03029290

82- SUBMISSIONS FACING

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Advantage Energy Income Fund

*CURRENT ADDRESS Petro-Canada Centre
Suite 3100
150 - 6 Avenue SW
Calgary, Alberta T2P 3V7

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

FILE NO. 82- 34742 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: BBS

DAT : 8/14/03

82-34742

03 JUL 15 AM 7:21

c1038
r f BC-Advantage-transaction 01-08 0209
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Advantage Energy Income Fund Announces Closing Of Transaction

CALGARY, Jan. 8 /CNW/ - Advantage Energy Income Fund (TSE: AVN.UN) ("Advantage" or the "Fund") announced today that it has closed the previously announced acquisition of a private, natural gas weighted company. This transaction is consistent with the Fund's strategy of acquiring high quality properties that increase the reserve life index and provide low risk development opportunities. In addition, Advantage has become one of the most gas weighted Royalty Trusts with natural gas comprising approximately 70% of total production.

The acquired properties have an established reserve life index of 12.2 years and are comprised of 90% natural gas and 10% light oil. The Fund is planning a low risk capital development program on the Medicine Hat property early in 2002 which should significantly increase natural gas production and reserves in this area.

%SEDAR: 00016522E

-0- 01/08/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, Toll free: 1-866-393-0393, Advantage Energy Income Fund, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site www.advantageincome.com, E-mail: advantage(at)advantageincome.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: TNM

-30-

CNW 14:25e 08-JAN-02

c1724
r f BC-Advantage-acquisition 01-10 0971
News release via Canada NewsWire, Calgary 403-269-7605

(2)

03 JUL 15 PM 7:21

Attention Business Editors:
Advantage Energy Income Fund Announces Two Property Acquisitions for $10.8 Million and a $15.8 Million Bought Deal Financing

CALGARY, Jan. 10 /CNW/ - Advantage Energy Income Fund (TSE: AVN.UN) ("Advantage" or the "Fund") is pleased to announce two additional natural gas property acquisitions (the "Properties"), resulting from the recent acquisition of a private natural gas weighted company, which closed on January 4, 2002. Advantage paid $7.0 million for a producing natural gas property at Puskwaskau, Alberta which includes 4,639 net acres of undeveloped land with various working interests ranging from 17% to 100%. Advantage has also agreed to purchase for $3.8 million an additional 10% working interest in properties located in the Medicine Hat area of Alberta, bringing Advantage's working interest in the 24 section block to 100%. Both transactions have an effective date of January 1, 2002.

Advantage also announces it has entered into an agreement to sell, on a bought deal basis to a syndicate of underwriters led by Scotia Capital, 2,000,000 trust units at a price of $7.90 per trust unit for aggregate gross proceeds of $15.8 million in order to fund these transactions and for general corporate purposes.

Mr. Kelly Drader, President & CEO of Advantage, stated that "These acquisitions will increase Advantage's natural gas production by over 5.3 mmcf/d and enable Advantage to have a 100% working interest in the high-potential Medicine Hat properties where Advantage has commenced a substantial low-risk development program. These acquisitions represent excellent value with a purchase price of $11,650 per daily boe of production and a cash flow multiple of 2.4 times. The Properties will enhance Advantage's cash flow per unit and ensure that Advantage remains one of the most gas-weighted royalty trusts, with natural gas comprising approximately 72% of anticipated total production."

The key attributes of these acquisitions are as follows:

Attractive Valuation Parameters

- Based on current production rates, the Properties were acquired for approximately $11,650 per daily boe of production.
- Based on the McDaniel & Associates Consultants Ltd. ("McDaniel") report dated July 1, 2001, the reserves were acquired at a cost of $8.85 per established boe.
- The Properties are expected to generate $4.5 million in cash flow in 2002, representing a highly attractive purchase price to cash flow multiple of 2.4 times. As a result, the increased cash flow will strengthen Advantage's balance sheet and cash flow per unit.

High Natural Gas Weighting and High Proved Component

- Production from the Properties is 97% weighted to natural gas.
- Current production from the Properties is 927 boe per day, including approximately 5.3 mmcf per day of natural gas and 30 barrels per day of natural gas liquids.
- Approximately 85% of the established reserves are classified as proved based on a report prepared by McDaniel.
- According to the McDaniel's report, the Properties contain total established reserves of approximately 7.1 bcf of natural gas and 42,600 barrels of natural gas liquids, or over 1.2 million barrels of

oil equivalent ("boe" with gas converted to oil on a 6:1 basis). The McDaniel's report for the Puskwaskau property was prepared before recent positive production results were available.

Equity Financing

In conjunction with the acquisition, the Fund has entered into an agreement to sell 2,000,000 trust units at $7.90 per trust unit to raise gross proceeds of $15.8 million on a bought deal basis. The issue is being made through a syndicate of underwriters led by Scotia Capital and including CIBC World Markets Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc.

In addition, the Fund has granted the underwriters an option, exercisable in whole or in part, up to 48 hours prior to closing, for the purchase of up to an additional 500,000 trust units at the same offering price. Should the underwriters' option be fully-exercised, the total gross proceeds of the issue would be $19.75 million.

Trust Units offered through the Underwriters will be entitled to participate in the cash distribution for the month of January, which will be payable on or about February 15, 2002.

The trust units offered have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws. The offer will be made in Canada only pursuant to a short form prospectus. The offering is subject to normal regulatory approval and is expected to close on or about January 29, 2002.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

%SEDAR: 00016522E

-0- 01/10/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, Toll free: 1-866-393-0393, Advantage Energy Income Fund, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site www.advantageincome.com, E-mail: advantage(at)advantageincome.com;

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: RLE OFR

-30-

CNW 16:15e 10-JAN-02

3

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended. Accordingly, except pursuant to an exemption to the United States Securities Act of 1933, these securities may not be offered or sold within the United States and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

New Issue **January 11, 2002**

PRELIMINARY SHORT FORM PROSPECTUS

ADVANTAGE

$15,800,000
2,000,000 Trust Units

This short form prospectus qualifies the distribution of 2,000,000 trust units (the "Trust Units") of Advantage Energy Income Fund (the "Trust" or "Advantage") at a price of $7.90 per Trust Unit (the "Offering"). The issued and outstanding Trust Units are listed on The Toronto Stock Exchange (the "TSE"). On January 10, 2002, the closing price of the Trust Units on the TSE was $8.20. The offering price of the Trust Units was determined by negotiation among Advantage Investment Management Ltd. (the "Manager") and Search Energy Corp. ("Search"), the operating company, on behalf of the Trust, and Scotia Capital Inc. on its own behalf and on behalf of CIBC World Markets Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc. (collectively, the "Underwriters"). The net proceeds of the Offering will initially be used by the Trust to repay indebtedness related to the acquisition of the Puskwaskau Property and to pay for the Trust's pending acquisition of an additional 10% working interest in natural gas assets located in the Medicine Hat area of Alberta. The remaining net proceeds will be allocated to the Trust's 2002 capital expenditure program. See "Recent Developments - Acquisitions" and "Use of Proceeds".

In the opinion of counsel, the Trust Units offered hereunder will, on the date of issue, (i) be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, and (ii) will not be precluded as investments under certain other statutes as set forth herein under "Eligibility for Investment".

Price: $7.90 per Trust Unit

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Trust Unit	$7.90	$0.395	$7.505
Total(2)	$15,800,000	$790,000	$15,010,000

Notes:

(1) Before deducting expenses of the issue estimated to be $275,000, which will be paid from the general funds of the Trust.

(2) The Trust has granted to the Underwriters an option (the "Underwriters' Option") to purchase up to an aggregate of 500,000 Trust Units on the terms as set forth above, exercisable at any time until 48 hours prior to the time of closing, which additional Trust Units are qualified for distribution under this prospectus. If the Underwriters' Option is exercised in full, the total Price to the Public, the Underwriters' Fee and the Net Proceeds to the Trust will be $19,750,000, $987,500 and $18,762,500, respectively.

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the qualification for distribution of Trust Units on behalf of the Trust by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, and on behalf of the Underwriters by Macleod Dixon LLP, Calgary, Alberta.

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that a closing will be held on or about January 29, 2002 or such other date prior to January 31, 2002 as the Trust and the Underwriters may agree upon. January 31, 2002 is the record date for the distribution by the Trust to holders of Trust Units ("Unitholders"), which distribution will be paid on February 15, 2002. Accordingly, subscribers who purchase Trust Units pursuant to this Offering will be eligible to receive the distribution to be paid to Unitholders on February 15, 2002. See "Record of Cash Distributions". Definitive certificates representing Trust Units will be available for delivery at closing. Subject to applicable laws, the Underwriters may, in connection with this Offering, effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution".

Scotia Capital Inc. and National Bank Financial Inc., two of the Underwriters, are indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to Search. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulations in certain provinces. The net proceeds of this Offering received by the Trust will ultimately be used to repay a portion of the indebtedness of Search to such banks. See "Relationship Among the Trust, Search and Certain Underwriters" and "Use of Proceeds".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and Search believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- the size of the oil and natural gas reserves;
- projections of market prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems; and
- the other factors discussed under "Risk Factors".

These factors should not be construed as exhaustive. Neither the Trust nor Search undertakes any obligation to publicly update or revise any forward-looking statements.

GLOSSARY OF TERMS

"ABCA" means the *Business Corporations Act* (Alberta), S.A. 1981, c. B-15, as amended, including the regulations promulgated thereunder;

"Acquisitions" means the acquisitions of the Puskwaskau Property and the Medicine Hat Property;

"ARC" means credits or rebates in respect of Crown royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act* which are commonly known as "Alberta Royalty Credits";

"Asset Transfer" means the transactions whereby the Vendors and Gascan transferred and assigned to Newco all of their respective right, title, estate and interest in and to the PNG Assets (as defined in the Share Purchase Agreement) in consideration of the issuance to the Vendors of common shares of Newco in accordance with the terms and conditions of the Asset Transfer Agreement;

"Asset Transfer Agreement" means the agreement among the Vendors, Newco and Gascan providing for the Asset Transfer;

"Business Day" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"Distribution Record Date" means until otherwise determined by the Trustee, the last day of each month of each year, provided that if the last day of the month is not a Business Day, then the Distribution Record Date for such month will be the first Business Day following the last day of each month of the year or such other dates in any year determined from time to time by the Trustee, but December 31 in each year shall be a Distribution Record Date;

"Due West" means Due West Resources Inc., a corporation incorporated under the ABCA which was acquired by Search on July 26, 2001 and amalgamated with Search on August 1, 2001;

"Engineering Reports" means the McDaniel Puskwaskau Report and the McDaniel Uni-Gas Report;

"Gascan" means Gascan Resources Ltd.;

"Gascan Assets" means all of the PNG Assets (as defined in the Share Purchase Agreement);

"Management Agreement" means the management, advisory and administration agreement dated May 24, 2001 among 925212 Alberta Ltd., the Manager and the Trustee, on behalf of the Trust;

"Manager" means Advantage Investment Management Ltd., a corporation incorporated under the ABCA;

"McDaniel" means McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers;

"McDaniel Report" means the report prepared by McDaniel dated November 22, 2001 whereby McDaniel evaluated the oil, natural gas and NGL reserves of Gascan as at July 1, 2001;

"McDaniel Puskwaskau Report" means the report prepared by McDaniel dated January 9, 2002 whereby McDaniel evaluated the oil, natural gas and NGL reserves relating to the Puskwaskau Property as at July 1, 2001;

"McDaniel Uni-Gas Report" means the report prepared by McDaniel dated January 9, 2002 whereby McDaniel evaluated the oil, natural gas and NGL reserves of Uni-Gas in relation to the Medicine Hat Property as at July 1, 2001;

"Medicine Hat Property" means Uni-Gas's 10% working interest in certain oil and natural gas properties located in the Medicine Hat area of Alberta to be purchased by Search for an aggregate price of $3,809,000, prior to adjustments;

"Newco" means 960110 Alberta Ltd., being the recently wound up wholly-owned subsidiary of Search, which company was the legal and beneficial owner of the Gascan Assets upon completion of the Asset Transfer;

"Notes" means the 14% unsecured subordinated promissory notes of Search;

"Offering" means the offering of 2,000,000 Trust Units at a price of $7.90 per Trust Unit pursuant to this short form prospectus;

"Oil and Natural Gas Properties" or **"Properties"** means the working, royalty or other interests of Search in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by Search from time to time;

"Permitted Investments" means, with respect to up to 25% of the total assets of the Trust (unless otherwise approved by Search's board of directors from time to time): (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee), the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited maturing within 180 days after the date of acquisition; and (iv) trust units and limited partnership units in trusts and limited partnerships which invest in energy related assets, including all types of petroleum and natural gas and energy related assets, and including, without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets;

"Petroleum Substances" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

"Properties" means the Puskwaskau Property and the Medicine Hat Property;

"Puskwaskau Property" means the property in the Puskwaskau area of Alberta acquired by Search from the Vendors for an aggregate purchase price of $7 million;

"Royalty" means the 95% interest in Search's Petroleum Substances within, upon or under certain of its Oil and Natural Gas Properties granted pursuant to the Royalty Agreement;

"Royalty Agreement" means the royalty agreement entered into between Search and the Trust dated as of May 24, 2001 and providing for the creation of the Royalty;

"Search" means Search Energy Corp., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust. All references to "Search", unless the context otherwise requires, are references to Search Energy Corp. and its predecessors;

"Settled Amount" means the amount of one hundred dollars in lawful money of Canada paid by the settlor of the Trust to the Trustee for the purpose of settling the Trust;

"Shareholder Agreement" means the shareholder agreement entered into as of May 24, 2001 between Search, the Manager and the Trustee, as trustee for and on behalf of the Trust;

"Share Purchase Agreement" means the share purchase agreement between Search and the Vendors dated November 28, 2001 providing for the purchase by Search for all of the issued and outstanding shares of Newco;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended;

"Trust" or **"Advantage"** means Advantage Energy Income Fund, a trust established under the laws of Alberta pursuant to the Trust Indenture. All references to the "Trust" or "Advantage", unless the context otherwise requires, are references to Advantage Energy Income Fund, its predecessors, and its subsidiaries;

"Trustee" means Computershare Trust Company of Canada, the successor to Montreal Trust Company of Canada which was the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"Trust Indenture" means the trust indenture dated as of April 17, 2001, as supplemented May 22, 2001, among Montreal Trust Company of Canada, Search and 687371 Alberta Ltd., as the settlor;

"Trust Unit" means a unit of the Trust, each unit representing an equal undivided beneficial interest therein;

"TSE" means The Toronto Stock Exchange;

"Underwriting Agreement" means the agreement dated January 10, 2002 among the Trust, Search, the Manager and the Underwriters in respect of the Offering;

"Underwriters" means, collectively, Scotia Capital Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc.;

"Underwriters' Option" means the option granted by the Trust to the Underwriters to purchase up to 500,000 Trust Units at a price of $7.90 per Trust Unit exercisable at any time until 48 hours prior to the time of closing;

"Uni-Gas" means Uni-Gas Resources Limited;

"United States" or **"U.S."** means the United States of America;

"Unitholders" means the holders from time to time of the Trust Units; and

"Vendors" means the holders of all of the issued and outstanding shares of Newco following the Asset Transfer and prior to the acquisition of Newco by Search and **"Vendor"** means any one of them.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS

Oil and Natural Gas Liquids

bbls	barrels
mbbls	thousand barrels
mmbbls	million barrels
NGLs	natural gas liquids
mstb	thousand stock tank barrels of oil
mmboe	million barrels of oil equivalent
boe/d	barrels of oil equivalent per day
bbls/d	barrels of oil per day

Natural Gas

mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
m^3	cubic metres
mmbtu	million British Thermal Units
GJ	Gigajoule

Other

BOE or boe	means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
WTI	means West Texas Intermediate.
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
psi	means pounds per square inch.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.950

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Advantage at Suite 700, 400 - 5th Avenue S.W., Calgary, Alberta, T2P 0L6, telephone (403) 261-8810. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of Advantage at the above-mentioned address and telephone number.

The following documents of the Trust, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

1. the Trust's Revised Initial Annual Information Form dated June 1, 2001, including management's discussion and analysis of Search for the year ended December 31, 2000 incorporated therein, and the attached: (a) audited consolidated financial statements of Search as at and for the years ended December 31, 1998, 1999 and 2000, together with the notes thereto and the auditors' report thereon; and (b) audited financial statements of Palliser Energy Corp. as at and for the years ended December 31, 1998 and 1999, together with the notes thereto and the auditors' report thereon;
2. the unaudited consolidated financial statements of Search and management's discussion and analysis of the financial condition and operations of Search as at and for the three months ended March 31, 2001;
3. the material change report of Advantage dated August 2, 2001 relating to the acquisition of Due West;
4. the following sections from the Trust's short form prospectus dated September 27, 2001: (a) Recent Developments – Acquisition of Due West Resources Inc.; (b) Information Respecting Due West Resources Inc.; (c) Undeveloped Lands; (d) Capital Expenditures; and (e) Due West Resources Inc. Financial Statements;
5. the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust as at and for the three month period ended September 30, 2001 and for the period from May 24 to September 30, 2001;
6. the material change report of Advantage dated October 4, 2001 relating to the closing of the October, 2001 public offering of Trust Units;
7. the material change report of Advantage dated November 28, 2001 relating to the acquisition of Newco and the Gascan Assets pursuant thereto;
8. the following sections from the Trust's short form prospectus dated December 10, 2001: (a) Recent Developments; (b) Information Respecting the Gascan Assets; (c) Gascan Assets Schedule of Revenue and Operating Expenses; and (d) Trust Pro Forma Consolidated Financial Statements; and

9. the material change report of Advantage dated December 18, 2001 relating to the closing of the December, 2001 public offering of Trust Units.

Any material change reports (excluding confidential reports), comparative interim financial statements and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

ADVANTAGE ENERGY INCOME FUND

Advantage Energy Income Fund, Search Energy Corp. and Advantage Investment Management Ltd.

Advantage Energy Income Fund is an entity that provides monthly cash distributions to its Unitholders. Advantage was created under the laws of the Province of Alberta pursuant to the Trust Indenture dated April 17, 2001. It is, for Canadian tax purposes, an open-ended mutual fund trust and is categorized as a "natural resource issuer" for the purposes of Canadian securities laws. The Trust is administered by the Trustee. The beneficiaries of the Trust are the Unitholders.

Search is an oil and natural gas exploitation and development company that is wholly-owned by the Trust. It was originally incorporated in 1979 as Westrex Energy Corp. ("Westrex"). Through a plan of arrangement under the ABCA, Westrex merged with Search Energy Inc. on December 31, 1996, and changed its name to Search Energy Corp. on January 2, 1997. The management of Westrex was, for the most part, replaced with the management of Search. The merger was accounted for as a "reverse take-over" in accordance with Canadian generally accepted accounting principles.

Effective May 24, 2001, all of the issued and outstanding common shares of Search were acquired by 925212 Alberta Ltd., a corporation wholly-owned by the Trust, and Search and 925212 Alberta Ltd. were then amalgamated and continued as "Search Energy Corp.". On July 26, 2001, Search acquired all of the shares of Due West. Due West's oil and natural gas properties were comprised of mainly long life natural gas and light oil reserves, many of which are operated by major exploration and development companies. Effective August 1, 2001, Search and Due West were amalgamated and continued as "Search Energy Corp.". On January 4, 2002 the Trust acquired Newco for a price of $62 million. Newco's assets were comprised of primarily high-quality, long-life reserves with low risk development opportunities. On January 4, 2002 Newco was wound up into Search. On January 10, 2002 Advantage acquired the Puskwaskau Property for an aggregate purchase price of $7 million and has entered into an agreement to purchase the Medicine Hat Property for approximately $3.8 million on February 1, 2002. See "Recent Developments - Acquisitions".

In accordance with the Management Agreement, the Manager has agreed to act as manager of the Trust and Search. The Manager is a Canadian-owned energy advisory management corporation, incorporated on March 19, 2001, pursuant to the provisions of the ABCA.

The head office of the Trust and the Manager and the head office and the registered office of Search is located at Suite 700, 400 - 5th Avenue S.W., Calgary, Alberta, T2P 0L6. The registered office of the Manager is located at Suite 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

Organizational Structure of the Trust

The following diagram sets forth the organizational structure of the Trust as at the date hereof.


Trust Unitholders (1)(2)
Cash Distributions (2)
Income from Permitted Investments
Trust Units (100%)
Advantage Energy Income Fund (Alberta)
Management Services
Interest and Principal Payments, Royalty Payments and Dividends on Common Shares
- Royalty
- Notes (100%)
- Common Shares (100%)
Fees
Advantage Investment Management Ltd. (Alberta)
Management Services
Search Energy Corp. (3) (Alberta)

Notes:

(1) The Unitholders own 100% of the Trust.

(2) Cash distributions are made to Unitholders monthly based upon the Trust's cash flow.

(3) In accordance with the terms of the Trust Indenture and the Shareholder Agreement, holders of Trust Units are entitled to direct the Trust as to how to vote in respect of all matters to be placed before the Trust, including the election of directors of Search, approving Search's financial statements, and appointing the auditors of Search, who shall be the same as the auditors of the Trust. The Shareholder Agreement provides that the Unitholders are entitled to elect a majority of the board of directors of Search and the Manager has the right to designate two directors to serve on the board of directors of Search.

DESCRIPTION OF BUSINESS

Advantage Energy Income Fund

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, Search, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of Search, the Royalty and the Notes.

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the Notes, royalty income earned on the Royalty, dividends (if any) received on, and amounts, if any, received on redemption of, Search's common shares and preferred shares, and income and distributions received from any Permitted Investments after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. See "Description of Trust Units - Cash Distributions".

Search Energy Corp.

Search is actively engaged in the business of oil and gas exploitation, development, acquisition and production in the Provinces of Alberta, British Columbia and Saskatchewan.

Advantage Investment Management Ltd.

Pursuant to the Management Agreement, the Manager has agreed to act as manager of the Trust and Search. The board of directors of Search has retained the Manager to provide comprehensive management services and has delegated certain authority to the Manager to assist in the administration and regulation of the day-to-day operations of the Trust and Search and assist in executive decisions which conform to the general policies and general principles previously established by the board of directors of Search. The Manager is entitled to designate two directors to serve on the board of directors of Search. The Manager also provides executive officers to Search, subject to the approval of the board of directors of Search.

RECENT DEVELOPMENTS

Acquisitions

On January 4, 2002 Advantage acquired all of the issued and outstanding shares of Newco, which company, as of such date was the legal and beneficial owner of the Gascan Assets. The effective date of this acquisition was January 1, 2002. The net cash consideration payable by the Trust for such acquisition was $62 million prior to adjustments.

In connection with the acquisition of Newco, Advantage deposited $7 million in favour of the Vendors in respect of the Puskwaskau Property. On January 10, 2002 Advantage determined to release the deposit from escrow and thereby acquire the Puskwaskau Property effective January 1, 2002. In addition, Advantage has entered into an agreement to acquire the Medicine Hat Property from Uni-Gas for an aggregate consideration of approximately $3.8 million, prior to adjustments. The closing date for the acquisition of the Medicine Hat Property is scheduled for February 1, 2002 with an effective date of January 1, 2002. The Medicine Hat Property represents the remaining 10% working interest in 24 sections of land and natural gas production in the Medicine Hat area of Alberta which was not included in the acquisition of Newco. The acquisition of the remaining 10% working interest from Uni-Gas will result in Advantage owning a 100% operating working interest in 24 sections of land with total current natural gas production of 5.3 mmcf/d.

Upon completion of the Acquisitions, Advantage's current production will immediately increase by approximately 930 boe/d. The Acquisitions will also enhance Advantage's cash flow per unit and ensure that Advantage remains one of the most natural gas weighted royalty trusts in the sector with natural gas comprising approximately 72% of anticipated total production.

Consistent with the Trust's existing risk management strategy, Advantage intends to implement revenue protection measures in relation to the Properties as well as the previously-acquired Gascan Assets when market conditions are appropriate.

INFORMATION RESPECTING THE PUSKWASKAU PROPERTY AND MEDICINE HAT PROPERTY

Principal Properties

The following is a description of the principal oil and natural gas properties which comprise the Puskwaskau Property and Medicine Hat Property which are currently on production or under development. The term "net", when used to describe share of production, means the total working interest share to be acquired by Advantage before deduction of royalties owned by others. Reserve amounts are stated, before deduction of royalties, at July 1, 2001, based on escalating cost and price assumptions as evaluated in the Engineering Reports (see "Information Respecting the Puskwaskau Property and Medicine Hat Property - Oil and Natural Gas Reserves"). Information in respect of gross and net acres and in respect of well counts is as at July 1, 2001, except where indicated otherwise.

Medicine Hat, Alberta

The Medicine Hat area is located in southeastern Alberta where Advantage, following the Acquisitions, will have a 100% working interest in 24 sections of land. The Medicine Hat Property comprises long reserve life assets with established production profiles. Production in the area comes from five shallow gas formations. Following the Acquisitions, Advantage's total natural gas production in the area will be 5.3 mmcf/d from 117 producing gas wells. All gas is gathered at a central compression and dehydration facility and enters the Nova System at the Bowmanton South meter Station.

Based on the McDaniel Uni-Gas Report, the Medicine Hat Property has remaining established natural gas reserves of 3.2 bcf. Approximately 85% of such reserves are classified as proved in the McDaniel Uni-Gas Report. The 2002 production from the Medicine Hat Property, based on the proved producing portion of the McDaniel Uni-Gas Report, is estimated to be 453 mcf/d. The resulting established reserve life index for the Medicine Hat Property based on the 2002 production forecast is 19.5 years.

Advantage has commenced a low risk capital development program for the Medicine Hat area in order to increase natural gas production and reserves in this area. The Trust has identified numerous recompletion opportunities in the Medicine Hat and Milk River zones. The Trust has determined to allocate approximately 15% of its 2002 capital expenditure budget to Medicine Hat recompletion opportunities as the property presents numerous relatively low cost recompletion and infill drilling opportunities in five shallow gas formations. In total, 89 existing wellbores are available for recompletions in untapped zones.

In addition, the Trust currently estimates that approximately 45% of the Trust's capital expenditures budget for 2002 will be spent on Medicine Hat infill development drilling which has already commenced. The McDaniel Report has assigned probable reserves associated with 23 infill drilling locations. This is based on drilling one additional well per section resulting in a total of 5 wells per section. By comparison, offsetting lands in the immediate vicinity have been developed to as many as 9 shallow gas wells per section.

Puskwaskau, Alberta

The Puskwaskau Property is located 384 kilometres northwest of Edmonton, Alberta and includes working interests in 4,639 net acres of land. Current natural gas production is from two non-operated wells with working interests of 25% and 16.67%. Production from the two wells commenced in the fourth quarter of 2001. Current production, net to Advantage, from the two wells is approximately 5 mmcf/d of natural gas and 30 bbl/d of NGLs. The natural gas is sweet, is produced from the Banff zone and is tied directly into the Nova pipeline system.

Based on the McDaniel Puskwaskau Report, the Puskwaskau Property has remaining established reserves of 682 mboe, of which 94% are natural gas and 6% are NGLs. Approximately 86% of such established reserves are classified as proved in the McDaniel Puskwaskau Report. The 2002 production from the Puskwaskau Property, based on the total proved portion of the McDaniel

Puskwaskau Report, is estimated to be 430 boe/d, net to Advantage, of which 94% is natural gas and 6% is NGLs. The McDaniel Puskwaskau Report does not take into account recent positive production results. Since the effective date of the McDaniel Puskwaskau Report, production from the Puskwaskau Property has increased from approximately 1.8 mmcf/d to approximately 4.9 mmcf/d, net to Advantage. The resulting established reserve life index for the Puskwaskau Property based on the 2002 production is 4.3 years. The Puskwaskau Property provides Advantage with immediate natural gas production on a non-operated basis. Currently, Advantage has no development plans for the Puskwaskau Property in 2002.

Engineering Reports

The oil, natural gas and NGL reserves of Uni-Gas in relation to the Medicine Hat Property and the Vendors, in relation to the Puskwaskau Property as at July 1, 2001 have been evaluated by McDaniel utilizing McDaniel's October 1, 2001 pricing as set forth in the Engineering Reports. McDaniel conducted evaluations based on both escalated and constant price assumptions of the oil, gas and NGL reserves and the present worth of future cash flows associated with such reserves. The results of the evaluations of McDaniel, contained in the Engineering Reports, based on both escalated and constant price assumptions as provided by McDaniel are summarized on a combined basis in the tables below. **The present worth of estimated future cash flows contained in the following tables may not be representative of the fair market values of the reserves.** Assumptions relating to costs, prices for future production and other matters are summarized in the notes following the tables. There is no assurance that such prices and cost assumptions will be attained and variances could be material. All estimated future cash flows as set forth in the following tables are stated prior to provision for income taxes, indirect costs, and future site restoration costs, and after deduction of operating costs, royalties and estimated future capital expenditures. The Engineering Reports are based on certain factual data, including operating costs, property descriptions, details of interests held, well data, future development plans, and future capital estimates supplied by Gascan, and on McDaniel's opinion of reasonable practice in the industry. Probable reserves and the estimated present worth thereof set forth below have been risked by 50% to take into account the risk factors associated with the recovery thereof.

Combined Reserve Report Information for the Puskwaskau Property and the Medicine Hat Property

Natural Gas and NGL Reserves and Present Worth of Future Net Pre-Tax Cash Flows Based on Escalating Price and Cost Assumptions Effective as of July 1, 2001

	Natural Gas (mmcf)		NGL (mbbls)		Present Worth of Future Net Pre-Tax Cash Flows (thousands of dollars)(3)(4) Discounted at				
	Gross(1)	Net(2)	Gross(1)	Net(2)	0%	10%	12%	15%	20%
Proved Producing	4,723	3,810	27	19	11,208	7,600	7,164	6,605	5,862
Proved Non-Producing	1,313	1,031	10	7	3,673	2,564	2,410	2,209	1,935
Total Proved	6,036	4,840	37	26	14,881	10,164	9,574	8,814	7,797
Risked Probable(3)	1,028	841	6	4	3,075	1,368	1,206	1,013	785
Total Proved and Risked Probable	**7,064**	**5,681**	**43**	**30**	**17,956**	**11,532**	**10,780**	**9,827**	**8,582**

Natural Gas and NGL Reserves and Present Worth of Future Net Pre-Tax Cash Flows Based on Constant Price and Cost Assumptions Effective as of July 1, 2001

	Natural Gas (mmcf)		NGL (mbbls)		Present Worth of Future Net Pre-Tax Cash Flows (thousands of dollars))(3)(4) Discounted at				
	Gross(1)	Net(2)	Gross(1)	Net(2)	0%	10%	12%	15%	20%
Proved Producing	4,723	3,810	27	19	7,567	5,319	5,032	4,661	4,162
Proved Non-Producing	1,313	1,031	10	7	2,511	1,730	1,623	1,483	1,292
Total Proved	6,036	4,841	37	26	10,078	7,049	6,655	6,144	5,454
Risked Probable(3)	1,028	841	6	4	2,066	925	813	680	521
Total Proved and Risked Probable	**7,064**	**5,682**	**43**	**30**	**12,144**	**7,974**	**7,468**	**6,824**	**5,975**

Notes:

(1) "Gross Reserves" are the aggregate of Gascan's and Uni-Gas' working interest and royalty interest reserves before deductions of royalties payable to others.

(2) "Net Reserves" are Gross Reserves less all royalties payable to others.

(3) Probable Reserves and Present Worth Values reduced by 50% for risk.

(4) Before allowance for ARC.

McDaniel & Associates Consultants Ltd.
Summary of Price Forecasts (Escalated)
October 1, 2001

Oil and NGLs

Year	WTI Crude Oil $US/BBL	Edmonton Light Crude Oil $C/BBL	Medium Crude Oil $C/BBL	Heavy Crude Oil $C/BBL	Alberta Average Natural Gas $C/Mmbtu	Edmonton Cond. & Natural Gasolines $/Bbl	Edmonton Propane $/Bbl	Edmonton Butanes $/Bbl	Edmonton NGL Mix $/Bbl	Sulphur $/LT	Inflation %	US/CAN Exchange Rate $US/$CAN
Forecast	(1)	(2)	(3)	(4)	(5)				(6)			
2001 (3 mo)	24.00	36.50	23.50	14.50	3.20	36.50	21.80	24.10	25.50	5.00	2.0	0.640
2002	23.00	34.40	25.40	18.40	4.30	34.40	23.50	22.70	25.40	5.00	2.0	0.650
2003	22.50	33.10	27.10	21.10	4.60	33.10	23.70	21.80	24.90	5.00	2.0	0.660
2004	22.90	33.10	28.10	22.10	4.50	33.10	23.40	21.80	24.80	5.50	2.0	0.670
2005	23.40	33.30	28.30	22.30	4.45	33.30	23.40	22.00	24.90	6.10	2.0	0.680
2006	23.90	33.50	28.50	22.50	4.35	33.50	23.30	22.10	24.90	6.70	2.0	0.690
2007	24.40	33.70	28.70	22.70	4.25	33.70	23.10	22.20	24.90	7.40	2.0	0.700
2008	24.90	34.40	29.40	23.40	4.25	34.40	23.40	22.70	25.40	8.10	2.0	0.700
2009	25.40	35.10	30.10	24.10	4.25	35.10	23.70	23.10	25.80	8.90	2.0	0.700
2010	25.90	35.80	30.80	24.80	4.35	35.80	24.20	23.60	26.30	9.80	2.0	0.700
2011	26.40	36.50	31.50	25.50	4.40	36.50	24.60	24.10	26.80	10.80	2.0	0.700
2012	26.90	37.20	32.20	26.20	4.50	37.20	25.10	24.50	27.30	11.90	2.0	0.700
2013	27.40	37.90	32.90	26.90	4.55	37.90	25.50	25.00	27.80	13.10	2.0	0.700
2014	27.90	38.60	33.60	27.60	4.65	38.60	26.00	25.50	28.30	14.40	2.0	0.700
2015	28.50	39.40	34.40	28.40	4.75	39.40	26.50	26.00	28.90	15.80	2.0	0.700
2016	29.10	40.20	35.20	29.20	4.85	40.20	27.10	26.50	29.50	17.40	2.0	0.700
2017	29.70	41.10	36.10	30.10	4.95	41.10	27.60	27.10	30.10	19.10	2.0	0.700
2018	30.30	41.90	36.90	30.90	5.05	41.90	28.20	27.60	30.70	21.00	2.0	0.700
2019	30.90	42.70	37.70	31.70	5.15	42.70	28.70	28.20	31.30	23.10	2.0	0.700
2020	31.50	43.50	38.50	32.50	5.25	43.50	29.30	28.70	31.90	25.40	2.0	0.700
Thereafter	31.50	43.50	38.50	32.50	5.25	43.50	29.30	28.70	31.90	25.40	0.0	0.700

Notes:
(1) West Texas Intermediate at Cushing Oklahoma
(2) Edmonton price for 40 API, 0.5% sulphur crude
(3) Bow River 26 degrees/2.1% sulphur crude oil at Hardisty Alberta
(4) Heavy crude oil 12 degrees at Hardisty Alberta
(5) Average Alberta field price
(6) NGL Mix based on 45 percent propane, 35 percent butane and 20 percent natural gasolines

Gas

Year	U.S. Henry Hub Gas Price $US/Mmbtu	AECO Spot Price $C/GJ	Alberta Average Plantgate $C/Mmbtu	Aggregator Plantgate $C/Mmbtu	Alberta Spot Sales Plantgate $C/Mmbtu	Sask. Prov. Gas Plantgate $C/Mmbtu	Sask. Spot Sales Plantgate $C/Mmbtu	British Columbia CanWest Plantgate $C/Mmbtu	British Columbia CanWest Wellhead $C/Mcf	British Columbia Spot Sales Plantgate $C/Mmbtu
Forecast			(1)							
2001(3 mo)	2.50	3.19	3.20	3.20	3.20	3.35	3.35	3.10	2.81	3.20
2002	3.25	4.22	4.30	4.30	4.30	4.45	4.45	4.20	3.94	4.30
2003	3.50	4.51	4.60	4.60	4.60	4.76	4.76	4.50	4.25	4.60
2004	3.50	4.43	4.50	4.50	4.50	4.66	4.66	4.40	4.13	4.50
2005	3.50	4.35	4.45	4.45	4.45	4.61	4.61	4.35	4.07	4.45
2006	3.50	4.28	4.35	4.35	4.35	4.52	4.52	4.25	3.96	4.35
2007	3.50	4.21	4.25	4.25	4.25	4.42	4.42	4.15	3.85	4.25
2008	3.50	4.20	4.25	4.25	4.25	4.42	4.42	4.15	3.84	4.25
2009	3.50	4.19	4.25	4.25	4.25	4.43	4.43	4.15	3.83	4.25
2010	3.57	4.27	4.35	4.35	4.35	4.53	4.53	4.25	3.92	4.35

Year	U.S. Henry Hub Gas Price $US/Mmbtu	AECO Spot Price $C/GJ	Alberta Average Plantgate $C/Mmbtu	Aggregator Plantgate $C/Mmbtu	Alberta Spot Sales Plantgate $C/Mmbtu	Sask. Prov. Gas Plantgate $C/Mmbtu	Sask. Spot Sales Plantgate $C/Mmbtu	British Columbia CanWest Plantgate $C/Mmbtu	British Columbia CanWest Wellhead $C/Mcf	British Columbia Spot Sales Plantgate $C/Mmbtu
2011	3.64	4.35	4.40	4.40	4.40	4.58	4.58	4.30	3.96	4.40
2012	3.71	4.44	4.50	4.50	4.50	4.69	4.69	4.40	4.06	4.50
2013	3.78	4.52	4.55	4.55	4.55	4.74	4.74	4.45	4.10	4.55
2014	3.85	4.60	4.65	4.65	4.65	4.84	4.84	4.55	4.19	4.65
2015	3.93	4.70	4.75	4.75	4.75	4.95	4.95	4.65	4.29	4.75
2016	4.01	4.80	4.85	4.85	4.85	5.05	5.05	4.75	4.38	4.85
2017	4.10	4.90	4.95	4.95	4.95	5.16	5.16	4.85	4.47	4.95
2018	4.18	5.00	5.05	5.05	5.05	5.26	5.26	4.95	4.57	5.05
2019	4.26	5.10	5.15	5.15	5.15	5.36	5.36	5.05	4.66	5.15
2020	4.34	5.19	5.25	5.25	5.25	5.47	5.47	5.15	4.75	5.25
Thereafter	4.34	5.19	5.25	5.25	5.25	5.47	5.47	5.15	4.75	5.25

Note:
(1) This forecast also applies to direct sales contracts and the Alberta gas reference price used in the crown royalty calculations.

Constant Product Price Summary Schedule

Crude Oil Prices ($/bbl)	
Edmonton Light Crude	36.50
Bow River Medium Crude	23.50
Hardisty Heavy	14.50
Natural Gas (at Field Gate ($/Mmbtu))	
Alberta Average	3.20
Transcanada Gas Services Ltd.	3.20
Pan Alberta Gas Ltd.	3.20
Progas	3.20
Spot Sales	3.20
Natural Gas Liquids (Edmonton Reference Price $/bbl)	
Propane	21.80
Field Butane	24.10
NGL Mix	25.50
Natural Gasolines & Condensate	36.50

All constant prices are based on October 2001 forecast prices taken from McDaniel's October 2001 escalating price forecast.

DESCRIPTION OF TRUST UNITS

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. As at December 31, 2001, 24,598,782 Trust Units were issued and outstanding. Each Trust Unit represents an equal fractional undivided beneficial interest in any distributions from, and in any net assets of, the Trust in the event of termination or winding-up of the Trust. The beneficial interests in the Trust are divided into interests in two classes, as follows: (i) "Trust Units", which are entitled to the rights, subject to limitations, restrictions and conditions set out in the Trust Indenture, as summarized herein and in the Trust's Revised Initial Annual Information Form dated June 1, 2001, which is incorporated by reference herein; and (ii) "Special Voting Units", which shall be issued to a trustee and shall be entitled to such number of votes at meetings of Unitholders as is equal to the number of Trust Units reserved for issuance that such Special Voting Units represent, such number of votes and any other rights or limitations to be prescribed by Search's board of directors. The Special Voting Units give Search the flexibility to acquire the securities of another issuer in consideration for securities which are ultimately exchangeable for Trust Units. All Trust Units are of the same class with equal rights and privileges. Each Trust Unit is transferable, entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Trust, and distributions on liquidation, is fully paid and non-assessable and entitles the holder thereof to one vote at all meetings of Trust Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Search or the Trust. As holders of Trust Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of anticipated distributable income from Search and the combined ability of Search's board of directors and the Manager to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

Cash Distributions

The amount of cash to be distributed annually per Trust Unit shall be equal to a pro rata share of interest on the Notes, royalty income from the Royalty, dividends on or in respect of shares of Search received by the Trust and income from the Permitted Investments; less: (i) administrative expenses and other obligations of the Trust; (ii) amounts which may be paid by the Trust in connection with any cash redemptions of Trust Units; and (iii) permitted royalty deductions such as debt service charges and capital expenditures (to the extent not funded by debt). Search may apply some or all of its cash flow to capital expenditures to develop the Oil and Natural Gas Properties of Search or to acquire additional Oil and Natural Gas Properties prior to making any distributions to the Trust in the form of principal repayments on the Notes or dividends on Search's common shares or preferred shares. If on any Distribution Record Date the Trustee determines that the Trust does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash or if any cash distribution should be contrary to any subordination agreement, the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Trust Units having a value equal to the cash shortfall. Trust Units will be issued pursuant to exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Trust realizes interest income from its holdings of Notes. The Notes bear interest at 14% per annum, payable monthly, and mature on December 31, 2031, subject to extension for an additional 20 year term at the instance of Search's board of directors, with the approval thereof by resolution of the holders of Notes if the Trust does not then hold substantially all of the Notes. It is expected that the Trust's income will initially be limited to: (i) the interest received on the principal amount of Notes; (ii) royalty income received on the Royalty; and (iii) dividends (if any) received on Search's common shares. See "Description of Business - Advantage Energy Income Fund".

Search's board of directors intends for the Trust to make monthly cash distributions. Cash distributions will be made monthly to the Unitholders of record on the last day of each month (unless such day is not a Business Day, in which case the date of record shall be the next following Business Day) and shall be payable on the 15th day of each month or, if such day is not a Business Day, the next following Business Day or such other date as is determined from time to time by the Trustee. See "Record of Cash Distributions".

Subscribers for Trust Units pursuant to this Offering will be Unitholders of record on January 31, 2002, provided the Offering is completed by that time, and accordingly, will in those circumstances be entitled to receive a distribution of distributable cash of the Trust payable on February 15, 2002.

For additional information respecting the Trust Units, including information respecting Unitholders' limited liability, the redemption right attached to the Trust Units, meetings of Unitholders, and amendments to the Trust Indenture, see "Additional Information Respecting Advantage Energy Income Fund" at pages 21 through 27, inclusive, of the Trust's Revised Initial Annual Information Form dated June 1, 2001.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at September 30, 2001 and as at January 4, 2002, both before and after giving effect to the Offering and the Acquisitions.

Designation Authorized	As at September 30, 2001 (unaudited)	As at January 4, 2002 before giving effect to the Offering and the Acquisitions (unaudited)(6)	As at January 4, 2002 after giving effect to the Offering and the Acquisitions(1) (unaudited)
		($ thousands, except share amounts)	
Long-Term Debt ($102,000)(2)	$88,567	$78,969	$75,034(3)
Unitholders' Capital			
Trust Units (unlimited)	$44,858 (12,834,282 Trust Units)	$128,655 (24,598,782 Trust Units)	$143,390(4) (26,598,782 Trust Units)(5)
Special Voting Units (unlimited)	Nil	Nil	Nil

Notes:

(1) After deducting the estimated costs of the Offering of $275,000 and the Underwriters' commissions of $790,000.

(2) Advantage has a credit facility which provides for a $90 million extendible revolving loan facility and a $5 million operating loan facility. The loan's interest rate is based on either prime or bankers acceptance rates at the Trust's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2.0% depending on the Trust's debt to cash flow ratio. Advantage also has a $7 million principal amount bridge facility maturing January 31, 2002 and bearing interest at the bank's prime lending rate plus 1.5%. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. In connection with its revenue protection plan, Advantage is required to post a US$6 million letter of credit with a Canadian chartered bank, which letter of credit reduces, by a corresponding amount, amounts available under Advantage's credit facilities.

(3) If the Underwriters' Option is exercised in full and the net proceeds therefrom are utilized for debt repayment, the Trust's long term debt will be $71,281,500.

(4) $147,142,500 if the Underwriters' Option is exercised in full.

(5) 27,098,782 Trust Units if the Underwriters' Option is exercised in full.

(6) On October 4 and 11, and December 18, 2001, the Trust issued an aggregate of 11,764,500 Trust Units for net proceeds of $84,247,879. Such net proceeds were utilized by the Trust to provide working capital to Search (in exchange for additional Notes) which Search used primarily to repay a portion of its indebtedness to its bankers. A significant portion of such indebtedness was incurred in connection with the acquisitions of Due West and the Gascan Assets.

(7) As at September 30, 2001, Unitholders' equity of the Trust incorporated cash distributions paid and payable up to September 30, 2001 of $12,834,000 and accumulated income of $24,094,000.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The outstanding Trust Units are traded on the TSE under the trading symbol "AVN.UN". The following table sets forth the price range and trading volume of the Trust Units as reported by the TSE for the periods indicated.

Period	High	Low	Volume
2001			
May 29 - 31[(1)]	$12.55	$12.30	117,537
June	$12.40	$ 9.25	1,219,309
July	$10.40	$ 9.45	691,028
August	$10.50	$9.00	882,524
September	$9.15	$7.42	653,400
October	$8.29	$7.40	3,353,400
November	$8.40	$7.05	2,008,200
December	$8.29	$7.63	2,019,700
2002			
January 2 – 10	$8.25	$8.05	659,200

Note:

(1) The Trust Units commenced trading on the TSE on May 29, 2001.

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Trust Unit amount of monthly cash distributions paid by the Trust since its inception.

2001	Distribution Per Trust Unit
July[(1)]	$0.28
August	$0.28
September	$0.22
October	$0.22
November	$0.15
December	$0.15
2002	
January[(2)]	$0.15

Notes:

(1) This distribution was the first cash distribution of the Trust.

(2) The Trust announced on December 18, 2001 that the next monthly distribution of distributable cash will be paid on January 15, 2002 to Unitholders of record on December 31, 2001.

The Trust intends to make cash distributions on the 15th day of each month (or the first Business Day thereafter) to holders of Trust Units of record on the immediately preceding record date.

It is anticipated that the Offering will close prior to January 31, 2002, which is the record date of the distribution to be paid by the Trust to Unitholders on February 15, 2002. Accordingly, subscribers who purchase Trust Units pursuant to this Offering will be eligible to receive the distribution to be paid to Unitholders on February 15, 2002.

USE OF PROCEEDS

The estimated net proceeds to the Trust from the sale of the Trust Units hereunder are estimated to be $14,735,000 after deducting the fees of $790,000 payable to the Underwriters and the estimated expenses of the issue of $275,000. If the Underwriters' Option is exercised in full, the net proceeds from the sale of the Trust Units hereunder are estimated to be $18,487,500 after deducting the fees of $987,500 payable to the Underwriters and the estimated expenses of the issue of $275,000. See "Plan of Distribution". The net proceeds of this Offering will be used by the Trust to provide working capital to Search (in exchange for additional Notes) which Search will use to complete the acquisition of the Medicine Hat Property and to repay a portion of its indebtedness to its bankers, a portion of which was incurred to fund the acquisition of the Puskwaskau Property, and for its 2002 capital expenditure program. In the event the acquisition of the Medicine Hat Property is not completed, such portion of the net proceeds will be used to fund future acquisitions, the Trust's 2002 capital expenditure program and for general corporate purposes. In the event the acquisition of the Medicine Hat Property is not completed and the Trust does not utilize such portion of the proceeds of the Offering to fund additional acquisitions or capital expenditures in a timely manner, the issuance of Trust Units pursuant to the Offering will be dilutive to future cash distributions. See "Relationship Among the Trust, Search and Certain Underwriters".

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 2,000,000 Trust Units to the Underwriters, and the Underwriters have severally agreed to purchase such Trust Units on January 29, 2002, or such other date as may be agreed among the parties to the Underwriting Agreement. Delivery of the Trust Units is conditional upon payment on closing of $7.90 per Trust Unit by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $0.395 per Trust Unit for Trust Units issued and sold by the Trust, for an aggregate fee payable by the Trust of $790,000, in consideration for their services in connection with this Offering. The terms of the Offering of the Trust Units were determined by negotiation between the Manager and Search, on behalf of the Trust, and Scotia Capital Inc. on its own behalf and on behalf of the other Underwriters.

The Trust has granted to the Underwriters the Underwriters' Option entitling the Underwriters to purchase up to an aggregate of 500,000 Trust Units issued pursuant to this Offering at a price of $7.90 per Trust Unit exercisable at any time until 48 hours prior to the time of closing. If the Underwriters' Option is exercised in full, the total Offering, the Underwriters' fee and the net proceeds to the Trust will be $19,750,000, $987,500 and $18,762,500, respectively. This short form prospectus also qualifies for distribution the Trust Units that are issued pursuant to the exercise of the Underwriters' Option.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Trust Units which it has agreed to purchase, any one or more of the other Underwriters may, but is not obligated to, purchase such Trust Units. The Underwriters are, however, obligated to take up and pay for all Trust Units if they are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and Search will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

It is expected that a closing will be held on or about January 29, 2002, or such other date prior to January 31, 2002 as the Trust and the Underwriters may agree upon. January 31, 2002 is the record date for a distribution by the Trust to Unitholders, which distribution will be paid on February 15, 2002. Definitive certificates representing the Trust Units will be available for delivery at closing.

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it shall not offer or issue, or enter into an agreement to offer or issue, Trust Units or any securities convertible or exchangeable into Trust Units for a period of 90 days subsequent to the closing date of the Offering without the consent of the Underwriters, which consent may not be unreasonably withheld.

The Trust has applied to list the Trust Units distributed under this short form prospectus on the TSE. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSE.

The Trust Units have not been and will not be registered under the *United States Securities Act of 1933*, as amended (the "US Securities Act") and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the US Securities Act. Each of the Underwriters has agreed that, except in accordance with Rule 144A under the US Securities Act, it will not offer, sell or deliver Trust Units within the United States.

In addition, until 40 days after the commencement of the Offering, any offer or sale of the Trust Units within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the US Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the US Securities Act.

INTEREST OF EXPERTS

Certain legal matters relating to this Offering will be passed upon by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, on behalf of the Trust, and by Macleod Dixon LLP, Calgary, Alberta, on behalf of the Underwriters. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this short form prospectus or in a document that is specifically incorporated by reference into this short form prospectus as having prepared or certified a part of this short form prospectus, or a report or valuation described in this short form prospectus or in a document specifically incorporated by reference into this short form prospectus, has received or shall receive a direct or indirect interest in the property of the Trust or of any associate or affiliate of the Trust. As at the date hereof, the aforementioned persons and companies beneficially own, directly or indirectly, less than 1% of the securities of the Trust and its associates and affiliates. Further, as of the date hereof, the partners of Ernst & Young LLP, as a group, did not beneficially own, directly or indirectly, any of the Trust Units of the Trust. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Trust or of any associates or affiliates of the Trust, except for Jay P. Reid, the Corporate Secretary of Search, who is a partner at Burnet, Duckworth & Palmer LLP, which law firm renders legal services to the Trust.

PROMOTERS

The Manager may be considered to be a promoter of the Trust under applicable securities laws by reason of having taken the initiative in founding and organizing the business and enterprise of the Trust. Except as set forth elsewhere in this short form prospectus and the documents incorporated by reference herein, the Manager and its subsidiaries have not received, and it is not presently intended that they shall receive, directly or indirectly from the Trust or from a subsidiary of the Trust, anything of value, including money, property, contracts, options or rights of any kind. In addition, the Trust and its subsidiaries have not acquired any assets during the two years prior to the date hereof, and it is not presently intended that the Trust and its subsidiaries will acquire any assets, from the Manager or its subsidiaries. The Manager does not beneficially own, directly or indirectly, or exercise control over, any voting securities of the Trust or any of its subsidiaries. The directors, officers and insiders of the Manager own, in the aggregate, 269,500 Trust Units (1.1% of the Trust Units issued and outstanding as at the date hereof). Pursuant to the Management Agreement among the Trust, Search and the Manager, the Manager receives fees and also is entitled to reimbursement of certain expenses.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and Macleod Dixon LLP (collectively, "Counsel"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a Unitholder who acquires Trust Units pursuant to this Offering and who, for purposes of the Tax Act, holds the Trust Units as capital property and deals at arm's length with the Trust and the Underwriters. Generally speaking, Trust Units will be considered to be capital property to a Unitholder provided the Unitholder does not hold the Trust Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a Unitholder that is a "financial institution", as defined in the Tax Act for purposes of the market-to-market rules; (ii) a Unitholder an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) a Unitholder that is a "specified financial institution" as defined in the Tax Act. Any such Unitholder should consult its own tax advisor with respect to an investment in Trust Units.

This summary is based upon the provisions of the Tax Act, the regulations thereunder (the "Regulations") in force as of the date hereof and Counsel's understanding of the current administrative policies of Canada Customs & Revenue Agency ("CCRA").

Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative or assessing practices of the CCRA. This summary is not exhaustive of all of the Canadian federal income tax considerations nor does it take into account or anticipate any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of Trust Units. Except as otherwise indicated, this summary is based on the assumption that all transactions described herein occur at fair market value.

No advance income tax ruling has been requested in respect of this Offering.

This summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Trust Units. Consequently, prospective Unitholders should consult their own tax advisors with respect to their particular circumstances.

Status of the Trust

Based upon representations made by the Manager, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined by the Tax Act, and this summary assumes that the Trust will continue to so qualify. The qualification of the Trust as a mutual fund trust requires that certain factual conditions generally be met throughout its existence. In order to so qualify, there must be at least 150 Unitholders, each of whom owns not less than 100 Trust Units where the fair market value of one Trust Unit is less than $25, and each of whom owns Trust Units having an aggregate fair market value of not less than $500. Also, the Trust cannot at any time reasonably be considered to have been established or to be maintained primarily for the benefit of non-resident persons and the undertaking of the Trust must be restricted to the investing of funds in property (other than real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest therein) that is capital property of the Trust, or any combination of these activities. Based on representations to Counsel that the overwhelming majority of Unitholders are Canadian residents, Counsel has assumed (and views such assumption as reasonable), for the purposes of this opinion, that the Trust has not been established and has not been maintained primarily for the benefit of non-residents. Counsel is advised that it is intended that these requirements will continue to be satisfied so that the Trust will continue to so qualify, but in the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below. If the Trust ceases to qualify as a "mutual fund trust", the Trust Units will cease to be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans ("Deferred Plans").

Income of the Trust

The Trust is subject to taxation in each taxation year on its income for the year as though it were a separate individual. The taxation year of the Trust is the calendar year.

The Trust is required to include in computing its income for a taxation year all amounts that it received in that year in respect of the Royalty. The Trust will also be required to include in its income all interest, including interest on the Notes, that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year.

In computing its income the Trust is entitled to annual deductions in respect of reasonable current expenses incurred in its ongoing operation, its cumulative Canadian oil and gas property expense ("cumulative COGPE") account and capitalized issue expenses in accordance with the provisions of the Tax Act. The Trust may deduct in respect of each taxation year an amount not exceeding 10% of its cumulative COGPE account, determined on a declining balance basis, and 20% of the total issue expenses of this Offering (subject to proration for a short taxation year) to the extent that those expenses were not otherwise deductible in a preceding year. An amount that becomes receivable by the Trust in a year as a result of a sale of a property by Search and the release of the Royalty relating to that property, will be required to be deducted in computing the Trust's cumulative COGPE account. If the balance of the cumulative COGPE of the Trust at the end of a particular taxation year after all additions and deductions for that year have been made would otherwise be a negative amount, the negative amount will be included in the Trust's income for the year.

Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received on any shares will be deemed to have been received by the Unitholders and not to have been received by the Trust. To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year. An amount will be considered payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled to enforce payment of the amount. See "Taxation of Unitholders Resident in Canada - Income from Trust Units". Accordingly, it is anticipated that the Trust will generally not have any taxable income for purposes of the Tax Act. The Trust may, at its discretion, claim a deduction in computing income for a taxation year in an amount less than its income for the year that becomes payable to Unitholders in the year in order to utilize losses from prior taxation years. The Trust may choose not to claim all deductions in computing income and taxable income to the maximum extent allowed by the Tax Act.

Taxation of Unitholders Resident in Canada

This portion of the summary is applicable to Unitholders who, for purposes of the Tax Act and all relevant times, are resident or deemed to be resident in Canada.

Income from Trust Units

Each Unitholder is required to include in computing his income for a particular taxation year the portion of the net income of the Trust that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income (or "resource profits") for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as, a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year should not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units, this generally will reduce the adjusted cost base of the Trust Units held by such Unitholder, except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder.

A Unitholder which is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Adjusted Cost Base of Trust Units

The cost to a Unitholder of a Trust Unit will generally include all amounts paid by the Unitholder for the Trust Unit. These amounts will be required to be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property in order to determine the adjusted cost base of each Trust Unit. Amounts distributed by the Trust to a Unitholder in respect of a Trust Unit will reduce a Unitholder's adjusted cost base of the Trust Unit to the extent that the amount distributed to a Unitholder is in excess of his portion of the net income of the Trust, determined under the principles discussed above. To the extent that the adjusted cost base to a holder of a Trust Unit would otherwise be less than zero, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

Disposition of Trust Units

An actual or deemed disposition (other than in a tax deferred transaction) of Trust Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in a Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base to the Unitholder plus any reasonable costs associated with the disposition. One-half of any capital gain realized by a Unitholder will be included in the Unitholder's income

under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Trust Unit may be deducted against taxable capital gains realized by the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder that is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances.

Redemption of Trust Units

A redemption of Trust Units in consideration for cash, Notes or Redemption Notes, as the case may be, will be a disposition of such Trust Units for proceeds of disposition equal to such cash, Notes or Redemption Notes, as the case may be. Redeeming Unitholders will consequently realize a capital gain, or sustain a capital loss, depending upon whether the amount received exceeds, or is exceeded by, the adjusted cost base of the Trust Units so redeemed. The receipt of Notes or Redemption Notes in substitution for Trust Units may result in a change in the income tax characterization of distributions, and will require most holders of Notes or Redemption Notes to include interest on their Notes or Redemption Notes as it accrues no later than each anniversary date of the acquisition of such Notes or Redemption Notes. The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the fair market value of such property at the time of distribution (other than the portion, if any, of the property that is considered to be a payment to the Unitholder out of the income or capital gains of the Trust for the year). Deferred Plans should consult with their own tax advisors as to the consequences of receiving Notes or Redemption Notes on a redemption.

Taxation of Unitholders Not Resident in Canada

This portion of the summary applies to a Unitholder who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Trust Units in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a "Non-Resident Unitholder").

Where the Trust pays or credits, or is deemed to pay or credit, an amount to a Non-Resident Unitholder out of the income of the Trust, such amount will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding is reduced to 15% of the gross income where such distributions are paid or credited, or deemed to be paid or credited, to Non-Resident Unitholders who are residents of the United States under the Canada-United States Income Tax Convention, (1980).

A capital gain realized by a Non-Resident Unitholder from a disposition or deemed disposition of a Trust Unit will not give rise to any capital gain which is subject to tax under the Tax Act provided that the Trust Unit does not constitute "taxable Canadian property". Trust Units of a Non-Resident Unitholder will not generally constitute "taxable Canadian property" under the Tax Act unless either: (i) at any time during the period of sixty months immediately preceding the disposition of Trust Units by such Non-Resident Unitholder, not less than 25% of the issued Trust Units (taking into account any rights to acquire Trust Units) were owned by the Non-Resident Unitholder, by persons with whom the Non-Resident Unitholder did not deal at arm's length or by any combination thereof; or (ii) the Non-Resident Unitholder's Trust Units are otherwise deemed to be taxable Canadian property. A Non-Resident Unitholder will generally compute the adjusted cost base of the Trust Units under the same rules as apply to residents of Canada.

Interest payable on the Notes or Redemption Notes will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty.

If the Trust ceases to qualify as a mutual fund trust, there may be adverse income tax consequences for Non-Resident Unitholders who acquire an interest in the Trust.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, the Trust Units will, on the date of closing, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans under the Tax Act as in effect on the date hereof. The Manager has advised Counsel that the cost amount of foreign property of the Trust, if any, will be less than 30% of the cost amount of all property of the Trust and accordingly the Trust Units will not constitute foreign property for such plans.

In the opinion of Counsel, based on the legislation in effect on the date hereof, the provisions of:

Insurance Companies Act (Canada);
Trust and Loan Companies Act (Canada);
Cooperative Credit Associations Act (Canada);
Pension Benefits Standards Act, 1985 (Canada);
Loan and Trust Corporations Act (Alberta);
Employment Pension Plans Act (Alberta);
Financial Institutions Act (British Columbia);
The Pension Benefits Act, 1992 (Saskatchewan);
The Insurance Act (Manitoba);
The Trustee Act (Manitoba);
The Pension Benefits Act (Manitoba);
Pension Benefits Act (Ontario);
Loan and Trust Corporations Act (Ontario);
an Act respecting insurance (Québec)
(in respect of insurers other than guarantee fund corporations)
an Act respecting trust companies and savings companies (Québec); and
Supplemental Pension Plans Act (Québec);

would not preclude, subject to compliance with prudent investment standards or criteria, or, if applicable, investment policies, procedures or goals which have been filed, where required, with the appropriate regulatory authorities and the general investment provisions of such statutes, an investment in the Trust Units by companies, corporations, pension plans or persons registered thereunder or governed thereby.

RISK FACTORS

Investors should carefully consider the risks described under the heading "Risk Factors" at pages 43 through 47, inclusive, of the Trust's Revised Initial Annual Information Form dated June 1, 2001. In addition, in the event the acquisition of the Medicine Hat Property is not completed and the Trust does not utilize the proceeds of the Offering to fund additional acquisitions or capital expenditures in a timely manner, the issuance of Trust Units pursuant to the Offering will be dilutive to future cash distributions.

RELATIONSHIP AMONG THE TRUST, SEARCH AND CERTAIN UNDERWRITERS

Scotia Capital Inc. and National Bank Financial Inc., two of the Underwriters, are indirect wholly-owned subsidiaries of two of the lenders of Search pursuant to certain credit facilities. Accordingly, the Trust may be considered a connected issuer of Scotia Capital Inc. and National Bank Financial Inc. under applicable securities laws.

As at January 4, 2002, approximately $79 million was outstanding under such credit facilities. See "Consolidated Capitalization of the Trust". Search is in compliance with all material terms of the agreement governing such credit facilities and none of the lenders under the credit facility have waived any breach by Search of that agreement since its execution. Neither the financial position of the Trust and Search nor the value of the security under the credit facilities has changed substantially since the indebtedness under the credit facilities was incurred.

The decision to distribute the Trust Units offered and the determination of the terms of the distribution were made through negotiations primarily between the Manager and Search, on behalf of the Trust, and Scotia Capital Inc., on its own behalf and on behalf of the remaining Underwriters. The lenders under the credit facilities did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this issuance, Scotia Capital Inc. and National Bank Financial Inc. will receive their respective share of the Underwriters' fee.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, 1000, 440 - 2nd Avenue S.W., Calgary, Alberta T2P 5E9.

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE TRUST

Dated: January 11, 2002

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

ADVANTAGE ENERGY INCOME FUND

By: SEARCH ENERGY CORP.

(signed) Kelly I. Drader President and Chief Executive Officer	(signed) Jeffrey P. Jongmans Vice-President, Finance and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Ronald A. McIntosh Director	(signed) Rodger A. Tourigny Director

PROMOTER

ADVANTAGE INVESTMENT MANAGEMENT LTD.

By: (signed) Kelly I. Drader
President

CERTIFICATE OF THE UNDERWRITERS

Dated: January 11, 2002

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

By: (signed) Eric McFadden

CIBC WORLD MARKETS INC.

By: (signed) T. Timothy Kitchen

BMO NESBITT BURNS INC.	**NATIONAL BANK FINANCIAL INC.**
By: (signed) David M. Vetters	By: (signed) Julian J. Din

c3105

r f BC-Advantage-distributio 01-16 0112

News release via Canada NewsWire, Calgary 403-269-7605

(4)

03 JUL 15 AM 7:21

Attention Business Editors:

Advantage Declares Monthly Distribution

(TSE: AVN.UN)

CALGARY, Jan. 16 /CNW/ - Advantage Energy Income Fund reports a cash distribution at the rate of $0.15 per unit will be payable on February 15, 2002, to Unitholders of record at the close of business on January 31, 2002. The ex-distribution date is January 29, 2002.

%SEDAR: 00016522E

-0- 01/16/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(AVN.UN.)

CO: Advantage Energy Income Fund

ST: Alberta

IN: OIL

SU: DIV

-30-

CNW 16:22e 16-JAN-02

(5)

03 JUL 15 7:21

ADVANTAGE ENERGY INCOME FUND
- PUSKWASKAU AREA

Evaluation of Gas Reserves
Based on October 1, 2001 Escalating Price Assumptions

As of July 1, 2001

McDANIEL & ASSOCIATES
consultants ltd.

Oil and Gas Reservoir Engineering

ADVANTAGE ENERGY INCOME FUND
- PUSKWASKAU AREA

Evaluation of Gas Reserves
Based on October 1, 2001 Escalating Price Assumptions

As of July 1, 2001

Prepared For:

Advantage Energy Income Fund
700, 400 - 5th Avenue S.W.
Calgary, Alberta
T2P 0L6

Prepared By:

McDaniel & Associates Consultants Ltd.
2200, 255 - 5th Avenue S.W.
Calgary, Alberta
T2P 3G6

January 2002

ADVANTAGE ENERGY INCOME FUND
- PUSKWASKAU AREA

TABLE OF CONTENTS

Table of Contents

APPENDIX 5 PROVED NON-PRODUCING RESERVES

APPENDIX 6 SUMMARY OF RESERVE ESTIMATES

APPENDIX 7 COMPANY INTEREST DATA

January 10, 2002

Advantage Energy Income Fund
700, 400 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L6

Attention: Mr. Pat Cairns, Senior Vice President

Reference: **Advantage Energy Income Fund - Puskwaskau Area**
Evaluation of Gas Reserves
October 1, 2001 Escalating Price Assumptions

Dear Sir:

Pursuant to your request we have prepared an evaluation of the natural gas and natural gas products reserves and the present worth values of these reserves for the natural gas interests in the Puskwaskau area for Advantage Energy Income Fund, hereinafter referred to as the "Company", as of July 1, 2001. The future net revenues and present worth values presented in this report were calculated using "October 1, 2001 Escalating Price" assumptions based on our opinion of the future natural gas and natural gas product prices at October 1, 2001 and were presented in Canadian dollars. No allowances were made for income tax or for the Alberta Royalty Tax Credit.

The Company's share of proved remaining and probable additional natural gas and natural gas products reserves as of July 1, 2001 and the respective present worth values assigned to these reserves based on "October 1, 2001 Escalating Price" assumptions were estimated to be as follows:

ESTIMATED COMPANY SHARE OF REMAINING RESERVES
AS OF JULY 1, 2001
MMCF

	Proved Producing	Proved Non-Producing	Total Proved	Probable Additional	Total
Natural Gas					
Gross (1)	2,402	886	3,287	1,096	4,383
Net (2)	1,681	624	2,305	768	3,073
Natural Gas Liquids					
Gross (1)	27	10	37	12	49
Net (2)	19	7	26	9	34

ESTIMATED COMPANY SHARE OF PRESENT WORTH VALUES BEFORE INCOME TAX
AS OF JULY 1, 2001
$1000 (3) (4)

	Discounted At				
	0%	10%	12%	15%	20%
Proved Developed Producing Reserves	6,232	4,860	4,654	4,375	3,977
Proved Developed Non-Producing Reserves	2,265	1,677	1,592	1,479	1,322
Total Proved Reserves	8,498	6,537	6,246	5,854	5,299
Probable Additional Reserves-Unrisked	2,842	1,633	1,486	1,300	1,062
Total Proved & Probable Reserves-Unrisked	**11,340**	**8,170**	**7,732**	**7,154**	**6,361**
Probable Additional Reserves-Risked (5)	1,421	817	743	650	531
Total Proved & Probable Reserves-Risked (5)	**9,919**	**7,354**	**6,989**	**6,504**	**5,830**

(1) Gross reserves are defined as the aggregate of the Company's working interest and royalty interest reserves before deductions of royalties payable to others.
(2) Net reserves are gross reserves less all royalties payable to others.
(3) Financial matters such as prepayments, take or pay payments, general obligations, etc. were not included.
(4) Based on "October 1, 2001 Escalating Price" assumptions at October 1, 2001 (see Price Schedules).
(5) Includes a 50 percent reduction in the probable present worth values to account for the risk associated with the probable additional reserves.

The Company's share of remaining reserves and present worth values are presented on a total Company basis in the summary section of this report. The location of the Company's property is presented in this section. Tables summarizing the reserves, production and revenues for the various reserve classes are presented in Appendices 1 to 6. A summary of the Company's interests and encumbrances in each property is presented in Appendix 7. Discussions of the assumptions and methodology employed to prepare the reserve estimates and revenue forecasts are also contained in the "Evaluation Methodology" section.

The extent and character of all factual information supplied by the Company including ownership, well data, production, prices, revenues, operating costs, contracts, and other relevant data were relied upon by us in preparing this report and has been accepted as represented without independent verification. In view of the generality of the assignment the opinions expressed are not intended to provide a stand alone analysis of any specific property but to relate to an overall evaluation of the reserves of the Company.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Advantage Energy Income Fund and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than Advantage Energy Income Fund without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

"signed by C. B. Kowalski"

C. B. Kowalski, P. Eng.

"signed by F. Schorning"

F. Schorning, P. Geol.

CBK/FS:po
[01-541]

PERMIT TO PRACTICE
McDANIEL & ASSOCIATES CONSULTANTS LTD.

Signature ____________________

Date Thursday, January 10, 2002

PERMIT NUMBER: P 3145

The Association of Professional Engineers, Geologists and Geophysicists of Alberta

INSERT CERTIFICATE(S) OF QUALIFICATION

separate document(s) as attached

ADVANTAGE ENERGY INCOME FUND
- PUSKWASKAU AREA

Evaluation of Gas Reserves
Based on October 1, 2001 Escalating Price Assumptions
As of July 1, 2001

Evaluation Methodology

INTRODUCTION

Estimates of the natural gas and natural gas products reserves and the associated present worth values before income taxes attributable to the property of the Company have been presented in this report as of July 1, 2001. Reserve estimates were prepared for 4 individual properties in which the Company was indicated to have an interest in Western Canada based on detailed studies of the reservoir and performance characteristics as well as historical revenues and costs.

The basic information employed in the preparation of this report was obtained from the Company's files, published sources and from our own files.

The effective date of this report is July 1, 2001. The reserve estimates presented herein were based on the operating and economic conditions and development status as of that date except for changes planned for the immediate future or in the process of implementation. The assumptions and methodology employed in the preparation of this report conform with generally accepted petroleum engineering and evaluation principles and are consistent with those used in our previous evaluations of the Company. A brief review of the methodology employed in arriving at the reserves and present worth value estimates is presented in this section.

RESERVE ESTIMATES

Natural Gas and Products

The natural gas reserve estimates were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. Volumetric estimates of the gas-in-place were based on individual well pore volume interpretations, geological studies of the pools and areas and on unitization studies and published estimates. Material balance estimates of the gas-in-place were employed where such information was available. The reserves recoverable from the currently producing properties were estimated from studies of performance characteristics and/or reservoir pressure histories. In cases of competitive drainage in multi-well pools the reserves were based on an analysis of the relevant factors relating to the future pool depletion by existing and

possible future wells. The recovery factors for the non-producing properties were estimated from a consideration of test rates, reservoir pressures and by analogy with similar wells or reservoirs.

The natural gas products reserve estimates for the producing properties were predicated on a study of historical and anticipated future recoveries of these products from the natural gas reserves. The natural gas products recoveries from the non-producing natural gas reserves were estimated from gas analyses, well test information and from analogy with similar reservoirs. Natural gas products reserves were only assigned to non-producing properties in those cases where, in all likelihood the gas production would be processed through existing facilities capable of extracting these products or where such a facility will be available in the near future.

RESERVE CLASSIFICATION

The natural gas and natural gas products reserves of the Company were classified into proved and probable additional categories. The proved reserves were considered to be those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Probable reserves are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future. A more detailed description of the factors considered in making these reserve assignments is presented in the "Reserve Definitions" at the end of this section.

The proved reserves have been further subdivided into proved producing and proved non-producing categories. Reserves were considered to be producing if these reserves are currently being produced or if definitive steps are being taken to begin production of these reserves in the immediate future. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area. Non-producing reserves recoverable from existing wells that require relatively minor capital expenditures to produce were classified as proved non-producing.

The natural gas reserves were presented in thousands of standard cubic feet (MCF) and calculated at a base pressure of 14.65 psia and a base temperature of 60 degrees Fahrenheit.

Company Share of Reserves

The Company's net share of reserves was obtained by employing the Company's indicated gross working and royalty interests in the various properties in question less all royalties owned by others. In estimating net reserves the applicable Crown royalties were based on the regulations in effect as of July 1, 2001.

PRESENT WORTH VALUE ESTIMATES

The present worth values of the natural gas and natural gas products reserves were obtained by employing future production and revenue analyses. The future natural gas production was predicated on the provisions of the natural gas purchase contracts where such contracts were available with consideration to the historical producing rates and the estimated deliverability. In those areas where shut-in natural gas reserves exist commencement of production was based on the proximity to a pipeline connection and the relevant factors relating to the future marketing of the reserves. The natural gas products production forecasts were based on the anticipated recoveries of these products from the produced natural gas.

The forecast natural gas prices with an adjustment for the heating value of the gas were employed to calculate the gross share of future natural gas revenues. The forecast Edmonton natural gas products prices with adjustments to reflect historical price differentials realized by the Company in each respective property were employed to calculate the gross share of natural gas products revenues. Royalties and mineral taxes payable to the Crown were estimated based on the methods in effect as of July 1, 2001. Freehold and overriding royalties payable to others were estimated based on the indicated applicable rates. In those cases where a proportionate share of the natural gas gathering and processing charges were indicated to be payable by the Crown or royalties owned by others, these charges have been deducted in determining the net royalties payable.

In all cases, estimates of the applicable capital expenditures and operating costs with an allowance for inflation were deducted in arriving at the Company's share of future net revenues. No allowance has been made for future well or facility abandonment costs. The present worth values were then obtained by employing 10, 12, 15 and 20 percent nominal annual discount rates compounded annually.

No allowances were made for income tax or for the Alberta Royalty Tax Credit.

The estimated present worth values of the proved plus probable additional reserves were obtained by employing future production and revenue analyses on a total proved plus probable reserve basis. All additional costs required to recover the probable additional reserves were included in the revenue forecasts. It should be pointed out that no allowance was made for any risk associated with the

probable reserves in this report other than in the present worth value summary in the covering letter.

Summaries of the Company's share of remaining reserves together with forecast future revenues, royalties, taxes, operating and capital costs, cash flow and present worth values are presented in detailed tabulations in Appendices 1 to 6.

RESERVE DEFINITIONS

Crude Oil

A mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

Synthetic Oil

Oil derived from the upgrading of crude bitumen or by chemical modification of coal or other materials and which is largely interchangeable with conventional crude oil as a refinery feedstock.

Natural Gas

The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel.

Natural Gas Liquids

Those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

Sulphur

Elemental sulphur removed from the produced natural gas by processing through an extraction plant.

Remaining Reserves

Remaining reserves are those quantities of crude oil, natural gas, natural gas liquids and sulphur remaining after deducting those quantities produced up to the reference date of the study.

Gross Reserves

The total of the Company's working interests and/or royalty interests share of reserves before deducting royalties owned by others.

Net Reserves

The total of the Company's working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others.

Royalties

The term royalties, as used in this report, refers to royalties paid to others. The royalties deducted from the reserves are based on the royalty percentage calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling price the price forecasts for the individual properties in question has been employed.

Proved Reserves

Those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Comments:

1. Where reserves are clearly known to exist in a reservoir and would be physically recoverable but cannot be termed "proved reserves" because they are not commercially recoverable due to their remote location (i.e. frontier reserves), these reserves are itemized separately in the report and their special circumstances fully explained.
2. Zones which have not been completed but which are interpreted to be productive from well logs (or core analyses) and which have conclusive drill stem tests or other production tests indicating economic producing rates are considered to be proved providing there is a high degree of certainty that these reserves will be produced.
3. Zones interpreted to be productive from well logs (or core analyses) either completed or behind pipe but which have not been tested or have inconclusive tests are considered proved only if offsetting wells indicate favorable tests or productive characteristics from this zone and there is a high degree of certainty that these reserves will be produced because of favorable reservoir characteristics.
4. The proved recovery efficiencies for presently shut-in reserves are estimated from theoretical considerations or by analogy to the nearest similar zone or area. In all cases the productive capacities of the individual wells or reservoirs in question are taken into account.
5. The proved natural gas reserves may be based on the assumption that additional compressor horsepower will be installed to achieve lower abandonment pressures providing there is a high degree of certainty that such action will be taken.

6. An allowance for increased recoveries in enhanced recovery (water-flood, solvent-flood, etc.) projects is made only on the basis of demonstrated more favorable performance from the project in question or from similar projects in like reservoirs. Increased proved recoveries may be assigned prior to the installation of the facilities if in our opinion there is a high degree of certainty that such facilities will be installed in the future. A gradual transfer of reserves from a probable additional to a proved category is usually made in such projects as more performance history is obtained. The assignment of higher recovery factors to these projects by regulatory authorities does not necessarily provide a basis for increased proved recoveries since such assignments must often be made prior to obtaining indicative performance history in order to provide sufficient incentives to institute such schemes.
7. Natural gas liquids and sulphur reserves are based on the recoveries of these products from the proved natural gas reserves and are dependent on current plant efficiencies. In the case of shut-in wells the reserves are based on analyses of the raw natural gas and anticipated extraction efficiencies.

Proved Producing Reserves

Those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Proved Non-Producing Reserves

Those non-producing proved reserves recoverable from existing wells that require relatively minor capital expenditures to produce.

Proved Undeveloped Reserves

Those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

Probable Additional Reserves

Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

Comments:

1. The probable additional natural gas reserves are based on the potential productive areas of the natural gas reservoirs in question which could not be deemed proved at this time as well as those solution gas reserves commercially recoverable from the probable additional crude oil reserves.

2. The probable additional reserves of natural gas liquids and sulphur were considered to be those reserves recoverable from the probable additional natural gas reserves.

3. Portions of the zones which have questionable potential based on well log interpretations (or core analyses) and which have not been indicated productive by conclusive tests are considered to be probable additional.

(6)

03 JUL 15 7:21

ADVANTAGE ENERGY INCOME FUND
- MH ACQUISITION

Evaluation of Gas Reserves
Based on October 1, 2001 Constant Price Assumptions

As of July 1, 2001

McDANIEL & ASSOCIATES
consultants ltd.

Oil and Gas Reservoir Engineering

ADVANTAGE ENERGY INCOME FUND
- MH ACQUISITION

Evaluation of Gas Reserves
Based on October 1, 2001 Constant Price Assumptions

As of July 1, 2001

Prepared For:

Advantage Energy Income Fund
700, 400 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L6

Prepared By:

McDaniel & Associates Consultants Ltd.
2200, 255 - 5th Avenue S.W.
Calgary, Alberta
T2P 3G6

January 2002

ADVANTAGE ENERGY INCOME FUND
- MH ACQUISITION

TABLE OF CONTENTS

January 10, 2002

Advantage Energy Income Fund
700, 400 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L6

Attention: Mr. Pat Cairns, Senior Vice President

Reference: **Advantage Energy Income Fund - MH Acquisition**
Evaluation of Gas Reserves
October 1, 2001 Constant Price Assumptions

Dear Sir:

Pursuant to your request we have prepared an evaluation of the natural gas reserves and the present worth values of these reserves for the acquired natural gas interests in the MH area for Advantage Energy Income Fund, hereinafter referred to as the "Company", as of July 1, 2001. The future net revenues and present worth values presented in this report were calculated using "October 1, 2001 Constant Price" assumptions based on the October 2001 forecast prices taken from the McDaniel's October 1, 2001 escalating price forecast and were presented in Canadian dollars. No allowances were made for income tax or the Alberta Royalty Tax Credit.

The Company's share of proved remaining and probable additional natural gas reserves as of July 1, 2001 and the respective present worth values assigned to these reserves based on "October 1, 2001 Constant Price" assumptions were estimated to be as follows:

ESTIMATED COMPANY SHARE OF REMAINING RESERVES
AS OF JULY 1, 2001
MMCF

	Proved Producing	Proved Undeveloped	Total Proved	Probable Additional	Total
Natural Gas					
Gross (1)	2,321	428	2,749	960	3,708
Net (2)	2,128	407	2,536	914	3,449

ESTIMATED COMPANY SHARE OF PRESENT WORTH VALUES BEFORE INCOME TAX
AS OF JULY 1, 2001
$1000 (3) (4)

		Discounted At			
	0%	10%	12%	15%	20%
Proved Developed Producing Reserves	3,109	1,826	1,684	1,509	1,289
Proved Undeveloped Reserves	946	577	529	467	386
Total Proved Reserves	4,056	2,403	2,213	1,976	1,674
Probable Additional Reserves-Unrisked	2,113	692	574	440	291
Total Proved & Probable Reserves-Unrisked	**6,169**	**3,095**	**2,787**	**2,416**	**1,965**
Probable Additional Reserves-Risked (5)	1,057	346	287	220	146
Total Proved & Probable Reserves-Risked (5)	**5,113**	**2,749**	**2,500**	**2,196**	**1,820**

(1) Gross reserves are defined as the aggregate of the Company's working interest and royalty interest reserves before deductions of royalties payable to others.
(2) Net reserves are gross reserves less all royalties payable to others.
(3) Financial matters such as prepayments, take or pay payments, general obligations, etc. were not included.
(4) Based on "October 1, 2001 Constant Price" assumptions (see Price Schedules).
(5) *Includes a 50 percent reduction in the probable present worth values to account for the risk associated with the probable additional reserves.*

The Company's share of remaining reserves and present worth values are presented on a total Company basis in the summary section of this report. The location of the Company's properties is also presented in this section. Tables summarizing the reserves, production and revenues for the various reserve classes are presented in Appendices 1 to 6. A summary of the Company's interests and encumbrances in each property is presented in Appendix 7. Discussions of the assumptions and methodology employed to prepare the reserve estimates and revenue forecasts are also contained in the "Evaluation Methodology" section.

The extent and character of all factual information supplied by the Company including ownership, well data, production, prices, revenues, operating costs, contracts, and other relevant data were relied upon by us in preparing this report and has been accepted as represented without independent verification. In view of the generality of the assignment the opinions expressed are not intended to provide a stand alone analysis of any specific property but to relate to an overall evaluation of the reserves of the Company.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Advantage Energy Income Fund and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than Advantage Energy Income Fund without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

"signed by C. B. Kowalski"

C. B. Kowalski, P. Eng.

"signed by F. Schorning"

F. Schorning, P. Geol.

CBK/FS:po
[02-015]

PERMIT TO PRACTICE
McDANIEL & ASSOCIATES CONSULTANTS LTD.

Signature ______________________

Date Thursday, January 10, 2002

PERMIT NUMBER: P 3145

The Association of Professional Engineers, Geologists and Geophysicists of Alberta

INSERT CERTIFICATE(S) OF QUALIFICATION

separate document(s) as attached

ADVANTAGE ENERGY INCOME FUND - MH ACQUISITION

Evaluation of Gas Reserves
Based on October 1, 2001 Constant Price Assumptions
As of July 1, 2001

Evaluation Methodology

INTRODUCTION

Estimates of the natural gas reserves and the associated present worth values before income taxes attributable to the properties of the Company have been presented in this report as of July 1, 2001. Reserve estimates were prepared for 7 individual properties in which the Company was indicated to have an interest in Western Canada based on detailed studies of the reservoir and performance characteristics as well as historical revenues and costs.

The basic information employed in the preparation of this report was obtained from the Company's files, published sources and from our own files.

The effective date of this report is July 1, 2001. The reserve estimates presented herein were based on the operating and economic conditions and development status as of that date except for changes planned for the immediate future or in the process of implementation. The assumptions and methodology employed in the preparation of this report conform with generally accepted petroleum engineering and evaluation principles and are consistent with those used in our previous evaluations of the Company. A brief review of the methodology employed in arriving at the reserves and present worth value estimates is presented in this section.

RESERVE ESTIMATES

Natural Gas

The natural gas reserve estimates were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. Volumetric estimates of the gas-in-place were based on individual well pore volume interpretations, geological studies of the pools and areas and on unitization studies and published estimates. Material balance estimates of the gas-in-place were employed where such information was available. The reserves recoverable from the currently producing properties were estimated from studies of performance characteristics and/or reservoir pressure histories. In cases of competitive drainage in multi-well pools the reserves

were based on an analysis of the relevant factors relating to the future pool depletion by existing and possible future wells. The recovery factors for the non-producing properties were estimated from a consideration of test rates, reservoir pressures and by analogy with similar wells or reservoirs.

RESERVE CLASSIFICATION

The natural gas reserves of the Company were classified into proved and probable additional categories. The proved reserves were considered to be those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Probable reserves are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future. A more detailed description of the factors considered in making these reserve assignments is presented in the "Reserve Definitions" at the end of this section.

The proved reserves have been further subdivided into proved producing and proved undeveloped categories. Reserves were considered to be producing if these reserves are currently being produced or if definitive steps are being taken to begin production of these reserves in the immediate future. Reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure is required were classified as proved undeveloped.

The natural gas reserves were presented in thousands of standard cubic feet (MCF) and calculated at a base pressure of 14.65 psia and a base temperature of 60 degrees Fahrenheit.

Company Share of Reserves

The Company's net share of reserves was obtained by employing the Company's indicated gross working and royalty interests in the various properties in question less all royalties owned by others. In estimating net reserves the applicable Crown royalties were based on the regulations in effect as of July 1, 2001.

PRESENT WORTH VALUE ESTIMATES

The present worth values of the natural gas reserves were obtained by employing future production and revenue analyses. The future natural gas production was predicated on the provisions of the natural gas purchase contracts where such contracts were available with consideration to the historical producing rates and the estimated deliverability. In those areas where shut-in natural gas reserves exist commencement of production was based on the proximity to a pipeline connection and the relevant factors relating to the future marketing of the reserves.

The indicated natural gas prices with an adjustment for the heating value of the gas were employed to calculate the gross share of future natural gas revenues. Royalties and mineral taxes payable to the Crown were estimated based on the methods in effect as of July 1, 2001. In those cases where a proportionate share of the natural gas gathering and processing charges were indicated to be payable by the Crown or royalties owned by others, these charges have been deducted in determining the net royalties payable.

In all cases, estimates of the applicable capital expenditures and operating costs with no allowance for inflation were deducted in arriving at the Company's share of future net revenues. No allowance has been made for future well or facility abandonment costs. The present worth values were then obtained by employing 10, 12, 15 and 20 percent nominal annual discount rates compounded annually.

No allowance was made for income tax or the Alberta Royalty Tax Credit.

The estimated present worth values of the proved plus probable additional reserves were obtained by employing future production and revenue analyses on a total proved plus probable reserve basis. All additional costs required to recover the probable additional reserves were included in the revenue forecasts. It should be pointed out that no allowance was made for any risk associated with the probable reserves in this report other than in the present worth value summary in the covering letter.

Summaries of the Company's share of remaining reserves together with forecast future revenues, royalties, taxes, operating and capital costs, cash flow and present worth values are presented in detailed tabulations in Appendices 1 to 6.

RESERVE DEFINITIONS

Crude Oil

A mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

Synthetic Oil

Oil derived from the upgrading of crude bitumen or by chemical modification of coal or other materials and which is largely interchangeable with conventional crude oil as a refinery feedstock.

Natural Gas

The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel.

Natural Gas Liquids

Those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

Sulphur

Elemental sulphur removed from the produced natural gas by processing through an extraction plant.

Remaining Reserves

Remaining reserves are those quantities of crude oil, natural gas, natural gas liquids and sulphur remaining after deducting those quantities produced up to the reference date of the study.

Gross Reserves

The total of the Company's working interests and/or royalty interests share of reserves before deducting royalties owned by others.

Net Reserves

The total of the Company's working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others.

Royalties

The term royalties, as used in this report, refers to royalties paid to others. The royalties deducted from the reserves are based on the royalty percentage calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling price the price forecasts for the individual properties in question has been employed.

Proved Reserves

Those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Comments:

1. Where reserves are clearly known to exist in a reservoir and would be physically recoverable but cannot be termed "proved reserves" because they are not commercially recoverable due to their remote location (i.e. frontier reserves), these reserves are itemized separately in the report and their special circumstances fully explained.
2. Zones which have not been completed but which are interpreted to be productive from well logs (or core analyses) and which have conclusive drill stem tests or other production tests indicating economic producing rates are considered to be proved providing there is a high degree of certainty that these reserves will be produced.
3. Zones interpreted to be productive from well logs (or core analyses) either completed or behind pipe but which have not been tested or have inconclusive tests are considered proved only if offsetting wells indicate favorable tests or productive characteristics from this zone and there is a high degree of certainty that these reserves will be produced because of favorable reservoir characteristics.
4. The proved recovery efficiencies for presently shut-in reserves are estimated from theoretical considerations or by analogy to the nearest similar zone or area. In all cases the productive capacities of the individual wells or reservoirs in question are taken into account.
5. The proved natural gas reserves may be based on the assumption that additional compressor horsepower will be installed to achieve lower abandonment pressures providing there is a high degree of certainty that such action will be taken.
6. An allowance for increased recoveries in enhanced recovery (water-flood, solvent-flood, etc.) projects is made only on the basis of demonstrated more favorable performance from the project in question or from similar projects in like reservoirs. Increased proved recoveries may be assigned prior to the installation of the facilities if in our opinion there is a high degree of certainty that such facilities will be installed in the future. A gradual transfer of reserves from a probable additional to a proved category is usually made in such projects as more performance history is obtained. The assignment of higher recovery factors to these projects by regulatory authorities does not necessarily provide a basis for increased proved recoveries since such assignments must often be made prior to obtaining indicative performance history in order to provide sufficient incentives to institute such schemes.
7. Natural gas liquids and sulphur reserves are based on the recoveries of these products from the proved natural gas reserves and are dependent on current plant efficiencies. In the case of shut-in wells the reserves are based on analyses of the raw natural gas and anticipated extraction efficiencies.

Proved Producing Reserves

Those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Proved Non-Producing Reserves

Those non-producing proved reserves recoverable from existing wells that require relatively minor capital expenditures to produce.

Proved Undeveloped Reserves

Those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

Probable Additional Reserves

Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

Comments:

1. The probable additional natural gas reserves are based on the potential productive areas of the natural gas reservoirs in question which could not be deemed proved at this time as well as those solution gas reserves commercially recoverable from the probable additional crude oil reserves.
2. The probable additional reserves of natural gas liquids and sulphur were considered to be those reserves recoverable from the probable additional natural gas reserves.
3. Portions of the zones which have questionable potential based on well log interpretations (or core analyses) and which have not been indicated productive by conclusive tests are considered to be probable additional.

(7)

03 JUL 15 AM 7:21

ADVANTAGE ENERGY INCOME FUND
- MH ACQUISITION

Evaluation of Gas Reserves
Based on October 1, 2001 Escalating Price Assumptions

As of July 1, 2001

McDANIEL & ASSOCIATES
consultants ltd.

Oil and Gas Reservoir Engineering

ADVANTAGE ENERGY INCOME FUND
- MH ACQUISITION

Evaluation of Gas Reserves
Based on October 1, 2001 Escalating Price Assumptions

As of July 1, 2001

Prepared For:

Advantage Energy Income Fund
700, 400 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L6

Prepared By:

McDaniel & Associates Consultants Ltd.
2200, 255 - 5th Avenue S.W.
Calgary, Alberta
T2P 3G6

January 2002

ADVANTAGE ENERGY INCOME FUND
- MH ACQUISITION

TABLE OF CONTENTS

January 10, 2002

Advantage Energy Income Fund
700, 400 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L6

Attention: Mr. Pat Cairns, Senior Vice President

Reference: **Advantage Energy Income Fund - MH Acquisition**
Evaluation of Gas Reserves
October 1, 2001 Escalating Price Assumptions

Dear Sir:

Pursuant to your request we have prepared an evaluation of the natural gas reserves and the present worth values of these reserves for the acquired natural gas interests in the MH area for Advantage Energy Income Fund, hereinafter referred to as the "Company", as of July 1, 2001. The future net revenues and present worth values presented in this report were calculated using "October 1, 2001 Escalating Price" assumptions based on our opinion of the future natural gas prices at October 1, 2001 and were presented in Canadian dollars. No allowances were made for income tax or for the Alberta Royalty Tax Credit.

The Company's share of proved remaining and probable additional natural gas reserves as of July 1, 2001 and the respective present worth values assigned to these reserves based on "October 1, 2001 Escalating Price" assumptions were estimated to be as follows:

ESTIMATED COMPANY SHARE OF REMAINING RESERVES
AS OF JULY 1, 2001
MMCF

	Proved Producing	Proved Undeveloped	Total Proved	Probable Additional	Total
Natural Gas					
Gross (1)	2,321	428	2,749	960	3,708
Net (2)	2,128	407	2,536	914	3,449

ESTIMATED COMPANY SHARE OF PRESENT WORTH VALUES BEFORE INCOME TAX
AS OF JULY 1, 2001
$1000 (3) (4)

			Discounted At		
	0%	10%	12%	15%	20%
Proved Developed Producing Reserves	4,976	2,740	2,510	2,231	1,885
Proved Undeveloped Reserves	1,408	887	818	730	613
Total Proved Reserves	6,384	3,627	3,328	2,961	2,498
Probable Additional Reserves-Unrisked	3,308	1,104	926	727	507
Total Proved & Probable Reserves-Unrisked	**9,692**	**4,730**	**4,254**	**3,687**	**3,005**
Probable Additional Reserves-Risked (5)	1,654	552	463	364	254
Total Proved & Probable Reserves-Risked (5)	**8,038**	**4,179**	**3,791**	**3,325**	**2,752**

(1) Gross reserves are defined as the aggregate of the Company's working interest and royalty interest reserves before deductions of royalties payable to others.
(2) Net reserves are gross reserves less all royalties payable to others.
(3) Financial matters such as prepayments, take or pay payments, general obligations, etc. were not included.
(4) Based on "October 1, 2001 Escalating Price" assumptions at October 1, 2001 (see Price Schedules).
(5) Includes a 50 percent reduction in the probable present worth values to account for the risk associated with the probable additional reserves.

The Company's share of remaining reserves and present worth values are presented on a total Company basis in the summary section of this report. The location of the Company's property is also presented in this section. Tables summarizing the reserves, production and revenues for the various reserve classes are presented in Appendices 1 to 6. A summary of the Company's interests and encumbrances in each property is presented in Appendix 7. Discussions of the assumptions and methodology employed to prepare the reserve estimates and revenue forecasts are also contained in the "Evaluation Methodology" section.

The extent and character of all factual information supplied by the Company including ownership, well data, production, prices, revenues, operating costs, contracts, and other relevant data were relied upon by us in preparing this report and has been accepted as represented without independent verification. In view of the generality of the assignment the opinions expressed are not intended to provide a stand alone analysis of any specific property but to relate to an overall evaluation of the reserves of the Company.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Advantage Energy Income Fund and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than Advantage Energy Income Fund without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

"signed by C. B. Kowalski"

C. B. Kowalski, P. Eng.

"signed by F. Schorning"

F. Schorning, P. Geol.

CBK/FS:po
[02-014]

PERMIT TO PRACTICE
McDANIEL & ASSOCIATES CONSULTANTS LTD.

Signature ____________________

Date Thursday, January 10, 2002

PERMIT NUMBER: P 3145

The Association of Professional Engineers, Geologists and Geophysicists of Alberta

INSERT CERTIFICATE(S) OF QUALIFICATION

separate document(s) as attached

ADVANTAGE ENERGY INCOME FUND
- MH ACQUISITION

Evaluation of Gas Reserves
Based on October 1, 2001 Escalating Price Assumptions
As of July 1, 2001

Evaluation Methodology

INTRODUCTION

Estimates of the natural gas reserves and the associated present worth values before income taxes attributable to the properties of the Company have been presented in this report as of July 1, 2001. Reserve estimates were prepared for 7 individual properties in which the Company was indicated to have an interest in Western Canada based on detailed studies of the reservoir and performance characteristics as well as historical revenues and costs.

The basic information employed in the preparation of this report was obtained from the Company's files, published sources and from our own files.

The effective date of this report is July 1, 2001. The reserve estimates presented herein were based on the operating and economic conditions and development status as of that date except for changes planned for the immediate future or in the process of implementation. The assumptions and methodology employed in the preparation of this report conform with generally accepted petroleum engineering and evaluation principles and are consistent with those used in our previous evaluations of the Company. A brief review of the methodology employed in arriving at the reserves and present worth value estimates is presented in this section.

RESERVE ESTIMATES

Natural Gas

The natural gas reserve estimates were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. Volumetric estimates of the gas-in-place were based on individual well pore volume interpretations, geological studies of the pools and areas and on unitization studies and published estimates. Material balance estimates of the gas-in-place were employed where such information was available. The reserves recoverable from the currently producing properties were estimated from studies of performance characteristics and/or reservoir pressure histories. In cases of competitive drainage in multi-well pools the reserves were based on an analysis of the relevant factors relating to the future pool depletion by existing and

possible future wells. The recovery factors for the non-producing properties were estimated from a consideration of test rates, reservoir pressures and by analogy with similar wells or reservoirs.

RESERVE CLASSIFICATION

The natural gas reserves of the Company were classified into proved and probable additional categories. The proved reserves were considered to be those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Probable reserves are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future. A more detailed description of the factors considered in making these reserve assignments is presented in the "Reserve Definitions" at the end of this section.

The proved reserves have been further subdivided into proved producing and proved undeveloped categories. Reserves were considered to be producing if these reserves are currently being produced or if definitive steps are being taken to begin production of these reserves in the immediate future. Reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure is required were classified as proved undeveloped.

The natural gas reserves were presented in thousands of standard cubic feet (MCF) and calculated at a base pressure of 14.65 psia and a base temperature of 60 degrees Fahrenheit.

Company Share of Reserves

The Company's net share of reserves was obtained by employing the Company's indicated gross working and royalty interests in the various properties in question less all royalties owned by others. In estimating net reserves the applicable Crown royalties were based on the regulations in effect as of July 1, 2001.

PRESENT WORTH VALUE ESTIMATES

The present worth values of the natural gas reserves were obtained by employing future production and revenue analyses. The future natural gas production was predicated on the provisions of the natural gas purchase contracts where such contracts were available with consideration to the historical producing rates and the estimated deliverability. In those areas where shut-in natural gas reserves exist commencement of production was based on the proximity to a pipeline connection and the relevant factors relating to the future marketing of the reserves.

The forecast natural gas prices with an adjustment for the heating value of the gas were employed to calculate the gross share of future natural gas revenues. Royalties and mineral taxes payable to the Crown were estimated based on the methods in effect as of July 1, 2001. In those cases where a proportionate share of the natural gas gathering and processing charges were indicated to be payable by the Crown or royalties owned by others, these charges have been deducted in determining the net royalties payable.

In all cases, estimates of the applicable capital expenditures and operating costs with an allowance for inflation were deducted in arriving at the Company's share of future net revenues. No allowance has been made for future well or facility abandonment costs. The present worth values were then obtained by employing 10, 12, 15 and 20 percent nominal annual discount rates compounded annually.

No allowances were made for income tax or for the Alberta Royalty Tax Credit.

The estimated present worth values of the proved plus probable additional reserves were obtained by employing future production and revenue analyses on a total proved plus probable reserve basis. All additional costs required to recover the probable additional reserves were included in the revenue forecasts. It should be pointed out that no allowance was made for any risk associated with the probable reserves in this report other than in the present worth value summary in the covering letter.

Summaries of the Company's share of remaining reserves together with forecast future revenues, royalties, taxes, operating and capital costs, cash flow and present worth values are presented in detailed tabulations in Appendices 1 to 6.

RESERVE DEFINITIONS

Crude Oil

A mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

Synthetic Oil

Oil derived from the upgrading of crude bitumen or by chemical modification of coal or other materials and which is largely interchangeable with conventional crude oil as a refinery feedstock.

Natural Gas

The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel.

Natural Gas Liquids

Those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

Sulphur

Elemental sulphur removed from the produced natural gas by processing through an extraction plant.

Remaining Reserves

Remaining reserves are those quantities of crude oil, natural gas, natural gas liquids and sulphur remaining after deducting those quantities produced up to the reference date of the study.

Gross Reserves

The total of the Company's working interests and/or royalty interests share of reserves before deducting royalties owned by others.

Net Reserves

The total of the Company's working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others.

Royalties

The term royalties, as used in this report, refers to royalties paid to others. The royalties deducted from the reserves are based on the royalty percentage calculated by applying the applicable royalty

rate or formula. In the case of Crown sliding scale royalties which are dependent on selling price the price forecasts for the individual properties in question has been employed.

Proved Reserves

Those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Comments:

1. Where reserves are clearly known to exist in a reservoir and would be physically recoverable but cannot be termed "proved reserves" because they are not commercially recoverable due to their remote location (i.e. frontier reserves), these reserves are itemized separately in the report and their special circumstances fully explained.
2. Zones which have not been completed but which are interpreted to be productive from well logs (or core analyses) and which have conclusive drill stem tests or other production tests indicating economic producing rates are considered to be proved providing there is a high degree of certainty that these reserves will be produced.
3. Zones interpreted to be productive from well logs (or core analyses) either completed or behind pipe but which have not been tested or have inconclusive tests are considered proved only if offsetting wells indicate favorable tests or productive characteristics from this zone and there is a high degree of certainty that these reserves will be produced because of favorable reservoir characteristics.
4. The proved recovery efficiencies for presently shut-in reserves are estimated from theoretical considerations or by analogy to the nearest similar zone or area. In all cases the productive capacities of the individual wells or reservoirs in question are taken into account.
5. The proved natural gas reserves may be based on the assumption that additional compressor horsepower will be installed to achieve lower abandonment pressures providing there is a high degree of certainty that such action will be taken.
6. An allowance for increased recoveries in enhanced recovery (water-flood, solvent-flood, etc.) projects is made only on the basis of demonstrated more favorable performance from the project in question or from similar projects in like reservoirs. Increased proved recoveries may be assigned prior to the installation of the facilities if in our opinion there is a high degree of certainty that such facilities will be installed in the future. A gradual transfer of reserves from a probable additional to a proved category is usually made in such projects as more performance history is obtained. The assignment of higher recovery factors to these projects by regulatory authorities does not necessarily provide a basis for increased proved recoveries since such assignments must often be made prior to obtaining indicative performance history in order to provide sufficient incentives to institute such schemes.
7. Natural gas liquids and sulphur reserves are based on the recoveries of these products from the proved natural gas reserves and are dependent on current plant efficiencies. In the case of shut-in wells the reserves are based on analyses of the raw natural gas and anticipated extraction efficiencies.

Proved Producing Reserves

Those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Proved Non-Producing Reserves

Those non-producing proved reserves recoverable from existing wells that require relatively minor capital expenditures to produce.

Proved Undeveloped Reserves

Those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

Probable Additional Reserves

Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

Comments:

1. The probable additional natural gas reserves are based on the potential productive areas of the natural gas reservoirs in question which could not be deemed proved at this time as well as those solution gas reserves commercially recoverable from the probable additional crude oil reserves.
2. The probable additional reserves of natural gas liquids and sulphur were considered to be those reserves recoverable from the probable additional natural gas reserves.
3. Portions of the zones which have questionable potential based on well log interpretations (or core analyses) and which have not been indicated productive by conclusive tests are considered to be probable additional.

8

ADVANTAGE ENERGY INCOME FUND - PUSKWASKAU AREA

Evaluation of Gas Reserves
Based on October 1, 2001 Constant Price Assumptions

As of July 1, 2001

McDANIEL & ASSOCIATES
consultants ltd.

Oil and Gas Reservoir Engineering

ADVANTAGE ENERGY INCOME FUND
- PUSKWASKAU AREA

Evaluation of Gas Reserves
Based on October 1, 2001 Constant Price Assumptions

As of July 1, 2001

Prepared For:

Advantage Energy Income Fund
700, 400 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L6

Prepared By:

McDaniel & Associates Consultants Ltd.
2200, 255 - 5th Avenue S.W.
Calgary, Alberta
T2P 3G6

January 2002

ADVANTAGE ENERGY INCOME FUND
- PUSKWASKAU AREA

TABLE OF CONTENTS

January 10, 2002

Advantage Energy Income Fund
700, 400 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L6

Attention: Mr. Pat Cairns, Senior Vice President

Reference: **Advantage Energy Income Fund - Puskwaskau Area**
Evaluation of Gas Reserves
October 1, 2001 Constant Price Assumptions

Dear Sir:

Pursuant to your request we have prepared an evaluation of the natural gas and natural gas products reserves and the present worth values of these reserves for the natural gas interests in the Puskwaskau area for Advantage Energy Income Fund, hereinafter referred to as the "Company", as of July 1, 2001. The future net revenues and present worth values presented in this report were calculated using "October 1, 2001 Constant Price" assumptions based on the October 2001 forecast prices taken from the McDaniel's October 1, 2001 escalating price forecast and were presented in Canadian dollars. No allowances were made for income tax or the Alberta Royalty Tax Credit.

The Company's share of proved remaining and probable additional natural gas and natural gas products reserves as of July 1, 2001 and the respective present worth values assigned to these reserves based on "October 1, 2001 Constant Price" assumptions were estimated to be as follows:

ESTIMATED COMPANY SHARE OF REMAINING RESERVES
AS OF JULY 1, 2001
MMCF

	Proved Producing	Proved Non-Producing	Total Proved	Probable Additional	Total
Natural Gas					
Gross (1)	2,402	886	3,287	1,096	4,383
Net (2)	1,681	624	2,305	768	3,073
Natural Gas Liquids					
Gross (1)	27	10	37	12	49
Net (2)	19	7	26	9	34

ESTIMATED COMPANY SHARE OF PRESENT WORTH VALUES BEFORE INCOME TAX
AS OF JULY 1, 2001
$1000 (3) (4)

	Discounted At				
	0%	10%	12%	15%	20%
Proved Developed Producing Reserves	4,457	3,492	3,347	3,152	2,873
Proved Developed Non-Producing Reserves	1,564	1,154	1,095	1,016	907
Total Proved Reserves	6,022	4,646	4,442	4,168	3,780
Probable Additional Reserves-Unrisked	2,019	1,157	1,052	920	750
Total Proved & Probable Reserves-Unrisked	**8,041**	**5,803**	**5,494**	**5,087**	**4,530**
Probable Additional Reserves-Risked (5)	1,010	579	526	460	375
Total Proved & Probable Reserves-Risked (5)	**7,032**	**5,225**	**4,968**	**4,628**	**4,155**

(1) Gross reserves are defined as the aggregate of the Company's working interest and royalty interest reserves before deductions of royalties payable to others.
(2) Net reserves are gross reserves less all royalties payable to others.
(3) Financial matters such as prepayments, take or pay payments, general obligations, etc. were not included.
(4) Based on "October 1, 2001 Constant Price" assumptions (see Price Schedules).
(5) Includes a 50 percent reduction in the probable present worth values to account for the risk associated with the probable additional reserves.

The Company's share of remaining reserves and present worth values are presented on a total Company basis in the summary section of this report. The location of the Company's property is presented in this section. Tables summarizing the reserves, production and revenues for the various reserve classes are presented in Appendices 1 to 6. A summary of the Company's interests and encumbrances in each property is presented in Appendix 7. Discussions of the assumptions and methodology employed to prepare the reserve estimates and revenue forecasts are also contained in the "Evaluation Methodology" section.

The extent and character of all factual information supplied by the Company including ownership, well data, production, prices, revenues, operating costs, contracts, and other relevant data were relied upon by us in preparing this report and has been accepted as represented without independent verification. In view of the generality of the assignment the opinions expressed are not intended to provide a stand alone analysis of any specific property but to relate to an overall evaluation of the reserves of the Company.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Advantage Energy Income Fund and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than Advantage Energy Income Fund without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

"signed by C. B. Kowalski"

C. B. Kowalski, P. Eng.

"signed by F. Schorning"

F. Schorning, P. Geol.

CBK/FS:po
[02-013]

PERMIT TO PRACTICE
McDANIEL & ASSOCIATES CONSULTANTS LTD.

Signature ______________________

Date Thursday, January 10, 2002

PERMIT NUMBER: P 3145

The Association of Professional Engineers, Geologists and Geophysicists of Alberta

INSERT CERTIFICATE(S) OF QUALIFICATION

separate document(s) as attached

ADVANTAGE ENERGY INCOME FUND - PUSKWASKAU AREA

Evaluation of Gas Reserves
Based on October 1, 2001 Constant Price Assumptions
As of July 1, 2001

Evaluation Methodology

INTRODUCTION

Estimates of the natural gas and natural gas products reserves and the associated present worth values before income taxes attributable to the property of the Company have been presented in this report as of July 1, 2001. Reserve estimates were prepared for 4 individual properties in which the Company was indicated to have an interest in Western Canada based on detailed studies of the reservoir and performance characteristics as well as historical revenues and costs.

The basic information employed in the preparation of this report was obtained from the Company's files, published sources and from our own files.

The effective date of this report is July 1, 2001. The reserve estimates presented herein were based on the operating and economic conditions and development status as of that date except for changes planned for the immediate future or in the process of implementation. The assumptions and methodology employed in the preparation of this report conform with generally accepted petroleum engineering and evaluation principles and are consistent with those used in our previous evaluations of the Company. A brief review of the methodology employed in arriving at the reserves and present worth value estimates is presented in this section.

RESERVE ESTIMATES

Natural Gas and Products

The natural gas reserve estimates were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. Volumetric estimates of the gas-in-place were based on individual well pore volume interpretations, geological studies of the pools and areas and on unitization studies and published estimates. Material balance estimates of the gas-in-place were employed where such information was available. The reserves recoverable from the currently producing properties were estimated from studies of performance characteristics and/or reservoir pressure histories. In cases of competitive drainage in multi-well pools the reserves

were based on an analysis of the relevant factors relating to the future pool depletion by existing and possible future wells. The recovery factors for the non-producing properties were estimated from a consideration of test rates, reservoir pressures and by analogy with similar wells or reservoirs.

The natural gas products reserve estimates for the producing properties were predicated on a study of historical and anticipated future recoveries of these products from the natural gas reserves. The natural gas products recoveries from the non-producing natural gas reserves were estimated from gas analyses, well test information and from analogy with similar reservoirs. Natural gas products reserves were only assigned to non-producing properties in those cases where, in all likelihood the gas production would be processed through existing facilities capable of extracting these products or where such a facility will be available in the near future.

RESERVE CLASSIFICATION

The natural gas and natural gas products reserves of the Company were classified into proved and probable additional categories. The proved reserves were considered to be those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Probable reserves are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future. A more detailed description of the factors considered in making these reserve assignments is presented in the "Reserve Definitions" at the end of this section.

The proved reserves have been further subdivided into proved producing and proved non-producing categories. Reserves were considered to be producing if these reserves are currently being produced or if definitive steps are being taken to begin production of these reserves in the immediate future. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area. Non-producing reserves recoverable from existing wells that require relatively minor capital expenditures to produce were classified as proved non-producing.

The natural gas reserves were presented in thousands of standard cubic feet (MCF) and calculated at a base pressure of 14.65 psia and a base temperature of 60 degrees Fahrenheit.

Company Share of Reserves

The Company's net share of reserves was obtained by employing the Company's indicated gross working and royalty interests in the various properties in question less all royalties owned by others. In estimating net reserves the applicable Crown royalties were based on the regulations in effect as of July 1, 2001.

PRESENT WORTH VALUE ESTIMATES

The present worth values of the natural gas and natural gas products reserves were obtained by employing future production and revenue analyses. The future natural gas production was predicated on the provisions of the natural gas purchase contracts where such contracts were available with consideration to the historical producing rates and the estimated deliverability. In those areas where shut-in natural gas reserves exist commencement of production was based on the proximity to a pipeline connection and the relevant factors relating to the future marketing of the reserves. The natural gas products production forecasts were based on the anticipated recoveries of these products from the produced natural gas.

The indicated natural gas prices with an adjustment for the heating value of the gas were employed to calculate the gross share of future natural gas revenues. The indicated Edmonton natural gas products prices with adjustments to reflect historical price differentials realized by the Company in each respective property were employed to calculate the gross share of natural gas products revenues. Royalties and mineral taxes payable to the Crown were estimated based on the methods in effect as of July 1, 2001. In those cases where a proportionate share of the natural gas gathering and processing charges were indicated to be payable by the Crown or royalties owned by others, these charges have been deducted in determining the net royalties payable.

In all cases, estimates of the applicable capital expenditures and operating costs with no allowance for inflation were deducted in arriving at the Company's share of future net revenues. No allowance has been made for future well or facility abandonment costs. The present worth values were then obtained by employing 10, 12, 15 and 20 percent nominal annual discount rates compounded annually.

No allowances were made for income tax or the Alberta Royalty Tax Credit.

The estimated present worth values of the proved plus probable additional reserves were obtained by employing future production and revenue analyses on a total proved plus probable reserve basis.

All additional costs required to recover the probable additional reserves were included in the revenue forecasts. It should be pointed out that no allowance was made for any risk associated with the probable reserves in this report other than in the present worth value summary in the covering letter.

Summaries of the Company's share of remaining reserves together with forecast future revenues, royalties, taxes, operating and capital costs, cash flow and present worth values are presented in detailed tabulations in Appendices 1 to 6.

RESERVE DEFINITIONS

Crude Oil

A mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

Synthetic Oil

Oil derived from the upgrading of crude bitumen or by chemical modification of coal or other materials and which is largely interchangeable with conventional crude oil as a refinery feedstock.

Natural Gas

The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel.

Natural Gas Liquids

Those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

Sulphur

Elemental sulphur removed from the produced natural gas by processing through an extraction plant.

Remaining Reserves

Remaining reserves are those quantities of crude oil, natural gas, natural gas liquids and sulphur remaining after deducting those quantities produced up to the reference date of the study.

Gross Reserves

The total of the Company's working interests and/or royalty interests share of reserves before deducting royalties owned by others.

Net Reserves

The total of the Company's working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others.

Royalties

The term royalties, as used in this report, refers to royalties paid to others. The royalties deducted from the reserves are based on the royalty percentage calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling price the price forecasts for the individual properties in question has been employed.

Proved Reserves

Those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Comments:

1. Where reserves are clearly known to exist in a reservoir and would be physically recoverable but cannot be termed "proved reserves" because they are not commercially recoverable due to their remote location (i.e. frontier reserves), these reserves are itemized separately in the report and their special circumstances fully explained.
2. Zones which have not been completed but which are interpreted to be productive from well logs (or core analyses) and which have conclusive drill stem tests or other production tests indicating economic producing rates are considered to be proved providing there is a high degree of certainty that these reserves will be produced.
3. Zones interpreted to be productive from well logs (or core analyses) either completed or behind pipe but which have not been tested or have inconclusive tests are considered proved only if offsetting wells indicate favorable tests or productive characteristics from this zone and there is a high degree of certainty that these reserves will be produced because of favorable reservoir characteristics.
4. The proved recovery efficiencies for presently shut-in reserves are estimated from theoretical considerations or by analogy to the nearest similar zone or area. In all cases the productive capacities of the individual wells or reservoirs in question are taken into account.
5. The proved natural gas reserves may be based on the assumption that additional compressor horsepower will be installed to achieve lower abandonment pressures providing there is a high degree of certainty that such action will be taken.

6. An allowance for increased recoveries in enhanced recovery (water-flood, solvent-flood, etc.) projects is made only on the basis of demonstrated more favorable performance from the project in question or from similar projects in like reservoirs. Increased proved recoveries may be assigned prior to the installation of the facilities if in our opinion there is a high degree of certainty that such facilities will be installed in the future. A gradual transfer of reserves from a probable additional to a proved category is usually made in such projects as more performance history is obtained. The assignment of higher recovery factors to these projects by regulatory authorities does not necessarily provide a basis for increased proved recoveries since such assignments must often be made prior to obtaining indicative performance history in order to provide sufficient incentives to institute such schemes.
7. Natural gas liquids and sulphur reserves are based on the recoveries of these products from the proved natural gas reserves and are dependent on current plant efficiencies. In the case of shut-in wells the reserves are based on analyses of the raw natural gas and anticipated extraction efficiencies.

Proved Producing Reserves

Those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to the Company's reserves in the area.

Proved Non-Producing Reserves

Those non-producing proved reserves recoverable from existing wells that require relatively minor capital expenditures to produce.

Proved Undeveloped Reserves

Those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

Probable Additional Reserves

Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

Comments:

1. The probable additional natural gas reserves are based on the potential productive areas of the natural gas reservoirs in question which could not be deemed proved at this time as well as those solution gas reserves commercially recoverable from the probable additional crude oil reserves.
2. The probable additional reserves of natural gas liquids and sulphur were considered to be those reserves recoverable from the probable additional natural gas reserves.
3. Portions of the zones which have questionable potential based on well log interpretations (or core analyses) and which have not been indicated productive by conclusive tests are considered to be probable additional.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

9

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended. Accordingly, except pursuant to an exemption to the United States Securities Act of 1933, these securities may not be offered or sold within the United States and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

New Issue **January 18, 2002**

SHORT FORM PROSPECTUS

ADVANTAGE

ENERGY INCOME FUND

03 JUL 13 PM 7:21

$19,750,000
2,500,000 Trust Units

This short form prospectus qualifies the distribution of 2,500,000 trust units (the "Trust Units") of Advantage Energy Income Fund (the "Trust" or "Advantage") at a price of $7.90 per Trust Unit (the "Offering"). The issued and outstanding Trust Units are listed on The Toronto Stock Exchange (the "TSE"). On January 17, 2002, the closing price of the Trust Units on the TSE was $8.19. The offering price of the Trust Units was determined by negotiation among Advantage Investment Management Ltd. (the "Manager") and Search Energy Corp. ("Search"), the operating company, on behalf of the Trust, and Scotia Capital Inc. on its own behalf and on behalf of CIBC World Markets Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc. (collectively, the "Underwriters"). The net proceeds of the Offering will initially be used by the Trust to repay indebtedness related to the acquisition of the Puskwaskau Property and to pay for the Trust's pending acquisition of an additional 10% working interest in natural gas assets located in the Medicine Hat area of Alberta. The remaining net proceeds will be allocated to the Trust's 2002 capital expenditure program. See "Recent Developments - Acquisitions" and "Use of Proceeds".

In the opinion of counsel, the Trust Units offered hereunder will, on the date of issue, (i) be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, and (ii) will not be precluded as investments under certain other statutes as set forth herein under "Eligibility for Investment".

Price: $7.90 per Trust Unit

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Trust Unit	$7.90	$0.395	$7.505
Total	$19,750,000	$987,500	$18,762,500

Note:

(1) Before deducting expenses of the issue estimated to be $275,000, which will be paid from the general funds of the Trust.

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the qualification for distribution of Trust Units on behalf of the Trust by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, and on behalf of the Underwriters by Macleod Dixon LLP, Calgary, Alberta.

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that a closing will be held on or about January 29, 2002 or such other date prior to January 31, 2002 as the Trust and the Underwriters may agree upon. January 31, 2002 is the record date for the distribution by the Trust to holders of Trust Units ("Unitholders"), which distribution will be paid on February 15, 2002. Accordingly, subscribers who purchase Trust Units pursuant to this Offering will be eligible to receive the distribution to be paid to Unitholders on February 15, 2002. See "Record of Cash Distributions". Definitive certificates representing Trust Units will be available for delivery at closing. Subject to applicable laws, the Underwriters may, in connection with this Offering, effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution".

Scotia Capital Inc. and National Bank Financial Inc., two of the Underwriters, are indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to Search. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulations in certain provinces. The net proceeds of this Offering received by the Trust will ultimately be used to repay a portion of the indebtedness of Search to such banks. See "Relationship Among the Trust, Search and Certain Underwriters" and "Use of Proceeds".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and Search believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- the size of the oil and natural gas reserves;
- projections of market prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems; and
- the other factors discussed under "Risk Factors".

These factors should not be construed as exhaustive. Neither the Trust nor Search undertakes any obligation to publicly update or revise any forward-looking statements.

GLOSSARY OF TERMS

"ABCA" means the *Business Corporations Act* (Alberta), S.A. 1981, c. B-15, as amended, including the regulations promulgated thereunder;

"Acquisitions" means the acquisitions of the Puskwaskau Property and the Medicine Hat Property;

"ARC" means credits or rebates in respect of Crown royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act* which are commonly known as "Alberta Royalty Credits";

"Asset Transfer" means the transactions whereby the Vendors and Gascan transferred and assigned to Newco all of their respective right, title, estate and interest in and to the PNG Assets (as defined in the Share Purchase Agreement) in consideration of the issuance to the Vendors of common shares of Newco in accordance with the terms and conditions of the Asset Transfer Agreement;

"Asset Transfer Agreement" means the agreement among the Vendors, Newco and Gascan providing for the Asset Transfer;

"Business Day" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"Distribution Record Date" means until otherwise determined by the Trustee, the last day of each month of each year, provided that if the last day of the month is not a Business Day, then the Distribution Record Date for such month will be the first Business Day following the last day of each month of the year or such other dates in any year determined from time to time by the Trustee, but December 31 in each year shall be a Distribution Record Date;

"Due West" means Due West Resources Inc., a corporation incorporated under the ABCA which was acquired by Search on July 26, 2001 and amalgamated with Search on August 1, 2001;

"Engineering Reports" means the McDaniel Puskwaskau Report and the McDaniel Uni-Gas Report;

"Gascan" means Gascan Resources Ltd.;

"Gascan Assets" means all of the PNG Assets (as defined in the Share Purchase Agreement);

"Management Agreement" means the management, advisory and administration agreement dated May 24, 2001 among 925212 Alberta Ltd., the Manager and the Trustee, on behalf of the Trust;

"Manager" means Advantage Investment Management Ltd., a corporation incorporated under the ABCA;

"McDaniel" means McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers;

"McDaniel Report" means the report prepared by McDaniel dated November 22, 2001 whereby McDaniel evaluated the oil, natural gas and NGL reserves of Gascan as at July 1, 2001;

"McDaniel Puskwaskau Report" means the report prepared by McDaniel dated January 10, 2002 whereby McDaniel evaluated the oil, natural gas and NGL reserves relating to the Puskwaskau Property as at July 1, 2001;

"McDaniel Uni-Gas Report" means the report prepared by McDaniel dated January 10, 2002 whereby McDaniel evaluated the oil, natural gas and NGL reserves of Uni-Gas in relation to the Medicine Hat Property as at July 1, 2001;

"Medicine Hat Property" means Uni-Gas's 10% working interest in certain oil and natural gas properties located in the Medicine Hat area of Alberta to be purchased by Search for an aggregate price of $3,809,000, prior to adjustments;

"Newco" means 960110 Alberta Ltd., being the recently wound up wholly-owned subsidiary of Search, which company was the legal and beneficial owner of the Gascan Assets upon completion of the Asset Transfer;

"Notes" means the 14% unsecured subordinated promissory notes of Search;

"Offering" means the offering of 2,500,000 Trust Units at a price of $7.90 per Trust Unit pursuant to this short form prospectus;

"Oil and Natural Gas Properties" or **"Properties"** means the working, royalty or other interests of Search in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by Search from time to time;

"Permitted Investments" means, with respect to up to 25% of the total assets of the Trust (unless otherwise approved by Search's board of directors from time to time): (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee), the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited maturing within 180 days after the date of acquisition; and (iv) trust units and limited partnership units in trusts and limited partnerships which invest in energy related assets, including all types of petroleum and natural gas and energy related assets, and including, without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets;

"Petroleum Substances" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

"Properties" means the Puskwaskau Property and the Medicine Hat Property;

"Puskwaskau Property" means the property in the Puskwaskau area of Alberta acquired by Search from the Vendors for an aggregate purchase price of $7 million;

"Royalty" means the 95% interest in Search's Petroleum Substances within, upon or under certain of its Oil and Natural Gas Properties granted pursuant to the Royalty Agreement;

"Royalty Agreement" means the royalty agreement entered into between Search and the Trust dated as of May 24, 2001 and providing for the creation of the Royalty;

"Search" means Search Energy Corp., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust. All references to "Search", unless the context otherwise requires, are references to Search Energy Corp. and its predecessors;

"Settled Amount" means the amount of one hundred dollars in lawful money of Canada paid by the settlor of the Trust to the Trustee for the purpose of settling the Trust;

"Shareholder Agreement" means the shareholder agreement entered into as of May 24, 2001 between Search, the Manager and the Trustee, as trustee for and on behalf of the Trust;

"Share Purchase Agreement" means the share purchase agreement between Search and the Vendors dated November 28, 2001 providing for the purchase by Search for all of the issued and outstanding shares of Newco;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended;

"Trust" or **"Advantage"** means Advantage Energy Income Fund, a trust established under the laws of Alberta pursuant to the Trust Indenture. All references to the "Trust" or "Advantage", unless the context otherwise requires, are references to Advantage Energy Income Fund, its predecessors, and its subsidiaries;

"Trustee" means Computershare Trust Company of Canada, the successor to Montreal Trust Company of Canada which was the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"Trust Indenture" means the trust indenture dated as of April 17, 2001, as supplemented May 22, 2001, among Montreal Trust Company of Canada, Search and 687371 Alberta Ltd., as the settlor;

"Trust Unit" means a unit of the Trust, each unit representing an equal undivided beneficial interest therein;

"TSE" means The Toronto Stock Exchange;

"Underwriting Agreement" means the agreement dated January 10, 2002 among the Trust, Search, the Manager and the Underwriters in respect of the Offering;

"Underwriters" means, collectively, Scotia Capital Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc.;

"Underwriters' Option" means the option granted by the Trust to the Underwriters to purchase up to 500,000 Trust Units at a price of $7.90 per Trust Unit, which option was exercised in full on January 18, 2002;

"Uni-Gas" means Uni-Gas Resources Limited;

"United States" or **"U.S."** means the United States of America;

"Unitholders" means the holders from time to time of the Trust Units; and

"Vendors" means the holders of all of the issued and outstanding shares of Newco following the Asset Transfer and prior to the acquisition of Newco by Search and **"Vendor"** means any one of them.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS

Oil and Natural Gas Liquids

bbls	barrels
mbbls	thousand barrels
mmbbls	million barrels
NGLs	natural gas liquids
mstb	thousand stock tank barrels of oil
mmboe	million barrels of oil equivalent
boe/d	barrels of oil equivalent per day
bbls/d	barrels of oil per day

Natural Gas

mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
m^3	cubic metres
mmbtu	million British Thermal Units
GJ	Gigajoule

Other

BOE or boe	means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
WTI	means West Texas Intermediate.
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
psi	means pounds per square inch.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.950

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Advantage at Suite 700, 400 - 5th Avenue S.W., Calgary, Alberta, T2P 0L6, telephone (403) 261-8810. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of Advantage at the above-mentioned address and telephone number.

The following documents of the Trust, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

1. the Trust's Revised Initial Annual Information Form dated June 1, 2001, including management's discussion and analysis of Search for the year ended December 31, 2000 incorporated therein, and the attached: (a) audited consolidated financial statements of Search as at and for the years ended December 31, 1998, 1999 and 2000, together with the notes thereto and the auditors' report thereon; and (b) audited financial statements of Palliser Energy Corp. as at and for the years ended December 31, 1998 and 1999, together with the notes thereto and the auditors' report thereon;
2. the unaudited consolidated financial statements of Search and management's discussion and analysis of the financial condition and operations of Search as at and for the three months ended March 31, 2001;
3. the material change report of Advantage dated August 2, 2001 relating to the acquisition of Due West;
4. the following sections from the Trust's short form prospectus dated September 27, 2001: (a) Recent Developments – Acquisition of Due West Resources Inc.; (b) Information Respecting Due West Resources Inc.; (c) Undeveloped Lands; (d) Capital Expenditures; and (e) Due West Resources Inc. Financial Statements;
5. the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust as at and for the three month period ended September 30, 2001 and for the period from May 24 to September 30, 2001;
6. the material change report of Advantage dated October 4, 2001 relating to the closing of the October, 2001 public offering of Trust Units;
7. the material change report of Advantage dated November 28, 2001 relating to the acquisition of Newco and the Gascan Assets pursuant thereto;
8. the following sections from the Trust's short form prospectus dated December 10, 2001: (a) Recent Developments; (b) Information Respecting the Gascan Assets; (c) Gascan Assets Schedule of Revenue and Operating Expenses; and (d) Trust Pro Forma Consolidated Financial Statements; and

9. the material change report of Advantage dated December 18, 2001 relating to the closing of the December, 2001 public offering of Trust Units.

Any material change reports (excluding confidential reports), comparative interim financial statements and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

ADVANTAGE ENERGY INCOME FUND

Advantage Energy Income Fund, Search Energy Corp. and Advantage Investment Management Ltd.

Advantage Energy Income Fund is an entity that provides monthly cash distributions to its Unitholders. Advantage was created under the laws of the Province of Alberta pursuant to the Trust Indenture dated April 17, 2001. It is, for Canadian tax purposes, an open-ended mutual fund trust and is categorized as a "natural resource issuer" for the purposes of Canadian securities laws. The Trust is administered by the Trustee. The beneficiaries of the Trust are the Unitholders.

Search is an oil and natural gas exploitation and development company that is wholly-owned by the Trust. It was originally incorporated in 1979 as Westrex Energy Corp. ("Westrex"). Through a plan of arrangement under the ABCA, Westrex merged with Search Energy Inc. on December 31, 1996, and changed its name to Search Energy Corp. on January 2, 1997. The management of Westrex was, for the most part, replaced with the management of Search. The merger was accounted for as a "reverse take-over" in accordance with Canadian generally accepted accounting principles.

Effective May 24, 2001, all of the issued and outstanding common shares of Search were acquired by 925212 Alberta Ltd., a corporation wholly-owned by the Trust, and Search and 925212 Alberta Ltd. were then amalgamated and continued as "Search Energy Corp.". On July 26, 2001, Search acquired all of the shares of Due West. Due West's oil and natural gas properties were comprised of mainly long life natural gas and light oil reserves, many of which are operated by major exploration and development companies. Effective August 1, 2001, Search and Due West were amalgamated and continued as "Search Energy Corp.". On January 4, 2002 the Trust acquired Newco for a price of $62 million. Newco's assets were comprised of primarily high-quality, long-life reserves with low risk development opportunities. On January 4, 2002 Newco was wound up into Search. On January 10, 2002 Advantage acquired the Puskwaskau Property for an aggregate purchase price of $7 million and has entered into an agreement to purchase the Medicine Hat Property for approximately $3.8 million on February 1, 2002. See "Recent Developments - Acquisitions".

In accordance with the Management Agreement, the Manager has agreed to act as manager of the Trust and Search. The Manager is a Canadian-owned energy advisory management corporation, incorporated on March 19, 2001, pursuant to the provisions of the ABCA.

The head office of the Trust and the Manager and the head office and the registered office of Search is located at Suite 700, 400 - 5th Avenue S.W., Calgary, Alberta, T2P 0L6. The registered office of the Manager is located at Suite 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

Organizational Structure of the Trust

The following diagram sets forth the organizational structure of the Trust as at the date hereof.


Trust Unitholders (1)(2)
Cash Distributions (2)
Income from Permitted Investments
Trust Units (100%)
Advantage Energy Income Fund (Alberta)
Management Services
Interest and Principal Payments, Royalty Payments and Dividends on Common Shares
- Royalty
- Notes (100%)
- Common Shares (100%)
Fees
Advantage Investment Management Ltd. (Alberta)
Management Services
Search Energy Corp. (3) (Alberta)

Notes:

(1) The Unitholders own 100% of the Trust.
(2) Cash distributions are made to Unitholders monthly based upon the Trust's cash flow.
(3) In accordance with the terms of the Trust Indenture and the Shareholder Agreement, holders of Trust Units are entitled to direct the Trust as to how to vote in respect of all matters to be placed before the Trust, including the election of directors of Search, approving Search's financial statements, and appointing the auditors of Search, who shall be the same as the auditors of the Trust. The Shareholder Agreement provides that the Unitholders are entitled to elect a majority of the board of directors of Search and the Manager has the right to designate two directors to serve on the board of directors of Search.

DESCRIPTION OF BUSINESS

Advantage Energy Income Fund

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, Search, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of Search, the Royalty and the Notes.

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the Notes, royalty income earned on the Royalty, dividends (if any) received on, and amounts, if any, received on redemption of, Search's common shares and preferred shares, and income and distributions received from any Permitted Investments after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. See "Description of Trust Units - Cash Distributions".

Search Energy Corp.

Search is actively engaged in the business of oil and gas exploitation, development, acquisition and production in the Provinces of Alberta, British Columbia and Saskatchewan.

Advantage Investment Management Ltd.

Pursuant to the Management Agreement, the Manager has agreed to act as manager of the Trust and Search. The board of directors of Search has retained the Manager to provide comprehensive management services and has delegated certain authority to the Manager to assist in the administration and regulation of the day-to-day operations of the Trust and Search and assist in executive decisions which conform to the general policies and general principles previously established by the board of directors of Search. The Manager is entitled to designate two directors to serve on the board of directors of Search. The Manager also provides executive officers to Search, subject to the approval of the board of directors of Search.

RECENT DEVELOPMENTS

Acquisitions

On January 4, 2002 Advantage acquired all of the issued and outstanding shares of Newco, which company, as of such date was the legal and beneficial owner of the Gascan Assets. The effective date of this acquisition was January 1, 2002. The net cash consideration payable by the Trust for such acquisition was $62 million prior to adjustments.

In connection with the acquisition of Newco, Advantage deposited $7 million in favour of the Vendors in respect of the Puskwaskau Property. On January 10, 2002 Advantage determined to release the deposit from escrow and thereby acquire the Puskwaskau Property effective January 1, 2002. In addition, Advantage has entered into an agreement to acquire the Medicine Hat Property from Uni-Gas for an aggregate consideration of approximately $3.8 million, prior to adjustments. The closing date for the acquisition of the Medicine Hat Property is scheduled for February 1, 2002 with an effective date of January 1, 2002. The Medicine Hat Property represents the remaining 10% working interest in 24 sections of land and natural gas production in the Medicine Hat area of Alberta which was not included in the acquisition of Newco. The acquisition of the remaining 10% working interest from Uni-Gas will result in Advantage owning a 100% operating working interest in 24 sections of land with total current natural gas production of 5.3 mmcf/d.

Upon completion of the Acquisitions, Advantage's current production will immediately increase by approximately 930 boe/d. The Acquisitions will also enhance Advantage's cash flow per unit and ensure that Advantage remains one of the most natural gas weighted royalty trusts in the sector with natural gas comprising approximately 72% of anticipated total production.

Consistent with the Trust's existing risk management strategy, Advantage intends to implement revenue protection measures in relation to the Properties as well as the previously-acquired Gascan Assets when market conditions are appropriate.

INFORMATION RESPECTING THE PUSKWASKAU PROPERTY AND MEDICINE HAT PROPERTY

Principal Properties

The following is a description of the principal oil and natural gas properties which comprise the Puskwaskau Property and Medicine Hat Property which are currently on production or under development. The term "net", when used to describe share of production, means the total working interest share to be acquired by Advantage before deduction of royalties owned by others. Reserve amounts are stated, before deduction of royalties, at July 1, 2001, based on escalating cost and price assumptions as evaluated in the Engineering Reports (see "Information Respecting the Puskwaskau Property and Medicine Hat Property - Oil and Natural Gas Reserves"). Information in respect of gross and net acres and in respect of well counts is as at July 1, 2001, except where indicated otherwise.

Medicine Hat, Alberta

The Medicine Hat area is located in southeastern Alberta where Advantage, following the Acquisitions, will have a 100% working interest in 24 sections of land. The Medicine Hat Property comprises long reserve life assets with established production profiles. Production in the area comes from five shallow gas formations. Following the Acquisitions, Advantage's total natural gas production in the area will be 5.3 mmcf/d from 117 producing gas wells. All gas is gathered at a central compression and dehydration facility and enters the Nova System at the Bowmanton South meter Station.

Based on the McDaniel Uni-Gas Report, the Medicine Hat Property has remaining established natural gas reserves of 3.2 bcf. Approximately 85% of such reserves are classified as proved in the McDaniel Uni-Gas Report. The 2002 production from the Medicine Hat Property, based on the proved producing portion of the McDaniel Uni-Gas Report, is estimated to be 453 mcf/d. The resulting established reserve life index for the Medicine Hat Property based on the 2002 production forecast is 19.5 years.

Advantage has commenced a low risk capital development program for the Medicine Hat area in order to increase natural gas production and reserves in this area. The Trust has identified numerous recompletion opportunities in the Medicine Hat and Milk River zones. The Trust has determined to allocate approximately 15% of its 2002 capital expenditure budget to Medicine Hat recompletion opportunities as the property presents numerous relatively low cost recompletion and infill drilling opportunities in five shallow gas formations. In total, 89 existing wellbores are available for recompletions in untapped zones.

In addition, the Trust currently estimates that approximately 45% of the Trust's capital expenditures budget for 2002 will be spent on Medicine Hat infill development drilling which has already commenced. The McDaniel Report has assigned probable reserves associated with 23 infill drilling locations. This is based on drilling one additional well per section resulting in a total of 5 wells per section. By comparison, offsetting lands in the immediate vicinity have been developed to as many as 9 shallow gas wells per section.

Puskwaskau, Alberta

The Puskwaskau Property is located 384 kilometres northwest of Edmonton, Alberta and includes working interests in 4,639 net acres of land. Current natural gas production is from two non-operated wells with working interests of 25% and 16.67%. Production from the two wells commenced in the fourth quarter of 2001. Current production, net to Advantage, from the two wells is approximately 5 mmcf/d of natural gas and 30 bbl/d of NGLs. The natural gas is sweet, is produced from the Banff zone and is tied directly into the Nova pipeline system.

Based on the McDaniel Puskwaskau Report, the Puskwaskau Property has remaining established reserves of 682 mboe, of which 94% are natural gas and 6% are NGLs. Approximately 86% of such established reserves are classified as proved in the McDaniel Puskwaskau Report. The 2002 production from the Puskwaskau Property, based on the total proved portion of the McDaniel

Puskwaskau Report, is estimated to be 430 boe/d, net to Advantage, of which 94% is natural gas and 6% is NGLs. The McDaniel Puskwaskau Report does not take into account recent positive production results. Since the effective date of the McDaniel Puskwaskau Report, production from the Puskwaskau Property has increased from approximately 1.8 mmcf/d to approximately 4.9 mmcf/d, net to Advantage. The resulting established reserve life index for the Puskwaskau Property based on the 2002 production is 4.3 years. The Puskwaskau Property provides Advantage with immediate natural gas production on a non-operated basis. Currently, Advantage has no development plans for the Puskwaskau Property in 2002.

Engineering Reports

The oil, natural gas and NGL reserves of Uni-Gas in relation to the Medicine Hat Property and the Vendors, in relation to the Puskwaskau Property as at July 1, 2001 have been evaluated by McDaniel utilizing McDaniel's October 1, 2001 pricing as set forth in the Engineering Reports. McDaniel conducted evaluations based on both escalated and constant price assumptions of the oil, gas and NGL reserves and the present worth of future cash flows associated with such reserves. The results of the evaluations of McDaniel, contained in the Engineering Reports, based on both escalated and constant price assumptions as provided by McDaniel are summarized on a combined basis in the tables below. **The present worth of estimated future cash flows contained in the following tables may not be representative of the fair market values of the reserves.** Assumptions relating to costs, prices for future production and other matters are summarized in the notes following the tables. There is no assurance that such prices and cost assumptions will be attained and variances could be material. All estimated future cash flows as set forth in the following tables are stated prior to provision for income taxes, indirect costs, and future site restoration costs, and after deduction of operating costs, royalties and estimated future capital expenditures. The Engineering Reports are based on certain factual data, including operating costs, property descriptions, details of interests held, well data, future development plans, and future capital estimates supplied by Gascan, and on McDaniel's opinion of reasonable practice in the industry. Probable reserves and the estimated present worth thereof set forth below have been risked by 50% to take into account the risk factors associated with the recovery thereof.

Combined Reserve Report Information for the Puskwaskau Property and the Medicine Hat Property

Natural Gas and NGL Reserves and Present Worth of Future Net Pre-Tax Cash Flows Based on Escalating Price and Cost Assumptions Effective as of July 1, 2001

	Natural Gas (mmcf)		NGL (mbbls)		Present Worth of Future Net Pre-Tax Cash Flows (thousands of dollars)[3][4] Discounted at				
	Gross[1]	Net[2]	Gross[1]	Net[2]	0%	10%	12%	15%	20%
Proved Producing	4,723	3,810	27	19	11,208	7,600	7,164	6,605	5,862
Proved Non-Producing	1,313	1,031	10	7	3,673	2,564	2,410	2,209	1,935
Total Proved	6,036	4,840	37	26	14,881	10,164	9,574	8,814	7,797
Risked Probable[3]	1,028	841	6	4	3,075	1,368	1,206	1,013	785
Total Proved and Risked Probable	**7,064**	**5,681**	**43**	**30**	**17,956**	**11,532**	**10,780**	**9,827**	**8,582**

Natural Gas and NGL Reserves and Present Worth of Future Net Pre-Tax Cash Flows Based on Constant Price and Cost Assumptions Effective as of July 1, 2001

	Natural Gas (mmcf)		NGL (mbbls)		Present Worth of Future Net Pre-Tax Cash Flows (thousands of dollars))[3][4] Discounted at				
	Gross[1]	Net[2]	Gross[1]	Net[2]	0%	10%	12%	15%	20%
Proved Producing	4,723	3,810	27	19	7,567	5,319	5,032	4,661	4,162
Proved Non-Producing	1,313	1,031	10	7	2,511	1,730	1,623	1,483	1,292
Total Proved	6,036	4,841	37	26	10,078	7,049	6,655	6,144	5,454
Risked Probable[3]	1,028	841	6	4	2,066	925	813	680	521
Total Proved and Risked Probable	**7,064**	**5,682**	**43**	**30**	**12,144**	**7,974**	**7,468**	**6,824**	**5,975**

Notes:

(1) "Gross Reserves" are the aggregate of Gascan's and Uni-Gas' working interest and royalty interest reserves before deductions of royalties payable to others.

(2) "Net Reserves" are Gross Reserves less all royalties payable to others.

(3) Probable Reserves and Present Worth Values reduced by 50% for risk.

(4) Before allowance for ARC.

McDaniel & Associates Consultants Ltd.
Summary of Price Forecasts (Escalated)
October 1, 2001

Oil and NGLs

Year	WTI Crude Oil $US/BBL	Edmonton Light Crude Oil $C/BBL	Medium Crude Oil $C/BBL	Heavy Crude Oil $C/BBL	Alberta Average Natural Gas $C/Mmbtu	Edmonton Cond. & Natural Gasolines $/Bbl	Edmonton Propane $/Bbl	Edmonton Butanes $/Bbl	Edmonton NGL Mix $/Bbl	Sulphur $/LT	Inflation %	US/CAN Exchange Rate $US/$CAN
Forecast	(1)	(2)	(3)	(4)	(5)				(6)			
2001 (3 mo)	24.00	36.50	23.50	14.50	3.20	36.50	21.80	24.10	25.50	5.00	2.0	0.640
2002	23.00	34.40	25.40	18.40	4.30	34.40	23.50	22.70	25.40	5.00	2.0	0.650
2003	22.50	33.10	27.10	21.10	4.60	33.10	23.70	21.80	24.90	5.00	2.0	0.660
2004	22.90	33.10	28.10	22.10	4.50	33.10	23.40	21.80	24.80	5.50	2.0	0.670
2005	23.40	33.30	28.30	22.30	4.45	33.30	23.40	22.00	24.90	6.10	2.0	0.680
2006	23.90	33.50	28.50	22.50	4.35	33.50	23.30	22.10	24.90	6.70	2.0	0.690
2007	24.40	33.70	28.70	22.70	4.25	33.70	23.10	22.20	24.90	7.40	2.0	0.700
2008	24.90	34.40	29.40	23.40	4.25	34.40	23.40	22.70	25.40	8.10	2.0	0.700
2009	25.40	35.10	30.10	24.10	4.25	35.10	23.70	23.10	25.80	8.90	2.0	0.700
2010	25.90	35.80	30.80	24.80	4.35	35.80	24.20	23.60	26.30	9.80	2.0	0.700
2011	26.40	36.50	31.50	25.50	4.40	36.50	24.60	24.10	26.80	10.80	2.0	0.700
2012	26.90	37.20	32.20	26.20	4.50	37.20	25.10	24.50	27.30	11.90	2.0	0.700
2013	27.40	37.90	32.90	26.90	4.55	37.90	25.50	25.00	27.80	13.10	2.0	0.700
2014	27.90	38.60	33.60	27.60	4.65	38.60	26.00	25.50	28.30	14.40	2.0	0.700
2015	28.50	39.40	34.40	28.40	4.75	39.40	26.50	26.00	28.90	15.80	2.0	0.700
2016	29.10	40.20	35.20	29.20	4.85	40.20	27.10	26.50	29.50	17.40	2.0	0.700
2017	29.70	41.10	36.10	30.10	4.95	41.10	27.60	27.10	30.10	19.10	2.0	0.700
2018	30.30	41.90	36.90	30.90	5.05	41.90	28.20	27.60	30.70	21.00	2.0	0.700
2019	30.90	42.70	37.70	31.70	5.15	42.70	28.70	28.20	31.30	23.10	2.0	0.700
2020	31.50	43.50	38.50	32.50	5.25	43.50	29.30	28.70	31.90	25.40	2.0	0.700
Thereafter	31.50	43.50	38.50	32.50	5.25	43.50	29.30	28.70	31.90	25.40	0.0	0.700

Notes:
(1) West Texas Intermediate at Cushing Oklahoma
(2) Edmonton price for 40 API, 0.5% sulphur crude
(3) Bow River 26 degrees/2.1% sulphur crude oil at Hardisty Alberta
(4) Heavy crude oil 12 degrees at Hardisty Alberta
(5) Average Alberta field price
(6) NGL Mix based on 45 percent propane, 35 percent butane and 20 percent natural gasolines

Gas

Year	U.S. Henry Hub Gas Price $US/Mmbtu	AECO Spot Price $C/GJ	Alberta Average Plantgate $C/Mmbtu	Aggregator Plantgate $C/Mmbtu	Alberta Spot Sales Plantgate $C/Mmbtu	Sask. Prov. Gas Plantgate $C/Mmbtu	Sask. Spot Sales Plantgate $C/Mmbtu	British Columbia CanWest Plantgate $C/Mmbtu	British Columbia CanWest Wellhead $C/Mcf	British Columbia Spot Sales Plantgate $C/Mmbtu
Forecast			(1)							
2001(3 mo)	2.50	3.19	3.20	3.20	3.20	3.35	3.35	3.10	2.81	3.20
2002	3.25	4.22	4.30	4.30	4.30	4.45	4.45	4.20	3.94	4.30
2003	3.50	4.51	4.60	4.60	4.60	4.76	4.76	4.50	4.25	4.60
2004	3.50	4.43	4.50	4.50	4.50	4.66	4.66	4.40	4.13	4.50
2005	3.50	4.35	4.45	4.45	4.45	4.61	4.61	4.35	4.07	4.45
2006	3.50	4.28	4.35	4.35	4.35	4.52	4.52	4.25	3.96	4.35
2007	3.50	4.21	4.25	4.25	4.25	4.42	4.42	4.15	3.85	4.25
2008	3.50	4.20	4.25	4.25	4.25	4.42	4.42	4.15	3.84	4.25
2009	3.50	4.19	4.25	4.25	4.25	4.43	4.43	4.15	3.83	4.25
2010	3.57	4.27	4.35	4.35	4.35	4.53	4.53	4.25	3.92	4.35

Year	U.S. Henry Hub Gas Price $US/Mmbtu	AECO Spot Price $C/GJ	Alberta Average Plantgate $C/Mmbtu	Aggregator Plantgate $C/Mmbtu	Alberta Spot Sales Plantgate $C/Mmbtu	Sask. Prov. Gas Plantgate $C/Mmbtu	Sask. Spot Sales Plantgate $C/Mmbtu	British Columbia CanWest Plantgate $C/Mmbtu	British Columbia CanWest Wellhead $C/Mcf	British Columbia Spot Sales Plantgate $C/Mmbtu
2011	3.64	4.35	4.40	4.40	4.40	4.58	4.58	4.30	3.96	4.40
2012	3.71	4.44	4.50	4.50	4.50	4.69	4.69	4.40	4.06	4.50
2013	3.78	4.52	4.55	4.55	4.55	4.74	4.74	4.45	4.10	4.55
2014	3.85	4.60	4.65	4.65	4.65	4.84	4.84	4.55	4.19	4.65
2015	3.93	4.70	4.75	4.75	4.75	4.95	4.95	4.65	4.29	4.75
2016	4.01	4.80	4.85	4.85	4.85	5.05	5.05	4.75	4.38	4.85
2017	4.10	4.90	4.95	4.95	4.95	5.16	5.16	4.85	4.47	4.95
2018	4.18	5.00	5.05	5.05	5.05	5.26	5.26	4.95	4.57	5.05
2019	4.26	5.10	5.15	5.15	5.15	5.36	5.36	5.05	4.66	5.15
2020	4.34	5.19	5.25	5.25	5.25	5.47	5.47	5.15	4.75	5.25
Thereafter	4.34	5.19	5.25	5.25	5.25	5.47	5.47	5.15	4.75	5.25

Note:
(1) This forecast also applies to direct sales contracts and the Alberta gas reference price used in the crown royalty calculations.

Constant Product Price Summary Schedule

Crude Oil Prices ($/bbl)	
Edmonton Light Crude	36.50
Bow River Medium Crude	23.50
Hardisty Heavy	14.50
Natural Gas (at Field Gate ($/Mmbtu))	
Alberta Average	3.20
Transcanada Gas Services Ltd.	3.20
Pan Alberta Gas Ltd.	3.20
Progas	3.20
Spot Sales	3.20
Natural Gas Liquids (Edmonton Reference Price $/bbl)	
Propane	21.80
Field Butane	24.10
NGL Mix	25.50
Natural Gasolines & Condensate	36.50

All constant prices are based on October 2001 forecast prices taken from McDaniel's October 2001 escalating price forecast.

DESCRIPTION OF TRUST UNITS

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. As at December 31, 2001, 24,598,782 Trust Units were issued and outstanding. Each Trust Unit represents an equal fractional undivided beneficial interest in any distributions from, and in any net assets of, the Trust in the event of termination or winding-up of the Trust. The beneficial interests in the Trust are divided into interests in two classes, as follows: (i) "Trust Units", which are entitled to the rights, subject to limitations, restrictions and conditions set out in the Trust Indenture, as summarized herein and in the Trust's Revised Initial Annual Information Form dated June 1, 2001, which is incorporated by reference herein; and (ii) "Special Voting Units", which shall be issued to a trustee and shall be entitled to such number of votes at meetings of Unitholders as is equal to the number of Trust Units reserved for issuance that such Special Voting Units represent, such number of votes and any other rights or limitations to be prescribed by Search's board of directors. The Special Voting Units give Search the flexibility to acquire the securities of another issuer in consideration for securities which are ultimately exchangeable for Trust Units. All Trust Units are of the same class with equal rights and privileges. Each Trust Unit is transferable, entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Trust, and distributions on liquidation, is fully paid and non-assessable and entitles the holder thereof to one vote at all meetings of Trust Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Search or the Trust. As holders of Trust Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of anticipated distributable income from Search and the combined ability of Search's board of directors and the Manager to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

Cash Distributions

The amount of cash to be distributed annually per Trust Unit shall be equal to a pro rata share of interest on the Notes, royalty income from the Royalty, dividends on or in respect of shares of Search received by the Trust and income from the Permitted Investments; less: (i) administrative expenses and other obligations of the Trust; (ii) amounts which may be paid by the Trust in connection with any cash redemptions of Trust Units; and (iii) permitted royalty deductions such as debt service charges and capital expenditures (to the extent not funded by debt). Search may apply some or all of its cash flow to capital expenditures to develop the Oil and Natural Gas Properties of Search or to acquire additional Oil and Natural Gas Properties prior to making any distributions to the Trust in the form of principal repayments on the Notes or dividends on Search's common shares or preferred shares. If on any Distribution Record Date the Trustee determines that the Trust does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash or if any cash distribution should be contrary to any subordination agreement, the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Trust Units having a value equal to the cash shortfall. Trust Units will be issued pursuant to exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Trust realizes interest income from its holdings of Notes. The Notes bear interest at 14% per annum, payable monthly, and mature on December 31, 2031, subject to extension for an additional 20 year term at the instance of Search's board of directors, with the approval thereof by resolution of the holders of Notes if the Trust does not then hold substantially all of the Notes. It is expected that the Trust's income will initially be limited to: (i) the interest received on the principal amount of Notes; (ii) royalty income received on the Royalty; and (iii) dividends (if any) received on Search's common shares. See "Description of Business - Advantage Energy Income Fund".

Search's board of directors intends for the Trust to make monthly cash distributions. Cash distributions will be made monthly to the Unitholders of record on the last day of each month (unless such day is not a Business Day, in which case the date of record shall be the next following Business Day) and shall be payable on the 15th day of each month or, if such day is not a Business Day, the next following Business Day or such other date as is determined from time to time by the Trustee. See "Record of Cash Distributions".

Subscribers for Trust Units pursuant to this Offering will be Unitholders of record on January 31, 2002, provided the Offering is completed by that time, and accordingly, will in those circumstances be entitled to receive a distribution of distributable cash of the Trust payable on February 15, 2002.

For additional information respecting the Trust Units, including information respecting Unitholders' limited liability, the redemption right attached to the Trust Units, meetings of Unitholders, and amendments to the Trust Indenture, see "Additional Information Respecting Advantage Energy Income Fund" at pages 21 through 27, inclusive, of the Trust's Revised Initial Annual Information Form dated June 1, 2001.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at September 30, 2001 and as at January 4, 2002, both before and after giving effect to the Offering and the Acquisitions.

Designation Authorized	As at September 30, 2001 (unaudited)	As at January 4, 2002 before giving effect to the Offering and the Acquisitions (unaudited)(3)	As at January 4, 2002 after giving effect to the Offering and the Acquisitions(1) (unaudited)
		($ thousands, except share amounts)	
Long-Term Debt ($102,000)(2)	$88,567	$78,969	$71,282
Unitholders' Capital			
Trust Units (unlimited)	$44,858 (12,834,282 Trust Units)	$128,655 (24,598,782 Trust Units)	$147,143 (27,098,782 Trust Units)
Special Voting Units (unlimited)	Nil	Nil	Nil

Notes:

(1) After deducting the estimated costs of the Offering of $275,000 and the Underwriters' commissions of $987,500.

(2) Advantage has a credit facility which provides for a $90 million extendible revolving loan facility and a $5 million operating loan facility. The loan's interest rate is based on either prime or bankers acceptance rates at the Trust's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2.0% depending on the Trust's debt to cash flow ratio. Advantage also has a $7 million principal amount bridge facility maturing January 31, 2002 and bearing interest at the bank's prime lending rate plus 1.5%. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. In connection with its revenue protection plan, Advantage is required to post a US$6 million letter of credit with a Canadian chartered bank, which letter of credit reduces, by a corresponding amount, amounts available under Advantage's credit facilities.

(3) On October 4 and 11, and December 18, 2001, the Trust issued an aggregate of 11,764,500 Trust Units for net proceeds of $84,247,879. Such net proceeds were utilized by the Trust to provide working capital to Search (in exchange for additional Notes) which Search used primarily to repay a portion of its indebtedness to its bankers. A significant portion of such indebtedness was incurred in connection with the acquisitions of Due West and the Gascan Assets.

(4) As at September 30, 2001, Unitholders' equity of the Trust incorporated cash distributions paid and payable up to September 30, 2001 of $12,834,000 and accumulated income of $24,094,000.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The outstanding Trust Units are traded on the TSE under the trading symbol "AVN.UN". The following table sets forth the price range and trading volume of the Trust Units as reported by the TSE for the periods indicated.

Period	High	Low	Volume
2001			
May 29 - 31[(1)]	$12.55	$12.30	117,537
June	$12.40	$ 9.25	1,219,309
July	$10.40	$ 9.45	691,028
August	$10.50	$9.00	882,524
September	$9.15	$7.42	653,400
October	$8.29	$7.40	3,353,400
November	$8.40	$7.05	2,008,200
December	$8.29	$7.63	2,019,700
2002			
January 2 – 17	$8.25	$7.91	1,598,600

Note:

(1) The Trust Units commenced trading on the TSE on May 29, 2001.

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Trust Unit amount of monthly cash distributions paid by the Trust since its inception.

2001	Distribution Per Trust Unit
July[(1)]	$0.28
August	$0.28
September	$0.22
October	$0.22
November	$0.15
December	$0.15
2002	
January	$0.15
February[(2)]	$0.15

Notes:

(1) This distribution was the first cash distribution of the Trust.

(2) The Trust announced on January 16, 2002 that the next monthly distribution of distributable cash will be paid on February 15, 2002 to Unitholders of record on January 31, 2002.

The Trust intends to make cash distributions on the 15th day of each month (or the first Business Day thereafter) to holders of Trust Units of record on the immediately preceding record date.

It is anticipated that the Offering will close prior to January 31, 2002, which is the record date of the distribution to be paid by the Trust to Unitholders on February 15, 2002. Accordingly, subscribers who purchase Trust Units pursuant to this Offering will be eligible to receive the distribution to be paid to Unitholders on February 15, 2002.

USE OF PROCEEDS

The estimated net proceeds to the Trust from the sale of the Trust Units hereunder are estimated to be $18,487,500 after deducting the fees of $987,500 payable to the Underwriters and the estimated expenses of the issue of $275,000. See "Plan of Distribution". The net proceeds of this Offering will be used by the Trust to provide working capital to Search (in exchange for additional Notes) which Search will use to complete the acquisition of the Medicine Hat Property and to repay a portion of its indebtedness to its bankers, a portion of which was incurred to fund the acquisition of the Puskwaskau Property, and for its 2002 capital expenditure program. In the event the acquisition of the Medicine Hat Property is not completed, such portion of the net proceeds will be used to fund future acquisitions, the Trust's 2002 capital expenditure program and for general corporate purposes. In the event the acquisition of the Medicine Hat Property is not completed and the Trust does not utilize such portion of the proceeds of the Offering to fund additional acquisitions or capital expenditures in a timely manner, the issuance of Trust Units pursuant to the Offering will be dilutive to future cash distributions. See "Relationship Among the Trust, Search and Certain Underwriters".

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 2,500,000 Trust Units to the Underwriters, and the Underwriters have severally agreed to purchase such Trust Units on January 29, 2002, or such other date as may be agreed among the parties to the Underwriting Agreement. Delivery of the Trust Units is conditional upon payment on closing of $7.90 per Trust Unit by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $0.395 per Trust Unit for Trust Units issued and sold by the Trust, for an aggregate fee payable by the Trust of $987,500, in consideration for their services in connection with this Offering. The terms of the Offering of the Trust Units were determined by negotiation between the Manager and Search, on behalf of the Trust, and Scotia Capital Inc. on its own behalf and on behalf of the other Underwriters.

The Trust granted to the Underwriters the Underwriters' Option entitling the Underwriters to purchase up to an aggregate of 500,000 Trust Units issued pursuant to this Offering at a price of $7.90 per Trust Unit, which Underwriters' Option was exercised in full on January 18, 2002.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Trust Units which it has agreed to purchase, any one or more of the other Underwriters may, but is not obligated to, purchase such Trust Units. The Underwriters are, however, obligated to take up and pay for all Trust Units if they are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and Search will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

It is expected that a closing will be held on or about January 29, 2002, or such other date prior to January 31, 2002 as the Trust and the Underwriters may agree upon. January 31, 2002 is the record date for a distribution by the Trust to Unitholders, which distribution will be paid on February 15, 2002. Definitive certificates representing the Trust Units will be available for delivery at closing.

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it shall not offer or issue, or enter into an agreement to offer or issue, Trust Units or any securities convertible or exchangeable into Trust Units for a period of 90 days subsequent to the closing date of the Offering without the consent of the Underwriters, which consent may not be unreasonably withheld.

The TSE has conditionally approved the listing of the Trust Units to be issued pursuant to the Offering. Listing is subject to the Trust fulfilling all of the requirements of the TSE on or before April 11, 2002.

The Trust Units have not been and will not be registered under the *United States Securities Act of 1933*, as amended (the "US Securities Act") and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the US Securities Act. Each of the Underwriters has agreed that, except in accordance with Rule 144A under the US Securities Act, it will not offer, sell or deliver Trust Units within the United States.

In addition, until 40 days after the commencement of the Offering, any offer or sale of the Trust Units within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the US Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the US Securities Act.

INTEREST OF EXPERTS

Certain legal matters relating to this Offering will be passed upon by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, on behalf of the Trust, and by Macleod Dixon LLP, Calgary, Alberta, on behalf of the Underwriters. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this short form prospectus or in a document that is specifically incorporated by reference into this short form prospectus as having prepared or certified a part of this short form prospectus, or a report or valuation described in this short form prospectus or in a document specifically incorporated by reference into this short form prospectus, has received or shall receive a direct or indirect interest in the property of the Trust or of any associate or affiliate of the Trust. As at the date hereof, the aforementioned persons and companies beneficially own, directly or indirectly, less than 1% of the securities of the Trust and its associates and affiliates. Further, as of the date hereof, the partners of Ernst & Young LLP, as a group, did not beneficially own, directly or indirectly, any of the Trust Units of the Trust. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Trust or of any associates or affiliates of the Trust, except for Jay P. Reid, the Corporate Secretary of Search, who is a partner at Burnet, Duckworth & Palmer LLP, which law firm renders legal services to the Trust.

PROMOTERS

The Manager may be considered to be a promoter of the Trust under applicable securities laws by reason of having taken the initiative in founding and organizing the business and enterprise of the Trust. Except as set forth elsewhere in this short form prospectus and the documents incorporated by reference herein, the Manager and its subsidiaries have not received, and it is not presently intended that they shall receive, directly or indirectly from the Trust or from a subsidiary of the Trust, anything of value, including money, property, contracts, options or rights of any kind. In addition, the Trust and its subsidiaries have not acquired any assets during the two years prior to the date hereof, and it is not presently intended that the Trust and its subsidiaries will acquire any assets, from the Manager or its subsidiaries. The Manager does not beneficially own, directly or indirectly, or exercise control over, any voting securities of the Trust or any of its subsidiaries. The directors, officers and insiders of the Manager own, in the aggregate, 269,500 Trust Units (1.1% of the Trust Units issued and outstanding as at the date hereof). Pursuant to the Management Agreement among the Trust, Search and the Manager, the Manager receives fees and also is entitled to reimbursement of certain expenses.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and Macleod Dixon LLP (collectively, "Counsel"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a Unitholder who acquires Trust Units pursuant to this Offering and who, for purposes of the Tax Act, holds the Trust Units as capital property and deals at arm's length with the Trust and the Underwriters. Generally speaking, Trust Units will be considered to be capital property to a Unitholder provided the Unitholder does not hold the Trust Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a Unitholder that is a "financial institution", as defined in the Tax Act for purposes of the market-to-market rules; (ii) a Unitholder an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) a Unitholder that is a "specified financial institution" as defined in the Tax Act. Any such Unitholder should consult its own tax advisor with respect to an investment in Trust Units.

This summary is based upon the provisions of the Tax Act, the regulations thereunder (the "Regulations") in force as of the date hereof and Counsel's understanding of the current administrative policies of Canada Customs & Revenue Agency ("CCRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative or assessing practices of the CCRA. This summary is not exhaustive of all of the Canadian federal income tax considerations nor does it take into account or anticipate any

provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of Trust Units. Except as otherwise indicated, this summary is based on the assumption that all transactions described herein occur at fair market value.

No advance income tax ruling has been requested in respect of this Offering.

This summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Trust Units. Consequently, prospective Unitholders should consult their own tax advisors with respect to their particular circumstances.

Status of the Trust

Based upon representations made by the Manager, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined by the Tax Act, and this summary assumes that the Trust will continue to so qualify. The qualification of the Trust as a mutual fund trust requires that certain factual conditions generally be met throughout its existence. In order to so qualify, there must be at least 150 Unitholders, each of whom owns not less than 100 Trust Units where the fair market value of one Trust Unit is less than $25, and each of whom owns Trust Units having an aggregate fair market value of not less than $500. Also, the Trust cannot at any time reasonably be considered to have been established or to be maintained primarily for the benefit of non-resident persons and the undertaking of the Trust must be restricted to the investing of funds in property (other than real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest therein) that is capital property of the Trust, or any combination of these activities. Based on representations to Counsel that the overwhelming majority of Unitholders are Canadian residents, Counsel has assumed (and views such assumption as reasonable), for the purposes of this opinion, that the Trust has not been established and has not been maintained primarily for the benefit of non-residents. Counsel is advised that it is intended that these requirements will continue to be satisfied so that the Trust will continue to so qualify, but in the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below. If the Trust ceases to qualify as a "mutual fund trust", the Trust Units will cease to be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans ("Deferred Plans").

Income of the Trust

The Trust is subject to taxation in each taxation year on its income for the year as though it were a separate individual. The taxation year of the Trust is the calendar year.

The Trust is required to include in computing its income for a taxation year all amounts that it received in that year in respect of the Royalty. The Trust will also be required to include in its income all interest, including interest on the Notes, that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year.

In computing its income the Trust is entitled to annual deductions in respect of reasonable current expenses incurred in its ongoing operation, its cumulative Canadian oil and gas property expense ("cumulative COGPE") account and capitalized issue expenses in accordance with the provisions of the Tax Act. The Trust may deduct in respect of each taxation year an amount not exceeding 10% of its cumulative COGPE account, determined on a declining balance basis, and 20% of the total issue expenses of this Offering (subject to proration for a short taxation year) to the extent that those expenses were not otherwise deductible in a preceding year. An amount that becomes receivable by the Trust in a year as a result of a sale of a property by Search and the release of the Royalty relating to that property, will be required to be deducted in computing the Trust's cumulative COGPE account. If the balance of the cumulative COGPE of the Trust at the end of a particular taxation year after all additions and deductions for that year have been made would otherwise be a negative amount, the negative amount will be included in the Trust's income for the year.

Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received on any shares will be deemed to have been received by the Unitholders and not to have been received by the Trust. To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year. An amount will be considered payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled to enforce payment of the amount. See "Taxation of Unitholders Resident in Canada - Income from Trust Units". Accordingly, it is anticipated that the Trust will generally not have any taxable income for purposes of the Tax Act. The Trust may, at its discretion, claim a deduction in computing income for a taxation year in an amount less than its income for the year that becomes payable to Unitholders in the year in order to utilize losses from prior taxation years. The Trust may choose not to claim all deductions in computing income and taxable income to the maximum extent allowed by the Tax Act.

Taxation of Unitholders Resident in Canada

This portion of the summary is applicable to Unitholders who, for purposes of the Tax Act and all relevant times, are resident or deemed to be resident in Canada.

Income from Trust Units

Each Unitholder is required to include in computing his income for a particular taxation year the portion of the net income of the Trust that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income (or "resource profits") for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as, a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year should not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units, this generally will reduce the adjusted cost base of the Trust Units held by such Unitholder, except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder.

A Unitholder which is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Adjusted Cost Base of Trust Units

The cost to a Unitholder of a Trust Unit will generally include all amounts paid by the Unitholder for the Trust Unit. These amounts will be required to be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property in order to determine the adjusted cost base of each Trust Unit. Amounts distributed by the Trust to a Unitholder in respect of a Trust Unit will reduce a Unitholder's adjusted cost base of the Trust Unit to the extent that the amount distributed to a Unitholder is in excess of his portion of the net income of the Trust, determined under the principles discussed above. To the extent that the adjusted cost base to a holder of a Trust Unit would otherwise be less than zero, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

Disposition of Trust Units

An actual or deemed disposition (other than in a tax deferred transaction) of Trust Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in a Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base to the Unitholder plus any reasonable costs associated with the disposition. One-half of any capital gain realized by a Unitholder will be included in the Unitholder's income

under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Trust Unit may be deducted against taxable capital gains realized by the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder that is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances.

Redemption of Trust Units

A redemption of Trust Units in consideration for cash, Notes or Redemption Notes, as the case may be, will be a disposition of such Trust Units for proceeds of disposition equal to such cash, Notes or Redemption Notes, as the case may be. Redeeming Unitholders will consequently realize a capital gain, or sustain a capital loss, depending upon whether the amount received exceeds, or is exceeded by, the adjusted cost base of the Trust Units so redeemed. The receipt of Notes or Redemption Notes in substitution for Trust Units may result in a change in the income tax characterization of distributions, and will require most holders of Notes or Redemption Notes to include interest on their Notes or Redemption Notes as it accrues no later than each anniversary date of the acquisition of such Notes or Redemption Notes. The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the fair market value of such property at the time of distribution (other than the portion, if any, of the property that is considered to be a payment to the Unitholder out of the income or capital gains of the Trust for the year). Deferred Plans should consult with their own tax advisors as to the consequences of receiving Notes or Redemption Notes on a redemption.

Taxation of Unitholders Not Resident in Canada

This portion of the summary applies to a Unitholder who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Trust Units in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a "Non-Resident Unitholder").

Where the Trust pays or credits, or is deemed to pay or credit, an amount to a Non-Resident Unitholder out of the income of the Trust, such amount will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding is reduced to 15% of the gross income where such distributions are paid or credited, or deemed to be paid or credited, to Non-Resident Unitholders who are residents of the United States under the Canada-United States Income Tax Convention, (1980).

A capital gain realized by a Non-Resident Unitholder from a disposition or deemed disposition of a Trust Unit will not give rise to any capital gain which is subject to tax under the Tax Act provided that the Trust Unit does not constitute "taxable Canadian property". Trust Units of a Non-Resident Unitholder will not generally constitute "taxable Canadian property" under the Tax Act unless either: (i) at any time during the period of sixty months immediately preceding the disposition of Trust Units by such Non-Resident Unitholder, not less than 25% of the issued Trust Units (taking into account any rights to acquire Trust Units) were owned by the Non-Resident Unitholder, by persons with whom the Non-Resident Unitholder did not deal at arm's length or by any combination thereof; or (ii) the Non-Resident Unitholder's Trust Units are otherwise deemed to be taxable Canadian property. A Non-Resident Unitholder will generally compute the adjusted cost base of the Trust Units under the same rules as apply to residents of Canada.

Interest payable on the Notes or Redemption Notes will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty.

If the Trust ceases to qualify as a mutual fund trust, there may be adverse income tax consequences for Non-Resident Unitholders who acquire an interest in the Trust.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, the Trust Units will, on the date of closing, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans under the Tax Act as in effect on the date hereof. The Manager has advised Counsel that the cost amount of foreign property of the Trust, if any, will be less than 30% of the cost amount of all property of the Trust and accordingly the Trust Units will not constitute foreign property for such plans.

In the opinion of Counsel, based on the legislation in effect on the date hereof, the provisions of:

Insurance Companies Act (Canada);
Trust and Loan Companies Act (Canada);
Cooperative Credit Associations Act (Canada);
Pension Benefits Standards Act, 1985 (Canada);
Loan and Trust Corporations Act (Alberta);
Employment Pension Plans Act (Alberta);
Financial Institutions Act (British Columbia);
The Pension Benefits Act, 1992 (Saskatchewan);
The Insurance Act (Manitoba);
The Trustee Act (Manitoba);
The Pension Benefits Act (Manitoba);
Pension Benefits Act (Ontario);
Loan and Trust Corporations Act (Ontario);
an Act respecting insurance (Québec)
(in respect of insurers other than guarantee fund corporations)
an Act respecting trust companies and savings companies (Québec); and
Supplemental Pension Plans Act (Québec);

would not preclude, subject to compliance with prudent investment standards or criteria, or, if applicable, investment policies, procedures or goals which have been filed, where required, with the appropriate regulatory authorities and the general investment provisions of such statutes, an investment in the Trust Units by companies, corporations, pension plans or persons registered thereunder or governed thereby.

RISK FACTORS

Investors should carefully consider the risks described under the heading "Risk Factors" at pages 43 through 47, inclusive, of the Trust's Revised Initial Annual Information Form dated June 1, 2001. The commodity pricing utilized in the engineering reports referred to in Advantage's Revised Initial Annual Information Form dated June 1, 2001 and its short form prospectus dated September 27, 2001 exceed the current commodity pricing utilized by McDaniel and other independent engineers referenced in such documents. See the section entitled "Recent Developments - Search McDaniel Report, GLJ Reports and Martin Reports" set forth in Advantage's short form prospectus dated December 10, 2001, which section has been incorporated by reference into this short form prospectus. In addition, in the event the acquisition of the Medicine Hat Property is not completed and the Trust does not utilize the proceeds of the Offering to fund additional acquisitions or capital expenditures in a timely manner, the issuance of Trust Units pursuant to the Offering will be dilutive to future cash distributions.

RELATIONSHIP AMONG THE TRUST, SEARCH AND CERTAIN UNDERWRITERS

Scotia Capital Inc. and National Bank Financial Inc., two of the Underwriters, are indirect wholly-owned subsidiaries of two of the lenders of Search pursuant to certain credit facilities. Accordingly, the Trust may be considered a connected issuer of Scotia Capital Inc. and National Bank Financial Inc. under applicable securities laws.

As at January 4, 2002, approximately $79 million was outstanding under such credit facilities. See "Consolidated Capitalization of the Trust". Search is in compliance with all material terms of the agreement governing such credit facilities and none of the lenders under the credit facility have waived any breach by Search of that agreement since its execution. Neither the financial position of the Trust and Search nor the value of the security under the credit facilities has changed substantially since the indebtedness under the credit facilities was incurred.

The decision to distribute the Trust Units offered and the determination of the terms of the distribution were made through negotiations primarily between the Manager and Search, on behalf of the Trust, and Scotia Capital Inc., on its own behalf and on behalf of the remaining Underwriters. The lenders under the credit facilities did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this issuance, Scotia Capital Inc. and National Bank Financial Inc. will receive their respective share of the Underwriters' fee.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, 1000, 440 - 2nd Avenue S.W., Calgary, Alberta T2P 5E9.

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE TRUST

Dated: January 18, 2002

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

ADVANTAGE ENERGY INCOME FUND

By: SEARCH ENERGY CORP.

(signed) Kelly I. Drader
President and Chief Executive Officer

(signed) Jeffrey P. Jongmans
Vice-President, Finance and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Ronald A. McIntosh
Director

(signed) Rodger A. Tourigny
Director

PROMOTER

ADVANTAGE INVESTMENT MANAGEMENT LTD.

By: (signed) Kelly I. Drader
President

CERTIFICATE OF THE UNDERWRITERS

Dated: January 18, 2002

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

By: (signed) Eric McFadden

CIBC WORLD MARKETS INC.

By: (signed) T. Timothy Kitchen

BMO NESBITT BURNS INC.

By: (signed) David M. Vetters

NATIONAL BANK FINANCIAL INC.

By: (signed) Julian J. Din

c6685
r f BC-Advantage-financing 01-29 0340
News release via Canada NewsWire, Calgary 403-269-7605

03 JUL 15 AM 7:21

(10)

Attention Business Editors:
Advantage Energy Income Fund Announces Closing of $19.75 Million Equity Financing

CALGARY, Jan. 29 /CNW/ - Advantage Energy Income Fund (TSE: AVN.UN) ("Advantage" or the "Fund") announced today the closing of the issue of 2,500,000 trust units at a price of $7.90 per trust unit for gross proceeds of $19,750,000, which includes the full exercise of an option granted by Advantage to the underwriters to purchase up to an additional 500,000 units. The offering was made through a syndicate of underwriters led by Scotia Capital and included CIBC World Markets Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc.

The net proceeds from the issue will be used to complete the acquisition of oil and natural gas assets in the Medicine Hat area of Alberta, bringing Advantage's working interest in the properties to 100%. The net proceeds will also be used to repay bank debt, a portion of which was incurred to fund the recent acquisition of an oil and gas property in the Puskwaskau area of Alberta, and to fund Advantage's 2002 capital expenditure program.

Purchasers of trust units under the offering will be eligible to receive the distribution of $0.15 per trust unit to be paid to unitholders on February 15, 2002.

The trust units offered have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws. The offer was made in Canada only pursuant to a short form prospectus.

%SEDAR: 00016522E

-0- 01/29/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, Advantage Energy Income Fund, Fax: (403) 262-0723, Web Site www.advantageincome.com, E-mail: advantage(at)advantageincome.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: FNC

-30-

CNW 09:53e 29-JAN-02

11

03 JUL 15 AM 7:21

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

Advantage Energy Income Fund
700, 400 - 5th Avenue S.W.
Calgary, Alberta
T2P 0L6

2. **Date of Material Change:**

January 29, 2002

3. **News Release**

A press release announcing the material change was issued on January 29, 2002 for Canadian wide distribution through Canada Newswire.

4. **Summary of Material Change:**

Advantage Energy Income Fund ("Advantage" or the "Trust") has completed a $19.75 million offering of its trust units at a price of $7.90 per unit. In total, Advantage issued 2,500,000 trust units from treasury. As a result of this offering, the Trust now has 27, 098,782 units issued and outstanding. The financing was completed by a syndicate of underwriters led by Scotia Capital Inc. and included CIBC World Markets Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc.

5. **Full Description of Material Change:**

Advantage has completed a $19.75 million offering of its trust units at a price of $7.90 per unit. In total, Advantage issued 2,500,000 trust units from treasury, 500,000 of which were pursuant to the exercise of an option granted to the underwriters. As a result of this offering, the Trust now has 27,098,782 units issued and outstanding. The financing was completed by a syndicate of underwriters led by Scotia Capital Inc. and included CIBC World Markets Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc.

The net proceeds from the issue will be used to complete the acquisition of oil and natural gas assets in the Medicine Hat area of Alberta, to repay bank debt, a portion of which was incurred to fund the recent acquisition of an oil and gas property in the Puskwaskau area of Alberta and for Advantage's 2002 capital expenditure program.

The trust units offered have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not been offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The offer was made in Canada only pursuant to a short form prospectus.

6. **Reliance on Section 118(2) of the *Securities Act* or equivalent section:**

Not applicable.

7. **Omitted Information:**

Not applicable.

8. **Senior Officer:**

Jeffrey P. Jongmans, Vice-President, Finance and Chief Financial Officer of Search Energy Corp. may be reached at (403) 781-2391 or by fax at (403) 262-0723.

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

This statement is made in the City of Calgary, in the Province of Alberta, as of January 29, 2002

ADVANTAGE ENERGY INCOME FUND,
by Search Energy Corp.

Per: "Jeffrey P. Jongmans"
Jeffrey P. Jongmans
Vice-President, Finance and Chief Financial Officer
Search Energy Corp.

cc: The Toronto Stock Exchange

c9718
r f BC-Advantage-new-website   02-07 0125
News release via Canada NewsWire, Calgary 403-269-7605

(12)

03 JUL 15 PM 7:21

Attention Business Editors:
Advantage Launches New Website

(TSE: AVN.UN)

CALGARY, Feb. 7 /CNW/ - Advantage Energy Income Fund is pleased to announce the launch of our new website. Please visit us at www.advantageincome.com where you will find our latest corporate presentation, guidance regarding 2002 cash flows and distributions, updates on the 2002 capital expenditure program, new research reports and more.
%SEDAR: 00016522E

-0-   02/07/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, Toll free: 1-866-393-0393, ADVANTAGE ENERGY INCOME FUND, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(AVN.UN.)

CO: Advantage Energy Income Fund
ST:
IN: OIL
SU: PDT

-30-

CNW 12:06e 07-FEB-02

(13)

c4562
r f BC-Advantage-distributio 02-22 0123
News release via Canada NewsWire, Calgary 403-269-7605

03 JUL 15 7:21

Attention Business/Financial Editors:
Advantage Declares Monthly Distribution

(TSE: AVN.UN)

CALGARY, Feb. 22 /CNW/ - Advantage Energy Income Fund reports a cash distribution at the rate of $0.13 per unit will be payable on March 15, 2002, to Unitholders of record at the close of business on February 28, 2002. The ex-distribution date is February 26, 2002.

%SEDAR: 00016522E

-0- 02/22/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, ADVANTAGE ENERGY INCOME FUND, Phone: (403) 261-8810, Toll free: 1-866-393-0393, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: DIV

-30-

CNW 13:29e 22-FEB-02

c4929
r f BC-Advantage-tax-info 02-25 0801
News release via Canada NewsWire, Calgary 403-269-7605

(14)

03 JUL 15 AM 7:21

Attention Business Editors:
Advantage Energy Income Fund - 2001 Canadian Tax Information

(TSE: AVN.UN)

CALGARY, Feb. 25 /CNW/ - The following information is intended to assist individual Canadian unitholders of Advantage Energy Income Fund (the "Fund", or the "Trust") in the preparation of their 2001 T1 Income Tax Return.

Reorganization of Search Energy Corp.

On May 23, 2001 the shareholders of Search Energy Corp. ("Search") approved a plan of arrangement to exchange Search common shares for trust units of the Trust on the basis of one trust unit for every four common shares of Search. The exchange by the unitholder of Search common shares held outside an RRSP or other tax deferred plan for trust units of the Trust will generally be a taxable disposition for Canadian federal income tax purposes.

A shareholder's taxable gain or loss will be determined by reference to the fair market value of the trust units received in exchange for the Search shareholder's common shares. In the opinion of Search, the fair market value of the trust units may be determined by taking the weighted average trading price for Search common shares for the six trading days immediately prior to the announcement of the Arrangement and the twelve trading days following the announcement of the Arrangement. The weighted average trading price for such period is $2.79 per common share. The $2.79 amount is provided for guidance purposes and is not binding on any shareholder nor is it binding on Canada Customs and Revenue Agency. Accordingly, shareholders may wish to consult their own advisors.

Trust units held within an RRSP, RRIF, or DPSP

No amounts are required to be reported on the 2001 T1 Income Tax Return where the Advantage Energy Income Fund trust units are held within an RRSP, RRIF or DPSP.

Trust units held outside of an RRSP, RRIF or DPSP

Unitholders who hold their trust units outside of an RRSP, RRIF or DPSP through a broker or other intermediary and who have received cash distributions during the calendar year 2001, will receive a "T3 Supplementary" slip directly from their broker or intermediary, not from the transfer agent of the Fund, Computershare Investor Services (the "Transfer Agent") or the Company.

Registered unitholders of Trust units who have received cash distributions during the calendar year 2001 from the Transfer Agent (and not from a broker or intermediary), will receive a "T3 Supplementary" slip directly from the Transfer Agent. The amount reported in Box (26) on the T3 slip should be reported on your T1 Income Tax Return as "Other Income".

The attached Schedule includes supplementary information on the taxable portion of the 2001 cash distributions shown on a per unit basis. Under Paragraph 12(1)(m) of the Income Tax Act, taxable amounts allocated to the unitholders must be reported by the unitholders in their 2001 Income Tax Return.

Accordingly, the taxable amount of cash distributions received from May 24, 2001 up to and including December 31, 2001 are included in your "T3 Supplementary". The deadline for mailing all T3 Supplementary Information slips as required by Revenue Canada is March 31, 2002.

Adjusted Cost Base for Capital Gains

Holders of trust units are required to reduce the Adjusted Cost Base of their units by an amount equal to the cumulative cash received from cash

distributions minus cumulative taxable amounts reported as "Other Income" on their slips (if any).

The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of the trust units if the trust units are held as a capital property by the owner.

<<

Schedule 1
Advantage Energy Income Fund
2001 - T3 Information

For the period ended	Record date	Payment date	Total distribution paid	Taxable Amount	Return of Capital amount
June 30, 2001	July 3, 2001	July 16, 2001	$ 0.2800	$ 0.1820	$ 0.0980
July 31, 2001	July 30, 2001	August 15, 2001	$ 0.2800	$ 0.1820	$ 0.0980
August 31, 2001	August 31, 2001	September 15, 2001	$ 0.2200	$ 0.1430	$ 0.0770
September 30, 2001	October 1, 2001	October 15, 2001	$ 0.2200	$ 0.1430	$ 0.0770
October 31, 2001	October 31, 2001	November 15, 2001	$ 0.1500	$ 0.0975	$ 0.0525
November 30, 2001	November 30, 2001	December 15, 2001	$ 0.1500	$ 0.0975	$ 0.0525
December 31, 2001	December 31, 2001	January 15, 2002	$ 0.1500	$ 0.0975	$ 0.0525
Total			$ 1.4500	$ 0.9425	$ 0.5075

>>

%SEDAR: 00016522E

-0- 02/25/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, Toll free: 1-866-393-0393, ADVANTAGE ENERGY INCOME FUND, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU:

-30-

CNW 10:40e 25-FEB-02

c5609
r f BC-Advantage-results 02-26 1550
News release via Canada NewsWire, Calgary 403-269-7605 -!MX-

15

03 JUL 15 PM 7:21

Attention Business/Financial Editors:
Advantage Announces Unaudited Results for the Fiscal Period Ended December 31, 2001

CALGARY, Feb. 26 /CNW/ - Advantage Energy Income Fund (TSE: AVN.UN) ("Advantage" or the "Fund") is pleased to announce its unaudited operating and financial results for the fiscal period ended December 31, 2001. Advantage was formed on May 23, 2001 pursuant to the conversion of Search Energy Corp. into a Royalty Trust. As a result, the financial results represent the 222 day period ended December 31, 2001. Audited financial statements and the Fund's January 1, 2002 oil & gas reserves summary will be reported in early May 2002.

<<

Financial and Operating Highlights

($000's except per unit data) (unaudited)	Three Months Ended December 31, 2001	May 24 to December 31, 2001
FINANCIAL		
Cash flow	$7,448	$20,340
Per unit	$0.37	$1.37
Cash distribution to Unitholders	$9,265	$22,099
Per unit	$0.45	$1.45
Capital expenditures	$6,261	$8,997
Units outstanding (000's) at end of period	24,599	24,599

NETBACKS

	($000s)	($/boe)	($000s)	($/boe)
Revenue	$14,799	$19.87	$38,595	$23.53
Royalties	(1,890)	(2.54)	(5,899)	(3.60)
Operating costs	(3,422)	(4.59)	(7,906)	(4.82)
General & administrative	(782)	(1.05)	(1,692)	(1.03)
Management fees	(142)	(0.19)	(372)	(0.23)
Interest & taxes	(1,115)	(1.50)	(2,386)	(1.46)
Cash flow	$7,448	$10.00	$20,340	$12.39

	Three Months Ended December 31, 2001	May 24 to December 31, 2001
OPERATING		
Daily production		
Natural gas (mcf/d)	30,926	26,613
Light oil and natural gas liquids (bbls/d)	1,966	1,826
Heavy oil (bbls/d)	977	1,128
Total (boe/d (at) 6:1)	8,097	7,390
Average prices		
Natural gas ($/mcf)	$2.99	$3.43
Light oil and natural gas liquids ($/bbl)	$24.41	$31.53
Heavy oil ($/bbl)	$14.71	$22.27
WTI (US$/bbl)	$20.47	$24.20

>>

Cash Distributions

- Cash distributions to Unitholders amounted to 45 cents per Unit during the fourth quarter comprised of three payments of 15 cents on November 15, December 15 and January 15. Since inception of the Fund on

May 24, 2001 total cash distributions paid or declared to December 31, 2001 amounted to $1.45 per Unit.

- The decline in cash distributions from the third quarter is a result of lower cash flows stemming from the steep decline in oil and natural gas prices which was partially offset by increased production.

Production

- Natural gas production for the three months ended December 31, 2001 averaged 30.9 mmcf/d, an improvement of 27 percent over the 24.3 mmcf/d produced during the third quarter. The increased production in the fourth quarter is the result of successful drilling on the Vermilion property.

- Oil and natural gas liquids production averaged 2,943 bbls/d, comparable to the 3,070 bbls/d produced in the third quarter.

Prices & Revenue Protection Plan

- Natural gas prices averaged $3.03 per mcf ($2.99 per mcf including hedging), a 9 percent decline from the $3.21 per mcf ($3.29 per mcf including hedging) realized in the third quarter.

- Crude oil and natural gas liquids prices declined 27 percent in the fourth quarter of 2001 averaging $21.19 per barrel ($23.23 per barrel including hedging) compared to $32.33 per barrel ($31.88 per barrel including hedging) in the third quarter.

- On October 12, 2001 Advantage entered into a Revenue Protection Plan with a major Canadian chartered bank which has secured a minimum floor price of $3.70 per mcf on 18,900 mcf/d of natural gas and US$23.27 per bbl on 2,000 bbl/d of crude oil while simultaneously ensuring that Unitholders retain significant exposure to commodity price upside. Specifically, the Fund will receive any price above $3.95 per mcf on 12,600 mcf/d of natural gas and US$24.27 per bbl on 1,335 bbl/d of crude oil. The plan commenced on November 1, 2001 for a period of one year.

- As a result of this Plan the Fund's cash flow from operations will be significantly less sensitive to commodity price reductions while still retaining substantial exposure to any price increases. This will enable the Fund to maintain a stable level of distributions throughout a volatile commodity price environment.

Royalties & Operating Costs

- Royalties in the fourth quarter of 2001 amounted to 12.8% of gross revenue as compared to 16.4% of gross revenue in the third quarter of 2001. The decline in the royalty rate in the fourth quarter is the result of the addition of royalty free natural gas production at Vermilion, which commenced production in October 2001 and lower commodity prices realized in the fourth quarter.

- Operating costs in the fourth quarter amounted to $3.4 million or $4.59 per barrel compared to $3.3 million or $4.98 per boe in the third quarter of 2001. The decline in the cost per boe is the result of the addition of low cost production at Vermilion and the inclusion of a full quarter of production from the Due West acquisition which has lower operating cost properties.

Capital Expenditures

- Capital expenditures for the three months ended December 31, 2001 totaled $5.6 million. The majority of these expenditures were incurred on natural gas drilling, completions and tie-ins at Vermilion, Alberta, and oil drilling at Stoddart, British Columbia.

- Capital expenditures at Vermilion were primarily focused on the construction of a 7.5 mmcf/d natural gas facility and the tie in of 5 multizone natural gas wells drilled in the previous quarter. Three additional wells were drilled on the Vermilion property during the fourth quarter resulting in one additional multizone gas well and 2 dry holes. Production from this property commenced in mid-October with the Funds net share of production averaging 6.8 mmcf/d during the quarter.

At Stoddart (40% working interest) 2 additional oil wells were drilled and completed. Both are currently on production at a restricted rate of 56 bbls/d net to the Fund. Additional stepout drilling and implementation of an enhanced recovery water injection system are planned which will remove production restrictions in late 2002.

Acquisition of Private Natural Gas Weighted Company and Two Natural Gas Properties

- On November 28, 2001 the Fund announced the acquisition of Gascan Resources Ltd. ("Gascan") a private, natural gas weighted company, for $62 million.

- The acquired properties have an established reserve life index of 12.2 years and are comprised of 90% natural gas and 10% light oil.

- These properties are currently producing 1,920 boe/d including 9.3 mmcf/d of natural gas and 380 bbls/d of oil and NGL's.

- In conjunction with the Gascan acquisition, which closed on January 4, 2002, the Fund acquired interests in two additional natural gas properties for $10.8 million.

- The Fund paid $7.0 million for a natural gas property at Puskwaskau, Alberta which includes 4,639 net acres of undeveloped land with various working interests ranging from 17% to 100%.

- The second property was acquired for $3.8 million and represents an additional 10% interest in a natural gas property located in the Medicine Hat area of Alberta. The Fund acquired a 90% interest in this property as part of the Gascan purchase and now holds a 100% interest in this 24 section block.

- These two property acquisitions will increase Advantage's natural gas production by over 5.3 mmcf/d commencing January 1, 2002, and represent excellent value with a purchase price of $11,650 per daily boe of production.

Equity Issues

- On October 4 and October 11 the Fund issued 5.0 million and 750,000 Trust Units respectively at a price of $7.50 per Unit for total net proceeds of $40.5 million. The proceeds were applied directly to outstanding bank indebtedness, a portion of which was incurred to finance the acquisition of Due West which closed August 2, 2001.
- On December 18, 2001 the Fund issued 6.0 million Trust Units at a price of $7.65 per Trust Unit generating net proceeds of $43.7 million. The proceeds were used to finance the acquisition of Gascan, which closed

on January 4, 2002.

- On January 29, 2001 the Fund issued 2.5 million Trust Units at a price of $7.90 per Trust Unit generating net proceeds of $18.8 million. These funds were used to finance the acquisition of the Puskwaskau and Medicine Hat properties. In addition, proceeds will be used to finance the capital development program planned for the Medicine Hat area.
- As at February 26, 2002 the Fund has approximately 27.1 million Trust Units outstanding.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

%SEDAR: 00016522E

-0- 02/26/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, Toll free: 1-866-393-0393, ADVANTAGE ENERGY INCOME FUND, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 20:56e 26-FEB-02

c3397
r f BC-Advantage-distributio 03-22 0122
News release via Canada NewsWire, Calgary 403-269-7605

(16)

03 JUL 15 PM 7:21

Attention Business/Financial Editors:
Advantage Declares Monthly Distribution

(TSE: AVN.UN)

CALGARY, March 22 /CNW/ - Advantage Energy Income Fund reports a cash distribution at the rate of $0.13 per unit will be payable on April 15, 2002, to Unitholders of record at the close of business on March 28, 2002. The ex-distribution date is March 26, 2002.
%SEDAR: 00016522E

-0- 03/22/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, Toll free: 1-866-393-0393; ADVANTAGE ENERGY INCOME FUND, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(AVN.UN.)

CO: Advantage Energy Income Fund
ST:
IN: OIL
SU: DIV

-30-

CNW 10:21e 22-MAR-02

c1774
r f BC-Advantage-reserves 04-05 0638
News release via Canada NewsWire, Calgary 403-269-7605

17

Attention Business Editors:
Advantage Announces Year End Reserves

CALGARY, April 5 /CNW/ - Advantage Energy Income Fund (TSE: AVN.UN) ("Advantage" or the "Fund") is pleased to announce the results of its 2001 year end reserve evaluation. The evaluation includes the acquisition of Gascan Resources and related natural gas property purchases (the "Gascan Acquisition") which were effective January 1, 2002.

Highlights of the report are as follows:

- Established reserves (proven plus 50% probable) increased by 147% from the Fund's inception on May 24, 2001 to 41.3 million barrels of oil equivalent ("mmboe") from 16.7 mmboe.

- Advantage's established reserve life index ("RLI") increased 48% to 10.5 years.

- Natural gas represents 70% of Advantage's established reserves and 73% of anticipated 2002 production.

- Established reserves per unit increased by 17% from 1.30 boe/unit at inception to 1.52 boe/unit.

- Established reserve additions from acquisition and development activities totaled 26.8 million boe which represents an all-in cost of $5.30 per boe.

The following tables summarize Advantage's reserve estimates and value at January 1, 2002 using a conversion factor of 6 mcf of natural gas equals 1 barrel of oil equivalent:

<<

Reserves	Oil & NGLs (mmbbl)	Natural Gas (bcf)	Oil Equivalent (mmboe)
Proved	9.8	153	35.3
Total proved plus probable	15.7	189	47.2
Established	12.8	171	41.3

Present Worth of Established Reserves	January 1, 2002 ($ millions)
Undiscounted	733
Discounted (at) 10%	361
Discounted (at) 12%	331
Discounted (at) 15%	296

>>

The Fund's independent engineering firm, Sproule Associates Limited ("Sproule") evaluated approximately 88% of the established reserves with the balance evaluated by in-house engineers.

The present worth of established reserves is after deduction of estimated future capital expenditures, royalty burdens and operating costs and prior to any provision for abandonment costs, income taxes, debt service charges, management fees or general and administrative expenses. It should not be assumed that the present worth is representative of the fair market value of the assets. Present worth values are based on Sproule's escalated price forecast as of April 1, 2002 which assumes a base 2002 WTI oil price of US$22.79/bbl and an average Alberta natural gas price of Cdn$3.92/mcf.

The following table outlines the changes in Advantage's reserves from inception on May 23, 2001 to January 1, 2002:

<<

	Oil Equivalent Reserves (mmboe)		
	Total Proved	Risked Probable	Established
May 23, 2001	14.5	2.2	16.7
Acquisitions	6.3	0.8	7.1
Revisions/Development	(0.5)	1.2	0.7
Production	(2.2)	-	(2.2)
Gascan Acquisition	17.2	1.8	19.0
Total	35.3	6.0	41.3

>>

Advantage Energy Income Fund is a conventional Oil & Gas Royalty Trust and is listed on The Toronto Sock Exchange under the symbol "AVN.UN".

The information in this news release may contain certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

%SEDAR: 00016522E

-0- 04/05/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, Toll free: 1-866-393-0393, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU:

-30-

CNW 16:38e 05-APR-02

c6081
r f BC-Advantage-Distributio 04-19 0123
News release via Canada NewsWire, Calgary 403-269-7605

(18)

03 JUL 15 7:21

Attention Business/Financial Editors:
Advantage Declares Monthly Distribution

(TSE: AVN.UN)

CALGARY, April 19 /CNW/ - Advantage Energy Income Fund reports a cash distribution at the rate of $0.13 per unit will be payable on May 15, 2002, to Unitholders of record at the close of business on April 30, 2002. The ex-distribution date is April 26, 2002.

%SEDAR: 00016522E

-0- 04/19/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, Toll free: 1-866-393-0393, ADVANTAGE ENERGY INCOME FUND, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: DIV

-30-

CNW 10:55e 19-APR-02

c0789
r f BC-Advantage-results 05-01 3486
News release via Canada NewsWire, Calgary 403-269-7605

(19)

03 JUL 15 7:21

Attention Business/Financial Editors:
Advantage Announces Audited Results & Net Asset Value For The Period Ended December 31, 2001

CALGARY, May 1 /CNW/ - Advantage Energy Income Fund (TSE: AVN.UN) ("Advantage" or the "Fund") is pleased to announce its audited financial results for the fiscal period ended December 31, 2001. Advantage was formed on May 23, 2001 pursuant to the conversion of Search Energy Corp. into a Royalty Trust. As a result, the financial results represent the 222 day period ended December 31, 2001.

<<

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET
(thousands of dollars)

Assets	December 31, 2001
Current assets	
Accounts receivable	$ 13,102
Deposit (note 10)	6,900
Property and equipment (note 4)	214,322
	$ 234,324
Liabilities	
Current liabilities	
Bank indebtedness	$ 889
Accounts payable and accrued liabilities	13,624
Cash distributions payable to Unitholders (note 7)	3,690
	18,203
Long-term debt (note 5)	23,167
Provision for future site restoration	3,096
Future income taxes (note 8)	55,297
	99,763
Unitholders' equity	
Unitholders' capital (note 6)	128,616
Accumulated income	28,044
Accumulated cash distributions (note 7)	(22,099)
	134,561
	$ 234,324

CONSOLIDATED STATEMENT OF INCOME AND ACCUMULATED INCOME
(thousands of dollars)

	For the period May 24, 2001 to December 31, 2001
Revenue	
Petroleum and natural gas sales	$ 38,595
Royalties, net of Alberta Royalty Credit	(5,899)
	32,696
Expenses	
Operating	7,905
General and administrative	1,691
Management fee (note 1)	372
Interest	1,882
Depletion, depreciation and site restoration	18,255
	30,105
Income before taxes	2,591
Future income tax recovery (note 8)	(7,480)
Income and capital taxes (note 8)	504
Net income	9,567
Accumulated income, beginning of period	18,477
Accumulated income, end of period	$ 28,044
Net income per Trust Unit (note 6)	
Basic and diluted	$ 0.62

CONSOLIDATED STATEMENT OF CASH DISTRIBUTIONS TO UNITHOLDERS
(thousands of dollars)

	For the period May 24, 2001 to December 31, 2001
Cash flow from operations	$ 20,342
Cash reserved for capital expenditures and debt repayment	1,757
Cash distributions to Unitholders	$ 22,099
Cash distributions per Unit (note 7)	$ 1.45

CONSOLIDATED STATEMENT OF CASH FLOWS
(thousands of dollars)

	For the period May 24, 2001 to December 31, 2001

Operating Activities	
Net income	$ 9,567
Add (deduct) items not requiring cash:	
Future income taxes	(7,480)
Depletion, depreciation and site restoration	18,255
Cash flow from operations	20,342
Changes in non-cash working capital	(8,388)
Cash provided by operating activities	11,954
Financing Activities	
Units issued, net of costs (note 6)	83,674
Decrease in long-term debt	(3,048)
Cash distributions to Unitholders (note 7)	(18,409)
Deposit on Gascan acquisition	(6,900)
Cash provided by financing activities	55,317
Investing Activities	
Expenditures on property and equipment	(9,702)
Property dispositions	706
Acquisition of Due West Resources Inc. (note 3)	(60,127)
Changes in non-cash working capital	(736)
Cash used in investing activities	(69,859)
Net decrease in cash	(2,588)
Cash, beginning of period	1,699
Bank indebtedness, end of period	$ (889)
Supplementary cash flow information:	
Interest paid	$ 1,787
Income and capital taxes paid	$ 744

>>

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001
All tabular amounts in thousands except for per share amounts

1. STRUCTURE OF THE TRUST

Advantage Energy Income Fund ("Advantage", the "Trust" or the "Fund") was formed on May 23, 2001 as a result of the conversion of Search Energy Corp. ("Search") into a royalty trust. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to minimize exposure to exploration risk while focusing on growth through acquisition and development of producing crude oil and natural gas properties.

Advantage is an open-ended mutual fund trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated April 17, 2001 between Search and Computershare Investor Services Inc. (formerly the Montreal Trust Company) as trustee. The Trust commenced operations on May 24, 2001. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, Search, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of Search, a royalty in the producing properties of Search (the "Search Royalty") and notes of Search (the "Search Notes").

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the Search Notes and royalty income earned from the Search Royalty. The Search Royalty and the Search Notes result in the effective transfer of the economic interest in the properties of Search to the Trust. However, while the royalty is a contractual interest in the properties owned by Search, it does not confer ownership in the underlying resource properties.

The Trust is managed by Advantage Investment Management Ltd. (the "Manager"). The Manager receives a management fee and an incentive fee pursuant to a Management Agreement as approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees also include an incentive fee equal to 10% of the amount by which the total return to investors exceeds 8%.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The management of Advantage Energy Income Fund prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

Search is an oil and natural gas exploitation and development company operating in Western Canada that is a wholly-owned subsidiary of the Trust. These financial statements include the accounts of the Trust and Search on a consolidated basis from May 24, 2001, the date of the Trust's creation.

Property and equipment

(a) Petroleum and natural gas properties and related equipment

The Fund follows the full cost method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling, geological and geophysical costs and overhead expenses related to exploration and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit of production method based on estimated proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. For purposes of the depletion calculation, proven petroleum and natural gas reserves are converted to a common unit of measure on the basis of one barrel of oil or liquids being equal to six mcf of natural gas.

The depletion and depreciation cost base includes total capitalized costs, less costs of unproved properties, plus a provision for future development costs of proven undeveloped reserves.

The net carrying value of the Trust's petroleum and natural gas properties and production equipment is limited to an ultimate recoverable amount. This amount is the aggregate of estimated future net revenues from proved reserves and the costs of unproved properties, net of impairment allowances, less future estimated production costs, general and administrative costs, financing costs, site restoration and abandonment costs, and income

taxes. Future net revenues are estimated using prices and costs without escalation or discounting, and the income tax and Alberta Royalty Credit legislation in effect at the year-end.

(b) Furniture and equipment

The Fund records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives.

Future site restoration

The estimated cost of future site restoration and abandonment is based on the current cost and the anticipated method and extent of site restoration in accordance with existing legislation and industry practice. The annual charge, provided for on a unit of production basis, is accounted for as part of depletion, depreciation and site restoration expense. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

Measurement uncertainty

The amounts recorded for depletion and depreciation of property and equipment and the provision for future site restoration costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

Joint operations

The accounts of the Trust reflect its proportionate interest in exploration and production activities conducted jointly with others.

Cash distributions

Cash distributions are calculated on an accrual basis and are paid to Unitholders monthly based on cash available for distributions. Cash distributions paid to Unitholders during the period are presented in note 7.

Income taxes

The Trust follows the liability method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using enacted tax rates and laws expected to apply when the differences reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantially enacted.

Financial instruments

From time to time, the Fund uses various financial instruments to manage risk associated with crude oil and natural gas price fluctuations. These instruments are not used for trading purposes. Proceeds and costs realized from holding the related contracts all of which constitute effective hedges, are recognized in oil and gas revenues at the time that each transaction under a contract is settled (see note 9).

3. ACQUISITION OF DUE WEST RESOURCES INC

On July 26, 2001 Advantage acquired all of the issued and outstanding shares of Due West Resources Inc. ("Due West"), an oil and natural gas company, for cash consideration of $60.1 million. The acquisition has been accounted for using the purchase method with the results of operations included in the consolidated financial statements from the date of acquisition. The purchase price was allocated as follows:

Net assets acquired and liabilities assumed:

<<

Property & equipment	$ 87,042
Net working capital	1,441
Future income taxes	(27,353)
Future site restoration	(1,003)
	$ 60,127
Consideration:	
Cash	$ 59,664
Acquisition costs incurred	463
	$ 60,127

4. PROPERTY & EQUIPMENT

	December 31, 2001		
	Cost	Accumulated depletion & depreciation	Net book value
Petroleum and natural gas properties and related equipment	$274,492	$ 60,295	$214,197
Furniture and equipment	593	468	125
	$275,085	$ 60,763	$214,322

>>

During the period ended December 31, 2001, Advantage capitalized general and administrative expenditures directly related to exploration and development activities of $742,000.

Costs of $10,949,000 for unproven properties have been excluded from the calculation of depletion expense.

5. LONG-TERM DEBT

Advantage has an agreement with a Canadian chartered bank which provides for a $90 million extendible revolving loan facility and a $5 million operating loan facility both of which mature on January 3, 2003. The loan's interest rate is based on either prime or bankers acceptance rates at the Trust's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Trust's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. Under the terms of this facility the borrowing limit is subject to review on April 30, 2002.

At December 31, 2001, the effective interest rate on the outstanding amounts under the facility was 4.75%.

6. UNITHOLDERS' CAPITAL

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued

<<

	Number of Units	Amount
Balance at May 24, 2001	12,834,282	$ 44,942
Issued for cash, net of costs	11,764,500	83,674
Balance at December 31, 2001	24,598,782	$ 128,616

>>

On October 4, 2001, and October 11, 2001 Advantage issued 5,000,000 and 750,000 Trust Units respectively at $7.50 per Trust Unit and on December 18, 2001 Advantage issued 6,014,500 Trust Units at $7.65 per Trust Unit. Total net proceeds were $83.7 million (net of issue costs of $5.5 million).

Per Unit Amounts

The calculation of net income per Trust Unit is based on the basic and diluted weighted average number of Trust Units outstanding during the period ended December 31, 2001 of 15,495,106.

7. CASH DISTRIBUTIONS

Cash distributions to Unitholders were paid/payable as follows:

<<

Period ended	Record date	Payment date	Distribution	Distribution per Unit
June 30, 2001	July 3, 2001	July 16, 2001	$ 3,593	$ 0.28
July 31, 2001	July 31, 2001	Aug. 15, 2001	$ 3,593	0.28
Aug. 31, 2001	Aug. 31, 2001	Sept. 17, 2001	$ 2,824	0.22
Sept. 30, 2001	Oct. 1, 2001	Oct. 15, 2001	$ 2,824	0.22
Oct. 31, 2001	Oct. 31, 2001	Nov. 15 2001	$ 2,788	0.15
Nov. 30, 2001	Nov. 30, 2001	Dec. 17, 2001	$ 2,788	0.15
Dec. 31, 2001	Dec. 31, 2001	Jan. 15, 2002	$ 3,689	0.15
			$ 22,099	$ 1.45

>>

8. INCOME TAXES

The taxable income of the Fund is comprised of interest income related to the Search Notes and royalty income from the Search Royalty less deductions for Canadian Oil and Gas Property Expense (COGPE) and unit issue costs.

The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

<<

	For the period May 24, 2001 to December 31, 2001
Income before taxes	$ 2,591
Expected income tax expense at statutory rates (42.88%)	1,111
Increase (decrease) in income taxes resulting from:	
Non-deductible Crown charges	2,036
Resource allowance	(2,659)
Amounts included in trust income and other	(7,968)
Future income tax recovery	(7,480)
Income and capital taxes	504
	$ (6,976)

The components of the future income tax liability at December 31, 2001 are as follows:

Property and equipment in excess of tax basis	$ 54,943
Future site restoration deductions	(1,323)
Non-capital tax loss carry forward	(1,265)
Other	2,942

Future income tax liability	$ 55,297

>>

At December 31, 2001 the Trust had non-capital losses available to reduce future years taxable income of $2.9 million which expire in the years 2002 through 2008.

9. FINANCIAL INSTRUMENTS

Financial instruments of the Fund consist of current assets, current liabilities and long-term debt. As at December 31, 2001, there are no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of the financial instruments. Substantially all of the Fund's accounts receivable are due from customers in the oil and gas industry and are subject to normal industry credit risks.

The Fund uses various types of derivative financial instruments to reduce its exposure to fluctuations in commodity prices. The fair value of these derivative instruments are based on an estimate of the amounts that would have been paid to or received from counterparties to settle these instruments. The Fund is exposed to losses in the event of default by the counterparties to these instruments. The Fund manages this risk by dealing with financially sound counterparties.

As at December 31, 2001 the following instruments were outstanding:

Instrument	Quantity	Terms	Effective period	Settlement value
Crude oil				
Swap - WTI	2,000 bbls/d	US$23.27/bbl	Nov. 1, 2001 - Oct. 31, 2002	$ 3,380
Call - WTI	1,335 bbls/d	US$24.27/bbl (cost US$1.96/bbl)	Nov. 1, 2001 - Oct. 31, 2002	(1,267)
Collar - WTI	5,000 bbls/month	US$20.00 - 30.00/bbl	Jan. 1, 2002 - Dec. 31, 2002	21
Natural Gas				
Swap - AECO	18,000 gj/d	$3.51/gj	Nov. 1, 2001 - Oct. 31, 2002	930
Call - AECO	12,000 gj/d	$3.76/gj (cost Cdn$0.47/gj)	Nov. 1, 2001 - Oct. 31, 2002	(1,715)
Put AECO	500 gj/d	$4.60/gj	Jan. 1, 2002 - Dec. 31, 2002	230
				$ 1,579

>>

10. SUBSEQUENT EVENTS

(a) Acquisition of Gascan Resources Ltd.

On January 4, 2002 Advantage acquired the crude oil and natural gas assets of Gascan Resources Ltd. ("Gascan") for cash consideration of $70.4 million. Included on the balance sheet is a deposit of $6.9 million which was applied against the purchase price. The balance of the acquisition cost was financed through available lines of credit (note 5). Results from operations will be included in the Fund's financial statements from the date of acquisition. The acquisition is being accounted for as a purchase as of the closing date of the acquisition. The purchase price will be allocated as

follows:

Net assets acquired and liabilities assumed:

<<

Property & equipment	$ 105,043
Future income taxes	(34,686)
	$ 70,357
Consideration:	
Cash	$ 69,000
Acquisition costs incurred	1,357
	$ 70,357

>>

(b) Trust Unit Issue

On January 29, 2002 Advantage issued 2,500,000 Trust Units at $7.90 per Trust Unit for net proceeds of $18,762,500 (net of issue costs of $987,500). The net proceeds of the offering were used to repay a portion of long-term debt, a portion of which was incurred to fund the acquisition of Gascan and to pay for additional working interests in natural gas assets located in the Medicine Hat area of Alberta. The total cost of the additional Medicine Hat interests was $3.8 million.

NET ASSET VALUE

The following net asset value calculation is based on the Fund's reserve report dated January 1, 2002. Sproule Associates Limited evaluated 89% (based on value) of the established reserves with the balance being evaluated by in-house engineers. The net asset value calculation includes the reserves of Gascan Resources Ltd. and a property purchase at Medicine Hat, Alberta, both of which were effective January 1, 2002.

Debt at December 31, 2001 based on the Fund's audited financial statements was $23.2 million. The debt balance included with the net asset value calculation has been adjusted to reflect the Gascan and Medicine Hat acquisitions and the net proceeds of an equity financing which closed January 29, 2002.

($000, except per Unit amounts)	10%	12%
Present value of established reserves at January 1, 2002 (1)	$ 361,231	$ 331,383
Undeveloped acreage (at $70/acre) and seismic	18,005	18,005
Debt, net of working capital (1)	(73,073)	(73,073)
Net asset value	$ 306,163	$ 276,315
Net asset value per Unit (2)	$ 11.30	$ 10.20

>>

(1) Includes the acquisition of Gascan Resources Ltd. and a property purchase at Medicine Hat

(2) Based on 27.1 million Units outstanding at January 29, 2002

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations

and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

%SEDAR: 00016522E

-0- 05/01/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, Toll free: 1-866-393-0393, ADVANTAGE ENERGY INCOME FUND, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 18:13e 01-MAY-02

ADVANTAGE

ENERGY INCOME FUND

20

2001 Management's Discussion & Analysis

AVN.UN

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD & A") provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or the "Fund") for the period from May 24 to December 31, 2001 and should be read in conjunction with the audited consolidated financial statements contained within this annual report. Actual results will be compared to the 2001 Forecast contained within Search Energy Corp.'s ("Search") Information Circular dated April 18, 2001. All boe amounts are converted on the basis of six mcf equalling one barrel.

Advantage was formed on May 23, 2001 as a result of the conversion of Search Energy Corp. into an income fund. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to focus on growth through the acquisition and development of producing oil and natural gas properties while minimizing exposure to exploration risk.

CASH DISTRIBUTIONS

Total cash distributions to Unitholders from May 24 to December 31, 2001 amounted to $22.1 million or $1.45 per Unit. Monthly distributions declined during the period as cash flow was impacted by reductions in oil and natural gas prices throughout the period. Advantage's cash distributions are ultimately dependent on commodity prices and production. Cash distributions are announced on a monthly basis and are based on cash flow available after retaining a portion for capital expenditures and debt repayment.

2001 Monthly Distributions

Period ended	Payment date	Distribution per Unit	Taxable Amount	Return of Capital Amount
June 30, 2001	July 16, 2001	$ 0.28	$ 0.1820	$ 0.0980
July 31, 2001	Aug. 15, 2001	$ 0.28	$ 0.1820	$ 0.0980
Aug. 31, 2001	Sept. 17, 2001	$ 0.22	$ 0.1430	$ 0.0770
Sept. 30, 2001	Oct. 15, 2001	$ 0.22	$ 0.1430	$ 0.0770
Oct. 31, 2001	Nov. 15, 2001	$ 0.15	$ 0.0975	$ 0.0525
Nov. 30, 2001	Dec. 17, 2001	$ 0.15	$ 0.0975	$ 0.0525
Dec. 31, 2001	Jan. 15, 2002	$ 0.15	$ 0.0975	$ 0.0525
		$ 1.45	$ 0.9425	$ 0.5075

PRODUCTION

Natural gas production for the period ended December 31, 2001 averaged 26.6 mmcf/d, an improvement of 13 percent over the 23.6 mmcf/d in the Forecast. The increased gas production over Forecast was the result of the acquisition of Due West on July 26 and the successful drilling program at Vermilion which, on a combined basis, averaged approximately 6.6 mmcf/d of production during the seven month period. Partially offsetting the production increases were greater than expected decline rates on the Fund's Wainwright gas production. Including the acquisition of Gascan Resources, which was effective January 1, 2002, Advantage entered 2002 producing approximately 39.0 mmcf/d of natural gas.

Oil and NGLs production averaged 2,954 bbls/d, a 12 percent increase compared with the 2,643 bbls/d in the Forecast. Higher than forecasted production was primarily the result of the acquisition of Due West which added approximately 530 bbls/d of production during the seven month period. This increase was partially offset by lower than anticipated heavy oil production, which averaged 1,128 bbls/d for the period ended December 31, 2001 compared with 1,330 bbls/d in the Forecast.

Daily Production

	Actual	Forecast	% Change
Natural gas (mcf/d)	26,613	23,600	13 %
Light oil & NGLs (bbls/d)	1,826	1,313	39 %
Heavy oil (bbls/d)	1,128	1,330	(15)%
Total (boe/d)	7,390	6,576	12 %

COMMODITY PRICES & MARKETING

Natural Gas

Historical Natural Gas Prices (AECO $Cdn/mcf)



$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$12.46
$4.87
$2.39
2000
2001
2002

Natural gas prices for the period from May 24 to December 31, 2001 averaged $3.42/mcf ($3.43/mcf including hedging), 45% lower than the Forecast price of $6.22/mcf. Natural gas prices exited 2000 at record levels as a result of low storage levels and an extremely cold winter in northeast North America. Natural gas prices declined throughout most of 2001 due to an erosion of demand in the U.S. combined with increased production levels. These two factors have combined to increase natural gas storage to record levels. Reduced U.S. demand has resulted from a mild summer and winter, and from the economic downturn, which has reduced activity in the industrial sector. More recently, North American natural gas production levels have been declining due to reduced drilling activity. This combined with the economic recovery in the U.S. causes the Fund to remain positive on the near and longer term future of natural gas prices. Advantage's current position is weighted 73% towards natural gas, with approximately 30% of production dedicated to netback price pools managed by the major aggregators and the remaining 70% of production sold on the spot market.

Average Prices - Natural Gas ($/mcf)

	Actual	Forecast	% Change
Advantage wellhead price	$ 3.43	$ 6.22	(45)%
AECO benchmark	$ 3.46	$ 6.50	(47)%

Crude Oil

Crude oil and NGLs prices averaged $27.34/bbl ($27.99/bbl including hedging) compared with $27.97/bbl in the Forecast. Light oil and natural gas liquids prices, which averaged $31.53/bbl were six percent lower than the $33.39/bbl Forecast, while heavy oil prices averaged $22.27/bbl compared with $22.50/bbl in the Forecast. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI"). The price of WTI fluctuates based on worldwide supply and demand fundamentals. Many factors have affected the recent fluctuations in the price of WTI. The reduction in demand caused by the September 11 attacks combined with a steady supply of production caused WTI prices to decline throughout the fourth quarter of 2001. WTI prices have recovered in 2002 as a result of the recovery in the U.S. economy, supply cutbacks from OPEC and the continued unrest in the Middle East. All of these factors will continue to work together making crude oil price forecasting very difficult.

Average Prices - Crude Oil

	Actual	Forecast	% Change
Light oil & NGLs ($/bbl)	$ 31.53	$ 33.39	(6)%
Heavy oil ($/bbl)	$ 22.27	$ 22.50	(1)%
Oil & NGLs ($/bbl)	$ 27.99	$ 27.97	-
WTI (US$/bbl)	$ 24.20	$ 26.00	(7)%

REVENUE PROTECTION PLAN

On October 12, 2001, Advantage entered into a Revenue Protection Plan with a major Canadian chartered bank which has secured a minimum floor price of $3.51/gj on 18,000 gj/d of natural gas and US$23.27/bbl on 2,000 bbl/d of crude oil while simultaneously ensuring that Unitholders retain significant exposure to commodity price upside. Specifically, the Fund will receive any price above $3.76/gj on 12,000 gj/d of natural gas and US$24.27/bbl on 1,335 bbl/d of crude oil. The plan commenced on November 1, 2001 for a period of one year. For the period ended December 31, 2001 the Revenue Protection plan enhanced revenue by $0.5 million. As a result of this Plan, the Fund's cash flow from operations will be significantly less sensitive to commodity price reductions while still retaining substantial exposure to any price increases. This will enable the Fund to maintain a stable level of distributions throughout a volatile commodity price environment.

Production volumes and product pricing drive the Fund's petroleum and natural gas sales. The factors that contributed to the decrease in sales for the period as compared to the Forecast are as follows:

	($ 000)
Forecast petroleum and natural gas sales	$ 47,283
Increase in natural gas volumes	4,160
Decrease in natural gas prices	(14,767)
Increase in oil and NGLs volumes	1,931
Decrease in oil and NGLs prices	(12)
Period ending December 31, 2001 petroleum and natural gas sales	$ 38,595

ROYALTIES

Total royalties paid for the period ended December 31, 2001, net of Alberta Royalty Credit (ARC), amounted to $5.9 million or $3.60/boe compared with $8.5 million or $6.07/boe in the Forecast. As a percentage of revenue, royalties were 15.3% compared with 18.1% in the Forecast. The lower than forecasted royalty rate was the result of lower than forecasted natural gas prices, and the addition of royalty free natural gas production at Vermilion, which commenced production in October 2001.

Royalties

	Actual	Forecast	% Change
Total royalties, net of ARC ($000)	$ 5,899	$ 8,547	(31) %
per BOE	$ 3.60	$ 6.07	(41) %
As a percentage of revenue	15.3%	18.1%	(2.8) %

OPERATING COSTS

Operating costs for the period ended December 31, 2001 amounted to $7.9 million or $4.82/boe compared with $6.9 million or $4.92/boe in the Forecast. Higher total operating costs were the result of increased production related to the acquisition of Due West. The lower than forecasted boe operating cost was the result of lower cost natural gas production additions at Vermilion and the acquisition of Due West which has lower boe operating cost properties.

Operating Costs

	Actual	Forecast	% Change
Operating costs ($000)	$ 7,905	$ 6,924	14 %
per boe	$ 4.82	$ 4.92	(2) %

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative ("G & A") expense for the period ended December 31, 2001 amounted to $1.7 million or $1.03/boe compared with $1.4 million or $1.02/boe in the Forecast. G&A expense was 21% higher than forecasted due to the acquisition of Due West. G&A per boe was comparable to the Forecast as higher than forecasted production volumes offset the higher costs.

Management fees for the period ended December 31, 2001 amounted to $372,000, 22% lower than the Forecast of $477,000. On a boe basis management fees were $0.23/boe, 32% lower than the Forecast of $0.34/boe. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating expenses. Management fees were lower than forecasted as a result of lower operating cash flow caused by the decline in natural gas prices.

The Fund Manager is entitled to earn a performance fee to the extent that the total annual return of the Fund exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price times the average number of Units outstanding during the year) to determine the performance fee. No performance fee was payable for the period ended December 31, 2001. The Management Agreement provides that the Manager will allocate a minimum of one third of management and performance fees earned to the employees of Advantage.

General and Administrative Expenses

	Actual	Forecast	% Change
General and administrative expense ($000)	$ 1,692	$ 1,435	18 %
per BOE	$ 1.03	$ 1.02	1 %
Management fees ($000)	$ 372	$ 477	(22) %
per BOE	$ 0.23	$ 0.34	(32) %
Employees at December 31, 2001	30	23	30 %

INTEREST

Interest expense for the period ended December 31, 2001 amounted to $1.9 million compared with $1.4 million in the Forecast. Higher than forecasted interest expense was the result of a higher average debt balance primarily related to the acquisition of Due West. Partially offsetting the higher debt balance was a lower than forecasted average interest rate for the period. The average interest rate for the period ended December 31, 2001 was 6.1% as compared to 7.6% in the Forecast.

NETBACKS

Operating netbacks for the period ended December 31, 2001 amounted to $15.11/boe compared with $22.61/boe in the Forecast. The lower than forecasted operating netback was the result of 45% lower than forecasted natural gas prices partially offset by lower royalties. Cash flow netbacks amounted to $12.39/boe compared with $20.09/boe in the Forecast.

Netbacks ($/boe)

	Actual	Forecast	% Change
Revenue	$ 23.24	$ 33.60	(31) %
Hedging	0.29	-	-
Royalties	(3.60)	(6.07)	41 %
Operating costs	(4.82)	(4.92)	2 %
Operating netback	$ 15.11	$ 22.61	(33) %
General and administrative	1.03	1.02	(1) %
Management fees	0.23	0.34	32 %
Interest expense	1.15	0.97	(19) %
Taxes	0.31	0.19	(63) %
Cash flow netback	$ 12.39	$ 20.09	(38) %

DEPLETION, DEPRECIATION AND SITE RESTORATION

The depletion, depreciation and amortization rate (DD&A) for the period ended December 31, 2001 was $11.13/boe compared with $7.98/boe in the Forecast. DD&A includes a provision for future site restoration and abandonments of $0.14/boe. The rate used to calculate DD&A is based on the balance of property and equipment brought forward from the balance sheet of Search Energy Corp. at May 23, 2001. The increase in the DD&A rate from the Forecast primarily reflects the acquisition accounting used for Due West. The cost base for the DD&A calculation was increased by $21.4 million reflecting the future tax liability related to the excess purchase price over the tax pools acquired. It is not anticipated that Advantage will pay taxes in the future and, therefore, the higher DD&A will be brought back into income over time through reduced future income tax expense.

TAXES

Current taxes paid or payable for the period ending December 31, 2001 primarily represent capital tax and amounted to $0.5 million as compared to $0.3 million in the Forecast. Capital taxes are based on debt and equity levels at the end of the year. Capital tax was higher than forecasted as result of the acquisition of Due West and the December 18th equity issue. For the period ended December 31, 2001 the Fund recognized an income tax recovery of $7.5 million. As at December 31, 2001 the Fund had a future income tax liability balance of $55.3 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. It further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. As a result of the Due West acquisition, Advantage recorded a future tax liability of $21.4 million.

CAPITAL EXPENDITURES

Capital expenditures for the period ended December 31, 2001 totalled $9.0 million net of property dispositions of $0.7 million. The majority of the capital expenditures were incurred on natural gas drilling, completions and tie-ins at Vermilion, Alberta, and oil drilling at Stoddart, British Columbia. In addition, the Fund expended $60.1 million on the acquisition of Due West.

Capital expenditures at Vermilion were focused on the drilling of 11 wells resulting in seven successful natural gas wells. Six of the successful gas wells were tied-in as multi-zone wells, while the seventh well was tied-in as a single zone well. In addition to these drilling, completion and tie-in costs, a 7.5 mmcf/d natural gas facility was constructed. In total, capital expended in the Vermilion area was $6.0 million. Production from this property commenced in mid-October with the Fund's net share of production averaging 6.8 mmcf/d during the fourth quarter.

At Stoddart approximately $1.1 million was expended on the drilling and completion of two oil wells (40% working interest). Both are on production at restricted rates of 56 bbls/d net to the Fund. Additional stepout drilling and implementation of an enhanced recovery water injection system are planned which will remove production restrictions in late 2002.

Capital Expenditures ($ thousands)

Land and seismic	$ 628
Drilling, completions and workovers	4,995
Well equipping and facilities	3,984
Other	95
Dispositions	(706)
	$ 8,996
Acquisition of Due West Resources	60,127
Total capital expenditures	$ 69,123

ACQUISITIONS

Due West Resources Inc.

On July 26, 2001 Advantage acquired Due West Resources Inc. (a private oil and gas company) for a total cash consideration of $60.1 million. The acquisition was accounted for using the purchase method under which the results of operations were included in the consolidated financial statements from the date of acquisition. This acquisition increased property and equipment by $87.0 million and the future tax liability by $27.4 million. The liability method of accounting requires that a tax liability be recorded on a business combination when the assigned accounting value of the assets is greater than the tax pools acquired. Additional depletion and depreciation expense that resulted from the increased book value will be offset by the amortization of the future tax liability created at the time of acquisition. Also included within the purchase price was the acquisition of $1.4 million of positive working capital and transaction costs of $0.5 million. The acquisition of Due West added approximately 1,650 boe/d of high netback production including 660 bbls/d of crude oil, 5,400 mcf/d of natural gas and 90 bbls/d of NGLs.

Gascan Resources Ltd.

On November 28, 2001 the Fund announced the acquisition of Gascan Resources Ltd. ("Gascan" a private, natural gas weighted company) for a total cash consideration of $62 million. The acquisition closed on January 4, 2002 and therefore, the acquisition and results of operations related to Gascan are not reflected in the December 31, 2001 financial statements. As part of the Gascan acquisition the Fund paid an additional $7.0 million for a natural gas property at Puskwaskau, Alberta which includes 4,639 net acres of undeveloped land with various working interests ranging from 17% to 100%. In addition, the Fund acquired an additional 10% interest in a natural gas property located in the Medicine Hat area of Alberta for $3.8 million. The Fund acquired a 90% interest in this property as part of the Gascan purchase and now holds a 100% interest in this 24 section block.

LIQUIDITY AND CAPITAL RESOURCES

During the period ended December 31, 2001 the Fund completed two equity financings. During October the Fund issued 5,750,000 Trust Units at a price of $7.50 per Unit for total net proceeds of $40.3 million. The proceeds were applied directly to outstanding bank indebtedness, a portion of which was incurred to finance the acquisition of Due West, which closed on July 26, 2001. The second financing closed on December 18, 2001 when the Fund issued 6.0 million Trust Units at a price of $7.65 per Trust Unit generating net proceeds of $43.4 million. The proceeds were applied to reduce the Fund's year end debt balance, and to subsequently finance the acquisition of Gascan, which closed on January 4, 2002. Subsequent to year end, on January 29, 2001, the Fund issued 2.5 million Trust Units at a price of $7.90 per Trust Unit generating net proceeds of $18.8 million. These funds were used to finance the acquisition of the Puskwaskau and Medicine Hat properties, which closed early in 2002. In addition, proceeds have been used to finance the first quarter 2002 capital development program for the Medicine Hat area. As at March 31, 2002 the Fund had approximately 27.1 million Trust Units outstanding.

At December 31, 2001 Advantage had long-term debt outstanding of $23.2 million. This debt balance was reduced as the result of the December 18th equity issue. The proceeds of this equity issue were used to acquire Gascan, which did not close until January 4, 2002 and therefore the December 31, 2001 debt balance does not reflect the additional debt required to finance Gascan. For net asset value purposes, Advantage's net long-term debt balance was as follows:

($ thousands)	
Working capital excluding distributions to Unitholders	$ (1,411)
Bank debt at December 31, 2001	(23,167)
Gascan acquisition, net of deposit paid in December	(63,457)
Property purchase at Medicine Hat	(3,800)
Proceeds of equity issue - January 29, 2002	18,762
Net debt plus working capital for net asset value calculation	$ (73,073)

Advantage has an agreement with a Canadian chartered bank that provides for a $90 million extendible revolving loan facility and a $5 million operating loan facility. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. Under the terms of this facility the borrowing limit is subject to review on April 30, 2002.

Sources and Uses of Funds ($ thousands)

Uses of funds	
Capital expenditures	$ 8,996
Acquisition of Due West	60,127
Distributions paid to Unitholders	18,409
Decrease in long-term debt	3,048
Deposit on Gascan acquisition	6,900
Increase in working capital	6,536
	$ 104,016
Sources of funds	
Cash flow from operations	20,342
Equity issues, net of costs	83,674
	$ 104,016

INDUSTRY RISKS

The oil and gas industry is inherently risky. These risks include the uncertainty of finding new reserves, operational risk associated with the production of oil and natural gas, the volatility of commodity prices, accessing markets to sell hydrocarbons, government regulations, royalty and tax legislation, and access to capital markets.

The Fund attempts to mitigate its reserves and production risk by acquiring and exploiting longer life reserves where production is more stable and predictable. Commodity price volatility risk has been reduced in 2002 by the Revenue Protection Plan which the Fund entered into effective November 1, 2001. The Plan has set a floor price on a portion of the Fund's production while ensuring Unitholders maintain exposure to commodity price upside. Advantage manages the risk of counterparty default by dealing with financially sound counterparties. The Fund also attempts to mitigate risk by employing highly competent employees in all disciplines, engages industry recognized financial and legal advisors, uses leading edge technology to enhance analysis, maintains and monitors forward looking budgets and carries appropriate levels of business and property insurance. The Fund also has a dedicated and experienced Board of Directors, who readily offer their knowledge to the senior management team.

Environmental regulations provide for restrictions and prohibitions on the release of emissions of various substances produced in association with certain crude oil and natural gas operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. The industry is also faced with uncertainties as to availability of access to environmentally sensitive lands for exploration and development activities. The Fund believes it is in compliance with all current environmental legislation and is taking such steps as the Fund believes to be prudent to ensure compliance is maintained.

OUTLOOK

Advantage's objective is to become the leading choice among investors in the oil and gas trust sector. This will be accomplished through the acquisition, development and management of long life, low cost reserves with an emphasis on natural gas. Significant strides have been made since the inception of the Fund in May 2001 in accomplishing this objective. The acquisition of Due West and Gascan has increased established reserves by 147% and improved the Fund's established reserve life index by 48% from 7.1 years to 10.5 years. Since inception of the Fund on May 24, 2001 production has grown from 6,300 boe/d to current production of 9,600 boe/d.

In 2002 Advantage will continue to follow the strategy of acquiring properties that increase the reserve life index, provide low risk development opportunities and enhance long-term cash flow. Production will also be increased through low risk exploitation and development drilling. The Fund will continue to maintain a conservative balance sheet to ensure financial flexibility. To ensure stability of cash distributions and return to Unitholders the Fund will maintain a Revenue Protection Plan to guard against the downward volatility of commodity prices.

Natural gas prices have declined steadily from inception of the Fund in May 2001. AECO prices have dropped from as high as $11.14/mcf in January 2001 to $3.08/mcf in January of 2002. These drastic price declines can be attributable to increased U.S. natural gas production combined with lower demand in the U.S. More recently, however, prices have steadily improved with AECO trading just below $5.00/mcf in March 2002. This improvement reflects increased demand in the U.S. as a result of a more robust economy and a decline in natural gas production. Advantage believes that the long-term demand for natural gas will continue to increase while North American natural gas production levels will continue to be tight. These factors combined with natural gas being the fuel of

choice in supplying growing electricity demand due to its environmental and economic advantages, causes Advantage to be bullish on the long-term economics of natural gas and where possible will focus on the acquisition and development of natural gas properties.

The following table indicates the Fund's cash flow sensitivity to changes in prices and production of natural gas, crude oil and NGLs, exchange rates and interest rates for 2002. Advantage is considerably more sensitive to changes in natural gas prices as compared to oil due to the Fund's higher natural gas weighting.

Sensitivities

	Cash flow ($000)	Cash flow per Unit ($/Unit)
Natural gas		
AECO price change of $0.25/mcf	$ 3,100	$ 0.08
Production change of 1,000 mcf/d	$ 800	$ 0.03
Crude oil		
WTI price change of US$1.00/bbl	$ 500	$ 0.02
Production change of 200 bbl/d	$ 1,200	$ 0.04
Light/heavy differential change of US$1.00/bbl	$ 400	$ 0.01
Cdn$0.01 change in the Cdn$/US$ exchange rate	$ 800	$ 0.03
1% change in interest rate	$ 800	$ 0.03

CORPORATE GOVERNANCE

Advantage Investment Management Ltd. has been retained by the Board of Directors to provide advisory and management services to the Fund and to Search. The Board of Directors' mandate is to supervise the management of the business and affairs of the Fund including the business and affairs of the Fund delegated to Search. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $2 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities, will be made by the Board.

Computershare Trust Company of Canada, the Trustee of the Fund, has delegated certain matters to the Board of Directors. These include all decisions relating to issuance of additional Trust Units and the determination of the amount of distributions. Any amendment to any material contract to which the Fund is a party will require the approval of the Board of Directors, and in some cases, Unitholder approval.

The Board of Directors meets regularly to review the business and affairs of the Fund and Search and to make any required decisions.

The Board of Directors consists of seven members, five of whom are unrelated to the Fund. There has also been established three sub-committees. The Audit Committee and the Independent Reserve Evaluation Committee each have three members, all of whom are unrelated. The Compensation Committee has three members, two of whom are unrelated. In addition, the Chairman of the Board is not related and is not an executive officer of the Fund.

A further discussion of the Fund's corporate governance practices can be found in the Management Proxy Circular.

ADVANTAGE

ENERGY INCOME FUND

21

2001 Financial Statements

AVN.UN

Consolidated Financial Statements

Management's Report

Advantage Energy Income Fund Management takes responsibility for the preparation and presentation of the consolidated financial statements together with the operational information contained in this report. The financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles.

Estimates have been used in the preparation of the consolidated financial statements when transactions affecting the reporting period cannot be finalized until a later date. The carrying value of oil and gas interests reflects Management's best judgement with regard to the underlying assets. Other financial information contained throughout this annual report is consistent with that provided in the consolidated financial statements.

Management has developed and maintains a system of internal control that provides reasonable assurance that all transactions are accurately and reliably recorded, that the consolidated financial statements accurately report the Fund's operating and financial results, and that the Fund's assets are safeguarded.

The Audit Committee, comprised of non-management directors, acts on behalf of the Board of Directors to ensure that Management fulfils its financial reporting and internal control responsibilities. The Audit Committee has reviewed the consolidated financial statements with management and Ernst & Young LLP, the Fund's external auditors, and has reported to the Board of Directors thereon. The Board of Directors has approved these consolidated financial statements.

(signed) Kelly I. Drader
President & CEO

(signed) Jeffrey P. Jongmans
Vice President, Finance & CFO

Auditors' Report

To the Unitholders of Advantage Energy Income Fund:

We have audited the consolidated balance sheet of Advantage Energy Income Fund as at December 31, 2001 and the consolidated statements of income and accumulated income, cash distributions to Unitholders and cash flows for the period from May 24, 2001 to December 31, 2001. These financial statements are the responsibility of the Fund's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2001 and the results of its operations and its cash flows for the period from May 24, 2001 to December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
April 9, 2002

(signed) Ernst & Young LLP
Chartered Accountants

Consolidated Balance Sheet

(thousands of dollars)

Assets	December 31, 2001
Current assets	
Accounts receivable	$ 13,102
Deposit (note 10)	6,900
Property and equipment (note 4)	214,322
	$ 234,324
Liabilities	
Current liabilities	
Bank indebtedness	$ 889
Accounts payable and accrued liabilities	13,624
Cash distributions payable to Unitholders (note 7)	3,690
	18,203
Long-term debt (note 5)	23,167
Provision for future site restoration	3,096
Future income taxes (note 8)	55,297
	99,763
Unitholders' equity	
Unitholders' capital (note 6)	128,616
Accumulated income	28,044
Accumulated cash distributions (note 7)	(22,099)
	134,561
	$ 234,324

On behalf of the Board of Directors:

(signed) Rodger A. Tourigny
Director

(signed) Kelly I. Drader
Director

see accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Income and Accumulated Income

(thousands of dollars)

	For the period May 24, 2001 to December 31, 2001
Revenue	
Petroleum and natural gas sales	$ 38,595
Royalties, net of Alberta Royalty Credit	(5,899)
	32,696
Expenses	
Operating	7,905
General and administrative	1,691
Management fee (note 1)	372
Interest	1,882
Depletion, depreciation and site restoration	18,255
	30,105
Income before taxes	2,591
Future income tax recovery (note 8)	(7,480)
Income and capital taxes (note 8)	504
Net income	9,567
Accumulated income, beginning of period	18,477
Accumulated income, end of period	$ 28,044
Net income per Trust Unit (note 6)	
Basic and diluted	$ 0.62

Consolidated Statement of Cash Distributions to Unitholders

(thousands of dollars)

	For the period May 24, 2001 to December 31, 2001
Cash flow from operations	$ 20,342
Cash reserved for capital expenditures and debt repayment	1,757
Cash distributions to Unitholders	$ 22,099
Cash distributions per Unit (note 7)	$ 1.45

see accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

(thousands of dollars)

	For the period May 24, 2001 to December 31, 2001
Operating Activities	
Net income	$ 9,567
Add (deduct) items not requiring cash:	
Future income taxes	(7,480)
Depletion, depreciation and site restoration	18,255
Cash flow from operations	20,342
Changes in non-cash working capital	(8,388)
Cash provided by operating activities	11,954
Financing Activities	
Units issued, net of costs (note 6)	83,674
Decrease in long-term debt	(3,048)
Cash distributions to Unitholders (note 7)	(18,409)
Deposit on Gascan acquisition	(6,900)
Cash provided by financing activities	55,317
Investing Activities	
Expenditures on property and equipment	(9,702)
Property dispositions	706
Acquisition of Due West Resources Inc. (note 3)	(60,127)
Changes in non-cash working capital	(736)
Cash used in investing activities	(69,859)
Net decrease in cash	(2,588)
Cash, beginning of period	1,699
Bank indebtedness, end of period	$ (889)
Supplementary cash flow information:	
Interest paid	$ 1,787
Income and capital taxes paid	$ 744

see accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
All tabular amounts in thousands except for per share amounts

1. STRUCTURE OF THE TRUST

Advantage Energy Income Fund ("Advantage", the "Trust" or the "Fund") was formed on May 23, 2001 as a result of the conversion of Search Energy Corp. ("Search") into a royalty trust. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to minimize exposure to exploration risk while focusing on growth through acquisition and development of producing crude oil and natural gas properties.

Advantage is an open-ended mutual fund trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated April 17, 2001 between Search and Computershare Investor Services Inc. (formerly the Montreal Trust Company) as trustee. The Trust commenced operations on May 24, 2001. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, Search, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of Search, a royalty in the producing properties of Search (the "Search Royalty") and notes of Search (the "Search Notes").

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the Search Notes and royalty income earned from the Search Royalty. The Search Royalty and the Search Notes result in the effective transfer of the economic interest in the properties of Search to the Trust. However, while the royalty is a contractual interest in the properties owned by Search, it does not confer ownership in the underlying resource properties.

The Trust is managed by Advantage Investment Management Ltd. (the "Manager"). The Manager receives a management fee and an incentive fee pursuant to a Management Agreement as approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees also include an incentive fee equal to 10% of the amount by which the total return to investors exceeds 8%.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The management of Advantage Energy Income Fund prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

Search is an oil and natural gas exploitation and development company operating in Western Canada that is a wholly-owned subsidiary of the Trust. These financial statements include the accounts of the Trust and Search on a consolidated basis from May 24, 2001, the date of the Trust's creation.

Property and equipment

(a) Petroleum and natural gas properties and related equipment

The Fund follows the full cost method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling, geological and geophysical costs and overhead expenses related to exploration and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit of production method based on estimated proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. For purposes of the depletion calculation, proven petroleum and natural gas reserves are converted to a common unit of measure on the basis of one barrel of oil or liquids being equal to six mcf of natural gas.

The depletion and depreciation cost base includes total capitalized costs, less costs of unproved properties, plus a provision for future development costs of proven undeveloped reserves.

The net carrying value of the Trust's petroleum and natural gas properties and production equipment is limited to an ultimate recoverable amount. This amount is the aggregate of estimated future net revenues from proved reserves and the costs of unproved properties, net of impairment allowances, less future estimated production costs, general and administrative costs, financing costs, site restoration and abandonment costs, and income taxes. Future net revenues are estimated using prices and costs without escalation or discounting, and the income tax and Alberta Royalty Credit legislation in effect at the year-end.

(b) Furniture and equipment

The Fund records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives.

Future site restoration

The estimated cost of future site restoration and abandonment is based on the current cost and the anticipated method and extent of site restoration in accordance with existing legislation and industry practice. The annual charge, provided for on a unit of production basis, is accounted for as part of depletion, depreciation and site restoration expense. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

Measurement uncertainty

The amounts recorded for depletion and depreciation of property and equipment and the provision for future site restoration costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

Joint operations

The accounts of the Trust reflect its proportionate interest in exploration and production activities conducted jointly with others.

Cash distributions

Cash distributions are calculated on an accrual basis and are paid to Unitholders monthly based on cash available for distributions. Cash distributions paid to Unitholders during the period are presented in note 7.

Income taxes

The Trust follows the liability method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using enacted tax rates and laws expected to apply when the differences reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantially enacted.

Financial instruments

From time to time, the Fund uses various financial instruments to manage risk associated with crude oil and natural gas price fluctuations. These instruments are not used for trading purposes. Proceeds and costs realized from holding the related contracts all of which constitute effective hedges, are recognized in oil and gas revenues at the time that each transaction under a contract is settled (see note 9).

3. ACQUISITION OF DUE WEST RESOURCES INC.

On July 26, 2001 Advantage acquired all of the issued and outstanding shares of Due West Resources Inc. ("Due West"), an oil and natural gas company, for cash consideration of $60.1 million. The acquisition has been accounted for using the purchase method with the results of operations included in the consolidated financial statements from the date of acquisition. The purchase price was allocated as follows:

Net assets acquired and liabilities assumed:	
Property & equipment	$ 87,042
Net working capital	1,441
Future income taxes	(27,353)
Future site restoration	(1,003)
	$ 60,127

Consideration:	
Cash	$ 59,664
Acquisition costs incurred	463
	$ 60,127

4. PROPERTY & EQUIPMENT

	December 31, 2001		
	Cost	Accumulated depletion & depreciation	Net book value
Petroleum and natural gas properties and related equipment	$ 274,492	$ 60,295	$ 214,197
Furniture and equipment	593	468	125
	$ 275,085	$ 60,763	$ 214,322

During the period ended December 31, 2001, Advantage capitalized general and administrative expenditures directly related to exploration and development activities of $742,000.

Costs of $10,949,000 for unproven properties have been excluded from the calculation of depletion expense.

5. LONG-TERM DEBT

Advantage has an agreement with a Canadian chartered bank which provides for a $90 million extendible revolving loan facility and a $5 million operating loan facility both of which mature on January 3, 2003. The loan's interest rate is based on either prime or bankers acceptance rates at the Trust's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Trust's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. Under the terms of this facility the borrowing limit is subject to review on April 30, 2002.

At December 31, 2001, the effective interest rate on the outstanding amounts under the facility was 4.75%.

6. UNITHOLDERS' CAPITAL

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued

	Number of Units	Amount
Balance at May 24, 2001	12,834,282	$ 44,942
Issued for cash, net of costs	11,764,500	83,674
Balance at December 31, 2001	24,598,782	$ 128,616

On October 4, 2001, and October 11, 2001 Advantage issued 5,000,000 and 750,000 Trust Units respectively at $7.50 per Trust Unit and on December 18, 2001 Advantage issued 6,014,500 Trust Units at $7.65 per Trust Unit. Total net proceeds were $83.7 million (net of issue costs of $5.5 million).

Per Unit Amounts

The calculation of net income per Trust Unit is based on the basic and diluted weighted average number of Trust Units outstanding during the period ended December 31, 2001 of 15,495,106.

7. CASH DISTRIBUTIONS

Cash distributions to Unitholders were paid/payable as follows:

Period ended	Record date	Payment date	Distribution	Distribution per Unit
June 30, 2001	July 3, 2001	July 16, 2001	$ 3,593	$ 0.28
July 31, 2001	July 31, 2001	Aug. 15, 2001	$ 3,593	0.28
Aug. 31, 2001	Aug. 31, 2001	Sept. 17, 2001	$ 2,824	0.22
Sept. 30, 2001	Oct. 1, 2001	Oct. 15, 2001	$ 2,824	0.22
Oct. 31, 2001	Oct. 31, 2001	Nov. 15 2001	$ 2,788	0.15
Nov. 30, 2001	Nov. 30, 2001	Dec. 17, 2001	$ 2,788	0.15
Dec. 31, 2001	Dec. 31, 2001	Jan. 15, 2002	$ 3,689	0.15
			$ 22,099	$ 1.45

8. INCOME TAXES

The taxable income of the Fund is comprised of interest income related to the Search Notes and royalty income from the Search Royalty less deductions for Canadian Oil and Gas Property Expense (COGPE) and unit issue costs.

The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

	For the period May 24, 2001 to December 31, 2001
Income before taxes	$ 2,591
Expected income tax expense at statutory rates (42.88%)	1,111
Increase (decrease) in income taxes resulting from:	
Non-deductible Crown charges	2,036
Resource allowance	(2,659)
Amounts included in trust income and other	(7,968)
Future income tax recovery	(7,480)
Income and capital taxes	504
	$ (6,976)

The components of the future income tax liability at December 31, 2001 are as follows:

Property and equipment in excess of tax basis	$ 54,943
Future site restoration deductions	(1,323)
Non-capital tax loss carry forward	(1,265)
Other	2,942
Future income tax liability	$ 55,297

At December 31, 2001 the Trust had non-capital losses available to reduce future years taxable income of $2.9 million which expire in the years 2002 through 2008.

9. FINANCIAL INSTRUMENTS

Financial instruments of the Fund consist of current assets, current liabilities and long-term debt. As at December 31, 2001, there are no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of the financial instruments. Substantially all of the Fund's accounts receivable are due from customers in the oil and gas industry and are subject to normal industry credit risks.

The Fund uses various types of derivative financial instruments to reduce its exposure to fluctuations in commodity prices. The fair value of these derivative instruments are based on an estimate of the amounts that would have been paid to or received from counterparties to settle these instruments. The Fund is exposed to losses in the event of default by the counterparties to these instruments. The Fund manages this risk by dealing with financially sound counterparties.

As at December 31, 2001 the following instruments were outstanding:

Instrument	Quantity	Terms	Effective period	Settlement value
Crude oil				
Swap - WTI	2,000 bbls/d	US$23.27/bbl	Nov. 1, 2001 - Oct. 31, 2002	$ 3,380
Call - WTI	1,335 bbls/d	US$24.27/bbl (cost US$1.96/bbl)	Nov. 1, 2001 - Oct. 31, 2002	(1,267)
Collar - WTI	5,000 bbls/month	US$20.00 - 30.00/bbl	Jan. 1, 2002 - Dec. 31, 2002	21
Natural Gas				
Swap - AECO	18,000 gj/d	$3.51/gj	Nov. 1, 2001 - Oct. 31, 2002	930
Call - AECO	12,000 gj/d	$3.76/gj (cost Cdn$0.47/gj)	Nov. 1, 2001 - Oct. 31, 2002	(1,715)
Put AECO	500 gj/d	$4.60/gj	Jan. 1, 2002 - Dec. 31, 2002	230
				$ 1,579

10. SUBSEQUENT EVENTS

(a) Acquisition of Gascan Resources Ltd.

On January 4, 2002 Advantage acquired the crude oil and natural gas assets of Gascan Resources Ltd. ("Gascan") for cash consideration of $70.4 million. Included on the balance sheet is a deposit of $6.9 million which was applied against the purchase price. The balance of the acquisition cost was financed through available lines of credit (note 5). Results from operations will be included in the Fund's financial statements from the date of acquisition. The acquisition is being accounted for as a purchase as of the closing date of the acquisition. The purchase price will be allocated as follows:

Net assets acquired and liabilities assumed:		Consideration:	
Property & equipment	$ 105,043	Cash	$ 69,000
Future income taxes	(34,686)	Acquisition costs incurred	1,357
	$ 70,357		$ 70,357

(b) Trust Unit Issue

On January 29, 2002 Advantage issued 2,500,000 Trust Units at $7.90 per Trust Unit for net proceeds of $18,762,500 (net of issue costs of $987,500). The net proceeds of the offering were used to repay a portion of long-term debt, a portion of which was incurred to fund the acquisition of Gascan and to pay for additional working interests in natural gas assets located in the Medicine Hat area of Alberta. The total cost of the additional Medicine Hat interests was $3.8 million.

22 23

ADVANTAGE ENERGY INCOME FUND

RENEWAL ANNUAL INFORMATION FORM

2001

May 16, 2002

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as may be amended, including the regulations promulgated thereunder;

"AcquisitionCo" means 925212 Alberta Ltd., a corporation incorporated under the ABCA that, prior to the Amalgamation, was wholly-owned by the Trust;

"AcquisitionCo Units" means the units of securities of AcquisitionCo, each such unit consisting of one AcquisitionCo common share and a Note;

"Affiliate" or **"Associate"** when used to indicate a relationship with a person or company, means the same as set forth in the *Securities Act* (Alberta);

"Amalgamation" means the amalgamation of Search and AcquisitionCo pursuant to the Arrangement;

"Arrangement" means the transaction described under the heading "General Development of the Business - History and Development - Advantage Energy Income Fund";

"Arrangement Agreement" means the agreement dated April 18, 2001 between Search, AcquisitionCo and the Trust pursuant to which such parties proposed to implement the Arrangement;

"ARC" means credits or rebates in respect of Crown royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act* which are commonly known as "Alberta Royalty Credits";

"Asset Transfer" means the transactions whereby the Vendors and Gascan transferred and assigned to Newco all of their respective right, title, estate and interest in and to the PNG Assets (as defined in the Share Purchase Agreement) in consideration of the issuance to the Vendors of common shares of Newco in accordance with the terms and conditions of the Asset Transfer Agreement;

"Asset Transfer Agreement" means the agreement among the Vendors, Newco and Gascan providing for the Asset Transfer;

"Board of Directors" or **"Board"** means the board of directors of Search or its successors;

"Business Day" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"Common Shares" means common shares in the capital of Search;

"Corporation" or **"Search"** means Search Energy Corp. and its successors;

"crude oil" or **"oil"** means a mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas;

"Distributable Income" means all amounts distributed or to be distributed in accordance with the Trust Indenture during any applicable period to Trust Unitholders;

"Distribution Record Date" means until otherwise determined by the Trustee, the last day of each month of each year, provided that if the last day of the month is not a Business Day, then the Distribution Record Date for such month will be the first Business Day following the last day of each month of the year or such other dates in any year determined from time to time by the Trustee, but December 31 in each year shall be a Distribution Record Date;

"Due West" means Due West Resources Inc., a corporation incorporated under the ABCA which was acquired by Search on July 26, 2001 and amalgamated with Search on August 1, 2001;

"Gascan" means Gascan Resources Ltd.;

"Gascan Acquisition" means the acquisition by Search of all of the issued and outstanding securities of Newco pursuant to the Share Purchase Agreement;

"Gascan Assets" means all of the PNG Assets (as defined in the Share Purchase Agreement);

"General and Administrative Costs" means the amount in aggregate representing all expenditures and costs incurred by the Manager in carrying out its obligations or duties hereunder in respect of Search, the Royalty or the Trust or in the management and administration of Search, the Royalty and the Trust including, without limitation: (a) all reasonable costs and expenses relating to Search, the Royalty and the Trust and paid directly to third parties by or on behalf of Search, the Trust or their affiliates, including, without limitation, Trustee's fees; and (b) all reasonable costs and expenses incurred specifically for Search or the Trust relating to Search, the Royalty or the Trust including auditing, accounting, bookkeeping, rent and other leasehold expenses, legal, land administration, engineering, travel, telephone, data processing, reporting and all other reasonable costs and expenses approved by the Board from time to time and incurred by the Manager in discharging its obligations hereunder in respect of Search, the Royalty or the Trust (other than the Management Fees). For greater clarity, employee bonuses and amounts paid to employees under incentive plans are not reimbursable;

"Initial Permitted Securities" means any equity or debt securities, or rights thereto, authorized or issued from time to time by Search including, without limitation, the Common Shares, Preferred Shares and Notes;

"Management Agreement" means the management, advisory and administration agreement dated May 24, 2001 among AcquisitionCo, the Manager and the Trustee on behalf of the Trust;

"Management Fees" has the meaning set forth under the heading "Additional Information Respecting Advantage Investment Management Ltd. - Compensation and Term";

"Manager" means Advantage Investment Management Ltd., a corporation incorporated under the ABCA;

"ManagementCo Group" means Affiliates and Associates of the Manager, and officers and directors (and the respective Associates) of the Manager and Affiliates of the Manager;

"Market Capitalization" means an amount equal to the weighted average number of Trust Units outstanding for the Return Period times the Unit Market Price at the beginning of the Return Period;

"Medicine Hat Property" means Uni-Gas's 10% working interest in certain oil and natural gas properties located in the Medicine Hat area of Alberta purchased by Search for an aggregate price of $3,809,000, prior to adjustments;

"Newco" means 960110 Alberta Ltd., being the recently wound up wholly-owned Subsidiary of Search, which company was the legal and beneficial owner of the Gascan Assets upon completion of the Asset Transfer;

"natural gas" means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel;

"natural gas liquids" or **"NGLs"** means those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof;

"Note Indenture" means the trust indenture providing for the issuance of the Notes dated May 24, 2001 and made between AcquisitionCo and Computershare Trust Company of Canada, as trustee and as amended by the supplemental note indenture dated December 14, 2001;

"Note Trustee" means Computershare Trust Company of Canada, or its successor as trustee under the Note Indenture;

"Notes" means the 14% unsecured subordinated promissory notes of Search issued pursuant to the Note Indenture and "Note" means any one of them;

"Oil and Natural Gas Properties" or **"Properties"** means the working, royalty or other interests of Search in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by Search from time to time;

"OPEC" means Organization of the Petroleum Exporting Countries;

"Operating Cash Flow" means in respect of any period for which Operating Cash Flow is calculated: (i) the amount received or receivable by Search (on a consolidated basis) in respect of the sale of all Petroleum Substances from the Properties and any oil and gas revenue received in such period including any commodity hedging gains and ARC but not including proceeds of the sale of Properties; plus (ii) income and distributions received by the Trust from any Permitted Investments but not including any proceeds of sale of Permitted Investments; less (iii) expenditures paid or payable by or on behalf of Search (on a consolidated basis) in respect of operating the Properties including, without limitation, the costs of gathering, compressing, processing, transporting and marketing all Petroleum Substances produced therefrom, commodity hedging losses and all other amounts paid to third parties which are calculated with reference to production from the Properties including, without limitation, crown royalties, gross overriding royalties and lessors' royalties, but for certainty not deducting the Royalty or any royalties payable to the Trust by Search in all other respects;

"Permitted Investments" means, with respect to up to 25% of the total assets of the Trust, (unless otherwise approved by the Board of Directors from time to time): (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee) the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition; and (iv) trust units and limited partnership units in trusts and limited partnerships which invest in energy related assets including all types of petroleum and natural gas and energy related assets, and including without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets;

"person" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"Petroleum Substances" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

"Preferred Shares" means first preferred shares in the capital of Search, which shares are issuable in series;

"*pro rata* share" of any particular amount in respect of a holder of a Trust Unit at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Trust Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

"Property Acquisitions" means the acquisition of the Puskwaskau Property and the Medicine Hat Property;

"Puskwaskau Property" means the property in the Puskwaskau area of Alberta acquired by Search from the Vendors for an aggregate purchase price of $7 million;

"Reorganization" means the reorganization of Search into an income trust structure;

"Reorganization Agreement" means the reorganization letter agreement dated April 1, 2001 between Search and the Manager;

"Resource Properties" means Canadian resource properties as defined in the Tax Act;

"Return Period" means the period for which the management fees under the Management Agreement are being calculated, which period shall be a calendar year, except for any year in which the Management Agreement is terminated, in which case the return period shall commence at the start of such year and end on the date of such termination;

"Royalty" means the 95% interest in Search's Petroleum Substances within, upon or under certain of its Oil and Natural Gas Properties granted pursuant to the Royalty Agreement;

"Royalty Agreement" means the royalty agreement entered into between Search and the Trust dated as of May 24, 2001 and providing for the creation of the Royalty;

"Settled Amount" means the amount of one hundred dollars in lawful money of Canada paid by the settlor of the Trust to the Trustee for the purpose of settling the Trust;

"Share Purchase Agreement" means the share purchase agreement between Search and the Vendors dated November 28, 2001 providing for the purchase by Search of all of the issued and outstanding shares of Newco;

"Shareholder Agreement" means the shareholder agreement entered into as of May 24, 2001 between Search and the Trustee, as trustee for and on behalf of the Trust;

"Shareholder Rights Plan" means the shareholder rights plan adopted by Search pursuant to a shareholder rights plan agreement dated December 17, 1999 between Search and Montreal Trust Company of Canada, as amended;

"Sproule" means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta;

"Sproule Advantage Report" means the independent engineering evaluation of Advantage's oil, NGL and natural gas interests (other than the Gascan Assets) prepared by Sproule dated April 10, 2002 and effective January 1, 2002;

"Sproule Gascan Report" means the independent engineering evaluation of Advantage's oil, NGL and natural gas interests acquired by Advantage from Gascan pursuant to the Gascan Acquisition prepared by Sproule dated April 10, 2002 and effective January 1, 2002;

"Sproule Report" means, collectively, (i) the Sproule Advantage Report, (ii) the Sproule Gascan Report, and (iii) the pro forma summary of the Sproule Advantage Report and the Sproule Gascan Report prepared by Sproule effective January 1, 2002;

"Subsequent Investment" means those investments which the Trust is permitted to make pursuant to the Trust Indenture, namely royalties in respect of Properties and securities of Search or any other Subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets and whether effected through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets;

"Subsidiary" means, when used to indicate a relationship with another body corporate:

> a body corporate which is controlled by (i) that other, or (ii) that other and one or more bodies corporate, each of which is controlled by that other, or (iii) two or more bodies corporate each of which is controlled by that other, or
>
> a subsidiary of a body corporate that is the other's subsidiary;
>
> and, in the case of the Trust, shall include Search;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended;

"Total Return Amount" means in respect of any Return Period an amount equal to the Total Return Percentage minus 8.0% if the Return Period is a full calendar year and adjusted on a *pro rata* basis should the Return Period be less than a full calendar year, multiplied by the Market Capitalization for that Return Period;

"Total Return Percentage" means the annual rate of return percentage to a holder of a Trust Unit for a particular Return Period based on the difference between the Unit Market Price at the beginning and end of the Return Period plus the cash distributions per Trust Unit divided by the Unit Market Price at the beginning of the Return Period;

"Trust", **"Fund"** or **"Advantage"** means Advantage Energy Income Fund, a trust established under the laws of Alberta pursuant to the Trust Indenture. All references to **"Trust"**, **"Advantage"** or the **"Fund"**, unless the context otherwise requires, are references to Advantage Energy Income Fund, its predecessors, and its subsidiaries;

"Trustee" means Computershare Trust Company of Canada or such other trustee, from time to time, of Advantage Energy Income Fund;

"Trust Fund", at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trustee for the purposes of the Trust under the Trust Indenture: (i) the Settled Amount; (ii) the Initial Permitted Securities; (iii) the Royalty; (iv) all funds realized from the sale of, or Permitted Investments obtained in exchange for, Trust Units from time to time; (v) any Permitted Investments in which funds may from time to time be invested; (vi) any Subsequent Investments; (vii) any proceeds of disposition of any of the foregoing property including, without limitation, the Royalty but not Trust Units in the case of a redemption thereof to which Section 9.5 of the Trust Indenture applies; and (viii) all income, interest, dividends, return of capital, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accretions to or accruals in respect of any of the foregoing property or such proceeds of disposition from time to time;

"Trust Indenture" means the trust indenture dated as of April 17, 2001, as supplemented May 22, 2001, among Computershare Trust Company of Canada, Search and 687371 Alberta Ltd., as the settlor;

"Trust Unit" means a unit of the Trust, each unit representing an equal undivided beneficial interest therein;

"Trust Unit Option" means an option issued by the Trust to purchase Trust Units, which entitled the holder of such option, until 5:00 p.m. on May 25, 2001, to purchase Trust Units;

"Trust Unitholders" or **"Unitholders"** means the holders from time to time of the Trust Units;

"TSE" means The Toronto Stock Exchange;

"Unit Market Price" of the Trust Units at any date means the weighted average of the trading price per Trust Unit for such Trust Units for the ten (10) consecutive trading days immediately preceding such date and the ten (10) consecutive trading days from and including such date, on the TSE or, if on such date the Trust Units are not listed on the TSE, on the principal stock exchange upon which such Trust Units are listed, or, if such Trust Units are not listed on any stock exchange then on such over-the-counter market as may be selected for such purposes by the Board of Directors;

"Uni-Gas" means Uni-Gas Resources Limited;

"United States" or **"US"** means the United States of America; and

"Vendors" means the holders of all of the issued and outstanding shares of Newco following the Asset Transfer and prior to the acquisition of Newco by Search and **"Vendor"** means any one of them.

Words importing the singular number only include the plural, and *vice versa*, and words importing any gender include all genders. All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS

Oil and Natural Gas Liquids

bbls	barrels
mbbls	thousand barrels
mmbbls	*million barrels*
NGLs	natural gas liquids
stb	stock tank barrels of oil
mstb	thousand stock tank barrels of oil
mmboe	million barrels of oil equivalent
boe/d	barrels of oil equivalent per day
bbls/d	barrels of oil per day

Natural Gas

mcf	thousand cubic feet
mmcf	million cubic feet
bcf	*billion cubic feet*
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
m^3	cubic metres
mmbtu	million British Thermal Units
GJ	Gigajoule

Other

BOE or boe	means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
WTI	means West Texas Intermediate.
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
psi	*means pounds per square inch.*

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.950

YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS BECAUSE THEY ARE INHERENTLY UNCERTAIN

This Annual Information Form contains forward-looking statements. These statements relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology. These statements are only predictions. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems; and
- the other factors discussed under "Risk Factors".

These factors should not be construed as exhaustive. In addition, this Annual Information Form contains forward-looking statements attributed to third party industry sources. You should not place undue reliance on these forward-looking statements.

Although the management of Search believes that the expectations reflected in the forward-looking statements are reasonable, future results, levels of activity, performance, or achievements cannot be guaranteed. Moreover, neither the Trust, Search nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements and neither the Trust, Search nor any other person undertakes any obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. See "Management's Discussion and Analysis".

ADVANTAGE ENERGY INCOME FUND

Corporate Structure

Advantage Energy Income Fund, Search Energy Corp. and Advantage Investment Management Ltd.

Advantage Energy Income Fund is an entity that provides monthly cash distributions to its Unitholders. Advantage was created under the laws of the Province of Alberta pursuant to the Trust Indenture dated April 17, 2001. It is, for Canadian tax purposes, an open-ended mutual fund trust and is categorized as a "natural resource issuer" for the purposes of Canadian securities laws. The Trust is administered by the Trustee. The beneficiaries of the Trust are the Unitholders.

Search is an oil and natural gas exploitation and development company that is wholly-owned by the Trust. It was originally incorporated in 1979 as Westrex Energy Corp. ("Westrex"). Through a plan of arrangement under the ABCA, Westrex merged with Search Energy Inc. on December 31, 1996, and changed its name to Search Energy Corp. on January 2, 1997. The management of Westrex was, for the most part, replaced with the management of Search. The merger was accounted for as a "reverse take-over" in accordance with Canadian generally accepted accounting principles.

Effective May 24, 2001, all of the issued and outstanding common shares of Search were acquired by AcquisitionCo, a corporation wholly-owned by the Trust, and Search and AcquisitionCo were then amalgamated and continued as "Search Energy Corp.". On July 26, 2001, Search acquired all of the shares of Due West. Due West's oil and natural gas properties were comprised of mainly long life natural gas and light oil reserves, many of which are operated by major exploration and development companies. Effective August 1, 2001, Search and Due West were amalgamated and continued as "Search Energy Corp.". On January 4, 2002 the Trust acquired Newco for a price of $69 million. Newco's assets were comprised of primarily high-quality, long-life reserves with low risk development opportunities. On February 1, 2002 Advantage purchased the Medicine Hat Property for approximately $3.8 million.

In accordance with the Management Agreement, the Manager has agreed to act as manager of the Trust and Search. The Manager is a Canadian-owned energy advisory management corporation, incorporated on March 19, 2001, pursuant to the provisions of the ABCA.

The head office of the Trust and the Manager and the head office and the registered office of Search is located at Suite 700, 400 - 5th Avenue S.W., Calgary, Alberta, T2P 0L6. The registered office of the Manager is located at Suite 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

Organizational Structure of the Trust

The following diagram sets forth the organizational structure of the Trust as at the date hereof.


Trust Unitholders (1)(2)
Cash Distributions (2)
Income from Permitted Investments
Trust Units (100%)
Advantage Energy Income Fund (Alberta)
Management Services
Interest and Principal Payments, Royalty Payments and Dividends on Common Shares
- Royalty
- Notes (100%)
- Common Shares (100%)
Fees
Advantage Investment Management Ltd. (Alberta)
Search Energy Corp. (Alberta)
Management Services

Notes:
(1) The Unitholders own 100% of the Trust.
(2) Cash distributions are made to Unitholders monthly based upon the Trust's cash flow.

In accordance with the terms of the Trust Indenture and the Shareholder Agreement, holders of Trust Units are entitled to direct the Trust as to how to vote in respect of all matters to be placed before the Trust, including the election of directors of Search, approving Search's financial statements, and appointing the auditors of Search, who shall be the same as the auditors of the Trust. The Shareholder Agreement provides that the Unitholders are entitled to elect a majority of the board of directors of Search and the Manager has the right to designate two directors to serve on the board of directors of Search.

GENERAL DEVELOPMENT OF THE BUSINESS

History and Development

Search Energy Corp.

1999

In mid-March 1999, Search closed the acquisition of the Stoddart/North Pine field from Petro-Canada for $6,800,000 (the **"Stoddart/North Pine Acquisition"**). This acquisition added production of 4.8 mmcf/d of natural gas and 55 barrels per day of light oil and NGLs. The acquisition of Stoddart/North Pine gave Search a new core area and many opportunities for facility enhancements, recompletions of existing wellbores and new drilling locations. During the third quarter of 1999 Search divested all of its assets in the Williston Basis area of Saskatchewan and Manitoba for proceeds of $13,000,000. The disposition of all of Search's assets in the Williston basin was part of a strategy to refocus Search on natural gas. Operations in the Williston basin were characterized by high operating costs, high decline rates, and high royalty rates. Search reinvested the proceeds of the disposition into shallow natural gas drilling at Wainwright. The result was a more geographically focused company with most of its reserves and production base in natural gas.

On August 26, 1999, Petro-Canada sold 7,500,000 Common Shares of Search, thereby reducing its ownership in Search to 19.9 percent.

The Common Share purchase warrants that were issued in 1998 expired unexercised on November 25, 1999.

On December 30, 1999, Search completed a private placement of 2,000,000 flow-through Common Shares at a price of $2.00 per share for gross proceeds of $4,000,000.

During 1999, Search purchased and cancelled 1,530,100 of its Common Shares pursuant to a normal course issuer bid through the facilities of the TSE for a total cost of $1,600,000.

2000

During the year ended December 31, 2000, stock options and warrants were exercised to purchase 856,126 Common Shares for proceeds of $860,000.

Search also purchased and cancelled 2,700,200 of its Common Shares pursuant to a normal course issuer bid through the facilities of the TSE for a total cost of $5,400,000.

On May 5, 2000, Petro-Canada sold all of the 9,100,000 Common Shares it owned in Search.

In August 2000, Search acquired all of the issued and outstanding shares of Palliser Energy Corp. for total consideration of $19,100,000, consisting of $10,800,000 in cash and 3,641,092 Common Shares valued at $8,300,000.

2001

During the fall of 2000 and in early 2001, management of Search reviewed strategic alternatives and gave consideration to possible methods for enhancing shareholder value and ensuring the continued growth of Search. In February 2001, after reviewing a variety of alternatives and proposals, management of Search began to evaluate the benefits that might accrue to its shareholders if it reorganized itself into an income trust structure. Management requested that the Board of Directors give consideration to such reorganization. On February 23 and February 26, 2001, the Board of Directors met to consider various alternatives for Search, including the reorganization of Search into an income trust. After due deliberation and consideration of other alternatives available to Search, on February 28, 2001 the Board of Directors retained a third party advisor to assist Search in the evaluation of the reorganization proposal. The Board of Directors met on three further occasions and, after extensive review of Search's asset base and detailed production cash flow modeling, the Board of Directors concluded that the best alternative available to Search for maximizing shareholder value would be to convert Search into an oil and gas income trust. See "General Development of the Business - History and Development - Advantage Energy Income Fund".

On April 1, 2001, the Board of Directors unanimously approved the Reorganization Agreement and on April 12, 2001, the Board of Directors unanimously approved the Arrangement Agreement.

Advantage Energy Income Fund

The Arrangement Agreement provided for implementation of the Arrangement pursuant to Section 193 of the ABCA. On May 24, 2001, each of the following events occurred in the following sequence:

1. the Shareholder Rights Plan and all outstanding rights issued pursuant thereto were terminated;

2. all of the right, title and interest of shareholders in the Common Shares were transferred to AcquisitionCo in exchange for AcquisitionCo Units on the basis of one AcquisitionCo Unit for every four Common Shares held, resulting in the acquisition by AcquisitionCo of all of the issued and outstanding Common Shares;

3. all of the right, title and interest of former shareholders in the AcquisitionCo Units were transferred to the Trust in exchange for Trust Units of the Trust on the basis of one Trust Unit for each AcquisitionCo Unit, resulting in the acquisition by the Trust of all of the issued and outstanding AcquisitionCo common shares and Notes;

4. all right, title and interest of former Search optionholders who executed an option cancellation agreement exchanged their options with AcquisitionCo for AcquisitionCo Units which were, in turn, transferred to the Trust in exchange for Trust Units on the basis of one Trust Unit for each one AcquisitionCo Unit. Any remaining options which were not subject to an option cancellation agreement and which had not, as at May 24, 2001, been exercised by the optionholder, were deemed to have been exchanged with the Trust for Trust Unit Options which were in turn exercised for Trust Units on May 25, 2001; and

5. Search and AcquisitionCo amalgamated and continued as one corporation, and:

   (a) all of the issued and outstanding Common Shares of Search, all of which were then be held by AcquisitionCo, were cancelled without any repayment of capital; and

   (b) the amalgamated corporation continued as "Search Energy Corp." and adopted the articles of incorporation of AcquisitionCo.

The Trust Units commenced trading on the TSE on May 29, 2001 under the symbol "AVN.UN".

On July 26, 2001 Advantage acquired all of the issued and outstanding shares of Due West, a private light oil and natural gas company with working interests in several well-established properties. The Trust acquired all the shares of Due West at a price of $2.24 per share, for aggregate cash consideration of $59.68 million (the "Due West Acquisition"). Advantage funded the Due West Acquisition by using its existing credit facilities.

On October 4, 2001, Advantage issued 5,000,000 Trust Units by way of public offering at a price of $7.50 per Trust Unit for gross proceeds of $37,500,000. On October 11, 2001, Advantage issued an additional 750,000 Trust Units pursuant to the exercise of the underwriters' over-allotment option at a price of $7.50 per Trust Unit for additional gross proceeds of $5,625,000. The aggregate net proceeds of the issue of $43,125,000 were used by Advantage to reduce existing indebtedness (a substantial portion of which was incurred to fund the Due West Acquisition), to fund future acquisitions and capital expenditures, and for general corporate purposes.

On October 12, 2001 Advantage executed a revenue protection plan which secured a minimum price of $3.51 per mcf for natural gas and US$23.27 per barrel for crude oil on 75% of anticipated production (net of royalties) volumes (prior to the Gascan Acquisition) simultaneously ensuring that Unitholders will benefit from commodity price upside. Specifically, the Trust will receive any price above $3.76 per mcf for natural gas and US$24.27 per barrel of crude oil on 75% of anticipated production (net of royalties) volumes (prior to the Gascan Acquisition). See "Description of the Business and Operations – Future Commitments".

On November 28, 2001, Advantage and the Vendors entered into the Share Purchase Agreement providing for the acquisition by the Trust of all of the issued and outstanding securities of Newco, which company, as of the closing date of the Asset Transfer was the legal and beneficial owner of the Gascan Assets. The effective date of the Gascan Acquisition was January 1, 2002 with closing occurring on January 4, 2002. The net cash consideration payable by the Trust in respect of the Gascan Acquisition was $62 million prior to adjustments.

On December 18, 2001, Advantage issued 6,014,500 Trust Units by way of public offering at a price of $7.65 per Trust Unit for gross proceeds of $46,010,925. The net proceeds of the issue were used by Advantage to repay a portion of Advantage's long term debt, some of which was incurred in connection with the acquisition of the Gascan Assets owned by Newco.

On January 29, 2002, Advantage issued 2,500,000 Trust Units by way of public offering at a price of $7.90 per Trust Unit for gross proceeds of $19,750,000. The net proceeds of the issue were used by Advantage to complete the acquisition of the Medicine Hat Property, to repay bank debt (a portion of which was incurred to fund the acquisition of the Puskwaskau Property) and to fund Advantage's 2002 capital expenditure program.

The first annual and special meeting of Unitholders has been scheduled for June 25, 2002. At such meeting, Unitholders will be asked to consider and approve various matters including the election of five of the seven directors of Search, the appointment of auditors of the Trust, the name change of Search from "Search Energy Corp." to "Advantage Oil & Gas Ltd.", the addition of a class of non-voting common shares for Search, certain amendments to the Trust Indenture and the pre-authorization of private placements of Trust Units during the coming year.

DESCRIPTION OF THE BUSINESS AND OPERATIONS

Advantage Energy Income Fund

The Trust is a limited purpose trust and is restricted to:

1. investing in the Initial Permitted Securities, the Permitted Investments, Subsequent Investments and such other securities and investments as Search may determine provided that under no circumstances shall the Trustee, Search or the Manager purchase or authorize the purchase of any security, asset or investment (collectively a **"Prohibited Investment"**) on behalf of the Trust or using any Trust assets or property which is defined as "foreign property" under subsection 206(1) of the Tax Act or is a "small business security" as that expression is used in Part LI of the Regulations to the Tax Act or would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act at the time such investment was made;

2. disposing of any part of the Trust Fund, including, without limitation, any Permitted Investments;

3. acquiring the Royalty and other royalties in respect of Resource Properties;

4. temporarily holding cash, and Permitted Investments (including investments in Search) for the purposes of paying Trust expenses and Trust liabilities, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders;

5. acquiring or investing in securities of Search or any other Subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of petroleum and natural gas related assets, including without limitation, facilities of any kind and whether effected through the acquisition of assets or the acquisition of shares or other form of ownership interest in any entity, the substantial majority of the assets of which are comprised of like assets;

6. undertaking such other business and activities including investing in securities as shall be approved by Search from time to time provided that the Trust shall not undertake any business or activity which is a Prohibited Investment;

and to pay the costs, fees and expenses associated therewith or incidental thereto.

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Trust Unitholders of the interest income earned from the Notes, royalty income earned on the Royalty, dividends (if any) received on, and amounts, if any, received on redemption of, Common Shares and Preferred Shares, and income and distributions received from any Permitted Investments after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. See "Additional Information Respecting Advantage Energy Income Fund - Cash Distributions".

Search Energy Corp.

Search is actively engaged in the business of oil and gas exploration, development, acquisition and production in the Provinces of Alberta and British Columbia.

Expected Changes in the Business

The Trust intends to employ a strategy to maintain production from Search's existing production base while focusing capital expenditures on low-risk development opportunities. Search intends to utilize financial hedges to manage and reduce the volatility in commodity prices. See "Risk Factors". It is intended that Search will sell or farm out higher risk projects while actively pursuing growth opportunities through oil and gas property acquisitions, as well as through corporate acquisitions. Search will target acquisitions that are accretive to net asset value and that increase the Trust's reserve and production base per Trust Unit outstanding. Acquisitions must also meet reserve life index criteria and exhibit low risk opportunities to increase reserves and production. It is currently intended that Search will finance acquisitions and investments through bank financing and the issuance of additional Trust Units from treasury, maintaining prudent leverage.

Significant Acquisitions and Significant Dispositions

Except as described below, Advantage has not completed any significant acquisitions or significant dispositions since January 1, 2001.

Due West Acquisition

On July 26, 2001 Advantage acquired all of the issued and outstanding shares of Due West, a private light oil and natural gas company with working interests in several well-established properties. The Trust acquired all the shares of Due West at a price of $2.24 per share, for aggregate cash consideration of $59.7 million. Advantage funded the Due West Acquisition by using its existing credit facilities.

Selected Pro-Forma Combined Financial and Production Information

The following tables set forth certain financial and production information for the Trust and Due West on a pro-forma combined basis as at and for the six months ended June 30, 2001 after giving effect to the Due West Acquisition and certain other adjustments and includes the results for Search from January 1, 2001 to May 23, 2001. Search and Due West were amalgamated and continued as "Search Energy Corp." effective August 1, 2001. The pro-forma information set forth below is not necessarily indicative of results of operations that would have occurred for the six months ended June 30, 2001 had the Due West Acquisition

been effected on June 30, 2001. The following data has not been adjusted to reflect the operating synergies and the resulting cost savings expected to result from combining the operations of the Trust and Due West. The following are summaries only and must be read in conjunction with the audited financial statements of the Trust for the year ended December 31, 2001 and the other production information of the Trust set forth herein, including the information set forth under the heading "Description of the Business and Operations – Production History, Prices Received and Capital Expenditures".

As at and for the six months ended June 30, 2001

	Trust	Due West	Pro Forma
($ millions)			
Revenue from Petroleum and Natural Gas Sales	51,043	15,269	66,312
Net Income	8,210	5,213	10,859
Net Working Capital (Deficiency)	(6,895)	5,134	(8,562)
Total Assets	151,346	33,800	248,204
Long-term Debt	27,650	-	87,330
Unitholders' Equity	61,929	24,284	61,929

	Trust	Due West	Pro Forma
Average Daily Production (for the six months ended June 30, 2001)			
Oil and NGLs (bbls/d)	2,618	956	3,574
Natural gas (mcf/d)	25,823	5,430	31,253
Total (boe/d)	6,921	1,861	8,782

Gascan Acquisition

On November 28, 2001, Advantage and the Vendors entered into the Share Purchase Agreement providing for the acquisition by the Trust of all of the issued and outstanding securities of Newco, which company, as of the closing date of the Asset Transfer was the legal and beneficial owner of the Gascan Assets. The effective date of the Gascan Acquisition was January 1, 2002 with closing being January 4, 2002. The net cash consideration payable by the Trust in respect of the Gascan Acquisition was $62 million prior to adjustments.

Selected Pro-Forma Combined Operational Information

The following table sets forth certain operational information for the Trust and the Gascan Assets on a pro-forma combined basis after giving effect to the Gascan Acquisition and certain other adjustments. The Trust's operational information includes the results of Due West from August 1, 2001 to December 31, 2001 and the results for Search from January 1, 2001 to May 23, 2001. Search and Due West were amalgamated and continued as "Search Energy Corp." effective August 1, 2001. The Trust's daily production is average daily production for the period from May 24, 2001 to December 31, 2001. The Gascan Assets' daily production is as at January 1, 2002. The following is summary information only and must be read in conjunction with the Sproule Report summarized herein under the heading "Description of the Business and Operations – Oil and Natural Gas Reserves" and the other operational information of the Trust set forth herein.

	Trust	Gascan Assets	Pro Forma
Daily Production			
Oil and NGLs (bbls/d)	2,954	750	3,704
Natural gas (mcf/d)	26,613	5,400	32,013
Total (boe/d)	7,390	1,650	9,040
Proved Reserves(1)			
Oil and NGLs (mbbls)	9,149	626	9,775
Natural gas (mmcf)	53,922	99,512	153,434
Total (boe)	18,136	17,211	35,347
Proved and Probable Reserves(1)			
Oil and NGLs (mbbls)	12,056	694	12,750
Natural gas (mmcf)	61,268	109,988	171,256
Total (boe)	22,267	19,025	41,292
Value of Proved and Probable Reserves – Discounted(1)			
at 10% ($ thousands)	159,105	167,151	326,256
at 15% ($ thousands)	132,406	131,624	264,030

Note:

(1) The reserve information for the Trust and the Gascan Assets is set forth on a gross reserves basis and is based on the Sproule Report as at January 1, 2002. Probable reserves set forth in the above-referenced table have been reduced by 50% to account for the risk of recovery.

Production History and Prices Received

The following table sets forth certain information in respect of production, product prices received, royalties, operating expenses and netbacks received by Gascan for each quarter in the most recently completed financial year of Gascan, with comparative data for the same periods in the preceding financial year.

	Three Months Ended December 31,		Three Months Ended September 30,		Three Months Ended June 30,		Three Months Ended March 31,	
	2001	2000	2001	2000	2001	2000	2001	2000
Average Daily Production(1)								
Crude oil and NGLs (bbls/d)	421	593	411	653	463	692	535	539
Natural gas (mmcf/d)	11.8	9.3	8.5	8.7	9.2	7.0	9.3	7.0
Average Net Prices Received(2)								
Crude oil and NGLs ($/bbl)	29.65	47.87	39.23	45.53	41.51	40.81	42.69	40.50
Natural gas ($/mcf)	2.93	7.02	3.03	4.80	5.51	3.63	8.93	2.52
Royalties ($/boe)	4.11	9.94	4.68	7.47	7.26	7.02	10.46	5.20
Operating Expenses(3) ($/boe)	4.31	5.42	4.20	4.03	5.57	4.50	6.12	4.20
Netback Received ($/boe)	11.28	28.34	14.04	22.48	22.19	17.34	34.22	13.75

Notes:

(1) Before deduction of royalties.

(2) Product prices are net of costs to transport the product to market.

(3) This figure includes all field operating expenses.

Drilling History

The following table sets forth the number of gross and net wells that Gascan drilled or participated in drilling during the periods indicated.

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Gross(1)	Net(2)	Gross(1)	Net(2)
Crude Oil	2	0.0	3	1.0
Natural Gas	11	6.7	13	6.4
Dry and Abandoned(3)	4	0.3	5	3.0
Total	17	7.0	21	10.4

Notes:
(1) "Gross" means the number of wells in which Gascan has an interest.
(2) "Net" means the aggregate number of wells obtained by multiplying each gross well by Gascan's percentage working interest therein.
(3) "Dry" refers to a well that is not productive. A productive well is a well which is capable of producing crude oil or natural gas in quantities considered by the operator to be sufficient to justify the costs required to complete, equip and produce the well.

Selected Pro-Forma Combined Financial Information

The following table sets forth certain financial information for the Trust and the Gascan Assets for the twelve months ended December 31, 2001 after giving effect to the Gascan Acquisition and certain other adjustments. The pro-forma financial information set forth below is not necessarily indicative of results of operations that would have occurred for the twelve months ended December 31, 2001. The following financial data has not been adjusted to reflect the operating synergies and the resulting cost savings expected to result from combining the operations of the Trust and the Gascan Assets. The following are summaries only and must be read in conjunction with the audited financial statements of the Trust for the period from May 24, 2001 to December 31, 2001.

For the twelve months ended December 31, 2001

	Trust	**Gascan Assets**	**Pro Forma**
($ thousands)			
Revenue from Petroleum and Natural Gas Sales	99,432	24,240	123,672
Operating Income (1)	66,709	15,090	81,799

Note:
(1) Operating income represents revenue less royalties and operating costs.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past 18 months that appear to be shaping the near future of the business. The first trend is the consolidation phase that the industry has been going through. This has affected companies of all sizes from the small emerging companies to the senior integrated organizations.

Management believes that investors are also becoming more aware of the oil and gas income fund and royalty trust sector (the "Trust Sector"). Management believes that such investors view income funds and royalty trusts as a less risky strategy for participating in the oil and gas sector. Consequently, income funds and royalty trusts have been able to access capital markets more readily than traditional oil and gas exploration and production ("E&P") companies. This access to capital has made income funds and royalty trusts strong competitors for oil and gas property and corporate acquisitions. The Trust Sector also has an advantage over E&P companies in corporate taxation. A significant number of Canadian-based E&P companies are currently taxable, having worked through their accumulated excess tax pools. This forces them to view acquisitions on an "after tax" basis. Conversely, income funds and royalty trusts are able to reduce corporate taxes through their unique structure, and any taxes that are payable are passed on to their unit holders. As these investments are often held in RRSP accounts, most unit holders are sheltered from such taxes.

The second trend relates to the size of companies that investors are focusing on. The larger market capitalization companies provide for greater liquidity, and as result, appear to be more attractive. However, the smaller companies may present potentially larger returns as they have not yet appreciated in value, based on historic valuation parameters, in relation to the commodity prices that the industry is currently experiencing. This may change in the near future as investors look for higher rates of returns, which may encourage them to consider investment in smaller oil and gas companies.

The third trend is the current influence of foreign exploration and production companies on the Canadian oil and gas industry. The main influence has been from American companies that have acquired companies and assets in Canada in order to directly access long-term natural gas supplies and superior exploration and development properties in Canada. Pipeline expansions in Canada over the last two years have resulted in sufficient pipeline capacity to provide for the efficient transportation of natural gas in Western Canada to US markets. This trend is expected to continue to influence valuation parameters of Canadian assets for the foreseeable future.

A fourth trend is the continuing tight supply demand balance for both natural gas and crude oil. Natural gas is a commodity influenced by factors in North America, including increased demand associated with new gas fired electrical generating facilities. The price of natural gas has been highly volatile over the past 12 months. Record high natural gas prices were realized in late 2000 and early 2001. However, as a result of mild temperatures throughout the last half of 2001 and other factors, natural gas prices declined dramatically. More recently, natural gas prices have risen due in part to an improved US economy and reduced natural gas production. Crude oil is influenced by a world economy and OPEC's ability to balance supply against fluctuating demand. Recent success by OPEC in this regard has kept crude oil prices higher than recent historical levels.

The Canadian/US exchange rate also influences commodity prices received by Canadian producers as oil and natural gas production is priced in U.S. dollars. The weakness of the Canadian dollar has had a positive impact on Canadian oil and gas production revenue.

Principal Properties

The following is a description of Advantage's principal oil and natural gas properties on production or under development as at January 1, 2002, including the Gascan Assets, the Puskwaskau Property and the Medicine Hat Property acquired effective January 1, 2002. The term "net", when used to describe Advantage's share of production, means the total of Advantage's working interest share before deduction of royalties owned by others. Reserve amounts are stated, before deduction of royalties, at January 1, 2002, based on escalating cost and price assumptions as evaluated in the Sproule Report (see "Description of the Business and Operations - Oil and Natural Gas Reserves"). Information in respect of gross and net acres is as at January 1, 2002 and well counts are as at January 1, 2002, except where indicated otherwise. Information in respect of current production is average production, net to Advantage, for the month of February 2002, except where otherwise indicated.

Medicine Hat, Alberta

The Medicine Hat area is located in southeastern Alberta where Advantage has a 100% working interest in 24 net sections of land. Production in the area comes from five shallow gas formations. Current net natural gas production is 5.1 mmcf/d from 119 net producing gas wells. All gas is gathered at a central compression and dehydration facility and enters the TransCanada pipeline system at the Bowmanton south meter station.

Sproule evaluated Advantage's reserves in the area and assigned 85.4 bcf of proved natural gas reserves and 8.2 bcf of probable reserves (risked 50%).

The Trust has identified numerous recompletion opportunities in the Medicine Hat and Milk River zones. Exploitation of these reserves commenced in January 2002. The Trust has allocated approximately 15% of its 2002 capital expenditure budget to Medicine Hat recompletion opportunities. The Medicine Hat area also contains a large number of low risk development drilling opportunities. The Trust has conducted an intensive drilling program in the winter of 2002, with first production occurring in April 2002. Construction of new compression facilities is currently under way. The Manager currently estimates that approximately 45% of the Trust's capital expenditures budget for 2002 will be spent on Medicine Hat drilling.

Wainwright and Kinsella, Alberta

The Wainwright property is located 20 kilometres northeast of the town of Wainwright, Alberta. Advantage's assets in the area include interests in 98 sections of land with an average working interest of 68%. Approximately 8,100 net acres are undeveloped. Current production from this area is averaging 4.0 mmcf/d of natural gas and 300 bbls/d of heavy gravity (13° API) oil.

The main producing horizons at Wainwright are multiple zone shallow gas and medium-heavy Cretaceous oil. Advantage owns an interest in 119 (87 net) producing wells in the area. In addition, the Corporation owns and operates all of the gas gathering

infrastructure necessary to deliver gas to Atco Pipelines Ltd.'s transmission pipeline. Advantage also owns an 88% working interest in four compressors. These compressors range in size from 370 to 600 horsepower.

The Kinsella property is contiguous with the northern boundary of Advantage's Wainwright property. Advantage's assets in the area include an interest in over 75 sections of land with an average working interest of 96%. Production within the Kinsella area was acquired in August 2000 in conjunction with the acquisition of Palliser Energy Corp. Current production from this area is averaging 1.2 mmcf/d of natural gas and 500 bbls/d of heavy gravity (18° API) oil.

The main producing horizons at Kinsella are multiple zone shallow gas and medium-heavy Cretaceous oil. Advantage owns a working interest in 53 (20.7 net) producing wells in the area. In addition, Advantage owns an interest in and operates the gas gathering infrastructure, and operates the majority of its oil production in the area.

Sproule evaluated Advantage's proved reserves in the Wainwright and Kinsella areas and assigned 9.9 bcf of natural gas and 1,498 mbbls of oil. Probable reserves (risked 50%) for the Corporation in this area were evaluated at 2.5 bcf of natural gas and 875 mbbls of oil.

Vermilion, Alberta

The Vermilion area is located 10 kilometres north of the town of Vermilion, Alberta. By way of a farm-in arrangement with an industry partner, the Trust has earned a 50% interest (after payout) in 12 sections of land in this area. The Trust has also acquired an additional three sections of land in this area (50% working interest) at Crown land sales. Acreage is earned under the farm-in arrangement through the drilling of wells. Eleven wells were drilled in 2001 and an additional four wells were drilled in the first quarter of 2002. The Trust has the right to earn an interest in an additional 200 sections of land under this farm-in arrangement. Additional drilling opportunities are being evaluated in the area based on the results of seismic and geological mapping. The farm-in arrangement expires in 2003.

The area is characterized by low cost, highly productive, multi-zone, natural gas reservoirs. The 11 wells drilled in this area by Advantage in 2001 resulted in seven successful gas wells and four dry and abandoned wells. In addition, a 7.5 mmcf/d compression and dehydration facility owned 100% by Advantage was constructed in 2001. Production commenced in this area in October 2001. Current production from this area net to Advantage is averaging 4.2 mmcf/d of natural gas.

Sproule evaluated Advantage's total proved reserves in the area and assigned 4.3 bcf of natural gas. Probable reserves (risked 50%) were evaluated at 1.8 bcf of natural gas.

Acheson, Alberta

The Acheson area is located on the southwest edge of Edmonton, Alberta. Advantage has a 100% working interest in one section of freehold land. Advantage has eight producing Blairmore oil wells. Current oil production is averaging 237 bbls/d and current natural gas production is averaging 166 mcfd. The Blairmore reservoir was initially discovered in 1958 and consists of a series of Basal Quartz sands. The Blairmore reservoir has an average porosity of 19%, water saturation of 21% and original reservoir pressure of 1,350 psi. The oil gravity is 37° API.

Sproule evaluated Advantage's proved reserves in the area and assigned 539 mbbls of oil and 360 mmcf of natural gas. Probable reserves (risked 50%) were evaluated at 248 mbbls of oil and 170 mmcf of natural gas.

During the first quarter of 2002, the Fund drilled two additional horizontal wells in this area which are expected to be on production in the second quarter of 2002. No further development is currently planned in this area for the balance of 2002.

Stoddart/North Pine, British Columbia

Stoddart/North Pine is located 15 kilometres northwest of the town of Fort St. John, British Columbia. The area has multiple zone light oil and sweet and sour gas. Advantage owns an interest in 28 producing wells (16.5 net) in the area. Advantage owns a 52% working interest in one facility and has a 95% working interest in another that compress gas for transportation. The area includes 12,200 gross (9,176 net) acres of undeveloped land. Two delineation step-out wells are planned to be drilled in the area in 2002. Current production from this area is averaging 4.0 mmcf/d of natural gas and 260 bbls/d of light oil and NGLs.

Sproule evaluated Advantage's proved reserves in the area and assigned 9.7 bcf of natural gas, 237 mbbls of NGLs and 241 mbbls of oil. No probable reserves have been assigned in this area.

Bezanson, Alberta

The Bezanson property is located approximately 25 kilometres east of Grand Prairie, Alberta. Advantage's assets in this area include various working interests (80% average) in 61 sections of operated land. Current production from this area is averaging 2.4 mmcf/d of natural gas and 14 bbls/d of light crude oil and natural gas liquids.

The area is characterized as having both oil and gas potential, with primary production coming from the Charlie Lake and Gething zones. This area has 30 wells comprised of four gas wells, four oil wells, one salt water disposal well, 17 suspended, shut-in or abandoned wells and four standing wells. Production from these wells is gathered and processed by Advantage's 100% owned, 16 mmcf/d capacity, sweet gas processing facility, which currently processes approximately one mmcf/d of third party gas, in addition to Advantage volumes. Processed gas is transported to market via the TransCanada pipeline.

The Sproule Report evaluated Advantage's total proved reserves in this area and assigned 3.3 bcf of natural gas, 14.1 mbbls of oil and 27.1 mbbls of NGLs. No probable reserves have been assigned to this area.

Drumheller, Alberta

Advantage's Drumheller property is located 8 kilometres northwest of the town of Drumheller. Advantage's assets at Drumheller include two sections of land in which it has a 100% working interest. Advantage drilled two horizontal Nisku oil wells in 2000. Current production from this area is averaging 226 bbls/d of light crude oil.

Sproule evaluated Advantage's total proved reserves in this area and assigned 442 mbbls of oil. Probable reserves (risked 50%) assigned to this area are 398 mbbls of oil.

Puskwaskau, Alberta

The Puskwaskau Property is located 70 kilometres northeast of Grand Prairie, Alberta and includes working interests in 4,639 net acres of land. Current natural gas production is from two non-operated wells with working interests of 25% and 16.67%. Production from the two wells commenced in the fourth quarter of 2001. Current production, net to Advantage, from the two wells is approximately 3.9 mmcf/d of natural gas and 24 bbls/d of NGLs. The natural gas is sweet, is produced from the Banff zone and is tied directly into the TransCanada pipeline system.

Based on the Sproule Report, the Puskwaskau Property has remaining proved reserves of 3.7 bcf of natural gas and 15 mbbls of NGLs. The property also has remaining probable reserves (50% risked) of 0.6 bcf of natural gas and 3 mbbls of NGLs.

Pembina Rose Creek, Alberta

Advantage has a 100% working interest in the Pembina Rose Creek Unit, which is located approximately 65 miles southwest of Edmonton, Alberta. The Pembina Rose Creek Unit contains 17 producing oil wells and seven water injection wells and produces from the Cretaceous Cardium formation. Advantage's current share of production is averaging 171 bbls/d of oil and natural gas liquids and 75 mcfd of natural gas. The Unit has been under waterflood since February 1967.

Sproule evaluated Advantage's proved reserves in the area and assigned 1,273 mbbls of oil, 46 mbbls of NGLs and 604 mmcf of natural gas. Probable reserves (risked 50%) were evaluated at 1,044 mbbls of oil, 495 mmcf of natural gas and 38 mbbls of NGLs.

Oil and Natural Gas Reserves

The oil, natural gas and NGL reserves of Advantage have been evaluated in the Sproule Report. The Sproule Advantage Report evaluated approximately 80% of Advantage's properties (excluding the Gascan Assets) based on the proven plus probable net present values, discounted at 10%. The Sproule Gascan Report evaluated approximately 97% of the Gascan Assets based on the proven plus probable net present values, discounted at 10%. The Sproule Report, on a pro forma basis, evaluated approximately

89% of Advantage's properties based on the proven plus probable net present values, discounted at 10%. The remaining 11% of Advantage's properties were evaluated by Advantage, and Sproule has accepted this evaluation as presented. Sproule conducted evaluations based on both escalated and constant price assumptions of Advantage's oil, gas and NGL reserves and the present worth of future cash flows associated with such reserves. The results of the evaluations of Sproule, contained in the Sproule Report, based on both escalated and constant price assumptions are summarized in the tables below. **The present worth of estimated future cash flows contained in the following tables may not be representative of the fair market values of the reserves. Assumptions relating to costs, prices for future production and other matters are summarized in the notes following the tables. There is no assurance that such prices and cost assumptions will be attained and variances could be material. All estimated future cash flows as set forth in the following tables are stated prior to provision for income taxes, indirect costs, and future site restoration costs, and after deduction of operating costs, royalties and estimated future capital expenditures.**

OIL, NATURAL GAS AND NGL RESERVES AND PRESENT WORTH VALUE OF ESTIMATED FUTURE CASH FLOWS BASED ON CONSTANT PRICE AND COST ASSUMPTIONS EFFECTIVE AS OF JANUARY 1, 2002

	Oil (mbbls)		Natural Gas (bcf)		NGL (mbbls)		Present Worth of Future Net Pre-Tax Cash Flows ($000) Discounted at				
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	0%	10%	12%	15%	20%
Proven Developed Producing	6,708	6,092	86.3	74.1	898	677	246,999	141,437	132,000	120,549	106,248
Proven Developed Non-Producing	-	-	25.1	21.7	57	38	59,244	27,150	24,626	21,643	18,038
Proven Undeveloped	1,689	1,531	40.2	33.7	153	114	120,017	71,887	65,472	57,373	46,920
Total Proven	8,397	7,623	151.6	129.5	1,108	829	426,260	240,474	222,098	199,565	171,206
Probable (risked 50%)	2,784	2,555	17.3	15.1	108	80	60,734	17,789	15,446	12,815	9,826
Total	11,181	10,178	168.9	144.6	1,216	909	486,994	258,263	237,544	212,380	181,032

OIL, NATURAL GAS AND NGL RESERVES AND PRESENT WORTH VALUE OF ESTIMATED FUTURE CASH FLOWS BASED ON ESCALATING PRICE AND COST ASSUMPTIONS EFFECTIVE AS OF JANUARY 1, 2002

	Oil (mbbls)		Natural Gas (bcf)		NGL (mbbls)		Present Worth of Future Net Pre-Tax Cash Flows ($000) Discounted at				
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	0%	10%	12%	15%	20%
Proven Developed Producing	6,947	6,310	90.2	77.6	909	685	345,088	172,371	159,364	143,929	125,122
Proven Developed Non-Producing	-	-	25.1	21.7	57	38	88,603	35,227	31,714	27,651	22,851
Proven Undeveloped	1,709	1,546	38.1	31.8	154	114	142,225	93,733	85,410	74,872	61,315
Total Proven	8,656	7,856	153.4	131.1	1,120	837	575,916	301,331	276,488	246,452	209,288
Probable (risked 50%)	2,864	2,623	17.8	15.5	110	81	104,897	24,925	21,414	17,578	13,337
Total	11,520	10,479	171.2	146.6	1,230	918	680,813	326,256	297,902	264,030	222,625

Notes:

(1) "**Gross**" reserves are defined as Advantage's working, lessor royalty, and overriding royalty interest share of the remaining reserves, before deduction of any royalties.

(2) "**Net**" reserves are defined as the gross remaining reserves of the properties in which Advantage has an interest, less all crown, freehold, and overriding royalties and interests owned by others.

(3) Definitions used for reserve categories in the Sproule Report are as follows:

"Proven Reserves" are those quantities of crude oil, natural gas, and natural gas by-products, which, upon analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under presently anticipated economic and operating conditions. There is relatively little risk with these reserves.

Proven reserves are subdivided into the following groups, depending on their status of development.

Proven Developed Reserves
These are proven reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. This group is further divided to include the following:

Proven Developed Producing Reserves
These are proven reserves that are presently being produced from completion intervals open for production in existing wells.

Proven Developed Non-Producing Reserves
These are proven reserves that are currently not being produced but do exist in completed but not producing, intervals in existing wells, behind casing in existing wells or at minor depths below the present bottom of existing wells. These proven reserves are expected to be produced through the existing wells in the predictable future. These reserves are classified as proven developed because the cost of making such reserves available for production is relatively small, compared to the cost of a new well.

Proven Undeveloped Reserves
These are proven reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where relatively major expenditures are required for completion of these wells or for the installation of processing and gathering facilities prior to the production of the reserves. Reserves on undrilled acreage are limited to those drilling units offsetting productive wells, where there is reasonable certainty of production.

"Probable Reserves" are those reserves that may be recoverable as a result of the beneficial effects that may be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism than that deemed proven at the present time, or that may reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions that contain proven reserves. The risk associated with these reserves generally ranges from 25 to 75 percent.

(4) The probable reserves presented in the Sproule Report include reserves related to certain 2002 drilling locations, improved production performance, and reserves associated with untested, behind pipe zones and were evaluated in the same manner as the proven reserves, incorporating adjustments for timing of production and capital expenditures. The probable reserves and values have been reduced by 50% to account for the risks associated with proving up these probable reserves.

(5) The price forecasts that formed the basis for the revenue projections in the Sproule Report were based on Sproule's January 1, 2002 price model. The NYMEX oil and gas futures prices are the foundation of Sproule's energy pricing models in the early years. This data is combined with Sproule's assumptions respecting long-term prices, inflation rates, and exchange rates, together with estimates of transportation costs and prices of competing fuels, to forecast wellhead and plant gate prices for Canadian oil, natural gas, and NGLs production. In the Sproule Report, operating and capital costs are assumed to escalate at 1.5% per annum. The oil, natural gas and NGL escalating prices used in the Sproule Report are as follows:

Year	WTI Cushing[(1)] Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Alberta Plantgate Index ($Cdn/mmbtu)	Henry Hub ($US/mmbtu)
2002	19.90	29.86	3.63	2.89
2003	20.64	30.96	4.18	3.24
2004	21.12	31.67	4.19	3.25
2005	21.44	32.15	4.18	3.25
2006	21.76	32.65	4.25	3.29
2007	22.08	33.14	4.32	3.34
2008	22.42	33.65	4.40	3.39
2009	22.75	34.16	4.48	3.44
2010	23.09	34.68	4.57	3.50
2011	23.44	35.20	4.65	3.55
2012	23.79	35.74	4.73	3.60
2013	24.15	36.28	4.82	3.66

Note:
(1) 40 degrees API, 0.4% sulphur.

The oil, natural gas and NGL constant prices used in the Sproule Report are based on the January 2002 price forecast of Sproule. The constant prices are as follows:

Oil:	
Edmonton Par	$31.15/stb
Hardisty Medium	$23.20/stb
Natural Gas:	
Alberta Plantgate	$3.47/mmbtu
Alberta Aggregator	$2.83/mmbtu
British Columbia Plantgate	$3.53/mmbtu
Saskatchewan Plantgate	$3.59/mmbtu
NGLs	
Ethane	$10.08/bbl
Propane	$15.56/bbl
Butanes	$16.73/bbl
Pentanes Plus	$29.25/bbl
Sulphur	$0.00/lt

(6) The annual projections of cash flow in the Sproule Report include the ARTC. The current ARTC program provides a credit that varies between 75% and 25% of royalties, depending on a blended gas and oil price. Sproule has assumed that the ARTC will continue at existing rates under the existing guidelines in place at the date of the Sproule Report. The maximum credit available is equal to $2,000,000 times the ARTC rate.

(7) All historical production data and product prices that were obtained from Advantage or from public sources were accepted as represented, without any further investigation by Sproule. A field inspection of Advantage's properties was not performed. The relevant engineering data was made available by Advantage or obtained from public sources and the non-confidential files at Sproule. Property descriptions, details of interests held, and well data, as supplied by Advantage, was accepted as represented. No investigation was made into either the legal titles held or any operating agreements in place relating to the subject properties. Lessor and overriding royalties and other burdens were obtained from Advantage. No further investigation was undertaken by Sproule. Advantage provided Sproule with recent revenue statements upon which to determine certain economic parameters. Salvage values for facilities, well abandonment, and lease clean-up costs have not been included in the Sproule Report.

(8) The Sproule Report includes certain capital expenditures over the life of the properties in order to achieve the predicted present worth values in the Escalated Price and Constant Price cases. Total capital expenditures (net to Search, total proved reserves) of $24.3 million are to be expended in 2002. Total net capital expenditures of $35.8 million in the escalating price case and $35.5 million in the constant price case (undiscounted, total proved plus probable), are forecast over the entire life of the properties as presented in the Sproule Report to achieve the estimated present worth value.

(9) Columns may not add due to rounding.

Reserves Reconciliation

The following table summarizes the changes in Advantage's gross share of crude oil, NGLs and natural gas reserves, before deduction of royalties owned by others, from December 31, 2000 to January 1, 2002.

	Crude oil (mbbls)			NGLs (mbbls)			Natural gas (mmcf)		
	Proven	Probable (1)	Total	Proven	Probable (1)	Total	Proven	Probable (1)	Total
Total at December 31, 2000	4,791	645	5,436	546	44	590	63,083	7,195	70,278
Dispositions	(11)	(6)	(17)	-	-	-	(7,905)	(1,167)	(9,072)
Production	(298)	-	(298)	(25)	-	(25)	(3,277)	-	(3,277)
Revisions	738	384	1,122	(28)	-	(28)	1,171	680	1,851
Total at April 1, 2001(4)	5,220	1,023	6,243	493	44	537	53,072	6,709	59,781
Acquisitions(5)	4,180	495	4,675	611	55	666	112,403	12,105	124,508
Production	(803)	-	(803)	(98)	-	(98)	(7,972)	-	(7,972)
Revisions	59	1,346	1,405	114	11	125	(4,069)	(992)	(5,061)
Total at January 1, 2002(5)	8,656	2,864	11,520	1,120	110	1,230	153,434	17,822	171,256

Notes:

(1) Probable Additional Reserves have been reduced by 50% for the purposes of the reserves reconciliation.

(2) Reserves stated above are based on escalating cost and price assumptions.

(3) See "Description of the Business and Operations - Oil and Natural Gas Reserves".
(4) All of the oil, natural gas and NGL reserves of Search were evaluated in an engineering report dated effective April 1, 2001 by Search's former independent engineers. The Reorganization of Search into an income trust structure occurred effective May 24, 2001.
(5) January 1, 2002 was the effective date of the acquisitions by Advantage of the Gascan Assets, the Puskwaskau Property and the Medicine Hat Property.

Undeveloped Lands

The following table summarizes Advantage's undeveloped land holdings, in acres, as at March 31, 2002.

	Gross[1]	Net[2]	Average percent working interest
Alberta	377,425	186,058	49%
British Columbia	32,686	14,289	44%
Saskatchewan	5,973	5,436	91%
Total	416,084	205,783	49%

Notes:
(1) **"Gross"** refers to the total acres in which Advantage has an interest.
(2) **"Net"** refers to the total acres in which Advantage has an interest, multiplied by the percentage working interest therein owned by Advantage.

Oil and Gas Wells

The following table sets forth the number and status of wells in which Advantage had a material royalty or working interest as at March 31, 2002, which were producing or which Advantage considered to be capable of production. As Advantage has only minor interests in the Delburne Gas Unit, Kakwa Cardium A Unit, Sunchild Gas Unit, Steelman Unit and Twining South Unit No. 1, the following table excludes Advantage's interests in such Units.

	Producing				**Shut-in[1]**			
	Crude Oil		**Natural Gas**		**Crude Oil**		**Natural Gas**	
	Gross[2]	**Net[3]**	**Gross[2]**	**Net[3]**	**Gross[2]**	**Net[3]**	**Gross[2]**	**Net[3]**
Alberta	971	139.0	574	279.7	479	43.0	153	52.4
British Columbia	16	9.2	31	14.2	2	0.8	24	6.5
Total	987	148.2	605	293.9	481	43.8	177	58.9

Notes:
(1) **"Shut-in"** wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. See "Description of the Business and Operations – Principal Properties".
(2) **"Gross"** wells are defined as the total number of wells in which Advantage has an interest.
(3) **"Net"** wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Advantage's percentage working interest therein.
(4) As at the date hereof, all shut-in wells were within approximately ten kilometres of pipeline facilities.

Production History, Prices Received and Capital Expenditures

The following table sets forth certain information in respect of production, product prices received, royalties, operating expenses, netbacks received, and capital expenditures made by Advantage for each quarter in the most recently completed financial year of Advantage, with comparative data for the same periods in the preceding financial year. In calculating boe amounts, natural gas is converted to oil equivalent using 6 mcf of natural gas equalling 1 barrel of oil equivalent.

	Three Months Ended March 31, 2001	Three Months Ended March 31, 2000	Period From May 24 to June 30, 2001[(1)]	Three Months Ended June 30, 2000	Three Months Ended September 30, 2001	Three Months Ended September 30, 2000	Three Months Ended December 31, 2001	Three Months Ended December 31, 2000
Average Daily Production[(2)]								
Crude oil (bbls/d)	2,330	869	2,454	1,047	2,743	1,355	2,603	1,949
NGLs (bbls/d)	212	242	246	283	327	282	340	229
Natural gas (mmcf/d)	27.4	24.6	21.7	24.7	24.3	31.7	30.9	32.8
Average Net Prices Received[(3)]								
Crude oil ($/bbls)								
Light and medium	38.18	37.54	37.39	39.54	36.09	43.32	21.83	45.65
Heavy	19.48	31.54	22.69	29.65	28.26	36.16	14.71	23.63
NGLs ($/bbls)	41.44	30.65	34.48	32.89	29.33	35.32	19.06	42.63
Natural gas ($/mcf)	9.34	2.83	5.30	3.86	3.29	4.70	2.99	8.34
Royalties[(4)(6)]								
Crude oil and NGLs ($/bbl)	5.81	3.58	7.63	5.00	5.27	5.69	3.70	5.89
Natural gas ($/mcf)	2.04	0.18	1.08	0.62	0.98	0.82	0.46	2.28
Combined ($/boe)	9.98	1.61	5.55	4.05	4.08	5.12	2.54	11.47
Operating Expenses [(5)(6)]								
Crude oil and NGLs ($/bbl)	5.98	7.91	6.22	8.80	7.16	6.92	7.56	9.16
Natural gas ($/mcf)	0.76	0.31	0.96	0.46	0.86	0.53	0.86	0.69
Combined ($/boe)	4.67	2.79	5.09	3.77	4.98	3.79	4.59	5.28
Netback Received [(7)]								
Crude oil and NGLs ($/bbl)	18.80	22.39	15.47	20.37	19.11	26.10	10.05	17.89
Natural gas ($/mcf)	6.48	2.31	3.28	2.93	1.78	3.47	1.83	5.52
Combined ($/boe)	31.44	16.03	20.33	18.71	15.91	22.35	12.73	29.06
Capital Expenditures (thousands of $)								
Exploration (including drilling)	3,557	8,203	-	2,033	340	5,973	288	1,519
Development (including facilities)	12,732	7,598	171	6,520	2,931	2,947	5,972	3,145
Corporate Acquisitions	-	-	-	-	60,100	19,132	-	-

Notes:

(1) The Reorganization of Search into an income trust structure occurred effective May 24, 2001. The data presented for this period represents data from Advantage's first reporting period of May 24, 2001 to June 30, 2001.

(2) Before deduction of royalties.

(3) Product prices are net of costs to transport the product to market and net of hedging gains and losses.

(4) Royalties are net of ARC.

(5) This figure includes all field operating expenses.

(6) Advantage does not record royalties and operating expenses on a commodity basis. Information in respect of royalties and operating expenses for crude oil and NGLs ($/bbl) and natural gas ($/mcf) has been determined by allocating royalties and expenses on an area by area basis based on the relative volume of production of crude oil and NGLs ($/bbl) and natural gas ($/mcf) in those areas.

(7) Information in respect of netbacks received for crude oil and NGLs ($/bbl) and natural gas ($/mcf) is calculated using operating expense figures for crude oil and NGLs ($/bbl) and natural gas ($/mcf), which figures have been estimated. See note (6) above.

(8) The information presented in this table does not include information in respect of the Gascan Assets, the Puskwaskau Property and the Medicine Hat Property, which were acquired by the Trust effective January 1, 2002. For information in respect of the Gascan Assets, see "Description of the Business and Operations – Significant Acquisitions and Significant Dispositions – Gascan Acquisition".

The mix of Advantage's crude oil production as at January 1, 2002, including the Gascan Assets, the Puskwaskau Property and the Medicine Hat Property acquired effective January 1, 2002, was approximately 65% light quality crude oil (33° API to 38° API), 7% medium quality crude oil (25° API to 33° API), and 28% heavy quality crude oil (12° API to 24° API).

For the period commencing May 24, 2001 (being the effective date of the Reorganization of Search into an income trust structure) and ending December 31, 2001, approximately 42% of Advantage's gross revenue was derived from crude oil production, 5% was derived from NGLs production, and 53% was derived from natural gas production.

Drilling History

The following table sets forth the number of gross and net wells in which Advantage drilled or participated in drilling during the periods indicated.

	Period from May 24, 2001 to December 31, 2001[(1)]		Period from January 1, 2001 to May 23, 2001[(1)]		Year Ended December 31, 2000	
	Gross[(2)]	Net[(3)]	Gross[(2)]	Net[(3)]	Gross[(2)]	Net[(3)]
Crude Oil	4	1.7	8	7.0	68.0	28.7
Natural Gas	19	14.7	3	1.2	37.0	29.6
Dry and Abandoned[(4)]	-	-	5	4.0	17.0	13.3
Total	23	16.4	16	12.7	122.0	71.6

Notes:

(1) The Reorganization of Search into an income trust structure occurred effective May 24, 2001.

(2) **"Gross"** means the number of wells in which Advantage had an interest.

(3) **"Net"** means the aggregate of the numbers obtained by multiplying each gross well by Advantage's percentage working interest therein.

(4) **"Dry"** refers to a well that is not productive. A productive well is a well which is capable of producing hydrocarbons in quantities considered by the operator to be sufficient to justify the costs required to complete, equip and produce the well.

(5) The information presented in this table does not include information in respect of the Gascan Assets, the Puskwaskau Property and the Medicine Hat Property, which were acquired by the Trust effective January 1, 2002. For information in respect of the Gascan Assets, see "Description of the Business and Operations – Significant Acquisitions and Significant Dispositions – Gascan Acquisition".

Marketing and Future Commitments

Natural Gas

Approximately 30% of Advantage's gas sales are contracted to long-term aggregator supply pools (Progas, Canwest, TCPL). Prices received from the aggregators are based on a compilation of North American supply indices. A further 70% of Advantage's gas sales are sold on the intra-Alberta spot gas market. Currently Advantage has gas hedges in place as set forth in the table below.

Crude Oil

All of Advantage's crude oil is sold on the 30 day spot market. Currently, Advantage has oil hedges in place as set forth in the table below.

On October 12, 2001 Advantage executed a revenue protection plan which secured a minimum price of $3.51 per mcf for natural gas and US$23.27 per barrel for crude oil on 57% of anticipated 2002 production (net of royalties) volumes simultaneously ensuring that Unitholders will benefit from commodity price upside. Specifically, the Trust will receive any price above $3.76 per mcf for natural gas and US$24.27 per barrel of crude oil on 57% of anticipated 2002 production (net of royalties) volumes. The specific volumes and terms of such commitments are set forth below:

Type of Commitment	Price per Unit	Volume	Term of Commitment
Swap - Crude oil – WTI	US$23.27/bbl	2,000 bbls/d	Nov 1, 2001 – Oct 31, 2002
Call - Crude Oil – WTI	US$24.27/bbl	1,335 bbls/d	Nov 1, 2001 – Oct 31, 2002
Collar – Crude Oil - WTI	US$20.00/bbl to US$30.00/bbl	5,000 bbls/month	Jan 1, 2002 – Dec 31, 2002
Swap - Natural gas - AECO 'c'	$3.51/GJ	18,000 GJ/day	Nov 1, 2001 – Oct 31, 2002
Call - Natural gas - AECO 'c'	$3.76/GJ	12,000 GJ/day	Nov 1, 2001 – Oct 31, 2002
Put – Natural gas - AECO 'c'	$4.60/GJ	500 GJ/day	Jan 1, 2002 – Dec 31, 2002

Cyclical and Seasonal Impact of Industry

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including

weather and general economic conditions, as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on the Trust's financial condition.

Renegotiation or Termination of Contracts

As at the date hereof, the Trust does not anticipate that any aspect of its business will be materially affected in the current fiscal year by the renegotiation or termination of contracts or subcontracts.

Competitive Conditions

The Trust is a member of the petroleum industry, which is highly competitive at all levels. The Trust competes with other companies and other Trusts for all of its business inputs, including exploration and development prospects, access to commodity markets, property and corporate acquisitions, and available capital. The Trust strives to be competitive by maintaining a strong financial condition and by utilizing current technologies to enhance exploration, development and operational activities.

Environmental Considerations

The Trust is pro-active in its approach to environment concerns. Procedures are in place to ensure that the utmost care is taken in the day to day management of its oil and gas properties. All government regulations and procedures are followed in strict adherence to the law. The Trust believes in well abandonment and site restoration in a timely manner to ensure minimal damage to the environment and lower overall costs to the Trust.

The Trust's estimated future site restoration and removal costs, net of salvage values, are provided for using the unit-of-production method based on estimated proven reserves. The annual charge is accounted for as an expense and the accumulated provision is reflected as a liability. Actual site restoration costs are deducted from the accumulated provision in the year incurred. Advantage recorded a 2001 provision for future site restoration costs of $225,000. As at December 31, 2001, Advantage had an accumulated provision for future site restoration costs in the amount of $3,096,000.

Human Resources

As at March 31, 2002, Search had a total of 34 full time employees and two persons on a contract or consulting basis. As at such date, the Manager had a total of four full time employees. The Trust had no employees.

ADDITIONAL INFORMATION RESPECTING ADVANTAGE ENERGY INCOME FUND

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. As at March 31, 2002, 27,098,782 Trust Units were issued and outstanding. Each Trust Unit represents an equal fractional undivided beneficial interest in any distributions from, and in any net assets of, the Trust in the event of termination or winding-up of the Trust. The beneficial interests in the Trust are divided into interests in two classes, as follows: (i) described and designated as "Trust Units", which are entitled to the rights, subject to limitations, restrictions and conditions set out in the Trust Indenture, as summarized herein; and (ii) described and designated as "Special Voting Units", which shall be issued to a trustee and shall be entitled to such number of votes at meetings of Trust Unitholders as is equal to the number of Trust Units reserved for issuance that such Special Voting Units represent, such number of votes and any other rights or limitations to be prescribed by the Board of Directors. The Special Voting Units give Search the flexibility to acquire the securities of another issuer in consideration for securities which are ultimately exchangeable for Trust Units. All Trust Units are of the same class with equal rights and privileges. Each Trust Unit is transferable, entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Trust, and distributions on liquidation, is fully paid and non-assessable and entitles the holder thereof to one vote at all meetings of Trust Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Search or the Trust. As holders of Trust Units in the Trust, the Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of anticipated distributable income from Search and the combined ability of the Board of Directors and

the Manager to effect long term growth in the value of the Trust. The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Trust Unitholder Limited Liability

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust Unitholder's share of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Trust Unitholder from any cost, damages, liabilities, expenses, charges and losses suffered by a Trust Unitholder resulting from or arising out of such Trust Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Notwithstanding the terms of the Trust Indenture, Trust Unitholders may not be protected from liabilities of the Trust to the same extent as a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust Fund) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Trust Unitholders of this nature arising is considered unlikely in view of the fact that the sole business activity of the Trust is to hold securities, and all of the business operations currently carried on by Search will be carried on by a corporate entity, directly or indirectly.

The business of the Trust and its wholly-owned Subsidiary, Search, are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Trust Unitholders for claims against the Trust, including obtaining appropriate insurance, where available, for the operations of Search and having written agreements signed by or on behalf of the Trust include a provision that such obligations are not binding upon Trust Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units or rights to acquire Trust Units may be issued at the times, to the persons, for the consideration, and on the terms and conditions that the Board of Directors determines. The Trust Indenture also provides that immediately after any pro rata distribution of Trust Units to all Trust Unitholders in satisfaction of any non-cash distribution, the number of outstanding Trust Units will be consolidated such that each Trust Unitholder will hold after the consolidation the same number of Trust Units as the Trust Unitholder held before the non-cash distribution. In this case, each certificate representing a number of Trust Units prior to the non-cash distribution is deemed to represent the same number of Trust Units after the non-cash distribution and the consolidation.

Cash Distributions

The amount of cash to be distributed annually per Trust Unit shall be equal to a *pro rata* share of interest on the Notes, royalty income from the Royalty, dividends on or in respect of shares of Search received by the Trust and income from the Permitted Investments; less: (i) administrative expenses and other obligations of the Trust; and (ii) amounts which may be paid by the Trust in connection with any cash redemptions of Trust Units. Search may apply some or all of its cash flow to capital expenditures to develop the Oil and Natural Gas Properties of Search or to acquire additional Oil and Natural Gas Properties prior to making any distributions to the Trust in the form of principal repayments on the Notes or dividends on the Common Shares or Preferred Shares. If on any Distribution Record Date the Trustee determines that the Trust does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash or if any cash distribution should be contrary to any subordination agreement, the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Trust Units having an equal value to the cash shortfall. Trust Units will be issued

pursuant to exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Trust derives interest income from its holdings of Notes. The Notes bear interest at 14% per annum, payable monthly and will mature on December 31, 2031, subject to extension for an additional 20 year term at the instance of the Board of Directors, with the approval thereof by resolution of the holders of Notes if the Trust does not then hold substantially all of the Notes. It is expected that the Trust's income will generally be limited to: (i) the interest received on the principal amount of Notes; (ii) royalty income received on the Royalty; and (iii) dividends (if any) received on Common Shares. See "Additional Information Respecting Search Energy Corp. - Notes".

The Board of Directors intends for the Trust to make monthly cash distributions. Cash distributions will be made monthly to the Trust Unitholders of record on the last day of each month (unless such day is not a Business Day, in which case the date of record shall be the next following Business Day) and shall be payable on the 15th day of each month or, if such day is not a Business Day, the next following Business Day or such other date as determined from time to time by the Trustee.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by the Trust, all rights to and under the Trust Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Trust Unit (the **"Redemption Price"**) equal to the lesser of: (i) 85% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are surrendered for redemption (the **"Redemption Date"**); and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading on the Redemption Date.

For the purposes of this calculation, "market price" is an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The "closing market price" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on or before the last day of the following month; provided that the entitlement of Trust Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitations that: (i) the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $100,000 (provided that the Trustee may, in its sole discretion, waive such limitation in respect of any calendar month); (ii) at the time such Trust Units are tendered for redemption the outstanding Trust Units shall be listed for trading on a stock exchange or traded or quoted on any other market which the Trustee considers, in its sole discretion, provides representative fair market value prices for the Trust Units; and (iii) the normal trading of Trust Units is not suspended or halted on any stock exchange on which the Trust Units are listed (or, if not listed on a stock exchange, on any market on which the Trust Units are quoted for trading) on the Redemption Date or for more than five trading days during the 10 day trading period commencing immediately after the Redemption Date.

If a Trust Unitholder is not entitled to receive cash upon the redemption of Trust Units as a result of the foregoing limitations, then the Redemption Price for such Trust Units shall be the Fair Market Value thereof (as defined in the Trust Indenture), as determined by the Trustee in the circumstances described in subparagraphs (ii) and (iii) above, and shall, subject to any applicable regulatory approvals, be paid and satisfied by way of distribution *in specie* of a *pro rata* number of Notes (in a minimum amount

of $100.00 and integral multiples of $1.00) from time to time outstanding (i.e., in a principal amount equal to the Redemption Price). No fractional Notes will be distributed and where the number of Notes to be received by a Trust Unitholder includes a fraction, such number shall be rounded to the next lowest whole number. The Trust shall be entitled to all interest paid or accrued and unpaid on the Notes on or before the date of the distribution *in specie*. If the Trust does not hold Notes having a sufficient principal amount outstanding to effect such payment, the Trust will be entitled to create and, subject to any applicable regulatory approvals, issue in satisfaction of the Redemption Price its own debt securities (the **"Redemption Notes"**) having terms and conditions substantially the same as the Notes, and with recourse of the holder limited to the assets of the Trust. Holders of such Notes and Redemption Notes will be required to acknowledge that they are subject to the subordination agreements described below under the heading "Additional Information Regarding Search Energy Corp. - Notes". Notes and Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans if the Trust ceases to qualify as a mutual fund trust.

It is anticipated that the redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes or Redemption Notes which may be distributed *in specie* to Trust Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes or Redemption Notes.

Meetings of Trust Unitholders

The Trust Indenture provides that meetings of Trust Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Additional Information Respecting Advantage Energy Income Fund - Amendments to the Trust Indenture"), the sale of the assets of the Trust as an entirety or substantially as an entirety (other than as part of an internal reorganization), the termination of the Trust and the direction of the Trustee as to the election of the directors of Search. Meetings of Trust Unitholders will be called and held annually for, among other things, the election of the Trustee, the appointment of auditors of the Trust, and the direction of the Trustee as to the election of the directors of Search. A resolution appointing or removing a Trustee, the auditors of the Trust, or the direction of the Trustee as to the election of the directors of Search must be passed by a simple majority of the votes cast by Trust Unitholders. The balance of the foregoing matters must be passed by at least 66 2/3% of the votes cast at a meeting of Trust Unitholders called for such purpose.

A meeting of Trust Unitholders may be convened at any time and for any purpose by the Trustee and must be convened if requisitioned by the holders of not less than 20% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Trust Unitholders may attend and vote at all meetings of Trust Unitholders either in person or by proxy and a proxyholder need not be a Trust Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Trust Unitholders. The first annual and special meeting of Trust Unitholders is scheduled for June 25, 2002.

Information and Reports

The Trust will furnish to Trust Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Trust Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of Trust Unitholders, the Trustee will provide the Trust Unitholders (along with notice of such meeting) a proxy form and an information circular containing information similar to that required to be provided to shareholders of a Canadian public corporation.

The Board of Directors will ensure that Search provides the Trust with proper disclosure as to its business and financial operations and sufficient information and materials on a timely basis to allow the Trust to meet its public reporting requirements. With respect to material changes, the Board of Directors will ensure that Search provides timely disclosure to the Trust as if Search were a public corporation.

Takeover Bids

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Trust Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustee

The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Trust Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the first annual meeting of Trust Unitholders. Thereafter, the trustee shall be reappointed or changed every year as may be determined by a majority of the votes cast at a meeting of the Trust Unitholders. The Trustee may resign upon 60 days' notice to the Trust. The Trustee may also be removed by special resolution of the Trust Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Delegation of Authority, Administration and Trust Governance

The Board of Directors has generally been delegated the significant management decisions of the Trust and the Manager has been retained to administer the Trust on behalf of the Trustee. In particular, the Trustee has delegated to the Board of Directors responsibility for any and all matters relating to: (a) any offering of securities of the Trust, including: (i) ensuring compliance with all applicable laws; (ii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (iii) all matters concerning any subscription agreements or underwriting or agency agreements providing for the sale of Trust Units or securities convertible for or exchangeable into Trust Units or rights to Trust Units; and (iv) all matters concerning the adoption of a unitholder rights plan; (b) all matters concerning the terms of, and amendment from time to time of, material contracts; (c) all matters relating to the redemption of Trust Units; (d) the determination of any Distribution Record Date other than the last day of each calendar month and the payment of cash distributions to Unitholders; (e) the determination of any borrowings under the Trust Indenture; (f) the acquisition of Permitted Investments and Subsequent Investments by the Trust and the negotiation of agreements respecting Subsequent Investments; (g) maintaining the books and records of the Trust and providing timely reports to Unitholders; (h) the financial statements of the Trust and Search; (i) the continued listing of the Trust Units of the Trust on any exchange and to maintain the Trust's status as a reporting issuer, including press releases and material change reports as required by the continuous disclosure requirements of applicable securities legislation; and (j) the Initial Permitted Securities. Trust Unitholders are entitled to elect a majority of the board of directors of Search pursuant to the terms of the Shareholder Agreement. Subject to the ultimate authority of the board of directors of Search, Search and the Trust will be managed by the Manager. For more information as to the board of directors of Search, see "Additional Information Respecting Search Energy Corp. - Management of Search".

Decision-Making

Although the Manager will provide certain advisory and management services to the Trust pursuant to the Management Agreement, the Board of Directors will supervise the management of the business and affairs of the Trust, including the business and affairs of the Trust delegated to Search. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties, assets or securities (individually or in the aggregate with respect to any single type of security) for a purchase price or proceeds in excess of $2,000,000; (ii) the approval of annual operating and capital expenditure budgets; and (iii) establishment of credit facilities, will be made by the Board of Directors. In addition, the Trustee has delegated certain matters to the Board of Directors, including all decisions relating to: (i) issuance of additional Trust Units; and (ii) the determination of the amount of Distributable Income. Any amendment to any material contract to which the Trust is a party will require the approval of the Board of Directors on behalf of the Trust. The Board of Directors generally intends to hold regularly scheduled meetings to review the business and affairs of the Trust and Search and to make any necessary decisions relating thereto.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Trust Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by the Manager or any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Manager, Search, or any other person to whom the Trustee has, with the consent of Search, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Manager or Search to perform its duties under or delegated to it under the Trust Indenture or any material contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture or any material contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by at least 66 2/3% of the votes cast at a meeting of the Trust Unitholders called for such purpose.

The Trustee may, without the approval of the Trust Unitholders, make certain amendments to the Trust Indenture, including amendments:

1. for the purpose of ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental or other authority having jurisdiction over the Trustee or over the Trust;

2. ensuring that the Trust will satisfy the provisions of each of Sections 108(2)(a) and 132(6) of the Tax Act, as from time to time amended or replaced;

3. which, in the opinion of the Trustee, provide additional protection for or benefit to the Trust Unitholders;

4. to remove any conflicts or inconsistencies in the Trust Indenture or making corrections, including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Trust Unitholders;

5. which, in the opinion of the Trustee, are necessary or desirable as a result of changes in taxation laws; and

6. removing or curing inconsistencies between the Trust Indenture and the Material Contracts (as such term is defined in the Trust Indenture) which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Unitholders.

Unitholders will be asked to approve, by way of special resolution, a variety of proposed changes to the Trust Indenture at the annual and special meeting of Unitholders scheduled for June 25, 2002. The specific details of such amendments are set forth in the Trust's Information Circular – Proxy Statement dated May 16, 2002.

Private Placements

At the upcoming annual and special meeting of Unitholders, Unitholders will be asked to authorize the sale by the Trust in one or more private placements of up to 15,000,000 Trust Units on such terms as may be determined by the board of directors of Search

and by the Trust. It is anticipated that the Trust may undertake substantive private placements to complete acquisitions or raise equity capital in order to fund capital expenditures or acquisitions that may enhance the Trust's business prospects. The Trust will regularly evaluate opportunities which will assist in enhancing Trust Unitholder value and the private placement of Trust Units or instruments convertible into Trust Units will be routinely considered as a financing alternative, particularly as a private placement can typically be structured to reduce the market risk associated with traditional long form public financings. The Trust obtained such approval last year in order to retain the flexibility to issue up to 6,000,000 Trust Units by private placement in 2001. The Trust is not currently considering the specific terms of any private placement pursuant to which it may issue Trust Units.

Any private placement must be undertaken in accordance with applicable corporate law, securities legislation and stock exchange by-laws, regulations and policies. Among other things, such regulations limit the discount to the market price at which the Trust Units may be sold pursuant to a private placement.

Some or all of the Trust Units offered by private placement may be purchased by insiders of the Trust or Search. The issuance of greater than 25% of the Trust's issued and outstanding Trust Units to a new or existing Unitholder or group of Unitholders may result in a change of control of the Trust or enhance an existing control position. To the extent that Trust Units are purchased by insiders, persons having a significant or controlling interest in the Trust may enhance their ownership position with respect to existing Unitholders who do not participate in the private placement. Where insiders of the Trust or Search participate in any such private placement, the TSE may require evidence of the approval of the majority of Unitholders, excluding the participating insiders, to the private placement. Funds received from any private placement will be added to the Trust's working capital to be used for financing programs, projects, acquisitions, debt reduction or for general corporate purposes.

Term of the Trust and Sale of Substantially All Assets

The Trust has been established for a term ending December 31, 2095. Pursuant to the Trust Indenture, termination of the Trust or the sale or transfer of the assets of the Trust as an entirety or substantially as an entirety, except as part of an internal reorganization of the assets of the Trust as approved by the Board of Directors, requires approval by at least 66 2/3% of the votes cast at a meeting of the Trust Unitholders.

Exercise of Voting Rights Attached to Common Shares

The Trust Indenture provides that the Trust shall not, among other things, authorize:

1. any issue of shares in the capital of Search other than to the Trust; and

2. any disposition of all or substantially all of the assets of Search, except in conjunction with an internal reorganization;

without the authorization of at least 66 2/3% of the votes cast at a meeting of the Trust Unitholders called for such purpose.

ADDITIONAL INFORMATION RESPECTING SEARCH ENERGY CORP.

Management of Search

Pursuant to the Shareholder Agreement, the Board of Directors is comprised of not more than nine nor less than five members. The Board of Directors is currently comprised of the seven members indicated below. Pursuant to the Management Agreement, the Manager will, at all times, have the right to designate two directors to the Board of Directors. The directors of Search that were appointed by the Manager are Kelly Drader and Gary Bourgeois. Unitholders will always be entitled to elect the majority of the Board of Directors. In addition, a majority of the Board of Directors must not be officers, employees or consultants of Search, the Manager, or any of their respective affiliates, and the Chairman of the Board of Directors must be a director of the Board elected by the Unitholders. The following table sets forth certain information respecting Search's directors and executive officers.

Name and Municipality of Residence	Position Held and Period Served as a Director[7]	Principal Occupations During Past Five Years
Gary F. Bourgeois Toronto, Ontario	Vice-President, Corporate Development and Director since May 24, 2001	Vice-President, Corporate Development of Search since May 24, 2001. Vice-President of the Manager since March 2001. Prior thereto, Managing Director of the EnerPlus Group of Companies, which companies specialize in management of oil and gas income funds and royalty trusts (1998-2000). In addition, President of Queen-Yonge Investments Limited (since 1985), a private family-owned investment holding company with holdings in oil and gas royalty trusts, real estate income funds, direct oil and gas properties, private and public exploration and production companies, and direct commercial real estate holdings.
Kelly I. Drader[2] Calgary, Alberta	President, Chief Executive Officer and Director since May 24, 2001	President and Chief Executive Officer of Search since May 24, 2001. President of the Manager since March 2001. Prior thereto, Senior Vice-President (1997-2001) and Vice-President, Finance and Chief Financial Officer (1990-1997) of EnerPlus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.
Ronald A. McIntosh[3] Calgary, Alberta	Director since September 25, 1998	President and Chief Executive Officer of Ventus Energy Ltd. since October 2001. Prior thereto, Chief Operating Officer of Gulf Canada Resources Ltd. since December, 2000. Prior thereto, Mr. McIntosh was Vice President, Exploration and International of Petro-Canada since May 1996.
Roderick M. Myers[2][3] Calgary, Alberta	Director since December 31, 1996	Since May 24, 2001, a self-employed oil and gas consulting engineer, specializing in the evaluation and acquisition of oil and gas properties. Prior thereto, Vice-President, Business Development of Search.
Steven Sharpe[1][2] Toronto, Ontario	Director since May 24, 2001	Managing Director of The EBS Corporation, a management and strategic consulting firm, since June 2001. From July 1998 to June 2001, Executive Vice-President or Vice-President, Strategic Development of The Kroll-O'Gara Company, a NASDAQ listed professional consulting, manufacturing, Internet and electronic commerce security company. Prior thereto, Mr. Sharpe was a partner with Davies, Ward & Beck, a Toronto-based law firm.
Rodger A. Tourigny[1][3][5] Calgary, Alberta	Director since December 31, 1996	President of Tourigny Management Ltd., a private oil and gas consulting company.
Lamont Tolley[1] Calgary, Alberta	Non-Executive Chairman and Director since May 24, 2001	Independent businessman who has been active in the oil and gas industry for 20 years. Currently the President of Genex Energy Inc., a private oil and gas company. Prior to June 1999, he was a principal and operating manager of Starvest Capital Inc., a private company which managed both private institutional oil investments and two public royalty trusts: Starcor Energy Royalty Fund and Orion Energy Trust.

Name and Municipality of Residence	Position Held and Period Served as a Director[7]	Principal Occupations During Past Five Years
Patrick J. Cairns Calgary, Alberta	Senior Vice-President	Senior Vice-President of Search since June 2001. Vice-President of the Manager since May 2001. Prior thereto, Mr. Cairns was Vice-President, Evaluations with the Enerplus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.
Jeffrey P. Jongmans Calgary, Alberta	Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of Search
Toshiyuki Takahashi Calgary, Alberta	Vice-President, Exploitation	Vice-President, Exploitation of Search since August 2001. Vice-President of the Manager since May 2001. Prior thereto, Mr. Takahashi was Manager of Acquisitions with the Enerplus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.
Richard Mazurkewich Calgary, Alberta	Vice-President, Operations	Vice-President, Operations of Search since August 2001. Prior thereto, Manager, Production and Facilities of Search since March 1998. Prior thereto, Production Engineer with Canadian Natural Resources Limited.
Jay P. Reid Calgary, Alberta	Corporate Secretary	Partner, Burnet, Duckworth & Palmer LLP, a Calgary based law firm.

Notes:

(1) Member of the audit committee.

(2) Member of the compensation committee.

(3) Member of the independent reserve evaluation committee.

(4) The Corporation does not have an executive committee of the Board.

(5) Mr. Tourigny was a director of Probe Exploration Inc. ("Probe") prior to its receivership and prior to the issuance of cease trade orders in respect of Probe's securities by the Alberta Securities Commission and the Ontario Securities Commission on July 7, 2000 and July 17, 2000, respectively. The cease trade orders were issued because Probe failed to file certain required financial statements. As at the date hereof, the cease trade orders remain outstanding. Probe's common shares were suspended from trading on the TSE on March 17, 2000, and were subsequently delisted from the TSE at the close of business on March 16, 2001. Mr. Tourigny resigned his directorship with Probe effective April 14, 2000.

(6) The Corporation's directors shall hold office until the next annual general meeting of the Corporation's shareholders or until each director's successor is appointed or elected pursuant to the ABCA, the Shareholder Agreement and the Management Agreement.

(7) The period of time served as a director of Search includes the period of time served as a director of Search prior to the Amalgamation, where applicable. Each of the directors were appointed directors of post-Reorganization Search on May 24, 2001.

As at March 31, 2002, the directors and executive officers of Search, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 655,710 Units, or approximately 2.4% of the issued and outstanding Units.

Distribution Policy

It is anticipated that income to be received by the Trust will be from: (i) the interest received on the principal amount of Notes; (ii) royalty income from the Royalty; and (iii) the dividends received from the Common Shares and Preferred Shares (if any). The Trustee makes monthly cash distributions to Trust Unitholders of the interest income earned from the Notes, royalty income from the Royalty and dividends, if any, received on Common Shares, after expenses, if any, and any cash redemptions of Trust Units. See "Risk Factors - Oil and Natural Gas Prices/Delay in Cash Distributions/Dependence on Search".

Share Capital

Search is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares. The Trust is the sole holder of the issued and outstanding Common Shares. There are no Preferred Shares issued and outstanding. The Trust is also the sole holder of the outstanding Notes.

The following is a description of the rights attaching to the Common Shares and Preferred Shares.

Common Shares

Each Common Share entitles its holder to receive notice of and to attend all meetings of the shareholders of Search and to one vote at such meetings. The holders of Common Shares are, at the discretion of the Board of Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares. The holders of Common Shares are entitled to share equally in any distribution of the assets of Search upon the liquidation, dissolution, bankruptcy or winding-up of Search or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to any instruments having priority over the Common Shares. At the annual and special meeting of Unitholders scheduled for June 25, 2002, Unitholders will be asked to consider and approve an amendment to Search's Articles of Amalgamation to add a class of non-voting common shares (the "Non-Voting Shares"). The Non-Voting Shares will have identical rights to the Common Shares except that holders of Non-Voting Shares will not be entitled to receive notice of or attend at meetings of shareholders of Search or to vote their shares at such meetings.

Preferred Shares

The Preferred Shares may be issued from time to time in one or more series, each series consisting of such number of Preferred Shares as determined by the Board of Directors who may also fix the designations, rights, privileges, restrictions and conditions attached to the shares of each series of Preferred Shares. No Preferred Shares are presently issued and outstanding. The Preferred Shares of each series shall, with respect to payment of dividends and distributions of assets in the event of liquidation, dissolution or winding up of Search, whether voluntary or involuntary, or any other distribution of the assets of Search among its shareholders for the purpose of winding up its affairs, rank on a parity with the Preferred Shares of every other series and shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares.

Notes

The following is a summary of the material attributes and characteristics of the Notes. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of the Note Indenture, pursuant to which the Notes are issued.

The aggregate principal amount of the Notes as at December 31, 2001 was $204,623,878 and the Notes mature on December 31, 2031, subject to an extension for an additional 20-year term. The Notes bear interest at the rate of 14% per annum, payable monthly on the 15th day of the month (or if such day is not a Business Day, the first Business Day thereafter) for interest earned during the preceding month. The principal and interest on the Notes are payable in lawful money of Canada.

The Notes are issuable only as fully registered Notes in minimum denominations of $100.00 and integral multiples of $1.00.

Payment upon Maturity

On maturity and subject to any applicable subordination restrictions, Search will repay the indebtedness represented by the Notes by paying to the Note Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Notes, together with accrued and unpaid interest thereon.

Redemption

The Notes will not be redeemable at the option of Search or by the holders thereof prior to maturity except in the limited circumstances prescribed by the Note Indenture where the Board of Directors believe the indebtedness represented by the Notes

could not be refinanced on maturity, or where Search is prevented by applicable law from paying dividends or making other distributions in respect of Common Shares.

Ranking

Payment of the principal and interest (other than regularly scheduled interest and principal at maturity, provided no default on Senior Indebtedness (as hereinafter defined) has occurred and payment of such interest or principal is not otherwise required to be suspended in accordance with the terms of subordination agreements which may be entered into with the holders of Senior Indebtedness (as herein defined)) on the Notes will be subordinated in right of payment, as set forth in the Note Indenture, to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness (**"Senior Indebtedness"**) which is defined as (a) all indebtedness, obligations and liabilities of Search in respect of borrowed money (including the deferred purchase price of property), other than (i) indebtedness evidenced by the Note Indenture and (ii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Note Indenture, and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of Search, other than indebtedness, obligations and liabilities of Search represented by the Notes. The Note Indenture provides that in the event of any creditor proceedings relative to Search, the holders of all Senior Indebtedness, which would include bank debt and suppliers of Search, will be entitled to receive payment in full before the holders of the Notes are entitled to receive any payment. Any amount of property received contrary to these provisions shall be held in trust for and paid over to the holders of Senior Indebtedness.

In the event of any creditor proceedings, the indebtedness represented by the Notes is not to be classified with any Senior Indebtedness for voting or distribution, which means that holders of Senior Indebtedness may vote separately from the holders of Notes in respect of any restructuring or arrangement proposal regarding Search.

Default

The Note Indenture provides that any of the following shall constitute an "Event of Default": (i) default in payment of the principal of the Notes when the same becomes due; (ii) the failure to pay the interest obligations of the Notes for a period of 12 months; (iii) default on any indebtedness exceeding $5,000,000; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency or receivership; (v) the taking of possession by an encumbrancer of all or substantially all of the property of Search; or (vi) default in the observance or performance of any other covenant or condition of the Note Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to Search specifying such default and requiring Search to rectify the same.

Subordination Agreements

Pursuant to the terms of the Note Indenture, the Note Trustee may enter into subordination agreements with the holders of certain Senior Indebtedness under which the Note Trustee, on behalf of the holders of Notes, may agree directly with a holder of Senior Indebtedness in implementation of and/or in addition to the subordination terms described under "Additional Information Respecting Search Energy Corp. - Notes - Ranking". The Note Trustee may give a holder of Senior Indebtedness a power of attorney to be exercised in any creditor proceedings to enforce the terms thereof. The Note Trustee may also agree to ensure any transferee of Notes (or other securities of Search) agrees to be bound by the provisions of the subordination agreements.

The Royalty Agreement

Pursuant to the Royalty Agreement, Search has granted to the Trust the Royalty on Search's interest in petroleum substances within, upon or under all of Search's developed and undeveloped Canadian Oil and Natural Gas Properties. The Royalty does not constitute an interest in land and the Trust is not entitled to take its share of production in kind or to separately sell or market its share of petroleum substances.

The Royalty Agreement provides that the Trust will be entitled to be paid, by way of cash distributions, the amount payable in respect of the Royalty monthly on or about the 15th day of the month following the month to which a cash distribution relates. Cash distributions will equate to the income to which the Trust is entitled, being the gross revenues received by Search from

petroleum substances, produced, saved and marketed from its Canadian Oil and Natural Gas Properties subject to the Royalty, less certain permitted deductions.

Shareholder Agreement

Pursuant to the Shareholder Agreement, prior to the Trust voting its shares in Search, each Trust Unitholder shall be entitled to vote in respect of the matter on the basis of one vote per Trust Unit held and the Trust shall be required to vote its shares in Search in accordance with the result of the vote of Trust Unitholders. Holders of Trust Units shall be entitled to direct the Trust as to how to vote in respect of all matters placed before the shareholder of Search, including, subject to the right of the Manager to designate two directors, the election of the directors of Search, approving its financial statements, and appointing auditors of Search, who shall be the same as the auditors of the Trust. In addition, Trust Unitholders will be entitled to direct the Trust as to how to vote its shares in Search on any proposed amendment to the Shareholder Agreement, where such amendment affects the rights of Unitholders to elect a majority of the Board of Directors. The Trust will not be entitled, without the direction of Trust Unitholders, to exercise its rights as the sole shareholder of Search except as set forth above.

It is a term of the Shareholder Agreement that the Board of Directors shall consist of a minimum of five and a maximum of nine directors, with the present number of directors set at seven. The Shareholder Agreement provides that Trust Unitholders are entitled to elect a majority of the Board of Directors. Under the terms of the Shareholder Agreement, the Manager has the right to designate two directors to the Board of Directors.

ADDITIONAL INFORMATION RESPECTING ADVANTAGE INVESTMENT MANAGEMENT LTD.

Pursuant to the Management Agreement, the Manager has agreed to act as manager of the Trust and Search. The Board of Directors of Search have retained the Manager to provide comprehensive management services and have delegated certain authority to the Manager to assist in the administration and regulation of the day-to-day operations of the Trust and Search and assist in executive decisions which conform to the general policies and general principles previously established by the Board of Directors of Search. The Manager will provide executive officers to Search, subject to the approval of the Board of Directors of Search.

Management of the Manager

The following table outlines the names and municipalities of residence and principal occupations of the officers of the Manager who will be responsible for the provision of such executive services.

Name and Municipality of Residence	Office	Principal Occupation During the Past Five Years
Kelly Drader Calgary, Alberta	President	President and Chief Executive Officer of Search since May 2001. President of the Manager since March 2001. Prior thereto, Senior Vice-President (1997-2001) and Vice-President, Finance and Chief Financial Officer (1990-1997) of EnerPlus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.
Gary Bourgeois Toronto, Ontario	Vice-President	Vice-President, Corporate Development of Search since May 2001. Vice-President of the Manager since March 2001. Prior thereto, Managing Director of the EnerPlus Group of Companies, which companies specialize in management of oil and gas income funds and royalty trusts (1998-2000). In addition, President of Queen-Yonge Investments Limited (since 1985), a private family-owned investment holding company with holdings in oil and gas royalty trusts, real estate income funds, direct oil and gas properties, private and public exploration and production companies, and direct commercial real estate holdings.
Patrick J. Cairns Calgary, Alberta	Vice-President	Senior Vice-President of Search since June 2001. Vice-President of the Manager since May 2001. Prior thereto, Mr. Cairns was Vice-President, Evaluations with the Enerplus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.

Name and Municipality of Residence	Office	Principal Occupation During the Past Five Years
Toshiyuki Takahashi Calgary, Alberta	Vice-President	Vice-President, Exploitation of Search since August 2001. Vice-President of the Manager since May 2001. Prior thereto, Mr. Takahashi was Manager of Acquisitions with the Enerplus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.

Management Agreement

The Management Agreement provides that during the term of the Management Agreement and any renewal thereof the Manager shall provide recommendations, assistance and advisory services as requested or required by Search and the Trust, respecting the following:

1. to Search:

   (a) keep and maintain at its offices at all times books, records and accounts which shall contain particulars of operations, receipts, disbursements and investments relating to the Properties and Search;

   (b) make available, in performing its obligations under the Management Agreement, office space, equipment and qualified personnel including all engineering, geological, geophysical, accounting, clerical, secretarial, corporate and administrative services as may be necessary to perform its obligations;

   (c) arrange or provide for the payment of all costs and expenses incurred by or on behalf of Search in connection with the Properties upon receipt of monies from Search;

   (d) provide or arrange for the administration of all the records and documents for the Properties including establishing and maintaining documents, correspondence files, land files and records;

   (e) provide or arrange to provide such audit, legal, geological, engineering, geophysical, financial, insurance and other professional services or advice and analysis as the officers or directors of Search may require or desire to permit any of them to make informed decisions in connection with the discharge by them of their responsibilities as officers or directors, to the extent such advice and analysis can be reasonably provided or arranged by the Manager;

   (f) at least annually and at other times as requested by the Board of Directors, prepare all production, capital and expense budgets and business plans in connection with the Properties and also provide quarterly progress reports to the board of directors of Search;

   (g) provide or cause to be provided to Search any services or analysis reasonably necessary for Search to be able to consider or participate in any acquisition, development or disposition by Search of an interest in the Properties or other interests in assets;

   (h) provide or arrange for such additional administrative services as Search may reasonably request in connection with the Properties, including services relating to the administration of credit facilities obtained by Search;

   (i) review opportunities to acquire additional Properties which, acting reasonably, it believes Search might reasonably be interested in acquiring and from time to time to present Search opportunities to acquire Properties consistent with the investment criteria of Search;

   (j) conduct negotiations for the acquisition of Properties, provide lease and land services related to such acquisitions (including examination and evaluation of any title documents) and arrange for examination and preparation of legal documents or such other services required in connection with such acquisitions, provided that the Manager shall be deemed not to make any warranty of title with respect to any Properties acquired by Search;

(k) provide or arrange for all necessary exploitation, development and other services in respect of acting as operator of any of the Properties;

(l) review all data, information, notices and requests tendered by any third party operator, advise Search as to the appropriate action to be taken and provide or arrange for any required expertise on behalf of Search to facilitate the proper conduct of operations in respect thereof;

(m) arrange for and negotiate, on behalf of and in the name of Search, all contracts with third parties for the proper management and operations of the Properties;

(n) supervise the disposition and marketing of petroleum substances from the Properties, invoice third parties as required and effect the collection of receivables relating thereto;

(o) ensure that Search complies with all material regulations, statutes and reporting requirements in connection with the Properties;

(p) carry out the functions and obligations of Search contained in the Royalty Agreement with respect to operation of the Properties; and

(q) negotiate all borrowings required by Search to purchase Properties or to fund capital expenditures; and

2. to the Trust:

(a) ensure compliance by the Trust with its legal obligations, including its continuous disclosure obligations under all applicable securities legislation;

(b) provide investor relations services;

(c) provide the holders of Trust Units with financial reports and tax information relating to the Properties, the Notes, the Royalty and the Trust;

(d) call, hold and distribute materials including notices of meetings and information circulars in respect of all necessary meetings of Unitholders;

(e) recommend the amounts payable from time to time to Unitholders and to arrange for distributions to Unitholders of distributable income;

(f) recommend the timing and terms of future offerings of Trust Units or securities convertible or exchangeable into Trust Units or other public or private securities, if any; and

(g) recommend investments in Permitted Investments.

The Manager is paid fees for providing all of the services in (a) and (b) above. See "Additional Information Respecting Advantage Investment Management Ltd. - Compensation and Term". Notwithstanding the delegations provided in (a) and (b) above, the Board of Directors will supervise the management of the business and affairs of Search, including the business and affairs of the Trust delegated to Search, and in particular:

1. significant operational decisions in respect of Search as identified by the Manager, acting reasonably; and

2. decisions relating to:

(a) any offerings, including the issuance of additional Trust Units or securities convertible into or exchangeable for Trust Units;

(b) the acquisition and disposition of properties, assets, securities (individually or in the aggregate with respect to any single type of security) for a purchase price or proceeds in excess of $2,000,000;

(c) the approval of operating and capital expenditure budgets;

(d) the establishment of credit facilities;

(e) all matters to do with the continued listing of the Trust Units on any exchange and to maintain the Trust's status as a reporting issuer, including press releases and material change reports as required by continuous disclosure requirements of applicable securities legislation;

(f) the determination of the amount of Distributable Income; and

(g) the approval of any amendment to the Management Agreement, the Royalty Agreement, the Note Indenture or the Shareholder Agreement on behalf of the Trust and those matters as set forth in the Trust Indenture that may be amended without the approval of Unitholders;

shall be subject to the approval of the Board of Directors.

The Manager and the Trust are responsible for ensuring compliance with the continuous disclosure obligations under all applicable securities legislation. The Manager has been indemnified by Search and the Trust in respect of damages suffered relating to the performance of services under the Management Agreement provided that the Manager is in compliance with the standard of care described below and any of its directors, officers or employees have been indemnified by Search and the Trust provided that such person shall not be found to be liable for or guilty of wilful misfeasance, bad faith, gross negligence or reckless disregard of his or her duty to Search or the Trust.

In exercising its powers and discharging its duties under the Management Agreement, the Manager is required to exercise that degree of care, diligence and skill that a reasonably prudent operator and manager in respect of oil and gas properties in western Canada and a manager of a publicly-traded reporting issuer, having responsibility for the subject management, advisory and administrative services, would exercise in comparable circumstances.

Acquisition and Disposition Strategy

The strategy employed by the Manager is to maintain the level of production of oil and natural gas from Search's existing properties and to supplement production by reserve acquisitions. To maintain production, capital expenditures are focused on development activity as opposed to exploration. Exploration properties are generally sold, farmed out or developed using third party resources. Reserve replacement and additions are achieved through development activity and acquisitions.

In addition, as part of the services to be provided by the Manager to Search and the Trust, the Manager may recommend that Search enter into agreements to dispose of Oil and Natural Gas Properties and make farmouts and other dispositions of such properties. Approval by the Board of Directors of any acquisitions or dispositions is required where the properties being acquired or disposed of have a purchase price or proceeds in excess of $2,000,000.

Compensation and Term

In its role under the Management Agreement as manager and administrator of Search and the Trust, the Manager receives the following fees:

1. a fee in an amount equal to 1.5% of Operating Cash Flow, such amount to be calculated as at the end of each calendar quarter or portion thereof if applicable and paid on the 15th day following any such calendar quarter or if such day is not a Business Day, on the next Business Day; and

2. a fee equal to 10% of the Total Return Amount (which means in respect of any Return Period an amount equal to the Total Return Percentage minus 8% if the Return Period is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization for that Return Period), such

amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period or if such day is not a Business Day on the next Business Day.

In addition, the Manager has the option (subject to any necessary regulatory approval) of receiving all or part of the fee provided in (b) above in Trust Units at the Unit Market Price calculated as at the end of the relevant period. To date, no such election has been made.

The Manager representatives who act as employees or officers of Search are entitled to participate in any benefit plans in place for Search employees (including under any incentive plan) and are entitled to industry competitive salaries (as approved by the Board of Directors) for acting in such capacity.

The Manager does not receive any acquisition or disposition fees.

It is the intention of the Manager that the management fees referred to in (a) and (b) above (collectively, the **"Management Fees"**) will fund all employee bonuses and incentive plans and, to date, have been allocated by the Manager on the following basis:

Manager Shareholders	66 2/3%
Employees of Search	33 1/3%

The allocation of the Management Fees and the Termination Fees (as defined below) amongst the employees of Search will be distributed based upon the recommendations of the Manager as approved by the Board of Directors.

The initial term (the **"Initial Term"**) of the Management Agreement is 3 years, and on each anniversary date of the Management Agreement it automatically renews on an "evergreen" basis for additional one year periods provided that the Board of Directors has not provided notice to the Manager prior to any such renewal that such renewal shall not occur. In all instances of termination (except where the Management Agreement terminates at the end of the term) a termination fee (the **"Initial Termination Fee"**) equal to the Management Fees paid for the immediately prior two years shall be payable, which will be adjusted on a *pro rata* basis to reflect a full two-year period if a two-year time period has not yet passed. Upon completion of the Initial Term, in all instances of termination (except where the Management Agreement terminates at the end of the term) a termination fee (**"Subsequent Termination Fee"**) equal to the Management Fees paid for the immediately prior 2 ½ years shall be payable. In no instance shall the Manager be entitled to both the Initial Termination Fee and the Subsequent Termination Fee. The Initial Termination Fee and the Subsequent Termination Fee are collectively referred to herein as the **"Termination Fees"**. Notwithstanding the foregoing, if, during the Initial Term, Kelly Drader (or an alternative individual with comparable skill and experience who is acceptable to the Board of Directors) no longer provides all or substantially all of his work time to Search and the Trust, the Management Agreement can be terminated by Search and the Trust and the Manager will not be entitled to any Termination Fees.

In addition, the Manager is entitled to reimbursement by the Trust and Search of General and Administrative Costs and expenses related to the Manager's performance under the Management Agreement, other than costs related solely to the Manager and costs related to employee bonuses and incentive plans.

Conflicts of Interest

The executive officers of the Manager have extensive experience in the oil and gas business and in the management of private and public entities. As a result, certain of the directors, officers and employees of the Manager, and certain of the consultants retained by the Manager from time to time, may also be directors, officers and employees of affiliates of the Manager or may be consultants retained by affiliates of the Manager. The Management Agreement contains provisions which require the Manager to make disclosure to the Trustee and the Board of Directors of the fact and substance of any particular conflict of interest, if one should occur, and to use all reasonable efforts to resolve such conflict of interest in a manner which will treat the Trust or Search, as the case may be, and the other interested party in an even handed manner taking into account all of the circumstances of the Trust or Search, as the case may be, and such interested party and to act honestly and in good faith in resolving such matters.

Pursuant to the Management Agreement, the Manager has agreed to make Kelly Drader available for the performance of the services to be provided to the Trust and Search and Mr. Drader will, during the Initial Term, commit substantially all of his work

time on an annual basis to Search and the Trust in performing the services to be provided under the Management Agreement and in acting as Search's President and Chief Executive Officer.

The Management Agreement also provides that the Manager and the ManagementCo Group agree that during the Initial Term:

1. they will not manage another oil and gas income fund or royalty trust;

2. they will not, without prior approval of the Trust and Search, acting reasonably, as determined by the Board of Directors, make investments in or acquire oil and gas assets or income funds, royalty trusts or companies owning oil and gas assets except for the purchase of securities of public oil and gas companies, income funds or royalty trusts on a recognized stock exchange for investment purposes. Such shareholding in each such investment shall not exceed 10% of the issued and outstanding securities of any such issuer; and

3. they will not, without prior approval of the Trust and Search, acting reasonably, as determined by the Board of Directors, conduct any other business activities relating to Canadian resource properties or rendering services or acting as advisor or manager to any other person or entity that may have investment or business interests similar to those of Search or the Trust;

and thereafter they will not do any of the foregoing except with prior disclosure to the Board of Directors of the nature and extent of their interest in such activities and a description of such activities and unless, in each case, the consent of the Board of Directors is first obtained.

As at the date hereof, neither the Trust, Search nor the Manager are aware of any existing or potential material conflicts of interest between the Trust and/or Search and a director or officer of the Manager.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Financial Information

The following is a summary of selected financial information of the Trust/Search for the periods indicated. When reviewing the following selected annual financial information, it should be noted that Search completed the Stoddart/North Pine Acquisition in mid-March 1999, and the Palliser Acquisition in August 2000, and Advantage completed the Due West Acquisition effective August 1, 2001 and the Gascan Acquisition and the Property Acquisitions effective January 1, 2002, which acquisitions significantly impacted Advantage's and Search's operating results, assets and liabilities, as described below and elsewhere herein. For details in respect of these acquisitions, see "General Development of the Business - History and Development - Search Energy Corp" and "Description of the Business and Operations - Significant Acquisitions and Significant Dispositions".

	Period From May 24 to December 31, 2001[(1)]	Year Ended December 31, 2000	Year Ended December 31, 1999
	(millions of dollars, except per unit/share amounts)		
Total revenue (before royalties)	38.6	72.8	25.8
Cash flow from operations	20.3	44.4	13.5
Per unit/share - basic	1.37	0.92	0.29
Per unit/share - fully diluted	1.37	0.88	0.28
Net income	9.6	16.0	5.7
Per unit/share - basic	0.62	0.33	0.12
Per unit/share - fully diluted	0.62	0.32	0.12
Total assets	234.3	154.3	68.3
Total long-term financial liabilities	23.2	35.0	13.0
Cash distributions per unit	1.45	-	-

Note:

(1) The Reorganization of Search into an income trust structure occurred effective May 24, 2001. The data presented for the period ended December 31, 2001 represents data from Advantage's first financial year of May 24, 2001 to December 31, 2001.

Quarterly Financial Information

The following is a summary of selected financial information of Advantage/Search for the periods indicated.

	Total Revenues (Before Royalties)	Net Income	Net Income Per Unit/Share - Basic	Net Income Per Unit/Share - Fully Diluted	Cash Flow From Operations	Cash Flow From Operations Per Unit/Share - Basic	Cash Flow From Operations Per Unit/Share - Fully Diluted
	(millions of dollars, except per share amounts)						
2000							
First Quarter	9.4	1.8	0.04	0.04	5.7	0.12	0.11
Second Quarter	12.6	2.8	0.06	0.05	7.4	0.16	0.15
Third Quarter	19.2	4.2	0.09	0.08	11.7	0.24	0.22
Fourth Quarter	31.6	7.2	0.15	0.14	19.7	0.40	0.40
2001							
First Quarter	29.5	7.3	0.15	0.14	16.2	0.33	0.32
Second Quarter(1)	7.4	2.0	0.15	0.15	4.4	0.34	0.34
Third Quarter	16.4	3.7	0.28	0.28	8.5	0.66	0.66
Fourth Quarter	14.8	3.9	0.18	0.18	7.5	0.37	0.37

Note:

(1) The Reorganization of Search into an income trust structure occurred effective May 24, 2001. The data presented for the second quarter of 2001 represents data from Advantage's first reporting period of May 24, 2001 to June 30, 2001.

Cash Distributions

The following is a summary of the distribution made by Advantage from its inception in May of 2001 to December 31, 2001.

For the 2001 Period Ended	Distributions per Unit	Payment Date
June 30	$0.28	July 16, 2001
July 31	0.28	August 15, 2001
August 31	0.22	September 17, 2001
September 30	0.22	October 15, 2001
October 31	0.15	November 15, 2001
November 30	0.15	December 17, 2001
December 31	0.15	January 15, 2002
Total	$1.45	

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of the financial conditions and results of operations of Advantage for the period commencing May 24, 2001 and ending December 31, 2001 is set forth under the heading "Management's Discussion and Analysis" at pages 12 through 21, inclusive, of Advantage's 2001 Annual Report. Management's discussion and analysis is incorporated herein by reference and forms an integral part of this Renewal Annual Information Form.

MARKET FOR SECURITIES

The Units are listed for trading on the TSE under the symbol "AVN.UN".

RISK FACTORS

The following is a summary of certain risk factors relating to the business of Search and the Trust. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form.

Dependence on Search

The Trust is an open-ended, limited purpose trust which will be entirely dependent upon the operations and assets of Search through its ownership of the Common Shares, the Notes and the Royalty. Accordingly, the cash distributions to the Trust Unitholders will be dependent upon the ability of Search to meet its interest and principal repayment obligations under the Notes, to declare and pay dividends on the Common Shares, and to pay the Royalty. Search's income will be received from the production of oil and natural gas from Search's existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. Search is no longer involved in the exploration for oil and natural gas. As a result, if the oil and natural gas reserves associated with Search's Canadian resource properties are not supplemented through additional development or the acquisition of additional Oil and Natural Gas Properties, the ability of Search to meet its obligations to the Trust may be adversely affected.

Exploitation and Development

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using highly skilled staff, focusing exploitation efforts in areas in which Advantage has existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods, and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three dimensional seismography, reservoir simulation studies and horizontal drilling have been used by Advantage and will be used by Advantage to improve its ability to find, develop and produce oil and natural gas.

Operations

Search's operations are subject to all of the risks normally incident to the operation and development of Oil and Natural Gas Properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs, craterings and fires, all of which could result in personal injuries, loss of life and damage to the property of Search and others. Search has both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, Search has liability insurance policies in place, in such amounts as it considers adequate, however, it will not be fully insured against all of these risks, nor are all such risks insurable.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Search to certain Properties. A reduction of the income from the Royalty could result in such circumstances.

Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate and price and demand are factors beyond Advantage's control. Such fluctuations will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future Oil and Natural Gas Properties that Advantage may acquire. As well, cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas.

Marketing

The marketability and price of oil and natural gas which may be acquired or discovered by Advantage will be affected by numerous factors beyond its control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas.

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Trust Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Debt Service

Search has credit facilities in the amount of $95,000,000. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust. Although it is believed that the bank line of credit is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Search or that additional funds can be obtained.

The lenders have been provided with security over substantially all of the assets of Search. If Search becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lenders may foreclose on or sell the Properties free from or together with the Royalty.

Reserves

Although Sproule and Search have carefully prepared the reserve figures included herein and believe that the methods of estimating reserves have been verified by operating experience, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of Search which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Trust Units to Trust Unitholders. Trust Units will have no value once all of the oil and natural gas reserves of Search have been produced. As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

Competition

The industry is highly competitive in the acquisition of exploration prospects and the development of new sources of production and the sale of oil and natural gas.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Search or the Properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on Search. Although Search has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the Properties, and by the operator to the Manager or Search, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the Properties, or the establishment by the operator of reserves for such expenses.

Reliance on the Manager

Unitholders will be dependent on the management of the Manager in respect of the administration and management of all matters relating to the Properties, the Royalty, the Trust and the Trust Units. Investors who are not willing to rely on the management of the Manager should not invest in the Trust Units.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of Distributable Income in respect of Properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas

liquids reserves. Search will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, Search's initial production levels and reserves will decline.

Search's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Search's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Search's reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, Search's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Search is required to use cash flow to finance capital expenditures or property acquisitions, the level of Distributable Income will be reduced.

There can be no assurance that the Manager, on behalf of Search, will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

Changes in Legislation

There can be no assurance that the treatment of mutual fund trusts will not be changed in a manner which adversely affects Trust Unitholders. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the Trust Units will cease to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds.

Investment Eligibility

The Trust will endeavour to ensure that the Trust Units continue to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and there is no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Search. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's primary assets will be the Notes, Common Shares, the Royalty and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Income, the Properties acquired by Search, and the Manager's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for Trust Unitholders to liquidate their investments. Notes or Redemption Notes which may be distributed *in specie* to Trust Unitholders in connection with a redemption will not be listed on any stock exchange and no established market is expected to develop for such Notes or Redemption Notes. Cash redemptions are subject to limitations. See "Additional Information Respecting Advantage Energy Income Fund - Redemption Right".

Unitholder Limited Liability

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with the Trust or its affairs or obligations and, in the event that a court determines that Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of the Trust's assets.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Trust Unitholders for claims against the Trust.

Permitted Investments

An investment in the Trust should be made with the understanding that the value of any Permitted Investments may fluctuate in accordance with changes in the financial condition of the issuers of the Permitted Investments, the value of similar securities, and other factors. For example, the prices of Canadian government securities, bankers acceptances and commercial paper react to economic developments and changes in interest rates. Commercial paper is also subject to issuer credit risk. Other Permitted Investments in energy-related income trusts, companies and partnerships will be subject to the general risks of investing in equity securities. These include the risk that the financial condition of issuers may become impaired, or that the energy sector may suffer a market downturn. Securities markets in general are affected by a variety of factors including governmental, environmental, and regulatory policies, inflation and interest rates, economic cycles, and global, regional and national events. The value of Trust Units could be affected by adverse changes in the market values of Permitted Investments.

Regulatory Matters

The Corporation's operations are subject to a variety of federal and provincial laws and regulations, including laws and regulations relating to the protection of the environment.

Conflicts of Interest

The directors and officers of the Corporation are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of the Corporation may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, neither the Trust nor Search is aware of any existing or potential material conflicts of interest between the Trust and Search and a director or officer of Search. See also "Additional Information Respecting Advantage Investment Management Ltd. - Compensation and Term - Conflicts of Interest".

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of securities and interests of insiders in material transactions, where applicable, is contained in the Information Circular of Search dated May 17, 2002. Additional financial information is provided in Advantage's financial statements for the period ended December 31, 2001.

The Trust shall provide to any person, upon request to the Chief Financial Officer of the Corporation:

1. when the securities of the Trust are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus:

(a) one copy of the Annual Information Form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(b) one copy of the comparative financial statements of Advantage for its most recently completed fiscal period for which financial statements have been filed, together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Trust that have been filed, if any, for any period after the end of its most recently completed financial year;

(c) one copy of the Information Circular of the Trust in respect of its most recent annual and special meeting of Unitholders; and

(d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and which are not required to be provided under items (a) to (c) above; or

2. at any other time, one copy of any documents referred to in items (1)(a), (b) and (c) above, provided that the Trust may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Trust.

For additional copies of this Annual Information Form and the materials listed in the preceding paragraphs, please contact:

Advantage Energy Income Fund
Suite 700, 400 - 5th Avenue S.W.
Calgary, Alberta T2P 0L6
Phone: (403) 261-8810
Fax: (403) 262-0723

c6811
r f BC-Advantage-distributio 05-17 0123
News release via Canada NewsWire, Calgary 403-269-7605

(24)

03 JUN 16 AM 7:21

Attention Business/Financial Editors:
Advantage Declares Monthly Distribution

(TSE: AVN.UN)

CALGARY, May 17 /CNW/ - Advantage Energy Income Fund reports a cash distribution at the rate of $0.13 per unit will be payable on June 14, 2002, to Unitholders of record at the close of business on May 31, 2002. The ex-distribution date is May 29, 2002.
%SEDAR: 00016522E

-0- 05/17/2002
/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, Toll free: 1-866-393-0393, ADVANTAGE ENERGY INCOME FUND, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: DIV

-30-

CNW 11:57e 17-MAY-02

c0229
r f BC-Advantage-Financial-R 05-28 4162
News release via Canada NewsWire, Calgary 403-269-7605

25

03 JUL 15 7:21

Attention Business/Financial Editors:
Advantage Announces Financial Results For The Quarter Ended March 31, 2002

CALGARY, May 28 /CNW/ - Advantage Energy Income Fund (TSE: AVN.UN) ("Advantage" or the "Fund") is pleased to announce its unaudited operating and financial results for the three months ended March 31, 2002.

<<
FINANCIAL AND OPERATING HIGHLIGHTS
(thousands of dollars except per Unit amounts)

	For the three months ended March 31, 2002	For the three months ended December 31, 2001	% Change
Financial			
Oil & natural gas revenue	$ 18,625	$ 14,799	26
Cash flow from operations	$ 9,889	$ 7,450	33
per basic and diluted Unit	$ 0.36	$ 0.37	(3)
Net income	$ 3,223	$ 3,950	(18)
per basic and diluted Unit	$ 0.12	$ 0.18	(33)
Cash distributions	$ 11,111	$ 9,265	20
per Unit	$ 0.41	$ 0.45	(9)
Capital expenditures			
Property & equipment	$ 14,970	$ 6,261	139
Gascan acquisition	$ 70,510	-	-
Property acquisition	$ 3,800	-	-
Debt and working capital	$ 95,324	$ 73,073(1)(2)	30
Units outstanding	27,098,782	27,098,782(2)	-
Operating			
Production			
Natural gas (mcf/d)	40,902	30,926	32
Light oil and NGLs (bbls/d)	2,182	1,966	11
Heavy oil (bbls/d)	809	977	(17)
boe (6:1)	9,808	8,097	21
Average prices			
Natural gas ($/mcf)	$ 3.02	$ 2.99	1
Light oil & NGLs ($/bbl)	$ 29.15	$ 27.47	6
Heavy oil ($/bbl)	$ 24.29	$ 14.71	65
Cash flow netback ($/boe)	$ 11.20	$ 10.00	12

(1) includes acquisition of Gascan and additional Medicine Hat interest which were effective January 1, 2002
(2) includes equity financing which closed January 29, 2002
>>

CASH DISTRIBUTIONS TO UNITHOLDERS

The Fund declared three distributions during the quarter totalling $0.41 per Unit. The first distribution amounted to $0.15 per Unit, payable on February 15 to Unitholders of record on January 31, 2002. The next two monthly distributions amounted to $0.13 each per Unit payable on March 15 and April 15 to Unitholders of record on February 28 and March 28 respectively.

Since its inception the Fund has paid ten monthly distributions which in total amounted to $1.86 per Unit. We expect distributions over the next few

months to remain stable with future increases likely as a result of the recent improvement in oil and natural gas prices combined with rising production volumes resulting from the Fund's first quarter drilling activities.

ACQUISITION ACTIVITY

2002 FIRST QUARTER ACQUISITIONS

- During the first quarter the Fund closed the acquisition of Gascan Resources Ltd. ("Gascan") a private, natural gas weighted company for a total cash consideration of $62 million. As part of the Gascan acquisition, the Fund paid an additional $7.0 million for a natural gas property at Puskwaskau, Alberta which included 4,639 net acres of undeveloped land with various working interests ranging from 17% to 100%.

- The Fund also acquired an additional 10% working interest in a natural gas property located at Medicine Hat for $3.8 million. The Fund acquired a 90% interest in this property as part of the Gascan acquisition and now holds a 100% interest in this 24 section block.

- All of these acquisitions were effective January 1, 2002 and the results of operations therefrom are included in the first quarter consolidated financial statements.

- These acquisitions added total established reserves of 19.0 mmboe comprised of 110 bcf of natural gas and 0.7 mmbbl of oil and NGLs.

- Production from these acquisitions for 2002 is estimated to be 21.3 mmcf/d of natural gas and 295 bbls/d of oil and NGLs in the total proven reserve report prepared by the Fund's independent reserve evaluators, Sproule Associates Limited ("Sproule").

- Based on these production levels, the established reserve life index for these properties is 13.5 years.

ACTIVITY SINCE INCEPTION

- Advantage has been extremely active since its inception last spring, having incurred total capital expenditures of $142 million up to and including the Gascan acquisition which closed January 4, 2002.

- These activities resulted in total established reserve additions of 26.8 mmboe at a net cost of $5.30 per boe.

- This led to a 48% improvement in the Fund's reserve life index to 10.5 years as well as a 17% increase in total reserves per Unit to 1.52 boe per Unit at January 1, 2002.

- In addition, the quality of the Fund's reserves improved significantly with natural gas now comprising 70% of total reserves, up from 60% at inception. Light oil and NGLs represent 24% of reserves, up from 16% at inception, while the Fund's exposure to heavy oil has been substantially reduced down from 24% at inception to less than 6% currently.

OIL & NATURAL GAS PRODUCTION

NATURAL GAS

- Natural gas production increased by 32% in the first quarter to 40.9 mmcf/d from 30.9 mmcf/d in the fourth quarter of 2001.

- Q1 includes three months production from the Gascan acquisition or 12.9 mmcf/d.

- Production is expected to increase further in the second quarter as wells drilled during the first quarter at Medicine Hat and Vermilion are brought onstream.

OIL & NGLS

- Oil and NGLs production increased marginally during the first quarter to 2,991 bbls/d from 2,943 bbls/d in the fourth quarter of 2001.

- Production of light oil and NGLs increased by 216 bbls/d to 2,182 bbls/d while heavy oil production declined by 168 bbls/d to 809 bbls/d.

- Oil and NGLs production is forecast to remain constant in the second quarter as light oil drilling at Acheson is expected to offset production declines in other areas.

DEVELOPMENT ACTIVITY

MEDICINE HAT

- The Fund acquired a 100% working interest in this property effective January 1, 2002.

- During the first quarter 41 wells were drilled, 19 wells were recompleted and two 400 horsepower compressors were installed at a total cost of $10.2 million.

- Production from these activities was brought onstream by the end of April at a rate of 7.2 mmcf/d.

- The Fund plans on drilling up to 58 additional wells on this property during the summer months.

VERMILION

- Two gas wells were drilled and tied in this quarter. The combined production, which is in excess of 2 mmcf/d (1.4 mmcf/d net to the Fund) came onstream at the end of the quarter.

- Subsequently, an additional natural gas well with an expected capacity of 4 mmcf/d has been drilled and completed. It is anticipated that this well will be on production prior to the end of the second quarter.

- In addition, three new gas target locations have been selected and are being surveyed for immediate drilling.

ACHESON

- Two horizontal wells were drilled on this property which commenced production in April at an initial rate of approximately 120 bbls/d of light oil. Production rates are continuing to increase as the wellbores are cleaned out which is consistent with previous wells drilled in this reservoir.

OTHER AREAS

- At Girouxville, Benzanson and Chigwell one existing well in each area was tied-in during the quarter resulting in approximately 700 mcf/d net

of new production.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or the "Fund") for the quarter ended March 31, 2002 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the period ended December 31, 2001. Actual results will be compared to Advantage's three months ended December 31, 2001 results.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

PRODUCTION

During the three months ended March 31, 2002 Advantage's natural gas production averaged 40.9 mmcf/d as compared to 30.9 mmcf/d for the three months ended December 31, 2001. Natural gas volumes were 32% higher than the previous quarter due to the acquisition of Gascan Resources which added approximately 12.9 mmcf/d during the quarter. These volumes were partially offset by reductions at Vermilion where production volumes averaged 5.0 mmcf/d during the quarter compared to 6.8 mmcf/d during the fourth quarter of 2001. This reduction is the result of having achieved pay-out on five of the seven successful wells that were drilled last year which led to the Fund's working interest in these wells declining from 100% to 50% during the quarter. Natural gas production rates in the second quarter of 2002 are expected to increase as a result of the successful drilling program conducted on the Fund's Medicine Hat and Vermilion properties.

Crude oil and natural gas liquids production averaged 2,991 bbls/d in the first quarter compared to 2,943 bbls/d for the three months ended December 31, 2001. The acquisition of Gascan added approximately 325 bbls/d of light oil production and 70 bbls/d of NGLs production. Partially offsetting the increased production from Gascan has been lower production on the Fund's heavy oil properties which, due to both economic and performance reasons, produced at lower rates. Light oil and natural gas liquids accounted for 2,182 bbls/d or 22% of total boe production in the first quarter while heavy oil accounted for 809 bbls/d or 8% of total boe production.

PRICES

During the three months ended March 31, 2002 Advantage's natural gas price averaged $3.11 per mcf ($3.02 per mcf including hedging) compared to $3.03 per mcf ($2.99 per mcf including hedging) in the fourth quarter of 2001. Natural gas prices during the first two months of the quarter were very weak but began improving in March. Natural gas price improvements have continued into the second quarter of 2002, which will have a positive impact on the Fund's future cash flow. Recent improvements in natural gas prices are attributable to an improving US economy and reduced North American production levels which are causing higher than expected natural gas storage withdrawals.

Crude oil and NGLs prices averaged $28.44 per barrel ($27.83 per barrel including hedging) in the first quarter compared to $21.19 per barrel ($23.23 per barrel including hedging) in the fourth quarter of 2001. Advantage's light oil and NGLs averaged $29.98 per barrel in the first quarter of 2002 compared to $24.41 per barrel in the fourth quarter of 2001. Light oil and NGL prices improved by 23% from the fourth quarter of 2001 while the price realized on heavy oil production improved by 65% from $14.71 per barrel in the fourth quarter of 2001 to $24.29 per barrel in the first quarter of 2002. The relative strength of heavy oil prices during the first quarter was the result of increased seasonal demand and OPEC production cutbacks. WTI crude oil averaged US$21.64 per barrel in the first quarter of 2002 compared to US$20.47

for the three months ended December 31, 2001.

ROYALTIES

During the first quarter of 2002 Advantage's royalties amounted to $3.2 million (16.8% of revenue) as compared to $1.9 million (13.2% of revenue) in the fourth quarter of 2001. Higher royalties in the first quarter as compared to the fourth quarter of 2001 are the result of higher first quarter prices realized for both oil and natural gas.

OPERATING COSTS

Operating costs for the three months ended March 31, 2002 amounted to $3.7 million or $4.20 per boe compared to $4.59 per boe in the fourth quarter of 2001. Lower operating costs per boe are the result of lower cost production additions from the acquisition of Gascan.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative expense ("G&A") in the first quarter of 2002 averaged $0.66 per boe compared to the $1.05 per boe in the fourth quarter of 2001. Lower per boe G&A in the first quarter is the result of a 21% increase in boe production volumes without a corresponding increase in costs.

Management fees for the three months ended March 31, 2002 amounted to $176,000 or $0.20 per boe compared to $142,000 or $0.19 per boe in the fourth quarter of 2001. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At March 31, 2002 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Funds first quarter performance as the actual amount is only calculated and paid on an annual basis. There is no certainty that the accrued fee will in fact be paid at year end.

CASH FLOW NETBACK

Advantage's cash flow netback during the three months ended March 31, 2002 averaged $11.20 per boe as compared to $10.00 per boe for the three months ended December 31, 2001. The higher netback realized in the first quarter is due to lower per boe operating, G&A and interest costs combined with higher revenues per boe.

<<

Breakdown of cash flow per boe

	Three months ended March 31, 2002	Three months ended December 31, 2001
Crude oil & natural gas sales	$ 21.10	$ 19.87
Government & other royalties	$ 3.65	$ 2.54
Operating costs	$ 4.20	$ 4.59
General and administrative	$ 0.66	$ 1.05
Management fees	$ 0.20	$ 0.19
Interest & taxes	$ 1.19	$ 1.50
Cash flow from operations per boe	$ 11.20	$ 10.00

>>

DISTRIBUTIONS

Cash distributions for the three months ended March 31, 2002 amounted to

$11.1 million or $0.41 per Unit. Since inception of the Fund in May 2001 Advantage has distributed $33.2 million or $1.86 per Unit.

DEPLETION, DEPRECIATION AND SITE RESTORATION

The depletion, depreciation and site restoration rate for the quarter was $9.92 per boe compared to $11.69 per boe for the three months ended December 31, 2001. The lower rate of depletion and depreciation is due to low cost reserve additions, which resulted from the acquisition of Gascan and the Fund's successful fourth quarter drilling program.

ACQUISITION OF GASCAN RESOURCES

On January 4, 2002 Advantage acquired 100% of the shares of Gascan for total cash consideration of $69 million plus $1.5 million of transaction costs. The acquisition was accounted for using the purchase method of accounting with the results of operations included in the consolidated financial statements from the date of acquisition. This resulted in an increase to property and equipment of $105.9 million and an increase in the future tax liability of $35.4 million. For the three months ended March 31, 2002 the Gascan acquisition has added approximately 12.9 mmcf/d of natural gas production and 395 bbls/d of light oil and NGLs production.

LIQUIDITY AND CAPITAL RESOURCES

Advantage's capital expenditures on development activity for the quarter ending March 31, 2002 were $15.0 million. Expenditures were made primarily in the Medicine Hat area where 41 wells were drilled, 19 wells were recompleted and facility and pipeline construction were performed for a total of $10.2 million. At Acheson $2.0 million was incurred on the drilling and completion of two horizontal oil wells. The third primary area of activity was Vermilion where $1.1 million was expended on drilling, completing and equipping two natural gas wells and the construction of additional facilities.

Advantage acquired an additional 10% working interest in the Medicine Hat area of Alberta for $3.8 million. The Fund acquired a 90% interest in this property as part of the Gascan purchase and now holds a 100% interest in this 24 section block of land.

On January 29, 2002 the Fund issued 2,500,000 Units at $7.90 per Unit for net proceeds of $18,547,000 (net of issue costs of $1,203,000). The net proceeds of the offering were used to pay down long-term debt, a portion of which was incurred to fund the acquisition of Gascan and to pay for the additional working interest in the Medicine Hat area.

As a result of a review of the Fund's reserve base Advantage negotiated an increase in its available lines of credit to $105 million from $90 million. The credit facility is secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows.

OUTLOOK

The acquisition of Gascan strengthened the Fund's production and reserve base as well as providing numerous low risk natural gas development drilling opportunities in the Medicine Hat area. It is anticipated that up to 98 shallow gas wells will be drilled in this area during 2002 which will result in a substantial production increase. Advantage continues to be significantly more sensitive to changes in natural gas prices than oil prices. With continued concern over natural gas deliverabilty, combined with a strengthening US economy, natural gas prices have risen steadily since the first quarter. Despite record levels of natural gas storage, the forward market continues to be very bullish with next winter's contracts currently trading in the $5.50 to $5.75 per mcf range. Incremental production from recent drilling at Medicine Hat and Vermilion combined with stronger oil and

natural gas prices will lead to higher levels of cash flow during the second and third quarters of this year.

<<

CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

	March 31, 2002 (unaudited)	December 31, 2001
Assets		
Current assets		
Cash	$ 390	$ -
Accounts receivable	15,442	13,102
Total current assets	15,832	13,102
Deposit (note 1)	-	6,900
Property and equipment (note 1)	330,406	214,322
	$ 346,238	$ 234,324
Liabilities		
Current liabilities		
Bank indebtedness	$ -	$ 889
Accounts payable and accrued liabilities	25,402	13,624
Cash distributions payable to Unitholders (note 4)	3,523	3,690
	28,925	18,203
Long-term debt (note 2)	82,231	23,167
Provision for future site restoration	3,290	3,096
Future income taxes	86,572	55,297
	201,018	99,763
Unitholders' equity		
Unitholders' capital (note 3)	147,163	128,616
Accumulated income	31,267	28,044
Accumulated cash distributions	(33,210)	(22,099)
	145,220	134,561
	$ 346,238	$ 234,324

CONSOLIDATED STATEMENT OF CASH DISTRIBUTIONS TO UNITHOLDERS
(thousands of dollars) (unaudited)

	Three months ended March 31, 2002
Cash flow from operations	$ 9,889
Cash reserved for capital expenditures and debt repayment	1,222
Cash distributions to Unitholders	$ 11,111
Cash distributions per Unit (note 4)	$ 0.41

CONSOLIDATED STATEMENT OF INCOME AND ACCUMULATED INCOME
(thousands of dollars) (unaudited)

	Three months ending March 31, 2002
Revenue	
Petroleum and natural gas sales	$ 18,625
Royalties, net of Alberta Royalty Credit	(3,218)
	15,407
Expenses	
Operating	3,706
General and administrative	583
Management fee	176
Interest	839
Depletion, depreciation and site restoration	8,791
Non-cash performance incentive (note 5)	2,000
	16,095
Loss before taxes	(688)
Future income tax recovery	(4,125)
Capital taxes	214
Net income	3,223
Accumulated income, beginning of period	28,044
Accumulated income, end of period	$ 31,267
Net income per Trust Unit (note 3)	
Basic and diluted	$ 0.12

CONSOLIDATED STATEMENT OF CASH FLOWS
(thousands of dollars) (unaudited)

	Three months ending March 31, 2002
Operating Activities	
Net income	$ 3,223
Add (deduct) items not requiring cash:	
Non-cash performance incentive (note 5)	2,000
Future income taxes	(4,125)
Depletion, depreciation and site restoration	8,791
Cash flow from operations	9,889
Changes in non-cash working capital	7,015
Cash provided by operating activities	16,904
Financing Activities	
Units issued, net of costs (note 3)	18,547
Increase in long-term debt	59,064
Cash distributions to Unitholders (note 4)	(11,278)
Cash provided by financing activities	66,333

Investing Activities	
Expenditures on property and equipment	(14,970)
Acquisition of Gascan Resources Ltd. (note 1)	(63,611)
Property acquisitions	(3,800)
Changes in non-cash working capital	423
Cash used in investing activities	(81,958)
Net increase in cash	1,279
Bank indebtedness, beginning of period	(889)
Cash, end of period	$ 390

>>

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2001. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the period ended December 31, 2001 as set out in Advantage's Annual Report.

1. ACQUISITION OF GASCAN RESOURCES LTD.
On January 4, 2002 Advantage acquired the crude oil and natural gas assets of Gascan Resources Ltd. ("Gascan") for cash consideration of $70.5 million. Included on the December 31, 2001 balance sheet is a deposit of $6.9 million which was applied against the purchase price. The balance of the acquisition cost was financed through available lines of credit. Results from operations are included in the Fund's financial statements from the date of acquisition. The acquisition is being accounted for as a purchase as of the closing date of the acquisition. The purchase price has been allocated as follows: Net assets acquired and liabilities assumed:

<<

Property & equipment	$ 105,911
Future income taxes	(35,400)
	$ 70,511
Consideration:	
Cash	$ 69,000
Acquisition costs incurred	1,511
	$ 70,511

>>

2. LONG-TERM DEBT
Advantage has an agreement with a Canadian chartered bank which provides for a $98 million extendible revolving loan facility and a $7 million operating loan facility both of which mature on June 15, 2003. The loan's interest rate is based on either prime or bankers

acceptance rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows.

<<

3. UNITHOLDERS' CAPITAL

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued	Number of Units	Amount
Balance at December 31, 2001	24,598,782	$ 128,616
Issued for cash, net of costs	2,500,000	18,547
Balance at March 31, 2002	27,098,782	$ 147,163

>>

On January 29, 2002 Advantage issued 2,500,000 Trust Units at $7.90 per Trust Unit for net proceeds of $18,547,000 (net of issue costs of $1,203,000).

4. CASH DISTRIBUTIONS

Cash distributions to Unitholders were paid/payable as follows:

<<

Period ended	Record date	Payment date	Distribution	Distribution per Unit
Jan. 31, 2002	Jan. 31, 2002	Feb. 15, 2002	$ 4,065	$ 0.15
Feb. 28, 2002	Feb. 28, 2002	Mar. 15, 2002	$ 3,523	0.13
Mar. 31, 2002	Mar. 28, 2002	Apr. 15, 2002	$ 3,523	0.13
			$ 11,111	$ 0.41

>>

5. NON-CASH PERFORMANCE INCENTIVE

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At March 31, 2002 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first quarter performance as the actual amount is only calculated and paid on an annual basis. There is no certainty that the accrued fee will be paid at year end.

The Manager earns the performance incentive fee when the total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2002 opening Unit Price was $8.02. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if

any of them do, what benefits that Advantage will derive from them.
%SEDAR: 00016522E

-0- 05/28/2002

/For further information: Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, Toll free: 1-866-393-0393, ADVANTAGE ENERGY INCOME FUND, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 18:31e 28-MAY-02

ADVANTAGE

ENERGY INCOME FUND

Significant reserve additions from the recent Gascan acquisition and natural gas drilling at Medicine Hat and Vermilion will enhance future cash distributions and increase the Fund's reserve life index.

Q1

2002
FIRST QUARTER REPORT
AVN.UN

:Advantage Energy Income Fund was formed on May 23, 2001 through the reorganization of Search Energy Corp. The Fund's primary objective is to provide investors with a low risk investment in the oil and gas industry, while generating superior returns compared with investment alternatives.

Financial and Operating Highlights

(thousands of dollars except per Unit amounts)

	For the three months ended March 31, 2002
Financial	
Oil & natural gas revenue	$ 18,625
Cash flow from operations	$ 9,889
per basic and diluted Unit	$ 0.36
Net income	$ 3,223
per basic and diluted Unit	$ 0.12
Cash distributions	$ 11,111
per Unit	$ 0.41
Capital expenditures	
Property & equipment	$ 14,970
Gascan acquisition	$ 70,510
Property acquisition	$ 3,800
Debt and working capital	$ 95,324
Units outstanding	27,098,782
Operating	
Production	
Natural gas (mcf/d)	40,902
Light oil and NGLs (bbls/d)	2,182
Heavy oil (bbls/d)	809
boe (6:1)	9,808
Average prices	
Natural gas ($/mcf)	$ 3.02
Light oil & NGLs ($/bbl)	$ 29.15
Heavy oil ($/bbl)	$ 24.29
Cash flow netback ($/boe)	$ 11.20

Cash Distributions to Unitholders

The Fund declared three distributions during the quarter totalling $0.41 per Unit. The first distribution amounted to $0.15 per Unit, payable on February 15 to Unitholders of record on January 31, 2002. The next two monthly distributions amounted to $0.13 each per Unit payable on March 15 and April 15 to Unitholders of record on February 28 and March 28 respectively.

Since its inception the Fund has paid ten monthly distributions which in total amounted to $1.86 per Unit. We expect distributions over the next few months to remain stable with future increases likely as a result of the recent improvement in oil and natural gas prices combined with rising production volumes resulting from the Fund's first quarter drilling activities.

ACQUISITION ACTIVITY

2002 FIRST QUARTER ACQUISITIONS

- During the first quarter the Fund closed the acquisition of Gascan Resources Ltd. ("Gascan") a private, natural gas weighted company for a total cash consideration of $62 million. As part of the Gascan acquisition, the Fund paid an additional $7.0 million for a natural gas property at Puskwaskau, Alberta which included 4,639 net acres of undeveloped land with various working interests ranging from 17% to 100%.
- The Fund also acquired an additional 10% working interest in a natural gas property located at Medicine Hat for $3.8 million. The Fund acquired a 90% interest in this property as part of the Gascan acquisition and now holds a 100% interest in this 24 section block.
- All of these acquisitions were effective January 1, 2002 and the results of operations therefrom are included in the first quarter consolidated financial statements.
- These acquisitions added total established reserves of 19.0 mmboe comprised of 110 bcf of natural gas and 0.7 mmbbl of oil and NGLs.
- Production from these acquisitions for 2002 is estimated to be 21.3 mmcf/d of natural gas and 295 bbls/d of oil and NGLs in the total proven reserve report prepared by the Fund's independent reserve evaluators, Sproule Associates Limited ("Sproule").
- Based on these production levels, the established reserve life index for these properties is 13.5 years.

ACTIVITY SINCE INCEPTION

- Advantage has been extremely active since its inception last spring, having incurred total capital expenditures of $142 million up to and including the Gascan acquisition which closed January 4, 2002.
- These activities resulted in total established reserve additions of 26.8 mmboe at a net cost of $5.30 per boe.
- This led to a 48% improvement in the Fund's reserve life index to 10.5 years as well as a 17% increase in total reserves per Unit to 1.52 boe per Unit at January 1, 2002.
- In addition, the quality of the Fund's reserves improved significantly with natural gas now comprising 70% of total reserves, up from 60% at inception. Light oil and NGLs represent 24% of reserves, up from 16% at inception, while the Fund's exposure to heavy oil has been substantially reduced down from 24% at inception to less than 6% currently.


ESTABLISHED RESERVES
(mmboe)
+ 147%
16.7
41.3
RESERVE LIFE INDEX
(years)
+ 48%
7.1
10.5
RESERVES PER UNIT
(boe/Unit)
+ 17%
1.30
1.52
Inception - May 23, 2001
Current - January 1, 2002

Oil & Natural Gas Production

NATURAL GAS

- Natural gas production increased by 32% in the first quarter to 40.9 mmcf/d from 30.9 mmcf/d in the fourth quarter of 2001.
- Q1 includes three months production from the Gascan acquisition or 12.9 mmcf/d.
- Production is expected to increase further in the second quarter as wells drilled during the first quarter at Medicine Hat and Vermilion are brought onstream.


+ 55%
6,316 boe/d
7,125 boe/d
8,097 boe/d
9,808 boe/d
Q2
Q3
2001
Q4
Q1
2002
Natural Gas
Oil & NGLs

OIL & NGLS

- Oil and NGLs production increased marginally during the first quarter to 2,991 bbls/d from 2,943 bbls/d in the fourth quarter of 2001.
- Production of light oil and NGLs increased by 216 bbls/d to 2,182 bbls/d while heavy oil production declined by 168 bbls/d to 809 bbls/d.
- Oil and NGLs production is forecast to remain constant in the second quarter as light oil drilling at Acheson is expected to offset production declines in other areas.

Development Activity

MEDICINE HAT

- The Fund acquired a 100% working interest in this property effective January 1, 2002.
- During the first quarter 41 wells were drilled, 19 wells were recompleted and two 400 horsepower compressors were installed at a total cost of $10.2 million.
- Production from these activities was brought onstream by the end of April at a rate of 7.2 mmcf/d.
- The Fund plans on drilling up to 58 additional wells on this property during the summer months.

VERMILION

- Two gas wells were drilled and tied in this quarter. The combined production, which is in excess of 2 mmcf/d (1.4 mmcf/d net to the Fund) came onstream at the end of the quarter.
- Subsequently, an additional natural gas well with an expected capacity of 4 mmcf/d has been drilled and completed. It is anticipated that this well will be on production prior to the end of the second quarter.
- In addition, three new gas target locations have been selected and are being surveyed for immediate drilling.

ACHESON

- Two horizontal wells were drilled on this property which commenced production in April at an initial rate of approximately 120 bbls/d of light oil. Production rates are continuing to increase as the wellbores are cleaned out which is consistent with previous wells drilled in this reservoir.

OTHER AREAS

- At Girouxville, Benzanson and Chigwell one existing well in each area was tied-in during the quarter resulting in approximately 700 mcf/d net of new production.

Management's Discussion & Analysis

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or the "Fund") for the quarter ended March 31, 2002 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the period ended December 31, 2001. Actual results will be compared to Advantage's three months ended December 31, 2001 results.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

PRODUCTION

During the three months ended March 31, 2002 Advantage's natural gas production averaged 40.9 mmcf/d as compared to 30.9 mmcf/d for the three months ended December 31, 2001. Natural gas volumes were 32% higher than the previous quarter due to the acquisition of Gascan Resources which added approximately 12.9 mmcf/d during the quarter. These volumes were partially offset by reductions at Vermilion where production volumes averaged 5.0 mmcf/d during the quarter compared to 6.8 mmcf/d during the fourth quarter of 2001. This reduction is the result of having achieved pay-out on five of the seven successful wells that were drilled last year which led to the Fund's working interest in these wells declining from 100% to 50% during the quarter. Natural gas production rates in the second quarter of 2002 are expected to increase as a result of the successful drilling program conducted on the Fund's Medicine Hat and Vermilion properties.

Crude oil and natural gas liquids production averaged 2,991 bbls/d in the first quarter compared to 2,943 bbls/d for the three months ended December 31, 2001. The acquisition of Gascan added approximately 325 bbls/d of light oil production and 70 bbls/d of NGLs production. Partially offsetting the increased production from Gascan has been lower production on the Fund's heavy oil properties which, due to both economic and performance reasons, produced at lower rates. Light oil and natural gas liquids accounted for 2,182 bbls/d or 22% of total boe production in the first quarter while heavy oil accounted for 809 bbls/d or 8% of total boe production.

PRICES

During the three months ended March 31, 2002 Advantage's natural gas price averaged $3.11 per mcf ($3.02 per mcf including hedging) compared to $3.03 per mcf ($2.99 per mcf including hedging) in the fourth quarter of 2001. Natural gas prices during the first two months of the quarter were very weak but began improving in March. Natural gas price improvements have continued into the second quarter of 2002, which will have a positive impact on the Fund's future cash flow. Recent improvements in natural gas prices are attributable to an improving US economy and reduced North American production levels which are causing higher than expected natural gas storage withdrawals.

Crude oil and NGLs prices averaged $28.44 per barrel ($27.83 per barrel including hedging) in the first quarter compared to $21.19 per barrel ($23.23 per barrel including hedging) in the fourth quarter of 2001. Advantage's light oil and NGLs averaged $29.98 per barrel in the first quarter of 2002 compared to $24.41 per barrel in the fourth quarter of 2001. Light oil and NGL prices improved by 23% from the fourth quarter of 2001 while the price realized on heavy oil production improved by 65% from $14.71 per barrel in the fourth quarter of 2001 to $24.29 per barrel in the first quarter of 2002. The relative strength of heavy oil prices during the first quarter was the result of increased seasonal demand and OPEC production cutbacks. WTI crude oil averaged US$21.64 per barrel in the first quarter of 2002 compared to US$20.47 for the three months ended December 31, 2001.

ROYALTIES

During the first quarter of 2002 Advantage's royalties amounted to $3.2 million (16.8% of revenue) as compared to $1.9 million (13.2% of revenue) in the fourth quarter of 2001. Higher royalties in the first quarter as compared to the fourth quarter of 2001 are the result of higher first quarter prices realized for both oil and natural gas.

OPERATING COSTS

Operating costs for the three months ended March 31, 2002 amounted to $3.7 million or $4.20 per boe compared to $4.59 per boe in the fourth quarter of 2001. Lower operating costs per boe are the result of lower cost production additions from the acquisition of Gascan.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative expense ("G&A") in the first quarter of 2002 averaged $0.66 per boe compared to the $1.05 per boe in the fourth quarter of 2001. Lower per boe G&A in the first quarter is the result of a 21% increase in boe production volumes without a corresponding increase in costs.

Management fees for the three months ended March 31, 2002 amounted to $176,000 or $0.20 per boe compared to $142,000 or $0.19 per boe in the fourth quarter of 2001. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At March 31, 2002 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Funds first quarter performance as the actual amount is only calculated and paid on an annual basis. There is no certainty that the accrued fee will in fact be paid at year end.

CASH FLOW NETBACK

Advantage's cash flow netback during the three months ended March 31, 2002 averaged $11.20 per boe as compared to $10.00 per boe for the three months ended December 31, 2001. The higher netback realized in the first quarter is due to lower per boe operating, G&A and interest costs combined with higher revenues per boe.

Breakdown of cash flow per boe

	Three months ended March 31, 2002	Three months ended December 31, 2001
Crude oil & natural gas sales	$ 21.10	$ 19.87
Government & other royalties	$ 3.65	$ 2.54
Operating costs	$ 4.20	$ 4.59
General and administrative	$ 0.66	$ 1.05
Management fees	$ 0.20	$ 0.19
Interest & taxes	$ 1.19	$ 1.50
Cash flow from operations per boe	$ 11.20	$ 10.00

DISTRIBUTIONS

Cash distributions for the three months ended March 31, 2002 amounted to $11.1 million or $0.41 per Unit. Since inception of the Fund in May 2001 Advantage has distributed $33.2 million or $1.86 per Unit.

DEPLETION, DEPRECIATION AND SITE RESTORATION

The depletion, depreciation and site restoration rate for the quarter was $9.92 per boe compared to $11.69 per boe for the three months ended December 31, 2001. The lower rate of depletion and depreciation is due to low cost reserve additions, which resulted from the acquisition of Gascan and the Fund's successful fourth quarter drilling program.

ACQUISITION OF GASCAN RESOURCES

On January 4, 2002 Advantage acquired 100% of the shares of Gascan for total cash consideration of $69 million plus $1.5 million of transaction costs. The acquisition was accounted for using the purchase method of accounting with the results of operations included in the consolidated financial statements from the date of acquisition. This resulted in an increase to property and equipment of $105.9 million and an increase in the future tax liability of $35.4 million. For the three months ended March 31, 2002 the Gascan acquisition has added approximately 12.9 mmcf/d of natural gas production and 395 bbls/d of light oil and NGLs production.

LIQUIDITY AND CAPITAL RESOURCES

Advantage's capital expenditures on development activity for the quarter ending March 31, 2002 were $15.0 million. Expenditures were made primarily in the Medicine Hat area where 41 wells were drilled, 19 wells were recompleted and facility and pipeline construction were performed for a total of $10.2 million. At Acheson $2.0 million was incurred on the drilling and completion of two horizontal oil wells. The third primary area of activity was Vermilion where $1.1 million was expended on drilling, completing and equipping two natural gas wells and the construction of additional facilities.

Advantage acquired an additional 10% working interest in the Medicine Hat area of Alberta for $3.8 million. The Fund acquired a 90% interest in this property as part of the Gascan purchase and now holds a 100% interest in this 24 section block of land.

On January 29, 2002 the Fund issued 2,500,000 Units at $7.90 per Unit for net proceeds of $18,547,000 (net of issue costs of $1,203,000). The net proceeds of the offering were used to pay down long-term debt, a portion of which was incurred to fund the acquisition of Gascan and to pay for the additional working interest in the Medicine Hat area.

As a result of a review of the Fund's reserve base Advantage negotiated an increase in its available lines of credit to $105 million from $90 million. The credit facility is secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows.

OUTLOOK

The acquisition of Gascan strengthened the Fund's production and reserve base as well as providing numerous low risk natural gas development drilling opportunities in the Medicine Hat area. It is anticipated that up to 98 shallow gas wells will be drilled in this area during 2002 which will result in a substantial production increase. Advantage continues to be significantly more sensitive to changes in natural gas prices than oil prices. With continued concern over natural gas deliverabilty, combined with a strengthening US economy, natural gas prices have risen steadily since the first quarter. Despite record levels of natural gas storage, the forward market continues to be very bullish with next winter's contracts currently trading in the $5.50 to $5.75 per mcf range. Incremental production from recent drilling at Medicine Hat and Vermilion combined with stronger oil and natural gas prices will lead to higher levels of cash flow during the second and third quarters of this year.

Consolidated Financial Statements

Consolidated Balance Sheets

(thousands of dollars)

	March 31, 2002 (unaudited)	December 31, 2001
Assets		
Current assets		
Cash	$ 390	$ -
Accounts receivable	15,442	13,102
Total current assets	15,832	13,102
Deposit (note 1)	-	6,900
Property and equipment (note 1)	330,406	214,322
	$ 346,238	$ 234,324
Liabilities		
Current liabilities		
Bank indebtedness	$ -	$ 889
Accounts payable and accrued liabilities	25,402	13,624
Cash distributions payable to Unitholders (note 4)	3,523	3,690
	28,925	18,203
Long-term debt (note 2)	82,231	23,167
Provision for future site restoration	3,290	3,096
Future income taxes	86,572	55,297
	201,018	99,763
Unitholders' equity		
Unitholders' capital (note 3)	147,163	128,616
Accumulated income	31,267	28,044
Accumulated cash distributions	(33,210)	(22,099)
	145,220	134,561
	$ 346,238	$ 234,324

Consolidated Statement of Cash Distributions to Unitholders

(thousands of dollars) (unaudited)

	Three months ended March 31, 2002
Cash flow from operations	$ 9,889
Cash reserved for capital expenditures and debt repayment	1,222
Cash distributions to Unitholders	$ 11,111
Cash distributions per Unit (note 4)	$ 0.41

Consolidated Statement of Income and Accumulated Income

(thousands of dollars) (unaudited)

	Three months ending March 31, 2002
Revenue	
Petroleum and natural gas sales	$ 18,625
Royalties, net of Alberta Royalty Credit	(3,218)
	15,407
Expenses	
Operating	3,706
General and administrative	583
Management fee	176
Interest	839
Depletion, depreciation and site restoration	8,791
Non-cash performance incentive (note 5)	2,000
	16,095
Loss before taxes	(688)
Future income tax recovery	(4,125)
Capital taxes	214
Net income	3,223
Accumulated income, beginning of period	28,044
Accumulated income, end of period	$ 31,267
Net income per Trust Unit (note 3)	
Basic and diluted	$ 0.12

CONSOLIDATED STATEMENT OF CASH FLOWS

(thousands of dollars) (unaudited)

	Three months ending March 31, 2002
Operating Activities	
Net income	$ 3,223
Add (deduct) items not requiring cash:	
Non-cash performance incentive (note 5)	2,000
Future income taxes	(4,125)
Depletion, depreciation and site restoration	8,791
Cash flow from operations	9,889
Changes in non-cash working capital	7,015
Cash provided by operating activities	16,904
Financing Activities	
Units issued, net of costs (note 3)	18,547
Increase in long-term debt	59,064
Cash distributions to Unitholders (note 4)	(11,278)
Cash provided by financing activities	66,333
Investing Activities	
Expenditures on property and equipment	(14,970)
Acquisition of Gascan Resources Ltd. (note 1)	(63,611)
Property acquisitions	(3,800)
Changes in non-cash working capital	423
Cash used in investing activities	(81,958)
Net increase in cash	1,279
Bank indebtedness, beginning of period	(889)
Cash, end of period	$ 390

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2001. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the period ended December 31, 2001 as set out in Advantage's Annual Report.

1. ACQUISITION OF GASCAN RESOURCES LTD.

On January 4, 2002 Advantage acquired the crude oil and natural gas assets of Gascan Resources Ltd. ("Gascan") for cash consideration of $70.5 million. Included on the December 31, 2001 balance sheet is a deposit of

$6.9 million which was applied against the purchase price. The balance of the acquisition cost was financed through available lines of credit. Results from operations are included in the Fund's financial statements from the date of acquisition. The acquisition is being accounted for as a purchase as of the closing date of the acquisition. The purchase price has been allocated as follows:

Net assets acquired and liabilities assumed:		Consideration:	
Property & equipment	$ 105,911	Cash	$ 69,000
Future income taxes	(35,400)	Acquisition costs incurred	1,511
	$ 70,511		$ 70,511

2. LONG-TERM DEBT

Advantage has an agreement with a Canadian chartered bank which provides for a $98 million extendible revolving loan facility and a $7 million operating loan facility both of which mature on June 15, 2003. The loan's interest rate is based on either prime or bankers acceptance rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows.

3. UNITHOLDERS' CAPITAL

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued	Number of Units	Amount
Balance at December 31, 2001	24,598,782	$ 128,616
Issued for cash, net of costs	2,500,000	18,547
Balance at March 31, 2002	27,098,782	$ 147,163

On January 29, 2002 Advantage issued 2,500,000 Trust Units at $7.90 per Trust Unit for net proceeds of $18,547,000 (net of issue costs of $1,203,000).

4. CASH DISTRIBUTIONS

Cash distributions to Unitholders were paid/payable as follows:

Period ended	Record date	Payment date	Distribution	Distribution per Unit
Jan. 31, 2002	Jan. 31, 2002	Feb. 15, 2002	$ 4,065	$ 0.15
Feb. 28, 2002	Feb. 28, 2002	Mar. 15, 2002	$ 3,523	0.13
Mar. 31, 2002	Mar. 28, 2002	Apr. 15, 2002	$ 3,523	0.13
			$ 11,111	$ 0.41

5. NON-CASH PERFORMANCE INCENTIVE

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At March 31, 2002 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first quarter performance as the actual amount is only calculated and paid on an annual basis. There is no certainty that the accrued fee will be paid at year end.

The Manager earns the performance incentive fee when the total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2002 opening Unit Price was $8.02. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

ADVANTAGE
ENERGY INCOME FUND

Directors

Gary F. Bourgeois
Kelly I. Drader
Ronald A. McIntosh
Roderick M. Myers
Steven Sharpe
Lamont C. Tolley
Rodger A. Tourigny

Officers

Kelly I. Drader
President & CEO

Patrick J. Cairns
Senior Vice President

Gary F. Bourgeois
Vice President, Corporate Development

Jeffrey P. Jongmans
Vice President, Finance & CFO

Rick P. Mazurkewich
Vice President, Operations

Tony Takahashi
Vice President, Exploitation

Corporate Secretary

Jay P. Reid
Partner, Burnet, Duckworth and Palmer

Operating Company

Search Energy Corp.

Auditors

Ernst & Young LLP

Bankers

The Bank of Nova Scotia
National Bank of Canada

Independent Reserve Evaluators

Sproule Associates Limited

Legal Counsel

Burnet, Duckworth and Palmer

Transfer Agent

Computershare Trust Company of Canada

Abbreviations

API -	American Petroleum Institute
bbls -	barrels
mbbls -	thousand barrels
mmbbls -	million barrels
bbls/d -	barrels per day
boe -	barrels of oil equivalent (6 mcf = 1 bbl)
mmboe -	million barrels of oil equivalent
boe/d -	barrels of oil equivalent per day
bcf -	billion cubic feet
mcf -	thousand cubic feet
mmcf -	million cubic feet
mmcf/d -	million cubic feet per day
gj -	gigajoules
NGLs -	natural gas liquids
WTI -	West Texas Intermediate

Corporate Offices

The Roslyn Building
Suite 700,
400 5 Avenue SW
Calgary, Alberta T2P 0L6
(403) 261-8810

The Exchange Tower
130 King Street West, Suite 1800
P.O. Box 427
Toronto, Ontario M5X 1E3
(416) 945-6636

Contact Us

Toll free: 1-866-393-0393
Visit our website at www.advantageincome.com

Toronto Stock Exchange Trading Symbol

AVN.UN

c6941
r f BC-Advantage-Clarificatn 06-17 0129
News release via Canada NewsWire, Calgary 403-269-7605

(27)

03 JUL 12 7:21

Attention Business Editors:
Advantage Energy Income Fund - Clarification Notice
Annual General and Special Meeting Information@

(TSE: AVN.UN)

CALGARY, June 17 /CNW/ - As stated in Advantage's Notice of Annual and Special Meeting of Unitholders dated May 16, 2002, such meeting is being held on Tuesday, June 25, 2002 at 3:00 p.m. (Calgary time) at the McMurray Room, Calgary Petroleum Club, 319-5th Avenue S.W., Calgary Alberta. All Unitholders and interested parties are invited to attend.

%SEDAR: 00016522E

-0- 06/17/2002

/For further information: Sandra Ronney, Investor Communications Co-ordinator, Phone: (403) 261-8810, Advantage Energy Income Fund, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU:

-30-

CNW 11:06e 17-JUN-02

ADVANTAGE ENERGY INCOME FUND
Notice of Annual and Special Meeting of Unitholders

28

TO: THE UNITHOLDERS OF ADVANTAGE ENERGY INCOME FUND

TAKE NOTICE that an Annual and Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of Advantage Energy Income Fund (the "Trust") will be held at the McMurray Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on Tuesday, the 25th day of June, 2002, at 3:00 p.m. (Calgary time) for the following purposes:

to receive and consider the consolidated financial statements of the Trust for the period ended December 31, 2001 and the auditors' report thereon;

1. to appoint the Trustee of the Trust;
2. to select five (5) of the seven (7) directors of Search Energy Corp.;
3. to appoint auditors of the Trust;
4. to consider, and if thought fit, pass a special resolution approving amendments to the Trust Indenture as more particularly described in the Trust's Information Circular - Proxy Statement dated May 16, 2002 (the "Information Circular") (the "Trust Indenture Amendment Resolution");
5. to consider, and if thought fit, pass a special resolution approving amendments to the articles of amalgamation of Search Energy Corp. to add a class of non-voting common shares, issuable in series (the "Non-Voting Share Resolution"); and
6. to consider, and if thought fit, pass a special resolution approving the change of name of Search Energy Corp. to "Advantage Oil & Gas Ltd." (the "Name Change Resolution");
7. to consider and, if thought fit, approve a resolution confirming, ratifying and approving the implementation of a Trust Unit Incentive Rights Plan dated effective April 30, 2002 as more particularly described in the Information Circular (the "Incentive Plan Resolution");
8. to consider, and if thought fit, pass an ordinary resolution approving the issuance by the Trust, in one or more private placements, of such number of securities as would result in the Trust issuing, during the next 12 months, an amount of securities not exceeding 15,000,000 Trust Units, as more particularly described in the Information Circular, and subject to the receipt of all necessary regulatory approvals (the "Private Placement Resolution"); and
9. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed *Instrument of Proxy* and to mail it to or deposit it with Computershare Trust Company of Canada, Stock Transfer Department, 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on May 17, 2002 (the "Record Date"). Unitholders of record will be entitled to vote those Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta, this 16th day of May, 2002.

BY ORDER OF COMPUTERSHARE TRUST COMPANY OF CANADA, by SEARCH ENERGY CORP.

(signed) Kelly I. Drader
President and Chief Executive Officer

(29)

03 JUN 13 7:21

ADVANTAGE ENERGY INCOME FUND

Information Circular - Proxy Statement

For the Annual and Special Meeting of Unitholders to be held on Tuesday, June 25th, 2002

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by Advantage Investment Management Ltd., the manager (the "Manager") of Advantage Energy Income Fund (the "Trust", the "Fund" or "Advantage"), for use at the Annual and Special Meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust (the "Meeting") to be held on the 25th day of June, 2002, at 3:00 p.m. (Calgary time) in the McMurray Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting.

Instruments of Proxy must be received by Computershare Trust Company of Canada, Stock Transfer Department, 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the "Trustee") has fixed the record date for the Meeting at the close of business on May 17, 2002 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his/her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of Search Energy Corp. ("Search" or the "Corporation") and/or the Manager. Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders of the Trust do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or

against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically mails a scannable Voting Instruction Form in lieu of the Form of Proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Holder. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. **A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by IICC well in advance of the Meeting in order to have the Trust Units voted.**

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his/her officer or attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Manager at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the Manager of the Trust. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Manager, who will not be specifically remunerated therefore.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special Meeting. At the time of

printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of the Trust Indenture dated April 17, 2001 as amended by the First Supplemental Indenture dated as of May 22, 2001, between the Trustee and Search Energy Corp. and 687371 Alberta Ltd. as the settlor (collectively, the "Trust Indenture").

The Trust is authorized to issue an unlimited number of Trust Units. As at April 30, 2002, 27,098,782 Trust Units were issued and outstanding. The Corporation is also entitled to issue Special Voting Units. As at April 30, 2002, no Special Voting Units had been issued. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder. All votes on special resolutions shall be by a ballot and no demand for a ballot shall be necessary.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

To the best of the knowledge of the Trustee, the Manager, and the directors of Search, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

The percentage of Trust Units of the Trust that are owned, directly or indirectly, by the Manager and all directors and officers of Search as a group is 2.4% (655,710 Trust Units).

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of a meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days and notice is to be given at least 10 days prior to the date of the adjourned meeting.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting except for the Trust Indenture Amendment Resolution, the Non-Voting Share Resolution and the Name Change Resolution, which require approval by a special resolution. A special resolution requires the approval of not less than 66 2/3% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting. In addition, The Toronto Stock Exchange ("TSX") has requested that disinterested Unitholder approval be

obtained in connection with the resolution to adopt the Trust Unit Rights Incentive Plan and accordingly the independent directors of Search and their associates will not be entitled to vote in respect of such ordinary resolution. Each of the amendments to the Trust Indenture which are proposed for consideration at the Meeting are made subject to implementation at the discretion of the Board of Directors based upon advice as to the taxation consequences of such amendments and such other factors as the Board of Directors may consider relevant.

MATTERS TO BE ACTED UPON AT MEETING

1. Appointment of Trustee of the Trust

The Trust Indenture provides that the Unitholders at each annual meeting shall re-appoint the Trustee or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to re-appoint Computershare Trust Company of Canada ("Computershare") as trustee of the Trust to hold office until the end of the next annual meeting.

2. Selection of Directors of Search

Pursuant to the terms of the shareholder agreement dated as of May 24, 2001, between the Manager, Search and the Trustee, as trustee of the Trust (the "Shareholder Agreement"), it is provided that the Board of Directors of Search is to consist of a minimum of five (5) and a maximum of nine (9) members and is initially to be set at seven (7) members. The Shareholder Agreement also provides that as long as the Manager is the manager of the Trust, it is entitled to designate two (2) of the members of the Board of Directors of Search and the balance of the members of the Board of Directors of Search are to be selected by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture and that following such meeting the Trustee shall elect the individuals so selected by the Unitholders to the Board of Directors of Search. One of the directors so selected by the Unitholders will be the Chairman of the Board of Directors of Search.

The five (5) nominees for selection as directors of Search by Unitholders are as follows:

Ronald A. McIntosh
Roderick M. Myers
Steven Sharpe
Lamont C. Tolley
Rodger A. Tourigny

The names and municipalities of residence of the five (5) persons nominated for selection as directors of Search by Unitholders; the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction; the offices held by each in Search, the time served as director; and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Trust Units Beneficially Owned or Controlled	Offices Held and Time as Director	Principal Occupation
Ronald A. McIntosh[(2)] Calgary, Alberta	11,260	Director since September 25, 1998	President and Chief Executive Officer of Ventus Energy Ltd., a publicly traded oil and gas company

Name and Municipality of Residence	Number of Trust Units Beneficially Owned or Controlled	Offices Held and Time as Director	Principal Occupation
Roderick M. Myers(2)(3) Calgary, Alberta	255,451	Director since December 31, 1996	Independent businessman.
Steven Sharpe(1)(3) Toronto, Ontario	425	Director since May 24, 2001	Managing Director of The EBS Corporation, a management and strategic consulting firm.
Lamont C. Tolley(1) Calgary, Alberta	Nil	Non-Executive Chairman and Director since May 24, 2001	Independent businessman and President of Genex Energy Inc., a private oil and gas company.
Rodger A. Tourigny(1)(2) Calgary, Alberta	22,850	Director since December 31, 1996	President of Tourigny Management Ltd., a private oil and gas consulting company.

Notes:
(1) Member of Audit Committee.
(2) Member of Independent Reserve Audit Committee.
(3) Member of Human Resources, Compensation and Corporate Governance Committee
(4) Search does not have an executive committee of its Board of Directors.

As stated above, pursuant to the Shareholder Agreement the Manager is entitled to designate two (2) of the members of the Board of Directors of Search. The Manager intends to designate the following persons as members of the Board of Directors of Search:

Kelly I. Drader
Gary F. Bourgeois

The names and municipalities of residence of Messrs. Bourgeois and Drader; the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction; the offices held by each in Search, the time served as director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Trust Units Beneficially Owned or Controlled	Offices Held and Time as Director	Principal Occupation
Kelly I. Drader(1) Calgary, Alberta	93,000	President and Chief Executive Officer and Director since May 24, 2001	President and Chief Executive Officer of Search and the Manager
Gary F. Bourgeois Toronto, Ontario	150,000	Vice President and Director since May 24, 2001	Vice-President, Corporate Development of Search and Vice-President of the Manager

Note:
(1) Member of Human Resources, Compensation and Corporate Governance Committee.

3. Appointment of Auditors of the Trust

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of Ernst & Young LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the

next annual meeting of the Unitholders. Ernst & Young LLP have been the auditors of the Trust since its formation on April 17, 2001. The Shareholders Agreement provides that the auditors of Search will be the same as the auditors of the Trust.

Unitholders are hereby informed that Search will pass a shareholders resolution in writing to elect each of the directors selected by the Unitholders and the Manager as directors of Search and to appoint the auditor of the Trust as the auditor of Search.

4. Trust Indenture Amendment Resolution

Management presented to the Board of Directors of Search a number of proposed amendments to the Trust Indenture and after considering such amendments the Board of Directors of Search had determined to place before the Unitholders a special resolution approving amendments to the Trust Indenture as follows:

Electronic Access to Shareholder Communication and Electronic Meetings and Proxy Voting

Although applicable securities laws do not presently permit the electronic delivery of documents, the Board of Directors of Search proposed to amend the Trust Indenture to permit the Trustee, without Unitholder approval, to amend the Trust Indenture to provide for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, financial statements, notices of Unitholder meetings and information circulars and proxy related materials) once applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures. Such amendments to the Trust Indenture to permit electronic delivery of documents are intended as a convenience to Unitholders, to provide benefits to the environment and to reduce costs, however, as electronic delivery may not be suitable for everyone, it is intended that paper copies of documents will continue to be provided to Unitholders as required. Once applicable securities laws have been amended to permit the electronic delivery of documents by the Trust and the Trust Indenture has been amended accordingly, Search intends to provide to Unitholders further information in respect of the procedures to be followed in order for Unitholders to be able to take advantage of electronic delivery.

Additionally, the Trust Indenture has been amended to allow, to the extent permitted by applicable law, meetings of Unitholders to be held partially or entirely by means of telephonic, electronic or other communication facility, and including teleconferencing, videoconferencing, computer link, web casting and other similar means. The Trust Indenture has also been amended to allow for, to the extent permitted by applicable law, the Trustee to make, vary or revoke such regulations as it thinks fit providing for and governing the depositing and tabulation of proxies by telephonic, electronic or other communication means and to permit a person entitled to vote at a meeting of Unitholders to vote by means of a telephonic, electronic or other communication facility that the Trustee has made available for that purpose.

Other Changes

In addition to the amendments to the Trust Indenture which are described above, the Board of Directors of Search also proposes to make a number of other amendments to the Trust Indenture. These amendments are principally intended to simplify portions of the Trust Indenture or to enable the business of the Trust to be carried out more effectively for the benefit of Unitholders and, in the opinion of management of Search, such amendments will not prejudice Unitholders. Such amendments to the Trust Indenture include the following:

(a) the Trust Indenture will be amended to ensure that the Trustee has the necessary power to withhold amounts from distributions or redemption amounts distributed to satisfy both past and present withholding tax obligations;

(b) the Trust Indenture will be amended to clarify that the net proceeds of offerings by the Trust may be used by the Trust to directly acquire the securities of any other person or entity for the purpose of indirectly acquiring petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets (which assets are hereinafter referred to as "Energy Assets"). Although the Board of Directors of Search does not presently have any plans to do so the foregoing amendment will enable the Trust to indirectly acquire Energy Assets through the acquisition by the Trust of less than 100% of the securities of an entity which holds Energy Assets;

(c) the Trust Indenture will be amended to provide that a vacancy in the office of the auditors of the Trust resulting from the removal of such auditors by Unitholders may be filled at the meeting at which such removal is approved and the Trust Indenture will also be amended to provide the independent members of the Board of Directors of Search with the ability to fill a vacancy in the office of the auditors of the Trust resulting from the resignation of such auditors;

(d) the definition of "Distributable Income" will be amended to include all royalties received by the Trust on "Properties" (including the royalty granted to the Trust by Search);

(e) the Trustee will be granted the specific power and authority to vote any investments held by the Trust which carry voting rights in such manner as may be approved by the Board of Directors of Search;

(f) the Trust Indenture will be amended to provide the Trustee with the express power and authority to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind of any person, including without limitation, Search, and any other subsidiary of the Trust; to enter into any other obligations on behalf of the Trust; or enter into any subordination agreement on behalf of the Trust or any other person, and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or encumbrance over or with respect to all or any of the Trust Fund (as defined therein) or to subordinate the interests of the Trust in the Trust Fund to any other person and also to include more detailed provisions regarding the banking activities of the Trust; and

(g) following any amendment to the Trust Indenture, the parties to the Trust Indenture will be authorized to enter into an amended and restated version of the Trust Indenture which will include and give effect to all amendments to the Trust Indenture in effect at the applicable time.

Special Resolution

At the Meeting, Unitholders will be asked to consider, and if deemed advisable, to approve the special resolution set forth in Schedule "A" (the "Trust Indenture Amendment Resolution"), amending the Trust Indenture in the manner described above and as set forth in Schedule "A". The Board of Directors of Search recommends that Unitholders approve the Trust Indenture Amendment Resolution.

5. Non-Voting Resolution

The authorized capital of Search currently consists of an unlimited number of common shares and an unlimited number of preferred shares, which preferred shares are issuable in series. In order to provide for further flexibility in capital raising opportunities, the Board of Directors of Search recommends amending the articles of amalgamation of Search to create a new class of non-voting common shares (the "Non-Voting Shares"). Except for the right to notice of and to attend at any meetings of the shareholders of Search, the holders of the Non-Voting Shares will have the same rights as the holders of common shares of Search.

The Shareholders Agreement provides that Unitholders shall be entitled to notice of, and to attend at and direct the manner in which the Trustee will vote its common shares at any meeting of the shareholders of Search and in respect of any matter put before the shareholders of Search.

Special Resolution

At the Meeting, Unitholders will be asked to consider, and if deemed advisable, to approve the special resolution set forth in Schedule "B" (the "Non-Voting Share Resolution") to authorize the amendment of the articles of amalgamation of Search in the manner described above and set forth in Schedule "B". The Board of Directors of Search recommends that Unitholders approve the Non-Voting Share Resolution. If the resolution is passed, Unitholders are hereby informed that Search will pass a shareholders resolution in writing to amend the articles of amalgamation of Search pursuant to Section 173(1)(d) of the *Business Corporations Act* (Alberta) to create the new class of Non-Voting Shares.

6. Name Change Resolution

Management of Search advised the Board of Directors that Search wishes to change its name to correspond more closely to the name of the Trust as the retention of the "Search Energy Corp." name was causing some confusion to its industry partners, Unitholders and securities analysts. In that regard, the Board of Directors has recommended that Search change its name to "Advantage Oil & Gas Ltd." (the "Name Change").

Special Resolution

At the Meeting, Unitholders will be asked to consider, and if deemed advisable, to approve the special resolution set forth in Schedule "B" (the "Name Change Resolution") amending the articles of amalgamation of Search to change the name of Search to "Advantage Oil & Gas Ltd.". The Board of Directors of Search recommends that Unitholders approve the Name Change Resolution. If such resolution is passed, Search will pass a shareholders resolution in writing to amend the articles of amalgamation of Search pursuant to Section 173(1)(a) of the *Business Corporations Act* (Alberta) to change Search's name from "Search Energy Corp." to "Advantage Oil & Gas Ltd.".

7. Trust Unit Rights Incentive Plan

On April 30, 2002, the Board of Directors of Search approved a Trust Unit Rights Incentive Plan (the "Incentive Plan"), the purpose of which is to provide effective long term incentives to the independent directors of Search and to reward them on the basis of the long term Trust Unit trading price performance and income of the Trust, thereby: (i) reflecting the total returns to holders of Trust Units; and (ii) aligning their interest with the holders of Trust Units.

The Incentive Plan permits the granting of rights to purchase up to a maximum of 250,000 Trust Units, representing approximately 0.9% of the currently issued and outstanding number of Trust Units. The approval by the Board of Directors of Search is required for any grant of rights (the "Rights") under the Incentive Plan.

The number of Rights and the exercise price thereof is set by the Board of Directors of Search at the time of grant provided that the exercise price shall not be less than the closing market price of the

Trust Units on the day immediately preceding the date of grant. Rights granted under the Incentive Plan may be exercised during a period not exceeding ten years, subject to earlier termination upon a holder of Rights ceasing to be a director of Search or upon the death of a holder. The Rights are non-transferable and non-assignable. If the Incentive Plan is approved by Unitholders, it is anticipated that independent directors of Search will receive Rights which shall vest at the time of being granted and be exercisable for a period of four years.

Because the objective of the Trust is to maximize distributable income and long term value growth in order to maximize benefit to Unitholders, fixed price options or rights only reflect the benefit from the growth value objective, which is not expected to be material, given the Trust's policy of distributing cash flow as opposed to reinvesting cash flow and, accordingly, do not reflect any benefit to fixed price option or rights holders from achieving the distribution objective. Accordingly, the Incentive Plan allows for a decrease in the exercise price of the Rights over time based upon distributions made by the Trust to Unitholders.

For example, if Rights had been granted on May 1, 2002, the initial exercise price of such rights could not have been less than $11.28, being the closing market price of the Trust Units on the day immediately preceding such date (the "Initial Exercise Price"). While Rights are still outstanding, the holder of such Rights would be entitled to receive the benefit of distributions made during the period the Rights were held by way of a decreased exercise price in amounts equal to distributions made during such period (such decreased price being referred to as the "Revised Exercise Price"). The Incentive Plan provides that the holder of the Rights may elect to exercise the Rights at either the Initial Exercise Price or the Revised Exercise Price.

The Board of Directors has reviewed the Incentive Plan and, based on this review and its consideration of the remuneration paid to independent directors of other publicly traded entities, is satisfied that the Incentive Plan is an appropriate long-term incentive plan for the Trust. Shareholder approval of the Incentive Plan is not required by law, but the TSX has requested Unitholder approval of the Incentive Plan by a majority of the votes cast at the Meeting, other than votes attaching to Trust Units held by the independent directors of Search and their associates. The form of Trust Unit Rights Incentive Plan Resolution is set forth in Schedule "B".

Implementation of the Incentive Plan is also subject to receipt of all necessary regulatory approvals, including the approval of the TSX.

8. Advance Unitholder Approval for Private Placements

The Trust from time to time investigates opportunities to raise financing on advantageous terms. While the Trust has no specific plans at this time, it may undertake one or more financings over the next year that may be structured as private placements. Under the rules of the TSX, the aggregate number of Trust Units of a listed issuer which are issued or made subject to issuance (i.e., issuable under a purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of Trust Units outstanding

(on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless Unitholder approval has been obtained for such transactions.

The application of the TSX 25% Rule may restrict the availability to the Trust of funds which it may wish to raise in the future by private placement of its securities.

The TSX will accept advance approval by Unitholders in anticipation of private placements that may exceed the TSX 25% Rule provided such private placements are completed within 12 months of the date such advance Unitholder approval is given. Accordingly, the Trust wishes to present to Unitholders a proposal to proceed with additional private placements over the next twelve months in excess of the TSX 25% Rule.

As at April 30, 2002 the Trust had 27,098,782 Trust Units issued and outstanding. Accordingly, the Trust proposes that the maximum number of Trust Units which either would be issued or made subject to issuance under one or more private placements in the 12 month period commencing June 25, 2002 would not exceed 15,000,000 Trust Units in the aggregate, or approximately 55% of the Trust's issued and outstanding Trust Units.

Any private placement proceeded with by the Trust under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

1. it must be substantially with parties at arms' length to the Trust;

2. it cannot materially affect the control of the Trust;

3. it must be completed within a 12 month period following the date the Unitholder approval is given; and

4. it must comply with the private placement pricing rules of the TSX, which currently require that the issued price per Trust Units must not be lower than the closing market price of the Trust Units on the TSX on the trading date prior to the date notice of the Private Placement is given to the TSX (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
$2.00 and above	15%

(for these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest price at which the securities are convertible by the holders thereof).

In any event, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control, in which case specific Unitholder approval may be required.

At the Meeting, Unitholders will be asked to consider the following ordinary resolution (the "Private Placement Resolution"):

"BE IT RESOLVED THAT the issuance by the Trust in one or more private placements during the 12 month period commencing June 25, 2002 of up to 15,000,000 Trust Units, as more particularly described in and subject to the restrictions described in the Trust's Information Circular - Proxy Statement dated May 16, 2002, be and is hereby approved."

In order to approve the ordinary resolution, a majority of the votes cast, in person or by proxy, at the Meeting on the Private Placement Resolution must be voted in favour thereof. In the event that the resolution is not passed, the TSX will not approve any private placements that result in the issuance or possible issuance of the number of Trust Units which exceed the TSX 25% Rule, without specific Unitholder approval. Such restriction could impede the Trust's timely access to required funds on favourable terms and thus affect the ability of the Trust to capitalize on opportunities that may arise.

EXECUTIVE COMPENSATION

Cash and Other Compensation

The information provided below relates to remuneration paid to the Corporation's Chief Executive Officer and each of the Corporation's five most highly compensated executive officers during the financial period from May 24, 2001 to December 31, 2001 (the "Named Executive Officers"). All figures are in Canadian dollars unless indicated otherwise.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Period Ended Dec. 31	Salary ($)	Bonus ($)	Other Annual Compen-sation	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Kelly I. Drader President and Chief Executive Officer	2001	105,000	Nil	Nil	Nil	Nil	Nil	Nil
Patrick J. Cairns Senior Vice President	2001	90,417	Nil	Nil	Nil	Nil	Nil	Nil
Jeffrey P. Jongmans Vice President, Finance and Chief Financial Officer	2001	72,917	33,000(1)	Nil	Nil	Nil	Nil	Nil
Gary Bourgeois Vice President, Corporate Development	2001	72,917	Nil	Nil	Nil	Nil	Nil	Nil
Toshiyuko Takahashi Vice President, Exploitation	2001	72,917	Nil	Nil	Nil	Nil	Nil	Nil
Rick Mazurkewich Vice President, Operations	2001	70,417	36,000(1)	Nil	Nil	Nil	Nil	Nil

Notes:

(1) $19,500 of the bonus amount paid to each individual was funded by Management Fees allocated by the Manager to employees of Search for such purpose. See "Executive Compensation" - "The Manager" - "Management Fees".

(2) During 2001, there were six executive officers of Search. In respect of the financial period ended December 31, 2001, the six executive officers received, in the aggregate, cash remuneration of $553,585.

(3) Certain officers indirectly hold economic interests in the Manager and accordingly receive an indirect benefit through amounts paid to the Manager. See "Management Fees".

Management Agreement

The Manager, Search and the Trustee, as trustee for and on behalf of the Trust, entered into the Management Agreement dated May 24, 2001, pursuant to which Search and the Trust engaged Advantage Investment Management Ltd. as manager of the Trust and Search.

The Manager

The offices of the Manager are located at Suite 700, 400 - 5th Avenue S.W., Calgary, Alberta, T2P 0L6. The names, municipality of residence, positions held and principal occupation of each director and senior officer of the Manager are set forth below:

Name and Municipality of Residence	Position with Search and/or the Manager	Principal Occupation
Kelly I. Drader Calgary, Alberta	Director, President and Chief Executive Officer of Search and the Manager	President and Chief Executive Officer of Search
Gary Bourgeois Toronto, Ontario	Director, Vice-President, Corporate Development of Search and Director and Vice-President of the Manager	Vice-President, Corporate Development of Search
Patrick J. Cairns Calgary, Alberta	Senior Vice President of Search and Director and Vice President of the Manager	Senior Vice-President of Search
Toshiyuki Takahashi Calgary, Alberta	Vice-President, Exploitation of Search and Director and Vice President of the Manager	Vice-President, Exploitation of Search

In addition to salaries received in their capacities as executive officers of Search, Messrs. Drader, Bourgeois, Cairns and Takahashi also indirectly receive management fees in their capacities as shareholders of the Manager.

Management Fees

In its role under the Management Agreement as manager and administrator of Search and the Trust, the Manager receives the following fees:

(a) a fee in an amount equal to 1.5% of Operating Cash Flow (as defined in the Management Agreement), such amount to be calculated as at the end of each calendar quarter or portion thereof if applicable and paid on the 15th day following any such calendar quarter or if such day is not a business day, on the next business day; and

(b) a fee equal to 10% of the Total Return Amount (which means in respect of any Return Period an amount equal to the Total Return Percentage (as defined in the Management Agreement) minus 8% if the Return Period (as defined in the Management Agreement) is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization (as defined in the Management Agreement) for that Return Period), such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period or if such day is not a business day, on the next business day.

In addition, the Manager has the option (subject to any necessary regulatory approval) to elect to receive all or part of the fee provided in (b) above in Trust Units at the Unit Market Price calculated as at the end of the relevant period. As no fee was payable pursuant to paragraph (b) above for the period ended December 31, 2001, no such election has been made to date.

The Manager's representatives who act as employees or officers of Search are entitled to participate in any benefit plans put in place for Search employees (including under any incentive plan) by Search, and are entitled to industry competitive salaries (as approved by the Board of Directors of Search) for acting in such capacity. For the period ended December 31, 2001, representatives of the Manager who acted as employees or officers of Search received an aggregate of $341,251 in salary and benefits.

The Manager does not receive any acquisition or disposition fees.

The management fees referred to in (a) and (b) above (collectively, the "Management Fees") have funded all employee bonuses and incentive plans and have to date been allocated by the Manager on the following basis:

the Manager's Shareholders	66 2/3%
Employees of Search	33 1/3%

The allocation of the Management Fees and the Termination Fees (as defined below) amongst the employees of Search have been distributed based upon the recommendations of the Manager as approved by the Board of Directors of Search.

The Manager was paid $371,859 in Management Fees for the period ended December 31, 2001.

General and Administrative Costs

The Manager is also entitled to reimbursement for general and administrative costs. General and administrative costs are deducted in computing royalty income to the extent not paid from the residual income of Search. General and administrative costs are generally charged to Search and the Trust by the Manager based on time spent and direct costs incurred in fulfilling the obligations of the Manager to Search and the Trust pursuant to the Management Agreement.

The Manager was reimbursed $120,845 for general and administrative costs for the period ended December 31, 2001.

Term and Termination

The initial term (the "Initial Term") of the Management Agreement is 3 years, and on each anniversary date of the Management Agreement it automatically renews on an "evergreen" basis for additional one year periods provided that the Board of Directors of Search has not given notice to the Manager prior to any such renewal that such renewal shall not occur. In all instances of termination (except where the Management Agreement terminates at the end of the term) a termination fee (the "Initial Termination Fee") equal to the Management Fees paid for the immediately prior two years shall be payable, which will be adjusted on a *pro rata* basis to reflect a full two-year period if a two-year time period has not yet passed. Upon completion of the Initial Term, in all instances of termination (except where the Management Agreement terminates at the end of the term) a termination fee ("Subsequent Termination Fee") equal to the Management Fees paid for the immediately prior 2½ years shall be payable. In no instance shall the Manager be entitled to both the Initial Termination Fee and the Subsequent Termination Fee (collectively referred to herein as the "Termination Fees"). Notwithstanding

the foregoing, if, during the Initial Term, Kelly Drader (or an alternative individual with comparable skill and experience who is acceptable to the Board of Directors of Search) no longer provides all or substantially all of his work time to Search and the Trust, the Management Agreement can be terminated by Search and the Trust and the Manager will not be entitled to any Termination Fees.

In addition, the Manager will be entitled to receive any unpaid fees that have accrued prior to termination and to reimbursement by the Trust and Search of general and administrative costs and expenses related to the Manager's performance under the Management Agreement, other than costs related solely to the Manager and costs related to employee bonuses and incentive plans.

Report on Executive Compensation

The Human Resources, Compensation and Corporate Governance Committee is comprised of Messrs. Sharpe (Chair), Myers and Drader and is charged with, among other things, a periodic review and recommendation of compensation of the executive officers of the Corporation.

The compensation paid to the Manager in respect of the management and administration of Advantage and the Corporation is fixed by contract. The Management Agreement also requires that certain employees of the Manager become employees and executive officers of Search and receive equivalent employee benefits to those received by Search's executive officers and receive industry-competitive salaries as approved by the Board of Directors from time to time while they hold such positions during the term of the Management Agreement.

To date, the Corporation's current compensation plan for its executive officers has consisted of a base salary and bonuses. As the Management Agreement requires that those employees of the Manager who also serve as executive officers of the Corporation receive industry-competitive salaries, the Human Resources, Compensation and Corporate Governance Committee, when making such salary determinations, takes into consideration individual salaries paid to executives of other issuers of comparable size within the oil and gas industry. Such information is obtained from independent consultants who regularly review compensation practices in Canada.

Advantage has not adopted a formal bonus plan. Bonuses paid to executive officers to date have been based upon recommendations made by the Corporation's Chief Executive Officer to the Human Resources, Compensation and Corporate Governance Committee which, after review and consideration, makes a further recommendation to the Board of Directors for approval. Subject to an exception for the period ended December 31, 2001, bonuses paid to executive officers will be paid out of the Management Fees otherwise payable to the Manager. Under the Management Agreement, the Manager is entitled to receive reimbursement for its general and administrative costs, however, employee bonuses and other amounts paid to employees under incentive plans are not reimbursable.

The foregoing report is respectfully submitted to Unitholders by the Human Resources, Compensation and Corporate Governance Committee:

Steven Sharpe (Chair)
Kelly I. Drader
Roderick M. Myers

PERFORMANCE CHART

The closing price of the Trust Units on the TSX on their first day of trading on May 29, 2001 was $12.50. The closing price of the Trust Units on the TSX on December 31, 2001 was $8.12 and on

March 28, 2002 was $11.14. During 2001, monthly cash distributions were paid to Unitholders of record in the following amounts:

For the 2001 Period Ended	Distributions per Unit	Payment Date
June 30	$0.28	July 16, 2001
July 31	0.28	August 15, 2001
August 31	0.22	September 17, 2001
September 30	0.22	October 15, 2001
October 31	0.15	November 15, 2001
November 30	0.15	December 17, 2001
December 31	0.15	January 15, 2002
Total:	**$1.45**	

During the first quarter of 2002, monthly cash distributions were paid to Unitholders of record in the following amounts:

For the 2002 Period Ended	Distributions per Unit	Payment Date
January 31	$0.15	February 15, 2002
February 28	0.13	March 15, 2002
March 28	0.13	April 15, 2002
Total:	**$0.41**	

The following graph illustrates changes from May 29, 2001 to March 28, 2002, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the TSX 300 Composite Index and the TSX Oil & Gas Producers Index, with all dividends and distributions reinvested.[1]


110
100
90
80
70
May 29, 2001
Dec 31, 2001
March 28, 2002
Advantage Unitholder Total Return
TSX 300 Total Return Index
TSX Oil & Gas Producers Index

	2001/05/29	2001/12/31	2002/03/28
Advantage Energy Income Fund Unitholder Total Return	100	77	104
TSX 300 Total Return Index	100	94	97
TSX Oil & Gas Producers Index	100	91	106

Note:
(1) The Advantage Energy Income Fund Unitholder Return incorporates the actual cash distributions declared prior to December 31, 2001 and March 28, 2002, respectively.

CORPORATE GOVERNANCE

General

In 1995, The Toronto Stock Exchange adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. The TSX has prescribed that all issuers listed on the TSX must now annually disclose their approach to corporate governance with specific reference to each of the Guidelines.

Set out in Schedule "C" attached hereto is a description of the Trust's corporate governance practices, which have been established with reference to the terms of the Trust Indenture, Shareholder Agreement and Management Agreement. As a result of these contractual obligations and the structure of the Trust, in some cases, compliance with the Guidelines is or could be inconsistent with the terms of the Trust Indenture, Shareholders Agreement and Management Agreement. However, management and the Board of Directors of Search believe that, where practical, their approach to corporate governance is substantially consistent with the Guidelines.

REMUNERATION OF DIRECTORS OF SEARCH

The Chairman of Search was paid an annual retainer of $15,000 and $1,000 per meeting or committee meeting attended ($750 per conference call meeting), plus expenses of attending such meetings during 2001. Each of the other directors of Search, with the exception of those who are employees of Search and the Manager, received an annual retainer of $10,000 and $1,000 per meeting or committee meeting attended ($750 per conference call meeting), plus expenses of attending such meetings. In the fiscal period of the Trust ended December 31, 2001, a total of $101,750 in fees were paid to the independent directors of Search.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

There is not, and has not been, any indebtedness outstanding from directors or officers of Search or directors or senior officers of the Manager or the Trustee to the Trust or Search at any time since May 24, 2001, the date of the reorganization of pre-amalgamation Search Energy Corp. into the Trust.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of directors of Search or directors and senior officers of the Manager, nominees for director of Search, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any known associate or affiliate of such persons in any transaction during 2001 or in any proposed transaction which has materially affected or would materially

affect the Trust or Search other than (i) certain insiders purchasing Trust Units under the public offerings of Trust Units completed during 2001, and (ii) as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

The Manager is not aware of any material interest of any director or nominee for director of Search or of any director or officer of the Manager, or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting.

OTHER MATTERS

The Manager knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board of Directors of Search on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED May 16, 2002

ADVANTAGE ENERGY INCOME FUND
By: Search Energy Corp.

(signed) Kelly I. Drader
Director, President and
Chief Executive Officer

(signed) Jeffrey P. Jongmans
Vice-President Finance and
Chief Financial Officer

SCHEDULE "A"
"TRUST INDENTURE AMENDMENT RESOLUTION"

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Trust Indenture be amended as follows:

(a) **Section 1.1 of the Trust Indenture be amended by replacing the definition of "Amalco" with the following:**

""Amalco" means the Corporation resulting from the amalgamation of Search Energy and AcquisitionCo under the name Search Energy Corp. and the successors of Amalco;"

(b) **Section 1.1 of the Trust Indenture be amended by replacing the definition of "Auditors" with the following:**

""Auditors" means such firm of chartered accountants as may be appointed as auditor or auditors of the Trust by or in accordance with Article 16;"

(c) **Section 1.1(s)(i) of the Trust Indenture be amended by revising Section 1.1(s)(i) to read:**

"all amounts received by the Trust in respect of the Trust Royalty or any other royalties on Properties since the immediately-preceding Distribution Record Date;"

(d) **Section 1.1 of the Trust Indenture be amended by revising the definition of "Permitted Investments" to delete all references to "Canadian Bond Rating Service Inc.";**

(e) **Section 1.1 of the Trust Indenture be amended by replacing the definition of "Search Energy" or "Search" with the following:**

""Search Energy" or "Search" means Search Energy Corp. and its successors;"

(f) **Section 1.1 be amended by replacing the definition of "Subsequent Investments" with the following:**

""Subsequent Investments" means royalties in respect of Properties and Resource Properties and securities of Amalco or any other subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of energy related assets including petroleum and natural gas, including without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets (collectively, "Energy Assets") and whether effected through an acquisition of assets or an

acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets and includes the acquisition of securities of any other person or entity for the purpose of indirectly acquiring Energy Assets;"

(g) **Section 1.1 be amended by changing the definition of "Trust Expenses" to add the words "or the Trust Fund" immediately following the word "Indenture";**

(h) **Section 1.1 of the Trust Indenture be amended by replacing the definition of "year" with the following:**

""year" means a calendar year."

(i) **Section 3.2(c) of the Trust Indenture be amended by replacing it with the following:**

"Subject to Section 3.1(a) Trust Units are only to be issued as fully paid and non-assessable and the consideration received by the Trust in connection with the issuance of Trust Units may consist of money or property or past service, provided that property will include a promissory note or promise to pay given by the allottee."

(j) **Section 5.9 of the Trust Indenture be amended by replacing it with the following:**

"**5.9 Withholding Taxes**

For greater certainty, in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture, the Trustee shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture and the Trustee is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to the Unitholder, the Trustee shall be permitted to withhold amounts from other distributions to satisfy the Trustee's withholding tax obligations."

(k) **Section 6.7 of the Trust Indenture be deleted;**

(l) **Section 7.2(q) of the Trust Indenture be amended by replacing it with the following:**

"(q) to, directly or indirectly, borrow money from or incur indebtedness to any person and in connection therewith, to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind of any person, including, without limitation, Amalco and any other Subsidiary of the Trust; to enter into any other obligations on behalf of the Trust, Amalco, or any other Subsidiary of the Trust; or enter into any subordination agreement on behalf of the Trust or any other person, and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or encumbrance over or with respect to all or any of the Trust Fund or to subordinate the interests of

the Trust in the Trust Fund (including, without limitation, Amalco or any other subsidiary of the Trust) to any other person;"

and by inserting an additional paragraph (nn) as the last paragraph of such Section reading as follows:

"(nn) to vote Subsequent Investments held by the Trust which carry voting rights in such manner as may be approved by the Board of Directors of Amalco."

(m) **Section 7.5 of the Trust Indenture be amended by replacing it with the following:**

"7.5 Banking

The banking activities of the Trust, or any part thereof, shall be transacted with such financial institution (including the Trustee or an Affiliate thereof) or other person carrying on a financial services business as the Trustee may designate, appoint or authorize from time to time and all such financial services business, or any part thereof, shall be transacted on the Trust's behalf by such one or more officers of the Trustee and/or other persons as the Trustee may designate, appoint or authorize from time to time (who may be officers or employees of Amalco or the Manager) including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, bankers' acceptances, bills of exchange, letters of credit and orders for the payment of money; the giving of receipts for and orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such financial services business and defining the rights and powers of the parties hereto; and the authorizing of any officer of such financial institution, or any trustee or agent thereof to do any act or thing on the Trust's behalf to facilitate such banking business."

(n) **Section 7.12 of the Trust Indenture be amended by inserting the words "registered education savings plans" after "registered retirement income funds".**

(o) **Section 8.2 of the Trust Indenture be amended by replacing it with the following:**

"8.2 Offerings and Other Matters

The Trustee hereby delegates to Search Energy (through its Board of Directors) responsibility for any or all matters relating to: (a) an Offering including: (i) ensuring compliance with all applicable laws; (ii) the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (iii) any subscription agreement or underwriting or agency agreements providing for the sale of Trust Units or securities convertible for or exchangeable into Trust Units or rights to Trust Units; (iv) the adoption of a unitholder rights plan and without limitation those matters set forth in Section 7.1(b)

hereof; (b) the terms of, and amendment from time to time of the Material Contracts; (c) the redemption of Trust Units; (d) the determination of (i) the amount of Distributable Income; (ii) any Distribution Record Date other than the last day of each calendar month; and (iii) the payment of cash distributions to Unitholders; (e) the establishment and determination of any Credit Facilities, borrowings, the giving of any guarantees or any other agreement to facilitate any borrowing by the Trust or Amalco or other wholly-owned entity under this Indenture including without limitation any matters under Sections 7.2(h), (o), (q), (s), (w), (ab), (ah) and Section 7.5; (f) the acquisition and disposition of Permitted Investments and Subsequent Investments by the Trust and the negotiation of agreements respecting Subsequent Investments; (g) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; (h) maintaining the books and records of the Trust and providing timely reporting to Unitholders; (i) the financial statements of the Trust and Amalco; (j) the continued listing of the Trust Units of the Trust on any exchange and to maintain the Trust's status as a reporting issuer, including press releases and material change reports as required by the continuous disclosure requirements of applicable securities legislation including, without limitation the matters described in Section 7.2(aa); (k) the Initial Permitted Securities; (l) the appointment and retention of a depositary, registrar and transfer agent, distribution disbursing agent or other similar entity as may be required from time to time; and (m) the commercial form of Trust Unit certificate to be utilized by the Trust. Search Energy accepts such delegation and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances; Search Energy may, and if directed by Search Energy in writing, the Trustee shall, execute any agreements on behalf of the Trust as Search Energy shall have authorized within the scope of any authority delegated to it hereunder."

(p) **Section 10.1 of the Trust Indenture be amended by inserting a new paragraph (b)(iv) between the existing paragraphs (iii) and (iv) reading as follows:**

"(iv) providing for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, financial statements, notices of Unitholder meetings and information circulars and proxy related materials) once applicable securities laws have been amended to permit such electronic delivery, provided that such amendments to the Trust Indenture are not contrary to or do not conflict with such laws;"

by re-numbering existing paragraphs (iv), (v) and (vi) as paragraphs (v), (vi) and (vii); and by inserting a new paragraph (viii), reading as follows:

"(viii) making any modification in the form of Trust Unit Certificates to conform with the provisions of the Indenture, or any other modifications,

provided the rights of the Trustee and of the Unitholders are not prejudiced thereby."

(q) **Section 11.1 of the Trust Indenture be amended by inserting the following sentence as the second last sentence of such section:**

"To the extent permitted by applicable law, meetings of Unitholders may be held partially or entirely by means of a telephonic, electronic or other communication facility, including teleconferencing, videoconferencing, computer link, web casting or other similar means."

(r) **Section 11.4 of the Trust Indenture be amended by re-lettering the first paragraph thereof as paragraph (a) and adding the following as paragraph (b):**

"(b) To the extent permitted by applicable law, the Trustee may from time to time make, vary or revoke such regulations as it shall think fit providing for and governing the depositing and tabulation of proxies by telephonic, electronic or other communication means. To the extent permitted by applicable law, a person entitled to vote at a meeting of Unitholders may vote by means of a telephonic, electronic or other communication facility that the Trustee has made available for that purpose."

(s) **The third paragraph of Section 11.6 of the Trust Indenture be amended by replacing it with the following:**

"Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary. No Special Resolution changing or amending any provision hereof relating to or affecting: (i) the Trustee, including the qualification, powers, authorities, appointment, removal or resignation thereof; or (ii) the provisions of Articles 10, 11 or 13 shall be effective prior to 60 days from the adoption thereof in accordance with the provisions hereof or such shorter period as may be approved by Unitholders."

(t) **Section 12.2 of the Trust Indenture be amended by re-lettering the first paragraph thereof as paragraph (a) and adding the following as paragraph (b):**

"(b) Any Trust Unit Certificate validly issued prior to the date hereof in accordance with the terms of this Indenture in effect at such time shall validly represent issued and outstanding Trust Units, notwithstanding that the form of such Trust Unit Certificate may not be in the form currently required by this Indenture."

(u) **The Trust Indenture be amended by inserting a new Section 14.2 as follows:**

"14.2 Provision for Amended and Restated Indenture

Notwithstanding Section 14.1, following any amendments to this Indenture, the parties to the Indenture may enter into an amended and

restated version of the Indenture which shall include and give effect to all amendments to the Indenture in effect at the applicable time."

(v) **Section 16.3 of the Trust Indenture be amended by replacing it with the following:**

"The Auditors may at any time be removed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting of Unitholders duly called for that purpose and, upon the removal of Auditors as aforesaid, new auditors may be appointed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting duly called for that purpose. A vacancy created by the removal of Auditors as aforesaid may be filled at the meeting of Unitholders at which the Auditors are removed or, if not so filled, may be filled under Section 16.4."

(w) **Section 16.4 of the Trust Indenture be renumbered as Section 16.5 and a new Section 16.4 be inserted as follows:**

"16.4 Filling Vacancy

In the event that the Auditors resign as auditors of the Trust, the Trustee shall forthwith fill the vacancy with such new auditors as are approved by the members of the Board of Directors of Amalco, whom are independent of Amalco and the Manager, and such new auditors shall act as auditors of the Trust for the unexpired term of the predecessor auditors of the Trust."

(x) **Section 17.2 of the Trust Indenture is amended by adding the word "and" after "June 30" and deleting "and December 31".**

2. Subject to the implementation of this special resolution as set forth in paragraph no. 3 below, this special resolution shall be effective as of the date of its approval by the Unitholders.

3. The proper officers of Search Energy Corp. ("Search") and/or the Trustee, on behalf of the Trust, be and they are hereby authorized and directed to execute, deliver and file all such documents and other instruments and to otherwise do and perform all such acts and things as they determine to be necessary or desirable for the implementation of this special resolution, at such times as they may determine, provided that the directors of Search may, in their discretion and without further approval of the Unitholders, revoke and rescind this special resolution or any of the amendments to the Trust Indenture contemplated therein before it is acted upon.

SCHEDULE "B"

I. NON-VOTING SHARE RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the articles of amalgamation of Search Energy Corp. ("Search") be amended pursuant to Section 173(1)(d) of the *Business Corporations Act* (Alberta) to create a new class of non-voting common shares (the "Non-Voting Common Shares") having the same rights, privileges and restrictions as the holders of voting common shares of Search except that such Non-Voting Shares shall not have the right to notice of and to attend at any meetings of the shareholders of Search;

2. subject to the implementation of this special resolution as set forth in paragraph no. 3 below, this special resolution shall be effective as of the date of its approval by the Unitholders.

3. the proper officers of Search and/or the Trustee, on behalf of the Trust, be and they are hereby authorized and directed to execute, deliver and file all such documents and other instruments and to otherwise do and perform all such acts and things as they determine to be necessary or desirable for the implementation of this special resolution, at such times as they may determine, provided that the directors of Search may, in their discretion and without further approval of the Unitholders, revoke and rescind this special resolution or any of the amendments to the Trust Indenture contemplated therein before it is acted upon.

II. NAME CHANGE RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the articles of amalgamation of Search Energy Corp. ("Search") be amended pursuant to Section 173(1)(a) of the *Business Corporations Act* (Alberta) to change Search's name from "Search Energy Corp." to "Advantage Oil & Gas Ltd.";

2. subject to the implementation of this special resolution as set forth in paragraph no. 3 below, this special resolution shall be effective as of the date of its approval by Unitholders.

3. the proper officers of Search and/or the Trustee, on behalf of the Trust, be and they are hereby authorized and directed to execute, deliver and file all such documents and other instruments and to otherwise do and perform all such acts and things as they determine to be necessary or desirable for the implementation of this special resolution, at such times as they may determine, provided that the directors of Search may, in their discretion and without further approval of the Unitholders, revoke and rescind this special resolution or any of the amendments to the Trust Indenture contemplated therein before it is acted upon.

III. INCENTIVE PLAN RESOLUTION

BE IT RESOLVED THAT:

1. The Trust Unit Rights Incentive Plan, which is described in the Information Circular-Proxy Circular dated May 16, 2001, be and it is hereby confirmed, ratified and approved; and

2. Any director or officer of Search Energy Corp. be and is hereby authorized, for and on behalf of the Trust, to execute and deliver such documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

SCHEDULE "C"

Advantage TSX Corporate Governance Guidelines Compliance Table

GUIDELINES	COMPLIANCE	COMMENTS
1. The Board should explicitly assume responsibility for the stewardship of Advantage, including:		
(a) the adoption of a strategic planning process;	Yes	To date, strategic planning has occurred at the Board level on an informal basis. In reviewing acquisition and other opportunities that arise from time to time, the Board considers the suitability of such opportunities in the long-term strategy for Advantage. A more formal strategic planning process, which to date has also been addressed in the budget process, is anticipated to be considered prior to the end of 2002. Such formal process may also include devoting one or more board meetings per year to strategic planning matters.
(b) the identification of the principal risks of Advantage's business and the implementation of appropriate systems to manage these risks;	Yes	Directly and through the Audit Committee, the Board monitors and receives periodic reports respecting operations, internal controls and business risks from management and the external auditors. In addition, the Independent Reserve Evaluation Committee reviews the Corporation's environmental, health and safety management system, and through the Corporation's Vice President, Operations, monitors its operation. The same committee reviews the reserve evaluation report prepared by an independent reservoir engineering firm, meets with both the independent engineer and management and is to be apprised of any major changes or potential future changes to reserves. Furthermore, the Board as a whole has implemented a revenue protection program with management regularly reporting to the Board with respect to hedging and other revenue protection strategies.
(c) succession planning, including appointing, training and monitoring senior management;	Yes	The Board is responsible for the stewardship of Advantage through consultation with management of Search and the Manager. The President and Chief Executive Officer is instrumental in succession planning, including the training, monitoring and appointing of senior management. In addition, the Human Resources, Compensation and Corporate Governance Committee reviews the compensation paid to management at least annually and makes recommendations to the Board regarding appointments of corporate officers and senior management.

GUIDELINES	COMPLIANCE	COMMENTS
(d) Advantage's communications policy; and	Yes	Advantage is required to send annual and quarterly disclosure documents and financial statements to registered unitholders and, as well, issue press releases with respect to material events for the Trust. The Board or individual members generally approve all of Advantage's major compliance and communication documents, including annual and quarterly reports, financing documents, press releases, and other disclosure documents. In addition, Advantage has delegated the responsibility for direct shareholder communications to the Corporation's Vice President, Corporate Development, who is available to unitholders and the investment community to discuss Advantage's business and operations. Inquiries may be directed to Advantage's investors' relations line at (416) 945-6636.
(e) the integrity of Advantage's internal control and management information systems.	Yes	The Board, through its committees, has established an effective system for monitoring internal controls and management information systems. The following committees are responsible for reviewing and advising the Board in the noted areas: *Human Resources, Compensation and Corporate Governance Committee*: Board committee mandates, engagement of special advisors, annual statement of corporate commercial practices, Board composition and independence, Board size and nomination of candidates, orientation and education programs for new directors, appointments of senior management, amendments to the management agreement, employment, remuneration and incentive plans *Audit Committee*: financial reporting, disclosure, compliance with GAAP, internal/external audit functions, oversight of financing plans and internal control systems and review of tax pools *Independent Reserve Evaluation Committee*: reviews reserves and future net revenue, price forecasts, compliance with environmental and safety regulation, environment and safety policies and emergency response plans. In addition, the Board has adopted a revenue protection plan to review and implement hedging and derivatives policies and transactions.
2. The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	Five of the seven current members of the Board are unrelated directors.
3. The analysis of the application of the principles supporting the conclusion in paragraph 2 above.	Yes	Of the seven members of the Board, only two are members of management. The remaining five members of the Board are independent of management and are free from any interest and any business or other relationship (other than interests and relationships arising from unitholdings, which unitholdings are not significant) which could, or could reasonably be perceived to, materially interfere with such directors' ability to act in the best interests of Advantage.

GUIDELINES	COMPLIANCE	COMMENTS
4. The Board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	See Comments	The Human Resources, Compensation and Corporate Governance Committee is responsible for proposing new nominees to the Board and for assessing directors on an ongoing basis. Such committee is comprised of a majority of outside directors.
5. The Board should implement a process to be carried out by the Nominating Committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	Yes	The Human Resources, Compensation and Corporate Governance Committee has been assigned the responsibility of assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. In addition, the Board monitors the effectiveness of individual directors and committees of the Boards by addressing any concerns at Board meetings. Board members are free to raise effectiveness issues.
6. The existence of an orientation and education program for new recruits to the Board.	See Comments	There is no formal education and orientation program for new Board members. All current members of the Board have extensive experience serving on boards of public entities. Management of the Corporation and the Manager are available to Board members if specific information is requested. Given that new directors will be added infrequently, no formal orientation program is felt to be necessary at this time, however, if such need does arise, implementation of such a program for new recruits to the Board is the responsibility of the Human Resources, Compensation and Corporate Governance Committee.
7. The size of the Board and the impact of the number of directors upon the Board's effectiveness.	Yes	The Shareholder Agreement prescribes that the Board shall consist of a minimum of five members and a maximum of nine members, with the initial number being set at seven members. The Board is comprised of seven directors, which the Board believes is large enough to permit a diversity of views and to staff the various committees of the Board without being too large to detract from the Board's efficiency and effectiveness. Each of the members of the Board has extensive and diverse business and public company experience with six of seven directors having substantial experience in the oil and gas industry. In addition, three of the seven directors have extensive experience in the income fund and royalty trust sector. Finally, the Human Resources, Compensation and Corporate Governance Committee has the responsibility of assessing the effectiveness of the Board, including considering the appropriate size of the Board.
8. The adequacy and form of the compensation of directors should realistically reflect the responsibilities and risk involved in being an effective director.	Yes	Directors are compensated by fees. Compensation levels are reviewed periodically by the Human Resources, Compensation and Corporate Governance Committee (with reference to compensation surveys and other industry data), which committee makes recommendations to the Board. Directors' liability insurance is provided. The Human Resources, Compensation and Corporate Governance Committee and the Board believe that the compensation currently offered to directors (including the recently adopted Trust Units Rights Incentive Plan) adequately reflects the responsibilities and risk assumed by each member.

GUIDELINES	COMPLIANCE	COMMENTS
9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.	Yes	With the exception of the Human Resources, Compensation and Corporate Governance Committee, which has one related director, all committees are composed solely of unrelated directors.
10. The Board's responsibility for (or a committee of the Board's general responsibility for) developing Advantage's approach to governance issues.	Yes	The Board believes that its approach to corporate governance practices is substantially consistent with the Guidelines. The Human Resources, Compensation and Corporate Governance Committee is responsible for preparing and recommending to the Board annually the statement of corporate governance practices and for dealing with other corporate governance matters.
11. The Board has developed:		
(a) position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities; and	Yes	The Board is responsible for the stewardship of Advantage through consultation with management of Search and the Manager, and generally directs the business and affairs of the Trust. The Management Agreement, Trust Indenture and Shareholders' Agreement provide for specific delegation of certain duties and responsibilities amongst the Manager, management of Search and the Board of Directors, with the Board of Directors retaining a supervisory role and specific authority relating to significant operational and other decisions. In addition, the Management Agreement provides that the Manager agrees to make Kelly Drader available for performance of the services to be performed to the Trust and Search and, Mr. Drader will, during the Initial Term, commit substantially all of his work time on an annual basis to the Trust and Search in performing the executive functions and services defined in the Management Agreement and in acting as Search's President and Chief Executive Officer.
(b) the corporate objectives for which the CEO is responsible for meeting.	Yes	The Chief Executive Officer, together with senior management, implements the corporate objectives developed with the Board while operating within the parameters of the Trust Indenture and Management Agreement.
12. The appropriate structures and procedures to ensure that the Board can function independently of management.	Yes	The Shareholder Agreement prescribes that as long as the Manager is a party to the Management Agreement, it is entitled to designate two members to the Board with the balance of the members being selected by a vote of Unitholders. One of the directors so selected by the Unitholders must be the Chairman of the Board and a majority of the Board must not be officers, employees or consultants of the Corporation, the Manager or any of their respective affiliates. In addition, committees of the Board must, in all cases, be comprised of a majority of directors selected by the Unitholders. Accordingly, the majority of the Board and its committees will always be independent of Management. In addition, the Board may meet independently of Management whenever it is required.
13. (a) The Audit Committee of the Board should be composed only of outside directors.	Yes	The Audit Committee consists of Messrs. Tourigny (Chair), Tolley and Sharpe, all of whom are outside directors.

GUIDELINES	COMPLIANCE	COMMENTS
(b) The roles and responsibilities of the Audit Committee should be specifically defined.	Yes	The Audit Committee has adopted a specific charter which defines it's role and responsibilities.
(c) The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	Yes	The Audit Committee (i) reviews with Advantage's auditors and with management Advantage's accounting principles, policies and practices; (ii) reviews Advantage's audited consolidated financial statements with the auditors prior to their submission to the Board for approval; and (iii) reviews with the auditors the adequacy of Advantage's accounting, financial and operating controls.
(d) The Audit Committee's duties should include oversight responsibility for management reporting on internal controls and should ensure that management has designed and implemented an effective system of internal controls.	Yes	The Audit Committee reviews and endorses the scope and adequacy of management's internal audit program and reporting, and the results of the internal audit activities.
14. The existence of a system which enables an individual director to engage an outside advisor at the expense of Advantage in appropriate circumstances, subject to the approval of an appropriate committee of the Board.	Yes	A director or a group of directors may engage outside advisors at the expense of Advantage, subject to approval of the Human Resources, Compensation and Corporate Governance Committee.

ADVANTAGE ENERGY INCOME FUND

(30)

Instrument of Proxy
For Annual and Special Meeting of Unitholders

03 JUN

The undersigned holder ("Unitholder") of trust units ("Trust Units") of Advantage Energy Income Fund (the "Trust") hereby appoints of Kelly I. Drader, President and Chief Executive Officer, of Search Energy Corp. ("Search"), of the City of Calgary, in the Province of Alberta, or, failing him, Jeffrey P. Jongmans, Vice-President Finance and Chief Financial Officer of Search, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ______________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Unitholders of the Trust (the "Meeting"), to be held on June 25, 2002 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Trust Units represented by this instrument of proxy in the following manner:

1. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the appointment of Computershare Trust Company of Canada, as trustee of the Trust for the ensuing year;
2. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the selection of five (5) of the seven (7) directors of Search as specified in the Information Circular - Proxy Statement of the Trust dated May 16, 2002 (the "Information Circular - Proxy Statement");
3. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Trust for the ensuing year;
4. **FOR ☐ or AGAINST ☐** the Trust Indenture Amendment Resolution approving amendments to the Trust Indenture as specified in the Information Circular – Proxy Statement;
5. **FOR ☐ or AGAINST ☐** the Non-Voting Share Resolution approving amendments to the Articles of Amalgamation of Search as specified in the Information Circular – Proxy Statement;
6. **FOR ☐ or AGAINST ☐** the Name Change Resolution approving changing Search's name to "Advantage Oil & Gas Ltd." as specified in the Information Circular - Proxy Statement;
7. **FOR ☐ or AGAINST ☐** a resolution confirming, ratifying and approving the implementation of a Trust Unit Incentive Rights Plan dated effective April 30, 2002 as more particularly described in the Information Circular - Proxy Statement;
8. **FOR ☐ or AGAINST ☐** the ordinary resolution approving the issuance by the Trust, in one or more private placements, of such number of securities as would result in the Trust issuing, during the next twelve (12) months, an amount of securities not exceeding 15,000,000 Trust Units, as more particularly described in the Information Circular – Proxy Statement and subject to the receipt of all necessary regulatory approvals; and
9. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

This Instrument of Proxy is solicited on behalf of the management of the Trust. The Trust Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters. Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of ________________, 2002.

____
(signature of Unitholder)

____
(Name of Unitholder - please print)

G:\055971\0014\proxy 01.doc

NOTES:

1. If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.
2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.
3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.
4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Stock Transfer Department, 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8, not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) of that Meeting.

c7730
r f BC-Advantage-distributio 06-18 0208
News release via Canada NewsWire, Calgary 403-269-7605

03 JUL ... 7:21

(3)

Attention Business/Financial Editors:
Advantage Declares Monthly Distribution

(TSE: AVN.UN)

CALGARY, June 18 /CNW/ - Advantage Energy Income Fund reports a cash distribution at the rate of $0.13 per unit will be payable on July 15, 2002, to Unitholders of record at the close of business on June 28, 2002. The ex-distribution date is June 26, 2002.

The Fund has now distributed $1.97 in the last twelve months, representing a trailing cash-on-cash yield of 16.5% on the June 17, 2002 closing price of $11.90.

The Fund anticipates that its natural gas production will increase substantially in the second and third quarters of 2002 as a result of recently announced drilling results at Vermilion and Medicine Hat. Additionally, the Fund's high natural gas weighting (70% of established reserves) will result in Unitholders benefiting from the anticipated strength in natural gas prices later this year and early 2003.

%SEDAR: 00016522E

-0- 06/18/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393; Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: DIV

-30-

CNW 17:20e 18-JUN-02

c6255
r f BC-Advantage-Distributn 07-19 0126
News release via Canada NewsWire, Calgary 403-269-7605

(32)

03 JUL 19 07:21

Attention Business/Financial Editors:
Advantage Declares Monthly Distribution

(TSE: AVN.UN)

CALGARY, July 19 /CNW/ - Advantage Energy Income Fund reports a cash distribution at the rate of $0.13 per unit will be payable on August 15, 2002, to Unitholders of record at the close of business on July 31, 2002. The ex-distribution date is July 29, 2002.

The Fund has now distributed $1.82 in the last twelve months, representing a trailing cash-on-cash yield of 15.4% on the July 18, 2002 closing price of $11.80.

%SEDAR: 00016522E

-0- 07/19/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393, Advantage Energy Income Fund, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: DIV

-30-

CNW 10:26e 19-JUL-02

c3456
r f BC-Advantage-Financial 08-16 4175
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Advantage Announces Financial Results for the Quarter Ended June 30, 2002

CALGARY, Aug. 16 /CNW/ - Advantage Energy Income Fund (TSE: AVN.UN) ("Advantage" or the "Fund") is pleased to announce its unaudited operating and financial results for the three months ended June 30, 2002.

<<

Financial and Operating Highlights

(thousands of dollars except per Unit amounts)

	Three months ended June 30, 2002	Six months ended June 30, 2002	For the period May 24, 2001 to June 30, 2001
Financial			
Oil & natural gas revenue	$ 22,474	$ 41,099	$ 7,434
Cash flow from operations	$ 11,691	$ 21,580	$ 4,365
per basic and diluted Unit	$ 0.43	$ 0.80	$ 0.34
Net income	$ 705	$ 3,928	$ 1,962
per basic and diluted Unit	$ 0.03	$ 0.14	$ 0.15
Cash distributions	$ 10,569	$ 21,679	$ 3,594
per Unit	$ 0.39	$ 0.80	$ 0.28
Capital expenditures			
Property & equipment	$ 5,891	$ 20,861	$ 171
Gascan acquisition	-	$ 70,604	-
Property acquisition	-	$ 3,800	-
Debt and working capital	$ 103,282	$103,282	$ 34,545
Units outstanding	27,098,782	27,098,702	12,834,282
Operating			
Production			
Natural gas (mcf/d)	42,196	41,552	21,699
Light oil and NGLs (bbls/d)	2,178	2,180	1,364
Heavy oil (bbls/d)	903	1,336	

boe (6:1) 10,1 9,961 Average prices
cluding hedging)
ural gas ($/mcf) $ 3.55 $ 3.29 5.30
Ligoil & NGLs ($/bbl) $ 33.25 $ $ 36.87 Heavy oil
bbl) $ 27.41 $ 25.60 $ 22.69

Cash flow netback ($/boe)	$ 12.70	$ 11.96	$ 18.19

>>

Cash Distributions to Unitholders

The Fund declared three distributions during the quarter totalling $0.39 per Unit. Each distribution amounted to $0.13 per Unit, payable on May 15, June 14 and July 15 to Unitholders of record on April 30, May 31 and June 28 respectively.

Since its inception the Fund has distributions which in total amounted to $2.25 per Unit. We expect distributions over the next few months to remain stable with future increases dependent on the price of natural gas.

Oil & Natural Gas Production

Natural Gas

- Natural gas production increased by 3% in the second quarter to 42.2 mmcf/d from 40.9 mmcf/d in the first quarter of 2002. Included within the first quarter production was a positive volume adjustment of approximately 1.8 mmcf/d related to 2001. Excluding this one time adjustment, the Fund's second quarter natural gas production increased by 8% from the first quarter of 2002.

- Production at Medicine Hat increased by 92% in the second quarter to 10.0 mmcf/d from 5.2 mmcf/d in the first quarter of 2002. This increase reflects the first quarter drilling program which was fully operational by May 1, 2002.

- Production at Vermilion declined by 7% in the second quarter to 4.3 mmcf/d from 4.6 mmcf/d in the first quarter. The decline reflects well payouts which reduced the Fund's interest from 100% to 50% and a temporary restriction which limited production.

- Natural gas production is expected to increase further in the third quarter as wells drilled in the second quarter at Vermilion are brought onstream and new wells drilled in the third quarter at Medicine Hat are tied-in.

Oil & NGLs

- Oil and NGLs production increased by 3% during the second quarter to 3,081 bbls/d from 2,991 bbls/d in the first quarter of 2002.

- Production of light oil and NGLs was essentially unchanged from the first quarter at 2,178 bbls/d while heavy oil production increased by 94 bbls/d to 903 bbls/d in the second quarter of 2002.

- Oil and NGLs production is forecast to remain constant in the third quarter as incremental light oil production at Acheson is expected to offset production declines in other areas.

Development Activity

Medicine Hat

- The Fund acquired a 100% working interest in this property effective January 1, 2002.

- During the first quarter 41 wells were drilled and 19 wells were recompleted at a total cost of $10.2 million.

- Production from these activities was brought onstream during the first half of 2002 at a rate of 7.2 mmcf/d.

- An additional 58 well infill drilling program is underway at Medicine Hat with production anticipated to commence late in the third quarter.

Vermilion

- Three gas wells were drilled during the second quarter, two of which were tied-in during July. The combined production from these wells, which is in excess of 4 mmcf/d (2.0 mmcf/d net to the Fund) came onstream at the beginning of the third quarter.

- The third natural gas well drilled in the second quarter with an expected capacity of 1 mmcf/d is anticipated to be on production prior to the end of the third quarter.

- In addition, five new gas target locations have been selected and are being surveyed for drilling in the second half of 2002.

Acheson

- Two horizontal wells were drilled on this property during the first quarter and commenced production in April. Production rates from these wells are continuing to increase as the wellbores are cleaned out which is consistent with previous wells drilled in this reservoir.

Other Areas

- At Wainwright, Alexis, Ferrybank and Girouxville several wells were drilled and tied-in during the quarter resulting in additional production of approximately 700 mcf/d of natural gas and 40 bbls/d of light oil.

Management's Discussion & Analysis

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or the "Fund") for the quarter ended June 30, 2002 and should be read in conjunction with the financial statements contained within this press release and the audited financial statements and MD&A for the period ended December 31, 2001. Actual results will be compared to the period May 24 to June 30, 2001 which was the Fund's first period of operation.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

Production

During the three months ended June 30, 2002 Advantage's natural gas production nearly doubled to 42.2 mmcf/d as compared to 21.7 mmcf/d for the period May 24 to June 30, 2001. These volume increases are due to i) the acquisitions of Due West Resources in August 2001 and Gascan Resources in January 2002 and ii) the successful drilling and recompletion program conducted at Vermilion and Medicine Hat. Natural gas production volumes are expected to continue to grow throughout the remainder of 2002 with additional low risk drilling in the Medicine Hat area. These wells are expected to commence production late in the third quarter of 2002.

Crude oil and natural gas liquids production averaged 3,081 bbls/d in the second quarter of 2002 compared to 2,700 bbls/d for the period May 24 to June 30, 2001. The increase in production is the result of the acquisition of Due West in August 2001 and Gascan on January 1, 2002. Production of light oil and NGLs increased by 60% compared to the second quarter of 2001 rising to 2,178 bbls/d from 1,364 bbls/d. Partially offsetting this increase was a decline in the Fund's heavy oil production from 1,336 bbls/d to 903 bbls/d which, due to both economic and performance reasons, produced at lower rates.

Prices

During the three months ended June 30, 2002 Advantage's natural gas price averaged $3.75 per mcf ($3.55 per mcf including hedging) compared to $5.30 per mcf ($5.30 per mcf including hedging) in the period May 24 to June 30 2001. For the three months ended June 30, 2002 NYMEX prices average $US 3.42 per mmbtu while AECO prices averaged $3.72 per GJ.

Natural gas prices have been extremely volatile and generally weak since the inception of the year due to the extremely mild 2001 - 2002 North American winter which severely reduced demand. However, the forward market continues to be bullish despite record levels of natural gas storage with next winter's contracts currently trading in the $4.40 to $5.10 per mcf range. Demand for

natural gas for the summer cooling season has been strong due to high temperatures in the U.S. northeast. On the supply side, production has been declining in both the U.S. and Canada reflecting a steep downturn in natural gas drilling. As a result, the Fund continues to be very positive on both the near and longer term prospects for natural gas prices.

Crude oil and NGL prices averaged $34.38 per barrel ($31.54 per barrel including hedging) in the second quarter of 2002 compared to $29.85 per barrel ($29.85 per barrel including hedging) in the period May 24 to June 30, 2001. Advantage's light oil and NGLs averaged $35.93 per barrel in the second quarter of 2002 compared to $36.87 per barrel for the period May 24 to June 30, 2001. While light oil and NGL prices declined by only 3% from the period May 24 to June 30, 2001, the price realized on heavy oil production improved by 35% from $22.69 per barrel in the period May 24 to June 30, 2001 to $30.64 per barrel in the second quarter of 2002. The relative strength of heavy oil prices during the second quarter was the result of increased seasonal demand and OPEC production cutbacks. WTI crude oil averaged US$26.28 per barrel in the second quarter of 2002 compared to US$27.80 for the period May 24 to June 30, 2001.

Advantage has not entered into any new hedging contracts in 2002 with substantially all existing hedges set to expire on October 31, 2002. The Fund continues to monitor market fundamentals with a view to layer-in collar transactions and swaps for the upcoming winter period for both natural gas and crude oil.

Cash flow Netback

Advantage's cash flow netback during the three months ended June 30, 2002 averaged $12.70 per boe as compared to $18.19 per boe for the period May 24 to June 30, 2001. The lower netback realized in the second quarter is due to lower natural gas prices partially offset by lower per boe royalties, operating and G&A costs.

<<

Breakdown of cash flow per boe	Three months ended June 30, 2002	Period ended June 30, 2001
Crude oil & natural gas sales	$ 24.42	$ 30.97
Government & other royalties	$ (4.67)	$ (5.55)
Operating costs	$ (4.95)	$ (5.09)
General and administrative	$ (0.71)	$ (1.05)
Management fees	$ (0.22)	$ (0.30)
Interest & taxes	$ (1.17)	$ (0.79)
Cash flow from operations per boe	$ 12.70	$ 18.19

>>

Royalties

During the second quarter of 2002 Advantage's royalties amounted to $4.3 million (17.9% of revenue) as compared to $1.3 million (17.9% of revenue) in the period May 24 to June 30, 2001. Increased royalties in the second quarter of 2002 reflect higher revenues from the inclusion of a full quarter of production. Royalty rates do not include hedging amounts as hedging does not attract royalties.

Operating Costs

Operating costs for the three months ended June 30, 2002 amounted to $4.6 million or $4.95 per boe compared to $5.09 per boe in the period May 24 to June 30, 2001. The 3% decline in boe operating costs is the result of lower cost production additions from the acquisition of Gascan and Due West. In addition, lower power costs and a substantially higher portion of production

being lower cost natural gas as compared to heavy oil has reduced boe costs from 2001. Partially offsetting the decline in operating costs is the higher than expected property taxes in 2002. Looking forward the Fund's per unit operating costs are expected to decline as a result of increased production from lower cost natural gas properties.

General and Administrative and Management Fees

General and administrative expense ("G&A") in the second quarter of 2002 averaged $0.71 per boe compared to $1.05 per boe in the period May 24 to June 30, 2001. Lower per boe G&A in the first quarter is the result of a 60% increase in boe production volumes without a corresponding increase in costs.

Management fees for the three months ended June 30, 2002 amounted to $204,000 or $0.22 per boe compared to $73,000 or $0.30 per boe in the period May 24 to June 30, 2001. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At June 30, 2002 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Funds performance for the first six months of 2002 as the actual amount is only calculated and paid on an annual basis. There is no certainty that the $4.8 million fee accrued in the financial statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be paid in Advantage Units.

Interest

Interest expense for the three months ended June 30, 2002 amounted to $0.9 million ($1.01 per boe) compared to $0.2 million ($0.65 per boe) for the period May 24 to June 30, 2001. Higher interest expense in the second quarter of 2002 is the result of higher debt balances in 2002.

Distributions

Cash distributions for the three months ended June 30, 2002 amounted to $10.6 million or $0.39 per Unit. Since inception of the Fund in May 2001 Advantage has distributed $43.8 million or $2.25 per Unit.

Depletion, Depreciation and Site Restoration

The depletion, depreciation and site restoration rate for the second quarter of 2002 was $10.34 per boe compared to $9.33 per boe for the period May 24 to June 30, 2001. The higher per boe rate in 2002 reflects the acquisition accounting used for Due West and Gascan.

Liquidity and Capital Resources

Advantage's capital expenditures on development activities for the quarter ending June 30, 2002 were $5.9 million. Expenditures were made primarily in the Vermilion area where four wells were drilled resulting in three natural gas wells. In addition, costs were incurred at Medicine Hat in order to bring the 41 wells drilled in the first quarter of 2002 on production. Capital expenditures for the six months ended June 30, 2002 amounted to $20.9 million with an additional $3.8 million incurred on the Medicine Hat property acquisition and $70.6 million incurred on the acquisition of Gascan Resources.

On January 29, 2002 the Fund issued 2,500,000 Units at $7.90 per Unit for net proceeds of $18,430,000 (net of issue costs of $1,320,000). The net proceeds of the offering were used to pay down long-term debt, a portion of which was incurred to fund the acquisition of Gascan and to pay for the

additional working interest in the Medicine Hat area.

Advantage currently has lines of credit in place of $105 million composed of a $98 million extendible revolving loan facility and a $7 million operating loan facility. The credit facility is secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows and is subject to renewal on June 15, 2003.

Change of Auditors

On July 3, 2002 Advantage appointed KPMG LLP as auditor of the Fund. The change of auditors was considered and approved by both the Audit Committee and the independent members of the Board of Directors of the Fund. Advantage will benefit from the significant experience KPMG LLP has obtained auditing other trusts operating in the oil and gas sector.

<<

Consolidated Balance Sheets
(thousands of dollars)

	June 30, 2002 (unaudited)	December 31, 2001
Assets		
Current assets		
Accounts receivable	$ 15,183	$ 13,102
Deposit (note 1)	-	6,900
Property and equipment (note 1)	339,929	214,322
	$ 355,112	$ 234,324
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 20,948	$ 13,624
Cash distributions payable to Unitholders (note 4)	3,523	3,690
Bank debt (note 2)	93,814	889
	118,285	18,203
Long-term debt (note 2)	-	23,167
Provision for future site restoration	3,492	3,096
Future income taxes	98,095	55,297
	219,872	99,763
Unitholders' equity		
Unitholders' capital (note 3)	147,046	128,616
Accumulated income	31,972	28,044
Accumulated cash distributions	(43,778)	(22,099)
	135,240	134,561
	$ 355,112	$ 234,324

Consolidated Statements of Cash Distributions to Unitholders
(thousands of dollars) (unaudited)

	Three months ended June 30, 2002	Six months ended June 30, 2002	For the period May 24, 2001 to June 30, 2001
Cash flow from operations	$ 11,691	$ 21,580	$ 4,365
Cash reserved for capital expenditures and debt repayment	(1,122)	99	(771)
Cash distributions to Unitholders	$ 10,569	$ 21,679	$ 3,594
Cash distributions per Unit (note 4)	$ 0.39	$ 0.80	$ 0.28

Consolidated Statements of Income and Accumulated Income
(thousands of dollars) (unaudited)

	Three months ended June 30, 2002	Six months ended June 30, 2002	For the period May 24, 2001 to June 30, 2001
Revenue			
Petroleum and natural gas sales	$ 22,474	$ 41,099	$ 7,434
Royalties, net of Alberta Royalty Credit	(4,296)	(7,514)	(1,333)
	18,178	33,585	6,101
Expenses			
Operating	4,553	8,259	1,221
General and administrative	655	1,238	251
Management fee	204	380	73
Interest	929	1,768	157
Depletion, depreciation and site restoration	9,542	18,333	2,240
Non-cash performance incentive (note 5)	2,800	4,800	-
	18,683	34,778	3,942
Income (loss) before taxes	(505)	(1,193)	2,159
Future income taxes (recovery)	(1,356)	(5,481)	163
Capital taxes	146	360	34
Net income	705	3,928	1,962

Accumulated income, beginning of period	31,267	28,044	18,477
Accumulated income, end of period	$ 31,972	$ 31,972	$ 20,439
Net income per Trust Unit (note 3) Basic and diluted	$ 0.03	$ 0.15	$ 0.15

Consolidated Statements of Cash Flows
(thousands of dollars) (unaudited)

	Three months ended June 30, 2002	Six months ended June 30, 2002	For the period May 24, 2001 to June 30, 2001
Operating Activities			
Net income	$ 705	$ 3,928	$ 1,962
Add (deduct) items not requiring cash:			
Non-cash performance incentive (note 5)	2,800	4,800	-
Future income taxes (recovery)	(1,356)	(5,481)	163
Depletion, depreciation and site restoration	9,542	18,333	2,240
Cash flow from operations	11,691	21,580	4,365
Changes in non-cash working capital	(6,372)	643	(2,245)
Cash provided by operating activities	5,319	22,223	2,120
Financing Activities			
Units issued, net of costs (note 3)	(117)	18,430	(11)
Increase in long-term debt	11,269	70,333	1,435
Cash distributions to Unitholders (note 4)	(10,568)	(21,846)	-
Cash provided by financing activities	584	66,917	1,424
Investing Activities			
Expenditures on property and equipment	(5,891)	(20,861)	(171)
Acquisition of Gascan Resources Ltd. (note 1)	(93)	(63,704)	-

Property acquisitions	-	(3,800)	-
Changes in non-cash working capital	(623)	(200)	(6,407)
Cash used in investing activities	(6,607)	(88,565)	(6,578)
Net increase (decrease) in cash	(704)	575	(3,034)
Cash (bank indebtedness), beginning of period	390	(889)	1,699
Bank indebtedness, end of period	$ (314)	$ (314)	$ (1,335)
Cash taxes paid	$ 109	$ 670	$ 210
Cash interest paid	$ 707	$ 2,281	$ 157

Notes To The Interim Consolidated Financial Statements
(unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2001. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the period ended December 31, 2001 as set out in Advantage's Annual Report.

1. Acquisition of Gascan Resources Ltd.

On January 4, 2002 Advantage acquired the crude oil and natural gas assets of Gascan Resources Ltd. ("Gascan") for cash consideration of $70.6 million. Included on the December 31, 2001 balance sheet is a deposit of $6.9 million which was applied against the purchase price. The balance of the acquisition cost was financed through available lines of credit. Results from operations are included in the Fund's financial statements from the date of acquisition. The acquisition is being accounted for as a purchase as of the closing date of the acquisition. The purchase price has been allocated as follows:

Net assets acquired and liabilities assumed:

Property & equipment	$ 108,497
Future income taxes	(37,893)
	$ 70,604

Consideration:

Cash	$ 69,000
Acquisition costs incurred	1,604
	$ 70,604

----

2. Bank Debt

Effective January 1, 2002 a change in generally accepted accounting principles requires that all credit facilities that are revolving in nature and are due within one year must be disclosed as part of current liabilities. Advantage has an agreement with a Canadian chartered bank which provides for a $98 million extendible revolving loan facility and a $7 million operating loan facility both of which are subject to renewal on June 15, 2003. The loan's interest rate is based on either prime or bankers acceptances' rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. For the purpose of the cash flow statement the bank overdraft amount is considered cash equivalents.

3. Unitholders' Capital

(a) Authorized
(i) Unlimited number of voting Trust Units

(b) Issued	Number of Units	Amount
Balance at December 31, 2001	24,598,782	$128,616
Issued for cash, net of costs	2,500,000	18,430
Balance at June 30, 2002	27,098,782	$147,046

On January 29, 2002 Advantage issued 2,500,000 Trust Units at $7.90 per Trust Unit for net proceeds of $18,430,000 (net of issue costs of $1,320,000).

4. Cash Distributions

Cash distributions to Unitholders were paid/payable as follows:

Period ended	Record date	Payment date	Distribution	Distribution per Unit
Apr. 30, 2002	Apr. 30, 2002	May 15, 2002	$ 3,525	$ 0.13
May 31, 2002	May 31, 2002	June 14, 2002	$ 3,523	0.13
June 30, 2002	June 28, 2002	July 15, 2002	$ 3,522	0.13
			$ 10,568	$ 0.39

>>

5. Non-cash Performance Incentive

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At June 30, 2002 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first six months performance as the actual amount is only calculated and paid on an annual basis.

The Manager earns the performance incentive fee when the total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash

distributions by the opening Unit price. The 2002 opening Unit Price was $8.02. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. It is expected that the fee will be paid to the Manager in Advantage Units. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

%SEDAR: 00016522E

-0- 08/16/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, Toll free: 1-866-393-0393, Advantage Energy Income Fund, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(AVN.UN.)

CO: Advantage Energy Income Fund
ST:
IN: OIL
SU: ERN

-30-

CNW 12:56e 16-AUG-02

c4593
r f BC-Advantage-acquires 08-21 0910
News release via Canada NewsWire, Calgary 403-269-7605

34

Attention Business Editors:
Advantage Energy Income Fund Announces Acquisition Of Natural Gas Properties In Exchange For Heavy Oil Assets & Hedging Update

CALGARY, Aug. 21 /CNW/ - Advantage Energy Income Fund (TSE: AVN.UN) ("Advantage" or the "Fund") is pleased to announce that it has completed an Asset Exchange Transaction (the "Exchange") whereby the Fund has acquired additional interests in producing natural gas properties at Vermilion, Alberta as consideration for the Fund's interest in heavy oil properties located at Wainwright, Alberta. The Exchange was structured as a property swap with the Fund neither receiving nor paying any cash in relation to the transaction. The transaction is scheduled to close on or about August 27, 2002.

In a related transaction, the Fund announces an extension of its existing farm-in arrangement at Vermilion for a further three year term effective July 1, 2002. Pursuant to this farm-in, the Fund has access to approximately 200 sections of natural gas prone acreage. Drilling locations will continue to be evaluated by the Fund utilizing seismic and geological mapping and will be selected on a rolling option basis.

Mr. Kelly Drader, President and CEO of Advantage, stated that "This transaction is consistent with our long term strategy of building a Fund that is focused on high quality natural gas and light oil properties. Natural gas is now forecast to comprise over 80% of total production volumes subsequent to the completion of the Exchange while eliminating the Fund's exposure to heavy oil. In addition, the farm-in extension will enable Advantage to continue its highly successful drilling program at Vermilion where the Fund has added approximately 22 bcf of established natural gas reserves at a net cost of $5.70 per boe over the past nine months.

Increase in Reserves

- Based on the Sproule Associates Limited ("Sproule") report dated July 1, 2002, the Fund's established natural gas reserves at Vermilion increased by 14.7 bcf (2.45 million boes) from the reserves reported at January 1, 2002. Approximately 74% of these reserves are classified as proved. The report included an update for three successful wells drilled by Advantage during the first half of 2002.
- The disposition amounted to 2.22 million barrels of established heavy oil reserves of which 61% were classified as proved based on the Sproule January 1, 2002 report.
- The Exchange will strengthen the Fund's reserve base as follows:

<<

% of Established Reserves	January 1, 2002	July 1, 2002
Natural Gas	70%	75%
Light oil & NGLs	24%	25%
Heavy oil	6%	-
Total	100%	100%

>>

Impact on Production and Operating Costs

- The July 1, 2002 Sproule report estimates that Advantage's natural gas production during the second half of 2002 from Vermilion will increase by 8.5 mmcf/d (1,417 boe/d) over volumes reported in the first half of the year. Of this total, approximately 6.0 mmcf/d (1,000 boe/d) is due to the Exchange and 2.5 mmcf/d (417 boe/d) resulted from the three wells drilled in the first half of 2002.
- The loss of heavy oil production will amount to approximately 800 bbls/d for the second half of 2002.

- As a result of this transaction, combined with ongoing drilling operations at other Advantage properties, the Fund's production mix is expected to change as follows:

<<

% of Production	January - June 2002 Actual	July - December 2002 Estimate
Natural Gas	69%	81%
Light oil & NGLs	22%	19%
Heavy oil	9%	-
Total	100%	100%

>>

- The Fund estimates that on a net basis, operating costs will decline by approximately $300,000 per year after the Exchange as the cost of producing natural gas at Vermilion is considerably lower than heavy oil production costs at Wainwright.

Hedging Update

In conjunction with the Exchange, the Fund has entered into two separate hedging contracts with a major Canadian chartered bank. The first contract hedges 5.0 mmcf/d of natural gas production for the period October 1, 2002 to March 31, 2003 at a fixed price of $5.18/mcf. The second contract establishes a costless collar on 8.0 mmcf/d of natural gas production for the period November 1, 2002 to March 31, 2003 with a floor price of $4.72/mcf and a ceiling price of $6.30/mcf.

These hedging contracts are consistent with the Fund's risk management policy which seeks to provide Unitholders with downside commodity price protection while retaining a significant portion of the upside.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

%SEDAR: 00016522E

-0- 08/21/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, Toll free: 1-866-393-0393, Advantage Energy Income Fund, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: TNM

-30-

CNW 13:57e 21-AUG-02

c4847
r f BC-Advantage-distributio 08-22 0132
News release via Canada NewsWire, Calgary 403-269-7605

(35)

Attention Business/Financial Editors:
Advantage Declares Monthly Distribution

(TSX: AVN.UN)

CALGARY, Aug. 22 /CNW/ - Advantage Energy Income Fund reports a cash distribution at the rate of $0.13 per unit will be payable on September 16, 2002, to Unitholders of record at the close of business on August 30, 2002. The ex-distribution date is August 28, 2002.

The Fund has now distributed $1.73 in the last twelve months, representing a trailing cash-on- cash yield of 14.4% on the August 20, 2002 closing price of $12.03.

%SEDAR: 00016522E

-0- 08/22/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393, Advantage Energy Income Fund, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: DIV

-30-

CNW 11:16e 22-AUG-02

ERNST & YOUNG

• Ernst & Young LLP
Chartered Accountants
1000 Ernst & Young Tower
440 2 Avenue SW
Calgary, Alberta, Canada T2P 5E9

• Phone: 403 290-4100
Fax: 403 290-4265

69 36

July 31, 2002

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland

Dear Sirs/Mesdames:

Re: Advantage Energy Income Fund – Notice of Change of Auditors

In accordance with National Policy Statement No. 31 of the Canadian Securities Administration, we hereby confirm that we have reviewed the July 31, 2002 Notice of Change of Auditors of Advantage Energy Income Fund and we agree with the information contained therein based upon our knowledge of the information at this time.

Yours truly,

signed "Ernst & Young LLP"

Chartered Accountants

c: KPMG LLP
Chartered Accountants

57

Management's Discussion & Analysis

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or the "Fund") for the quarter ended June 30, 2002 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the period ended December 31, 2001. Actual results will be compared to the period May 24 to June 30, 2001 which was the Fund's first period of operation.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

PRODUCTION

During the three months ended June 30, 2002 Advantage's natural gas production nearly doubled to 42.2 mmcf/d as compared to 21.7 mmcf/d for the period May 24 to June 30, 2001. These volume increases are due to i) the acquisitions of Due West Resources in August 2001 and Gascan Resources in January 2002 and ii) the successful drilling and recompletion program conducted at Vermilion and Medicine Hat. Natural gas production volumes are expected to continue to grow throughout the remainder of 2002 with additional low risk drilling in the Medicine Hat area. These wells are expected to commence production late in the third quarter of 2002.

Crude oil and natural gas liquids production averaged 3,081 bbls/d in the second quarter of 2002 compared to 2,700 bbls/d for the period May 24 to June 30, 2001. The increase in production is the result of the acquisition of Due West in August 2001 and Gascan on January 1, 2002. Production of light oil and NGLs increased by 60% compared to the second quarter of 2001 rising to 2,178 bbls/d from 1,364 bbls/d. Partially offsetting this increase was a decline in the Fund's heavy oil production from 1,336 bbls/d to 903 bbls/d which, due to both economic and performance reasons, produced at lower rates.

PRICES

During the three months ended June 30, 2002 Advantage's natural gas price averaged $3.75 per mcf ($3.55 per mcf including hedging) compared to $5.30 per mcf ($5.30 per mcf including hedging) in the period May 24 to June 30 2001. For the three months ended June 30, 2002 NYMEX prices average $US 3.42 per mmbtu while AECO prices averaged $3.72 per GJ.

Natural gas prices have been extremely volatile and generally weak since the inception of the year due to the extremely mild 2001 - 2002 North American winter which severely reduced demand. However, the forward market continues to be bullish despite record levels of natural gas storage with next winter's contracts currently trading in the $4.40 to $5.10 per mcf range. Demand for natural gas for the summer cooling season has been strong due to high temperatures in the U.S. northeast. On the supply side, production has been declining in both the U.S. and Canada reflecting a steep downturn in natural gas drilling. As a result, the Fund continues to be very positive on both the near and longer term prospects for natural gas prices.

Crude oil and NGL prices averaged $34.38 per barrel ($31.54 per barrel including hedging) in the second quarter of 2002 compared to $29.85 per barrel ($29.85 per barrel including hedging) in the period May 24 to June 30, 2001. Advantage's light oil and NGLs averaged $35.93 per barrel in the second quarter of 2002 compared to $36.87 per barrel for the period May 24 to June 30, 2001. While light oil and NGL prices declined by only 3% from the period May 24 to June 30, 2001, the price realized on heavy oil production improved by 35% from $22.69 per barrel in the period May 24 to June 30, 2001 to $30.64 per barrel in the second quarter of 2002. The relative strength of heavy oil prices during the second quarter was the result of increased seasonal demand and OPEC production cutbacks. WTI crude oil averaged US$26.28 per barrel in the second quarter of 2002 compared to US$27.80 for the period May 24 to June 30, 2001.

In a press release dated August 20, 2002 Advantage announced that it had entered into two new hedging contracts. The first contract hedges 5.0 mmcf/d of natural gas production for the period October 1, 2002 to March 31, 2003 at a fixed price of $5.18/mcf. The second contract establishes a costless collar of 8.0 mmcf/d for the period November 1, 2002 to March 31, 2003 with a floor price of $4.72/mcf and a ceiling price of $6.30/mcf. The Fund continues to monitor market fundamentals with a view to layer-in additional fixed price and collar transactions for the upcoming winter period for both natural gas and crude oil.

CASH FLOW NETBACK

Advantage's cash flow netback during the three months ended June 30, 2002 averaged $12.70 per boe as compared to $18.19 per boe for the period May 24 to June 30, 2001. The lower netback realized in the second quarter is due to lower natural gas prices partially offset by lower per boe royalties, operating and G&A costs.

Breakdown of cash flow per boe	Three months ended June 30, 2002	Period ended June 30, 2001
Crude oil & natural gas sales	$ 24.42	$ 30.97
Government & other royalties	$ (4.67)	$ (5.55)
Operating costs	$ (4.95)	$ (5.09)
General and administrative	$ (0.71)	$ (1.05)
Management fees	$ (0.22)	$ (0.30)
Interest & taxes	$ (1.17)	$ (0.79)
Cash flow from operations per boe	$ 12.70	$ 18.19

ROYALTIES

During the second quarter of 2002 Advantage's royalties amounted to $4.3 million (17.9% of revenue) as compared to $1.3 million (17.9% of revenue) in the period May 24 to June 30, 2001. Increased royalties in the second quarter of 2002 reflect higher revenues from the inclusion of a full quarter of production. Royalty rates do not include hedging amounts as hedging does not attract royalties.

OPERATING COSTS

Operating costs for the three months ended June 30, 2002 amounted to $4.6 million or $4.95 per boe compared to $5.09 per boe in the period May 24 to June 30, 2001. The 3% decline in boe operating costs is the result of lower cost production additions from the acquisition of Gascan and Due West. In addition, lower power costs and a substantially higher portion of production being lower cost natural gas as compared to heavy oil has reduced boe costs from 2001. Partially offsetting the decline in operating costs is the higher than expected property taxes in 2002. Looking forward the Fund's per unit operating costs are expected to decline as a result of increased production from lower cost natural gas properties.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative expense ("G&A") in the second quarter of 2002 averaged $0.71 per boe compared to $1.05 per boe in the period May 24 to June 30, 2001. Lower per boe G&A in the first quarter is the result of a 60% increase in boe production volumes without a corresponding increase in costs.

Management fees for the three months ended June 30, 2002 amounted to $204,000 or $0.22 per boe compared to $73,000 or $0.30 per boe in the period May 24 to June 30, 2001. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At June 30, 2002 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Funds performance for the first six months of 2002 as the actual amount is only calculated and paid on an annual basis. There is no certainty that the $4.8 million fee accrued in the financial statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be paid in Advantage Units.

INTEREST

Interest expense for the three months ended June 30, 2002 amounted to $0.9 million ($1.01 per boe) compared to $0.2 million ($0.65 per boe) for the period May 24 to June 30, 2001. Higher interest expense in the second quarter of 2002 is the result of higher debt balances in 2002.

DISTRIBUTIONS

Cash distributions for the three months ended June 30, 2002 amounted to $10.6 million or $0.39 per Unit. Since inception of the Fund in May 2001 Advantage has distributed $43.8 million or $2.25 per Unit.

DEPLETION, DEPRECIATION AND SITE RESTORATION

The depletion, depreciation and site restoration rate for the second quarter of 2002 was $10.341 per boe compared to $9.33 per boe for the period May 24 to June 30, 2001. The higher per boe rate in 2002 reflects the acquisition accounting used for Due West and Gascan.

LIQUIDITY AND CAPITAL RESOURCES

Advantage's capital expenditures on development activities for the quarter ending June 30, 2002 were $5.9 million. Expenditures were made primarily in the Vermilion area where four wells were drilled resulting in three natural gas wells. In addition, costs were incurred at Medicine Hat in order to bring the 41 wells drilled in the first quarter of 2002 on production. Capital expenditures for the six months ended June 30, 2002 amounted to $20.9 million with an additional $3.8 million incurred on the Medicine Hat property acquisition and $70.6 million incurred on the acquisition of Gascan Resources.

On January 29, 2002 the Fund issued 2,500,000 Units at $7.90 per Unit for net proceeds of $18,430,000 (net of issue costs of $1,320,000). The net proceeds of the offering were used to pay down long-term debt, a portion of which was incurred to fund the acquisition of Gascan and to pay for the additional working interest in the Medicine Hat area.

Advantage currently has lines of credit in place of $105 million composed of a $98 million extendible revolving loan facility and a $7 million operating loan facility. The credit facility is secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows and is subject to renewal on June 15, 2003.

CHANGE OF AUDITORS

On July 3, 2002 Advantage appointed KPMG LLP as auditor of the Fund. The change of auditors was considered and approved by both the Audit Committee and the independent members of the Board of Directors of the Fund. Advantage will benefit from the significant experience that KPMG LLP has obtained auditing other trusts operating in the oil and gas sector.

ADVANTAGE
ENERGY INCOME FUND

38

Q2

The recently announced Asset Exchange Transaction will increase natural gas production to over 80% of total production while eliminating the Fund's exposure to heavy oil.

Advantage Energy Income Fund was formed on May 23, 2001 through the reorganization of Search Energy Corp. The Fund's primary objective is to provide investors with a low risk investment in the oil and gas industry, while generating superior returns compared with investment alternatives.

2002
SECOND QUARTER REPORT
AVN.UN

Financial and Operating Highlights

(thousands of dollars except per Unit amounts)

	For the three months ended June 30, 2002	For the six months ended June 30, 2002	For the period May 24, 2001 to June 30, 2001
Financial			
Oil & natural gas revenue	$ 22,474	$ 41,099	$ 7,434
Cash flow from operations	$ 11,691	$ 21,580	$ 4,365
per basic and diluted Unit	$ 0.43	$ 0.80	$ 0.34
Net income	$ 705	$ 3,928	$ 1,962
per basic and diluted Unit	$ 0.03	$ 0.15	$ 0.15
Cash distributions	$ 10,569	$ 21,679	$ 3,594
per Unit	$ 0.39	$ 0.80	$ 0.28
Capital expenditures			
Property & equipment	$ 5,891	$ 20,861	$ 171
Gascan acquisition	-	$ 70,604	-
Property acquisition	-	$ 3,800	-
Bank debt	$ 93,814	$ 93,814	$ 27,650
Units outstanding	27,098,782	27,098,702	12,834,282
Operating			
Production			
Natural gas (mcf/d)	42,196	41,552	21,699
Light oil and NGLs (bbls/d)	2,178	2,180	1,364
Heavy oil (bbls/d)	903	856	1,336
boe (6:1)	10,114	9,961	6,316
Average prices			
Natural gas ($/mcf)	$ 3.55	$ 3.29	$ 5.30
Light oil & NGLs ($/bbl)	$ 33.25	$ 31.35	$ 36.87
Heavy oil ($/bbl)	$ 27.41	$ 25.60	$ 22.69
Cash flow netback ($/boe)	$ 12.70	$ 11.96	$ 18.19

Cash Distributions to Unitholders

The Fund declared three distributions during the quarter totalling $0.39 per Unit. Each distribution amounted to $0.13 per Unit, payable on May 15, June 14 and July 15 to Unitholders of record on April 30, May 31 and June 28 respectively.

Since its inception the Fund has distributions which in total amounted to $2.25 per Unit. We expect distributions over the next few months to remain stable with future increases dependent on the price of natural gas.

Oil & Natural Gas Production

NATURAL GAS

- Natural gas production increased by 3% in the second quarter to 42.2 mmcf/d from 40.9 mmcf/d in the first quarter of 2002. Included within the first quarter production was a positive volume adjustment of approximately 1.8 mmcf/d related to 2001. Excluding this one time adjustment, the Fund's second quarter natural gas production increased by 8% from the first quarter of 2002.
- Production at Medicine Hat increased by 92% in the second quarter to 10.0 mmcf/d from 5.2 mmcf/d in the first quarter of 2002. This increase reflects the first quarter drilling program which was fully operational by May 1, 2002.
- Production at Vermilion declined by 7% in the second quarter to 4.3 mmcf/d from 4.6 mmcf/d in the first quarter. The decline reflects well payouts which reduced the Fund's interest from 100% to 50% and a temporary restriction which limited production.
- Natural gas production is expected to increase further in the third quarter as wells drilled in the second quarter at Vermilion are brought onstream and new wells drilled in the third quarter at Medicine Hat are tied-in.

OIL & NGLS

- Oil and NGLs production increased by 3% during the second quarter to 3,081 bbls/d from 2,991 bbls/d in the first quarter of 2002.
- Production of light oil and NGLs was essentially unchanged from the first quarter at 2,178 bbls/d while heavy oil production increased by 94 bbls/d to 903 bbls/d in the second quarter of 2002.
- Oil and NGLs production is forecast to remain constant in the third quarter as incremental light oil production at Acheson is expected to offset production declines in other areas.

MONTHLY NATURAL GAS PRODUCTION
(mmcf/d)



45
40
35
30
25
20
+ 81%
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
2001
2002

DEVELOPMENT ACTIVITY

MEDICINE HAT

- The Fund acquired a 100% working interest in this property effective January 1, 2002.
- During the first quarter 41 wells were drilled and 19 wells were recompleted at a total cost of $10.2 million.
- Production from these activities was brought onstream during the first half of 2002 at a rate of 7.2 mmcf/d.
- An additional 58 well infill drilling program is underway at Medicine Hat with production anticipated to commence late in the third quarter.

VERMILION

- *Three gas wells were drilled during the second quarter, two of which were tied-in early in July.* The combined production from these wells, which is in excess of 4 mmcf/d (2.0 mmcf/d net to the Fund) came onstream at the beginning of the third quarter.
- The third natural gas well drilled in the second quarter with an expected capacity of 1 mmcf/d is anticipated to be on production prior to the end of the third quarter.
- In addition, five new gas target locations have been selected and are being surveyed for drilling in the second half of 2002.

ACHESON

- Two horizontal wells were drilled on this property during the first quarter and commenced production in April. Production rates from these wells are continuing to increase as the wellbores are cleaned out which is consistent with previous wells drilled in this reservoir.

OTHER AREAS

- At Wainwright, Alexis, Ferrybank and Girouxville several wells were drilled and tied-in during the quarter resulting in additional production of approximately 700 mcf/d of natural gas and 40 bbls/d of light oil.

ACQUISITION ACTIVITY

ASSET EXCHANGE TRANSACTION

- Subsequent to the end of the second quarter, Advantage announced an Asset Exchange Transaction (the "Exchange") which is scheduled to close on or about August 27, 2002.
- Pursuant to the Exchange the Fund will acquire additional interests in producing natural gas properties located at Vermilion, Alberta which will bring the Fund's ownership interest in these properties up to 100%.
- As consideration for this acquisition the Fund will dispose of its interest in heavy oil properties located at Wainwright, Alberta, which comprised substantially all of Advantage's heavy oil production.
- Based on a Sproule Associates Limited ("Sproule") report dated July 1, 2002, the Fund's established natural gas reserves at Vermilion increased by 14.7 bcf (2.45 million boes) from the reserves reported at January 1, 2002. Approximately 74% of these reserves are classified as proved and included an update for three successful wells drilled during the first half of 2002.
- The July 1, 2002 Sproule report estimates that Advantage's natural gas production during the second half of 2002 from Vermilion will increase by 8.5 mmcf/d (1,417 boe/d) over volumes reported in the first half of the year. Of this total, approximately 6.0 mmcf/d (1,000 boe/d) is due to the Exchange and 2.5 mmcf/d (417 boe/d) resulted from the three wells drilled in the first half of 2002.
- The disposition amounted to 2.22 million barrels of established heavy oil reserves based on the Sproule January 1, 2002 report with a production loss to the Fund of approximately 800 bbls/d for the second half of 2002.

Management's Discussion & Analysis

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or the "Fund") for the quarter ended June 30, 2002 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the period ended December 31, 2001. Actual results will be compared to the period May 24 to June 30, 2001 which was the Fund's first period of operation.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

PRODUCTION

During the three months ended June 30, 2002 Advantage's natural gas production nearly doubled to 42.2 mmcf/d as compared to 21.7 mmcf/d for the period May 24 to June 30, 2001. These volume increases are due to i) the acquisitions of Due West Resources in August 2001 and Gascan Resources in January 2002 and ii) the successful drilling and recompletion program conducted at Vermilion and Medicine Hat. Natural gas production volumes are expected to continue to grow throughout the remainder of 2002 with additional low risk drilling in the Medicine Hat area. These wells are expected to commence production late in the third quarter of 2002.

Crude oil and natural gas liquids production averaged 3,081 bbls/d in the second quarter of 2002 compared to 2,700 bbls/d for the period May 24 to June 30, 2001. The increase in production is the result of the acquisition of Due West in August 2001 and Gascan on January 1, 2002. Production of light oil and NGLs increased by 60% compared to the second quarter of 2001 rising to 2,178 bbls/d from 1,364 bbls/d. Partially offsetting this increase was a decline in the Fund's heavy oil production from 1,336 bbls/d to 903 bbls/d which, due to both economic and performance reasons, produced at lower rates.

PRICES

During the three months ended June 30, 2002 Advantage's natural gas price averaged $3.75 per mcf ($3.55 per mcf including hedging) compared to $5.30 per mcf ($5.30 per mcf including hedging) in the period May 24 to June 30 2001. For the three months ended June 30, 2002 NYMEX prices average $US 3.42 per mmbtu while AECO prices averaged $3.72 per GJ.

Natural gas prices have been extremely volatile and generally weak since the inception of the year due to the extremely mild 2001 - 2002 North American winter which severely reduced demand. However, the forward market continues to be bullish despite record levels of natural gas storage with next winter's contracts currently trading in the $4.40 to $5.10 per mcf range. Demand for natural gas for the summer cooling season has been strong due to high temperatures in the U.S. northeast. On the supply side, production has been declining in both the U.S. and Canada reflecting a steep downturn in natural gas drilling. As a result, the Fund continues to be very positive on both the near and longer term prospects for natural gas prices.

Crude oil and NGL prices averaged $34.38 per barrel ($31.54 per barrel including hedging) in the second quarter of 2002 compared to $29.85 per barrel ($29.85 per barrel including hedging) in the period May 24 to June 30, 2001. Advantage's light oil and NGLs averaged $35.93 per barrel in the second quarter of 2002 compared to $36.87 per barrel for the period May 24 to June 30, 2001. While light oil and NGL prices declined by only 3% from the period May 24 to June 30, 2001, the price realized on heavy oil production improved by 35% from $22.69 per barrel in the period May 24 to June 30, 2001 to $30.64 per barrel in the second quarter of 2002. The relative strength of heavy oil prices during the second quarter was the result of increased seasonal demand and OPEC production cutbacks. WTI crude oil averaged US$26.28 per barrel in the second quarter of 2002 compared to US$27.80 for the period May 24 to June 30, 2001.

In a press release dated August 20, 2002 Advantage announced that it had entered into two new hedging contracts. The first contract hedges 5.0 mmcf/d of natural gas production for the period October 1, 2002 to March 31, 2003 at a fixed price of $5.18/mcf. The second contract establishes a costless collar of 8.0 mmcf/d for the period November 1, 2002 to March 31, 2003 with a floor price of $4.72/mcf and a ceiling price of $6.30/mcf. The Fund continues to monitor market fundamentals with a view to layer-in additional fixed price and collar transactions for the upcoming winter period for both natural gas and crude oil.

CASH FLOW NETBACK

Advantage's cash flow netback during the three months ended June 30, 2002 averaged $12.70 per boe as compared to $18.19 per boe for the period May 24 to June 30, 2001. The lower netback realized in the second quarter is due to lower natural gas prices partially offset by lower per boe royalties, operating and G&A costs.

Breakdown of cash flow per boe	Three months ended June 30, 2002	Period ended June 30, 2001
Crude oil & natural gas sales	$ 24.42	$ 30.97
Government & other royalties	$ (4.67)	$ (5.55)
Operating costs	$ (4.95)	$ (5.09)
General and administrative	$ (0.71)	$ (1.05)
Management fees	$ (0.22)	$ (0.30)
Interest & taxes	$ (1.17)	$ (0.79)
Cash flow from operations per boe	$ 12.70	$ 18.19

ROYALTIES

During the second quarter of 2002 Advantage's royalties amounted to $4.3 million (17.9% of revenue) as compared to $1.3 million (17.9% of revenue) in the period May 24 to June 30, 2001. Increased royalties in the second quarter of 2002 reflect higher revenues from the inclusion of a full quarter of production. Royalty rates do not include hedging amounts as hedging does not attract royalties.

OPERATING COSTS

Operating costs for the three months ended June 30, 2002 amounted to $4.6 million or $4.95 per boe compared to $5.09 per boe in the period May 24 to June 30, 2001. The 3% decline in boe operating costs is the result of lower cost production additions from the acquisition of Gascan and Due West. In addition, lower power costs and a substantially higher portion of production being lower cost natural gas as compared to heavy oil has reduced boe costs from 2001. Partially offsetting the decline in operating costs is the higher than expected property taxes in 2002. Looking forward the Fund's per unit operating costs are expected to decline as a result of increased production from lower cost natural gas properties.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative expense ("G&A") in the second quarter of 2002 averaged $0.71 per boe compared to $1.05 per boe in the period May 24 to June 30, 2001. Lower per boe G&A in the first quarter is the result of a 60% increase in boe production volumes without a corresponding increase in costs.

Management fees for the three months ended June 30, 2002 amounted to $204,000 or $0.22 per boe compared to $73,000 or $0.30 per boe in the period May 24 to June 30, 2001. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At June 30, 2002 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Funds performance for the first six months of 2002 as the actual amount is only calculated and paid on an annual basis. There is no certainty that the $4.8 million fee accrued in the financial statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be paid in Advantage Units.

INTEREST

Interest expense for the three months ended June 30, 2002 amounted to $0.9 million ($1.01 per boe) compared to $0.2 million ($0.65 per boe) for the period May 24 to June 30, 2001. Higher interest expense in the second quarter of 2002 is the result of higher debt balances in 2002.

DISTRIBUTIONS

Cash distributions for the three months ended June 30, 2002 amounted to $10.6 million or $0.39 per Unit. Since inception of the Fund in May 2001 Advantage has distributed $43.8 million or $2.25 per Unit.

DEPLETION, DEPRECIATION AND SITE RESTORATION

The depletion, depreciation and site restoration rate for the second quarter of 2002 was $10.341 per boe compared to $9.33 per boe for the period May 24 to June 30, 2001. The higher per boe rate in 2002 reflects the acquisition accounting used for Due West and Gascan.

LIQUIDITY AND CAPITAL RESOURCES

Advantage's capital expenditures on development activities for the quarter ending June 30, 2002 were $5.9 million. Expenditures were made primarily in the Vermilion area where four wells were drilled resulting in three natural gas wells. In addition, costs were incurred at Medicine Hat in order to bring the 41 wells drilled in the first quarter of 2002 on production. Capital expenditures for the six months ended June 30, 2002 amounted to $20.9 million with an additional $3.8 million incurred on the Medicine Hat property acquisition and $70.6 million incurred on the acquisition of Gascan Resources.

On January 29, 2002 the Fund issued 2,500,000 Units at $7.90 per Unit for net proceeds of $18,430,000 (net of issue costs of $1,320,000). The net proceeds of the offering were used to pay down long-term debt, a portion of which was incurred to fund the acquisition of Gascan and to pay for the additional working interest in the Medicine Hat area.

Advantage currently has lines of credit in place of $105 million composed of a $98 million extendible revolving loan facility and a $7 million operating loan facility. The credit facility is secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows and is subject to renewal on June 15, 2003.

CHANGE OF AUDITORS

On July 3, 2002 Advantage appointed KPMG LLP as auditor of the Fund. The change of auditors was considered and approved by both the Audit Committee and the independent members of the Board of Directors of the Fund. Advantage will benefit from the significant experience that KPMG LLP has obtained auditing other trusts operating in the oil and gas sector.

Consolidated Financial Statements

Consolidated Balance Sheets

(thousands of dollars)

	June 30, 2002 (unaudited)	December 31, 2001
Assets		
Current assets		
Accounts receivable	$ 15,183	$ 13,102
Deposit (note 1)	-	6,900
Property and equipment (note 1)	339,929	214,322
	$ 355,112	$ 234,324
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 16,148	$ 13,624
Non-cash performance incentive (note 5)	4,800	-
Cash distributions payable to Unitholders (note 4)	3,523	3,690
Bank debt (note 2)	93,814	889
	118,285	18,203
Long-term debt (note 2)	-	23,167
Provision for future site restoration	3,492	3,096
Future income taxes	98,095	55,297
	219,872	99,763
Unitholders' equity		
Unitholders' capital (note 3)	147,046	128,616
Accumulated income	31,972	28,044
Accumulated cash distributions	(43,778)	(22,099)
	135,240	134,561
	$ 355,112	$ 234,324

Consolidated Statements of Cash Distributions to Unitholders

(thousands of dollars) (unaudited)

	Three months ended June 30, 2002	Six months ended June 30, 2002	For the period May 24, 2001 to June 30, 2001
Cash flow from operations	$ 11,691	$ 21,580	$ 4,365
Cash reserved for capital expenditures and debt repayment	(1,122)	99	(771)
Cash distributions to Unitholders	$ 10,569	$ 21,679	$ 3,594
Cash distributions per Unit (note 4)	$ 0.39	$ 0.80	$ 0.28

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

(thousands of dollars) (unaudited)

	Three months ended June 30, 2002	Six months ended June 30, 2002	For the period May 24, 2001 to June 30, 2001
Revenue			
Oil and natural gas	$ 22,474	$ 41,099	$ 7,434
Royalties, net of Alberta Royalty Credit	(4,296)	(7,514)	(1,333)
	18,178	33,585	6,101
Expenses			
Operating	4,553	8,259	1,221
General and administrative	655	1,238	251
Management fee	204	380	73
Interest	929	1,768	157
Depletion, depreciation and site restoration	9,542	18,333	2,240
Non-cash performance incentive (note 5)	2,800	4,800	-
	18,683	34,778	3,942
Income (loss) before taxes	(505)	(1,193)	2,159
Future income taxes (recovery)	(1,356)	(5,481)	163
Capital taxes	146	360	34
Net income	705	3,928	1,962
Accumulated income, beginning of period	31,267	28,044	18,477
Accumulated income, end of period	$ 31,972	$ 31,972	$ 20,439
Net income per Trust Unit (note 3)			
Basic and diluted	$ 0.03	$ 0.15	$ 0.15

Consolidated Statements of Cash Flows

(thousands of dollars) (unaudited)

	Three months ended June 30, 2002	Six months ended June 30, 2002	For the period May 24, 2001 to June 30, 2001
Operating Activities			
Net income	$ 705	$ 3,928	$ 1,962
Add (deduct) items not requiring cash:			
Non-cash performance incentive (note 5)	2,800	4,800	-
Future income taxes (recovery)	(1,356)	(5,481)	163
Depletion, depreciation and site restoration	9,542	18,333	2,240
Cash flow from operations	11,691	21,580	4,365
Changes in non-cash working capital	(6,372)	643	(2,245)
Cash provided by operating activities	5,319	22,223	2,120
Financing Activities			
Units issued, net of costs (note 3)	(117)	18,430	(11)
Increase in long-term debt	11,269	70,333	1,435
Cash distributions to Unitholders (note 4)	(10,568)	(21,846)	-
Cash provided by financing activities	584	66,917	1,424
Investing Activities			
Expenditures on property and equipment	(5,891)	(20,861)	(171)
Acquisition of Gascan Resources Ltd. (note 1)	(93)	(63,704)	-
Property acquisitions	-	(3,800)	-
Changes in non-cash working capital	(623)	(200)	(6,407)
Cash used in investing activities	(6,607)	(88,565)	(6,578)
Net increase (decrease) in cash	(704)	575	(3,034)
Cash (bank indebtedness), beginning of period	390	(889)	1,699
Bank indebtedness, end of period	$ (314)	$ (314)	$ (1,335)
Cash taxes paid	$ 109	$ 670	$ 210
Cash interest paid	$ 707	$ 2,281	$ 157

Notes To The Interim Consolidated Financial Statements

(unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2001 except as described in note 2. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the period ended December 31, 2001 as set out in Advantage's Annual Report.

1. ACQUISITION OF GASCAN RESOURCES LTD.

On January 4, 2002 Advantage acquired the crude oil and natural gas assets of Gascan Resources Ltd. ("Gascan") for cash consideration of $70.6 million. Included on the December 31, 2001 balance sheet is a deposit of $6.9 million which was applied against the purchase price. The balance of the acquisition cost was financed

through available lines of credit. Results from operations are included in the Fund's financial statements from the date of acquisition. The acquisition is being accounted for as a purchase as of the closing date of the acquisition. The purchase price has been allocated as follows:

Net assets acquired and liabilities assumed:		Consideration:	
Property & equipment	$ 108,497	Cash	$ 69,000
Future income taxes	(37,893)	Acquisition costs incurred	1,604
	$ 70,604		$ 70,604

2. BANK DEBT

Effective January 1, 2002 a change in generally accepted accounting principles requires that all credit facilities that are revolving in nature and are due within one year must be disclosed as part of current liabilities. Advantage has an agreement with a Canadian chartered bank which provides for a $98 million extendible revolving loan facility and a $7 million operating loan facility both of which are subject to renewal on June 15, 2003. The loan's interest rate is based on either prime or bankers acceptances' rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. For the purpose of the cash flow statement the bank overdraft amount is considered cash equivalents.

3. UNITHOLDERS' CAPITAL

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued	Number of Units	Amount
Balance at December 31, 2001	24,598,782	$ 128,616
Issued for cash, net of costs	2,500,000	18,430
Balance at June 30, 2002	27,098,782	$ 147,046

On January 29, 2002 Advantage issued 2,500,000 Trust Units at $7.90 per Trust Unit for net proceeds of $18,430,000 (net of issue costs of $1,320,000).

4. CASH DISTRIBUTIONS

Cash distributions to Unitholders were paid/payable as follows:

Period ended	Record date	Payment date	Distribution	Distribution per Unit
April 30, 2002	April 30, 2002	May 15, 2002	$ 3,523	$ 0.13
May 31, 2002	May 31, 2002	June 14, 2002	$ 3,523	0.13
June 30, 2002	June 28, 2002	July 15, 2002	$ 3,522	0.13
			$ 10,568	$ 0.39

5. NON-CASH PERFORMANCE INCENTIVE

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At June 30, 2002 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first six months performance as the actual amount is only calculated and paid on an annual basis.

The Manager earns the performance incentive fee when the total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2002 opening Unit Price was $8.02. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. It is expected that the fee will be paid to the Manager in Advantage Units. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

ADVANTAGE
ENERGY INCOME FUND

Directors

Gary F. Bourgeois
Kelly I. Drader
Ronald A. McIntosh
Roderick M. Myers
Steven Sharpe
Lamont C. Tolley
Rodger A. Tourigny

Officers

Kelly I. Drader
President & CEO

Patrick J. Cairns
Senior Vice President

Gary F. Bourgeois
Vice President, Corporate Development

Jeffrey P. Jongmans
Vice President, Finance & CFO

Rick P. Mazurkewich
Vice President, Operations

Tony Takahashi
Vice President, Exploitation

Corporate Secretary

Jay P. Reid
Partner, Burnet, Duckworth and Palmer

Operating Company

Advantage Oil & Gas Ltd.

Auditors

KPMG LLP

Bankers

The Bank of Nova Scotia
National Bank of Canada
Bank of Montreal

Independent Reserve Evaluators

Sproule Associates Limited

Legal Counsel

Burnet, Duckworth and Palmer

Transfer Agent

Computershare Trust Company of Canada

Abbreviations

API -	American Petroleum Institute
bbls -	barrels
mbbls -	thousand barrels
mmbbls -	million barrels
bbls/d -	barrels per day
boe -	barrels of oil equivalent (6 mcf = 1 bbl)
mmboe -	million barrels of oil equivalent
boe/d -	barrels of oil equivalent per day
bcf -	billion cubic feet
mcf -	thousand cubic feet
mmcf -	million cubic feet
mmcf/d -	million cubic feet per day
gj -	gigajoules
NGLs -	natural gas liquids
WTI -	West Texas Intermediate

Corporate Offices

The Roslyn Building
Suite 700,
400 5 Avenue SW
Calgary, Alberta T2P 0L6
(403) 261-8810

The Exchange Tower
130 King Street West, Suite 1800
P.O. Box 427
Toronto, Ontario M5X 1E3
(416) 945-6636

Contact Us

Toll free: 1-866-393-0393
Visit our website at www.advantageincome.com

Toronto Stock Exchange Trading Symbol

AVN.UN

c0818
r f BC-Advantage-distributio 09-13 0131
News release via Canada NewsWire, Calgary 403-269-7605

39

Attention Business/Financial Editors:
Advantage Declares Monthly Distribution

(TSE: AVN.UN)

CALGARY, Sept. 13 /CNW/ - Advantage Energy Income Fund reports a cash distribution at the rate of $0.13 per unit will be payable on October 15, 2002, to Unitholders of record at the close of business on September 30, 2002. The ex-distribution date is September 26, 2002.

The Fund has now distributed $1.64 in the last twelve months, representing a trailing cash-on-cash yield of 13.6% on the September 12, 2002 closing price of $12.04.

%SEDAR: 00016522E

-0- 09/13/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393, Advantage Energy Income Fund, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: DIV

-30-

CNW 09:38e 13-SEP-02

c1567
r f BC-Advantage-Energy-Swap 09-16 0436
News release via Canada NewsWire, Calgary 403-269-7605

40

Attention Business Editors:
Advantage Energy Income Fund Announces Closing of Asset Swap & Additional Hedging

CALGARY, Sept. 16 /CNW/ - Advantage Energy Income Fund (TSE: AVN.UN) ("Advantage" or the "Fund") is pleased to announce that the Asset Exchange Transaction (the "Exchange") described in a press release dated August 21, 2002 closed on September 10, 2002. Pursuant to the Exchange, the Fund increased its natural gas holdings at Vermilion, Alberta while virtually eliminating its exposure to heavy oil.

The Fund also announces that it has entered into the following additional hedging contracts:

<<

Commodity	Contract Type	Volume	Period	Price ($Cdn)
Natural gas	Collar	6,300 mcf/d	Nov. 2002 - Mar. 2003	Floor - $5.01/mcf Ceiling - $6.33/mcf
Natural gas	Fixed price	5,300 mcf/d	Sept. 2002 - Mar. 2003	$4.75/mcf
Natural gas	Fixed price	7,900 mcf/d	Oct. 2002 - Mar. 2003	$5.00/mcf
Natural gas	Collar	7,900 mcf/d	Nov. 2002 - Mar. 2003	Floor - $5.01/mcf Ceiling - $6.26/mcf
Crude oil	Fixed price	1,000 bbls/d	Nov. 2002 - Jan. 2003	$43.57/bbl

>>

After taking these contracts into account, the Fund has now hedged approximately 70% of its anticipated natural gas production for the period November 2002 to March 2003 at an average minimum floor price of $4.95/mcf. This floor price represents a 43% increase over the average AECO natural gas price received by the Fund during the past 12 months. These hedging contracts are consistent with the Fund's risk management policy which seeks to provide Unitholders with downside commodity price protection while retaining a significant portion of the upside.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

%SEDAR: 00016522E

-0- 09/16/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, Toll free: 1-866-393-0393, Advantage Energy Income Fund, Phone: (403) 261-8810, Fax: (403) 262-0723, Website: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU:

-30-

CNW 19:02e 16-SEP-02

c5065
r f BC-Advantage-Distributn 09-26 0194
News release via Canada NewsWire, Calgary 403-269-7605

(41)

Attention Business Editors:
Advantage Declares Monthly Distribution Increase to $0.18 Per Unit

(TSE: AVN.UN)

CALGARY, Sept. 26 /CNW/ - Advantage Energy Income Fund is pleased to announce that the monthly cash distribution for the month of October will be $0.18 per Unit which represents a 38% increase over the previous monthly distribution rate. The distribution will be payable on November 15, 2002 to Unitholders of record at the close of business on October 31, 2002. The ex-distribution date is October 29, 2002.

The change in the monthly distribution amount is due to:

i) increases in production resulting from successful drilling programs conducted during the summer at Medicine Hat and Vermilion, and

ii) higher crude oil and natural gas prices which are firmly supported by the Fund's recently announced hedging program which places a combination of fixed price and costless collar contracts on a substantial portion of production through to March 31, 2003.

%SEDAR: 00016522E

-0- 09/26/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393, Advantage Energy Income Fund, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: DIV

-30-

CNW 09:26e 26-SEP-02

42

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended. Accordingly, except pursuant to an exemption to the United States Securities Act of 1933, these securities may not be offered or sold within the United States and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

New Issue **October 1, 2002**

PRELIMINARY SHORT FORM PROSPECTUS

ADVANTAGE

$55,000,000
10% Convertible Unsecured Subordinated Debentures

This short form prospectus qualifies the distribution of 55,000 10% convertible unsecured subordinated debentures due November 1, 2007 (the "**Debentures**") of Advantage Energy Income Fund (the "**Trust**" or "**Advantage**") at a price of $1,000 per Debenture (the "**Offering**"). The Debentures bear interest at an annual rate of 10% payable semi-annually on May 1 and November 1 in each year commencing May 1, 2003. See "Details of the Offering".

Debenture Conversion Privilege

Each Debenture will be convertible into trust units (the "**Trust Units**") of Advantage at the option of the holder at any time prior to the close of business on the earlier of November 1, 2007 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $13.30 per Trust Unit, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest thereon.

The issued and outstanding Trust Units are listed on the TSX Inc. (the "**TSX**"). The Trust has applied to list the Trust Units issuable on conversion, redemption or maturity of the Debentures on the TSX and has applied to list the Debentures distributed under this short form prospectus on the TSX. Listing of the Trust Units issuable on conversion, redemption or maturity of the Debentures on the TSX and listing of the Debentures on the TSX will be subject to the Trust fulfilling all of the requirements of the TSX. On September 30, 2002, the closing price of the Trust Units on the TSX was $12.98. The offering price of the Debentures was determined by negotiation among Advantage Investment Management Ltd. (the "**Manager**") and Advantage Oil & Gas Ltd. ("**AOG**"), the operating company, on behalf of the Trust, and Scotia Capital Inc. on its own behalf and on behalf of BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., Raymond James Ltd. and TD Securities Inc. (collectively, the "**Underwriters**"). The net proceeds of the Offering will be used by the Trust to fund the proposed acquisition of Best Pacific Resources Ltd. ("**Best Pacific**") and to repay Best Pacific's indebtedness to its principal lender. In the event that the acquisition of Best Pacific is not completed, the total net proceeds of the Offering will be used by the Trust to reduce outstanding indebtedness under the Trust's credit facilities, which has been or may be used to fund property acquisitions, capital expenditures and general corporate expenditures. See "Recent Developments – Proposed Acquisition of Best Pacific" and "Use of Proceeds".

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Debenture	$1,000	$40	$960
Total	$55,000,000	$2,200,000	$52,800,000

Notes:

(1) Before deducting expenses of the Offering estimated to be $300,000, which will be paid from the general funds of the Trust.

In the opinion of counsel, subject to the qualifications and assumptions discussed under the heading **"Canadian Federal Income Tax Considerations", the Debentures offered hereunder and the Trust Units will, on the date of issue, (i) be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (other than, with respect to the Debentures, a trust governed by a deferred profit sharing plan to which contributions are made by Advantage or a corporation with which Advantage does not deal at arm's length within the meaning of the Tax Act) and registered education savings plans, and (ii) not be precluded as investments under certain other statutes as set forth herein under "Eligibility for Investment".**

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the qualification for distribution of the Debentures on behalf of the Trust by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, and on behalf of the Underwriters by Macleod Dixon LLP, Calgary, Alberta.

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that a closing will be held on or about October 18, 2002 or such other date as the Trust and the Underwriters may agree upon. Certificates for the aggregate principal amount of the Debentures will be issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") and will be deposited with CDS on the date of closing. No certificates evidencing the Debentures will be issued to purchasers, except in certain limited circumstances, and registration will be made in the depositary service of CDS. Purchasers of the Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. Subject to applicable laws, the Underwriters may, in connection with this Offering, effect transactions which stabilize or maintain the market price of the Trust Units or the Debentures at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution".

The Trust's earnings coverage ratios for the twelve month period ended June 30, 2002 and the period from May 24, 2001 to December 31, 2001 is less than 1:1. See "Earnings and Cash Flow Coverage Ratios".

Scotia Capital Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc., three of the Underwriters, are indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to AOG. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulations in certain provinces. A portion of the net proceeds of this Offering received by the Trust will be used to repay Best Pacific's indebtedness to one such bank. If the acquisition of Best Pacific is not completed the net proceeds of this Offering received by the Trust will be used to reduce the indebtedness of AOG to such banks. See "Relationship Among the Trust, AOG and Certain Underwriters" and "Use of Proceeds".

Neither the Debentures nor the Trust Units are "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and neither the Debentures nor the Trust Units are insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

SUMMARY

The following is a summary of certain information contained in this short form prospectus and is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this short form prospectus. Reference is made to the Glossary of Terms and the body of this short form prospectus for the definitions of certain terms with initial capital letters used in this short form prospectus and in this summary.

The Trust

Advantage Energy Income Fund is an entity that provides monthly cash distributions to its Unitholders. Advantage was created under the laws of the Province of Alberta pursuant to the Trust Indenture. It is, for Canadian tax purposes, an open-ended mutual fund trust and is categorized as a "natural resource issuer" for the purposes of Canadian securities laws. The Trust is administered by the Trustee. The beneficiaries of the Trust are the Unitholders.

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, AOG, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of AOG, the Royalty and the Notes.

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the Notes, royalty income earned on the Royalty, dividends (if any) received on, and amounts, if any, received on redemption of, AOG's common shares and preferred shares, and income and distributions received from any Permitted Investments after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. See "Description of Trust Units - Cash Distributions".

Proposed Acquisition of Best Pacific

On September 30, 2002, Advantage announced that it had entered into an Acquisition Agreement with Best Pacific providing for the purchase of all of the issued and outstanding Best Pacific Shares on the basis of $1.25 cash consideration for each Best Pacific Share. The transaction is expected to have a net purchase price at closing, after adjustments and fees, of approximately $51.7 million, which includes the assumption of $21.7 million of net debt. The Offer will be made by a formal takeover bid circular which is expected to be mailed by Advantage on or before October 16, 2002. The Offer will expire 35 days after mailing, unless extended.

The Best Pacific Properties consist primarily of high working interest natural gas and light oil properties located in southern Alberta and southeastern Saskatchewan. Best Pacific currently produces approximately 5.8 mmcf/d of natural gas and 1,100 bbls/d of oil and NGLs. As at June 30, 2002, Sproule has assessed Best Pacific's total established reserves at 18.4 bcf of natural gas and 3.4 mmbbls of oil and NGLs. In addition to the reserves, Best Pacific has approximately 155,000 acres of undeveloped land supported by 3,000 miles of two-dimensional seismic and 205 square miles of three-dimensional seismic. Advantage believes that development opportunities are available to add to the Best Pacific production, including infill drilling, well reactivations, compression and waterflood.

The Offer is subject to typical terms and conditions. If all of the conditions of the Offer are met, it is anticipated that Advantage would take up and pay for Best Pacific Shares tendered under the Offer on or about November 21, 2002. The members of Best Pacific's management team and board of directors, who in aggregate hold approximately 30% of the issued and outstanding Best Pacific Shares, have agreed to tender their Best Pacific Shares to the Offer. See "Recent Developments - Proposed Acquisition of Best Pacific".

The Offering

Issue:	55,000 10% convertible unsecured subordinated debentures due November 1, 2007.
Amount of Offering:	$55,000,000
Price:	$1,000 per Debenture

Use of Proceeds: The net proceeds of the Offering will be used by the Trust to fund the proposed acquisition of Best Pacific and to repay Best Pacific's indebtedness to its principal lender. In the event that the acquisition of Best Pacific is not completed, the total net proceeds of the Offering will be used by the Trust to reduce outstanding indebtedness under the Trust's credit facilities, which has been or may be used to fund property acquisitions, capital expenditures and general corporate expenditures. See "Recent Developments – Proposed Acquisition of Best Pacific" and "Use of Proceeds".

Debentures

Maturity: November 1, 2007.

Interest: 10% per annum payable semi-annually in arrears on May 1 and November 1 in each year, commencing May 1, 2003. The first interest payment on May 1, 2003 will include interest accrued from the closing date to May 1, 2003.

Conversion: The Debentures will be convertible into fully paid and non-assessable Trust Units at the option of the holder at any time prior to the close of business on the earlier of November 1, 2007 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures at a conversion price of $13.30 per Trust Unit, being a conversion rate of 75.188 Trust Units per $1,000 principal amount of Debentures, subject to adjustment as provided in the Indenture. Holders converting their Debentures will receive accrued and unpaid interest thereon.

Redemption: The Debentures will not be redeemable on or before November 1, 2005. After November 1, 2005 and prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice, at a price of $1,050 per Debenture after November 1, 2005 and on or before November 1, 2006 and at a price of $1,025 per Debenture after November 1, 2006 and before maturity (each a "**Redemption Price**"), in each case, plus accrued and unpaid interest thereon, if any.

Payment upon Redemption or Maturity: On redemption or at maturity, the Trust may, at its option, on not more than 60 days and not less than 30 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price or the principal amount of the Debentures by issuing and delivering that number of Trust Units obtained by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed, or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be. Any accrued and unpaid interest thereon will be paid in cash.

Change of Control: Upon the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Trust Units, the Trust will be required to make an offer to purchase, within 30 days following the consummation of the change of control, all of the Debentures then outstanding at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

Subordination: The payment of the principal of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Trust and indebtedness to trade creditors of the Trust. The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. The Debentures will not limit the ability of the Trust to incur additional indebtedness, including indebtedness that ranks senior to the Debentures, or from mortgaging, pledging or charging its properties to secure any indebtedness.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. These statements relate to future events or the Trust's future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and AOG believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- the timing of the closing of the acquisition of Best Pacific;
- the performance characteristics of the Best Pacific Properties;
- oil and natural gas production levels;
- the size of the oil and natural gas reserves;
- projections of market prices and costs and the related sensitivities of distributions;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes; and
- capital expenditures programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems; and
- the other factors discussed under "Risk Factors".

These factors should not be construed as exhaustive. Furthermore, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. None of the Trust, the Manager, nor AOG undertakes any obligation to publicly update or revise any forward-looking statements.

GLOSSARY OF TERMS

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acquisition" means the acquisition of Best Pacific by the Trust;

"AOG" means Advantage Oil & Gas Ltd., formerly Search Energy Corp., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust. All references to "AOG", unless the context otherwise requires, are references to Advantage Oil & Gas Ltd. and its predecessors;

"ARC" means credits or rebates in respect of Crown royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act* which are commonly known as "Alberta Royalty Credits";

"Best Pacific" means Best Pacific Resources Ltd., a corporation incorporated under the ABCA;

"Best Pacific Properties" means the principal oil and natural gas properties of Best Pacific;

"Business Day" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"Debentures" means the 10% convertible unsecured subordinated debentures due November 1, 2007 of the Trust;

"Disposed Properties" means the interests of Best Pacific in certain oil and gas properties located primarily at Bashaw and Elnora, Alberta that are to be sold by Best Pacific effective September 1, 2002;

"Distribution Record Date" means until otherwise determined by the Trustee, the last day of each month of each year, provided that if the last day of the month is not a Business Day, then the Distribution Record Date for such month will be the first Business Day following the last day of each month of the year or such other dates in any year determined from time to time by the Trustee, but December 31 in each year shall be a Distribution Record Date;

"Management Agreement" means the management, advisory and administration agreement dated May 24, 2001 among 925212 Alberta Ltd., the Manager and the Trustee, on behalf of the Trust;

"Manager" means Advantage Investment Management Ltd., a corporation incorporated under the ABCA;

"Notes" means the 14% unsecured subordinated promissory notes of AOG;

"Offering" means the offering of 55,000 Debentures at a price of $1,000 per Debenture pursuant to this short form prospectus;

"Oil and Natural Gas Properties" or **"Properties"** means the working, royalty or other interests of AOG in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by AOG from time to time;

"Permitted Investments" means, with respect to up to 25% of the total assets of the Trust (unless otherwise approved by AOG's board of directors from time to time): (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee), the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited maturing within 180 days after the date of acquisition; and (iv) trust units and limited partnership units in trusts and limited partnerships which invest in energy related assets, including all types of petroleum and natural gas and energy related assets, and including, without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets;

"Petroleum Substances" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

"Royalty" means the 95% interest in AOG's Petroleum Substances within, upon or under certain of its Oil and Natural Gas Properties granted pursuant to the Royalty Agreement;

"Royalty Agreement" means the royalty agreement entered into between AOG and the Trust dated as of May 24, 2001 and providing for the creation of the Royalty;

"Settled Amount" means the amount of one hundred dollars in lawful money of Canada paid by the settlor of the Trust to the Trustee for the purpose of settling the Trust;

"Shareholder Agreement" means the shareholder agreement entered into as of May 24, 2001 between AOG, the Manager and the Trustee, as trustee for and on behalf of the Trust;

"Sproule" means Sproule Associates Limited, independent petroleum consultants, of Calgary, Alberta;

"Sproule Best Pacific Report" means the independent engineering evaluation of Best Pacific's oil, NGL and natural gas interests (excluding Best Pacific's interests in the Disposed Properties) prepared by Sproule dated July 29, 2002 and effective June 30, 2002;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended;

"Trust" or **"Advantage"** means Advantage Energy Income Fund, a trust established under the laws of Alberta pursuant to the Trust Indenture. All references to the "Trust" or "Advantage", unless the context otherwise requires, are references to Advantage Energy Income Fund, its predecessors, and its subsidiaries;

"Trustee" means Computershare Trust Company of Canada, the successor to Montreal Trust Company of Canada which was the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"Trust Indenture" means the trust indenture between Computershare Trust Company of Canada and AOG made as of April 17, 2001, supplemented as of May 22, 2002 and amended and restated as of June 25, 2002;

"Trust Unit" means a unit of the Trust, each unit representing an equal undivided beneficial interest therein;

"TSX" means TSX Inc., formerly the Toronto Stock Exchange;

"Underwriting Agreement" means the agreement dated September 30, 2002 among the Trust, AOG, the Manager and the Underwriters in respect of the Offering;

"Underwriters" means, collectively, Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., Raymond James Ltd. and TD Securities Inc.;

"United States" or **"U.S."** means the United States of America; and

"Unitholders" means the holders from time to time of the Trust Units.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS

Oil and Natural Gas Liquids

bbls	barrels
mbbls	thousand barrels
mmbbls	million barrels
NGLs	natural gas liquids
mstb	thousand stock tank barrels of oil
mmboe	million barrels of oil equivalent
mboe	thousand barrels of oil equivalent
boe/d	barrels of oil equivalent per day
bbls/d	barrels of oil per day

Natural Gas

mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
m^3	cubic metres
mmbtu	million British Thermal Units
GJ	Gigajoule

Other

BOE or boe	means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one barrel of oil. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
WTI	means West Texas Intermediate.
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
psi	means pounds per square inch.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.950

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of AOG at Suite 700, 400 - 5th Avenue S.W., Calgary, Alberta, T2P 0L6, telephone (403) 261-8810. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of Advantage at the above-mentioned address and telephone number.

The following documents of the Trust, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

1. the Trust's Renewal Annual Information Form (the "**AIF**") dated May 16, 2002, including management's discussion and analysis of Advantage for the period from May 24, 2001 and ending December 31, 2001 incorporated therein;

2. the audited consolidated financial statements of the Trust for the period from May 24, 2001 and ending December 31, 2001;

3. the unaudited consolidated financial statements of Search Energy Corp. and management's discussion and analysis of the financial condition and operations of Search Energy Corp. as at and for the three months ended March 31, 2001;

4. the audited consolidated financial statements of Search Energy Corp. as at and for the years ended December 31, 2000 and 1999 together with the notes thereto and the auditors' report thereon;

5. the information circular – proxy statement of the Trust dated May 16, 2002 relating to the annual and special meeting of holders of Trust Units held on June 25, 2002 (excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance");

6. the Due West Resources Inc. Financial Statements contained in the Trust's short form prospectus dated September 27, 2001;

7. the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust as at and for the three and six month periods ended June 30, 2002; and

8. the material change report of Advantage dated January 29, 2002 relating to the closing of the January 2002 public offering of Trust Units.

Any material change reports (excluding confidential reports), comparative interim financial statements and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

ADVANTAGE ENERGY INCOME FUND

Advantage Energy Income Fund, Advantage Oil & Gas Ltd. and Advantage Investment Management Ltd.

Advantage Energy Income Fund is an entity that provides monthly cash distributions to its Unitholders. Advantage was created under the laws of the Province of Alberta pursuant to the Trust Indenture. It is, for Canadian tax purposes, an open-ended mutual fund trust and is categorized as a "natural resource issuer" for the purposes of Canadian securities laws. The Trust is administered by the Trustee. The beneficiaries of the Trust are the Unitholders.

AOG is an oil and natural gas exploitation and development company that is wholly-owned by the Trust. It was originally incorporated in 1979 as Westrex Energy Corp. ("**Westrex**"). Through a plan of arrangement under the ABCA, Westrex merged with Search Energy Inc. on December 31, 1996, and changed its name to Search Energy Corp. on January 2, 1997. The management of Westrex was, for the most part, replaced with the management of Search Energy Corp. The merger was accounted for as a "reverse take-over" in accordance with Canadian generally accepted accounting principles.

Effective May 24, 2001, all of the issued and outstanding common shares of Search Energy Corp. were acquired by 925212 Alberta Ltd., a corporation wholly-owned by the Trust, and Search Energy Corp. and 925212 Alberta Ltd. were then amalgamated and continued as "Search Energy Corp.". On July 26, 2001, Search Energy Corp. acquired all of the shares of Due West Resources Inc. ("**Due West**"). Due West's oil and natural gas properties were comprised of mainly long life natural gas and light oil reserves, many of which are operated by major exploration and development companies. Effective August 1, 2001, Search Energy Corp. and Due West were amalgamated and continued as "Search Energy Corp.". On January 4, 2002, the Trust acquired 960110 Alberta Ltd. ("**Newco**") for a price of $62 million. Newco's assets were comprised of primarily high quality, long life reserves with low risk opportunities that were formerly owned by Gascan Resources Ltd. On January 4, 2002, Newco was wound up into Search Energy Corp. On June 26, 2002, Search Energy Corp. changed its name to "Advantage Oil & Gas Ltd.".

In accordance with the Management Agreement, the Manager has agreed to act as manager of the Trust and AOG. The Manager is a Canadian-owned energy advisory management corporation, incorporated on March 19, 2001, pursuant to the provisions of the ABCA.

The head office of the Trust and the Manager and the head office and the registered office of AOG is located at Suite 700, 400 - 5th Avenue S.W., Calgary, Alberta, T2P 0L6. The registered office of the Manager is located at Suite 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

Organizational Structure of the Trust

The following diagram sets forth the organizational structure of the Trust as at the date hereof.


Trust Unitholders (1)(2)
Cash Distributions (2)
Income from Permitted Investments
Trust Units (100%)
Advantage Energy Income Fund
(Alberta)
Management Services
Interest and Principal Payments, Royalty Payments and Dividends on Common Shares
- Royalty
- Notes (100%)
- Common Shares (100%)
Fees
Advantage Investment Management Ltd.
(Alberta)
Management Services
Advantage Oil & Gas Ltd.
(Alberta)

Notes:

(1) The Unitholders own 100% of the Trust.

(2) Cash distributions are made to Unitholders monthly based upon the Trust's cash flow.

(3) In accordance with the terms of the Trust Indenture and the Shareholder Agreement, holders of Trust Units are entitled to direct the Trust as to how to vote in respect of all matters to be placed before the Trust, including the election of directors of AOG, approving AOG's financial statements, and appointing the auditors of AOG, who shall be the same as the auditors of the Trust. The Shareholder Agreement provides that the Unitholders are entitled to elect a majority of the board of directors of AOG and the Manager has the right to designate two directors to serve on the board of directors of AOG.

DESCRIPTION OF BUSINESS

Advantage Energy Income Fund

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, AOG, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of AOG, the Royalty and the Notes.

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the Notes, royalty income earned on the Royalty, dividends (if any) received on, and amounts, if any, received on redemption of, AOG's common shares and preferred shares, and income and distributions received from any Permitted Investments after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. See "Description of Trust Units - Cash Distributions".

Advantage Oil & Gas Ltd.

AOG is actively engaged in the business of oil and gas exploitation, development, acquisition and production in the Provinces of Alberta, British Columbia and Saskatchewan.

Advantage Investment Management Ltd.

Pursuant to the Management Agreement, the Manager has agreed to act as manager of the Trust and AOG. The board of directors of AOG has retained the Manager to provide comprehensive management services and has delegated certain authority to the Manager to assist in the administration and regulation of the day-to-day operations of the Trust and AOG and assist in executive decisions which conform to the general policies and general principles previously established by the board of directors of AOG. The Manager is entitled to designate two directors to serve on the board of directors of AOG. The Manager also provides executive officers to AOG, subject to the approval of the board of directors of AOG.

RECENT DEVELOPMENTS

Proposed Acquisition of Best Pacific

On September 30, 2002, Advantage announced that it had entered into an acquisition agreement (the "**Acquisition Agreement**") with Best Pacific providing for the purchase of all of the issued and outstanding common shares of Best Pacific, including all shares issued upon the exercise of outstanding options and warrants (the "**Best Pacific Shares**") on the basis of $1.25 cash consideration for each Best Pacific Share (the "**Offer**"). The transaction is expected to have a net purchase price at closing, after adjustments and fees, of approximately $51.7 million, which includes the assumption of $21.7 million of net debt.

The Offer will be made by a formal takeover bid circular which is expected to be mailed by Advantage on or before October 16, 2002. The Offer will expire 35 days after mailing, unless extended.

The Best Pacific Properties consist primarily of high working interest natural gas and light oil properties located in southern Alberta and southeastern Saskatchewan. Average production, net to Best Pacific, for the month of August 2002 was approximately 5.8 mmcf/d of natural gas and 1,100 bbls/d of oil and NGLs (after giving effect to Best Pacific's disposition of the Disposed Properties). As at June 30, 2002, Sproule has assessed Best Pacific's total established reserves, excluding the established reserves of the Disposed Properties, at 18.4 bcf of natural gas and 3.4 mmbbls of oil and NGLs. In addition to the reserves, Best Pacific has approximately 155,000 acres of undeveloped land supported by 3,000 miles of two-dimensional seismic and 205 square miles of three-dimensional seismic. Advantage believes that development opportunities are available to add to the Best Pacific production, including infill drilling, well reactivations, compression and waterflood.

The Offer is subject to a number of conditions, including:

- there being validly deposited under the Offer, and not withdrawn, at least 66⅔% of the outstanding Best Pacific Shares (calculated on a fully-diluted basis) (the "**Minimum Condition**");
- receipt of all government and regulatory approvals, orders, rulings, exemptions, consents, and expiries of waiting periods, including under the *Competition Act* (Canada); and
- Best Pacific not being in default, in any material respect, of any of its obligations and covenants under the Acquisition Agreement and the representations and warranties made by Best Pacific thereon shall be true and correct in all material respects as of the first date of take-up and payment for Best Pacific shares under the Offer.

If all of the conditions of the Offer are met, it is anticipated that Advantage would take up and pay for Best Pacific Shares tendered under the Offer on or about November 21, 2002. The members of Best Pacific's management team and board of directors, who in aggregate hold approximately 30% of the issued and outstanding Best Pacific Shares, have agreed to tender their Best Pacific Shares to the Offer.

Selected Pro-Forma Combined Operational Information

The following table sets forth certain operational information for the Trust and Best Pacific on a pro-forma combined basis after giving effect to the Acquisition (after giving effect to Best Pacific's disposition of the Disposed Properties) and certain other adjustments.

	Trust	Best Pacific	Pro Forma
Average Daily Production (for the six months ended June 30, 2002)			
Oil and NGLs (bbls/d)	3,036	1,226	4,262
Natural gas (mcf/d)	41,552	5,995	47,547
Total (boe/d)	9,961	2,225	12,186
Proved Reserves[(1)]			
Oil and NGLs (mbbls)	9,775	2,390	12,165
Natural gas (mmcf)	153,434	15,492	168,926
Total (mboe)	35,347	4,972	40,319
Proved and Probable Reserves[(1)]			
Oil and NGLs (mbbls)	12,750	3,404	16,154
Natural gas (mmcf)	171,256	18,431	189,687
Total (mboe)	41,292	6,476	47,768
Value of Proved and Probable Reserves – Discounted[(1)]			
at 10% ($ millions)	326,256	59,525	385,781
at 15% ($ millions)	264,030	50,999	315,029
Established Reserve Life Index[(1)](Years)[(2)]	11.4	8.0	10.7
Net Undeveloped Land (acres)[(3)]	205,783	154,894	360,677

Notes:

(1) The reserve information for the Trust and Best Pacific is set forth on a gross reserves basis and is based on the independent engineering evaluations of Sproule as at January 1, 2002 and June 30, 2002, respectively. Probable reserves set forth in the above-referenced table have been reduced by 50% to account for the risk of recovery. For more detailed reserve information regarding the Best Pacific Properties, see "Information Concerning the Best Pacific Properties ".

(2) Based on proved and probable reserves as at January 1, 2002 for the Trust and June 30, 2002 for the Best Pacific Properties and production for the six months ended June 30, 2002.

(3) The net acres of undeveloped land are based on internal estimates for the Trust as at March 31, 2002 and for Best Pacific as at June 30, 2002.

Selected Pro-Forma Combined Financial Information

The following table sets forth certain financial information for the Trust and Best Pacific as at and for the six months ended June 30, 2002 after giving effect to the Acquisition and certain other adjustments. The pro-forma financial information set forth below is not necessarily indicative of results of operations that would have occurred for the six months ended June 30, 2002 had the Acquisition been effected on January 1, 2002.

For the six months ended June 30, 2002

	Trust	Best Pacific	Pro Forma
($ thousands)			
Revenue from Petroleum and Natural Gas Sales	41,099	11,691	52,790
Operating Income [(1)]	25,326	7,217	32,543

Note:

(1) Operating income represents revenue less royalties and operating costs.

Property Swap

On September 10, 2002 the Trust closed a property swap whereby it acquired additional interests in producing natural gas properties at Vermilion, Alberta in consideration for the Trust's interest in heavy oil properties located at Wainwright, Alberta. The exchange of properties was structured as a property swap with the Trust neither receiving nor paying any cash in relation to the transaction. Pursuant to the property swap, the Trust exchanged 2.22 mmbbls of established heavy oil reserves, of which 61% were classified as proved based on Sproule's January 1, 2002 report. The property swap resulted in the virtual elimination of the Trust's exposure to heavy oil.

Revenue Protection

Advantage has a revenue protection plan designed to manage, until March 31, 2003, the volatility of crude oil and natural gas prices and to assist with stabilizing cash flow and distributions per Trust Unit. The Trust has natural gas and crude oil hedges in place which expire on October 31 and December 31, 2002. These hedges are described on page 24 of the Trust's AIF. Advantage has recently entered into seven additional hedging contracts. The specific volumes and terms of such commitments are set forth in tabular format below:

Type of Commitment	Price per Unit	Volume	Term of Commitment
Fixed Price - Natural Gas - AECO 'c'	$5.18/mcf	5.3 mmcf/d	Oct 1, 2002 - Mar 31, 2003
Collar - Natural Gas - AECO 'c'	$4.72/mcf to $6.30/mcf	8.4 mmcf/d	Nov 1, 2002 - Mar 31, 2003
Collar - Natural Gas - AECO 'c'	$5.01/mcf to $6.33/mcf	6.3 mmcf/d	Nov 1, 2002 - Mar 31, 2003
Fixed Price - Natural Gas - AECO 'c'	$4.75/mcf	5.3 mmcf/d	Sep 1, 2002 - Mar 31, 2003
Fixed Price - Natural Gas - AECO 'c'	$5.00/mcf	7.9 mmcf/d	Oct 1, 2002 - Mar 31, 2003
Collar - Natural Gas - AECO 'c'	$5.01/mcf to $6.26/mcf	7.9 mmcf/d	Nov 1, 2002 - Mar 31, 2003
Fixed Price - Crude Oil – WTI	CDN $43.57/bbl	1,000 bbls/d	Nov 1, 2002 - Jan 31, 2003

Subsequent to executing these additional revenue protection measures (but prior to the proposed acquisition of Best Pacific), Advantage has hedged approximately 70% of its anticipated natural gas production for the period commencing November 2002 and ending March 2003 at an average minimum floor price of $4.95/mcf.

Appointment of KPMG LLP as Auditors

Effective July 25, 2002 KPMG LLP was appointed as auditors of the Trust to fill the vacancy created by the resignation of Ernst & Young LLP as auditors of the Trust.

INFORMATION CONCERNING THE BEST PACIFIC PROPERTIES

Certain information in this short form prospectus in respect of the Best Pacific Properties has been taken from information provided by Best Pacific. While the Trust has no reason to believe the information is not accurate, there are no assurances concerning the completeness or accuracy of such information in respect of the Best Pacific Properties.

Drilling History

The following table sets forth the number of gross and net wells in which Best Pacific drilled or participated in drilling during the periods indicated, including those drilled on the Disposed Properties.

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Gross(1)	Net(2)	Gross(1)	Net(2)
Oil Wells	12	9.7	10	8.5
Gas Wells	28	20.2	10	8.6
Dry and Abandoned(3)	5	3.6	6	5.0
Total	45	33.5	26	22.1

Notes:

(1) **"Gross"** means the number of wells in which Best Pacific had an interest.

(2) **"Net"** means the aggregate of the numbers obtained by multiplying each gross well by Best Pacific's percentage working interest therein.

(3) **"Dry"** refers to a well that is not productive. A productive well is a well which is capable of producing hydrocarbons in quantities considered by the operator to be sufficient to justify the costs required to complete, equip and produce the well.

Oil and Gas Wells

The following table sets forth the number and status of wells in which Best Pacific had a material royalty or working interest as at June 30, 2002, which were producing or which Best Pacific considered to be capable of production, after giving effect to Best Pacific's disposition of the Disposed Properties.

	Producing				Shut-in[(1)]			
	Crude Oil		Natural Gas		Crude Oil		Natural Gas	
	Gross[(2)]	Net[(3)]	Gross[(2)]	Net[(3)]	Gross[(2)]	Net[(3)]	Gross[(2)]	Net[(3)]
Alberta	15	12.7	121	96.7	23	16.5	38	24.6
Saskatchewan	89	63.8	-	-	14	11.2	-	-
Total	104	76.5	121	96.7	37	27.7	38	24.6

Notes:
(1) **"Shut-in"** wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.
(2) **"Gross"** wells are defined as the total number of wells in which Best Pacific has an interest.
(3) **"Net"** wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Best Pacific's percentage working interest therein.

Principal Producing Properties

The following is a description of Best Pacific's principal oil and natural gas properties on production or under development as at June 30, 2002, excluding the Disposed Properties. The term "net", when used to describe Best Pacific's share of production, means the total of Best Pacific's working interest share before deduction of royalties owned by others. Reserve amounts are stated, before deduction of royalties, at June 30, 2002, based on escalating cost and price assumptions as evaluated in the Sproule Best Pacific Report (see "Information Concerning the Best Pacific Properties - Oil and Natural Gas Reserves"). Information in respect of gross and net acres is as at June 30, 2002 and well counts are as at June 30, 2002, except where indicated otherwise. Information in respect of current production is average production, net to Best Pacific, for the month of August 2002, except where otherwise indicated.

Shouldice, Alberta

The Shouldice area of southern Alberta features multi-zone targets and production from shallow to medium depths, primarily from the Belly River, Medicine Hat, Bow Island and Mannville formations. The three shallower formations are natural gas prone, whereas the Mannville formation is oil productive.

Best Pacific has an average 73% working interest in 20,822 gross acres (15,200 net acres), strategically positioned for natural gas exploitation. In 2001, Best Pacific drilled 12 net Medicine Hat and Belly River natural gas wells. An additional six net Medicine Hat gas wells were drilled in the third quarter of 2002 and will be on production in the fourth quarter of 2002. Best Pacific's current net production from this area is 35 bbls/d and 3,150 mcf/d of natural gas. Best Pacific operates all of its Shouldice properties.

The Sproule Best Pacific Report assigns 10,341 mmcf of proven natural gas reserves and 126 mbbls of proven crude oil and NGLs reserves to this property. In addition, 1,679 mmcf of probable natural gas reserves and 88 mbbls of probable crude oil and NGLs reserves have been assigned to this property (risked 50%).

Gadsby, Alberta

Best Pacific's average working interest in this area is 89% in 3,022 acres of land (2,690 net acres). Best Pacific operates all of its Gadsby properties including six (3.65 net) producing natural gas wells, five (4.75 net) producing Mannville oil wells, a water disposal well (0.88 net) and three (2.4 net) suspended wells. These properties are located approximately eight miles southeast of the town of Stettler.

The oil wells in the Mannville Q Pool and offsetting pools are flowlined to a central processing and water handling facility operated by Best Pacific and capable of treating 500 barrels of fluid per day with available compression capacity of 1.5 mmcf/d.

Production from three oil wells is treated at this facility. Produced water is reinjected into the Mannville Q Pool to provide partial pressure maintenance. Best Pacific's net production is currently 100 bbls/d and 740 mcf/d of natural gas.

The Sproule Best Pacific Report assigns 955 mmcf of proven natural gas reserves and 360 mbbls of proven crude oil and NGLs reserves to this property. In addition, 257 mmcf of probable natural gas reserves and 156 mbbls of probable crude oil and NGLs reserves have been assigned to this property (risked 50%).

Willesden Green/Wilson Creek, Alberta

At the Willesden Green/Wilson Creek area, northeast of Rocky Mountain House, Best Pacific has working interests ranging from 50% to 100% comprising 5,210 net acres of land. This area is currently producing 60 bbls/d of oil and 860 mcf/d of natural gas net to Best Pacific. AOG believes that recompletion opportunities exist to target several bypassed pay zones in the Belly River and Second White Specks formations. Best Pacific operates all of its Willesden Green/Wilson Creek properties.

The Sproule Best Pacific Report assigns 778 mmcf of proven natural gas reserves and 200 mbbls of proven crude oil and NGLs reserves to this property. In addition, 59 mmcf of probable natural gas reserves and 29 mbbls of probable crude oil and NGLs reserves have been assigned to this property (risked 50%).

Michel, Alberta

Best Pacific's working interest in this area is 100% in 11,180 acres. There is currently one well on production from these lands producing 5 bbls/d of oil and 100 mcf/d of natural gas. A thorough geological review is planned for these lands by AOG to identify future drilling opportunities.

The Sproule Best Pacific Report assigns 983 mmcf of proven natural gas reserves and 11 mbbls of proven crude oil and NGLs reserves to this property. In addition, 609 mmcf of probable natural gas reserves have been assigned to this property (risked 50%).

Glen Ewen, Saskatchewan

The Glen Ewen area is located about 30 miles east of Estevan in southeast Saskatchewan. Best Pacific's average working interest in this area is 81% in 2,270 acres (1,840 net acres) of land. The majority of the oil wells in this area are flowlined to a central oil battery with a water disposal system. One new well was drilled during the first quarter of 2002 and three wells were drilled in the third quarter of 2002. Current net production to Best Pacific is 360 bbls/d and 350 mcf/d of solution gas. Best Pacific operates all of its Glen Ewen properties.

The Sproule Best Pacific Report assigns 351 mmcf of proven natural gas reserves and 573 mbbls of proven crude oil and NGLs reserves to this property. In addition, 91 mmcf of probable natural gas reserves and 149 mbbls of probable crude oil and NGLs reserves have been assigned to this property (risked 50%).

Steelman, Saskatchewan

Five net producing oil wells are flowlined to a central Steelman oil battery with a new water disposal system. Current net production to Best Pacific is 60 bbls/d. Best Pacific has working interests ranging from 50% to 100% in this area. Best Pacific operates all of its Steelman properties.

The Sproule Best Pacific Report assigns 176 mbbls of proven crude oil and NGLs reserves to this property. In addition, 285 mbbls of probable crude oil and NGLs reserves have been assigned to this property (risked 50%).

Workman, Saskatchewan

The Workman area is located about 10 miles southeast of the town of Carnduff in southeast Saskatchewan. Best Pacific's average working interest in this area is 62% in 1,322 acres (820 net acres) of land. Unitizing the area for waterflooding is being considered for 2003. Current net production to Best Pacific is 90 bbls/d. Best Pacific operates all of its Workman properties.

The Sproule Best Pacific Report assigns 333 mbbls of proven crude oil and NGLs reserves to this property. In addition, 237 mbbls of probable crude oil and NGLs reserves have been assigned to this property (risked 50%).

Undeveloped Lands

The following table summarizes Best Pacific's undeveloped land holdings, in acres, as at June 30, 2002, after giving effect to Best Pacific's disposition of the Disposed Properties.

	Gross[(1)]	Net[(2)]	Average Working Interest
Alberta	79,661	48,948	63%
Saskatchewan	106,476	97,005	91%
North Dakota	11,291	8,941	79%
Total	197,428	154,894	78%

Notes:

(1) **"Gross"** refers to the total acres in which Best Pacific has an interest.

(2) **"Net"** refers to the total acres in which Best Pacific has an interest, multiplied by the percentage working interest therein owned by Advantage.

Oil and Natural Gas Reserves

The oil, natural gas and NGL reserves of Best Pacific (excluding reserves attributed to the Disposed Properties) have been evaluated in the Sproule Best Pacific Report. The Sproule Best Pacific Report evaluated all of Best Pacific's properties as at June 30, 2002 (excluding the Disposed Properties) based on the proven plus probable net present values, discounted at 10%. Sproule conducted evaluations based on both escalated and constant price assumptions of Best Pacific's oil, gas and NGL reserves and the present worth of future cash flows associated with such reserves. The results of the evaluations of Sproule, contained in the Sproule Best Pacific Report, based on both escalated and constant price assumptions are summarized in the tables below. **The present worth of estimated future cash flows contained in the following tables may not be representative of the fair market values of the reserves. Assumptions relating to costs, prices for future production and other matters are summarized in the notes following the tables. There is no assurance that such prices and cost assumptions will be attained and variances could be material. All estimated future cash flows as set forth in the following tables are stated prior to provision for income taxes, indirect costs, and future site restoration costs, and after deduction of operating costs, royalties and estimated future capital expenditures.**

OIL, NATURAL GAS AND NGL RESERVES AND PRESENT WORTH VALUE OF ESTIMATED FUTURE CASH FLOWS BASED ON CONSTANT PRICE AND COST ASSUMPTIONS EFFECTIVE AS OF JUNE 30, 2002

	Oil (mbbls)		Natural Gas (mmcf)		NGL (mbbls)		Present Worth of Future Net Pre-Tax Cash Flows ($000) Discounted at				
	Gross[(1)]	Net[(2)]	Gross[(1)]	Net[(2)]	Gross[(1)]	Net[(2)]	0%	10%	12%	15%	20%
Proven Developed Producing	1,723	1,488	11,160	9,326	148	108	56,382	39,106	37,027	34,364	30,606
Proven Developed Non-Producing	16	12	881	614	1	1	1,843	1,490	1,444	1,381	1,289
Proven Undeveloped	619	514	3,432	2,854	3	2	16,258	10,219	9,404	8,341	6,754
Total Proven	2,358	2,014	15,473	12,794	152	111	74,483	50,815	47,875	44,086	38,649
Probable (risked 50%)	1,000	829	2,930	2,377	19	14	25,856	12,299	10,968	9,364	7,368
Total	3,358	2,843	18,403	15,171	171	125	100,339	63,114	58,843	53,450	46,017

OIL, NATURAL GAS AND NGL RESERVES AND PRESENT WORTH VALUE OF ESTIMATED FUTURE CASH FLOWS BASED ON ESCALATING PRICE AND COST ASSUMPTIONS EFFECTIVE AS OF JUNE 30, 2002

	Oil (mbbls)		Natural Gas (mmcf)		NGL (mbbls)		Present Worth of Future Net Pre-Tax Cash Flows ($000) Discounted at				
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	0%	10%	12%	15%	20%
Proven Developed Producing	1,607	1,387	11,165	9,337	146	107	53,303	37,587	35,749	33,400	30,274
Proven Developed Non-Producing	14	10	875	609	1	1	2,527	2,101	2,041	1,960	1,840
Proven Undeveloped	619	518	3,452	2,871	3	2	15,102	9,615	8,875	7,907	6,594
Total Proven`	2,240	1,915	15,492	12,817	150	110	70,932	49,303	46,665	43,267	38,708
Probable (risked 50%)	995	830	2,939	2,382	19	14	22,365	10,222	9,088	7,732	6,091
Total	3,235	2,745	18,431	15,199	169	124	93,297	59,525	55,753	50,999	44,799

Notes:

(1) "**Gross**" reserves are defined as Best Pacific's working, lessor royalty, and overriding royalty interest share of the remaining reserves, before deduction of any royalties.

(2) "**Net**" reserves are defined as the Gross remaining reserves of the properties in which Best Pacific has an interest, less all crown, freehold, and overriding royalties and interests owned by others.

(3) Definitions used for reserve categories in the Sproule Best Pacific Report are as follows:

"**Proven Reserves**" are those quantities of crude oil, natural gas, and natural gas by-products, which, upon analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under presently anticipated economic and operating conditions. There is relatively little risk with these reserves.

Proven reserves are subdivided into the following groups, depending on their status of development.

Proven Developed Reserves

These are proven reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. This group is further divided to include the following:

Proven Developed Producing Reserves

These are proven reserves that are presently being produced from completion intervals open for production in existing wells.

Proven Developed Non-Producing Reserves

These are proven reserves that are currently not being produced but do exist in completed but not producing, intervals in existing wells, behind casing in existing wells or at minor depths below the present bottom of existing wells. These proven reserves are expected to be produced through the existing wells in the predictable future. These reserves are classified as proven developed because the cost of making such reserves available for production is relatively small, compared to the cost of a new well.

Proven Undeveloped Reserves

These are proven reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where relatively major expenditures are required for completion of these wells or for the installation of processing and gathering facilities prior to the production of the reserves. Reserves on undrilled acreage are limited to those drilling units offsetting productive wells, where there is reasonable certainty of production.

"**Probable Reserves**" are those reserves that may be recoverable as a result of the beneficial effects that may be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism than that deemed proven at the present time, or that may reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions that contain proven reserves. The risk associated with these reserves generally ranges from 25 to 75 percent.

(4) The probable reserves presented in the Sproule Best Pacific Report include reserves related to certain 2002 drilling locations, improved production performance, and reserves associated with untested, behind pipe zones and were evaluated in the same manner as the proven reserves, incorporating adjustments for timing of production and capital expenditures. The Sproule Best Pacific Report did not risk the probable reserves. However, for the purposes of the summary tables, the probable reserves and values have been reduced by Advantage by 50% to account for the risks associated with proving up these probable reserves.

(5) The price forecasts that formed the basis for the revenue projections in the Sproule Best Pacific Report were based on Sproule's June 1, 2002 price model. The NYMEX oil and gas futures prices are the foundation of Sproule's energy pricing models in the early years. This data is combined with Sproule's assumptions respecting long-term prices, inflation rates, and exchange rates, together with estimates of transportation costs and prices of competing fuels, to forecast wellhead and plant gate prices for Canadian oil, natural gas, and NGLs production. In the Sproule Best Pacific Report, operating and capital costs are assumed to escalate at 1.5% per annum. The oil, natural gas and NGL escalating prices used in the Sproule Best Pacific Report are as follows:

Year	WTI Cushing[(1)] Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($/bbl)	Alberta Plantgate Index ($/mmbtu)	Alberta 30 Day Spot AECO ($/mcf)
2002 (7 months)	26.33	39.28	5.11	5.28
2003	24.39	36.83	5.51	5.68
2004	21.70	32.55	4.63	4.81
2005	21.44	32.18	4.30	4.48
2006	21.76	32.70	4.38	4.56
2007	22.08	33.19	4.45	4.64
2008	22.42	33.70	4.53	4.72
2009	22.75	34.21	4.61	4.80
2010	23.09	34.73	4.69	4.88
2011	23.44	35.26	4.77	4.96
2012	23.79	35.79	4.86	5.05
2013	24.15	36.34	4.94	5.13

Note:
(1) 40 degrees API, 0.4% sulphur.

The oil, natural gas and NGL constant prices used in the Sproule Best Pacific Report are based on the following constant prices:

Wellhead Prices:	
Natural gas	$4.00/mcf
Crude oil	$36.35/bbl
Natural gas liquids	$20.71/bbl

(6) The annual projections of cash flow in the Sproule Best Pacific Report include the ARTC. The current ARTC program provides a credit that varies between 75% and 25% of royalties, depending on a blended gas and oil price. Sproule has assumed that the ARTC will continue at existing rates under the existing guidelines in place at the date of the Sproule Best Pacific Report. The maximum credit available is equal to $2,000,000 times the ARTC rate.

(7) All historical production data and product prices that were obtained from Best Pacific or from public sources were accepted as represented, without any further investigation by Sproule. A field inspection of Best Pacific's properties was not performed. The relevant engineering data was made available by Best Pacific or obtained from public sources and the non-confidential files at Sproule. Property descriptions, details of interests held, and well data, as supplied by Best Pacific, was accepted as represented. No investigation was made into either the legal titles held or any operating agreements in place relating to the subject properties. Lessor and overriding royalties and other burdens were obtained from Best Pacific. No further investigation was undertaken by Sproule. Best Pacific provided Sproule with recent revenue statements upon which to determine certain economic parameters. Salvage values for facilities, well abandonment, and lease clean-up costs have not been included in the Sproule Best Pacific Report.

(8) The Sproule Best Pacific Report includes certain capital expenditures over the life of the properties in order to achieve the predicted present worth values in the Escalated Price and Constant Price cases. Total capital expenditures (net to Best Pacific, total proved reserves) of $4.4 million are to be expended in 2002. Total net capital expenditures of $12.8 million in the escalating price case and $12.7 million in the constant price case (undiscounted, total proved plus probable), are forecast over the entire life of the properties as presented in the Sproule Best Pacific Report to achieve the estimated present worth value.

(9) Columns may not add due to rounding.

Reserves Reconciliation

The following table summarizes the changes in Best Pacific's gross share of crude oil, NGLs and natural gas reserves, before deduction of royalties owned by others, for the periods indicated.

	Oil and NGLs (mbbls)			Natural Gas (mmcf)		
	Proven	Probable[1]	Total	Proven	Probable[1]	Total
Balance: January 1, 2001	2,998	2,637	5,635	16,207	4,290	20,497
Net Production	(495)	-	(495)	(2,137)	-	(2,137)
Acquisition/Divestiture	3	-	3	(52)	-	(52)
Additions	845	414	1,259	7,292	-	7,292
Revisions	(307)	(639)	(946)	(1,829)	1,780	(49)
Balance: December 31, 2001	3,044	2,412	5,456	19,481	6,070	25,551
Net Production	(222)	-	(222)	(1,192)	-	(1,192)
Acquisition/Divestiture[3]	(180)	4	(176)	(4,337)	(496)	(4,833)
Additions	83	25	108	424	64	488
Revisions	(335)	(413)	(748)	1,116	239	1,355
Balance: June 30, 2002	2,390	2,028	4,418	15,492	5,877	21,369

Notes:

(1) Probable Additional Reserves have not been reduced for risk for the purposes of the reserves calculation.

(2) Reserves stated above are based on escalating cost and price assumptions.

(3) These figures give effect to Best Pacific's disposition of the Disposed Properties effective September 1, 2002.

Production History and Prices Received

The following table sets forth certain information in respect of production, product prices received, royalties, operating expenses and netbacks received by Best Pacific for each quarter in the most recently completed financial year of Best Pacific, with comparative data for the same periods in the preceding financial year. In calculating boe amounts, natural gas is converted to oil equivalent using six mcf of natural gas equalling one barrel of oil equivalent.

	Oil and NGL Production[1] (bbls/d)	Natural Gas Production[1] (mcf/d)	Oil and NGL Price Received[2] ($/bbl)	Natural Gas Price Received[2] ($/mcf)	Royalty Expense[3][5] ($/boe)	Operating Costs[4][5] ($/boe)	Netback Received[5] ($/boe)
2000							
First Quarter	1,208	7,351	31.54	2.53	5.99	6.67	14.86
Second Quarter	1,058	4,994	32.91	2.73	5.51	6.51	13.62
Third Quarter	1,168	5,285	33.96	2.85	6.20	9.07	11.45
Fourth Quarter	1,044	5,703	33.89	5.31	5.96	8.23	18.74
2001							
First Quarter	1,252	5,307	36.87	6.03	5.95	7.99	22.65
Second Quarter	1,177	5,271	37.92	4.50	4.35	8.65	20.25
Third Quarter	1,453	5,779	35.68	3.04	3.76	8.18	16.77
Fourth Quarter	1,591	6,837	26.96	3.10	2.26	6.72	14.49

Notes:

(1) Before deduction of royalties.

(2) Product prices are net of costs to transport the product to market and, in the case of crude oil prices, are net of hedging gains and losses.

(3) Royalties are net of ARC.
(4) This figure includes all field operating expenses.
(5) Best Pacific does not report royalties, operating expenses or netbacks received on a commodity basis.

Capital Expenditures

The following table sets forth certain information in respect of capital expenditures made by Best Pacific during the years ended December 31, 1999, 2000 and 2001.

	2001	2000	1999
		(thousands of $)	
Land	1,133	1,093	1,002
Drilling, Completions and Equipping	18,017	10,049	8,262
Geological and Seismic	1,472	738	290
Net Acquisitions/(Dispositions)	532	(23,647)	20,672
Other	107	104	40
Total Capital Expenditures	21,261	(11,663)	30,266

Future Commitments

Best Pacific has entered into a number of financial instruments to manage its downside commodity price risk. The specific volumes and terms of such commitments are set forth below.

Type of Commitment	Price per Unit	Volume	Term of Commitment
Collar – Crude Oil – WTI	US $22.00/bbl to US $25.70/bbl	200 bbls/d	April 1, 2002 to December 31, 2002
Collar – Crude Oil – WTI	US $23.00/bbl to US $27.15/bbl	200 bbls/d	April 1, 2002 to December 31, 2002
Collar – Crude Oil – WTI	US $24.80/bbl to US $28.00/bbl	200 bbls/d	October 1, 2002 to September 30, 2003
Fixed Price – Natural Gas – AECO 'c'	$4.23/GJ	2,000 GJ/d	April 1, 2002 to October 31, 2002

DETAILS OF THE OFFERING

The offering consists of 55,000 Debentures at a price of $1,000 per Debenture. The following is a summary of the material attributes and characteristics of the Debentures. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Indenture (as defined below) with respect to the Debentures.

General

The Debentures will be issued under a trust indenture to be dated as of the closing date (the "**Indenture**"), which will be made among the Trust, AOG and Computershare Trust Company of Canada (the "**Debenture Trustee**"), as trustee. The Debentures authorized for issue immediately will be limited in aggregate principal amount to $55,000,000. The Trust may, however, from time to time, without the consent of the holders of the Debentures but subject to the limitations described herein, issue additional debentures of the same series or of a different series under the Indenture, in addition to the Debentures offered hereby.

The Debentures will be dated as of the closing date and will mature on November 1, 2007. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof.

The Debentures will bear interest from the date of issue at 10% per annum, which will be payable semi-annually in arrears on May 1 and November 1 in each year, commencing with May 1, 2003. The first interest payment will include interest accrued from the closing of the Offering to May 1, 2003.

The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Trust Units as further described under "Payment upon Redemption or Maturity"

and "Redemption and Purchase". The interest on the Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Obligation as described under "Interest Payment Option".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "Subordination". The Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Debentures will be convertible at the holder's option into fully paid and non-assessable Trust Units at any time prior to the close of business on the earlier of November 1, 2007 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $13.30 per Trust Unit, being a conversion rate of 75.188 Trust Units for each $1,000 principal amount of Debentures. No adjustment will be made for distributions on Trust Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures will receive accrued and unpaid interest thereon.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the conversion price in certain events including: (a) the subdivision or consolidation of the outstanding Trust Units; (b) the distribution of Trust Units to holders of Trust Units by way of distribution or otherwise other than an issue of securities to holders of Trust Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Trust Units entitling them to acquire Trust Units or other securities convertible into Trust Units at less than 95% of the then current market price (as defined below under "Payment upon Redemption or Maturity") of the Trust Units; and (d) the distribution to all holders of Trust Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the conversion price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Trust Units or in the case of any consolidation, amalgamation or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up, be entitled to receive the number of Trust Units such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Trust Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up.

No fractional Trust Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Redemption and Purchase

The Debentures will not be redeemable on or before November 1, 2005. After November 1, 2005 and prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice, at a Redemption Price of $1,050 per Debenture after November 1, 2005 and on or before November 1, 2006 and at a Redemption Price of $1,025 per Debenture after November 1, 2006 and before maturity, in each case, plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 30 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing Trust Units to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the maturity date, as the case may be. No fractional Trust Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" will be defined in the Indenture to mean the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be.

Subordination

The payment of the principal of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Trust and indebtedness to trade creditors of the Trust. "Senior Indebtedness" of the Trust will be defined in the Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Trust (whether outstanding as at the date of the Indenture or thereafter incurred), other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to, the Debentures.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and the notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. Specifically, the Debentures will be subordinated in right of payment to the prior payment in full of all indebtedness under the Credit Facilities, as defined herein.

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Trust Units (a "**Change of Control**"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "**Debenture Offer**"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "**Debenture Offer Price**").

The Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Debentures.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Debenture Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.

Interest Payment Option

The Trust may elect, from time to time, to satisfy its obligation to pay interest on the Debentures (the "**Interest Obligation**"), on the date it is payable under the Indenture (an "**Interest Payment Date**"), by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Indenture (the "**Unit Interest Payment Election**"). The Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Trust Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Trust Units in satisfaction of the Interest Obligation.

Events of Default

The Indenture will provide that an event of default ("**Event of Default**") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, when due on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of 66⅔% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66⅔% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Indenture will provide that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" will be defined in the Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Trust Units of the Trust by the current market price of the Trust Units on the relevant date.

Book-Entry System for Debentures

The Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS (a "**Participant**"). On the closing date, the Debenture Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. The Debentures will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Debentures (a "**Beneficial Owner**") will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Debentures are purchased.

Neither the Trust nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of the Trust to CDS.

As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to Beneficial Owners in fully registered and certificate form (the "**Debenture Certificates**") only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Trust or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depositary with respect to the

Debentures and the Trust is unable to locate a qualified successor; (d) the Trust, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default (as defined herein), Participants acting on behalf of Beneficial Owners representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest, provided the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee must notify CDS, for and on behalf of Participants and Beneficial Owners, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the single certificate representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter the Trust will recognize the holders of such Debenture Certificates as debentureholders under the Indenture.

Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal, including payment in the form of Trust Units if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Trust Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Indenture.

DESCRIPTION OF TRUST UNITS

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. As at September 30, 2002, 27,098,782 Trust Units were issued and outstanding. Each Trust Unit represents an equal fractional undivided beneficial interest in any distributions from, and in any net assets of, the Trust in the event of termination or winding-up of the Trust. The beneficial interests in the Trust are divided into interests in two classes, as follows: (i) "Trust Units", which are entitled to the rights, subject to limitations, restrictions and conditions set out in the Trust Indenture, as summarized herein and in the Trust's AIF, which is incorporated by reference herein; and (ii) "Special Voting Units", which shall be issued to a trustee and shall be entitled to such number of votes at meetings of Unitholders as is equal to the number of Trust Units reserved for issuance that such Special Voting Units represent, such number of votes and any other rights or limitations to be prescribed by AOG's board of directors. The Special Voting Units give AOG the flexibility to acquire the securities of another issuer in consideration for securities, which are ultimately exchangeable for Trust Units. All Trust Units are of the same class with equal rights and privileges. Each Trust Unit is transferable, entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Trust, and distributions on liquidation, is fully paid and non-assessable and entitles the holder thereof to one vote at all meetings of Trust Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either AOG or the Trust. As holders of Trust Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of anticipated distributable income from AOG and the combined ability of AOG's board of directors and the Manager to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

Cash Distributions

The amount of cash to be distributed annually per Trust Unit shall be equal to a pro rata share of interest on the Notes, royalty income from the Royalty, dividends on or in respect of shares of AOG received by the Trust and income from the Permitted Investments; less: (i) administrative expenses and other obligations of the Trust; (ii) amounts which may be paid by the Trust in connection with any cash redemptions of Trust Units; and (iii) permitted royalty deductions such as debt service charges and capital expenditures (to the extent not funded by debt). AOG may apply some or all of its cash flow to capital expenditures to develop the Oil and Natural Gas Properties of AOG or to acquire additional Oil and Natural Gas Properties prior to making any distributions to the Trust in the form of principal repayments on the Notes or dividends on AOG's common shares or preferred shares. If on any Distribution Record Date the Trustee determines that the Trust does not have cash in an amount sufficient to pay

the full distribution to be made on such Distribution Record Date in cash or if any cash distribution should be contrary to any subordination agreement, the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Trust Units having a value equal to the cash shortfall. Trust Units will be issued pursuant to exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Trust realizes interest income from its holdings of Notes. The Notes bear interest at 14% per annum, payable monthly, and mature on December 31, 2031, subject to extension for an additional 20 year term at the instance of AOG's board of directors, with the approval thereof by resolution of the holders of Notes if the Trust does not then hold substantially all of the Notes. It is expected that the Trust's income will initially be limited to: (i) the interest received on the principal amount of Notes; (ii) royalty income received on the Royalty; and (iii) dividends (if any) received on AOG's common shares. See "Description of Business - Advantage Energy Income Fund".

AOG's board of directors intends for the Trust to make monthly cash distributions. Cash distributions will be made monthly to the Unitholders of record on the last day of each month (unless such day is not a Business Day, in which case the date of record shall be the next following Business Day) and shall be payable on the 15th day of each month or, if such day is not a Business Day, the next following Business Day or such other date as is determined from time to time by the Trustee. See "Record of Cash Distributions".

For additional information respecting the Trust Units, including information respecting Unitholders' limited liability, the redemption right attached to the Trust Units, meetings of Unitholders, and amendments to the Trust Indenture, see "Additional Information Respecting Advantage Energy Income Fund" at pages 25 through 31, inclusive, of the Trust's AIF.

EARNINGS AND CASH FLOW COVERAGE RATIOS

The earnings and cash flow coverage ratios set forth below have been prepared in accordance with Canadian disclosure requirements. These ratios have been prepared using financial information prepared in accordance with Canadian generally accepted accounting principles. The ratios and notes have been prepared for the twelve month period ended June 30, 2002 and the period from May 24, 2001 to December 31, 2001, after giving effect to the Offering of $55 million of Debentures. The ratios for the twelve month period ended June 30, 2002 are based on unaudited financial information. **The Trust's earnings coverage ratios for the 12 month period ended June 30, 2002 and the period from May 24, 2001 to December 31, 2001 is less than 1:1.** The dollar amount of the coverage deficiency (being the dollar amount of earnings required to attain a ratio of 1:1) is $6.3 million for the 12 month period ended June 30, 2002 and $0.8 million for the period from May 24, 2001 to December 31, 2001. Additional information is provided in the notes to the following table.

	Twelve Months Ended June 30, 2002	**May 24, 2001 to December 31, 2001**
Earnings coverage(1)(3)(4)(5)	less than 1:1	less than 1:1
Cash flow coverage(2)(3)(4)(5)	4.7:1	4.3:1

Notes:

(1) Earnings coverage is equal to net income before interest expense on all long-term debt and income taxes divided by interest expense on all long-term debt.

(2) Cash flow coverage is equal to funds from operations before working capital, interest expense on all long-term debt and income taxes divided by interest expense on all long-term debt.

(3) The earnings and cash flow used in the coverage ratios include the interest expense on the Debentures in the calculation. Under Canadian generally accepted accounting principles the Debentures will be included in Unitholders' equity and the interest paid on the Debentures will be charged to equity as distributions to Unitholders.

(4) The Trust's interest requirements, after giving effect to the issue of $55 million principal amount of Debentures, amount to $9.0 million for the 12 month period ended June 30, 2002 and $5.2 million for the period from May 24, 2001 to December 31, 2001. The Trust's earnings before interest and income tax for the 12 month period ended June 30, 2002 and the period from May 24, 2001 to December 31, 2001 was $2.7 million and $4.5 million, respectively. For the same time periods, the Trust's cash flow before interest and income taxes was $41.9 million and $22.7 million, respectively.

(5) The earnings and cash flow assume that there are no additional earnings or cash flow derived from the net proceeds of the Debentures.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2001 and as at June 30, 2002, both before and after giving effect to the Offering and the Acquisition.

Designation Authorized	As at December 31, 2001 (audited)	As at June 30, 2002 before giving effect to the Offering and the Acquisition (unaudited)	As at June 30, 2002 after giving effect to the Offering and the Acquisition[1] (unaudited)
		($ thousands, except share amounts)	
Bank Debt ($110,000)[2]	$23,167	$93,814	$93,014[3]
Unitholders' Capital			
Trust Units (unlimited)	$128,616 (24,598,782 Trust Units)	$147,046 (27,098,782 Trust Units)	$147,046 (27,098,782 Trust Units)
10% Debentures ($55,000)	$Nil	$Nil	$52,500
Special Voting Units (unlimited)	Nil	Nil	Nil

Notes:

(1) After deducting the estimated costs of the Offering of $300,000 and the Underwriters' commissions of $2,200,000.

(2) Advantage has a credit facility which provides for a $103 million extendible revolving loan facility and a $7 million operating loan facility. The loan's interest rate is based on either prime or bankers acceptance rates at the Trust's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2.0% depending on the Trust's debt to cash flow ratio. Advantage also has a $10 million principal amount bridge facility maturing December 31, 2002 and bearing interest at the bank's prime lending rate plus 1.5%. The credit facilities (the "**Credit Facilities**") are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all of its assets and cash flows.

(3) This figure assumes an aggregate purchase price of approximately $51.7 million for Best Pacific.

(4) As at June 30, 2002, Unitholders' equity of the Trust incorporated cash distributions paid and payable up to June 30, 2002 of $43,778,000 and accumulated income of $31,972,000.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The outstanding Trust Units are traded on the TSX under the trading symbol "AVN.UN". The following table sets forth the price range and trading volume of the Trust Units as reported by the TSX for the periods indicated.

Period	High	Low	Volume
2001			
May 29 – 31[1]	$12.55	$12.30	117,537
June	$12.40	$9.25	1,219,309
Third Quarter	$10.50	$7.42	2,226,952
Fourth Quarter	$8.40	$7.05	7,381,300
2002			
First Quarter	$11.35	$7.91	11,207,717
Second Quarter	$12.14	$10.00	7,006,294
July	$12.21	$10.40	2,089,321
August	$12.14	$11.00	2,337,593
September	$13.25	$11.65	2,924,000

Note:

(1) The Trust Units commenced trading on the TSX on May 29, 2001.

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Trust Unit amount of monthly cash distributions paid by the Trust since its inception.

2001	Distribution Per Trust Unit
July[(1)]	$0.28
August	$0.28
September	$0.22
October	$0.22
November	$0.15
December	$0.15
Total	$1.30
2002	
January	$0.15
February	$0.13
March	$0.13
April	$0.13
May	$0.13
June	$0.13
July	$0.13
August	$0.13
September[(2)]	$0.13
October[(3)]	$0.18

Notes:

(1) This distribution was the first cash distribution of the Trust.

(2) The Trust announced on September 13, 2002 that its next monthly distribution of distributable cash will be paid on October 15, 2002 to Unitholders of record on September 30, 2002.

(3) The Trust announced on September 26, 2002 that its next monthly distribution of distributable cash will be paid on November 15, 2002 to Unitholders of record on October 31, 2002.

The Trust intends to make cash distributions on the 15th day of each month (or the first Business Day thereafter) to holders of Trust Units of record on the immediately preceding record date.

USE OF PROCEEDS

The estimated net proceeds to the Trust from the sale of the Debentures hereunder are estimated to be $52,500,000 after deducting the fees of $2,200,000 payable to the Underwriters and the estimated expenses of the issue of $300,000. See "Plan of Distribution". The net proceeds of the Offering will be used by the Trust to fund the proposed acquisition of Best Pacific and to repay Best Pacific's indebtedness to its principal lender. In the event that the acquisition of Best Pacific is not completed, the total net proceeds of the Offering will be used by the Trust to reduce outstanding indebtedness under its Credit Facilities, which has been or may be used to fund property acquisitions, capital expenditures and general corporate expenditures. See "Recent Developments – Proposed Acquisition of Best Pacific" and "Relationship Among the Trust, AOG and Certain Underwriters".

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 55,000 Debentures to the Underwriters, and the Underwriters have severally agreed to purchase such Debentures on or about October 18, 2002, or such other date as may be agreed among the parties to the Underwriting Agreement. Delivery of the Debentures is conditional upon payment on closing of $1,000 per Debenture by the Underwriters to the Trust. The Underwriting Agreement provides that, in consideration for their services in connection with this Offering, the Trust will pay the Underwriters' fee of $40 per Debenture for Debentures issued and sold by the Trust, for an aggregate fee payable by the Trust of $2,200,000. The terms of the Offering of the Debentures were determined by negotiation between the Manager and AOG, on behalf of the Trust, and Scotia Capital Inc. on its own behalf and on behalf of the other Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Debentures which it has agreed to purchase, any one or more of the other Underwriters may, but is not obligated to, purchase such Debentures. The Underwriters are, however, obligated to take up and pay for all Debentures if they are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and AOG will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that a closing will be held on or about October 18, 2002, or such other date as the Trust and the Underwriters may agree upon. The Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS. See "Details of the Offering - Book-Entry System for Debentures".

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units or the Debentures at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it shall not offer or issue, or enter into an agreement to offer or issue, Trust Units or Debentures or any securities convertible or exchangeable into Trust Units or Debentures for a period of 90 days subsequent to the closing date of the Offering without the consent of the Underwriters, which consent may not be unreasonably withheld.

The Trust has applied to list the Trust Units issuable on conversion, redemption or maturity of the Debentures on the TSX and has applied to list the Debentures distributed under this short form prospectus on the TSX. Listing of the Trust Units issuable on conversion, redemption or maturity of the Debentures on the TSX and listing of the Debentures on the TSX will be subject to the Trust fulfilling all of the requirements of the TSX.

The Debentures have not been and will not be registered under the *United States Securities Act of 1933*, as amended (the "**US Securities Act**") and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the US Securities Act. Each of the Underwriters has agreed that it will not offer, sell or deliver Debentures within the United States.

INTEREST OF EXPERTS

Certain legal matters relating to this Offering will be passed upon by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, on behalf of the Trust, and by Macleod Dixon LLP, Calgary, Alberta, on behalf of the Underwriters. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this short form prospectus or in a document that is specifically incorporated by reference into this short form prospectus as having prepared or certified a part of this short form prospectus, or a report or valuation described in this short form prospectus or in a document specifically incorporated by reference into this short form prospectus, has received or shall receive a direct or indirect interest in the property of the Trust or of any associate or affiliate of the Trust. As at the date hereof, the aforementioned persons and companies beneficially own, directly or indirectly, less than 1% of the securities of the Trust and its associates and affiliates. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Trust or of any associates or affiliates of the Trust, except for Jay P. Reid, the Corporate Secretary of AOG, who is a partner at Burnet, Duckworth & Palmer LLP, which law firm renders legal services to the Trust.

PROMOTERS

The Manager may be considered to be a promoter of the Trust under applicable securities laws by reason of having taken the initiative in founding and organizing the business and enterprise of the Trust. Except as set forth elsewhere in this short form prospectus and the documents incorporated by reference herein, the Manager and its subsidiaries have not received, and it is not presently intended that they shall receive, directly or indirectly from the Trust or from a subsidiary of the Trust, anything of value, including money, property, contracts, options or rights of any kind. In addition, the Trust and its subsidiaries have not acquired any assets during the two years prior to the date hereof, and it is not presently intended that the Trust and its subsidiaries will acquire any assets, from the Manager or its subsidiaries. The Manager does not beneficially own, directly or indirectly, or

exercise control over, any voting securities of the Trust or any of its subsidiaries. The directors, officers and insiders of the Manager own, in the aggregate, 273,200 Trust Units (approximately 1% of the Trust Units issued and outstanding as at the date hereof). Pursuant to the Management Agreement among the Trust, AOG and the Manager, the Manager receives fees and also is entitled to reimbursement of certain expenses.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and Macleod Dixon LLP (collectively, "**Counsel**"), the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act and the regulations thereunder (the "**Regulations**") generally applicable to a holder who acquires Debentures or Trust Units (collectively, the "**Securities**") pursuant to this Offering and who, for purposes of the Tax Act and all relevant times, holds the Securities as capital property and deals at arm's length with the Trust. Generally, the Securities will be considered to be capital property to a holder provided the holder does not hold the Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to (a) a subscriber that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules, (b) a subscriber an interest in which would be a "tax shelter investment" as defined in the Tax Act, or (c) a subscriber that is a "specified financial institution" as defined in the Tax Act. Any such subscriber should consult its own tax advisor with respect to an investment in the Securities.

This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the "**Proposed Amendments**") and Counsels' understanding of the current published administrative practices of the Canada Customs and Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Securities, and no representations with respect to the income tax consequences to any holder or prospective holder are made. Consequently, holders and prospective holders of Securities should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Securities pursuant to this Offering, having regard to their particular circumstances.

Holders of Securities Resident in Canada

This portion of the summary is applicable to holders of Securities who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada.

Debentures

Interest on Debentures

A holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Debentures that accrues to it to the end of the particular taxation year or that has become receivable by or is received by the holder before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

Any other holder will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, if at any time a Debenture should become an "investment contract" (as defined in the Tax Act) in relation to a holder, such holder will be required to include in computing income for a taxation year any interest that accrues to the holder on the

Debenture to the end of any "anniversary day" (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the holder's income for that year or a preceding year.

Exercise of Conversion Privilege

A holder of a Debenture who exchanges the Debenture for Trust Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Trust Units so acquired at the time of the exchange and the amount of any cash received in lieu of fractional Trust Units. The holder will realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures".

The cost to the holder of the Trust Units so acquired will also be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Trust Units held as capital property by the holder for the purpose of calculating the adjusted cost base of such Trust Units.

Redemption or Repayment of Debentures

If the Trust redeems a Debenture prior to maturity or repays a Debenture upon maturity and the holder does not exercise the conversion privilege prior to such redemption or repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as interest) on such redemption or repayment. If the holder receives Trust Units on redemption or repayment, the holder will be considered to have proceeds of disposition equal to the fair market value of the Trust Units so received and the amount of any cash received in lieu of Trust Units. The holder may realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures". The cost to the holder of the Trust Units so received will also be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Trust Units held as capital property by the holder for the purpose of calculating the adjusted cost base of such Trust Units.

Other Dispositions of Debentures

A disposition or deemed disposition by a holder of a Debenture will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the holder's adjusted cost base thereof and any reasonable costs of disposition. Any such capital gains or capital losses will be treated, for tax purposes, in the same manner as capital gains and capital losses arising from a disposition of Trust Units which treatment is discussed below under "Holders of Securities Resident in Canada – Trust Units".

Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income, and will be excluded in computing the holder's proceeds of disposition of the Debenture.

Trust Units

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, notwithstanding that any such amount is payable in Reinvested Trust Units (as defined herein). Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income (or "resource profits") for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act.

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof,

the adjusted cost base of the Trust Units held by such Unitholder will generally be reduced by such amount. To the extent that the adjusted cost base to a Unitholder of a Trust Unit is less than zero at the end of a taxation year, such negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in that year.

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition. Where Trust Units are redeemed and Redemption Notes are issued to the Unitholder, the proceeds of disposition will include the fair market value of the Redemption Notes. Where Trust Units are redeemed and Notes are distributed to the Unitholder in satisfaction of the Redemption Price, the proceeds of disposition to the Unitholder of the Trust Units will generally be equal to the fair market value of the Notes so distributed. Generally, one-half of any capital gain (a "**taxable capital gain**") realized by a Unitholder in a taxation year must be included in the Unitholder's income for the year, and one-half of any capital loss (an "**allowable capital loss**") realized by a Unitholder in a taxation year may be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A capital loss realized on the disposition of a Trust Unit will generally be reduced by the amount of any non-taxable dividends payable to the Unitholder and, where the Unitholder is a corporation, the amount of any taxable dividends that are deductible by the corporation in computing its taxable income. Similar rules apply where the Unitholder is a partnership or a trust.

The cost to a Unitholder of Trust Units acquired on conversion of a Debenture will equal the fair market value of the Trust Units at that time plus the amount of any other reasonable costs incurred in connection therewith. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property to determine the adjusted cost base to the Unitholder of each Trust Unit.

Taxable capital gains realized by a Unitholder who is an individual may give rise to "alternative minimum tax" depending on the particular Unitholder's circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains.

The adjusted cost base of any Note or Redemption Note distributed or issued to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Note or Redemption Note at the time of the distribution or issuance, as the case may be, less any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Note or Redemption Note (including interest that had accrued to the date of the acquisition of the Note by a Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Note, an offsetting deduction may be available.

Holders of Securities Not Resident in Canada

This portion of the summary applies to a holder of Securities who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Securities in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a "**Non-Resident**").

Debentures

Interest paid or credited, or deemed to be paid or credited, to a Non-Resident holder of Debentures will generally be subject to Canadian withholding tax as discussed below under "Holders of Securities Not Resident in Canada – Trust Units" with respect to interest paid or credited, or deemed to be paid or credited, on the Note or Redemption Note.

The disposition of a Debenture by a Non-Resident holder will generally not be subject to tax under the Tax Act for the same reasons as discussed below under "Holders of Securities Not Resident in Canada – Trust Units".

Trust Units

Where the Trust pays or credits, or is deemed to pay or credit, an amount to a Non-Resident Unitholder out of the income of the Trust, such amount will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding is reduced to 15% where such distributions are paid or credited, or deemed to be paid or credited, to Non-Resident Unitholders who are residents of the United States for purposes of the *Canada-United States Income Tax Convention, 1980.*

A capital gain realized by a Non-Resident Unitholder from a disposition or deemed disposition of a Trust Unit will not be subject to tax under the Tax Act provided that the Trust Unit does not constitute "taxable Canadian property". Trust Units of a Non-Resident Unitholder will generally not constitute "taxable Canadian property" under the Tax Act unless either: (a) at any time during the period of sixty months immediately preceding the disposition of Trust Units by such Non-Resident Unitholder, not less than 25% of the issued Trust Units (taking into account any rights to acquire Trust Units) were owned by the Non-Resident Unitholder, by persons with whom the Non-Resident Unitholder did not deal at arm's length or by any combination thereof; or (b) the Non-Resident Unitholder's Trust Units are otherwise deemed to be taxable Canadian property. A Non-Resident Unitholder will generally compute the adjusted cost base of the Trust Units under the same rules that apply to residents of Canada.

Interest paid or credited, or deemed to be paid or credited, to a Non-Resident Unitholder on a Note or Redemption Note will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding generally is reduced to 10% where such interest is paid or credited, or deemed to be paid or credited, to Non-Resident Unitholders who are residents of the United States for purposes of the *Canada-United States Income Tax Convention, 1980.*

If the Trust ceases to qualify as a mutual fund trust, there may be adverse income tax consequences for Non-Resident Unitholders who acquire an interest in the Trust.

Status of the Trust

Based on representations of the Manager, the Trust currently qualifies, and will qualify on the date of the closing of this Offering, as a "unit trust" and a "mutual fund trust" as defined in the Tax Act and this summary assumes that the Trust will continue to so qualify thereafter for the duration of its existence. The qualification of the Trust as a mutual fund trust under the Tax Act requires that certain factual conditions generally be met throughout its existence. Firstly, in order for the Trust to qualify as a mutual fund trust, it must not have been established or at any time be maintained primarily for the benefit of persons who are not residents of Canada for the purposes of the Tax Act. Secondly, the Trust must have at least 150 Unitholders each of whom owns not less than one "block" of Trust Units and each of whom owns Trust Units having an aggregate fair market value of not less than $500. In this case, a "block" of Trust Units generally means 100 Trust Units if the fair market value of one Trust Unit is less than $25. Thirdly, the Trust is required to restrict its activities to investing in property (other than real property or an interest in real property) and acquiring, holding, maintaining, improving, leasing or managing real property (or an interest in real property) that is capital property to the Trust.

Should the Trust not qualify as a mutual fund trust, the income tax considerations would in some respects be materially different than those described below.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for the purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust is the calendar year.

The Trust is required to include in its income for each taxation year all amounts that it receives during the year on royalties held by it, including the Royalty. The Trust will also be required to include in its income all interest, including interest on the Notes, that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Provided that appropriate designations are

made by the Trust, all dividends which would otherwise be included in its income as dividends received on shares owned by the Trust, including the shares of AOG, will be deemed to have been received by Unitholders and not to have been received by the Trust.

The Trust will be entitled to deduct, on an annual basis, reasonable administrative expenses incurred in its ongoing operations. The Trust will be entitled to deduct a portion of any costs incurred by it in connection with the issuance of Securities. The amount of such issue costs deductible by the Trust in a taxation year is 20% of such costs, pro-rated for short taxation years, to the extent such amount was not deductible by the Trust in computing income for a preceding taxation year. Generally speaking, the Trust will be able to deduct interest paid or payable on the Debentures. Interest on the Redemption Notes may not be deductible by the Trust. The Trust may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% on a declining balance basis of its cumulative Canadian oil and gas property expense ("**COGPE**") account at the end of that year, prorated for short taxation years. The cost of the Royalty will be an addition to the Trust's cumulative COGPE account. Where, as a result of a sale of a property by AOG and the extinguishment of the Royalty with respect thereto, proceeds of disposition become receivable by the Trust in a taxation year, the amount of such proceeds ("**Royalty Disposition Proceeds**") will be required to be deducted from the balance of the Trust's cumulative COGPE account otherwise determined. If all or a portion of the Royalty Disposition Proceeds receivable in a taxation year is utilized in that year by the Trust to acquire additional oil and gas royalty interests in respect of one or more "Canadian resource properties", as defined under the Tax Act, the amount so utilized will be added, in that year, to its cumulative COGPE account. If, after taking into account all additions and deductions for any taxation year, the balance of the cumulative COGPE account of the Trust is negative at the end of such taxation year, the negative balance will be included in the income of the Trust for such year.

The Trust may deduct in computing its income for a year a "resource allowance" equal to 25% of its "adjusted resource profits" calculated in accordance with the Regulations. Generally, the Trust's adjusted resource profits will equal its income from any royalties less amounts deducted in computing its income other than deductions in respect of its cumulative COGPE, interest expense or any amount deducted in respect of distributions to Unitholders. The Trust may not deduct Crown charges reimbursed by it to AOG in the year in respect of the Royalty. The excess, if any, of reimbursed Crown charges over the resource allowance deductible by the Trust in the year is deemed to be an amount that has become payable to the Unitholders, to the extent designated by the Trust. Counsel understands that the Trust will designate the full amount of any such excess annually in respect of the Unitholders. The Trust may claim as a deduction an amount that is less than the amount of its income that is paid or payable to Unitholders in a year if it designates such amount not to have been paid or become payable to the Unitholders. This may occur for example to utilize losses from prior taxation years.

Under the Trust Indenture, an amount equal to all of the royalty, interest and dividend income of the Trust for each year, together with the taxable and non-taxable portions of any capital gains realized by the Trust in the year (net of the Trust's expenses, including interest on the Debentures, and amounts, if any, required to be retained to pay any tax liability of the Trust) will be payable to the Unitholders. Royalty Disposition Proceeds will also be payable to the Unitholders to the extent such proceeds create a negative balance in the cumulative COGPE account of the Trust as at December 31 of any year. Subject to the exceptions described below, all amounts payable to the Unitholders shall be paid by way of cash distributions.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. Further, it is possible that income received by the Trust will be used to repay the principal amount of any outstanding indebtedness (including the Debentures and the Redemption Notes). Accordingly, such income so utilized will not be payable to holders of the Trust Units by way of cash distributions. In such circumstances, such income may be payable to holders of Trust Units in the form of additional Trust Units ("**Reinvested Trust Units**") in lieu of the Trust paying tax thereon.

Where the Trust distributes property of the Trust to a Unitholder on a redemption of Trust Units, the Trust will be deemed to have disposed of the property for proceeds equal to the fair market value of such property at that time, and such proceeds may give rise to a capital gain or income to the Trust. The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption of Trust Units during the year (the "**Capital Gains Refund**"). The Capital Gains Refund in a particular year may not completely offset the Trust's tax liability for such taxation year which may arise upon distributions of property in connection with the redemption of Trust Units. The Trust Indenture accordingly provides that income of the Trust which is required to satisfy any tax liability on the part of the Trust shall not be payable to Unitholders.

For purposes of the Tax Act, the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its income for the year otherwise determined. As a result of such deduction from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, subject to the qualifications and assumptions discussed under the heading "Canadian Federal Income Tax Considerations", the Debentures and Trust Units will, on the date of closing, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (other than, with respect to the Debentures, a trust governed by a deferred profit sharing plan to which contributions are made by Advantage or a corporation with which Advantage does not deal at arm's length within the meaning of the Tax Act) and registered education savings plans under the Tax Act as in effect on the date hereof. The Manager has advised Counsel that the cost amount of foreign property of the Trust, if any, will be less than 30% of the cost amount of all property of the Trust and accordingly the Debentures and Trust Units will not constitute foreign property for such plans.

In the opinion of Counsel, based on the legislation in effect on the date hereof, the provisions of:

Insurance Companies Act (Canada);
Trust and Loan Companies Act (Canada);
Cooperative Credit Associations Act (Canada);
Pension Benefits Standards Act, 1985 (Canada);
Loan and Trust Corporations Act (Alberta);
Employment Pension Plans Act (Alberta);
Financial Institutions Act (British Columbia);
The Pension Benefits Act, 1992 (Saskatchewan);
The Insurance Act (Manitoba);
The Trustee Act (Manitoba);
The Pension Benefits Act (Manitoba);
Pension Benefits Act (Ontario);
Loan and Trust Corporations Act (Ontario);
an Act respecting insurance (Québec)
(in respect of insurers other than guarantee fund corporations);
an Act respecting trust companies and savings companies (Québec)
(for a trust company investing its own funds and deposits it receives and a savings company investing its funds); and
Supplemental Pension Plans Act (Québec);

would not preclude, subject to compliance with prudent investment standards or criteria, or, if applicable, investment policies, procedures or goals which have been filed, where required, with the appropriate regulatory authorities and the general investment provisions of such statutes, an investment in the Debentures by companies, corporations, pension plans or persons registered thereunder or governed thereby.

RISK FACTORS

There are certain risks inherent in an investment in the Debentures and the Trust Units and in the activities of Advantage, including the risk factors specifically enumerated in the section entitled "Risk Factors" beginning at page 42 of Advantage's AIF, which is incorporated herein by reference, and those set forth below. In particular, general economic conditions, competition and the volatility of interest rates may have an impact on distributable income of Advantage. Advantage is also subject to risks associated with debt financing, including the risk that any indebtedness may not be able to be refinanced or that the terms of such refinancing may not be as favourable as the terms of the existing indebtedness. In addition, Advantage's results of operations may be negatively affected by downturns or prolonged adverse conditions in the oil and gas industry.

Trading Market for Debentures

The Debentures comprise a new issue of securities of Advantage for which there is currently no public market. If the Debentures are traded after their initial issuance, they may trade at a discount from their initial public offering price depending on prevailing interest rates, the market for similar securities, the performance of Advantage and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

Prior Ranking Indebtedness; Absence of Covenant Protection

The Debentures will be subordinate to all Senior Indebtedness and to any indebtedness of creditors of Advantage. The Debentures will also be effectively subordinate to claims of creditors of Advantage's subsidiaries except to the extent Advantage is a creditor of such subsidiaries ranking at least pari passu with such other creditors.

The Indenture will not limit the ability of Advantage to incur additional debt or liabilities (including Senior Indebtedness) or to make distributions. The Indenture does not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving Advantage. However, the Trust Indenture of Advantage, among other things, restricts its level of indebtedness, provides operating investment guidelines, mandates the making of distributions and specifies the nature of its business.

Risks Inherent in the Proposed Acquisition of Best Pacific

The acquisition of Best Pacific is subject to normal commercial risks that the Minimum Condition and other conditions to the completion of the Offer may not be satisfied.

In addition, in the event that the Acquisition is not completed, the issuance of Debentures pursuant to the Offering will be dilutive of future cash distributions.

RELATIONSHIP AMONG THE TRUST, AOG AND CERTAIN UNDERWRITERS

Scotia Capital Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc., three of the Underwriters, are indirect wholly-owned subsidiaries of three of the lenders of AOG pursuant to the Credit Facilities. Accordingly, the Trust may be considered a connected issuer of Scotia Capital Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc. under applicable securities laws. As at June 30, 2002, approximately $93.8 million was outstanding under the Credit Facilities. See "Consolidated Capitalization of the Trust".

A portion of the net proceeds of the Offering received by the Trust will be used to repay Best Pacific's indebtedness to its principal lender, which is the parent company of National Bank Financial Inc. In addition, in the event that the acquisition of Best Pacific is not completed, the total net proceeds of the Offering will be used by the Trust to reduce outstanding indebtedness under the Credit Facilities. AOG is in compliance with all material terms of the agreement governing the Credit Facilities and none of the lenders under the Credit Facilities have waived any breach by AOG of that agreement since its execution. Neither the financial position of the Trust and AOG nor the value of the security under the Credit Facilities has changed substantially since the indebtedness under the Credit Facilities was incurred.

The decision to distribute the Debentures offered and the determination of the terms of the distribution were made through negotiations primarily between the Manager and AOG, on behalf of the Trust, and Scotia Capital Inc., on its own behalf and on behalf of the remaining Underwriters. The lenders under the Credit Facilities did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this issuance, Scotia Capital Inc., National Bank Financial Inc. and BMO Nesbitt Burns Inc. will receive their respective share of the Underwriters' fee.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

KPMG LLP, Chartered Accountants, 1200, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9, have been the auditors of the Trust since July 25, 2002.

The transfer agent and registrar for the Trust Units and Debentures is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

GASCAN ASSETS SCHEDULE OF REVENUE AND OPERATING EXPENSE

Year Ended December 31, 2001

AUDITORS' REPORT

To the Directors of
Advantage Oil & Gas Ltd. (formerly Search Energy Corp.)

We have audited the schedule of revenue and operating expenses for the year ended December 31, 2001 of the oil and gas properties (the "**Gascan Assets**") purchased by Search Energy Corp. under an agreement dated November 28, 2001 which closed on January 4, 2002. This financial information is the responsibility of the vendor of the Gascan Assets. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenue and operating expenses presents fairly, in all material respects, the revenue and operating expenses of the Gascan Assets for the year ended December 31, 2001 in accordance with the basis of presentation and accounting disclosed in notes 1 and 2.

Calgary, Canada
October 1, 2002

"•"
Chartered Accountants

Schedule of Revenue and Operating Expenses Associated with the Gascan Assets Acquired by Search Energy Corp. (now Advantage Oil & Gas Ltd.)
($ thousands)

	Year ended December 31, 2001
Oil and natural gas sales	$24,240
Royalties	(5,126)
	19,114
Operating Expenses	(4,023)
Excess of revenue over operating expenses	$15,091

See accompanying notes to the Schedule of Revenue and Operating Expenses

Notes to Schedule of Revenue and Operating Expenses associated with the Gascan Assets acquired by Search Energy Corp. (now Advantage Oil & Gas Ltd.)

Year Ended December 31, 2001

1. Basis of Presentation

On November 28, 2001 Search Energy Corp. ("**Search**") (now Advantage Oil & Gas Ltd.) entered into a Share Purchase Agreement to purchase all of the issued and outstanding shares of 960110 Alberta Ltd. which, as of the closing date of the acquisition was the owner of the Gascan Assets. The acquisition closed on January 4, 2002.

The Schedule of Revenue and Operating Expenses includes only the revenues, royalties and operating expenses of the Gascan Assets acquired by Search. The Schedule of Revenue and Operating Expenses does not include costs not directly associated with the production of oil and natural gas. Specifically, general and administrative costs, income and capital taxes, Alberta Royalty Credit, depletion and amortization costs and site restoration costs have been excluded.

2. Significant Accounting Policies

(a) Revenue recognition:

Oil and natural gas sales are recognized at the time of production.

(b) Operating expenses:

Operating costs include all costs related to the lifting, gathering and processing of oil and natural gas.

(c) Joint venture operations:

A portion of the revenues and expenses from the Gascan Assets acquired are from joint venture operations with other entities and accordingly, this financial information reflects only the proportionate interest in the revenue and expenses from the Gascan Assets.

TRUST PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Compilation Report

To the Directors of
Advantage Oil & Gas Ltd. (formerly Search Energy Corp.)

We have reviewed, as to compilation only, the accompanying pro forma consolidated statement of operations for the year ended December 31, 2001 prepared for inclusion in this short form prospectus dated October •, 2002 related to the sale and issue of 55,000 10% convertible unsecured subordinated debentures due November 1, 2007. In our opinion, the pro forma consolidated statement of operations has been properly compiled to give effect to the proposed transaction and assumptions described in the notes thereto.

Calgary, Canada
October •, 2002

"•"
Chartered Accountants

ADVANTAGE ENERGY INCOME FUND
PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS
(unaudited)
($ thousands)

	Gascan Assets Year ended December 31, 2001	Due West Seven months ended July 31, 2001	Search January 1 to May 23, 2001	Advantage May 24 to December 31, 2001	Pro Forma Adjustments		Pro Forma
Revenue							
Petroleum and natural gas sales	$24,240	$17,228	$43,609	$38,595			$123,672
Royalties, net of ARC	(5,126)	(2,702)	(9,293)	(5,899)	(12)	(note 3a)	(23,032)
	19,114	14,526	34,316	32,696	(12)		100,640
Expenses							
Operating	4,023	2,088	4,836	7,905			18,852
General and administrative	-	8,195	6,231	1,691	(6,801)	(note 3f)	9,316
Management fee	-	-	-	372			372
Interest	-	286	880	1,882	4,416	(note 2a)	8,189
					725	(note 3b)	
Depletion, depreciation and site restoration	-	2,100	9,383	18,255	401	(note 2b)	34,368
					4,228	(note 3c)	
	4,023	12,669	21,330	30,105	2,970		71,097
Income before taxes	15,091	1,857	12,986	2,591	(2,982)		29,543
Taxes							
Current income taxes	-	112	3,212	504	241	(note 2c)	4,189
					120	(note 3d)	
Future income taxes (recovery)	-	790	3,526	(7,480)	4,418	(note 2d)	(876)
					(2,130)	(note 3e)	
	-	902	6,738	(6,976)	2,649		3,313
Net income	$15,091	$955	$6,248	$9,567	$(5,631)		$26,230
Net income per trust unit Basic and fully diluted							$0.97

see accompanying notes to the unaudited pro forma consolidated financial statements

ADVANTAGE ENERGY INCOME FUND

Notes to Pro Forma Consolidated Statement of Operations

As at and for the year ending December 31, 2001

(unaudited)

1. **Basis of Presentation**

On November 28, 2001 Search Energy Corp. ("**Search**") (now Advantage Oil & Gas Ltd.) entered into a Share Purchase agreement to purchase all of the issued and outstanding shares of 960110 Alberta Ltd. which, as of the closing date of the acquisition was the owner of the Gascan Assets. The acquisition closed on January 4, 2002.

The accompanying unaudited pro forma consolidated statement of operations has been prepared by management from the audited schedule of revenue and operating expenses for the Gascan Assets for the year ended December 31, 2001, the unaudited statement of operations for Due West Resources Inc. ("**Due West**") for the seven months ended July 31, 2001, the unaudited statement of operations of Search for the period from January 1 to May 23, 2001 and the audited statement of operations of Advantage from May 24 to December 31, 2001. In the opinion of management these pro forma consolidated financial statements include all adjustments necessary for fair presentation.

The pro forma consolidated statement of operations gives effect to the transactions described in Notes 2 and 3 as if they had occurred on January 1, 2001.

This pro forma consolidated statement of operations may not be indicative either of the results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the pro forma statement of operations are consistent with those used in the audited financial statements of Advantage prepared for the year ended December 31, 2001. This financial information should be read in conjunction with Advantage's audited financial statements for that year.

2. **Basis of Presentation – Acquisition of Gascan Assets**

Under the terms of the agreement, Search acquired all of the issued and outstanding shares of 960110 Alberta Ltd. which, as of the closing date of the acquisition was the owner of the Gascan Assets, for total cash consideration of $70,674,000. The acquisition was accounted for as a purchase.

(a) Interest expense of $4,416,000 has been calculated by applying applicable bank interest rates averaging 6.4% for the period to the increase of $69,000,000 in the bank loan with respect to the purchase price.

(b) Depletion and depreciation has been increased by $401,000 to reflect depletion and depreciation of the purchase price allocated to property and equipment.

(c) Current taxes has been increased by $241,000 to reflect additional large corporations tax.

(d) Future income tax expense has been increased by $4,418,000 to tax effect the pro forma income statement adjustments and the year ended December 31, 2001 income from the Gascan Assets.

3. **Basis of Presentation – Due West Resources Inc.**

On July 26, 2001 Advantage acquired all of the issued and outstanding common shares of Due West for total cash consideration of $60,027,000. The acquisition was accounted for as a purchase.

(a) Alberta Royalty Credit has been reduced by $12,000 to reflect the requirement of Advantage to share the maximum annual limit with its subsidiaries.

(b) Interest expense of $725,000 has been calculated by applying applicable bank interest rates averaging 6.4% for the period to the increase of $19,401,500 in the bank loan (net of proceeds of $40,262,500 related to the issuance of trust units in October 2001) with respect to the purchase price.

(c) Depletion and depreciation has been increased by $4,228,000 to reflect depletion and depreciation of the purchase price allocated to property and equipment.

(d) Current taxes have been increased by $120,000 to reflect additional large corporation tax.

(e) Future income tax expense has been reduced by $2,130,000 to tax effect the pro forma income statement adjustments.

(f) General and administrative costs of $6,801,000 have been capitalized as part of the purchase price.

CERTIFICATE OF THE TRUST

Dated: October 1, 2002

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

ADVANTAGE ENERGY INCOME FUND
BY: ADVANTAGE OIL & GAS LTD.

(signed) Kelly I. Drader
President and Chief Executive Officer

(signed) Jeffrey P. Jongmans
Vice-President, Finance and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Lamont C. Tolley
Director

(signed) Rodger A. Tourigny
Director

PROMOTER

ADVANTAGE INVESTMENT MANAGEMENT LTD.

By: (signed) Kelly I. Drader
President

CERTIFICATE OF THE UNDERWRITERS

Dated: October 1, 2002

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

By: (signed) Eric McFadden

BMO NESBITT BURNS INC.	**CIBC WORLD MARKETS INC.**	**NATIONAL BANK FINANCIAL INC.**
By: (signed) David M. Vetters	By: (signed) T. Timothy Kitchen	By: (signed) Robert B. Wonnacott

RAYMOND JAMES LTD.	**TD SECURITIES INC.**
By: (signed) David McGorman	By: (signed) Drew E. MacIntyre

43

UNDERWRITING AGREEMENT

September 30, 2002

Advantage Energy Income Fund
Advantage Oil & Gas Ltd.
Advantage Investment Management Ltd.
700, 400 - 5th Street S.W.
Calgary, Alberta T2P 0L6

Attention: Kelly I. Drader, President and Chief Executive Officer

Dear Sir:

Re: Offering of 10.00% Convertible Unsecured Subordinated Debentures of Advantage Energy Income Fund

Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., Raymond James Ltd. and TD Securities Inc. (the "**Underwriters**") understand that Advantage Energy Income Fund (the "**Trust**" or "**Advantage**") proposes to issue and sell 55,000 convertible unsecured subordinated debentures of the Trust (the "**Debentures**") with a face value of $1,000 principal amount per Debenture, a coupon of 10.00% per annum, payable semi-annually on May 1 and November 1 of each year commencing May 1, 2003, and a maturity date of November 1, 2007 (the "**Maturity Date**"). The Debentures are convertible into trust units ("Trust Units") of the Trust at a conversion price of $13.30 per Trust Unit plus accrued interest at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, subject to adjustments in certain circumstances, and shall otherwise have such attributes as are described in the Prospectus (as defined below).

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly agree to purchase the Debentures from the Trust at the Closing Time in the respective percentages set forth in paragraph 19 hereof, and the Trust hereby agrees to issue and sell to the Underwriters at the Closing Time all but not less than all, of the Debentures for an aggregate purchase price of $55,000,000.

1. Definitions

In this agreement:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), S.A. 1981, c. B-15, as amended, including the regulations promulgated thereunder;

(b) "**Acquisition Agreement**" means the acquisition agreement dated September 27, 2002 between the Trust and Best Pacific;

(c) "**Advantage Oil & Gas**" means Advantage Oil & Gas Ltd., formerly named Search Energy Corp., a corporation amalgamated pursuant to the ABCA;

(d) "**Advantage Oil & Gas Financial Statements**" means the audited financial statements of Advantage Oil & Gas as at and for the years ended December 31, 1999 and 2000, together with the notes thereto and auditors' report thereon;

(e) "**AIF**" means the renewal annual information form of the Trust dated May 16, 2002;

(f) "**Applicable Securities Laws**" means all applicable Canadian securities, corporate and other laws, rules, regulations, notices and policies in the Qualifying Provinces;

(g) "**ASC**" means the Alberta Securities Commission;

(h) "**Best Pacific**" means Best Pacific Resources Ltd.;

(i) "**Business Day**" means a day which is not a Saturday or a Sunday or a legal holiday in the City of Calgary, Alberta;

(j) "**Closing Date**" means October 18, 2002 or such other date as the Underwriters and the Trust may agree;

(k) "**Closing Time**" means 6:45 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Trust may agree;

(l) "**distribution**" means "**distribution**" or "**distribution to the public**", as the case may be, as defined under the Applicable Securities Laws and "**distribute**" has a corresponding meaning;

(m) "**Debenture Trust Indenture**" means the trust indenture to be dated on or before the Closing Date between the Trust and Computershare Trust Company of Canada or another nationally recognized trust company acceptable to the Underwriters, governing the terms and conditions of the Debentures;

(n) "**Documents**" means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i) the AIF;

(ii) the audited consolidated financial statements of the Trust for the period from May 24, 2001 to December 31, 2001 together with the notes thereto and the auditor's report thereon;

(iii) the audited consolidated financial statements of Search Energy Corp. as at and for the years ended December 31, 1999 and 2000 together with the notes thereto and the auditors' report thereon;

(iv) the unaudited consolidated financial statements of Search Energy Corp. and management's discussion and analysis of the financial condition and

operations of Search Energy Corp. as at and for the three months ended March 31, 2001.

(v) the information circular – proxy statement of the Trust dated May 16, 2002 relating to the annual and special meeting of holders of Trust Units held on June 25, 2002 (excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance");

(vi) the Due West Resources Inc. Financial Statements from the Trust's short form prospectus dated September 27, 2001;

(vii) the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust as at and for the three month and six month periods ended June 30, 2002; and

(viii) the material change report of Advantage dated January 29, 2002 relating to the closing of the January 2002 public offering of Trust Units.

(o) "**Due West**" means Due West Resources Inc., a corporation which existed under the ABCA which was acquired by Advantage Oil & Gas on July 26, 2001 and amalgamated with Advantage Oil & Gas on August 1, 2001;

(p) "**Due West's auditors**" means PricewaterhouseCoopers LLP, chartered accountants, Calgary, Alberta;

(q) "**Due West Financial Statements**" means:

(i) the audited consolidated financial statements of Due West as at and for the years ended September 30, 1999 and 2000 together with the notes thereto and the auditors report thereon, and

(ii) the unaudited consolidated financial statements of Due West as at and for the nine months ended June 30, 2001;

(r) "**Exchange**" means the TSX Inc., formerly Toronto Stock Exchange;

(s) "**Gascan**" means Gascan Resources Ltd.;

(t) "**Gascan Assets**" means all of the PNG Assets (as defined in the Share Purchase Agreement);

(u) "**Gascan auditors**" means KPMG LLP, chartered accountants, Calgary, Alberta;

(v) "**Gascan Financials**" means the schedule of revenue and operating expenses of the Gascan Assets for the year ended December 31, 2001;

(w) "**Management Agreement**" means the management advisory and administration agreement dated May 24, 2001, among 925212 Alberta Ltd., ManagementCo and the Trustee on behalf of the Trust;

(x) "**ManagementCo**" or the "**Manager**" means Advantage Investment Management Ltd., a corporation incorporated under the ABCA;

(y) "**Material Agreements**" means, collectively, the Trust Indenture, Shareholder Agreement, Management Agreement, Note Indenture and the Royalty Agreement;

(z) "**misrepresentation**", "**material change**" and "**material fact**" shall have the meanings ascribed thereto under the Applicable Securities Laws;

(aa) "**MRRS Procedures**" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System;

(bb) "**NI 44-101**" means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

(cc) "**Note Indenture**" means the note indenture providing for the issuance of the Notes dated May 24, 2001 and made between 925212 Alberta Ltd. and Montreal Trust Company of Canada, as trustee, as amended by the First Supplemental Note Indenture dated December 18, 2001 between Advantage Oil & Gas and Computershare Trust Company of Canada;

(dd) "**Notes**" means the 14% unsecured promissory notes of Advantage Oil & Gas;

(ee) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Trust to be dated October 1, 2002 and any amendments thereto, in respect of the distribution of the Debentures, in the English and French languages, including the documents incorporated by reference therein;

(ff) "**Prospectus**" means the (final) short form prospectus of the Trust and any amendments thereto, in respect of the distribution of the Debentures, in the English and French languages, including the documents incorporated by reference therein;

(gg) "**Prospectus Amendment**" means any amendment to either the Preliminary Prospectus or Prospectus, in the English and French languages;

(hh) "**Prospectuses**" means, collectively, the Preliminary Prospectus and the Prospectus;

(ii) "**Public Record**" means all information filed by or on behalf of the Trust and Advantage Oil & Gas with the Securities Commissions, including without limitation, the Documents, the Trust Financial Statements, the Advantage Oil & Gas Financial Statements, the Prospectuses, any Supplementary Material and any

other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(jj) "**Qualifying Provinces**" means each of the provinces of Canada;

(kk) "**Royalty**" means the 95% interest in Advantage Oil & Gas' Petroleum Substances (as defined in the Royalty Agreement) within, upon or under certain of its Oil and Natural Gas Properties (as defined in the Royalty Agreement) granted pursuant to the Royalty Agreement;

(ll) "**Royalty Agreement**" means the royalty agreement entered into between Advantage Oil & Gas and the Trust dated as of May 24, 2001 which provides for the creation of the Royalty;

(mm) "**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(nn) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Debentures pursuant to this agreement;

(oo) "**Shareholder Agreement**" means the shareholder agreement entered into as of May 24, 2001 between Advantage Oil & Gas and the Trustee, as trustee for and on behalf of the Trust;

(pp) "**Sproule**" means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta;

(qq) "**Sproule Advantage Report**" means the independent engineering evaluation of Advantage's oil, natural gas liquids and natural gas interests (other than the Gascan Assets) prepared by Sproule dated April 10, 2002 and effective January 1, 2002;

(rr) "**Sproule Gascan Report**" means the independent engineering evaluation of Advantage's oil, natural gas liquids and natural gas interests acquired by Advantage from Gascan pursuant to the acquisition of the Gascan Assets prepared by Sproule dated April 10, 2002 and effective January 1, 2002;

(ss) "**Sproule Reports**" means, collectively, (i) the Sproule Advantage Report, (ii) the Sproule Gascan Report, and (iii) the pro forma summary of the Sproule Advantage Report and the Sproule Gascan Report prepared by Sproule effective January 1, 2002;

(tt) "**subsidiary**" has the meaning assigned thereto in the ABCA;

(uu) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return,

report, application, statement or document which may be filed by or on behalf of the Trust under the Applicable Securities Laws;

(vv) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

(ww) "**Trust Assets**" means, collectively, the Royalty, the Notes, the Subsequent Investments, the Permitted Investments and cash;

(xx) "**Trust Financial Statements**" means, collectively:

(i) the audited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the period from May 24, 2001 to December 31, 2002 together with the notes thereto and auditors report thereon; and

(ii) the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the three months and six months ended June 30, 2002;

(yy) "**Trust Indenture**" means the trust indenture dated as of April 17, 2001 as supplemented May 22, 2001 between the Trustee, Advantage Oil & Gas and 687371 Alberta Ltd. as settlor as amended and restated June 25, 2002;

(zz) "**Trust Units**" means units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust;

(aaa) "**Trust's auditors**" means KPMG LLP, chartered accountants, Calgary, Alberta;

(bbb) "**Trust's former auditors**" means Ernst &Young LLP, chartered accountants, Calgary, Alberta;

(ccc) "**Trust's counsel**" means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Trust, with the consent of the Underwriters, may appoint;

(ddd) "**Trustee**" means Computershare Trust Company of Canada, as trustee of the Trust; and

(eee) "**Underwriters' counsel**" means Macleod Dixon LLP or such other legal counsel as the Underwriters, with the consent of the Trust, may appoint.

Unless otherwise defined herein capitalized terms shall have the meanings ascribed thereto in the AIF.

2. Underwriting Fee

In consideration for their services in underwriting the distribution of and purchasing the Debentures, the Trust agrees to pay the Underwriters at the Closing Time a fee of $40.00 per

Debenture for each Debenture purchased (being an aggregate amount of $2,200,000), all such fees being payable from the general funds of the Trust.

The foregoing fees (the "**Underwriting Fee**") may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Debentures and withheld for the account of the Underwriters. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided. However, in the event that Canada Customs and Revenue Agency determines that Goods and Services Tax provided for in the *Excise Tax Act* (Canada) is exigible on the Underwriting Fee, the Trust agrees to pay the amount of Goods and Services Tax forthwith upon the request of the Underwriters. The Trust also agrees to pay the Underwriters' expenses incurred in connection with this underwriting as set forth in paragraph 11 hereof.

3. Qualification for Sale

(a) The Trust represents and warrants to the Underwriters that it is eligible to use the prompt offering qualification system described in NI 44-101 and the simplified prospectus rules of the *Securities Act* (Québec) for the distribution of the Debentures.

(b) The Trust shall:

(i) not later than 5:00 p.m. (Calgary time) on October 2, 2002, have prepared and filed the Preliminary Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator;

(ii) have obtained a preliminary MRRS decision document from the ASC dated not later than October 2, 2002, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province;

(iii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, but not later than October 9, 2002 (or such later date as may be agreed to in writing by the Trust, Advantage Oil & Gas, ManagementCo and the Underwriters), have:

(A) prepared and filed the Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions; and

(B) obtained a final MRRS decision document from the ASC, evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

and otherwise fulfilled all requirements of Applicable Securities Laws to enable the Debentures to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province; and

(iv) until the completion of the distribution of the Debentures, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Debentures for distribution or, in the event that the Debentures have, for any reason, ceased to so qualify, to again qualify the Debentures for distribution.

(c) Prior to the filing of the Prospectuses and, during the period of distribution of the Debentures, prior to the filing with any Securities Commissions of any Supplementary Material, the Trust shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents and to have reviewed any documents incorporated by reference therein.

(d) During the period from the date hereof until completion of the distribution of the Debentures, the Trust shall allow the Underwriters to conduct all due diligence (including, without limitation, in respect of the acquisition of Best Pacific) which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material.

(e) The Trust shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Debentures for distribution to the public in the Qualifying Provinces.

4. Delivery of Prospectus and Related Documents

The Trust shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) Prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus, each in the English and French languages, signed as required by the Applicable Securities Laws of the Qualifying Provinces; and

(ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

as soon as they are available and in any event, not later than one Business Day following the filing with the Securities Commissions of the Preliminary Prospectus or the Prospectus;

(b) As soon as they are available, copies of any Supplementary Material, in the English and French languages, as required, signed as required by the Applicable Securities Laws of the Qualifying Provinces and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) Prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from each of the Trust's auditors, the Trust's former auditors, Due West's auditors and Gascan's auditors dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Trust and Advantage Oil & Gas, Due West or Gascan as applicable, and have found such information and percentages to be in agreement, which comfort letter shall be based on the respective auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

(d) At the respective times of delivery to the Underwriters of the Preliminary Prospectus and the Prospectus, the Trust shall deliver to the Underwriters:

(i) an opinion of local counsel in Québec, addressed to the Underwriters and the Underwriters' counsel and dated at the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that, except for information in the Preliminary Prospectus or Prospectus, as applicable, translated by the Trust's auditors, the Trust's former auditors, Due West's auditors or Gascan's auditors, the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein; and

(ii) a letter from each of the Trust's auditors, the Trust's former auditors, Due West's auditors and Gascan's auditors addressed to the Underwriters and the Underwriters' counsel and dated the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in subparagraph (d)(i) in the French language

version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the information contained in the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein.

Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance reasonably satisfactory to the Underwriters and the Underwriters' counsel.

Such deliveries shall also constitute the Trust's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses, and any Supplementary Material in connection with the offering and sale of the Debentures.

5. Commercial Copies

(a) The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material (both English and French versions) in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Trust or the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents; and

(b) The Trust shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, Prospectus or any Supplementary Materials as the Underwriters may reasonably request.

6. Material Change

(a) During the period of distribution of the Debentures, the Trust, Advantage Oil & Gas and ManagementCo will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated or threatened) in or affecting the business, operations, capital, condition (financial or otherwise) of the Trust, Advantage Oil & Gas or their respective properties, assets, liabilities (contingent or otherwise), operations, revenue or subsidiaries, or affecting the ability of ManagementCo to manage the Trust and Advantage Oil & Gas;

(ii) any change in any material fact contained or referred to in the Prospectus or any Supplementary Material; and

(iii) the occurrence of a material fact or event, which, in any such case, is, or may be, of such a nature as to:

(A) render the Preliminary Prospectus, Prospectus or any Supplementary Material untrue, false or misleading in a material respect;

(B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

(C) result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with Applicable Securities Laws,

provided that if the Trust, Advantage Oil & Gas or ManagementCo is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Trust, Advantage Oil & Gas, or ManagementCo as the case may be, shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature;

(b) During the period of distribution of the Debentures, the Trust, Advantage Oil & Gas and ManagementCo will promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission or similar regulatory authority, the Exchange or by any other competent authority of any order to cease or suspend trading of any securities of the Trust or Advantage Oil & Gas or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Trust, Advantage Oil & Gas or ManagementCo of any material communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Debentures;

(c) The Trust, Advantage Oil & Gas and ManagementCo will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in paragraphs 6(a) or (b) above and

the Trust, Advantage Oil & Gas and ManagementCo will prepare and file promptly at the Underwriters' reasonable request any amendment to the Preliminary Prospectus, the Prospectus or Supplementary Material as may be required under Applicable Securities Laws; provided that the Trust, Advantage Oil & Gas and ManagementCo shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material in the English and French languages as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in paragraph 4 above;

(d) During the period of distribution of the Debentures, the Trust will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statement of the Trust or Advantage Oil & Gas;

(ii) any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(iii) any press release of the Trust;

(e) In the event the Trust, Advantage Oil & Gas or ManagementCo becomes aware, in any manner, of any material change in respect of Best Pacific, or of any change or breach of any material representation or warranty provided by Best Pacific in the Acquisition Agreement which change, in either case, is or may be of such a nature as to render any such representation or warranty misleading or untrue in any material respect, the Trust shall promptly notify the Underwriters of such change; and

(f) In the event the Trust or Best Pacific determines to terminate the Acquisition Agreement, the Trust shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to such determination to terminate such agreement.

7. Representations and Warranties of the Trust and Advantage Oil & Gas

(a) Each delivery of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment pursuant to paragraph 4 above shall constitute a joint and several

representation and warranty to the Underwriters by each of the Trust and Advantage Oil & Gas (and each of the Trust and Advantage Oil & Gas hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(i) all of the information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in the Preliminary Prospectus, Prospectus or the Prospectus Amendment, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) constitute full, true and plain disclosure of all material facts relating to the Trust, Advantage Oil & Gas, ManagementCo and the Debentures;

(ii) the Preliminary Prospectus, Prospectus and Prospectus Amendment, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws of the Qualifying Provinces, including without limitation NI 44-101 and the simplified prospectus rules of the *Securities Act* (Québec); and

(iii) except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment to the time of delivery thereof, in the affairs, operations, assets, liabilities (contingent or otherwise), or ownership of the Trust, Advantage Oil & Gas or, to the extent (if any) to which it affects the ability of the Manager to manage the Trust, the Manager.

(b) In addition to the representations and warranties contained in clause 7(a) hereof, each of the Trust and Advantage Oil & Gas jointly and severally represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

(i) the Trust has been properly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta and has all requisite trust authority and power to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party and to own and

administer its properties and assets including, without limitation, the Trust Assets;

(ii) each of Advantage Oil & Gas and ManagementCo have been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements and the Acquisition Agreement to which it is a party;

(iii) each of Advantage Oil & Gas and ManagementCo is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business and the Trust is qualified to carry on its activities including, without limitation, owning the Trust Assets in each jurisdiction where it carries on such activities;

(iv) neither the Trust nor Advantage Oil & Gas has any subsidiaries (as defined in the ABCA) and neither the Trust nor Advantage Oil & Gas is "affiliated" with or a "holding corporation" of any body corporate (within the meaning of those terms in the ABCA);

(v) the Trust is a "unit trust" and a "mutual fund trust" under the Tax Act and the Trust shall at all times conduct its affairs so as to continue to qualify as a "unit trust" and a "mutual fund trust", including by limiting its activities to investing the property of the Trust in the Trust Assets and other property in which a "mutual fund trust" is permitted by the Tax Act to invest, and will not carry on any other business;

(vi) all of the issued and outstanding shares in the capital of Advantage Oil & Gas are fully paid and non-assessable and legally and beneficially owned by the Trust free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person holds any securities convertible into or exchangeable for issued or unissued shares of Advantage Oil & Gas or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued or issued securities of Advantage Oil & Gas;

(vii) the Trust has full power and authority to issue the Debentures and the Trust Units issuable on the conversion or redemption of the Debentures and, at the Closing Date (a) the Debentures will be duly and validly authorized, allotted and reserved for issuance and, upon receipt of the purchase price therefor, will be duly and validly issued as fully paid and non-assessable debentures (b) the Trust Units issuable on the conversion or redemption of the Debentures will be duly and validly authorized,

allotted and reserved for issuance, and upon the issuance of the Trust Units issuable on the conversion or redemption of the Debentures in accordance with the terms of the Debenture Trust Indenture, such Trust Units will be duly and validly issued as fully paid and non-assessable;

(viii) none of the Trust, Advantage Oil & Gas and ManagementCo is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement or the Debenture Trust Indenture by the Trust, Advantage Oil & Gas and ManagementCo or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, the Trust Indenture, any term or provision of the articles, by-laws or resolutions of the Trust, Advantage Oil & Gas or ManagementCo, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement to which the Trust, Advantage Oil & Gas or ManagementCo is a party or by which any of the Trust, Advantage Oil & Gas or ManagementCo is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Trust, Advantage Oil & Gas or ManagementCo, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, ownership or condition (financial or otherwise) of the Trust, Advantage Oil & Gas or their respective properties or assets;

(ix) each of the Trust, Advantage Oil & Gas and ManagementCo has full trust or corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by the Trust, Advantage Oil & Gas and ManagementCo and this agreement is a legal, valid and binding obligation of the Trust, Advantage Oil & Gas and ManagementCo enforceable against the Trust, Advantage Oil & Gas and ManagementCo in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 13(a)(v);

(x) the Trust has full trust power and authority to enter into the Debenture Trust Indenture and to perform its obligations set out therein and the Debenture Trust Indenture has been duly authorized and on or before the Closing Time will be executed and delivered by the Trust and the Debenture Trust Indenture, when so executed and delivered, will be a legal, valid and binding obligation of the Trust enforceable against the Trust in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 13(a)(vi);

(xi) there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust and Advantage Oil & Gas from the position set forth in the Trust Financial Statements except as contemplated by the Prospectuses and there has not been any adverse material change in the business, operations, capital or condition (financial or otherwise) or results of the operations of the Trust or Advantage Oil & Gas since June 30, 2002 except as disclosed in the Prospectuses; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Trust, Advantage Oil & Gas or ManagementCo which have not been disclosed in the Prospectuses;

(xii) the Trust Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust and Advantage Oil & Gas as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust and Advantage Oil & Gas as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xiii) the Advantage Oil & Gas Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Advantage Oil & Gas as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Advantage Oil & Gas as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xiv) to the knowledge of the Trust, Advantage Oil & Gas and ManagementCo the Due West Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Due West as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Due West as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada;

(xv) to the knowledge of the Trust, Advantage Oil & Gas and ManagementCo, the Gascan Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the revenues, royalties and operating expenses and the other information purported to be shown therein of Gascan as at the date thereof and for the period then ended;

(xvi) the pro forma financial statements, including the notes thereto, of the Trust contained in the Prospectuses have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Trust, Due West, the Gascan Assets and Advantage Oil & Gas, and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements, accurately reflect such assumptions;

(xvii) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust in connection with the sale and delivery of the Debentures or the Trust Units issuable upon the conversion or redemption of the Debentures hereunder, except such as may be required by the Exchange or under the Applicable Securities Laws;

(xviii) there are no actions, suits, proceedings or inquiries pending or (as far as the Trust or Advantage Oil & Gas are aware) threatened against or affecting the Trust, Advantage Oil & Gas, Best Pacific or ManagementCo at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations or condition (financial or otherwise) of the Trust, Advantage Oil & Gas, Best Pacific or ManagementCo or their respective properties and assets or which affects or may affect the distribution of the Debentures or the Trust Units issuable upon conversion or redemption of the Debentures;

(xix) each of the Trust, Advantage Oil & Gas and ManagementCo and to the best of the Trust's and Advantage Oil & Gas' knowledge, Best Pacific, has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses;

(xx) each of the Material Agreements and the Acquisition Agreement is properly described as to parties, dates and as to amendments thereto, each of such agreements is a legal, valid and binding obligation of the Trust, Advantage Oil & Gas and Management, as the case may be, enforceable against such parties in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 13(a)(v) and each of the Trust, Advantage Oil & Gas and ManagementCo, as applicable, are in compliance with the terms of such Material Agreements and the Acquisition Agreement and neither the Trust or Advantage Oil & Gas is aware of any default or breach of a material nature under any of such Material Agreements or the Acquisition Agreement by any other party thereto;

(xxi) the information and statements set forth in the Public Record to the extent incorporated by reference in the Prospectuses were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statements;

(xxii) the authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units of which 27,098,782 Trust Units and no Special Voting Units are issued and outstanding;

(xxiii) no person holds any securities convertible or exchangeable into Trust Units or Special Voting Units or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued Trust Units or Special Voting Units or other securities of the Trust;

(xxiv) no Securities Commission, the Exchange nor any similar regulatory authority has issued any order preventing or suspending trading in any securities of the Trust and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as the Trust or Advantage Oil & Gas are aware) threatened;

(xxv) Computershare Trust Company of Canada at its principal offices in the cities of Calgary, Alberta and Toronto, Ontario, is the duly appointed registrar and transfer agent of the Trust with respect to the Trust Units;

(xxvi) Computershare Trust Company of Canada, or another nationally recognized trust company acceptable to the Underwriters, acting reasonably, will on the Closing Date be the duly appointed trustee under the Debenture Trust Indenture, and at its principal office in the cities of Calgary and Toronto will on the Closing Date be the duly appointed registrar and transfer agent of the Trust with respect to the Debentures;

(xxvii) the minute books of the Trust, Advantage Oil & Gas and ManagementCo are true and correct and at the Closing Date will contain the minutes of all meetings and all resolutions of the trustees and of the directors, shareholders and unitholders of the Trust, Advantage Oil & Gas and ManagementCo;

(xxviii) other than as provided for in this agreement, neither the Trust, Advantage Oil & Gas nor ManagementCo has incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(xxix) the issued and outstanding Trust Units are listed and posted for trading on the Exchange and the Debentures and the Trust Units issuable on the conversion or redemption of the Debentures will be listed and posted for trading on the Exchange;

(xxx) the Trust is a "reporting issuer" in the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Québec, Newfoundland and Labrador and Nova Scotia, and within the meaning of the Applicable Securities Laws in such provinces and has the equivalent status in the provinces of Manitoba, Prince Edward Island and New Brunswick and is not in default of any requirement of Applicable Securities Laws;

(xxxi) the definitive form of certificates for the Trust Units is and the definitive form of certificates for the Debentures will on the Closing Date be, in due and proper form under the laws governing the Trust and in compliance with the requirements of the Exchange;

(xxxii) Advantage Oil & Gas has made available to Sproule, prior to the issuance of the Sproule Reports, for the purpose of preparing the Sproule Reports, all information requested by Sproule, which information does not contain any material misrepresentation. Except with respect to changes in the prices of oil and gas as disclosed to the Underwriters, neither the Trust nor Advantage Oil & Gas has any knowledge of a material adverse change in any production, cost, reserves or other relevant information provided to Sproule since the date that such information was so provided. Each of the Trust and Advantage Oil & Gas believes that the Sproule Reports reasonably present the quantity and pre-tax present worth values of the oil and gas reserves associated with the crude oil, natural gas liquids and natural gas properties evaluated in such report as at January 1, 2002 based upon information available at the time such reserves information was prepared, and the Trust and Advantage Oil & Gas believe that at the date of such report it did not overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxxiii) neither the Trust nor Advantage Oil & Gas is aware of any defects, failures or impairments in the title of Advantage Oil & Gas or Best Pacific to the crude oil, natural gas liquids and natural gas properties disclosed in the Prospectuses, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of crude oil, natural gas liquids and natural gas reserves of Advantage Oil & Gas or Best Pacific as disclosed in the Prospectuses; (B) the current production volumes of Advantage Oil & Gas or Best Pacific; or (C) the current cash flow of Advantage Oil & Gas or Best Pacific;

(xxxiv) to the knowledge of the Trust and Advantage Oil & Gas, the Trust has good and marketable title to the Trust Assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, except as described in the Prospectuses;

(xxxv) Advantage Oil & Gas has the necessary power and authority to execute and deliver the Prospectuses on behalf of the Trust and all requisite action has been taken by Advantage Oil & Gas to authorize the execution and delivery by it of the Prospectuses on behalf of the Trust;

(xxxvi) the attributes and characteristics of the Debentures conform in all material respects to the attributes and characteristics thereof described in the Prospectuses;

(xxxvii) with such exceptions as are not material to the Trust and Advantage Oil & Gas (taken as a whole), each of the Trust and Advantage Oil & Gas, and to the knowledge of the Trust and Advantage Oil & Gas, Best Pacific, has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust or Advantage Oil & Gas and to the best of the knowledge, information and belief of the Trust and Advantage Oil & Gas there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust, Advantage Oil & Gas or Best Pacific in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority other than a reassessment for

Alberta Royalty Tax Credit which has been accrued as a liability in the financial statements of Best Pacific but is currently under appeal;

(xxxviii) the representations and warranties of Advantage Oil & Gas in the Acquisition Agreement are true and correct as of the date hereof, except as such would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or Advantage Oil & Gas;

(xxxix) neither the Trust nor Advantage Oil & Gas has any reason to believe that the representations and warranties of Best Pacific in the Acquisition Agreement are not true and correct as of the date hereof or Best Pacific is in breach of any covenants of Best Pacific in the Acquisition Agreement, except, in either case, such as would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or Advantage Oil & Gas; and

(xl) the Trust has sufficient funds to pay to unitholders of record:

(A) on September 30, 2002 the distribution of $0.13 per Trust Unit, such distribution to be paid on October 15, 2002; and

(B) on October 31, 2002 the distribution of $0.18 per Trust Unit, such distribution to be paid on November 15, 2002.

8. Representations and Warranties of ManagementCo

ManagementCo represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

(a) ManagementCo has been duly incorporated and organized and is valid and subsisting under the laws of the Province of Alberta, and has all requisite corporate authority and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(b) ManagementCo is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business;

(c) ManagementCo is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement by ManagementCo or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not

create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the articles, by-laws or resolutions of ManagementCo, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which ManagementCo is a party or by which ManagementCo is bound including, without limitation, the Material Agreements to which it is a party, or any judgment, decree, order, statute, rule or regulation applicable to ManagementCo, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, ownership or condition (financial or otherwise) of ManagementCo or its properties or assets;

(d) ManagementCo has full corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by ManagementCo and this agreement is a legal, valid and binding obligation of ManagementCo enforceable against ManagementCo in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 13(a)(v);

(e) there are no actions, suits, proceedings or inquiries pending or (as far as ManagementCo is aware) threatened against or affecting ManagementCo at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations or condition (financial or otherwise) of ManagementCo or its properties and assets;

(f) ManagementCo has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses including, without limitation, performing its obligations under the Material Agreements to which it is a party;

(g) each of the Material Agreements to which ManagementCo is a party is properly described as to parties, dates and as to amendments thereto, each of such agreements is a legal, valid and binding obligation of the respective parties thereto enforceable against such parties in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 13(a)(v), ManagementCo is in compliance with the terms of such Material Agreements to which it is a party and ManagementCo is not aware of any default or breach of a material nature under any of such Material Agreements by any other party thereto;

(h) the minute books of ManagementCo are true and correct and at the Closing Date will contain the minutes of all meetings and all resolutions of the directors and shareholders of ManagementCo;

(i) other than as provided for in this agreement, ManagementCo has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(j) to the knowledge of ManagementCo, the representations and warranties of Advantage Oil & Gas in the Acquisition Agreement are true and correct as of the date hereof, a breach of which would have a material adverse effect on the Trust or Advantage Oil & Gas; and

(k) ManagementCo does not have any reason to believe that the representations and warranties of Best Pacific in the Acquisition Agreement are not true and correct as of the date hereof, a breach of which would have a material adverse effect on the Trust or Advantage Oil & Gas.

9. Indemnity

(a) The Trust and Advantage Oil & Gas, jointly and severally, shall indemnify and save the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Debentures), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any information or statement contained in or incorporated by reference into the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters or the Underwriters' counsel expressly for inclusion in the Preliminary Prospectus or Prospectus) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Trust by the Underwriters or the Underwriters' counsel, as the case may be, expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in or incorporated by reference into the Preliminary Prospectus, the Prospectus, any Supplementary Materials or in any other document or any other part of the Public Record filed by on behalf of the Trust;

(iii) any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Debentures or the Trust Units issuable upon the conversion or redemption of the Debentures imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 9(a)(ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Debentures or the Trust Units issuable upon the conversion or redemption of the Debentures; or

(v) any breach of, default under or non-compliance by the Trust, Advantage Oil & Gas or ManagementCo with any requirements of Applicable Securities Laws, the by-laws, rules or regulations of the Exchange or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Trust, Advantage Oil & Gas or ManagementCo hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that, for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

(b) If any claim contemplated by paragraph 10(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the "Indemnified Person") shall notify the Trust and Advantage Oil & Gas as applicable (collectively the "Indemnifying Parties") (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if

and to the extent that such failure materially prejudices the Indemnifying Parties' ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Indemnifying Parties or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by paragraph 10(a) if:

(i) the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and any one or more of the Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

(ii) the Indemnifying Parties shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties, provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c) Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus.

(d) If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Debentures or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Debentures and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e) The rights and remedies of the Indemnified Persons set forth in paragraphs 9, 10 and 11 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f) The Indemnifying Parties hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this paragraph 9 and under paragraph 10 with respect to all such agents, directors, officers, shareholders and employees.

(g) The Indemnifying Parties waive any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h) The rights of indemnity contained in this paragraph 9 shall not apply if the Indemnifying Parties have complied with the provisions of paragraphs 3 and 4 and the person asserting any claim contemplated by this paragraph 9 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

(i) If the Indemnifying Parties have assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying

Parties in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Parties.

10. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Debentures), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Parties on the one hand, and by the Underwriters on the other hand, from the offering of the Debentures; or

(b) if the allocation provided by paragraph 10(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph 10(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Parties, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Parties, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Parties (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 9 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Parties or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 9.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Debentures), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the

Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Indemnifying Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this paragraph 10 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this paragraph 10 shall be limited to the amount actually received by the Underwriters under paragraph 2.

11. Expenses

Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Debentures shall be borne by the Trust including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus and any Supplementary Material and the delivery thereof to the Underwriters, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust or the Trust's counsel, the fees and expenses of the Trust's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, the expenses related to audio-visual and teleconference presentations, including the costs associated with audio-visual personnel, hotel, food and travel expenses incurred in connection with marketing meetings, and reasonable hotel and travel expenses for the Underwriters incurred in connection with the marketing meetings, the reasonable fees and expenses of the Underwriters' counsel, to a maximum of $40,000, the fees and expenses related to any newspaper advertisements, all reasonable out-of-pocket expenses incurred by the Underwriters, the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other costs and expenses relating to this transaction.

12. Termination

(a) The Underwriters, or any of them, may, without liability, terminate their obligations hereunder, by written notice to the Trust in the event that after the date hereof and at or prior to the Closing Time:

(i) any order to cease or suspend trading in any securities of the Trust or Advantage Oil & Gas or prohibiting or restricting the distribution of any of the Debentures or the Trust Units issuable upon the conversion or redemption of the Debentures, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange or

by any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii) any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Trust, Advantage Oil & Gas, ManagementCo or Best Pacific or any of the directors or senior officers of Advantage Oil & Gas or ManagementCo is announced, commenced or threatened by any securities commission or similar regulatory authority, the Exchange or by any other competent authority or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the reasonable opinion of the Underwriters or any one of them, the change, announcement, commencement or threatening thereof adversely affects the trading or distribution of the Debentures or any other securities of the Trust;

(iii) there shall have occurred any adverse change, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the business, operations, capital or condition (financial or otherwise), business or business prospects of the Trust, Advantage Oil & Gas, ManagementCo or the respective properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust, Advantage Oil & Gas, ManagementCo or Best Pacific which in the Underwriters' opinion, could reasonably be expected to have a significant adverse effect on the market price or value of the Debentures or any other securities of the Trust or the investment quality or marketability of the Debentures or any other securities of the Trust;

(iv) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Trust, Advantage Oil & Gas or ManagementCo, such that it would not be practical (in the sole opinion of the Underwriters, acting reasonably) to market the Debentures or any other securities of the Trust;

(v) the Underwriters shall become aware of any adverse material change with respect to the Trust, Advantage Oil & Gas or ManagementCo which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof;

(vi) the Trust, Advantage Oil & Gas or ManagementCo shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement, in any material respect; or

(vii) the Underwriters shall become aware of any adverse material change with respect to Best Pacific which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof, and the Trust and Advantage Oil & Gas shall not have either terminated the Acquisition Agreement in accordance with its terms or renegotiated the terms of the Acquisition Agreement on terms and conditions satisfactory to the Underwriters in their sole discretion.

(b) The Underwriters, or any of them, may exercise any or all of the rights provided for in paragraph 12(a) or paragraph 18 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Debentures for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to paragraph 12(a) or paragraph 18 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance;

(c) Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Trust, provided that no termination shall discharge or otherwise affect any obligation of the Trust, Advantage Oil & Gas under paragraphs 9, 10, or 18. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have; and

(d) If an Underwriter elects to terminate its obligation to purchase the Debentures as aforesaid, whether the reason for such termination is within or beyond the control of the Trust, Advantage Oil & Gas or ManagementCo, the liability of the Trust, Advantage Oil & Gas or ManagementCo hereunder shall be limited to the indemnity referred to in paragraph 9, the contribution rights referred to in paragraph 10 and the payment of expenses referred to in paragraph 11; provided, however, an Underwriter shall not be entitled to the payment of expenses referred to in paragraph 11 if an Underwriter is in breach of or default under or non-compliance with any representation, warranty, term or condition of this Agreement, in any material respect.

13. Closing Documents

The obligations of the Underwriters hereunder, as to the Debentures to be purchased at the Closing Time shall be conditional upon all representations and warranties and other statements of the Trust, Advantage Oil & Gas and ManagementCo herein being, at and as of the Closing Time true and correct in all material respects, the Trust, Advantage Oil & Gas and

ManagementCo having performed in all material respects, at the Closing Time, all of their obligations hereunder theretofore to be performed and the Underwriters receiving at the Closing Time:

(a) Favorable legal opinions of the Trust's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Debentures, the Trust, Advantage Oil & Gas and ManagementCo and the transactions contemplated hereby, including, without limitation, that:

(i) the Trust is valid and existing as a trust under the laws of the Province of Alberta and having the Trustee as its trustee;

(ii) the Trust has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectuses;

(iii) each of Advantage Oil & Gas and ManagementCo has been duly incorporated, is validly subsisting and has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

(iv) the Trust is the registered and beneficial holder of all issued and outstanding shares of Advantage Oil & Gas, all of which have been duly authorized and validly issued as fully paid and non-assessable;

(v) each of the Trust, ManagementCo and Advantage Oil & Gas has all necessary trust or corporate power and authority to enter into this agreement, the Material Agreements and the Acquisition Agreement and to perform its obligations, as applicable, and this agreement, the Material Agreements and the Acquisition Agreement have been duly authorized, executed and delivered, as applicable, by the Trust, Advantage Oil & Gas and ManagementCo, respectively, and constitute legal, valid and binding obligations of each of the Trust, Advantage Oil & Gas and ManagementCo, enforceable against the Trust, Advantage Oil & Gas and ManagementCo, as applicable, in accordance with their terms except that the validity, binding effect and enforceability of the terms of agreements and documents are subject to the qualification that such validity, binding effect and enforceability may be limited by:

(A) applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally;

(B) equitable remedies, including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court;

(C) the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgments;

(D) the applicable laws regarding limitations of actions;

(E) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court;

(F) enforceability of the provisions exculpating a party from liability or duty otherwise owed by it may be limited under applicable law; and

(G) that rights to indemnity, contribution and waiver under the documents may be limited or unavailable under applicable law;

(vi) the Trust has all necessary trust power and authority to enter into the Debenture Trust Indenture and to perform its obligations set out therein, and the Debenture Trust Indenture has been duly authorized, executed and delivered by the Trust, and constitutes a legal, valid and binding obligation of the Trust, enforceable against the Trust in accordance with its terms subject to:

(A) applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally;

(B) equitable remedies, including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court;

(C) the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgments;

(D) the applicable laws regarding limitations of actions;

(E) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court;

(F) enforceability of the provisions exculpating a party from liability or duty otherwise owed by it may be limited under applicable law; and

(G) that rights to indemnity, contribution and waiver under the documents may be limited or unavailable under applicable law;

(vii) the execution and delivery of this agreement and the fulfilment of the terms hereof by each of the Trust, Advantage Oil & Gas and ManagementCo, and the performance of and compliance with the terms of this agreement by the Trust, Advantage Oil & Gas and ManagementCo does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the Trust Indenture, the articles, by-laws or resolutions of the unitholders or the directors or shareholders of the Trust, Advantage Oil & Gas or ManagementCo, as applicable, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust, Advantage Oil & Gas or ManagementCo is a party or by which it is bound, of which such counsel is aware including, without limitation, the Material Agreements, which default might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Trust or its assets;

(viii) the execution and delivery of the Debenture Trust Indenture and the fulfilment of the terms thereof by the Trust, and the performance of and compliance with the terms of the Debenture Trust Indenture by the Trust does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the Trust Indenture, the articles, by-laws or resolutions of the unitholders or the directors or shareholders of the Trust, Advantage Oil & Gas or ManagementCo, as applicable, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust, Advantage Oil & Gas or ManagementCo is a party or by which it is bound, of which such counsel is aware including, without limitation, the Material Agreements, which default might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Trust or its assets;

(ix) the form of the definitive certificates representing the Debentures and the Trust Units have been approved and adopted by the Trust and complies with all legal requirements (including all applicable requirements of the Exchange) relating thereto;

(x) the Debentures have been duly and validly created, allotted and issued as fully paid and non-assessable debentures of the Trust;

(xi) the Trust, the attributes of the Debentures and the Trust Units issuable upon the conversion or redemption of the Debentures conform in all material respects with the description thereof contained in the Prospectuses;

(xii) the Debentures and the Trust Units issuable upon the conversion or redemption of the Debentures are eligible investments under the statutes set out under the heading "Eligibility for Investment" in the Prospectuses;

(xiii) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Debentures for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

(xiv) the Trust is a "reporting issuer" not in default of any requirement of the *Securities Act* (Alberta) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces;

(xv) each of the Trust and Advantage Oil & Gas have the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by each of the Trust and Advantage Oil & Gas to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(xvi) subject to the qualifications set out therein, the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons referred to therein who will hold Debentures;

(xvii) all laws of the Province of Québec relating to the use of the French language have been complied with in connection with the sale of the Debentures to purchasers in the Province of Québec;

(xviii) the Debentures and the Trust Units issuable on the conversion of the Debentures are conditionally listed and, upon notification to the Exchange of the issuance and sale thereof and fulfilment of the conditions of the Exchange, will be posted for trading on the Exchange;

(xix) the authorized and issued capital of the Trust;

(xx) Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario has been duly appointed the transfer agent and registrar for the Trust Units and the Debentures and has been duly appointed the trustee under the Debenture Trust Indenture;

(xxi) holders of Trust whose certificates are recorded in the register maintained by the trustee or transfer agent of the Trust on the record date of October 31, 2002 are entitled to receive the distribution payable to such unitholders on or about November 15, 2002;

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Debentures as the Underwriters may reasonably request.

It is understood that Trust's counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Trust, Advantage Oil & Gas, ManagementCo, the transfer agent and the Trust's auditors as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust, Advantage Oil & Gas, ManagementCo and the Trust Units, including the issuance of the Debentures;

(b) A certificate of each of the Trust and Advantage Oil & Gas dated the Closing Date addressed to the Underwriters and signed on behalf of the Trust and Advantage Oil & Gas by the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer of Advantage Oil & Gas or such other officers or directors of Advantage Oil & Gas satisfactory to the Underwriters, acting reasonably, certifying that:

(i) each of the Trust and Advantage Oil & Gas has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Trust and Advantage Oil & Gas set forth in this agreement are true and correct in all material respects at the Closing Time as if made at such time; and

(iii) no event of a nature referred to in paragraphs 6(a), 6(b), 6(e), 6(f), 12(a)(i), (ii), (v) or (vi) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

and the Underwriters shall have no knowledge to the contrary;

(c) A certificate of ManagementCo dated the Closing Date addressed to the Underwriters and signed on behalf of ManagementCo by the President and Vice

President of ManagementCo or such other officers or directors of ManagementCo satisfactory to the Underwriters, acting reasonably, certifying that:

(i) ManagementCo has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time; and

(ii) the representations and warranties of ManagementCo set forth in this agreement are true and correct in all material respects at the Closing Time as if made at such time;

and the Underwriters shall have no knowledge to the contrary;

(d) A comfort letter of each of the Trust's auditors, the Trust's former auditors, Due West's auditors and Gascan's auditors addressed to the Underwriters and dated the Closing Date satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters referred to in paragraph 4(d) hereof up to the Closing Time which comfort letter shall be not more than two Business Days prior to the Closing Date;

(e) evidence satisfactory to the Underwriters that the Trust Units issuable on the conversion or redemption of the Debentures have been conditionally listed on the Exchange, and the Debentures have been conditionally listed on the Exchange, in each case not later than the close of business on the last Business Day preceding the Closing Date, in the case of the Debentures, and upon notice to the Exchange, in the case of the Trust Units issuable on the conversion or redemption of the Debentures, and shall be posted for trading as at the opening of business on the Closing Date or first trading date after notice of such issuance, as applicable; and

(f) Such other certificates and documents as the Underwriters may request, acting reasonably.

14. Deliveries

The sale of the Debentures shall be completed at the Closing Time at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree. Subject to the conditions set forth in Section 13, the Underwriters, on the Closing Date, shall deliver to the Trust a certified cheque or bank draft payable to the Trust at par in Calgary in respect of the Purchased Debentures (less the fee of the Underwriters to be calculated as provided in Section 2(a)) against delivery by the Trust of:

(a) the opinions, certificates and documents referred to in Section 13; and

(b) definitive certificates representing, in the aggregate, all of the Purchased Debentures, registered in the name of Scotia Capital Inc. or in such name or names as the Underwriters shall notify the Trust in writing not less than twenty-four (24) hours prior to the Closing Time.

15. Restrictions on Offerings

The Trust agrees that, prior to 90 days after the Closing Date, it shall not, directly or indirectly, sell or offer to sell any Trust Units or Debentures, or otherwise lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units or Debentures, whether any such transaction is settled by delivery of Trust Units or Debentures or other such securities, in cash or otherwise, without the consent of Scotia Capital Inc., such consent not to be unreasonably withheld.

16. Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Trust, Advantage Oil & Gas or ManagementCo, be addressed to ManagementCo, c/o Kelly Drader, President, at the above address, Fax No. (403) 781-2398 with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 - 7th Avenue SW
Calgary, Alberta T2P 3N9

Attention: Jay Reid
Fax No.: (403) 260-0330

and, in the case of notice to be given to the Underwriters, be addressed to:

Scotia Capital Inc.
Suite 1800, Scotia Centre
700 - 2nd Street S.W.
Calgary, Alberta T2P 2W1

Attention: Steven Kroeker
Fax No.: (403) 298-4099

BMO Nesbitt Burns Inc.
1400, 421 - 7th Avenue S.W.
Calgary, Alberta T2P 4K9

Attention: David M. Vetters
Fax No.: (403) 515-1535

CIBC World Markets Inc.
1100, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J7

Attention: T. Timothy Kitchen
Fax No.: (403) 260-0524

National Bank Financial Inc.
Suite 2000, Bankers Hall
855 - 2nd Street S.W.
Calgary, Alberta T2P 4J9

Attention: Robert Wonnacott
Fax No.: (403) 265-0543

Raymond James Ltd.
Suite 2500, 707 - 8th Avenue S.W.
Calgary, Alberta T2P 1H5

Attention: David McGorman
Fax No. (403) 509-0535

TD Securities Inc.
8th Floor, 324 - 8th Avenue S.W.
Calgary, Alberta T2P 2Z2

Attention: Greg Saksida
Fax No. (403) 292-2776

and a copy to:

Macleod Dixon LLP
3700 Canterra Tower
400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Attention: Kent D. Kufeldt
Fax No.: (403) 264-5973

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) A communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) A communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

17. Conditions

All terms, covenants and conditions of this agreement to be performed by the Trust, Advantage Oil & Gas and ManagementCo shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Debentures, by written notice to that effect given to the Trust prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

18. Survival of Representations and Warranties

All representations, warranties, terms and conditions herein (including, without limitation, those contained in paragraphs 7 and 8 hereof) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Debentures, the termination of this agreement and the distribution of the Debentures pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto for a period of three years from the Closing Date.

19. Several Liability of Underwriters

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Debentures set forth opposite their names set forth in this paragraph 19; and

(b) if any of the Underwriters does not purchase their applicable percentage of the total number of Debentures, the others who shall be willing and able to purchase their own applicable percentages of the total number of Debentures shall be relieved of their obligations hereunder on submission to the Trust of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time,

provided that, notwithstanding the provisions of paragraph (b) of this paragraph 19, the Underwriters who shall be willing and able to purchase their respective applicable percentages of the total number of Purchased Debentures shall have the right, but not the obligation, to purchase on a pro rata basis as between themselves the total number of Debentures.

The applicable percentage of the total number of Debentures which each of the Underwriters shall be separately obligated to purchase is as follows:

Scotia Capital Inc.	40.0%
BMO Nesbitt Burns Inc.	16.0%
CIBC World Markets Inc.	16.0%
National Bank Financial Inc.	16.0%
Raymond James Ltd.	6.0%
TD Securities Inc.	6.0%

Nothing in this agreement shall obligate the Trust to sell one or any of the Underwriters less than all of the Debentures or shall relieve any Underwriter in default from liability to the Trust, Advantage Oil & Gas or ManagementCo, or to any non-defaulting Underwriter in respect of its default hereunder. In the event of a termination by the Trust, Advantage Oil & Gas or ManagementCo of their obligations under this agreement, there shall be no further liability on the part of the Trust, Advantage Oil & Gas or ManagementCo to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 9, 10 and 11.

20. Authority to Bind Underwriters

The Trust, Advantage Oil & Gas and ManagementCo shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by Scotia Capital Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under paragraphs 9 or 10, any matter referred to in paragraph or any agreement under paragraph 20. While not affecting the foregoing, Scotia Capital Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

21. Underwriters Covenants

Each of the Underwriters covenants and agrees with the Trust that it will:

(a) offer the Debentures for sale to the public in the Qualifying Provinces;

(b) conduct activities in connection with the proposed offer and sale of the Debentures in compliance with all Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Debentures;

(c) not solicit subscriptions for the Debentures, trade in Debentures or otherwise do any act in furtherance of a trade of Debentures outside of the Qualifying Provinces; and

(d) as soon as reasonably practicable after the Closing Date provide the Trust with a break down of the number of Debentures sold in each of the Qualifying Provinces and, upon completion of the distribution of the Debentures, provide to the Trust, the Exchange and to the Securities Commissions prompt notice to that effect.

22. Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

23. Relationship Between the Trust, Advantage Oil & Gas and ManagementCo and the Underwriters

The Trust, Advantage Oil & Gas and ManagementCo: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledge and agree that the Underwriters are neither the agents of the Trust, Advantage Oil & Gas or ManagementCo nor otherwise fiduciaries of the Trust, Advantage Oil & Gas or ManagementCo; and (iii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under Applicable Securities Laws or to act as a fiduciary of their clients.

24. Stabilization

In connection with the distribution of the Debentures, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units or Debentures at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued at any time.

25. Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Trust, Advantage Oil & Gas and ManagementCo and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

26. Time of the Essence

Time shall be of the essence of this agreement.

27. Counterpart Execution

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

28. Contractual Obligations of Trust

The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee, or any of the unitholders of the Trust and that any recourse against the Trust, the Trustee or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture, as amended from time to time.

29. Further Assurances

Each party to this agreement covenants and agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

30. Use of Proceeds

Each of Advantage Oil & Gas, ManagementCo and the Trust hereby covenant and agree to use the net proceeds of the sale of the Debentures hereunder in accordance with the disclosure in the Prospectus.

31. Entire Agreement

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Trust, Advantage Oil & Gas or ManagementCo.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Scotia Capital Inc.

SCOTIA CAPITAL INC.

Per: *"Eric McFadden"*

BMO NESBITT BURNS INC.

Per: *"David M. Vetters"*

CIBC WORLD MARKETS INC.

Per: *"T. Timothy Kitchen"*

NATIONAL BANK FINANCIAL INC.

Per: *"Robert B. Wonnacott"*

RAYMOND JAMES LTD.

Per: *"David McGorman"*

TD SECURITIES INC.

Per: *"Drew E. MacIntyre"*

ACCEPTED AND AGREED to this 30th day of September, 2002

ADVANTAGE ENERGY INCOME FUND, by Advantage Oil & Gas Ltd.

Per: *"Jeffrey P. Jongmans"*

ADVANTAGE INVESTMENT MANAGEMENT LTD.

Per: *"Kelly I. Drader"*

ADVANTAGE OIL & GAS LTD.

Per: *"Jeffrey P. Jongmans"*

c6087
r f BC-Advantage-Energy-bid 09-30 1202
News release via Canada NewsWire, Calgary 403-269-7605

(44)

Attention Business Editors:
Advantage Energy Income Fund Announces $52 million take over bid for Best Pacific Resources Ltd. and $55 million convertible debenture bought deal

CALGARY, Sept. 30 /CNW/ - Advantage Energy Income Fund ("Advantage" or the "Fund") (AVN.UN TSX) and Best Pacific Resources Ltd. ("Best Pacific") (BPG TSX), jointly announced today that they have entered into an acquisition agreement pursuant to which Advantage will, subject to certain conditions, offer to purchase all of the issued and outstanding common shares of Best Pacific and all shares issued on exercise of outstanding options or warrants (the "Best Pacific Shares)" on the basis of $1.25 cash consideration for each Best Pacific Share (the "Offer"). The transaction is expected to have a net purchase price at closing, after adjustments and fees, of approximately $51.7 million which includes the assumption of $21.7 million of net debt. The Offer represents a 22.5% premium to the 10 day weighted average trading price of $1.02 of Best Pacific Shares as of September 27, 2002.

The Board of Directors of Advantage and Best Pacific have unanimously approved the proposed transaction and the Board of Directors of Best Pacific has unanimously agreed to recommend that its shareholders accept the Offer. Management and directors of Best Pacific, holding approximately 30% of the issued and outstanding common shares of Best Pacific, have agreed to tender their Best Pacific Shares to the Offer.

The Offer will be made by a formal take over bid circular which is expected to be mailed on or before October 16, 2002. The Offer will expire approximately 35 days after mailing. The Offer is conditional upon, among other things, there having been validly deposited pursuant to the Offer and not withdrawn, not less than 66 2/3% of the outstanding Best Pacific Shares (calculated on a fully diluted basis). Best Pacific has agreed that it will not solicit, initiate or encourage discussions or negotiations with any third party concerning a take over bid, asset sale, arrangement, amalgamation, merger, consolidation or any other business combination involving Best Pacific. Best Pacific and Advantage have each agreed to pay a reciprocal non completion fee of $1.8 million in certain circumstances.

Raymond James Ltd. acted as financial advisor to Best Pacific and has provided an opinion that the consideration to be received by the shareholders of Best Pacific under the terms of the Offer is fair, from a financial point of view, to Best Pacific shareholders.

In conjunction with the transaction, Advantage is also pleased to announce that it has entered into an agreement, on a bought deal basis with a syndicate of underwriters led by Scotia Capital for an offering of $55 million aggregate principal amount of convertible unsecured subordinated debentures (the "Convertible Debentures"). The Convertible Debentures, with a face value of $1,000 per debenture, will have a coupon of 10.00%, mature on November 1, 2007 and be convertible into trust units of Advantage at a price of $13.30 per trust unit.

Mr. Kelly Drader, President & CEO of Advantage stated that, "This acquisition is consistent with our strategy of focusing on natural gas and light oil properties. This transaction will be accretive to Advantage's 2003 cash flow both immediately and on a fully diluted basis and will provide the Fund with numerous low risk development opportunities. In addition, the Convertible Debenture financing will broaden the Fund's investor base."

Best Pacific currently produces approximately 5.8 million cubic feet (mmcf) per day of natural gas and 1,100 barrels per day of oil and natural gas liquids. At June 30, 2002, Best Pacific's independent reservoir engineers have assessed its total established reserves at 18.4 billion cubic feet (bcf) of natural gas and 3.4 million barrels of oil and natural gas liquids. In addition to the reserves, Best Pacific has approximately 155,000 acres of

undeveloped land supported by 3,000 miles of two dimensional seismic and 205 square miles of three dimensional seismic and approximately $66 million in tax pools.

Best Pacific's high quality asset base has the following characteristics:

- High working interest, focused operations in southern Alberta and southeastern Saskatchewan.
- Approximately 50% of production and reserves are natural gas.
- Approximately 90% of production will be operated by Advantage.
- Development opportunities are available to add production, including infill drilling, well reactivations, compression and water flood.
- An established reserve life index of 8.6 years.

The transaction's acquisition parameters are:

<<

- Estimated Best Pacific production (boe/d)	2,070
- Best Pacific reserves	
- total proven (mmboe)	4.97
- established (mmboe) 6.48	
- Production acquisition cost ($/boe/d)	$24,975
- Proven reserves acquisition cost ($/boe)	$10.40
- Established reserves acquisition cost ($/boe)	$ 7.98
- Cash flow multiple based upon the proven developed producing independent engineering report	3.8 times

>>

Bought Deal Financing

In conjunction with the take over Advantage has entered into an agreement to sell $55 million principal amount of Convertible Debentures on a bought deal basis. The issue is being bought by a syndicate of underwriters led by Scotia Capital and including BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., Raymond James Ltd. and TD Securities Inc.

The net proceeds of the offering will be used to fund the acquisition of Best Pacific, to reduce bank indebtedness and for general corporate purposes. The offering is not conditional on the completion of the Offer. In the event the proposed acquisition is not completed, the net proceeds will be used to reduce bank indebtedness, fund future acquisitions, fund Advantage's capital expenditures program and for general corporate purposes.

Purchasers of the Convertible Debentures will receive interest semi-annually with the first interest payment on May 1, 2003. The offering is expected to close on or before October 18, 2002.

The offering of the Convertible Debentures is being made only in Canada by means of a short form prospectus, and is subject to the approval of securities regulatory authorities. The Convertible Debentures will not be and have not been registered under the United States Securities Act of 1933 and will not be offered or sold in the United States.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

The information in this news release contains certain forward looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market

volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.
%SEDAR: 00016522E

-0- 09/30/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945 6636, E mail: gary.bourgeois(at)sympatico.ca/
(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: TNM

-30-

CNW 13:59e 03-OCT-02

45

03 JUL 15 AM 7:21

EVALUATION OF CERTAIN OF THE P&NG RESERVES

OF

ADVANTAGE ENERGY INCOME FUND ACQUIRED

FROM GASCAN RESOURCES LTD.

(As of January 1, 2002)

VOLUME 1 — Summary

Copies:	Advantage Energy Income Fund (6) Sproule Associates Limited (1)
Project No.:	2994.14240
Prepared For:	Advantage Energy Income Fund
Authors:	G. Fukushima, P.Eng., Project Leader H.J. Visscher, P.Geol.
Exclusivity:	This report has been prepared for the exclusive use of Advantage Energy Income Fund, and shall not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule Associates Limited, and without the complete contents of the report.

Table of Contents

VOLUME 1

Introduction

Summary

Discussion

Introduction

This report was prepared by Sproule Associates Limited ("Sproule") at the request of Mr. Pat Cairns, Senior Vice-President, Advantage Energy Income Fund. Advantage Energy Income Fund is hereinafter referred to as "the Company." The effective date of this report is January 1, 2002, and it consists of an evaluation of certain of the P&NG reserves of the Company's interests in Alberta, Canada, acquired from Gascan Resources Ltd. Sproule Associates Limited has evaluated major properties which account for approximately 97 percent of the Company's properties based on the proven plus probable net present values, discounted at 10 percent. The Company has evaluated the remaining 3 percent of the properties and Sproule has accepted their evaluation as presented. This report was prepared in December 2001 to March 2002 for the purpose of evaluating the Company's P&NG reserves.

This report is divided into three volumes. Volume 1 presents the Introduction, Summary, Discussion, and Appendix. The Introduction includes Sproule's disclaimer and pertinent author certificates, the Summary includes high-level summaries of the evaluation, and the Discussion includes general commentaries pertaining to the evaluation of the P&NG reserves. Reserves definitions; product price forecasts; abbreviations, units and conversion factors; and general evaluation parameters are included in Appendices A, B, C, and D, respectively. Volumes 2 and 3 present detailed descriptions and evaluations for the individual major properties (areas), on a property-by-property basis, including the following.

- Summary of the property evaluation;
- Discussion pertaining to the individual property evaluation;
- Table 1 - Reservoir Data;
- Table 2 - Summary of the estimates of proven and probable oil and pipeline gas reserves and net present values;
- Table 3 - Forecasts of proven and probable oil and pipeline gas production, revenue, and net present values, before income taxes;
- Land plats;
- Net pay maps, where applicable;
- Production history plots for producing wells;
- Material balance plots, where applicable.

Disclaimer

This report has been prepared by Sproule Associates Limited using state-of-the-art geological and engineering knowledge and techniques. It has been prepared within the Code of Ethics of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Nevertheless, the reserves and values presented in this report could be affected by the data received, and the procedures used, by Sproule Associates Limited, as qualified below.

Historical Data and Field Operations

1. All historical production data and product prices that were obtained from the Company or from public sources were accepted as represented, without any further investigation by Sproule Associates Limited.

2. In the preparation of this evaluation, a field inspection of the properties was not performed. The relevant engineering data were made available by the Company or obtained from public sources and the non-confidential files at Sproule Associates Limited. No additional information regarding the reserves evaluation would have been obtained by an on-site visit.

Interests and Burdens

1. Property descriptions, details of interests held, and well data, as supplied by the Company, were accepted as represented. No investigation was made into either the legal titles held or any operating agreements in place relating to the subject properties.

2. Lessor and overriding royalties and other burdens were obtained from the Company. No further investigation was undertaken by Sproule Associates Limited.

Evaluation Procedures

1. The Company provided Sproule with recent revenue statements upon which to determine certain economic parameters. The economic parameters used in this report were one of the following.

   a. Those obtained from the recent operating and revenue statements;

b. Those obtained verbally from the Company during discussions with Company personnel;
c. Those based on recent Unit operating and capital budgets.

2. The forecasts of product prices used in this evaluation were based on Sproule's January 1, 2002 price forecasts.

3. The probable reserves were evaluated in the same manner as the proven reserves; however, the probable reserves and values were reduced by 50 percent to account for risk.

4. Salvage values for facilities, well abandonment, and lease clean-up costs have not been included in the evaluation, at the request of the Company.

Evaluation Results

1. The accuracy of reserves estimates and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgement. Given the data provided at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that reservoir performance subsequent to the date of the estimates may necessitate revision.

2. The net present values of the reserves presented in this report simply represent discounted future cash flow values at several discount rates. Though net present values form an integral part of fair market value estimations, without consideration for other economic criteria, they are not to be construed as Sproule's opinion of fair market value.

3. Due to rounding, certain totals may not be consistent from one presentation to the next.

4. The minor properties were evaluated by the Company and have not been checked by Sproule to determine their accuracy. These minor properties account for 3 percent of the proven plus probable net present value of the Company, discounted at 10 percent.

Exclusivity

This report has been prepared for the exclusive use of Advantage Energy Income Fund, and shall not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule Associates Limited, and without the complete contents of the report.

Certification

Report Preparation

The report entitled "Evaluation of Certain of the P&NG Reserves of Advantage Energy Income Fund Acquired from Gascan Resources Ltd. (As of January 1, 2002)," was prepared by the following Sproule personnel:

Signed by George Fukushima

George F. Fukushima, P.Eng.
Project Leader and Associate

Signed by Jim Nemrava

James E. Nemrava, C.E.T.
Shareholder

Signed by R. Saedi

Reza M. Saedi, P.Eng.
Senior Petroleum Engineer

Signed by Herb J. Visscher

Herb J. Visscher, P.Geol.
Associate

Sproule Executive Endorsement

This report has been reviewed and endorsed by the following Executive of Sproule:

Signed by K. H. Crowther

Ken H. Crowther, P.Eng.
President

Permit to Practice

Sproule Associates Limited is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and hereby attests to its qualifications by signing this permit to practice stamp.

PERMIT TO PRACTICE
Sproule Associates Limited

Signed by K. H. Crowther
Signature

April 5, 2002
Date

PERMIT NUMBER: P417
The Association of Professional Engineers, Geologists and Geophysicists of Alberta

Certificate

George F. Fukushima, B.Sc., P.Eng.

I, George F. Fukushima, Associate at Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.Sc. Petroleum Engineering (1982) University of Alberta, Edmonton AB, Canada

2. I am a registered professional:
   a. Professional Engineer (P.Eng.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)

4. My contribution to the report entitled "Evaluation of Certain of the P&NG Reserves of Advantage Energy Income Fund Acquired from Gascan Resources Ltd. (As of January 1, 2002)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Advantage Energy Income Fund.

Signed by George Fukushima

George F. Fukushima, P.Eng.

Certificate

James E. Nemrava, C.E.T.

I, James E. Nemrava, Shareholder at Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I am a member of the following professional organizations:
   a. Alberta Society of Engineering Technologists (ASET): Certified Engineering Technician
   b. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)

2. My contribution to the report entitled "Evaluation of Certain of the P&NG Reserves of Advantage Energy Income Fund Acquired from Gascan Resources Ltd. (As of January 1, 2002)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

3. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Advantage Energy Income Fund.

Signed by James Nemrava

James E. Nemrava, C.E.T.

Certificate

Reza M. Saedi, B.Sc., P.Eng.

I, Reza M. Saedi, Senior Petroleum Engineer at Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.Sc. Chemical Engineering (1974) University of Calgary, Calgary AB, Canada

2. I am a registered professional:
   a. Professional Engineer (P.Eng.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA)
   b. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)

4. My contribution to the report entitled "Evaluation of Certain of the P&NG Reserves of Advantage Energy Income Fund Acquired from Gascan Resources Ltd. (As of January 1, 2002)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Advantage Energy Income Fund.

Signed by R. Saedi

Reza M. Saedi, P.Eng.

Certificate

Herb J. Visscher, B.Sc., P.Geol.

I, Herb J. Visscher, Associate at Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.Sc. Geology (1973) University of Alberta, Edmonton AB, Canada

2. I am a registered professional:
   a. Professional Geologist (P.Geol.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Canadian Society of Petroleum Geologists (CSPG)
   c. American Association of Petroleum Geologists (AAPG)
   d. Canadian Well Logging Society (CWLS)

4. My contribution to the report entitled "Evaluation of Certain of the P&NG Reserves of Advantage Energy Income Fund Acquired from Gascan Resources Ltd. (As of January 1, 2002)" is based on my geological knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Advantage Energy Income Fund.

Signed by Herb J. Visscher

Herb J. Visscher, P.Geol.

Certificate

Ken H. Crowther, B.S., P.Eng.

I, Ken H. Crowther, President and Director of Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.S. (Honours) Petroleum Engineering (1972) University of Wyoming, Laramie WY, USA

2. I am a registered professional:
   a. Professional Engineer (P.Eng.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
   c. Society of Petroleum Engineers (SPE)
   d. Society of Petroleum Evaluation Engineers (SPEE)
   e. Junior's Breakfast Forum

4. My contribution to the report entitled "Evaluation of Certain of the P&NG Reserves of Advantage Energy Income Fund Acquired from Gascan Resources Ltd. (As of January 1, 2002)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Advantage Energy Income Fund.

Signed by K. H. Crowther

Ken H. Crowther, P.Eng.

Summary

Table S-1 summarizes our evaluation, before income taxes, of certain of the P&NG reserves of Advantage Energy Income Fund Acquired from Gascan Resources Ltd., as of January 1, 2002.

The reserves definitions and ownership classification used in this evaluation are the standards used by Sproule Associates Limited. The oil reserves are presented in thousands of barrels, at stock tank conditions. The pipeline gas reserves are presented in millions of cubic feet, at base conditions of 14.65 psia and 60 degrees Fahrenheit. The natural gas liquids reserves are presented in thousands of barrels, at base conditions of 60 degrees Fahrenheit and equilibrium pressure. Sulphur reserves are presented in thousands of long tons.

The net present values of the reserves are presented (on a before income tax basis) in Canadian dollars and are based on annual projections of net revenue, which were discounted at various rates using the mid-period discounting method. It is important to note that the probable reserves and values have been reduced by 50 percent to account for risk.

The price forecasts that formed the basis for the revenue projections in the evaluation were based on Sproule's January 1, 2002 pricing model. Table S-2 presents a summary of selected forecasts.

Summary forecasts of production and net revenue for the total proven plus probable, total proven, total proven developed producing, total proven developed non-producing, total proven undeveloped and total probable reserves are presented in Tables S-3 through S-3E, respectively. The ARTC has not been included at the request of the Company.

Following Table S-3E are Figures S-1 through S-5, which are various graphs generated from the results of this evaluation.

Table: S-1

Advantage Energy Income Fund Acquired From Gascan Resources Ltd.
Summary of the Evaluation of the Company's P&NG Reserves
(As of January 1, 2002)

	Remaining Reserves			Net Present Values			
		Company		Before Income Taxes (M$)			
	Gross	Gross	Net	At 0%	At 10.0%	At 12.0%	At 15.0%
Oil (Mbbl)							
Proven Developed Producing	832.9	529.6	459.5	10,101	6,104	5,694	5,193
Total Proven	**832.9**	**529.6**	**459.5**	**10,101**	**6,104**	**5,694**	**5,193**
Probable	109.4	57.6	50.2	1,218	357	304	247
Total	**942.3**	**587.3**	**509.7**	**11,319**	**6,462**	**5,999**	**5,440**
Solution Gas (MMcf) (Values included with oil)							
Proven Developed Producing	30	30	21				
Total Proven	**30**	**30**	**21**				
Total	**30**	**30**	**21**				
Pipeline Gas (MMcf)							
Proven Developed Producing	165,692	47,196	42,118	127,047	51,768	46,747	41,037
Proven Developed Non-Producing	23,774	19,552	17,277	73,709	24,912	21,969	18,641
Proven Undeveloped	35,131	32,734	27,708	108,422	77,871	71,105	62,474
Total Proven	**224,597**	**99,482**	**87,104**	**309,178**	**154,551**	**139,821**	**122,153**
Probable	13,863	10,476	9,305	32,143	6,138	5,092	4,031
Total	**238,460**	**109,958**	**96,409**	**341,321**	**160,689**	**144,914**	**126,184**
Natural Gas Liquids (Mbbl) (Values included with gas)							
Proven Developed Producing	3,544.5	78.9	60.3				
Proven Developed Non-Producing	31.8	6.5	4.4				
Proven Undeveloped	19.4	11.2	7.6				
Total Proven	**3,595.7**	**96.6**	**72.4**				
Probable	29.0	9.7	7.0				
Total	**3,624.7**	**106.3**	**79.4**				
GRAND TOTAL							
Proven Developed Producing				137,147	57,872	52,442	46,230
Proven Developed Non-Producing				73,709	24,912	21,969	18,641
Proven Undeveloped				108,422	77,871	71,105	62,474
Total Proven				**319,279**	**160,655**	**145,516**	**127,345**
Probable				33,362	6,496	5,397	4,278
Total				**352,640**	**167,151**	**150,912**	**131,624**

Probable Reserves and Values Are Risked

Table S-2
Summary of Selected Price Forecasts
(Effective January 1, 2002)

Year	WTI Cushing[a] Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Alberta Plantgate Index ($Cdn/MMBtu)	Henry Hub ($US/MMBtu)
2002	19.90	29.86	3.63	2.89
2003	20.64	30.96	4.18	3.24
2004	21.12	31.67	4.19	3.25
2005	21.44	32.15	4.18	3.25
2006	21.76	32.65	4.25	3.29
2007	22.08	33.14	4.32	3.34
2008	22.42	33.65	4.40	3.39
2009	22.75	34.16	4.48	3.44
2010	23.09	34.68	4.57	3.50
2011	23.44	35.20	4.65	3.55
2012	23.79	35.74	4.73	3.60
2013	24.15	36.28	4.82	3.66

Note:
a. 40 degrees API, 0.4% sulphur

Table: S-3

Proven + Probable

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

	Reserves								
	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	942.3	30	238460	0.0	3035.6	208.4	380.8	3624.7	0.0
Co Int	587.3	30	109958	0.0	52.9	6.5	46.8	106.3	0.0
Co Net	509.7	21	96409	0.0	41.2	5.2	33.0	79.4	0.0

Net Present Value						
Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	19796	352640	0	0	0	352640
10.0	18749	167151	0	0	0	167151
12.0	18558	150912	0	0	0	150912
15.0	18283	131624	0	0	0	131624
18.0	18020	116613	0	0	0	116613
20.0	17851	108326	0	0	0	108326
25.0	17447	91853	0	0	0	91853
30.0	17070	79583	0	0	0	79583

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	256	21410	2794	27747	526	4806	311	3659	0	18533	0	3758
2003	189	30614	2141	45952	555	6850	479	4653	0	1231	0	35437
2004	146	27674	1695	41757	430	5964	407	4491	0	0	0	33019
2005	119	23264	1401	35195	310	4657	345	4129	0	0	0	27775
2006	93	19892	1108	30681	240	3806	299	3804	0	0	0	24118
2007	76	17236	918	27073	202	3165	263	3555	0	32	0	21177
2008	69	15294	856	24505	169	2754	233	3469	0	0	0	19074
2009	64	13398	799	21841	142	2298	207	3287	0	0	0	16990
2010	57	11801	731	19577	121	1926	182	3128	0	0	0	15192
2011	52	10507	671	17732	97	1649	156	3008	0	0	0	13687
2012	47	9357	614	16063	60	1429	120	2804	0	0	0	12384
2013	42	8389	556	14657	51	1248	105	2643	0	0	0	11269
2014	37	7620	508	13520	45	1105	93	2558	0	0	0	10316
2015	34	6974	464	12567	38	990	86	2511	0	0	0	9482
2016	31	6395	439	11704	33	892	80	2466	0	0	0	8739
2017	29	5904	415	10972	30	811	75	2458	0	0	0	8073
2018	27	5472	393	10324	28	742	70	2459	0	0	0	7474
2019	25	5078	372	9728	24	682	64	2450	0	0	0	6928
2020	24	4728	352	9196	23	630	60	2452	0	0	0	6428
2021	22	4401	333	8694	21	582	57	2435	0	0	0	5973
Subt			17560	409484	3145	46988	3691	62419	0	19796	0	297294
28 Yr			2828	105008	160	6153	620	45878	0	0	0	55346
Totl			20387	514492	3306	53141	4311	108297	0	19796	0	352640
Discounted	@10.0%		10990	238913	2184	29995	2265	33928	0	18749	0	167151
Cash	@12.0%		10160	216877	2056	27792	2080	29750	0	18558	0	150912
Streams	@15.0%		9170	190996	1895	25098	1858	25198	0	18283	0	131624

Includes ARTC on Selected Properties
Probable Reserves and Values Are Risked

Table: S-3A

Proven

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

	Reserves									
	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	832.9	30	224597	0.0	3023.3	208.4	364.0	3595.7	0.0
Co Int	529.6	30	99482	0.0	50.3	6.5	39.8	96.6	0.0
Co Net	459.5	21	87103	0.0	38.9	5.2	28.2	72.4	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	19731	319279	0	0	0	319279
10.0	18688	160655	0	0	0	160655
12.0	18498	145516	0	0	0	145516
15.0	18224	127345	0	0	0	127345
18.0	17962	113088	0	0	0	113088
20.0	17794	105179	0	0	0	105179
25.0	17392	89393	0	0	0	89393
30.0	17016	77584	0	0	0	77584

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	254	21339	2780	27656	523	4780	313	3646	0	18468	0	3751
2003	185	30214	2099	45384	506	6697	480	4599	0	1231	0	34982
2004	141	27040	1633	40824	383	5719	405	4410	0	0	0	32306
2005	113	22557	1335	34143	277	4397	339	4032	0	0	0	26988
2006	79	19171	941	29590	213	3543	293	3604	0	0	0	23303
2007	72	16530	868	25986	179	2922	256	3445	0	32	0	20378
2008	65	14620	802	23446	153	2525	226	3361	0	0	0	18289
2009	59	12750	743	20804	129	2086	199	3167	0	0	0	16224
2010	52	11156	657	18533	108	1732	174	2947	0	0	0	14445
2011	45	9894	583	16723	85	1476	148	2805	0	0	0	12963
2012	40	8769	530	15078	48	1275	113	2585	0	0	0	11684
2013	35	7861	475	13753	42	1116	97	2462	0	0	0	10595
2014	33	7140	446	12684	37	991	87	2424	0	0	0	9666
2015	30	6530	418	11781	31	889	80	2409	0	0	0	8854
2016	28	5997	393	10986	27	803	74	2397	0	0	0	8132
2017	26	5526	369	10279	25	729	69	2390	0	0	0	7484
2018	24	5114	346	9658	23	667	64	2393	0	0	0	6903
2019	22	4735	325	9079	18	613	57	2376	0	0	0	6376
2020	21	4406	305	8579	17	566	54	2386	0	0	0	5896
2021	19	4081	287	8073	14	521	50	2346	0	0	0	5456
Subt			16336	393040	2837	44046	3576	60185	0	19731	0	284676
18 Yr			1746	57862	67	3430	362	21280	0	0	0	34603
Totl			18082	450902	2904	47476	3938	81465	0	19731	0	319279
Discounted @10.0%			10363	229750	1994	28387	2210	32167	0	18688	0	160655
Cash @12.0%			9626	209410	1884	26390	2037	28479	0	18498	0	145516
Streams @15.0%			8738	185165	1743	23922	1826	24327	0	18224	0	127345

Includes ARTC on Selected Properties

Table: S-3B

Proven Developed, Producing

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

	Reserves								
	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	832.9	30	165691	0.0	3023.3	208.4	312.8	3544.5	0.0
Co Int	529.6	30	47196	0.0	50.3	6.5	22.1	78.9	0.0
Co Net	459.5	21	42118	0.0	38.9	5.2	16.1	60.3	0.0

Net Present Value						
Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	75	137147	0	0	0	137147
10.0	72	57872	0	0	0	57872
12.0	71	52442	0	0	0	52442
15.0	70	46230	0	0	0	46230
18.0	69	41551	0	0	0	41551
20.0	69	39017	0	0	0	39017
25.0	67	34065	0	0	0	34065
30.0	66	30429	0	0	0	30429

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	254	10577	2780	13518	465	2721	227	2869	0	75	0	10871
2003	185	8748	2099	12942	424	2153	260	2770	0	0	0	10282
2004	141	7267	1633	10853	299	1585	229	2572	0	0	0	8399
2005	113	6194	1335	9312	212	1207	203	2393	0	0	0	7056
2006	79	5466	941	8405	163	985	184	2115	0	0	0	6225
2007	72	4931	868	7731	139	844	168	2072	0	0	0	5655
2008	65	4504	802	7204	121	742	154	2043	0	0	0	5189
2009	59	4082	743	6644	103	641	140	1946	0	0	0	4763
2010	52	3763	657	6245	88	566	126	1850	0	0	0	4448
2011	45	3519	583	5943	69	514	108	1788	0	0	0	4185
2012	40	3274	530	5624	35	471	79	1684	0	0	0	3955
2013	35	3067	475	5366	30	433	70	1634	0	0	0	3734
2014	33	2898	446	5149	27	403	64	1619	0	0	0	3536
2015	30	2764	418	4990	23	379	62	1626	0	0	0	3365
2016	28	2640	393	4841	20	358	59	1633	0	0	0	3203
2017	26	2526	369	4703	18	339	57	1643	0	0	0	3051
2018	24	2421	346	4577	16	323	55	1656	0	0	0	2906
2019	22	2310	325	4436	13	308	50	1647	0	0	0	2769
2020	21	2219	305	4326	12	294	49	1662	0	0	0	2638
2021	19	2133	287	4223	11	282	47	1678	0	0	0	2513
Subt			16336	137034	2287	15547	2391	38901	0	75	0	98743
37 Yr			1746	112266	44	6385	1015	68253	0	0	0	38404
Totl			18082	249300	2332	21932	3405	107155	0	75	0	137147
Discounted	@10.0%		10363	79308	1631	10154	1444	21760	0	72	0	57872
Cash	@12.0%		9626	70862	1545	9399	1314	18807	0	71	0	52442
Streams	@15.0%		8738	61581	1433	8520	1163	15769	0	70	0	46230

Includes ARTC on Selected Properties

Table: S-3C

Proven Developed,
Non-Producing

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	0.0	0	23774	0.0	0.0	0.0	31.8	31.8	0.0
Co Int	0.0	0	19552	0.0	0.0	0.0	6.5	6.5	0.0
Co Net	0.0	0	17277	0.0	0.0	0.0	4.4	4.4	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	3122	73709	0	0	0	73709
10.0	2965	24912	0	0	0	24912
12.0	2937	21969	0	0	0	21969
15.0	2895	18641	0	0	0	18641
18.0	2855	16162	0	0	0	16162
20.0	2829	14832	0	0	0	14832
25.0	2767	12260	0	0	0	12260
30.0	2709	10404	0	0	0	10404

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	2431	0	3231	46	527	5	136	0	3122	0	-513
2003	0	4021	0	6087	41	882	33	331	0	0	0	4884
2004	0	3524	0	5351	31	745	27	300	0	0	0	4311
2005	0	3115	0	4732	24	633	23	276	0	0	0	3825
2006	0	2774	0	4290	18	555	19	256	0	0	0	3477
2007	0	2487	0	3913	14	491	16	240	0	0	0	3180
2008	0	2242	0	3592	11	438	14	227	0	0	0	2924
2009	0	2020	0	3297	8	383	12	200	0	0	0	2709
2010	0	1807	0	3007	5	336	10	145	0	0	0	2522
2011	0	1636	0	2773	4	298	8	114	0	0	0	2356
2012	0	1474	0	2549	2	267	7	69	0	0	0	2209
2013	0	1357	0	2387	1	242	6	64	0	0	0	2077
2014	0	1253	0	2237	1	221	4	61	0	0	0	1952
2015	0	1159	0	2101	1	202	4	57	0	0	0	1839
2016	0	1075	0	1978	1	186	3	54	0	0	0	1736
2017	0	994	0	1858	0	171	2	46	0	0	0	1639
2018	0	926	0	1757	0	158	1	43	0	0	0	1554
2019	0	864	0	1664	0	147	1	41	0	0	0	1476
2020	0	807	0	1578	0	137	0	39	0	0	0	1403
2021	0	755	0	1499	0	127	0	37	0	0	0	1335
Subt			0	59881	208	7146	192	2737	0	3122	0	46892
44 Yr			0	47885	0	3013	47	18009	0	0	0	26817
Totl			0	107767	208	10158	239	20746	0	3122	0	73709
Discounted	@10.0%		0	33840	158	4272	120	1729	0	2965	0	24912
Cash	@12.0%		0	30306	150	3896	111	1544	0	2937	0	21969
Streams	@15.0%		0	26300	141	3452	101	1352	0	2895	0	18641

Includes ARTC on Selected Properties

Table: S-3D

Proven
Undeveloped

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	0.0	0	35131	0.0	0.0	0.0	19.4	19.4	0.0
Co Int	0.0	0	32734	0.0	0.0	0.0	11.2	11.2	0.0
Co Net	0.0	0	27708	0.0	0.0	0.0	7.6	7.6	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	16533	108422	0	0	0	108422
10.0	15651	77871	0	0	0	77871
12.0	15491	71105	0	0	0	71105
15.0	15260	62474	0	0	0	62474
18.0	15038	55374	0	0	0	55374
20.0	14896	51330	0	0	0	51330
25.0	14558	43068	0	0	0	43068
30.0	14241	36751	0	0	0	36751

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	8331	0	10907	12	1532	82	641	0	15270	0	-6607
2003	0	17445	0	26354	40	3662	187	1498	0	1231	0	19817
2004	0	16249	0	24619	53	3390	148	1537	0	0	0	19597
2005	0	13247	0	20099	41	2557	113	1364	0	0	0	16106
2006	0	10931	0	16895	32	2003	89	1233	0	0	0	13601
2007	0	9112	0	14342	26	1587	72	1134	0	32	0	11543
2008	0	7875	0	12650	21	1345	58	1091	0	0	0	10176
2009	0	6648	0	10864	17	1062	47	1020	0	0	0	8752
2010	0	5586	0	9281	15	829	39	953	0	0	0	7475
2011	0	4740	0	8007	13	663	32	903	0	0	0	6422
2012	0	4021	0	6906	11	538	27	832	0	0	0	5521
2013	0	3436	0	5999	10	440	22	763	0	0	0	4784
2014	0	2989	0	5298	9	367	18	744	0	0	0	4178
2015	0	2607	0	4690	8	307	15	725	0	0	0	3650
2016	0	2282	0	4167	7	259	12	710	0	0	0	3193
2017	0	2006	0	3717	7	219	10	700	0	0	0	2795
2018	0	1767	0	3324	6	186	8	693	0	0	0	2443
2019	0	1560	0	2979	6	159	6	688	0	0	0	2132
2020	0	1380	0	2674	5	135	5	685	0	0	0	1855
2021	0	1192	0	2350	4	111	4	632	0	0	0	1608
Subt			0	196125	342	21353	993	18547	0	16533	0	139040
44 Yr			0	-102289	22	-5967	-700	-64982	0	0	0	-30618
Totl			0	93835	364	15386	294	-46435	0	16533	0	108422
Discounted @10.0%			0	116602	206	13962	646	8679	0	15651	0	77871
Cash @12.0%			0	108242	189	13095	612	8128	0	15491	0	71105
Streams @15.0%			0	97284	168	11950	563	7206	0	15260	0	62474

Includes ARTC on Selected Properties

Table: S-3E

Probable

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

	Reserves								
	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	109.4	0	13863	0.0	12.2	0.0	16.8	29.0	0.0
Co Int	57.6	0	10476	0.0	2.7	0.0	7.0	9.7	0.0
Co Net	50.2	0	9305	0.0	2.3	0.0	4.8	7.0	0.0

Net Present Value						
Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	66	33362	0	0	0	33362
10.0	61	6496	0	0	0	6496
12.0	60	5397	0	0	0	5397
15.0	59	4278	0	0	0	4278
18.0	58	3525	0	0	0	3525
20.0	57	3147	0	0	0	3147
25.0	55	2461	0	0	0	2461
30.0	53	1999	0	0	0	1999

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	1	72	14	91	3	25	-3	13	0	66	0	7
2003	4	400	42	568	49	153	-1	54	0	0	0	454
2004	5	634	61	933	47	245	3	81	0	0	0	712
2005	6	708	66	1052	33	260	6	97	0	0	0	787
2006	14	721	167	1091	28	263	7	200	0	0	0	816
2007	4	706	49	1086	23	243	7	110	0	0	0	799
2008	4	673	53	1059	17	229	7	108	0	0	0	785
2009	5	648	56	1037	13	212	7	121	0	0	0	766
2010	6	644	74	1044	13	195	8	181	0	0	0	748
2011	7	613	87	1009	12	173	8	203	0	0	0	724
2012	7	588	84	984	11	154	8	219	0	0	0	700
2013	6	529	81	904	10	133	7	181	0	0	0	675
2014	5	480	62	836	8	115	7	134	0	0	0	650
2015	3	444	46	786	7	102	6	103	0	0	0	629
2016	3	398	46	718	6	89	6	68	0	0	0	607
2017	3	378	47	693	6	82	6	69	0	0	0	589
2018	3	358	47	666	5	75	6	66	0	0	0	571
2019	3	343	47	648	6	69	7	73	0	0	0	552
2020	3	321	47	616	6	64	7	67	0	0	0	532
2021	3	320	47	621	6	61	6	89	0	0	0	517
Subt			1224	16444	308	2943	115	2234	0	66	0	12619
28 Yr			1081	47146	93	2722	258	24597	0	0	0	20743
Totl			2305	63590	402	5665	373	26832	0	66	0	33362
Discounted @10.0%			627	9163	189	1608	55	1760	0	61	0	6496
Cash @12.0%			533	7467	172	1403	43	1271	0	60	0	5397
Streams @15.0%			433	5831	152	1177	32	871	0	59	0	4278

Includes ARTC on Selected Properties
Probable Reserves and Values Are Risked

FIGURE S-1

ADVANTAGE ENERGY INCOME FUND ACQUIRED FROM GASCAN RESOURCES LTD.
NET PRESENT VALUES FOR PROVEN PLUS PROBABLE RESERVES
USING 10 PERCENT DISCOUNTED VALUES



Medicine Hat 82.7%
Marten Hills 2.0%
Liege 0.8%
Girouxville East 2.6%
Sylvia/Widewater 3.4%
Puskwaskau 6.0%
Company Eval Minors 2.5%

PROBABLE RESERVES AND VALUES ARE RISKED

SPROULE ASSOCIATES LIMITED

FIGURE S-2



ADVANTAGE ENERGY INCOME FUND ACQUIRED FROM GASCAN RESOURCES LTD.
DAILY COMPANY INTEREST OIL PRODUCTION FORECAST
DAILY OIL PRODUCTION - BOPD
300
250
200
150
100
50
0
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
YEAR
PROVEN PLUS PROBABLE
PROVEN DEVELOPED PRODUCING

SPROULE ASSOCIATES LIMITED

FIGURE S-3


ADVANTAGE ENERGY INCOME FUND ACQUIRED FROM GASCAN RESOURCES LTD.
DAILY COMPANY INTEREST SALES GAS PRODUCTION FORECAST
DAILY SALES GAS PRODUCTION - MCFPD
35000
30000
25000
20000
15000
10000
5000
0
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
YEAR
PROVEN PLUS PROBABLE
PROVEN
PROVEN DEVELOPED PRODUCING

SPROULE ASSOCIATES LIMITED


ADVANTAGE ENERGY INCOME FUND ACQUIRED FROM GASCAN RESOURCES LTD.
ANNUAL CASH FLOW (BEFORE INCOME TAX)
40000
30000
20000
10000
0
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
YEAR
ANNUAL CASH FLOW PROJECTIONS - $M
PROVEN PLUS PROBABLE
PROVEN
PROVEN DEVELOPED PRODUCING
PROBABLE RESERVES AND VALUES ARE RISKED

FIGURE S-5


ADVANTAGE ENERGY INCOME FUND ACQUIRED FROM GASCAN RESOURCES LTD.
NET PRESENT VALUE (BEFORE INCOME TAX)
400000
300000
200000
100000
0
NET PRESENT VALUE - $M
0
5
10
15
20
25
30
DISCOUNT RATES %
PROVEN DEVELOPED PRODUCING
PROVEN
PROVEN PLUS PROBABLE

PROBABLE RESERVES AND VALUES ARE RISKED

SPROULE ASSOCIATES LIMITED

Discussion

The Company's P&NG reserves are located in the province of Alberta. The Company's major properties were evaluated by Sproule and these properties account for approximately 97 percent of the probable net present value, discounted at 10 percent.

Reserves and Production

The oil and natural gas reserves were estimated volumetrically, from production decline curve analyses, using performance prediction techniques, or by material balance methods. Volumetric reserves were estimated using the net pay encountered at the wellbore and an assigned drainage area, or, where sufficient well data were available, using reservoir volumes calculated from isopach maps of net pay. Reservoir rock and fluid property data were obtained from core analyses, well logs, PVT data, gas analyses, and published information, either from the pool in question or from a similar reservoir producing from the same zone. Reservoir pressures were derived from drillstem and AOF test data, pressure surveys, and published reports. Recovery factors for oil reserves were selected either from the results of detailed reservoir analyses, or by comparing the reservoir under study with similar reservoirs that have more firmly established recovery factors from extended production histories. Recovery factors for gas reserves were estimated by taking into consideration well depths, deliverability characteristics, product prices, and operating cost information.

The solution gas reserves were estimated based on current producing gas-oil ratios (GORs) and estimates of future oil production. Similarly, the natural gas liquids reserves were based on current recoveries and estimates of future gas production.

The oil reserves are presented in thousands of barrels, at stock tank conditions. The natural gas reserves are presented in millions of cubic feet at standard conditions of 14.65 psia and 60 degrees Fahrenheit. Natural gas liquids reserves are presented in thousands of barrels, at base conditions of 60 degrees Fahrenheit and equilibrium pressure. Sulphur reserves are presented in thousands of long tons.

Forecasts of net revenue were prepared by predicting annual production from the reserves, and product prices. Annual production was forecast taking into account historical production trends, applicable regulatory conditions, and existing or anticipated contract rates.

Production forecasts were also based on comparison with other wells in the vicinity producing from similar reservoirs.

Net Present Values

The estimates of the P&NG reserves and their respective net present values, summarized by property and by reserves category, are presented in Table D-1. The ARTC has not been included at the request of the Company.

Detailed forecasts of production and net revenue for the total proven plus probable, total proven, total proven developed producing, total proven developed non-producing, total proven undeveloped, and total probable oil and gas reserves for the Company are presented in Tables D-2 through D-2E, respectively.

Table D-3 presents a summary of the proven plus probable reserves ranked by net present value, at a discount rate of 10 percent.

Table: D-1

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Girouxville East													
Proven Developed Producing				2078	2078	1612	6.2	6.2	4.3	2894	1886	1769	1621
Proven Developed Non-Producing				492	492	427	1.5	1.5	1.0	469	354	337	314
Proven Undeveloped				2814	2814	2204	8.4	8.4	5.8	2991	1366	1195	985
Total Proven				5384	5384	4243	16.2	16.2	11.0	6355	3607	3300	2920
Total Probable				1316	1316	1036	3.9	3.9	2.7	2174	724	621	507
Total Reserves				6700	6700	5279	20.1	20.1	13.7	8528	4331	3922	3427
Liege													
Proven Developed Producing				17732	928	671				1864	1343	1270	1175
Total Proven				17732	928	671				1864	1343	1270	1175
Total Reserves				17732	928	671				1864	1343	1270	1175
Marten Hills													
Proven Developed Producing				734	734	640				1728	1387	1334	1262
Proven Undeveloped				1379	1379	1163				3279	2039	1873	1659
Total Proven				2114	2114	1803				5007	3426	3207	2921
Total Reserves				2114	2114	1803				5007	3426	3207	2921
Medicine Hat													
Proven Developed Producing				39330	39130	35927				109151	38284	33853	28917
Proven Developed Non-Producing				18638	18286	16301				70874	22732	19883	16681
Proven Undeveloped				28628	27963	23927				100596	73435	67081	58970
Total Proven				86596	85379	76154				280621	134452	120817	104569
Total Probable				8379	8187	7555				27131	3729	2921	2145
Total Reserves				94975	93566	83709				307753	138182	123739	106714

Probable Reserves and Values Are Risked

Table: D-1

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Minor Properties, AB													
Proven Developed Producing	258.3	61.3	57.0	96394 30	1969 30	1612 21	3509.5	65.5	51.2	5457	3823	3619	3355
Total Proven	258.3	61.3	57.0	96394 30	1969 30	1612 21	3509.5	65.5	51.2	5457	3823	3619	3355
Total Probable	54.2	9.0	8.2	1340	290	234	12.2	2.7	2.3	770	368	329	282
Total Reserves	312.5	70.4	65.3	97734 30	2259 30	1847 21	3521.7	68.2	53.4	6227	4191	3948	3637
Puskwaskau													
Proven Developed Producing				9423	2356	1656	28.8	7.2	4.9	6921	5776	5599	5358
Proven Developed Non-Producing				4645	774	549	30.3	5.1	3.4	2366	1825	1748	1646
Proven Undeveloped				2309	577	414	10.9	2.7	1.9	1556	1030	957	860
Total Proven				16377	3707	2620	70.0	15.0	10.2	10842	8631	8304	7864
Total Probable				2829	683	481	12.8	3.0	2.1	2199	1391	1288	1156
Total Reserves				19206	4390	3101	82.8	18.0	12.3	13042	10022	9592	9020
Sylvia/Widewater													
Proven Developed Producing	574.5	468.3	402.5							9132	5373	4998	4542
Total Proven	574.5	468.3	402.5							9132	5373	4998	4542
Total Probable	55.2	48.6	42.0							1088	283	237	189
Total Reserves	629.8	516.9	444.5							10220	5656	5235	4731
Total, Alberta													
Proven Developed Producing	832.9	529.6	459.5	165692 30	47196 30	42118 21	3544.5	78.9	60.3	137147	57872	52442	46230
Proven Developed Non-Producing				23774	19552	17277	31.8	6.5	4.4	73709	24912	21969	18641
Proven Undeveloped				35131	32734	27708	19.4	11.2	7.6	108422	77871	71105	62474
Total Proven	832.9	529.6	459.5	224597 30	99482 30	87103 21	3595.7	96.6	72.4	319279	160655	145516	127345
Total Probable	109.4	57.6	50.2	13863	10476	9305	29.0	9.7	7.0	33362	6496	5397	4278
Total Reserves	942.3	587.3	509.7	238460 30	109958 30	96409 21	3624.7	106.3	79.4	352640	167151	150912	131624

Probable Reserves and Values Are Risked

Table: D-1

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
GRAND TOTAL													
Proven Developed Producing	832.9	529.6	459.5	165692 30	47196 30	42118 21	3544.5	78.9	60.3	137147	57872	52442	46230
Proven Developed Non-Producing				23774	19552	17277	31.8	6.5	4.4	73709	24912	21969	18641
Proven Undeveloped				35131	32734	27708	19.4	11.2	7.6	108422	77871	71105	62474
Total Proven	832.9	529.6	459.5	224597 30	99482 30	87103 21	3595.7	96.6	72.4	319279	160655	145516	127345
Total Probable	109.4	57.6	50.2	13863	10476	9305	29.0	9.7	7.0	33362	6496	5397	4278
Total Reserves	942.3	587.3	509.7	238460 30	109958 30	96409 21	3624.7	106.3	79.4	352640	167151	150912	131624

Probable Reserves and Values Are Risked

Table: D-2

Proven + Probable

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

	Reserves								
	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	942.3	30	238460	0.0	3035.6	208.4	380.8	3624.7	0.0
Co Int	587.3	30	109958	0.0	52.9	6.5	46.8	106.3	0.0
Co Net	509.7	21	96409	0.0	41.2	5.2	33.0	79.4	0.0

Net Present Value						
Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	19796	352640	0	0	0	352640
10.0	18749	167151	0	0	0	167151
12.0	18558	150912	0	0	0	150912
15.0	18283	131624	0	0	0	131624
18.0	18020	116613	0	0	0	116613
20.0	17851	108326	0	0	0	108326
25.0	17447	91853	0	0	0	91853
30.0	17070	79583	0	0	0	79583

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	256	21410	2794	27747	526	4806	311	3659	0	18533	0	3758
2003	189	30614	2141	45952	555	6850	479	4653	0	1231	0	35437
2004	146	27674	1695	41757	430	5964	407	4491	0	0	0	33019
2005	119	23264	1401	35195	310	4657	345	4129	0	0	0	27775
2006	93	19892	1108	30681	240	3806	299	3804	0	0	0	24118
2007	76	17236	918	27073	202	3165	263	3555	0	32	0	21177
2008	69	15294	856	24505	169	2754	233	3469	0	0	0	19074
2009	64	13398	799	21841	142	2298	207	3287	0	0	0	16990
2010	57	11801	731	19577	121	1926	182	3128	0	0	0	15192
2011	52	10507	671	17732	97	1649	156	3008	0	0	0	13687
2012	47	9357	614	16063	60	1429	120	2804	0	0	0	12384
2013	42	8389	556	14657	51	1248	105	2643	0	0	0	11269
2014	37	7620	508	13520	45	1105	93	2558	0	0	0	10316
2015	34	6974	464	12567	38	990	86	2511	0	0	0	9482
2016	31	6395	439	11704	33	892	80	2466	0	0	0	8739
2017	29	5904	415	10972	30	811	75	2458	0	0	0	8073
2018	27	5472	393	10324	28	742	70	2459	0	0	0	7474
2019	25	5078	372	9728	24	682	64	2450	0	0	0	6928
2020	24	4728	352	9196	23	630	60	2452	0	0	0	6428
2021	22	4401	333	8694	21	582	57	2435	0	0	0	5973
Subt			17560	409484	3145	46988	3691	62419	0	19796	0	297294
28 Yr			2828	105008	160	6153	620	45878	0	0	0	55346
Totl			20387	514492	3306	53141	4311	108297	0	19796	0	352640
Discounted	@10.0%		10990	238913	2184	29995	2265	33928	0	18749	0	167151
Cash	@12.0%		10160	216877	2056	27792	2080	29750	0	18558	0	150912
Streams	@15.0%		9170	190996	1895	25098	1858	25198	0	18283	0	131624

Includes ARTC on Selected Properties
Probable Reserves and Values Are Risked

Table: D-2

Proven + Probable

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

Year	Oil						Solution Pipeline Gas				Non-Assoc / Assoc Pipeline Gas					
	Wells	Daily	Gross	Co Int	Co Net	Price	Gross	Co Int	Co Net	Price	Wells	Daily	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	13.0	512	186.9	93.3	74.7	29.94	4	4	2	3.64	271.0	65301	23835	7811	6381	3.57
2003	13.0	370	135.0	69.0	57.2	31.03	4	4	3	4.19	345.0	74770	27291	11170	9242	4.13
2004	12.0	280	102.0	53.4	45.2	31.74	4	4	3	4.19	344.0	65149	23779	10097	8428	4.14
2005	12.0	221	80.8	43.5	37.5	32.24	3	3	2	4.19	344.0	54514	19898	8488	7190	4.15
2006	12.0	166	60.6	33.8	29.2	32.74	3	3	2	4.26	343.0	46275	16890	7257	6228	4.23
2007	9.0	130	47.4	27.6	23.7	33.25	3	3	2	4.32	341.0	39788	14523	6288	5457	4.31
2008	9.0	116	42.4	25.3	21.9	33.76	2	2	2	4.41	341.0	34751	12684	5580	4881	4.39
2009	9.0	104	38.0	23.3	20.3	34.29	2	2	1	4.49	338.0	30149	11004	4888	4313	4.47
2010	15.0	86	31.3	21.0	18.4	34.86	2	2	1	4.56	331.0	25929	9464	4305	3831	4.55
2011	9.0	71	25.8	18.9	16.7	35.44	2	2	1	4.64	325.0	22489	8208	3833	3433	4.63
2012	9.0	63	23.1	17.1	15.2	35.98	1	1	1	4.74	304.0	18603	6790	3414	3076	4.70
2013	8.0	56	20.6	15.2	13.6	36.55	0	0	0	0.00	301.0	16350	5968	3062	2771	4.79
2014	8.0	44	16.1	13.7	12.3	37.16	0	0	0	0.00	279.0	14335	5232	2781	2527	4.86
2015	2.0	34	12.3	12.3	11.1	37.78	0	0	0	0.00	266.0	13018	4752	2546	2320	4.94
2016	2.0	31	11.5	11.5	10.4	38.34	0	0	0	0.00	261.0	11865	4331	2334	2133	5.01
2017	2.0	29	10.7	10.7	9.8	38.91	0	0	0	0.00	260.0	10876	3970	2155	1975	5.09
2018	2.0	27	10.0	10.0	9.2	39.48	0	0	0	0.00	259.0	10026	3659	1997	1834	5.17
2019	2.0	25	9.3	9.3	8.6	40.07	0	0	0	0.00	258.0	9225	3367	1853	1705	5.25
2020	2.0	24	8.7	8.7	8.1	40.67	0	0	0	0.00	257.0	8520	3110	1726	1591	5.33
2021	2.0	22	8.1	8.1	7.6	41.27	0	0	0	0.00	258.0	7880	2876	1606	1483	5.41
Subt			880.5	525.5	450.7		30	30	21				211632	93194	80801	
28 Yr			61.8	61.8	59.0		0	0	0				26828	16763	15607	
Totl			942.3	587.3	509.7		30	30	21				238460	109958	96409	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

Year	Propane				Butane				PentanePlus			
	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2002	288.4	7.2	5.4	16.73	26.7	0.8	0.7	17.81	57.5	7.1	5.0	29.94
2003	340.5	7.4	5.7	17.35	31.9	1.0	0.8	18.46	61.1	7.0	4.9	30.86
2004	297.6	5.8	4.5	17.74	28.2	0.9	0.7	18.88	53.4	6.3	4.4	31.49
2005	261.1	4.5	3.5	18.01	25.0	0.8	0.6	19.18	44.5	4.9	3.4	31.91
2006	230.0	3.9	3.0	18.29	22.1	0.7	0.6	19.47	37.6	3.9	2.7	32.34
2007	203.3	3.4	2.7	18.56	19.5	0.6	0.5	19.76	32.0	3.1	2.2	32.78
2008	180.3	3.0	2.4	18.85	17.2	0.5	0.4	20.06	27.4	2.6	1.8	33.21
2009	156.9	2.7	2.1	19.13	15.2	0.5	0.4	20.37	23.7	2.1	1.5	33.68
2010	131.1	2.3	1.8	19.42	13.5	0.4	0.3	20.67	20.5	1.8	1.3	34.17
2011	113.7	1.9	1.5	19.71	9.1	0.3	0.2	20.99	14.0	1.4	1.0	34.53
2012	89.4	1.3	1.0	20.02	0.0	0.0	0.0	0.00	1.5	0.8	0.6	34.40
2013	81.0	1.1	0.9	20.32	0.0	0.0	0.0	0.00	1.2	0.7	0.5	34.86
2014	73.3	1.0	0.8	20.62	0.0	0.0	0.0	0.00	1.0	0.6	0.4	35.32
2015	66.6	0.9	0.7	20.93	0.0	0.0	0.0	0.00	0.8	0.5	0.3	35.80
2016	60.5	0.8	0.6	21.25	0.0	0.0	0.0	0.00	0.6	0.4	0.3	36.29
2017	55.0	0.7	0.6	21.57	0.0	0.0	0.0	0.00	0.5	0.4	0.3	36.79
2018	50.0	0.7	0.5	21.89	0.0	0.0	0.0	0.00	0.4	0.4	0.2	37.34
2019	45.2	0.6	0.4	22.22	0.0	0.0	0.0	0.00	0.4	0.3	0.2	37.87
2020	41.2	0.5	0.4	22.55	0.0	0.0	0.0	0.00	0.3	0.3	0.2	38.46
2021	37.4	0.5	0.4	22.89	0.0	0.0	0.0	0.00	0.3	0.3	0.2	39.05
Subt	2802.7	50.2	38.9		208.4	6.5	5.2		378.7	44.7	31.5	
28 Yr	232.9	2.7	2.3		0.0	0.0	0.0		2.1	2.1	1.4	
Totl	3035.6	52.9	41.2		208.4	6.5	5.2		380.8	46.8	33.0	

Includes ARTC on Selected Properties
Probable Reserves and Values Are Risked

Table: D-2

Proven + Probable

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Revenue: Oil	Revenue: Gas	Revenue: NGL	Revenue: Sul	Revenue: Roy	Revenue: Other	Royalties: Crown	Royalties: Prod	Royalties: Res	Royalties: Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	2794	27747	347	0	179	0	5179	0	319	0	426	44	3659	0	0	22291
2003	2141	45952	363	0	191	0	7333	0	494	0	572	73	4653	0	0	36667
2004	1695	41757	319	0	111	0	6420	0	423	0	527	55	4491	0	0	33019
2005	1401	35195	252	0	57	0	5021	0	360	0	422	42	4129	0	0	27775
2006	1108	30681	209	0	31	0	4101	0	314	0	343	34	3804	0	0	24118
2007	918	27073	178	0	24	0	3406	0	276	0	281	27	3555	0	0	21209
2008	856	24505	153	0	17	0	2958	0	244	0	238	22	3469	0	0	19074
2009	799	21841	132	0	10	0	2468	0	217	0	199	18	3287	0	0	16990
2010	731	19577	114	0	7	0	2069	0	191	0	166	15	3128	0	0	15192
2011	671	17732	91	0	6	0	1772	0	164	0	142	11	3008	0	0	13687
2012	614	16063	55	0	5	0	1538	0	126	0	122	6	2804	0	0	12384
2013	556	14657	47	0	4	0	1342	0	110	0	105	6	2643	0	0	11269
2014	508	13520	41	0	4	0	1188	0	98	0	93	5	2558	0	0	10316
2015	464	12567	37	0	1	0	1064	0	91	0	83	4	2511	0	0	9482
2016	439	11704	33	0	0	0	958	0	84	0	74	4	2466	0	0	8739
2017	415	10972	30	0	0	0	871	0	79	0	67	3	2458	0	0	8073
2018	393	10324	28	0	0	0	797	0	74	0	61	3	2459	0	0	7474
2019	372	9728	24	0	0	0	733	0	68	0	56	2	2450	0	0	6928
2020	352	9196	23	0	0	0	676	0	63	0	52	2	2452	0	0	6428
2021	333	8694	21	0	0	0	624	0	60	0	47	2	2435	0	0	5973
Subt	17560	409484	2497	0	649	0	50519	0	3856	0	4074	379	62419	0	0	317091
28 Yr	2828	105008	160	0	0	0	6579	0	653	0	471	12	45878	0	0	55346
Totl	20387	514492	2657	0	649	0	57097	0	4509	0	4545	391	108297	0	0	372436

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Intangible: CEE	Intangible: CDE	Tangible: Cl 41	Tangible: Plant	Tangible: Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt: Prin	Loan Repmt: Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	15853	550	2000	130	0	18533	3758	3758	0	0	0	0	0	3758	3758
2003	0	812	266	0	152	0	1231	35437	39194	0	0	0	0	0	35437	39194
2004	0	0	0	0	0	0	0	33019	72213	0	0	0	0	0	33019	72213
2005	0	0	0	0	0	0	0	27775	99988	0	0	0	0	0	27775	99988
2006	0	0	0	0	0	0	0	24118	124107	0	0	0	0	0	24118	124107
2007	0	0	32	0	0	0	32	21177	145284	0	0	0	0	0	21177	145284
2008	0	0	0	0	0	0	0	19074	164358	0	0	0	0	0	19074	164358
2009	0	0	0	0	0	0	0	16990	181348	0	0	0	0	0	16990	181348
2010	0	0	0	0	0	0	0	15192	196541	0	0	0	0	0	15192	196541
2011	0	0	0	0	0	0	0	13687	210228	0	0	0	0	0	13687	210228
2012	0	0	0	0	0	0	0	12384	222611	0	0	0	0	0	12384	222611
2013	0	0	0	0	0	0	0	11269	233880	0	0	0	0	0	11269	233880
2014	0	0	0	0	0	0	0	10316	244197	0	0	0	0	0	10316	244197
2015	0	0	0	0	0	0	0	9482	253679	0	0	0	0	0	9482	253679
2016	0	0	0	0	0	0	0	8739	262417	0	0	0	0	0	8739	262417
2017	0	0	0	0	0	0	0	8073	270491	0	0	0	0	0	8073	270491
2018	0	0	0	0	0	0	0	7474	277965	0	0	0	0	0	7474	277965
2019	0	0	0	0	0	0	0	6928	284893	0	0	0	0	0	6928	284893
2020	0	0	0	0	0	0	0	6428	291321	0	0	0	0	0	6428	291321
2021	0	0	0	0	0	0	0	5973	297294	0	0	0	0	0	5973	297294
Subt	0	16665	849	2000	282	0	19796	297294		0	0	0	0	0	297294	
28 Yr	0	0	0	0	0	0	0	55346		0	0	0	0	0	55346	
Totl	0	16665	849	2000	282	0	19796	352640		0	0	0	0	0	352640	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	167151	150912	131624	116613	108326	91853	79583
Cash Flow	167151	150912	131624	116613	108326	91853	79583

Includes ARTC on Selected Properties
Probable Reserves and Values Are Risked

Table: D-2A

Proven

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	832.9	30	224597	0.0	3023.3	208.4	364.0	3595.7	0.0
Co Int	529.6	30	99482	0.0	50.3	6.5	39.8	96.6	0.0
Co Net	459.5	21	87103	0.0	38.9	5.2	28.2	72.4	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	19731	319279	0	0	0	319279
10.0	18688	160655	0	0	0	160655
12.0	18498	145516	0	0	0	145516
15.0	18224	127345	0	0	0	127345
18.0	17962	113088	0	0	0	113088
20.0	17794	105179	0	0	0	105179
25.0	17392	89393	0	0	0	89393
30.0	17016	77584	0	0	0	77584

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	254	21339	2780	27656	523	4780	313	3646	0	18468	0	3751
2003	185	30214	2099	45384	506	6697	480	4599	0	1231	0	34982
2004	141	27040	1633	40824	383	5719	405	4410	0	0	0	32306
2005	113	22557	1335	34143	277	4397	339	4032	0	0	0	26988
2006	79	19171	941	29590	213	3543	293	3604	0	0	0	23303
2007	72	16530	868	25986	179	2922	256	3445	0	32	0	20378
2008	65	14620	802	23446	153	2525	226	3361	0	0	0	18289
2009	59	12750	743	20804	129	2086	199	3167	0	0	0	16224
2010	52	11156	657	18533	108	1732	174	2947	0	0	0	14445
2011	45	9894	583	16723	85	1476	148	2805	0	0	0	12963
2012	40	8769	530	15078	48	1275	113	2585	0	0	0	11684
2013	35	7861	475	13753	42	1116	97	2462	0	0	0	10595
2014	33	7140	446	12684	37	991	87	2424	0	0	0	9666
2015	30	6530	418	11781	31	889	80	2409	0	0	0	8854
2016	28	5997	393	10986	27	803	74	2397	0	0	0	8132
2017	26	5526	369	10279	25	729	69	2390	0	0	0	7484
2018	24	5114	346	9658	23	667	64	2393	0	0	0	6903
2019	22	4735	325	9079	18	613	57	2376	0	0	0	6376
2020	21	4406	305	8579	17	566	54	2386	0	0	0	5896
2021	19	4081	287	8073	14	521	50	2346	0	0	0	5456
Subt			16336	393040	2837	44046	3576	60185	0	19731	0	284676
18 Yr			1746	57862	67	3430	362	21280	0	0	0	34603
Totl			18082	450902	2904	47476	3938	81465	0	19731	0	319279
Discounted	@10.0%		10363	229750	1994	28387	2210	32167	0	18688	0	160655
Cash	@12.0%		9626	209410	1884	26390	2037	28479	0	18498	0	145516
Streams	@15.0%		8738	185165	1743	23922	1826	24327	0	18224	0	127345

Includes ARTC on Selected Properties

Sproule

Table: D-2A

Proven

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

Year	Oil						Solution Pipeline Gas				Non-Assoc / Assoc Pipeline Gas					
	Wells	Daily	Gross	Co Int	Co Net	Price	Gross	Co Int	Co Net	Price	Wells	Daily	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	13.0	508	185.5	92.8	74.3	29.94	4	4	2	3.64	271.0	65080	23754	7785	6361	3.57
2003	13.0	360	131.4	67.6	56.2	31.04	4	4	3	4.19	343.0	73305	26756	11024	9134	4.13
2004	12.0	265	96.9	51.4	43.8	31.75	4	4	3	4.19	342.0	63170	23057	9866	8259	4.15
2005	12.0	206	75.3	41.4	35.9	32.25	3	3	2	4.19	342.0	52673	19226	8230	7001	4.15
2006	9.0	134	48.8	28.7	24.6	32.75	3	3	2	4.26	340.0	44600	16279	6994	6032	4.23
2007	9.0	117	42.8	26.1	22.5	33.27	3	3	2	4.32	338.0	38286	13974	6031	5261	4.31
2008	9.0	103	37.7	23.7	20.6	33.79	2	2	2	4.41	338.0	33441	12206	5334	4692	4.40
2009	9.0	91	33.3	21.6	19.0	34.33	2	2	1	4.49	335.0	28989	10581	4652	4128	4.47
2010	9.0	65	23.9	18.8	16.6	34.94	2	2	1	4.56	327.0	24868	9077	4070	3642	4.55
2011	3.0	45	16.4	16.4	14.6	35.57	2	2	1	4.64	320.0	21535	7860	3610	3250	4.63
2012	3.0	40	14.7	14.7	13.1	36.12	1	1	1	4.74	299.0	17733	6473	3200	2896	4.71
2013	2.0	35	13.0	13.0	11.7	36.68	0	0	0	0.00	296.0	15596	5692	2869	2608	4.79
2014	2.0	33	12.0	12.0	10.9	37.23	0	0	0	0.00	275.0	13686	4995	2606	2377	4.87
2015	2.0	30	11.1	11.1	10.2	37.78	0	0	0	0.00	262.0	12428	4536	2384	2181	4.94
2016	2.0	28	10.2	10.2	9.5	38.34	0	0	0	0.00	259.0	11351	4143	2189	2007	5.02
2017	2.0	26	9.5	9.5	8.8	38.91	0	0	0	0.00	257.0	10390	3792	2017	1854	5.10
2018	2.0	24	8.8	8.8	8.2	39.48	0	0	0	0.00	256.0	9577	3495	1867	1719	5.17
2019	2.0	22	8.1	8.1	7.6	40.07	0	0	0	0.00	255.0	8795	3210	1728	1595	5.25
2020	2.0	21	7.5	7.5	7.1	40.67	0	0	0	0.00	255.0	8135	2969	1608	1487	5.33
2021	2.0	19	6.9	6.9	6.6	41.27	0	0	0	0.00	255.0	7506	2740	1490	1379	5.42
Subt			793.7	490.5	421.8		30	30	21				204818	89552	77864	
18 Yr			39.2	39.2	37.7		0	0	0				19779	9930	9240	
Totl			832.9	529.6	459.5		30	30	21				224597	99482	87103	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

Year	Propane				Butane				PentanePlus			
	Gross	ColInt	CoNet	Price	Gross	ColInt	CoNet	Price	Gross	ColInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2002	288.4	7.2	5.4	16.73	26.7	0.8	0.7	17.81	57.2	7.0	4.9	29.95
2003	340.4	7.4	5.6	17.35	31.9	1.0	0.8	18.46	59.5	6.6	4.6	30.84
2004	297.5	5.8	4.5	17.74	28.2	0.9	0.7	18.88	51.0	5.6	4.0	31.45
2005	260.8	4.5	3.5	18.01	25.0	0.8	0.6	19.18	42.5	4.3	3.0	31.88
2006	229.6	3.8	3.0	18.29	22.1	0.7	0.6	19.47	35.9	3.3	2.4	32.31
2007	202.8	3.3	2.6	18.56	19.5	0.6	0.5	19.76	30.6	2.7	1.9	32.76
2008	179.8	2.9	2.3	18.85	17.2	0.5	0.4	20.06	26.3	2.2	1.6	33.21
2009	156.4	2.6	2.0	19.13	15.2	0.5	0.4	20.37	22.7	1.8	1.3	33.70
2010	130.6	2.2	1.7	19.42	13.5	0.4	0.3	20.67	19.7	1.4	1.0	34.26
2011	113.2	1.8	1.4	19.71	9.1	0.3	0.2	20.99	13.4	1.1	0.8	34.62
2012	88.9	1.2	0.9	20.02	0.0	0.0	0.0	0.00	1.0	0.6	0.4	34.30
2013	80.6	1.0	0.8	20.32	0.0	0.0	0.0	0.00	0.8	0.5	0.3	34.74
2014	73.1	0.9	0.7	20.62	0.0	0.0	0.0	0.00	0.6	0.4	0.3	35.18
2015	66.4	0.8	0.7	20.93	0.0	0.0	0.0	0.00	0.5	0.4	0.2	35.63
2016	60.3	0.7	0.6	21.25	0.0	0.0	0.0	0.00	0.4	0.3	0.2	36.12
2017	54.7	0.7	0.5	21.57	0.0	0.0	0.0	0.00	0.3	0.3	0.2	36.59
2018	49.7	0.6	0.5	21.89	0.0	0.0	0.0	0.00	0.3	0.3	0.2	37.17
2019	44.7	0.4	0.3	22.22	0.0	0.0	0.0	0.00	0.2	0.2	0.2	37.77
2020	40.7	0.4	0.3	22.55	0.0	0.0	0.0	0.00	0.2	0.2	0.1	38.38
2021	37.0	0.3	0.3	22.89	0.0	0.0	0.0	0.00	0.2	0.2	0.1	39.00
Subt	2795.7	48.8	37.8		208.4	6.5	5.2		363.2	39.1	27.7	
18 Yr	227.6	1.4	1.2		0.0	0.0	0.0		0.8	0.8	0.5	
Totl	3023.3	50.3	38.9		208.4	6.5	5.2		364.0	39.8	28.2	

Includes ARTC on Selected Properties

Table: D-2A

Proven

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	2780	27656	345	0	179	0	5151	0	322	0	422	43	3646	0	0	22218
2003	2099	45384	349	0	156	0	7166	0	497	0	558	71	4599	0	0	36213
2004	1633	40824	296	0	87	0	6152	0	422	0	502	52	4410	0	0	32306
2005	1335	34143	232	0	45	0	4732	0	355	0	391	39	4032	0	0	26988
2006	941	29590	191	0	22	0	3807	0	307	0	309	31	3604	0	0	23303
2007	868	25986	161	0	18	0	3133	0	268	0	249	25	3445	0	0	20410
2008	802	23446	138	0	14	0	2701	0	237	0	207	20	3361	0	0	18289
2009	743	20804	119	0	10	0	2229	0	209	0	170	16	3167	0	0	16224
2010	657	18533	100	0	7	0	1848	0	183	0	139	13	2947	0	0	14445
2011	583	16723	79	0	6	0	1575	0	156	0	117	10	2805	0	0	12963
2012	530	15078	43	0	5	0	1363	0	118	0	99	5	2585	0	0	11684
2013	475	13753	37	0	4	0	1192	0	102	0	86	4	2462	0	0	10595
2014	446	12684	33	0	4	0	1058	0	91	0	76	4	2424	0	0	9666
2015	418	11781	30	0	1	0	949	0	84	0	68	3	2409	0	0	8854
2016	393	10986	27	0	0	0	857	0	78	0	61	2	2397	0	0	8132
2017	369	10279	25	0	0	0	779	0	73	0	55	2	2390	0	0	7484
2018	346	9658	23	0	0	0	712	0	68	0	50	2	2393	0	0	6903
2019	325	9079	18	0	0	0	655	0	60	0	46	1	2376	0	0	6376
2020	305	8579	17	0	0	0	605	0	57	0	43	1	2386	0	0	5896
2021	287	8073	14	0	0	0	555	0	53	0	38	1	2346	0	0	5456
Subt	16336	393040	2279	0	558	0	47221	0	3740	0	3685	346	60185	0	0	304406
18 Yr	1746	57862	67	0	0	0	3645	0	381	0	238	4	21280	0	0	34603
Totl	18082	450902	2345	0	558	0	50866	0	4121	0	3924	350	81465	0	0	339009

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	15788	550	2000	130	0	18468	3751	3751	0	0	0	0	0	3751	3751
2003	0	812	266	0	152	0	1231	34982	38733	0	0	0	0	0	34982	38733
2004	0	0	0	0	0	0	0	32306	71040	0	0	0	0	0	32306	71040
2005	0	0	0	0	0	0	0	26988	98027	0	0	0	0	0	26988	98027
2006	0	0	0	0	0	0	0	23303	121330	0	0	0	0	0	23303	121330
2007	0	0	32	0	0	0	32	20378	141708	0	0	0	0	0	20378	141708
2008	0	0	0	0	0	0	0	18289	159997	0	0	0	0	0	18289	159997
2009	0	0	0	0	0	0	0	16224	176222	0	0	0	0	0	16224	176222
2010	0	0	0	0	0	0	0	14445	190666	0	0	0	0	0	14445	190666
2011	0	0	0	0	0	0	0	12963	203629	0	0	0	0	0	12963	203629
2012	0	0	0	0	0	0	0	11684	215313	0	0	0	0	0	11684	215313
2013	0	0	0	0	0	0	0	10595	225908	0	0	0	0	0	10595	225908
2014	0	0	0	0	0	0	0	9666	235574	0	0	0	0	0	9666	235574
2015	0	0	0	0	0	0	0	8854	244428	0	0	0	0	0	8854	244428
2016	0	0	0	0	0	0	0	8132	252560	0	0	0	0	0	8132	252560
2017	0	0	0	0	0	0	0	7484	260044	0	0	0	0	0	7484	260044
2018	0	0	0	0	0	0	0	6903	266947	0	0	0	0	0	6903	266947
2019	0	0	0	0	0	0	0	6376	273323	0	0	0	0	0	6376	273323
2020	0	0	0	0	0	0	0	5896	279219	0	0	0	0	0	5896	279219
2021	0	0	0	0	0	0	0	5456	284676	0	0	0	0	0	5456	284676
Subt	0	16600	849	2000	282	0	19731	284676		0	0	0	0	0	284676	
18 Yr	0	0	0	0	0	0	0	34603		0	0	0	0	0	34603	
Totl	0	16600	849	2000	282	0	19731	319279		0	0	0	0	0	319279	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	160655	145516	127345	113088	105179	89393	77584
Cash Flow	160655	145516	127345	113088	105179	89393	77584

Includes ARTC on Selected Properties

Table: D-2B

Proven Developed, Producing

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

	Reserves								
	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	832.9	30	165691	0.0	3023.3	208.4	312.8	3544.5	0.0
Co Int	529.6	30	47196	0.0	50.3	6.5	22.1	78.9	0.0
Co Net	459.5	21	42118	0.0	38.9	5.2	16.1	60.3	0.0

Net Present Value						
Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	75	137147	0	0	0	137147
10.0	72	57872	0	0	0	57872
12.0	71	52442	0	0	0	52442
15.0	70	46230	0	0	0	46230
18.0	69	41551	0	0	0	41551
20.0	69	39017	0	0	0	39017
25.0	67	34065	0	0	0	34065
30.0	66	30429	0	0	0	30429

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	254	10577	2780	13518	465	2721	227	2869	0	75	0	10871
2003	185	8748	2099	12942	424	2153	260	2770	0	0	0	10282
2004	141	7267	1633	10853	299	1585	229	2572	0	0	0	8399
2005	113	6194	1335	9312	212	1207	203	2393	0	0	0	7056
2006	79	5466	941	8405	163	985	184	2115	0	0	0	6225
2007	72	4931	868	7731	139	844	168	2072	0	0	0	5655
2008	65	4504	802	7204	121	742	154	2043	0	0	0	5189
2009	59	4082	743	6644	103	641	140	1946	0	0	0	4763
2010	52	3763	657	6245	88	566	126	1850	0	0	0	4448
2011	45	3519	583	5943	69	514	108	1788	0	0	0	4185
2012	40	3274	530	5624	35	471	79	1684	0	0	0	3955
2013	35	3067	475	5366	30	433	70	1634	0	0	0	3734
2014	33	2898	446	5149	27	403	64	1619	0	0	0	3536
2015	30	2764	418	4990	23	379	62	1626	0	0	0	3365
2016	28	2640	393	4841	20	358	59	1633	0	0	0	3203
2017	26	2526	369	4703	18	339	57	1643	0	0	0	3051
2018	24	2421	346	4577	16	323	55	1656	0	0	0	2906
2019	22	2310	325	4436	13	308	50	1647	0	0	0	2769
2020	21	2219	305	4326	12	294	49	1662	0	0	0	2638
2021	19	2133	287	4223	11	282	47	1678	0	0	0	2513
Subt			16336	137034	2287	15547	2391	38901	0	75	0	98743
37 Yr			1746	112266	44	6385	1015	68253	0	0	0	38404
Totl			18082	249300	2332	21932	3405	107155	0	75	0	137147
Discounted @10.0%			10363	79308	1631	10154	1444	21760	0	72	0	57872
Cash @12.0%			9626	70862	1545	9399	1314	18807	0	71	0	52442
Streams @15.0%			8738	61581	1433	8520	1163	15769	0	70	0	46230

Includes ARTC on Selected Properties

Table: D-2B

Proven Developed, Producing

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

	Oil						Solution Pipeline Gas				Non-Assoc / Assoc Pipeline Gas					
Year	Wells	Daily	Gross	Co Int	Co Net	Price	Gross	Co Int	Co Net	Price	Wells	Daily	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	13.0	508	185.5	92.8	74.3	29.94	4	4	2	3.63	239.0	51011	18619	3857	3117	3.55
2003	13.0	360	131.4	67.6	56.2	31.04	4	4	3	4.17	238.0	48384	17660	3189	2637	4.10
2004	12.0	265	96.9	51.4	43.8	31.75	4	4	3	4.18	237.0	40255	14693	2649	2236	4.12
2005	12.0	206	75.3	41.4	35.9	32.25	3	3	2	4.18	237.0	34075	12437	2258	1937	4.14
2006	9.0	134	48.8	28.7	24.6	32.75	3	3	2	4.26	235.0	29296	10693	1992	1733	4.22
2007	9.0	117	42.8	26.1	22.5	33.27	3	3	2	4.32	233.0	25538	9321	1797	1580	4.31
2008	9.0	103	37.7	23.7	20.6	33.79	2	2	2	4.41	233.0	22495	8211	1641	1456	4.39
2009	9.0	91	33.3	21.6	19.0	34.33	2	2	1	4.48	230.0	19718	7197	1488	1328	4.47
2010	9.0	65	23.9	18.8	16.6	34.94	2	2	1	4.56	223.0	17033	6217	1371	1232	4.55
2011	3.0	45	16.4	16.4	14.6	35.57	2	2	1	4.64	216.0	14833	5414	1283	1157	4.63
2012	3.0	40	14.7	14.7	13.1	36.12	1	1	1	4.74	196.0	11995	4378	1194	1083	4.71
2013	2.0	35	13.0	13.0	11.7	36.68	0	0	0	0.00	196.0	10620	3876	1120	1018	4.80
2014	2.0	33	12.0	12.0	10.9	37.23	0	0	0	0.00	175.0	9304	3396	1058	964	4.87
2015	2.0	30	11.1	11.1	10.2	37.78	0	0	0	0.00	162.0	8566	3126	1009	922	4.95
2016	2.0	28	10.2	10.2	9.5	38.34	0	0	0	0.00	160.0	7925	2893	964	881	5.02
2017	2.0	26	9.5	9.5	8.8	38.91	0	0	0	0.00	158.0	7352	2683	922	844	5.10
2018	2.0	24	8.8	8.8	8.2	39.48	0	0	0	0.00	158.0	6851	2501	884	810	5.18
2019	2.0	22	8.1	8.1	7.6	40.07	0	0	0	0.00	157.0	6342	2315	843	775	5.26
2020	2.0	21	7.5	7.5	7.1	40.67	0	0	0	0.00	157.0	5922	2161	810	745	5.34
2021	2.0	19	6.9	6.9	6.6	41.27	0	0	0	0.00	157.0	5535	2020	779	717	5.42
Subt			793.7	490.5	421.8		30	30	21				139813	31106	27172	
37 Yr			39.2	39.2	37.7		0	0	0				25879	16090	14947	
Totl			832.9	529.6	459.5		30	30	21				165691	47196	42118	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

	Propane				Butane				PentanePlus			
Year	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2002	288.4	7.2	5.4	16.73	26.7	0.8	0.7	17.81	48.1	5.0	3.6	29.98
2003	340.4	7.4	5.6	17.35	31.9	1.0	0.8	18.46	50.3	3.9	2.8	31.10
2004	297.5	5.8	4.5	17.74	28.2	0.9	0.7	18.88	42.5	2.9	2.1	31.77
2005	260.8	4.5	3.5	18.01	25.0	0.8	0.6	19.18	36.3	2.2	1.6	32.23
2006	229.6	3.8	3.0	18.29	22.1	0.7	0.6	19.47	31.4	1.8	1.3	32.69
2007	202.8	3.3	2.6	18.56	19.5	0.6	0.5	19.76	27.3	1.4	1.1	33.18
2008	179.8	2.9	2.3	18.85	17.2	0.5	0.4	20.06	23.9	1.2	0.9	33.66
2009	156.4	2.6	2.0	19.13	15.2	0.5	0.4	20.37	20.9	1.0	0.8	34.19
2010	130.6	2.2	1.7	19.42	13.5	0.4	0.3	20.67	18.4	0.8	0.6	34.81
2011	113.2	1.8	1.4	19.71	9.1	0.3	0.2	20.99	12.4	0.6	0.4	35.19
2012	88.9	1.2	0.9	20.02	0.0	0.0	0.0	0.00	0.2	0.2	0.1	34.05
2013	80.6	1.0	0.8	20.32	0.0	0.0	0.0	0.00	0.2	0.2	0.1	34.51
2014	73.1	0.9	0.7	20.62	0.0	0.0	0.0	0.00	0.1	0.1	0.1	34.91
2015	66.4	0.8	0.7	20.93	0.0	0.0	0.0	0.00	0.1	0.1	0.1	35.43
2016	60.3	0.7	0.6	21.25	0.0	0.0	0.0	0.00	0.1	0.1	0.1	36.00
2017	54.7	0.7	0.5	21.57	0.0	0.0	0.0	0.00	0.1	0.1	0.1	36.58
2018	49.7	0.6	0.5	21.89	0.0	0.0	0.0	0.00	0.1	0.1	0.1	37.17
2019	44.7	0.4	0.3	22.22	0.0	0.0	0.0	0.00	0.1	0.1	0.1	37.77
2020	40.7	0.4	0.3	22.55	0.0	0.0	0.0	0.00	0.1	0.1	0.1	38.38
2021	37.0	0.3	0.3	22.89	0.0	0.0	0.0	0.00	0.1	0.1	0.0	39.00
Subt	2795.7	48.8	37.8		208.4	6.5	5.2		312.6	21.9	16.0	
37 Yr	227.6	1.4	1.2		0.0	0.0	0.0		0.2	0.2	0.2	
Totl	3023.3	50.3	38.9		208.4	6.5	5.2		312.8	22.1	16.1	

Includes ARTC on Selected Properties

Table: D-2B

Proven Developed,
Producing

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

	Revenue						Royalties				GCA	Min	Lease	Plant		Oper
Year	Oil	Gas	NGL	Sul	Roy	Other	Crown	Prod	Res	Sul	rec'd	Taxes	Exp	Exp	NPI	Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	2780	13518	287	0	179	0	2928	0	229	0	237	26	2869	0	0	10946
2003	2099	12942	268	0	156	0	2295	0	265	0	181	34	2770	0	0	10282
2004	1633	10853	212	0	87	0	1690	0	237	0	142	29	2572	0	0	8399
2005	1335	9312	168	0	45	0	1287	0	212	0	113	24	2393	0	0	7056
2006	941	8405	141	0	22	0	1048	0	193	0	92	20	2115	0	0	6225
2007	868	7731	121	0	18	0	896	0	176	0	76	17	2072	0	0	5655
2008	802	7204	106	0	14	0	785	0	161	0	65	14	2043	0	0	5189
2009	743	6644	93	0	10	0	677	0	147	0	55	12	1946	0	0	4763
2010	657	6245	80	0	7	0	597	0	132	0	46	10	1850	0	0	4448
2011	583	5943	63	0	6	0	543	0	113	0	41	7	1788	0	0	4185
2012	530	5624	30	0	5	0	501	0	83	0	36	3	1684	0	0	3955
2013	475	5366	26	0	4	0	460	0	73	0	33	2	1634	0	0	3734
2014	446	5149	23	0	4	0	427	0	67	0	30	2	1619	0	0	3536
2015	418	4990	21	0	1	0	402	0	65	0	28	2	1626	0	0	3365
2016	393	4841	20	0	0	0	380	0	62	0	26	1	1633	0	0	3203
2017	369	4703	18	0	0	0	360	0	60	0	25	1	1643	0	0	3051
2018	346	4577	16	0	0	0	342	0	58	0	23	1	1656	0	0	2906
2019	325	4436	13	0	0	0	326	0	53	0	22	1	1647	0	0	2769
2020	305	4326	12	0	0	0	312	0	51	0	21	1	1662	0	0	2638
2021	287	4223	11	0	0	0	299	0	50	0	20	1	1678	0	0	2513
Subt	16336	137034	1729	0	558	0	16554	0	2489	0	1313	207	38901	0	0	98818
37 Yr	1746	112266	44	0	0	0	6741	0	1069	0	414	3	68253	0	0	38404
Totl	18082	249300	1773	0	558	0	23296	0	3559	0	1727	210	107155	0	0	137222

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

	Intangible		Tangible			CEDIP	Total	Net	Cum	ARTC	Aband		Loan Repmt		Cash	Cum
Year	CEE	CDE	Cl 41	Plant	Other	COGPE	Cap	Rev	NetRev	CapGCA	Cost	Ovhd	Prin	Int	Flow	CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	0	75	0	0	0	75	10871	10871	0	0	0	0	0	10871	10871
2003	0	0	0	0	0	0	0	10282	21153	0	0	0	0	0	10282	21153
2004	0	0	0	0	0	0	0	8399	29552	0	0	0	0	0	8399	29552
2005	0	0	0	0	0	0	0	7056	36608	0	0	0	0	0	7056	36608
2006	0	0	0	0	0	0	0	6225	42833	0	0	0	0	0	6225	42833
2007	0	0	0	0	0	0	0	5655	48488	0	0	0	0	0	5655	48488
2008	0	0	0	0	0	0	0	5189	53677	0	0	0	0	0	5189	53677
2009	0	0	0	0	0	0	0	4763	58440	0	0	0	0	0	4763	58440
2010	0	0	0	0	0	0	0	4448	62888	0	0	0	0	0	4448	62888
2011	0	0	0	0	0	0	0	4185	67073	0	0	0	0	0	4185	67073
2012	0	0	0	0	0	0	0	3955	71028	0	0	0	0	0	3955	71028
2013	0	0	0	0	0	0	0	3734	74762	0	0	0	0	0	3734	74762
2014	0	0	0	0	0	0	0	3536	78298	0	0	0	0	0	3536	78298
2015	0	0	0	0	0	0	0	3365	81662	0	0	0	0	0	3365	81662
2016	0	0	0	0	0	0	0	3203	84865	0	0	0	0	0	3203	84865
2017	0	0	0	0	0	0	0	3051	87916	0	0	0	0	0	3051	87916
2018	0	0	0	0	0	0	0	2906	90822	0	0	0	0	0	2906	90822
2019	0	0	0	0	0	0	0	2769	93591	0	0	0	0	0	2769	93591
2020	0	0	0	0	0	0	0	2638	96230	0	0	0	0	0	2638	96230
2021	0	0	0	0	0	0	0	2513	98743	0	0	0	0	0	2513	98743
Subt	0	0	75	0	0	0	75	98743		0	0	0	0	0	98743	
37 Yr	0	0	0	0	0	0	0	38404		0	0	0	0	0	38404	
Totl	0	0	75	0	0	0	75	137147		0	0	0	0	0	137147	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	57872	52442	46230	41551	39017	34065	30429
Cash Flow	57872	52442	46230	41551	39017	34065	30429

Includes ARTC on Selected Properties

Table: D-2C

Proven Developed,
Non-Producing

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

	Reserves								
	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	0.0	0	23774	0.0	0.0	0.0	31.8	31.8	0.0
Co Int	0.0	0	19552	0.0	0.0	0.0	6.5	6.5	0.0
Co Net	0.0	0	17277	0.0	0.0	0.0	4.4	4.4	0.0

Net Present Value						
Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	3122	73709	0	0	0	73709
10.0	2965	24912	0	0	0	24912
12.0	2937	21969	0	0	0	21969
15.0	2895	18641	0	0	0	18641
18.0	2855	16162	0	0	0	16162
20.0	2829	14832	0	0	0	14832
25.0	2767	12260	0	0	0	12260
30.0	2709	10404	0	0	0	10404

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	2431	0	3231	46	527	5	136	0	3122	0	-513
2003	0	4021	0	6087	41	882	33	331	0	0	0	4884
2004	0	3524	0	5351	31	745	27	300	0	0	0	4311
2005	0	3115	0	4732	24	633	23	276	0	0	0	3825
2006	0	2774	0	4290	18	555	19	256	0	0	0	3477
2007	0	2487	0	3913	14	491	16	240	0	0	0	3180
2008	0	2242	0	3592	11	438	14	227	0	0	0	2924
2009	0	2020	0	3297	8	383	12	200	0	0	0	2709
2010	0	1807	0	3007	5	336	10	145	0	0	0	2522
2011	0	1636	0	2773	4	298	8	114	0	0	0	2356
2012	0	1474	0	2549	2	267	7	69	0	0	0	2209
2013	0	1357	0	2387	1	242	6	64	0	0	0	2077
2014	0	1253	0	2237	1	221	4	61	0	0	0	1952
2015	0	1159	0	2101	1	202	4	57	0	0	0	1839
2016	0	1075	0	1978	1	186	3	54	0	0	0	1736
2017	0	994	0	1858	0	171	2	46	0	0	0	1639
2018	0	926	0	1757	0	158	1	43	0	0	0	1554
2019	0	864	0	1664	0	147	1	41	0	0	0	1476
2020	0	807	0	1578	0	137	0	39	0	0	0	1403
2021	0	755	0	1499	0	127	0	37	0	0	0	1335
Subt			0	59881	208	7146	192	2737	0	3122	0	46892
44 Yr			0	47885	0	3013	47	18009	0	0	0	26817
Totl			0	107767	208	10158	239	20746	0	3122	0	73709
Discounted	@10.0%		0	33840	158	4272	120	1729	0	2965	0	24912
Cash	@12.0%		0	30306	150	3896	111	1544	0	2937	0	21969
Streams	@15.0%		0	26300	141	3452	101	1352	0	2895	0	18641

Includes ARTC on Selected Properties

Table: D-2C

Proven Developed,
Non-Producing

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

Year	---------Non-Assoc / Assoc Pipeline Gas--------					
	Wells	Daily	Gross	Co Int	Co Net	Price
		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	3.0	5516	2013	887	724	3.64
2003	3.0	6290	2296	1468	1215	4.15
2004	3.0	5163	1884	1286	1077	4.16
2005	3.0	4301	1570	1137	961	4.16
2006	3.0	3634	1326	1013	864	4.24
2007	3.0	3112	1136	908	780	4.31
2008	3.0	2699	985	818	709	4.39
2009	3.0	2355	860	737	643	4.47
2010	2.0	2054	750	660	579	4.56
2011	2.0	1819	664	597	526	4.64
2012	1.0	1612	588	538	476	4.74
2013	1.0	1461	533	495	440	4.82
2014	1.0	1332	486	457	408	4.89
2015	1.0	1220	445	423	379	4.97
2016	1.0	1122	410	392	352	5.04
2017	1.0	1013	370	363	327	5.12
2018	0.0	942	344	338	305	5.20
2019	0.0	879	321	315	285	5.28
2020	0.0	821	300	295	267	5.36
2021	0.0	767	280	276	251	5.44
Subt			17561	13404	11567	
44 Yr			6214	6149	5711	
Totl			23774	19552	17277	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

Year	--------PentanePlus--------			
	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl
2002	8.7	1.5	1.0	30.43
2003	6.5	1.3	0.9	31.07
2004	4.7	1.0	0.7	31.72
2005	3.4	0.7	0.5	32.13
2006	2.5	0.6	0.4	32.54
2007	1.8	0.4	0.3	32.93
2008	1.3	0.3	0.2	33.31
2009	0.9	0.2	0.2	33.77
2010	0.7	0.2	0.1	34.49
2011	0.5	0.1	0.1	35.17
2012	0.3	0.1	0.0	36.60
2013	0.2	0.0	0.0	37.15
2014	0.2	0.0	0.0	37.71
2015	0.1	0.0	0.0	38.28
2016	0.1	0.0	0.0	38.85
2017	0.0	0.0	0.0	39.43
2018	0.0	0.0	0.0	0.00
2019	0.0	0.0	0.0	0.00
2020	0.0	0.0	0.0	0.00
2021	0.0	0.0	0.0	0.00
Subt	31.8	6.5	4.4	
44 Yr	0.0	0.0	0.0	
Totl	31.8	6.5	4.4	

Includes ARTC on Selected Properties

Table: D-2C

Proven Developed,
Non-Producing

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
----	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	3231	46	0	0	0	564	0	5	0	39	2	136	0	0	2609
2003	0	6087	41	0	0	0	944	0	34	0	68	5	331	0	0	4884
2004	0	5351	31	0	0	0	796	0	29	0	56	4	300	0	0	4311
2005	0	4732	24	0	0	0	675	0	24	0	47	3	276	0	0	3825
2006	0	4290	18	0	0	0	592	0	20	0	40	3	256	0	0	3477
2007	0	3913	14	0	0	0	522	0	17	0	34	2	240	0	0	3180
2008	0	3592	11	0	0	0	465	0	14	0	30	2	227	0	0	2924
2009	0	3297	8	0	0	0	407	0	12	0	25	2	200	0	0	2709
2010	0	3007	5	0	0	0	355	0	10	0	21	1	145	0	0	2522
2011	0	2773	4	0	0	0	315	0	9	0	18	1	114	0	0	2356
2012	0	2549	2	0	0	0	280	0	7	0	15	1	69	0	0	2209
2013	0	2387	1	0	0	0	255	0	6	0	14	1	64	0	0	2077
2014	0	2237	1	0	0	0	232	0	5	0	12	1	61	0	0	1952
2015	0	2101	1	0	0	0	213	0	4	0	11	1	57	0	0	1839
2016	0	1978	1	0	0	0	196	0	3	0	10	1	54	0	0	1736
2017	0	1858	0	0	0	0	180	0	2	0	10	0	46	0	0	1639
2018	0	1757	0	0	0	0	167	0	1	0	9	0	43	0	0	1554
2019	0	1664	0	0	0	0	155	0	1	0	8	0	41	0	0	1476
2020	0	1578	0	0	0	0	144	0	0	0	8	0	39	0	0	1403
2021	0	1499	0	0	0	0	134	0	0	0	7	0	37	0	0	1335
Subt	0	59881	208	0	0	0	7588	0	203	0	483	29	2737	0	0	50015
44 Yr	0	47885	0	0	0	0	3179	0	49	0	169	0	18009	0	0	26817
Totl	0	107767	208	0	0	0	10768	0	252	0	652	30	20746	0	0	76832

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
----	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	3097	25	0	0	0	3122	-513	-513	0	0	0	0	0	-513	-513
2003	0	0	0	0	0	0	0	4884	4370	0	0	0	0	0	4884	4370
2004	0	0	0	0	0	0	0	4311	8681	0	0	0	0	0	4311	8681
2005	0	0	0	0	0	0	0	3825	12506	0	0	0	0	0	3825	12506
2006	0	0	0	0	0	0	0	3477	15983	0	0	0	0	0	3477	15983
2007	0	0	0	0	0	0	0	3180	19162	0	0	0	0	0	3180	19162
2008	0	0	0	0	0	0	0	2924	22086	0	0	0	0	0	2924	22086
2009	0	0	0	0	0	0	0	2709	24796	0	0	0	0	0	2709	24796
2010	0	0	0	0	0	0	0	2522	27318	0	0	0	0	0	2522	27318
2011	0	0	0	0	0	0	0	2356	29674	0	0	0	0	0	2356	29674
2012	0	0	0	0	0	0	0	2209	31883	0	0	0	0	0	2209	31883
2013	0	0	0	0	0	0	0	2077	33959	0	0	0	0	0	2077	33959
2014	0	0	0	0	0	0	0	1952	35911	0	0	0	0	0	1952	35911
2015	0	0	0	0	0	0	0	1839	37750	0	0	0	0	0	1839	37750
2016	0	0	0	0	0	0	0	1736	39486	0	0	0	0	0	1736	39486
2017	0	0	0	0	0	0	0	1639	41125	0	0	0	0	0	1639	41125
2018	0	0	0	0	0	0	0	1554	42678	0	0	0	0	0	1554	42678
2019	0	0	0	0	0	0	0	1476	44154	0	0	0	0	0	1476	44154
2020	0	0	0	0	0	0	0	1403	45557	0	0	0	0	0	1403	45557
2021	0	0	0	0	0	0	0	1335	46892	0	0	0	0	0	1335	46892
Subt	0	3097	25	0	0	0	3122	46892		0	0	0	0	0	46892	
44 Yr	0	0	0	0	0	0	0	26817		0	0	0	0	0	26817	
Totl	0	3097	25	0	0	0	3122	73709		0	0	0	0	0	73709	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	24912	21969	18641	16162	14832	12260	10404
Cash Flow	24912	21969	18641	16162	14832	12260	10404

Includes ARTC on Selected Properties

Table: D-2D

Proven
Undeveloped

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

	Reserves								
	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	0.0	0	35131	0.0	0.0	0.0	19.4	19.4	0.0
Co Int	0.0	0	32734	0.0	0.0	0.0	11.2	11.2	0.0
Co Net	0.0	0	27708	0.0	0.0	0.0	7.6	7.6	0.0

Net Present Value						
Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap CCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	16533	108422	0	0	0	108422
10.0	15651	77871	0	0	0	77871
12.0	15491	71105	0	0	0	71105
15.0	15260	62474	0	0	0	62474
18.0	15038	55374	0	0	0	55374
20.0	14896	51330	0	0	0	51330
25.0	14558	43068	0	0	0	43068
30.0	14241	36751	0	0	0	36751

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	8331	0	10907	12	1532	82	641	0	15270	0	-6607
2003	0	17445	0	26354	40	3662	187	1498	0	1231	0	19817
2004	0	16249	0	24619	53	3390	148	1537	0	0	0	19597
2005	0	13247	0	20099	41	2557	113	1364	0	0	0	16106
2006	0	10931	0	16895	32	2003	89	1233	0	0	0	13601
2007	0	9112	0	14342	26	1587	72	1134	0	32	0	11543
2008	0	7875	0	12650	21	1345	58	1091	0	0	0	10176
2009	0	6648	0	10864	17	1062	47	1020	0	0	0	8752
2010	0	5586	0	9281	15	829	39	953	0	0	0	7475
2011	0	4740	0	8007	13	663	32	903	0	0	0	6422
2012	0	4021	0	6906	11	538	27	832	0	0	0	5521
2013	0	3436	0	5999	10	440	22	763	0	0	0	4784
2014	0	2989	0	5298	9	367	18	744	0	0	0	4178
2015	0	2607	0	4690	8	307	15	725	0	0	0	3650
2016	0	2282	0	4167	7	259	12	710	0	0	0	3193
2017	0	2006	0	3717	7	219	10	700	0	0	0	2795
2018	0	1767	0	3324	6	186	8	693	0	0	0	2443
2019	0	1560	0	2979	6	159	6	688	0	0	0	2132
2020	0	1380	0	2674	5	135	5	685	0	0	0	1855
2021	0	1192	0	2350	4	111	4	632	0	0	0	1608
Subt			0	196125	342	21353	993	18547	0	16533	0	139040
44 Yr			0	-102289	22	-5967	-700	-64982	0	0	0	-30618
Totl			0	93835	364	15386	294	-46435	0	16533	0	108422
Discounted	@10.0%		0	116602	206	13962	646	8679	0	15651	0	77871
Cash	@12.0%		0	108242	189	13095	612	8128	0	15491	0	71105
Streams	@15.0%		0	97284	168	11950	563	7206	0	15260	0	62474

Includes ARTC on Selected Properties

Table: D-2D

Proven
Undeveloped

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

Year	Non-Assoc / Assoc Pipeline Gas					
	Wells	Daily	Gross	Co Int	Co Net	Price
		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	29.0	8553	3122	3041	2520	3.59
2003	102.0	18630	6800	6367	5283	4.14
2004	102.0	17752	6479	5931	4947	4.15
2005	102.0	14298	5219	4835	4102	4.16
2006	102.0	11670	4259	3990	3435	4.23
2007	102.0	9635	3517	3326	2901	4.31
2008	102.0	8248	3010	2874	2528	4.40
2009	102.0	6916	2524	2426	2157	4.48
2010	102.0	5781	2110	2039	1831	4.55
2011	102.0	4882	1782	1730	1566	4.63
2012	102.0	4126	1506	1468	1337	4.71
2013	99.0	3515	1283	1254	1149	4.78
2014	99.0	3050	1113	1091	1005	4.86
2015	99.0	2643	965	952	880	4.93
2016	98.0	2304	841	833	774	5.00
2017	98.0	2025	739	732	683	5.08
2018	98.0	1784	651	645	604	5.15
2019	98.0	1575	575	569	535	5.23
2020	98.0	1393	508	504	475	5.31
2021	98.0	1204	439	435	412	5.40
Subt			47444	45043	39125	
44 Yr			-12313	-12309	-11418	
Totl			35131	32734	27708	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

Year	PentanePlus			
	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl
2002	0.4	0.4	0.3	27.74
2003	2.7	1.3	0.9	29.86
2004	3.9	1.7	1.2	30.75
2005	2.8	1.3	0.9	31.15
2006	2.0	1.0	0.7	31.54
2007	1.5	0.8	0.5	31.93
2008	1.1	0.6	0.4	32.32
2009	0.9	0.5	0.4	32.73
2010	0.7	0.4	0.3	33.16
2011	0.5	0.4	0.3	33.60
2012	0.4	0.3	0.2	34.07
2013	0.4	0.3	0.2	34.55
2014	0.3	0.3	0.2	35.06
2015	0.2	0.2	0.2	35.50
2016	0.2	0.2	0.1	36.00
2017	0.2	0.2	0.1	36.58
2018	0.2	0.2	0.1	37.17
2019	0.2	0.2	0.1	37.77
2020	0.1	0.1	0.1	38.38
2021	0.1	0.1	0.1	39.00
Subt	18.8	10.6	7.3	
44 Yr	0.5	0.5	0.4	
Totl	19.4	11.2	7.6	

Includes ARTC on Selected Properties

Table: D-2D

Proven
Undeveloped

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

	Revenue						Royalties			GCA	Min	Lease	Plant		Oper
Year	Oil	Gas	NGL	Sul	Roy	Other	Crown	Prod	Res	Sul	rec'd	Taxes	Exp	Exp	NPI	Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	10907	12	0	0	0	1659	0	87	0	146	15	641	0	0	8663
2003	0	26354	40	0	0	0	3928	0	197	0	308	32	1498	0	0	21048
2004	0	24619	53	0	0	0	3666	0	157	0	303	19	1537	0	0	19597
2005	0	20099	41	0	0	0	2770	0	119	0	231	12	1364	0	0	16106
2006	0	16895	32	0	0	0	2168	0	94	0	177	8	1233	0	0	13601
2007	0	14342	26	0	0	0	1716	0	76	0	138	6	1134	0	0	11576
2008	0	12650	21	0	0	0	1451	0	61	0	113	4	1091	0	0	10176
2009	0	10864	17	0	0	0	1146	0	50	0	90	3	1020	0	0	8752
2010	0	9281	15	0	0	0	896	0	41	0	72	2	953	0	0	7475
2011	0	8007	13	0	0	0	718	0	34	0	58	2	903	0	0	6422
2012	0	6906	11	0	0	0	582	0	28	0	48	1	832	0	0	5521
2013	0	5999	10	0	0	0	477	0	23	0	40	1	763	0	0	4784
2014	0	5298	9	0	0	0	398	0	19	0	33	1	744	0	0	4178
2015	0	4690	8	0	0	0	334	0	16	0	28	1	725	0	0	3650
2016	0	4167	7	0	0	0	282	0	13	0	24	1	710	0	0	3193
2017	0	3717	7	0	0	0	239	0	10	0	21	0	700	0	0	2795
2018	0	3324	6	0	0	0	204	0	8	0	18	0	693	0	0	2443
2019	0	2979	6	0	0	0	174	0	7	0	16	0	688	0	0	2132
2020	0	2674	5	0	0	0	149	0	5	0	14	0	685	0	0	1855
2021	0	2350	4	0	0	0	122	0	4	0	11	0	632	0	0	1608
Subt	0	196125	342	0	0	0	23078	0	1048	0	1890	110	18547	0	0	155573
44 Yr	0	-102289	22	0	0	0	-6275	0	-737	0	-345	1	-64982	0	0	-30618
Totl	0	93835	364	0	0	0	16803	0	311	0	1545	110	-46435	0	0	124955

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

	Intangible		Tangible			CEDIP	Total	Net	Cum	ARTC	Aband		Loan Repmt		Cash	Cum
Year	CEE	CDE	Cl 41	Plant	Other	COGPE	Cap	Rev	NetRev	CapGCA	Cost	Ovhd	Prin	Int	Flow	CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	12690	450	2000	130	0	15270	-6607	-6607	0	0	0	0	0	-6607	-6607
2003	0	812	266	0	152	0	1231	19817	13210	0	0	0	0	0	19817	13210
2004	0	0	0	0	0	0	0	19597	32807	0	0	0	0	0	19597	32807
2005	0	0	0	0	0	0	0	16106	48913	0	0	0	0	0	16106	48913
2006	0	0	0	0	0	0	0	13601	62514	0	0	0	0	0	13601	62514
2007	0	0	32	0	0	0	32	11543	74057	0	0	0	0	0	11543	74057
2008	0	0	0	0	0	0	0	10176	84234	0	0	0	0	0	10176	84234
2009	0	0	0	0	0	0	0	8752	92986	0	0	0	0	0	8752	92986
2010	0	0	0	0	0	0	0	7475	100461	0	0	0	0	0	7475	100461
2011	0	0	0	0	0	0	0	6422	106882	0	0	0	0	0	6422	106882
2012	0	0	0	0	0	0	0	5521	112403	0	0	0	0	0	5521	112403
2013	0	0	0	0	0	0	0	4784	117187	0	0	0	0	0	4784	117187
2014	0	0	0	0	0	0	0	4178	121365	0	0	0	0	0	4178	121365
2015	0	0	0	0	0	0	0	3650	125015	0	0	0	0	0	3650	125015
2016	0	0	0	0	0	0	0	3193	128209	0	0	0	0	0	3193	128209
2017	0	0	0	0	0	0	0	2795	131003	0	0	0	0	0	2795	131003
2018	0	0	0	0	0	0	0	2443	133446	0	0	0	0	0	2443	133446
2019	0	0	0	0	0	0	0	2132	135578	0	0	0	0	0	2132	135578
2020	0	0	0	0	0	0	0	1855	137433	0	0	0	0	0	1855	137433
2021	0	0	0	0	0	0	0	1608	139040	0	0	0	0	0	1608	139040
Subt	0	13502	749	2000	282	0	16533	139040		0	0	0	0	0	139040	
44 Yr	0	0	0	0	0	0	0	-30618		0	0	0	0	0	-30618	
Totl	0	13502	749	2000	282	0	16533	108422		0	0	0	0	0	108422	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	77871	71105	62474	55374	51330	43068	36751
Cash Flow	77871	71105	62474	55374	51330	43068	36751

Includes ARTC on Selected Properties

Table: D-2E

Probable

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	109.4	0	13863	0.0	12.2	0.0	16.8	29.0	0.0
Co Int	57.6	0	10476	0.0	2.7	0.0	7.0	9.7	0.0
Co Net	50.2	0	9305	0.0	2.3	0.0	4.8	7.0	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	66	33362	0	0	0	33362
10.0	61	6496	0	0	0	6496
12.0	60	5397	0	0	0	5397
15.0	59	4278	0	0	0	4278
18.0	58	3525	0	0	0	3525
20.0	57	3147	0	0	0	3147
25.0	55	2461	0	0	0	2461
30.0	53	1999	0	0	0	1999

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	1	72	14	91	3	25	-3	13	0	66	0	7
2003	4	400	42	568	49	153	-1	54	0	0	0	454
2004	5	634	61	933	47	245	3	81	0	0	0	712
2005	6	708	66	1052	33	260	6	97	0	0	0	787
2006	14	721	167	1091	28	263	7	200	0	0	0	816
2007	4	706	49	1086	23	243	7	110	0	0	0	799
2008	4	673	53	1059	17	229	7	108	0	0	0	785
2009	5	648	56	1037	13	212	7	121	0	0	0	766
2010	6	644	74	1044	13	195	8	181	0	0	0	748
2011	7	613	87	1009	12	173	8	203	0	0	0	724
2012	7	588	84	984	11	154	8	219	0	0	0	700
2013	6	529	81	904	10	133	7	181	0	0	0	675
2014	5	480	62	836	8	115	7	134	0	0	0	650
2015	3	444	46	786	7	102	6	103	0	0	0	629
2016	3	398	46	718	6	89	6	68	0	0	0	607
2017	3	378	47	693	6	82	6	69	0	0	0	589
2018	3	358	47	666	5	75	6	66	0	0	0	571
2019	3	343	47	648	6	69	7	73	0	0	0	552
2020	3	321	47	616	6	64	7	67	0	0	0	532
2021	3	320	47	621	6	61	6	89	0	0	0	517
Subt			1224	16444	308	2943	115	2234	0	66	0	12619
28 Yr			1081	47146	93	2722	258	24597	0	0	0	20743
Totl			2305	63590	402	5665	373	26832	0	66	0	33362
Discounted @10.0%			627	9163	189	1608	55	1760	0	61	0	6496
Cash @12.0%			533	7467	172	1403	43	1271	0	60	0	5397
Streams @15.0%			433	5831	152	1177	32	871	0	59	0	4278

Includes ARTC on Selected Properties
Probable Reserves and Values Are Risked

Table: D-2E

Probable

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

Year	Oil Wells	Oil Daily	Oil Gross	Oil Co Int	Oil Co Net	Oil Price	Non-Assoc / Assoc Pipeline Gas Wells	Gas Daily	Gas Gross	Gas Co Int	Gas Co Net	Gas Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	0.0	4	1.3	0.5	0.4	29.67	0.0	221	81	26	20	3.49
2003	0.0	10	3.7	1.4	1.0	30.80	2.0	1465	535	146	108	4.13
2004	0.0	14	5.1	1.9	1.4	31.51	2.0	1980	723	231	169	4.14
2005	0.0	15	5.6	2.1	1.6	31.96	2.0	1841	672	258	190	4.12
2006	3.0	32	11.8	5.1	4.6	32.65	3.0	1674	611	263	196	4.18
2007	0.0	12	4.5	1.5	1.2	32.77	3.0	1503	548	258	196	4.24
2008	0.0	13	4.7	1.6	1.3	33.31	3.0	1310	478	246	189	4.32
2009	0.0	13	4.7	1.7	1.3	33.86	3.0	1159	423	236	185	4.38
2010	6.0	20	7.5	2.2	1.8	34.14	4.0	1061	387	235	189	4.44
2011	6.0	26	9.4	2.5	2.1	34.57	5.0	954	348	224	183	4.51
2012	6.0	23	8.5	2.4	2.0	35.17	5.0	869	317	214	179	4.59
2013	6.0	21	7.6	2.3	1.9	35.78	5.0	754	275	193	163	4.68
2014	6.0	11	4.1	1.7	1.4	36.68	4.0	650	237	175	150	4.77
2015	0.0	3	1.2	1.2	1.0	37.78	4.0	589	215	162	140	4.85
2016	0.0	3	1.2	1.2	1.0	38.34	2.0	514	188	145	126	4.94
2017	0.0	3	1.2	1.2	1.0	38.91	3.0	486	178	138	121	5.02
2018	0.0	3	1.2	1.2	1.0	39.48	3.0	449	164	131	115	5.10
2019	0.0	3	1.2	1.2	1.0	40.07	3.0	430	157	125	111	5.18
2020	0.0	3	1.2	1.2	1.0	40.67	2.0	385	140	117	104	5.25
2021	0.0	3	1.1	1.1	1.0	41.27	3.0	374	137	117	104	5.32
Subt			86.8	35.0	28.9				6814	3642	2938	
28 Yr			22.6	22.6	21.3				7049	6834	6367	
Totl			109.4	57.6	50.2				13863	10476	9305	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

Year	Propane Gross	Propane CoInt	Propane CoNet	Propane Price	PentanePlus Gross	PentanePlus CoInt	PentanePlus CoNet	PentanePlus Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2002	0.0	0.0	0.0	16.73	0.3	0.1	0.1	29.57
2003	0.1	0.0	0.0	17.35	1.6	0.4	0.3	31.16
2004	0.2	0.0	0.0	17.74	2.4	0.7	0.5	31.86
2005	0.2	0.0	0.0	18.01	2.0	0.6	0.4	32.17
2006	0.4	0.1	0.0	18.29	1.7	0.5	0.4	32.52
2007	0.5	0.1	0.1	18.56	1.4	0.5	0.3	32.89
2008	0.5	0.1	0.1	18.85	1.1	0.4	0.3	33.25
2009	0.5	0.1	0.1	19.13	0.9	0.4	0.2	33.58
2010	0.5	0.1	0.1	19.42	0.8	0.3	0.2	33.83
2011	0.5	0.1	0.1	19.71	0.7	0.3	0.2	34.20
2012	0.5	0.1	0.1	20.02	0.6	0.3	0.2	34.59
2013	0.4	0.1	0.1	20.32	0.4	0.2	0.2	35.10
2014	0.2	0.1	0.1	20.62	0.4	0.2	0.1	35.64
2015	0.2	0.1	0.1	20.93	0.3	0.2	0.1	36.18
2016	0.3	0.1	0.1	21.25	0.2	0.1	0.1	36.73
2017	0.3	0.1	0.1	21.57	0.2	0.1	0.1	37.29
2018	0.3	0.1	0.1	21.89	0.2	0.1	0.1	37.76
2019	0.5	0.1	0.1	22.22	0.1	0.1	0.1	38.14
2020	0.5	0.1	0.1	22.55	0.1	0.1	0.1	38.68
2021	0.5	0.1	0.1	22.89	0.1	0.1	0.1	39.14
Subt	7.0	1.4	1.2		15.4	5.7	3.9	
28 Yr	5.3	1.3	1.1		1.3	1.3	0.9	
Totl	12.2	2.7	2.3		16.8	7.0	4.8	

Includes ARTC on Selected Properties
Probable Reserves and Values Are Risked

Table: D-2E

Probable

ADVANTAGE ENERGY INCOME FUND
Gascan Properties - Esc
Prodn Start Jan 01, 2002

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	14	91	3	0	0	0	29	0	-3	0	4	1	13	0	0	73
2003	42	568	14	0	35	0	167	0	-3	0	14	2	54	0	0	454
2004	61	933	22	0	25	0	268	0	1	0	25	3	81	0	0	712
2005	66	1052	20	0	12	0	289	0	6	0	31	3	97	0	0	787
2006	167	1091	19	0	9	0	293	0	7	0	33	3	200	0	0	816
2007	49	1086	17	0	7	0	273	0	7	0	32	2	110	0	0	799
2008	53	1059	15	0	2	0	257	0	8	0	31	2	108	0	0	785
2009	56	1037	13	0	0	0	239	0	8	0	29	2	121	0	0	766
2010	74	1044	13	0	0	0	220	0	8	0	27	2	181	0	0	748
2011	87	1009	12	0	0	0	196	0	8	0	25	2	203	0	0	724
2012	84	984	11	0	0	0	175	0	8	0	23	1	219	0	0	700
2013	81	904	10	0	0	0	150	0	8	0	20	1	181	0	0	675
2014	62	836	8	0	0	0	130	0	7	0	17	1	134	0	0	650
2015	46	786	7	0	0	0	115	0	6	0	15	1	103	0	0	629
2016	46	718	6	0	0	0	101	0	6	0	13	1	68	0	0	607
2017	47	693	6	0	0	0	92	0	6	0	12	1	69	0	0	589
2018	47	666	5	0	0	0	85	0	6	0	11	1	66	0	0	571
2019	47	648	6	0	0	0	78	0	7	0	10	1	73	0	0	552
2020	47	616	6	0	0	0	71	0	7	0	9	1	67	0	0	532
2021	47	621	6	0	0	0	69	0	7	0	9	1	89	0	0	517
Subt	1224	16444	218	0	90	0	3298	0	115	0	389	33	2234	0	0	12684
28 Yr	1081	47146	93	0	0	0	2933	0	272	0	233	8	24597	0	0	20743
Totl	2305	63590	312	0	90	0	6231	0	387	0	622	41	26832	0	0	33427

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	66	0	0	0	0	66	7	7	0	0	0	0	0	7	7
2003	0	0	0	0	0	0	0	454	461	0	0	0	0	0	454	461
2004	0	0	0	0	0	0	0	712	1174	0	0	0	0	0	712	1174
2005	0	0	0	0	0	0	0	787	1961	0	0	0	0	0	787	1961
2006	0	0	0	0	0	0	0	816	2777	0	0	0	0	0	816	2777
2007	0	0	0	0	0	0	0	799	3576	0	0	0	0	0	799	3576
2008	0	0	0	0	0	0	0	785	4361	0	0	0	0	0	785	4361
2009	0	0	0	0	0	0	0	766	5127	0	0	0	0	0	766	5127
2010	0	0	0	0	0	0	0	748	5874	0	0	0	0	0	748	5874
2011	0	0	0	0	0	0	0	724	6598	0	0	0	0	0	724	6598
2012	0	0	0	0	0	0	0	700	7298	0	0	0	0	0	700	7298
2013	0	0	0	0	0	0	0	675	7973	0	0	0	0	0	675	7973
2014	0	0	0	0	0	0	0	650	8623	0	0	0	0	0	650	8623
2015	0	0	0	0	0	0	0	629	9251	0	0	0	0	0	629	9251
2016	0	0	0	0	0	0	0	607	9858	0	0	0	0	0	607	9858
2017	0	0	0	0	0	0	0	589	10447	0	0	0	0	0	589	10447
2018	0	0	0	0	0	0	0	571	11018	0	0	0	0	0	571	11018
2019	0	0	0	0	0	0	0	552	11570	0	0	0	0	0	552	11570
2020	0	0	0	0	0	0	0	532	12102	0	0	0	0	0	532	12102
2021	0	0	0	0	0	0	0	517	12619	0	0	0	0	0	517	12619
Subt	0	66	0	0	0	0	66	12619		0	0	0	0	0	12619	
28 Yr	0	0	0	0	0	0	0	20743		0	0	0	0	0	20743	
Totl	0	66	0	0	0	0	66	33362		0	0	0	0	0	33362	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	6496	5397	4278	3525	3147	2461	1999
Cash Flow	6496	5397	4278	3525	3147	2461	1999

Includes ARTC on Selected Properties
Probable Reserves and Values Are Risked

Table : D-3
Ranking of Properties

Proven and Probable

ADVANTAGE ENERGY INCOME FUND
As of Date : Jan, 01 2002

Property	Company Interest Reserves				Net Present Value		% of Total	
	Oil Mbbl	Gas MMcf	NGLs Mbbl	Sul MLt	0% M$	10% M$	10% NPV %	Cum% %
Medicine Hat	0.0	93566	0.0	0.0	307753	138181	82.7	82.7
Puskwaskau	0.0	4390	18.0	0.0	13042	10022	6.0	88.7
Sylvia/Widewater	516.9	0	0.0	0.0	10220	5656	3.4	92.0
Girouxville East	0.0	6700	20.1	0.0	8528	4331	2.6	94.6
Minor Properties, AB	70.4	2289	68.2	0.0	6227	4191	2.5	97.1
Marten Hills	0.0	2114	0.0	0.0	5007	3426	2.0	99.2
Liege	0.0	928	0.0	0.0	1864	1343	0.8	100.0
Totals	587.3	109987	106.3	0.0	352640	167151		

Constant Price Case

Tables C-1, on the following pages, summarizes our evaluation, based on constant prices and costs, before income taxes, of certain of the P&NG reserves of Advantage Energy Income Fund acquired from Gascan Resources Ltd., as of January 1, 2002. The table presents summaries of the P&NG reserves for the total proven plus probable, total proven, proven developed producing, proven developed non-producing, proven undeveloped and probable categories valuation.

The values of the solution gas reserves have been included in the values of the oil reserves.

The values of natural gas liquids have been included in the values of oil and gas. The Alberta Royalty Tax Credit (ARTC) and Alberta and British Columbia Capital GCA have been included at the corporate consolidated level only, as applicable.

National Policy No. 2-B

To comply with National Policy No. 2-B, the oil, natural gas and by-product reserves of the Company have been reclassified and the corresponding net present values of the reserves have been recalculated using current prices and costs.

The National Policy No. 2-B definitions as stated in the "Consolidated Ontario Securities Act and Regulation 1994" publication as they pertain to the reserves classifications are:

> *PROVED RESERVES*: Those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.*
>
> **Where reserves are clearly known to exist in a reservoir and would be physically recoverable but cannot be termed "proved reserves" because they are not commercially recoverable due to their remote location (i.e., frontier reserves), these reserves*

should be itemized separately in the report and their special circumstances should be fully explained.

PROVED PRODUCING RESERVES: Those proved reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.

PROVED NON-PRODUCING RESERVES: Those proved reserves that are not currently producing either due to lack of facilities and/or markets.

PROBABLE ADDITIONAL RESERVES: Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggest the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

The correlation between National Policy No. 2-B definitions and those used by Sproule in the detailed evaluation of the Company's reserves can be summarized as follows:

Reserve Classification Correlation

National Policy No. 2-B	Sproule Associates Limited
PROVED	PROVEN
Proved Producing	Proven Developed Producing
Proved Non-Producing	Proven Developed Non-Producing Proven Undeveloped
PROBABLE ADDITIONAL	PROBABLE

The oil, natural gas and natural gas by-products constant prices used in this specific evaluation are based on the January 2002 price forecast of Sproule Associates Limited, which was in effect at the time of this report. The constant prices are:

Oil:		
	Edmonton Par	31.15 $/stb
Natural Gas:		
	Alberta Plantgate	3.47 $/MMBtu
	Alberta Aggregator	2.83 $/MMBtu
Natural Gas By-Products:		
	Propane	15.56 $/bbl
	Butanes	16.73 $/bbl
	Pentanes Plus	29.25 $/bbl

The prices shown in Table C-3 are constant, but adjustments have been made to the crude oil price for quality and transportation, to the natural gas prices, and to the natural gas by-products to reflect actual prices included for each area.

The remaining assumptions relating to the calculation and evaluation of the reserves are presented in the detailed evaluation.

Table C-2 presents a summary of the reserves and net present values on a property-by-property basis and reserve category. Tables C-3 to C-3E present the total forecasts of production, net revenue and net present values, summarized by reserves category.

It is important to note that the estimate of the reserves to be recovered from an oil or gas field is the sum of all the cumulative production until an economic limit is reached. The economic limit is a function of the production forecast, future prices and operating costs (including royalties and taxes) to maintain production. Consequently, when estimates of future prices and costs are changed, economic limits are also altered. In the evaluation process, production forecasts are truncated at the economic limits and thus, reserves estimates vary with price and cost sensitivities, as is the case between escalated and constant price and cost forecasts.

Also, some entities may have reserves assigned to them under one price and cost scenario, but under less favourable price and cost projections, the net present values of the hydrocarbons that could be recovered may not be sufficient to offset the capital investment.

The values of the reserves presented in this unescalated evaluation should not be taken out of context, as they were prepared under the guidelines of constant pricing and costs and de-escalated future investments; therefore, they do not reflect our opinion of the market value of these reserves.

Table: C-1

Advantage Energy Income Fund Acquired From Gascan Resources Ltd.
Summary of the Evaluation of the Company's P&NG Reserves
Constant Price Case Using December 31, 2001 Prices
(As of January 1, 2002)

	Remaining Reserves			Net Present Values			
		Company		Before Income Taxes (M$)			
	Gross	Gross	Net	At 0%	At 10.0%	At 12.0%	At 15.0%
Oil (Mbbl)							
Proven Developed Producing	837.4	531.8	462.6	9,508	5,997	5,623	5,161
Total Proven	**837.4**	**531.8**	**462.6**	**9,508**	**5,997**	**5,623**	**5,161**
Probable	107.1	56.5	49.3	988	322	278	230
Total	**944.6**	**588.3**	**511.8**	**10,496**	**6,320**	**5,901**	**5,390**
Solution Gas (MMcf) (Values included with oil)							
Proven Developed Producing	30	30	21				
Total Proven	**30**	**30**	**21**				
Total	**30**	**30**	**21**				
Pipeline Gas (MMcf)							
Proven Developed Producing	162,088	44,735	39,833	80,340	39,257	35,944	32,060
Proven Developed Non-Producing	23,707	19,483	17,208	47,725	18,923	16,825	14,396
Proven Undeveloped	37,227	34,814	29,661	94,642	59,304	54,110	47,523
Total Proven	**223,022**	**99,033**	**86,702**	**222,707**	**117,484**	**106,879**	**93,979**
Probable	13,744	10,368	9,209	16,903	4,322	3,676	2,986
Total	**236,766**	**109,401**	**95,911**	**239,610**	**121,806**	**110,556**	**96,965**
Natural Gas Liquids (Mbbl) (Values included with gas)							
Proven Developed Producing	3,477.4	76.5	58.4				
Proven Developed Non-Producing	31.5	6.2	4.3				
Proven Undeveloped	18.9	10.7	7.3				
Total Proven	**3,527.7**	**93.3**	**69.9**				
Probable	28.7	9.4	6.9				
Total	**3,556.4**	**102.8**	**76.9**				
GRAND TOTAL							
Proven Developed Producing				89,847	45,254	41,567	37,220
Proven Developed Non-Producing				47,725	18,923	16,825	14,396
Proven Undeveloped				94,642	59,304	54,110	47,523
Total Proven				**232,215**	**123,481**	**112,502**	**99,140**
Probable				17,891	4,645	3,955	3,215
Total				**250,106**	**128,126**	**116,457**	**102,355**

Table: C-2

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties - Coast

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Girouxville East													
Proven Developed Producing				1954	1954	1500	5.9	5.9	4.0	1758	1249	1184	1100
Proven Developed Non-Producing				392	392	338	1.2	1.2	0.8	221	176	169	159
Proven Undeveloped				2640	2640	2047	7.9	7.9	5.4	1244	504	419	313
Total Proven				4987	4987	3884	15.0	15.0	10.3	3222	1929	1772	1572
Total Probable				1210	1210	940	3.6	3.6	2.5	1053	435	381	319
Total Reserves				6196	6196	4824	18.6	18.6	12.7	4275	2364	2153	1891
Liege													
Proven Developed Producing				17732	928	671				1199	912	871	816
Total Proven				17732	928	671				1199	912	871	816
Total Reserves				17732	928	671				1199	912	871	816
Marten Hills													
Proven Developed Producing				734	734	640				1249	1032	998	951
Proven Undeveloped				1379	1379	1163				1979	1246	1146	1016
Total Proven				2114	2114	1803				3228	2278	2144	1967
Total Reserves				2114	2114	1803				3228	2278	2144	1967
Medicine Hat													
Proven Developed Producing				37028	36846	33796				66900	28698	25790	22443
Proven Developed Non-Producing				18670	18316	16321				45525	17199	15170	12833
Proven Undeveloped				30898	30217	26037				90220	56764	51813	45538
Total Proven				86596	85379	76154				202645	102661	92773	80814
Total Probable				8379	8187	7555				13685	2560	2071	1574
Total Reserves				94975	93566	83709				216330	105222	94844	82388

Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Table: C-2

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties - Coast

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Minor Properties, AB													
Proven Developed Producing	261.2	61.8	57.5	95217 30	1917 30	1569 21	3442.7	63.4	49.5	4265	3105	2954	2757
Total Proven	261.2	61.8	57.5	95217 30	1917 30	1569 21	3442.7	63.4	49.5	4265	3105	2954	2757
Total Probable	52.8	8.8	8.0	1326	289	234	12.3	2.7	2.3	535	273	244	210
Total Reserves	313.9	70.6	65.5	96543 30	2206 30	1804 21	3455.0	66.1	51.8	4800	3377	3198	2967
Puskwaskau													
Proven Developed Producing				9423	2356	1656	28.8	7.2	4.9	5920	4986	4841	4643
Proven Developed Non-Producing				4645	774	549	30.3	5.1	3.4	1979	1548	1486	1404
Proven Undeveloped				2309	577	414	10.9	2.7	1.9	1199	790	732	657
Total Proven				16377	3707	2620	70.0	15.0	10.2	9099	7324	7060	6703
Total Probable				2829	683	481	12.8	3.0	2.1	1753	1124	1043	938
Total Reserves				19206	4390	3101	82.8	18.0	12.3	10852	8449	8103	7642
Sylvia/Widewater													
Proven Developed Producing	576.2	470.0	405.0							8556	5271	4930	4511
Total Proven	576.2	470.0	405.0							8556	5271	4930	4511
Total Probable	54.4	47.7	41.3							865	252	215	174
Total Reserves	630.6	517.7	446.3							9422	5523	5145	4686
Total, Alberta													
Proven Developed Producing	837.4	531.8	462.6	162088 30	44735 30	39833 21	3477.4	76.5	58.4	89847	45254	41567	37220
Proven Developed Non-Producing				23707	19483	17208	31.5	6.2	4.3	47725	18923	16825	14396
Proven Undeveloped				37227	34814	29661	18.9	10.7	7.3	94642	59304	54110	47524
Total Proven	837.4	531.8	462.6	223022 30	99033 30	86701 21	3527.7	93.3	69.9	232215	123481	112502	99140
Total Probable	107.1	56.5	49.3	13744	10368	9209	28.7	9.4	6.9	17891	4645	3955	3215
Total Reserves	944.6	588.3	511.8	236766 30	109401 30	95911 21	3556.4	102.8	76.9	250106	128126	116457	102355

Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Table: C-2

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties - Coast

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
GRAND TOTAL													
Proven Developed Producing	837.4	531.8	462.6	162088 30	44735 30	39833 21	3477.4	76.5	58.4	89847	45254	41567	37220
Proven Developed Non-Producing				23707	19483	17208	31.5	6.2	4.3	47725	18923	16825	14396
Proven Undeveloped				37227	34814	29661	18.9	10.7	7.3	94642	59304	54110	47524
Total Proven	837.4	531.8	462.6	223022 30	99033 30	86701 21	3527.7	93.3	69.9	232215	123481	112502	99140
Total Probable	107.1	56.5	49.3	13744	10368	9209	28.7	9.4	6.9	17891	4645	3955	3215
Total Reserves	944.6	588.3	511.8	236766 30	109401 30	95911 21	3556.4	102.8	76.9	250106	128126	116457	102355

Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Table: C-3

Proven + Probable

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties-Con
ACQUIRED FROM GASCAN RESOURCES LTD.
Prodn Start Jan 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	944.6	30	236766	0.0	2997.5	196.1	362.9	3556.4	0.0
Co Int	588.3	30	109401	0.0	51.8	6.2	44.8	102.8	0.0
Co Net	511.8	21	95911	0.0	40.3	4.9	31.6	76.9	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	19776	250106	0	0	0	250106
10.0	18731	128126	0	0	0	128126
12.0	18541	116457	0	0	0	116457
15.0	18267	102355	0	0	0	102355
18.0	18005	91199	0	0	0	91199
20.0	17836	84971	0	0	0	84971
25.0	17433	72451	0	0	0	72451
30.0	17056	63007	0	0	0	63007

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	256	21410	2914	26540	499	4823	297	3659	0	18533	0	2641
2003	189	30614	2155	38192	490	6033	396	4584	0	1213	0	28611
2004	146	27672	1667	34559	378	5134	334	4358	0	0	0	26778
2005	119	23238	1357	29052	269	3943	281	3917	0	0	0	22536
2006	93	19889	1057	24885	206	3111	239	3580	0	0	0	19216
2007	76	17213	862	21548	170	2501	206	3277	0	30	0	16565
2008	69	15236	792	19063	139	2098	179	3110	0	0	0	14608
2009	64	13311	729	16681	113	1718	156	2865	0	0	0	12784
2010	58	11721	664	14707	88	1416	130	2689	0	0	0	11224
2011	52	10380	594	13030	51	1186	96	2465	0	0	0	9928
2012	47	9272	536	11654	44	1008	86	2319	0	0	0	8820
2013	42	8334	478	10489	37	867	75	2179	0	0	0	7884
2014	37	7587	430	9555	33	758	66	2101	0	0	0	7093
2015	34	6954	388	8758	28	670	60	2045	0	0	0	6400
2016	31	6395	361	8054	24	596	55	2002	0	0	0	5788
2017	29	5890	337	7420	20	533	49	1949	0	0	0	5246
2018	27	5437	314	6853	18	478	45	1898	0	0	0	4763
2019	25	5052	293	6367	16	433	42	1872	0	0	0	4329
2020	24	4700	273	5924	15	394	37	1843	0	0	0	3938
2021	22	4374	255	5516	13	358	34	1806	0	0	0	3585
Subt			16457	318845	2652	38060	2864	54517	0	19776	0	222738
28 Yr			1976	57100	75	3249	344	28190	0	0	0	27368
Totl			18433	375945	2727	41308	3208	82707	0	19776	0	250106
Discounted	@10.0%		10605	191644	1892	25234	1815	30235	0	18731	0	128126
Cash	@12.0%		9868	175470	1791	23568	1680	26883	0	18541	0	116457
Streams	@15.0%		8977	156125	1660	21494	1514	23131	0	18267	0	102355

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Table: C-3

Proven + Probable

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties-Com
ACQUIRED FROM GASCAN RESOURCES LTD.
Prodn Start Jan 01, 2002

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

Year	Oil Wells	Oil Daily	Oil Gross	Oil Co Int	Oil Co Net	Oil Price	Solution Pipeline Gas Gross	Solution Pipeline Gas Co Int	Solution Pipeline Gas Co Net	Solution Pipeline Gas Price	Non-Assoc / Assoc Pipeline Gas Wells	Non-Assoc / Assoc Pipeline Gas Daily	Non-Assoc / Assoc Pipeline Gas Gross	Non-Assoc / Assoc Pipeline Gas Co Int	Non-Assoc / Assoc Pipeline Gas Co Net	Non-Assoc / Assoc Pipeline Gas Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	13.0	512	186.9	93.3	74.7	31.23	4	4	2	3.48	271.0	65301	23835	7811	6381	3.42
2003	13.0	370	135.0	69.0	57.4	31.22	4	4	3	3.49	345.0	74770	27291	11170	9242	3.43
2004	12.0	280	102.0	53.4	45.3	31.23	4	4	3	3.49	344.0	65149	23779	10096	8428	3.43
2005	12.0	221	80.8	43.5	37.6	31.23	3	3	2	3.49	344.0	54487	19888	8478	7183	3.43
2006	12.0	166	60.6	33.8	29.3	31.24	3	3	2	3.49	342.0	46248	16881	7256	6227	3.43
2007	9.0	130	47.4	27.6	23.8	31.25	3	3	2	3.48	342.0	39766	14515	6280	5450	3.43
2008	9.0	116	42.4	25.3	22.0	31.27	2	2	2	3.48	341.0	34490	12589	5559	4862	3.43
2009	9.0	104	38.0	23.3	20.3	31.28	2	2	1	3.47	332.0	29523	10776	4857	4285	3.43
2010	15.0	90	32.7	21.2	18.7	31.32	2	2	1	3.47	330.0	25281	9228	4276	3805	3.44
2011	9.0	71	25.8	18.9	16.8	31.39	2	2	1	3.47	301.0	20717	7562	3787	3394	3.44
2012	9.0	63	23.1	17.1	15.2	31.40	1	1	1	3.47	300.0	18479	6745	3383	3048	3.44
2013	8.0	56	20.6	15.2	13.6	31.42	0	0	0	0.00	297.0	16267	5937	3042	2753	3.45
2014	8.0	44	16.1	13.7	12.3	31.48	0	0	0	0.00	277.0	14303	5220	2769	2516	3.45
2015	2.0	34	12.3	12.3	11.1	31.55	0	0	0	0.00	265.0	12998	4744	2538	2314	3.45
2016	2.0	31	11.5	11.5	10.5	31.55	0	0	0	0.00	261.0	11865	4331	2334	2133	3.45
2017	2.0	29	10.7	10.7	9.8	31.55	0	0	0	0.00	261.0	10839	3956	2150	1970	3.45
2018	2.0	27	10.0	10.0	9.2	31.55	0	0	0	0.00	259.0	9970	3639	1984	1822	3.45
2019	2.0	25	9.3	9.3	8.6	31.55	0	0	0	0.00	258.0	9198	3357	1844	1697	3.45
2020	2.0	24	8.7	8.7	8.1	31.55	0	0	0	0.00	257.0	8478	3094	1715	1582	3.45
2021	2.0	22	8.1	8.1	7.6	31.55	0	0	0	0.00	257.0	7836	2860	1596	1474	3.45
Subt			881.9	525.7	451.9		30	30	21				210228	92928	80566	
28 Yr			62.6	62.6	59.9		0	0	0				26538	16473	15345	
Totl			944.6	588.3	511.8		30	30	21				236766	109401	95911	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

Year	Propane Gross	Propane ColInt	Propane CoNet	Propane Price	Butane Gross	Butane ColInt	Butane CoNet	Butane Price	PentanePlus Gross	PentanePlus ColInt	PentanePlus CoNet	PentanePlus Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2002	288.4	7.2	5.4	15.56	26.7	0.8	0.7	16.73	57.5	7.1	5.0	28.60
2003	340.5	7.4	5.7	15.56	31.9	1.0	0.8	16.73	61.1	7.0	4.9	28.40
2004	297.6	5.8	4.5	15.56	28.2	0.9	0.7	16.73	53.4	6.3	4.4	28.31
2005	260.9	4.4	3.4	15.56	25.0	0.8	0.6	16.73	44.5	4.9	3.5	28.24
2006	229.8	3.9	3.0	15.56	22.1	0.7	0.6	16.73	37.6	3.9	2.8	28.16
2007	203.3	3.4	2.7	15.56	19.5	0.6	0.5	16.73	32.0	3.1	2.2	28.10
2008	175.9	3.0	2.3	15.56	17.2	0.5	0.4	16.73	27.4	2.5	1.8	28.05
2009	145.2	2.6	2.0	15.56	15.2	0.5	0.4	16.73	23.6	2.0	1.5	28.01
2010	125.7	2.1	1.7	15.56	10.3	0.3	0.3	16.73	16.1	1.6	1.1	27.86
2011	98.3	1.4	1.1	15.56	0.0	0.0	0.0	0.00	1.9	0.9	0.6	27.21
2012	89.2	1.3	1.0	15.56	0.0	0.0	0.0	0.00	1.4	0.8	0.5	27.12
2013	80.8	1.1	0.9	15.56	0.0	0.0	0.0	0.00	1.1	0.6	0.4	27.00
2014	73.3	1.0	0.8	15.56	0.0	0.0	0.0	0.00	0.9	0.6	0.4	26.89
2015	66.6	0.9	0.7	15.56	0.0	0.0	0.0	0.00	0.7	0.5	0.3	26.79
2016	60.5	0.8	0.6	15.56	0.0	0.0	0.0	0.00	0.6	0.4	0.3	26.69
2017	54.7	0.7	0.5	15.56	0.0	0.0	0.0	0.00	0.5	0.4	0.3	26.61
2018	49.8	0.6	0.5	15.56	0.0	0.0	0.0	0.00	0.4	0.3	0.2	26.58
2019	45.2	0.6	0.4	15.56	0.0	0.0	0.0	0.00	0.3	0.3	0.2	26.51
2020	41.2	0.5	0.4	15.56	0.0	0.0	0.0	0.00	0.3	0.3	0.2	26.49
2021	37.4	0.5	0.4	15.56	0.0	0.0	0.0	0.00	0.2	0.2	0.2	26.45
Subt	2764.6	49.1	38.0		196.1	6.2	4.9		361.6	43.6	30.8	
28 Yr	232.9	2.7	2.3		0.0	0.0	0.0		1.2	1.2	0.8	
Totl	2997.5	51.8	40.3		196.1	6.2	4.9		362.9	44.8	31.6	

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Table: C-3

Proven + Probable

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties-Com
ACQUIRED FROM GASCAN RESOURCES LTD.
Prodn Start Jan 01, 2002

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

	Revenue						Royalties				GCA	Min	Lease	Plant		Oper
Year	Oil	Gas	NGL	Sul	Roy	Other	Crown	Prod	Res	Sul	rec'd	Taxes	Exp	Exp	NPI	Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	2914	26540	328	0	171	0	5199	0	305	0	426	42	3659	0	0	21174
2003	2155	38192	331	0	159	0	6520	0	411	0	563	61	4584	0	0	29824
2004	1667	34559	284	0	94	0	5585	0	349	0	511	45	4358	0	0	26778
2005	1357	29052	219	0	50	0	4297	0	296	0	403	35	3917	0	0	22536
2006	1057	24885	180	0	25	0	3393	0	253	0	323	27	3580	0	0	19216
2007	862	21548	150	0	20	0	2728	0	218	0	260	22	3277	0	0	16595
2008	792	19063	126	0	13	0	2286	0	189	0	215	17	3110	0	0	14608
2009	729	16681	105	0	8	0	1871	0	165	0	176	14	2865	0	0	12784
2010	664	14707	82	0	6	0	1543	0	137	0	145	10	2689	0	0	11224
2011	594	13030	47	0	5	0	1295	0	102	0	121	5	2465	0	0	9928
2012	536	11654	40	0	4	0	1100	0	92	0	102	4	2319	0	0	8820
2013	478	10489	34	0	3	0	946	0	79	0	87	4	2179	0	0	7884
2014	430	9555	30	0	3	0	827	0	70	0	76	3	2101	0	0	7093
2015	388	8758	27	0	1	0	731	0	63	0	67	3	2045	0	0	6400
2016	361	8054	24	0	0	0	650	0	58	0	60	2	2002	0	0	5788
2017	337	7420	20	0	0	0	581	0	52	0	53	2	1949	0	0	5246
2018	314	6853	18	0	0	0	521	0	48	0	47	1	1898	0	0	4763
2019	293	6367	16	0	0	0	472	0	45	0	42	1	1872	0	0	4329
2020	273	5924	15	0	0	0	429	0	40	0	38	1	1843	0	0	3938
2021	255	5516	13	0	0	0	390	0	37	0	34	1	1806	0	0	3585
Subt	16457	318845	2092	0	560	0	41364	0	3011	0	3751	300	54517	0	0	242513
28 Yr	1976	57100	75	0	0	0	3504	0	366	0	281	4	28190	0	0	27368
Totl	18433	375945	2167	0	560	0	44868	0	3377	0	4032	304	82707	0	0	269882

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

	Intangible		Tangible			CEDIP	Total	Net	Cum	ARTC	Aband		Loan Repmt		Cash	Cum
Year	CEE	CDE	C1 41	Plant	Other	COGPE	Cap	Rev	NetRev	CapGCA	Cost	Ovhd	Prin	Int	Flow	CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	15853	550	2000	130	0	18533	2641	2641	0	0	0	0	0	2641	2641
2003	0	800	263	0	150	0	1213	28611	31252	0	0	0	0	0	28611	31252
2004	0	0	0	0	0	0	0	26778	58030	0	0	0	0	0	26778	58030
2005	0	0	0	0	0	0	0	22536	80566	0	0	0	0	0	22536	80566
2006	0	0	0	0	0	0	0	19216	99782	0	0	0	0	0	19216	99782
2007	0	0	30	0	0	0	30	16565	116348	0	0	0	0	0	16565	116348
2008	0	0	0	0	0	0	0	14608	130956	0	0	0	0	0	14608	130956
2009	0	0	0	0	0	0	0	12784	143740	0	0	0	0	0	12784	143740
2010	0	0	0	0	0	0	0	11224	154964	0	0	0	0	0	11224	154964
2011	0	0	0	0	0	0	0	9928	164892	0	0	0	0	0	9928	164892
2012	0	0	0	0	0	0	0	8820	173712	0	0	0	0	0	8820	173712
2013	0	0	0	0	0	0	0	7884	181596	0	0	0	0	0	7884	181596
2014	0	0	0	0	0	0	0	7093	188689	0	0	0	0	0	7093	188689
2015	0	0	0	0	0	0	0	6400	195089	0	0	0	0	0	6400	195089
2016	0	0	0	0	0	0	0	5788	200877	0	0	0	0	0	5788	200877
2017	0	0	0	0	0	0	0	5246	206122	0	0	0	0	0	5246	206122
2018	0	0	0	0	0	0	0	4763	210885	0	0	0	0	0	4763	210885
2019	0	0	0	0	0	0	0	4329	215215	0	0	0	0	0	4329	215215
2020	0	0	0	0	0	0	0	3938	219152	0	0	0	0	0	3938	219152
2021	0	0	0	0	0	0	0	3585	222738	0	0	0	0	0	3585	222738
Subt	0	16653	843	2000	280	0	19776	222738		0	0	0	0	0	222738	
28 Yr	0	0	0	0	0	0	0	27368		0	0	0	0	0	27368	
Totl	0	16653	843	2000	280	0	19776	250106		0	0	0	0	0	250106	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	128126	116457	102355	91199	84971	72451	63007
Cash Flow	128126	116457	102355	91199	84971	72451	63007

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Table: C-3A

Proven

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties-Con
ACQUIRED FROM GASCAN RESOURCES LTD.
Prodn Start Jan 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	837.4	30	223022	0.0	2985.2	196.1	346.4	3527.7	0.0
Co Int	531.8	30	99033	0.0	49.1	6.2	38.1	93.3	0.0
Co Net	462.6	21	86701	0.0	38.0	4.9	27.1	69.9	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	19710	232215	0	0	0	232215
10.0	18670	123481	0	0	0	123481
12.0	18481	112502	0	0	0	112502
15.0	18208	99140	0	0	0	99140
18.0	17947	88505	0	0	0	88505
20.0	17779	82548	0	0	0	82548
25.0	17378	70531	0	0	0	70531
30.0	17003	61433	0	0	0	61433

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	254	21339	2899	26453	497	4797	300	3646	0	18468	0	2638
2003	185	30214	2112	37721	448	5898	397	4531	0	1213	0	28243
2004	141	27040	1607	33793	336	4925	332	4280	0	0	0	26199
2005	113	22533	1294	28189	238	3725	276	3825	0	0	0	21894
2006	79	19165	898	23996	182	2896	234	3388	0	0	0	18558
2007	72	16485	816	20657	149	2308	200	3152	0	30	0	15932
2008	65	14507	743	18174	123	1919	173	2950	0	0	0	13998
2009	59	12611	677	15828	100	1555	150	2697	0	0	0	12205
2010	53	11087	605	13931	77	1274	124	2544	0	0	0	10672
2011	45	9813	517	12334	43	1066	90	2336	0	0	0	9402
2012	40	8769	463	11034	38	908	81	2227	0	0	0	8318
2013	35	7861	409	9905	32	780	69	2090	0	0	0	7407
2014	33	7140	378	9003	28	682	61	2028	0	0	0	6638
2015	30	6530	349	8236	23	603	55	1985	0	0	0	5965
2016	28	5997	323	7564	20	536	51	1946	0	0	0	5374
2017	26	5496	299	6936	15	478	44	1877	0	0	0	4850
2018	24	5043	277	6372	12	427	40	1806	0	0	0	4388
2019	22	4682	256	5916	11	387	37	1785	0	0	0	3974
2020	21	4354	237	5502	10	352	33	1763	0	0	0	3601
2021	19	4031	219	5099	9	318	30	1714	0	0	0	3264
Subt			15378	306642	2393	35834	2778	52572	0	19710	0	213518
18 Yr			1290	33876	28	1938	212	14347	0	0	0	18697
Totl			16667	340518	2421	37773	2990	66918	0	19710	0	232215
Discounted @10.0%			10052	185034	1731	24000	1776	28890	0	18670	0	123481
Cash @12.0%			9390	169933	1643	22474	1649	25859	0	18481	0	112502
Streams @15.0%			8582	151675	1528	20561	1491	22385	0	18208	0	99140

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3A

Proven

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties-Com
ACQUIRED FROM GASCAN RESOURCES LTD.
Prodn Start Jan 01, 2002

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

Year	Oil: Wells	Oil: Daily	Oil: Gross	Oil: Co Int	Oil: Co Net	Oil: Price	Solution Pipeline Gas: Gross	Solution Pipeline Gas: Co Int	Solution Pipeline Gas: Co Net	Solution Pipeline Gas: Price	Non-Assoc / Assoc Pipeline Gas: Wells	Non-Assoc / Assoc Pipeline Gas: Daily	Non-Assoc / Assoc Pipeline Gas: Gross	Non-Assoc / Assoc Pipeline Gas: Co Int	Non-Assoc / Assoc Pipeline Gas: Co Net	Non-Assoc / Assoc Pipeline Gas: Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	13.0	508	185.5	92.8	74.3	31.23	4	4	2	3.48	271.0	65080	23754	7785	6361	3.42
2003	13.0	360	131.4	67.6	56.4	31.23	4	4	3	3.49	343.0	73305	26756	11024	9134	3.43
2004	12.0	265	96.9	51.4	43.9	31.23	4	4	3	3.49	342.0	63170	23057	9866	8259	3.43
2005	12.0	206	75.3	41.4	36.0	31.25	3	3	2	3.49	341.0	52642	19214	8221	6993	3.43
2006	9.0	134	48.8	28.7	24.7	31.25	3	3	2	3.49	339.0	44548	16260	6992	6030	3.43
2007	9.0	117	42.8	26.1	22.6	31.28	3	3	2	3.48	338.0	38241	13958	6014	5247	3.44
2008	9.0	103	37.7	23.7	20.7	31.30	2	2	2	3.47	336.0	33125	12091	5293	4655	3.43
2009	9.0	91	33.3	21.6	19.0	31.32	2	2	1	3.47	327.0	28311	10334	4601	4083	3.44
2010	9.0	73	26.7	19.3	17.1	31.37	2	2	1	3.47	326.0	24230	8844	4045	3619	3.44
2011	3.0	45	16.4	16.4	14.6	31.52	2	2	1	3.47	299.0	19849	7245	3580	3225	3.44
2012	3.0	40	14.7	14.7	13.2	31.53	1	1	1	3.47	299.0	17733	6473	3200	2896	3.45
2013	2.0	35	13.0	13.0	11.7	31.55	0	0	0	0.00	296.0	15596	5692	2869	2608	3.45
2014	2.0	33	12.0	12.0	10.9	31.55	0	0	0	0.00	275.0	13686	4995	2606	2377	3.46
2015	2.0	30	11.1	11.1	10.2	31.55	0	0	0	0.00	262.0	12428	4536	2384	2181	3.46
2016	2.0	28	10.2	10.2	9.5	31.55	0	0	0	0.00	259.0	11351	4143	2189	2007	3.46
2017	2.0	26	9.5	9.5	8.8	31.55	0	0	0	0.00	256.0	10316	3765	2006	1844	3.46
2018	2.0	24	8.8	8.8	8.2	31.55	0	0	0	0.00	254.0	9466	3455	1841	1696	3.46
2019	2.0	22	8.1	8.1	7.6	31.55	0	0	0	0.00	254.0	8742	3191	1709	1577	3.46
2020	2.0	21	7.5	7.5	7.1	31.55	0	0	0	0.00	254.0	8069	2945	1589	1470	3.46
2021	2.0	19	6.9	6.9	6.6	31.55	0	0	0	0.00	253.0	7439	2715	1471	1363	3.47
Subt			796.5	490.9	423.2		30	30	21				203424	89285	77626	
18 Yr			40.9	40.9	39.4		0	0	0				19598	9748	9076	
Totl			837.4	531.8	462.6		30	30	21				223022	99033	86701	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

Year	Propane: Gross	Propane: CoInt	Propane: CoNet	Propane: Price	Butane: Gross	Butane: CoInt	Butane: CoNet	Butane: Price	PentanePlus: Gross	PentanePlus: CoInt	PentanePlus: CoNet	PentanePlus: Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2002	288.4	7.2	5.4	15.56	26.7	0.8	0.7	16.73	57.2	7.0	4.9	28.61
2003	340.4	7.4	5.6	15.56	31.9	1.0	0.8	16.73	59.5	6.6	4.6	28.38
2004	297.5	5.8	4.5	15.56	28.2	0.9	0.7	16.73	51.0	5.6	4.0	28.27
2005	260.6	4.4	3.4	15.56	25.0	0.8	0.6	16.73	42.5	4.3	3.0	28.20
2006	229.3	3.8	3.0	15.56	22.1	0.7	0.6	16.73	35.9	3.3	2.4	28.13
2007	202.8	3.3	2.6	15.56	19.5	0.6	0.5	16.73	30.5	2.6	1.9	28.10
2008	175.4	2.9	2.3	15.56	17.2	0.5	0.4	16.73	26.2	2.0	1.5	28.10
2009	144.8	2.5	1.9	15.56	15.2	0.5	0.4	16.73	22.6	1.6	1.2	28.11
2010	125.3	2.1	1.6	15.56	10.3	0.3	0.3	16.73	15.4	1.2	0.9	27.92
2011	98.1	1.4	1.1	15.56	0.0	0.0	0.0	0.00	1.3	0.7	0.5	27.07
2012	88.9	1.2	0.9	15.56	0.0	0.0	0.0	0.00	1.0	0.6	0.4	26.95
2013	80.6	1.0	0.8	15.56	0.0	0.0	0.0	0.00	0.8	0.5	0.3	26.84
2014	73.1	0.9	0.7	15.56	0.0	0.0	0.0	0.00	0.6	0.4	0.3	26.72
2015	66.4	0.8	0.7	15.56	0.0	0.0	0.0	0.00	0.5	0.4	0.2	26.60
2016	60.3	0.7	0.6	15.56	0.0	0.0	0.0	0.00	0.4	0.3	0.2	26.52
2017	54.2	0.5	0.4	15.56	0.0	0.0	0.0	0.00	0.3	0.3	0.2	26.41
2018	49.2	0.5	0.4	15.56	0.0	0.0	0.0	0.00	0.2	0.2	0.1	26.40
2019	44.7	0.4	0.3	15.56	0.0	0.0	0.0	0.00	0.2	0.2	0.1	26.40
2020	40.7	0.4	0.3	15.56	0.0	0.0	0.0	0.00	0.2	0.2	0.1	26.40
2021	37.0	0.3	0.3	15.56	0.0	0.0	0.0	0.00	0.1	0.1	0.1	26.40
Subt	2757.6	47.6	36.8		196.1	6.2	4.9		346.2	37.9	26.9	
18 Yr	227.6	1.4	1.2		0.0	0.0	0.0		0.2	0.2	0.1	
Totl	2985.2	49.1	38.0		196.1	6.2	4.9		346.4	38.1	27.1	

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3A

Proven

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties-Con
ACQUIRED FROM GASCAN RESOURCES LTD.
Prodn Start Jan 01, 2002

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

	Revenue						Royalties				GCA	Min	Lease	Plant		Oper
Year	Oil	Gas	NGL	Sul	Roy	Other	Crown	Prod	Res	Sul	rec'd	Taxes	Exp	Exp	NPI	Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	2899	26453	326	0	171	0	5170	0	308	0	422	41	3646	0	0	21105
2003	2112	37721	318	0	130	0	6372	0	413	0	549	59	4531	0	0	29456
2004	1607	33793	264	0	72	0	5352	0	349	0	487	43	4280	0	0	26199
2005	1294	28189	201	0	37	0	4051	0	292	0	374	32	3825	0	0	21894
2006	898	23996	164	0	18	0	3149	0	248	0	292	25	3388	0	0	18558
2007	816	20657	135	0	14	0	2506	0	212	0	229	20	3152	0	0	15962
2008	743	18174	112	0	11	0	2079	0	183	0	185	16	2950	0	0	13998
2009	677	15828	92	0	8	0	1681	0	159	0	148	12	2697	0	0	12205
2010	605	13931	72	0	6	0	1378	0	131	0	121	9	2544	0	0	10672
2011	517	12334	39	0	5	0	1156	0	96	0	100	4	2336	0	0	9402
2012	463	11034	34	0	4	0	984	0	86	0	85	3	2227	0	0	8318
2013	409	9905	29	0	3	0	846	0	73	0	73	3	2090	0	0	7407
2014	378	9003	25	0	3	0	740	0	65	0	63	2	2028	0	0	6638
2015	349	8236	22	0	1	0	653	0	59	0	56	2	1985	0	0	5965
2016	323	7564	20	0	0	0	581	0	54	0	50	1	1946	0	0	5374
2017	299	6936	15	0	0	0	518	0	47	0	43	1	1877	0	0	4850
2018	277	6372	12	0	0	0	461	0	43	0	37	1	1806	0	0	4388
2019	256	5916	11	0	0	0	417	0	40	0	34	1	1785	0	0	3974
2020	237	5502	10	0	0	0	380	0	35	0	31	0	1763	0	0	3601
2021	219	5099	9	0	0	0	343	0	32	0	27	0	1714	0	0	3264
Subt	15378	306642	1911	0	482	0	38817	0	2925	0	3406	275	52572	0	0	233228
18 Yr	1290	33876	28	0	0	0	2072	0	226	0	149	1	14347	0	0	18697
Totl	16667	340518	1939	0	482	0	40889	0	3151	0	3555	277	66918	0	0	251925

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

	Intangible		Tangible			CEDIP	Total	Net	Cum	ARTC	Aband		Loan Repmt		Cash	Cum
Year	CEE	CDE	Cl 41	Plant	Other	COGPE	Cap	Rev	NetRev	CapGCA	Cost	Ovhd	Prin	Int	Flow	CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	15788	550	2000	130	0	18468	2638	2638	0	0	0	0	0	2638	2638
2003	0	800	263	0	150	0	1213	28243	30881	0	0	0	0	0	28243	30881
2004	0	0	0	0	0	0	0	26199	57080	0	0	0	0	0	26199	57080
2005	0	0	0	0	0	0	0	21894	78974	0	0	0	0	0	21894	78974
2006	0	0	0	0	0	0	0	18558	97532	0	0	0	0	0	18558	97532
2007	0	0	30	0	0	0	30	15932	113464	0	0	0	0	0	15932	113464
2008	0	0	0	0	0	0	0	13998	127462	0	0	0	0	0	13998	127462
2009	0	0	0	0	0	0	0	12205	139666	0	0	0	0	0	12205	139666
2010	0	0	0	0	0	0	0	10672	150338	0	0	0	0	0	10672	150338
2011	0	0	0	0	0	0	0	9402	159740	0	0	0	0	0	9402	159740
2012	0	0	0	0	0	0	0	8318	168058	0	0	0	0	0	8318	168058
2013	0	0	0	0	0	0	0	7407	175465	0	0	0	0	0	7407	175465
2014	0	0	0	0	0	0	0	6638	182103	0	0	0	0	0	6638	182103
2015	0	0	0	0	0	0	0	5965	188068	0	0	0	0	0	5965	188068
2016	0	0	0	0	0	0	0	5374	193442	0	0	0	0	0	5374	193442
2017	0	0	0	0	0	0	0	4850	198293	0	0	0	0	0	4850	198293
2018	0	0	0	0	0	0	0	4388	202680	0	0	0	0	0	4388	202680
2019	0	0	0	0	0	0	0	3974	206654	0	0	0	0	0	3974	206654
2020	0	0	0	0	0	0	0	3601	210254	0	0	0	0	0	3601	210254
2021	0	0	0	0	0	0	0	3264	213518	0	0	0	0	0	3264	213518
Subt	0	16588	843	2000	280	0	19710	213518		0	0	0	0	0	213518	
18 Yr	0	0	0	0	0	0	0	18697		0	0	0	0	0	18697	
Totl	0	16588	843	2000	280	0	19710	232215		0	0	0	0	0	232215	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	123481	112502	99140	88505	82548	70531	61433
Cash Flow	123481	112502	99140	88505	82548	70531	61433

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3B

Proven Developed, Producing

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties-Con
ACQUIRED FROM GASCAN RESOURCES LTD.
Prodn Start Jan 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	837.4	30	162088	0.0	2985.2	196.1	296.1	3477.4	0.0
Co Int	531.8	30	44735	0.0	49.1	6.2	21.3	76.5	0.0
Co Net	462.6	21	39833	0.0	38.0	4.9	15.5	58.4	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	75	89847	0	0	0	89847
10.0	72	45254	0	0	0	45254
12.0	71	41567	0	0	0	41567
15.0	70	37220	0	0	0	37220
18.0	69	33854	0	0	0	33854
20.0	69	31997	0	0	0	31997
25.0	67	28302	0	0	0	28302
30.0	66	25533	0	0	0	25533

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	254	10577	2899	12926	441	2740	217	2869	0	75	0	10366
2003	185	8748	2112	10713	374	1922	215	2729	0	0	0	8332
2004	141	7267	1607	8941	260	1382	187	2497	0	0	0	6741
2005	113	6170	1294	7623	181	1031	165	2258	0	0	0	5645
2006	79	5460	898	6772	138	815	146	1984	0	0	0	4864
2007	72	4931	816	6130	117	679	130	1923	0	0	0	4331
2008	65	4444	743	5546	98	572	117	1804	0	0	0	3894
2009	59	4037	677	5057	82	486	105	1701	0	0	0	3524
2010	53	3744	605	4698	62	425	87	1628	0	0	0	3225
2011	45	3467	517	4348	31	377	61	1483	0	0	0	2977
2012	40	3274	463	4111	27	341	56	1451	0	0	0	2753
2013	35	3067	409	3862	23	307	50	1388	0	0	0	2550
2014	33	2898	378	3655	20	281	45	1354	0	0	0	2373
2015	30	2764	349	3490	17	260	43	1340	0	0	0	2213
2016	28	2640	323	3335	15	242	41	1326	0	0	0	2064
2017	26	2512	299	3173	11	225	36	1296	0	0	0	1926
2018	24	2408	277	3043	10	211	34	1287	0	0	0	1797
2019	22	2310	256	2920	9	198	33	1279	0	0	0	1676
2020	21	2215	237	2800	8	186	30	1268	0	0	0	1561
2021	19	2098	219	2658	6	173	28	1228	0	0	0	1454
Subt			15378	105804	1930	12853	1826	34093	0	75	0	74266
29 Yr			1290	47762	22	2703	426	30363	0	0	0	15582
Totl			16667	153566	1953	15556	2252	64456	0	75	0	89847
Discounted	@10.0%		10052	62918	1415	8748	1141	19171	0	72	0	45254
Cash	@12.0%		9390	57057	1346	8193	1050	16912	0	71	0	41567
Streams	@15.0%		8582	50393	1256	7526	941	14475	0	70	0	37220

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3B

Proven Developed, Producing

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties-Con
ACQUIRED FROM GASCAN RESOURCES LTD.
Prodn Start Jan 01, 2002

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

	Oil						Solution Pipeline Gas				Non-Assoc / Assoc Pipeline Gas					
Year	Wells	Daily	Gross	Co Int	Co Net	Price	Gross	Co Int	Co Net	Price	Wells	Daily	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	13.0	508	185.5	92.8	74.3	31.23	4	4	2	3.47	239.0	51011	18619	3857	3117	3.39
2003	13.0	360	131.4	67.6	56.4	31.23	4	4	3	3.47	238.0	48384	17660	3189	2637	3.40
2004	12.0	265	96.9	51.4	43.9	31.23	4	4	3	3.47	237.0	40255	14693	2649	2236	3.40
2005	12.0	206	75.3	41.4	36.0	31.25	3	3	2	3.47	236.0	34044	12426	2249	1930	3.40
2006	9.0	134	48.8	28.7	24.7	31.25	3	3	2	3.47	234.0	29244	10674	1990	1731	3.41
2007	9.0	117	42.8	26.1	22.6	31.28	3	3	2	3.47	233.0	25538	9321	1797	1580	3.41
2008	9.0	103	37.7	23.7	20.7	31.30	2	2	2	3.47	232.0	22231	8114	1620	1436	3.43
2009	9.0	91	33.3	21.6	19.0	31.32	2	2	1	3.47	224.0	19134	6984	1471	1314	3.44
2010	9.0	73	26.7	19.3	17.1	31.37	2	2	1	3.47	223.0	16446	6003	1365	1226	3.44
2011	3.0	45	16.4	16.4	14.6	31.52	2	2	1	3.47	196.0	13177	4810	1264	1142	3.44
2012	3.0	40	14.7	14.7	13.2	31.53	1	1	1	3.47	196.0	11995	4378	1194	1083	3.44
2013	2.0	35	13.0	13.0	11.7	31.55	0	0	0	0.00	196.0	10620	3876	1120	1018	3.45
2014	2.0	33	12.0	12.0	10.9	31.55	0	0	0	0.00	175.0	9304	3396	1058	964	3.46
2015	2.0	30	11.1	11.1	10.2	31.55	0	0	0	0.00	162.0	8566	3126	1009	922	3.46
2016	2.0	28	10.2	10.2	9.5	31.55	0	0	0	0.00	160.0	7925	2893	964	881	3.46
2017	2.0	26	9.5	9.5	8.8	31.55	0	0	0	0.00	157.0	7293	2662	917	840	3.46
2018	2.0	24	8.8	8.8	8.2	31.55	0	0	0	0.00	157.0	6798	2481	879	806	3.46
2019	2.0	22	8.1	8.1	7.6	31.55	0	0	0	0.00	157.0	6342	2315	843	775	3.46
2020	2.0	21	7.5	7.5	7.1	31.55	0	0	0	0.00	157.0	5904	2155	809	744	3.46
2021	2.0	19	6.9	6.9	6.6	31.55	0	0	0	0.00	156.0	5482	2001	766	705	3.47
Subt			796.5	490.9	423.2		30	30	21				138588	31007	27086	
29 Yr			40.9	40.9	39.4		0	0	0				23500	13729	12746	
Totl			837.4	531.8	462.6		30	30	21				162088	44735	39833	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

	Propane				Butane				PentanePlus			
Year	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2002	288.4	7.2	5.4	15.56	26.7	0.8	0.7	16.73	48.1	5.0	3.6	28.64
2003	340.4	7.4	5.6	15.56	31.9	1.0	0.8	16.73	50.3	3.9	2.8	28.64
2004	297.5	5.8	4.5	15.56	28.2	0.9	0.7	16.73	42.5	2.9	2.1	28.59
2005	260.6	4.4	3.4	15.56	25.0	0.8	0.6	16.73	36.3	2.2	1.6	28.55
2006	229.3	3.8	3.0	15.56	22.1	0.7	0.6	16.73	31.4	1.8	1.3	28.51
2007	202.8	3.3	2.6	15.56	19.5	0.6	0.5	16.73	27.3	1.4	1.1	28.48
2008	175.4	2.9	2.3	15.56	17.2	0.5	0.4	16.73	23.8	1.1	0.9	28.57
2009	144.8	2.5	1.9	15.56	15.2	0.5	0.4	16.73	20.9	1.0	0.7	28.56
2010	125.3	2.1	1.6	15.56	10.3	0.3	0.3	16.73	14.1	0.7	0.5	28.41
2011	98.1	1.4	1.1	15.56	0.0	0.0	0.0	0.00	0.3	0.2	0.1	26.82
2012	88.9	1.2	0.9	15.56	0.0	0.0	0.0	0.00	0.2	0.2	0.1	26.70
2013	80.6	1.0	0.8	15.56	0.0	0.0	0.0	0.00	0.2	0.2	0.1	26.61
2014	73.1	0.9	0.7	15.56	0.0	0.0	0.0	0.00	0.1	0.1	0.1	26.45
2015	66.4	0.8	0.7	15.56	0.0	0.0	0.0	0.00	0.1	0.1	0.1	26.40
2016	60.3	0.7	0.6	15.56	0.0	0.0	0.0	0.00	0.1	0.1	0.1	26.40
2017	54.2	0.5	0.4	15.56	0.0	0.0	0.0	0.00	0.1	0.1	0.1	26.40
2018	49.2	0.5	0.4	15.56	0.0	0.0	0.0	0.00	0.1	0.1	0.1	26.40
2019	44.7	0.4	0.3	15.56	0.0	0.0	0.0	0.00	0.1	0.1	0.1	26.40
2020	40.7	0.4	0.3	15.56	0.0	0.0	0.0	0.00	0.1	0.1	0.1	26.40
2021	37.0	0.3	0.3	15.56	0.0	0.0	0.0	0.00	0.0	0.0	0.0	26.40
Subt	2757.6	47.6	36.8		196.1	6.2	4.9		296.1	21.3	15.5	
29 Yr	227.6	1.4	1.2		0.0	0.0	0.0		0.0	0.0	0.0	
Totl	2985.2	49.1	38.0		196.1	6.2	4.9		296.1	21.3	15.5	

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3B

Proven Developed, Producing

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties-Com
ACQUIRED FROM GASCAN RESOURCES LTD.
Prodn Start Jan 01, 2002

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

	Revenue						Royalties				GCA	Min	Lease	Plant		Oper
Year	Oil	Gas	NGL	Sul	Roy	Other	Crown	Prod	Res	Sul	rec'd	Taxes	Exp	Exp	NPI	Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	2899	12926	270	0	171	0	2949	0	220	0	237	25	2869	0	0	10441
2003	2112	10713	244	0	130	0	2066	0	220	0	178	29	2729	0	0	8332
2004	1607	8941	188	0	72	0	1488	0	195	0	138	24	2497	0	0	6741
2005	1294	7623	144	0	37	0	1111	0	173	0	108	20	2258	0	0	5645
2006	898	6772	120	0	18	0	877	0	154	0	87	16	1984	0	0	4864
2007	816	6130	103	0	14	0	729	0	138	0	71	13	1923	0	0	4331
2008	743	5546	87	0	11	0	611	0	124	0	57	11	1804	0	0	3894
2009	677	5057	74	0	8	0	519	0	111	0	48	9	1701	0	0	3524
2010	605	4698	57	0	6	0	455	0	92	0	41	6	1628	0	0	3225
2011	517	4348	27	0	5	0	406	0	64	0	35	2	1483	0	0	2977
2012	463	4111	24	0	4	0	367	0	60	0	31	2	1451	0	0	2753
2013	409	3862	20	0	3	0	330	0	53	0	28	1	1388	0	0	2550
2014	378	3655	18	0	3	0	302	0	48	0	25	1	1354	0	0	2373
2015	349	3490	16	0	1	0	280	0	45	0	23	1	1340	0	0	2213
2016	323	3335	14	0	0	0	260	0	43	0	21	1	1326	0	0	2064
2017	299	3173	11	0	0	0	242	0	38	0	20	1	1296	0	0	1926
2018	277	3043	10	0	0	0	227	0	37	0	18	1	1287	0	0	1797
2019	256	2920	9	0	0	0	213	0	35	0	17	0	1279	0	0	1676
2020	237	2800	8	0	0	0	200	0	32	0	16	0	1268	0	0	1561
2021	219	2658	6	0	0	0	184	0	30	0	14	0	1228	0	0	1454
Subt	15378	105804	1449	0	482	0	13815	0	1912	0	1212	164	34093	0	0	74341
29 Yr	1290	47762	22	0	0	0	2881	0	454	0	207	1	30363	0	0	15582
Totl	16667	153566	1471	0	482	0	16696	0	2365	0	1419	165	64456	0	0	89922

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

	Intangible		Tangible			CEDIP	Total	Net	Cum	ARTC	Aband		Loan Repmt		Cash	Cum
Year	CEE	CDE	Cl 41	Plant	Other	COGPE	Cap	Rev	NetRev	CapGCA	Cost	Ovhd	Prin	Int	Flow	CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	0	75	0	0	0	75	10366	10366	0	0	0	0	0	10366	10366
2003	0	0	0	0	0	0	0	8332	18698	0	0	0	0	0	8332	18698
2004	0	0	0	0	0	0	0	6741	25439	0	0	0	0	0	6741	25439
2005	0	0	0	0	0	0	0	5645	31084	0	0	0	0	0	5645	31084
2006	0	0	0	0	0	0	0	4864	35948	0	0	0	0	0	4864	35948
2007	0	0	0	0	0	0	0	4331	40279	0	0	0	0	0	4331	40279
2008	0	0	0	0	0	0	0	3894	44173	0	0	0	0	0	3894	44173
2009	0	0	0	0	0	0	0	3524	47698	0	0	0	0	0	3524	47698
2010	0	0	0	0	0	0	0	3225	50922	0	0	0	0	0	3225	50922
2011	0	0	0	0	0	0	0	2977	53899	0	0	0	0	0	2977	53899
2012	0	0	0	0	0	0	0	2753	56652	0	0	0	0	0	2753	56652
2013	0	0	0	0	0	0	0	2550	59202	0	0	0	0	0	2550	59202
2014	0	0	0	0	0	0	0	2373	61575	0	0	0	0	0	2373	61575
2015	0	0	0	0	0	0	0	2213	63788	0	0	0	0	0	2213	63788
2016	0	0	0	0	0	0	0	2064	65852	0	0	0	0	0	2064	65852
2017	0	0	0	0	0	0	0	1926	67778	0	0	0	0	0	1926	67778
2018	0	0	0	0	0	0	0	1797	69574	0	0	0	0	0	1797	69574
2019	0	0	0	0	0	0	0	1676	71250	0	0	0	0	0	1676	71250
2020	0	0	0	0	0	0	0	1561	72811	0	0	0	0	0	1561	72811
2021	0	0	0	0	0	0	0	1454	74266	0	0	0	0	0	1454	74266
Subt	0	0	75	0	0	0	75	74266		0	0	0	0	0	74266	
29 Yr	0	0	0	0	0	0	0	15582		0	0	0	0	0	15582	
Totl	0	0	75	0	0	0	75	89847		0	0	0	0	0	89847	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	45254	41567	37220	33854	31997	28302	25533
Cash Flow	45254	41567	37220	33854	31997	28302	25533

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3C

Proven Developed,
Non-Producing

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties-Con
ACQUIRED FROM GASCAN RESOURCES LTD.
Prodn Start Jan 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

	Reserves								
	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	0.0	0	23707	0.0	0.0	0.0	31.5	31.5	0.0
Co Int	0.0	0	19483	0.0	0.0	0.0	6.2	6.2	0.0
Co Net	0.0	0	17208	0.0	0.0	0.0	4.3	4.3	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	3122	47725	0	0	0	47725
10.0	2965	18923	0	0	0	18923
12.0	2937	16825	0	0	0	16825
15.0	2895	14396	0	0	0	14396
18.0	2855	12549	0	0	0	12549
20.0	2829	11544	0	0	0	11544
25.0	2767	9579	0	0	0	9579
30.0	2709	8142	0	0	0	8142

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	2431	0	3090	44	526	5	136	0	3122	0	-655
2003	0	4021	0	5069	38	773	27	326	0	0	0	3981
2004	0	3524	0	4442	28	639	22	291	0	0	0	3518
2005	0	3115	0	3927	21	535	19	264	0	0	0	3130
2006	0	2774	0	3498	16	453	15	241	0	0	0	2804
2007	0	2442	0	3087	11	383	13	176	0	0	0	2526
2008	0	2189	0	2769	8	328	11	148	0	0	0	2290
2009	0	1927	0	2448	4	278	9	76	0	0	0	2089
2010	0	1756	0	2231	3	242	7	70	0	0	0	1915
2011	0	1606	0	2041	2	213	6	64	0	0	0	1760
2012	0	1474	0	1873	1	189	5	59	0	0	0	1622
2013	0	1357	0	1724	1	168	4	55	0	0	0	1498
2014	0	1253	0	1591	1	151	3	51	0	0	0	1387
2015	0	1159	0	1472	1	136	2	47	0	0	0	1286
2016	0	1075	0	1365	0	124	2	44	0	0	0	1196
2017	0	994	0	1263	0	112	1	37	0	0	0	1113
2018	0	926	0	1176	0	102	1	34	0	0	0	1039
2019	0	864	0	1097	0	93	0	32	0	0	0	972
2020	0	807	0	1025	0	86	0	30	0	0	0	910
2021	0	755	0	959	0	79	0	28	0	0	0	853
Subt			0	46146	179	5609	153	2209	0	3122	0	35232
36 Yr			0	21495	0	1357	38	7608	0	0	0	12493
Totl			0	67641	179	6965	190	9817	0	3122	0	47725
Discounted	@10.0%		0	26802	139	3491	98	1462	0	2965	0	18923
Cash	@12.0%		0	24257	133	3217	91	1320	0	2937	0	16825
Streams	@15.0%		0	21304	125	2886	82	1170	0	2895	0	14396

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Sproule

Table: C-3C

Proven Developed, Non-Producing

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties-Con
ACQUIRED FROM GASCAN RESOURCES LTD.
Prodn Start Jan 01, 2002

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

	---------Non-Assoc / Assoc Pipeline Gas--------					
Year	Wells	Daily	Gross	Co Int	Co Net	Price
		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	3.0	5516	2013	887	724	3.48
2003	3.0	6290	2296	1468	1215	3.45
2004	3.0	5163	1884	1286	1077	3.45
2005	3.0	4301	1570	1137	961	3.45
2006	3.0	3634	1326	1013	864	3.45
2007	3.0	3068	1120	891	766	3.46
2008	2.0	2646	966	799	691	3.47
2009	1.0	2262	825	703	612	3.48
2010	1.0	2003	731	641	562	3.48
2011	1.0	1790	653	586	517	3.48
2012	1.0	1612	588	538	476	3.48
2013	1.0	1461	533	495	440	3.48
2014	1.0	1332	486	457	408	3.48
2015	1.0	1220	445	423	379	3.48
2016	1.0	1122	410	392	352	3.48
2017	1.0	1013	370	363	327	3.48
2018	0.0	942	344	338	305	3.48
2019	0.0	879	321	315	285	3.48
2020	0.0	821	300	295	267	3.48
2021	0.0	767	280	276	251	3.48
Subt			17461	13304	11477	
36 Yr			6246	6179	5731	
Totl			23707	19483	17208	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

	--------PentanePlus--------			
Year	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl
2002	8.7	1.5	1.0	29.09
2003	6.5	1.3	0.9	28.62
2004	4.7	1.0	0.7	28.54
2005	3.4	0.7	0.5	28.46
2006	2.5	0.6	0.4	28.35
2007	1.7	0.4	0.3	28.48
2008	1.2	0.3	0.2	28.48
2009	0.8	0.1	0.1	29.25
2010	0.6	0.1	0.1	29.25
2011	0.4	0.1	0.0	29.25
2012	0.3	0.1	0.0	29.25
2013	0.2	0.0	0.0	29.25
2014	0.2	0.0	0.0	29.25
2015	0.1	0.0	0.0	29.25
2016	0.1	0.0	0.0	29.25
2017	0.0	0.0	0.0	29.25
2018	0.0	0.0	0.0	0.00
2019	0.0	0.0	0.0	0.00
2020	0.0	0.0	0.0	0.00
2021	0.0	0.0	0.0	0.00
Subt	31.5	6.2	4.3	
36 Yr	0.0	0.0	0.0	
Totl	31.5	6.2	4.3	

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3C

Proven Developed,
Non-Producing

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties-Con
ACQUIRED FROM GASCAN RESOURCES LTD.
Prodn Start Jan 01, 2002

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	3090	44	0	0	0	563	0	5	0	39	2	136	0	0	2467
2003	0	5069	38	0	0	0	834	0	29	0	67	4	326	0	0	3981
2004	0	4442	28	0	0	0	689	0	24	0	55	3	291	0	0	3518
2005	0	3927	21	0	0	0	576	0	20	0	45	3	264	0	0	3130
2006	0	3498	16	0	0	0	487	0	16	0	38	2	241	0	0	2804
2007	0	3087	11	0	0	0	410	0	14	0	30	2	176	0	0	2526
2008	0	2769	8	0	0	0	351	0	11	0	25	1	148	0	0	2290
2009	0	2448	4	0	0	0	295	0	9	0	19	1	76	0	0	2089
2010	0	2231	3	0	0	0	257	0	8	0	17	1	70	0	0	1915
2011	0	2041	2	0	0	0	226	0	6	0	15	1	64	0	0	1760
2012	0	1873	1	0	0	0	201	0	5	0	13	1	59	0	0	1622
2013	0	1724	1	0	0	0	179	0	4	0	12	0	55	0	0	1498
2014	0	1591	1	0	0	0	161	0	3	0	10	0	51	0	0	1387
2015	0	1472	1	0	0	0	145	0	3	0	9	0	47	0	0	1286
2016	0	1365	0	0	0	0	132	0	2	0	8	0	44	0	0	1196
2017	0	1263	0	0	0	0	119	0	1	0	8	0	37	0	0	1113
2018	0	1176	0	0	0	0	109	0	1	0	7	0	34	0	0	1039
2019	0	1097	0	0	0	0	100	0	0	0	6	0	32	0	0	972
2020	0	1025	0	0	0	0	91	0	0	0	6	0	30	0	0	910
2021	0	959	0	0	0	0	84	0	0	0	5	0	28	0	0	853
Subt	0	46146	179	0	0	0	6011	0	162	0	434	22	2209	0	0	38355
36 Yr	0	21495	0	0	0	0	1448	0	40	0	94	0	7608	0	0	12493
Totl	0	67641	179	0	0	0	7459	0	202	0	528	22	9817	0	0	50848

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	3097	25	0	0	0	3122	-655	-655	0	0	0	0	0	-655	-655
2003	0	0	0	0	0	0	0	3981	3326	0	0	0	0	0	3981	3326
2004	0	0	0	0	0	0	0	3518	6844	0	0	0	0	0	3518	6844
2005	0	0	0	0	0	0	0	3130	9974	0	0	0	0	0	3130	9974
2006	0	0	0	0	0	0	0	2804	12778	0	0	0	0	0	2804	12778
2007	0	0	0	0	0	0	0	2526	15304	0	0	0	0	0	2526	15304
2008	0	0	0	0	0	0	0	2290	17594	0	0	0	0	0	2290	17594
2009	0	0	0	0	0	0	0	2089	19683	0	0	0	0	0	2089	19683
2010	0	0	0	0	0	0	0	1915	21598	0	0	0	0	0	1915	21598
2011	0	0	0	0	0	0	0	1760	23358	0	0	0	0	0	1760	23358
2012	0	0	0	0	0	0	0	1622	24980	0	0	0	0	0	1622	24980
2013	0	0	0	0	0	0	0	1498	26477	0	0	0	0	0	1498	26477
2014	0	0	0	0	0	0	0	1387	27864	0	0	0	0	0	1387	27864
2015	0	0	0	0	0	0	0	1286	29151	0	0	0	0	0	1286	29151
2016	0	0	0	0	0	0	0	1196	30346	0	0	0	0	0	1196	30346
2017	0	0	0	0	0	0	0	1113	31459	0	0	0	0	0	1113	31459
2018	0	0	0	0	0	0	0	1039	32498	0	0	0	0	0	1039	32498
2019	0	0	0	0	0	0	0	972	33469	0	0	0	0	0	972	33469
2020	0	0	0	0	0	0	0	910	34379	0	0	0	0	0	910	34379
2021	0	0	0	0	0	0	0	853	35232	0	0	0	0	0	853	35232
Subt	0	3097	25	0	0	0	3122	35232		0	0	0	0	0	35232	
36 Yr	0	0	0	0	0	0	0	12493		0	0	0	0	0	12493	
Totl	0	3097	25	0	0	0	3122	47725		0	0	0	0	0	47725	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	18923	16825	14396	12549	11544	9579	8142
Cash Flow	18923	16825	14396	12549	11544	9579	8142

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3D

Proven
Undeveloped

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties-Con
ACQUIRED FROM GASCAN RESOURCES LTD.
Prodn Start Jan 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	0.0	0	37227	0.0	0.0	0.0	18.9	18.9	0.0
Co Int	0.0	0	34814	0.0	0.0	0.0	10.7	10.7	0.0
Co Net	0.0	0	29661	0.0	0.0	0.0	7.3	7.3	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	16513	94642	0	0	0	94642
10.0	15633	59304	0	0	0	59304
12.0	15474	54110	0	0	0	54110
15.0	15243	47523	0	0	0	47523
18.0	15023	42103	0	0	0	42103
20.0	14881	39006	0	0	0	39006
25.0	14543	32650	0	0	0	32650
30.0	14228	27759	0	0	0	27759

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	8331	0	10437	11	1532	78	641	0	15270	0	-7073
2003	0	17445	0	21940	37	3204	155	1476	0	1213	0	15930
2004	0	16249	0	20410	48	2904	122	1492	0	0	0	15940
2005	0	13247	0	16638	36	2159	93	1304	0	0	0	13118
2006	0	10931	0	13726	28	1629	72	1162	0	0	0	10891
2007	0	9112	0	11440	22	1247	57	1052	0	30	0	9075
2008	0	7875	0	9858	18	1019	45	998	0	0	0	7813
2009	0	6648	0	8323	14	790	36	919	0	0	0	6591
2010	0	5586	0	7002	12	607	29	846	0	0	0	5532
2011	0	4740	0	5945	10	477	24	790	0	0	0	4665
2012	0	4021	0	5049	9	378	19	717	0	0	0	3944
2013	0	3436	0	4319	8	304	16	648	0	0	0	3359
2014	0	2989	0	3756	7	250	13	623	0	0	0	2878
2015	0	2607	0	3274	6	206	10	598	0	0	0	2466
2016	0	2282	0	2865	5	171	8	576	0	0	0	2114
2017	0	1990	0	2500	4	141	7	545	0	0	0	1812
2018	0	1709	0	2153	3	114	5	485	0	0	0	1552
2019	0	1507	0	1898	2	95	4	475	0	0	0	1326
2020	0	1332	0	1676	2	80	3	466	0	0	0	1129
2021	0	1178	0	1482	2	67	2	458	0	0	0	957
Subt			0	154692	283	17373	800	16270	0	16513	0	104020
36 Yr			0	-35381	6	-2121	-252	-23625	0	0	0	-9378
Totl			0	119311	289	15251	548	-7354	0	16513	0	94642
Discounted	@10.0%		0	95315	177	11761	537	8256	0	15633	0	59304
Cash	@12.0%		0	88619	163	11065	508	7626	0	15474	0	54110
Streams	@15.0%		0	79977	147	10150	467	6740	0	15243	0	47523

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3D

Proven
Undeveloped

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties-Con
ACQUIRED FROM GASCAN RESOURCES LTD.
Prodn Start Jan 01, 2002

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

Year	Wells	Daily	Gross	Co Int	Co Net	Price
	---------Non-Assoc / Assoc Pipeline Gas--------					
		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	29.0	8553	3122	3041	2520	3.43
2003	102.0	18630	6800	6367	5283	3.45
2004	102.0	17752	6479	5931	4947	3.44
2005	102.0	14298	5219	4835	4102	3.44
2006	102.0	11670	4259	3990	3435	3.44
2007	102.0	9635	3517	3326	2901	3.44
2008	102.0	8248	3010	2874	2528	3.43
2009	102.0	6916	2524	2426	2157	3.43
2010	102.0	5781	2110	2039	1831	3.43
2011	102.0	4882	1782	1730	1566	3.44
2012	102.0	4126	1506	1468	1337	3.44
2013	99.0	3515	1283	1254	1149	3.44
2014	99.0	3050	1113	1091	1005	3.44
2015	99.0	2643	965	952	880	3.44
2016	98.0	2304	841	833	774	3.44
2017	98.0	2009	733	726	678	3.44
2018	97.0	1726	630	624	585	3.45
2019	97.0	1522	555	550	518	3.45
2020	97.0	1344	491	486	459	3.45
2021	97.0	1189	434	430	407	3.45
Subt			47375	44974	39063	
36 Yr			-10148	-10159	-9402	
Totl			37227	34814	29661	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

Year	Gross	CoInt	CoNet	Price
	--------PentanePlus--------			
	Mbbl	Mbbl	Mbbl	$/bbl
2002	0.4	0.4	0.3	26.40
2003	2.7	1.3	0.9	27.40
2004	3.9	1.7	1.2	27.57
2005	2.8	1.3	0.9	27.47
2006	2.0	1.0	0.7	27.35
2007	1.5	0.8	0.5	27.23
2008	1.1	0.6	0.4	27.11
2009	0.9	0.5	0.4	27.00
2010	0.7	0.4	0.3	26.89
2011	0.5	0.4	0.3	26.80
2012	0.4	0.3	0.2	26.72
2013	0.4	0.3	0.2	26.65
2014	0.3	0.3	0.2	26.60
2015	0.2	0.2	0.2	26.48
2016	0.2	0.2	0.1	26.40
2017	0.2	0.2	0.1	26.40
2018	0.1	0.1	0.1	26.40
2019	0.1	0.1	0.1	26.40
2020	0.1	0.1	0.1	26.40
2021	0.1	0.1	0.1	26.40
Subt	18.6	10.4	7.1	
36 Yr	0.2	0.2	0.1	
Totl	18.9	10.7	7.3	

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3D

Proven
Undeveloped

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties-Com
ACQUIRED FROM GASCAN RESOURCES LTD.
Prodn Start Jan 01, 2002

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
----	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	10437	11	0	0	0	1658	0	83	0	146	14	641	0	0	8197
2003	0	21940	37	0	0	0	3471	0	165	0	304	26	1476	0	0	17142
2004	0	20410	48	0	0	0	3175	0	130	0	295	16	1492	0	0	15940
2005	0	16638	36	0	0	0	2364	0	99	0	221	10	1304	0	0	13118
2006	0	13726	28	0	0	0	1785	0	77	0	167	7	1162	0	0	10891
2007	0	11440	22	0	0	0	1367	0	61	0	128	5	1052	0	0	9105
2008	0	9858	18	0	0	0	1117	0	48	0	104	3	998	0	0	7813
2009	0	8323	14	0	0	0	867	0	39	0	81	2	919	0	0	6591
2010	0	7002	12	0	0	0	666	0	31	0	63	2	846	0	0	5532
2011	0	5945	10	0	0	0	525	0	25	0	51	1	790	0	0	4665
2012	0	5049	9	0	0	0	417	0	21	0	41	1	717	0	0	3944
2013	0	4319	8	0	0	0	336	0	17	0	34	1	648	0	0	3359
2014	0	3756	7	0	0	0	276	0	14	0	28	1	623	0	0	2878
2015	0	3274	6	0	0	0	228	0	11	0	23	0	598	0	0	2466
2016	0	2865	5	0	0	0	190	0	9	0	20	0	576	0	0	2114
2017	0	2500	4	0	0	0	156	0	7	0	16	0	545	0	0	1812
2018	0	2153	3	0	0	0	125	0	6	0	12	0	485	0	0	1552
2019	0	1898	2	0	0	0	105	0	4	0	10	0	475	0	0	1326
2020	0	1676	2	0	0	0	88	0	3	0	9	0	466	0	0	1129
2021	0	1482	2	0	0	0	74	0	2	0	8	0	458	0	0	957
Subt	0	154692	283	0	0	0	18991	0	851	0	1760	90	16270	0	0	120533
36 Yr	0	-35381	6	0	0	0	-2257	0	-268	0	-153	0	-23625	0	0	-9378
Totl	0	119311	289	0	0	0	16734	0	583	0	1608	90	-7354	0	0	111155

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
----	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	12690	450	2000	130	0	15270	-7073	-7073	0	0	0	0	0	-7073	-7073
2003	0	800	263	0	150	0	1213	15930	8856	0	0	0	0	0	15930	8856
2004	0	0	0	0	0	0	0	15940	24796	0	0	0	0	0	15940	24796
2005	0	0	0	0	0	0	0	13118	37915	0	0	0	0	0	13118	37915
2006	0	0	0	0	0	0	0	10891	48806	0	0	0	0	0	10891	48806
2007	0	0	30	0	0	0	30	9075	57881	0	0	0	0	0	9075	57881
2008	0	0	0	0	0	0	0	7813	65694	0	0	0	0	0	7813	65694
2009	0	0	0	0	0	0	0	6591	72286	0	0	0	0	0	6591	72286
2010	0	0	0	0	0	0	0	5532	77818	0	0	0	0	0	5532	77818
2011	0	0	0	0	0	0	0	4665	82483	0	0	0	0	0	4665	82483
2012	0	0	0	0	0	0	0	3944	86427	0	0	0	0	0	3944	86427
2013	0	0	0	0	0	0	0	3359	89786	0	0	0	0	0	3359	89786
2014	0	0	0	0	0	0	0	2878	92664	0	0	0	0	0	2878	92664
2015	0	0	0	0	0	0	0	2466	95130	0	0	0	0	0	2466	95130
2016	0	0	0	0	0	0	0	2114	97244	0	0	0	0	0	2114	97244
2017	0	0	0	0	0	0	0	1812	99056	0	0	0	0	0	1812	99056
2018	0	0	0	0	0	0	0	1552	100608	0	0	0	0	0	1552	100608
2019	0	0	0	0	0	0	0	1326	101934	0	0	0	0	0	1326	101934
2020	0	0	0	0	0	0	0	1129	103064	0	0	0	0	0	1129	103064
2021	0	0	0	0	0	0	0	957	104020	0	0	0	0	0	957	104020
Subt	0	13490	743	2000	280	0	16513	104020		0	0	0	0	0	104020	
36 Yr	0	0	0	0	0	0	0	-9378		0	0	0	0	0	-9378	
Totl	0	13490	743	2000	280	0	16513	94642		0	0	0	0	0	94642	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	59304	54110	47523	42103	39006	32650	27759
Cash Flow	59304	54110	47523	42103	39006	32650	27759

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3E

Probable

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties-Con
ACQUIRED FROM GASCAN RESOURCES LTD.
Prodn Start Jan 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	107.1	0	13744	0.0	12.3	0.0	16.5	28.7	0.0
Co Int	56.5	0	10368	0.0	2.7	0.0	6.7	9.4	0.0
Co Net	49.3	0	9209	0.0	2.3	0.0	4.6	6.9	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	66	17891	0	0	0	17891
10.0	61	4645	0	0	0	4645
12.0	60	3955	0	0	0	3955
15.0	59	3215	0	0	0	3215
18.0	58	2693	0	0	0	2693
20.0	57	2423	0	0	0	2423
25.0	55	1920	0	0	0	1920
30.0	53	1574	0	0	0	1574

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	1	72	15	87	2	25	-2	13	0	66	0	3
2003	4	400	43	471	42	135	0	53	0	0	0	368
2004	5	632	60	766	42	210	2	78	0	0	0	579
2005	6	705	64	863	31	218	5	92	0	0	0	642
2006	14	724	159	889	24	215	6	193	0	0	0	658
2007	4	728	46	891	20	193	6	125	0	0	0	633
2008	4	729	49	889	16	178	6	160	0	0	0	610
2009	5	700	51	853	13	163	6	168	0	0	0	579
2010	5	635	59	775	10	142	6	145	0	0	0	553
2011	7	567	77	696	8	120	6	128	0	0	0	526
2012	7	503	73	620	6	101	6	92	0	0	0	501
2013	6	473	70	583	6	87	5	88	0	0	0	478
2014	5	448	53	552	5	76	5	74	0	0	0	455
2015	3	424	38	522	5	67	4	60	0	0	0	434
2016	3	398	38	491	4	60	4	55	0	0	0	414
2017	3	393	38	484	5	55	5	72	0	0	0	395
2018	3	393	38	481	6	52	5	92	0	0	0	375
2019	3	370	37	452	5	47	5	87	0	0	0	356
2020	3	346	36	422	5	42	4	80	0	0	0	337
2021	3	342	36	416	5	40	4	92	0	0	0	321
Subt			1079	12203	259	2226	86	1945	0	66	0	9219
28 Yr			686	23224	47	1310	132	13843	0	0	0	8672
Totl			1765	35427	306	3536	218	15788	0	66	0	17891
Discounted @10.0%			553	6610	161	1234	39	1346	0	61	0	4645
Cash @12.0%			478	5538	148	1093	31	1024	0	60	0	3955
Streams @15.0%			395	4450	132	933	24	746	0	59	0	3215

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Table: C-3E

Probable

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties-Com
ACQUIRED FROM GASCAN RESOURCES LTD.
Prodn Start Jan 01, 2002

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

	Oil						Non-Assoc / Assoc Pipeline Gas					
Year	Wells	Daily	Gross	Co Int	Co Net	Price	Wells	Daily	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	0.0	4	1.3	0.5	0.4	30.96	0.0	221	81	26	20	3.33
2003	0.0	10	3.7	1.4	1.0	30.99	2.0	1465	535	146	108	3.42
2004	0.0	14	5.1	1.9	1.4	30.99	2.0	1980	723	231	169	3.42
2005	0.0	15	5.6	2.1	1.6	30.96	3.0	1845	674	257	190	3.40
2006	3.0	32	11.8	5.1	4.6	31.15	3.0	1700	621	264	197	3.39
2007	0.0	12	4.5	1.5	1.2	30.78	4.0	1525	557	266	203	3.37
2008	0.0	13	4.7	1.6	1.3	30.81	5.0	1366	498	266	208	3.35
2009	0.0	13	4.7	1.7	1.3	30.85	5.0	1211	442	256	202	3.34
2010	6.0	17	6.0	1.9	1.5	30.74	4.0	1051	384	232	186	3.35
2011	6.0	26	9.4	2.5	2.1	30.51	2.0	867	317	207	168	3.36
2012	6.0	23	8.5	2.4	2.0	30.58	1.0	746	272	183	151	3.38
2013	6.0	21	7.6	2.3	1.9	30.65	1.0	671	245	173	145	3.38
2014	6.0	11	4.1	1.7	1.4	31.00	2.0	617	225	163	139	3.38
2015	0.0	3	1.2	1.2	1.0	31.55	3.0	569	208	155	133	3.38
2016	0.0	3	1.2	1.2	1.0	31.55	2.0	514	188	145	126	3.38
2017	0.0	3	1.2	1.2	1.0	31.55	5.0	523	191	144	125	3.37
2018	0.0	3	1.2	1.2	1.0	31.55	5.0	505	184	144	126	3.35
2019	0.0	3	1.2	1.2	1.0	31.55	4.0	456	167	135	119	3.35
2020	0.0	3	1.2	1.2	1.0	31.55	3.0	409	149	126	112	3.35
2021	0.0	3	1.1	1.1	1.0	31.55	4.0	397	145	125	111	3.33
Subt			85.4	34.8	28.7				6803	3643	2940	
28 Yr			21.7	21.7	20.5				6940	6725	6269	
Totl			107.1	56.5	49.3				13744	10368	9209	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

	Propane				PentanePlus			
Year	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2002	0.0	0.0	0.0	15.56	0.3	0.1	0.1	28.23
2003	0.1	0.0	0.0	15.56	1.6	0.4	0.3	28.70
2004	0.2	0.0	0.0	15.56	2.4	0.7	0.5	28.67
2005	0.3	0.0	0.0	15.56	2.0	0.6	0.4	28.49
2006	0.5	0.1	0.1	15.56	1.7	0.5	0.4	28.34
2007	0.5	0.1	0.1	15.56	1.4	0.5	0.3	28.10
2008	0.5	0.1	0.1	15.56	1.2	0.5	0.3	27.82
2009	0.5	0.1	0.1	15.56	1.0	0.4	0.3	27.64
2010	0.5	0.1	0.1	15.56	0.8	0.3	0.2	27.60
2011	0.2	0.0	0.0	15.56	0.6	0.3	0.2	27.57
2012	0.2	0.1	0.0	15.56	0.5	0.2	0.1	27.60
2013	0.2	0.1	0.0	15.56	0.4	0.2	0.1	27.46
2014	0.2	0.1	0.1	15.56	0.3	0.2	0.1	27.36
2015	0.2	0.1	0.1	15.56	0.3	0.1	0.1	27.27
2016	0.3	0.1	0.1	15.56	0.2	0.1	0.1	27.13
2017	0.5	0.1	0.1	15.56	0.2	0.1	0.1	27.06
2018	0.5	0.1	0.1	15.56	0.2	0.1	0.1	26.85
2019	0.5	0.1	0.1	15.56	0.1	0.1	0.1	26.67
2020	0.5	0.1	0.1	15.56	0.1	0.1	0.1	26.62
2021	0.5	0.1	0.1	15.56	0.1	0.1	0.1	26.51
Subt	7.0	1.5	1.2		15.4	5.7	3.9	
28 Yr	5.3	1.3	1.1		1.0	1.0	0.7	
Totl	12.3	2.7	2.3		16.5	6.7	4.6	

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Table: C-3E

Probable

ADVANTAGE ENERGY INCOME FUND
Constant-Gascan Properties-Com
ACQUIRED FROM GASCAN RESOURCES LTD.
Prodn Start Jan 01, 2002

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

	Revenue						Royalties				GCA	Min	Lease	Plant		Oper
Year	Oil	Gas	NGL	Sul	Roy	Other	Crown	Prod	Res	Sul	rec'd	Taxes	Exp	Exp	NPI	Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	15	87	2	0	0	0	29	0	-3	0	4	1	13	0	0	69
2003	43	471	13	0	29	0	149	0	-2	0	14	2	53	0	0	368
2004	60	766	20	0	22	0	233	0	1	0	24	2	78	0	0	579
2005	64	863	18	0	13	0	246	0	4	0	30	2	92	0	0	642
2006	159	889	16	0	7	0	244	0	6	0	31	2	193	0	0	658
2007	46	891	15	0	5	0	222	0	6	0	31	2	125	0	0	633
2008	49	889	14	0	2	0	207	0	6	0	30	2	160	0	0	610
2009	51	853	13	0	0	0	189	0	6	0	28	1	168	0	0	579
2010	59	775	10	0	0	0	164	0	6	0	24	1	145	0	0	553
2011	77	696	8	0	0	0	139	0	6	0	20	1	128	0	0	526
2012	73	620	6	0	0	0	116	0	6	0	17	1	92	0	0	501
2013	70	583	6	0	0	0	100	0	6	0	15	1	88	0	0	478
2014	53	552	5	0	0	0	88	0	5	0	13	1	74	0	0	455
2015	38	522	5	0	0	0	77	0	4	0	11	1	60	0	0	434
2016	38	491	4	0	0	0	69	0	4	0	10	1	55	0	0	414
2017	38	484	5	0	0	0	63	0	5	0	10	1	72	0	0	395
2018	38	481	6	0	0	0	60	0	5	0	10	1	92	0	0	375
2019	37	452	5	0	0	0	54	0	5	0	9	1	87	0	0	356
2020	36	422	5	0	0	0	49	0	5	0	8	1	80	0	0	337
2021	36	416	5	0	0	0	47	0	4	0	8	1	92	0	0	321
Subt	1079	12203	181	0	79	0	2546	0	86	0	345	25	1945	0	0	9285
28 Yr	686	23224	47	0	0	0	1432	0	140	0	133	3	13843	0	0	8672
Totl	1765	35427	228	0	79	0	3979	0	226	0	478	27	15788	0	0	17957

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

	Intangible		Tangible			CEDIP	Total	Net	Cum	ARTC	Aband		Loan Repmt		Cash	Cum
Year	CEE	CDE	C1 41	Plant	Other	COGPE	Cap	Rev	NetRev	CapGCA	Cost	Ovhd	Prin	Int	Flow	CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	66	0	0	0	0	66	3	3	0	0	0	0	0	3	3
2003	0	0	0	0	0	0	0	368	371	0	0	0	0	0	368	371
2004	0	0	0	0	0	0	0	579	950	0	0	0	0	0	579	950
2005	0	0	0	0	0	0	0	642	1592	0	0	0	0	0	642	1592
2006	0	0	0	0	0	0	0	658	2251	0	0	0	0	0	658	2251
2007	0	0	0	0	0	0	0	633	2884	0	0	0	0	0	633	2884
2008	0	0	0	0	0	0	0	610	3494	0	0	0	0	0	610	3494
2009	0	0	0	0	0	0	0	579	4074	0	0	0	0	0	579	4074
2010	0	0	0	0	0	0	0	553	4626	0	0	0	0	0	553	4626
2011	0	0	0	0	0	0	0	526	5152	0	0	0	0	0	526	5152
2012	0	0	0	0	0	0	0	501	5654	0	0	0	0	0	501	5654
2013	0	0	0	0	0	0	0	478	6131	0	0	0	0	0	478	6131
2014	0	0	0	0	0	0	0	455	6586	0	0	0	0	0	455	6586
2015	0	0	0	0	0	0	0	434	7021	0	0	0	0	0	434	7021
2016	0	0	0	0	0	0	0	414	7435	0	0	0	0	0	414	7435
2017	0	0	0	0	0	0	0	395	7830	0	0	0	0	0	395	7830
2018	0	0	0	0	0	0	0	375	8205	0	0	0	0	0	375	8205
2019	0	0	0	0	0	0	0	356	8561	0	0	0	0	0	356	8561
2020	0	0	0	0	0	0	0	337	8898	0	0	0	0	0	337	8898
2021	0	0	0	0	0	0	0	321	9219	0	0	0	0	0	321	9219
Subt	0	66	0	0	0	0	66	9219		0	0	0	0	0	9219	
28 Yr	0	0	0	0	0	0	0	8672		0	0	0	0	0	8672	
Totl	0	66	0	0	0	0	66	17891		0	0	0	0	0	17891	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	4645	3955	3215	2693	2423	1920	1574
Cash Flow	4645	3955	3215	2693	2423	1920	1574

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Appendix A — Definitions

The following definitions form the basis of our classification of reserves and values presented in this report.

1. **Proven Reserves** are those quantities of crude oil, natural gas, and natural gas by-products, which, upon analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under presently anticipated economic and operating conditions. There is relatively little risk with these reserves.

   Proven reserves are sub-divided into the following groups, depending on their status of development.

   a. **Proven Developed Reserves**
   These are proven reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. This group is further divided to include the following:

      i. **Proven Developed Producing Reserves**
      These are proven reserves that are presently being produced from completion intervals open for production in existing wells.

      ii. **Proven Developed Non-Producing Reserves**
      These are proven reserves that are currently not being produced but do exist in completed but not producing intervals in existing wells, behind casing in existing wells or at minor depths below the present bottom of existing wells. These proven reserves are expected to be produced through the existing wells in the predictable future. These reserves are classified as proven developed because the cost of making such reserves available for production is relatively small, compared to the cost of a new well.

   b. **Proven Undeveloped Reserves**
   These are proven reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where relatively major expenditures are required for completion of these wells or for the installation of processing and gathering facilities prior to the production of the reserves. Reserves on undrilled acreage are limited to those drilling units offsetting productive wells, where there is reasonable certainty of production.

2. **Probable Reserves** are those reserves that may be recoverable as a result of the beneficial effects that may be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism than that deemed proven at the present time, or that may reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions that contain proven reserves. The risk associated with these reserves generally ranges from 25 to 75 percent.

3. **Pipeline Gas Reserves** are gas reserves remaining after deducting surface losses due to process shrinkage and raw gas used as lease fuel.

4. **Remaining Recoverable Reserves** are the total remaining recoverable reserves associated with the acreage in which the Company has an interest.

5. **Company Gross Reserves** are the Company's working, lessor royalty, and overriding royalty interest share of the remaining reserves, before deduction of any royalties.

6. **Company Net Reserves** are the gross remaining reserves of the properties in which the Company has an interest, less all Crown, freehold, and overriding royalties and interests owned by others.

7. **Net Production Revenue** is income derived from the sale of net reserves of oil, pipeline gas, and gas by-products, less all capital and operating costs.

Appendix B — Prices (As of January 1, 2002)

Sproule's short term outlook for oil and gas prices adopts the NYMEX futures market for the forecast period ending June 30, 2003. The forecast used in this evaluation was derived as of **January 1, 2002** and reflects the arithmetic average of the futures market at the close of trading each day, for the month prior to the Termination of Trading date for a **January** contract. The oil price forecasts are based on the NYMEX Division light, sweet (low-sulphur) crude oil futures contract, which specifies the West Texas Intermediate crude as a deliverable, and the gas price forecasts are based on the NYMEX Division Henry Hub natural gas futures contract.

The NYMEX oil and gas futures prices are the foundation of Sproule's energy pricing models in the early years. This data is combined with Sproule's assumptions respecting long-term prices, inflation rates, and exchange rates, together with estimates of transportation costs and prices of competing fuels, to forecast wellhead and plantgate prices for Canadian oil, natural gas, and natural gas by-product production. The following paragraphs briefly describe some of the key considerations included in Sproule's long term outlook for oil and natural gas price forecasts.

Oil Prices

In the long term, the price of oil will be governed by supply and demand, and the degree that OPEC is able to limit supply will be a major determinant in establishing oil prices for the next ten years. The long-term oil price forecast, presented in Table P-1, was based on a supply forecast that falls in between a fully competitive market and a market controlled by an effective OPEC production quota system. Price stability that promotes a steady growth in demand is therefore in the best interest of the OPEC nations. Sproule's long-term forecast has been capped at $20.50 per barrel (2001 dollars) in recognition of the economic hurdle rate of alternative supplies. In the foreseeable future, OPEC must limit the real increase in oil prices in order to limit the development of alternative supplies.

Transmission costs, a significant item in forecasting Canadian wellhead prices, are expected to increase at rates that are generally less than the rate of inflation. The exchange rate ($U.S. per $Canadian) reflects the current futures market currently in the range of 0.63 to 0.64.

The oil price forecasts set out in Table P-1 are based on a forecast of prices for West Texas Intermediate crude at Cushing, Oklahoma. The price of this marker crude is expected to directly reflect world oil prices over the forecast period. The Edmonton par price is for a 40 to 45 degree API crude having less than 0.5 percent sulphur. The actual wellhead price of oil will vary with the quality of the crude and the cost of the transportation from the wellhead to the trading hub in Edmonton. This cost, which is referred to as the price differential, is based on the actual

difference between the revenue received at the wellhead and the Edmonton par price postings of major crude oil purchasers. In the absence of actual crude oil price statistics, the differential is based on the price of similar quality crude in the area.

Natural Gas Prices

The New York Mercantile Exchange (NYMEX) posted price for gas bought and sold at the Henry Hub in Louisiana has become a common index for Canadian natural gas producers with access to the American marketplace. In Alberta, the AECO price at Suffield is a reflection of the market price for natural gas sold locally, and the Sumas price on the British Columbia/ Washington border is critical to the BC producer.

Developing a balance between supply and demand for natural gas produced in Western Canada has proved a challenge to the Canadian producer, where drilling activity, which leads to gas well completions, must serve to replace declining gas well production and fill new or expanded pipeline systems. Over the past decade, the local Alberta, Saskatchewan and BC price of natural gas has often been suppressed, relative to the market opportunities in the United States, because local natural gas delivery exceeded the pipeline capacity leaving the provinces. Various new pipeline projects have provided sufficient market access to allow Western Canadian producers to double their production since 1986. With each new pipe, the drilling activity expanded to ensure the pipeline was full and continued until a surplus in local productive capacity would once again depress the price of natural gas in the western provinces. An additional 1.1 Bcf per day of pipeline capacity was completed during the 1998/99 winter, creating additional demand for Canadian gas. This has strengthened the Canadian gas price, as there is a market perception that this time deliverability may not be available to meet the increased demand. This surge in the local market price surpasses Sproule's long-term outlook for natural gas that caps the average price at the Alberta plantgate at $Cdn 4.10 per MMBtu in real terms. Additional natural gas production is required to fill the 1 Bcf per day of new export capacity that was added in the winter of 1998/99 and the 1.2 Bcf per day of capacity in the Alliance pipeline that will be in place November 2000. The requirement for incremental supply and the support of a high gas price will encourage the natural gas industry to focus on exploration activity rather than the development drilling which, in previous years, has served to increase the overall productive capacity from Western Canada. In the United States, Sproule maintains a long-term threshold of $3.10 U.S. per MMBtu, in real terms. Detailed price schedules are set out in Table P-2. The actual plantgate price will vary with the heat content of the natural gas and the cost of transportation from the plantgate to the trading hub. In the absence of actual natural gas price statistics, the differential is based on the price of natural gas in the area.

The evaluation of uncontracted shut-in gas reserves in Western Canada considers the proximity to existing infrastructure, and the production start date varies with the magnitude of the reserves and the development plans of the operator. To the extent the plant and gathering facilities of sufficient capacity are currently available, the production start date is deferred a year or two and the economics of plant development may curtail the production of the reserves to an average daily rate of 1.0 MMcfpd per 3.5 Bcf of reserves. For reserves in remote areas, or reserves that are considered of poor quality, the production start date is no earlier than 2003.

Natural Gas By-Products

Ethane, propane, butanes, and pentanes plus prices were forecast to continue their historic relationships with crude prices in major Eastern Canadian and U.S. market areas. Ethane prices are expected to increase from present levels at a rate that corresponds to the local Alberta spot price of gas. Sulphur prices are depressed, reflecting the current market, and are forecast to realize slight growth for the forecast period. The price forecasts for natural gas by-products are set out in Table P-1. The prices for these by-products were adjusted in this report to reflect the actual prices received at the plantgate.

Table P-1
Summary of Price Forecasts and Inflation and Exchange Rates ($Cdn)
Effective January 1, 2002

	Light Crude Oil			Heavy & Medium Oil			Western Canadian Natural Gas			Natural Gas Liquids and Sulphur at Plantgate						
Year	WTI Cushing Oklahoma[a] ($US/bbl)	Edmonton Par Price 40 API ($/bbl)	Alberta Royalty Par Price ($/bbl)	Hardisty Heavy 12 API ($/bbl)	Cromer Medium 29.3 API ($/bbl)	Hardisty Medium 25.7 API ($/bbl)	Alberta[b] Plantgate Index ($/MMBtu)	British Columbia[b] Plantgate Index ($/MMBtu)	Sask.[b] Plantgate Index ($/MMBtu)	Ethane Plantgate ($/bbl)	Edmonton Propane ($/bbl)	Edmonton Butanes ($/bbl)	Edmonton Pentanes Plus ($/bbl)	Plantgate Sulphur ($/lt)	Inflation Rate (%/yr)	Exchange Rate ($US/$Cdn)
2002	19.90	29.86	27.86	14.41	25.36	21.86	3.63	3.75	3.70	10.54	16.73	17.81	30.59	0.00	1.5	0.634
2003	20.64	30.96	28.93	18.44	26.96	24.46	4.18	4.30	4.25	12.04	17.34	18.46	31.71	5.08	1.5	0.635
2004	21.12	31.67	29.61	21.58	27.92	26.67	4.19	4.26	4.26	12.08	17.74	18.88	32.43	10.30	1.5	0.635
2005	21.44	32.15	30.06	22.13	28.40	27.15	4.18	4.26	4.26	12.08	18.01	19.17	32.93	15.69	1.5	0.635
2006	21.76	32.65	30.52	22.62	28.88	27.63	4.25	4.34	4.34	12.29	18.29	19.47	33.44	15.92	1.5	0.635
2007	22.08	33.14	30.99	23.09	29.35	28.10	4.32	4.41	4.41	12.51	18.56	19.76	33.94	16.16	1.5	0.635
2008	22.42	33.65	31.46	23.56	29.82	28.57	4.40	4.49	4.49	12.73	18.85	20.06	34.46	16.40	1.5	0.635
2009	22.75	34.16	31.94	24.04	30.30	29.05	4.48	4.57	4.57	12.95	19.13	20.37	34.98	16.65	1.5	0.635
2010	23.09	34.68	32.42	24.53	30.79	29.54	4.57	4.66	4.66	13.18	19.42	20.68	35.51	16.90	1.5	0.635
2011	23.44	35.20	32.92	25.02	31.29	30.04	4.65	4.74	4.74	13.41	19.72	20.99	36.05	17.15	1.5	0.635
2012	23.79	35.74	33.42	25.52	31.79	30.54	4.73	4.82	4.82	13.64	20.02	21.31	36.60	17.41	1.5	0.635
2013	24.15	36.28	33.92	26.03	32.31	31.06	4.82	4.91	4.91	13.87	20.32	21.63	37.15	17.67	1.5	0.635
Thereafter	Escalation rate of 1.5% per year.															

Note(s):

a. 40° API, 0.4% sulphur

b. Undeveloped gas must have a minimum $0.15 per MMBtu deduction.

Table P-2
Natural Gas Price Forecasts, Various Shippers ($Cdn/MMBtu)
Effective January 1, 2002

Year	Alberta Gas Reference Price Plantgate	Alberta 30 Day Spot AECO	Alberta[a] 30 Day Spot Plantgate	Aggregator Plantgate	Alliance Pipeline	Sask.[a] 30 Day Spot Plantgate	B.C.[a] 30 Day Spot Plantgate	B.C. Average Wellhead	Huntingdon/ Sumas 30 Day Spot	Henry Hub Price ($US/MMBtu)
2002	3.39	3.80	3.63	2.95	3.05	3.70	3.75	3.20	4.15	2.89
2003	3.84	4.35	4.18	3.60	3.65	4.25	4.30	3.75	4.70	3.24
2004	3.91	4.36	4.19	3.71	3.76	4.26	4.26	3.71	4.66	3.25
2005	3.98	4.36	4.18	3.84	3.86	4.26	4.26	3.71	4.66	3.25
2006	4.12	4.44	4.25	4.04	4.04	4.34	4.34	3.79	4.74	3.29
2007	4.26	4.51	4.32	4.21	4.21	4.41	4.41	3.86	4.81	3.34
2008	4.40	4.59	4.40	4.40	4.40	4.49	4.49	3.94	4.89	3.39
2009	4.48	4.67	4.48	4.48	4.48	4.57	4.57	4.02	4.97	3.44
2010	4.57	4.76	4.57	4.57	4.57	4.66	4.66	4.11	5.06	3.50
2011	4.65	4.84	4.65	4.65	4.65	4.74	4.74	4.19	5.14	3.55
2012	4.73	4.92	4.73	4.73	4.73	4.82	4.82	4.27	5.22	3.60
2013	4.82	5.01	4.82	4.82	4.82	4.91	4.91	4.36	5.31	3.66
Thereafter	Escalation rate of 1.5% thereafter.									

Note(s):

a. Provincial Price Index, undeveloped gas must have a minimum $0.15 per MMBtu deduction.

Appendix C — Abbreviations

This appendix contains a list of abbreviations found in Sproule reports, as well as a table comparing Imperial and Metric units. Two conversion tables, used to prepare this report, are also provided.

AOF	absolute open flow
ARTC	Alberta Royalty Tax Credit
bopd	barrels of oil per day
bwpd	barrels of water per day
Cr	Crown
DCQ	daily contract quantity
DSU	drilling spacing unit
FH	Freehold
GCA	gas cost allowance
GOR	gas-oil ratio
GORR	gross overriding royalty
LPG	liquid petroleum gas
Mcfpd	thousands of cubic feet per day
MPR	maximum permissive rate
MRL	maximum rate limitation
NC	'new' Crown
NCI	net carried interest
NGL	natural gas liquids
NORR	net overriding royalty
NPI	net profits interest
OC	'old' Crown
ORRI	overriding royalty interest
P&NG	petroleum and natural gas
PSU	production spacing unit
PVT	pressure-volume-temperature
TCGSL	TransCanada Gas Services Limited
WI	working interest

Imperial Units			Metric Units	
M (10^3)	one thousand	**Prefixes**	k (10^3)	one thousand
MM (10^6)	million		M (10^6)	million
B (10^9)	one billion		T (10^{12})	one billion
T (10^{12})	one trillion		E (10^{18})	one trillion
			G (10^9)	one milliard
in.	inches	**Length**	cm	centimetres
ft	feet		m	metres
mi	mile		km	kilometres
ft^2	square feet	**Area**	m^2	square metres
ac	acres		ha	hectares
cf or ft^3	cubic feet	**Volume**	m^3	cubic metres
scf	standard cubic feet			
gal	gallons		L	litres
Mcf	thousand cubic feet			
Mcfpd	thousand cubic feet per day			
MMcf	million cubic feet			
MMcfpd	million cubic feet per day			
Bcf	billion cubic feet (10^9)			
bbl	barrels		m^3	cubic metre
Mbbl	thousand barrels			
stb	stock tank barrel		stm^3	stock tank cubic metres
bbl/d	barrels per day		m^3/d	cubic metre per day
bbl/mo	barrels per month			
Btu	British thermal units	**Energy**	J	joules
			MJ/m^3	megajoules per cubic metre (10^6)
			TJ/d	terajoule per day (10^{12})
oz	ounce	**Mass**	g	gram
lb	pounds		kg	kilograms
ton	ton		t	tonne
lt	long tons			
Mlt	thousand long tons			
psi	pounds per square inch	**Pressure**	Pa	pascals
			kPa	kilopascals (10^3)
psia	pounds per square inch absolute			
psig	pounds per square inch gauge			
°F	degrees Fahrenheit	**Temperature**	°C	degrees Celsius
°R	degrees Rankine		K	Kelvin
M$	thousand dollars	**Dollars**	k$	thousand dollars

Imperial Units			Metric Units	
sec	second	**Time**	s	second
min	minute		min	minute
hr	hour		h	hour
day	day		d	day
wk	week			week
mo	month			month
yr	year		a	annum

Conversion Factors — Metric to Imperial

cubic metres (m^3) (@ 15°C)	x 6.29010	= barrels (bbl) (@ 60°F), water
m^3 (@ 15°C)	x 6.3300	= bbl (@ 60°F), Ethane
m^3 (@ 15°C)	x 6.30001	= bbl (@ 60°F), Propane
m^3 (@ 15°C)	x 6.29683	= bbl (@ 60°F), Butanes
m^3 (@ 15°C)	x 6.29287	= bbl (@ 60°F), oil, Pentanes Plus
m^3 (@ 101.325 kPaa, 15°C)	x 0.0354937	= thousands of cubic feet (Mcf) (@ 14.65 psia, 60°F)
1,000 cubic metres (10^3m^3) (@ 101.325 kPaa, 15°C)	x 35.49373	= Mcf (@ 14.65 psia, 60°F)
hectares (ha)	x 2.4710541	= acres
1,000 square metres (10^3m^2)	x 0.2471054	= acres
10,000 cubic metres (ha·m)	x 8.107133	= acre feet (ac-ft)
$m^3/10^3m^3$ (@ 101.325 kPaa, 15° C)	x 0.0437809	= Mcf/Ac.ft. (@ 14.65 psia, 60°F)
joules (j)	x 0.000948213	= Btu
megajoules per cubic metre (MJ/m^3) (@ 101.325 kPaa, 15°C)	x 26.714952	= British thermal units per standard cubic foot (Btu/scf) (@ 14.65 psia, 60°F)
dollars per gigajoule ($/GJ)	x 1.054615	= $/Mcf (1,000 Btu gas)
metres (m)	x 3.28084	= feet (ft)
kilometres (km)	x 0.6213712	= miles (mi)
dollars per 1,000 cubic metres ($\$/10^3m^3$)	x 0.0288951	= dollars per thousand cubic feet ($/Mcf) (@ 15.025 psia) B.C.
($\$/10^3m^3$)	x 0.02817399	= $/Mcf (@ 14.65 psia) Alta.
dollars per cubic metre ($\$/m^3$)	x 0.158910	= dollars per barrel ($/bbl)
gas/oil ratio (GOR) (m^3/m^3)	x 5.640309	= GOR (scf/bbl)
kilowatts (kW)	x 1.341022	= horsepower
kilopascals (kPa)	x 0.145038	= psi
tonnes (t)	x 0.9842064	= long tons (LT)
kilograms (kg)	x 2.204624	= pounds (lb)
litres (L)	x 0.2199692	= gallons (Imperial)
litres (L)	x 0.264172	= gallons (U.S.)
cubic metres per million cubic metres ($m^3/10^6m^3$) (C_3)	x 0.177496	= barrels per million cubic feet (bbl/MMcf) (@ 14.65 psia)
$m^3/10^6m^3$) (C_4)	x 0.1774069	= bbl/MMcf (@ 14.65 psia)
$m^3/10^6m^3$) (C_{5+})	x 0.1772953	= bbl/MMcf (@ 14.65 psia)
tonnes per million cubic metres ($t/10^6m^3$) (sulphur)	x 0.0277290	= LT/MMcf (@ 14.65 psia)
millilitres per cubic meter (mL/m^3) (C_{5+})	x 0.0061974	= gallons (Imperial) per thousand cubic feet (gal (Imp)/Mcf)
(mL/m^3) (C_{5+})	x 0.0074428	= gallons (U.S.) per thousand cubic feet (gal (U.S.)/Mcf)
Kelvin (K)	x 1.8	= degrees Rankine (°R)
millipascal seconds (mPa·s)	x 1.0	= centipoise

Conversion Factors — Imperial to Metric

barrels (bbl) (@ 60°F)	x 0.15898	= cubic metres (m^3) (@ 15°C), water
bbl (@ 60°F)	x 0.15798	= m^3 (@ 15°C), Ethane
bbl (@ 60°F)	x 0.15873	= m^3 (@ 15°C), Propane
bbl (@ 60°F)	x 0.15881	= m^3 (@ 15°C), Butanes
bbl (@ 60°F)	x 0.15891	= m^3 (@ 15°C), oil, Pentanes Plus
thousands of cubic feet (Mcf) (@ 14.65 psia, 60°F)	x 28.17399	= m^3 (@ 101.325 kPaa, 15°C)
Mcf (@ 14.65 psia, 60°F)	x 0.02817399	= 1,000 cubic metres (10^3m^3) (@ 101.325 kPaa, 15°C)
acres	x 0.4046856	= hectares (ha)
acres	x 4.046856	= 1,000 square metres (10^3m^2)
acre feet (ac-ft)	x 0.123348	= 10,000 cubic metres (10^4m^3) (ha·m)
Mcf/ac-ft (@ 14.65 psia, 60°F)	x 22.841028	= $10^3m^3/m^3$ (@ 101.325 kPaa, 15°C)
Btu	x 1054.615	= joules (J)
British thermal units per standard cubic foot (Btu/Scf) (@ 14.65 psia, 60°F)	x 0.03743222	= megajoules per cubic metre (MJ/m^3) (@ 101.325 kPaa, 15°C)
$/Mcf (1,000 Btu gas)	x 0.9482133	= dollars per gigajoule ($/GJ)
$/Mcf (@ 14.65 psia, 60°F) Alta.	x 35.49373	= $\$/10^3m^3$ (@ 101.325 kPaa, 15°C)
$/Mcf (@ 15.025 psia, 60°F), B.C.	x 34.607860	= $\$/10^3m^3$ (@ 101.325 kPaa, 15°C)
feet (ft)	x 0.3048	= metres (m)
miles (mi)	x 1.609344	= kilometres (km)
$/bbl	x 6.29287	= $\$/m^3$ (average for 30°-50° API)
GOR (scf/bbl)	x 0.177295	= gas/oil ratio (GOR) (m^3/m^3)
horsepower	x 0.7456999	= kilowatts (kW)
psi	x 6.894757	= kilopascals (kPa)
long tons (LT)	x 1.016047	= tonnes (t)
pounds (lb)	x 0.453592	= kilograms (kg)
gallons (Imperial)	x 4.54609	= litres (L) (.001 m^3)
gallons (U.S.)	x 3.785412	= litres (L) (.001 m^3)
barrels per million cubic feet (bbl/MMcf) (@ 14.65 psia) (C_3)	x 5.6339198	= cubic metres per million cubic metres ($m^3/10^6m^3$)
bbl/MMcf (C_4)	x 5.6367593	= ($m^3/10^6m^3$)
bbl/MMcf (C_{5+})	x 5.6403087	= ($m^3/10^6m^3$)
LT/MMcf (sulphur)	x 36.063298	= tonnes per million cubic metres ($t/10^6m^3$)
gallons (Imperial) per thousand cubic feet (gal (Imp)/Mcf) (C_{5+})	x 161.3577	= millilitres per cubic meter (mL/m^3)
gallons (U.S.) per thousand cubic feet (gal (U.S.)/Mcf) (C_{5+})	x 134.3584	= (mL/m^3)
degrees Rankine (°R)	x 0.555556	= Kelvin (K)
centipoises	x 1.0	= millipascal seconds (mPa·s)

Appendix D — General Evaluation Parameters

Royalties and Mineral Taxes

The lessor and overriding royalties were based on existing agreements and government regulations. The Crown royalty rates and the Freehold Mineral Taxes were based upon existing provincial regulations.

Alberta Royalty Tax Credit

Under the Alberta Petroleum Exploration Plan, an Alberta Royalty Tax Credit (ARTC) is available to Alberta oil and gas producers. The annual projections of cash flow include the Alberta Royalty Tax Credit (ARTC). The current program provides a credit that varies between 75 percent and 25 percent of royalties, depending on a blended gas and oil price. Sproule assumes that the ARTC will continue at existing rates under the existing guidelines described below. The maximum credit is equal to $2.0 million times the ARTC rate.

The ARTC will be set quarterly, based on the Royalty Tax Credit Reference Price (RTCRP) for the previous quarter. The RTCRP will be set by the Department of Energy and will be based on:

(a) the West Texas Intermediate oil prices (Cushing, Oklahoma), converted back to average Alberta wellhead prices;
(b) the Edmonton refinery prices, adjusted back to the average wellhead prices; and
(c) the Alberta Petroleum Marketing wellhead prices.

The formulae used to calculate the rate are:

Royalty Tax Credit Reference Price (RTCRP) ($CDN/m^3)	ARTC Rate (%)
less than 100	75
100 to 140	$75 - \frac{2\,(RTCRP - 100)}{40}$
140 to 210	$73 - \frac{48\,(RTCRP - 140)}{70}$
more than 210	25

where: RTCRP = (Oil%) * APP + [(Gas%) * GPP * GOC]

where: Oil% = the three-year moving average of the percentage of Alberta conventional oil and gas royalties contributed by conventional oil.

APP = weighted average Alberta par price per m^3 for oil for the previous quarter. The price is determined by weighting the heavy and non-heavy par prices by their respective contribution to gross royalties.

Gas% = the three-year moving average of the percentage of Alberta conventional oil and gas royalties contributed by natural gas.

GPP = the gas par price in $/GJ for the latest available three months.

GOC = gas to oil conversion ratio, which is set at 79.64 GJ to 1 m^3.

The ARTC has not been included, at the request of the Company.

Operating and Capital Costs

Operating and capital costs were based on current costs and escalated to the dates when these costs would be incurred. The operating costs and capital costs were escalated based upon the schedule of escalation factors included in Appendix B, Table P-1. Where applicable, a fee for dehydration, gathering, compression and processing was applied against royalty gas and credited to the Company.

By-Product Reserves

The Company's proven and probable by-product reserves are associated with a number of the properties evaluated in this report. The natural gas liquids reserves and production forecasts were based on the recovery rates determined from revenue statements (barrels per MMcf of pipeline gas) and the pipeline gas reserves and production forecasts.

The value of these by-product reserves is included in the evaluation of the associated pipeline gas reserves using current estimated prices. Future prices were estimated based on the forecasts presented in Appendix B.

Gas Cost Allowance

Gas cost allowances included in this report in the province of Alberta are those presented by the Alberta Government for the operating cost portion of the GCA, using the new 'postage stamp' rates from the government.

Probable Reserves and Application of Risk

The probable reserves presented in this report include reserves related to certain 2002 drilling locations, improved production performance, and reserves associated with untested, behind pipe zones and were evaluated in the same manner as the proven reserves, incorporating adjustments for timing of production and capital expenditures. The reserves and values have been reduced by 50 percent to account for the risks associated with proving up these probable reserves.

Well Abandonment

The capital required to abandon the wells to which reserves were assigned was not included in this report. No attempt was made to estimate the values realized from salvage of equipment and facilities that the Company has an interest in.

Net Present Values

The estimates of the P&NG reserves and their respective net present values are summarized by property and by reserves category in the Discussion section of this report.

Detailed forecasts of production and net revenue for the total proven plus probable, total proven, total proven developed producing, total proven developed non-producing, total proven undeveloped, and total probable oil and gas reserves for the Company are presented in Tables in the Summary and Discussion sections.

03 JUL 15 7:21

(46)

EVALUATION OF THE P&NG RESERVES

OF

BEST PACIFIC RESOURCES LTD.

(As of June 30, 2002)

VOLUME 1 — Summary

Copies:	Best Pacific Resources Ltd. (5) Sproule Associates Limited (1)
Project No.:	2429.14519
Prepared For:	Best Pacific Resources Ltd.
Authors:	P.C. Sidey, P.Eng., Project Leader P.B. Jung, P.Eng. H.J. Visscher, P.Geol.
Exclusivity:	This report has been prepared for the exclusive use of Best Pacific Resources Ltd., and shall not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule Associates Limited, and without the complete contents of the report.

Table of Contents

VOLUME 1

Introduction

Summary

Discussion

Appendices

VOLUME 2

Alberta

VOLUME 3

VOLUME 4

Saskatchewan

VOLUME 5

Introduction

This report was prepared by Sproule Associates Limited ("Sproule") at the request of Mr. Stephen Ko, President and CEO, Best Pacific Resources Ltd. Best Pacific Resources Ltd. is hereinafter referred to as "the Company." The effective date of this report is June 30, 2002, and it consists of an evaluation of the P&NG reserves of the Company's interests in Alberta, Saskatchewan, Canada, and North Dakota, United States. This report was prepared in June and July 2002 for the purpose of evaluating the Company's P&NG reserves.

This report is divided into 5 volumes. Volume 1 presents the Introduction, Summary, Discussion, and Appendix. The Introduction includes Sproule's disclaimer and pertinent author certificates, the Summary includes high-level summaries of the evaluation, and the Discussion includes general commentaries pertaining to the evaluation of the P&NG reserves. Reserves definitions; product price forecasts; abbreviations, units and conversion factors; and general evaluation parameters are included in Appendices A, B, C, and D, respectively. Volumes 2 to 5 present detailed descriptions and evaluations for the individual properties (areas), on a property-by-property basis, including the following.

- Summary of the property evaluation;
- Discussion pertaining to the individual property evaluation;
- Table 1 - Reservoir Data;
- Table 2 - Summary of the estimates of proven and probable oil and pipeline gas reserves and net present values;
- Table 3, forecasts of proven and probable oil and pipeline gas production, revenue, and net present values, before income taxes;
- Land map;
- Production history plots for producing wells;
- Material balance plots, where applicable.

Disclaimer

This report has been prepared by Sproule Associates Limited using state-of-the-art geological and engineering knowledge and techniques. It has been prepared within the Code of Ethics of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Nevertheless, the reserves and values presented in this report could be affected by the data received, and the procedures used, by Sproule Associates Limited, as qualified below.

Historical Data and Field Operations

1. All historical production data and product prices that were obtained from the Company or from public sources were accepted as represented, without any further investigation by Sproule Associates Limited.

2. In the preparation of this evaluation, a field inspection of the properties was not performed. The relevant engineering data were made available by the Company or obtained from public sources and the non-confidential files at Sproule Associates Limited. No additional information regarding the reserves evaluation would have been obtained by an on-site visit.

Interests and Burdens

1. Property descriptions, details of interests held, and well data, as supplied by the Company, were accepted as represented. No investigation was made into either the legal titles held or any operating agreements in place relating to the subject properties.

2. Lessor and overriding royalties and other burdens were obtained from the Company. No further investigation was undertaken by Sproule Associates Limited.

Evaluation Procedures

1. The Company provided Sproule with recent revenue statements upon which to determine certain economic parameters.

2. The forecasts of product prices used in this evaluation were based on Sproule's June 1, 2002 price forecasts.

3. The probable reserves were evaluated in the same manner as the proven reserves; however, the Company has requested that the probable reserves and values not be reduced to account for risk.

4. Salvage values for facilities, well abandonment, and lease clean-up costs have not been included in the evaluation, at the request of the Company.

Evaluation Results

1. The accuracy of reserves estimates and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgement. Given the data provided at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that reservoir performance subsequent to the date of the estimates may necessitate revision.

2. The net present values of the reserves presented in this report simply represent discounted future cash flow values at several discount rates. Though net present values form an integral part of fair market value estimations, without consideration for other economic criteria, they are not to be construed as Sproule's opinion of fair market value.

3. Due to rounding, certain totals may not be consistent from one presentation to the next.

Exclusivity

This report has been prepared for the exclusive use of Best Pacific Resources Ltd. and shall not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule Associates Limited, and without the complete contents of the report.

Certification

Report Preparation

The report entitled "Evaluation of the P&NG Reserves of Best Pacific Resources Ltd. (As of June 30, 2002)," was prepared by the following Sproule personnel:

Signed by Peter C. Sidey

Peter C. Sidey, P.Eng.
Project Leader and Associate

Signed by Paul B. Jung

Paul B. Jung, P.Eng.
Associate

Signed by James D. Hudson

James D. Hudson, R.P.T. (Eng.)
Registered Professional Technologist
of Engineering

Signed by Herb J. Visscher

Herb J. Visscher, P. Geol.
Associate

Sproule Executive Endorsement

This report has been reviewed and endorsed by the following Executive of Sproule:

Signed by Harry J. Helwerda

Harry J. Helwerda, P.Eng.
Vice-President, Engineering,
Canada and U.S.

Permit to Practice

Sproule Associates Limited is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and hereby attests to its qualifications by signing this permit to practice stamp.

PERMIT TO PRACTICE
Sproule Associates Limited

Signed by H. J. Helwerda
Signature

July 29, 2002
Date

PERMIT NUMBER: P417
The Association of Professional Engineers, Geologists and Geophysicists of Alberta

Certificate

Peter C. Sidey, B.Sc., P.Eng.

I, Peter C. Sidey, Associate at Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degrees:
   a. B.Sc. Mechanical Engineering (1979) University of Calgary, Calgary AB, Canada
   b. B.Sc. Geography (1972) University of Toronto, Toronto ON, Canada

2. I am a registered professional:
   a. Professional Engineer (P.Eng.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
   c. Society of Petroleum Engineers (SPE)
   d. Society of Petroleum Evaluation Engineers (SPEE)

4. My contribution to the report entitled "Evaluation of the P&NG Reserves of Best Pacific Resources Ltd. (As of June 30, 2002)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Best Pacific Resources Ltd.

Signed by Peter Sidey

Peter C. Sidey, P.Eng.

Certificate

Paul B. Jung, B.S., P.Eng.

I, Paul B. Jung, Associate at Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.S. Petroleum Engineering (1986) Montana College of Mineral Science and Technology, Butte MT, USA

2. I am a registered professional:
   a. Professional Engineer (P.Eng.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
   c. Society of Petroleum Engineers (SPE)

4. My contribution to the report entitled "Evaluation of the P&NG Reserves of Best Pacific Resources Ltd. (As of June 30, 2002)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Best Pacific Resources Ltd.

Signed by Paul Jung

Paul B. Jung, P.Eng.

Certificate

James D. Hudson, R.P.T. (Eng.)

I, James D. Hudson, Registered Professional Technologist of Engineering, Engineering Department at Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following diploma:
   a. Petroleum Technology (Reservoir) Southern Alberta Institute of Technology, Calgary AB, Canada

2. I am a registered professional:
   a. Registered Professional Technologist (R.P.T. (Eng.)) Province of Alberta, Canada
   b. Registered Engineering Technologist (R.E.T.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Alberta Society of Engineering Technologists (ASET)
   c. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)

4. My contribution to the report entitled "Evaluation of the P&NG Reserves of Best Pacific Resources Ltd. (As of June 30, 2002)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Best Pacific Resources Ltd.

Signed by James Hudson

James D. Hudson, R.P.T. (Eng.)

Certificate

Herb J. Visscher, B.Sc., P.Geol.

I, Herb J. Visscher, Associate at Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.Sc. Geology (1973) University of Alberta, Edmonton AB, Canada

2. I am a registered professional:
   a. Professional Geologist (P.Geol.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Canadian Society of Petroleum Geologists (CSPG)
   c. American Association of Petroleum Geologists (AAPG)
   d. Canadian Well Logging Society (CWLS)

4. My contribution to the report entitled "Evaluation of the P&NG Reserves of Best Pacific Resources Ltd. (As of June 30, 2002)" is based on my geological knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Best Pacific Resources Ltd.

Signed by Herb J. Visscher

Herb J. Visscher, P.Geol.

Certificate

Harry J. Helwerda, B.Sc., P.Eng.

I, Harry J. Helwerda, Vice-President, Engineering, Canada and U.S., and Director of Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.Sc. Civil Engineering (1978) University of Calgary, Calgary AB, Canada

2. I am a registered professional:
   a. Professional Engineer (P.Eng.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
   c. Society of Petroleum Engineers (SPE)
   d. Society of Petroleum Evaluation Engineers (SPEE)
   e. American Management Association International

4. My contribution to the report entitled "Evaluation of the P&NG Reserves of Best Pacific Resources Ltd. (As of June 30, 2002)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Best Pacific Resources Ltd.

Signed by Harry Helwerda

Harry J. Helwerda, P.Eng.

Summary

Table S-1 summarizes our evaluation, before income taxes, of the P&NG reserves of Best Pacific Resources Ltd. as of June 30, 2002.

The reserves definitions and ownership classification used in this evaluation are the standards used by Sproule Associates Limited. The oil reserves are presented in thousands of barrels, at stock tank conditions. The pipeline gas reserves are presented in millions of cubic feet, at base conditions of 14.65 psia and 60 degrees Fahrenheit. The natural gas liquids reserves are presented in thousands of barrels, at base conditions of 60 degrees Fahrenheit and equilibrium pressure.

The net present values of the reserves are presented (on a before income tax basis) in Canadian dollars and are based on annual projections of net revenue, which were discounted at various rates using the mid-period discounting method. It is important to note that, at the request of the Company, the probable reserves and values have not been reduced for risk.

The price forecasts that formed the basis for the revenue projections in the evaluation were based on Sproule's June 1, 2002 pricing model. Table S-2 presents a summary of selected forecasts.

Summary forecasts of production and net revenue for the total proven plus probable, total proven, total proven developed producing, total proven developed non-producing, total proven undeveloped and total probable reserves are presented in Tables S-3 through S-3E, respectively. The ARTC is included at the Corporate level for all reserves categories, where applicable.

Following Table S-3E are Figures S-1 through S-5, which are various graphs generated from the results of this evaluation.

Table: S-1

Best Pacific Resources Ltd.
Summary of the Evaluation of the Company's P&NG Reserves
(As of June 30, 2002)

	Remaining Reserves	Company		Net Present Values Before Income Taxes (M$)			
	Gross	Gross	Net	At 0%	At 10.0%	At 12.0%	At 15.0%
Oil (Mbbl)							
Proven Developed Producing	3,073.2	1,623.6	1,405.4	26,462	19,305	18,427	17,288
Proven Developed Non-Producing	60.4	13.7	10.4	177	68	63	57
Proven Undeveloped	1,020.1	618.9	517.5	8,079	5,156	4,764	4,254
Total Proven	**4,153.7**	**2,256.2**	**1,933.4**	**34,718**	**24,529**	**23,253**	**21,599**
Probable	2,619.8	1,990.1	1,658.8	29,310	12,963	11,390	9,520
Total	**6,773.5**	**4,246.3**	**3,592.1**	**64,027**	**37,492**	**34,644**	**31,119**
Solution Gas (MMcf) (Values included with oil)							
Proven Developed Producing	1,892	1,512	1,244				
Proven Developed Non-Producing	30	18	14				
Proven Undeveloped	254	203	186				
Total Proven	**2,177**	**1,733**	**1,444**				
Probable	834	686	561				
Total	**3,011**	**2,420**	**2,005**				
Pipeline Gas (MMcf)							
Proven Developed Producing	15,622	11,106	9,192	29,731	20,268	19,199	17,849
Proven Developed Non-Producing	961	857	595	2,350	2,033	1,979	1,903
Proven Undeveloped	5,038	3,250	2,685	6,723	4,232	3,894	3,451
Total Proven	**21,621**	**15,212**	**12,472**	**38,804**	**26,533**	**25,072**	**23,203**
Probable	6,356	5,300	4,287	15,179	7,297	6,611	5,781
Total	**27,978**	**20,513**	**16,759**	**53,983**	**33,830**	**31,683**	**28,984**
Natural Gas Liquids (Mbbl) (Values included with oil and gas)							
Proven Developed Producing	258.9	151.4	110.3				
Proven Developed Non-Producing	1.2	.8	.7				
Proven Undeveloped	3.9	3.0	2.1				
Total Proven	**264.0**	**155.3**	**113.0**				
Probable	53.4	38.4	27.8				
Total	**317.4**	**193.7**	**140.8**				
GRAND TOTAL							
Proven Developed Producing				56,193	39,573	37,626	35,137
Proven Developed Non-Producing				2,527	2,101	2,041	1,960
Proven Undeveloped				14,802	9,388	8,658	7,705
Total Proven				**73,522**	**51,061**	**48,325**	**44,802**
Probable				44,489	20,260	18,001	15,300
Total				**118,010**	**71,322**	**66,326**	**60,103**

Table S-2
Summary of Selected Price Forecasts
(Effective June 1, 2002)

Year	WTI Cushing[a] Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Alberta Plantgate Index ($Cdn/MMBtu)	Alberta 30 Day Spot AECO ($Cdn/MMBtu)
2002 (7 mos)	26.33	39.28	5.11	5.28
2003	24.39	36.83	5.51	5.68
2004	21.70	32.55	4.63	4.81
2005	21.44	32.18	4.30	4.48
2006	21.76	32.70	4.38	4.56
2007	22.08	33.19	4.45	4.64
2008	22.42	33.70	4.53	4.72
2009	22.75	34.21	4.61	4.80
2010	23.09	34.73	4.69	4.88
2011	23.44	35.26	4.77	4.96
2012	23.79	35.79	4.86	5.05
2013	24.15	36.34	4.94	5.13
		Thereafter 1.5% Per Year		

Note:
a. 40 degrees API, 0.4% sulphur

Table: S-3

Proven + Probable

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Jul 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	6773.5	3011	27978	0.0	0.0	317.1	0.3	317.4	0.0
Co Int	4246.3	2420	20513	0.0	0.0	193.7	0.0	193.7	0.0
Co Net	3592.1	2005	16759	0.0	0.0	140.8	0.0	140.8	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	12846	118010	1461	0	0	119471
8.0	12096	77215	1149	0	0	78364
10.0	11929	71322	1092	0	0	72414
12.0	11768	66326	1040	0	0	67367
15.0	11538	60103	972	0	0	61075
18.0	11320	55019	913	0	0	55932
20.0	11182	52114	878	0	0	52992
25.0	10856	46116	801	0	0	46917

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	1169	6737	7401	6303	701	1577	1177	2447	0	4440	144	4908
2003	1318	9319	15549	18872	1256	3746	3832	6056	0	7356	265	14952
2004	1429	8188	14428	13835	1103	3130	2865	6194	0	988	310	16499
2005	1187	6502	11804	10234	782	2250	2165	5471	0	0	211	13146
2006	984	5205	9957	8328	571	1712	1788	4879	0	0	153	10630
2007	836	4217	8598	6878	415	1405	1492	4456	0	0	114	8651
2008	713	3430	7448	5703	310	1107	1250	4056	0	0	86	7134
2009	600	2672	6363	4528	202	865	982	3528	0	0	40	5757
2010	543	2148	5864	3710	138	766	817	3273	0	56	33	4833
2011	482	1878	5302	3322	106	703	732	3024	0	0	28	4299
2012	421	1664	4700	2999	92	581	659	2847	0	0	20	3724
2013	367	1475	4174	2708	82	477	601	2688	0	0	14	3213
2014	323	1305	3734	2437	69	391	547	2525	0	0	12	2790
2015	274	1109	3224	2104	47	311	472	2266	0	0	9	2336
2016	231	910	2756	1758	36	246	383	1949	0	0	7	1980
2017	199	779	2412	1532	30	200	327	1660	0	0	6	1793
2018	174	710	2149	1417	26	155	301	1550	0	0	4	1589
2019	145	652	1823	1323	22	126	277	1352	0	0	3	1417
2020	128	592	1646	1222	18	100	258	1286	0	0	2	1244
2021	112	552	1463	1158	15	79	240	1209	0	0	0	1107
Subt			120796	100370	6021	19926	21163	62714	0	12841	1461	112003
47 Yr			8422	15105	49	505	2564	13033	0	5	0	7468
Totl			129218	115475	6070	20432	23727	75747	0	12846	1461	119471
Discounted @10.0%			75745	67561	4506	13862	14051	36649	0	11929	1092	72414
Cash @12.0%			70182	63133	4298	13074	13114	33331	0	11768	1040	67367
Streams @15.0%			63343	57702	4025	12070	11960	29401	0	11538	972	61075

Probable Reserves and Values are Unrisked

Table: S-3A

Proven

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Jul 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	4153.7	2177	21621	0.0	0.0	263.7	0.3	264.0	0.0
Co Int	2256.2	1733	15212	0.0	0.0	155.2	0.0	155.3	0.0
Co Net	1933.4	1444	12472	0.0	0.0	113.0	0.0	113.0	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	7777	73522	1037	0	0	74558
8.0	7396	54191	856	0	0	55047
10.0	7311	51061	821	0	0	51882
12.0	7231	48325	789	0	0	49114
15.0	7115	44802	746	0	0	45548
18.0	7007	41824	708	0	0	42532
20.0	6937	40079	685	0	0	40764
25.0	6775	36371	634	0	0	37005

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	1122	6685	7086	6257	701	1497	1172	2431	0	3972	144	5115
2003	1036	8381	12100	16962	1215	3090	3116	5229	0	2756	262	16349
2004	904	6449	9096	10913	884	1979	1984	4756	0	988	196	11382
2005	710	4962	7016	7808	630	1333	1390	4106	0	0	139	8764
2006	561	3762	5641	6001	463	934	1043	3594	0	0	102	6636
2007	456	3003	4654	4881	334	690	849	3264	0	0	76	5142
2008	365	2438	3792	4041	250	475	709	2944	0	0	56	4012
2009	292	1994	3069	3371	175	315	592	2614	0	0	20	3115
2010	252	1626	2711	2810	112	255	504	2368	0	56	15	2466
2011	208	1376	2263	2439	81	243	437	2084	0	0	12	2032
2012	168	1140	1849	2056	65	168	364	1817	0	0	7	1629
2013	135	980	1513	1802	54	123	324	1622	0	0	3	1303
2014	106	854	1209	1598	44	95	287	1422	0	0	2	1049
2015	82	729	961	1388	26	70	235	1262	0	0	1	808
2016	62	617	736	1196	19	51	191	1085	0	0	1	625
2017	51	541	612	1068	16	46	168	928	0	0	1	556
2018	40	499	480	1001	13	33	160	853	0	0	0	449
2019	22	465	263	946	10	25	145	687	0	0	0	362
2020	20	411	247	848	10	21	131	638	0	0	0	315
2021	17	347	208	726	9	18	111	538	0	0	0	275
Subt			65508	78113	5113	11461	13911	44241	0	7772	1037	72385
47 Yr			2078	5738	6	228	843	4573	0	5	0	2173
Totl			67586	83851	5118	11689	14754	48814	0	7777	1037	74558
Discounted @10.0%			46089	54134	3924	8864	9733	27177	0	7311	821	51882
Cash @12.0%			43548	50972	3758	8493	9184	25046	0	7231	789	49114
Streams @15.0%			40304	47026	3538	8006	8493	22451	0	7115	746	45548

Sproule

Table: S-3B

Proven Developed,
Producing

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Jul 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	3073.2	1892	15622	0.0	0.0	258.7	0.3	258.9	0.0
Co Int	1623.6	1512	11106	0.0	0.0	151.4	0.0	151.4	0.0
Co Net	1405.4	1244	9192	0.0	0.0	110.2	0.0	110.3	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	0	56193	740	0	0	56933
8.0	0	41818	619	0	0	42436
10.0	0	39573	595	0	0	40168
12.0	0	37626	573	0	0	38199
15.0	0	35137	544	0	0	35681
18.0	0	33047	518	0	0	33565
20.0	0	31827	502	0	0	32330
25.0	0	29245	468	0	0	29712

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	908	6064	5658	5673	696	1169	1104	2286	0	0	130	7599
2003	738	5100	8552	10321	1040	1890	1906	4198	0	0	190	12108
2004	583	4125	5859	7030	657	1145	1298	3694	0	0	130	7540
2005	470	3385	4641	5365	472	791	991	3264	0	0	93	5524
2006	383	2762	3846	4444	341	581	827	2913	0	0	70	4380
2007	324	2268	3297	3716	242	425	695	2667	0	0	53	3521
2008	270	1853	2789	3093	179	306	580	2417	0	0	40	2798
2009	220	1522	2310	2589	120	209	483	2136	0	0	9	2200
2010	187	1289	1996	2232	78	154	418	1939	0	0	7	1802
2011	150	1119	1634	1979	66	125	365	1742	0	0	6	1452
2012	123	937	1359	1688	52	87	305	1515	0	0	4	1197
2013	102	806	1144	1482	43	63	271	1356	0	0	3	981
2014	80	708	913	1325	37	49	243	1175	0	0	2	809
2015	65	606	747	1153	26	39	203	1048	0	0	1	638
2016	48	506	562	982	19	31	161	877	0	0	1	494
2017	40	467	472	921	16	35	147	751	0	0	1	476
2018	34	435	408	871	13	31	141	710	0	0	0	411
2019	22	407	263	827	10	24	128	593	0	0	0	354
2020	20	384	247	792	10	21	123	591	0	0	0	314
2021	17	347	208	726	9	18	111	538	0	0	0	275
Subt			46903	57209	4125	7192	10502	36410	0	0	740	54872
47 Yr			1839	5738	6	160	843	4521	0	0	0	2060
Totl			48742	62947	4130	7352	11344	40930	0	0	740	56933
Discounted	@10.0%		32793	38695	3212	5610	7166	22352	0	0	595	40168
Cash	@12.0%		30968	36265	3085	5385	6731	20578	0	0	573	38199
Streams	@15.0%		28653	33277	2918	5089	6191	18431	0	0	544	35681

Table: S-3C

Proven Developed, Non-Producing

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Sep 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	60.4	30	961	0.0	0.0	1.2	0.0	1.2	0.0
Co Int	13.7	18	857	0.0	0.0	0.8	0.0	0.8	0.0
Co Net	10.4	14	595	0.0	0.0	0.7	0.0	0.7	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	213	2527	0	0	0	2527
8.0	202	2165	0	0	0	2165
10.0	201	2101	0	0	0	2101
12.0	199	2041	0	0	0	2041
15.0	197	1960	0	0	0	1960
18.0	194	1886	0	0	0	1886
20.0	193	1840	0	0	0	1840
25.0	190	1734	0	0	0	1734

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	45	0	29	3	1	3	9	0	208	0	-190
2003	14	1297	131	2688	9	93	812	310	0	0	0	1613
2004	10	684	116	1209	6	28	375	261	0	0	0	668
2005	7	363	6	575	0	8	169	121	0	0	0	282
2006	0	229	0	98	0	1	29	27	0	0	0	42
2007	0	0	0	0	0	0	0	0	0	0	0	0
2008	0	0	0	0	0	0	0	0	0	0	0	0
2009	0	0	0	0	0	0	0	0	0	0	0	0
2010	0	0	0	0	0	0	0	0	0	0	0	0
2011	0	0	0	0	0	0	0	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	0	0	0	0
2017	0	0	0	0	0	0	0	0	0	0	0	0
2018	0	0	0	0	0	0	0	0	0	0	0	0
2019	0	0	0	0	0	0	0	0	0	0	0	0
2020	0	0	0	0	0	0	0	0	0	0	0	0
2021	0	0	0	0	0	0	0	0	0	0	0	0
Subt			254	4599	18	131	1389	728	0	208	0	2415
10 Yr			238	0	0	68	0	53	0	5	0	113
Totl			492	4599	18	199	1389	781	0	213	0	2527
Discounted	@10.0%		243	3993	16	123	1205	622	0	201	0	2101
Cash	@12.0%		229	3890	16	118	1174	602	0	199	0	2041
Streams	@15.0%		213	3746	16	113	1130	575	0	197	0	1960

Table: S-3D

Proven
Undeveloped

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Sep 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	1020.1	254	5038	0.0	0.0	3.9	0.0	3.9	0.0
Co Int	618.9	203	3250	0.0	0.0	3.0	0.0	3.0	0.0
Co Net	517.5	186	2685	0.0	0.0	2.1	0.0	2.1	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	7564	14802	297	0	0	15098
8.0	7193	10208	237	0	0	10446
10.0	7111	9388	226	0	0	9614
12.0	7032	8658	216	0	0	8874
15.0	6919	7705	202	0	0	7907
18.0	6812	6891	190	0	0	7080
20.0	6744	6412	182	0	0	6594
25.0	6585	5392	166	0	0	5558

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	321	887	1427	555	2	328	64	136	0	3764	14	-2294
2003	287	1992	3417	3954	165	1107	397	720	0	2756	72	2629
2004	310	1639	3121	2674	221	807	311	802	0	988	66	3175
2005	239	1228	2369	1868	158	533	230	721	0	0	46	2958
2006	178	941	1795	1459	121	352	187	654	0	0	32	2214
2007	132	735	1357	1165	93	266	154	597	0	0	23	1621
2008	96	585	1003	948	71	169	129	526	0	0	16	1214
2009	71	472	759	782	55	106	109	478	0	0	11	915
2010	66	338	715	578	34	100	86	429	0	56	8	664
2011	58	257	629	460	16	118	72	341	0	0	6	581
2012	44	202	491	368	13	82	59	302	0	0	3	432
2013	33	173	369	321	11	60	52	266	0	0	0	323
2014	26	145	297	273	8	46	44	248	0	0	0	240
2015	18	123	214	235	0	31	32	215	0	0	0	171
2016	14	111	175	214	0	20	29	208	0	0	0	131
2017	11	74	140	147	0	10	21	176	0	0	0	81
2018	7	64	72	130	0	3	19	143	0	0	0	37
2019	0	58	0	119	0	0	17	93	0	0	0	8
2020	0	54	0	56	0	0	8	47	0	0	0	1
Totl			18352	16305	969	4137	2020	7103	0	7564	297	15098
Discounted @10.0%			13054	11445	695	3131	1362	4203	0	7111	226	9614
Cash @12.0%			12351	10817	656	2991	1279	3866	0	7032	216	8874
Streams @15.0%			11438	10004	604	2804	1172	3445	0	6919	202	7907

Table: S-3E

Probable

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Jul 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	2619.8	834	6356	0.0	0.0	53.4	0.0	53.4	0.0
Co Int	1990.1	686	5300	0.0	0.0	38.4	0.0	38.4	0.0
Co Net	1658.8	561	4287	0.0	0.0	27.8	0.0	27.8	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	5069	44489	424	0	0	44913
8.0	4701	23024	293	0	0	23317
10.0	4617	20261	271	0	0	20531
12.0	4537	18001	251	0	0	18253
15.0	4422	15300	226	0	0	15527
18.0	4314	13195	205	0	0	13401
20.0	4244	12035	193	0	0	12228
25.0	4081	9745	167	0	0	9913

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	47	52	315	46	0	80	5	16	0	469	0	-207
2003	282	938	3449	1910	42	656	717	827	0	4600	3	-1397
2004	525	1739	5332	2922	218	1151	881	1437	0	0	114	5117
2005	478	1540	4788	2425	152	917	774	1365	0	0	72	4381
2006	423	1443	4316	2327	109	778	745	1285	0	0	51	3994
2007	380	1214	3944	1997	80	715	643	1192	0	0	38	3510
2008	347	992	3656	1662	60	632	541	1112	0	0	30	3122
2009	308	678	3294	1157	27	551	390	914	0	0	20	2642
2010	290	521	3152	900	26	511	313	905	0	0	18	2367
2011	275	501	3039	883	25	460	295	941	0	0	16	2267
2012	253	525	2850	943	27	413	295	1030	0	0	13	2095
2013	232	495	2661	906	28	354	277	1065	0	0	11	1910
2014	217	452	2525	839	25	296	260	1103	0	0	10	1741
2015	192	380	2263	716	21	240	237	1003	0	0	8	1528
2016	169	294	2020	562	17	194	192	863	0	0	6	1355
2017	148	238	1800	464	14	155	159	732	0	0	5	1236
2018	135	210	1669	416	12	122	141	698	0	0	4	1141
2019	123	187	1561	377	12	101	132	665	0	0	3	1054
2020	108	181	1399	373	8	79	127	648	0	0	2	929
2021	95	206	1255	432	5	62	129	671	0	0	0	831
Subt			55288	22257	908	8466	7252	18473	0	5069	424	39618
28 Yr			6344	9366	43	277	1721	8460	0	0	0	5295
Totl			61632	31624	952	8743	8974	26933	0	5069	424	44913
Discounted @10.0%			29656	13427	582	4997	4318	9473	0	4617	271	20531
Cash @12.0%			26634	12161	540	4581	3930	8285	0	4537	251	18253
Streams @15.0%			23039	10676	487	4064	3466	6949	0	4422	226	15527

Probable Reserves and Values are Unrisked

Sproule

FIGURE S-1

BEST PACIFIC RESOURCES LTD.

PERCENT OF NET PRESENT VALUES FOR PROVEN PLUS PROBABLE RESERVES

USING 10 PERCENT DISCOUNTED VALUES (BEFORE INCOME TAX)



MICHEL AMU 160 4.6%
GADSBY AMU 120 10.8%
CORPORATE ARTC 0.9%
BENSON AMU 250 2.6%
BASHAW AMU120 2.1%
ALBERTA MINOR PROPERTI 4.6%
CORP. AB CAPITAL GCA 0.6%
WORKMAN AMU 210 7.6%
STEELMAN AMU 240 4.6%
SASK. MINOR PROPERTIES 3.3%
GLEN EWEN AMU 220 15.8%
NORTH DAKOTA MINORS 0.1%
WILLESDEN GREEN AMU 13 6.1%
RICHDALE AMU 150 4.4%
SHOULDICE AMU 110 31.8%

PROBABLE RESERVES AND VALUES ARE UNRISKED

SPROULE ASSOCIATES LIMITED

FIGURE S-2


BEST PACIFIC RESOURCES LTD.
DAILY COMPANY OIL PRODUCTION FORECAST
2000
1500
1000
500
0
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
YEAR
DAILY OIL PRODUCTION - bopd
PROVEN DEVELOPED PRODUCING
PROVEN
PROVEN PLUS PROBABLE
PROBABLE RESERVES AND VALUES ARE UNRISKED


BEST PACIFIC RESOURCES LTD.
DAILY COMPANY SALES GAS PRODUCTION FORECAST
DAILY SALES GAS PRODUCTION - Mcfpd
10000
8000
6000
4000
2000
0
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
YEAR
PROVEN DEVELOPED PRODUCING
PROVEN
PROVEN PLUS PROBABLE

PROBABLE RESERVES AND VALUES ARE UNRISKED

FIGURE S-4


BEST PACIFIC RESOURCES LTD.
ANNUAL CASH FLOW (BEFORE INCOME TAX)
20000
15000
10000
5000
0
ANNUAL CASH FLOW PROJECTIONS - M$
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
YEAR
PROVEN DEVELOPED PRODUCING
PROVEN
PROVEN PLUS PROBABLE
INCLUDES CORPORATE ARTC AND GCA
PROBABLE RESERVES AND VALUES ARE UNRISKED

SPROULE ASSOCIATES LIMITED

FIGURE S-5



BEST PACIFIC RESOURCES LTD.
NET PRESENT VALUES (BEFORE INCOME TAX)
100000
80000
60000
40000
20000
0
NET PRESENT VALUE - M$
8
10
12
14
16
18
20
DISCOUNT RATES %
PROVEN DEVELOPED PRODUCING
PROVEN
PROVEN PLUS PROBABLE

INCLUDES CORPORATE ARTC AND GCA

PROBABLE RESERVES AND VALUES ARE UNRISKED

SPROULE ASSOCIATES LIMITED

Discussion

The Company's P&NG reserves are located in the provinces of Alberta and Saskatchewan, Canada, and North Dakota, United States. All the Company's properties were evaluated by Sproule.

Reserves and Production

The oil and natural gas reserves were determined volumetrically, from production decline curve analyses, using performance prediction techniques, or by material balance methods. Volumetric reserves were estimated using the net pay encountered at the wellbore and an assigned drainage area, or, where sufficient well data were available, using reservoir volumes calculated from isopach maps of net pay. Reservoir rock and fluid property data were obtained from core analyses, well logs, PVT data, gas analyses, and published information, either from the pool in question or from a similar reservoir producing from the same zone. Reservoir pressures were derived from drillstem and AOF test data, pressure surveys, and published reports. Recovery factors for oil reserves were selected either from the results of detailed reservoir analyses, or by comparing the reservoir under study with similar reservoirs that have more firmly established recovery factors from extended production histories. Recovery factors for gas reserves were estimated by taking into consideration well depths, deliverability characteristics, product prices, and operating cost information.

The solution gas reserves were estimated based on current producing gas-oil ratios (GORs) and estimates of future oil production. Similarly, the natural gas liquids reserves were based on current recoveries and estimates of future gas production.

The oil reserves are presented in thousands of barrels, at stock tank conditions. The natural gas reserves are presented in millions of cubic feet at standard conditions of 14.65 psia and 60 degrees Fahrenheit. Natural gas liquids reserves are presented in thousands of barrels, at base conditions of 60 degrees Fahrenheit and equilibrium pressure.

Forecasts of net revenue were prepared by predicting annual production from the reserves, and product prices. Annual production was forecast taking into account historical production trends, or by comparison with other wells in the vicinity producing from similar reservoirs, applicable regulatory conditions, and existing or anticipated contract rates.

Net Present Values

The estimates of the P&NG reserves and their respective net present values, summarized by property and by reserves category, are presented in Table D-1.

Detailed forecasts of production and net revenue for the total proven plus probable, total proven, total proven developed producing, total proven developed non-producing, total proven undeveloped, and total probable oil and gas reserves for the Company are presented in Tables D-2 through D-2E, respectively.

The Alberta Royalty Tax Credit (ARTC) has been included at the Corporate level for all reserves categories, where applicable.

Table: D-1

BEST PACIFIC RESOURCES LTD.
Base - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jun 30, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Alberta Minor Properties													
Proven Developed Producing	10.1	4.3	3.9	1081	843	588	19.0	13.4	9.4	2215	1752	1686	1598
				3	0	0							
Proven Undeveloped				1608	666	518				2042	1604	1537	1444
Total Proven	10.1	4.3	3.9	2689	1509	1106	19.0	13.4	9.4	4258	3357	3223	3042
				3	0	0							
Total Reserves	10.1	4.3	3.9	2689	1509	1106	19.0	13.4	9.4	4258	3357	3223	3042
				3	0	0							
Bashaw AMU 120													
Proven Developed Producing				1956	910	744				2034	1409	1335	1242
Total Proven				1956	910	744				2034	1409	1335	1242
Total Probable				167	110	84				179	86	76	63
Total Reserves				2123	1019	829				2213	1495	1411	1304
Corporate AB Capital GCA													
Proven Developed Producing										438	356	343	326
Proven Undeveloped										125	92	88	82
Total Proven										562	448	431	408
Total Reserves										562	448	431	408
Corporate ARTC													
Proven Developed Producing										302	239	230	218
Proven Undeveloped										172	134	128	120
Total Proven										474	373	358	338
Total Probable										424	271	251	226
Total Reserves										898	643	609	564
Gadsby AMU 120													
Proven Developed Producing	241.1	227.4	207.9	1321	803	685	50.1	32.3	24.9	5043	3957	3799	3589
				97	93	66							
Proven Undeveloped	123.7	97.3	81.6				3.9	3.0	2.1	1209	836	781	707
				74	58	41							
Total Proven	364.8	324.7	289.5	1321	803	685	54.0	35.4	27.0	6252	4793	4580	4296
				171	152	108							
Total Probable	306.9	288.9	242.9	655	393	309	35.1	23.3	16.4	5428	3061	2778	2422
				130	120	86							
Total Reserves	671.7	613.6	532.4	1976	1196	994	89.1	58.7	43.4	11680	7854	7358	6718
				301	272	193							

Probable Reserves and Values are Unrisked

Table: D-1

BEST PACIFIC RESOURCES LTD.
Base - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jun 30, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Michel AMU 160													
Proven Developed Producing	11.1	11.1	9.1	 316	 316	 259				1105	900	869	825
Proven Undeveloped				667	667	555				1230	700	630	539
Total Proven	11.1	11.1	9.1	667 316	667 316	555 259				2336	1600	1498	1364
Total Probable				1217	1217	1001				2887	1763	1615	1425
Total Reserves	11.1	11.1	9.1	1884 316	1884 316	1556 259				5222	3363	3114	2789
Richdale AMU 150													
Proven Developed Producing	31.9	31.9	28.4	640 204	379 204	312 154	5.8	5.8	4.1	1479	1159	1113	1051
Proven Developed Non-Producing				11	11	10	0.2	0.2	0.2	6	5	5	4
Proven Undeveloped				779	506	416				671	269	215	145
Total Proven	31.9	31.9	28.4	1430 204	897 204	738 154	6.0	6.0	4.3	2157	1433	1332	1201
Total Probable	128.5	128.5	107.1	700 68	418 68	345 51	1.4	1.4	1.0	3328	1739	1550	1313
Total Reserves	160.4	160.4	135.5	2130 272	1315 272	1083 205	7.4	7.4	5.3	5485	3171	2882	2514
Shouldice AMU 110													
Proven Developed Producing	266.2	99.8	81.9	9020 833	7520 546	6335 458	26.8	18.1	15.2	22739	14627	13749	12655
Proven Developed Non-Producing	12.7	7.8	6.2	950 30	845 18	585 14	1.0	0.6	0.5	2408	2085	2030	1952
Proven Undeveloped				1984	1411	1195				2779	1660	1513	1322
Total Proven	279.0	107.6	88.1	11954 863	9777 564	8115 473	27.8	18.7	15.7	27926	18372	17292	15929
Total Probable	273.9	170.0	138.1	3617 288	3162 195	2548 158	9.6	6.5	5.3	10605	4658	4207	3675
Total Reserves	552.8	277.6	226.2	15571 1151	12939 759	10663 630	37.4	25.2	21.0	38531	23029	21499	19604
Willesden Green AMU 130													
Proven Developed Producing	142.2	91.6	76.9	1605 163	650 128	528 85	157.3	81.7	56.6	4653	3711	3575	3395
Proven Undeveloped	52.3	26.2	24.2							402	220	196	164
Total Proven	194.5	117.8	101.1	1605 163	650 128	528 85	157.3	81.7	56.6	5056	3931	3771	3559
Total Probable	62.1	49.8	48.2	 117	 117	 82	7.3	7.3	5.1	1327	495	429	354
Total Reserves	256.6	167.6	149.3	1605 280	650 245	528 166	164.6	89.0	61.7	6383	4425	4200	3913

Probable Reserves and Values are Unrisked

Sproule

Table: D-1

BEST PACIFIC RESOURCES LTD.
Base - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jun 30, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves Gross	Company Reserves Net	Remaining Reserves	Company Reserves Gross	Company Reserves Net	Remaining Reserves	Company Reserves Gross	Company Reserves Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Total, Alberta													
Proven Developed Producing	702.6	466.2	408.1	15622	11106	9192	258.9	151.4	110.3	40009	28110	26700	24899
				1617	1288	1022							
Proven Developed Non-Producing	12.7	7.8	6.2	961	857	595	1.2	0.8	0.7	2415	2090	2034	1957
				30	18	14							
Proven Undeveloped	176.0	123.4	105.8	5038	3250	2685	3.9	3.0	2.1	8631	5515	5086	4524
				74	58	41							
Total Proven	891.3	597.4	520.1	21621	15212	12472	264.0	155.3	113.0	51055	35714	33821	31379
				1721	1365	1078							
Total Probable	771.4	637.3	536.3	6356	5301	4287	53.4	38.4	27.8	24178	12072	10906	9477
				603	500	377							
Total Reserves	1662.7	1234.8	1056.4	27978	20513	16759	317.4	193.7	140.8	75232	47786	44727	40856
				2324	1865	1455							
North Dakota Minors													
Proven Developed Producing	27.7	16.7	13.0							84	77	76	74
Total Proven	27.7	16.7	13.0							84	77	76	74
Total Reserves	27.7	16.7	13.0							84	77	76	74
Total, North Dakota													
Proven Developed Producing	27.7	16.7	13.0							84	77	76	74
Total Proven	27.7	16.7	13.0							84	77	76	74
Total Reserves	27.7	16.7	13.0							84	77	76	74
Benson AMU 250													
Proven Developed Producing	325.1	289.3	254.6							2691	1895	1798	1673
Total Proven	325.1	289.3	254.6							2691	1895	1798	1673
Total Reserves	325.1	289.3	254.6							2691	1895	1798	1673
Glen Ewen AMU 220													
Proven Developed Producing	424.4	337.7	286.9							6649	5062	4854	4584
				258	206	205							
Proven Undeveloped	292.5	235.5	198.4							4223	3094	2935	2723
				180	145	145							
Total Proven	716.9	573.1	485.2							10872	8156	7790	7308
				438	351	350							
Total Probable	370.8	297.1	221.4							5812	3255	2984	2654
				227	182	181							
Total Reserves	1087.7	870.3	706.6							16684	11411	10774	9962
				665	534	530							

Probable Reserves and Values are Unrisked

Table: D-1

BEST PACIFIC RESOURCES LTD.
Base - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jun 30, 2002

	Oil Remaining Reserves	Oil Company Reserves Gross	Oil Company Reserves Net	Pipeline/ Solution Gas Remaining Reserves	Pipeline/ Solution Gas Company Reserves Gross	Pipeline/ Solution Gas Company Reserves Net	Natural Gas Liquids/ Sulphur Remaining Reserves	Natural Gas Liquids/ Sulphur Company Reserves Gross	Natural Gas Liquids/ Sulphur Company Reserves Net	Net Present Values Before Income Taxes @ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Saskatchewan Minor Properties													
Proven Developed Producing	1121.0	195.5	168.6	17	17	16				3586	2070	1947	1798
Proven Developed Non-Producing	47.7	5.9	4.2							113	11	7	4
Proven Undeveloped	109.2	69.5	62.0							498	194	153	101
Total Proven	1277.9	270.9	234.8	17	17	16				4197	2275	2107	1903
Total Probable	42.9	10.9	9.1	4	4	4				166	94	86	76
Total Reserves	1320.7	281.7	244.0	21	21	20				4363	2369	2193	1979
Steelman AMU 240													
Proven Developed Producing	125.8	125.3	110.9							1591	1179	1123	1051
Proven Undeveloped	50.8	50.8	39.6							660	239	198	150
Total Proven	176.6	176.1	150.5							2252	1418	1321	1201
Total Probable	570.9	570.9	471.5							6465	1942	1554	1110
Total Reserves	747.5	747.0	622.0							8717	3360	2875	2311
Workman AMU 210													
Proven Developed Producing	346.6	192.9	163.4							2322	1776	1701	1602
Proven Undeveloped	391.6	139.7	111.7							1086	572	501	409
Total Proven	738.2	332.6	275.1							3407	2348	2202	2011
Total Probable	863.8	473.9	420.4							8292	3168	2722	2210
Total Reserves	1601.9	806.5	695.5							11699	5516	4924	4221
Total, Saskatchewan													
Proven Developed Producing	2342.8	1140.6	984.4	275	223	221				16840	11981	11423	10708
Proven Developed Non-Producing	47.7	5.9	4.2							113	11	7	4
Proven Undeveloped	844.1	495.5	411.7	180	145	145				6467	4099	3787	3383
Total Proven	3234.6	1642.0	1400.3	455	369	366				23420	16092	15218	14095
Total Probable	1848.4	1352.8	1122.4	231	186	184				20735	8459	7346	6050
Total Reserves	5083.0	2994.8	2522.7	686	555	551				44155	24550	22564	20145

Probable Reserves and Values are Unrisked

Sproule

Table: D-1

BEST PACIFIC RESOURCES LTD.
Base - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jun 30, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves Gross	Company Reserves Net	Remaining Reserves	Company Reserves Gross	Company Reserves Net	Remaining Reserves	Company Reserves Gross	Company Reserves Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
GRAND TOTAL													
Proven Developed Producing	3073.2	1623.6	1405.4	15622 1892	11106 1512	9192 1244	258.9	151.4	110.3	56933	40168	38199	35681
Proven Developed Non-Producing	60.4	13.7	10.4	961 30	857 18	595 14	1.2	0.8	0.7	2527	2101	2041	1960
Proven Undeveloped	1020.1	618.9	517.5	5038 254	3250 203	2685 186	3.9	3.0	2.1	15098	9614	8874	7907
Total Proven	4153.7	2256.2	1933.4	21621 2177	15212 1733	12472 1444	264.0	155.3	113.0	74558	51882	49114	45548
Total Probable	2619.8	1990.1	1658.8	6356 834	5301 686	4287 561	53.4	38.4	27.8	44913	20531	18253	15527
Total Reserves	6773.5	4246.3	3592.1	27978 3011	20513 2420	16759 2005	317.4	193.7	140.8	119471	72414	67367	61075

Probable Reserves and Values are Unrisked

Table: D-2

Proven + Probable

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Jul 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

	Reserves								
	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	6773.5	3011	27978	0.0	0.0	317.1	0.3	317.4	0.0
Co Int	4246.3	2420	20513	0.0	0.0	193.7	0.0	193.7	0.0
Co Net	3592.1	2005	16759	0.0	0.0	140.8	0.0	140.8	0.0

Net Present Value						
Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	12846	118010	1461	0	0	119471
8.0	12096	77215	1149	0	0	78364
10.0	11929	71322	1092	0	0	72414
12.0	11768	66326	1040	0	0	67367
15.0	11538	60103	972	0	0	61075
18.0	11320	55019	913	0	0	55932
20.0	11182	52114	878	0	0	52992
25.0	10856	46116	801	0	0	46917

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	1169	6737	7401	6303	701	1577	1177	2447	0	4440	144	4908
2003	1318	9319	15549	18872	1256	3746	3832	6056	0	7356	265	14952
2004	1429	8188	14428	13835	1103	3130	2865	6194	0	988	310	16499
2005	1187	6502	11804	10234	782	2250	2165	5471	0	0	211	13146
2006	984	5205	9957	8328	571	1712	1788	4879	0	0	153	10630
2007	836	4217	8598	6878	415	1405	1492	4456	0	0	114	8651
2008	713	3430	7448	5703	310	1107	1250	4056	0	0	86	7134
2009	600	2672	6363	4528	202	865	982	3528	0	0	40	5757
2010	543	2148	5864	3710	138	766	817	3273	0	56	33	4833
2011	482	1878	5302	3322	106	703	732	3024	0	0	28	4299
2012	421	1664	4700	2999	92	581	659	2847	0	0	20	3724
2013	367	1475	4174	2708	82	477	601	2688	0	0	14	3213
2014	323	1305	3734	2437	69	391	547	2525	0	0	12	2790
2015	274	1109	3224	2104	47	311	472	2266	0	0	9	2336
2016	231	910	2756	1758	36	246	383	1949	0	0	7	1980
2017	199	779	2412	1532	30	200	327	1660	0	0	6	1793
2018	174	710	2149	1417	26	155	301	1550	0	0	4	1589
2019	145	652	1823	1323	22	126	277	1352	0	0	3	1417
2020	128	592	1646	1222	18	100	258	1286	0	0	2	1244
2021	112	552	1463	1158	15	79	240	1209	0	0	0	1107
Subt			120796	100370	6021	19926	21163	62714	0	12841	1461	112003
47 Yr			8422	15105	49	505	2564	13033	0	5	0	7468
Totl			129218	115475	6070	20432	23727	75747	0	12846	1461	119471
Discounted @10.0%			75745	67561	4506	13862	14051	36649	0	11929	1092	72414
Cash @12.0%			70182	63133	4298	13074	13114	33331	0	11768	1040	67367
Streams @15.0%			63343	57702	4025	12070	11960	29401	0	11538	972	61075

Probable Reserves and Values are Unrisked

Table: D-2

Proven + Probable

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Jul 01, 2002

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jun 30, 2002)

Year	Oil Wells	Oil Daily	Oil Gross	Oil Co Int	Oil Co Net	Oil Price	Solution Pipeline Gas Gross	Solution Pipeline Gas Co Int	Solution Pipeline Gas Co Net	Solution Pipeline Gas Price	Non-Assoc / Assoc Pipeline Gas Wells	Non-Assoc / Assoc Pipeline Gas Daily	Non-Assoc / Assoc Pipeline Gas Gross	Non-Assoc / Assoc Pipeline Gas Co Int	Non-Assoc / Assoc Pipeline Gas Co Net	Non-Assoc / Assoc Pipeline Gas Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	139.0	2184	370.9	213.3	175.1	35.42	236	185	158	4.96	106.0	8514	1492	1045	848	5.16
2003	166.0	2176	792.1	481.0	389.6	32.86	492	396	332	5.59	129.0	11320	4132	3006	2378	5.58
2004	160.0	2257	823.7	521.7	427.0	28.04	449	364	300	4.69	128.0	10147	3703	2625	2089	4.68
2005	156.0	1882	683.7	433.4	359.2	27.58	361	295	243	4.35	123.0	7974	2910	2078	1677	4.36
2006	144.0	1531	558.8	359.3	300.0	28.03	292	239	197	4.41	132.0	6526	2312	1661	1353	4.43
2007	124.0	1295	472.7	305.2	254.8	28.47	244	200	165	4.48	118.0	5090	1858	1339	1099	4.51
2008	120.0	1103	402.6	260.1	219.5	28.92	181	146	120	4.55	115.0	4177	1525	1106	912	4.59
2009	111.0	940	343.2	218.8	186.9	29.36	134	104	86	4.62	111.0	3288	1200	871	721	4.68
2010	106.0	839	306.3	198.1	169.4	29.84	116	90	74	4.71	95.0	2620	956	694	578	4.76
2011	98.0	744	271.6	176.1	150.2	30.34	95	73	60	4.78	90.0	2281	833	612	511	4.86
2012	94.0	648	236.5	153.5	132.0	30.85	82	64	52	4.87	88.0	2023	738	544	454	4.95
2013	88.0	569	207.7	134.0	116.1	31.38	72	56	46	4.96	87.0	1771	646	482	402	5.05
2014	81.0	504	183.8	117.9	103.0	31.88	62	48	39	5.04	83.0	1558	569	429	358	5.13
2015	73.0	426	155.4	100.1	88.1	32.38	48	36	30	5.10	78.0	1349	493	369	308	5.21
2016	67.0	364	133.0	84.4	74.9	32.87	30	22	18	5.14	69.0	1141	417	310	260	5.31
2017	58.0	317	115.5	72.8	65.1	33.36	17	15	13	5.24	67.0	1009	368	269	227	5.41
2018	57.0	266	96.8	63.7	57.6	33.96	15	13	11	5.32	63.0	915	334	246	206	5.49
2019	41.0	223	81.4	52.9	47.9	34.69	13	12	10	5.42	61.0	836	305	226	190	5.57
2020	39.0	201	73.3	46.9	42.6	35.33	11	9	8	5.54	66.0	781	271	207	174	5.66
2021	38.0	179	65.2	40.9	37.4	35.97	8	7	6	5.67	60.0	691	252	194	163	5.75
Subt			6374.3	4034.0	3396.4		2961	2374	1968				25315	18312	14909	
47 Yr			399.1	212.3	195.7		49	45	37				2662	2200	1850	
Totl			6773.5	4246.3	3592.1		3011	2420	2005				27978	20513	16759	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jun 30, 2002)

Year	Butane Gross	Butane CoInt	Butane CoNet	Butane Price	PentanePlus Gross	PentanePlus CoInt	PentanePlus CoNet	PentanePlus Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2002	41.4	24.7	17.8	22.10	0.0	0.0	0.0	35.98
2003	65.8	40.5	29.4	21.94	0.1	0.0	0.0	33.47
2004	59.7	37.5	27.1	20.17	0.1	0.0	0.0	29.09
2005	41.8	26.7	19.4	19.90	0.0	0.0	0.0	28.71
2006	29.5	18.9	13.8	20.26	0.0	0.0	0.0	29.24
2007	20.6	13.0	9.6	20.55	0.0	0.0	0.0	29.75
2008	14.4	9.2	6.7	20.97	0.0	0.0	0.0	30.26
2009	8.4	5.1	3.8	21.00	0.0	0.0	0.0	30.79
2010	5.6	3.4	2.6	21.24	0.0	0.0	0.0	31.31
2011	4.8	2.8	2.1	21.93	0.0	0.0	0.0	31.86
2012	4.2	2.4	1.8	22.17	0.0	0.0	0.0	0.00
2013	3.7	2.1	1.6	22.33	0.0	0.0	0.0	0.00
2014	3.2	1.8	1.3	22.52	0.0	0.0	0.0	0.00
2015	2.4	1.2	0.9	22.72	0.0	0.0	0.0	0.00
2016	1.7	0.7	0.5	23.62	0.0	0.0	0.0	0.00
2017	1.3	0.5	0.3	23.69	0.0	0.0	0.0	0.00
2018	1.2	0.4	0.3	23.91	0.0	0.0	0.0	0.00
2019	1.1	0.4	0.3	23.98	0.0	0.0	0.0	0.00
2020	1.0	0.3	0.2	23.72	0.0	0.0	0.0	0.00
2021	0.9	0.2	0.2	23.29	0.0	0.0	0.0	0.00
Subt	312.9	191.9	139.6		0.3	0.0	0.0	
47 Yr	4.2	1.8	1.2		0.0	0.0	0.0	
Totl	317.1	193.7	140.8		0.3	0.0	0.0	

Probable Reserves and Values are Unrisked

Table: D-2

Proven + Probable

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Jul 01, 2002

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jun 30, 2002)

	Revenue						Royalties				GCA	Min	Lease	Plant		Oper
Year	Oil	Gas	NGL	Sul	Roy	Other	Crown	Prod	Res	Sul	rec'd	Taxes	Exp	Exp	NPI	Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	7401	6303	545	0	156	0	1432	0	1214	0	76	184	2447	0	0	9205
2003	15549	18872	888	0	368	0	3146	0	3946	0	186	673	6056	0	0	22042
2004	14428	13835	756	0	347	0	2699	0	2957	0	150	490	6194	0	0	17178
2005	11804	10234	532	0	251	0	1921	0	2240	0	111	364	5471	0	0	12935
2006	9957	8328	384	0	188	0	1463	0	1850	0	84	271	4879	0	0	10477
2007	8598	6878	268	0	147	0	1211	0	1543	0	66	208	4456	0	0	8537
2008	7448	5703	192	0	117	0	953	0	1293	0	53	165	4056	0	0	7048
2009	6363	4528	108	0	95	0	740	0	1016	0	41	132	3528	0	0	5717
2010	5864	3710	73	0	65	0	658	0	844	0	32	114	3273	0	0	4856
2011	5302	3322	61	0	45	0	605	0	756	0	29	103	3024	0	0	4271
2012	4700	2999	53	0	39	0	498	0	681	0	26	88	2847	0	0	3704
2013	4174	2708	48	0	34	0	405	0	620	0	23	75	2688	0	0	3199
2014	3734	2437	40	0	29	0	329	0	564	0	21	65	2525	0	0	2778
2015	3224	2104	27	0	21	0	258	0	487	0	18	56	2266	0	0	2327
2016	2756	1758	16	0	19	0	199	0	396	0	14	48	1949	0	0	1973
2017	2412	1532	11	0	18	0	161	0	338	0	12	41	1660	0	0	1787
2018	2149	1417	10	0	15	0	122	0	311	0	11	34	1550	0	0	1585
2019	1823	1323	9	0	13	0	99	0	286	0	10	28	1352	0	0	1414
2020	1646	1222	7	0	11	0	78	0	267	0	10	23	1286	0	0	1242
2021	1463	1158	5	0	9	0	61	0	249	0	9	19	1209	0	0	1107
Subt	120796	100370	4033	0	1988	0	17037	0	21856	0	982	3178	62714	0	0	123383
47 Yr	8422	15105	45	0	4	0	387	0	2679	0	119	123	13033	0	0	7473
Totl	129218	115475	4078	0	1992	0	17424	0	24535	0	1101	3301	75747	0	0	130856

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jun 30, 2002)

	Intangible		Tangible			CEDIP	Total	Net	Cum	ARTC	Aband		Loan Repmt		Cash	Cum
Year	CEE	CDE	Cl 41	Plant	Other	COGPE	Cap	Rev	NetRev	CapGCA	Cost	Ovhd	Prin	Int	Flow	CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	3826	529	86	0	0	4440	4765	4765	144	0	0	0	0	4908	4908
2003	0	6631	725	0	0	0	7356	14687	19451	265	0	0	0	0	14952	19860
2004	0	837	151	0	0	0	988	16189	35641	310	0	0	0	0	16499	36359
2005	0	0	0	0	0	0	0	12935	48575	211	0	0	0	0	13146	49505
2006	0	0	0	0	0	0	0	10477	59052	153	0	0	0	0	10630	60135
2007	0	0	0	0	0	0	0	8537	67590	114	0	0	0	0	8651	68786
2008	0	0	0	0	0	0	0	7048	74638	86	0	0	0	0	7134	75920
2009	0	0	0	0	0	0	0	5717	80355	40	0	0	0	0	5757	81677
2010	0	56	0	0	0	0	56	4800	85155	33	0	0	0	0	4833	86510
2011	0	0	0	0	0	0	0	4271	89426	28	0	0	0	0	4299	90810
2012	0	0	0	0	0	0	0	3704	93130	20	0	0	0	0	3724	94534
2013	0	0	0	0	0	0	0	3199	96330	14	0	0	0	0	3213	97747
2014	0	0	0	0	0	0	0	2778	99107	12	0	0	0	0	2790	100537
2015	0	0	0	0	0	0	0	2327	101435	9	0	0	0	0	2336	102873
2016	0	0	0	0	0	0	0	1973	103408	7	0	0	0	0	1980	104853
2017	0	0	0	0	0	0	0	1787	105194	6	0	0	0	0	1793	106646
2018	0	0	0	0	0	0	0	1585	106780	4	0	0	0	0	1589	108235
2019	0	0	0	0	0	0	0	1414	108193	3	0	0	0	0	1417	109652
2020	0	0	0	0	0	0	0	1242	109435	2	0	0	0	0	1244	110896
2021	0	0	0	0	0	0	0	1107	110542	0	0	0	0	0	1107	112003
Subt	0	11351	1404	86	0	0	12841	110542		1461	0	0	0	0	112003	
47 Yr	0	5	0	0	0	0	5	7468		0	0	0	0	0	7468	
Totl	0	11356	1404	86	0	0	12846	118010		1461	0	0	0	0	119471	

Net Present Value M$	8.0%	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%
Net Revenue	77215	71322	66326	60103	55019	52114	46116
Cash Flow	78364	72414	67367	61075	55932	52992	46917

Probable Reserves and Values are Unrisked

Table: D-2A

Proven

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Jul 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	4153.7	2177	21621	0.0	0.0	263.7	0.3	264.0	0.0
Co Int	2256.2	1733	15212	0.0	0.0	155.2	0.0	155.3	0.0
Co Net	1933.4	1444	12472	0.0	0.0	113.0	0.0	113.0	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	7777	73522	1037	0	0	74558
8.0	7396	54191	856	0	0	55047
10.0	7311	51061	821	0	0	51882
12.0	7231	48325	789	0	0	49114
15.0	7115	44802	746	0	0	45548
18.0	7007	41824	708	0	0	42532
20.0	6937	40079	685	0	0	40764
25.0	6775	36371	634	0	0	37005

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	1122	6685	7086	6257	701	1497	1172	2431	0	3972	144	5115
2003	1036	8381	12100	16962	1215	3090	3116	5229	0	2756	262	16349
2004	904	6449	9096	10913	884	1979	1984	4756	0	988	196	11382
2005	710	4962	7016	7808	630	1333	1390	4106	0	0	139	8764
2006	561	3762	5641	6001	463	934	1043	3594	0	0	102	6636
2007	456	3003	4654	4881	334	690	849	3264	0	0	76	5142
2008	365	2438	3792	4041	250	475	709	2944	0	0	56	4012
2009	292	1994	3069	3371	175	315	592	2614	0	0	20	3115
2010	252	1626	2711	2810	112	255	504	2368	0	56	15	2466
2011	208	1376	2263	2439	81	243	437	2084	0	0	12	2032
2012	168	1140	1849	2056	65	168	364	1817	0	0	7	1629
2013	135	980	1513	1802	54	123	324	1622	0	0	3	1303
2014	106	854	1209	1598	44	95	287	1422	0	0	2	1049
2015	82	729	961	1388	26	70	235	1262	0	0	1	808
2016	62	617	736	1196	19	51	191	1085	0	0	1	625
2017	51	541	612	1068	16	46	168	928	0	0	1	556
2018	40	499	480	1001	13	33	160	853	0	0	0	449
2019	22	465	263	946	10	25	145	687	0	0	0	362
2020	20	411	247	848	10	21	131	638	0	0	0	315
2021	17	347	208	726	9	18	111	538	0	0	0	275
Subt			65508	78113	5113	11461	13911	44241	0	7772	1037	72385
47 Yr			2078	5738	6	228	843	4573	0	5	0	2173
Totl			67586	83851	5118	11689	14754	48814	0	7777	1037	74558
Discounted @10.0%			46089	54134	3924	8864	9733	27177	0	7311	821	51882
Cash @12.0%			43548	50972	3758	8493	9184	25046	0	7231	789	49114
Streams @15.0%			40304	47026	3538	8006	8493	22451	0	7115	746	45548

Sproule

Table: D-2A

Proven

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Jul 01, 2002

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jun 30, 2002)

	Oil						Solution Pipeline Gas				Non-Assoc / Assoc Pipeline Gas					
Year	Wells	Daily	Gross	Co Int	Co Net	Price	Gross	Co Int	Co Net	Price	Wells	Daily	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	137.0	2110	359.7	204.7	168.7	35.36	230	179	153	4.97	106.0	8482	1487	1041	845	5.16
2003	140.0	1814	660.2	378.0	309.6	32.68	411	325	273	5.55	127.0	10531	3844	2734	2160	5.58
2004	132.0	1606	586.1	330.1	274.4	28.15	341	272	226	4.67	124.0	8273	3020	2082	1673	4.70
2005	125.0	1278	463.1	259.0	219.5	27.66	269	218	181	4.33	119.0	6344	2315	1593	1299	4.37
2006	114.0	992	361.9	204.8	176.1	28.08	216	177	147	4.39	118.0	5000	1755	1196	992	4.43
2007	95.0	806	294.1	166.3	144.0	28.50	181	149	123	4.46	104.0	3811	1391	947	792	4.51
2008	90.0	654	238.6	133.4	117.6	28.96	129	105	86	4.54	101.0	3130	1142	785	658	4.59
2009	82.0	534	195.0	106.5	95.8	29.38	95	75	61	4.62	97.0	2587	944	653	546	4.68
2010	76.0	454	165.5	92.1	83.0	29.89	81	65	53	4.71	92.0	2082	760	529	442	4.77
2011	67.0	377	137.5	75.8	67.0	30.34	63	50	40	4.78	86.0	1756	641	453	378	4.87
2012	60.0	306	111.6	61.2	55.0	30.72	43	32	27	4.87	79.0	1498	547	384	321	4.95
2013	53.0	253	92.5	49.3	44.5	31.26	34	24	21	4.96	75.0	1270	464	333	278	5.05
2014	47.0	208	76.0	38.8	35.1	31.75	28	20	17	5.04	68.0	1080	394	291	243	5.14
2015	39.0	162	59.2	30.1	27.6	32.40	22	16	13	5.11	62.0	910	332	251	210	5.22
2016	35.0	132	48.3	22.7	21.0	32.96	12	8	7	5.13	57.0	782	285	217	183	5.32
2017	29.0	113	41.3	18.7	17.2	33.50	6	5	4	5.35	56.0	702	256	192	162	5.41
2018	28.0	81	29.1	14.5	13.3	33.90	4	4	3	5.43	54.0	653	238	178	150	5.49
2019	11.0	52	19.0	7.9	7.2	34.49	2	2	1	5.50	54.0	616	225	168	142	5.57
2020	10.0	49	17.9	7.3	6.7	35.02	2	1	1	5.58	53.0	578	197	149	125	5.65
2021	10.0	41	14.8	6.1	5.7	35.43	1	1	1	5.67	42.0	457	167	126	106	5.73
Subt			3971.3	2207.3	1888.9		2171	1729	1440				20406	14301	11705	
47 Yr			182.4	48.9	44.4		6	5	5				1216	911	767	
Totl			4153.7	2256.2	1933.4		2177	1733	1444				21621	15212	12472	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jun 30, 2002)

	Butane				PentanePlus			
Year	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2002	41.4	24.7	17.7	22.10	0.0	0.0	0.0	35.98
2003	63.8	38.7	28.0	21.89	0.1	0.0	0.0	33.47
2004	45.1	27.9	20.3	19.40	0.1	0.0	0.0	29.09
2005	31.8	20.0	14.6	19.19	0.0	0.0	0.0	28.71
2006	22.6	14.2	10.4	19.63	0.0	0.0	0.0	29.24
2007	15.7	9.6	7.1	19.95	0.0	0.0	0.0	29.75
2008	10.9	6.7	4.9	20.45	0.0	0.0	0.0	30.26
2009	7.0	4.1	3.1	20.84	0.0	0.0	0.0	30.79
2010	4.5	2.5	1.9	21.05	0.0	0.0	0.0	31.31
2011	3.7	2.0	1.5	21.90	0.0	0.0	0.0	31.86
2012	3.0	1.4	1.1	22.05	0.0	0.0	0.0	0.00
2013	2.6	1.2	0.9	22.06	0.0	0.0	0.0	0.00
2014	2.3	1.0	0.7	21.97	0.0	0.0	0.0	0.00
2015	1.6	0.6	0.4	21.43	0.0	0.0	0.0	0.00
2016	1.2	0.2	0.2	22.50	0.0	0.0	0.0	0.00
2017	0.9	0.1	0.1	21.88	0.0	0.0	0.0	0.00
2018	0.9	0.1	0.1	22.23	0.0	0.0	0.0	0.00
2019	0.8	0.0	0.0	22.58	0.0	0.0	0.0	0.00
2020	0.7	0.0	0.0	22.93	0.0	0.0	0.0	0.00
2021	0.7	0.0	0.0	23.29	0.0	0.0	0.0	0.00
Subt	261.2	155.2	113.0		0.3	0.0	0.0	
47 Yr	2.5	0.1	0.0		0.0	0.0	0.0	
Totl	263.7	155.2	113.0		0.3	0.0	0.0	

Table: D-2A

Proven

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Jul 01, 2002

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jun 30, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	7086	6257	545	0	156	0	1353	0	1209	0	75	182	2431	0	0	8944
2003	12100	16962	847	0	368	0	2734	0	3215	0	171	428	5229	0	0	18842
2004	9096	10913	542	0	343	0	1782	0	2055	0	117	243	4756	0	0	12174
2005	7016	7808	384	0	246	0	1187	0	1445	0	82	174	4106	0	0	8625
2006	5641	6001	279	0	183	0	833	0	1083	0	57	117	3594	0	0	6534
2007	4654	4881	192	0	142	0	620	0	881	0	44	82	3264	0	0	5066
2008	3792	4041	137	0	112	0	427	0	736	0	35	55	2944	0	0	3956
2009	3069	3371	86	0	89	0	282	0	616	0	29	38	2614	0	0	3095
2010	2711	2810	53	0	59	0	230	0	525	0	25	28	2368	0	0	2507
2011	2263	2439	43	0	39	0	226	0	455	0	22	20	2084	0	0	2020
2012	1849	2056	32	0	33	0	158	0	380	0	18	13	1817	0	0	1622
2013	1513	1802	26	0	29	0	114	0	337	0	15	10	1622	0	0	1300
2014	1209	1598	21	0	23	0	88	0	299	0	13	9	1422	0	0	1047
2015	961	1388	12	0	14	0	64	0	246	0	11	8	1262	0	0	807
2016	736	1196	5	0	13	0	45	0	200	0	9	7	1085	0	0	624
2017	612	1068	3	0	13	0	40	0	176	0	8	6	928	0	0	555
2018	480	1001	3	0	11	0	28	0	167	0	8	6	853	0	0	449
2019	263	946	1	0	10	0	20	0	152	0	7	5	687	0	0	362
2020	247	848	0	0	9	0	16	0	137	0	7	5	638	0	0	315
2021	208	726	0	0	9	0	14	0	117	0	6	4	538	0	0	275
Subt	65508	78113	3211	0	1901	0	10261	0	14430	0	759	1439	44241	0	0	79120
47 Yr	2078	5738	1	0	4	0	195	0	886	0	45	34	4573	0	0	2178
Totl	67586	83851	3213	0	1905	0	10456	0	15316	0	804	1473	48814	0	0	81298

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jun 30, 2002)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	3358	529	86	0	0	3972	4972	4972	144	0	0	0	0	5115	5115
2003	0	2756	0	0	0	0	2756	16087	21059	262	0	0	0	0	16349	21464
2004	0	837	151	0	0	0	988	11186	32245	196	0	0	0	0	11382	32846
2005	0	0	0	0	0	0	0	8625	40870	139	0	0	0	0	8764	41611
2006	0	0	0	0	0	0	0	6534	47405	102	0	0	0	0	6636	48247
2007	0	0	0	0	0	0	0	5066	52471	76	0	0	0	0	5142	53389
2008	0	0	0	0	0	0	0	3956	56426	56	0	0	0	0	4012	57401
2009	0	0	0	0	0	0	0	3095	59521	20	0	0	0	0	3115	60515
2010	0	56	0	0	0	0	56	2451	61972	15	0	0	0	0	2466	62981
2011	0	0	0	0	0	0	0	2020	63992	12	0	0	0	0	2032	65014
2012	0	0	0	0	0	0	0	1622	65614	7	0	0	0	0	1629	66642
2013	0	0	0	0	0	0	0	1300	66914	3	0	0	0	0	1303	67946
2014	0	0	0	0	0	0	0	1047	67961	2	0	0	0	0	1049	68994
2015	0	0	0	0	0	0	0	807	68768	1	0	0	0	0	808	69803
2016	0	0	0	0	0	0	0	624	69392	1	0	0	0	0	625	70428
2017	0	0	0	0	0	0	0	555	69948	1	0	0	0	0	556	70984
2018	0	0	0	0	0	0	0	449	70396	0	0	0	0	0	449	71433
2019	0	0	0	0	0	0	0	362	70758	0	0	0	0	0	362	71795
2020	0	0	0	0	0	0	0	315	71073	0	0	0	0	0	315	72110
2021	0	0	0	0	0	0	0	275	71349	0	0	0	0	0	275	72385
Subt	0	7007	680	86	0	0	7772	71349		1037	0	0	0	0	72385	
47 Yr	0	5	0	0	0	0	5	2173		0	0	0	0	0	2173	
Totl	0	7012	680	86	0	0	7777	73522		1037	0	0	0	0	74558	

Net Present Value M$	8.0%	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%
Net Revenue	54191	51061	48325	44802	41824	40079	36371
Cash Flow	55047	51882	49114	45548	42532	40764	37005

Sproule

Table: D-2B

Proven Developed,
Producing

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Jul 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	3073.2	1892	15622	0.0	0.0	258.7	0.3	258.9	0.0
Co Int	1623.6	1512	11106	0.0	0.0	151.4	0.0	151.4	0.0
Co Net	1405.4	1244	9192	0.0	0.0	110.2	0.0	110.3	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	0	56193	740	0	0	56933
8.0	0	41818	619	0	0	42436
10.0	0	39573	595	0	0	40168
12.0	0	37626	573	0	0	38199
15.0	0	35137	544	0	0	35681
18.0	0	33047	518	0	0	33565
20.0	0	31827	502	0	0	32330
25.0	0	29245	468	0	0	29712

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	908	6064	5658	5673	696	1169	1104	2286	0	0	130	7599
2003	738	5100	8552	10321	1040	1890	1906	4198	0	0	190	12108
2004	583	4125	5859	7030	657	1145	1298	3694	0	0	130	7540
2005	470	3385	4641	5365	472	791	991	3264	0	0	93	5524
2006	383	2762	3846	4444	341	581	827	2913	0	0	70	4380
2007	324	2268	3297	3716	242	425	695	2667	0	0	53	3521
2008	270	1853	2789	3093	179	306	580	2417	0	0	40	2798
2009	220	1522	2310	2589	120	209	483	2136	0	0	9	2200
2010	187	1289	1996	2232	78	154	418	1939	0	0	7	1802
2011	150	1119	1634	1979	66	125	365	1742	0	0	6	1452
2012	123	937	1359	1688	52	87	305	1515	0	0	4	1197
2013	102	806	1144	1482	43	63	271	1356	0	0	3	981
2014	80	708	913	1325	37	49	243	1175	0	0	2	809
2015	65	606	747	1153	26	39	203	1048	0	0	1	638
2016	48	506	562	982	19	31	161	877	0	0	1	494
2017	40	467	472	921	16	35	147	751	0	0	1	476
2018	34	435	408	871	13	31	141	710	0	0	0	411
2019	22	407	263	827	10	24	128	593	0	0	0	354
2020	20	384	247	792	10	21	123	591	0	0	0	314
2021	17	347	208	726	9	18	111	538	0	0	0	275
Subt			46903	57209	4125	7192	10502	36410	0	0	740	54872
47 Yr			1839	5738	6	160	843	4521	0	0	0	2060
Totl			48742	62947	4130	7352	11344	40930	0	0	740	56933
Discounted @10.0%			32793	38695	3212	5610	7166	22352	0	0	595	40168
Cash @12.0%			30968	36265	3085	5385	6731	20578	0	0	573	38199
Streams @15.0%			28653	33277	2918	5089	6191	18431	0	0	544	35681

Table: D-2B

Proven Developed.
Producing

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Jul 01, 2002

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jun 30, 2002)

Year	Oil						Solution Pipeline Gas				Non-Assoc / Assoc Pipeline Gas					
	Wells	Daily	Gross	Co Int	Co Net	Price	Gross	Co Int	Co Net	Price	Wells	Daily	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	130.0	1693	309.1	165.6	138.1	35.08	200	156	130	5.03	93.0	7481	1365	950	769	5.15
2003	122.0	1358	495.8	269.4	222.7	32.53	335	268	221	5.55	93.0	6250	2281	1594	1297	5.55
2004	113.0	1072	391.4	213.0	178.1	28.14	281	227	187	4.67	91.0	5003	1826	1279	1051	4.67
2005	107.0	861	314.2	171.6	145.6	27.61	235	191	158	4.34	86.0	4074	1487	1044	864	4.35
2006	98.0	681	248.7	139.9	120.1	27.98	191	157	129	4.40	85.0	3320	1212	851	707	4.41
2007	79.0	570	208.2	118.2	102.9	28.35	162	134	110	4.47	81.0	2713	990	693	578	4.49
2008	75.0	478	174.3	98.5	87.2	28.75	116	94	76	4.55	78.0	2267	827	583	486	4.58
2009	68.0	399	145.6	80.5	72.5	29.16	85	67	54	4.62	74.0	1898	693	489	407	4.67
2010	63.0	337	123.0	68.1	62.0	29.67	75	59	48	4.71	70.0	1602	585	411	342	4.75
2011	57.0	280	102.3	54.7	49.9	30.26	61	48	38	4.78	67.0	1407	514	361	301	4.86
2012	51.0	230	84.1	45.0	41.6	30.60	41	31	25	4.86	63.0	1216	444	311	260	4.94
2013	44.0	197	71.8	37.3	34.5	31.15	32	23	19	4.96	59.0	1032	377	271	226	5.04
2014	39.0	165	60.4	29.4	27.2	31.59	27	19	16	5.04	54.0	888	324	239	199	5.13
2015	36.0	142	51.8	23.6	22.0	32.23	21	14	12	5.11	50.0	755	276	207	173	5.22
2016	32.0	116	42.5	17.6	16.4	32.76	11	7	6	5.11	45.0	643	235	178	150	5.32
2017	27.0	101	36.8	14.6	13.4	33.31	4	4	3	5.35	44.0	602	220	166	140	5.41
2018	26.0	74	26.9	12.4	11.3	33.86	4	4	3	5.43	43.0	564	206	155	131	5.49
2019	11.0	52	19.0	7.9	7.2	34.49	2	2	1	5.50	43.0	535	195	147	124	5.57
2020	10.0	49	17.9	7.3	6.7	35.02	2	1	1	5.58	42.0	501	183	139	117	5.65
2021	10.0	41	14.8	6.1	5.7	35.43	1	1	1	5.67	42.0	457	167	126	106	5.73
Subt			2938.5	1580.6	1365.2		1887	1507	1239				14406	10195	8425	
47 Yr			134.7	43.0	40.2		6	5	5				1216	911	767	
Totl			3073.2	1623.6	1405.4		1892	1512	1244				15622	11106	9192	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jun 30, 2002)

Year	Butane				PentanePlus			
	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2002	41.2	24.5	17.6	22.08	0.0	0.0	0.0	35.98
2003	62.4	37.7	27.2	21.82	0.1	0.0	0.0	33.47
2004	43.7	26.9	19.5	19.29	0.1	0.0	0.0	29.09
2005	31.1	19.4	14.2	19.09	0.0	0.0	0.0	28.71
2006	22.1	13.8	10.1	19.53	0.0	0.0	0.0	29.24
2007	15.3	9.4	6.9	19.85	0.0	0.0	0.0	29.75
2008	10.8	6.6	4.8	20.37	0.0	0.0	0.0	30.26
2009	6.9	4.0	3.0	20.74	0.0	0.0	0.0	30.79
2010	4.4	2.5	1.9	21.01	0.0	0.0	0.0	31.31
2011	3.7	2.0	1.5	21.90	0.0	0.0	0.0	31.86
2012	3.0	1.4	1.1	22.05	0.0	0.0	0.0	0.00
2013	2.6	1.2	0.9	22.06	0.0	0.0	0.0	0.00
2014	2.3	1.0	0.7	21.97	0.0	0.0	0.0	0.00
2015	1.6	0.6	0.4	21.43	0.0	0.0	0.0	0.00
2016	1.2	0.2	0.2	22.50	0.0	0.0	0.0	0.00
2017	0.9	0.1	0.1	21.88	0.0	0.0	0.0	0.00
2018	0.9	0.1	0.1	22.23	0.0	0.0	0.0	0.00
2019	0.8	0.0	0.0	22.58	0.0	0.0	0.0	0.00
2020	0.7	0.0	0.0	22.93	0.0	0.0	0.0	0.00
2021	0.7	0.0	0.0	23.29	0.0	0.0	0.0	0.00
Subt	256.2	151.3	110.2		0.3	0.0	0.0	
47 Yr	2.5	0.1	0.0		0.0	0.0	0.0	
Totl	258.7	151.4	110.2		0.3	0.0	0.0	

Table: D-2B

Proven Developed, Producing

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Jul 01, 2002

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jun 30, 2002)

	Revenue						Royalties									
Year	Oil	Gas	NGL	Sul	Roy	Other	Crown	Prod	Res	Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	5658	5673	540	0	156	0	1037	0	1138	0	72	171	2286	0	0	7469
2003	8552	10321	822	0	218	0	1675	0	1965	0	114	270	4198	0	0	11918
2004	5859	7030	518	0	139	0	1028	0	1347	0	83	151	3694	0	0	7410
2005	4641	5365	371	0	101	0	712	0	1033	0	61	99	3264	0	0	5431
2006	3846	4444	270	0	71	0	525	0	862	0	47	68	2913	0	0	4310
2007	3297	3716	186	0	56	0	386	0	724	0	37	46	2667	0	0	3468
2008	2789	3093	133	0	45	0	281	0	604	0	30	30	2417	0	0	2758
2009	2310	2589	83	0	37	0	192	0	504	0	25	21	2136	0	0	2191
2010	1996	2232	52	0	26	0	140	0	436	0	21	17	1939	0	0	1795
2011	1634	1979	43	0	23	0	113	0	381	0	18	14	1742	0	0	1446
2012	1359	1688	32	0	20	0	78	0	318	0	15	11	1515	0	0	1193
2013	1144	1482	26	0	18	0	56	0	283	0	13	9	1356	0	0	978
2014	913	1325	21	0	15	0	43	0	253	0	11	8	1175	0	0	807
2015	747	1153	12	0	14	0	33	0	212	0	10	7	1048	0	0	637
2016	562	982	5	0	13	0	26	0	169	0	8	6	877	0	0	493
2017	472	921	3	0	13	0	30	0	154	0	7	6	751	0	0	475
2018	408	871	3	0	11	0	26	0	147	0	7	5	710	0	0	411
2019	263	827	1	0	10	0	20	0	134	0	6	5	593	0	0	354
2020	247	792	0	0	9	0	16	0	129	0	6	4	591	0	0	314
2021	208	726	0	0	9	0	14	0	117	0	6	4	538	0	0	275
Subt	46903	57209	3122	0	1003	0	6431	0	10910	0	598	952	36410	0	0	54132
47 Yr	1839	5738	1	0	4	0	127	0	886	0	45	34	4521	0	0	2060
Totl	48742	62947	3123	0	1007	0	6558	0	11795	0	643	986	40930	0	0	56193

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jun 30, 2002)

	Intangible		Tangible										Loan Repmt			
Year	CEE	CDE	Cl 41	Plant	Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Prin	Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	0	0	0	0	0	0	7469	7469	130	0	0	0	0	7599	7599
2003	0	0	0	0	0	0	0	11918	19387	190	0	0	0	0	12108	19707
2004	0	0	0	0	0	0	0	7410	26796	130	0	0	0	0	7540	27246
2005	0	0	0	0	0	0	0	5431	32228	93	0	0	0	0	5524	32771
2006	0	0	0	0	0	0	0	4310	36538	70	0	0	0	0	4380	37151
2007	0	0	0	0	0	0	0	3468	40006	53	0	0	0	0	3521	40672
2008	0	0	0	0	0	0	0	2758	42764	40	0	0	0	0	2798	43470
2009	0	0	0	0	0	0	0	2191	44955	9	0	0	0	0	2200	45670
2010	0	0	0	0	0	0	0	1795	46750	7	0	0	0	0	1802	47472
2011	0	0	0	0	0	0	0	1446	48196	6	0	0	0	0	1452	48924
2012	0	0	0	0	0	0	0	1193	49388	4	0	0	0	0	1197	50120
2013	0	0	0	0	0	0	0	978	50366	3	0	0	0	0	981	51101
2014	0	0	0	0	0	0	0	807	51173	2	0	0	0	0	809	51910
2015	0	0	0	0	0	0	0	637	51810	1	0	0	0	0	638	52548
2016	0	0	0	0	0	0	0	493	52303	1	0	0	0	0	494	53042
2017	0	0	0	0	0	0	0	475	52777	1	0	0	0	0	476	53517
2018	0	0	0	0	0	0	0	411	53189	0	0	0	0	0	411	53929
2019	0	0	0	0	0	0	0	354	53543	0	0	0	0	0	354	54283
2020	0	0	0	0	0	0	0	314	53857	0	0	0	0	0	314	54597
2021	0	0	0	0	0	0	0	275	54132	0	0	0	0	0	275	54872
Subt	0	0	0	0	0	0	0	54132		740	0	0	0	0	54872	
47 Yr	0	0	0	0	0	0	0	2060		0	0	0	0	0	2060	
Totl	0	0	0	0	0	0	0	56193		740	0	0	0	0	56933	

Net Present Value M$	8.0%	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%
Net Revenue	41818	39573	37626	35137	33047	31627	29245
Cash Flow	42436	40168	38199	35681	33565	32330	29712

Table: D-2C

Proven Developed, Non-Producing

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Sep 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	60.4	30	961	0.0	0.0	1.2	0.0	1.2	0.0
Co Int	13.7	18	857	0.0	0.0	0.8	0.0	0.8	0.0
Co Net	10.4	14	595	0.0	0.0	0.7	0.0	0.7	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	213	2527	0	0	0	2527
8.0	202	2165	0	0	0	2165
10.0	201	2101	0	0	0	2101
12.0	199	2041	0	0	0	2041
15.0	197	1960	0	0	0	1960
18.0	194	1886	0	0	0	1886
20.0	193	1840	0	0	0	1840
25.0	190	1734	0	0	0	1734

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	45	0	29	3	1	3	9	0	208	0	-190
2003	14	1297	131	2688	9	93	812	310	0	0	0	1613
2004	10	684	116	1209	6	28	375	261	0	0	0	668
2005	7	363	6	575	0	8	169	121	0	0	0	282
2006	0	229	0	98	0	1	29	27	0	0	0	42
2007	0	0	0	0	0	0	0	0	0	0	0	0
2008	0	0	0	0	0	0	0	0	0	0	0	0
2009	0	0	0	0	0	0	0	0	0	0	0	0
2010	0	0	0	0	0	0	0	0	0	0	0	0
2011	0	0	0	0	0	0	0	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	0	0	0	0
2017	0	0	0	0	0	0	0	0	0	0	0	0
2018	0	0	0	0	0	0	0	0	0	0	0	0
2019	0	0	0	0	0	0	0	0	0	0	0	0
2020	0	0	0	0	0	0	0	0	0	0	0	0
2021	0	0	0	0	0	0	0	0	0	0	0	0
Subt			254	4599	18	131	1389	728	0	208	0	2415
10 Yr			238	0	0	68	0	53	0	5	0	113
Totl			492	4599	18	199	1389	781	0	213	0	2527
Discounted @10.0%			243	3993	16	123	1205	622	0	201	0	2101
Cash @12.0%			229	3890	16	118	1174	602	0	199	0	2041
Streams @15.0%			213	3746	16	113	1130	575	0	197	0	1960

Sproule

Table: D-2C

Proven Developed,
Non-Producing

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Sep 01, 2002

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jun 30, 2002)

	Oil						Solution Pipeline Gas				Non-Assoc / Assoc Pipeline Gas					
Year	Wells	Daily	Gross	Co Int	Co Net	Price	Gross	Co Int	Co Net	Price	Wells	Daily	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	1.0	45	5	5	5	5.26
2003	3.0	22	6.1	3.8	3.0	34.83	14	9	7	5.86	11.0	1420	518	462	321	5.71
2004	3.0	17	6.3	3.8	3.0	30.56	15	9	7	4.99	10.0	741	271	241	167	4.84
2005	2.0	10	0.3	0.2	0.2	30.19	1	0	0	4.66	10.0	391	143	127	88	4.51
2006	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	10.0	258	24	22	15	4.57
2007	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	0.0	0	0	0	0	0.00
2008	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	0.0	0	0	0	0	0.00
2009	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	0.0	0	0	0	0	0.00
2010	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	0.0	0	0	0	0	0.00
2011	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	0.0	0	0	0	0	0.00
2012	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	0.0	0	0	0	0	0.00
2013	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	0.0	0	0	0	0	0.00
2014	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	0.0	0	0	0	0	0.00
2015	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	0.0	0	0	0	0	0.00
2016	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	0.0	0	0	0	0	0.00
2017	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	0.0	0	0	0	0	0.00
2018	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	0.0	0	0	0	0	0.00
2019	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	0.0	0	0	0	0	0.00
2020	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	0.0	0	0	0	0	0.00
2021	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	0.0	0	0	0	0	0.00
Subt			12.7	7.8	6.2		30	18	14				961	857	595	
10 Yr			47.7	5.9	4.2		0	0	0				0	0	0	
Totl			60.4	13.7	10.4		30	18	14				961	857	595	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jun 30, 2002)

	Butane			
Year	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl
2002	0.1	0.1	0.1	24.25
2003	0.6	0.4	0.3	23.25
2004	0.5	0.3	0.2	20.41
2005	0.0	0.0	0.0	20.19
2006	0.0	0.0	0.0	0.00
2007	0.0	0.0	0.0	0.00
2008	0.0	0.0	0.0	0.00
2009	0.0	0.0	0.0	0.00
2010	0.0	0.0	0.0	0.00
2011	0.0	0.0	0.0	0.00
2012	0.0	0.0	0.0	0.00
2013	0.0	0.0	0.0	0.00
2014	0.0	0.0	0.0	0.00
2015	0.0	0.0	0.0	0.00
2016	0.0	0.0	0.0	0.00
2017	0.0	0.0	0.0	0.00
2018	0.0	0.0	0.0	0.00
2019	0.0	0.0	0.0	0.00
2020	0.0	0.0	0.0	0.00
2021	0.0	0.0	0.0	0.00
Subt	1.2	0.8	0.7	
10 Yr	0.0	0.0	0.0	
Totl	1.2	0.8	0.7	

Table: D-2C

Proven Developed, Non-Producing

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Sep 01, 2002

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jun 30, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	29	3	0	0	0	1	0	4	0	0	0	9	0	0	18
2003	131	2688	9	0	0	0	1	0	843	0	31	92	310	0	0	1613
2004	116	1209	6	0	0	0	0	0	392	0	17	28	261	0	0	668
2005	6	575	0	0	0	0	0	0	178	0	9	8	121	0	0	282
2006	0	98	0	0	0	0	0	0	30	0	1	1	27	0	0	42
2007	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2008	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2009	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2010	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2011	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2017	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2018	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2019	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2021	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Subt	254	4599	18	0	0	0	2	0	1447	0	58	129	728	0	0	2623
10 Yr	238	0	0	0	0	0	68	0	0	0	0	0	53	0	0	118
Totl	492	4599	18	0	0	0	70	0	1447	0	58	129	781	0	0	2740

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jun 30, 2002)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	208	0	0	0	0	208	-190	-190	0	0	0	0	0	-190	-190
2003	0	0	0	0	0	0	0	1613	1423	0	0	0	0	0	1613	1423
2004	0	0	0	0	0	0	0	668	2091	0	0	0	0	0	668	2091
2005	0	0	0	0	0	0	0	282	2373	0	0	0	0	0	282	2373
2006	0	0	0	0	0	0	0	42	2415	0	0	0	0	0	42	2415
2007	0	0	0	0	0	0	0	0	2415	0	0	0	0	0	0	2415
2008	0	0	0	0	0	0	0	0	2415	0	0	0	0	0	0	2415
2009	0	0	0	0	0	0	0	0	2415	0	0	0	0	0	0	2415
2010	0	0	0	0	0	0	0	0	2415	0	0	0	0	0	0	2415
2011	0	0	0	0	0	0	0	0	2415	0	0	0	0	0	0	2415
2012	0	0	0	0	0	0	0	0	2415	0	0	0	0	0	0	2415
2013	0	0	0	0	0	0	0	0	2415	0	0	0	0	0	0	2415
2014	0	0	0	0	0	0	0	0	2415	0	0	0	0	0	0	2415
2015	0	0	0	0	0	0	0	0	2415	0	0	0	0	0	0	2415
2016	0	0	0	0	0	0	0	0	2415	0	0	0	0	0	0	2415
2017	0	0	0	0	0	0	0	0	2415	0	0	0	0	0	0	2415
2018	0	0	0	0	0	0	0	0	2415	0	0	0	0	0	0	2415
2019	0	0	0	0	0	0	0	0	2415	0	0	0	0	0	0	2415
2020	0	0	0	0	0	0	0	0	2415	0	0	0	0	0	0	2415
2021	0	0	0	0	0	0	0	0	2415	0	0	0	0	0	0	2415
Subt	0	208	0	0	0	0	208	2415		0	0	0	0	0	2415	
10 Yr	0	5	0	0	0	0	5	113		0	0	0	0	0	113	
Totl	0	213	0	0	0	0	213	2527		0	0	0	0	0	2527	

Net Present Value M$	8.0%	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%
Net Revenue	2165	2101	2041	1960	1886	1840	1734
Cash Flow	2165	2101	2041	1960	1886	1840	1734

Table: D-2D

Proven
Undeveloped

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Sep 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	1020.1	254	5038	0.0	0.0	3.9	0.0	3.9	0.0
Co Int	618.9	203	3250	0.0	0.0	3.0	0.0	3.0	0.0
Co Net	517.5	186	2685	0.0	0.0	2.1	0.0	2.1	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	7564	14802	297	0	0	15098
8.0	7193	10208	237	0	0	10446
10.0	7111	9388	226	0	0	9614
12.0	7032	8658	216	0	0	8874
15.0	6919	7705	202	0	0	7907
18.0	6812	6891	190	0	0	7080
20.0	6744	6412	182	0	0	6594
25.0	6585	5392	166	0	0	5558

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	321	887	1427	555	2	328	64	136	0	3764	14	-2294
2003	287	1992	3417	3954	165	1107	397	720	0	2756	72	2629
2004	310	1639	3121	2674	221	807	311	802	0	988	66	3175
2005	239	1228	2369	1868	158	533	230	721	0	0	46	2958
2006	178	941	1795	1459	121	352	187	654	0	0	32	2214
2007	132	735	1357	1165	93	266	154	597	0	0	23	1621
2008	96	585	1003	948	71	169	129	526	0	0	16	1214
2009	71	472	759	782	55	106	109	478	0	0	11	915
2010	66	338	715	578	34	100	86	429	0	56	8	664
2011	58	257	629	460	16	118	72	341	0	0	6	581
2012	44	202	491	368	13	82	59	302	0	0	3	432
2013	33	173	369	321	11	60	52	266	0	0	0	323
2014	26	145	297	273	8	46	44	248	0	0	0	240
2015	18	123	214	235	0	31	32	215	0	0	0	171
2016	14	111	175	214	0	20	29	208	0	0	0	131
2017	11	74	140	147	0	10	21	176	0	0	0	81
2018	7	64	72	130	0	3	19	143	0	0	0	37
2019	0	58	0	119	0	0	17	93	0	0	0	8
2020	0	54	0	56	0	0	8	47	0	0	0	1
Totl			18352	16305	969	4137	2020	7103	0	7564	297	15098
Discounted @10.0%			13054	11445	695	3131	1362	4203	0	7111	226	9614
Cash @12.0%			12351	10817	656	2991	1279	3866	0	7032	216	8874
Streams @15.0%			11438	10004	604	2804	1172	3445	0	6919	202	7907

Table: D-2D

Proven
Undeveloped

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Sep 01, 2002

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jun 30, 2002)

	Oil						Solution Pipeline Gas				Non-Assoc / Assoc Pipeline Gas					
Year	Wells	Daily	Gross	Co Int	Co Net	Price	Gross	Co Int	Co Net	Price	Wells	Daily	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	7.0	416	50.6	39.0	30.5	36.56	29	23	23	4.55	12.0	957	116	85	71	5.31
2003	15.0	434	158.2	104.9	83.9	32.99	62	49	45	5.48	23.0	2861	1044	679	542	5.59
2004	16.0	516	188.4	113.3	93.3	28.08	46	36	32	4.54	23.0	2529	923	562	456	4.72
2005	16.0	407	148.6	87.2	73.8	27.74	33	26	23	4.21	23.0	1878	685	422	347	4.40
2006	16.0	310	113.2	64.9	56.0	28.29	25	20	18	4.29	23.0	1422	519	323	270	4.47
2007	16.0	235	85.9	48.2	41.1	28.87	18	15	13	4.38	23.0	1098	401	253	214	4.55
2008	15.0	176	64.3	34.9	30.4	29.56	13	11	10	4.48	23.0	863	315	202	172	4.63
2009	14.0	135	49.3	26.0	23.3	30.05	10	8	7	4.56	23.0	689	251	164	140	4.72
2010	13.0	117	42.5	24.0	20.9	30.53	7	5	5	4.73	22.0	480	175	118	100	4.82
2011	10.0	96	35.2	21.1	17.2	30.55	2	2	2	4.86	19.0	349	127	92	78	4.92
2012	9.0	75	27.5	16.2	13.4	31.04	2	1	1	4.94	16.0	282	103	72	61	5.00
2013	9.0	57	20.7	12.0	10.0	31.59	2	1	1	5.03	16.0	238	87	62	52	5.08
2014	8.0	43	15.7	9.4	7.9	32.23	1	1	1	5.11	14.0	192	70	52	44	5.15
2015	3.0	20	7.4	6.5	5.6	33.05	1	1	1	5.18	12.0	155	57	44	37	5.23
2016	3.0	16	5.8	5.2	4.6	33.63	1	1	1	5.26	12.0	139	51	39	33	5.31
2017	2.0	12	4.5	4.1	3.8	34.17	1	1	1	5.34	12.0	100	37	26	22	5.45
2018	2.0	7	2.2	2.1	2.0	34.16	0	0	0	5.42	11.0	89	33	23	20	5.53
2019	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	11.0	82	30	21	18	5.61
2020	0.0	0	0.0	0.0	0.0	0.00	0	0	0	0.00	11.0	76	14	10	8	5.69
Totl			1020.1	618.9	517.5		254	203	186				5038	3250	2685	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jun 30, 2002)

	Butane			
Year	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl
2002	0.1	0.1	0.1	25.75
2003	0.8	0.6	0.4	25.46
2004	1.0	0.8	0.5	22.91
2005	0.7	0.6	0.4	22.69
2006	0.5	0.4	0.3	23.00
2007	0.3	0.3	0.2	23.29
2008	0.2	0.2	0.1	23.60
2009	0.1	0.1	0.1	23.90
2010	0.0	0.0	0.0	24.20
2011	0.0	0.0	0.0	0.00
2012	0.0	0.0	0.0	0.00
2013	0.0	0.0	0.0	0.00
2014	0.0	0.0	0.0	0.00
2015	0.0	0.0	0.0	0.00
2016	0.0	0.0	0.0	0.00
2017	0.0	0.0	0.0	0.00
2018	0.0	0.0	0.0	0.00
2019	0.0	0.0	0.0	0.00
2020	0.0	0.0	0.0	0.00
Totl	3.9	3.0	2.1	

Table: D-2D

Proven
Undeveloped

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Sep 01, 2002

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jun 30, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	1427	555	2	0	0	0	316	0	67	0	3	12	136	0	0	1456
2003	3417	3954	16	0	150	0	1058	0	406	0	26	66	720	0	0	5312
2004	3121	2674	17	0	204	0	754	0	316	0	17	65	802	0	0	4097
2005	2369	1868	13	0	146	0	475	0	234	0	12	66	721	0	0	2912
2006	1795	1459	9	0	112	0	308	0	191	0	9	49	654	0	0	2182
2007	1357	1165	6	0	86	0	234	0	158	0	7	35	597	0	0	1598
2008	1003	948	4	0	67	0	146	0	132	0	5	25	526	0	0	1198
2009	759	782	3	0	52	0	90	0	112	0	4	17	478	0	0	904
2010	715	578	1	0	34	0	90	0	89	0	4	11	429	0	0	712
2011	629	460	0	0	16	0	113	0	74	0	3	6	341	0	0	575
2012	491	368	0	0	13	0	80	0	62	0	3	2	302	0	0	429
2013	369	321	0	0	11	0	59	0	54	0	2	1	266	0	0	323
2014	297	273	0	0	8	0	45	0	46	0	2	1	248	0	0	240
2015	214	235	0	0	0	0	31	0	34	0	2	1	215	0	0	171
2016	175	214	0	0	0	0	20	0	31	0	2	1	208	0	0	131
2017	140	147	0	0	0	0	10	0	22	0	1	0	176	0	0	81
2018	72	130	0	0	0	0	2	0	20	0	1	0	143	0	0	37
2019	0	119	0	0	0	0	0	0	18	0	1	0	93	0	0	8
2020	0	56	0	0	0	0	0	0	9	0	0	0	47	0	0	1
Totl	18352	16305	71	0	898	0	3829	0	2074	0	103	358	7103	0	0	22365

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jun 30, 2002)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	3150	529	86	0	0	3764	-2307	-2307	14	0	0	0	0	-2294	-2294
2003	0	2756	0	0	0	0	2756	2557	249	72	0	0	0	0	2629	335
2004	0	837	151	0	0	0	988	3109	3358	66	0	0	0	0	3175	3509
2005	0	0	0	0	0	0	0	2912	6270	46	0	0	0	0	2958	6467
2006	0	0	0	0	0	0	0	2182	8452	32	0	0	0	0	2214	8681
2007	0	0	0	0	0	0	0	1598	10050	23	0	0	0	0	1621	10302
2008	0	0	0	0	0	0	0	1198	11247	16	0	0	0	0	1214	11516
2009	0	0	0	0	0	0	0	904	12151	11	0	0	0	0	915	12431
2010	0	56	0	0	0	0	56	656	12807	8	0	0	0	0	664	13095
2011	0	0	0	0	0	0	0	575	13382	6	0	0	0	0	581	13675
2012	0	0	0	0	0	0	0	429	13811	3	0	0	0	0	432	14107
2013	0	0	0	0	0	0	0	323	14133	0	0	0	0	0	323	14430
2014	0	0	0	0	0	0	0	240	14373	0	0	0	0	0	240	14670
2015	0	0	0	0	0	0	0	171	14544	0	0	0	0	0	171	14840
2016	0	0	0	0	0	0	0	131	14675	0	0	0	0	0	131	14971
2017	0	0	0	0	0	0	0	81	14755	0	0	0	0	0	81	15052
2018	0	0	0	0	0	0	0	37	14793	0	0	0	0	0	37	15089
2019	0	0	0	0	0	0	0	8	14801	0	0	0	0	0	8	15097
2020	0	0	0	0	0	0	0	1	14802	0	0	0	0	0	1	15098
Totl	0	6799	680	86	0	0	7564	14802		297	0	0	0	0	15098	

Net Present Value M$	8.0%	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%
Net Revenue	10208	9388	8658	7705	6891	6412	5392
Cash Flow	10446	9614	8874	7907	7080	6594	5558

Table: D-2E

Probable

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Jul 01, 2002

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	2619.8	834	6356	0.0	0.0	53.4	0.0	53.4	0.0
Co Int	1990.1	686	5300	0.0	0.0	38.4	0.0	38.4	0.0
Co Net	1658.8	561	4287	0.0	0.0	27.8	0.0	27.8	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	5069	44489	424	0	0	44913
8.0	4701	23024	293	0	0	23317
10.0	4617	20261	271	0	0	20531
12.0	4537	18001	251	0	0	18253
15.0	4422	15300	226	0	0	15527
18.0	4314	13195	205	0	0	13401
20.0	4244	12035	193	0	0	12228
25.0	4081	9745	167	0	0	9913

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jun 30, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	47	52	315	46	0	80	5	16	0	469	0	-207
2003	282	938	3449	1910	42	656	717	827	0	4600	3	-1397
2004	525	1739	5332	2922	218	1151	881	1437	0	0	114	5117
2005	478	1540	4788	2425	152	917	774	1365	0	0	72	4381
2006	423	1443	4316	2327	109	778	745	1285	0	0	51	3994
2007	380	1214	3944	1997	80	715	643	1192	0	0	38	3510
2008	347	992	3656	1662	60	632	541	1112	0	0	30	3122
2009	308	678	3294	1157	27	551	390	914	0	0	20	2642
2010	290	521	3152	900	26	511	313	905	0	0	18	2367
2011	275	501	3039	883	25	460	295	941	0	0	16	2267
2012	253	525	2850	943	27	413	295	1030	0	0	13	2095
2013	232	495	2661	906	28	354	277	1065	0	0	11	1910
2014	217	452	2525	839	25	296	260	1103	0	0	10	1741
2015	192	380	2263	716	21	240	237	1003	0	0	8	1528
2016	169	294	2020	562	17	194	192	863	0	0	6	1355
2017	148	238	1800	464	14	155	159	732	0	0	5	1236
2018	135	210	1669	416	12	122	141	698	0	0	4	1141
2019	123	187	1561	377	12	101	132	665	0	0	3	1054
2020	108	181	1399	373	8	79	127	648	0	0	2	929
2021	95	206	1255	432	5	62	129	671	0	0	0	831
Subt			55288	22257	908	8466	7252	18473	0	5069	424	39618
28 Yr			6344	9366	43	277	1721	8460	0	0	0	5295
Totl			61632	31624	952	8743	8974	26933	0	5069	424	44913
Discounted @10.0%			29656	13427	582	4997	4318	9473	0	4617	271	20531
Cash @12.0%			26634	12161	540	4581	3930	8285	0	4537	251	18253
Streams @15.0%			23039	10676	487	4064	3466	6949	0	4422	226	15527

Probable Reserves and Values are Unrisked

Table: D-2E

Probable

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Jul 01, 2002

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jun 30, 2002)

Year	Oil Wells	Oil Daily	Oil Gross	Oil Co Int	Oil Co Net	Oil Price	Solution Pipeline Gas Gross	Solution Pipeline Gas Co Int	Solution Pipeline Gas Co Net	Solution Pipeline Gas Price	Non-Assoc / Assoc Pipeline Gas Wells	Non-Assoc / Assoc Pipeline Gas Daily	Non-Assoc / Assoc Pipeline Gas Gross	Non-Assoc / Assoc Pipeline Gas Co Int	Non-Assoc / Assoc Pipeline Gas Co Net	Non-Assoc / Assoc Pipeline Gas Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	2.0	74	11.3	8.6	6.4	36.74	6	5	5	4.57	0.0	32	5	4	4	5.24
2003	26.0	362	132.0	102.9	80.0	33.51	81	70	59	5.75	2.0	789	288	272	218	5.54
2004	28.0	651	237.6	191.6	152.6	27.84	108	91	74	4.74	4.0	1873	684	543	416	4.58
2005	31.0	605	220.7	174.4	139.7	27.47	92	77	62	4.41	4.0	1630	595	485	378	4.30
2006	30.0	539	196.9	154.5	123.9	27.96	76	62	50	4.46	14.0	1526	557	465	361	4.41
2007	29.0	489	178.6	138.8	110.8	28.43	64	51	42	4.53	14.0	1279	467	392	307	4.51
2008	30.0	449	164.0	126.7	101.9	28.88	52	41	33	4.59	14.0	1048	382	321	254	4.59
2009	29.0	406	148.2	112.4	91.1	29.35	39	29	24	4.63	14.0	701	256	218	175	4.69
2010	30.0	386	140.7	106.0	86.4	29.79	35	26	21	4.70	3.0	538	196	165	136	4.75
2011	31.0	367	134.1	100.3	83.1	30.34	32	23	19	4.79	4.0	525	192	160	132	4.84
2012	34.0	342	124.9	92.3	77.0	30.93	39	31	25	4.88	9.0	525	192	160	133	4.94
2013	35.0	316	115.2	84.7	71.6	31.46	39	32	25	4.96	12.0	500	183	149	124	5.04
2014	34.0	295	107.8	79.1	67.9	31.95	34	27	22	5.03	15.0	477	174	137	115	5.12
2015	34.0	264	96.2	70.0	60.5	32.37	26	21	16	5.09	16.0	439	160	118	99	5.20
2016	32.0	232	84.6	61.6	53.9	32.84	18	15	12	5.14	12.0	359	131	92	77	5.29
2017	29.0	203	74.2	54.1	48.0	33.31	11	10	8	5.18	11.0	306	112	77	64	5.39
2018	29.0	186	67.8	49.2	44.3	33.98	11	10	8	5.28	9.0	262	96	67	56	5.47
2019	30.0	171	62.3	45.0	40.7	34.72	11	10	8	5.41	7.0	220	80	58	49	5.57
2020	29.0	152	55.5	39.6	35.9	35.38	9	8	7	5.54	13.0	203	74	58	49	5.69
2021	28.0	138	50.4	34.8	31.7	36.07	7	7	6	5.67	18.0	234	85	68	58	5.77
Subt			2403.0	1826.7	1507.5		790	646	529				4910	4011	3204	
28 Yr			216.7	163.4	151.3		44	41	32				1447	1289	1083	
Totl			2619.8	1990.1	1658.8		834	686	561				6356	5301	4287	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jun 30, 2002)

Year	Butane Gross	Butane CoInt	Butane CoNet	Butane Price
	Mbbl	Mbbl	Mbbl	$/bbl
2002	0.0	0.0	0.0	22.56
2003	2.0	1.8	1.4	23.00
2004	14.6	9.6	6.9	22.42
2005	10.0	6.7	4.8	22.00
2006	6.9	4.7	3.4	22.16
2007	4.9	3.4	2.4	22.27
2008	3.5	2.4	1.8	22.40
2009	1.4	1.0	0.7	21.64
2010	1.2	0.9	0.7	21.76
2011	1.1	0.8	0.6	21.99
2012	1.2	1.0	0.7	22.36
2013	1.1	1.0	0.7	22.65
2014	1.0	0.8	0.6	23.17
2015	0.7	0.6	0.4	23.94
2016	0.5	0.5	0.3	24.19
2017	0.4	0.3	0.2	24.41
2018	0.3	0.3	0.2	24.58
2019	0.4	0.3	0.2	24.13
2020	0.3	0.3	0.2	23.77
2021	0.2	0.2	0.1	23.29
Subt	51.7	36.7	26.6	
28 Yr	1.7	1.7	1.2	
Totl	53.4	38.4	27.8	

Probable Reserves and Values are Unrisked

Table: D-2E

Probable

BEST PACIFIC RESOURCES LTD.
Base - Esc
Prodn Start Jul 01, 2002

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jun 30, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	315	46	0	0	0	0	78	0	5	0	0	1	16	0	0	261
2003	3449	1910	41	0	1	0	413	0	732	0	15	244	827	0	0	3200
2004	5332	2922	215	0	4	0	917	0	902	0	33	246	1437	0	0	5003
2005	4788	2425	148	0	4	0	734	0	795	0	28	190	1365	0	0	4309
2006	4316	2327	104	0	4	0	629	0	767	0	27	154	1285	0	0	3943
2007	3944	1997	75	0	5	0	591	0	662	0	22	127	1192	0	0	3472
2008	3656	1662	55	0	5	0	525	0	556	0	18	109	1112	0	0	3092
2009	3294	1157	22	0	5	0	458	0	400	0	11	94	914	0	0	2622
2010	3152	900	20	0	6	0	427	0	319	0	8	86	905	0	0	2349
2011	3039	883	18	0	6	0	379	0	301	0	8	83	941	0	0	2251
2012	2850	943	22	0	6	0	340	0	301	0	8	75	1030	0	0	2082
2013	2661	906	22	0	6	0	291	0	283	0	8	65	1065	0	0	1899
2014	2525	839	19	0	6	0	241	0	265	0	7	56	1103	0	0	1731
2015	2263	716	14	0	7	0	194	0	241	0	6	48	1003	0	0	1520
2016	2020	562	11	0	6	0	154	0	196	0	5	41	863	0	0	1349
2017	1800	464	8	0	5	0	121	0	162	0	4	34	732	0	0	1231
2018	1669	416	8	0	5	0	94	0	144	0	3	29	698	0	0	1137
2019	1561	377	8	0	4	0	79	0	134	0	3	23	665	0	0	1051
2020	1399	373	7	0	2	0	61	0	129	0	3	18	648	0	0	927
2021	1255	432	5	0	0	0	48	0	132	0	3	15	671	0	0	831
Subt	55288	22257	822	0	87	0	6776	0	7426	0	223	1739	18473	0	0	44262
28 Yr	6344	9366	43	0	0	0	192	0	1793	0	75	89	8460	0	0	5295
Totl	61632	31624	865	0	87	0	6968	0	9219	0	297	1827	26933	0	0	49558

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jun 30, 2002)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	469	0	0	0	0	469	-207	-207	0	0	0	0	0	-207	-207
2003	0	3876	725	0	0	0	4600	-1400	-1608	3	0	0	0	0	-1397	-1605
2004	0	0	0	0	0	0	0	5003	3396	114	0	0	0	0	5117	3513
2005	0	0	0	0	0	0	0	4309	7705	72	0	0	0	0	4381	7894
2006	0	0	0	0	0	0	0	3943	11648	51	0	0	0	0	3994	11888
2007	0	0	0	0	0	0	0	3472	15119	38	0	0	0	0	3510	15397
2008	0	0	0	0	0	0	0	3092	18211	30	0	0	0	0	3122	18519
2009	0	0	0	0	0	0	0	2622	20834	20	0	0	0	0	2642	21162
2010	0	0	0	0	0	0	0	2349	23183	18	0	0	0	0	2367	23529
2011	0	0	0	0	0	0	0	2251	25434	16	0	0	0	0	2267	25796
2012	0	0	0	0	0	0	0	2082	27516	13	0	0	0	0	2095	27891
2013	0	0	0	0	0	0	0	1899	29415	11	0	0	0	0	1910	29801
2014	0	0	0	0	0	0	0	1731	31146	10	0	0	0	0	1741	31542
2015	0	0	0	0	0	0	0	1520	32666	8	0	0	0	0	1528	33070
2016	0	0	0	0	0	0	0	1349	34015	6	0	0	0	0	1355	34425
2017	0	0	0	0	0	0	0	1231	35247	5	0	0	0	0	1236	35662
2018	0	0	0	0	0	0	0	1137	36384	4	0	0	0	0	1141	36803
2019	0	0	0	0	0	0	0	1051	37435	3	0	0	0	0	1054	37857
2020	0	0	0	0	0	0	0	927	38362	2	0	0	0	0	929	38786
2021	0	0	0	0	0	0	0	831	39194	0	0	0	0	0	831	39618
Subt	0	4344	725	0	0	0	5069	39194		424	0	0	0	0	39618	
28 Yr	0	0	0	0	0	0	0	5295		0	0	0	0	0	5295	
Totl	0	4344	725	0	0	0	5069	44489		424	0	0	0	0	44913	

Net Present Value M$	8.0%	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%
Net Revenue	23024	20261	18001	15300	13195	12035	9745
Cash Flow	23317	20531	18253	15527	13401	12228	9913

Probable Reserves and Values are Unrisked

Sproule

Appendix A — Definitions

The following definitions form the basis of our classification of reserves and values presented in this report.

1. **Proven Reserves** are those quantities of crude oil, natural gas, and natural gas by-products, which, upon analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under presently anticipated economic and operating conditions. There is relatively little risk with these reserves.

   Proven reserves are sub-divided into the following groups, depending on their status of development.

   a. **Proven Developed Reserves**
   These are proven reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. This group is further divided to include the following:

      i. **Proven Developed Producing Reserves**
      These are proven reserves that are presently being produced from completion intervals open for production in existing wells.

      ii. **Proven Developed Non-Producing Reserves**
      These are proven reserves that are currently not being produced but do exist in completed but not producing intervals in existing wells, behind casing in existing wells or at minor depths below the present bottom of existing wells. These proven reserves are expected to be produced through the existing wells in the predictable future. These reserves are classified as proven developed because the cost of making such reserves available for production is relatively small, compared to the cost of a new well.

   b. **Proven Undeveloped Reserves**
   These are proven reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where relatively major expenditures are required for completion of these wells or for the installation of processing and gathering facilities prior to the production of the reserves. Reserves on undrilled acreage are limited to those drilling units offsetting productive wells, where there is reasonable certainty of production.

2. **Probable Reserves** are those reserves that may be recoverable as a result of the beneficial effects that may be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism than that deemed proven at the present time, or that may reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions that contain proven reserves. The risk associated with these reserves generally ranges from 25 to 75 percent.

3. **Pipeline Gas Reserves** are gas reserves remaining after deducting surface losses due to process shrinkage and raw gas used as lease fuel.

4. **Remaining Recoverable Reserves** are the total remaining recoverable reserves associated with the acreage in which the Company has an interest.

5. **Company Gross Reserves** are the Company's working, lessor royalty, and overriding royalty interest share of the remaining reserves, before deduction of any royalties.

6. **Company Net Reserves** are the gross remaining reserves of the properties in which the Company has an interest, less all Crown, freehold, and overriding royalties and interests owned by others.

7. **Net Production Revenue** is income derived from the sale of net reserves of oil, pipeline gas, and gas by-products, less all capital and operating costs.

Appendix B — Prices (As of June 1, 2002)

Sproule's short term outlook for oil and gas prices adopts the NYMEX futures market for the forecast period ending March 31, 2004. The forecast used in this evaluation was derived as of **June 1, 2002** and reflects the arithmetic average of the futures market at the close of trading each day, for the month prior to the Termination of Trading date for a **June** contract. The oil price forecasts are based on the NYMEX Division light, sweet (low-sulphur) crude oil futures contract, which specifies the West Texas Intermediate crude as a deliverable, and the gas price forecasts are based on the NYMEX Division Henry Hub natural gas futures contract.

The NYMEX oil and gas futures prices are the foundation of Sproule's energy pricing models in the early years. This data is combined with Sproule's assumptions respecting long-term prices, inflation rates, and exchange rates, together with estimates of transportation costs and prices of competing fuels, to forecast wellhead and plantgate prices for Canadian oil, natural gas, and natural gas by-product production. The following paragraphs briefly describe some of the key considerations included in Sproule's long term outlook for oil and natural gas price forecasts.

Oil Prices

In the long term, the price of oil will be governed by supply and demand, and the degree that OPEC is able to limit supply will be a major determinant in establishing oil prices for the next ten years. The long-term oil price forecast, presented in Table P-1, was based on a supply forecast that falls in between a fully competitive market and a market controlled by an effective OPEC production quota system. Price stability that promotes a steady growth in demand is therefore in the best interest of the OPEC nations. Sproule's long-term forecast has been capped at $20.50 per barrel (2002 dollars) in recognition of the economic hurdle rate of alternative supplies. In the foreseeable future, OPEC must limit the real increase in oil prices in order to limit the development of alternative supplies.

Transmission costs, a significant item in forecasting Canadian wellhead prices, are expected to increase at rates that are generally less than the rate of inflation. The exchange rate ($U.S. per *$Canadian) reflects the current futures market currently in the range of* 0.63 *to* 0.64.

The oil price forecasts set out in Table P-1 are based on a forecast of prices for West Texas Intermediate crude at Cushing, Oklahoma. The price of this marker crude is expected to directly reflect world oil prices over the forecast period. The Edmonton par price is for a 40 to 45 degree API crude having less than 0.5 percent sulphur. The actual wellhead price of oil will vary with the quality of the crude and the cost of the transportation from the wellhead to the trading hub in Edmonton. This cost, which is referred to as the price differential, is based on the actual

difference between the revenue received at the wellhead and the Edmonton par price postings of major crude oil purchasers. In the absence of actual crude oil price statistics, the differential is based on the price of similar quality crude in the area.

Natural Gas Prices

The New York Mercantile Exchange (NYMEX) posted price for gas bought and sold at the Henry Hub in Louisiana has become a common index for Canadian natural gas producers with access to the American marketplace. In Alberta, the AECO price at Suffield is a reflection of the market price for natural gas sold locally, and the Sumas price on the British Columbia/ Washington border is critical to the BC producer.

Developing a balance between supply and demand for natural gas produced in Western Canada has proved a challenge to the Canadian producer, where drilling activity, which leads to gas well completions, must serve to replace declining gas well production and fill new or expanded pipeline systems. Over the past decade, the local Alberta, Saskatchewan and BC price of natural gas has often been suppressed, relative to the market opportunities in the United States, because local natural gas delivery exceeded the pipeline capacity leaving the provinces. Various new pipeline projects have provided sufficient market access to allow Western Canadian producers to double their production since 1986. With each new pipeline, the drilling activity expanded to ensure the pipeline was full and continued until a surplus in local productive capacity would once again depress the price of natural gas in the western provinces. An additional 1.1 Bcf per day of pipeline capacity was completed during the 1998/99 winter, creating additional demand for Canadian gas. This has strengthened the Canadian gas price, as there is a market perception that this time deliverability may not be available to meet the increased demand. This surge in the local market price surpasses Sproule's long-term outlook for natural gas that caps the average price at the Alberta plantgate at $Cdn 4.30 per MMBtu in real terms. Additional natural gas production is required to fill the 1 Bcf per day of new export capacity that was added in the winter of 1998/99 and the 1.2 Bcf per day of capacity in the Alliance pipeline that commenced deliveries November 2000. The requirement for incremental supply and the support of a high gas price will encourage the natural gas industry to focus on exploration activity rather than the development drilling which, in previous years, has served to increase the overall productive capacity from Western Canada. In the United States, Sproule maintains a long-term threshold of $3.10 U.S. per MMBtu, in real terms. Detailed price schedules are set out in Table P-2. The actual plantgate price will vary with the heat content of the natural gas and the cost of transportation from the plantgate to the trading hub. In the absence of actual natural gas price statistics, the differential is based on the price of natural gas in the area.

The evaluation of uncontracted shut-in gas reserves in Western Canada considers the proximity to existing infrastructure, and the production start date varies with the magnitude of the reserves and the development plans of the operator. To the extent the plant and gathering facilities of sufficient capacity are currently available, the production start date is deferred a year or two and the economics of plant development may curtail the production of the reserves to an average daily rate of 1.0 MMcfpd per 3.5 Bcf of reserves. For reserves in remote areas, or reserves that are considered of poor quality, the production start date is no earlier than 2004.

Natural Gas By-Products

Ethane, propane, butanes, and pentanes plus prices were forecast to continue their historic relationships with crude prices in major Eastern Canadian and U.S. market areas. Ethane prices are expected to increase from present levels at a rate that corresponds to the local Alberta spot price of gas. Sulphur prices are depressed, reflecting the current market, and are forecast to realize slight growth for the forecast period. The price forecasts for natural gas by-products are set out in Table P-1. The prices for these by-products were adjusted in this report to reflect the actual prices received at the plantgate.

Table P-1
Summary of Price Forecasts and Inflation and Exchange Rates ($Cdn)
Effective June 1, 2002

	Light Crude Oil			Heavy & Medium Oil			Western Canadian Natural Gas			Natural Gas Liquids and Sulphur at Plantgate						
Year	WTI Cushing Oklahoma[a] ($US/bbl)	Edmonton Par Price 40 API ($/bbl)	Alberta Royalty Par Price ($/bbl)	Hardisty Heavy 12 API ($/bbl)	Cromer Medium 29.3 API ($/bbl)	Hardisty Bow River 24.9 API ($/bbl)	Alberta[b] Plantgate Index ($/MMBtu)	British Columbia[b] Plantgate Index ($/MMBtu)	Sask.[b] Plantgate Index ($/MMBtu)	Ethane Plantgate ($/bbl)	Edmonton Propane ($/bbl)	Edmonton Butanes ($/bbl)	Edmonton Pentanes Plus ($/bbl)	Plantgate Sulphur ($/lt)	Inflation Rate (%/yr)	Exchange Rate ($US/$Cdn)
2002 (7 mo)	26.33	39.28	37.28	28.31	34.78	32.78	5.11	5.13	5.18	14.62	19.42	22.25	40.23	0.00	1.0	0.642
2003	24.39	36.83	34.80	26.29	32.83	30.83	5.51	5.53	5.58	15.75	19.42	21.96	37.72	5.08	1.5	0.632
2004	21.70	32.55	30.49	22.52	28.80	27.05	4.63	4.61	4.71	13.32	18.23	19.41	33.34	10.30	1.5	0.632
2005	21.44	32.18	30.09	22.24	28.43	26.68	4.30	4.28	4.38	12.43	18.03	19.19	32.96	15.69	1.5	0.632
2006	21.76	32.70	30.57	22.71	28.96	27.21	4.38	4.36	4.46	12.64	18.31	19.50	33.49	15.92	1.5	0.632
2007	22.08	33.19	31.04	23.17	29.43	27.68	4.45	4.44	4.54	12.86	18.59	19.79	34.00	16.16	1.5	0.632
2008	22.42	33.70	31.51	23.65	29.90	28.15	4.53	4.52	4.62	13.08	18.88	20.09	34.51	16.40	1.5	0.632
2009	22.75	34.21	31.99	24.12	30.38	28.63	4.61	4.60	4.70	13.30	19.16	20.40	35.04	16.65	1.5	0.632
2010	23.09	34.73	32.48	24.61	30.87	29.12	4.69	4.68	4.78	13.53	19.45	20.71	35.57	16.90	1.5	0.632
2011	23.44	35.26	32.97	25.10	31.37	29.62	4.77	4.76	4.86	13.76	19.75	21.02	36.11	17.15	1.5	0.632
2012	23.79	35.79	33.47	25.60	31.87	30.12	4.86	4.85	4.95	13.99	20.05	21.34	36.66	17.41	1.5	0.632
2013	24.15	36.34	33.98	26.11	32.39	30.64	4.94	4.93	5.03	14.23	20.35	21.67	37.21	17.67	1.5	0.632
Thereafter	Escalation rate of 1.5% per year.															

Note(s):
a. 40° API, 0.4% sulphur
b. Undeveloped gas must have a minimum $0.15 per MMBtu deduction.

Table P-2
Natural Gas Price Forecasts, Various Shippers ($Cdn/MMBtu)
Effective June 1, 2002

Year	Alberta Gas Reference Price Plantgate	Alberta 30 Day Spot AECO	Alberta[a] 30 Day Spot Plantgate	Aggregator Plantgate	Alliance Pipeline	Sask.[a] 30 Day Spot Plantgate	B.C.[a] 30 Day Spot Plantgate	B.C. Average Wellhead	Huntingdon/ Sumas 30 Day Spot	Henry Hub Price ($US/MMBtu)
2002 (7 mo)	5.03	5.28	5.11	4.91	4.98	5.18	5.13	4.58	5.53	3.80
2003	5.44	5.68	5.51	5.34	5.38	5.58	5.53	4.98	5.93	4.00
2004	4.57	4.81	4.63	4.48	4.51	4.71	4.61	4.06	5.01	3.45
2005	4.24	4.48	4.30	4.21	4.18	4.38	4.28	3.73	4.68	3.25
2006	4.33	4.56	4.38	4.31	4.26	4.46	4.36	3.81	4.76	3.29
2007	4.43	4.64	4.45	4.42	4.39	4.54	4.44	3.89	4.84	3.34
2008	4.53	4.72	4.53	4.53	4.53	4.62	4.52	3.97	4.92	3.39
2009	4.61	4.80	4.61	4.61	4.61	4.70	4.60	4.05	5.00	3.44
2010	4.69	4.88	4.69	4.69	4.69	4.78	4.68	4.13	5.08	3.50
2011	4.77	4.96	4.77	4.77	4.77	4.86	4.76	4.21	5.16	3.55
2012	4.86	5.05	4.86	4.86	4.86	4.95	4.85	4.30	5.25	3.60
2013	4.94	5.13	4.94	4.94	4.94	5.03	4.93	4.38	5.33	3.66
Thereafter	Escalation rate of 1.5% thereafter.									

Note(s):

a. Provincial Price Index, undeveloped gas must have a minimum $0.15 per MMBtu deduction.

Appendix C — Abbreviations

This appendix contains a list of abbreviations found in Sproule reports, as well as a table comparing Imperial and Metric units. Two conversion tables, used to prepare this report, are also provided.

AOF	absolute open flow
ARTC	Alberta Royalty Tax Credit
bopd	barrels of oil per day
bwpd	barrels of water per day
Cr	Crown
DCQ	daily contract quantity
DSU	drilling spacing unit
FH	Freehold
GCA	gas cost allowance
GOR	gas-oil ratio
GORR	gross overriding royalty
LPG	liquid petroleum gas
Mcfpd	thousands of cubic feet per day
MPR	maximum permissive rate
MRL	maximum rate limitation
NC	'new' Crown
NCI	net carried interest
NGL	natural gas liquids
NORR	net overriding royalty
NPI	net profits interest
OC	'old' Crown
ORRI	overriding royalty interest
P&NG	petroleum and natural gas
PSU	production spacing unit
PVT	pressure-volume-temperature
TCGSL	TransCanada Gas Services Limited
WI	working interest

Imperial Units			Metric Units	
M (10^3)	one thousand	**Prefixes**	k (10^3)	one thousand
MM (10^6)	million		M (10^5)	million
B (10^9)	one billion		T (10^{12})	one billion
T (10^{12})	one trillion		E (10^{18})	one trillion
			G (10^9)	one milliard
in.	inches	**Length**	cm	centimetres
ft	feet		m	metres
mi	mile		km	kilometres
ft^2	square feet	**Area**	m^2	square metres
ac	acres		ha	hectares
cf or ft^3	cubic feet	**Volume**	m^3	cubic metres
scf	standard cubic feet			
gal	gallons		L	litres
Mcf	thousand cubic feet			
Mcfpd	thousand cubic feet per day			
MMcf	million cubic feet			
MMcfpd	million cubic feet per day			
Bcf	billion cubic feet (10^9)			
bbl	barrels		m^3	cubic metre
Mbbl	thousand barrels			
stb	stock tank barrel		stm^3	stock tank cubic metres
bbl/d	barrels per day		m^3/d	cubic metre per day
bbl/mo	barrels per month			
Btu	British thermal units	**Energy**	J	joules
			MJ/m^3	megajoules per cubic metre (10^6)
			TJ/d	terajoule per day (10^{12})
oz	ounce	**Mass**	g	gram
lb	pounds		kg	kilograms
ton	ton		t	tonne
lt	long tons			
Mlt	thousand long tons			
psi	pounds per square inch	**Pressure**	Pa	pascals
			kPa	kilopascals (10^3)
psia	pounds per square inch absolute			
psig	pounds per square inch gauge			
°F	degrees Fahrenheit	**Temperature**	°C	degrees Celsius
°R	degrees Rankine		K	Kelvin
M$	thousand dollars	**Dollars**	k$	thousand dollars

Imperial Units			Metric Units	
sec	second	**Time**	s	second
min	minute		min	minute
hr	hour		h	hour
day	day		d	day
wk	week			week
mo	month			month
yr	year		a	annum

Conversion Factors — Metric to Imperial

cubic metres (m^3) (@ 15°C)	x 6.29010	= barrels (bbl) (@ 60°F), water
m^3 (@ 15°C)	x 6.3300	= bbl (@ 60°F), Ethane
m^3 (@ 15°C)	x 6.30001	= bbl (@ 60°F), Propane
m^3 (@ 15°C)	x 6.29683	= bbl (@ 60°F), Butanes
m^3 (@ 15°C)	x 6.29287	= bbl (@ 60°F), oil, Pentanes Plus
m^3 (@ 101.325 kPaa, 15°C)	x 0.0354937	= thousands of cubic feet (Mcf) (@ 14.65 psia, 60°F)
1,000 cubic metres (10^3m^3) (@ 101.325 kPaa, 15°C)	x 35.49373	= Mcf (@ 14.65 psia, 60°F)
hectares (ha)	x 2.4710541	= acres
1,000 *square metres* (10^3m^2)	x 0.2471054	= *acres*
10,000 cubic metres (ha·m)	x 8.107133	= acre feet (ac-ft)
$m^3/10^3m^3$ (@ 101.325 kPaa, 15° C)	x 0.0437809	= Mcf/Ac.ft. (@ 14.65 psia, 60°F)
joules (j)	x 0.000948213	= Btu
megajoules per cubic metre (MJ/m^3) (@ 101.325 kPaa, 15°C)	x 26.714952	= British thermal units per standard cubic foot (Btu/scf) (@ 14.65 psia, 60°F)
dollars per gigajoule ($/GJ)	x 1.054615	= $/Mcf (1,000 Btu gas)
metres (m)	x 3.28084	= feet (ft)
kilometres (km)	x 0.6213712	= miles (mi)
dollars per 1,000 cubic metres ($\$/10^3m^3$)	x 0.0288951	= dollars per thousand cubic feet ($/Mcf) (@ 15.025 psia) B.C.
($\$/10^3m^3$)	x 0.02817399	= $/Mcf (@ 14.65 psia) Alta.
dollars per cubic metre ($\$/m^3$)	x 0.158910	= dollars per barrel ($/bbl)
gas/oil ratio (GOR) (m^3/m^3)	x 5.640309	= GOR (scf/bbl)
kilowatts (kW)	x 1.341022	= horsepower
kilopascals (kPa)	x 0.145038	= psi
tonnes (t)	x 0.9842064	= long tons (LT)
kilograms (kg)	x 2.204624	= pounds (lb)
litres (L)	x 0.2199692	= gallons (Imperial)
litres (L)	x 0.264172	= gallons (U.S.)
cubic metres per million cubic metres ($m^3/10^6m^3$) (C_3)	x 0.177496	= barrels per million cubic feet (bbl/MMcf) (@ 14.65 psia)
$m^3/10^6m^3$ (C_4)	x 0.1774069	= bbl/MMcf (@ 14.65 psia)
$m^3/10^6m^3$ (C_{5+})	x 0.1772953	= bbl/MMcf (@ 14.65 psia)
tonnes per million cubic metres ($t/10^6m^3$) (sulphur)	x 0.0277290	= LT/MMcf (@ 14.65 psia)
millilitres per cubic meter (mL/m^3) (C_{5+})	x 0.0061974	= gallons (Imperial) per thousand cubic feet (gal (Imp)/Mcf)
(mL/m^3) (C_{5+})	x 0.0074428	= gallons (U.S.) per thousand cubic feet (gal (U.S.)/Mcf)
Kelvin (K)	x 1.8	= degrees Rankine (°R)
millipascal seconds (mPa·s)	x 1.0	= centipoise

Conversion Factors — Imperial to Metric

barrels (bbl) (@ 60°F)	x 0.15898	= cubic metres (m^3) (@ 15°C), water
bbl (@ 60°F)	x 0.15798	= m^3 (@ 15°C), Ethane
bbl (@ 60°F)	x 0.15873	= m^3 (@ 15°C), Propane
bbl (@ 60°F)	x 0.15881	= m^3 (@ 15°C), Butanes
bbl (@ 60°F)	x 0.15891	= m^3 (@ 15°C), oil, Pentanes Plus
thousands of cubic feet (Mcf) (@ 14.65 psia, 60°F)	x 28.17399	= m^3 (@ 101.325 kPaa, 15°C)
Mcf (@ 14.65 psia, 60°F)	x 0.02817399	= 1,000 cubic metres (10^3m^3) (@ 101.325 kPaa, 15°C)
acres	x 0.4046856	= hectares (ha)
acres	x 4.046856	= 1,000 square metres (10^3m^2)
acre feet (ac-ft)	x 0.123348	= 10,000 cubic metres (10^4m^3) (ha·m)
Mcf/ac-ft (@ 14.65 psia, 60°F)	x 22.841028	= $10^3m^3/m^3$ (@ 101.325 kPaa, 15°C)
Btu	x 1054.615	= joules (J)
British thermal units per standard cubic foot (Btu/Scf) (@ 14.65 psia, 60°F)	x 0.03743222	= megajoules per cubic metre (MJ/m^3) (@ 101.325 kPaa, 15°C)
$/Mcf (1,000 Btu gas)	x 0.9482133	= dollars per gigajoule ($/GJ)
$/Mcf (@ 14.65 psia, 60°F) Alta.	x 35.49373	= $\$/10^3m^3$ (@ 101.325 kPaa, 15°C)
$/Mcf (@ 15.025 psia, 60°F), B.C.	x 34.607860	= $\$/10^3m^3$ (@ 101.325 kPaa, 15°C)
feet (ft)	x 0.3048	= metres (m)
miles (mi)	x 1.609344	= kilometres (km)
$/bbl	x 6.29287	= $\$/m^3$ (average for 30°-50° API)
GOR (scf/bbl)	x 0.177295	= gas/oil ratio (GOR) (m^3/m^3)
horsepower	x 0.7456999	= kilowatts (kW)
psi	x 6.894757	= kilopascals (kPa)
long tons (LT)	x 1.016047	= tonnes (t)
pounds (lb)	x 0.453592	= kilograms (kg)
gallons (Imperial)	x 4.54609	= litres (L) (.001 m^3)
gallons (U.S.)	x 3.785412	= litres (L) (.001 m^3)
barrels per million cubic feet (bbl/MMcf) (@ 14.65 psia) (C_3)	x 5.6339198	= cubic metres per million cubic metres ($m^3/10^6m^3$)
bbl/MMcf (C_4)	x 5.6367593	= ($m^3/10^6m^3$)
bbl/MMcf (C_{5+})	x 5.6403087	= ($m^3/10^6m^3$)
LT/MMcf (sulphur)	x 36.063298	= tonnes per million cubic metres ($t/10^6m^3$)
gallons (Imperial) per thousand cubic feet (gal (Imp)/Mcf) (C_{5+})	x 161.3577	= millilitres per cubic meter (mL/m^3)
gallons (U.S.) per thousand cubic feet (gal (U.S.)/Mcf) (C_{5+})	x 134.3584	= (mL/m^3)
degrees Rankine (°R)	x 0.555556	= Kelvin (K)
centipoises	x 1.0	= millipascal seconds (mPa·s)

Appendix D — General Evaluation Parameters

Royalties and Mineral Taxes

The lessor and overriding royalties were based on existing agreements and government regulations. The Crown royalty rates and the Freehold Mineral Taxes were based upon existing provincial regulations.

Alberta Royalty Tax Credit

Under the Alberta Petroleum Exploration Plan, an Alberta Royalty Tax Credit (ARTC) is available to Alberta oil and gas producers. The annual projections of cash flow include the Alberta Royalty Tax Credit (ARTC). The current program provides a credit that varies between 75 percent and 25 percent of royalties, depending on a blended gas and oil price. Sproule assumes that the ARTC will continue at existing rates under the existing guidelines described below. The maximum credit is equal to $2.0 million times the ARTC rate.

The ARTC will be set quarterly, based on the Royalty Tax Credit Reference Price (RTCRP) for the previous quarter. The RTCRP will be set by the Department of Energy and will be based on:

(a) the West Texas Intermediate oil prices (Cushing, Oklahoma), converted back to average Alberta wellhead prices;

(b) the Edmonton refinery prices, adjusted back to the average wellhead prices; and

(c) the Alberta Petroleum Marketing wellhead prices.

The formulae used to calculate the rate are:

Royalty Tax Credit Reference Price (RTCRP) ($CDN/m^3)	ARTC Rate (%)
less than 100	75
100 to 140	$75 - \frac{2\,(RTCRP - 100)}{40}$
140 to 210	$73 - \frac{48\,(RTCRP - 140)}{70}$
more than 210	25

where:	RTCRP	=	(Oil%) * APP + [(Gas%) * GPP * GOC]
where:	Oil%	=	the three-year moving average of the percentage of Alberta conventional oil and gas royalties contributed by conventional oil.
	APP	=	weighted average Alberta par price per m^3 for oil for the previous quarter. The price is determined by weighting the heavy and non-heavy par prices by their respective contribution to gross royalties.
	Gas%	=	the three-year moving average of the percentage of Alberta conventional oil and gas royalties contributed by natural gas.
	GPP	=	the gas par price in $/GJ for the latest available three months.
	GOC	=	gas to oil conversion ratio, which is set at 79.64 GJ to 1 m^3.

Operating and Capital Costs

Operating and capital costs were based on current costs and escalated to the dates when these costs would be incurred. The operating costs and capital costs were escalated based upon the schedule of escalation factors included in Appendix B, Table P-1. Where applicable, a fee for dehydration, gathering, compression and processing was applied against royalty gas and credited to the Company.

By-Product Reserves

The Company's proven and probable by-product reserves are associated with a number of the properties evaluated in this report. The natural gas liquids reserves and production forecasts were based on the recovery rates determined from revenue statements (barrels per MMcf of pipeline gas) and the pipeline gas reserves and production forecasts.

The value of these by-product reserves is included in the evaluation of the associated pipeline gas reserves using current estimated prices. Future prices were estimated based on the forecasts presented in Appendix B.

Gas Cost Allowance

The Company has GCA capital pools for the various owned facilities in the field. These pools can be used to reduce Alberta Crown royalty payable on gas and by-products. These pools have been written down based on the remaining useful life of each gas cost allowance facility

and incremental capital has been added to the schedule, and then a corporate average Crown rate has been applied to determine an annual reduction in Crown payable, adjusted appropriately for custom processing.

Probable Reserves and Application of Risk

The probable reserves presented in this report include reserves related to certain 2002 drilling locations, improved production performance, and reserves associated with untested, behind pipe zones and were evaluated in the same manner as the proven reserves, incorporating adjustments for timing of production and capital expenditures. At the request of the Company, the reserves and values have not been reduced to account for the risks associated with proving up these probable reserves.

Well Abandonment

The capital required to abandon the wells to which reserves were assigned were not included in this report, at the request of the Company. No attempt was made to estimate the values realized from salvage of equipment and facilities that the Company has an interest in.

Net Present Values

The estimates of the P&NG reserves and their respective net present values are summarized by property and by reserves category in the Discussion section of this report. The Alberta Royalty Tax Credit is at the Corporate level only for all reserves categories.

Detailed forecasts of production and net revenue for the total proven plus probable, total proven, total proven developed producing, total proven developed non-producing, total proven undeveloped, and total probable oil and gas reserves for the Company are presented in Tables in the Summary and Discussion sections.

47

03 JUL 18 AM 7:21

EVALUATION OF CERTAIN OF THE P&NG RESERVES

OF

ADVANTAGE ENERGY INCOME FUND

(As of January 1, 2002)

VOLUME 1 — Summary

Copies:	Advantage Energy Income Fund (6) Sproule Associates Limited (1)
Project No.:	2994.14240
Prepared For:	Advantage Energy Income Fund
Authors:	G. Fukushima, P.Eng., Project Leader H.J. Visscher, P.Geol.
Exclusivity:	This report has been prepared for the exclusive use of Advantage Energy Income Fund, and shall not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule Associates Limited, and without the complete contents of the report.

Table of Contents

VOLUME 1

Introduction

Summary

Discussion

Constant Price Case

Appendices

Introduction

This report was prepared by Sproule Associates Limited ("Sproule") at the request of Mr. Pat Cairns, Senior Vice-President, Advantage Energy Income Fund. Advantage Energy Income Fund is hereinafter referred to as "the Company." The effective date of this report is January 1, 2002, and it consists of an evaluation of certain of the P&NG reserves of the Company's interests in Alberta, British Columbia, and Saskatchewan, Canada. Sproule Associates Limited has evaluated major properties which account for approximately 80 percent of the Company's properties based on the proven plus probable net present values, discounted at 10 percent. The Company has evaluated the remaining 20 percent of the properties and Sproule has accepted their evaluation as presented. This report was prepared in October 2001 to March 2002 for the purpose of evaluating the Company's P&NG reserves.

This report is divided into six volumes. Volume 1 presents the Introduction, Summary, Discussion, and Appendix. The Introduction includes Sproule's disclaimer and pertinent author certificates, the Summary includes high-level summaries of the evaluation, and the Discussion includes general commentaries pertaining to the evaluation of the P&NG reserves. Reserves definitions; product price forecasts; abbreviations, units and conversion factors; and general evaluation parameters are included in Appendices A, B, C, and D, respectively. Volumes 2 to 6 present detailed descriptions and evaluations for the individual major properties (areas), on a property-by-property basis, including the following.

- Summary of the property evaluation;
- Discussion pertaining to the individual property evaluation;
- Table 1 - Reservoir Data;
- Table 2 - Summary of the estimates of proven and probable oil and pipeline gas reserves and net present values;
- Table 3 - Forecasts of proven and probable oil and pipeline gas production, revenue, and net present values, before income taxes;
- Land plats;
- Net pay maps, where applicable;
- Production history plots for producing wells;
- Material balance plots, where applicable.

Disclaimer

This report has been prepared by Sproule Associates Limited using state-of-the-art geological and engineering knowledge and techniques. It has been prepared within the Code of Ethics of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Nevertheless, the reserves and values presented in this report could be affected by the data received, and the procedures used, by Sproule Associates Limited, as qualified below.

Historical Data and Field Operations

1. All historical production data and product prices that were obtained from the Company or from public sources were accepted as represented, without any further investigation by Sproule Associates Limited.

2. In the preparation of this evaluation, a field inspection of the properties was not performed. The relevant engineering data were made available by the Company or obtained from public sources and the non-confidential files at Sproule Associates Limited. No additional information regarding the reserves evaluation would have been obtained by an on-site visit.

Interests and Burdens

1. Property descriptions, details of interests held, and well data, as supplied by the Company, were accepted as represented. No investigation was made into either the legal titles held or any operating agreements in place relating to the subject properties.

2. Lessor and overriding royalties and other burdens were obtained from the Company. No further investigation was undertaken by Sproule Associates Limited.

Evaluation Procedures

1. The Company provided Sproule with recent revenue statements upon which to determine certain economic parameters. The economic parameters used in this report were one of the following.

    a. Those obtained from the recent operating and revenue statements;

b. Those obtained verbally from the Company during discussions with Company personnel;
c. Those based on recent Unit operating and capital budgets.

2. The forecasts of product prices used in this evaluation were based on Sproule's January 1, 2002 price forecasts.

3. The probable reserves were evaluated in the same manner as the proven reserves; however, the probable reserves and values were reduced by 50 percent to account for risk.

4. Salvage values for facilities, well abandonment, and lease clean-up costs have not been included in the evaluation, at the request of the Company.

Evaluation Results

1. The accuracy of reserves estimates and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgement. Given the data provided at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that reservoir performance subsequent to the date of the estimates may necessitate revision.

2. The net present values of the reserves presented in this report simply represent discounted future cash flow values at several discount rates. Though net present values form an integral part of fair market value estimations, without consideration for other economic criteria, they are not to be construed as Sproule's opinion of fair market value.

3. Due to rounding, certain totals may not be consistent from one presentation to the next.

4. The minor properties were evaluated by the Company and have not been checked by Sproule to determine their accuracy. These minor properties account for 20 percent of the proven plus probable net present value of the Company, discounted at 10 percent.

Exclusivity

This report has been prepared for the exclusive use of Advantage Energy Income Fund, and shall not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule Associates Limited, and without the complete contents of the report.

Certification

Report Preparation

The report entitled "Evaluation of Certain of the P&NG Reserves of Advantage Energy Income Fund (As of January 1, 2002)," was prepared by the following Sproule personnel:

Signed by George F. Fukushima

George F. Fukushima, P.Eng.
Project Leader and Associate

Signed by Phil Kandel

Philip S. Kandel, P.Eng., P.E.
Associate

Signed by R. Saedi

Reza M. Saedi, P.Eng.
Senior Petroleum Engineer

Signed by Herb Visscher

Herb J. Visscher, P.Geol.
Associate

Sproule Executive Endorsement

This report has been reviewed and endorsed by the following Executive of Sproule:

Signed by Ken Crowther

Ken H. Crowther, P.Eng.
President

Permit to Practice

Sproule Associates Limited is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and hereby attests to its qualifications by signing this permit to practice stamp.

PERMIT TO PRACTICE
Sproule Associates Limited

Signed by K. H. Crowther
Signature

April 3, 2002
Date

PERMIT NUMBER: P417
The Association of Professional Engineers,
Geologists and Geophysicists of Alberta

Certificate

George F. Fukushima, B.Sc., P.Eng.

I, George F. Fukushima, Associate at Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.Sc. Petroleum Engineering (1982) University of Alberta, Edmonton AB, Canada

2. I am a registered professional:
   a. Professional Engineer (P.Eng.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)

4. My contribution to the report entitled "Evaluation of Certain of the P&NG Reserves of Advantage Energy Income Fund (As of January 1, 2002)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Advantage Energy Income Fund.

Signed by George Fukushima

George F. Fukushima, P.Eng.

Certificate

Philip S. Kandel, B.A.Sc., P.Eng., P.E.

I, Philip S. Kandel, Associate at Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.A.Sc. Geological Engineering (1976) University of Toronto, Toronto ON, Canada

2. I am a registered professional:
   a. Professional Engineer (P.Eng.) Province of Alberta, Canada
   b. Professional Engineer (P.E.) State of Colorado, USA
   c. Professional Engineer (P.E.) State of Texas, USA

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Colorado State Board of Registration for Professional Engineers and Professional Land Surveyors
   c. Texas Board of Professional Engineers
   d. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
   e. Society of Petroleum Engineers (SPE)
   f. Society of Petroleum Evaluation Engineers (SPEE)

4. My contribution to the report entitled "Evaluation of Certain of the P&NG Reserves of Advantage Energy Income Fund (As of January 1, 2002)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Advantage Energy Income Fund.

Signed by Phil Kandel

Philip S. Kandel, P.Eng., P.E.

Certificate

Reza M. Saedi, B.Sc., P.Eng.

I, Reza M. Saedi, Senior Petroleum Engineer at Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.Sc. Chemical Engineering (1974) University of Calgary, Calgary AB, Canada

2. I am a registered professional:
   a. Professional Engineer (P.Eng.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA)
   b. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)

4. My contribution to the report entitled "Evaluation of Certain of the P&NG Reserves of Advantage Energy Income Fund (As of January 1, 2002)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Advantage Energy Income Fund.

Signed by R. Saedi

Reza M. Saedi, P.Eng.

Certificate

Herb J. Visscher, B.Sc., P.Geol.

I, Herb J. Visscher, Associate at Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.Sc. Geology (1973) University of Alberta, Edmonton AB, Canada

2. I am a registered professional:
   a. Professional Geologist (P.Geol.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Canadian Society of Petroleum Geologists (CSPG)
   c. American Association of Petroleum Geologists (AAPG)
   d. Canadian Well Logging Society (CWLS)

4. My contribution to the report entitled "Evaluation of Certain of the P&NG Reserves of Advantage Energy Income Fund (As of January 1, 2002)" is based on my geological knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Advantage Energy Income Fund.

Signed by Herb J. Visscher

Herb J. Visscher, P.Geol.

Certificate

Ken H. Crowther, B.S., P.Eng.

I, Ken H. Crowther, President and Director of Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.S. (Honours) Petroleum Engineering (1972) University of Wyoming, Laramie WY, USA

2. I am a registered professional:
   a. Professional Engineer (P.Eng.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
   c. Society of Petroleum Engineers (SPE)
   d. Society of Petroleum Evaluation Engineers (SPEE)
   e. Junior's Breakfast Forum

4. My contribution to the report entitled "Evaluation of Certain of the P&NG Reserves of Advantage Energy Income Fund (As of January 1, 2002)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Advantage Energy Income Fund.

Signed by K. H. Crowther

Ken H. Crowther, P.Eng.

Summary

Table S-1 summarizes our evaluation, before income taxes, of certain of the P&NG reserves of Advantage Energy Income Fund, as of January 1, 2002.

The reserves definitions and ownership classification used in this evaluation are the standards used by Sproule Associates Limited. The oil reserves are presented in thousands of barrels, at stock tank conditions. The pipeline gas reserves are presented in millions of cubic feet, at base conditions of 14.65 psia and 60 degrees Fahrenheit. The natural gas liquids reserves are presented in thousands of barrels, at base conditions of 60 degrees Fahrenheit and equilibrium pressure. Sulphur reserves are presented in thousands of long tons.

The net present values of the reserves are presented (on a before income tax basis) in Canadian dollars and are based on annual projections of net revenue, which were discounted at various rates using the mid-period discounting method. It is important to note that the probable reserves and values have been reduced by 50 percent for risk.

The price forecasts that formed the basis for the revenue projections in the evaluation were based on Sproule's January 1, 2002 pricing model. Table S-2 presents a summary of selected forecasts.

Summary forecasts of production and net revenue for the total proven plus probable, total proven, total proven developed producing, total proven developed non-producing, total proven undeveloped and total probable reserves are presented in Tables S-3 through S-3E, respectively. The ARTC is included for all reserves categories, and is presented separately in Tables S-3F to S-3I for the proven developed producing, proven developed non-producing, proven undeveloped, and probable categories, respectively.

Following Table S-3E are Figures S-1 through S-5, which are various graphs generated from the results of this evaluation.

Table: S-1

Advantage Energy Income Fund
Summary of the Evaluation of the Company's P&NG Reserves
(As of January 1, 2002)

	Remaining Reserves			Net Present Values Before Income Taxes (M$)			
		Company					
	Gross	Gross	Net	At 0%	At 10.0%	At 12.0%	At 15.0%
Oil (Mbbl)							
Proven Developed Producing	111,960.3	6,417.3	5,850.0	104,918	45,175	41,582	37,416
Proven Undeveloped	35,880.6	1,709.0	1,546.1	20,195	7,502	6,592	5,506
Total Proven	**147,840.9**	**8,126.2**	**7,396.1**	**125,113**	**52,677**	**48,174**	**42,922**
Probable	6,321.5	2,806.4	2,573.0	53,990	9,860	8,310	6,628
Total	**154,162.4**	**10,932.6**	**9,969.1**	**179,103**	**62,537**	**56,484**	**49,550**
Solution Gas (MMcf) (Values included with oil)							
Proven Developed Producing	59,140	3,901	2,960				
Proven Undeveloped	21,977	769	537				
Total Proven	**81,117**	**4,670**	**3,497**				
Probable	3,577	945	673				
Total	**84,694**	**5,615**	**4,169**				
Pipeline Gas (MMcf)							
Proven Developed Producing	311,110	39,061	32,497	100,475	67,478	63,585	58,647
Proven Developed Non-Producing	60,871	5,549	4,461	14,258	9,930	9,392	8,697
Proven Undeveloped	7,675	4,642	3,585	13,223	8,164	7,539	6,743
Total Proven	**379,656**	**49,252**	**40,543**	**127,956**	**85,571**	**80,516**	**74,087**
Probable	17,052	6,401	5,562	16,901	8,364	7,531	6,529
Total	**396,708**	**55,653**	**46,105**	**144,857**	**93,935**	**88,046**	**80,616**
Natural Gas Liquids (Mbbl) (Values included with oil and gas)							
Proven Developed Producing	13,873.8	830.0	625.0				
Proven Developed Non-Producing	2,027.5	50.9	33.5				
Proven Undeveloped	2,200.9	142.2	106.6				
Total Proven	**18,102.1**	**1,023.1**	**765.0**				
Probable	520.6	100.3	74.0				
Total	**18,622.7**	**1,123.4**	**839.1**				
Sulphur (Mlt) (Values included with gas)							
Proven Developed Non-Producing	6.1	6.1	6.1				
Total Proven	**6.1**	**3.0**	**2.3**				
Total	6.1	3.0	2.3				
Corporate							
Proven Developed Producing				2,548	1,846	1,755	1,636
Proven Developed Non-Producing				636	385	353	313
Proven Undeveloped				384	195	175	149
Total Proven				**3,568**	**2,427**	**2,283**	**2,097**
Probable				644	206	177	143
Total				**4,212**	**2,633**	**2,460**	**2,240**

Probable Reserves and Values Are Risked
Corporate contains: ARTC

Table: S-1

Advantage Energy Income Fund
Summary of the Evaluation of the Company's P&NG Reserves
(As of January 1, 2002)

	Remaining Reserves			Net Present Values Before Income Taxes (M$)			
		Company					
	Gross	Gross	Net	At 0%	At 10.0%	At 12.0%	At 15.0%
GRAND TOTAL							
Proven Developed Producing				207,941	114,499	106,922	97,699
Proven Developed Non-Producing				14,894	10,315	9,745	9,010
Proven Undeveloped				33,802	15,862	14,305	12,398
Total Proven				**256,638**	**140,676**	**130,973**	**119,107**
Probable				71,535	18,430	16,017	13,300
Total				**328,173**	**159,105**	**146,990**	**132,406**

Table S-2
Summary of Selected Price Forecasts
(Effective January 1, 2002)

Year	WTI Cushing[a] Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Alberta Plantgate Index ($Cdn/MMBtu)	Henry Hub ($US/MMBtu)
2002	19.90	29.86	3.63	2.89
2003	20.64	30.96	4.18	3.24
2004	21.12	31.67	4.19	3.25
2005	21.44	32.15	4.18	3.25
2006	21.76	32.65	4.25	3.29
2007	22.08	33.14	4.32	3.34
2008	22.42	33.65	4.40	3.39
2009	22.75	34.16	4.48	3.44
2010	23.09	34.68	4.57	3.50
2011	23.44	35.20	4.65	3.55
2012	23.79	35.74	4.73	3.60
2013	24.15	36.28	4.82	3.66

Note:
a. 40 degrees API, 0.4% sulphur

Table: S-3

Proven + Probable

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Jan 01, 2002
INCLUDES ARTC
SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	154162.4	84694	396708	0.0	7645.1	6898.7	4078.9	18622.7	6.1
Co Int	10932.6	5615	55653	0.0	189.3	640.7	293.4	1123.4	3.0
Co Net	9969.1	4169	46105	0.0	152.4	478.4	208.2	839.1	2.3

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	15969	323961	4212	0	0	328173
10.0	13754	156472	2633	0	0	159105
12.0	13396	144530	2460	0	0	146990
15.0	12901	130166	2240	0	0	132406
18.0	12449	118759	2058	0	0	120817
20.0	12169	112347	1953	0	0	114300
25.0	11534	99305	1734	0	0	101039
30.0	10978	89288	1562	0	0	90850

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	2601	27730	21194	34413	2825	7972	2469	13124	0	7962	500	27404
2003	2656	24331	22992	35681	2699	8381	2752	13307	0	2072	500	35359
2004	2288	19347	20761	28579	2352	6697	2219	12473	0	2855	500	27947
2005	2150	15606	19545	23178	2092	5293	2018	12069	0	2846	500	23089
2006	1791	12583	16654	19129	1824	4238	1659	10758	0	55	433	21329
2007	1534	9862	14576	15269	1555	3411	1279	9467	0	0	317	17561
2008	1290	8290	12609	13148	1404	2860	1070	8675	0	0	242	14799
2009	1065	6856	10799	11093	1270	2418	859	7735	0	0	187	12336
2010	899	5749	9400	9478	1142	2077	683	7023	0	0	148	10385
2011	761	4891	8250	8208	1051	1823	572	6340	0	149	124	8749
2012	642	4239	7217	7255	968	1638	458	5611	0	0	112	7845
2013	575	3679	6658	6378	922	1417	413	5322	0	15	88	6880
2014	470	3241	5723	5694	855	1239	333	4406	0	0	67	6362
2015	425	2764	5277	4930	783	1088	272	4033	0	15	54	5637
2016	401	2387	5070	4305	725	939	238	3760	0	0	46	5209
2017	379	2086	4868	3821	651	843	208	3635	0	0	40	4695
2018	364	1805	4749	3360	600	756	187	3528	0	0	35	4273
2019	350	1495	4640	2832	552	676	165	3313	0	0	30	3900
2020	338	1334	4556	2563	521	622	155	3286	0	0	27	3604
2021	325	1165	4459	2276	477	569	141	3209	0	0	24	3318
Subt			209998	241592	25269	54957	18152	141071	0	15969	3974	250683
60 Yr			178583	20905	7331	11605	1162	116800	0	0	238	77490
Totl			388581	262497	32600	66563	19314	257871	0	15969	4212	328173
Discounted	@10.0%		129180	157839	15064	36313	12118	83426	0	13754	2633	159105
Cash	@12.0%		117439	147349	13782	33869	11336	75438	0	13396	2460	146990
Streams	@15.0%		104009	134325	12267	30873	10355	66306	0	12901	2240	132406

Probable Reserves and Values Are Risked

Table: S-3A

Proven

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Jan 01, 2002
INCLUDES ARTC
SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	147840.9	81117	379656	0.0	7573.2	6641.7	3887.3	18102.2	6.1
Co Int	8126.2	4670	49252	0.0	188.3	581.5	253.4	1023.1	3.0
Co Net	7396.1	3497	40543	0.0	151.7	435.4	178.0	765.0	2.3

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	8719	253070	3568	0	0	256638
10.0	7923	138249	2427	0	0	140676
12.0	7792	128690	2283	0	0	130973
15.0	7607	117009	2097	0	0	119107
18.0	7436	107600	1941	0	0	109541
20.0	7328	102260	1849	0	0	104109
25.0	7080	91283	1656	0	0	92939
30.0	6856	82741	1502	0	0	84242

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	2542	26752	20744	33269	2815	7748	2385	12957	0	5785	500	28454
2003	2385	22775	20514	33548	2664	7732	2452	12797	0	2072	500	32174
2004	1988	17911	18057	26587	2297	6132	1929	11882	0	640	500	26856
2005	1607	14208	14915	21217	2016	4709	1567	10847	0	23	500	21502
2006	1244	11340	11965	17336	1744	3742	1187	9361	0	23	363	17094
2007	1006	8751	10001	13619	1471	2984	819	8001	0	13	263	13536
2008	819	7343	8436	11691	1312	2495	650	7181	0	0	196	11309
2009	659	5816	7084	9469	1175	2097	483	5922	0	0	147	9374
2010	564	4764	6188	7913	1052	1794	372	5184	0	0	113	7917
2011	479	3978	5461	6730	963	1567	318	4485	0	149	92	6728
2012	412	3393	4847	5857	888	1403	253	3879	0	0	83	6139
2013	391	2891	4678	5047	837	1203	235	3739	0	15	62	5433
2014	363	2621	4416	4621	767	1051	208	3549	0	0	47	5043
2015	341	2219	4213	3969	699	915	177	3379	0	0	37	4446
2016	323	1804	4055	3265	646	767	161	3106	0	0	30	3962
2017	309	1597	3945	2930	574	688	149	3087	0	0	26	3551
2018	297	1371	3861	2553	524	610	134	3013	0	0	22	3203
2019	282	1134	3724	2147	475	541	115	2825	0	0	19	2884
2020	271	1002	3633	1924	446	497	105	2775	0	0	17	2642
2021	257	863	3509	1687	405	458	87	2664	0	0	14	2407
Subt			164247	215379	23769	49134	13785	120634	0	8719	3531	214654
60 Yr			114632	13045	5472	8753	254	82196	0	0	37	41983
Totl			278879	228424	29242	57887	14039	202830	0	8719	3568	256638
Discounted	@10.0%		103741	143926	14373	32965	9661	73242	0	7923	2427	140676
Cash	@12.0%		95109	134928	13204	30845	9129	66785	0	7792	2283	130973
Streams	@15.0%		85156	123637	11809	28228	8448	59309	0	7607	2097	119107

Table: S-3B

Proven Developed, Producing

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Jan 01, 2002
INCLUDES ARTC
SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	111960.3	59140	311110	0.0	6464.1	4236.0	3173.6	13873.8	0.0
Co Int	6417.3	3901	39061	0.0	158.8	445.5	225.7	830.0	0.0
Co Net	5850.0	2960	32497	0.0	129.7	335.0	160.2	625.0	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	131	205393	2548	0	0	207941
10.0	107	112653	1846	0	0	114499
12.0	103	105167	1755	0	0	106922
15.0	98	96063	1636	0	0	97699
18.0	94	88763	1534	0	0	90297
20.0	91	84631	1474	0	0	86105
25.0	84	76158	1346	0	0	77504
30.0	79	69577	1241	0	0	70818

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	2310	23281	18427	28695	2549	6573	2073	12103	0	41	500	29381
2003	1846	17514	15785	25211	2197	5309	1837	10977	0	22	500	25548
2004	1493	13371	13509	19388	1899	4047	1467	10055	0	22	393	19598
2005	1204	10857	11189	15893	1701	3232	1228	9140	0	23	282	15442
2006	894	8834	8733	13272	1491	2642	938	7617	0	23	201	12477
2007	726	6835	7360	10459	1266	2159	625	6428	0	0	144	10017
2008	590	5704	6234	8966	1145	1856	499	5726	0	0	109	8372
2009	468	4582	5211	7371	1037	1616	365	4552	0	0	83	7170
2010	415	3806	4674	6253	937	1424	278	3988	0	0	65	6239
2011	388	3179	4442	5336	844	1252	249	3665	0	0	49	5506
2012	363	2690	4231	4628	756	1110	220	3402	0	0	39	4921
2013	345	2339	4092	4118	681	992	200	3296	0	0	33	4435
2014	320	2067	3859	3689	637	886	179	3142	0	0	27	4005
2015	300	1832	3677	3318	593	795	159	3024	0	0	23	3634
2016	284	1538	3538	2824	555	678	144	2803	0	0	19	3311
2017	272	1387	3445	2580	495	616	134	2789	0	0	17	2997
2018	262	1206	3375	2277	456	550	120	2733	0	0	15	2720
2019	248	1004	3251	1931	412	488	102	2553	0	0	13	2464
2020	238	888	3171	1732	388	449	94	2502	0	0	11	2258
2021	226	776	3058	1549	355	417	76	2424	0	0	9	2054
Subt			131262	169491	20392	37090	10987	102919	0	131	2532	172550
60 Yr			84906	10115	4148	6579	186	57028	0	0	16	35392
Totl			216167	179606	24540	43668	11173	159947	0	131	2548	207941
Discounted	@10.0%		82299	112842	12328	24573	7678	62458	0	107	1846	114499
Cash	@12.0%		75436	105789	11331	22963	7258	57065	0	103	1755	106922
Streams	@15.0%		67557	96981	10140	20994	6722	50800	0	98	1636	97699

Includes ARTC on Selected Properties

Table: S-3C

Proven Developed,
Non-Producing

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Jan 01, 2002
INCLUDES ARTC
SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	0.0	0	60871	0.0	1071.7	585.2	370.6	2027.5	6.1
Co Int	0.0	0	5549	0.0	15.4	23.2	12.3	50.9	3.0
Co Net	0.0	0	4461	0.0	10.8	14.9	7.8	33.5	2.3

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	427	14258	636	0	0	14894
10.0	372	9930	385	0	0	10315
12.0	362	9392	353	0	0	9745
15.0	348	8697	313	0	0	9010
18.0	335	8107	278	0	0	8385
20.0	327	7761	258	0	0	8019
25.0	308	7022	217	0	0	7239
30.0	291	6424	184	0	0	6609

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	2501	0	3131	170	484	84	471	0	21	0	2240
2003	0	2750	0	4157	181	802	113	703	0	406	0	2315
2004	0	2574	0	3938	149	833	85	705	0	0	107	2572
2005	0	1811	0	2770	111	582	55	533	0	0	140	1851
2006	0	1289	0	2007	85	427	33	389	0	0	104	1347
2007	0	960	0	1516	67	312	29	320	0	0	77	998
2008	0	684	0	1107	53	222	25	246	0	0	55	721
2009	0	503	0	831	43	156	20	204	0	0	39	533
2010	0	391	0	657	36	116	18	178	0	0	29	410
2011	0	299	0	510	28	82	16	154	0	0	20	306
2012	0	233	0	404	21	57	15	138	0	0	14	229
2013	0	209	0	309	76	42	20	117	0	0	10	216
2014	0	153	0	217	70	31	18	83	0	0	8	163
2015	0	121	0	168	64	24	17	61	0	0	6	135
2016	0	91	0	121	59	18	15	44	0	0	5	108
2017	0	82	0	110	54	15	14	42	0	0	4	96
2018	0	74	0	100	50	13	13	41	0	0	3	86
2019	0	67	0	91	46	12	11	40	0	0	3	77
2020	0	60	0	83	42	10	10	39	0	0	3	68
2021	0	55	0	76	39	9	10	39	0	0	2	60
Subt			0	22303	1443	4247	621	4548	0	427	629	14531
20 Yr			0	320	333	32	59	206	0	0	7	363
Totl			0	22624	1776	4280	681	4754	0	427	636	14894
Discounted @10.0%			0	15920	848	3045	404	3018	0	372	385	10315
Cash @12.0%			0	15052	775	2878	377	2818	0	362	353	9745
Streams @15.0%			0	13925	690	2660	344	2566	0	348	313	9010

Includes ARTC on Selected Properties

Table: S-3D

Proven
Undeveloped

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Mar 01, 2002
INCLUDES ARTC
SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	35880.6	21977	7675	0.0	37.3	1820.5	343.1	2200.9	0.0
Co Int	1709.0	769	4642	0.0	14.0	112.8	15.4	142.2	0.0
Co Net	1546.1	537	3585	0.0	11.2	85.5	9.9	106.6	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	8161	33419	384	0	0	33803
10.0	7444	15666	195	0	0	15862
12.0	7326	14131	175	0	0	14305
15.0	7161	12249	149	0	0	12398
18.0	7007	10730	128	0	0	10858
20.0	6910	9868	117	0	0	9985
25.0	6687	8102	93	0	0	8196
30.0	6485	6739	76	0	0	6815

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	232	970	2317	1443	97	691	228	383	0	5722	0	-3167
2003	539	2511	4729	4180	286	1621	502	1117	0	1644	0	4311
2004	495	1966	4547	3260	249	1253	377	1122	0	618	0	4686
2005	403	1540	3726	2554	204	895	284	1174	0	0	78	4209
2006	350	1217	3232	2056	167	673	217	1354	0	0	58	3270
2007	280	956	2641	1644	138	513	165	1253	0	13	42	2521
2008	229	954	2203	1618	115	417	127	1209	0	0	32	2215
2009	191	731	1873	1267	95	325	98	1167	0	0	25	1671
2010	149	567	1514	1003	80	254	76	1018	0	0	19	1267
2011	91	501	1019	884	91	234	53	665	0	149	23	917
2012	49	470	616	826	111	236	18	339	0	0	30	989
2013	46	343	586	621	81	169	14	327	0	15	19	781
2014	43	401	557	715	60	134	11	325	0	0	12	875
2015	41	266	536	483	42	96	2	294	0	0	8	677
2016	39	174	517	320	32	71	1	260	0	0	6	544
2017	37	128	501	239	25	57	1	255	0	0	5	457
2018	35	91	486	175	18	47	1	239	0	0	4	397
2019	34	63	473	124	17	42	1	232	0	0	3	343
2020	32	54	461	108	16	38	1	233	0	0	3	316
2021	31	32	451	62	12	33	1	201	0	0	3	293
Subt			32985	23585	1935	7797	2177	13167	0	8161	370	27574
52 Yr			29727	2610	991	2142	8	24962	0	0	14	6229
Totl			62712	26195	2926	9940	2185	38129	0	8161	384	33802
Discounted	@10.0%		21442	15164	1197	5347	1579	7766	0	7444	195	15862
Cash	@12.0%		19673	14087	1098	5004	1494	6902	0	7326	175	14305
Streams	@15.0%		17599	12731	979	4574	1382	5943	0	7161	149	12398

Includes ARTC on Selected Properties

Table: S-3E

Probable

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Jan 01, 2002
INCLUDES ARTC
SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	6321.6	3577	17052	0.0	71.9	257.1	191.6	520.6	0.0
Co Int	2806.4	945	6401	0.0	1.0	59.2	40.1	100.3	0.0
Co Net	2573.0	673	5562	0.0	0.7	43.1	30.2	74.0	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	7250	70891	644	0	0	71535
10.0	5831	18223	206	0	0	18430
12.0	5605	15841	177	0	0	16017
15.0	5294	13157	143	0	0	13300
18.0	5013	11159	118	0	0	11277
20.0	4840	10087	104	0	0	10191
25.0	4454	8022	78	0	0	8100
30.0	4122	6547	60	0	0	6608

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	59	977	450	1144	10	225	85	166	0	2178	0	-1050
2003	271	1556	2477	2133	34	650	300	510	0	0	0	3185
2004	300	1436	2704	1992	56	564	290	591	0	2215	0	1091
2005	543	1398	4630	1961	76	584	451	1222	0	2823	0	1587
2006	548	1243	4689	1793	80	496	472	1397	0	32	70	4235
2007	528	1111	4576	1650	84	427	459	1466	0	-13	54	4025
2008	470	947	4173	1457	92	365	420	1493	0	0	46	3490
2009	406	1040	3715	1623	95	321	377	1813	0	0	40	2963
2010	335	985	3212	1565	89	283	311	1839	0	0	35	2469
2011	282	913	2789	1477	87	256	254	1855	0	0	32	2021
2012	230	846	2370	1398	80	235	206	1732	0	0	29	1705
2013	184	788	1980	1331	85	214	179	1582	0	0	26	1447
2014	107	619	1307	1073	88	188	125	857	0	0	20	1319
2015	84	544	1064	962	85	173	95	654	0	15	17	1191
2016	79	583	1015	1040	79	172	77	654	0	0	16	1247
2017	70	489	923	891	77	155	59	548	0	0	14	1144
2018	67	434	889	807	76	146	54	515	0	0	13	1070
2019	68	361	915	686	77	135	50	488	0	0	11	1016
2020	67	332	923	639	76	125	50	511	0	0	10	962
2021	68	302	950	590	72	110	55	545	0	0	10	911
Subt			45751	26213	1500	5823	4367	20437	0	7250	443	36028
60 Yr			63951	7859	1859	2852	908	34604	0	0	201	35507
Totl			109702	34072	3359	8675	5275	55042	0	7250	644	71535
Discounted	@10.0%		25438	13913	691	3348	2457	10184	0	5831	206	18430
Cash	@12.0%		22330	12421	578	3024	2207	8653	0	5605	177	16017
Streams	@15.0%		18853	10688	458	2645	1907	6997	0	5294	143	13300

Includes ARTC on Selected Properties
Probable Reserves and Values Are Risked

Table: S-3F

Proven Developed,
Producing

Corporate ARTC, Alberta
ALBERTA ROYALTY TAX CREDIT
Prodn Start:

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0
Co Int	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0
Co Net	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	0	0	2548	0	0	2548
10.0	0	0	1846	0	0	1846
12.0	0	0	1755	0	0	1755
15.0	0	0	1636	0	0	1636
18.0	0	0	1534	0	0	1534
20.0	0	0	1474	0	0	1474
25.0	0	0	1346	0	0	1346
30.0	0	0	1241	0	0	1241

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	0	0	0	0	0	0	0	0	0	500	500
2003	0	0	0	0	0	0	0	0	0	0	500	500
2004	0	0	0	0	0	0	0	0	0	0	393	393
2005	0	0	0	0	0	0	0	0	0	0	282	282
2006	0	0	0	0	0	0	0	0	0	0	201	201
2007	0	0	0	0	0	0	0	0	0	0	144	144
2008	0	0	0	0	0	0	0	0	0	0	109	109
2009	0	0	0	0	0	0	0	0	0	0	83	83
2010	0	0	0	0	0	0	0	0	0	0	65	65
2011	0	0	0	0	0	0	0	0	0	0	49	49
2012	0	0	0	0	0	0	0	0	0	0	39	39
2013	0	0	0	0	0	0	0	0	0	0	33	33
2014	0	0	0	0	0	0	0	0	0	0	27	27
2015	0	0	0	0	0	0	0	0	0	0	23	23
2016	0	0	0	0	0	0	0	0	0	0	19	19
2017	0	0	0	0	0	0	0	0	0	0	17	17
2018	0	0	0	0	0	0	0	0	0	0	15	15
2019	0	0	0	0	0	0	0	0	0	0	13	13
2020	0	0	0	0	0	0	0	0	0	0	11	11
2021	0	0	0	0	0	0	0	0	0	0	9	9
Subt			0	0	0	0	0	0	0	0	2532	2532
7 Yr			0	0	0	0	0	0	0	0	16	16
Totl			0	0	0	0	0	0	0	0	2548	2548
Discounted	@10.0%		0	0	0	0	0	0	0	0	1846	1846
Cash	@12.0%		0	0	0	0	0	0	0	0	1755	1755
Streams	@15.0%		0	0	0	0	0	0	0	0	1636	1636

Includes ARTC on Selected Properties

Table: S-3G

Proven Developed,
Non-Producing

Corporate ARTC, Alberta
ALBERTA ROYALTY TAX CREDIT
Prodn Start:

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0
Co Int	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0
Co Net	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	0	0	636	0	0	636
10.0	0	0	385	0	0	385
12.0	0	0	353	0	0	353
15.0	0	0	313	0	0	313
18.0	0	0	278	0	0	278
20.0	0	0	258	0	0	258
25.0	0	0	217	0	0	217
30.0	0	0	184	0	0	184

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	0	0	0	0	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	0	0	0	0	0	0	0	0	0	107	107
2005	0	0	0	0	0	0	0	0	0	0	140	140
2006	0	0	0	0	0	0	0	0	0	0	104	104
2007	0	0	0	0	0	0	0	0	0	0	77	77
2008	0	0	0	0	0	0	0	0	0	0	55	55
2009	0	0	0	0	0	0	0	0	0	0	39	39
2010	0	0	0	0	0	0	0	0	0	0	29	29
2011	0	0	0	0	0	0	0	0	0	0	20	20
2012	0	0	0	0	0	0	0	0	0	0	14	14
2013	0	0	0	0	0	0	0	0	0	0	10	10
2014	0	0	0	0	0	0	0	0	0	0	8	8
2015	0	0	0	0	0	0	0	0	0	0	6	6
2016	0	0	0	0	0	0	0	0	0	0	5	5
2017	0	0	0	0	0	0	0	0	0	0	4	4
2018	0	0	0	0	0	0	0	0	0	0	3	3
2019	0	0	0	0	0	0	0	0	0	0	3	3
2020	0	0	0	0	0	0	0	0	0	0	3	3
2021	0	0	0	0	0	0	0	0	0	0	2	2
Subt			0	0	0	0	0	0	0	0	629	629
5 Yr			0	0	0	0	0	0	0	0	7	7
Totl			0	0	0	0	0	0	0	0	636	636
Discounted	@10.0%		0	0	0	0	0	0	0	0	385	385
Cash	@12.0%		0	0	0	0	0	0	0	0	353	353
Streams	@15.0%		0	0	0	0	0	0	0	0	313	313

Includes ARTC on Selected Properties

Table: S-3H

Proven
Undeveloped

Corporate ARTC, Alberta
ALBERTA ROYALTY TAX CREDIT
Prodn Start:

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0
Co Int	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0
Co Net	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	0	0	384	0	0	384
10.0	0	0	195	0	0	195
12.0	0	0	175	0	0	175
15.0	0	0	149	0	0	149
18.0	0	0	128	0	0	128
20.0	0	0	117	0	0	117
25.0	0	0	93	0	0	93
30.0	0	0	76	0	0	76

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	0	0	0	0	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	0	0	0	0	0	0	0	0	0	0	0
2005	0	0	0	0	0	0	0	0	0	0	78	78
2006	0	0	0	0	0	0	0	0	0	0	58	58
2007	0	0	0	0	0	0	0	0	0	0	42	42
2008	0	0	0	0	0	0	0	0	0	0	32	32
2009	0	0	0	0	0	0	0	0	0	0	25	25
2010	0	0	0	0	0	0	0	0	0	0	19	19
2011	0	0	0	0	0	0	0	0	0	0	23	23
2012	0	0	0	0	0	0	0	0	0	0	30	30
2013	0	0	0	0	0	0	0	0	0	0	19	19
2014	0	0	0	0	0	0	0	0	0	0	12	12
2015	0	0	0	0	0	0	0	0	0	0	8	8
2016	0	0	0	0	0	0	0	0	0	0	6	6
2017	0	0	0	0	0	0	0	0	0	0	5	5
2018	0	0	0	0	0	0	0	0	0	0	4	4
2019	0	0	0	0	0	0	0	0	0	0	3	3
2020	0	0	0	0	0	0	0	0	0	0	3	3
2021	0	0	0	0	0	0	0	0	0	0	3	3
Subt			0	0	0	0	0	0	0	0	370	370
11 Yr			0	0	0	0	0	0	0	0	14	14
Totl			0	0	0	0	0	0	0	0	384	384
Discounted @10.0%			0	0	0	0	0	0	0	0	195	195
Cash @12.0%			0	0	0	0	0	0	0	0	175	175
Streams @15.0%			0	0	0	0	0	0	0	0	149	149

Includes ARTC on Selected Properties

Table: S-3I

Probable

Corporate ARTC, Alberta
ALBERTA ROYALTY TAX CREDIT
Prodn Start:

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

	Reserves								
	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0
Co Int	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0
Co Net	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0

Net Present Value						
Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	0	0	644	0	0	644
10.0	0	0	206	0	0	206
12.0	0	0	177	0	0	177
15.0	0	0	143	0	0	143
18.0	0	0	118	0	0	118
20.0	0	0	104	0	0	104
25.0	0	0	78	0	0	78
30.0	0	0	60	0	0	60

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	0	0	0	0	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	0	0	0	0	0	0	0	0	0	0	0
2005	0	0	0	0	0	0	0	0	0	0	0	0
2006	0	0	0	0	0	0	0	0	0	0	70	70
2007	0	0	0	0	0	0	0	0	0	0	54	54
2008	0	0	0	0	0	0	0	0	0	0	46	46
2009	0	0	0	0	0	0	0	0	0	0	40	40
2010	0	0	0	0	0	0	0	0	0	0	35	35
2011	0	0	0	0	0	0	0	0	0	0	32	32
2012	0	0	0	0	0	0	0	0	0	0	29	29
2013	0	0	0	0	0	0	0	0	0	0	26	26
2014	0	0	0	0	0	0	0	0	0	0	20	20
2015	0	0	0	0	0	0	0	0	0	0	17	17
2016	0	0	0	0	0	0	0	0	0	0	16	16
2017	0	0	0	0	0	0	0	0	0	0	14	14
2018	0	0	0	0	0	0	0	0	0	0	13	13
2019	0	0	0	0	0	0	0	0	0	0	11	11
2020	0	0	0	0	0	0	0	0	0	0	10	10
2021	0	0	0	0	0	0	0	0	0	0	10	10
Subt			0	0	0	0	0	0	0	0	443	443
58 Yr			0	0	0	0	0	0	0	0	201	201
Totl			0	0	0	0	0	0	0	0	644	644
Discounted	@10.0%		0	0	0	0	0	0	0	0	206	206
Cash	@12.0%		0	0	0	0	0	0	0	0	177	177
Streams	@15.0%		0	0	0	0	0	0	0	0	143	143

Includes ARTC on Selected Properties
Probable Reserves and Values Are Risked

FIGURE S-1

ADVANTAGE ENERGY INCOME FUND

NET PRESENT VALUES FOR PROVEN PLUS PROBABLE RESERVES
USING 10 PERCENT DISCOUNTED VALUES


Vermillion 8.8%
Pembina Rose Creek 7.9%
Wainwright Gas 9.2%
Wainwright Oil 6.1%
Company Eval Minors 20.3%
B.C. Remaining 5.7%
Steelman Unit No.3,SK 0.4%
Remaining AB Prop. 12.4%
Drumheller 4.1%
Corporate ARTC 1.7%
Bezanson 3.3%
Acheson East 5.2%
North Pine,BC 14.9%

INCLUES ARTC

PROBABLE RESERVES AND VALUES ARE RISKED

SPROULE ASSOCIATES LIMITED

FIGURE S-2



ADVANTAGE ENERGY INCOME FUND
DAILY COMPANY INTEREST OIL PRODUCTION FORECAST
DAILY OIL PRODUCTION - BOPD
3000
2500
2000
1500
1000
500
0
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
YEAR
PROVEN PLUS PROBABLE
PROVEN
PROVEN DEVELOPED PRODUCING

SPROULE ASSOCIATES LIMITED

FIGURE S-3


ADVANTAGE ENERGY INCOME FUND
DAILY COMPANY INTEREST SALES GAS PRODUCTION FORECAST
DAILY SALES GAS PRODUCTION - MCFPD
30000
25000
20000
15000
10000
5000
0
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
YEAR
PROVEN PLUS PROBABLE
PROVEN
PROVEN DEVELOPED PRODUCING

SPROULE ASSOCIATES LIMITED


ADVANTAGE ENERGY INCOME FUND
ANNUAL CASH FLOW (BEFORE INCOME TAX)
ANNUAL CASH FLOW PROJECTIONS - $M
40000
30000
20000
10000
0
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
YEAR
PROVEN PLUS PROBABLE
PROVEN
PROVEN DEVELOPED PRODUCING
INCLUDES ARTC
PROBABLE RESERVES AND VALUES ARE RISKED

FIGURE S-5


ADVANTAGE ENERGY INCOME FUND
NET PRESENT VALUE (BEFORE INCOME TAX)
350000
300000
250000
200000
150000
100000
50000
0
NET PRESENT VALUE - $M
0
5
10
15
20
25
30
DISCOUNT RATES %
PROVEN DEVELOPED PRODUCING
PROVEN
PROVEN PLUS PROBABLE

INCLUDES ARTC
PROBABLE RESERVES AND VALUES ARE RISKED

Discussion

The Company's P&NG reserves are located in the provinces of Alberta, British Columbia and Saskatchewan. The Company's major properties were evaluated by Sproule and these properties account for 80 percent of the proven plus probable net present value, discounted at 10 percent.

Reserves and Production

The oil and natural gas reserves were estimated volumetrically, from production decline curve analyses, using performance prediction techniques, or by material balance methods. Volumetric reserves were estimated using the net pay encountered at the wellbore and an assigned drainage area, or, where sufficient well data were available, using reservoir volumes calculated from isopach maps of net pay. Reservoir rock and fluid property data were obtained from core analyses, well logs, PVT data, gas analyses, and published information, either from the pool in question or from a similar reservoir producing from the same zone. Reservoir pressures were derived from drillstem and AOF test data, pressure surveys, and published reports. Recovery factors for oil reserves were selected either from the results of detailed reservoir analyses, or by comparing the reservoir under study with similar reservoirs that have more firmly established recovery factors from extended production histories. Recovery factors for gas reserves were estimated by taking into consideration well depths, deliverability characteristics, product prices, and operating cost information.

The solution gas reserves were estimated based on current producing gas-oil ratios (GORs) and estimates of future oil production. Similarly, the natural gas liquids reserves were based on current recoveries and estimates of future gas production.

The oil reserves are presented in thousands of barrels, at stock tank conditions. The natural gas reserves are presented in millions of cubic feet at standard conditions of 14.65 psia and 60 degrees Fahrenheit. Natural gas liquids reserves are presented in thousands of barrels, at base conditions of 60 degrees Fahrenheit and equilibrium pressure. Sulphur reserves are presented in thousands of long tons.

Forecasts of net revenue were prepared by predicting annual production from the reserves, and product prices. Annual production was forecast taking into account historical production trends, applicable regulatory conditions, and existing or anticipated contract rates.

Production forecasts were also based on comparison with other wells in the vicinity producing from similar reservoirs.

Net Present Values

The estimates of the P&NG reserves and their respective net present values, summarized by property and by reserves category, are presented in Table D-1. The ARTC has been included for all reserves categories, where applicable.

Detailed forecasts of production and net revenue for the total proven plus probable, total proven, total proven developed producing, total proven developed non-producing, total proven undeveloped, and total probable oil and gas reserves for the Company are presented in Tables D-2 through D-2E, respectively. The ARTC is included at the corporate level for all reserves categories in Tables D-2F to D-2I.

Table D-3 presents a summary of the proven plus probable reserves ranked by net present value, at a discount rate of 10 percent.

Table: D-1

ADVANTAGE ENERGY INCOME FUND
Base - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Acheson East													
Proven Developed Producing	281.5	281.5	237.4							4208	3457	3340	3179
				175	175	148							
Proven Undeveloped	257.0	257.0	212.9							3720	2586	2417	2191
				185	185	153							
Total Proven	538.5	538.5	450.3							7928	6043	5757	5371
				360	360	301							
Total Probable	248.1	248.1	206.9							4152	2287	2051	1751
				170	170	141							
Total Reserves	786.5	786.5	657.2							12080	8330	7808	7122
				530	530	442							
Alexis													
Proven Developed Producing	748.9	66.7	55.8				52.4	4.7	2.5	1449	867	800	717
				5842	520	286							
Proven Undeveloped	138.2	12.3	9.8				9.7	0.9	0.5	245	152	139	122
				1078	96	53							
Total Proven	887.1	79.0	65.6				62.1	5.5	3.0	1694	1019	939	839
				6920	616	339							
Total Probable	144.4	12.9	10.7				10.1	0.9	0.5	337	98	80	61
				1126	100	55							
Total Reserves	1031.5	91.8	76.4				72.2	6.4	3.5	2030	1116	1019	900
				8046	716	394							
Bezanson													
Proven Developed Producing	14.1	14.1	13.3	2533	2509	1833	5.9	5.8	4.0	4985	4158	4029	3852
				17	17	12							
Proven Developed Non-Producing				1622	811	543	42.6	21.3	12.9	1853	1070	985	880
							6.1	3.0	2.3				
Total Proven	14.1	14.1	13.3	4155	3320	2376	48.5	27.1	16.9	6838	5228	5013	4732
				17	17	12	6.1	3.0	2.3				
Total Reserves	14.1	14.1	13.3	4155	3320	2376	48.5	27.1	16.9	6838	5228	5013	4732
				17	17	12	6.1	3.0	2.3				
Chigwell													
Proven Developed Producing	331.6	121.3	105.0	294	282	246	58.6	37.6	30.8	1927	1568	1512	1436
				1462	844	678							
Proven Undeveloped				1117	420	335	37.3	14.0	11.2	1008	649	601	538
Total Proven	331.6	121.3	105.0	1411	702	581	95.9	51.6	42.0	2935	2217	2113	1973
				1462	844	678							
Total Reserves	331.6	121.3	105.0	1411	702	581	95.9	51.6	42.0	2935	2217	2113	1973
				1462	844	678							

Probable Reserves and Values Are Risked

Table: D-1

ADVANTAGE ENERGY INCOME FUND

Base - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES

As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Corporate ARTC													
Proven Developed Producing										2548	1846	1755	1636
Proven Developed Non-Producing										636	385	353	313
Proven Undeveloped										384	195	175	149
Total Proven										3568	2427	2283	2097
Total Probable										644	206	177	143
Total Reserves										4212	2633	2460	2240
Drumheller													
Proven Developed Producing	263.1	263.1	238.6	 74	 74	 50	2.8	2.8	1.8	3641	2762	2641	2482
Proven Undeveloped	179.1	179.1	154.7	 50	 50	 35	1.9	1.9	1.3	2130	1322	1220	1089
Total Proven	442.2	442.2	393.3	 124	 124	 85	4.6	4.6	3.1	5771	4084	3861	3572
Total Probable	397.7	397.7	359.4	 112	 112	 77	4.2	4.2	2.8	6011	2367	2071	1729
Total Reserves	839.9	839.9	752.8	 237	 237	 162	8.8	8.8	5.9	11781	6451	5933	5301
Ferrybank Non-Unit													
Proven Developed Producing	140.4	4.9	4.9	3614 79	256 3	242 3	161.0	11.3	10.7	1162	829	783	723
Total Proven	140.4	4.9	4.9	3614 79	256 3	242 3	161.0	11.3	10.7	1162	829	783	723
Total Probable	53.2	1.9	1.9	 30	 1	 1	1.3	0.0	0.0	62	32	28	24
Total Reserves	193.6	6.8	6.8	3614 109	256 4	242 4	162.3	11.3	10.7	1224	860	811	746
FerryBank Unit													
Proven Developed Producing				8857	611	559	177.1	12.2	11.2	1295	852	797	726
Total Proven				8857	611	559	177.1	12.2	11.2	1295	852	797	726
Total Probable				1577	109	100	31.5	2.2	2.0	270	102	87	71
Total Reserves				10435	720	659	208.7	14.4	13.2	1565	954	884	797

Probable Reserves and Values Are Risked

Table: D-1

ADVANTAGE ENERGY INCOME FUND
Base - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Giroux Lake													
Proven Developed Producing	272.0	104.7	98.2				8.2	3.2	3.1	2390	1903	1830	1730
				193	74	50							
Proven Undeveloped				312	156	119	13.3	6.6	4.6	354	114	92	67
Total Proven	272.0	104.7	98.2	312	156	119	21.5	9.8	7.7	2744	2017	1922	1798
				193	74	50							
Total Reserves	272.0	104.7	98.2	312	156	119	21.5	9.8	7.7	2744	2017	1922	1798
				193	74	50							
Joffre/Blairmore													
Proven Developed Producing				4134	1262	1049	110.6	33.8	27.5	3174	1857	1710	1529
Total Proven				4134	1262	1049	110.6	33.8	27.5	3174	1857	1710	1529
Total Probable				721	721	604	19.3	19.3	16.2	1767	615	522	417
Total Reserves				4856	1983	1654	129.9	53.1	43.7	4940	2472	2232	1946
Minor Properties, AB													
Proven Developed Producing	11020.5	248.3	229.4	173259	5581	4624	3447.8	64.6	48.5	19243	13546	12865	11992
				7666	401	318							
Proven Developed Non-Producing				53158	2581	1894	1984.9	29.6	20.6	6297	4497	4242	3905
Proven Undeveloped	77.1	77.1	68.3	859	128	117				449	214	185	149
Total Proven	11097.6	325.4	297.7	227275	8290	6635	5432.7	94.1	69.0	25988	18257	17293	16047
				7666	401	318							
Total Probable	795.5	73.0	65.6	3486	156	122	134.2	1.9	1.3	1011	534	482	417
				410	9	7							
Total Reserves	11893.1	398.4	363.3	230761	8447	6757	5566.9	96.0	70.4	26999	18791	17774	16465
				8076	411	324							
Morningside													
Proven Developed Producing	134.5	32.7	27.8	1071	322	284	34.6	10.1	7.4	1303	919	871	807
				262	71	60							
Proven Undeveloped				276	276	205	6.7	6.7	3.9	371	238	219	194
Total Proven	134.5	32.7	27.8	1348	598	490	41.3	16.8	11.3	1674	1158	1090	1002
				262	71	60							
Total Reserves	134.5	32.7	27.8	1348	598	490	41.3	16.8	11.3	1674	1158	1090	1002
				262	71	60							

Probable Reserves and Values Are Risked

Table: D-1

ADVANTAGE ENERGY INCOME FUND
Base - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves Gross	Company Reserves Net	Remaining Reserves	Company Reserves Gross	Company Reserves Net	Remaining Reserves	Company Reserves Gross	Company Reserves Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Normandville													
Proven Developed Producing	122.7	45.2	37.9							754	681	669	651
Proven Undeveloped				237	119	94				56	19	13	5
Total Proven	122.7	45.2	37.9	237	119	94				810	700	681	655
Total Reserves	122.7	45.2	37.9	237	119	94				810	700	681	655
North Pembina													
Proven Developed Producing	22948.4	342.8	327.6	13769	206	134	1368.3	20.4	13.9	3306	1661	1503	1316
Proven Undeveloped	34157.1	510.2	487.6	20494	306	199	2036.6	30.4	20.7	6998	612	421	241
Total Proven	57105.5	852.9	815.2	34263	512	333	3404.9	50.9	34.6	10304	2272	1924	1557
Total Reserves	57105.5	852.9	815.2	34263	512	333	3404.9	50.9	34.6	10304	2272	1924	1557
Pembina Rose Creek													
Proven Developed Producing	1048.2	1048.2	1016.3	497	497	341	37.8	37.8	26.1	25780	10515	9329	7981
Proven Undeveloped	225.0	225.0	214.7	107	107	75	8.1	8.1	5.7	3494	434	175	-120
Total Proven	1273.2	1273.2	1230.9	604	604	416	45.9	45.9	31.8	29274	10949	9504	7861
Total Probable	1043.9	1043.9	1012.2	495	495	342	37.7	37.7	26.1	35706	1600	997	456
Total Reserves	2317.1	2317.1	2243.1	1099	1099	758	83.6	83.6	57.9	64980	12549	10501	8318
Ponoka													
Proven Developed Producing				1048	1048	877	30.7	30.7	25.1	2522	1567	1454	1312
Total Proven				1048	1048	877	30.7	30.7	25.1	2522	1567	1454	1312
Total Reserves				1048	1048	877	30.7	30.7	25.1	2522	1567	1454	1312
Sunset Triassic A Unit													
Proven Developed Producing	1176.5	316.7	292.1							3489	1830	1663	1462
Total Proven	1176.5	316.7	292.1							3489	1830	1663	1462
Total Probable	258.1	69.5	64.2							1026	210	166	122
Total Reserves	1434.6	386.2	356.3							4515	2041	1829	1583

Probable Reserves and Values Are Risked

Table: D-1

ADVANTAGE ENERGY INCOME FUND

Base - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Turner Valley Unit No.7													
Proven Developed Producing				31310	1571	1315	3606.6	181.0	111.7	4802	2270	2042	1774
Total Proven				31310	1571	1315	3606.6	181.0	111.7	4802	2270	2042	1774
Total Probable				2047	103	86	235.8	11.8	7.3	369	72	57	41
Total Reserves				33357	1674	1401	3842.4	192.8	119.0	5171	2342	2098	1815
Vermillion													
Proven Developed Producing				5409	2705	2705				8679	7162	6931	6616
Proven Developed Non-Producing				2477	1314	1314				4043	3301	3189	3039
Proven Undeveloped				566	283	283				1060	414	349	274
Total Proven				8452	4302	4302				13782	10877	10470	9929
Total Probable				3387	1825	1707				5360	3197	2957	2656
Total Reserves				11839	6127	6009				19143	14074	13426	12585
Wainwright Gas													
Proven Developed Producing				15071	8957	7804				15005	10730	10172	9448
Proven Developed Non-Producing				1354	715	583				1438	953	894	819
Proven Undeveloped				707	200	177				494	183	155	121
Total Proven				17132	9872	8564				16937	11866	11221	10388
Total Probable				3663	2526	2229				5252	2716	2455	2136
Total Reserves				20795	12398	10793				22189	14582	13676	12524
Wainwright Oil													
Proven Developed Producing	2696.5	1097.7	971.9							5571	4656	4509	4306
Proven Undeveloped	727.5	400.5	357.0							3220	2259	2118	1929
Total Proven	3424.0	1498.1	1328.9							8791	6915	6627	6234
Total Probable	1552.5	875.3	778.4							5001	2827	2550	2198
Total Reserves	4976.4	2373.5	2107.3							13792	9742	9176	8432

Probable Reserves and Values Are Risked

Table: D-1

ADVANTAGE ENERGY INCOME FUND
Base - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Total, Alberta													
Proven Developed Producing	41198.8	3987.8	3656.2	246601	25102	21539	9102.6	455.8	324.2	117231	75638	71203	65675
				30036	2883	2079							
Proven Developed Non-Producing				58611	5422	4334	2027.5	50.9	33.5	14268	10205	9664	8956
							6.1	3.0	2.3				
Proven Undeveloped	35761.0	1661.1	1504.9	4075	1582	1330	2113.5	68.6	47.7	23981	9391	8279	6950
				21914	744	515							
Total Proven	76959.8	5648.9	5161.1	309287	32106	27203	13243.6	575.3	405.4	155481	95234	89146	81580
				51951	3627	2594	6.1	3.0	2.3				
Total Probable	4493.2	2722.2	2499.3	14882	5440	4848	474.1	78.0	56.2	66968	16862	14680	12222
				2343	888	623							
Total Reserves	81453.0	8371.1	7660.5	324168	37546	32051	13717.7	653.3	461.6	222449	112097	103826	93802
				54294	4515	3217	6.1	3.0	2.3				
Inga Unit No.3													
Proven Developed Producing				10417	1268	993	208.3	25.4	20.3	3535	2405	2259	2072
Total Proven				10417	1268	993	208.3	25.4	20.3	3535	2405	2259	2072
Total Probable				1377	168	131	27.5	3.4	2.7	547	199	165	126
Total Reserves				11793	1436	1124	235.9	28.7	23.0	4082	2604	2424	2198
Minor Properties, BC													
Proven Developed Producing	68393.4	2140.1	1938.3	41397	3509	2654	4251.9	125.2	100.6	52220	13419	11836	10114
				27350	754	651							
Proven Developed Non-Producing				2260	127	127				626	110	82	54
Total Proven	68393.4	2140.1	1938.3	43657	3637	2781	4251.9	125.2	100.6	52846	13529	11917	10168
				27350	754	651							
Total Reserves	68393.4	2140.1	1938.3	43657	3637	2781	4251.9	125.2	100.6	52846	13529	11917	10168
				27350	754	651							
North Pine													
Proven Developed Producing	277.6	193.1	171.3	12526	9166	7300	306.9	223.3	179.5	34033	22478	21107	19375
				344	199	174							
Proven Undeveloped	119.6	47.8	41.2	1082	541	401	27.3	13.5	10.8	1820	1187	1096	976
				63	25	22							
Total Proven	397.2	241.0	212.4	13608	9707	7701	334.2	236.8	190.3	35852	23665	22203	20351
				406	224	195							
Total Reserves	397.2	241.0	212.4	13608	9707	7701	334.2	236.8	190.3	35852	23665	22203	20351
				406	224	195							

Probable Reserves and Values Are Risked

Table: D-1

ADVANTAGE ENERGY INCOME FUND
Base - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Silverberry													
Proven Developed Producing				170	15	12	4.1	0.4	0.3	40	35	34	33
Proven Undeveloped				2519	2519	1854	60.1	60.1	48.1	8001	5284	4930	4472
Total Proven				2689	2534	1865	64.1	60.4	48.3	8041	5319	4964	4505
Total Probable				793	793	584	18.9	18.9	15.1	2963	1200	1042	859
Total Reserves				3482	3327	2449	83.0	79.3	63.5	11003	6519	6007	5364
Total, British Columbia													
Proven Developed Producing	68671.0	2333.2	2109.5	64509	13959	10958	4771.2	374.3	300.8	89827	38337	35236	31594
				27693	954	824							
Proven Developed Non-Producing				2260	127	127				626	110	82	54
Proven Undeveloped	119.6	47.8	41.2	3601	3060	2255	87.4	73.6	58.9	9821	6471	6026	5448
				63	25	22							
Total Proven	68790.6	2381.0	2150.7	70370	17146	13340	4858.6	447.8	359.6	100274	44918	41344	37096
				27756	979	846							
Total Probable				2170	961	714	46.4	22.3	17.8	3510	1399	1208	985
Total Reserves	68790.6	2381.0	2150.7	72540	18107	14054	4905.0	470.1	377.4	103784	46317	42552	38081
				27756	979	846							
Steelman Unit No.3													
Proven Developed Producing	2090.5	96.3	84.2	1411	65	57				883	523	482	431
Total Proven	2090.5	96.3	84.2	1411	65	57				883	523	482	431
Total Probable	1828.3	84.2	73.7	1234	57	50				1057	168	130	93
Total Reserves	3918.8	180.5	157.9	2644	122	107				1940	692	612	523
Total, Saskatchewan													
Proven Developed Producing	2090.5	96.3	84.2	1411	65	57				883	523	482	431
Total Proven	2090.5	96.3	84.2	1411	65	57				883	523	482	431
Total Probable	1828.3	84.2	73.7	1234	57	50				1057	168	130	93
Total Reserves	3918.8	180.5	157.9	2644	122	107				1940	692	612	523

Probable Reserves and Values Are Risked

Table: D-1

ADVANTAGE ENERGY INCOME FUND

Base - Esc

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil Remaining Reserves Mbbl	Oil Company Reserves Gross Mbbl	Oil Company Reserves Net Mbbl	Pipeline/ Solution Gas Remaining Reserves MMcf	Pipeline/ Solution Gas Company Reserves Gross MMcf	Pipeline/ Solution Gas Company Reserves Net MMcf	Natural Gas Liquids/ Sulphur Remaining Reserves Mbbl MLt	Natural Gas Liquids/ Sulphur Company Reserves Gross Mbbl MLt	Natural Gas Liquids/ Sulphur Company Reserves Net Mbbl MLt	Net Present Values Before Income Taxes @ 0.0% M$	@ 10.0% M$	@ 12.0% M$	@ 15.0% M$
GRAND TOTAL													
Proven Developed Producing	111960.3	6417.3	5850.0	311110	39061	32497	13873.8	830.0	625.0	207941	114499	106922	97699
				59140	3901	2960							
Proven Developed Non-Producing				60871	5549	4461	2027.5	50.9	33.5	14894	10315	9745	9010
							6.1	3.0	2.3				
Proven Undeveloped	35880.6	1709.0	1546.1	7675	4642	3585	2200.9	142.2	106.6	33803	15862	14305	12398
				21977	769	537							
Total Proven	147840.9	8126.2	7396.1	379657	49252	40543	18102.1	1023.1	765.0	256638	140676	130973	119107
				81117	4670	3497	6.1	3.0	2.3				
Total Probable	6321.5	2806.4	2573.0	17052	6401	5562	520.6	100.3	74.0	71535	18430	16017	13300
				3577	945	673							
Total Reserves	154162.4	10932.6	9969.1	396708	55653	46105	18622.7	1123.4	839.1	328172	159105	146990	132406
				84694	5615	4169	6.1	3.0	2.3				

Probable Reserves and Values Are Risked

Table: D-2

Proven + Probable

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Jan 01, 2002
INCLUDES ARTC
SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	154162.4	84694	396708	0.0	7645.1	6898.7	4078.9	18622.7	6.1
Co Int	10932.6	5615	55653	0.0	189.3	640.7	293.4	1123.4	3.0
Co Net	9969.1	4169	46105	0.0	152.4	478.4	208.2	839.1	2.3

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap CCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	15969	323961	4212	0	0	328173
10.0	13754	156472	2633	0	0	159105
12.0	13396	144530	2460	0	0	146990
15.0	12901	130166	2240	0	0	132406
18.0	12449	118759	2058	0	0	120817
20.0	12169	112347	1953	0	0	114300
25.0	11534	99305	1734	0	0	101039
30.0	10978	89288	1562	0	0	90850

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	2601	27730	21194	34413	2825	7972	2469	13124	0	7962	500	27404
2003	2656	24331	22992	35681	2699	8381	2752	13307	0	2072	500	35359
2004	2288	19347	20761	28579	2352	6697	2219	12473	0	2855	500	27947
2005	2150	15606	19545	23178	2092	5293	2018	12069	0	2846	500	23089
2006	1791	12583	16654	19129	1824	4238	1659	10758	0	55	433	21329
2007	1534	9862	14576	15269	1555	3411	1279	9467	0	0	317	17561
2008	1290	8290	12609	13148	1404	2860	1070	8675	0	0	242	14799
2009	1065	6856	10799	11093	1270	2418	859	7735	0	0	187	12336
2010	899	5749	9400	9478	1142	2077	683	7023	0	0	148	10385
2011	761	4891	8250	8208	1051	1823	572	6340	0	149	124	8749
2012	642	4239	7217	7255	968	1638	458	5611	0	0	112	7845
2013	575	3679	6658	6378	922	1417	413	5322	0	15	88	6880
2014	470	3241	5723	5694	855	1239	333	4406	0	0	67	6362
2015	425	2764	5277	4930	783	1088	272	4033	0	15	54	5637
2016	401	2387	5070	4305	725	939	238	3760	0	0	46	5209
2017	379	2086	4868	3821	651	843	208	3635	0	0	40	4695
2018	364	1805	4749	3360	600	756	187	3528	0	0	35	4273
2019	350	1495	4640	2832	552	676	165	3313	0	0	30	3900
2020	338	1334	4556	2563	521	622	155	3286	0	0	27	3604
2021	325	1165	4459	2276	477	569	141	3209	0	0	24	3318
Subt			209998	241592	25269	54957	18152	141071	0	15969	3974	250683
60 Yr			178583	20905	7331	11605	1162	116800	0	0	238	77490
Totl			388581	262497	32600	66563	19314	257871	0	15969	4212	328173
Discounted	@10.0%		129180	157839	15064	36313	12118	83426	0	13754	2633	159105
Cash	@12.0%		117439	147349	13782	33869	11336	75438	0	13396	2460	146990
Streams	@15.0%		104009	134325	12267	30873	10355	66306	0	12901	2240	132406

Includes ARTC on Selected Properties
Probable Reserves and Values Are Risked

Table: D-2

Proven + Probable

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Jan 01, 2002
INCLUDES ARTC
PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

Year	Oil Wells	Oil Daily	Oil Gross	Oil Co Int	Oil Co Net	Oil Price	Solution Pipeline Gas Gross	Solution Pipeline Gas Co Int	Solution Pipeline Gas Co Net	Solution Pipeline Gas Price	Non-Assoc / Assoc Pipeline Gas Wells	Non-Assoc / Assoc Pipeline Gas Daily	Non-Assoc / Assoc Pipeline Gas Gross	Non-Assoc / Assoc Pipeline Gas Co Int	Non-Assoc / Assoc Pipeline Gas Co Net	Non-Assoc / Assoc Pipeline Gas Price
----		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	970.0	16537	6035.5	949.2	814.8	22.47	4998	682	529	3.74	384.0	237333	86627	9439	7833	3.43
2003	968.0	15904	5804.9	969.6	832.3	23.84	3628	613	472	4.24	382.0	188973	68975	8268	6753	4.06
2004	970.0	14696	5364.2	835.1	729.4	25.00	3312	523	401	4.25	369.0	118120	43114	6538	5332	4.10
2005	1003.0	13874	5063.9	784.8	695.5	25.03	3046	449	342	4.28	354.0	102206	37305	5247	4298	4.12
2006	1011.0	12855	4692.0	653.8	584.2	25.60	2775	352	267	4.33	349.0	81931	29905	4240	3492	4.23
2007	947.0	12076	4407.8	559.9	503.8	26.17	2458	204	148	4.24	328.0	44464	16229	3396	2806	4.33
2008	969.0	11348	4142.0	470.7	425.4	26.92	2291	169	121	4.29	320.0	37372	13641	2857	2374	4.44
2009	947.0	10644	3885.0	388.8	353.3	27.90	2176	151	108	4.40	306.0	31649	11552	2352	1952	4.54
2010	900.0	10051	3668.5	328.2	300.1	28.76	2073	134	95	4.54	308.0	27420	10008	1964	1632	4.62
2011	909.0	9524	3476.3	277.7	254.7	29.82	1975	122	87	4.62	290.0	23357	8525	1663	1379	4.71
2012	849.0	9086	3316.3	234.3	215.7	30.88	1886	109	76	4.71	285.0	19942	7279	1439	1191	4.79
2013	831.0	8730	3186.6	209.9	194.0	31.78	1808	101	71	4.83	258.0	18107	6609	1242	1036	4.89
2014	790.0	8275	3020.5	171.6	159.1	33.42	1713	92	65	4.91	239.0	16606	6061	1091	920	4.96
2015	758.0	7926	2892.9	155.1	144.4	34.10	1634	82	57	5.00	231.0	14911	5442	926	783	5.05
2016	737.0	7681	2803.7	146.5	136.9	34.65	1581	77	54	5.09	219.0	13312	4859	794	681	5.11
2017	734.0	7465	2724.7	138.5	129.9	35.20	1530	72	50	5.19	215.0	12187	4448	689	592	5.20
2018	708.0	7200	2628.1	133.0	125.0	35.77	1484	69	48	5.28	216.0	11061	4037	590	509	5.29
2019	709.0	7021	2562.6	127.7	120.3	36.37	1439	66	46	5.38	214.0	9571	3494	480	414	5.41
2020	708.0	6850	2500.3	123.4	116.3	36.98	1398	63	44	5.48	198.0	8502	3103	424	367	5.49
2021	767.0	6645	2425.3	118.8	112.2	37.59	1347	61	42	5.57	180.0	7673	2801	365	317	5.57
Subt			74601.1	7776.5	6947.2		44553	4191	3124				374014	54003	44661	
60 Yr			79561.3	3156.1	3021.9		40141	1424	1045				22694	1650	1444	
Totl			154162.	10932.6	9969.1		84694	5615	4169				396708	55653	46105	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

Year	Propane Gross	Propane ColInt	Propane CoNet	Propane Price	Butane Gross	Butane ColInt	Butane CoNet	Butane Price	PentanePlus Gross	PentanePlus ColInt	PentanePlus CoNet	PentanePlus Price	Sulphur Gross	Sulphur ColInt	Sulphur CoNet	Sulphur Price
----	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	MLt	MLt	MLt	$/Lt
2002	1499.2	26.7	21.9	13.96	611.9	66.2	50.8	13.78	398.8	29.2	21.2	28.50	0.7	0.4	0.3	0.00
2003	1106.5	24.2	19.8	14.61	422.8	64.2	49.2	14.39	309.2	25.2	18.3	29.62	0.7	0.3	0.3	5.08
2004	614.3	17.8	14.3	15.43	390.1	55.3	42.2	14.78	282.2	21.7	15.7	30.56	0.6	0.3	0.2	10.30
2005	548.6	15.7	12.6	15.63	343.6	47.9	36.5	15.08	246.8	19.0	13.7	31.24	0.5	0.3	0.2	15.69
2006	434.0	12.0	9.7	15.58	297.7	41.6	31.6	15.37	211.8	16.6	12.0	31.90	0.5	0.2	0.2	15.92
2007	170.0	5.3	4.2	14.80	264.1	36.4	27.6	15.62	186.9	14.9	10.8	32.57	0.4	0.2	0.2	16.16
2008	142.0	4.5	3.5	14.65	238.5	32.0	24.2	15.96	167.3	13.5	9.7	33.25	0.4	0.2	0.1	16.40
2009	122.5	3.9	3.1	14.50	218.7	28.3	21.3	16.30	151.7	12.3	8.8	33.92	0.3	0.2	0.1	16.65
2010	110.5	3.2	2.5	13.84	203.6	25.1	18.9	16.66	139.3	11.2	8.0	34.55	0.3	0.1	0.1	16.90
2011	96.5	2.8	2.2	13.62	187.9	22.3	16.7	16.99	128.2	11.0	7.8	34.28	0.2	0.1	0.1	17.15
2012	84.6	2.5	2.0	13.46	173.9	19.7	14.8	17.29	116.5	11.2	7.9	33.96	0.2	0.1	0.1	17.41
2013	80.1	2.3	1.9	13.63	164.3	17.7	13.2	17.62	104.7	9.7	6.8	35.27	0.2	0.1	0.1	17.67
2014	77.1	2.2	1.7	13.72	156.6	16.0	11.9	17.99	97.7	8.8	6.1	36.36	0.2	0.1	0.1	17.93
2015	73.7	1.8	1.4	13.68	149.4	14.5	10.7	18.25	91.5	7.9	5.5	37.28	0.1	0.1	0.1	18.20
2016	71.6	1.7	1.4	14.01	142.6	13.1	9.6	18.63	86.0	7.2	5.0	38.12	0.1	0.1	0.0	18.48
2017	69.7	1.7	1.4	14.34	136.6	11.9	8.8	19.02	81.0	6.5	4.6	38.93	0.1	0.1	0.0	18.75
2018	67.8	1.6	1.3	14.66	130.4	10.7	7.8	19.39	75.7	5.9	4.1	39.84	0.1	0.0	0.0	19.03
2019	66.0	1.6	1.3	14.99	124.4	9.4	6.8	19.77	68.8	5.4	3.7	40.55	0.1	0.0	0.0	19.32
2020	64.3	1.6	1.3	15.33	119.6	8.7	6.3	20.16	64.6	5.0	3.4	41.21	0.1	0.0	0.0	19.61
2021	62.7	1.5	1.2	15.71	114.4	7.9	5.7	20.59	61.0	4.6	3.2	41.87	0.1	0.0	0.0	19.90
Subt	5561.5	134.5	108.6		4591.1	548.8	414.4		3069.8	246.8	176.5		5.9	2.9	2.2	
60 Yr	2083.5	54.8	43.8		2307.7	91.8	64.0		1009.1	46.6	31.7		0.2	0.1	0.1	
Totl	7645.1	189.3	152.4		6898.8	640.7	478.4		4078.9	293.4	208.2		6.1	3.0	2.3	

Includes ARTC on Selected Properties
Probable Reserves and Values Are Risked

Table: D-2

Proven + Probable

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Jan 01, 2002
INCLUDES ARTC
FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

	Revenue						Royalties									
Year	Oil	Gas	NGL	Sul	Roy	Other	Crown	Prod	Res	Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	21194	34413	2073	0	689	63	7439	0	2479	0	417	940	13124	0	0	34867
2003	22992	35681	1984	2	654	59	7872	0	2770	0	413	904	13307	0	0	36931
2004	20761	28579	1721	3	572	56	6413	0	2229	1	349	621	12473	0	0	30302
2005	19545	23178	1531	4	504	53	5075	0	2025	1	284	494	12069	0	0	25435
2006	16654	19129	1326	4	443	51	4099	0	1662	1	229	365	10758	0	0	20952
2007	14576	15269	1108	3	396	48	3373	0	1276	1	185	225	9467	0	0	17244
2008	12609	13148	1003	3	352	46	2852	0	1067	1	156	167	8675	0	0	14557
2009	10799	11093	915	3	309	43	2446	0	856	1	134	109	7735	0	0	12149
2010	9400	9478	833	2	265	41	2120	0	679	1	116	76	7023	0	0	10237
2011	8250	8208	779	2	231	39	1873	0	569	1	104	56	6340	0	0	8774
2012	7217	7255	746	2	183	37	1690	0	458	0	96	44	5611	0	0	7733
2013	6658	6378	682	2	203	35	1463	0	409	0	79	37	5322	0	0	6807
2014	5723	5694	631	1	189	33	1266	0	328	0	68	45	4406	0	0	6295
2015	5277	4930	578	1	172	32	1117	0	267	0	59	34	4033	0	0	5598
2016	5070	4305	537	1	157	30	955	0	234	0	47	34	3760	0	0	5163
2017	4868	3821	503	1	147	0	861	0	204	0	42	27	3635	0	0	4655
2018	4749	3360	463	1	137	0	775	0	183	0	37	22	3528	0	0	4238
2019	4640	2832	424	1	127	0	695	0	160	0	31	18	3313	0	0	3870
2020	4556	2563	402	1	118	0	640	0	151	0	29	15	3286	0	0	3577
2021	4459	2276	379	1	98	0	586	0	138	0	26	13	3209	0	0	3294
Subt	209998	241592	18620	38	5946	665	53610	0	18143	10	2900	4246	141071	0	0	262678
60 Yr	178583	20905	6521	2	808	0	12109	0	1128	1	530	60	116800	0	0	77252
Totl	388581	262497	25140	40	6754	665	65719	0	19271	10	3430	4306	257871	0	0	339930

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

	Intangible		Tangible										Loan Repmt			
Year	CEE	CDE	C1 41	Plant	Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Prin	Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	4329	2884	0	750	0	7962	26904	26904	500	0	0	0	0	27404	27404
2003	0	1112	554	0	406	0	2072	34859	61764	500	0	0	0	0	35359	62764
2004	0	2060	795	0	0	0	2855	27447	89211	500	0	0	0	0	27947	90711
2005	0	2117	728	0	0	0	2846	22589	111800	500	0	0	0	0	23089	113800
2006	0	0	23	32	0	0	55	20896	132696	433	0	0	0	0	21329	135129
2007	0	0	0	0	0	0	0	17244	149941	317	0	0	0	0	17561	152691
2008	0	0	0	0	0	0	0	14557	164497	242	0	0	0	0	14799	167489
2009	0	0	0	0	0	0	0	12149	176647	187	0	0	0	0	12336	179826
2010	0	0	0	0	0	0	0	10237	186884	148	0	0	0	0	10385	190211
2011	0	0	0	0	149	0	149	8625	195509	124	0	0	0	0	8749	198960
2012	0	0	0	0	0	0	0	7733	203242	112	0	0	0	0	7845	206805
2013	0	15	0	0	0	0	15	6792	210034	88	0	0	0	0	6880	213685
2014	0	0	0	0	0	0	0	6295	216329	67	0	0	0	0	6362	220047
2015	0	15	0	0	0	0	15	5583	221913	54	0	0	0	0	5637	225685
2016	0	0	0	0	0	0	0	5163	227075	46	0	0	0	0	5209	230893
2017	0	0	0	0	0	0	0	4655	231730	40	0	0	0	0	4695	235588
2018	0	0	0	0	0	0	0	4238	235968	35	0	0	0	0	4273	239861
2019	0	0	0	0	0	0	0	3870	239838	30	0	0	0	0	3900	243761
2020	0	0	0	0	0	0	0	3577	243415	27	0	0	0	0	3604	247365
2021	0	0	0	0	0	0	0	3294	246709	24	0	0	0	0	3318	250683
Subt	0	9649	4984	32	1305	0	15969	246709		3974	0	0	0	0	250683	
60 Yr	0	0	0	0	0	0	0	77252		238	0	0	0	0	77490	
Totl	0	9649	4984	32	1305	0	15969	323961		4212	0	0	0	0	328173	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	156472	144530	130166	118759	112347	99305	89288
Cash Flow	159105	146990	132406	120817	114300	101039	90850

Includes ARTC on Selected Properties
Probable Reserves and Values Are Risked

Table: D-2A

Proven

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Jan 01, 2002
INCLUDES ARTC
SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	147840.9	81117	379656	0.0	7573.2	6641.7	3887.3	18102.2	6.1
Co Int	8126.2	4670	49252	0.0	188.3	581.5	253.4	1023.1	3.0
Co Net	7396.1	3497	40543	0.0	151.7	435.4	178.0	765.0	2.3

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	8719	253070	3568	0	0	256638
10.0	7923	138249	2427	0	0	140676
12.0	7792	128690	2283	0	0	130973
15.0	7607	117009	2097	0	0	119107
18.0	7436	107600	1941	0	0	109541
20.0	7328	102260	1849	0	0	104109
25.0	7080	91283	1656	0	0	92939
30.0	6856	82741	1502	0	0	84242

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	2542	26752	20744	33269	2815	7748	2385	12957	0	5785	500	28454
2003	2385	22775	20514	33548	2664	7732	2452	12797	0	2072	500	32174
2004	1988	17911	18057	26587	2297	6132	1929	11882	0	640	500	26856
2005	1607	14208	14915	21217	2016	4709	1567	10847	0	23	500	21502
2006	1244	11340	11965	17336	1744	3742	1187	9361	0	23	363	17094
2007	1006	8751	10001	13619	1471	2984	819	8001	0	13	263	13536
2008	819	7343	8436	11691	1312	2495	650	7181	0	0	196	11309
2009	659	5816	7084	9469	1175	2097	483	5922	0	0	147	9374
2010	564	4764	6188	7913	1052	1794	372	5184	0	0	113	7917
2011	479	3978	5461	6730	963	1567	318	4485	0	149	92	6728
2012	412	3393	4847	5857	888	1403	253	3879	0	0	83	6139
2013	391	2891	4678	5047	837	1203	235	3739	0	15	62	5433
2014	363	2621	4416	4621	767	1051	208	3549	0	0	47	5043
2015	341	2219	4213	3969	699	915	177	3379	0	0	37	4446
2016	323	1804	4055	3265	646	767	161	3106	0	0	30	3962
2017	309	1597	3945	2930	574	688	149	3087	0	0	26	3551
2018	297	1371	3861	2553	524	610	134	3013	0	0	22	3203
2019	282	1134	3724	2147	475	541	115	2825	0	0	19	2884
2020	271	1002	3633	1924	446	497	105	2775	0	0	17	2642
2021	257	863	3509	1687	405	458	87	2664	0	0	14	2407
Subt			164247	215379	23769	49134	13785	120634	0	8719	3531	214654
60 Yr			114632	13045	5472	8753	254	82196	0	0	37	41983
Totl			278879	228424	29242	57887	14039	202830	0	8719	3568	256638
Discounted	@10.0%		103741	143926	14373	32965	9661	73242	0	7923	2427	140676
Cash	@12.0%		95109	134928	13204	30845	9129	66785	0	7792	2283	130973
Streams	@15.0%		85156	123637	11809	28228	8448	59309	0	7607	2097	119107

Includes ARTC on Selected Properties

Table: D-2A

Proven

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Jan 01, 2002
INCLUDES ARTC
PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

Year	Oil Wells	Oil Daily	Oil Gross	Oil Co Int	Oil Co Net	Oil Price	Solution Pipeline Gas Gross	Solution Pipeline Gas Co Int	Solution Pipeline Gas Co Net	Solution Pipeline Gas Price	Non-Assoc / Assoc Pipeline Gas Wells	Non-Assoc / Assoc Pipeline Gas Daily	Non-Assoc / Assoc Pipeline Gas Gross	Non-Assoc / Assoc Pipeline Gas Co Int	Non-Assoc / Assoc Pipeline Gas Co Net	Non-Assoc / Assoc Pipeline Gas Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	969.0	16415	5991.5	927.8	797.5	22.50	4982	678	526	3.75	378.0	235952	86123	9087	7532	3.44
2003	964.0	15486	5652.4	870.5	752.3	23.70	3580	580	447	4.27	374.0	186632	68121	7733	6301	4.08
2004	963.0	14202	5183.7	725.6	638.0	25.03	3258	493	377	4.27	360.0	113450	41409	6045	4900	4.12
2005	975.0	13110	4785.1	586.5	522.5	25.58	2982	415	316	4.29	345.0	96413	35191	4771	3882	4.15
2006	948.0	12012	4384.4	454.0	408.9	26.50	2707	321	243	4.35	339.0	78039	28484	3818	3121	4.26
2007	885.0	11240	4102.7	367.3	333.9	27.38	2388	175	126	4.26	317.0	41559	15169	3020	2474	4.36
2008	882.0	10546	3849.1	299.0	273.5	28.34	2215	142	101	4.32	308.0	35212	12853	2538	2098	4.47
2009	823.0	9879	3605.8	240.5	221.4	29.57	2098	125	88	4.44	280.0	29582	10797	1998	1642	4.58
2010	798.0	9419	3438.1	205.9	190.6	30.16	1992	108	75	4.60	273.0	25578	9336	1631	1338	4.68
2011	788.0	8942	3263.7	174.9	161.8	31.32	1893	98	69	4.69	256.0	21825	7966	1354	1107	4.77
2012	744.0	8568	3127.3	150.4	139.4	32.29	1807	86	60	4.79	250.0	18642	6804	1152	940	4.86
2013	743.0	8296	3027.9	142.7	132.7	32.84	1732	81	56	4.90	223.0	16691	6092	975	802	4.96
2014	740.0	7971	2909.5	132.6	123.5	33.37	1637	73	51	4.97	218.0	15386	5616	884	742	5.01
2015	703.0	7602	2774.8	124.5	116.3	33.90	1560	66	46	5.06	213.0	13808	5040	743	627	5.09
2016	702.0	7393	2698.3	117.9	110.3	34.47	1508	63	44	5.15	203.0	12134	4429	596	507	5.18
2017	701.0	7196	2626.6	112.8	105.8	35.05	1459	60	42	5.25	202.0	11153	4071	523	448	5.26
2018	701.0	7010	2558.6	108.5	102.0	35.63	1412	57	40	5.34	200.0	10039	3664	444	382	5.35
2019	701.0	6828	2492.1	103.0	96.9	36.23	1368	54	38	5.44	193.0	8493	3100	360	312	5.47
2020	700.0	6656	2429.6	98.8	93.1	36.83	1327	51	36	5.53	175.0	7474	2728	315	274	5.56
2021	700.0	6408	2338.9	93.9	88.7	37.43	1267	48	34	5.62	157.0	6838	2496	267	233	5.64
Subt			71240.1	6037.2	5409.0		43173	3771	2815				359489	48253	39662	
60 Yr			76600.8	2089.1	1987.1		37944	899	681				20167	999	882	
Totl			147840.	8126.2	7396.1		81117	4670	3497				379657	49252	40543	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

Year	Propane Gross	Propane CoInt	Propane CoNet	Propane Price	Butane Gross	Butane CoInt	Butane CoNet	Butane Price	PentanePlus Gross	PentanePlus CoInt	PentanePlus CoNet	PentanePlus Price	Sulphur Gross	Sulphur CoInt	Sulphur CoNet	Sulphur Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	MLt	MLt	MLt	$/Lt
2002	1498.7	26.7	21.9	13.97	610.5	66.1	50.7	13.78	397.9	29.0	21.1	28.51	0.7	0.4	0.3	0.00
2003	1106.5	24.2	19.8	14.62	421.6	63.7	48.8	14.39	307.5	24.5	17.7	29.71	0.7	0.3	0.3	5.08
2004	595.6	17.6	14.1	15.46	378.4	54.2	41.4	14.78	273.8	20.9	15.1	30.62	0.6	0.3	0.2	10.30
2005	519.8	15.3	12.3	15.69	325.7	46.1	35.1	15.08	234.5	18.0	13.0	31.29	0.5	0.3	0.2	15.69
2006	418.8	11.8	9.6	15.62	286.3	39.8	30.2	15.40	203.5	15.5	11.2	31.93	0.5	0.2	0.2	15.92
2007	162.4	5.2	4.1	14.78	256.0	34.5	26.2	15.68	180.1	13.8	9.9	32.59	0.4	0.2	0.2	16.16
2008	138.6	4.4	3.5	14.66	232.1	30.1	22.8	16.03	160.9	12.3	8.8	33.28	0.4	0.2	0.1	16.40
2009	121.4	3.8	3.1	14.53	213.0	26.4	19.9	16.38	145.2	11.0	7.8	33.96	0.3	0.2	0.1	16.65
2010	110.6	3.2	2.5	13.92	198.4	23.4	17.5	16.75	132.9	9.9	7.0	34.59	0.3	0.1	0.1	16.90
2011	97.7	2.8	2.2	13.74	183.3	20.6	15.4	17.08	122.5	9.7	6.8	34.20	0.2	0.1	0.1	17.15
2012	86.5	2.5	2.0	13.63	169.6	18.2	13.6	17.38	111.4	10.0	6.9	33.76	0.2	0.1	0.1	17.41
2013	80.1	2.3	1.9	13.71	159.1	16.2	12.1	17.72	99.0	8.3	5.7	35.06	0.2	0.1	0.1	17.67
2014	77.1	2.2	1.7	13.80	151.4	14.6	10.8	18.09	92.1	7.2	4.9	36.19	0.2	0.1	0.1	17.93
2015	73.7	1.8	1.4	13.76	144.3	13.1	9.7	18.34	86.1	6.4	4.3	37.17	0.1	0.1	0.1	18.20
2016	71.6	1.7	1.4	14.08	137.6	11.8	8.7	18.74	80.8	5.7	3.9	38.07	0.1	0.1	0.0	18.48
2017	69.7	1.7	1.4	14.42	131.6	10.8	7.9	19.12	76.0	5.2	3.5	38.95	0.1	0.1	0.0	18.75
2018	67.8	1.6	1.3	14.75	125.3	9.5	6.9	19.51	70.4	4.5	3.0	39.96	0.1	0.0	0.0	19.03
2019	66.0	1.6	1.3	15.08	119.2	8.3	6.0	19.90	62.4	3.9	2.6	40.84	0.1	0.0	0.0	19.32
2020	64.3	1.6	1.3	15.43	114.5	7.7	5.5	20.29	58.3	3.6	2.4	41.56	0.1	0.0	0.0	19.61
2021	62.7	1.5	1.2	15.82	109.6	6.9	4.9	20.73	55.6	3.4	2.2	42.18	0.1	0.0	0.0	19.90
Subt	5489.6	133.5	107.9		4467.5	522.1	394.1		2950.9	222.8	157.7		5.9	2.9	2.2	
60 Yr	2083.5	54.8	43.8		2174.1	59.4	41.2		936.4	30.5	20.3		0.2	0.1	0.1	
Totl	7573.2	188.3	151.7		6641.7	581.5	435.4		3887.3	253.4	178.0		6.1	3.0	2.3	

Includes ARTC on Selected Properties

Table: D-2A

Proven

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Jan 01, 2002
INCLUDES ARTC
FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

	Revenue						Royalties				GCA	Min	Lease	Plant		Oper
Year	Oil	Gas	NGL	Sul	Roy	Other	Crown	Prod	Res	Sul	rec'd	Taxes	Exp	Exp	NPI	Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	20744	33269	2067	0	686	63	7261	0	2390	0	406	886	12957	0	0	33739
2003	20514	33548	1958	2	645	59	7348	0	2463	0	391	763	12797	0	0	33746
2004	18057	26587	1677	3	560	56	5976	0	1935	1	331	481	11882	0	0	26996
2005	14915	21217	1467	4	491	53	4637	0	1569	1	264	333	10847	0	0	21025
2006	11965	17336	1265	4	424	51	3731	0	1186	1	211	223	9361	0	0	16754
2007	10001	13619	1044	3	376	48	3055	0	813	1	169	103	8001	0	0	13287
2008	8436	11691	936	3	328	46	2558	0	643	1	140	84	7181	0	0	11113
2009	7084	9469	844	3	285	43	2170	0	475	1	117	51	5922	0	0	9227
2010	6188	7913	761	2	248	41	1866	0	364	1	100	35	5184	0	0	7804
2011	5461	6730	708	2	215	39	1635	0	311	1	88	27	4485	0	0	6785
2012	4847	5857	677	2	172	37	1467	0	248	0	81	21	3879	0	0	6056
2013	4678	5047	604	2	197	35	1257	0	226	0	64	18	3739	0	0	5386
2014	4416	4621	549	1	183	33	1086	0	200	0	54	27	3549	0	0	4996
2015	4213	3969	499	1	167	32	952	0	169	0	46	16	3379	0	0	4409
2016	4055	3265	461	1	154	30	798	0	153	0	35	11	3106	0	0	3932
2017	3945	2930	429	1	144	0	717	0	142	0	30	8	3087	0	0	3525
2018	3861	2553	388	1	135	0	635	0	127	0	25	7	3013	0	0	3181
2019	3724	2147	348	1	126	0	563	0	107	0	20	6	2825	0	0	2865
2020	3633	1924	328	1	117	0	517	0	98	0	18	5	2775	0	0	2625
2021	3509	1687	309	1	96	0	477	0	81	0	17	4	2664	0	0	2393
Subt	164247	215379	17318	38	5748	665	48705	0	13702	10	2606	3109	120634	0	0	219843
60 Yr	114632	13045	4677	2	793	0	8941	0	195	1	138	8	82196	0	0	41946
Totl	278879	228424	21995	40	6542	665	57646	0	13897	10	2744	3116	202830	0	0	261789

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

	Intangible		Tangible			CEDIP	Total	Net	Cum	ARTC	Aband		Loan Repmt		Cash	Cum
Year	CEE	CDE	Cl 41	Plant	Other	COGPE	Cap	Rev	NetRev	CapGCA	Cost	Ovhd	Prin	Int	Flow	CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	2979	2056	0	750	0	5785	27954	27954	500	0	0	0	0	28454	28454
2003	0	1112	554	0	406	0	2072	31674	59628	500	0	0	0	0	32174	60628
2004	0	618	22	0	0	0	640	26356	85984	500	0	0	0	0	26856	87484
2005	0	0	23	0	0	0	23	21002	106986	500	0	0	0	0	21502	108986
2006	0	0	23	0	0	0	23	16731	123718	363	0	0	0	0	17094	126081
2007	0	13	0	0	0	0	13	13273	136991	263	0	0	0	0	13536	139617
2008	0	0	0	0	0	0	0	11113	148104	196	0	0	0	0	11309	150926
2009	0	0	0	0	0	0	0	9227	157330	147	0	0	0	0	9374	160299
2010	0	0	0	0	0	0	0	7804	165134	113	0	0	0	0	7917	168216
2011	0	0	0	0	149	0	149	6636	171770	92	0	0	0	0	6728	174944
2012	0	0	0	0	0	0	0	6056	177827	83	0	0	0	0	6139	181084
2013	0	15	0	0	0	0	15	5371	183197	62	0	0	0	0	5433	186516
2014	0	0	0	0	0	0	0	4996	188194	47	0	0	0	0	5043	191560
2015	0	0	0	0	0	0	0	4409	192603	37	0	0	0	0	4446	196006
2016	0	0	0	0	0	0	0	3932	196535	30	0	0	0	0	3962	199968
2017	0	0	0	0	0	0	0	3525	200060	26	0	0	0	0	3551	203519
2018	0	0	0	0	0	0	0	3181	203241	22	0	0	0	0	3203	206722
2019	0	0	0	0	0	0	0	2865	206106	19	0	0	0	0	2884	209606
2020	0	0	0	0	0	0	0	2625	208731	17	0	0	0	0	2642	212248
2021	0	0	0	0	0	0	0	2393	211123	14	0	0	0	0	2407	214654
Subt	0	4737	2678	0	1305	0	8719	211123		3531	0	0	0	0	214654	
60 Yr	0	0	0	0	0	0	0	41946		37	0	0	0	0	41983	
Totl	0	4737	2678	0	1305	0	8719	253070		3568	0	0	0	0	256638	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	138249	128690	117009	107600	102260	91283	82741
Cash Flow	140676	130973	119107	109541	104109	92939	84242

Includes ARTC on Selected Properties

Table: D-2B

Proven Developed, Producing

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Jan 01, 2002
INCLUDES ARTC
SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

	Reserves								
	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	111960.3	59140	311110	0.0	6464.1	4236.0	3173.6	13873.8	0.0
Co Int	6417.3	3901	39061	0.0	158.8	445.5	225.7	830.0	0.0
Co Net	5850.0	2960	32497	0.0	129.7	335.0	160.2	625.0	0.0

Net Present Value						
Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	131	205393	2548	0	0	207941
10.0	107	112653	1846	0	0	114499
12.0	103	105167	1755	0	0	106922
15.0	98	96063	1636	0	0	97699
18.0	94	88763	1534	0	0	90297
20.0	91	84631	1474	0	0	86105
25.0	84	76158	1346	0	0	77504
30.0	79	69577	1241	0	0	70818

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	2310	23281	18427	28695	2549	6573	2073	12103	0	41	500	29381
2003	1846	17514	15785	25211	2197	5309	1837	10977	0	22	500	25548
2004	1493	13371	13509	19388	1899	4047	1467	10055	0	22	393	19598
2005	1204	10857	11189	15893	1701	3232	1228	9140	0	23	282	15442
2006	894	8834	8733	13272	1491	2642	938	7617	0	23	201	12477
2007	726	6835	7360	10459	1266	2159	625	6428	0	0	144	10017
2008	590	5704	6234	8966	1145	1856	499	5726	0	0	109	8372
2009	468	4582	5211	7371	1037	1616	365	4552	0	0	83	7170
2010	415	3806	4674	6253	937	1424	278	3988	0	0	65	6239
2011	388	3179	4442	5336	844	1252	249	3665	0	0	49	5506
2012	363	2690	4231	4628	756	1110	220	3402	0	0	39	4921
2013	345	2339	4092	4118	681	992	200	3296	0	0	33	4435
2014	320	2067	3859	3689	637	886	179	3142	0	0	27	4005
2015	300	1832	3677	3318	593	795	159	3024	0	0	23	3634
2016	284	1538	3538	2824	555	678	144	2803	0	0	19	3311
2017	272	1387	3445	2580	495	616	134	2789	0	0	17	2997
2018	262	1206	3375	2277	456	550	120	2733	0	0	15	2720
2019	248	1004	3251	1931	412	488	102	2553	0	0	13	2464
2020	238	888	3171	1732	388	449	94	2502	0	0	11	2258
2021	226	776	3058	1549	355	417	76	2424	0	0	9	2054
Subt			131262	169491	20392	37090	10987	102919	0	131	2532	172550
60 Yr			84906	10115	4148	6579	186	57028	0	0	16	35392
Totl			216167	179606	24540	43668	11173	159947	0	131	2548	207941
Discounted	@10.0%		82299	112842	12328	24573	7678	62458	0	107	1846	114499
Cash	@12.0%		75436	105789	11331	22963	7258	57065	0	103	1755	106922
Streams	@15.0%		67557	96981	10140	20994	6722	50800	0	98	1636	97699

Includes ARTC on Selected Properties

Table: D-2B

Proven Developed,
Producing

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Jan 01, 2002
INCLUDES ARTC
PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

Year	Oil Wells	Oil Daily	Oil Gross	Oil Co Int	Oil Co Net	Oil Price	Solution Pipeline Gas Gross	Solution Pipeline Gas Co Int	Solution Pipeline Gas Co Net	Solution Pipeline Gas Price	Non-Assoc / Assoc Pipeline Gas Wells	Non-Assoc / Assoc Pipeline Gas Daily	Non-Assoc / Assoc Pipeline Gas Gross	Non-Assoc / Assoc Pipeline Gas Co Int	Non-Assoc / Assoc Pipeline Gas Co Net	Non-Assoc / Assoc Pipeline Gas Price
----		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	962.0	16030	5850.9	843.2	730.5	22.01	4761	619	482	3.76	360.0	201658	73605	7878	6527	3.41
2003	957.0	14496	5290.9	673.8	593.6	23.60	3256	496	385	4.31	349.0	149027	54395	5896	4888	4.00
2004	951.0	13250	4836.3	545.1	485.6	24.97	2975	423	326	4.32	335.0	81398	29710	4457	3692	4.03
2005	943.0	12208	4455.8	439.4	393.4	25.67	2735	362	278	4.33	320.0	73958	26995	3601	2988	4.08
2006	916.0	11111	4055.4	326.3	293.6	26.96	2486	280	214	4.38	315.0	62350	22758	2944	2452	4.20
2007	853.0	10387	3791.2	265.1	240.2	27.97	2185	143	103	4.28	295.0	30516	11138	2352	1961	4.31
2008	850.0	9720	3547.9	215.5	196.1	29.11	2025	117	83	4.36	286.0	27010	9858	1966	1640	4.44
2009	791.0	9069	3310.0	171.0	156.5	30.64	1916	104	74	4.48	260.0	23722	8659	1568	1298	4.55
2010	768.0	8631	3150.3	151.4	139.5	31.02	1816	91	64	4.64	253.0	21119	7708	1298	1071	4.65
2011	760.0	8221	3000.5	141.5	130.6	31.51	1721	84	59	4.74	237.0	18854	6882	1076	886	4.76
2012	738.0	7885	2878.0	132.5	122.4	32.01	1638	76	53	4.84	232.0	16831	6143	906	745	4.87
2013	737.0	7593	2771.6	126.0	116.7	32.56	1567	72	50	4.94	209.0	15107	5514	782	645	4.97
2014	736.0	7254	2647.8	116.9	108.6	33.08	1483	66	46	5.03	206.0	13823	5045	689	571	5.04
2015	699.0	6868	2506.7	109.7	102.2	33.60	1402	60	42	5.11	202.0	12624	4608	609	508	5.11
2016	698.0	6643	2424.8	103.8	96.9	34.17	1346	56	39	5.21	196.0	11221	4096	505	427	5.20
2017	697.0	6434	2348.3	99.4	92.9	34.74	1293	53	37	5.30	195.0	10380	3789	453	385	5.27
2018	697.0	6236	2276.3	95.7	89.7	35.33	1245	51	36	5.40	194.0	9383	3425	389	334	5.36
2019	697.0	6045	2206.3	90.7	85.1	35.92	1198	48	34	5.50	188.0	7933	2896	319	276	5.48
2020	696.0	5865	2140.7	87.0	81.8	36.52	1155	46	32	5.59	170.0	6970	2544	278	242	5.57
2021	696.0	5610	2047.6	82.6	77.8	37.11	1093	43	30	5.69	152.0	6397	2335	241	210	5.66
Subt			65537.3	4816.3	4333.7		39297	3290	2466				292102	38206	31748	
60 Yr			46423.0	1600.9	1516.3		19843	611	493				19008	855	749	
Totl			111960.	6417.3	5850.0		59140	3901	2960				311110	39061	32497	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

Year	Propane Gross	Propane CoInt	Propane CoNet	Propane Price	Butane Gross	Butane CoInt	Butane CoNet	Butane Price	PentanePlus Gross	PentanePlus CoInt	PentanePlus CoNet	PentanePlus Price
----	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2002	1263.0	23.3	19.5	14.08	474.8	55.5	42.7	13.76	316.1	26.4	19.4	28.60
2003	863.0	17.9	15.0	14.66	273.9	44.4	34.3	14.18	224.8	21.6	15.9	29.84
2004	391.0	12.3	10.2	15.54	252.4	38.0	29.2	14.62	204.1	18.8	13.7	30.77
2005	379.3	11.5	9.5	15.69	234.5	33.3	25.5	14.98	186.1	16.4	12.0	31.45
2006	322.2	8.9	7.4	15.46	219.1	29.5	22.5	15.34	169.6	14.3	10.4	32.09
2007	96.0	3.0	2.5	13.37	205.3	26.3	20.0	15.66	156.1	12.8	9.3	32.76
2008	92.8	2.8	2.3	13.39	192.7	23.5	17.8	16.01	143.6	11.5	8.3	33.44
2009	89.8	2.6	2.1	13.45	181.3	21.0	15.9	16.37	132.5	10.3	7.4	34.13
2010	86.7	2.2	1.8	12.77	171.0	18.9	14.3	16.72	122.7	9.3	6.6	34.76
2011	84.0	2.1	1.7	12.95	161.5	17.1	12.8	17.09	113.5	8.2	5.8	35.42
2012	81.5	2.0	1.6	13.26	152.6	15.4	11.5	17.45	102.6	7.3	5.1	36.23
2013	79.2	2.0	1.6	13.55	144.2	13.9	10.4	17.79	93.4	6.5	4.5	36.97
2014	76.3	1.9	1.5	13.65	136.6	12.7	9.4	18.16	87.6	6.0	4.1	37.59
2015	73.6	1.8	1.4	13.74	129.5	11.5	8.5	18.52	82.3	5.6	3.8	38.19
2016	71.6	1.7	1.4	14.06	123.0	10.5	7.7	18.91	77.4	5.2	3.5	38.83
2017	69.7	1.7	1.4	14.37	116.9	9.6	7.1	19.30	72.8	4.8	3.2	39.46
2018	67.8	1.6	1.3	14.69	110.5	8.5	6.2	19.70	67.5	4.3	2.9	40.14
2019	66.0	1.6	1.3	15.02	104.4	7.4	5.4	20.10	59.6	3.7	2.5	41.05
2020	64.3	1.6	1.3	15.35	99.6	6.9	4.9	20.50	55.4	3.5	2.3	41.77
2021	62.7	1.5	1.2	15.69	94.8	6.3	4.5	20.92	52.8	3.2	2.1	42.40
Subt	4380.6	104.1	85.9		3578.6	410.3	310.7		2520.4	199.9	142.6	
60 Yr	2083.5	54.8	43.8		657.4	35.1	24.3		653.2	25.8	17.6	
Totl	6464.1	158.8	129.7		4236.0	445.5	335.0		3173.6	225.7	160.2	

Includes ARTC on Selected Properties

Table: D-2B

Proven Developed, Producing

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Jan 01, 2002
INCLUDES ARTC
FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
----	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	18427	28695	1802	0	684	63	6212	0	2069	0	341	706	12103	0	0	28922
2003	15785	25211	1499	0	639	59	5036	0	1830	0	264	544	10977	0	0	25070
2004	13509	19388	1290	0	552	56	3930	0	1459	0	212	337	10055	0	0	19228
2005	11189	15893	1164	0	484	53	3170	0	1220	0	175	244	9140	0	0	15183
2006	8733	13272	1023	0	418	51	2622	0	929	0	143	172	7617	0	0	12299
2007	7360	10459	848	0	370	48	2213	0	612	0	116	75	6428	0	0	9873
2008	6234	8966	776	0	323	46	1915	0	487	0	99	52	5726	0	0	8263
2009	5211	7371	713	0	280	43	1678	0	353	0	85	35	4552	0	0	7087
2010	4674	6253	652	0	244	41	1481	0	267	0	74	28	3988	0	0	6174
2011	4442	5336	595	0	211	39	1304	0	239	0	65	23	3665	0	0	5457
2012	4231	4628	551	0	168	37	1156	0	214	0	59	19	3402	0	0	4882
2013	4092	4118	511	0	134	35	1034	0	197	0	55	16	3296	0	0	4402
2014	3859	3689	478	0	126	33	925	0	176	0	49	13	3142	0	0	3978
2015	3677	3318	447	0	114	32	830	0	156	0	44	11	3024	0	0	3611
2016	3538	2824	420	0	105	30	706	0	142	0	34	9	2803	0	0	3292
2017	3445	2580	396	0	99	0	641	0	131	0	30	8	2789	0	0	2980
2018	3375	2277	363	0	93	0	572	0	117	0	26	7	2733	0	0	2705
2019	3251	1931	324	0	88	0	507	0	99	0	21	5	2553	0	0	2451
2020	3171	1732	306	0	81	0	467	0	90	0	19	4	2502	0	0	2247
2021	3058	1549	292	0	63	0	433	0	74	0	18	4	2424	0	0	2045
Subt	131262	169491	14450	0	5276	665	36832	0	10861	0	1929	2313	102919	0	0	170149
60 Yr	84906	10115	3665	0	483	0	6709	0	162	0	112	6	57028	0	0	35376
Totl	216167	179606	18115	0	5759	665	43540	0	11023	0	2040	2319	159947	0	0	205525

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
----	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	20	22	0	0	0	41	28881	28881	500	0	0	0	0	29381	29381
2003	0	0	22	0	0	0	22	25048	53929	500	0	0	0	0	25548	54929
2004	0	0	22	0	0	0	22	19205	73134	393	0	0	0	0	19598	74527
2005	0	0	23	0	0	0	23	15160	88294	282	0	0	0	0	15442	89969
2006	0	0	23	0	0	0	23	12276	100571	201	0	0	0	0	12477	102447
2007	0	0	0	0	0	0	0	9873	110443	144	0	0	0	0	10017	112463
2008	0	0	0	0	0	0	0	8263	118706	109	0	0	0	0	8372	120835
2009	0	0	0	0	0	0	0	7087	125793	83	0	0	0	0	7170	128005
2010	0	0	0	0	0	0	0	6174	131967	65	0	0	0	0	6239	134244
2011	0	0	0	0	0	0	0	5457	137424	49	0	0	0	0	5506	139750
2012	0	0	0	0	0	0	0	4882	142306	39	0	0	0	0	4921	144671
2013	0	0	0	0	0	0	0	4402	146709	33	0	0	0	0	4435	149107
2014	0	0	0	0	0	0	0	3978	150687	27	0	0	0	0	4005	153112
2015	0	0	0	0	0	0	0	3611	154298	23	0	0	0	0	3634	156746
2016	0	0	0	0	0	0	0	3292	157589	19	0	0	0	0	3311	160056
2017	0	0	0	0	0	0	0	2980	160570	17	0	0	0	0	2997	163054
2018	0	0	0	0	0	0	0	2705	163275	15	0	0	0	0	2720	165774
2019	0	0	0	0	0	0	0	2451	165726	13	0	0	0	0	2464	168238
2020	0	0	0	0	0	0	0	2247	167973	11	0	0	0	0	2258	170496
2021	0	0	0	0	0	0	0	2045	170018	9	0	0	0	0	2054	172550
Subt	0	20	112	0	0	0	131	170018		2532	0	0	0	0	172550	
60 Yr	0	0	0	0	0	0	0	35376		16	0	0	0	0	35392	
Totl	0	20	112	0	0	0	131	205393		2548	0	0	0	0	207941	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	112653	105167	96063	88763	84631	76158	69577
Cash Flow	114499	106922	97699	90297	86105	77504	70818

Includes ARTC on Selected Properties

Sproule

Table: D-2C

Proven Developed,
Non-Producing

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prods Start Jan 01, 2002
INCLUDES ARTC
SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	0.0	0	60871	0.0	1071.7	585.2	370.6	2027.5	6.1
Co Int	0.0	0	5549	0.0	15.4	23.2	12.3	50.9	3.0
Co Net	0.0	0	4461	0.0	10.8	14.9	7.8	33.5	2.3

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	427	14258	636	0	0	14894
10.0	372	9930	385	0	0	10315
12.0	362	9392	353	0	0	9745
15.0	348	8697	313	0	0	9010
18.0	335	8107	278	0	0	8385
20.0	327	7761	258	0	0	8019
25.0	308	7022	217	0	0	7239
30.0	291	6424	184	0	0	6609

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	2501	0	3131	170	484	84	471	0	21	0	2240
2003	0	2750	0	4157	181	802	113	703	0	406	0	2315
2004	0	2574	0	3938	149	833	85	705	0	0	107	2572
2005	0	1811	0	2770	111	582	55	533	0	0	140	1851
2006	0	1289	0	2007	85	427	33	389	0	0	104	1347
2007	0	960	0	1516	67	312	29	320	0	0	77	998
2008	0	684	0	1107	53	222	25	246	0	0	55	721
2009	0	503	0	831	43	156	20	204	0	0	39	533
2010	0	391	0	657	36	116	18	178	0	0	29	410
2011	0	299	0	510	28	82	16	154	0	0	20	306
2012	0	233	0	404	21	57	15	138	0	0	14	229
2013	0	209	0	309	76	42	20	117	0	0	10	216
2014	0	153	0	217	70	31	18	83	0	0	8	163
2015	0	121	0	168	64	24	17	61	0	0	6	135
2016	0	91	0	121	59	18	15	44	0	0	5	108
2017	0	82	0	110	54	15	14	42	0	0	4	96
2018	0	74	0	100	50	13	13	41	0	0	3	86
2019	0	67	0	91	46	12	11	40	0	0	3	77
2020	0	60	0	83	42	10	10	39	0	0	3	68
2021	0	55	0	76	39	9	10	39	0	0	2	60
Subt			0	22303	1443	4247	621	4548	0	427	629	14531
20 Yr			0	320	333	32	59	206	0	0	7	363
Totl			0	22624	1776	4280	681	4754	0	427	636	14894
Discounted @10.0%			0	15920	848	3045	404	3018	0	372	385	10315
Cash @12.0%			0	15052	775	2878	377	2818	0	362	353	9745
Streams @15.0%			0	13925	690	2660	344	2566	0	348	313	9010

Includes ARTC on Selected Properties

Table: D-2C

Proven Developed,
Non-Producing

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Jan 01, 2002
INCLUDES ARTC
PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

Year	Non-Assoc / Assoc Pipeline Gas Wells	Daily	Gross	Co Int	Co Net	Price
		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	15.0	33306	12157	913	789	3.43
2003	18.0	34166	12471	1004	796	4.14
2004	18.0	29278	10686	940	723	4.19
2005	18.0	20260	7395	661	511	4.19
2006	17.0	13932	5085	471	365	4.27
2007	16.0	9646	3521	350	274	4.33
2008	15.0	6688	2441	250	197	4.43
2009	13.0	4698	1715	184	147	4.53
2010	13.0	3552	1297	143	115	4.61
2011	11.0	2129	777	109	89	4.68
2012	11.0	963	352	85	71	4.75
2013	7.0	964	352	76	66	4.83
2014	5.0	805	294	56	48	4.87
2015	4.0	696	254	44	38	4.96
2016	3.0	599	218	33	28	5.04
2017	3.0	544	199	30	26	5.11
2018	3.0	495	181	27	23	5.18
2019	3.0	450	164	24	21	5.26
2020	3.0	410	150	22	19	5.34
2021	3.0	373	136	20	18	5.42
Subt			59843	5442	4363	
20 Yr			1028	107	98	
Totl			60871	5549	4461	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

Year	Propane Gross	Propane ColInt	Propane CoNet	Propane Price	Butane Gross	Butane ColInt	Butane CoNet	Butane Price	PentanePlus Gross	PentanePlus ColInt	PentanePlus CoNet	PentanePlus Price	Sulphur Gross	Sulphur ColInt	Sulphur CoNet	Sulphur Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	MLt	MLt	MLt	$/Lt
2002	235.7	3.4	2.4	15.11	125.6	3.5	2.3	15.27	80.4	2.2	1.5	28.27	0.7	0.4	0.3	0.00
2003	235.7	3.4	2.4	15.75	125.4	3.5	2.3	15.93	80.5	2.3	1.5	29.51	0.7	0.3	0.3	5.08
2004	198.3	2.9	2.0	16.14	105.7	3.0	1.9	16.33	67.5	1.7	1.1	29.82	0.6	0.3	0.2	10.30
2005	135.4	1.9	1.4	16.41	72.7	2.3	1.5	16.50	46.2	1.2	0.8	30.04	0.5	0.3	0.2	15.69
2006	92.5	1.3	0.9	16.69	50.2	1.8	1.2	16.67	31.8	0.9	0.6	30.47	0.5	0.2	0.2	15.92
2007	63.2	0.9	0.6	16.96	34.7	1.5	1.0	16.86	21.9	0.7	0.4	30.91	0.4	0.2	0.2	16.16
2008	43.1	0.6	0.4	17.25	24.1	1.2	0.8	17.07	15.1	0.6	0.4	31.36	0.4	0.2	0.1	16.40
2009	29.5	0.4	0.3	17.53	16.8	1.0	0.6	17.28	10.5	0.5	0.3	31.82	0.3	0.2	0.1	16.65
2010	22.2	0.3	0.2	17.82	12.9	0.9	0.5	17.54	8.0	0.4	0.2	32.32	0.3	0.1	0.1	16.90
2011	12.3	0.2	0.1	18.11	7.6	0.7	0.4	17.74	4.6	0.3	0.2	32.77	0.2	0.1	0.1	17.15
2012	3.8	0.1	0.0	18.37	3.1	0.6	0.3	17.91	1.7	0.2	0.1	33.19	0.2	0.1	0.1	17.41
2013	0.0	0.0	0.0	0.00	0.9	0.5	0.3	18.13	0.4	0.2	0.1	33.65	0.2	0.1	0.1	17.67
2014	0.0	0.0	0.0	0.00	0.8	0.4	0.3	18.45	0.3	0.2	0.1	34.21	0.2	0.1	0.1	17.93
2015	0.0	0.0	0.0	0.00	0.7	0.4	0.2	18.78	0.3	0.1	0.1	34.78	0.1	0.1	0.1	18.20
2016	0.0	0.0	0.0	0.00	0.6	0.3	0.2	19.12	0.3	0.1	0.1	35.35	0.1	0.1	0.0	18.48
2017	0.0	0.0	0.0	0.00	0.6	0.3	0.2	19.45	0.2	0.1	0.1	35.93	0.1	0.1	0.0	18.75
2018	0.0	0.0	0.0	0.00	0.5	0.2	0.1	19.80	0.2	0.1	0.1	36.52	0.1	0.0	0.0	19.03
2019	0.0	0.0	0.0	0.00	0.4	0.2	0.1	20.15	0.2	0.1	0.1	37.12	0.1	0.0	0.0	19.32
2020	0.0	0.0	0.0	0.00	0.4	0.2	0.1	20.50	0.2	0.1	0.0	37.73	0.1	0.0	0.0	19.61
2021	0.0	0.0	0.0	0.00	0.3	0.2	0.1	20.86	0.1	0.1	0.0	38.35	0.1	0.0	0.0	19.90
Subt	1071.7	15.4	10.8		584.0	22.6	14.5		370.1	12.0	7.7		5.9	2.9	2.2	
20 Yr	0.0	0.0	0.0		1.1	0.6	0.3		0.5	0.2	0.1		0.2	0.1	0.1	
Totl	1071.7	15.4	10.8		585.2	23.2	14.9		370.6	12.3	7.8		6.1	3.0	2.3	

Includes ARTC on Selected Properties

Table: D-2C

Proven Developed,
Non-Producing

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Jan 01, 2002
INCLUDES ARTC
FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	3131	168	0	2	0	408	0	92	0	38	106	471	0	0	2262
2003	0	4157	177	2	2	0	782	0	121	0	62	73	703	0	0	2721
2004	0	3938	145	3	2	0	847	0	92	1	65	43	705	0	0	2465
2005	0	2770	106	4	1	0	601	0	60	1	46	22	533	0	0	1711
2006	0	2007	81	4	1	0	447	0	35	1	34	10	389	0	0	1243
2007	0	1516	62	3	1	0	329	0	32	1	25	5	320	0	0	921
2008	0	1107	49	3	1	0	236	0	26	1	18	2	246	0	0	666
2009	0	831	39	3	1	0	166	0	22	1	13	1	204	0	0	494
2010	0	657	33	2	1	0	124	0	19	1	10	0	178	0	0	381
2011	0	510	25	2	1	0	87	0	18	1	8	0	154	0	0	286
2012	0	404	19	2	0	0	61	0	16	0	6	0	138	0	0	215
2013	0	309	15	2	60	0	45	0	14	0	-2	0	117	0	0	206
2014	0	217	13	1	55	0	33	0	13	0	-3	0	83	0	0	155
2015	0	168	12	1	51	0	26	0	12	0	-3	0	61	0	0	129
2016	0	121	11	1	47	0	19	0	10	0	-3	0	44	0	0	103
2017	0	110	9	1	44	0	17	0	9	0	-3	0	42	0	0	92
2018	0	100	8	1	40	0	14	0	9	0	-3	0	41	0	0	83
2019	0	91	8	1	37	0	12	0	8	0	-3	0	40	0	0	74
2020	0	83	7	1	34	0	11	0	7	0	-3	0	39	0	0	65
2021	0	76	6	1	32	0	9	0	6	0	-3	0	39	0	0	58
Subt	0	22303	993	38	412	0	4274	0	621	10	299	263	4548	0	0	14330
20 Yr	0	320	21	2	309	0	34	0	25	1	-32	0	206	0	0	356
Totl	0	22624	1015	40	721	0	4309	0	646	10	267	263	4754	0	0	14685

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	13	9	0	0	0	21	2240	2240	0	0	0	0	0	2240	2240
2003	0	0	0	0	406	0	406	2315	4555	0	0	0	0	0	2315	4555
2004	0	0	0	0	0	0	0	2465	7020	107	0	0	0	0	2572	7127
2005	0	0	0	0	0	0	0	1711	8731	140	0	0	0	0	1851	8978
2006	0	0	0	0	0	0	0	1243	9974	104	0	0	0	0	1347	10325
2007	0	0	0	0	0	0	0	921	10896	77	0	0	0	0	998	11324
2008	0	0	0	0	0	0	0	666	11562	55	0	0	0	0	721	12045
2009	0	0	0	0	0	0	0	494	12056	39	0	0	0	0	533	12578
2010	0	0	0	0	0	0	0	381	12437	29	0	0	0	0	410	12988
2011	0	0	0	0	0	0	0	286	12723	20	0	0	0	0	306	13294
2012	0	0	0	0	0	0	0	215	12937	14	0	0	0	0	229	13522
2013	0	0	0	0	0	0	0	206	13144	10	0	0	0	0	216	13739
2014	0	0	0	0	0	0	0	155	13299	8	0	0	0	0	163	13902
2015	0	0	0	0	0	0	0	129	13428	6	0	0	0	0	135	14037
2016	0	0	0	0	0	0	0	103	13531	5	0	0	0	0	108	14145
2017	0	0	0	0	0	0	0	92	13623	4	0	0	0	0	96	14241
2018	0	0	0	0	0	0	0	83	13706	3	0	0	0	0	86	14327
2019	0	0	0	0	0	0	0	74	13779	3	0	0	0	0	77	14403
2020	0	0	0	0	0	0	0	65	13845	3	0	0	0	0	68	14472
2021	0	0	0	0	0	0	0	58	13902	2	0	0	0	0	60	14531
Subt	0	13	9	0	406	0	427	13902		629	0	0	0	0	14531	
20 Yr	0	0	0	0	0	0	0	356		7	0	0	0	0	363	
Totl	0	13	9	0	406	0	427	14258		636	0	0	0	0	14894	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	9930	9392	8697	8107	7761	7022	6424
Cash Flow	10315	9745	9010	8385	8019	7239	6609

Includes ARTC on Selected Properties

Table: D-2D

Proven
Undeveloped

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Mar 01, 2002
INCLUDES ARTC
SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	35880.6	21977	7675	0.0	37.3	1820.5	343.1	2200.9	0.0
Co Int	1709.0	769	4642	0.0	14.0	112.8	15.4	142.2	0.0
Co Net	1546.1	537	3585	0.0	11.2	85.5	9.9	106.6	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	8161	33419	384	0	0	33803
10.0	7444	15666	195	0	0	15862
12.0	7326	14131	175	0	0	14305
15.0	7161	12249	149	0	0	12398
18.0	7007	10730	128	0	0	10858
20.0	6910	9868	117	0	0	9985
25.0	6687	8102	93	0	0	8196
30.0	6485	6739	76	0	0	6815

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	232	970	2317	1443	97	691	228	383	0	5722	0	-3167
2003	539	2511	4729	4180	286	1621	502	1117	0	1644	0	4311
2004	495	1966	4547	3260	249	1253	377	1122	0	618	0	4686
2005	403	1540	3726	2554	204	895	284	1174	0	0	78	4209
2006	350	1217	3232	2056	167	673	217	1354	0	0	58	3270
2007	280	956	2641	1644	138	513	165	1253	0	13	42	2521
2008	229	954	2203	1618	115	417	127	1209	0	0	32	2215
2009	191	731	1873	1267	95	325	98	1167	0	0	25	1671
2010	149	567	1514	1003	80	254	76	1018	0	0	19	1267
2011	91	501	1019	884	91	234	53	665	0	149	23	917
2012	49	470	616	826	111	236	18	339	0	0	30	989
2013	46	343	586	621	81	169	14	327	0	15	19	781
2014	43	401	557	715	60	134	11	325	0	0	12	875
2015	41	266	536	483	42	96	2	294	0	0	8	677
2016	39	174	517	320	32	71	1	260	0	0	6	544
2017	37	128	501	239	25	57	1	255	0	0	5	457
2018	35	91	486	175	18	47	1	239	0	0	4	397
2019	34	63	473	124	17	42	1	232	0	0	3	343
2020	32	54	461	108	16	38	1	233	0	0	3	316
2021	31	32	451	62	12	33	1	201	0	0	3	293
Subt			32985	23585	1935	7797	2177	13167	0	8161	370	27574
52 Yr			29727	2610	991	2142	8	24962	0	0	14	6229
Totl			62712	26195	2926	9940	2185	38129	0	8161	384	33802
Discounted @10.0%			21442	15164	1197	5347	1579	7766	0	7444	195	15862
Cash @12.0%			19673	14087	1098	5004	1494	6902	0	7326	175	14305
Streams @15.0%			17599	12731	979	4574	1382	5943	0	7161	149	12398

Includes ARTC on Selected Properties

Table: D-2D

Proven
Undeveloped

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Mar 01, 2002
INCLUDES ARTC
PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

	Oil						Solution Pipeline Gas				Non-Assoc / Assoc Pipeline Gas					
Year	Wells	Daily	Gross	Co Int	Co Net	Price	Gross	Co Int	Co Net	Price	Wells	Daily	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	7.0	385	140.6	84.6	67.0	27.39	221	58	44	3.00	3.0	988	361	296	217	4.29
2003	7.0	991	361.5	196.8	158.7	24.03	325	83	62	3.38	7.0	3438	1255	833	617	4.68
2004	12.0	952	347.4	180.5	152.5	25.19	283	69	51	3.42	7.0	2774	1013	648	485	4.67
2005	32.0	902	329.3	147.2	129.1	25.32	247	53	38	3.44	7.0	2196	801	509	382	4.67
2006	32.0	901	329.0	127.7	115.2	25.32	221	41	29	3.53	7.0	1758	642	403	304	4.76
2007	32.0	853	311.4	102.2	93.6	25.84	203	32	23	3.61	6.0	1397	510	317	239	4.83
2008	32.0	825	301.2	83.5	77.4	26.37	190	25	18	3.72	7.0	1515	553	323	261	4.73
2009	32.0	810	295.7	69.5	65.0	26.93	182	21	15	3.83	7.0	1162	424	246	197	4.84
2010	30.0	788	287.8	54.5	51.1	27.79	176	17	12	3.91	7.0	907	331	190	151	4.95
2011	28.0	721	263.2	33.4	31.3	30.50	172	14	10	4.04	8.0	843	308	169	132	4.92
2012	6.0	683	249.4	17.9	17.0	34.34	169	10	7	4.33	7.0	848	309	161	124	4.86
2013	6.0	702	256.4	16.8	15.9	34.94	164	9	6	4.44	7.0	619	226	116	92	5.02
2014	4.0	717	261.7	15.7	14.9	35.55	155	7	5	4.55	7.0	758	277	139	123	4.92
2015	4.0	734	268.0	14.8	14.1	36.13	159	7	5	4.64	7.0	488	178	90	81	5.02
2016	4.0	749	273.5	14.1	13.5	36.71	162	7	4	4.73	4.0	315	115	57	51	5.10
2017	4.0	762	278.2	13.4	12.8	37.31	165	6	4	4.83	4.0	229	84	40	36	5.24
2018	4.0	773	282.3	12.8	12.3	37.91	168	6	4	4.92	3.0	161	59	27	25	5.42
2019	4.0	783	285.8	12.3	11.8	38.51	170	6	4	5.02	2.0	109	40	17	15	5.65
2020	4.0	791	288.8	11.8	11.3	39.13	172	6	4	5.11	2.0	95	35	14	13	5.70
2021	4.0	798	291.4	11.3	10.9	39.75	173	5	4	5.27	2.0	68	25	6	6	5.42
Subt			5702.8	1220.9	1075.3		3875	481	349				7544	4605	3551	
52 Yr			30177.8	488.1	470.8		18101	288	188				131	37	34	
Totl			35880.6	1709.0	1546.1		21977	769	537				7675	4642	3585	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

	Propane				Butane				PentanePlus			
Year	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2002	0.0	0.0	0.0	0.00	10.2	7.1	5.7	12.30	1.4	0.4	0.2	23.52
2003	7.8	2.9	2.3	17.74	22.3	15.8	12.3	13.79	2.2	0.5	0.3	24.78
2004	6.3	2.4	1.9	18.13	20.3	13.2	10.2	14.18	2.2	0.5	0.3	27.08
2005	5.1	1.9	1.5	18.40	18.4	10.5	8.1	14.48	2.1	0.4	0.2	27.88
2006	4.1	1.5	1.2	18.68	17.0	8.4	6.5	14.78	2.1	0.3	0.2	28.58
2007	3.3	1.2	1.0	18.95	16.0	6.8	5.2	15.07	2.2	0.3	0.2	29.22
2008	2.7	1.0	0.8	19.24	15.3	5.5	4.2	15.38	2.2	0.2	0.2	29.82
2009	2.1	0.8	0.6	19.52	14.8	4.4	3.4	15.68	2.3	0.2	0.1	30.42
2010	1.7	0.7	0.5	19.81	14.5	3.6	2.7	15.97	2.3	0.2	0.1	31.01
2011	1.4	0.5	0.4	20.14	14.2	2.8	2.2	15.95	4.5	1.2	0.8	26.39
2012	1.1	0.4	0.3	20.41	14.0	2.2	1.7	15.66	7.0	2.5	1.7	26.49
2013	0.9	0.3	0.3	20.71	14.0	1.8	1.4	15.96	5.3	1.6	1.1	27.22
2014	0.7	0.3	0.2	21.01	14.0	1.5	1.2	16.26	4.2	1.0	0.7	28.00
2015	0.0	0.0	0.0	21.32	14.1	1.3	1.0	16.55	3.6	0.7	0.4	28.93
2016	0.0	0.0	0.0	0.00	14.0	1.0	0.7	16.83	3.2	0.4	0.3	29.99
2017	0.0	0.0	0.0	0.00	14.2	0.9	0.6	17.13	2.9	0.3	0.2	31.41
2018	0.0	0.0	0.0	0.00	14.3	0.8	0.6	17.43	2.6	0.1	0.1	35.74
2019	0.0	0.0	0.0	0.00	14.4	0.7	0.5	17.74	2.7	0.1	0.1	36.37
2020	0.0	0.0	0.0	0.00	14.5	0.6	0.4	18.05	2.7	0.1	0.1	37.01
2021	0.0	0.0	0.0	0.00	14.5	0.4	0.3	18.21	2.7	0.1	0.1	37.65
Subt	37.3	14.0	11.2		304.9	89.1	68.9		60.3	10.9	7.4	
52 Yr	0.0	0.0	0.0		1515.6	23.7	16.6		282.8	4.5	2.6	
Totl	37.3	14.0	11.2		1820.5	112.8	85.5		343.1	15.4	9.9	

Table: D-2D

Proven Undeveloped

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Mar 01, 2002
INCLUDES ARTC
FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	2317	1443	97	0	0	0	642	0	230	0	26	74	383	0	0	2555
2003	4729	4180	282	0	4	0	1531	0	512	0	66	146	1117	0	0	5955
2004	4547	3260	242	0	7	0	1198	0	384	0	54	101	1122	0	0	5304
2005	3726	2554	198	0	6	0	866	0	289	0	43	67	1174	0	0	4131
2006	3232	2056	162	0	5	0	662	0	221	0	34	40	1354	0	0	3212
2007	2641	1644	133	0	5	0	513	0	169	0	28	24	1253	0	0	2493
2008	2203	1618	110	0	4	0	407	0	130	0	23	29	1209	0	0	2183
2009	1873	1267	91	0	4	0	326	0	100	0	19	15	1167	0	0	1646
2010	1514	1003	76	0	4	0	260	0	78	0	15	7	1018	0	0	1248
2011	1019	884	88	0	3	0	244	0	54	0	15	4	665	0	0	1042
2012	616	826	108	0	3	0	249	0	18	0	16	2	339	0	0	959
2013	586	621	78	0	3	0	178	0	15	0	11	2	327	0	0	777
2014	557	715	58	0	2	0	128	0	11	0	8	13	325	0	0	863
2015	536	483	40	0	2	0	96	0	2	0	5	6	294	0	0	669
2016	517	320	30	0	2	0	73	0	1	0	4	2	260	0	0	538
2017	501	239	23	0	2	0	59	0	1	0	3	1	255	0	0	452
2018	486	175	17	0	2	0	49	0	1	0	3	0	239	0	0	393
2019	473	124	16	0	1	0	44	0	1	0	2	0	232	0	0	340
2020	461	108	14	0	1	0	40	0	1	0	2	0	233	0	0	313
2021	451	62	11	0	1	0	34	0	1	0	2	0	201	0	0	290
Subt	32985	23585	1874	0	60	0	7599	0	2220	0	378	534	13167	0	0	35364
52 Yr	29727	2610	990	0	1	0	2199	0	9	0	58	1	24962	0	0	6215
Totl	62712	26195	2865	0	62	0	9798	0	2228	0	436	535	38129	0	0	41579

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Intangible CEE	Intangible CDE	Tangible C1 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	2947	2025	0	750	0	5722	-3167	-3167	0	0	0	0	0	-3167	-3167
2003	0	1112	532	0	0	0	1644	4311	1145	0	0	0	0	0	4311	1145
2004	0	618	0	0	0	0	618	4686	5830	0	0	0	0	0	4686	5830
2005	0	0	0	0	0	0	0	4131	9961	78	0	0	0	0	4209	10039
2006	0	0	0	0	0	0	0	3212	13173	58	0	0	0	0	3270	13309
2007	0	13	0	0	0	0	13	2479	15652	42	0	0	0	0	2521	15830
2008	0	0	0	0	0	0	0	2183	17835	32	0	0	0	0	2215	18045
2009	0	0	0	0	0	0	0	1646	19482	25	0	0	0	0	1671	19717
2010	0	0	0	0	0	0	0	1248	20730	19	0	0	0	0	1267	20984
2011	0	0	0	0	149	0	149	894	21624	23	0	0	0	0	917	21901
2012	0	0	0	0	0	0	0	959	22583	30	0	0	0	0	989	22890
2013	0	15	0	0	0	0	15	762	23345	19	0	0	0	0	781	23671
2014	0	0	0	0	0	0	0	863	24208	12	0	0	0	0	875	24546
2015	0	0	0	0	0	0	0	669	24877	8	0	0	0	0	677	25223
2016	0	0	0	0	0	0	0	538	25415	6	0	0	0	0	544	25767
2017	0	0	0	0	0	0	0	452	25867	5	0	0	0	0	457	26224
2018	0	0	0	0	0	0	0	393	26260	4	0	0	0	0	397	26621
2019	0	0	0	0	0	0	0	340	26600	3	0	0	0	0	343	26964
2020	0	0	0	0	0	0	0	313	26913	3	0	0	0	0	316	27280
2021	0	0	0	0	0	0	0	290	27204	3	0	0	0	0	293	27574
Subt	0	4705	2557	0	899	0	8161	27204		370	0	0	0	0	27574	
52 Yr	0	0	0	0	0	0	0	6215		14	0	0	0	0	6229	
Totl	0	4705	2557	0	899	0	8161	33419		384	0	0	0	0	33802	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	15666	14131	12249	10730	9868	8102	6739
Cash Flow	15862	14305	12398	10858	9985	8196	6815

Includes ARTC on Selected Properties

Table: D-2E

Probable

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Jan 01, 2002
INCLUDES ARTC
SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

	Reserves								
	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	6321.6	3577	17052	0.0	71.9	257.1	191.6	520.6	0.0
Co Int	2806.4	945	6401	0.0	1.0	59.2	40.1	100.3	0.0
Co Net	2573.0	673	5562	0.0	0.7	43.1	30.2	74.0	0.0

Net Present Value						
Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	7250	70891	644	0	0	71535
10.0	5831	18223	206	0	0	18430
12.0	5605	15841	177	0	0	16017
15.0	5294	13157	143	0	0	13300
18.0	5013	11159	118	0	0	11277
20.0	4840	10087	104	0	0	10191
25.0	4454	8022	78	0	0	8100
30.0	4122	6547	60	0	0	6608

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	59	977	450	1144	10	225	85	166	0	2178	0	-1050
2003	271	1556	2477	2133	34	650	300	510	0	0	0	3185
2004	300	1436	2704	1992	56	564	290	591	0	2215	0	1091
2005	543	1398	4630	1961	76	584	451	1222	0	2823	0	1587
2006	548	1243	4689	1793	80	496	472	1397	0	32	70	4235
2007	528	1111	4576	1650	84	427	459	1466	0	-13	54	4025
2008	470	947	4173	1457	92	365	420	1493	0	0	46	3490
2009	406	1040	3715	1623	95	321	377	1813	0	0	40	2963
2010	335	985	3212	1565	89	283	311	1839	0	0	35	2469
2011	282	913	2789	1477	87	256	254	1855	0	0	32	2021
2012	230	846	2370	1398	80	235	206	1732	0	0	29	1705
2013	184	788	1980	1331	85	214	179	1582	0	0	26	1447
2014	107	619	1307	1073	88	188	125	857	0	0	20	1319
2015	84	544	1064	962	85	173	95	654	0	15	17	1191
2016	79	583	1015	1040	79	172	77	654	0	0	16	1247
2017	70	489	923	891	77	155	59	548	0	0	14	1144
2018	67	434	889	807	76	146	54	515	0	0	13	1070
2019	68	361	915	686	77	135	50	488	0	0	11	1016
2020	67	332	923	639	76	125	50	511	0	0	10	962
2021	68	302	950	590	72	110	55	545	0	0	10	911
Subt			45751	26213	1500	5823	4367	20437	0	7250	443	36028
60 Yr			63951	7859	1859	2852	908	34604	0	0	201	35507
Totl			109702	34072	3359	8675	5275	55042	0	7250	644	71535
Discounted	@10.0%		25438	13913	691	3348	2457	10184	0	5831	206	18430
Cash	@12.0%		22330	12421	578	3024	2207	8653	0	5605	177	16017
Streams	@15.0%		18853	10688	458	2645	1907	6997	0	5294	143	13300

Includes ARTC on Selected Properties
Probable Reserves and Values Are Risked

Table: D-2E

Probable

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Jan 01, 2002
INCLUDES ARTC
PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

Year	Oil Wells	Oil Daily	Oil Gross	Oil Co Int	Oil Co Net	Oil Price	Solution Pipeline Gas Gross	Solution Pipeline Gas Co Int	Solution Pipeline Gas Co Net	Solution Pipeline Gas Price	Non-Assoc / Assoc Pipeline Gas Wells	Non-Assoc / Assoc Pipeline Gas Daily	Non-Assoc / Assoc Pipeline Gas Gross	Non-Assoc / Assoc Pipeline Gas Co Int	Non-Assoc / Assoc Pipeline Gas Co Net	Non-Assoc / Assoc Pipeline Gas Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	1.0	122	43.9	21.4	17.2	21.18	17	5	3	3.04	6.0	1381	504	352	301	3.21
2003	4.0	418	152.5	99.1	80.1	25.09	48	33	25	3.34	8.0	2341	854	535	452	3.78
2004	7.0	494	180.5	109.4	91.4	24.81	53	31	24	3.39	9.0	4670	1704	494	432	3.83
2005	28.0	764	278.8	198.2	173.0	23.42	64	34	26	3.44	9.0	5792	2114	476	416	3.87
2006	63.0	843	307.6	199.9	175.4	23.55	68	32	24	3.52	10.0	3892	1421	422	371	3.99
2007	62.0	836	305.1	192.6	169.9	23.86	70	29	22	3.57	11.0	2905	1060	377	333	4.11
2008	87.0	803	292.9	171.7	151.9	24.44	75	27	20	3.64	12.0	2160	788	319	277	4.27
2009	124.0	765	279.2	148.3	131.8	25.20	79	26	19	3.66	26.0	2067	754	354	311	4.33
2010	102.0	631	230.4	122.2	109.5	26.40	81	26	20	3.67	35.0	1842	672	334	294	4.41
2011	121.0	582	212.6	102.8	92.9	27.25	81	24	18	3.76	34.0	1532	559	309	272	4.49
2012	105.0	518	189.0	83.9	76.3	28.36	79	22	17	3.88	35.0	1300	475	287	251	4.58
2013	88.0	435	158.7	67.2	61.3	29.52	76	20	15	4.04	35.0	1416	517	267	233	4.69
2014	50.0	304	111.0	39.0	35.6	33.57	76	19	14	4.15	21.0	1220	445	207	178	4.81
2015	55.0	324	118.1	30.6	28.1	34.88	74	16	11	4.38	18.0	1103	402	183	156	4.90
2016	35.0	289	105.4	28.7	26.6	35.40	73	15	10	4.51	16.0	1177	430	198	174	4.93
2017	33.0	269	98.1	25.7	24.2	35.87	72	13	8	4.63	13.0	1035	378	166	145	5.03
2018	7.0	190	69.5	24.4	23.0	36.39	71	12	8	4.69	16.0	1022	373	146	126	5.14
2019	8.0	193	70.5	24.8	23.4	36.96	71	12	8	4.78	21.0	1078	394	119	102	5.26
2020	8.0	194	70.8	24.6	23.3	37.57	71	12	8	4.87	23.0	1028	375	109	93	5.33
2021	67.0	237	86.4	24.9	23.5	38.19	81	12	8	5.03	23.0	835	305	98	84	5.42
Subt			3361.0	1739.4	1538.2		1380	420	309				14525	5750	5000	
60 Yr			2960.6	1067.0	1034.8		2197	525	364				2526	651	562	
Totl			6321.6	2806.4	2573.0		3577	945	673				17052	6401	5562	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

Year	Propane Gross	Propane CoInt	Propane CoNet	Propane Price	Butane Gross	Butane CoInt	Butane CoNet	Butane Price	PentanePlus Gross	PentanePlus CoInt	PentanePlus CoNet	PentanePlus Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2002	0.5	0.0	0.0	15.20	1.4	0.1	0.1	14.30	1.0	0.2	0.2	26.80
2003	0.0	0.0	0.0	13.53	1.2	0.5	0.4	13.23	1.7	0.7	0.5	26.72
2004	18.7	0.3	0.2	14.24	11.7	1.1	0.9	14.49	8.4	0.8	0.6	29.23
2005	28.7	0.4	0.3	14.37	17.9	1.8	1.4	14.65	12.4	1.0	0.8	30.44
2006	15.2	0.2	0.2	14.68	11.3	1.8	1.4	14.55	8.2	1.0	0.8	31.37
2007	7.6	0.1	0.1	15.19	8.0	1.8	1.4	14.59	6.8	1.1	0.9	32.21
2008	3.4	0.0	0.0	15.76	6.4	1.8	1.4	14.78	6.4	1.2	1.0	32.92
2009	1.2	0.0	0.0	16.27	5.7	1.8	1.4	15.02	6.5	1.3	1.0	33.59
2010	-0.1	0.0	0.0	16.68	5.2	1.8	1.3	15.32	6.3	1.3	1.1	34.24
2011	-1.2	0.0	0.0	17.06	4.6	1.7	1.3	15.67	5.7	1.3	1.0	34.88
2012	-1.9	0.0	0.0	17.40	4.2	1.6	1.2	16.01	5.1	1.3	1.0	35.54
2013	0.0	0.0	0.0	0.00	5.2	1.5	1.1	16.43	5.7	1.5	1.2	36.46
2014	0.0	0.0	0.0	0.00	5.1	1.4	1.1	16.80	5.6	1.6	1.3	37.18
2015	0.0	0.0	0.0	0.00	5.1	1.3	1.0	17.17	5.4	1.5	1.2	37.76
2016	0.0	0.0	0.0	0.00	5.0	1.3	0.9	17.56	5.2	1.4	1.1	38.30
2017	0.0	0.0	0.0	0.00	5.0	1.2	0.9	17.94	5.0	1.4	1.1	38.88
2018	0.0	0.0	0.0	0.00	5.1	1.1	0.9	18.28	5.3	1.4	1.1	39.43
2019	0.0	0.0	0.0	0.00	5.2	1.1	0.8	18.63	6.4	1.4	1.1	39.75
2020	0.0	0.0	0.0	0.00	5.1	1.0	0.8	19.04	6.4	1.4	1.1	40.28
2021	0.0	0.0	0.0	0.00	4.8	1.0	0.7	19.47	5.4	1.2	1.0	40.98
Subt	71.9	1.0	0.7		123.5	26.7	20.3		119.0	24.0	18.8	
60 Yr	0.0	0.0	0.0		133.5	32.5	22.8		72.6	16.1	11.4	
Totl	71.9	1.0	0.7		257.1	59.2	43.1		191.6	40.1	30.2	

Includes ARTC on Selected Properties
Probable Reserves and Values Are Risked

Table: D-2E

Probable

ADVANTAGE ENERGY INCOME FUND
Base - Esc
Prodn Start Jan 01, 2002
INCLUDES ARTC
FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	450	1144	7	0	3	0	178	0	89	0	11	54	166	0	0	1128
2003	2477	2133	26	0	9	0	524	0	307	0	22	141	510	0	0	3185
2004	2704	1992	44	0	12	0	437	0	294	0	18	140	591	0	0	3306
2005	4630	1961	63	0	13	0	438	0	455	0	20	161	1222	0	0	4410
2006	4689	1793	61	0	19	0	368	0	476	0	18	142	1397	0	0	4197
2007	4576	1650	64	0	20	0	318	0	463	0	17	122	1466	0	0	3958
2008	4173	1457	68	0	24	0	294	0	424	0	17	83	1493	0	0	3444
2009	3715	1623	71	0	24	0	276	0	381	0	17	58	1813	0	0	2923
2010	3212	1565	72	0	17	0	255	0	315	0	17	40	1839	0	0	2434
2011	2789	1477	71	0	16	0	238	0	257	0	16	29	1855	0	0	1989
2012	2370	1398	69	0	11	0	223	0	210	0	15	23	1732	0	0	1676
2013	1980	1331	78	0	7	0	205	0	183	0	15	20	1582	0	0	1421
2014	1307	1073	82	0	6	0	179	0	128	0	14	18	857	0	0	1299
2015	1064	962	79	0	6	0	165	0	98	0	13	17	654	0	0	1189
2016	1015	1040	77	0	3	0	158	0	80	0	12	23	654	0	0	1231
2017	923	891	74	0	3	0	145	0	62	0	11	19	548	0	0	1130
2018	889	807	74	0	2	0	140	0	56	0	11	15	515	0	0	1057
2019	915	686	77	0	1	0	132	0	53	0	11	12	488	0	0	1005
2020	923	639	75	0	1	0	123	0	53	0	11	10	511	0	0	952
2021	950	590	70	0	2	0	109	0	57	0	9	9	545	0	0	901
Subt	45751	26213	1302	0	198	0	4905	0	4442	0	294	1138	20437	0	0	42836
60 Yr	63951	7859	1844	0	15	0	3168	0	932	0	392	52	34604	0	0	35306
Totl	109702	34072	3146	0	213	0	8073	0	5374	0	687	1190	55042	0	0	78141

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	1350	828	0	0	0	2178	-1050	-1050	0	0	0	0	0	-1050	-1050
2003	0	0	0	0	0	0	0	3185	2135	0	0	0	0	0	3185	2135
2004	0	1442	773	0	0	0	2215	1091	3227	0	0	0	0	0	1091	3227
2005	0	2117	706	0	0	0	2823	1587	4814	0	0	0	0	0	1587	4814
2006	0	0	0	32	0	0	32	4165	8978	70	0	0	0	0	4235	9048
2007	0	-13	0	0	0	0	-13	3971	12950	54	0	0	0	0	4025	13074
2008	0	0	0	0	0	0	0	3444	16394	46	0	0	0	0	3490	16564
2009	0	0	0	0	0	0	0	2923	19317	40	0	0	0	0	2963	19527
2010	0	0	0	0	0	0	0	2434	21750	35	0	0	0	0	2469	21995
2011	0	0	0	0	0	0	0	1989	23739	32	0	0	0	0	2021	24016
2012	0	0	0	0	0	0	0	1676	25416	29	0	0	0	0	1705	25722
2013	0	0	0	0	0	0	0	1421	26837	26	0	0	0	0	1447	27169
2014	0	0	0	0	0	0	0	1299	28135	20	0	0	0	0	1319	28487
2015	0	15	0	0	0	0	15	1174	29309	17	0	0	0	0	1191	29678
2016	0	0	0	0	0	0	0	1231	30540	16	0	0	0	0	1247	30925
2017	0	0	0	0	0	0	0	1130	31670	14	0	0	0	0	1144	32069
2018	0	0	0	0	0	0	0	1057	32727	13	0	0	0	0	1070	33139
2019	0	0	0	0	0	0	0	1005	33732	11	0	0	0	0	1016	34155
2020	0	0	0	0	0	0	0	952	34684	10	0	0	0	0	962	35117
2021	0	0	0	0	0	0	0	901	35585	10	0	0	0	0	911	36028
Subt	0	4912	2306	32	0	0	7250	35585		443	0	0	0	0	36028	
60 Yr	0	0	0	0	0	0	0	35306		201	0	0	0	0	35507	
Totl	0	4912	2306	32	0	0	7250	70891		644	0	0	0	0	71535	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	18223	15841	13157	11159	10087	8022	6547
Cash Flow	18430	16017	13300	11277	10191	8100	6608

Includes ARTC on Selected Properties
Probable Reserves and Values Are Risked

Table: D-2F

Proven Developed, Producing

Corporate ARTC, Alberta
ALBERTA ROYALTY TAX CREDIT
Prodn Start:

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0
Co Int	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0
Co Net	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	0	0	2548	0	0	2548
10.0	0	0	1846	0	0	1846
12.0	0	0	1755	0	0	1755
15.0	0	0	1636	0	0	1636
18.0	0	0	1534	0	0	1534
20.0	0	0	1474	0	0	1474
25.0	0	0	1346	0	0	1346
30.0	0	0	1241	0	0	1241

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	0	0	0	0	0	0	0	0	0	500	500
2003	0	0	0	0	0	0	0	0	0	0	500	500
2004	0	0	0	0	0	0	0	0	0	0	393	393
2005	0	0	0	0	0	0	0	0	0	0	282	282
2006	0	0	0	0	0	0	0	0	0	0	201	201
2007	0	0	0	0	0	0	0	0	0	0	144	144
2008	0	0	0	0	0	0	0	0	0	0	109	109
2009	0	0	0	0	0	0	0	0	0	0	83	83
2010	0	0	0	0	0	0	0	0	0	0	65	65
2011	0	0	0	0	0	0	0	0	0	0	49	49
2012	0	0	0	0	0	0	0	0	0	0	39	39
2013	0	0	0	0	0	0	0	0	0	0	33	33
2014	0	0	0	0	0	0	0	0	0	0	27	27
2015	0	0	0	0	0	0	0	0	0	0	23	23
2016	0	0	0	0	0	0	0	0	0	0	19	19
2017	0	0	0	0	0	0	0	0	0	0	17	17
2018	0	0	0	0	0	0	0	0	0	0	15	15
2019	0	0	0	0	0	0	0	0	0	0	13	13
2020	0	0	0	0	0	0	0	0	0	0	11	11
2021	0	0	0	0	0	0	0	0	0	0	9	9
Subt			0	0	0	0	0	0	0	0	2532	2532
7 Yr			0	0	0	0	0	0	0	0	16	16
Totl			0	0	0	0	0	0	0	0	2548	2548
Discounted	@10.0%		0	0	0	0	0	0	0	0	1846	1846
Cash	@12.0%		0	0	0	0	0	0	0	0	1755	1755
Streams	@15.0%		0	0	0	0	0	0	0	0	1636	1636

Includes ARTC on Selected Properties

Table: D-2F

Proven Developed, Producing

Corporate ARTC, Alberta
ALBERTA ROYALTY TAX CREDIT
Prodn Start:

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

No production recorded for this entity.

Includes ARTC on Selected Properties

Table: D-2F

Proven Developed,
Producing

Corporate ARTC, Alberta
ALBERTA ROYALTY TAX CREDIT
Prodn Start:

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2005	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2006	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2007	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2008	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2009	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2010	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2011	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2017	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2018	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2019	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2021	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Subt	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
7 Yr	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Totl	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Dvnd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	0	0	0	0	0	0	0	0	500	0	0	0	0	500	500
2003	0	0	0	0	0	0	0	0	0	500	0	0	0	0	500	1000
2004	0	0	0	0	0	0	0	0	0	393	0	0	0	0	393	1393
2005	0	0	0	0	0	0	0	0	0	282	0	0	0	0	282	1675
2006	0	0	0	0	0	0	0	0	0	201	0	0	0	0	201	1876
2007	0	0	0	0	0	0	0	0	0	144	0	0	0	0	144	2020
2008	0	0	0	0	0	0	0	0	0	109	0	0	0	0	109	2129
2009	0	0	0	0	0	0	0	0	0	83	0	0	0	0	83	2212
2010	0	0	0	0	0	0	0	0	0	65	0	0	0	0	65	2277
2011	0	0	0	0	0	0	0	0	0	49	0	0	0	0	49	2326
2012	0	0	0	0	0	0	0	0	0	39	0	0	0	0	39	2365
2013	0	0	0	0	0	0	0	0	0	33	0	0	0	0	33	2398
2014	0	0	0	0	0	0	0	0	0	27	0	0	0	0	27	2425
2015	0	0	0	0	0	0	0	0	0	23	0	0	0	0	23	2448
2016	0	0	0	0	0	0	0	0	0	19	0	0	0	0	19	2467
2017	0	0	0	0	0	0	0	0	0	17	0	0	0	0	17	2484
2018	0	0	0	0	0	0	0	0	0	15	0	0	0	0	15	2499
2019	0	0	0	0	0	0	0	0	0	13	0	0	0	0	13	2512
2020	0	0	0	0	0	0	0	0	0	11	0	0	0	0	11	2523
2021	0	0	0	0	0	0	0	0	0	9	0	0	0	0	9	2532
Subt	0	0	0	0	0	0	0	0		2532	0	0	0	0	2532	
7 Yr	0	0	0	0	0	0	0	0		16	0	0	0	0	16	
Totl	0	0	0	0	0	0	0	0		2548	0	0	0	0	2548	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	0	0	0	0	0	0	0
Cash Flow	1846	1755	1636	1534	1474	1346	1241

Includes ARTC on Selected Properties

Table: D-2G

Proven Developed,
Non-Producing

Corporate ARTC, Alberta
ALBERTA ROYALTY TAX CREDIT
Prodn Start:

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0
Co Int	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0
Co Net	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	0	0	636	0	0	636
10.0	0	0	385	0	0	385
12.0	0	0	353	0	0	353
15.0	0	0	313	0	0	313
18.0	0	0	278	0	0	278
20.0	0	0	258	0	0	258
25.0	0	0	217	0	0	217
30.0	0	0	184	0	0	184

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	0	0	0	0	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	0	0	0	0	0	0	0	0	0	107	107
2005	0	0	0	0	0	0	0	0	0	0	140	140
2006	0	0	0	0	0	0	0	0	0	0	104	104
2007	0	0	0	0	0	0	0	0	0	0	77	77
2008	0	0	0	0	0	0	0	0	0	0	55	55
2009	0	0	0	0	0	0	0	0	0	0	39	39
2010	0	0	0	0	0	0	0	0	0	0	29	29
2011	0	0	0	0	0	0	0	0	0	0	20	20
2012	0	0	0	0	0	0	0	0	0	0	14	14
2013	0	0	0	0	0	0	0	0	0	0	10	10
2014	0	0	0	0	0	0	0	0	0	0	8	8
2015	0	0	0	0	0	0	0	0	0	0	6	6
2016	0	0	0	0	0	0	0	0	0	0	5	5
2017	0	0	0	0	0	0	0	0	0	0	4	4
2018	0	0	0	0	0	0	0	0	0	0	3	3
2019	0	0	0	0	0	0	0	0	0	0	3	3
2020	0	0	0	0	0	0	0	0	0	0	3	3
2021	0	0	0	0	0	0	0	0	0	0	2	2
Subt			0	0	0	0	0	0	0	0	629	629
5 Yr			0	0	0	0	0	0	0	0	7	7
Totl			0	0	0	0	0	0	0	0	636	636
Discounted @10.0%			0	0	0	0	0	0	0	0	385	385
Cash @12.0%			0	0	0	0	0	0	0	0	353	353
Streams @15.0%			0	0	0	0	0	0	0	0	313	313

Includes ARTC on Selected Properties

Table: D-2G

Proven Developed,
Non-Producing

Corporate ARTC, Alberta
ALBERTA ROYALTY TAX CREDIT
Prodn Start:

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

No production recorded for this entity.

Includes ARTC on Selected Properties

Table: D-2G

Proven Developed,
Non-Producing

Corporate ARTC, Alberta
ALBERTA ROYALTY TAX CREDIT
Prodn Start:

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2005	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2006	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2007	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2008	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2009	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2010	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2011	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2017	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2018	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2019	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2021	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Subt	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
5 Yr	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Totl	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	0	0	0	0	0	0	0	0	107	0	0	0	0	107	107
2005	0	0	0	0	0	0	0	0	0	140	0	0	0	0	140	247
2006	0	0	0	0	0	0	0	0	0	104	0	0	0	0	104	351
2007	0	0	0	0	0	0	0	0	0	77	0	0	0	0	77	428
2008	0	0	0	0	0	0	0	0	0	55	0	0	0	0	55	483
2009	0	0	0	0	0	0	0	0	0	39	0	0	0	0	39	522
2010	0	0	0	0	0	0	0	0	0	29	0	0	0	0	29	551
2011	0	0	0	0	0	0	0	0	0	20	0	0	0	0	20	571
2012	0	0	0	0	0	0	0	0	0	14	0	0	0	0	14	585
2013	0	0	0	0	0	0	0	0	0	10	0	0	0	0	10	595
2014	0	0	0	0	0	0	0	0	0	8	0	0	0	0	8	603
2015	0	0	0	0	0	0	0	0	0	6	0	0	0	0	6	609
2016	0	0	0	0	0	0	0	0	0	5	0	0	0	0	5	614
2017	0	0	0	0	0	0	0	0	0	4	0	0	0	0	4	618
2018	0	0	0	0	0	0	0	0	0	3	0	0	0	0	3	621
2019	0	0	0	0	0	0	0	0	0	3	0	0	0	0	3	624
2020	0	0	0	0	0	0	0	0	0	3	0	0	0	0	3	627
2021	0	0	0	0	0	0	0	0	0	2	0	0	0	0	2	629
Subt	0	0	0	0	0	0	0	0		629	0	0	0	0	629	
5 Yr	0	0	0	0	0	0	0	0		7	0	0	0	0	7	
Totl	0	0	0	0	0	0	0	0		636	0	0	0	0	636	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	0	0	0	0	0	0	0
Cash Flow	385	353	313	278	258	217	184

Includes ARTC on Selected Properties

Table: D-2H

Proven
Undeveloped

Corporate ARTC, Alberta
ALBERTA ROYALTY TAX CREDIT
Prodn Start:

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0
Co Int	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0
Co Net	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	0	0	384	0	0	384
10.0	0	0	195	0	0	195
12.0	0	0	175	0	0	175
15.0	0	0	149	0	0	149
18.0	0	0	128	0	0	128
20.0	0	0	117	0	0	117
25.0	0	0	93	0	0	93
30.0	0	0	76	0	0	76

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	0	0	0	0	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	0	0	0	0	0	0	0	0	0	0	0
2005	0	0	0	0	0	0	0	0	0	0	78	78
2006	0	0	0	0	0	0	0	0	0	0	58	58
2007	0	0	0	0	0	0	0	0	0	0	42	42
2008	0	0	0	0	0	0	0	0	0	0	32	32
2009	0	0	0	0	0	0	0	0	0	0	25	25
2010	0	0	0	0	0	0	0	0	0	0	19	19
2011	0	0	0	0	0	0	0	0	0	0	23	23
2012	0	0	0	0	0	0	0	0	0	0	30	30
2013	0	0	0	0	0	0	0	0	0	0	19	19
2014	0	0	0	0	0	0	0	0	0	0	12	12
2015	0	0	0	0	0	0	0	0	0	0	8	8
2016	0	0	0	0	0	0	0	0	0	0	6	6
2017	0	0	0	0	0	0	0	0	0	0	5	5
2018	0	0	0	0	0	0	0	0	0	0	4	4
2019	0	0	0	0	0	0	0	0	0	0	3	3
2020	0	0	0	0	0	0	0	0	0	0	3	3
2021	0	0	0	0	0	0	0	0	0	0	3	3
Subt			0	0	0	0	0	0	0	0	370	370
11 Yr			0	0	0	0	0	0	0	0	14	14
Totl			0	0	0	0	0	0	0	0	384	384
Discounted	@10.0%		0	0	0	0	0	0	0	0	195	195
Cash	@12.0%		0	0	0	0	0	0	0	0	175	175
Streams	@15.0%		0	0	0	0	0	0	0	0	149	149

Includes ARTC on Selected Properties

Table: D-2H

Proven
Undeveloped

Corporate ARTC, Alberta
ALBERTA ROYALTY TAX CREDIT
Prodn Start:

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

No production recorded for this entity.

Includes ARTC on Selected Properties

Table: D-2H

Proven
Undeveloped

Corporate ARTC, Alberta
ALBERTA ROYALTY TAX CREDIT
Prodn Start:

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

	Revenue						Royalties									
Year	Oil	Gas	NGL	Sul	Roy	Other	Crown	Prod	Res	Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2005	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2006	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2007	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2008	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2009	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2010	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2011	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2017	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2018	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2019	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2021	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Subt	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
11 Yr	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Totl	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

	Intangible		Tangible										Loan Repmt			
Year	CEE	CDE	Cl 41	Plant	Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Prin	Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2005	0	0	0	0	0	0	0	0	0	78	0	0	0	0	78	78
2006	0	0	0	0	0	0	0	0	0	58	0	0	0	0	58	136
2007	0	0	0	0	0	0	0	0	0	42	0	0	0	0	42	178
2008	0	0	0	0	0	0	0	0	0	32	0	0	0	0	32	210
2009	0	0	0	0	0	0	0	0	0	25	0	0	0	0	25	235
2010	0	0	0	0	0	0	0	0	0	19	0	0	0	0	19	254
2011	0	0	0	0	0	0	0	0	0	23	0	0	0	0	23	277
2012	0	0	0	0	0	0	0	0	0	30	0	0	0	0	30	307
2013	0	0	0	0	0	0	0	0	0	19	0	0	0	0	19	326
2014	0	0	0	0	0	0	0	0	0	12	0	0	0	0	12	338
2015	0	0	0	0	0	0	0	0	0	8	0	0	0	0	8	346
2016	0	0	0	0	0	0	0	0	0	6	0	0	0	0	6	352
2017	0	0	0	0	0	0	0	0	0	5	0	0	0	0	5	357
2018	0	0	0	0	0	0	0	0	0	4	0	0	0	0	4	361
2019	0	0	0	0	0	0	0	0	0	3	0	0	0	0	3	364
2020	0	0	0	0	0	0	0	0	0	3	0	0	0	0	3	367
2021	0	0	0	0	0	0	0	0	0	3	0	0	0	0	3	370
Subt	0	0	0	0	0	0	0	0		370	0	0	0	0	370	
11 Yr	0	0	0	0	0	0	0	0		14	0	0	0	0	14	
Totl	0	0	0	0	0	0	0	0		384	0	0	0	0	384	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	0	0	0	0	0	0	0
Cash Flow	195	175	149	128	117	93	76

Includes ARTC on Selected Properties

Table: D-2I

Probable

Corporate ARTC, Alberta
ALBERTA ROYALTY TAX CREDIT
Prodn Start:

SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0
Co Int	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0
Co Net	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	0	0	644	0	0	644
10.0	0	0	206	0	0	206
12.0	0	0	177	0	0	177
15.0	0	0	143	0	0	143
18.0	0	0	118	0	0	118
20.0	0	0	104	0	0	104
25.0	0	0	78	0	0	78
30.0	0	0	60	0	0	60

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	0	0	0	0	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	0	0	0	0	0	0	0	0	0	0	0
2005	0	0	0	0	0	0	0	0	0	0	0	0
2006	0	0	0	0	0	0	0	0	0	0	70	70
2007	0	0	0	0	0	0	0	0	0	0	54	54
2008	0	0	0	0	0	0	0	0	0	0	46	46
2009	0	0	0	0	0	0	0	0	0	0	40	40
2010	0	0	0	0	0	0	0	0	0	0	35	35
2011	0	0	0	0	0	0	0	0	0	0	32	32
2012	0	0	0	0	0	0	0	0	0	0	29	29
2013	0	0	0	0	0	0	0	0	0	0	26	26
2014	0	0	0	0	0	0	0	0	0	0	20	20
2015	0	0	0	0	0	0	0	0	0	0	17	17
2016	0	0	0	0	0	0	0	0	0	0	16	16
2017	0	0	0	0	0	0	0	0	0	0	14	14
2018	0	0	0	0	0	0	0	0	0	0	13	13
2019	0	0	0	0	0	0	0	0	0	0	11	11
2020	0	0	0	0	0	0	0	0	0	0	10	10
2021	0	0	0	0	0	0	0	0	0	0	10	10
Subt			0	0	0	0	0	0	0	0	443	443
58 Yr			0	0	0	0	0	0	0	0	201	201
Totl			0	0	0	0	0	0	0	0	644	644
Discounted	@10.0%		0	0	0	0	0	0	0	0	206	206
Cash	@12.0%		0	0	0	0	0	0	0	0	177	177
Streams	@15.0%		0	0	0	0	0	0	0	0	143	143

Includes ARTC on Selected Properties
Probable Reserves and Values Are Risked

Corporate ARTC, Alberta
ALBERTA ROYALTY TAX CREDIT
Prodn Start:

PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

No production recorded for this entity.

Includes ARTC on Selected Properties
Probable Reserves and Values Are Risked

Table: D-2I

Probable

Corporate ARTC, Alberta
ALBERTA ROYALTY TAX CREDIT
Prodn Start:

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Revenue: Oil	Revenue: Gas	Revenue: NGL	Revenue: Sul	Revenue: Roy	Revenue: Other	Royalties: Crown	Royalties: Prod	Royalties: Res	Royalties: Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2005	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2006	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2007	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2008	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2009	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2010	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2011	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2017	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2018	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2019	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2021	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Subt	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
58 Yr	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Totl	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Intangible: CEE	Intangible: CDE	Tangible: Cl 41	Tangible: Plant	Tangible: Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt: Prin	Loan Repmt: Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2005	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2006	0	0	0	0	0	0	0	0	0	70	0	0	0	0	70	70
2007	0	0	0	0	0	0	0	0	0	54	0	0	0	0	54	124
2008	0	0	0	0	0	0	0	0	0	46	0	0	0	0	46	170
2009	0	0	0	0	0	0	0	0	0	40	0	0	0	0	40	210
2010	0	0	0	0	0	0	0	0	0	35	0	0	0	0	35	245
2011	0	0	0	0	0	0	0	0	0	32	0	0	0	0	32	277
2012	0	0	0	0	0	0	0	0	0	29	0	0	0	0	29	306
2013	0	0	0	0	0	0	0	0	0	26	0	0	0	0	26	332
2014	0	0	0	0	0	0	0	0	0	20	0	0	0	0	20	352
2015	0	0	0	0	0	0	0	0	0	17	0	0	0	0	17	369
2016	0	0	0	0	0	0	0	0	0	16	0	0	0	0	16	385
2017	0	0	0	0	0	0	0	0	0	14	0	0	0	0	14	399
2018	0	0	0	0	0	0	0	0	0	13	0	0	0	0	13	412
2019	0	0	0	0	0	0	0	0	0	11	0	0	0	0	11	423
2020	0	0	0	0	0	0	0	0	0	10	0	0	0	0	10	433
2021	0	0	0	0	0	0	0	0	0	10	0	0	0	0	10	443
Subt	0	0	0	0	0	0	0	0		443	0	0	0	0	443	
58 Yr	0	0	0	0	0	0	0	0		201	0	0	0	0	201	
Totl	0	0	0	0	0	0	0	0		644	0	0	0	0	644	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	0	0	0	0	0	0	0
Cash Flow	206	177	143	118	104	78	60

Includes ARTC on Selected Properties
Probable Reserves and Values Are Risked

Table : D-3
Ranking of Properties

Proven and Probable

ADVANTAGE ENERGY INCOME FUND
As of Date : Jan, 01 2002

Property	Company Interest Reserves Oil Mbbl	Gas MMcf	NGLs Mbbl	Sul MLt	Net Present Value 0% M$	10% M$	% of Total 10% NPV %	Cum% %
North Pine	241.0	9931	236.8	0.0	35852	23665	14.9	14.9
Minor Properties, AB	398.4	8858	96.0	0.0	26999	18791	11.8	26.7
Wainwright Gas	0.0	12398	0.0	0.0	22189	14582	9.2	35.8
Vermillion	0.0	6127	0.0	0.0	19143	14074	8.8	44.7
Minor Properties, BC	2140.1	4391	125.2	0.0	52846	13529	8.5	53.2
Pembina Rose Creek	2317.1	1099	83.6	0.0	64980	12549	7.9	61.1
Wainwright Oil	2373.5	0	0.0	0.0	13792	9742	6.1	67.2
Acheson East	786.5	530	0.0	0.0	12080	8330	5.2	72.4
Silverberry	0.0	3327	79.3	0.0	11003	6519	4.1	76.5
Drumheller	839.9	237	8.8	0.0	11781	6451	4.1	80.6
Bezanson	14.1	3337	27.1	3.0	6838	5228	3.3	83.9
Corporate ARTC	0.0	0	0.0	0.0	4212	2633	1.7	85.5
Inga Unit No.3	0.0	1436	28.7	0.0	4082	2604	1.6	87.2
Joffre/Blairmore	0.0	1983	53.1	0.0	4940	2472	1.6	88.7
Turner Valley Unit No.7	0.0	1674	192.8	0.0	5171	2342	1.5	90.2
North Pembina	852.9	512	50.9	0.0	10304	2272	1.4	91.6
Chigwell	121.3	1546	51.6	0.0	2935	2217	1.4	93.0
Sunset Triassic A Unit	386.2	0	0.0	0.0	4515	2041	1.3	94.3
Giroux Lake	104.7	230	9.8	0.0	2744	2017	1.3	95.6
Ponoka	0.0	1048	30.7	0.0	2522	1567	1.0	96.6
Morningside	32.7	668	16.8	0.0	1674	1158	0.7	97.3
Alexis	91.8	716	6.4	0.0	2030	1116	0.7	98.0
FerryBank Unit	0.0	720	14.4	0.0	1565	954	0.6	98.6
Ferrybank Non-Unit	6.8	259	11.3	0.0	1224	860	0.5	99.1
Normandville	45.2	119	0.0	0.0	810	700	0.4	99.6
Steelman Unit No.3	180.5	122	0.0	0.0	1940	692	0.4	100.0
Totals	10932.6	61268	1123.4	3.0	328173	159105		

Constant Price Case

Tables C-1, on the following pages, summarizes our evaluation, based on constant prices and costs, before income taxes, of the P&NG reserves of Advantage Energy Income Fund, as of January 1, 2002. The table presents summaries of the P&NG reserves for the total proven plus probable, total proven, proven developed producing, proven developed non-producing, proven undeveloped and probable categories valuation.

The values of the solution gas reserves have been included in the values of the oil reserves.

The values of natural gas liquids have been included in the values of oil and gas. The Alberta Royalty Tax Credit (ARTC) and Alberta and British Columbia Capital GCA have been included at the corporate consolidated level only, as applicable.

National Policy No. 2-B

To comply with National Policy No. 2-B, the oil, natural gas and by-product reserves of the Company have been reclassified and the corresponding net present values of the reserves have been recalculated using current prices and costs.

The National Policy No. 2-B definitions as stated in the "Consolidated Ontario Securities Act and Regulation 1994" publication as they pertain to the reserves classifications are:

> *PROVED RESERVES*: Those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.*
>
> **Where reserves are clearly known to exist in a reservoir and would be physically recoverable but cannot be termed "proved reserves" because they are not commercially recoverable due to their remote location (i.e., frontier reserves), these reserves should be itemized separately in the report and their special circumstances should be fully explained.*

PROVED PRODUCING RESERVES: Those proved reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.

PROVED NON-PRODUCING RESERVES: Those proved reserves that are not currently producing either due to lack of facilities and/or markets.

PROBABLE ADDITIONAL RESERVES: Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggest the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

The correlation between National Policy No. 2-B definitions and those used by Sproule in the detailed evaluation of the Company's reserves can be summarized as follows:

Reserve Classification Correlation

National Policy No. 2-B	Sproule Associates Limited
PROVED	PROVEN
Proved Producing	Proven Developed Producing
Proved Non-Producing	Proven Developed Non-Producing Proven Undeveloped
PROBABLE ADDITIONAL	PROBABLE

The oil, natural gas and natural gas by-products constant prices used in this specific evaluation are based on the January 2002 price forecast of Sproule Associates Limited, which was in effect at the time of this report. The constant prices are:

Oil:		
	Edmonton Par	31.15 $/stb
	Hardisty Medium	23.20 $/stb
Natural Gas:		
	Alberta Plantgate	3.47 $/MMBtu
	Alberta Aggregator	2.83 $/MMBtu
	British Columbia Plantgate	3.53 $/MMBtu
	Saskatchewan Plantgate	3.59 $/MMBtu
Natural Gas By-Products:		
	Ethane	10.08 $/bbl
	Propane	15.56 $/bbl
	Butanes	16.73 $/bbl
	Pentanes Plus	29.25 $/bbl
	Sulphur	0.00 $/lt

The prices shown in Table C-3 are constant, but adjustments have been made to the crude oil price for quality and transportation, to the natural gas prices, and to the natural gas by-products to reflect actual prices included for each area.

The remaining assumptions relating to the calculation and evaluation of the reserves are presented in the detailed evaluation.

Table C-2 presents a summary of the reserves and net present values on a property-by-property basis and reserve category. Tables C-3 to C-3E present the total forecasts of production, net revenue and net present values, summarized by reserves category.

It is important to note that the estimate of the reserves to be recovered from an oil or gas field is the sum of all the cumulative production until an economic limit is reached. The economic limit is a function of the production forecast, future prices and operating costs (including royalties and taxes) to maintain production. Consequently, when estimates of future prices and costs are changed, economic limits are also altered. In the evaluation process, production forecasts are truncated at the economic limits and thus, reserves estimates vary with price and cost sensitivities, as is the case between escalated and constant price and cost forecasts.

Also, some entities may have reserves assigned to them under one price and cost scenario, but under less favourable price and cost projections, the net present values of the hydrocarbons that could be recovered may not be sufficient to offset the capital investment.

The values of the reserves presented in this unescalated evaluation should not be taken out of context, as they were prepared under the guidelines of constant pricing and costs and de-escalated future investments; therefore, they do not reflect our opinion of the market value of these reserves.

Table: C-1

Advantage Energy Income Fund
Summary of the Evaluation of the Company's P&NG Reserves
(As of January 1, 2002)
Constant Price Case Using December 31, 2001 Prices

	Remaining Reserves			Net Present Values Before Income Taxes (M$)			
		Company					
	Gross	Gross	Net	At 0%	At 10.0%	At 12.0%	At 15.0%
Oil (Mbbl)							
Proven Developed Producing	109,601.3	6,176.4	5,629.7	79,603	41,532	38,607	35,130
Proven Undeveloped	35,849.6	1,688.6	1,531.0	15,110	6,134	5,397	4,505
Total Proven	**145,450.9**	**7,865.0**	**7,160.6**	**94,712**	**47,666**	**44,004**	**39,636**
Probable	6,061.8	2,727.9	2,505.3	31,493	7,121	6,016	4,794
Total	**151,512.8**	**10,592.9**	**9,665.9**	**126,205**	**54,787**	**50,021**	**44,430**
Solution Gas (MMcf) (Values included with oil)							
Proven Developed Producing	58,175	3,817	2,903				
Proven Undeveloped	21,977	768	536				
Total Proven	**80,152**	**4,586**	**3,439**				
Probable	3,494	941	670				
Total	**83,646**	**5,527**	**4,109**				
Pipeline Gas (MMcf)							
Proven Developed Producing	308,024	37,743	31,379	75,380	53,011	50,257	46,725
Proven Developed Non-Producing	60,784	5,568	4,476	10,928	7,848	7,451	6,933
Proven Undeveloped	7,636	4,621	3,567	9,971	6,294	5,826	5,224
Total Proven	**376,445**	**47,932**	**39,422**	**96,279**	**67,153**	**63,534**	**58,883**
Probable	16,538	6,058	5,243	10,850	5,809	5,285	4,645
Total	**392,982**	**53,990**	**44,665**	**107,129**	**72,962**	**68,819**	**63,528**
Natural Gas Liquids (Mbbl) (Values included with oil and gas)							
Proven Developed Producing	13,780.1	821.9	619.0				
Proven Developed Non-Producing	2,027.2	50.7	33.4				
Proven Undeveloped	2,200.4	141.8	106.4				
Total Proven	**18,007.7**	**1,014.4**	**758.9**				
Probable	517.8	99.2	73.2				
Total	**18,525.6**	**1,113.7**	**832.1**				
Sulphur (Mlt) (Values included with gas)							
Proven Developed Non-Producing	6.1	6.1	6.1				
Total Proven	**6.1**	**3.0**	**2.2**				
Total	6.1	3.0	2.2				
Corporate							
Proven Developed Producing				2,169	1,640	1,569	1,474
Proven Developed Non-Producing				590	378	350	314
Proven Undeveloped				294	155	139	119
Total Proven				**3,053**	**2,173**	**2,057**	**1,906**
Probable				500	214	189	160
Total				**3,553**	**2,387**	**2,246**	**2,066**

Probable Reserves and Values Are Risked
Corporate contains: ARTC

Table: C-1

Advantage Energy Income Fund
Summary of the Evaluation of the Company's P&NG Reserves
(As of January 1, 2002)
Constant Price Case Using December 31, 2001 Prices

	Remaining Reserves			Net Present Values Before Income Taxes (M$)			
		Company					
	Gross	Gross	Net	At 0%	At 10.0%	At 12.0%	At 15.0%
GRAND TOTAL							
Proven Developed Producing				157,151	96,183	90,432	83,329
Proven Developed Non-Producing				11,518	8,226	7,801	7,247
Proven Undeveloped				25,374	12,583	11,362	9,849
Total Proven				**194,044**	**116,992**	**109,595**	**100,425**
Probable				42,843	13,144	11,491	9,599
Total				**236,887**	**130,136**	**121,086**	**110,024**

Probable Reserves and Values Are Risked
Corporate contains: ARTC

Table: C-2

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Acheson East													
Proven Developed Producing	281.5	281.5	237.4							4203	3475	3361	3205
				175	175	148							
Proven Undeveloped	257.0	257.0	212.9							3597	2519	2358	2141
				185	185	153							
Total Proven	538.5	538.5	450.3							7801	5993	5719	5346
				360	360	301							
Total Probable	248.1	248.1	206.9							3805	2114	1898	1623
				170	170	141							
Total Reserves	786.5	786.5	657.2							11605	8107	7617	6969
				530	530	442							
Alexis													
Proven Developed Producing	726.3	64.7	54.0				50.8	4.5	2.4	1153	727	676	612
				5665	504	277							
Proven Undeveloped	138.2	12.3	9.8				9.7	0.9	0.5	199	121	110	96
				1078	96	53							
Total Proven	864.5	77.0	63.9				60.5	5.4	2.9	1351	849	787	708
				6743	600	330							
Total Probable	142.8	12.7	10.6				10.0	0.9	0.5	223	73	61	48
				1114	99	55							
Total Reserves	1007.3	89.7	74.5				70.5	6.3	3.4	1575	921	848	756
				7857	700	385							
Bezanson													
Proven Developed Producing	14.1	14.1	13.3	2503	2480	1807	5.8	5.6	3.9	3924	3330	3236	3107
				17	17	12							
Proven Developed Non-Producing				1614	807	540	42.4	21.2	12.8	1303	796	738	666
							6.1	3.0	2.2				
Total Proven	14.1	14.1	13.3	4117	3287	2346	48.2	26.8	16.8	5227	4126	3974	3773
				17	17	12	6.1	3.0	2.2				
Total Reserves	14.1	14.1	13.3	4117	3287	2346	48.2	26.8	16.8	5227	4126	3974	3773
				17	17	12	6.1	3.0	2.2				
Chigwell													
Proven Developed Producing	282.2	108.2	93.5	287	275	241	53.4	35.8	29.5	1425	1190	1153	1101
				1312	798	642							
Proven Undeveloped				1117	420	335	37.3	14.0	11.2	731	471	436	389
Total Proven	282.2	108.2	93.5	1404	695	576	90.6	49.8	40.6	2156	1661	1588	1490
				1312	798	642							
Total Reserves	282.2	108.2	93.5	1404	695	576	90.6	49.8	40.6	2156	1661	1588	1490
				1312	798	642							

Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Table: C-2

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Corporate ARTC													
Proven Developed Producing										2169	1640	1569	1474
Proven Developed Non-Producing										590	378	350	314
Proven Undeveloped										294	155	139	119
Total Proven										3053	2173	2057	1906
Total Probable										500	214	189	160
Total Reserves										3553	2387	2246	2066
Drumheller													
Proven Developed Producing	261.1	261.1	236.8	74	74	49	2.7	2.7	1.8	3563	2754	2641	2491
Proven Undeveloped	176.9	176.9	152.8	50	50	35	1.8	1.8	1.3	2006	1283	1190	1068
Total Proven	438.0	438.0	389.6	123	123	84	4.6	4.6	3.1	5570	4037	3830	3560
Total Probable	398.2	398.2	360.6	112	112	77	4.2	4.2	2.8	4935	2137	1889	1596
Total Reserves	836.2	836.2	750.2	235	235	161	8.8	8.8	5.9	10505	6174	5719	5155
Ferrybank Non-Unit													
Proven Developed Producing	140.4	4.9	4.9	3614 79	256 3	242 3	161.0	11.3	10.7	958	696	660	612
Total Proven	140.4	4.9	4.9	3614 79	256 3	242 3	161.0	11.3	10.7	958	696	660	612
Total Probable	53.2	1.9	1.9	30	1	1	1.3	0.0	0.0	56	29	25	21
Total Reserves	193.6	6.8	6.8	3614 109	256 4	242 4	162.3	11.3	10.7	1014	725	685	633
FerryBank Unit													
Proven Developed Producing				8640	596	545	172.8	11.9	10.9	884	617	582	537
Total Proven				8640	596	545	172.8	11.9	10.9	884	617	582	537
Total Probable				1510	104	95	30.2	2.1	1.9	157	67	58	48
Total Reserves				10150	700	641	203.0	14.0	12.8	1041	684	641	585

Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Table: C-2

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Giroux Lake													
Proven Developed Producing	272.0	104.7	98.3				8.2	3.2	3.1	2345	1882	1812	1717
				193	74	50							
Proven Undeveloped				307	154	117	13.1	6.5	4.6	201	63	51	37
Total Proven	272.0	104.7	98.3	307	154	117	21.3	9.7	7.7	2545	1945	1862	1753
				193	74	50							
Total Reserves	272.0	104.7	98.3	307	154	117	21.3	9.7	7.7	2545	1945	1862	1753
				193	74	50							
Joffre/Blairmore													
Proven Developed Producing				3993	1218	1013	106.8	32.6	26.6	2290	1432	1330	1203
Total Proven				3993	1218	1013	106.8	32.6	26.6	2290	1432	1330	1203
Total Probable				691	691	579	18.5	18.5	15.5	1103	437	377	308
Total Reserves				4684	1910	1592	125.3	51.1	42.1	3393	1868	1707	1511
Minor Properties, AB													
Proven Developed Producing	11019.3	247.1	228.5	172461	5506	4558	3441.7	64.3	48.4	15646	11394	10867	10185
				7662	401	317							
Proven Developed Non-Producing				53128	2564	1881	1984.9	29.6	20.6	4811	3460	3268	3013
Proven Undeveloped	73.4	73.4	65.5	859	128	117				132	16	3	-13
Total Proven	11092.7	320.5	294.0	226447	8199	6556	5426.6	93.8	69.0	20589	14870	14137	13186
				7662	401	317							
Total Probable	766.7	69.0	62.3	3486	156	122	134.2	1.9	1.3	667	348	313	270
				390	9	6							
Total Reserves	11859.4	389.5	356.3	229933	8355	6678	5560.8	95.8	70.3	21256	15218	14451	13456
				8052	410	324							
Morningside													
Proven Developed Producing	134.2	32.6	27.7	1038	310	274	33.8	9.8	7.2	1067	785	747	698
				261	70	60							
Proven Undeveloped				269	269	199	6.5	6.5	3.8	219	134	121	105
Total Proven	134.2	32.6	27.7	1307	579	473	40.3	16.4	11.0	1286	919	869	803
				261	70	60							
Total Reserves	134.2	32.6	27.7	1307	579	473	40.3	16.4	11.0	1286	919	869	803
				261	70	60							

Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Table: C-2

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Normandville													
Proven Developed Producing	122.7	45.2	38.0							783	708	695	677
Proven Undeveloped				234	117	92				-15	-39	-43	-49
Total Proven	122.7	45.2	38.0	234	117	92				768	669	652	629
Total Reserves	122.7	45.2	38.0	234	117	92				768	669	652	629
North Pembina													
Proven Developed Producing	22430.2	335.0	320.2	13458	201	131	1337.4	20.0	13.6	2945	1564	1426	1260
Proven Undeveloped	34158.3	510.2	487.7	20495	306	199	2036.7	30.4	20.7	4315	451	311	174
Total Proven	56588.5	845.2	807.9	33953	507	330	3374.1	50.4	34.3	7260	2015	1737	1434
Total Reserves	56588.5	845.2	807.9	33953	507	330	3374.1	50.4	34.3	7260	2015	1737	1434
Pembina Rose Creek													
Proven Developed Producing	1048.2	1048.2	1016.7	497	497	341	37.8	37.8	26.2	21798	9673	8671	7515
Proven Undeveloped	225.0	225.0	214.8	107	107	75	8.1	8.1	5.7	2720	222	3	-249
Total Proven	1273.2	1273.2	1231.5	604	604	416	45.9	45.9	31.8	24518	9895	8674	7266
Total Probable	1043.9	1043.9	1012.7	495	495	342	37.7	37.7	26.1	18624	1090	661	260
Total Reserves	2317.1	2317.1	2244.3	1099	1099	758	83.6	83.6	57.9	43143	10985	9336	7526
Ponoka													
Proven Developed Producing				1048	1048	877	30.7	30.7	25.1	1801	1173	1096	999
Total Proven				1048	1048	877	30.7	30.7	25.1	1801	1173	1096	999
Total Reserves				1048	1048	877	30.7	30.7	25.1	1801	1173	1096	999
Sunset Triassic A Unit													
Proven Developed Producing	1140.3	307.0	282.7							2896	1671	1537	1372
Total Proven	1140.3	307.0	282.7							2896	1671	1537	1372
Total Probable	240.6	64.8	59.6							617	159	129	98
Total Reserves	1380.8	371.7	342.3							3513	1829	1666	1470

Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Table: C-2

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Turner Valley Unit No.7													
Proven Developed Producing				31310	1571	1315	3606.6	181.0	111.9	3265	1699	1546	1363
Total Proven				31310	1571	1315	3606.6	181.0	111.9	3265	1699	1546	1363
Total Probable				2047	103	86	235.8	11.8	7.3	212	49	40	30
Total Reserves				33357	1674	1401	3842.4	192.8	119.2	3477	1748	1586	1393
Vermillion													
Proven Developed Producing				5409	2705	2705				7348	6142	5956	5703
Proven Developed Non-Producing				2477	1314	1314				3389	2809	2721	2602
Proven Undeveloped				566	283	283				744	295	250	197
Total Proven				8452	4302	4302				11480	9246	8928	8502
Total Probable				3387	1849	1720				4031	2487	2308	2083
Total Reserves				11839	6150	6022				15511	11733	11236	10585
Wainwright Gas													
Proven Developed Producing				13777	7991	6932				8843	6860	6582	6213
Proven Developed Non-Producing				1307	755	614				1040	712	670	617
Proven Undeveloped				689	195	172				213	79	65	48
Total Proven				15773	8941	7719				10097	7652	7317	6877
Total Probable				3271	2200	1931				2491	1495	1382	1240
Total Reserves				19043	11141	9649				12588	9146	8699	8117
Wainwright Oil													
Proven Developed Producing	2395.2	960.4	849.2							4386	3854	3765	3641
Proven Undeveloped	701.2	386.0	346.2							2111	1546	1460	1342
Total Proven	3096.4	1346.4	1195.4							6497	5400	5225	4982
Total Probable	1415.3	808.6	720.0							2160	1235	1116	966
Total Reserves	4511.7	2155.0	1915.4							8657	6635	6341	5949

Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Sproule

Table: C-2

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Total, Alberta													
Proven Developed Producing	40267.4	3814.5	3501.2	244079	23955	20509	9049.6	451.2	321.2	93694	63267	59908	55683
				29394	2815	2031							
Proven Developed Non-Producing				58525	5441	4349	2027.2	50.7	33.4	11132	8155	7747	7211
							6.1	3.0	2.2				
Proven Undeveloped	35730.0	1640.8	1489.8	4041	1566	1316	2113.2	68.3	47.6	17467	7316	6452	5406
				21914	743	515							
Total Proven	75997.5	5455.3	4991.0	306645	30962	26173	13190.1	570.3	402.2	122292	78738	74108	68301
				51308	3558	2545	6.1	3.0	2.2				
Total Probable	4308.7	2647.2	2434.6	14392	5103	4532	471.9	77.1	55.5	39581	11931	10447	8750
				2311	887	622							
Total Reserves	80306.2	8102.5	7425.6	321038	36065	30706	13662.0	647.4	457.8	161873	90669	84555	77051
				53620	4445	3167	6.1	3.0	2.2				
Inga Unit No.3													
Proven Developed Producing				10239	1247	986	204.8	24.9	19.9	2768	1951	1843	1702
Total Proven				10239	1247	986	204.8	24.9	19.9	2768	1951	1843	1702
Total Probable				1356	165	131	27.1	3.3	2.6	385	143	119	91
Total Reserves				11595	1412	1117	231.9	28.2	22.6	3153	2094	1962	1793
Minor Properties, BC													
Proven Developed Producing	67015.0	2075.1	1875.4	41091	3421	2586	4216.7	123.5	99.3	31922	11233	10060	8738
				27061	741	644							
Proven Developed Non-Producing				2260	127	127				387	71	54	36
Total Proven	67015.0	2075.1	1875.4	43351	3549	2713	4216.7	123.5	99.3	32308	11305	10113	8773
				27061	741	644							
Total Reserves	67015.0	2075.1	1875.4	43351	3549	2713	4216.7	123.5	99.3	32308	11305	10113	8773
				27061	741	644							
North Pine													
Proven Developed Producing	276.9	192.7	170.8	12447	9104	7287	305.0	221.8	178.3	27936	19208	18135	16765
				342	198	173							
Proven Undeveloped	119.6	47.8	41.2	1078	539	399	27.2	13.5	10.8	1493	969	893	791
				63	25	22							
Total Proven	396.5	240.5	212.0	13525	9643	7686	332.2	235.3	189.1	29429	20177	19027	17556
				404	223	195							
Total Reserves	396.5	240.5	212.0	13525	9643	7686	332.2	235.3	189.1	29429	20177	19027	17556
				404	223	195							

Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Sproule

Table: C-2

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
Silverberry													
Proven Developed Producing				168	15	12	4.0	0.4	0.3	33	30	29	28
Proven Undeveloped				2517	2517	1851	60.0	60.0	48.0	6415	4298	4017	3652
Total Proven				2684	2532	1863	64.0	60.4	48.3	6449	4327	4046	3680
Total Probable				790	790	580	18.8	18.8	15.1	2193	936	818	680
Total Reserves				3474	3321	2443	82.8	79.2	63.4	8642	5263	4864	4360
Total, British Columbia													
Proven Developed Producing	67291.9	2267.8	2046.2	63945 27403	13788 939	10871 817	4730.4	370.7	297.9	62659	32422	30066	27233
Proven Developed Non-Producing				2260	127	127				387	71	54	36
Proven Undeveloped	119.6	47.8	41.2	3595 63	3056 25	2251 22	87.2	73.5	58.8	7908	5266	4910	4443
Total Proven	67411.5	2315.6	2087.4	69799 27465	16970 964	13249 839	4817.7	444.1	356.6	70953	37760	35029	31711
Total Probable				2145	955	711	45.9	22.1	17.7	2578	1079	937	771
Total Reserves	67411.5	2315.6	2087.4	71945 27465	17925 964	13959 839	4863.6	466.3	374.3	73532	38839	35967	32482
Steelman Unit No.3													
Proven Developed Producing	2042.0	94.0	82.3	1378	63	56				799	494	458	413
Total Proven	2042.0	94.0	82.3	1378	63	56				799	494	458	413
Total Probable	1753.1	80.7	70.6	1183	54	48				684	134	106	78
Total Reserves	3795.1	174.8	152.9	2561	118	103				1483	628	564	491
Total, Saskatchewan													
Proven Developed Producing	2042.0	94.0	82.3	1378	63	56				799	494	458	413
Total Proven	2042.0	94.0	82.3	1378	63	56				799	494	458	413
Total Probable	1753.1	80.7	70.6	1183	54	48				684	134	106	78
Total Reserves	3795.1	174.8	152.9	2561	118	103				1483	628	564	491

Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Table: C-2

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant

SUMMARY OF THE EVALUATION OF THE P.& N.G. RESERVES
As of Date: Jan 01, 2002

	Oil			Pipeline/ Solution Gas			Natural Gas Liquids/ Sulphur			Net Present Values Before Income Taxes			
	Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves		Remaining Reserves	Company Reserves					
		Gross	Net		Gross	Net		Gross	Net	@ 0.0%	@ 10.0%	@ 12.0%	@ 15.0%
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf	Mbbl MLt	Mbbl MLt	Mbbl MLt	M$	M$	M$	M$
GRAND TOTAL													
Proven Developed Producing	109601.3	6176.4	5629.7	308024	37743	31379	13780.1	821.9	619.0	157151	96183	90432	83329
				58175	3817	2903							
Proven Developed Non-Producing				60784	5568	4476	2027.2	50.7	33.4	11518	8226	7801	7247
							6.1	3.0	2.2				
Proven Undeveloped	35849.6	1688.6	1531.0	7636	4621	3567	2200.4	141.8	106.4	25374	12583	11362	9849
				21977	768	536							
Total Proven	145450.9	7865.0	7160.6	376445	47932	39422	18007.7	1014.4	758.9	194044	116992	109595	100425
				80152	4586	3439	6.1	3.0	2.2				
Total Probable	6061.8	2727.9	2505.3	16538	6058	5243	517.8	99.2	73.2	42843	13144	11491	9599
				3494	941	670							
Total Reserves	151512.7	10592.9	9665.9	392982	53990	44665	18525.6	1113.7	832.1	236888	130136	121086	110024
				83646	5527	4109	6.1	3.0	2.2				

Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Table: C-3

Proven + Probable

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant
Prodn Start Jan 01, 2002
INCLUDES ARTC
SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

	Reserves								
	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	151512.8	83646	392983	0.0	7609.7	6867.7	4048.2	18525.6	6.1
Co Int	10592.9	5527	53990	0.0	186.1	637.8	289.7	1113.7	3.0
Co Net	9665.9	4109	44665	0.0	149.9	476.3	205.9	832.1	2.2

Net Present Value						
Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	15704	233335	3553	0	0	236888
10.0	13561	127749	2387	0	0	130136
12.0	13214	118840	2246	0	0	121086
15.0	12733	107958	2066	0	0	110024
18.0	12294	99201	1914	0	0	101115
20.0	12021	94236	1825	0	0	96061
25.0	11403	84048	1638	0	0	85685
30.0	10861	76140	1487	0	0	77627

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	2602	27687	22433	32688	2663	7890	2485	13091	0	7962	500	26855
2003	2652	24293	22608	29240	2387	7374	2495	12981	0	2041	500	29844
2004	2282	19281	19297	23293	2036	5726	1933	11999	0	2772	500	22697
2005	2100	15397	17372	18603	1760	4452	1647	11002	0	2722	495	18407
2006	1759	12478	14623	15078	1525	3491	1352	9808	0	52	352	16875
2007	1472	9614	12381	11630	1284	2749	1000	8169	0	0	250	13628
2008	1209	7849	10420	9554	1131	2235	776	7030	0	0	181	11245
2009	1024	6623	9003	8057	1008	1866	637	6469	0	0	138	9235
2010	844	5501	7639	6734	899	1575	504	5645	0	0	106	7653
2011	649	4523	6272	5581	810	1355	363	4520	0	130	86	6382
2012	521	3937	5301	4871	745	1189	294	3800	0	0	74	5709
2013	489	3382	4981	4169	695	1016	264	3629	0	13	57	4981
2014	459	2967	4675	3664	632	866	231	3340	0	0	43	4575
2015	425	2490	4313	3070	571	740	184	3035	0	13	35	4017
2016	401	2239	4069	2753	521	656	162	2887	0	0	29	3668
2017	379	1933	3851	2379	446	574	137	2736	0	0	24	3253
2018	364	1638	3688	2028	405	509	114	2587	0	0	22	2933
2019	349	1423	3545	1766	372	460	100	2493	0	0	18	2648
2020	337	1262	3422	1564	343	413	93	2429	0	0	18	2413
2021	322	1062	3273	1334	309	369	79	2290	0	0	14	2192
Subt			183166	188057	20542	45504	14850	119938	0	15704	3442	199211
60 Yr			86233	9616	3233	5504	571	55440	0	0	111	37677
Totl			269399	197674	23774	51009	15421	175378	0	15704	3553	236887
Discounted	@10.0%		115851	127717	12632	31084	10327	73479	0	13561	2387	130136
Cash	@12.0%		106499	120064	11655	29193	9732	67239	0	13214	2246	121086
Streams	@15.0%		95511	110426	10477	26836	8975	59912	0	12733	2066	110024

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Table: C-3

Proven + Probable

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant
Prodn Start Jan 01, 2002
INCLUDES ARTC
PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

Year	Oil Wells	Oil Daily	Oil Gross	Oil Co Int	Oil Co Net	Oil Price	Solution Pipeline Gas Gross	Solution Pipeline Gas Co Int	Solution Pipeline Gas Co Net	Solution Pipeline Gas Price	Non-Assoc / Assoc Pipeline Gas Wells	Non-Assoc / Assoc Pipeline Gas Daily	Non-Assoc / Assoc Pipeline Gas Gross	Non-Assoc / Assoc Pipeline Gas Co Int	Non-Assoc / Assoc Pipeline Gas Co Net	Non-Assoc / Assoc Pipeline Gas Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	971.0	16539	6036.0	949.6	815.1	23.77	4998	682	529	3.57	382.0	237274	86605	9423	7822	3.26
2003	969.0	15900	5803.4	968.1	832.7	23.47	3628	613	473	3.53	379.0	188817	68918	8254	6738	3.33
2004	988.0	14689	5361.6	832.8	729.5	23.29	3311	523	401	3.53	365.0	118037	43084	6514	5315	3.35
2005	1016.0	13747	5017.7	766.4	681.2	22.77	2998	420	320	3.54	351.0	101954	37213	5200	4263	3.35
2006	963.0	12799	4671.8	642.1	574.9	22.88	2759	343	260	3.52	345.0	81759	29842	4211	3470	3.36
2007	986.0	11955	4363.6	537.4	484.3	23.16	2458	204	148	3.39	340.0	44051	16079	3305	2724	3.38
2008	920.0	11126	4060.9	441.4	400.6	23.70	2291	169	121	3.36	313.0	36770	13421	2696	2231	3.41
2009	939.0	10532	3844.1	373.9	340.5	24.17	2175	150	107	3.38	302.0	31305	11426	2267	1881	3.41
2010	899.0	9939	3627.9	308.2	281.6	24.88	2072	134	95	3.43	289.0	27071	9881	1874	1553	3.43
2011	850.0	9338	3408.3	237.0	217.8	26.57	1973	122	86	3.45	268.0	22937	8372	1529	1259	3.47
2012	779.0	8826	3221.4	190.0	175.0	27.98	1850	105	74	3.43	260.0	19570	7143	1332	1094	3.47
2013	765.0	8533	3114.4	178.5	164.9	27.96	1773	97	68	3.47	235.0	17762	6483	1137	941	3.49
2014	760.0	8240	3007.7	167.7	155.4	27.94	1696	90	63	3.49	223.0	16153	5896	993	837	3.50
2015	758.0	7926	2892.9	155.1	144.5	27.87	1634	82	57	3.51	219.0	14326	5229	826	701	3.50
2016	736.0	7680	2803.4	146.2	136.6	27.86	1581	77	54	3.53	208.0	13155	4802	740	634	3.49
2017	734.0	7465	2724.7	138.5	130.0	27.84	1530	72	50	3.55	220.0	11375	4152	633	544	3.50
2018	709.0	7199	2627.8	132.7	124.8	27.84	1483	69	48	3.56	200.0	9960	3635	529	458	3.53
2019	708.0	7020	2562.3	127.5	120.1	27.85	1439	66	46	3.55	189.0	8998	3284	453	393	3.55
2020	767.0	6828	2492.2	123.0	116.0	27.86	1392	63	44	3.52	180.0	8174	2983	398	347	3.55
2021	714.0	6587	2404.2	117.6	111.2	27.87	1297	56	40	3.66	175.0	7366	2689	331	289	3.57
Subt			74046.0	7533.5	6736.7		44341	4138	3086				371137	52648	43493	
60 Yr			77466.8	3059.5	2929.2		39305	1388	1023				21845	1342	1172	
Totl			151512.	10592.9	9665.9		83646	5527	4109				392982	53990	44665	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

Year	Propane Gross	Propane CoInt	Propane CoNet	Propane Price	Butane Gross	Butane CoInt	Butane CoNet	Butane Price	PentanePlus Gross	PentanePlus CoInt	PentanePlus CoNet	PentanePlus Price	Sulphur Gross	Sulphur CoInt	Sulphur CoNet	Sulphur Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	MLt	MLt	MLt	$/Lt
2002	1499.2	26.7	21.9	12.80	611.9	66.2	50.8	12.70	398.8	29.2	21.3	27.16	0.7	0.4	0.3	0.00
2003	1106.5	24.2	19.8	12.83	422.6	64.1	49.2	12.64	309.2	25.2	18.3	27.17	0.7	0.3	0.3	0.00
2004	614.3	17.8	14.3	13.24	390.1	55.3	42.2	12.62	282.2	21.7	15.8	27.38	0.6	0.3	0.2	0.00
2005	547.0	14.8	11.9	13.00	343.6	47.9	36.5	12.63	246.2	18.8	13.7	27.55	0.5	0.3	0.2	0.00
2006	433.5	11.7	9.5	12.79	297.6	41.6	31.6	12.63	211.8	16.6	12.0	27.71	0.5	0.2	0.2	0.00
2007	170.0	5.3	4.2	11.80	264.0	36.3	27.5	12.59	186.8	14.9	10.8	27.89	0.4	0.2	0.2	0.00
2008	142.0	4.5	3.5	11.36	238.5	31.9	24.1	12.62	167.2	13.4	9.7	28.08	0.4	0.2	0.1	0.00
2009	122.4	3.7	2.9	10.57	218.6	28.2	21.3	12.68	151.7	12.3	8.9	28.19	0.3	0.2	0.1	0.00
2010	110.4	3.1	2.5	9.90	203.6	25.1	18.9	12.72	139.2	11.2	8.1	28.29	0.3	0.1	0.1	0.00
2011	96.5	2.8	2.2	9.45	187.7	22.1	16.6	12.66	128.2	11.0	7.9	27.48	0.2	0.1	0.1	0.00
2012	83.4	2.4	1.9	8.60	173.7	19.7	14.7	12.70	116.8	11.6	8.2	26.71	0.2	0.1	0.1	0.00
2013	78.9	2.2	1.8	8.46	164.3	17.7	13.2	12.73	104.9	9.9	7.0	27.42	0.2	0.1	0.1	0.00
2014	76.5	2.1	1.7	8.45	156.6	16.0	11.9	12.77	97.7	8.8	6.2	27.90	0.2	0.1	0.1	0.00
2015	73.7	1.8	1.4	8.32	149.3	14.4	10.7	12.70	91.5	7.9	5.5	28.25	0.1	0.1	0.1	0.00
2016	71.6	1.7	1.4	8.33	142.6	13.1	9.6	12.75	86.0	7.2	5.0	28.52	0.1	0.1	0.0	0.00
2017	69.7	1.7	1.4	8.33	136.3	11.9	8.7	12.80	77.2	6.3	4.4	28.96	0.1	0.1	0.0	0.00
2018	67.8	1.6	1.3	8.33	130.0	10.6	7.7	12.84	71.4	5.7	3.9	29.18	0.1	0.0	0.0	0.00
2019	66.0	1.6	1.3	8.34	124.4	9.4	6.8	12.85	67.9	5.3	3.7	29.21	0.1	0.0	0.0	0.00
2020	64.3	1.6	1.3	8.35	119.2	8.6	6.2	12.90	63.6	4.9	3.4	29.27	0.1	0.0	0.0	0.00
2021	62.7	1.5	1.2	8.39	114.1	7.8	5.6	12.98	60.2	4.5	3.1	29.30	0.1	0.0	0.0	0.00
Subt	5556.3	132.8	107.2		4588.8	548.1	413.9		3058.7	246.3	176.7		5.9	2.9	2.2	
60 Yr	2053.4	53.3	42.7		2278.9	89.8	62.4		989.5	43.4	29.2		0.2	0.1	0.1	
Totl	7609.7	186.1	149.9		6867.7	637.8	476.3		4048.2	289.7	205.9		6.1	3.0	2.2	

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Table: C-3

Proven + Probable

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant
Prodn Start Jan 01, 2002
INCLUDES ARTC
FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	22433	32688	1934	0	667	63	7381	0	2495	0	416	916	13091	0	0	34318
2003	22608	29240	1769	0	558	59	6986	0	2513	0	406	775	12981	0	0	31385
2004	19297	23293	1498	0	482	56	5532	0	1943	0	336	520	11999	0	0	24968
2005	17372	18603	1289	0	417	53	4314	0	1651	0	266	400	11002	0	0	20633
2006	14623	15078	1110	0	364	51	3414	0	1354	0	213	288	9808	0	0	16575
2007	12381	11630	915	0	321	48	2753	0	996	0	169	169	8169	0	0	13378
2008	10420	9554	814	0	272	46	2260	0	772	0	138	118	7030	0	0	11064
2009	9003	8057	729	0	236	43	1912	0	632	0	117	75	6469	0	0	9097
2010	7639	6734	655	0	203	41	1629	0	500	0	100	50	5645	0	0	7547
2011	6272	5581	597	0	175	39	1414	0	359	0	87	32	4520	0	0	6426
2012	5301	4871	572	0	136	37	1245	0	293	0	81	25	3800	0	0	5635
2013	4981	4169	512	0	148	35	1064	0	259	0	64	20	3629	0	0	4937
2014	4675	3664	463	0	135	33	895	0	227	0	52	28	3340	0	0	4532
2015	4313	3070	418	0	122	32	766	0	180	0	42	20	3035	0	0	3994
2016	4069	2753	383	0	109	30	675	0	158	0	36	21	2887	0	0	3639
2017	3851	2379	346	0	100	0	592	0	133	0	31	16	2736	0	0	3229
2018	3688	2028	313	0	92	0	527	0	109	0	26	13	2587	0	0	2911
2019	3545	1766	288	0	84	0	477	0	96	0	23	10	2493	0	0	2630
2020	3422	1564	265	0	77	0	429	0	89	0	20	8	2429	0	0	2395
2021	3273	1334	246	0	63	0	383	0	75	0	18	7	2290	0	0	2178
Subt	183166	188057	15117	0	4759	665	44647	0	14836	0	2641	3513	119938	0	0	211473
60 Yr	86233	9616	2775	0	458	0	5781	0	543	0	270	22	55440	0	0	37566
Totl	269399	197674	17892	0	5217	665	50427	0	15379	0	2911	3535	175378	0	0	249039

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	4329	2884	0	750	0	7962	26355	26355	500	0	0	0	0	26855	26855
2003	0	1096	546	0	400	0	2041	29344	55699	500	0	0	0	0	29844	56699
2004	0	2000	772	0	0	0	2772	22197	77896	500	0	0	0	0	22697	79396
2005	0	2025	697	0	0	0	2722	17912	95808	495	0	0	0	0	18407	97803
2006	0	0	22	30	0	0	52	16523	112331	352	0	0	0	0	16875	114678
2007	0	0	0	0	0	0	0	13378	125709	250	0	0	0	0	13628	128306
2008	0	0	0	0	0	0	0	11064	136773	181	0	0	0	0	11245	139551
2009	0	0	0	0	0	0	0	9097	145870	138	0	0	0	0	9235	148786
2010	0	0	0	0	0	0	0	7547	153417	106	0	0	0	0	7653	156439
2011	0	0	0	0	130	0	130	6296	159713	86	0	0	0	0	6382	162821
2012	0	0	0	0	0	0	0	5635	165347	74	0	0	0	0	5709	168529
2013	0	13	0	0	0	0	13	4924	170271	57	0	0	0	0	4981	173510
2014	0	0	0	0	0	0	0	4532	174804	43	0	0	0	0	4575	178086
2015	0	13	0	0	0	0	13	3982	178786	35	0	0	0	0	4017	182103
2016	0	0	0	0	0	0	0	3639	182425	29	0	0	0	0	3668	185771
2017	0	0	0	0	0	0	0	3229	185654	24	0	0	0	0	3253	189024
2018	0	0	0	0	0	0	0	2911	188565	22	0	0	0	0	2933	191957
2019	0	0	0	0	0	0	0	2630	191196	18	0	0	0	0	2648	194606
2020	0	0	0	0	0	0	0	2395	193591	18	0	0	0	0	2413	197019
2021	0	0	0	0	0	0	0	2178	195769	14	0	0	0	0	2192	199211
Subt	0	9474	4919	30	1280	0	15704	195769		3442	0	0	0	0	199211	
60 Yr	0	0	0	0	0	0	0	37566		111	0	0	0	0	37677	
Totl	0	9474	4919	30	1280	0	15704	233334		3553	0	0	0	0	236887	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	127749	118840	107958	99201	94236	84048	76140
Cash Flow	130136	121086	110024	101115	96061	85685	77627

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Table: C-3A

Proven

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant
Prodn Start Jan 01, 2002
INCLUDES ARTC
SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	145450.9	80152	376445	0.0	7537.8	6610.8	3859.1	18007.7	6.1
Co Int	7865.0	4586	47932	0.0	185.1	578.7	250.6	1014.4	3.0
Co Net	7160.6	3439	39422	0.0	149.2	433.3	176.4	758.9	2.2

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	8646	190991	3053	0	0	194044
10.0	7872	114819	2173	0	0	116992
12.0	7743	107538	2057	0	0	109595
15.0	7562	98518	1906	0	0	100425
18.0	7394	91164	1777	0	0	92941
20.0	7288	86957	1701	0	0	88658
25.0	7043	78238	1539	0	0	79777
30.0	6822	71386	1407	0	0	72793

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	2543	26714	21959	31605	2653	7664	2402	12932	0	5785	500	27933
2003	2377	22673	20128	27435	2356	6756	2200	12451	0	2041	500	26970
2004	1982	17840	16796	21685	1988	5234	1670	11420	0	622	500	22023
2005	1530	14025	13180	17068	1690	3952	1238	9733	0	22	418	17411
2006	1195	11214	10543	13672	1456	3073	950	8389	0	22	293	13531
2007	897	8255	8303	10158	1215	2382	593	6344	0	13	201	10546
2008	745	6574	7050	8211	1064	1933	455	5316	0	0	141	8763
2009	628	5478	6070	6841	936	1610	369	4750	0	0	105	7224
2010	489	4592	4942	5747	828	1361	274	3896	0	0	79	6065
2011	451	3857	4555	4826	742	1176	231	3576	0	130	64	5075
2012	409	3290	4129	4130	673	1038	179	3207	0	0	58	4567
2013	386	2825	3903	3519	626	879	163	3063	0	13	43	3974
2014	362	2526	3651	3123	567	745	144	2850	0	0	32	3633
2015	341	2094	3439	2583	510	627	121	2641	0	0	25	3167
2016	321	1803	3241	2221	464	545	109	2506	0	0	20	2787
2017	309	1535	3117	1889	389	470	99	2395	0	0	16	2447
2018	296	1252	2986	1553	347	411	78	2229	0	0	14	2183
2019	281	1059	2833	1321	317	369	65	2102	0	0	11	1947
2020	269	957	2712	1191	295	337	57	2059	0	0	11	1756
2021	251	732	2532	942	262	295	36	1834	0	0	6	1577
Subt			146070	169720	19379	40858	11431	103692	0	8646	3037	173580
60 Yr			54927	6237	2445	4195	114	38851	0	0	16	20465
Totl			200997	175956	21824	45052	11545	142543	0	8646	3053	194044
Discounted	@10.0%		94761	117324	12097	28294	8325	64873	0	7872	2173	116992
Cash	@12.0%		87747	110645	11200	26643	7915	59752	0	7743	2057	109595
Streams	@15.0%		79449	102167	10109	24576	7384	53685	0	7562	1906	100425

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3A

Proven

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant
Prodn Start Jan 01, 2002
INCLUDES ARTC
PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

Year	Oil Wells	Oil Daily	Oil Gross	Oil Co Int	Oil Co Net	Oil Price	Solution Pipeline Gas Gross	Solution Pipeline Gas Co Int	Solution Pipeline Gas Co Net	Solution Pipeline Gas Price	Non-Assoc / Assoc Pipeline Gas Wells	Non-Assoc / Assoc Pipeline Gas Daily	Non-Assoc / Assoc Pipeline Gas Gross	Non-Assoc / Assoc Pipeline Gas Co Int	Non-Assoc / Assoc Pipeline Gas Co Net	Non-Assoc / Assoc Pipeline Gas Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	970.0	16417	5992.2	928.3	798.0	23.80	4982	678	526	3.57	376.0	235901	86104	9073	7521	3.27
2003	964.0	15478	5649.3	867.4	750.9	23.33	3580	580	447	3.55	372.0	186481	68065	7696	6274	3.35
2004	982.0	14195	5181.1	723.3	637.8	23.35	3258	492	377	3.54	356.0	113355	41375	6019	4882	3.37
2005	954.0	12894	4706.5	558.6	500.0	23.71	2933	385	294	3.55	343.0	96196	35112	4734	3856	3.38
2006	900.0	11920	4350.8	436.0	393.7	24.30	2692	312	236	3.54	335.0	77869	28422	3781	3093	3.40
2007	885.0	11012	4019.3	327.2	298.3	25.52	2388	175	126	3.42	311.0	40925	14938	2838	2310	3.45
2008	843.0	10374	3786.5	272.1	249.5	26.03	2215	142	101	3.41	276.0	34226	12492	2258	1843	3.52
2009	822.0	9829	3587.7	229.1	210.7	26.59	2097	124	88	3.44	265.0	29094	10619	1875	1535	3.52
2010	778.0	9282	3387.9	178.4	164.4	27.80	1991	108	76	3.50	257.0	25291	9231	1568	1284	3.52
2011	767.0	8890	3244.9	164.6	152.0	27.76	1892	98	68	3.51	250.0	21685	7915	1310	1071	3.53
2012	736.0	8531	3113.8	149.1	138.4	27.75	1771	83	57	3.50	243.0	18504	6754	1118	911	3.53
2013	735.0	8258	3014.2	140.9	131.0	27.75	1697	77	53	3.53	220.0	16611	6063	954	786	3.54
2014	730.0	7952	2902.7	132.0	123.0	27.72	1620	71	50	3.53	215.0	15137	5525	851	717	3.52
2015	703.0	7602	2774.8	124.5	116.3	27.68	1560	66	46	3.55	212.0	13395	4889	698	593	3.52
2016	701.0	7391	2697.7	117.3	109.8	27.68	1508	62	44	3.57	203.0	12140	4431	596	508	3.52
2017	701.0	7196	2626.6	112.8	105.8	27.69	1459	60	42	3.59	200.0	10285	3754	501	430	3.53
2018	701.0	7008	2558.0	108.0	101.5	27.70	1412	57	40	3.60	180.0	8716	3181	400	348	3.58
2019	700.0	6826	2491.5	102.4	96.4	27.71	1368	54	38	3.60	168.0	7864	2870	333	291	3.62
2020	700.0	6612	2413.2	98.0	92.4	27.71	1316	51	36	3.56	158.0	7339	2679	299	262	3.62
2021	641.0	6292	2296.6	91.5	86.6	27.71	1166	40	29	3.77	147.0	6510	2376	227	199	3.73
Subt			70795.2	5861.6	5256.4		42904	3714	2774				356796	47129	38714	
60 Yr			74655.7	2003.4	1904.3		37248	872	665				19649	803	708	
Totl			145450.	7865.0	7160.6		80152	4586	3439				376445	47932	39422	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

Year	Propane Gross	Propane CoInt	Propane CoNet	Propane Price	Butane Gross	Butane CoInt	Butane CoNet	Butane Price	PentanePlus Gross	PentanePlus CoInt	PentanePlus CoNet	PentanePlus Price	Sulphur Gross	Sulphur CoInt	Sulphur CoNet	Sulphur Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	MLt	MLt	MLt	$/Lt
2002	1498.7	26.7	21.9	12.80	610.5	66.1	50.7	12.70	397.9	29.0	21.1	27.17	0.7	0.4	0.3	0.00
2003	1106.5	24.2	19.8	12.83	421.4	63.6	48.8	12.65	307.5	24.4	17.8	27.25	0.7	0.3	0.3	0.00
2004	595.6	17.6	14.1	13.28	378.3	54.2	41.4	12.63	273.8	20.9	15.2	27.44	0.6	0.3	0.2	0.00
2005	518.3	14.3	11.6	13.05	325.6	46.1	35.1	12.64	233.9	17.8	12.9	27.59	0.5	0.3	0.2	0.00
2006	418.3	11.5	9.3	12.82	286.3	39.7	30.2	12.66	203.5	15.5	11.2	27.75	0.5	0.2	0.2	0.00
2007	162.4	5.2	4.1	11.78	255.9	34.5	26.1	12.65	180.1	13.8	9.9	27.92	0.4	0.2	0.2	0.00
2008	138.6	4.4	3.5	11.37	232.1	30.1	22.7	12.69	160.8	12.2	8.7	28.12	0.4	0.2	0.1	0.00
2009	121.2	3.7	2.9	10.60	212.9	26.4	19.9	12.76	145.2	11.0	7.8	28.23	0.3	0.2	0.1	0.00
2010	110.6	3.1	2.5	9.97	198.4	23.4	17.5	12.81	132.9	9.9	7.0	28.33	0.3	0.1	0.1	0.00
2011	97.7	2.8	2.2	9.57	183.1	20.4	15.3	12.75	122.5	9.7	6.8	27.40	0.2	0.1	0.1	0.00
2012	85.3	2.4	1.9	8.78	169.5	18.1	13.5	12.80	111.4	10.0	6.9	26.40	0.2	0.1	0.1	0.00
2013	78.9	2.2	1.8	8.53	159.1	16.2	12.1	12.84	99.0	8.3	5.7	27.17	0.2	0.1	0.1	0.00
2014	76.5	2.1	1.7	8.52	151.4	14.6	10.8	12.88	92.1	7.2	4.9	27.73	0.2	0.1	0.1	0.00
2015	73.7	1.8	1.4	8.39	144.2	13.1	9.7	12.80	86.1	6.4	4.4	28.14	0.1	0.1	0.1	0.00
2016	71.6	1.7	1.4	8.39	137.6	11.8	8.7	12.85	80.8	5.7	3.9	28.48	0.1	0.1	0.0	0.00
2017	69.7	1.7	1.4	8.40	131.1	10.7	7.8	12.92	71.2	4.8	3.2	29.08	0.1	0.1	0.0	0.00
2018	67.8	1.6	1.3	8.41	124.7	9.4	6.9	12.97	64.0	4.1	2.7	29.52	0.1	0.0	0.0	0.00
2019	66.0	1.6	1.3	8.42	119.2	8.3	6.0	12.98	61.0	3.9	2.5	29.56	0.1	0.0	0.0	0.00
2020	64.3	1.6	1.3	8.43	114.5	7.7	5.5	13.02	58.3	3.6	2.4	29.57	0.1	0.0	0.0	0.00
2021	62.7	1.5	1.2	8.48	109.3	6.8	4.8	13.12	55.2	3.4	2.2	29.62	0.1	0.0	0.0	0.00
Subt	5484.4	131.7	106.5		4465.2	521.3	393.6		2937.1	221.6	157.2		5.9	2.9	2.2	
60 Yr	2053.4	53.3	42.7		2145.6	57.4	39.8		922.0	29.0	19.2		0.2	0.1	0.1	
Totl	7537.8	185.1	149.2		6610.8	578.7	433.3		3859.1	250.6	176.4		6.1	3.0	2.2	

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3A

Proven

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant
Prodn Start Jan 01, 2002
INCLUDES ARTC
FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	21959	31605	1928	0	663	63	7200	0	2407	0	405	863	12932	0	0	33218
2003	20128	27435	1746	0	550	59	6478	0	2211	0	382	650	12451	0	0	28511
2004	16796	21685	1459	0	472	56	5147	0	1676	0	319	399	11420	0	0	22145
2005	13180	17068	1235	0	402	53	3935	0	1238	0	247	263	9733	0	0	17015
2006	10543	13672	1059	0	347	51	3099	0	948	0	196	172	8389	0	0	13259
2007	8303	10158	862	0	305	48	2472	0	585	0	152	70	6344	0	0	10357
2008	7050	8211	759	0	260	46	2009	0	446	0	121	54	5316	0	0	8622
2009	6070	6841	671	0	222	43	1685	0	360	0	101	34	4750	0	0	7119
2010	4942	5747	598	0	189	41	1431	0	267	0	86	23	3896	0	0	5986
2011	4555	4826	542	0	162	39	1240	0	224	0	75	17	3576	0	0	5141
2012	4129	4130	509	0	127	37	1098	0	175	0	68	13	3207	0	0	4509
2013	3903	3519	448	0	143	35	929	0	156	0	53	10	3063	0	0	3944
2014	3651	3123	402	0	132	33	778	0	137	0	42	16	2850	0	0	3601
2015	3439	2583	359	0	119	32	657	0	114	0	32	10	2641	0	0	3142
2016	3241	2221	327	0	107	30	573	0	102	0	28	6	2506	0	0	2767
2017	3117	1889	290	0	99	0	493	0	93	0	22	5	2395	0	0	2431
2018	2986	1553	256	0	91	0	431	0	71	0	17	4	2229	0	0	2169
2019	2833	1321	234	0	84	0	387	0	58	0	14	3	2102	0	0	1936
2020	2712	1191	218	0	77	0	353	0	51	0	13	3	2059	0	0	1745
2021	2532	942	201	0	61	0	310	0	31	0	11	2	1834	0	0	1571
Subt	146070	169720	14104	0	4610	665	40705	0	11351	0	2383	2615	103692	0	0	179188
60 Yr	54927	6237	1994	0	451	0	4314	0	72	0	78	1	38851	0	0	20449
Totl	200997	175956	16097	0	5062	665	45019	0	11423	0	2461	2616	142543	0	0	199637

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	2979	2056	0	750	0	5785	27433	27433	500	0	0	0	0	27933	27933
2003	0	1096	546	0	400	0	2041	26470	53903	500	0	0	0	0	26970	54903
2004	0	600	22	0	0	0	622	21523	75427	500	0	0	0	0	22023	76927
2005	0	0	22	0	0	0	22	16993	92420	418	0	0	0	0	17411	94338
2006	0	0	22	0	0	0	22	13238	105657	293	0	0	0	0	13531	107868
2007	0	13	0	0	0	0	13	10345	116002	201	0	0	0	0	10546	118414
2008	0	0	0	0	0	0	0	8622	124624	141	0	0	0	0	8763	127177
2009	0	0	0	0	0	0	0	7119	131744	105	0	0	0	0	7224	134402
2010	0	0	0	0	0	0	0	5986	137730	79	0	0	0	0	6065	140467
2011	0	0	0	0	130	0	130	5011	142741	64	0	0	0	0	5075	145542
2012	0	0	0	0	0	0	0	4509	147250	58	0	0	0	0	4567	150109
2013	0	13	0	0	0	0	13	3931	151181	43	0	0	0	0	3974	154083
2014	0	0	0	0	0	0	0	3601	154782	32	0	0	0	0	3633	157716
2015	0	0	0	0	0	0	0	3142	157924	25	0	0	0	0	3167	160883
2016	0	0	0	0	0	0	0	2767	160691	20	0	0	0	0	2787	163670
2017	0	0	0	0	0	0	0	2431	163122	16	0	0	0	0	2447	166117
2018	0	0	0	0	0	0	0	2169	165291	14	0	0	0	0	2183	168300
2019	0	0	0	0	0	0	0	1936	167227	11	0	0	0	0	1947	170247
2020	0	0	0	0	0	0	0	1745	168972	11	0	0	0	0	1756	172003
2021	0	0	0	0	0	0	0	1571	170543	6	0	0	0	0	1577	173580
Subt	0	4699	2666	0	1280	0	8646	170543		3037	0	0	0	0	173580	
60 Yr	0	0	0	0	0	0	0	20449		16	0	0	0	0	20465	
Totl	0	4699	2666	0	1280	0	8646	190991		3053	0	0	0	0	194044	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	114819	107538	98518	91164	86957	78238	71386
Cash Flow	116992	109595	100425	92941	88658	79777	72793

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3B

Proven Developed, Producing

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant
Prodn Start Jan 01, 2002
INCLUDES ARTC
SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

	Reserves								
	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	109601.3	58175	308024	0.0	6428.8	4205.6	3145.7	13780.1	0.0
Co Int	6176.4	3817	37743	0.0	155.7	443.1	223.1	821.9	0.0
Co Net	5629.7	2903	31379	0.0	127.2	333.2	158.6	619.0	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	128	154982	2169	0	0	157151
10.0	105	94543	1640	0	0	96183
12.0	101	88864	1569	0	0	90432
15.0	96	81855	1474	0	0	83329
18.0	92	76160	1391	0	0	77551
20.0	89	72909	1343	0	0	74251
25.0	83	66181	1236	0	0	67418
30.0	78	60900	1149	0	0	62048

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	2311	23243	19532	27250	2406	6502	2086	12078	0	41	500	28982
2003	1837	17412	15478	20508	1943	4625	1631	10658	0	22	494	21487
2004	1447	13299	12343	15707	1648	3450	1250	9407	0	22	334	15904
2005	1084	10719	9558	12703	1427	2702	945	7866	0	22	230	12383
2006	845	8714	7704	10369	1249	2172	731	6753	0	22	161	9805
2007	617	6338	6026	7627	1051	1721	427	4884	0	0	108	7780
2008	517	4903	5185	6038	933	1428	326	3973	0	0	73	6502
2009	468	4181	4694	5154	830	1237	270	3675	0	0	57	5554
2010	415	3577	4143	4426	741	1085	200	3285	0	0	45	4784
2011	387	3064	3863	3803	658	945	181	3066	0	0	34	4166
2012	359	2605	3596	3257	579	824	156	2811	0	0	26	3666
2013	340	2288	3403	2872	516	727	138	2701	0	0	22	3246
2014	319	1981	3183	2482	476	628	123	2521	0	0	18	2887
2015	300	1712	2995	2143	438	542	108	2357	0	0	15	2585
2016	283	1538	2819	1923	403	483	97	2260	0	0	13	2320
2017	272	1332	2715	1664	338	421	88	2166	0	0	10	2052
2018	261	1087	2601	1373	303	369	68	2008	0	0	9	1841
2019	247	909	2465	1163	277	332	55	1873	0	0	7	1652
2020	236	765	2358	1000	258	301	46	1782	0	0	6	1493
2021	220	662	2191	877	231	268	30	1665	0	0	3	1340
Subt			116854	132339	16705	30763	8956	87788	0	128	2165	140428
60 Yr			39924	5059	1895	3207	78	26874	0	0	4	16723
Totl			156778	137398	18601	33970	9035	114662	0	128	2169	157151
Discounted	@10.0%		75271	91543	10420	21118	6537	54930	0	105	1640	96183
Cash	@12.0%		69694	86391	9649	19875	6223	50671	0	101	1569	90432
Streams	@15.0%		63129	79880	8713	18332	5815	45623	0	96	1474	83329

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3B

Proven Developed,
Producing

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant
Prodn Start Jan 01, 2002
INCLUDES ARTC
PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

Year	Oil						Solution Pipeline Gas				Non-Assoc / Assoc Pipeline Gas					
	Wells	Daily	Gross	Co Int	Co Net	Price	Gross	Co Int	Co Net	Price	Wells	Daily	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	963.0	16032	5851.5	843.7	731.0	23.31	4761	619	482	3.58	358.0	201607	73587	7864	6516	3.24
2003	957.0	14487	5287.8	670.7	591.2	23.24	3256	496	385	3.58	347.0	148876	54340	5859	4860	3.27
2004	950.0	13170	4806.9	528.0	469.9	23.55	2975	423	326	3.58	331.0	81303	29676	4431	3674	3.28
2005	922.0	11913	4348.3	395.5	354.9	24.33	2687	333	255	3.57	318.0	73801	26937	3579	2974	3.30
2006	868.0	11019	4021.8	308.3	277.9	25.16	2471	271	207	3.57	311.0	62192	22700	2909	2426	3.32
2007	853.0	10159	3707.9	225.0	204.4	26.99	2185	143	103	3.44	289.0	29882	10907	2171	1797	3.39
2008	811.0	9549	3485.3	188.5	171.9	27.67	2025	117	83	3.43	254.0	26023	9498	1673	1377	3.49
2009	790.0	9067	3309.3	170.8	156.4	27.61	1915	104	73	3.47	245.0	23234	8480	1423	1172	3.50
2010	768.0	8630	3150.0	151.4	139.5	27.48	1815	91	64	3.54	238.0	20854	7612	1215	1000	3.51
2011	759.0	8219	3000.0	141.2	130.3	27.45	1720	84	59	3.55	232.0	18734	6838	1035	852	3.52
2012	730.0	7848	2864.4	131.2	121.3	27.48	1603	73	51	3.55	226.0	16729	6106	878	723	3.54
2013	729.0	7556	2757.8	124.1	115.1	27.48	1533	68	48	3.57	207.0	15056	5496	767	634	3.54
2014	726.0	7235	2640.9	116.3	108.1	27.43	1465	64	45	3.59	204.0	13592	4961	659	549	3.54
2015	699.0	6868	2506.7	109.7	102.2	27.37	1402	60	42	3.61	201.0	12222	4461	565	476	3.54
2016	697.0	6642	2424.2	103.2	96.3	27.38	1345	56	39	3.63	196.0	11226	4098	505	429	3.53
2017	697.0	6434	2348.3	99.4	93.0	27.39	1293	53	37	3.64	193.0	9526	3477	433	370	3.53
2018	697.0	6235	2275.7	95.2	89.2	27.39	1244	51	36	3.66	174.0	8060	2942	346	300	3.59
2019	696.0	6043	2205.7	90.2	84.6	27.40	1198	48	34	3.68	155.0	7232	2639	284	247	3.66
2020	696.0	5820	2124.4	86.2	81.1	27.40	1144	45	32	3.70	145.0	6559	2394	234	204	3.76
2021	637.0	5494	2005.3	80.2	75.7	27.38	992	35	25	3.88	143.0	6111	2231	207	181	3.75
Subt			65122.4	4658.9	4194.1		39029	3233	2425				289379	37037	30761	
60 Yr			44479.0	1517.5	1435.5		19146	585	478				18645	706	618	
Totl			109601.	6176.4	5629.7		58175	3817	2903				308024	37743	31379	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

Year	Propane				Butane				PentanePlus			
	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2002	1263.0	23.3	19.5	12.91	474.8	55.5	42.7	12.68	316.1	26.4	19.4	27.26
2003	863.0	17.9	15.0	12.87	273.7	44.3	34.2	12.43	224.8	21.6	15.9	27.39
2004	391.0	12.3	10.2	13.36	252.3	38.0	29.2	12.47	204.1	18.8	13.8	27.59
2005	377.7	10.5	8.7	12.98	234.5	33.3	25.5	12.53	185.5	16.3	11.9	27.76
2006	321.7	8.6	7.2	12.64	219.1	29.5	22.5	12.60	169.6	14.3	10.4	27.91
2007	96.0	3.0	2.5	10.37	205.2	26.2	20.0	12.63	156.0	12.8	9.3	28.09
2008	92.8	2.8	2.3	10.10	192.7	23.4	17.8	12.68	143.5	11.4	8.2	28.29
2009	89.6	2.4	2.0	9.37	181.3	21.0	15.9	12.74	132.5	10.3	7.4	28.40
2010	86.6	2.2	1.7	8.80	171.0	18.9	14.3	12.78	122.7	9.3	6.6	28.50
2011	84.0	2.1	1.7	8.80	161.5	17.1	12.8	12.83	113.5	8.2	5.8	28.63
2012	80.3	1.9	1.5	8.38	152.5	15.4	11.5	12.85	102.6	7.3	5.1	28.87
2013	78.0	1.9	1.5	8.37	144.2	13.9	10.4	12.89	93.4	6.5	4.5	29.08
2014	75.8	1.8	1.5	8.37	136.6	12.7	9.4	12.94	87.6	6.0	4.1	29.13
2015	73.6	1.8	1.4	8.37	129.5	11.5	8.5	12.97	82.3	5.6	3.8	29.17
2016	71.6	1.7	1.4	8.37	123.0	10.5	7.7	13.02	77.4	5.2	3.5	29.24
2017	69.7	1.7	1.4	8.37	116.4	9.6	7.0	13.10	68.2	4.5	3.0	29.40
2018	67.8	1.6	1.3	8.36	109.9	8.4	6.1	13.16	61.2	3.9	2.6	29.74
2019	66.0	1.6	1.3	8.36	104.4	7.4	5.4	13.18	58.2	3.7	2.4	29.78
2020	64.3	1.6	1.3	8.36	99.6	6.9	4.9	13.23	55.4	3.5	2.3	29.79
2021	62.7	1.5	1.2	8.36	94.5	6.3	4.5	13.30	52.3	3.2	2.1	29.84
Subt	4375.4	102.3	84.5		3576.6	409.9	310.3		2506.9	198.8	142.1	
60 Yr	2053.4	53.3	42.7		629.0	33.3	22.9		638.8	24.3	16.4	
Totl	6428.8	155.7	127.2		4205.6	443.1	333.2		3145.7	223.1	158.6	

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3B

Proven Developed,
Producing

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant
Prodn Start Jan 01, 2002
INCLUDES ARTC
FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	19532	27250	1682	0	661	63	6160	0	2081	0	340	687	12078	0	0	28523
2003	15478	20508	1338	0	546	59	4437	0	1624	0	257	453	10658	0	0	21014
2004	12343	15707	1126	0	466	56	3389	0	1242	0	203	272	9407	0	0	15591
2005	9558	12703	978	0	396	53	2686	0	936	0	163	187	7866	0	0	12175
2006	7704	10369	857	0	342	51	2184	0	722	0	132	129	6753	0	0	9666
2007	6026	7627	703	0	300	48	1791	0	413	0	103	47	4884	0	0	7672
2008	5185	6038	631	0	256	46	1495	0	313	0	83	31	3973	0	0	6429
2009	4694	5154	569	0	218	43	1297	0	258	0	71	23	3675	0	0	5497
2010	4143	4426	513	0	186	41	1140	0	189	0	63	18	3285	0	0	4739
2011	3863	3803	460	0	159	39	995	0	172	0	55	14	3066	0	0	4132
2012	3596	3257	417	0	125	37	869	0	150	0	50	11	2811	0	0	3640
2013	3403	2872	382	0	99	35	767	0	135	0	46	9	2701	0	0	3224
2014	3183	2482	352	0	91	33	661	0	120	0	38	8	2521	0	0	2869
2015	2995	2143	324	0	82	32	569	0	105	0	31	6	2357	0	0	2570
2016	2819	1923	300	0	74	30	507	0	95	0	27	5	2260	0	0	2307
2017	2715	1664	270	0	68	0	441	0	86	0	22	4	2166	0	0	2042
2018	2601	1373	240	0	63	0	386	0	65	0	17	3	2008	0	0	1832
2019	2465	1163	219	0	58	0	348	0	52	0	15	3	1873	0	0	1645
2020	2358	1000	205	0	53	0	316	0	43	0	13	2	1782	0	0	1487
2021	2191	877	191	0	40	0	281	0	27	0	11	2	1665	0	0	1337
Subt	116854	132339	11757	0	4283	665	30717	0	8827	0	1740	1914	87788	0	0	138391
60 Yr	39924	5059	1620	0	275	0	3295	0	60	0	69	1	26874	0	0	16719
Totl	156778	137398	13376	0	4559	665	34012	0	8887	0	1809	1915	114662	0	0	155110

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Intangible CEE	Intangible CDE	Tangible C1 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	20	22	0	0	0	41	28482	28482	500	0	0	0	0	28982	28982
2003	0	0	22	0	0	0	22	20993	49475	494	0	0	0	0	21487	50469
2004	0	0	22	0	0	0	22	15570	65045	334	0	0	0	0	15904	66373
2005	0	0	22	0	0	0	22	12153	77198	230	0	0	0	0	12383	78756
2006	0	0	22	0	0	0	22	9644	86842	161	0	0	0	0	9805	88561
2007	0	0	0	0	0	0	0	7672	94513	108	0	0	0	0	7780	96340
2008	0	0	0	0	0	0	0	6429	100942	73	0	0	0	0	6502	102842
2009	0	0	0	0	0	0	0	5497	106439	57	0	0	0	0	5554	108396
2010	0	0	0	0	0	0	0	4739	111178	45	0	0	0	0	4784	113180
2011	0	0	0	0	0	0	0	4132	115310	34	0	0	0	0	4166	117346
2012	0	0	0	0	0	0	0	3640	118950	26	0	0	0	0	3666	121012
2013	0	0	0	0	0	0	0	3224	122175	22	0	0	0	0	3246	124259
2014	0	0	0	0	0	0	0	2869	125044	18	0	0	0	0	2887	127146
2015	0	0	0	0	0	0	0	2570	127614	15	0	0	0	0	2585	129731
2016	0	0	0	0	0	0	0	2307	129920	13	0	0	0	0	2320	132050
2017	0	0	0	0	0	0	0	2042	131963	10	0	0	0	0	2052	134103
2018	0	0	0	0	0	0	0	1832	133795	9	0	0	0	0	1841	135944
2019	0	0	0	0	0	0	0	1645	135440	7	0	0	0	0	1652	137596
2020	0	0	0	0	0	0	0	1487	136926	6	0	0	0	0	1493	139088
2021	0	0	0	0	0	0	0	1337	138263	3	0	0	0	0	1340	140428
Subt	0	20	108	0	0	0	128	138263		2165	0	0	0	0	140428	
60 Yr	0	0	0	0	0	0	0	16719		4	0	0	0	0	16723	
Totl	0	20	108	0	0	0	128	154982		2169	0	0	0	0	157151	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	94543	88864	81855	76160	72909	66181	60900
Cash Flow	96183	90432	83329	77551	74251	67418	62048

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3C

Proven Developed, Non-Producing

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant
Prodn Start Jan 01, 2002
INCLUDES ARTC
SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	0.0	0	60784	0.0	1071.7	585.0	370.5	2027.3	6.1
Co Int	0.0	0	5568	0.0	15.4	23.1	12.2	50.7	3.0
Co Net	0.0	0	4476	0.0	10.8	14.8	7.8	33.4	2.2

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	421	10928	590	0	0	11518
10.0	366	7848	378	0	0	8226
12.0	357	7451	350	0	0	7801
15.0	343	6933	314	0	0	7247
18.0	331	6491	283	0	0	6773
20.0	323	6229	264	0	0	6494
25.0	304	5669	226	0	0	5895
30.0	287	5213	195	0	0	5408

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	2501	0	2984	159	475	80	471	0	21	0	2095
2003	0	2750	0	3427	161	697	92	692	0	400	6	1713
2004	0	2574	0	3242	128	711	69	685	0	0	166	2070
2005	0	1767	0	2220	92	489	33	464	0	0	118	1444
2006	0	1288	0	1614	69	347	26	365	0	0	85	1030
2007	0	960	0	1199	53	245	23	297	0	0	60	746
2008	0	717	0	893	41	174	20	237	0	0	43	545
2009	0	566	0	701	32	125	18	207	0	0	31	413
2010	0	448	0	554	26	93	16	179	0	0	23	315
2011	0	313	0	388	20	61	12	141	0	0	15	209
2012	0	215	0	272	14	39	10	104	0	0	10	144
2013	0	194	0	203	54	28	15	84	0	0	7	137
2014	0	144	0	141	49	20	13	58	0	0	5	103
2015	0	121	0	115	44	16	12	51	0	0	4	85
2016	0	91	0	82	40	12	11	36	0	0	3	66
2017	0	82	0	73	36	10	10	34	0	0	3	58
2018	0	74	0	66	33	9	9	33	0	0	2	50
2019	0	67	0	59	30	7	8	31	0	0	2	44
2020	0	60	0	53	27	6	7	30	0	0	2	38
2021	0	55	0	47	24	5	6	29	0	0	1	32
Subt			0	18333	1129	3569	491	4227	0	421	586	11339
20 Yr			0	159	187	16	36	119	0	0	4	179
Totl			0	18491	1317	3585	527	4346	0	421	590	11518
Discounted	@10.0%		0	13301	697	2606	326	2851	0	366	378	8226
Cash	@12.0%		0	12612	644	2471	306	2671	0	357	350	7801
Streams	@15.0%		0	11710	581	2293	280	2442	0	343	314	7247

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Sproule

Table: C-3C

Proven Developed,
Non-Producing

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant
Prodn Start Jan 01, 2002
INCLUDES ARTC
PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

	Non-Assoc / Assoc Pipeline Gas					
Year	Wells	Daily	Gross	Co Int	Co Net	Price
		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	15.0	33306	12157	913	789	3.27
2003	18.0	34166	12471	1004	796	3.42
2004	18.0	29278	10686	940	723	3.45
2005	18.0	20200	7373	645	499	3.44
2006	17.0	13928	5084	470	365	3.44
2007	16.0	9646	3521	350	274	3.42
2008	15.0	6688	2441	262	206	3.41
2009	13.0	4698	1715	206	165	3.40
2010	12.0	3529	1288	164	132	3.39
2011	11.0	2129	777	114	94	3.40
2012	10.0	928	339	79	65	3.47
2013	6.0	935	341	71	61	3.46
2014	4.0	786	287	52	45	3.43
2015	4.0	696	254	44	38	3.43
2016	3.0	599	218	33	28	3.42
2017	3.0	544	199	30	26	3.41
2018	3.0	495	181	27	23	3.41
2019	3.0	450	164	24	21	3.41
2020	3.0	410	150	22	19	3.40
2021	3.0	373	136	20	18	3.40
Subt			59781	5470	4386	
20 Yr			1003	98	90	
Totl			60784	5568	4476	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

	Propane				Butane				PentanePlus				Sulphur			
Year	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	MLt	MLt	MLt	$/Lt
2002	235.7	3.4	2.4	13.94	125.6	3.5	2.3	14.19	80.4	2.2	1.5	26.93	0.7	0.4	0.3	0.00
2003	235.7	3.4	2.4	13.96	125.4	3.5	2.3	14.19	80.5	2.3	1.5	27.05	0.7	0.3	0.3	0.00
2004	198.3	2.9	2.0	13.96	105.7	3.0	1.9	14.17	67.5	1.7	1.1	26.64	0.6	0.3	0.2	0.00
2005	135.4	1.9	1.4	13.96	72.7	2.3	1.5	14.05	46.2	1.2	0.8	26.36	0.5	0.3	0.2	0.00
2006	92.5	1.3	0.9	13.96	50.2	1.8	1.2	13.94	31.8	0.9	0.6	26.29	0.5	0.2	0.2	0.00
2007	63.2	0.9	0.6	13.96	34.7	1.5	1.0	13.83	21.9	0.7	0.5	26.22	0.4	0.2	0.2	0.00
2008	43.1	0.6	0.4	13.96	24.1	1.2	0.8	13.73	15.1	0.6	0.4	26.15	0.4	0.2	0.1	0.00
2009	29.5	0.4	0.3	13.96	16.8	1.0	0.6	13.64	10.5	0.5	0.3	26.09	0.3	0.2	0.1	0.00
2010	22.2	0.3	0.2	13.96	12.9	0.9	0.5	13.60	8.0	0.4	0.2	26.06	0.3	0.1	0.1	0.00
2011	12.3	0.2	0.1	13.96	7.6	0.7	0.4	13.48	4.6	0.3	0.2	25.96	0.2	0.1	0.1	0.00
2012	3.8	0.1	0.0	13.91	3.1	0.6	0.3	13.33	1.7	0.2	0.1	25.84	0.2	0.1	0.1	0.00
2013	0.0	0.0	0.0	0.00	0.9	0.5	0.3	13.23	0.4	0.2	0.1	25.75	0.2	0.1	0.1	0.00
2014	0.0	0.0	0.0	0.00	0.8	0.4	0.3	13.23	0.3	0.2	0.1	25.75	0.2	0.1	0.1	0.00
2015	0.0	0.0	0.0	0.00	0.7	0.4	0.2	13.23	0.3	0.1	0.1	25.75	0.1	0.1	0.1	0.00
2016	0.0	0.0	0.0	0.00	0.6	0.3	0.2	13.23	0.3	0.1	0.1	25.75	0.1	0.1	0.0	0.00
2017	0.0	0.0	0.0	0.00	0.6	0.3	0.2	13.23	0.2	0.1	0.1	25.75	0.1	0.1	0.0	0.00
2018	0.0	0.0	0.0	0.00	0.5	0.2	0.1	13.23	0.2	0.1	0.1	25.75	0.1	0.0	0.0	0.00
2019	0.0	0.0	0.0	0.00	0.4	0.2	0.1	13.23	0.2	0.1	0.1	25.75	0.1	0.0	0.0	0.00
2020	0.0	0.0	0.0	0.00	0.4	0.2	0.1	13.23	0.2	0.1	0.0	25.75	0.1	0.0	0.0	0.00
2021	0.0	0.0	0.0	0.00	0.3	0.2	0.1	13.23	0.1	0.1	0.0	25.75	0.1	0.0	0.0	0.00
Subt	1071.7	15.4	10.8		584.0	22.6	14.5		370.1	12.0	7.7		5.9	2.9	2.2	
20 Yr	0.0	0.0	0.0		1.0	0.5	0.3		0.4	0.2	0.1		0.2	0.1	0.1	
Totl	1071.7	15.4	10.8		585.0	23.1	14.8		370.5	12.2	7.8		6.1	3.0	2.2	

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3C

Proven Developed,
Non-Producing

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant
Prodn Start Jan 01, 2002
INCLUDES ARTC
FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	2984	158	0	1	0	405	0	88	0	38	100	471	0	0	2117
2003	0	3427	159	0	1	0	691	0	101	0	61	58	692	0	0	2107
2004	0	3242	127	0	1	0	734	0	76	0	63	33	685	0	0	1904
2005	0	2220	91	0	1	0	513	0	36	0	43	16	464	0	0	1326
2006	0	1614	68	0	1	0	368	0	29	0	32	8	365	0	0	945
2007	0	1199	52	0	1	0	263	0	25	0	23	4	297	0	0	686
2008	0	893	40	0	1	0	187	0	23	0	17	1	237	0	0	502
2009	0	701	32	0	0	0	136	0	20	0	13	1	207	0	0	382
2010	0	554	26	0	0	0	101	0	18	0	10	0	179	0	0	292
2011	0	388	20	0	0	0	66	0	14	0	7	0	141	0	0	194
2012	0	272	14	0	0	0	42	0	12	0	5	0	104	0	0	134
2013	0	203	11	0	43	0	30	0	10	0	-2	0	84	0	0	130
2014	0	141	10	0	39	0	22	0	9	0	-2	0	58	0	0	98
2015	0	115	8	0	35	0	18	0	8	0	-3	0	51	0	0	81
2016	0	82	7	0	32	0	13	0	7	0	-3	0	36	0	0	63
2017	0	73	7	0	29	0	11	0	6	0	-2	0	34	0	0	55
2018	0	66	6	0	27	0	9	0	6	0	-2	0	33	0	0	48
2019	0	59	5	0	24	0	8	0	5	0	-2	0	31	0	0	42
2020	0	53	4	0	22	0	7	0	4	0	-2	0	30	0	0	36
2021	0	47	4	0	20	0	6	0	4	0	-2	0	29	0	0	31
Subt	0	18333	849	0	281	0	3631	0	500	0	291	220	4227	0	0	11174
20 Yr	0	159	11	0	176	0	17	0	13	0	-22	0	119	0	0	175
Totl	0	18491	860	0	457	0	3649	0	512	0	269	220	4346	0	0	11350

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Intangible CEE	Intangible CDE	Tangible C1 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	13	9	0	0	0	21	2095	2095	0	0	0	0	0	2095	2095
2003	0	0	0	0	400	0	400	1707	3802	6	0	0	0	0	1713	3808
2004	0	0	0	0	0	0	0	1904	5707	166	0	0	0	0	2070	5879
2005	0	0	0	0	0	0	0	1326	7033	118	0	0	0	0	1444	7323
2006	0	0	0	0	0	0	0	945	7978	85	0	0	0	0	1030	8353
2007	0	0	0	0	0	0	0	686	8664	60	0	0	0	0	746	9099
2008	0	0	0	0	0	0	0	502	9166	43	0	0	0	0	545	9644
2009	0	0	0	0	0	0	0	382	9549	31	0	0	0	0	413	10058
2010	0	0	0	0	0	0	0	292	9840	23	0	0	0	0	315	10372
2011	0	0	0	0	0	0	0	194	10035	15	0	0	0	0	209	10582
2012	0	0	0	0	0	0	0	134	10169	10	0	0	0	0	144	10726
2013	0	0	0	0	0	0	0	130	10299	7	0	0	0	0	137	10863
2014	0	0	0	0	0	0	0	98	10397	5	0	0	0	0	103	10966
2015	0	0	0	0	0	0	0	81	10477	4	0	0	0	0	85	11050
2016	0	0	0	0	0	0	0	63	10540	3	0	0	0	0	66	11116
2017	0	0	0	0	0	0	0	55	10596	3	0	0	0	0	58	11175
2018	0	0	0	0	0	0	0	48	10644	2	0	0	0	0	50	11225
2019	0	0	0	0	0	0	0	42	10686	2	0	0	0	0	44	11269
2020	0	0	0	0	0	0	0	36	10722	2	0	0	0	0	38	11307
2021	0	0	0	0	0	0	0	31	10753	1	0	0	0	0	32	11339
Subt	0	13	9	0	400	0	421	10753		586	0	0	0	0	11339	
20 Yr	0	0	0	0	0	0	0	175		4	0	0	0	0	179	
Totl	0	13	9	0	400	0	421	10928		590	0	0	0	0	11518	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	7848	7451	6933	6491	6229	5669	5213
Cash Flow	8226	7801	7247	6773	6494	5895	5408

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3D

Proven
Undeveloped

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant
Prodn Start Mar 01, 2002
INCLUDES ARTC
SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Reserves

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	35849.6	21977	7636	0.0	37.3	1820.2	342.9	2200.4	0.0
Co Int	1688.6	768	4621	0.0	14.0	112.5	15.3	141.8	0.0
Co Net	1531.0	536	3567	0.0	11.2	85.3	10.0	106.4	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	8096	25081	294	0	0	25374
10.0	7400	12428	155	0	0	12583
12.0	7285	11223	139	0	0	11362
15.0	7122	9730	119	0	0	9849
18.0	6971	8514	103	0	0	8617
20.0	6877	7819	94	0	0	7914
25.0	6656	6387	76	0	0	6464
30.0	6458	5274	63	0	0	5337

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	232	970	2426	1370	88	688	236	383	0	5722	0	-3144
2003	539	2511	4650	3500	252	1434	477	1101	0	1619	0	3770
2004	535	1966	4452	2737	212	1073	351	1328	0	600	0	4049
2005	447	1540	3622	2145	171	761	261	1403	0	0	70	3584
2006	350	1212	2839	1690	138	554	193	1271	0	0	47	2696
2007	280	956	2277	1332	112	415	144	1163	0	13	33	2020
2008	229	954	1865	1280	91	331	108	1106	0	0	25	1717
2009	160	731	1376	986	74	248	80	867	0	0	17	1257
2010	74	567	800	767	61	183	58	432	0	0	11	966
2011	64	480	692	635	64	170	37	369	0	130	15	700
2012	49	470	534	601	80	175	13	292	0	0	22	757
2013	46	343	500	444	57	124	10	277	0	13	14	591
2014	43	401	468	500	42	97	8	272	0	0	9	643
2015	41	261	444	325	28	69	1	234	0	0	6	498
2016	39	174	422	217	21	51	1	211	0	0	4	401
2017	37	120	402	152	14	39	1	195	0	0	3	336
2018	35	91	384	115	12	33	1	188	0	0	3	292
2019	34	83	368	99	11	30	1	197	0	0	2	251
2020	32	132	354	138	10	30	3	247	0	0	3	225
2021	31	15	341	18	7	21	0	140	0	0	2	205
Subt			29216	19048	1545	6526	1984	11677	0	8096	286	21813
51 Yr			15003	1019	362	971	0	11859	0	0	8	3562
Totl			44219	20067	1907	7497	1984	23536	0	8096	294	25374
Discounted	@10.0%		19491	12480	981	4569	1462	7092	0	7400	155	12583
Cash	@12.0%		18053	11642	907	4297	1387	6410	0	7285	139	11362
Streams	@15.0%		16320	10576	815	3951	1288	5620	0	7122	119	9849

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3D

Proven
Undeveloped

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant
Prodn Start Mar 01, 2002
INCLUDES ARTC
PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

Year	Oil Wells	Oil Daily	Oil Gross	Oil Co Int	Oil Co Net	Oil Price	Solution Pipeline Gas Gross	Solution Pipeline Gas Co Int	Solution Pipeline Gas Co Net	Solution Pipeline Gas Price	Non-Assoc / Assoc Pipeline Gas Wells	Non-Assoc / Assoc Pipeline Gas Daily	Non-Assoc / Assoc Pipeline Gas Gross	Non-Assoc / Assoc Pipeline Gas Co Int	Non-Assoc / Assoc Pipeline Gas Co Net	Non-Assoc / Assoc Pipeline Gas Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	7.0	385	140.6	84.6	67.0	28.68	221	58	44	2.86	3.0	988	361	296	217	4.07
2003	7.0	991	361.5	196.8	159.7	23.63	325	83	62	2.79	7.0	3438	1255	833	617	3.93
2004	32.0	1025	374.2	195.3	167.8	22.80	283	69	51	2.80	7.0	2774	1013	648	485	3.93
2005	32.0	981	358.1	163.0	145.1	22.22	247	53	38	2.82	7.0	2196	801	509	382	3.93
2006	32.0	901	329.0	127.7	115.7	22.24	221	41	29	2.83	7.0	1749	639	402	302	3.93
2007	32.0	853	311.4	102.2	94.0	22.27	203	32	23	2.85	6.0	1397	510	317	239	3.93
2008	32.0	825	301.2	83.5	77.6	22.33	190	25	18	2.87	7.0	1515	553	323	261	3.75
2009	32.0	763	278.3	58.3	54.3	23.60	182	21	15	2.89	7.0	1162	424	246	197	3.77
2010	10.0	652	237.9	27.0	24.8	29.61	176	17	12	2.89	7.0	907	331	190	151	3.79
2011	8.0	671	244.9	23.3	21.6	29.67	172	14	10	2.93	7.0	822	300	161	126	3.69
2012	6.0	683	249.4	17.9	17.0	29.76	169	10	7	3.05	7.0	848	309	161	124	3.54
2013	6.0	702	256.4	16.8	16.0	29.81	164	9	6	3.08	7.0	619	226	116	92	3.60
2014	4.0	717	261.7	15.7	14.9	29.87	155	7	5	3.11	7.0	758	277	139	123	3.44
2015	4.0	734	268.0	14.8	14.2	29.90	159	7	5	3.13	7.0	477	174	88	79	3.45
2016	4.0	749	273.5	14.1	13.5	29.93	162	7	4	3.14	4.0	315	115	57	51	3.45
2017	4.0	762	278.2	13.4	12.8	29.95	165	6	4	3.16	4.0	215	78	38	34	3.53
2018	4.0	773	282.3	12.8	12.3	29.97	168	6	4	3.18	3.0	161	59	27	25	3.56
2019	4.0	783	285.8	12.3	11.8	29.99	170	6	4	3.24	10.0	182	67	25	22	3.29
2020	4.0	791	288.8	11.8	11.3	30.01	172	6	4	3.21	10.0	370	135	43	39	2.86
2021	4.0	798	291.4	11.3	10.9	30.03	173	5	4	3.22	1.0	25	9	0	0	3.47
Subt			5672.9	1202.7	1062.2		3875	481	349				7636	4621	3567	
51 Yr			30176.8	485.9	468.7		18102	287	188				0	0	0	
Totl			35849.6	1688.6	1531.0		21977	768	536				7636	4621	3567	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

Year	Propane Gross	Propane CoInt	Propane CoNet	Propane Price	Butane Gross	Butane CoInt	Butane CoNet	Butane Price	PentanePlus Gross	PentanePlus CoInt	PentanePlus CoNet	PentanePlus Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2002	0.0	0.0	0.0	0.00	10.2	7.1	5.7	11.22	1.4	0.4	0.3	22.18
2003	7.8	2.9	2.3	15.95	22.3	15.8	12.3	12.06	2.2	0.5	0.3	22.32
2004	6.3	2.4	1.9	15.95	20.3	13.2	10.2	12.02	2.2	0.5	0.3	23.89
2005	5.1	1.9	1.5	15.95	18.4	10.5	8.1	12.03	2.1	0.4	0.2	24.20
2006	4.1	1.5	1.2	15.95	17.0	8.4	6.5	12.04	2.1	0.3	0.2	24.39
2007	3.3	1.2	1.0	15.95	16.0	6.8	5.2	12.05	2.2	0.3	0.2	24.52
2008	2.7	1.0	0.8	15.95	15.3	5.5	4.2	12.05	2.2	0.2	0.2	24.61
2009	2.1	0.8	0.6	15.95	14.8	4.4	3.4	12.04	2.3	0.2	0.1	24.68
2010	1.7	0.7	0.5	15.95	14.5	3.6	2.7	12.03	2.3	0.2	0.1	24.74
2011	1.4	0.5	0.4	15.95	14.0	2.6	2.1	11.11	4.5	1.2	0.8	19.59
2012	1.1	0.4	0.3	15.95	14.0	2.2	1.7	11.09	7.0	2.5	1.7	19.14
2013	0.9	0.3	0.3	15.95	14.0	1.8	1.4	11.06	5.3	1.6	1.1	19.32
2014	0.7	0.3	0.2	15.95	14.0	1.5	1.2	11.03	4.2	1.0	0.7	19.54
2015	0.0	0.0	0.0	15.95	14.0	1.2	0.9	10.99	3.6	0.7	0.5	19.90
2016	0.0	0.0	0.0	0.00	14.0	1.0	0.7	10.94	3.2	0.4	0.3	20.39
2017	0.0	0.0	0.0	0.00	14.2	0.9	0.6	10.90	2.7	0.2	0.1	22.80
2018	0.0	0.0	0.0	0.00	14.3	0.8	0.6	10.86	2.6	0.1	0.1	24.97
2019	0.0	0.0	0.0	0.00	14.4	0.7	0.5	10.82	2.7	0.1	0.1	25.00
2020	0.0	0.0	0.0	0.00	14.5	0.6	0.4	10.78	2.7	0.1	0.1	25.03
2021	0.0	0.0	0.0	0.00	14.4	0.4	0.2	10.48	2.7	0.1	0.1	25.05
Subt	37.3	14.0	11.2		304.6	88.8	68.7		60.1	10.8	7.4	
51 Yr	0.0	0.0	0.0		1515.6	23.7	16.6		282.8	4.5	2.6	
Totl	37.3	14.0	11.2		1820.2	112.5	85.3		342.9	15.3	10.0	

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3D

Proven
Undeveloped

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant
Prodn Start Mar 01, 2002
INCLUDES ARTC
FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	2426	1370	88	0	0	0	636	0	238	0	26	77	383	0	0	2578
2003	4650	3500	249	0	3	0	1350	0	486	0	65	139	1101	0	0	5390
2004	4452	2737	207	0	6	0	1024	0	359	0	52	94	1328	0	0	4649
2005	3622	2145	166	0	5	0	736	0	266	0	41	61	1403	0	0	3514
2006	2839	1690	134	0	4	0	546	0	197	0	32	35	1271	0	0	2649
2007	2277	1332	108	0	4	0	418	0	147	0	26	20	1163	0	0	1999
2008	1865	1280	88	0	3	0	327	0	111	0	21	22	1106	0	0	1692
2009	1376	986	71	0	3	0	252	0	82	0	17	10	867	0	0	1240
2010	800	767	58	0	3	0	190	0	60	0	13	5	432	0	0	955
2011	692	635	62	0	2	0	179	0	38	0	13	2	369	0	0	815
2012	534	601	78	0	2	0	187	0	13	0	14	1	292	0	0	735
2013	500	444	55	0	2	0	132	0	11	0	9	1	277	0	0	589
2014	468	500	40	0	2	0	95	0	8	0	6	8	272	0	0	634
2015	444	325	26	0	1	0	70	0	1	0	4	3	234	0	0	492
2016	422	217	20	0	1	0	53	0	1	0	3	1	211	0	0	397
2017	402	152	13	0	1	0	42	0	1	0	2	0	195	0	0	333
2018	384	115	11	0	1	0	35	0	1	0	2	0	188	0	0	289
2019	368	99	10	0	1	0	32	0	1	0	2	0	197	0	0	249
2020	354	138	9	0	1	0	31	0	4	0	2	1	247	0	0	222
2021	341	18	6	0	1	0	23	0	0	0	1	0	140	0	0	203
Subt	29216	19048	1498	0	46	0	6357	0	2024	0	353	481	11677	0	0	29623
51 Yr	15003	1019	362	0	0	0	1002	0	0	0	30	0	11859	0	0	3554
Totl	44219	20067	1861	0	46	0	7358	0	2024	0	383	481	23536	0	0	33177

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	2947	2025	0	750	0	5722	-3144	-3144	0	0	0	0	0	-3144	-3144
2003	0	1096	524	0	0	0	1619	3770	626	0	0	0	0	0	3770	626
2004	0	600	0	0	0	0	600	4049	4676	0	0	0	0	0	4049	4676
2005	0	0	0	0	0	0	0	3514	8189	70	0	0	0	0	3584	8259
2006	0	0	0	0	0	0	0	2649	10838	47	0	0	0	0	2696	10955
2007	0	13	0	0	0	0	13	1987	12824	33	0	0	0	0	2020	12974
2008	0	0	0	0	0	0	0	1692	14516	25	0	0	0	0	1717	14691
2009	0	0	0	0	0	0	0	1240	15756	17	0	0	0	0	1257	15948
2010	0	0	0	0	0	0	0	955	16711	11	0	0	0	0	966	16914
2011	0	0	0	0	130	0	130	685	17396	15	0	0	0	0	700	17614
2012	0	0	0	0	0	0	0	735	18130	22	0	0	0	0	757	18370
2013	0	13	0	0	0	0	13	577	18707	14	0	0	0	0	591	18961
2014	0	0	0	0	0	0	0	634	19341	9	0	0	0	0	643	19604
2015	0	0	0	0	0	0	0	492	19833	6	0	0	0	0	498	20102
2016	0	0	0	0	0	0	0	397	20230	4	0	0	0	0	401	20503
2017	0	0	0	0	0	0	0	333	20563	3	0	0	0	0	336	20839
2018	0	0	0	0	0	0	0	289	20852	3	0	0	0	0	292	21131
2019	0	0	0	0	0	0	0	249	21101	2	0	0	0	0	251	21382
2020	0	0	0	0	0	0	0	222	21324	3	0	0	0	0	225	21608
2021	0	0	0	0	0	0	0	203	21527	2	0	0	0	0	205	21813
Subt	0	4667	2549	0	880	0	8096	21527		286	0	0	0	0	21813	
51 Yr	0	0	0	0	0	0	0	3554		8	0	0	0	0	3562	
Totl	0	4667	2549	0	880	0	8096	25080		294	0	0	0	0	25374	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	12428	11223	9730	8514	7819	6387	5274
Cash Flow	12583	11362	9849	8617	7914	6464	5337

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices

Table: C-3E

Probable

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant
Prodn Start Jan 01, 2002
INCLUDES ARTC
SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

	Oil	Solution Gas	Non-Assoc Assoc Gas	Ethane	Propane	Butane	Pentanes Plus	Total NGL	Sulphur
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	MLt
Gross	6061.8	3494	16538	0.0	71.9	256.8	189.1	517.8	0.0
Co Int	2727.9	941	6058	0.0	1.0	59.1	39.1	99.2	0.0
Co Net	2505.3	670	5243	0.0	0.7	43.0	29.5	73.2	0.0

Net Present Value

Discount Rate	Total Net Capital	Before Tax Net Rev	ARTC Cap GCA	Aband Cost	Loan Overhead	Before Tax Cash Flow
%	M$	M$	M$	M$	M$	M$
0.0	7058	42343	500	0	0	42843
10.0	5690	12930	214	0	0	13144
12.0	5471	11302	189	0	0	11491
15.0	5171	9439	160	0	0	9599
18.0	4900	8037	137	0	0	8173
20.0	4733	7279	124	0	0	7403
25.0	4360	5810	99	0	0	5909
30.0	4039	4754	80	0	0	4834

YEARLY SUMMARY OF RESERVES AND NET PRESENT VALUE
(As of Date : Jan 01, 2002)

Year	Oil Comp Int	Gas Comp Int	Oil Rev	Gas Rev	Other Rev	Total Crown	Non-Crown	Lease Expen	Other Expen	Total Cap	ARTC Aband Etc	BTax Cash Flow
	bbl/d	Mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	58	974	475	1084	10	226	84	159	0	2178	0	-1078
2003	276	1620	2480	1805	31	618	294	531	0	0	0	2874
2004	300	1441	2502	1608	48	492	263	579	0	2150	0	673
2005	569	1372	4191	1535	70	500	409	1268	0	2700	77	996
2006	565	1264	4080	1406	69	418	402	1418	0	30	59	3344
2007	576	1359	4078	1472	69	367	406	1825	0	-13	49	3082
2008	464	1274	3369	1344	67	302	322	1714	0	0	40	2482
2009	397	1144	2933	1216	71	256	268	1719	0	0	33	2010
2010	356	909	2696	987	71	214	229	1749	0	0	27	1589
2011	198	666	1717	755	68	179	132	944	0	0	22	1307
2012	112	647	1172	741	72	151	116	593	0	0	16	1142
2013	103	557	1078	650	69	136	100	566	0	0	14	1007
2014	98	442	1024	541	65	121	88	490	0	0	11	942
2015	84	396	874	487	62	113	64	394	0	13	10	849
2016	79	436	828	532	57	110	53	381	0	0	9	881
2017	70	399	734	490	57	104	38	341	0	0	8	807
2018	68	386	702	474	58	98	36	358	0	0	8	750
2019	69	364	712	446	54	90	36	391	0	0	7	702
2020	68	305	710	373	48	76	36	369	0	0	7	657
2021	71	330	741	392	47	74	42	455	0	0	8	615
Subt			37096	18338	1162	4647	3419	16246	0	7058	405	25631
60 Yr			31306	3380	788	1310	457	16589	0	0	95	17212
Totl			68402	21717	1950	5957	3876	32835	0	7058	500	42843
Discounted	@10.0%		21090	10392	535	2790	2002	8606	0	5690	214	13144
Cash	@12.0%		18752	9419	455	2549	1817	7487	0	5471	189	11491
Streams	@15.0%		16062	8259	368	2260	1591	6227	0	5171	160	9599

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Table: C-3E

Probable

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant
Prodn Start Jan 01, 2002
INCLUDES ARTC
PRODUCTION AND PRICE FORECAST (MAJOR PRODUCTS)
(As of Date : Jan 01, 2002)

	Oil						Solution Pipeline Gas				Non-Assoc / Assoc Pipeline Gas					
Year	Wells	Daily	Gross	Co Int	Co Net	Price	Gross	Co Int	Co Net	Price	Wells	Daily	Gross	Co Int	Co Net	Price
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2002	1.0	122	43.8	21.3	17.1	22.46	17	5	3	2.89	6.0	1373	501	351	300	3.05
2003	5.0	422	154.0	100.6	81.8	24.73	48	33	25	2.75	7.0	2336	853	558	464	3.07
2004	6.0	495	180.5	109.5	91.8	22.94	53	31	24	2.79	9.0	4683	1709	495	433	3.07
2005	62.0	853	311.2	207.8	181.2	20.25	64	34	26	2.84	8.0	5758	2102	466	407	3.08
2006	63.0	879	321.0	206.1	181.2	19.88	68	32	24	2.85	10.0	3890	1420	430	377	3.06
2007	101.0	943	344.3	210.1	185.9	19.48	70	29	22	2.82	29.0	3126	1141	467	414	2.98
2008	77.0	752	274.4	169.4	151.1	19.96	75	27	20	2.78	37.0	2544	928	438	387	2.90
2009	117.0	702	256.4	144.7	129.8	20.35	79	26	19	2.73	37.0	2212	807	392	347	2.93
2010	121.0	658	240.0	129.8	117.2	20.87	81	26	20	2.69	32.0	1780	650	306	269	3.00
2011	83.0	447	163.3	72.4	65.9	23.87	81	24	18	2.71	18.0	1252	457	219	188	3.16
2012	43.0	295	107.6	40.9	36.6	28.82	79	22	17	2.71	17.0	1066	389	214	183	3.19
2013	30.0	275	100.2	37.6	33.9	28.76	76	20	15	2.82	15.0	1151	420	183	155	3.25
2014	30.0	288	105.0	35.7	32.5	28.72	76	19	14	2.87	8.0	1016	371	142	120	3.43
2015	55.0	324	118.1	30.6	28.1	28.65	74	16	11	2.96	7.0	931	340	129	108	3.43
2016	35.0	289	105.6	28.9	26.9	28.60	73	15	10	2.99	5.0	1015	371	144	125	3.39
2017	33.0	269	98.1	25.7	24.2	28.51	72	13	8	2.99	20.0	1089	398	133	114	3.42
2018	8.0	191	69.8	24.7	23.3	28.45	71	12	8	2.99	20.0	1244	454	129	110	3.41
2019	8.0	194	70.7	25.0	23.7	28.43	71	12	8	2.99	21.0	1134	414	120	103	3.40
2020	67.0	216	79.0	25.0	23.6	28.45	76	12	8	3.08	22.0	834	304	99	85	3.39
2021	73.0	295	107.5	26.1	24.6	28.44	131	17	11	3.14	28.0	857	313	104	90	3.28
Subt			3250.8	1671.9	1480.3		1436	424	312				14341	5519	4779	
60 Yr			2811.1	1056.1	1025.0		2058	517	358				2196	538	464	
Totl			6061.8	2727.9	2505.3		3494	941	670				16538	6058	5243	

PRODUCTION AND PRICE FORECAST (NGL'S AND SULPHUR)
(As of Date : Jan 01, 2002)

	Propane				Butane				PentanePlus			
Year	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price	Gross	CoInt	CoNet	Price
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl
2002	0.5	0.0	0.0	14.03	1.4	0.1	0.1	13.22	1.0	0.2	0.2	25.48
2003	0.0	0.0	0.0	14.24	1.2	0.5	0.4	11.50	1.7	0.7	0.5	24.26
2004	18.7	0.3	0.2	12.07	11.7	1.1	0.9	12.34	8.4	0.8	0.6	26.05
2005	28.7	0.4	0.3	11.93	17.9	1.8	1.4	12.21	12.4	1.0	0.8	26.76
2006	15.2	0.2	0.2	11.95	11.3	1.8	1.4	11.82	8.2	1.0	0.8	27.18
2007	7.6	0.1	0.1	12.17	8.0	1.8	1.4	11.57	6.8	1.1	0.9	27.51
2008	3.4	0.0	0.0	12.44	6.4	1.8	1.4	11.44	6.4	1.2	1.0	27.71
2009	1.2	0.0	0.0	12.66	5.7	1.8	1.4	11.39	6.5	1.3	1.0	27.85
2010	-0.1	0.0	0.0	12.79	5.2	1.8	1.3	11.38	6.3	1.3	1.1	27.97
2011	-1.2	0.0	0.0	12.87	4.6	1.7	1.3	11.40	5.7	1.3	1.0	28.08
2012	-1.9	0.0	0.0	12.90	4.2	1.6	1.2	11.43	5.5	1.6	1.3	28.62
2013	0.0	0.0	0.0	0.00	5.2	1.5	1.1	11.53	5.9	1.6	1.3	28.73
2014	0.0	0.0	0.0	0.00	5.1	1.4	1.1	11.58	5.6	1.6	1.3	28.72
2015	0.0	0.0	0.0	0.00	5.1	1.3	1.0	11.62	5.4	1.5	1.2	28.74
2016	0.0	0.0	0.0	0.00	5.0	1.3	0.9	11.67	5.2	1.4	1.1	28.68
2017	0.0	0.0	0.0	0.00	5.2	1.2	0.9	11.67	6.0	1.5	1.2	28.54
2018	0.0	0.0	0.0	0.00	5.4	1.2	0.9	11.66	7.3	1.5	1.2	28.26
2019	0.0	0.0	0.0	0.00	5.2	1.1	0.8	11.72	6.8	1.5	1.2	28.26
2020	0.0	0.0	0.0	0.00	4.7	1.0	0.7	11.87	5.4	1.2	1.0	28.37
2021	0.0	0.0	0.0	0.00	4.8	1.0	0.8	11.86	5.0	1.2	0.9	28.39
Subt	71.9	1.0	0.7		123.6	26.8	20.3		121.6	24.6	19.4	
60 Yr	0.0	0.0	0.0		133.3	32.3	22.7		67.5	14.5	10.1	
Totl	71.9	1.0	0.7		256.8	59.1	43.0		189.1	39.1	29.5	

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Table: C-3E

Probable

ADVANTAGE ENERGY INCOME FUND
ConDec31 - Constant
Prodn Start Jan 01, 2002
INCLUDES ARTC
FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Revenue Oil	Revenue Gas	Revenue NGL	Revenue Sul	Revenue Roy	Revenue Other	Royalties Crown	Royalties Prod	Royalties Res	Royalties Sul	GCA rec'd	Min Taxes	Lease Exp	Plant Exp	NPI	Oper Inc
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	475	1084	6	0	4	0	181	0	87	0	11	53	159	0	0	1100
2003	2480	1805	23	0	8	0	508	0	302	0	24	126	531	0	0	2874
2004	2502	1608	38	0	10	0	385	0	267	0	17	121	579	0	0	2823
2005	4191	1535	54	0	16	0	379	0	413	0	19	136	1268	0	0	3619
2006	4080	1406	51	0	17	0	315	0	406	0	17	116	1418	0	0	3316
2007	4078	1472	53	0	16	0	281	0	411	0	17	99	1825	0	0	3021
2008	3369	1344	55	0	12	0	251	0	326	0	17	64	1714	0	0	2442
2009	2933	1216	57	0	14	0	226	0	272	0	16	42	1719	0	0	1977
2010	2696	987	57	0	14	0	198	0	233	0	14	27	1749	0	0	1562
2011	1717	755	55	0	13	0	174	0	135	0	12	15	944	0	0	1285
2012	1172	741	63	0	8	0	148	0	119	0	12	12	593	0	0	1126
2013	1078	650	65	0	4	0	135	0	103	0	11	10	566	0	0	993
2014	1024	541	61	0	4	0	117	0	90	0	10	12	490	0	0	931
2015	874	487	58	0	3	0	109	0	66	0	9	11	394	0	0	852
2016	828	532	56	0	2	0	102	0	55	0	9	15	381	0	0	872
2017	734	490	56	0	1	0	99	0	40	0	9	11	341	0	0	799
2018	702	474	57	0	1	0	96	0	38	0	9	9	358	0	0	742
2019	712	446	54	0	0	0	90	0	38	0	9	7	391	0	0	695
2020	710	373	47	0	1	0	75	0	38	0	7	6	369	0	0	650
2021	741	392	45	0	1	0	74	0	45	0	7	5	455	0	0	607
Subt	37096	18338	1013	0	149	0	3942	0	3485	0	258	897	16246	0	0	32284
60 Yr	31306	3380	781	0	6	0	1467	0	471	0	192	22	16589	0	0	17117
Totl	68402	21717	1794	0	155	0	5408	0	3955	0	450	919	32835	0	0	49402

FORECAST OF REVENUE BEFORE INCOME TAX
(As of Date : Jan 01, 2002)

Year	Intangible CEE	Intangible CDE	Tangible Cl 41	Tangible Plant	Tangible Other	CEDIP COGPE	Total Cap	Net Rev	Cum NetRev	ARTC CapGCA	Aband Cost	Ovhd	Loan Repmt Prin	Loan Repmt Int	Cash Flow	Cum CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2002	0	1350	828	0	0	0	2178	-1078	-1078	0	0	0	0	0	-1078	-1078
2003	0	0	0	0	0	0	0	2874	1796	0	0	0	0	0	2874	1796
2004	0	1400	750	0	0	0	2150	673	2469	0	0	0	0	0	673	2469
2005	0	2025	675	0	0	0	2700	919	3388	77	0	0	0	0	996	3465
2006	0	0	0	30	0	0	30	3285	6673	59	0	0	0	0	3344	6809
2007	0	-13	0	0	0	0	-13	3033	9707	49	0	0	0	0	3082	9892
2008	0	0	0	0	0	0	0	2442	12149	40	0	0	0	0	2482	12374
2009	0	0	0	0	0	0	0	1977	14126	33	0	0	0	0	2010	14384
2010	0	0	0	0	0	0	0	1562	15687	27	0	0	0	0	1589	15972
2011	0	0	0	0	0	0	0	1285	16972	22	0	0	0	0	1307	17279
2012	0	0	0	0	0	0	0	1126	18098	16	0	0	0	0	1142	18421
2013	0	0	0	0	0	0	0	993	19091	14	0	0	0	0	1007	19428
2014	0	0	0	0	0	0	0	931	20022	11	0	0	0	0	942	20370
2015	0	13	0	0	0	0	13	839	20861	10	0	0	0	0	849	21219
2016	0	0	0	0	0	0	0	872	21734	9	0	0	0	0	881	22101
2017	0	0	0	0	0	0	0	799	22532	8	0	0	0	0	807	22907
2018	0	0	0	0	0	0	0	742	23274	8	0	0	0	0	750	23657
2019	0	0	0	0	0	0	0	695	23969	7	0	0	0	0	702	24359
2020	0	0	0	0	0	0	0	650	24618	7	0	0	0	0	657	25015
2021	0	0	0	0	0	0	0	607	25226	8	0	0	0	0	615	25631
Subt	0	4775	2253	30	0	0	7058	25226		405	0	0	0	0	25631	
60 Yr	0	0	0	0	0	0	0	17117		95	0	0	0	0	17212	
Totl	0	4775	2253	30	0	0	7058	42343		500	0	0	0	0	42843	

Net Present Value M$	10.0%	12.0%	15.0%	18.0%	20.0%	25.0%	30.0%
Net Revenue	12930	11302	9439	8037	7279	5810	4754
Cash Flow	13144	11491	9599	8173	7403	5909	4834

Includes ARTC on Selected Properties
Constant Price Case Using Dec 31/01 Prices
Probable Reserves and Values Are Risked

Appendix A — Definitions

The following definitions form the basis of our classification of reserves and values presented in this report.

1. **Proven Reserves** are those quantities of crude oil, natural gas, and natural gas by-products, which, upon analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under presently anticipated economic and operating conditions. There is relatively little risk with these reserves.

   Proven reserves are sub-divided into the following groups, depending on their status of development.

   a. **Proven Developed Reserves**
   These are proven reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. This group is further divided to include the following:

      i. **Proven Developed Producing Reserves**
      These are proven reserves that are presently being produced from completion intervals open for production in existing wells.

      ii. **Proven Developed Non-Producing Reserves**
      These are proven reserves that are currently not being produced but do exist in completed but not producing intervals in existing wells, behind casing in existing wells or at minor depths below the present bottom of existing wells. These proven reserves are expected to be produced through the existing wells in the predictable future. These reserves are classified as proven developed because the cost of making such reserves available for production is relatively small, compared to the cost of a new well.

   b. **Proven Undeveloped Reserves**
   These are proven reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where relatively major expenditures are required for completion of these wells or for the installation of processing and gathering facilities prior to the production of the reserves. Reserves on undrilled acreage are limited to those drilling units offsetting productive wells, where there is reasonable certainty of production.

2. **Probable Reserves** are those reserves that may be recoverable as a result of the beneficial effects that may be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism than that deemed proven at the present time, or that may reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions that contain proven reserves. The risk associated with these reserves generally ranges from 25 to 75 percent.

3. **Pipeline Gas Reserves** are gas reserves remaining after deducting surface losses due to process shrinkage and raw gas used as lease fuel.

4. **Remaining Recoverable Reserves** are the total remaining recoverable reserves associated with the acreage in which the Company has an interest.

5. **Company Gross Reserves** are the Company's working, lessor royalty, and overriding royalty interest share of the remaining reserves, before deduction of any royalties.

6. **Company Net Reserves** are the gross remaining reserves of the properties in which the Company has an interest, less all Crown, freehold, and overriding royalties and interests owned by others.

7. **Net Production Revenue** is income derived from the sale of net reserves of oil, pipeline gas, and gas by-products, less all capital and operating costs.

Appendix B — Prices (As of January 1, 2002)

Sproule's short term outlook for oil and gas prices adopts the NYMEX futures market for the forecast period ending June 30, 2003. The forecast used in this evaluation was derived as of **January 1, 2002** and reflects the arithmetic average of the futures market at the close of trading each day, for the month prior to the Termination of Trading date for a **January** contract. The oil price forecasts are based on the NYMEX Division light, sweet (low-sulphur) crude oil futures contract, which specifies the West Texas Intermediate crude as a deliverable, and the gas price forecasts are based on the NYMEX Division Henry Hub natural gas futures contract.

The NYMEX oil and gas futures prices are the foundation of Sproule's energy pricing models in the early years. This data is combined with Sproule's assumptions respecting long-term prices, inflation rates, and exchange rates, together with estimates of transportation costs and prices of competing fuels, to forecast wellhead and plantgate prices for Canadian oil, natural gas, and natural gas by-product production. The following paragraphs briefly describe some of the key considerations included in Sproule's long term outlook for oil and natural gas price forecasts.

Oil Prices

In the long term, the price of oil will be governed by supply and demand, and the degree that OPEC is able to limit supply will be a major determinant in establishing oil prices for the next ten years. The long-term oil price forecast, presented in Table P-1, was based on a supply forecast that falls in between a fully competitive market and a market controlled by an effective OPEC production quota system. Price stability that promotes a steady growth in demand is therefore in the best interest of the OPEC nations. Sproule's long-term forecast has been capped at $20.50 per barrel (2001 dollars) in recognition of the economic hurdle rate of alternative supplies. In the foreseeable future, OPEC must limit the real increase in oil prices in order to limit the development of alternative supplies.

Transmission costs, a significant item in forecasting Canadian wellhead prices, are expected to increase at rates that are generally less than the rate of inflation. The exchange rate ($U.S. per $Canadian) reflects the current futures market currently in the range of 0.63 to 0.64.

The oil price forecasts set out in Table P-1 are based on a forecast of prices for West Texas Intermediate crude at Cushing, Oklahoma. The price of this marker crude is expected to directly reflect world oil prices over the forecast period. The Edmonton par price is for a 40 to 45 degree API crude having less than 0.5 percent sulphur. The actual wellhead price of oil will vary with the quality of the crude and the cost of the transportation from the wellhead to the trading hub in Edmonton. This cost, which is referred to as the price differential, is based on the actual

difference between the revenue received at the wellhead and the Edmonton par price postings of major crude oil purchasers. In the absence of actual crude oil price statistics, the differential is based on the price of similar quality crude in the area.

Natural Gas Prices

The New York Mercantile Exchange (NYMEX) posted price for gas bought and sold at the Henry Hub in Louisiana has become a common index for Canadian natural gas producers with access to the American marketplace. In Alberta, the AECO price at Suffield is a reflection of the market price for natural gas sold locally, and the Sumas price on the British Columbia/ Washington border is critical to the BC producer.

Developing a balance between supply and demand for natural gas produced in Western Canada has proved a challenge to the Canadian producer, where drilling activity, which leads to gas well completions, must serve to replace declining gas well production and fill new or expanded pipeline systems. Over the past decade, the local Alberta, Saskatchewan and BC price of natural gas has often been suppressed, relative to the market opportunities in the United States, because local natural gas delivery exceeded the pipeline capacity leaving the provinces. Various new pipeline projects have provided sufficient market access to allow Western Canadian producers to double their production since 1986. With each new pipe, the drilling activity expanded to ensure the pipeline was full and continued until a surplus in local productive capacity would once again depress the price of natural gas in the western provinces. An additional 1.1 Bcf per day of pipeline capacity was completed during the 1998/99 winter, creating additional demand for Canadian gas. This has strengthened the Canadian gas price, as there is a market perception that this time deliverability may not be available to meet the increased demand. This surge in the local market price surpasses Sproule's long-term outlook for natural gas that caps the average price at the Alberta plantgate at $Cdn 4.10 per MMBtu in real terms. Additional natural gas production is required to fill the 1 Bcf per day of new export capacity that was added in the winter of 1998/99 and the 1.2 Bcf per day of capacity in the Alliance pipeline that will be in place November 2000. The requirement for incremental supply and the support of a high gas price will encourage the natural gas industry to focus on exploration activity rather than the development drilling which, in previous years, has served to increase the overall productive capacity from Western Canada. In the United States, Sproule maintains a long-term threshold of $3.10 U.S. per MMBtu, in real terms. Detailed price schedules are set out in Table P-2. The actual plantgate price will vary with the heat content of the natural gas and the cost of transportation from the plantgate to the trading hub. In the absence of actual natural gas price statistics, the differential is based on the price of natural gas in the area.

The evaluation of uncontracted shut-in gas reserves in Western Canada considers the proximity to existing infrastructure, and the production start date varies with the magnitude of the reserves and the development plans of the operator. To the extent the plant and gathering facilities of sufficient capacity are currently available, the production start date is deferred a year or two and the economics of plant development may curtail the production of the reserves to an average daily rate of 1.0 MMcfpd per 3.5 Bcf of reserves. For reserves in remote areas, or reserves that are considered of poor quality, the production start date is no earlier than 2003.

Natural Gas By-Products

Ethane, propane, butanes, and pentanes plus prices were forecast to continue their historic relationships with crude prices in major Eastern Canadian and U.S. market areas. Ethane prices are expected to increase from present levels at a rate that corresponds to the local Alberta spot price of gas. Sulphur prices are depressed, reflecting the current market, and are forecast to realize slight growth for the forecast period. The price forecasts for natural gas by-products are set out in Table P-1. The prices for these by-products were adjusted in this report to reflect the actual prices received at the plantgate.

Table P-1
Summary of Price Forecasts and Inflation and Exchange Rates ($Cdn)
Effective January 1, 2002

	Light Crude Oil			Heavy & Medium Oil			Western Canadian Natural Gas			Natural Gas Liquids and Sulphur at Plantgate						
Year	WTI Cushing Oklahoma[a] ($US/bbl)	Edmonton Par Price 40 API ($/bbl)	Alberta Royalty Par Price ($/bbl)	Hardisty Heavy 12 API ($/bbl)	Cromer Medium 29.3 API ($/bbl)	Hardisty Medium 25.7 API ($/bbl)	Alberta[b] Plantgate Index ($/MMBtu)	British Columbia[b] Plantgate Index ($/MMBtu)	Sask.[b] Plantgate Index ($/MMBtu)	Ethane Plantgate ($/bbl)	Edmonton Propane ($/bbl)	Edmonton Butanes ($/bbl)	Edmonton Pentanes Plus ($/bbl)	Plantgate Sulphur ($/lt)	Inflation Rate (%/yr)	Exchange Rate ($US/$Cdn)
2002	19.90	29.86	27.86	14.41	25.36	21.86	3.63	3.75	3.70	10.54	16.73	17.81	30.59	0.00	1.5	0.634
2003	20.64	30.96	28.93	18.44	26.96	24.46	4.18	4.30	4.25	12.04	17.34	18.46	31.71	5.08	1.5	0.635
2004	21.12	31.67	29.61	21.58	27.92	26.67	4.19	4.26	4.26	12.08	17.74	18.88	32.43	10.30	1.5	0.635
2005	21.44	32.15	30.06	22.13	28.40	27.15	4.18	4.26	4.26	12.08	18.01	19.17	32.93	15.69	1.5	0.635
2006	21.76	32.65	30.52	22.62	28.88	27.63	4.25	4.34	4.34	12.29	18.29	19.47	33.44	15.92	1.5	0.635
2007	22.08	33.14	30.99	23.09	29.35	28.10	4.32	4.41	4.41	12.51	18.56	19.76	33.94	16.16	1.5	0.635
2008	22.42	33.65	31.46	23.56	29.82	28.57	4.40	4.49	4.49	12.73	18.85	20.06	34.46	16.40	1.5	0.635
2009	22.75	34.16	31.94	24.04	30.30	29.05	4.48	4.57	4.57	12.95	19.13	20.37	34.98	16.65	1.5	0.635
2010	23.09	34.68	32.42	24.53	30.79	29.54	4.57	4.66	4.66	13.18	19.42	20.68	35.51	16.90	1.5	0.635
2011	23.44	35.20	32.92	25.02	31.29	30.04	4.65	4.74	4.74	13.41	19.72	20.99	36.05	17.15	1.5	0.635
2012	23.79	35.74	33.42	25.52	31.79	30.54	4.73	4.82	4.82	13.64	20.02	21.31	36.60	17.41	1.5	0.635
2013	24.15	36.28	33.92	26.03	32.31	31.06	4.82	4.91	4.91	13.87	20.32	21.63	37.15	17.67	1.5	0.635
Thereafter	Escalation rate of 1.5% per year.															

Note(s):

a. 40° API, 0.4% sulphur

b. Undeveloped gas must have a minimum $0.15 per MMBtu deduction.

Table P-2
Natural Gas Price Forecasts, Various Shippers ($Cdn/MMBtu)
Effective January 1, 2002

Year	Alberta Gas Reference Price Plantgate	Alberta 30 Day Spot AECO	Alberta[a] 30 Day Spot Plantgate	Aggregator Plantgate	Alliance Pipeline	Sask.[a] 30 Day Spot Plantgate	B.C.[a] 30 Day Spot Plantgate	B.C. Average Wellhead	Huntingdon/ Sumas 30 Day Spot	Henry Hub Price ($US/MMBtu)
2002	3.39	3.80	3.63	2.95	3.05	3.70	3.75	3.20	4.15	2.89
2003	3.84	4.35	4.18	3.60	3.65	4.25	4.30	3.75	4.70	3.24
2004	3.91	4.36	4.19	3.71	3.76	4.26	4.26	3.71	4.66	3.25
2005	3.98	4.36	4.18	3.84	3.86	4.26	4.26	3.71	4.66	3.25
2006	4.12	4.44	4.25	4.04	4.04	4.34	4.34	3.79	4.74	3.29
2007	4.26	4.51	4.32	4.21	4.21	4.41	4.41	3.86	4.81	3.34
2008	4.40	4.59	4.40	4.40	4.40	4.49	4.49	3.94	4.89	3.39
2009	4.48	4.67	4.48	4.48	4.48	4.57	4.57	4.02	4.97	3.44
2010	4.57	4.76	4.57	4.57	4.57	4.66	4.66	4.11	5.06	3.50
2011	4.65	4.84	4.65	4.65	4.65	4.74	4.74	4.19	5.14	3.55
2012	4.73	4.92	4.73	4.73	4.73	4.82	4.82	4.27	5.22	3.60
2013	4.82	5.01	4.82	4.82	4.82	4.91	4.91	4.36	5.31	3.66
Thereafter	Escalation rate of 1.5% thereafter.									

Note(s):

a. Provincial Price Index, undeveloped gas must have a minimum $0.15 per MMBtu deduction.

Appendix C — Abbreviations

This appendix contains a list of abbreviations found in Sproule reports, as well as a table comparing Imperial and Metric units. Two conversion tables, used to prepare this report, are also provided.

AOF	absolute open flow
ARTC	Alberta Royalty Tax Credit
bopd	barrels of oil per day
bwpd	barrels of water per day
Cr	Crown
DCQ	daily contract quantity
DSU	drilling spacing unit
FH	Freehold
GCA	gas cost allowance
GOR	gas-oil ratio
GORR	gross overriding royalty
LPG	liquid petroleum gas
Mcfpd	thousands of cubic feet per day
MPR	maximum permissive rate
MRL	maximum rate limitation
NC	'new' Crown
NCI	net carried interest
NGL	natural gas liquids
NORR	net overriding royalty
NPI	net profits interest
OC	'old' Crown
ORRI	overriding royalty interest
P&NG	petroleum and natural gas
PSU	production spacing unit
PVT	pressure-volume-temperature
TCGSL	TransCanada Gas Services Limited
WI	working interest

Imperial Units			Metric Units	
M (10^3)	one thousand	**Prefixes**	k (10^3)	one thousand
MM (10^6)	million		M (10^6)	million
B (10^9)	one billion		T (10^{12})	one billion
T (10^{12})	one trillion		E (10^{18})	one trillion
			G (10^9)	one milliard
in.	inches	**Length**	cm	centimetres
ft	feet		m	metres
mi	mile		km	kilometres
ft^2	square feet	**Area**	m^2	square metres
ac	acres		ha	hectares
cf or ft^3	cubic feet	**Volume**	m^3	cubic metres
scf	standard cubic feet			
gal	gallons		L	litres
Mcf	thousand cubic feet			
Mcfpd	thousand cubic feet per day			
MMcf	million cubic feet			
MMcfpd	million cubic feet per day			
Bcf	billion cubic feet (10^9)			
bbl	barrels		m^3	cubic metre
Mbbl	thousand barrels			
stb	stock tank barrel		stm^3	stock tank cubic metres
bbl/d	barrels per day		m^3/d	cubic metre per day
bbl/mo	barrels per month			
Btu	British thermal units	**Energy**	J	joules
			MJ/m^3	megajoules per cubic metre (10^6)
			TJ/d	terajoule per day (10^{12})
oz	ounce	**Mass**	g	gram
lb	pounds		kg	kilograms
ton	ton		t	tonne
lt	long tons			
Mlt	thousand long tons			
psi	pounds per square inch	**Pressure**	Pa	pascals
			kPa	kilopascals (10^3)
psia	pounds per square inch absolute			
psig	pounds per square inch gauge			
°F	degrees Fahrenheit	**Temperature**	°C	degrees Celsius
°R	degrees Rankine		K	Kelvin
M$	thousand dollars	**Dollars**	k$	thousand dollars

Imperial Units			Metric Units	
sec	second	***Time***	s	second
min	minute		min	minute
hr	hour		h	hour
day	day		d	day
wk	week			week
mo	month			month
yr	year		a	annum

Conversion Factors — Metric to Imperial

cubic metres (m^3) (@ 15°C)	x 6.29010	= barrels (bbl) (@ 60°F), water
m^3 (@ 15°C)	x 6.3300	= bbl (@ 60°F), Ethane
m^3 (@ 15°C)	x 6.30001	= bbl (@ 60°F), Propane
m^3 (@ 15°C)	x 6.29683	= bbl (@ 60°F), Butanes
m^3 (@ 15°C)	x 6.29287	= bbl (@ 60°F), oil, Pentanes Plus
m^3 (@ 101.325 kPaa, 15°C)	x 0.0354937	= thousands of cubic feet (Mcf) (@ 14.65 psia, 60°F)
1,000 cubic metres (10^3m^3) (@ 101.325 kPaa, 15°C)	x 35.49373	= Mcf (@ 14.65 psia, 60°F)
hectares (ha)	x 2.4710541	= acres
1,000 square metres (10^3m^2)	x 0.2471054	= acres
10,000 cubic metres (ha·m)	x 8.107133	= acre feet (ac-ft)
$m^3/10^3m^3$ (@ 101.325 kPaa, 15° C)	x 0.0437809	= Mcf/Ac.ft. (@ 14.65 psia, 60°F)
joules (j)	x 0.000948213	= Btu
megajoules per cubic metre (MJ/m^3) (@ 101.325 kPaa, 15°C)	x 26.714952	= British thermal units per standard cubic foot (Btu/scf) (@ 14.65 psia, 60°F)
dollars per gigajoule ($/GJ)	x 1.054615	= $/Mcf (1,000 Btu gas)
metres (m)	x 3.28084	= feet (ft)
kilometres (km)	x 0.6213712	= miles (mi)
dollars per 1,000 cubic metres ($\$/10^3m^3$)	x 0.0288951	= dollars per thousand cubic feet ($/Mcf) (@ 15.025 psia) B.C.
($\$/10^3m^3$)	x 0.02817399	= $/Mcf (@ 14.65 psia) Alta.
dollars per cubic metre ($\$/m^3$)	x 0.158910	= dollars per barrel ($/bbl)
gas/oil ratio (GOR) (m^3/m^3)	x 5.640309	= GOR (scf/bbl)
kilowatts (kW)	x 1.341022	= horsepower
kilopascals (kPa)	x 0.145038	= psi
tonnes (t)	x 0.9842064	= long tons (LT)
kilograms (kg)	x 2.204624	= pounds (lb)
litres (L)	x 0.2199692	= gallons (Imperial)
litres (L)	x 0.264172	= gallons (U.S.)
cubic metres per million cubic metres ($m^3/10^6m^3$) (C_3)	x 0.177496	= barrels per million cubic feet (bbl/MMcf) (@ 14.65 psia)
$m^3/10^6m^3$) (C_4)	x 0.1774069	= bbl/MMcf (@ 14.65 psia)
$m^3/10^6m^3$) (C_{5+})	x 0.1772953	= bbl/MMcf (@ 14.65 psia)
tonnes per million cubic metres ($t/10^6m^3$) (sulphur)	x 0.0277290	= LT/MMcf (@ 14.65 psia)
millilitres per cubic meter (mL/m^3) (C_{5+})	x 0.0061974	= gallons (Imperial) per thousand cubic feet (gal (Imp)/Mcf)
(mL/m^3) (C_{5+})	x 0.0074428	= gallons (U.S.) per thousand cubic feet (gal (U.S.)/Mcf)
Kelvin (K)	x 1.8	= degrees Rankine (°R)
millipascal seconds (mPa·s)	x 1.0	= centipoise

Conversion Factors — Imperial to Metric		
barrels (bbl) (@ 60°F)	*x 0.15898*	*= cubic metres (m^3) (@ 15°C), water*
bbl (@ 60°F)	x 0.15798	= m^3 (@ 15°C), Ethane
bbl (@ 60°F)	x 0.15873	= m^3 (@ 15°C), Propane
bbl (@ 60°F)	x 0.15881	= m^3 (@ 15°C), Butanes
bbl (@ 60°F)	x 0.15891	= m^3 (@ 15°C), oil, Pentanes Plus
thousands of cubic feet (Mcf) (@ 14.65 psia, 60°F)	x 28.17399	= m^3 (@ 101.325 kPaa, 15°C)
Mcf (@ 14.65 psia, 60°F)	x 0.02817399	= 1,000 cubic metres (10^3m^3) (@ 101.325 kPaa, 15°C)
acres	x 0.4046856	= hectares (ha)
acres	x 4.046856	= 1,000 square metres (10^3m^2)
acre feet (ac-ft)	x 0.123348	= 10,000 cubic metres (10^4m^3) (ha·m)
Mcf/ac-ft (@ 14.65 psia, 60°F)	x 22.841028	= $10^3m^3/m^3$ (@ 101.325 kPaa, 15°C)
Btu	x 1054.615	= joules (J)
British thermal units per standard cubic foot (Btu/Scf) (@ 14.65 psia, 60°F)	x 0.03743222	= megajoules per cubic metre (MJ/m^3) (@ 101.325 kPaa, 15°C)
$/Mcf (1,000 Btu gas)	x 0.9482133	= dollars per gigajoule ($/GJ)
$/Mcf (@ 14.65 psia, 60°F) Alta.	x 35.49373	= $/$10^3m^3$ (@ 101.325 kPaa, 15°C)
$/Mcf (@ 15.025 psia, 60°F), B.C.	x 34.607860	= $/$10^3m^3$ (@ 101.325 kPaa, 15°C)
feet (ft)	x 0.3048	= metres (m)
miles (mi)	x 1.609344	= kilometres (km)
$/bbl	x 6.29287	= $/$m^3$ (average for 30°-50° API)
GOR (scf/bbl)	x 0.177295	= gas/oil ratio (GOR) (m^3/m^3)
horsepower	x 0.7456999	= kilowatts (kW)
psi	x 6.894757	= kilopascals (kPa)
long tons (LT)	x 1.016047	= tonnes (t)
pounds (lb)	x 0.453592	= kilograms (kg)
gallons (Imperial)	x 4.54609	= litres (L) (.001 m^3)
gallons (U.S.)	x 3.785412	= litres (L) (.001 m^3)
barrels per million cubic feet (bbl/MMcf) (@ 14.65 psia) (C_3)	x 5.6339198	= cubic metres per million cubic metres ($m^3/10^6m^3$)
bbl/MMcf (C_4)	x 5.6367593	= ($m^3/10^6m^3$)
bbl/MMcf (C_{5+})	x 5.6403087	= ($m^3/10^6m^3$)
LT/MMcf (sulphur)	x 36.063298	= tonnes per million cubic metres ($t/10^6m^3$)
gallons (Imperial) per thousand cubic feet (gal (Imp)/Mcf) (C_{5+})	x 161.3577	= millilitres per cubic meter (mL/m^3)
gallons (U.S.) per thousand cubic feet (gal (U.S.)/Mcf) (C_{5+})	x 134.3584	= (mL/m^3)
degrees Rankine (°R)	x 0.555556	= Kelvin (K)
centipoises	x 1.0	= millipascal seconds (mPa·s)

Appendix D — General Evaluation Parameters

Royalties and Mineral Taxes

The lessor and overriding royalties were based on existing agreements and government regulations. The Crown royalty rates and the Freehold Mineral Taxes were based upon existing provincial regulations.

Alberta Royalty Tax Credit

Under the Alberta Petroleum Exploration Plan, an Alberta Royalty Tax Credit (ARTC) is available to Alberta oil and gas producers. The annual projections of cash flow include the Alberta Royalty Tax Credit (ARTC). The current program provides a credit that varies between 75 percent and 25 percent of royalties, depending on a blended gas and oil price. Sproule assumes that the ARTC will continue at existing rates under the existing guidelines described below. The maximum credit is equal to $2.0 million times the ARTC rate.

The ARTC will be set quarterly, based on the Royalty Tax Credit Reference Price (RTCRP) for the previous quarter. The RTCRP will be set by the Department of Energy and will be based on:

(a) the West Texas Intermediate oil prices (Cushing, Oklahoma), converted back to average Alberta wellhead prices;
(b) the Edmonton refinery prices, adjusted back to the average wellhead prices; and
(c) the Alberta Petroleum Marketing wellhead prices.

The formulae used to calculate the rate are:

Royalty Tax Credit Reference Price (RTCRP) ($CDN/m^3)	**ARTC Rate (%)**
less than 100	75
100 to 140	$75 - \frac{2\,(RTCRP - 100)}{40}$
140 to 210	$73 - \frac{48\,(RTCRP - 140)}{70}$
more than 210	25

where: RTCRP = (Oil%) * APP + [(Gas%) * GPP * GOC]

where: Oil% = the three-year moving average of the percentage of Alberta conventional oil and gas royalties contributed by conventional oil.

APP = weighted average Alberta par price per m^3 for oil for the previous quarter. The price is determined by weighting the heavy and non-heavy par prices by their respective contribution to gross royalties.

Gas% = the three-year moving average of the percentage of Alberta conventional oil and gas royalties contributed by natural gas.

GPP = the gas par price in $/GJ for the latest available three months.

GOC = gas to oil conversion ratio, which is set at 79.64 GJ to 1 m^3.

Operating and Capital Costs

Operating and capital costs were based on current costs and escalated to the dates when these costs would be incurred. The operating costs and capital costs were escalated based upon the schedule of escalation factors included in Appendix B, Table P-1. Where applicable, a fee for dehydration, gathering, compression and processing was applied against royalty gas and credited to the Company.

By-Product Reserves

The Company's proven and probable by-product reserves are associated with a number of the properties evaluated in this report. The natural gas liquids reserves and production forecasts were based on the recovery rates determined from revenue statements (barrels per MMcf of pipeline gas) and the pipeline gas reserves and production forecasts.

The value of these by-product reserves is included in the evaluation of the associated pipeline gas reserves using current estimated prices. Future prices were estimated based on the forecasts presented in Appendix B.

Gas Cost Allowance

Gas cost allowances included in this report in the province of Alberta are those presented by the Alberta Government for the operating cost portion of the GCA, using the new 'postage stamp' rates from the government.

Probable Reserves and Application of Risk

The probable reserves presented in this report include reserves related to certain 2002 drilling locations, improved production performance, and reserves associated with untested, behind pipe zones and were evaluated in the same manner as the proven reserves, incorporating adjustments for timing of production and capital expenditures. At the request of the Company, the reserves and values have been reduced by 50 percent to account for the risks associated with proving up these probable reserves.

Well Abandonment

The capital required to abandon the wells to which reserves were assigned was not included in this report. No attempt was made to estimate the values realized from salvage of equipment and facilities that the Company has an interest in.

Net Present Values

The estimates of the P&NG reserves and their respective net present values are summarized by property and by reserves category in the Discussion section of this report. The Alberta Royalty Tax Credit is at the Corporate level only for all reserves categories.

Detailed forecasts of production and net revenue for the total proven plus probable, total proven, total proven developed producing, total proven developed non-producing, total proven undeveloped, and total probable oil and gas reserves for the Company are presented in Tables in the Summary and Discussion sections.

(48)

03 JUL 15 7:21

MATERIAL CHANGE REPORT

Item 1. **Reporting Issuer:**

Advantage Energy Income Fund
700, 400 - 5th Avenue S.W.
Calgary, AB T2P 0L6

Item 2. **Date of Material Change:**

September 27, 2002

Item 3. **News Release:**

A press release reporting the material change was issued by Advantage Energy Income Fund on September 30, 2002 through Canada Newswire.

Item 4. **Summary of Material Change:**

Offer to Purchase Shares of Best Pacific

Advantage Energy Income Fund, through its wholly owned subsidiary, Advantage Oil & Gas Ltd. ("Advantage") and Best Pacific Resources Ltd. ("Best Pacific") have entered into an agreement (the "Acquisition Agreement") dated as of September 27, 2002 pursuant to which Advantage agreed to make an offer (the "Offer") to purchase all of the issued and outstanding common shares of Best Pacific (the "Best Pacific Shares"), including all Best Pacific Shares which may become outstanding on the exercise of options to purchase Best Pacific Shares.

Bought Deal Financing

In conjunction with the transaction, Advantage also entered into an agreement, on a bought deal basis with a syndicate of underwriters led by Scotia Capital Inc. for an offering of $55 million aggregate principal amount of convertible unsecured subordinated debentures (the "Convertible Debentures"). The Convertible Debentures, with a face value of $1,000 per debenture, will have a coupon of 10.00%, mature on November 1, 2007 and be convertible into trust units of Advantage at a price of $13.30 per trust unit.

Item 5. **Full Description of Material Change:**

Offer to Purchase Shares of Best Pacific

Advantage and Best Pacific have entered into the Acquisition Agreement dated as of September 27, 2002 pursuant to which Advantage agreed to make the Offer to purchase all of the issued and outstanding Best Pacific Shares, including all Best Pacific Shares which may become outstanding on the exercise of options to purchase Best Pacific Shares. Shareholders of Best Pacific holding or controlling an aggregate of approximately 31% of the issued and outstanding Best Pacific Shares, on a fully diluted

basis, have entered into agreements pursuant to which they have agreed to tender all of their shares to the Offer.

The Offer

Advantage and Best Pacific entered into the Acquisition Agreement pursuant to which Advantage agreed to make the Offer to purchase all of the issued and outstanding Best Pacific Shares for cash consideration of $1.25 per Best Pacific Share. The Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that at least 66 2/3% of the Best Pacific Shares (calculated on a fully diluted basis) shall be tendered and not withdrawn under the Offer.

Approval by the Board of Directors

Under the Acquisition Agreement, Best Pacific represented that its board of directors had received advice from its financial advisor that it would receive a fairness opinion from such advisor that the Offer is fair, from a financial point of view, to holders of Best Pacific Shares, and has unanimously determined that the Offer is fair to holders of Best Pacific Shares and is in the best interests of Best Pacific and holders of Best Pacific Shares and will unanimously recommend acceptance of the Offer by the holders of Best Pacific Shares.

No Solicitation

Best Pacific also agreed with Advantage, among other things, that Best Pacific shall not, nor allow its subsidiaries to, nor authorize or permit any of the officers, directors or employees of Best Pacific or its subsidiaries or any financial advisor, expert, consultant, agent or other representative retained by them to:

a. directly or indirectly solicit, initiate or encourage (including, without limitation, by way of furnishing information) any inquiry or the making of any proposal to Best Pacific or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (A) a Take-Over Proposal; or (B) any issuer bid, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving any of Best Pacific or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Acquisition Agreement or the Offer or which would or could reasonably be expected to reduce the benefits to Advantage or Advantage under the Acquisition Agreement or the Offer (any such inquiry or proposal in respect of any of the foregoing being a "Best Pacific Acquisition Proposal");

b. directly or indirectly engage in any discussions, negotiations or activity regarding, furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Best Pacific or its subsidiaries or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other

person to do or seek to do any of the foregoing in connection with a Best Pacific Acquisition Proposal; or

c. waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Best Pacific or its subsidiaries under confidential information agreements, including, without limitation, any "*standstill provisions*" thereunder;

provided, however, that notwithstanding any other provision of the Acquisition Agreement, Best Pacific may:

i. engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Best Pacific, any subsidiary of Best Pacific or any of Best Pacific's representatives after the date of the Acquisition Agreement) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Best Pacific and its business, properties and assets if, and only to the extent that:

A. the third party has first made a Best Pacific Acquisition Proposal that, if consummated, would result in a transaction that is financially superior to the Offer and has demonstrated that such proposal constitutes a commercially feasible transaction which could be carried out within a time frame that is reasonable in the circumstances and that the funds or other consideration necessary for such proposal are available (as determined in good faith in each case by Best Pacific's board of directors after receiving the advice of its financial advisors) (a "Superior Proposal") and Best Pacific's board of directors had concluded in good faith, after considering applicable law and receiving advice of counsel (as reflected in the director's minutes), that such action is necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable laws; and

B. prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Best Pacific provides prompt notice orally and in writing to Advantage specifying the identity of such person or entity, Best Pacific shall have entered into a confidentiality agreement with such person or entity on terms and conditions (including those relating to confidentiality and standstill) substantially similar to those contained in the confidentiality agreement between Advantage and Best Pacific. Best Pacific shall provide prompt written notice to Advantage to the effect that it is furnishing information to or entering into discussions or negotiations with a person or entity pursuant to this section and shall immediately provide to Advantage any information provided to such person; and

ii. comply with applicable Canadian securities laws relating to the provisions of directors' circulars and make appropriate disclosure with respect thereto to holders of Best Pacific Shares.

Best Pacific also agreed to give Advantage five business days' advance notice of any agreement to be entered into with, or any information to be supplied to, any person making an inquiry, offer or proposal as contemplated by subparagraph (i) above and that it will not enter into any agreement regarding a Superior Proposal (the "Proposed Agreement") without first providing Advantage with an opportunity to amend the Acquisition Agreement and revise the Offer to provide for substantially similar terms to those included in the Proposed Agreement. In the event Advantage amends the Acquisition Agreement and the Offer to provide substantially equivalent or superior value to that provided under the Superior Proposal within the five business day time period specified above, then Best Pacific shall not enter into any Proposed Agreement. In the event that Advantage does not agree to amend the Acquisition Agreement and revise the Offer as provided above, within 5 business days of receipt of such advance notice or if Advantage within such period shall have revised the Offer and the board of directors of Best Pacific, after receiving advice from Best Pacific's financial advisors, shall have determined in its good faith judgment that the Proposed Agreement is superior to Advantage's revised Offer, from a financial point of view, Best Pacific may terminate this Agreement and shall pay the Non-Completion Fee to Advantage in accordance with the Acquisition Agreement.

Take-over Proposal

Take-Over Proposal means a proposal or offer by a third party, whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion (i.e., 10% or more) of the assets of Best Pacific or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over greater than 20% of the outstanding voting shares of Best Pacific whether by an arrangement, amalgamation, a merger, consolidation or other business combination, by means of a sale of shares in the capital of Best Pacific, tender offer or exchange offer or similar transaction involving Best Pacific including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Best Pacific or to acquire in any manner, directly or indirectly, greater than 20% of the outstanding voting shares of Best Pacific (other than the transactions contemplated by the Acquisition Agreement);

Waiver of Shareholder Rights Plan to the Offer

Best Pacific has agreed to waive the application of its shareholder rights plan to the Offer and to any compulsory acquisition or Subsequent Acquisition Transaction.

Non-Completion Fees

Best Pacific has agreed to pay Advantage a non-completion fee in the amount of $1.8 million in certain events ("Non-Completion Fee"). In addition, Advantage has agreed to pay Best Pacific a non-completion fee if Advantage withdraws or terminates the Offer

and does not take up and pay for Best Pacific Shares deposited under the Offer in reliance on a specific condition set forth in the Offer.

Lock-up Agreements

Advantage has entered into the lock-up agreements with the directors and senior officers of Best Pacific, who hold or control an aggregate of 7,558,720 Best Pacific Shares (including Best Pacific Shares issuable on exercise of stock options), representing approximately 31.3% of the issued and outstanding Best Pacific Shares calculated on a fully diluted basis. Under the terms of the lock-up agreements, such Shareholders have agreed to tender, and not withdraw, all of their Best Pacific Shares (including Best Pacific Shares issuable on exercise of the stock options) to the Offer in accordance with the terms and conditions of the Offer, subject to certain conditions.

Best Pacific Stock Options

The Offer is not made for options to purchase Best Pacific Shares. Any holder of such options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain a certificate representing Best Pacific Shares and deposit the Best Pacific Shares in accordance with the Offer.

Termination

The Acquisition Agreement may be terminated by either Advantage or Best Pacific in certain circumstances, including:

a. by mutual written consent of Advantage and Best Pacific;

b. by either Advantage or Best Pacific if Advantage shall not have taken up and paid for Best Pacific Shares under the Offer on or before the required time period following the Expiry Time (as it may be extended) of the Offer as a result of the failure of any condition of the Offer to be satisfied or waived, unless the failure of such condition shall be due to the failure of the party seeking to terminate the Acquisition Agreement to perform the obligations under the Acquisition Agreement required to be performed by it;

c. by either Advantage or Best Pacific if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Acquisition Agreement pursuant to this clause shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

d. by Best Pacific if Advantage shall not have taken up and paid for any Best Pacific Shares pursuant to the Offer on or before the date which is 50 days, or if a Take-Over Proposal is publicly announced, proposed, offered or made to Best Pacific's shareholders, 100 days, following the day of mailing of the Offer;

e. by either Advantage or Best Pacific if the other party is in material breach of any material covenant, agreement, representation or warranty contained in the Acquisition Agreement;

f. by Advantage if any of certain conditions set forth in Section 2 of the Acquisition Agreement are not satisfied prior to October 16, 2002 or the making of the Offer;

g. by Advantage upon the occurrence of one or more of the events pursuant to which the Non-Completion Fee would be payable; or

h. by Advantage if the Non-Completion Fee becomes payable, or by Best Pacific upon the Non-Completion Fee becoming payable and being paid.

Conditions of the Offer

Advantage reserves the right to withdraw or terminate the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Best Pacific Shares deposited under the Offer unless the conditions of the Offer, are satisfied or waived by Advantage prior to the expiry of the Offer (the "Expiry Time"). The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the expiry time of the Offer and at the time Advantage first takes up and pays for Best Pacific Shares under the Offer, at least 66⅔% of the outstanding Best Pacific Shares (calculated on a fully diluted basis).

The conditions of the Offer are for the exclusive benefit of Advantage and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any of the rights that Advantage may have.

Bought Deal Financing

In conjunction with the take-over Advantage has entered into an agreement to sell $55 million principal amount of Convertible Debentures on a bought deal basis. The issue is being bought by a syndicate of underwriters led by Scotia Capital and including BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., Raymond James Ltd. and TD Securities Inc.

The net proceeds of the offering will be used to fund the acquisition of Best Pacific, to reduce bank indebtedness and for general corporate purposes. The offering is not conditional on the completion of the Offer. In the event the proposed acquisition is not completed, the net proceeds will be used to reduce bank indebtedness, fund future acquisitions, fund Advantage's capital expenditures program and for general corporate purposes.

Purchasers of the Convertible Debentures will receive interest semi-annually with the first interest payment on May 1, 2003. The offering is expected to close on or before October 18, 2002.

The offering of the Convertible Debentures is being made only in Canada by means of a short-form prospectus, and is subject to the approval of securities regulatory authorities.

The Convertible Debentures will not be and have not been registered under the United States Securities Act of 1933 and will not be offered or sold in the United States.

Item 6. Reliance on Section 146(2) of the Securities Act (Alberta):

Not applicable

Item 7. Omitted Information:

Not applicable

Item 8. Senior Officer:

Jeffrey P. Jongmans
Vice President, Finance and Chief Financial Officer
Telephone: (403) 781-2391

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of October 7, 2002 at Calgary, Alberta.

ADVANTAGE ENERGY INCOME FUND, by Advantage Oil & Gas Ltd.

By: "Jeffrey P. Jongmans"

cc: TSX Inc.

49

September 27, 2002

Confidential

Best Pacific Resources Ltd.
1500, 144 - 4th Avenue S.W.
Calgary, Alberta, T2P 3N4

Attention: Stephen Ko
President and Chief Executive Officer

Dear Sirs:

This letter (this "Agreement", this "letter agreement" or this "letter") sets out the terms and conditions upon which Advantage Energy Income Fund ("Advantage") is prepared to make an offer for all of the outstanding common shares ("Best Pacific Shares") of Best Pacific Resources Ltd.("Best Pacific")

1. Offer

Subject to the provisions hereof, Advantage (or a wholly-owned subsidiary of Advantage) will, as soon as reasonably practicable and in any event not later than October 16, 2002, make an offer (as amended, extended or varied from time to time, the "**Offer**") to all of the holders of Best Pacific Shares to purchase all of the outstanding Best Pacific Shares (and all shares issued on exercise of outstanding options or other rights, other than the Rights under the Shareholders Rights Plan Agreement dated as of March 26, 1999 between Best Pacific and CIBC Mellon Trust Company, as amended pursuant to the Shareholder Rights Plan Amending Agreement dated as of March 26, 1999 (the "**Best Pacific Rights Plan**"))on the basis of $1.25 cash for each Best Pacific Share.

The Offer shall be made in accordance with all applicable securities laws, rules of applicable stock exchanges and applicable corporation laws (collectively the "**Applicable Laws**"). Subject to the terms and conditions hereof, Advantage agrees to take-up and pay for Best Pacific Shares validly deposited (and not withdrawn) under the Offer as required pursuant to Applicable Laws.

In the event that a wholly owned subsidiary of Advantage makes or participates in the making of the Offer, the term "Advantage" as used herein shall include such subsidiary. The Offer shall expire at 1:00 p.m. (Calgary time) on the first business day which falls after the 35th calendar day following (and not including) the day of the mailing of the Offer to the holders of Best Pacific Shares (the "**Initial Expiry Time**") or at such later date that the Offer has been or is required to be extended (the "**Expiry Time**").

The Offer will be conditional upon not less than 66⅔% of the outstanding Best Pacific Shares (on a fully-diluted basis) being tendered under and not withdrawn from the Offer (the "**Minimum Condition**") and those other conditions as are set forth in Schedule "A". Advantage may, in its sole discretion, amend, extend, vary or waive any term or condition of the Offer, provided that Advantage shall not, without the consent of Best Pacific, waive or reduce the Minimum Condition to below 66⅔% of the outstanding Best

Pacific Shares (on a fully-diluted basis) impose additional conditions to the Offer or decrease or change the form of the consideration to be paid for each Best Pacific Share, or make any other change in the Offer which is adverse to the holders of the Best Pacific Shares (and for which purpose an extension of the Offer or a waiver of a condition (other than the Minimum Condition) will not be considered adverse).

2. Conditions to the Obligation to Make the Offer

The obligation of Advantage to make the Offer is subject to the prior satisfaction of the following conditions:

(a) Best Pacific shall not be in material breach of any material covenant, agreement or representation or warranty contained in this Agreement;

(b) the board of directors of Best Pacific shall have unanimously recommended (and not modified or changed such recommendation) that shareholders of Best Pacific accept the Offer;

(c) no event or occurrence shall have occurred which, in the sole opinion of Advantage, acting reasonably, makes it impossible or unlikely that any of the conditions set forth in Schedule "A" will be satisfied;

(d) receipt of all regulatory approvals, waivers (including any valuation waivers or applicable orders from securities commissions) and consents to the making of the Offer which in the sole judgment of Advantage, acting reasonably, may be necessary or desirable;

(e) the land charge registered against Best Pacific in the Personal Property Registry (Alberta) on October 8, 1996 as registration No. 96100808912 by KG Resources (Alberta) Ltd. shall have been discharged and no other encumbrances against the assets of the Corporation shall have been registered by such party;

(f) concurrently with the entering into of this Agreement, Advantage shall have entered into lock-up agreements (in the form attached hereto as Schedule "C") with directors, senior officers and employees of Best Pacific and associates and affiliates of the foregoing, including all shareholdings and convertible securities held by them, representing not less than 30% of the Best Pacific Shares on a fully-diluted basis; and

(g) Advantage being satisfied, acting reasonably, that Best Pacific's debt and working capital deficiency does not exceed $22.5 million (post the proposed $2.5 million disposition of certain of Best Pacific's Elnora and Bashaw properties and the proposed $350,000 disposition of miscellaneous Saskatchewan properties and prior to taking into consideration all severance costs, transaction costs and any payments required to terminate in-the-money options or warrants contemplated by this Agreement).

The foregoing conditions are for the exclusive benefit of Advantage and may be waived by Advantage, in whole or in part, in its sole discretion, at any time and from time to time, without prejudice to any other rights it may have.

3. Support of Transaction

Best Pacific represents that its board of directors has unanimously endorsed the making of the Offer and that its board of directors has received advice from Raymond James Ltd. ("**Raymond**") that it will receive a fairness opinion (the "**Fairness Opinion**") from Raymond that the Offer is fair, from a financial point of

view, to holders of Best Pacific Shares, and has unanimously determined that the Offer is fair to holders of Best Pacific Shares and is in the best interests of Best Pacific and holders of Best Pacific Shares and will unanimously recommend acceptance of the Offer by the holders of Best Pacific Shares. Best Pacific agrees that it shall mail and file a directors' circular in accordance with Applicable Laws containing its unanimous recommendation to shareholders of Best Pacific and the Fairness Opinion and shall use its reasonable best efforts to cause such mailing to occur concurrently with the mailing of the Offer by Advantage. Best Pacific agrees to provide a draft copy of such directors' circular to Advantage prior to the mailing thereof and provide Advantage with a reasonable opportunity to review and provide comments thereon. Advantage agrees to provide a draft copy of the take-over bid circular to be mailed in respect of the Offer to Best Pacific prior to the mailing thereof and provide Best Pacific with a reasonable opportunity to review and provide comments thereon. Notwithstanding the foregoing provisions of this section and subject to Section 11 hereof, the board of directors of Best Pacific may withdraw, modify or change any recommendation regarding the Offer if, in the opinion of the board of directors of Best Pacific, acting reasonably and after receiving written advice of counsel, such withdrawal, modification or change is required in discharge of the fiduciary duties of the board of directors of Best Pacific.

4. Steps to be Undertaken by Best Pacific

As soon as practicable following the date hereof and in any event prior to the close of business on September 27, 2002, Best Pacific shall cause to be delivered to Advantage, a list (in paper and electronic form, if available) made up to a date no earlier than September 19, 2002 setting out the matters set forth in paragraphs 23(5)(a) through (c) of the *Business Corporations Act* (Alberta) together with supplemental lists (as contemplated in subsection 23(6) of such Act), and lists of holders of options, warrants or other rights to acquire Best Pacific Shares, as and when reasonably requested by Advantage, until the expiry of the Offer. Best Pacific shall permit and request its registrar and transfer agent to assist Advantage and Advantage's depositary under and in connection with the Offer and shall from time to time furnish Advantage with such additional information, including updated or additional lists of shareholders, mailing labels and lists of securities positions, and other assistance as Advantage may reasonably request in order to be able to communicate the Offer to the holders of the Best Pacific Shares and to such other persons as are entitled to receive the Offer under Applicable Laws. Best Pacific shall also make such of its executive officers available for meetings with Best Pacific's shareholders as Advantage may reasonably request.

5. Non-Completion Fees Payable by Best Pacific and Advantage

(a) If at any time after the date of this Agreement (and provided there is not a material breach or non-performance by Advantage of a material obligation or representation and warranty set forth in this Agreement):

(i) another Take-over Proposal (as defined below) has been publicly announced and not withdrawn prior to the expiry of the Offer and the Minimum Condition has not been satisfied at the expiry of the Offer;

(ii) the board of directors of Best Pacific has failed to recommend acceptance of the Offer as contemplated by Section 3 or has failed to publicly reaffirm its recommendation of the Offer within 5 days of the public announcement of another *bona fide* Take-over Proposal;

(iii) the board of directors of Best Pacific has withdrawn, or in any manner adverse to Advantage, modified or changed its recommendation or determinations referred to in Section 3, or shall have resolved to do so;

(iv) the board of directors of Best Pacific has recommended that holders of Best Pacific Shares deposit their Best Pacific Shares under, vote in favor of or accept, a Take-over Proposal, or shall have resolved to do so; or

(v) Best Pacific enters into an agreement (other than a confidentiality agreement referred to in Section 11(b) hereof) providing for a Take-over Proposal prior to the expiry of the Offer,

(each being a "**Best Pacific Fee Event**"), then Best Pacific shall, within four Business Days after the first to occur of the Best Pacific Fee Events, pay to Advantage a sum equal to $1.8 million (the "**Non-Completion Fee**"). Such payment shall be made in immediately available funds to an account designated by Advantage. On the date of the earliest of any of the events specified in Subsections 5(a)(i) to (v), Best Pacific shall be deemed to hold such amount in trust for Advantage.

In the event that a Take-over Proposal is publicly announced or made, as contemplated by Subsection 5(a)(i), Best Pacific agrees, within four Business Days thereof to deliver to Advantage an irrevocable letter of credit in form and substance satisfactory to Advantage, payable by a Canadian chartered bank in the amount of the Non-Completion Fee and which may be immediately drawn upon by Advantage if the Non-Completion Fee becomes payable pursuant to Subsection 5(a)(i) or such other form of security as is satisfactory to Advantage acting reasonably.

For the purposes of this Agreement, "**Take-over Proposal**" means a proposal or offer by a third party, whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion (i.e., 10% or more) of the assets of Best Pacific or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over greater than 20% of the outstanding voting shares of Best Pacific whether by an arrangement, amalgamation, a merger, consolidation or other business combination, by means of a sale of shares in the capital of Best Pacific, tender offer or exchange offer or similar transaction involving Best Pacific including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Best Pacific or to acquire in any manner, directly or indirectly, greater than 20% of the outstanding voting shares of Best Pacific (other than the transactions contemplated by this Agreement).

In the event that Advantage receives the Non-Completion Fee from Best Pacific as a result of the operation of this Section 5, the payment of such amount shall be conclusively deemed to be a genuine pre-estimate of any damages suffered by Advantage in connection with this Agreement on the breach of any term hereof and shall operate in full and final satisfaction of any and all liability which Best Pacific may have to Advantage pursuant to the terms of this Agreement or a breach of any of Best Pacific's covenants, representations or warranties contained herein.

(b) If at any time after the date of this Agreement (and provided that there is not a material breach or non-performance by Best Pacific of a material obligation or representation and warranty set forth in this Agreement), Advantage withdraws or terminates the Offer and does not take-up and pay for Best Pacific Shares deposited under the Offer as a result of the condition set forth as item (l) in Schedule "A" hereto (the "**Advantage Fee Event**"), then Advantage shall, within four Business Days after the Advantage Fee Event, pay to Best Pacific a sum equal to $1.8 million (the "**Advantage Non-Completion Fee**"). Such payment shall be made in immediately-available funds to an account designated by Best Pacific. On the date of the Advantage Fee Event, Advantage shall be deemed to hold such amount in trust for Best Pacific.

In the event that Best Pacific receives the Advantage Non-Completion Fee from Advantage as a result of the operation of this Section 5, the payment of such amount shall be conclusively deemed to be a genuine pre-estimate of any damages suffered by Best Pacific in connection with this Agreement on the breach of any term hereof and shall operate in full and final satisfaction of any and all liability which Advantage may have to Best Pacific pursuant to the terms of this Agreement or breach of any of Advantage's covenants, representations or warranties contained herein.

6. Options and Warrants to Acquire Best Pacific Shares

Best Pacific agrees that to the extent holders of Best Pacific options and warrants do not exercise their Best Pacific options and warrants and tender the Best Pacific Shares they receive upon such exercise, Best Pacific will use its reasonable best efforts to obtain the agreement of all holders of in-the-money Best Pacific options and warrants to, in lieu of such persons exercising their Best Pacific options and warrants, in an amount equal to receive in cash, in respect of each Best Pacific Share issuable pursuant to the options and warrants, the amount by which the purchase price for the Best Pacific Shares under the Offer exceeds the exercise price of their Best Pacific options and warrants (less applicable withholding taxes), immediately on the take-up date, in exchange for the termination of all of their Best Pacific options and warrants. Best Pacific also agrees to use its reasonable best efforts to obtain the agreement of holders of out-of-the-money options and warrants for the surrender of such options and warrants for cancellation upon payment of an amount not to exceed $50 per holder and to obtain documentation from such holders confirming such cancellation.

Best Pacific agrees that it will use its reasonable best efforts to ensure that at the initial take up date all of the Best Pacific options and warrants have been surrendered for termination as contemplated by this section.

7. Representations

Each of Best Pacific and Advantage represents and warrants as is set forth in Schedule "B" hereto and agree that such representations and warranties shall continue to be true and accurate up to the earlier of the last day upon which Advantage is required to take up and pay for Best Pacific Shares under the Offer or this Agreement is terminated in accordance with the provisions hereof, provided, however that the representations and warranties shall not survive the successful completion of the transactions contemplated by this Agreement.

8. Covenants

Best Pacific agrees that, from and including the date hereof until the termination of this Agreement, unless Advantage agrees otherwise in writing:

(a) Best Pacific's business and the business of each of its subsidiaries shall be conducted only in the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and Best Pacific shall consult with Advantage in respect of the ongoing business and affairs of Best Pacific and its subsidiaries and keep Advantage apprised of all material developments relating thereto;

(b) Best Pacific shall not directly or indirectly do or permit to occur any of the following:

(i) amend its constating documents;

(ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any person;

(iii) issue (other than on exercise of currently outstanding options), grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Best Pacific or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Best Pacific or its subsidiaries;

(iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities, except as contemplated by this Agreement;

(v) split, combine or reclassify any of its shares;

(vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Best Pacific; or

(vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except with the consent of Advantage or as otherwise permitted herein;

(c) Unless prior written consent of Advantage is first obtained (which consent will not be unreasonably withheld), Best Pacific will not, and will not permit any of its subsidiaries to, directly or indirectly do any of the following other than pursuant to agreements entered into prior to the date of this Agreement that have been provided to Advantage for review:

(i) except for the proposed disposition of: (A) certain of Best Pacific's Elnora and Bashaw properties for approximately $2.5 million; and (B) miscellaneous Saskatchewan properties for approximately $350,000, and the sale of its oil and natural gas production in the ordinary course of its business, sell, pledge, dispose of or encumber any assets;

(ii) except for the proposed capital expenditures of: (i) $220,000 in respect of the Glen Ewen well to be drilled at 14-27-3-1 W2M or other suitable location in the area as determined by the joint operators; and (ii) $124,000 in respect of the tie-in of four wells in the Shouldice area of Alberta, expend or commit to expend more than $25,000 individually or $100,000 in the aggregate with respect to any capital or operating expense or expenses;

(iii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, make any investment either by purchase of shares or securities, contributions of capital (other than to subsidiaries), property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity;

(iv) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity, except in the ordinary course of business and in any event shall not incur any obligation of any kind in excess of $25,000 in the aggregate;

(v) other than the maximum amount of $838,000 payable in respect of severance obligations (the "**Severance Amounts**") of Best Pacific to senior management and fees payable to Raymond not to exceed $560,000 (exclusive of GST) in connection with the transactions contemplated herein, pay, discharge or satisfy any material claims, liabilities or obligations other than reflected or reserved against in its financial statements or incurred in the ordinary course of business and consistent with past practice;

(vi) enter into any hedges, swaps or similar financial instruments or like transactions;

(vii) enter into any product sales agreements that cannot be terminated without penalty on no more than 30 days' notice; or

(viii) authorize or propose any of the foregoing, or enter into, cancel or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) except as otherwise agreed in writing with Advantage, Best Pacific will not, nor will it permit any of its subsidiaries to, grant to any officer or director an increase in compensation in any form, grant any general salary increase, grant to any other employee any increase in compensation, make any loan to any officer, employee, director or any other party, or take any action with respect to the grant of any new arrangements for severance or termination pay in addition to the Severance Amounts with any officer or employee arising from the Offer or a change of control of Best Pacific or the entering into of any employment agreement with, any officer or director, or with respect to any increase of benefits payable under its current severance or termination pay policies;

(e) except as contemplated hereby, other than the "cash out" of outstanding in-the-money options, neither Best Pacific nor any of its subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(f) if Advantage takes up and pays for Best Pacific Shares pursuant to the Offer, and thereby acquires more than 66⅔% of the Best Pacific Shares, Best Pacific will use its best efforts, at the expense of Advantage, to enable Advantage to acquire the balance of the Best Pacific Shares as soon as possible by way of arrangement, amalgamation, merger, realization, consolidation, recapitalization or other type of acquisition transaction (provided that nothing herein shall be construed to prevent Advantage from acquiring, directly or indirectly, additional Best Pacific Shares in the open market, in privately negotiated transactions, in another take-over bid, tender, exchange offer or otherwise in accordance with Applicable Laws (including by way of compulsory acquisition) following completion of the Offer);

(g) promptly upon Advantage taking up and paying for more than 66 2/3% of the Best Pacific Shares (on a fully diluted basis) and concurrent with the release from escrow of the Severance Amounts as contemplated by Section 22 hereof, Best Pacific shall release from escrow the resignations of all of the directors and officers of Best Pacific and its subsidiaries so that Advantage may fill the resulting vacancies with designees of Advantage and Best Pacific shall cooperate with Advantage to provide an orderly transition of control and management;

(h) Best Pacific will use its reasonable best efforts to cause each of the directors and senior officers of Best Pacific to tender, and not withdraw, their Best Pacific Shares pursuant to the Offer;

(i) Best Pacific shall not take any action, or permit any of its subsidiaries to take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to expiry of the Offer or termination of this Agreement, whichever first occurs;

(j) Best Pacific shall promptly notify Advantage in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Best Pacific, threatened, financial or otherwise) in the business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Best Pacific or any of its subsidiaries considered on a consolidated basis, or of any change in any representation or warranty provided by Best Pacific in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Best Pacific shall in good faith discuss with Advantage any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Best Pacific) threatened which is of such a nature that there may be a reasonable question as to whether notice need to be given to Advantage pursuant to this provision;

(k) Best Pacific shall, as soon as practicable, and in any event on or prior to the date of the mailing of the Offer to holders of Best Pacific Shares, use its reasonable best efforts to ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the Non-Completion Fee having regard to its other liabilities and obligations, and to take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay the Non-Completion Fee when required;

(l) Best Pacific will take adequate steps to ensure that the Best Pacific Rights Plan is waived or otherwise rendered inapplicable to Advantage and any persons acting jointly or in concert with Advantage with respect to the Offer;

(m) prior to February 2003, Best Pacific shall either drill a well at 14-27-3-1 W2M (Glen Ewen area) or other suitable location in the area as determined by the joint operators or shall have entered into an extension with respect to the related lease, on terms acceptable to Advantage;

(n) Best Pacific will not, nor will it permit any of its subsidiaries to, enter into any related party transaction;

(o) prior to the mailing of the Offer, Best Pacific will cause the discharge of the land charge registered as No. 96100808912 in the Personal Property Registry (Alberta) on October 8, 1996 by KG Resources (Alberta) Ltd.;

(p) prior to Advantage filing a preliminary prospectus and prospectus (if any), the President and Chief Executive Officer and any Vice President of Best Pacific shall provide a certificate on behalf of Best Pacific and not in their personal capacity addressed to Advantage (and, if required, its underwriters) confirming that to the best of their knowledge, information and belief the information in respect of Best Pacific set forth therein (and derived from the public filings of Best Pacific and other non-confidential information supplied to Advantage by Best Pacific) does not contain a "misrepresentation" as defined in the *Securities Act* (Alberta);

(q) Best Pacific will, on the Initial Expiry Date and immediately prior to any take up of Best Pacific Shares under the Offer, provide a certificate duly executed by its President and Chief Executive Officer and any Vice President of Best Pacific on behalf of Best Pacific and not in their personal capacity stating that to the best of their knowledge, information and belief:

(i) the Corporation has complied with and satisfied all of the covenants contained herein;

(ii) the representations and warranties of Best Pacific set forth in Schedule "B" hereto are true and correct as if made at such time; and

(iii) no event that would have a material adverse effect on Best Pacific and its subsidiaries (taken as a whole) has occurred or, to the knowledge of such officers, is pending, contemplated or threatened; and

(r) Best Pacific will use its best commercial efforts to obtain the consent of the National Bank of Canada to the transactions contemplated hereby and their agreement to either (i) exercise the 50,000 warrants held by them and tender the resulting 50,000 Best Pacific Shares to the Offer; or (ii) terminate the 50,000 warrants held by them in exchange for a cash payment of $7,500.

Advantage agrees that, from and including the date hereof until the termination of this Agreement, unless Best Pacific otherwise agrees in writing: (a) Advantage shall proceed in good faith and use its reasonable commercial efforts to consummate the Offer, subject only to the terms and conditions of this Agreement and the Offer; and (b) Advantage shall not take any action that would render, or may reasonably be expected to render, any material representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the expiry of the Offer or termination of this Agreement, whichever first occurs.

9. Access to Information

Subject to the terms of the confidentiality agreement between Best Pacific and Advantage dated June 18, 2002 (the "**Confidentiality Agreement**"), Best Pacific agrees to provide Advantage with all information relating to its business and affairs, including access to officers, employees, auditors, its loan manager at the National Bank of Canada and its other professional advisors (including Sproule Associates Ltd.) and to field sites, which Advantage may reasonably require in connection with this matter and the preparation and filing of Advantage's take-over bid circular and its preliminary and final prospectus.

Best Pacific will conduct itself so as to keep Advantage fully informed as to its business and affairs and as to the decisions required with respect to the most advantageous methods of exploring, operating and producing from its assets and shall cooperate with Advantage in respect thereof.

10. Disclosure

As soon as practicable on September 27, 2002, Best Pacific and Advantage shall announce the entering into of this Agreement and the making of the Offer, by way of mutually agreed upon press releases. Best Pacific and Advantage agree to consult with each other before making or issuing any other press releases relating to the Offer or this Agreement and that any such press releases shall be mutually satisfactory to both parties, subject to an acknowledgment by each of Best Pacific and Advantage that they may be required to make certain disclosures under Applicable Laws and shall be permitted to do so.

11. Other Transactions

(a) Best Pacific shall immediately cease and cause to be terminated all existing solicitation, initiation, encouragement, activity, discussions and negotiations, if any, with any parties conducted before the date of this Agreement with respect to any Best Pacific Acquisition Proposal (as defined below). Best Pacific shall promptly send a letter to all parties who have entered into confidentiality agreements with Best Pacific in connection with a Best Pacific Acquisition

Proposal (as defined below), requiring all materials provided to such parties by Best Pacific to be destroyed or returned to Best Pacific or its agents or advisors.

(b) Best Pacific shall not, nor allow its subsidiaries to, nor authorize or permit any of the officers, directors or employees of Best Pacific or its subsidiaries or any financial advisor, expert, consultant, agent or other representative retained by them (collectively the "**Representatives**") to:

(i) directly or indirectly solicit, initiate or encourage (including, without limitation, by way of furnishing information) any inquiry or the making of any proposal to Best Pacific or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (A) a Take-Over Proposal; or (B) any issuer bid, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving any of Best Pacific or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Offer or which would or could reasonably be expected to reduce the benefits to Advantage under this Agreement or the Offer (any such inquiry or proposal in respect of any of the foregoing being a "**Best Pacific Acquisition Proposal**");

(ii) directly or indirectly engage in any discussions, negotiations or activity regarding, furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Best Pacific or its subsidiaries or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing in connection with a Best Pacific Acquisition Proposal; or

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Best Pacific or its subsidiaries under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

provided, however, that notwithstanding any other provision hereof, Best Pacific may:

(A) engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Best Pacific, any subsidiary of Best Pacific or any of its Representatives after the date hereof) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Best Pacific and its business, properties and assets if, and only to the extent that:

(I) the third party has first made a Best Pacific Acquisition Proposal that, if consummated, would result in a transaction that is financially superior to the Offer and has demonstrated that such proposal constitutes a commercially feasible transaction which could be carried out within a time frame that is reasonable in the circumstances and that the funds or other consideration necessary for such proposal are available (as determined in good faith in each case by Best Pacific's board of directors after receiving the advice of its financial advisors) (such proposal being hereafter referred to as a "**Superior Proposal**") and Best Pacific's board of directors had concluded in good faith, after considering applicable law

and receiving advice of counsel (as reflected in the director's minutes), that such action is necessary for the board of directors to act in a manner consistent with its fiduciary duties under applicable laws; and

(II) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Best Pacific provides prompt notice orally and in writing to Advantage specifying the identity of such person or entity, Best Pacific shall have entered into a confidentiality agreement with such person or entity on terms and conditions (including those relating to confidentiality and standstill) substantially similar to those contained in the Confidentiality Agreement and promptly provides Advantage with a complete copy of such Superior Proposal and any amendments thereto and confirming in writing the determination of Best Pacific's board of directors that the Best Pacific Acquisition Proposal, if completed, would constitute a Superior Proposal. Best Pacific shall provide prompt written notice to Advantage to the effect that it is furnishing information to or entering into discussions or negotiations with a person or entity pursuant to this section and shall immediately provide to Advantage any information provided to such person or entity that was not previously provided to Advantage; and

(B) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to holders of Best Pacific Shares.

(c) Best Pacific covenants to give Advantage five business days' advance notice of any agreement to be entered into with, or any information to be supplied to, any person making an inquiry, offer or proposal as contemplated by clause 11(b)(A) hereto and that it will not enter into any agreement regarding a Superior Proposal (the "**Proposed Agreement**") without first providing Advantage with an opportunity to amend this Agreement and revise the Offer to provide for substantially similar terms to those included in the Proposed Agreement. In the event Advantage amends this Agreement and the Offer to provide substantially equivalent or superior value to that provided under the Superior Proposal within the five business day time period specified above, then Best Pacific shall not enter into any Proposed Agreement. In the event that Advantage does not agree to amend this Agreement and revise the Offer as provided above, within 5 business days of receipt of such advance notice or if Advantage within such period shall have revised the Offer and the board of directors of Best Pacific, after receiving advice from Best Pacific's financial advisors, shall have determined in its good faith judgment that the Proposed Agreement is superior to Advantage's revised Offer, from a financial point of view, Best Pacific may terminate this Agreement and shall pay the Non-Completion Fee to Advantage in accordance with Section 5 hereof.

12. Additional Agreements

Subject to the terms and conditions herein provided and to fiduciary obligations under applicable law, each of the parties hereto agrees to proceed in good faith and to use all reasonable commercial efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using reasonable commercial efforts: (i) to obtain all necessary waivers, consents and approvals from other

parties to material agreements, leases and other contracts or agreements (including, without limitation, the consent of the National Bank of Canada and the agreement of any persons as may be required pursuant to any agreement, arrangement or understanding relating to Best Pacific's operations); (ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, provincial or foreign law or regulations; (iii) to defend all lawsuits, claims or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby; (iv) to cause to be lifted or rescinded any injunction or restraining order or other remedy adversely affecting the ability of the parties to consummate the transactions contemplated hereby; (v) to effect all necessary registrations and other filings and submissions of information requested by governmental authorities; and (vi) to fulfill all conditions and satisfy all provisions of this Agreement and the Offer. For purposes of the foregoing, the obligations of Advantage and Best Pacific to use "reasonable commercial efforts" to obtain waivers, consents and approvals to loan agreements, leases and other contracts shall not include any obligation to agree to a materially adverse modification of the terms of such documents or to prepay or incur additional material obligations to such other parties.

13. Termination

This Agreement may be terminated by written notice given to the other party hereto, at any time prior to completion of the transactions contemplated hereby:

(a) by mutual written consent of Advantage and Best Pacific;

(b) by Best Pacific if the Offer is not mailed on or prior to 11:59 a.m. (Calgary time) October 16, 2002 or such later date as Best Pacific shall have agreed to;

(c) by either Advantage or Best Pacific if Advantage shall not have taken up and paid for Best Pacific Shares under the Offer on or before the required time period following the Expiry Time (as it may be extended) of the Offer as a result of the failure of any condition of the Offer to be satisfied or waived unless the failure of such condition shall be due to the failure of the party seeking to terminate this Agreement to perform the obligations under this Agreement required to be performed by it;

(d) by either Advantage or Best Pacific if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Section 13(d) shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

(e) by Best Pacific if Advantage shall not have taken up and paid for any Best Pacific Shares deposited under the Offer on or before the date which is 50 days, or if a Take-Over Proposal is publicly announced, proposed, offered or made to Best Pacific's shareholders, 100 days, following the day of mailing of the Offer;

(f) by either Advantage or Best Pacific if the other party is in material breach of any material covenant, agreement, representation or warranty contained in this Agreement. For greater certainty and without limiting the generality of the foregoing, it is acknowledged by Advantage and Best Pacific that the covenant in Subsection 8(m) hereof is a material covenant and that the representation and warranty set forth as item 1(dd) in Schedule "B" hereto is a material representation and warranty;

(g) by Advantage if any of the conditions set forth in Section 2 hereof are not satisfied prior to October 16, 2002 or the making of the Offer;

(h) by Advantage upon the occurrence of one or more of the events referred to in Subsections 5(a)(i) to (v); or

(i) by Advantage if the Non-Completion Fee becomes payable, or by Best Pacific upon the Non-Completion Fee becoming payable and being paid.

In the event of the termination of this Agreement as provided in this Section 13, this Agreement shall forthwith have no further force or effect and there shall be no liability on the part of Advantage or Best Pacific hereunder except as set forth in Sections 5, 16 and 21 and this Section 13, which provisions shall survive the termination of this Agreement. Notwithstanding the foregoing, nothing contained in this Section 13 shall relieve any party from liability for any breach of any provision of this Agreement.

In the event of termination of this Agreement, each of the parties shall forthwith return to the other all confidential and other information relating to such other party.

14. Amendment

This Agreement may be amended by mutual agreement between the parties hereto. This Agreement may not be amended except by an instrument in writing signed by the appropriate officers on behalf of each of the parties hereto.

15. Waiver

Each of Advantage, on the one hand, and Best Pacific, on the other hand, may: (i) extend the time for the performance of any of the obligations or other acts of the other; (ii) waive compliance with any of the other's agreements or the fulfillment of any conditions to its own obligations contained herein; or (iii) waive inaccuracies in any of the other's representations or warranties contained herein or in any document delivered by the other party hereto; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

16. Confidentiality Agreement

With respect to the Offer, Best Pacific hereby consents to the Offer and Advantage is hereby released from any of the restrictions set forth in Section 12 of the Confidentiality Agreement, provided however that the balance of the provisions of the Confidentiality Agreement shall remain in full force and effect.

Best Pacific agrees to maintain strictly confidential any financial information relating to Advantage or any party related to Advantage that is provided to Best Pacific by Advantage.

17. Second Stage Transaction

If Advantage takes up and pays for Best Pacific Shares pursuant to the terms of the Offer and the Minimum Condition is thereby satisfied, Advantage agrees to use all reasonably commercial efforts to acquire, and Best Pacific agrees to use all commercially reasonable efforts to assist Advantage in acquiring, the balance of the Best Pacific Shares by way of a statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions ("**Second Stage Transaction**") carried out for consideration per Best Pacific Shares not less than the consideration paid pursuant to the Offer (it being understood that Advantage shall be under no

obligation to pay more than that amount). Nothing herein shall be construed or prevent Advantage from acquiring, directly or indirectly, additional Best Pacific Shares in the open market or in privately negotiated transactions, in another take over bid or exchange offer, or otherwise in accordance with applicable laws (including by way of compulsory acquisition) following completion of the Offer.

18. Information Circular, Etc.

Without limiting Section 17, Advantage agrees that if Best Pacific is required to effect a Second Stage Transaction which requires approval of Best Pacific shareholders in a meeting of Best Pacific shareholders, Best Pacific shall take all action necessary in accordance with applicable laws, its constating documents and the requirements of the Toronto Stock Exchange or any other regulatory authority having jurisdiction to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable to consider and vote upon the action proposed by Advantage. In the event of such a meeting or meetings, Best Pacific shall use all commercially reasonable efforts to mail to its shareholders an information circular with respect to the meeting of Best Pacific shareholders. The term "information circular" shall mean such proxy and other required informational statement or circular as the case may be, and all related materials at the time required to be mailed to Best Pacific shareholders and all amendments or supplements thereto, if any. Advantage and Best Pacific each shall use all commercially reasonable efforts to obtain and furnish the information required to be included in any information circular. The information provided and to be provided by Advantage and Best Pacific for use in the information circular, on both the date of the information circular is first mailed to Best Pacific shareholders and on the date any such meeting is held, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with any applicable requirements of law. Advantage and Best Pacific agree to correct promptly any such information provided by it for use in the information circular which shall have become false or misleading.

19. Miscellaneous

This Agreement: (i) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the parties, (other than the Confidentiality Agreement) with respect to the subject matter hereof; and (ii) shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns. The parties hereto shall be entitled to rely upon delivery of an executed facsimile copy of this Agreement, and such facsimile copy shall be legally effective to create a valid and binding agreement among the parties hereto. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction, these being in addition to any other remedy to which they are entitled at law or in equity.

20. Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party.

Notwithstanding the foregoing, Advantage may assign its rights under this Agreement to a wholly-owned subsidiary of Advantage, in which event Advantage will continue to be liable for the default and performance by such subsidiary under this Agreement. In addition, Best Pacific shall, to the extent

reasonable, cooperate with Advantage in structuring the acquisition by Advantage of Best Pacific in a tax efficient manner, including without limitation, by completing to the satisfaction of Advantage, acting reasonably, a possible internal corporate reorganization of Best Pacific involving the transfer of certain assets to one or more wholly owned subsidiary corporation or partnerships.

21. Expenses

Other than as provided in Section 5 (and, as to a continuing obligation to pay any litigation related costs if awarded pursuant to Section 13) hereof, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense, whether or not the Offer is consummated.

22. Employment Matters and Board of Directors

(a) Upon the Offer being successful and Advantage taking up and paying for Best Pacific Shares thereunder, the change of control arrangements between Best Pacific and its senior officers and management as disclosed in writing to Advantage prior to the entering hereof shall be honored by Best Pacific subject to such parties having tendered their resignations as officers and directors.

(b) In the case of the Severance Amounts referred to in Section 8(c)(v), and in the case of the "cash out" of stock options referred to in Section 6, the parties agree to make such arrangements with respect thereto as are appropriate in the circumstances, and in this context, it is agreed that once the Offer is mailed and provided that Best Pacific has the requisite financial capacity without being in breach of its agreements with the National Bank of Canada to do so, the Severance Amounts (being a sum not exceeding $838,000) and resignations of all of the directors and officers of Best Pacific and its subsidiaries shall be remitted by Best Pacific to the solicitors for Best Pacific, to be held in trust, pending the take up and payment for the Best Pacific Shares under the Offer. The terms of such trust will contemplate: (i) holding such monies and resignations in escrow pending the take up and payment of Best Pacific Shares under the Offer and the Severance Amounts shall be irrevocably payable to the officers of Best Pacific upon the occurrence thereof and the resignations shall be irrevocably delivered to Advantage upon the occurrence thereof; (ii) such monies in escrow being held as security for, or in respect of payment of amounts due to Best Pacific, upon the "cash out" stock options as contemplated under Section 6 of this Agreement; and (iii) such amounts and resignations will be returned to Best Pacific in the event the Offer or Acquisition Agreement is terminated. Precise wordings of such escrow arrangements and the specific mechanics thereof shall be as agreed to by the parties involved thereto, acting reasonably.

(c) Advantage shall evaluate all employees of Best Pacific prior to the expiry of the Offer, and shall advise Best Pacific by such date of those employees it wishes to have retained. For any employees that are not to be retained following the Offer being successful and Advantage taking up and paying for Best Pacific Shares thereunder, Best Pacific agrees to advise Advantage as to the proposed severance payments to be made to each such employee and to not pay such severance until such severance payments have been reviewed and approved by Advantage, such approval not to be unreasonably withheld.

(d) Advantage agrees that if Advantage takes up and pays for Best Pacific Shares under the Offer, Advantage shall cause Best Pacific, or Advantage on behalf of Best Pacific, shall obtain directors' and officers' liability insurance on a "trailing" or "run-off" basis for current and former directors and officers of Best Pacific (whether such insurance is maintained independently of or included under Advantage's directors' and officers' insurance policy), covering claims made prior to or

within six years from the first take-up date; provided that the cost of such coverage is not to exceed $56,500, and if it does, Best Pacific shall acquire the maximum coverage it is able to acquire for such amount. Such coverage should be substantially equivalent in scope and coverage to that provided by Best Pacific's current directors' and officers' insurance policy.

(e) Advantage agrees that if it acquires Best Pacific Shares under the Offer it shall cause Best Pacific (subject to the limitations of applicable law) to fulfill its obligations pursuant to indemnities provided or available to past and present officers and directors of any of Best Pacific pursuant to the provisions of the articles, bylaws or similar constating documents of Best Pacific, applicable corporate legislation and any written indemnity agreements between any of Best Pacific and its directors and officers, provided however, that no indemnity shall be provided or made available to such officers and directors if (i) such officer or director did not act honestly and in good faith with a view to the best interests of Best Pacific and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such officer or director had no reasonable grounds for believing that his conduct was lawful.

23. Currency

All dollar amounts herein are in Canadian dollars unless otherwise indicated.

24. Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by cable, telegram, telecopier or telex or sent by pre-paid overnight carrier to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

if to Advantage:

Advantage Energy Income Fund
700, 400 - 5th Avenue S.W.
Calgary, Alberta T2P 0L6

Attention: Kelly I. Drader
Telecopy No: (403) 262-0723

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 - 7 Avenue S.W.
Calgary, Alberta, T2P 3N9

Attention: Jay P. Reid
Telecopy No: (403) 260-0330

if to Best Pacific:

Best Pacific Resources Ltd.
1500, 144 - 4th Avenue S.W.
Calgary, Alberta, T2P 3N4

Attention: Stephen Ko
Telecopy No: (403) 233-7463

with a copy to:

Raymond James Ltd.
2500, 707 – 8th Avenue S.W.
Calgary, Alberta, T2P 1H5

Attention: David McGorman
Telecopy No.: (403) 509-0535

Borden Ladner Gervais LLP
1000 Canterra Tower
400 - 3rd Avenue S.W.
Calgary, Alberta, T2P 4H2

Attention: Michael J. Perkins
Telecopy No: (403) 262-7896

25. Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

26. Contracts of Advantage

The parties hereto acknowledge that Advantage Oil & Gas Ltd. is entering into this agreement solely on behalf of Advantage and the obligations of Advantage hereunder shall not be personally binding upon Advantage Oil & Gas Ltd. or any of the Unitholders of Advantage and that any recourse against Advantage or any Unitholder in any manner in respect of any indebtedness, obligation or liability of Advantage arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Trust Fund as defined in the amended and restated Trust Indenture dated June 25, 2002 as amended from time to time.

27. Counterpart Execution

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument but all such counterparts together shall constitute but one agreement.

28. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta, and the parties hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Alberta and all appellate courts therefrom with respect to the enforcement of the provisions hereof.

29. Schedules

The schedules attached hereto are integral to and are, and shall be deemed to, form part of this Agreement. Capitalized terms utilized in the schedules attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement.

If you are in agreement with the foregoing, please execute this letter in the space provided below. Your execution of this Agreement shall constitute this document to be a binding agreement between us on the terms set forth herein.

Yours truly,

Advantage Energy Income Fund by
Advantage Oil & Gas Ltd.

By: ______________________
Kelly I. Drader
President and Chief Executive Officer

ACCEPTED AND AGREED TO this 27th day of September, 2002

Best Pacific Resources Ltd.

By: ______________________
Stephen Ko
President and Chief Executive Officer

By: ______________________
Dwayne LaMontagne
Controller

SCHEDULE A
To letter dated September 27, 2002 from
Advantage to Best Pacific

Notwithstanding any other provision of the Offer, but subject to the provisions of the Agreement and applicable securities laws, Advantage reserves the right to withdraw or terminate the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Best Pacific Shares deposited under the Offer unless all of the following conditions are satisfied or waived by Advantage:

(a) prior to the expiry time of the Offer and at the time Advantage first takes up and pays for Best Pacific Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66⅔% of the outstanding Best Pacific Shares (calculated on a fully diluted basis);

(b) all government and regulatory approvals, orders, rulings, exemptions, consents and expiries of waiting periods (including, without limitation under the *Competition Act* (Canada), those of any stock exchanges or other securities or regulatory authorities) which, in the sole judgment of Advantage, acting reasonably, are necessary shall have been obtained on terms and conditions satisfactory to Advantage in its sole judgment, acting reasonably, and shall be in full force and effect, and any and all other applicable waiting periods under any competition, merger control or similar laws, regulation or other governmental authority having jurisdiction over Best Pacific, Advantage, the Offer or any other transaction contemplated by the Offer with respect to any such matters shall have expired or been terminated in respect of such transactions and no objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(c) (i) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Best Pacific or any of its subsidiaries carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgment of the Advantage acting reasonably:

(A) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, Advantage of the Best Pacific Shares or the right of the Advantage to own or exercise full rights of ownership of the Best Pacific Shares;

(B) has had, or if the Offer was consummated could reasonably be expected to, materially and adversely affect Best Pacific and its subsidiaries considered on a consolidated basis or, could reasonably be expected to have a material adverse effect on Advantage on a consolidated basis;

(C) has a material adverse effect on the completion of any compulsory acquisition or any amalgamation, statutory arrangement or other transaction involving Advantage and/or an affiliate of Advantage and Best Pacific and/or the holders of Best Pacific Shares for the purposes of Best Pacific becoming, directly or indirectly, a wholly-owned subsidiary of Advantage or affecting an

amalgamation or merger of Best Pacific's business and assets with or into Advantage and/or an affiliate of Advantage (a "**Subsequent Acquisition Transaction**");

(d) Advantage shall have determined in its sole judgment, acting reasonably, that there shall not exist any prohibition at law against Advantage making the Offer or taking up and paying for all of the Best Pacific Shares under the Offer or completing any compulsory acquisition or any Subsequent Acquisition Transaction;

(e) Advantage shall in its sole judgment, acting reasonably, be satisfied that all outstanding stock options of Best Pacific shall have been terminated or may be terminated on a basis acceptable to Advantage in its sole judgment, acting reasonably;

(f) Advantage shall have determined in its sole judgment, acting reasonably, that other than as permitted in the Agreement, none of Best Pacific nor its directors or officers has taken or proposed to take any action, or publicly disclosed that it intends to take any action, and Advantage shall not have otherwise learned of any previous action taken by Best Pacific which had not been publicly disclosed prior to the announcement by Advantage of its intention to make the Offer, that would be materially adverse to the business of Best Pacific or the value of the Best Pacific Shares to Advantage or that would make it inadvisable for Advantage to proceed with the Offer and/or with the taking up and paying for Best Pacific Shares under the Offer or completing any compulsory acquisition or Subsequent Acquisition Transaction including, without limiting the generality of the foregoing, any action with respect to any agreement, proposal, offer or understanding relating to any material sale, disposition or other dealing with any of the assets of Best Pacific or any of its subsidiaries other than any such sale, disposition or other dealing between Best Pacific and any wholly-owned subsidiary of Best Pacific, any issue of shares, options or other securities of Best Pacific to any person other than a wholly-owned subsidiary of Best Pacific, or any material acquisition from a third party of assets or securities by Best Pacific or any of its subsidiaries, or any material capital expenditure by Best Pacific or any of its subsidiaries not in the ordinary course of business;

(g) there shall not have occurred (and there shall not have been publicly disclosed, and Advantage shall not have otherwise learned of, if previously not publicly disclosed) any change (or any condition, event or development involving a prospective change) not publicly disclosed prior to the announcement of the Offer in the business, operations, assets, capitalization, financial condition, licenses, permits, rights, liabilities, prospects or privileges, whether contractual or otherwise, of Best Pacific or any of its subsidiaries considered on a consolidated basis which, in the sole judgment of Advantage, acting reasonably, is materially adverse to the business of Best Pacific or to the value of the Best Pacific Shares to Advantage;

(h) Advantage shall have determined in its sole judgment, acting reasonably, that: no material right, franchise or license of Best Pacific or any of its affiliates or subsidiaries has been or may be impaired (which impairment has not been cured or waived) or otherwise adversely affected, whether as a result of the making of the Offer, the taking up and paying for Best Pacific Shares deposited under the Offer or otherwise which might make it inadvisable for Advantage to proceed with the Offer and/or with the taking up and paying for the Best Pacific Shares under the Offer, and no covenant, term or condition of any material instruments or agreements of Best Pacific or its affiliates or its subsidiaries exists which might make it inadvisable for Advantage to proceed with the Offer and/or with the taking up and paying for the Best Pacific Shares under the Offer and/or completing a compulsory acquisition or Subsequent Acquisition Transaction (including without limitation, any default, acceleration or other adverse event that may ensue as a result of Advantage taking up and paying for the Best Pacific Shares under the Offer and/or completing a compulsory acquisition or Subsequent Acquisition Transaction);

(i) there shall not have occurred any actual or threatened change in law (including any proposal to amend the *Income Tax Act* (Canada) or any taxation or regulatory regime or any announcement, government or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the sole judgment of Advantage, acting reasonably, directly or indirectly, has or may have material adverse significance with respect to the current or anticipated business or operations of any of Advantage or Best Pacific and their respective subsidiaries or entities in which either of them has a material interest or with respect to the regulatory regime applicable to their businesses and operations, or with respect to completing a compulsory acquisition or any Subsequent Acquisition Transaction;

(j) Best Pacific shall not be in default, in any material respect, of any of its obligations and covenants under the Agreement, the representations and warranties made by Best Pacific in the Agreement (including, without limitation, the representation and warranty set forth as item 1(dd) of Schedule "B" thereto) shall be true and correct in all material respects as of the first date of the take up and payment for Best Pacific Shares under the Offer and the Acquisition Agreement shall not have been otherwise terminated;

(k) Advantage shall have determined in its sole judgment that, on terms satisfactory to Advantage that: (i) the board of directors of Best Pacific shall not have waived the application of the Best Pacific Rights Plan to the purchase of securities by any third party (i.e. other than Advantage) prior to the Expiry Time of the Offer; (ii) a cease trading order or an injunction shall not have been issued that has the effect of prohibiting or preventing the exercise of the rights or the issue of common shares of Best Pacific upon the exercise of the rights in relation to any offer that expires prior to the Expiry Time and such cease trading order or injunction shall be in full force and effect; (iii) a court of competent jurisdiction shall not have ordered that the rights are illegal, of no force or effect or may not be exercised in relation to any offer which expires prior to the Expiry Time; (iv) the rights and the Best Pacific Rights Plan shall not otherwise have been held unexercisable or unenforceable in relation to any offer which expires prior to the Expiry Time; or (v) the Best Pacific Rights Plan does not make it inadvisable for Advantage to proceed with the Offer and/or with taking up and paying for all of the Best Pacific Shares under the Offer, a compulsory acquisition and any Subsequent Acquisition Transaction; and

(l) Advantage shall determine that there has not occurred: (i) any general suspension of trading in or limitation on prices for, securities in the United States or Canadian securities exchanges; (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Canada (whether-or-not mandatory); (iii) any limitation (whether-or-not mandatory) by any United States or Canadian government or regulatory authority on the extension of credit by banks or other financial institutions; (iv) any event, action, state, condition or major financial occurrence of a national or international consequence which seriously affects or involves or will seriously affect or involve the financial markets; or (v) in the case of any of the foregoing existing as of the date of the Offer, a material acceleration or worsening thereof.

SCHEDULE B
To letter dated September 27, 2002 from
Advantage to Best Pacific

1. *Best Pacific Representations.* Best Pacific represents and warrants to Advantage and acknowledges that Advantage is relying thereon, that:

(a) Best Pacific is a corporation duly incorporated and validly subsisting under the laws of Alberta and has the requisite corporate power and authority to carry on its business as it is now being conducted. Best Pacific is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on Best Pacific and its subsidiaries taken as a whole;

(b) 957961 Alberta Ltd., Best Pacific Resources (Saskatchewan) Ltd., Spirit Waste Management Ltd. and Best Pacific Resources (U.S.) Inc. are wholly-owned subsidiaries of Best Pacific, each of which is duly incorporated and validly subsisting under the laws of their jurisdiction of incorporation and each of which has no liabilities other than as reflected on the consolidated financial statements of Best Pacific. Best Pacific has no other subsidiaries or affiliates and is not a party to any partnership or joint venture arrangement;

(c) Best Pacific has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Best Pacific of the transactions contemplated hereby have been duly authorized by Best Pacific's board of directors and no other corporate proceedings on the part of Best Pacific are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Best Pacific and constitutes the legal, valid and binding obligation of Best Pacific enforceable against Best Pacific in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity;

(d) neither the execution and delivery of this Agreement by Best Pacific, the consummation by Best Pacific of the transactions contemplated hereby nor compliance by Best Pacific with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Best Pacific or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the articles or bylaws of Best Pacific, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Best Pacific or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Best Pacific or any of its subsidiaries is bound; or (ii) subject to compliance with the statutes and regulations referred to in the next succeeding paragraph, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Best Pacific or any of its subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of Best Pacific and its subsidiaries taken as a whole or on the ability of Best Pacific to consummate the transactions contemplated hereby);

(e) other than in connection with or in compliance with the provisions of Applicable Laws or pursuant to the *Competition Act* or other merger statutes (i) there is no legal impediment to Best Pacific's consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Best Pacific in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have any material adverse effect on the ability of Best Pacific to consummate the transactions contemplated hereby;

(f) Best Pacific has issued and outstanding, on a fully diluted basis, 24,173,732 Best Pacific Shares. Except for (i) options to acquire 1,105,813 Best Pacific Shares, (ii) warrants to acquire 50,000 Best Pacific Shares and (iii) the rights under the Best Pacific Rights Plan, no person, firm or corporation has any agreement, option, or other right, agreement or commitment of any character whatsoever requiring the issuance or sale or transfer by Best Pacific of any securities of Best Pacific (including Best Pacific Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Best Pacific (including Best Pacific Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements or arrangements or commitments based upon the book value, income or other attribute of Best Pacific or any of its subsidiaries other than an amount payable to Vincent Cheung in an amount not exceeding $28,000 and which amount is included in the Severance Amounts;

(g) Best Pacific has made all filings required under applicable securities laws with the applicable regulatory authorities, all such filings have been made in a timely manner, and all such filings and information and statements contained therein and any other information or statements disseminated to the public by Best Pacific, were true, correct and complete in all material respects and did not contain any misrepresentation, as at the date of such information or statements;

(h) except as has been publicly disclosed, there has been no material adverse change, (or any condition, event or development involving a prospective change that would be materially adverse to Best Pacific) in the business, affairs, operations, assets, capitalization, financial condition, prospect, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Best Pacific or any of its subsidiaries considered on a consolidated basis;

(i) the data and information in respect of Best Pacific and its assets, reserves, liabilities, business and operations provided by Best Pacific or its advisors to Advantage or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and did not and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

(j) there are no outstanding or threatened claims, suits, actions or proceedings against Best Pacific which, if determined adversely to Best Pacific, would have a material and adverse effect on the assets, liabilities, business or operations of Best Pacific;

(k) the financial statements of Best Pacific as at and for the year ended December 31, 2001 and as at and for the six months ended June 30, 2002 fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of Best Pacific and its subsidiaries on a consolidated basis at the dates thereof and the results of the operations of Best Pacific and its subsidiaries on a consolidated basis for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Best Pacific and its subsidiaries on a consolidated basis as at the dates thereof;

(l) Best Pacific has not received notice of any material violation of or investigation relating to any federal, provincial or local environmental or pollution law, regulation or ordinance with respect to the assets, business or operations of Best Pacific and Best Pacific holds all permits, licenses and other authorizations which are required under federal, provincial or local laws with respect to pollution or protection of the environment relating to the assets, business or operations of Best Pacific. All of the assets of Best Pacific operated and maintained by Best Pacific or any subsidiary are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects, and are also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder relating to the assets operated by Best Pacific or any subsidiary in all material respects;

(m) it has disclosed in writing to Advantage the details, in all material respects, of all severance or change of control arrangements involving Best Pacific, including the amounts payable and the parties entitled thereto;

(n) Best Pacific has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or the Offer, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Raymond has been retained to provide financial advice and a fairness opinion related to the Offer (the fees and expenses of which will not exceed $560,000, exclusive of GST). Best Pacific has delivered to Advantage true and current copies of all agreements between Best Pacific and Raymond which could give rise to the payment of any fees or expenses to Raymond;

(o) Best Pacific reasonably estimates that the aggregate of amounts payable by Best Pacific under any obligations or liabilities of Best Pacific or any subsidiary of Best Pacific to pay any amount to its officers, directors, employees or consultants other than for salary, bonuses under their existing bonus arrangements, and directors' fees in the ordinary course, in each case in amounts consistent with historic practices (other than as contemplated by Section 8(d) and Section 22 of the Agreement) and, without limiting the generality of the foregoing, including the obligations of Best Pacific or any of its subsidiaries to officers, directors, employees or consultants for severance, retention, termination or bonus payments (including those contemplated by Section 8(d) of the Agreement) on the change of control of Best Pacific and pursuant to Best Pacific's severance policy, will not exceed $838,000;

(p) Best Pacific and each of its subsidiaries has duly and timely filed, in proper form, returns in respect of taxes under the *Income Tax Act* (Canada), the *Alberta Corporate Tax Act,* the income tax legislation of any other province of Canada or any foreign country having jurisdiction over its affairs, the *Petroleum and Gas Revenue Tax Act* (Canada), the *Canadian Exploration Incentive Program Act* (Canada), the *Petroleum Incentives Program Act* (Canada), the *Canadian Exploration and Development Incentive Program Act* (Canada), the *Mines and Minerals Tax Act* (Alberta) and the *Freehold Mineral Rights Tax Act* (Alberta), and similar legislation of other provinces having jurisdiction over its and each of its subsidiaries' affairs, for all periods to and including December 31, 2001, and all taxes shown thereon and all taxes now owing have been paid and there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period, and all payments to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; there are no assessments or reassessments pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority other than a reassessment for ARTC which has been accrued as a liability in the financial statements of

Best Pacific but is currently under appeal; it and each of its subsidiaries has withheld from each payment made to any of its officers, directors, and employees and former officers, directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation;

(q) all filings made by Best Pacific and each of its subsidiaries under which it or its subsidiaries has received or is entitled to government incentives have been made in accordance, in all material respects, with all applicable legislation and contain no misrepresentations of a material fact or omit to state any material fact which could cause any amount previously paid or previously accrued on its accounts to be recovered or disallowed;

(r) Best Pacific and each of its subsidiaries is not:

(i) in breach or violation of any term or provision of its articles, by-laws or other governing documents;

(ii) in breach or violation of any term or provision of, or in default under any agreement, instrument, licence, permit or authority to which it is a party or by which it is bound and which is material to it; or

(iii) in violation or contravention of any provision of any law or regulation or any judicial or administrative award, judgment or decree applicable and known to it (after due inquiry),

except to the extent that such breach, violation or contravention would not have a material adverse effect on it and its subsidiaries (taken as a whole) or could not reasonably be expected to prevent or hinder the consummation of the transactions contemplated by the Agreement;

(s) Best Pacific and each of its subsidiaries has conducted and is conducting its business in accordance with good oilfield practices and, to its knowledge, in compliance in all material respects with all applicable laws and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it or its subsidiaries, as the case may be, in each jurisdiction in which it carries on business and, to its knowledge, holds all licences, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or be in such compliance would have a material adverse effect on it which are necessary or desirable to carry on its business, as now conducted, and, to its knowledge, none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on it and its subsidiaries (taken as a whole);

(t) Best Pacific is not aware of any material defects, failures or impairments in the titles to its or any of its subsidiaries' oil and gas properties or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate could have a material adverse effect on it and its subsidiaries (taken as a whole) or its anticipated cash flow;

(u) it is not aware of, and has not received:

(i) any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures; or

(ii) any demand or notice with respect to the material breach of any environmental, health or safety law applicable to its and its subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

the failure to comply with would have a material adverse effect on it;

(v) Best Pacific and its subsidiaries have all material environmental and health and safety permits, licences, approvals, consents, certificates and other authorizations of any kind or nature ("**Environmental Permits**") necessary for the ownership, operation, development, maintenance, or use of any of its respective assets and all such Environmental Permits have been obtained and maintained in effect;

(w) Best Pacific and its subsidiaries' assets and the ownership, operation, development, maintenance and use thereof are in material compliance with all environmental laws and with all material terms and conditions of all Environmental Permits;

(x) there has not occurred any material spills, emissions or pollution on any property of Best Pacific or its subsidiaries, nor has Best Pacific or its subsidiaries been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable environmental laws or regulations;

(y) the board of directors of Best Pacific has unanimously endorsed the making of the Offer and approved the Agreement, has determined that the Offer is fair from a financial point of view to holders of Best Pacific Shares, is in the best interests of Best Pacific, has waived the application of the Best Pacific Rights Plan to the Offer and any compulsory acquisition or subsequent acquisition transaction and any purchases of Best Pacific Shares by Advantage during the Offer, has deferred the separation time under the Best Pacific Rights Plan (to the extent applicable in relation to the Offer or the entering of the lock-up agreements referred to in the Agreement) to the 10th day after the expiry of the Offer and has unanimously resolved to recommend acceptance of the Offer by holders of Best Pacific Shares;

(z) based on Advantage's representation to Best Pacific that neither Advantage nor any party acting jointly or in concert with Advantage for the purposes of the Offer beneficially owns any Best Pacific Shares, neither of the entering of the lock-up agreements as contemplated hereby and the entering of the Agreement are a "Flip-in Event", nor are they events which would trigger a "separation time" pursuant to the Best Pacific Rights Plan or would otherwise adversely affect Advantage pursuant to the Best Pacific Rights Plan;

(aa) Best Pacific is not a party to any long term sales agreements, firm service agreements, processing agreements or similar agreements other than those that have been previously disclosed in writing to Advantage;

(bb) except for the agreement by Best Pacific to sell certain of its Elnora and Bashaw properties for $2.5 million and the sale of miscellaneous properties in Saskatchewan for $350,000, since June 30, 2002 Best Pacific has not (nor have any of its subsidiaries) sold or entered any agreements to sell any assets for an individual purchase price of $100,000 or an aggregate purchase price in excess of $500,000, nor has it entered any farmout agreements since such date;

(cc) Best Pacific has fulfilled its obligations pursuant to all agreements entered into by Best Pacific for the issuance of "flow-through" shares as defined in the *Income Tax Act* (Canada) to renounce Canadian exploration or development expenses in respect thereof and Best Pacific has no further obligations to incur qualifying Canadian exploration or development expenses as required by the agreements or obligations to renounce these expenses to the subscribers of the flow-through shares;

(dd) Best Pacific's net outstanding debt and working capital deficiency (calculated in accordance with Canadian generally accepted accounting principles) is approximately $22.5 million (post the proposed $2.5 million disposition of certain of Best Pacific's Elnora and Bashaw properties and excluding severance costs, transaction costs and any payments required to terminate in the money options) and as of the Initial Expiry Date will not exceed such amount;

(ee) there are no material unrecorded liabilities, commitments or contractual arrangements of Best Pacific or its subsidiaries;

(ff) except as otherwise disclosed in writing to Advantage, the assets of Best Pacific are free and clear of all liens, encumbrances and adverse claims created by, through or under Best Pacific;

(gg) Best Pacific does not have any liability or obligation to former holders of debentures issued by it;

(hh) except as otherwise disclosed in writing to Advantage, there are no outstanding A.F.E.'s and there are no outstanding cash calls with respect to the assets of Best Pacific;

(ii) all royalties and all *ad valorem*, property, production, delay rentals, shut-in payments, severance and similar taxes and assessments, based on or measured by the ownership of its assets, the production of petroleum substances from its lands or the receipt of proceeds therefrom that are payable by Best Pacific have been properly and fully paid and discharged in the manner prescribed by the applicable leases, statutes and regulations;

(jj) in respect of any assets operated by Best Pacific, Best Pacific holds all valid licenses, permits and similar rights and privileges that are required and necessary under applicable law to operate the assets, except those licenses, permits, and similar rights and privileges the failure of which would not have a material adverse effect on the business, operations or financial condition of Best Pacific or on its ability to consummate the transactions contemplated hereby;

(kk) any and all operations of Best Pacific and to the best of the knowledge of Best Pacific, any and all operations by third parties, on or in respect of Best Pacific's assets, have been conducted in accordance with good oil and gas industry practices and in material compliance with all applicable laws, rules, regulations, orders and directions of governmental and other competent authorities except for the failure of which would not have a material adverse effect on the business, operations or financial condition of Best Pacific or on its ability to consummate the transactions contemplated hereby;

(ll) since December 31, 2001, Best Pacific has:

(i) maintained in effect salary and other compensation levels in accordance with then existing levels;

(ii) not declared, paid or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities nor made any repayments of capital;

(iii) not entered into or committed to enter into any material agreement with a non-arm's length person (as such term is defined in the *Income Tax Act* (Canada));

(iv) conducted its business only in the ordinary and normal course; and

(v) not incurred any liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Best Pacific which has been incurred other than in the ordinary and normal course;

(mm) Best Pacific made available to Sproule Associates Ltd. (the "**Best Pacific Engineer**") prior to issuance of the Best Pacific Engineer's report in respect of Best Pacific's oil and natural gas reserves effective June 30, 2002 (the "**Best Pacific Reserve Report**") for the purposes of preparing the Best Pacific Reserve Report, all information requested by the Best Pacific Engineer and all information material to an adequate determination of Best Pacific's oil and gas reserves and, to the knowledge of Best Pacific, none of such information contained a misrepresentation (as defined in the *Securities Act* (Alberta). Best Pacific has no knowledge of any material adverse change in any information provided to the Best Pacific Engineer since the dates that such information was provided and Best Pacific believes that the Best Pacific Engineering Report reasonably represents the quantity and pre-tax present worth values of the oil and gas reserves of Best Pacific as at June 30, 2002 based upon information available at the time the Best Pacific Engineering Report was prepared and the assumptions as to commodity prices and costs contained therein and there has been no material adverse change in Best Pacific's oil and natural gas reserves and assets from those described in the Best Pacific Engineering Report, except as may have occurred through normal production;

(nn) no officer, director, employee or any other person not dealing at arm's length with Best Pacific, or, to the knowledge of Best Pacific, any associate or affiliate of any such person or any party owns, has or is entitled to any royalty, net profits interest, carried interest or other encumbrances or claims of any nature whatsoever which are based on production from Best Pacific's properties or assets or any revenue or rights attributed thereto;

(oo) there are no contracts or arrangements to which Best Pacific is a party with any director, officer, employee or any other person not dealing at arm's length with Best Pacific, or any associate or affiliate of any such director, officer, employee or any other person not dealing at arm's length with Best Pacific, nor is there any indebtedness owing by Best Pacific to any such parties or by any such parties to Best Pacific, other than option agreements in respect of Best Pacific option plan and employment agreements disclosed to Advantage prior to the date hereof;

(pp) Best Pacific has not waived the applicability of any "standstill" or other provision of any confidentiality agreements entered into by Best Pacific;

(qq) to Best Pacific's knowledge, there are less than 50 beneficial holders of Best Pacific Shares resident in Quebec holding less than 2% of the outstanding Best Pacific Shares;

(rr) KG Resources (Alberta) Ltd. does not have a security interest in Best Pacific or any of its subsidiaries and has no right, title or interest that would allow for a security interest to be

registered in any personal property registry in Canada or under the Uniform Commercial Code in the United States in respect of Advantage or its subsidiaries or any of their respective assets;

(ss) the policies of insurance in force at the date hereof naming Best Pacific as an insured and as disclosed to Advantage prior to the date hereof adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Best Pacific which would be customary in the business carried on by Best Pacific and all such policies of insurance remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by or the Arrangement;

(tt) as at June 30, 2002, Best Pacific's Canadian tax pools were not less than $66 million; and

(uu) Best Pacific is a foreign private issuer, as that term is used in Rule 3b-4 promulgated under the United States *Securities Exchange Act* of 1934 (the "***Exchange Act***"), and is not an investment company registered or required to be registered under the U.S. *Investment Company Act* of 1940. The Best Pacific Shares are not registered under Section 12 of the *Exchange Act*. To Best Pacific's knowledge, less than 20% of the Best Pacific Shares are held by U.S. holders.

2. *Advantage Representations.* Advantage represents and warrants to Best Pacific and acknowledges that Best Pacific is relying thereon, that:

(a) Advantage is a trust duly formed and validly existing under the laws of Alberta and has the requisite power and authority to carry on its business as it is now being conducted.

(b) Advantage has the requisite authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Advantage of the transactions contemplated hereby have been duly authorized by Advantage Oil & Gas Ltd.'s board of directors and no other proceedings on the part of Advantage are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Advantage and constitutes the legal, valid and binding obligation of Advantage enforceable against Advantage in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

(c) Other than in connection with or in compliance with the provisions of applicable laws or pursuant to the *Competition Act* or other merger statutes, (i) there is no legal impediment to Advantage's consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Advantage in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have any material adverse effect on the ability of Advantage to consummate the transactions contemplated hereby.

(d) Advantage will make adequate arrangements prior to making the Offer to ensure that the required funds are available to effect payment in full for all Best Pacific Shares tendered into the Offer.

SCHEDULE C
To letter dated September 27, 2002 from
Advantage to Best Pacific

Confidential September 27, 2002

____

____

____

(the "**Shareholder**")

Dear Sir:

Re: Best Pacific Resources Ltd. ("Best Pacific")

Advantage Energy Income Fund ("**Advantage**") understands that you (the "**Shareholder**") or your affiliates and associates owns, directly or indirectly or has control or direction over ____________ common shares (the "**Subject Shares**") and _______________ options or warrants to acquire common shares ("**Option Shares**") in the capital of Best Pacific. Common shares in the capital of Best Pacific are referred to as the "**Best Pacific Shares**".

1. The Offer

1.1 Subject to the terms and conditions of this agreement and an agreement to be entered between Advantage and Best Pacific on or about September 27, 2002 (the "**Acquisition Agreement**"), Advantage is prepared to make, and following the execution of this letter agreement by the Shareholder (and similar agreements from other Best Pacific shareholders, as provided in the Acquisition Agreement) and the Acquisition Agreement, shall make, a take-over bid (the "**Offer**") for all of the issued and outstanding Best Pacific Shares in accordance with the Acquisition Agreement.

1.2 Subject to the provisions hereof and the provisions of the Acquisition Agreement, Advantage proposes to, as soon as is reasonably practicable and in any event not later than October 16, 2002 or such later date as may be agreed by Advantage and Best Pacific, make the Offer to purchase all of the outstanding Best Pacific Shares (and all shares issued on exercise of presently outstanding options and warrants) on the basis of $1.25 in cash (less withholding taxes where applicable) for each Best Pacific Share as further described in the Acquisition Agreement.

1.3 Notwithstanding the foregoing, the obligation of Advantage to make the Offer shall be conditional on satisfaction of the conditions set forth in Section 2 of the Acquisition Agreement, which conditions shall be for the exclusive benefit of Advantage, which shall have the right, in its sole discretion, to waive any of the conditions in whole or in part. The Offer shall be made in accordance with all applicable securities laws, rules of applicable stock exchanges and applicable corporation laws (collectively the "**Applicable Laws**"). Subject to the satisfaction or waiver of the conditions set forth in the Offer, Advantage agrees to take-up and pay for Best Pacific Shares validly deposited (and not withdrawn) under the Offer in accordance with the terms and conditions of the Offer and the Acquisition Agreement.

2. Agreement to Tender

2.1 Subject to the terms and conditions hereof, the Shareholder hereby irrevocably agrees to deposit the Subject Shares under the Offer as follows:

(a) in the case of such Best Pacific Shares currently registered in the name of the Shareholder or an entity controlled by the Shareholder (including any Best Pacific Shares acquired pursuant to the exercise of any options or warrants to purchase Best Pacific Shares), to deposit such shares not later than 15 Business Days after the mailing by Advantage of a take-over bid circular relating to the Offer (the "**Circular**");

(b) in the case of all other Best Pacific Shares that are Subject Shares, within 15 Business Days of the mailing of the Circular, the Shareholder agrees to provide irrevocable direction to tender such shares to the Offer to the party in whose name such shares are registered, and to provide evidence satisfactory to Advantage, acting reasonably, as to such direction.

2.2 The Shareholder further agrees to (i) terminate all in-the-money options and warrants held by the Shareholder in exchange for a cash payment in respect of each Option Share issuable pursuant to the in-the-money options or warrants in an amount by which $1.25 exceeds the exercise price for the options or warrants (less applicable withholding taxes), and (ii) if the Shareholder is a holder of out-of-the-money options or warrants, the Shareholder agrees to surrender for cancellation and termination all such options and warrants to acquire Option Shares as contemplated by the Acquisition Agreement upon payment of an amount not to exceed $50.00.

3. Obligation to Purchase the Best Pacific Shares

3.1 Upon the terms and subject to the conditions of the Offer, Advantage will accept for payment, and will take up and pay for, all Best Pacific Shares deposited and not withdrawn under the Offer in accordance with the Acquisition Agreement.

4. Representation, Warranties and Covenants of the Shareholder

4.1 The Shareholder represents and warrants to Advantage, and acknowledges that Advantage is relying upon such representations and warranties in entering into this agreement that:

(a) the Shareholder has good and sufficient power, authority and right to enter into this agreement and to complete the transactions contemplated hereby;

(b) assuming the due execution and delivery of this agreement by Advantage, upon the execution and delivery hereof by the Shareholder, this agreement shall be a legal, valid and binding obligation of the Shareholder enforceable by Advantage against the Shareholder in accordance with its terms subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity, and the consummation by the Shareholder of the transactions contemplated hereby will not constitute a violation of or default under, or conflict with, any contract, commitment, agreement, arrangement, understanding or restriction of any kind to which the Shareholder is a party or by which the Shareholder is bound;

(c) the Shareholder is the direct or indirect beneficial owner of, or exercises control or direction over, the Subject Shares, and will be the direct or indirect beneficial owner of, or exercise control or direction over, the Option Shares when issued on exercise of the related options (and the Subject Shares together with the Option Shares represent all of the Best Pacific Shares directly or indirectly beneficially owned or over which control or direction is exercised by the Shareholder) in each case free and clear of all liens, charges, encumbrances, security interests and other rights of others whatsoever and has good and sufficient power, authority and right to transfer or cause to be transferred the legal and beneficial title to such Subject Shares and the Option Shares when issued to Advantage with good and marketable title thereto;

(d) if an officer or director of Best Pacific, to the best of the Shareholder's knowledge, information and belief, there has been no material change (as such term is defined in the Securities Act (Alberta)) in the business, results of operations, assets, liabilities, condition (financial or otherwise) or affairs of Best Pacific and its subsidiaries considered as a whole that has not been generally disclosed and reported in accordance with law to the applicable securities regulatory authorities, nor does the Shareholder have any knowledge of any other undisclosed material adverse information in regard to the current and prospective operations of Best Pacific and its subsidiaries considered as a whole;

(e) neither the Shareholder nor any associate or affiliate of the Shareholder owns, has or is entitled to any royalty, net profits interest, carried interest or other encumbrance or claims of any nature whatsoever that are based on production from Best Pacific's properties or assets or any revenue or rights attributed thereto and Best Pacific does not have any indebtedness owing to any such person or any such party; and

(f) the foregoing representations and warranties will be true, correct and complete on the date on which the Offer is made;

4.2 The Shareholder covenants and agrees with Advantage that so long as the Shareholder is subject to the terms of this Agreement, the Shareholder will not, and, subject to the terms of the Acquisition Agreement, will use its best efforts to cause its representatives and advisors not to, directly or indirectly:

(a) solicit, initiate or encourage (including, without limitation, by way of furnishing information) any inquiry or the making of any proposal to Best Pacific or its Shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (A) an acquisition from Best Pacific or its Shareholders of any securities of Best Pacific or its subsidiaries; (B) any acquisition of assets of any of Best Pacific or its subsidiaries (other than the previously proposed $2.5 million disposition of certain of Best Pacific's Elnora and Bashaw properties and the proposed $350,000 disposition of miscellaneous Saskatchewan properties); (C) an amalgamation, arrangement, merger, or consolidation of any of Best Pacific or its subsidiaries; or (D) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving any of Best Pacific or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Acquisition Agreement or the Offer or which would or could reasonably be expected to materially reduce the benefits to Advantage under the Acquisition Agreement or the Offer (any such inquiry or proposal in respect of any of the foregoing being a "**Best Pacific Acquisition Proposal**");

(b) enter into or participate in any discussions or negotiations regarding a Best Pacific Acquisition Proposal, or, except in the ordinary course of business, furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Best Pacific or its subsidiaries or a Best Pacific Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(c) furnish or cause to be furnished any non-public information concerning the business, results of operations, assets, liabilities, prospects, financial condition or affairs of Best Pacific or any of its subsidiaries to any person, company or other entity other than Advantage and its representatives, other than as disclosed prior to the date hereof, or in accordance with the terms of the Acquisition Agreement; or

(d) take any action that might reasonably be expected to reduce the likelihood of success of the Offer, subject to the fiduciary duties of a Shareholder who is a director or officer of Best Pacific.

The Shareholder will notify Advantage and Best Pacific promptly if any such discussions or negotiations are sought or if any proposal in respect of a Best Pacific Acquisition Proposal is received, being considered or indicated to be forthcoming.

4.3 The Shareholder covenants and agrees with Advantage (subject to any actions required to be taken in the exercise by a director or officer of Best Pacific of his fiduciary duties as such) from the date hereof until the earlier of the termination of this letter agreement and the date the Best Pacific Shares are taken up under the Offer, that:

(a) it shall not sell, assign, convey or otherwise dispose of any of the Subject Shares except to an affiliated or associated party in connection with a reorganization of the personal affairs of the Shareholder and for the purposes of tendering the Subject Shares to the Offer;

(b) it shall not exercise any shareholder rights or remedies available at common law or pursuant to applicable securities or corporate laws to delay, hinder, upset or challenge the Offer;

(c) it shall exercise all voting rights attached to the Best Pacific Shares owned by the Shareholder to vote against any resolution to be considered by the shareholders of Best Pacific that, if approved, could reasonably be considered to reduce the likelihood of success of the Offer;

(d) if a director or officer of Best Pacific, it shall use all reasonable efforts to allow Advantage reasonable access to information concerning Best Pacific and its subsidiaries to enable Advantage to conduct and complete its due diligence review of Best Pacific and its subsidiaries and their business, operations, assets, liabilities, prospects, condition (financial and otherwise), capital and affairs and, upon completion of such review, to enable Advantage to monitor the business and affairs of Best Pacific and its subsidiaries;

(e) it shall exercise all voting rights attached to the Subject Shares and use the Shareholder's reasonable endeavors to cause Best Pacific and its subsidiaries to carry on their respective businesses in the regular and ordinary course consistent with past practice;

(f) if Advantage takes up any Best Pacific Shares pursuant to the Offer, it will use its reasonable best efforts to enable Advantage to elect or appoint all of the directors of Best Pacific and to effect an orderly transition of management and control of Best Pacific at the time and in the manner requested by Advantage and, if the Shareholder is a director or officer of Best Pacific or any subsidiaries of Best Pacific, it will, if requested by Advantage, resign his position as a director and/or officer of Best Pacific and its subsidiaries effective at such time as may be requested by Advantage and, if such person is an officer of Best Pacific, subject to the payment of or placement into trust of all Severance Amounts due to such Shareholder;

(g) in the event that it, or any of its affiliates or associates, holds any options, warrants or other rights to acquire Option Shares, it will comply with the provisions of Section 2.2 hereof and surrender, and cause its affiliates and associates to surrender all such options, warrants and other rights to Best Pacific for termination and will execute such further documentation as may be requested by Advantage or Best Pacific, acting reasonably, to evidence such termination; and

(h) the Shareholder shall use its reasonable best efforts to cause Best Pacific to perform its obligations under the Acquisition Agreement, to the extent within its power.

5. Representations, Warranties and Covenants of Advantage

5.1 Advantage represents and warrants to the Shareholder, and acknowledges that the Shareholder is relying upon such representations and warranties in entering into this agreement, that:

(a) it has good and sufficient power, authority and right to enter into this agreement and to complete the transactions contemplated hereby;

(b) upon the due execution and delivery of this agreement by the Shareholder, this agreement shall be a legal, valid and binding obligation of Advantage enforceable by the Shareholder against Advantage in accordance with its terms, and the consummation by it of the transactions contemplated hereby will not constitute a violation of or default under, or conflict with, any contract, commitment, agreement, arrangement, understanding or restriction of any kind to which it is a party or by which it is bound; and

(c) the foregoing representations and warranties will be true, correct and complete on the date on which the Offer is made and on the date on which Advantage purchases the Subject Shares or the Option Shares.

6. Termination

6.1 It is understood and agreed that the respective rights and obligations hereunder of Advantage and the Shareholder shall cease and this letter shall terminate:

(a) at 12:01 a.m. on the day immediately following the date upon which Advantage is obligated to mail the Offer, if Advantage has not mailed the Offer by midnight (Calgary time), on October 16, 2002 or such later date (not to exceed an additional 14 days) as may be agreed to by Best Pacific and Advantage;

(b) at 12:01 a.m. on the day immediately following the date upon which Advantage is obligated to take up and pay for its Best Pacific Shares pursuant to the Offer in accordance with the terms of the Acquisition Agreement;

(c) concurrently at the time the Acquisition Agreement is terminated in accordance with Section 13 thereof;

(d) if Advantage has breached any of its material covenants, agreements or representations and warranties contained in this Agreement or the Acquisition Agreement in any material respect; or

(e) in the event that the Board of Directors of Best Pacific has withdrawn its recommendation of acceptance of the Offer, has recommended acceptance of a Superior Proposal (as described in Section 11 of the Acquisition Agreement) upon the public announcement of such event and the Non-Completion Fee (as described in Section 5 of the Acquisition Agreement) has been paid to Advantage.

6.2 In addition, the obligations hereunder of Advantage shall terminate at the option of Advantage upon written notice given by Advantage to the Shareholder if the Shareholder has breached or failed to perform and satisfy any of its covenants or agreements herein contained in a material respect or any of the representations and warranties of the Shareholder contained herein is not true and correct in a material respect.

6.3 In the event of the termination of this agreement as provided in sections 6.1 and 6.2 above, this agreement shall forthwith become of no further force or effect and there shall be no liability on the part of any party hereto, provided that the foregoing shall not relieve any party from any liability for any breach of this agreement.

7. General

7.1 No disclosure of the subject matter of this agreement shall be made by the Shareholder or by Advantage, except to their respective counsel or to any other professional advisor engaged by them or to their respective counsel or as may be required by applicable law or regulatory authorities; provided, however, that the foregoing shall not prevent Advantage from disclosing the terms of this agreement in the Offer or a press release relating to the Offer, in such manner as Advantage or its counsel, acting reasonably, considers appropriate after consultation with counsel to Best Pacific.

7.2 This agreement shall not be assignable by any party hereto. Subject to the foregoing, this agreement shall be binding upon and shall enure to the benefit of and be enforceable by the Shareholder and Advantage and their respective successors and permitted assigns.

7.3 Time shall be of the essence of this agreement.

7.4 Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if personally delivered during normal business hours:

(a) in the case of the Shareholder to the address appearing on the first page of this letter; and

(b) in the case of Advantage, to the address appearing on the first page of this letter, Attention: President,

or at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this paragraph.

7.5 All references to Best Pacific Shares herein shall include any shares into which the Best Pacific Shares may be reclassified, subdivided, redivided, consolidated or converted by amendment to the articles of Best Pacific and the prices per share referred to herein shall be amended accordingly.

7.6 Words signifying the singular number shall include, whenever appropriate, the plural and vice versa; and words signifying the masculine gender shall include, whenever appropriate, the feminine or neuter gender.

7.7 This agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

7.8 Advantage and the Shareholder agree to pay their own respective expenses incurred in connection with this agreement.

8. Acceptance

8.1 If you are in agreement with the foregoing, kindly signify your acceptance by signing the second copy of this letter and delivering it to Advantage. This letter may be signed in two or more counterparts that together shall be deemed to constitute one valid and binding agreement and delivery of counterparts may be effected by means of facsimile transmission.

Yours very truly,

Advantage Energy Income Fund by
Advantage Oil & Gas Ltd.

Per: ________________________________

In consideration of your agreement to make the Offer as described above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Shareholder hereby irrevocably accepts the foregoing as of September ____, 2002.

____
(Name of Shareholder, if not an individual)

Per: ________________________________
Authorized Signing Officer

____
Witness

____
(Signature of Shareholder, if an individual)

____
(Name of Shareholder, if an individual)

(50)

03 JUL 15 7:21

AMENDED AND RESTATED AS OF JUNE 25, 2002

ADVANTAGE ENERGY INCOME FUND

TRUST INDENTURE

Burnet, Duckworth & Palmer LLP

G:\055971\0016\Trust Indenture 04.doc

TABLE OF CONTENTS

ADVANTAGE ENERGY INCOME FUND
TRUST INDENTURE

TRUST INDENTURE made as of the 17th day of April, 2001, supplemented as of May 22, 2001 and amended and restated as of June 25, 2002.

BETWEEN:

COMPUTERSHARE COMPANY OF CANADA, a trust company incorporated under the laws of Canada, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the "Trustee")

OF THE FIRST PART

\- and -

SEARCH ENERGY CORP., a body corporate incorporated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called "Search" or "Search Energy")

OF THE SECOND PART

WHEREAS 687371 Alberta Ltd. (the "Settlor") has paid to the Trustee an amount of one hundred dollars in lawful money of Canada for the purpose of settling the Trust constituted hereby;

AND WHEREAS the Trustee has agreed to hold the Settled Amount and all amounts and other property subsequently received under this Indenture in trust in accordance with the provisions hereinafter set forth;

AND WHEREAS it is intended that the beneficiaries of the Trust shall be the holders of Trust Units, each of which Trust Units shall rank equally in all respects with every other Trust Unit;

AND WHEREAS it is intended that the Trust will issue Trust Units pursuant to the Plan of Arrangement as contemplated by the Information Circular;

AND WHEREAS it is intended that the Trust shall qualify as a "unit trust" and as a "mutual fund trust" under the provisions of paragraph 108(2)(a) and subsection 132(6) of the Tax Act;

AND WHEREAS the parties hereto desire to set out the terms and conditions which shall govern the settlement and the administration of the Trust;

NOW THEREFORE THIS INDENTURE WITNESSETH that in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares and covenants and agrees with and in favor of the holders from time to time of the Trust Units and Search Energy as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture including the recitals and in the Trust Certificates and schedules hereto, unless the context otherwise requires, the following words and expressions shall have the following meanings:

(a) "ABCA" means the Business Corporations Act (Alberta), s.a. 1981, c.b-15 as amended, including the regulations promulgated thereunder;

(b) "AcquisitionCo" means 925212 Alberta Ltd.;

(c) "AcquisitionCo Common Shares" means the common shares in the capital of AcquisitionCo;

(d) "AcquisitionCo Preferred Shares means the preferred shares in the capital of AcquisitionCo;

(e) "Affiliate" or "Associate", when used to indicate a relationship with a person or company, means an "affiliate" or "associate", respectively, of such person or company as such terms are defined as set forth in the Securities Act (Alberta);

(f) "Amalco" means the Corporation resulting from the amalgamation of Search Energy and AcquisitionCo under the name Search Energy Corp. and the successors of Amalco;

(g) "Amalco Common Shares" means the common shares in the capital of Amalco;

(h) "Amalco Preferred Shares" means the preferred shares in the capital of Amalco;

(i) "Arrangement" means the arrangement under Section 186 of the ABCA as contemplated by the Plan of Arrangement involving, among other things, the exchange of common shares for AcquisitionCo Units, the exchange of such AcquisitionCo Units for Trust Units of the Trust and the amalgamation of Search Energy and AcquisitionCo;

(j) "Arrangement Agreement" means the agreement to be entered into between Search Energy, AcquisitionCo and the Trust pursuant to which such parties has proposed to implement the Arrangement;

(k) "ARC" means credits or rebates in respect of Crown royalties which are paid or credited by the Crown, including those paid or credited under the Alberta Corporate Tax Act which are commonly known as "Alberta Royalty Credits";

(l) "Auditors" means such firm of chartered accountants as may be appointed as auditor or auditors of the Trust by or in accordance with Article 16;

(m) "Board of Directors" means the Board of Directors of Search Energy or Amalco as the case may be and as the context requires from time to time;

(n) "Business Day" means a day other than a Saturday, Sunday or statutory holiday in the Province of Alberta;

(o) "Closing" means the completion of the distribution of Trust Units to the former holders of Common Shares and other transactions as contemplated by the Plan of Arrangement; "Date of

Closing" means the date on which Closing occurs; and "Time of Closing" means the time on the Date of Closing at which Closing occurs;

(p) "Common Shares" means common shares in the capital of Search Energy;

(q) "Counsel" means a law firm (which may be counsel to Search Energy, Amalco or AcquisitionCo) reasonably acceptable to the Trustee;

(r) "Credit Facilities: means the credit facilities made available to the Trust, Search Energy or any affiliate of the Trust or Search Energy from time to time and any other credit facilities made available to the Trust, Search Energy or any affiliate of the Trust or Search Energy (including any assumed by contract, operation of law or otherwise) from time to time by other Persons (including banks, other financial institutions and Persons wholly-owned, directly or indirectly, by the Trust, Search Energy or any affiliate of the Trust or Search Energy) and includes guarantees, either direct or indirect, by the Trust, Search Energy or any affiliate of the Trust or Search Energy of any credit facilities made available to Persons wholly-owned, directly or indirectly, the Trust, Search Energy or any affiliate of the Trust or Search Energy provided such Person has either made a credit facility available to the Trust, Search Energy or any affiliate of the Trust or Search Energy or guaranteed, directly or indirectly, one of the Credit Facilities;

(s) "Distributable Income" means, in respect of a Distribution Record Date, the sum of:

(i) all amounts received by the Trust in respect of the Trust Royalty or any other royalties on Properties since the immediately preceding Distribution Record Date;

(ii) all ARC received by the Trust since the immediately preceding Distribution Record Date;

(iii) all interest income received by the Trust in respect of the Notes since the immediately preceding Distribution Record Date;

(iv) all dividend income received by the Trust from the Amalco Common Shares and the Amalco Preferred Shares since the immediately preceding Distribution Record Date;

(v) all amounts received by the Trust as income or returns on Permitted Investments and Subsequent Investments since the immediately preceding Distribution Record Date from investment of the Trust Fund,

less the sum of

(vi) all Trust Expenses incurred since the immediately preceding Distribution Record Date, and

(vii) any other amounts (including taxes) required by law or hereunder to be deducted, withheld or paid in respect of the Trust since the immediately preceding Distribution Record Date;

(t) "Distributable Income of the Trust" shall have the meaning attributed thereto in Section 5.1;

(u) "Distribution Date" means a date on which the Trustee is required to make a distribution of Distributable Income, which date shall be the 15th day of the month following each Distribution

Record Date or, if any such day is not a Business Day, the next following Business Day or such other dates determined from time to time by the Trustee;

(v) "Distribution Period" has the meaning ascribed thereto in Section 5.1;

(w) "Distribution Record Date" means until otherwise determined by the Trustee, the last day of each month of each year, provided that if the last day is not a Business Day, then the Distribution Record Date for such month will be the first Business Day following the last day of each month of the year or such other dates in any year determined from time to time by the Trustee, but December 31 in each year shall be a Distribution Record Date;

(x) "Fair Market Value" means 85% of the Intrinsic Value;

(y) "Information Circular" means the Notice of Petition and Information Circular of Search Energy dated April 18, 2001 for the annual and special meeting of the holders of its common shares;

(z) "Initial Permitted Securities" means any equity or debt securities, or rights thereto, authorized or issued from time to time by AcquisitionCo and any successor to AcquisitionCo (including, without limitation, Amalco) including, without limitation, the AcquisitionCo Common Shares, Amalco Common Shares, AcquisitionCo Preferred Shares, Amalco Preferred Shares and Notes;

(aa) "Intrinsic Value" means, in the circumstances set forth in Section 9.4(b) or (c), the fair market value of the Trust Units as determined by the Board of Directors of Search Energy taking into consideration any deductions required to account for the amount of tax liability incurred by the Trust as a result of such redemption;

(bb) "Lender" means the lender or lenders providing the Credit Facilities or the Swap Arrangements;

(cc) "Management Agreement" means the management agreement to be entered into among the Trust, Search Energy and the Manager on or about the Date of Closing, as the same may be amended from time to time, and includes any subsequent agreement between Search Energy, the Trust and a manager whereby the manager is engaged to provide certain services in connection with the management and administration of the Trust or Search Energy;

(dd) "Manager" means Advantage Investment Management Ltd. in its capacity as manager of the Trust in accordance with the provisions of the Management Agreement and shall be deemed to include any replacements or successor managers under such agreement or as the Trustee and Search Energy may appoint hereunder;

(ee) "Material Contracts" means the Management Agreement, the Note Indenture, the Royalty Agreement, the Shareholder Agreement and the Trust Indenture or, in each case, any amendments or supplements thereto;

(ff) "Note Indenture" means the indenture pursuant to which the Notes are issued;

(gg) "Notes" means the unsecured, subordinated 14% promissory notes of AcquisitionCo which may be issued in implementation of the Plan of Arrangement and which shall become obligations of Amalco on the amalgamation of Search Energy and AcquisitionCo;

(hh) "Offering" means any issuance or offering of Trust Units or any rights, warrants, special warrants, or other securities to purchase, to convert or redeem into or exchange into Trust Units on a public or private basis in Canada or elsewhere;

(ii) "Offering Documents" means any one or more of a prospectus, information memorandum, offering memorandum, private placement memorandum, rights offering circular and similar public or private offering document, or any understanding, commitment or agreement to issue or offer Trust Units or securities that are convertible, redeemable or exchangeable into Trust Units;

(jj) "Ordinary Resolution" means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the meeting;

(kk) "outstanding", in relation to Trust Units, has the meaning attributed thereto in Section 1.2 hereof;

(ll) "Permitted Investments" means, with respect to up to 25% of the total assets of the Trust (unless otherwise approved by the Board of Directors from time to time) (a) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (b) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee) the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited, (c) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition, and (d) trust units and limited partnership units in trusts and limited partnerships which invest in energy related assets including all types of petroleum and natural gas and energy related assets, and including without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets; provided that any investment of the type referred to in Section 4.2 shall not be a Permitted Investment;

(mm) "Person" or "person" has the meaning ascribed thereto in the ABCA;

(nn) "Petroleum Substances" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

(oo) "Plan of Arrangement" means the proposed arrangement pursuant to Section 186 of the ABCA respecting Search Energy, the holders of Common Shares, AcquisitionCo and the Trust and, after completion thereof, the arrangement so implemented;

(pp) "Pro Rata Share" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

(qq) "Properties" means the working, royalty or other interests of Search in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by Search from time to time;

(rr) "Redemption Date" has the meaning ascribed thereto in Section 9.2(a);

(ss) "Redemption Note" has the meaning ascribed thereto in Section 9.5;

(tt) "Redemption Price" has the meaning ascribed thereto in Section 9.3(a);

(uu) "Resource Properties" means Canadian resource properties as defined in the Tax Act;

(vv) "Royalty Agreement" means the Royalty Agreement to be entered into between Amalco and the Trust dated as of the Effective Date or thereafter, as the case may be and providing for the creation of the Royalty;

(ww) "Search Energy" or "Search" means Search Energy Corp. and its successors;

(xx) "Settled Amount" means the amount of one hundred dollars ($100) in lawful money of Canada paid by the Settlor to the Trustee for the purpose of settling the Trust;

(yy) "Shareholder Agreement" means the shareholder agreement to be entered into among Search Energy, the Manager and the Trust on or about the Date of Closing providing for, among other things, the election by the Unitholders of a majority of the directors of Search Energy;

(zz) "Special Resolution" has the meaning attributed thereto in Section 11.6 hereof;

(aaa) "Subordination Agreements" has the meaning ascribed thereto in Section 2.6(d);

(bbb) "Subsequent Investments" means royalties in respect of Properties and Resource Properties and securities of Amalco or any other subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of energy related assets including petroleum and natural gas, including without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets (collectively, "Energy Assets") and whether effected through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets and includes the acquisition of securities of any other person or entity for the purpose of indirectly acquiring Energy Assets;

(ccc) "Subsidiary" has the meaning ascribed thereto in the ABCA, provided that with respect to the Trust, any body corporate which would be a Subsidiary of the Trust under the ABCA if the Trust were a body corporate shall be a Subsidiary of the Trust;

(ddd) "Swap Arrangements" means swap, hedging and other arrangements made by the Trust, Search Energy or any affiliate of the Trust or Search Energy (including any assumed by contract, operation of law or otherwise), from time to time, in respect of commodity prices or rates of exchange of currencies the purpose of which is to mitigate or eliminate exposure to fluctuations in prices of commodities or rates of exchange of one currency for another and includes guarantees, either direct or indirect, by the Trust, Search Energy or any affiliate of the Trust or Search Energy of any swap, hedging and other arrangements made by Persons wholly-owned, directly or indirectly, by the Trust, Search Energy or any affiliate of the Trust or Search Energy provided such Person has guaranteed, directly or indirectly, one of the Swap Arrangements;

(eee) "Tax Act" means the *Income Tax Act* (Canada) and the Income Tax Regulations and the Income Tax Application Rules applicable with respect thereto, all as amended from time to time;

(fff) "Trust Indenture", "Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions refer to this instrument as amended and restated from time to time and not to any particular article, section or portion hereof, and include any and every instrument supplemental or ancillary hereto;

(ggg) "Transfer Agent" means the Trustee in its capacity as transfer agent for the Trust Units or such other company as may from time to time be appointed by the Trustee to act as transfer agent for the Trust Units together, in either such case, with any subtransfer agent duly appointed by the transfer agent;

(hhh) "Trust" refers to the trust relationship between the Trustee and the Unitholders with respect to the Trust Fund, upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund;

(iii) "Trust Certificate" means the definitive certificate evidencing one or more Trust Units;

(jjj) Trust Expenses" means all expenses incurred by the Trustee, the Manager or any third party, in each case for the account of the Trust, in connection with this Indenture or the Trust Fund, the establishment and ongoing management of the Trust and the ongoing administration of the Trust Units, including without limitation those amounts payable to the Trustee under Sections 7.7, 7.9 and 7.10 or the separate form of indemnity agreement dated April 17, 2001 executed by Search Energy and the Trustee, and all amounts payable to the Manager by the Trust under the Management Agreement;

(kkk) "Trust Fund", at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trustee for the purposes of the Trust under this Indenture:

(i) the Settled Amount;

(ii) the Initial Permitted Securities;

(iii) the Trust Royalty;

(iv) all funds realized from the sale of, or Permitted Investments obtained in exchange for, Trust Units from time to time;

(v) any Permitted Investments in which funds may from time to time be invested;

(vi) any Subsequent Investments;

(vii) any proceeds of disposition of any of the foregoing property including, without limitation, the Trust Royalty but not Trust Units in the case of a redemption thereof to which Section 9.5 applies; and

(viii) all income, interest, repayments of principal, dividends, return of capital, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accretions to or accruals in respect of any of the foregoing property or such proceeds of disposition from time to time;

(lll) "Trust Liabilities" has the meaning ascribed thereto in Section 2.6(a);

(mmm) "Trust Royalty" means the royalty payable by Amalco to the Trust pursuant to the Royalty Agreement;

(nnn) "Trust Units" means the Trust Units of the Trust created, issued and certified hereunder and for the time being outstanding and entitled to the benefits hereof;

(ooo) "Trustee" means the party of the Second Part hereunder or its successor or successors for the time being as trustee hereunder;

(ppp) "TSE" means The Toronto Stock Exchange;

(qqq) "Unit" means a unit of the Trust created and issued hereunder and for the time being Outstanding and entitled to the benefits hereof;

(rrr) "Unitholders" means the holders from time to time of one or more Trust Units, as shown on the register of such holders maintained by the Trust or by the Transfer Agent on behalf of the Trust; and

(sss) "year" means a calendar year.

1.2 Meaning of "Outstanding"

Every Trust Unit created, issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation provided that:

(a) when a new Trust Certificate has been issued in substitution for a Trust Certificate which has been lost, stolen or destroyed, only one of such Trust Certificates shall be counted for the purpose of determining the number of Trust Units outstanding; and

(b) for the purposes of any provision of this Indenture or any Material Contract entitling holders of outstanding Trust Units to vote, sign consents, requisitions or other instruments or take any other action under this Indenture or any Material Contract, Trust Units owned directly or indirectly, legally or equitably, by the Manager or any Affiliate thereof shall be disregarded except that for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, only the Trust Units which the Trustee knows are so owned shall be so disregarded.

1.3 Headings

The division of this Indenture into articles and sections, subsections, clauses, subclauses and paragraphs and the provision of headings is for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.4 Construction of Terms

Words importing the singular number only shall include the plural, and vice versa, and words importing gender shall include the masculine, feminine and neuter genders. References in this Indenture to "this Trust Indenture", "this Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions shall be deemed to refer to this instrument and not to any particular article, section or portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.5 References to Acts Performed by the Trust

Any reference in this Indenture to an act to be performed by the Trust shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or, to the extent applicable, by Search Energy on behalf of the Trust or by the Manager on behalf of the Trust hereunder or pursuant to the Management Agreement.

1.6 Income Tax Act

In this Declaration of Trust, any reference to the *Income Tax Act* shall refer to the *Income Tax Act*, Revised Statutes of Canada 1985, Chapter 1 (5th Supplement) and the Income Tax Regulations as amended from time to time applicable with respect thereto. Any reference herein to a particular provision of the *Income Tax Act* shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the *Income Tax Act* which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.7 Inclusion of Subsidiaries

In this Agreement, any reference to Search Energy shall include Amalco after the amalgamation contemplated by the reorganization described in the Information Circular and each of such amalgamated corporation's wholly-owned subsidiaries.

ARTICLE 2
DECLARATION OF TRUST

2.1 Settlement of Trust

The Settlor hereby pays the Settled Amount to the Trustee and the Trustee hereby accepts the Settled Amount for the purpose of creating and settling the Trust and the Settlor is hereby issued ten initial Trust Units in the Trust .

2.2 Declaration of Trust

The Trustee hereby agrees that it does and shall hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth.

2.3 Name

The Trust shall be known and designated as "Advantage Energy Income Fund" and, whenever lawful and convenient, the affairs of the Trust shall be conducted and transacted under that name. If the Trustee determines that the use of the name "Advantage Energy Income Fund" is not practicable, legal or convenient, it may use such other designation or it may adopt such other name for the Trust as it deems appropriate and the Trust may hold property and conduct its activities under such other designation or name.

2.4 Nature of the Trust

The Trust is an open-end unincorporated investment trust established for the purpose specified in Section 4.1. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever liable or responsible hereunder as partners or joint venturers. The Trustee shall not be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Trust Indenture.

2.5 Legal Entitlements and Restrictions of Unitholders

(a) The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b) Subject to the terms and conditions of this Indenture, no Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustee or Search Energy or the Manager with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee, Search Energy or the Manager under this Indenture or the Material Contracts.

(c) The legal ownership of the assets of the Trust and the right to conduct the business of the Trust (subject to the limitations contained herein) are vested exclusively in the Trustee and the Unitholders shall have no interest therein and they shall have no right to compel or call for any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Trust. The Trust Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Trust Indenture. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

2.6 Liability of Unitholders

(a) Except as provided in Section 2.6(d), no Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person in connection with (i) the Trust Fund or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom; (ii) the obligations or the business or affairs of the Trust; (iii) any actual or alleged act or omission of the Trustee or any of them or by any other person in respect of the business or affairs of the Trust (whether or not authorized by or pursuant to this Indenture); (iv) any act or omission of the Trustee or any of them or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or any of them or such other person in respect of the business or affairs of the Trust (whether or not authorized by or pursuant to this Indenture); (v) any transaction entered into by the Trustee or any of them or by any other person in respect of the business or affairs of the Trust (whether or not authorized by or pursuant to this Indenture); or (vi) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustee or any of them or by any other person on behalf of or in connection with the business or affairs of the Trust (collectively, "Trust Liabilities").

(b) No Unitholder shall be liable to indemnify the Trustee or any of them or any other person with respect to any Trust Liabilities.

(c) Except as provided in Section 2.6(d), to the extent that, notwithstanding the provisions of this Section 2.6, any Unitholder, in its capacity as such, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such judgment and any writ of execution or similar process in respect thereof, shall be enforceable only against, and shall be satisfied only out of, the Unitholder's share of the Trust Fund represented by its Trust Certificates. In addition, if any Unitholder, in its capacity as such is found by a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, the Trust shall indemnify and save harmless such Unitholder against any cost, damages, liabilities, expenses, charges or losses suffered by such Unitholder from or arising as a result of such Unitholder not having limited liability.

(d) If any portion or all of the Trust Fund should be distributed or declared to be distributable to Unitholders contrary to the provisions of any subordination agreement (each a "Subordination Agreement") between the Trust and the persons entitled to enforce any of the indebtedness of AcquisitionCo or Amalco other than the Trust or contrary to the terms of the Notes or the subordination provisions of the Note Indenture under which the same are issued, then the persons entitled to enforce such Subordination Agreements or subordination provisions shall be entitled to pursue whatever remedies may be available to them to enforce such Subordination Agreements or provisions and the limitations in Section 2.6(c) shall not apply to any judgment in respect of (and to the extent only based on) such contrary distribution and no Unitholder shall have the right to enforce any distribution contrary to such Subordination Agreements or provisions.

2.7 Contracts of the Trust

Every contract entered into by or on behalf of the Trust, whether by the Trustee, Search Energy, the Manager or otherwise, shall (except as the Trustee, Search Energy or Manager may otherwise expressly agree in writing with respect to their own personal liability) include a provision substantially to the following effect:

> The parties hereto acknowledge that the [Trustee] [Search Energy] [Manager] is entering into this agreement solely [in its capacity as Trustee] [on behalf] of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the [Manager] [Trustee] [Search Energy] or any of the Unitholders of the Trust and that any recourse against the Trust or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture as amended from time to time.

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustee, the Manager, Search Energy or any Unitholder.

2.8 Head Office of Trust

The head office of the Trust hereby created shall be located at Suite 700, 400 - 5th Avenue S.W., Calgary, Alberta, T2P 0L6 or at such other place or places in Canada as the Trustee may from time to time designate.

ARTICLE 3
ISSUE AND SALE OF TRUST UNITS

3.1 Nature of Trust Units

(a) The beneficial interests in the Trust shall be divided into interests of two classes, as follows:

(i) described and designated as "Trust Units", which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein; and

(ii) described and designated as "Special Voting Units", which shall be issued to a trustee and shall be entitled to such number of votes at meetings of Unitholders equal to the number of Trust Units reserved for issuance that such Special Voting Units represent on the date of issuance, such number of votes and any other rights or limitations to be prescribed by the board of directors of AcquisitionCo or Amalco, as the case may be;

provided, however, that the Trust Units may be issued and sold on an instalment basis, and in such case the Trust may take a security interest in any Trust Unit so issued as security for unpaid instalments and the interest of each Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder.

(b) Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares in any distributions by the Trust and, in the event of termination or winding-up of the Trust, in the net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.

(c) The aggregate number of Trust Units which is authorized and may be issued hereunder is unlimited.

3.2 Issue of Trust Units and Other Securities

(a) Trust Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that Amalco determines (including the issuance of Trust Units on an instalment basis) and, without limiting the generality of the foregoing, Amalco may authorize the Trust to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase Trust Units from the Trust or from any other person or procuring or agreeing to procure purchasers for Trust Units. Without limitation of the foregoing, Amalco may authorize the Trust to create and issue rights, warrants (including so-called "special warrants" which may be exercisable for no additional consideration), or options or other securities (including unit appreciation rights payable in whole or in part with Trust Units) to subscribe for, purchase, convert into or exchange for Trust Units which rights, warrants, options or other securities may be exercisable at such subscription price or prices and at such time or times as Amalco may determine. The rights, warrants, options or other securities so created may be issued for such consideration or for no consideration, all as Amalco may determine. A right, warrant, option or other security (whether convertible, exercisable or exchangeable for Trust Units or not) shall not be a Trust Unit and the holder thereof shall not be a Unitholder.

(b) Amalco may authorize the creation and issuance of debentures, notes and other evidence of indebtedness of the Trust which debentures, notes or other evidence of indebtedness may be created and issued from time to time on such terms and conditions, to such persons and for such consideration as Amalco may determine.

(c) Subject to Section 3.1(a), Trust Units are only to be issued as fully paid and non-assessable and the consideration received by the Trust in connection with the issuance of Trust Units may consist of money or property or past service, provided that property will include a promissory note or promise to pay given by the allottee.

3.3 Transfer of Trust Units

The Trust Units may be transferred by the holder thereof, subject to Section 3.7 and Article 12 hereof, and to compliance with any laws applicable to the holder thereof.

3.4 Consolidation of Trust Units

Immediately after any *pro rata* distribution of additional Trust Units to all Unitholders pursuant to Section 5.8, the number of the outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In this case, each Trust Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation.

3.5 No Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit.

3.6 No Fractional Trust Units

Fractions of Trust Units shall not be issued, except pursuant to distributions of additional Trust Units to all Unitholders pursuant to Section 5.8.

3.7 Re-Purchase of Initial Trust Units by Fund

Immediately after the Date of Closing, the Trust will purchase the ten initial Trust Units from the Settlor, and the Settlor shall sell the ten initial Trust Units to the Trust for a purchase price of $100 and, upon the completion of such purchase and sale, the ten initial Trust Units shall be cancelled and shall no longer be outstanding for any of the purposes of this Indenture and the Settlor shall no longer be a party to this Indenture for any purpose.

ARTICLE 4
INVESTMENTS OF TRUST FUND

4.1 Purpose of the Trust

The Trust is a limited purpose trust and its business and activities shall be restricted to:

(a) investing in the Initial Permitted Securities, the Permitted Investments, Subsequent Investments and such other securities and investments as Search Energy may determine provided Section 4.2 is complied with;

(b) disposing of any part of the Trust Fund, including, without limitation, any Permitted Investments;

(c) acquire the Trust Royalty and other royalties in respect of Resource Properties;

(d) temporarily holding cash, and Permitted Investments (including investments in AcquisitionCo and any successor to AcquisitionCo, including Amalco) for the purposes of paying Trust Expenses and Trust Liabilities, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders;

(e) acquiring or investing in securities of Amalco or any other subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of petroleum and natural gas related assets, including without limitation, facilities of any kind and whether effected through the acquisition of assets or the acquisition of shares or other form of ownership interest in any entity, the substantial majority of the assets of which are comprised of like assets;

(f) undertaking such other business and activities including investing in securities as shall be approved by Search Energy from time to time provided that the Trust shall not undertake any business or activity which contravenes Section 4.2 hereof;

and to pay the costs, fees and expenses associated therewith or incidental thereto.

4.2 Qualification

Under no circumstances shall the Trustee, Search Energy or the Manager purchase or authorize the purchase of any security, asset or investment on behalf of the Trust or using any Trust assets or property which is defined as "foreign property" under subsection 206(1) of the Income Tax Act or is a "small business security" as that expression is used in Part LI of the Regulations to the Income Tax Act or would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Income Tax Act at the time such investment was made.

ARTICLE 5
DISTRIBUTIONS

5.1 Determination of Distributable Income of the Trust

In this Article 5, the "Distributable Income of the Trust" for the period ending on a Distribution Record Date shall be the Distributable Income, for the period commencing immediately following the preceding Distribution Record Date (or, for the first Distribution Record Date of July 3, 2001, the period commencing immediately after the Closing) and ending on such Distribution Record Date (each, a "Distribution Period").

Items of income or expense not provided for in the definition of Distributable Income or in Section 5.3 shall be included in such calculation on such basis as may be considered appropriate by the Trustee.

5.2 Distributable Income of the Trust to Become Payable

The Trustee may, on or before each Distribution Record Date within a fiscal year, declare payable, to the Unitholders of record on such Distribution Record Date, all or any part of the Distributable Income of the Trust (determined in accordance with Section 5.1) for the Distribution Period ending on such Distribution Record Date, or the Distributable Income of the Trust (determined in accordance with

Section 5.1) for any previous Distribution Period which has not been distributed, and the proportionate share of each Trust Unit of the amount so payable shall be determined by dividing such amount by the number of Trust Units in the Trust outstanding on that Distribution Record Date. Each Unitholder's share thereof shall be equal to the proportionate share per Trust Unit multiplied by the number of Trust Units owned of record by the Unitholder on that Distribution Record Date and shall be payable to each such Unitholder on the Distribution Payment Date next following the Distribution Record Date, subject to Sections 5.7(b) and 5.8. Notwithstanding the foregoing, the amount of any Distributable Income of the Trust that is determined by the Trustee to be required to be retained by the Trust in order to pay any tax liability of the Trust shall not be payable by the Trust to the Unitholders. In addition, Unitholders may, at the discretion of the Trustee, receive distributions in respect of repayments of principal made by Amalco to the Trust on the Notes.

5.3 Net Realized Capital Gains to Become Payable

The Trustee may, on or before each Distribution Record Date, declare payable to the Unitholders of record on such Distribution Record Date all or part of the net realized capital gains of the Trust to the extent not previously declared payable, and the proportionate share of each Trust Unit of the amount so payable shall be determined by dividing such amount by the number of Trust Units in the Trust outstanding on that Distribution Record Date. Each Unitholder's share thereof shall be equal to the proportionate share per Trust Unit multiplied by the number of Trust Units owned of record by the Unitholder on that Distribution Record Date and shall be payable to each such Unitholder on the Distribution Payment Date next following the Distribution Record Date, subject to Section 5.8. For the purposes of this Article 5, "net realized capital gains" of the Trust means the total of all capital gains realized by the Trust less the total of all capital losses realized by the Trust, excluding any capital gains or losses arising from the distribution of Common Shares or Notes pursuant to Section 9.5 in respect of Trust Units tendered for redemption, all as determined for the purposes of the Income Tax Act.

5.4 Distributable Income and Net Realized Capital Gains for Income Tax Purposes to Become Payable

(a) On December 31 of each fiscal year, an amount equal to the income of the Trust for the fiscal year ending on such date (excluding net realized capital gains) determined in accordance with the Income Tax Act, other than paragraph 82(1)(b) thereof, to the extent not previously payable pursuant to Section 5.2 on any Distribution Record Date in the fiscal year (including December 31 of that fiscal year) to any Unitholder, shall be payable to Unitholders of record at the end of that fiscal year, and the proportionate share of each Trust Unit of the amount so payable shall be determined by dividing such amount by the number of Trust Units in the Trust outstanding at such time. Each Unitholder's share thereof shall be equal to the proportionate share per Trust Unit multiplied by the number of Trust Units owned of record by the Unitholder as at the end of that fiscal year and shall be payable to each such Unitholder on the Distribution Payment Date next following the end of such fiscal year, subject to Sections 5.7(b) and 5.8.

(b) On December 31 of each fiscal year, an amount equal to the net realized capital gains of the Trust for the fiscal year ending on such date, to the extent not previously payable pursuant to Section 5.3 on any Distribution Record Date in the fiscal year (including December 31 of that fiscal year) to any Unitholder, shall be payable to Unitholders of record at the end of that fiscal year, and the proportionate share of each Trust Unit of the amount so payable shall be determined by dividing such amount by the number of Trust Units in the Trust outstanding at such time. Each Unitholder's share thereof shall be equal to the proportionate share per Trust Unit multiplied by the number of Trust Units owned of record by the Unitholder at the end of that fiscal year.

5.5 Other Amounts

Any amounts not otherwise payable to Unitholders prior to the end of a particular fiscal year of the Trust pursuant to the provisions of this Article 5 may be declared by the Trustee to be payable to Unitholders in the same manner as provided for in Section 5.2.

5.6 Enforcement

Subject to Section 2.6(d), each Unitholder shall have the right to enforce payment of any amount payable to the Unitholder under this Article 5 on and after the later of (i) the time that amount became payable and (ii) the applicable Distribution Payment Date, except in the case of the amounts payable on the Distribution Record Date on December 31 in each year which may be enforced on December 31.

5.7 Payment of Amounts Payable

(a) Subject to Section 5.8, distributions shall be paid in cash.

(b) Notwithstanding Sections 5.2 and 5.4(a), the amount of any Distributable Income of the Trust for a Distribution Period that is determined by the Trustee to be required to be retained by the Trust in order to pay any tax liability of the Trust in respect of that or any prior Distribution Period shall not be payable by the Trust to Unitholders.

5.8 Distribution of Additional Trust Units

(a) Where after any Distribution Record Date and on or before the next Distribution Record Date an amount or amounts of cash has or have been or is or are being paid under Section 9.3 in respect of Trust Units tendered for redemption, the distribution payable to Unitholders on such next Distribution Record Date shall include a distribution of additional Trust Units (to which Trust Units, Section 3.6 applies) having a value equal to the aggregate of such amounts, in which case the amount of cash to be distributed on the distribution shall be reduced by the aggregate of such amounts.

(b) If on any Distribution Record Date the Trustee determines that the Trust does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash or if any cash distribution should be contrary to any Subordination Agreement or provisions referred to in Section 2.6(d), the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Trust Units having a value equal to the cash shortfall, in which case the amount of cash to be distributed on the distribution shall be reduced by the amount of such cash shortfall and Section 3.6 shall apply to any Trust Units so distributed.

(c) For the purposes of this Section 5.8, the value of each additional Trust Unit to be issued shall be the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Trust Units on the applicable Distribution Record Date (or, if that Distribution Record Date is not a Business Day, on the last Business Day preceding that Distribution Record Date) on the principal stock exchange on which the Trust Units are listed or, if not so listed, such other value as the Trustee shall reasonably determine.

5.9 Withholding Taxes

For greater certainty, in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture, the Trustee shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture and the Trustee is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to the Unitholder, the Trustee shall be permitted to withhold amounts from other distributions to satisfy the Trustee's withholding tax obligations.

ARTICLE 6
APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE

6.1 Trustee's Term of Office

Subject to Sections 6.2 and 6.3, Computershare Trust Company of Canada is hereby appointed as Trustee hereunder for an initial term of office which shall expire upon the conclusion of the first annual meeting of Unitholders. The Unitholders shall, at the first annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee on each successive annual meeting of Unitholders following the reappointment or appointment of the successor to the Trust. Any such reappointment or appointment shall be made either by an Ordinary Resolution at such meeting of Unitholders or shall be made in the manner set out in Section 6.4. Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of such Trustee expires and if no successor to such Trustee is appointed at that meeting, such Trustee shall continue to hold the office of Trustee under this Indenture until a successor has been appointed under Section 6.4.

6.2 Resignation of Trustee

The Trustee may resign from the office of trustee hereunder on giving not less than 60 days' notice in writing to Search Energy; provided that no such resignation shall be effective until (i) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner set out in Section 6.4, and (ii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.3 Removal of Trustee

The Trustee shall be removed by notice in writing delivered by Search Energy to the Trustee in the event that, at any time, the Trustee shall no longer satisfy all of the requirements in Section 6.6, or shall be declared bankrupt or insolvent, or shall enter into liquidation, whether compulsory or voluntary (and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction), or if the assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority, or if the Trustee shall otherwise become incapable of performing, or shall fail in any material respect to perform its responsibilities under this Indenture or as a result of a material increase in the fees charged by the Trustee. No decision to remove a Trustee under this Section 6.3 shall become effective until (i) approved by a Special Resolution at a meeting of Unitholders duly called for that purpose (ii) the appointment of, and acceptance of such appointment by, a new Trustee under Section 6.4 in the place of the Trustee to be removed, and (iii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.4 Appointment of Successor to Trustee

(a) A successor Trustee to a Trustee which has been removed by a Special Resolution of Unitholders under Section 6.3, shall be appointed by an Ordinary Resolution at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of Section 6.6.

(b) Subject to Section 6.6, Search Energy may appoint a successor to any Trustee which has been removed by a Special Resolution of the Unitholders under Section 6.3, or which has not been reappointed under Section 6.1, if the Unitholders fail to do so at such meeting.

(c) Subject to Section 6.6, Search Energy may appoint a successor to any trustee which has given a notice of resignation under Section 6.2.

No appointment of any successor Trustee shall be effective until such successor Trustee shall have complied with the provisions of Section 6.2.

6.5 Failure to Appoint Successor

In the event that no successor Trustee to a Trustee who has delivered a notice of resignation in accordance with Section 6.2, or who has received notice of removal in accordance with Section 6.3, has accepted an appointment within 120 days after the receipt by Search Energy of the notice of resignation, or 60 days after the receipt by the Trustee of the notice of removal, the Trustee, Search Energy or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee. The appointment of such successor by such court shall not require the approval of Unitholders.

6.6 Qualifications of Trustee

The Trustee and any successor to the Trustee or new Trustee appointed under this Article 6 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for the purposes of the Tax Act. Such corporation must at all times when it is the Trustee be registered under the laws of the Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Indenture. The Trustee shall be a corporation which has reported in its last annual audited consolidated financial statements shareholders' equity of at least $100 million or an Affiliate of such a corporation, provided that all of the obligations of such Affiliate hereunder are unconditionally guaranteed by such a corporation.

ARTICLE 7
CONCERNING THE TRUSTEE

7.1 Powers of the Trustee and Search Energy

(a) Subject to the terms and conditions of this Indenture or other contracts or obligations of the Trustee or the Trust, the Trustee may exercise from time to time in respect of the Trust Fund any and all rights, powers and privileges that could be exercised by a beneficial owner thereof except as specifically designated in subparagraph b. below.

(b) Search Energy may exercise from time to time any and all rights, powers and privileges in relation to all matters relating to the maximization of Unitholder value in the context of a response to an offer for Trust Units or for all or substantially all of the assets of the Trust or Search Energy or any subsidiary of Search Energy or the Trust (an "Offer") including (i) any

Unitholder rights protection plan either prior to or during the course of any Offer; (ii) any defensive action either prior to or during the course of any Offer; (iii) the preparation of any "Directors' Circular" in response to any Offer; (iv) consideration on behalf of Unitholders and recommendations to Unitholders in response to any Offer; (v) any regulatory or court action in respect of any related matters and (vi) the carriage of all related and ancillary matters; and Search Energy accepts such responsibility and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances. Search Energy may, and if directed by Search Energy in writing, the Trustee shall, execute any agreements on behalf of the Trust as Search Energy shall have authorized within the scope of the exercise of any such rights, powers or privileges.

7.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Indenture or other contracts or obligations of the Trustee or the Trust, and in addition to any powers and authorities conferred by this Indenture (including, without limitation, Section 7.1 hereof) or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee, without any action or consent by the Unitholders, shall have the following powers and authorities which may be exercised by it from time to time or delegated by it, as herein provided, in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper, provided that the exercise of such powers and authorities does not adversely affect the status of the Trust as a "unit trust" and a "mutual fund trust" for the purposes of the Tax Act:

(a) to accept subscriptions for Trust Units (or securities convertible into or exchangeable for Trust Units) received by the Trust and to issue Trust Units pursuant thereto (or securities convertible into or exchangeable for Trust Units);

(b) to maintain books and records;

(c) to provide timely reports to Unitholders in accordance with the provisions hereof;

(d) to apply for ARC;

(e) to effect payment of distributions as approved by the Trustee to the Unitholders as provided in Article 5 but not contrary to any provisions of any Subordination Agreement or the terms of the Notes or the subordination provisions of the Note Indenture under which the same are issued;

(f) to make Permitted Investments and Subsequent Investments;

(g) to possess and exercise all the rights, powers and privileges pertaining to the ownership of Permitted Investments to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, default, event of default or compliance with any covenant including those in the Note Indenture either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(h) to deposit funds of the Trust in interest-bearing accounts in banks, the Alberta Treasury Branch or trust companies whose short term obligations constitute Permitted Investments, including those of the Trustee, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine;

(i) to possess and exercise all the rights, powers and privileges appertaining to the ownership of all or any part of the assets of the Trust, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power and the Trustee shall ensure that the directors of Search Energy be elected or appointed (or re-elected or re-appointed, as the case may be) at intervals not exceeding eighteen months;

(j) except as prohibited by law, and with the consent of the Board of Directors to delegate any of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustees except as provided in this Trust Indenture;

(k) where reasonably required, to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(l) to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation or proceedings, regulatory or judicial relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(m) to arrange for insurance contracts and policies insuring the assets of the Trust the business of AcquisitionCo or Amalco or any other Subsidiary of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustee or the Unitholders against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders;

(n) to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Trust, or any other Person, on such terms, in such manner, with such powers in such Person as the Trustee may determine and with or without disclosure that the Trust or the Trustee is interested therein, provided that should legal title to any of the assets of the Trust be held by and/or in the name of any Person other that the Trustee or the Trust, the Trustee shall require such Person to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(o) to renew or extend or participate in the renewal or extension of any security of AcquisitionCo or Amalco or any other entity acquired directly or indirectly by the Trust, upon such terms as may be deemed advisable, and to agree to any other modification or change in the terms of any such

security in any manner and to any extent that it may be deemed advisable; to waive any default in performance of any covenant or condition of any such security or to enforce the rights in respect of any such default in such manner and to such extent that it may be deemed advisable; and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies with respect to any such security;

(p) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers herein granted;

(q) to, directly or indirectly, borrow money from or incur indebtedness to any person and in connection therewith, to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind of any person, including, without limitation, Amalco and any other Subsidiary of the Trust; to enter into any other obligations on behalf of the Trust, Amalco, or any other Subsidiary of the Trust; or enter into any subordination agreement on behalf of the Trust or any other person, and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or encumbrance over or with respect to all or any of the Trust Fund or to subordinate the interests of the Trust in the Trust Fund (including, without limitation, Amalco or any other subsidiary of the Trust) to any other person;

(r) to loan money from the Trust to Amalco or other entities constituting Permitted Investments or any other entity acquired directly or indirectly by the Trust and to charge, pledge, hypothecate or take a security interest, mortgage or encumbrance with respect to all or any of the assets of Amalco or any other entity acquired directly or indirectly by the Trust and to allow such security to be subordinate to any security given by Amalco or any other entity acquired directly or indirectly by the Trust to any third party;

(s) to (i) guarantee the indebtedness, obligations and liabilities of Amalco or any other directly or indirectly wholly-owned Subsidiary of the Trust; (ii) pledge, hypothecate and/or grant one or more general or specific security interests over all or any Trust Fund to secure its obligations under any such guarantee; (iii) become party to one or more Subordination Agreements; and (iv) become party to one or more agreements between creditors of Amalco or any other directly or indirectly wholly-owned Subsidiaries of the Trust; provided that any such agreement shall contain an acknowledgment of the limitation on liability of the Trustees and Unitholders contemplated by Section 2.7;

(t) to pay out of the Trust Fund the Trust Expenses;

(u) except as prohibited by law, to delegate any or all of the management and administrative powers and duties of the Trustee to Search Energy, the Manager or to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as provided in this Indenture;

(v) notwithstanding any limitations contained in this Indenture or any other contracts or obligations of the Trustee or the Trust and the introductory proviso to this Section 7.2, to enter into on behalf of the Trust and observe and perform its obligations and the obligations of the Trust under any Credit Facilities with any Lender, including, without limitation, compliance with any provisions thereof which may restrict the powers of the Trustee hereunder or preclude the Trustee from acting in certain circumstances on resolutions of the Unitholders as might otherwise be provided for hereunder and compliance with any agreement of subordination entered into by the Trustee on

behalf of the Trust with any Lender in respect of the Royalty or the Indenture or any other amount owing by Search Energy to the Trust, and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(w) to convey the Trust Royalty in accordance with the terms of the Royalty Agreement in connection with any realization by any Lender upon the Properties;

(x) to indemnify, on behalf of the Trust and with the Trust Fund, the directors and officers of AcquisitionCo and Amalco;

(y) to authorize the issuance of Trust Units in exchange for securities issuable by Amalco (or any other entity acquired directly or indirectly by the Trust) which are by their terms exchangeable into Trust Units on such terms and conditions as may be directed by the Board of Directors;

(z) to approve financial statements, prospectuses, information circulars, directors' circulars, takeover bid circulars, issuer bid circulars or any other similar type of document and any other document prepared by or on behalf of the Trust in order to comply with any laws applicable to the Trust and to direct the Board of Directors (who may further authorize any officers or directors of Amalco) to sign such documents (including any certificate required by applicable law) for and on behalf of the Trust, and, in the Trustee's sole discretion, to direct the Board of Directors (who may further authorize any officers or directors of Amalco) to sign such documents (including any certificate required by applicable law) for and on behalf of the Trust;

(aa) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Indenture;

(bb) to use reasonable efforts to ensure that the Trust complies at all times with the requirements of subsections 108(2)(a) and 132(6) of the Tax Act;

(cc) to enter into, perform, enforce and amend the Material Contracts;

(dd) to advance any amount to Search Energy, or any other wholly-owned Subsidiary or other Person as a loan;

(ee) without limiting any of the provisions hereof, to pay out of the Trust Fund:

(i) financial advisory fees;

(ii) the purchase price of the Trust Royalty, and amounts in respect of Initial Permitted Securities, Permitted Investments and Subsequent Investments; and

(iii) Arrangement related expenses;

all as contemplated by the Information Circular, this Indenture or the Material Contracts;

(ff) at any time the Trust is the holder of any proceeds of any Offering, to execute and deliver a guarantee or other assurance in favor of any Lender for the obligations of Search Energy and any security, deposit or offset agreements or arrangements in respect of any such guarantee or assurance, limited to the extent of and amount of any such proceeds of any Offering then held by

the Trust and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(gg) to form any Subsidiary for the purpose of making any Subsequent Investments and entering into or amending any shareholders agreement, management agreement, royalty agreement or other agreement on such terms as may be approved by the board of directors of Search Energy;

(hh) to pay cash distributions to Unitholders;

(ii) to hold Notes issued by Search Energy;

(jj) to distribute Notes or Redemption Notes, as provided in Article 9;

(kk) to conduct all matters as may be required in connection with the Initial Permitted Securities; and

(ll) to vote Subsequent Investments held by the Trust which carry voting rights in such manner as may be approved by the Board of Directors of Amalco.

7.3 Voting of Shares and Notes Held by the Trust

Without limitation of Section 7.2, but subject to Section 7.4, the AcquisitionCo Common Shares, the Amalco Common Shares, Amalco Preferred Shares and the Notes held from time to time by the Trustee as part of the Trust Fund may be voted by the Trustee at any and all meetings of shareholders of AcquisitionCo or Amalco or any and all meetings of noteholders of AcquisitionCo or Amalco at which the holders of such Amalco Common Shares, Amalco Preferred Shares or Notes are entitled to vote. In addition, any Permitted Investments held from time to time as part of the Trust Fund which carry voting rights may be voted by the Trustee.

7.4 Restrictions on Trustee's Powers

(a) Notwithstanding Section 7.3, the Trustee may not under any circumstances whatsoever (i) vote the AcquisitionCo Common Shares, Amalco Common Shares, Amalco Preferred Shares or any other Permitted Investments which carry voting rights to authorize any sale, lease or exchange of all or substantially all of the property of Amalco or any other entity owned directly or indirectly by the Trust which represents more than 51% of the Trust Fund as shown on the most recent audited financial statements of the Trust, as applicable, except as part of the reorganization of Amalco and any one or more directly or indirectly wholly-owned Subsidiaries of the Trust without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose; (ii) vote the Notes without the approval of the Unitholders by ordinary resolution where an ordinary resolution is specifically required by the Note Indenture.

(b) The Trustee shall have no power to sell or otherwise dispose of any shares or other securities of Amalco owned by the Trust (except pursuant to an in specie redemption under Section 9.5 or pursuant to an exchange, conversion or substitution of securities of Amalco for other securities of Amalco), or to sell all or substantially all of the Trust Fund, except (i) upon the realization of any security interest, pledge or hypothecation in respect of (A) any guarantee of the indebtedness, obligations and liabilities of Amalco or any other directly or indirectly wholly-owned Subsidiary of the Trust; (B) any pledge, hypothecation and/or grant of one or more general or specific security interests over all or any Trust Fund to secure its obligations under any such guarantee; (C) any Subordination Agreement in respect of Amalco or the Trust Fund; or (D) any agreements between the creditors of Amalco and any other directly or indirectly wholly-owned Subsidiaries

of the Trust; (ii) with the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose; or (iii) as part of an internal reorganization of the direct or indirect assets of the Trust as a result of which the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization.

7.5 Banking

The banking activities of the Trust, or any part thereof, shall be transacted with such financial institution (including the Trustee or an Affiliate thereof) or other person carrying on a financial services business as the Trustee may designate, appoint or authorize from time to time and all such financial services business, or any part thereof, shall be transacted on the Trust's behalf by such one or more officers of the Trustee and/or other persons as the Trustee may designate, appoint or authorize from time to time (who may be officers or employees of Amalco or the Manager) including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, bankers' acceptances, bills of exchange, letters of credit and orders for the payment of money; the giving of receipts for and orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such financial services business and defining the rights and powers of the parties hereto; and the authorizing of any officer of such financial institution, or any trustee or agent thereof to do any act or thing on the Trust's behalf to facilitate such banking business.

7.6 Standard of Care

Except as otherwise provided herein, the Trustee shall exercise its powers and carry out its functions hereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, subject to compliance by the Trustee with any agreements contemplated hereby which may be binding on the Trustee or the Trust. Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee, in its capacity as trustee, shall not be required to devote its entire time to the business and affairs of the Trust.

7.7 Fees and Expenses

The Trustee shall be paid by Search Energy such fees as may be agreed upon from time to time by Search Energy and the Trustee and if such fees are not paid by Search Energy within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such fees paid out of the Trust Fund. As part of the Trust Expenses, the Trustee may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, lawyers, appraisers and other agents, consultants and professional advisers employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses (including any amounts payable to the Trustee under Section 7.9 or 7.10) properly incurred by the Trustee on behalf of the Trust shall be payable by Search Energy, and if any such costs, charges and expenses are not paid by Search Energy within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such costs, charges and expenses paid out of the Trust Fund. The Trustee shall have a lien on the Trust Fund (which shall have priority over the interests of the Unitholders pursuant hereto) to enforce payment of the fees, costs, expenses and other amounts payable or reimbursable by the Trust to the Trustee.

7.8 Limitations on Liability of Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other Person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under this Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by the Manager or any other appropriately qualified Person, any reliance on any such evaluation, any action or failure to act of the Manager, Search Energy, or any other Person to whom the Trustee has, with the consent of Search Energy, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Manager or Search Energy to perform its duties under or delegated to it under this Indenture or any Material Contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders, or agents. If the Trustee has retained an appropriate expert or adviser or Counsel with respect to any matter connected with its duties under this Indenture or any Material Contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or Counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or Counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under this Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund.

7.9 Indemnification of Trustee

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless the Trustee and each of its directors, officers, employees, shareholders and agents in respect of:

(a) any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Trust and the Trustee's execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto; and

(b) all other costs, charges, taxes, penalties and interest in respect of unpaid taxes and all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Trust;

unless any of the foregoing arise out of the gross negligence, willful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents, in which case the provisions of this Section 7.9 shall not apply.

7.10 Environmental Indemnity

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees, shareholders and agents, and all of their successors and assigns (collectively, the "Indemnified Parties") against any loss, expense, claim, liability or asserted liability (including strict liability and costs and expenses of abatement and remediation of spills or releases of contaminants and liabilities of the Indemnified Parties to third parties (including governmental agencies)

in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of:

(a) the administration of the Trust created hereby, or

(b) the exercise by the Trustee of any rights or obligations hereunder

and which result from or relate, directly or indirectly, to

(c) the presence or release or threatened presence or release of any contaminants, by any means or for any reason, on or in respect of the Properties, whether or not such presence or release or threatened presence or release of the contaminants was under the control, care or management of the Trust, the Trustee, Search Energy or the Manager, or of a previous owner or operator of a Property,

(d) any contaminant present on or released from any property adjacent to or in the proximate area of the Properties,

(e) the breach or alleged breach of any federal, provincial or municipal environmental law, regulation, by-law, order, rule or permit by the Trust, the Trustee, Search Energy or the Manager or an owner or operator of a Property, or

(f) any misrepresentation or omission of a known fact or condition made by the Manager or Search Energy relating to any Property.

For purposes of this Section 7.10, "liability" shall include: (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants; (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damage and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefore) foreseeable and unforeseeable consequential damages suffered by the third party; and (iii) liability of the Indemnified Party for damage to or impairment of the environment.

Notwithstanding the foregoing, the Trust shall not be liable to indemnify an Indemnified Party against any loss, expense, claim, liability or asserted liability to the extent resulting from the gross negligence, willful default or fraud of the Indemnified Party.

7.11 Apparent Authority

No purchaser, transfer agent or other person dealing with the Trustee or with any officer, employee or agent of the Trustee shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustee or by such officer, employee or agent or make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the Trust.

7.12 Notice to Unitholders of Non-Eligibility for Deferred Income Plans

If the Trustee becomes aware that the Trust Units have ceased to be eligible investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (all within the meaning of the Tax Act) or any of such plans, the Trustee shall give notice to Unitholders at their latest address as shown on the register of Unitholders that Trust Units have ceased to be eligible investments for such plans. Notwithstanding the foregoing, the Trustee shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Trust Unit not being an eligible investment for any such plan, notwithstanding any failure or omission of the Trustee to have given such notice, provided the Trustee has complied with Section 7.6.

7.13 Declaration as to Beneficial Ownership

The Trustee may require any Unitholder, as shown on the register of Unitholders, to provide a declaration in a form prescribed by the Trustee as to the beneficial ownership of Trust Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owners are resident.

7.14 Conditions Precedent to Trustee's Obligations to Act

The obligation of the Trustee to call any meeting pursuant to Article 11 or to commence to wind up the affairs of the Trust pursuant to Article 13 shall be conditional upon the Unitholders or another Person furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity (to the extent sufficient funds for such purpose are not available in the Trust Fund) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof and the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Unitholders shall, if required by notice in writing by the Trustee, be subject to the same conditions as to funding and indemnity. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

7.15 Survival of Indemnities

The indemnities provided in Sections 7.9 and 7.10 shall survive the termination of this Indenture under Article 13 and the removal or resignation of the Trustee under Article 6.

7.16 Trustee May Have Other Interests

Subject to applicable securities laws, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Indenture, the Trustee is hereby expressly permitted to:

(a) be an associate (as defined in the *Securities Act* (Alberta)) or an Affiliate of a Person from or to whom assets of the Trust have been or are to be purchased or sold;

(b) be, or be an associate (as defined in the *Securities Act* (Alberta)) or an Affiliate of, a Person with whom the Trust or Search Energy contracts or deals or which supplies services to the Trust or Search Energy;

(c) acquire, hold and dispose of, either for its own account or the accounts of its customers, any assets not constituting part of the Trust Fund, even if such assets are of a character which could be held by the Trust, and exercise all rights of an owner of such assets as if it were not a trustee;

(d) carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to other trusts and other Persons for gain; and

(e) derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Trust or the relationships, matters, contracts, transactions, affiliations or other interests stated in this Section 7.16 without being liable to the Trust or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to applicable laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee's duties hereunder.

7.17 Documents Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any chartered bank in Canada, including an Affiliate of the Trustee, or deposited for safekeeping with any such bank.

ARTICLE 8
DELEGATION OF POWERS

8.1 The Manager

Except as expressly prohibited by law, the Trustee may grant or delegate to the Manager such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Indenture, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Manager to administer and manage the day-to-day operations of the Trust Fund, to act as agent for the Trust Fund, to execute documents on behalf of the Trust Fund and to make executive decisions which conform to general policies and general principles set forth herein or previously established by the Trustee. The Manager shall have the powers and duties expressly provided for herein and in any management agreement including, without limitation, the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein which it is not qualified to perform (and the Manager shall notify the Trustee of the name of the person or persons retained or instructed and the terms and conditions thereof). The Trustee may enter into a contract with the Manager relating to the Manager's authority, term of appointment, compensation and any other matters deemed desirable by the Trustee. The first Manager of the Trust shall be Advantage Investment Management Ltd. and, upon the closing of the Arrangement or such other time as is directed by the Board of Directors of Search, the Trustee shall enter into the Management Agreement with Advantage Investment Management Ltd.

8.2 Offerings and Other Matters

The Trustee hereby delegates to Search Energy (through its Board of Directors) responsibility for any or all matters relating to: (a) an Offering including: (i) ensuring compliance with all applicable laws; (ii) the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (iii) any subscription agreement or underwriting or agency agreements providing for the sale of Trust Units or securities convertible for or exchangeable into Trust Units or rights to Trust

Units (iv) the adoption of a unitholder rights plan and without limitation those matters set forth in Section 7.1(b) hereof; (b) the terms of, and amendment from time to time of the Material Contracts; (c) the redemption of Trust Units; (d) the determination of (i) the amount of Distributable Income; (ii) any Distribution Record Date other than the last day of each calendar month; and (iii) the payment of cash distributions to Unitholders; (e) the establishment and determination of any Credit Facilities, borrowings, the giving of any guarantees or any other agreement to facilitate any borrowing by the Trust or Amalco or other wholly-owned entity under this Indenture including without limitation any matters under Sections 7.2(h), (o), (q), (s), (v), (ff) and Section 7.5; (f) the acquisition and disposition of Permitted Investments and Subsequent Investments by the Trust and the negotiation of agreements respecting Subsequent Investments; (g) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; (h) maintaining the books and records of the Trust and providing timely reporting to Unitholders; (i) the financial statements of the Trust and Amalco; (j) the continued listing of the Trust Units of the Trust on any exchange and to maintain the Trust's status as a reporting issuer, including press releases and material change reports as required by the continuous disclosure requirements of applicable securities legislation including, without limitation the matters described in Section 7.2(z); (k) the Initial Permitted Securities; (l) the appointment and retention of a depositary, registrar and transfer agent, distribution disbursing agent or other similar entity as may be required from time to time; and (m) the commercial form of Trust Unit certificate to be utilized by the Trust. Search Energy accepts such delegation and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances; Search Energy may, and if directed by Search Energy in writing, the Trustee shall, execute any agreements on behalf of the Trust as Search Energy shall have authorized within the scope of any authority delegated to it hereunder.

8.3 Power of Attorney

Without limiting any of the other provisions of this Article 8, the Trustee hereby delegates to Search Energy from time to time the full power and authority, and constitutes Search Energy its true and lawful attorney in fact, to sign on behalf of the Trust all financial statements, prospectuses, annual information forms, management proxy circulars, other Offering Documents and any other documents ancillary or similar thereto, documentation in respect of the Initial Permitted Securities, Permitted Investments and Subsequent Investments, the Arrangement Agreement, arrangement, business combination or merger agreements required to be signed by the Trust from time to time, as well as and including any subscription agreements, underwriting or agency agreements, financial advisory agreements, depositary agreements, registrar and transfer agency agreements, disbursing agency agreements, listing agreements and applications or filings in respect of any stock exchanges, securities commissions or other regulatory authority, indemnity agreements, material change reports or documents ancillary or similar thereto..

8.4 Liability of Trustee

The Trustee shall have no liability or responsibility for any matters delegated to Search Energy or the Manager hereunder or under any of the Material Contracts, and the Trustee, in relying upon Search Energy or the Manager and in entering into the Material Contracts, shall be deemed to have complied with its obligations under Section 7.6 and shall be entitled to the benefit of the indemnity provided in Sections 7.9 and 7.10.

8.5 Performance of Duties

In the event that the Manager is unable or unwilling to perform its obligations under the Management Agreement, or there is no Manager, the Trustee shall either perform all duties of the Manager thereunder or shall be entitled to engage another Person that is duly qualified to perform such obligations.

ARTICLE 9
REDEMPTION OF TRUST UNITS

9.1 Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

9.2 Exercise of Redemption Right

(a) To exercise a Unitholder's right to require redemption under this Article 9, a duly completed and properly executed notice requiring the Trust to redeem Trust Units, in a form approved by the Trustee, shall be sent to the Trust at the head office of the Trust, together with the Trust Certificate or Trust Certificates representing the Trust Units to be redeemed and upon receipt of such notice and certificates, the Trust Units shall be deemed to have been surrendered (the date of receipt, herein the "Redemption Date"). No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustee and is accompanied by any further evidence that the Trustee may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

(b) Upon receipt by the Trust of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the Redemption Date. Trust Units shall be considered to be tendered for redemption on the date that the Trust has, to the satisfaction of the Trustee, received the notice, Trust Certificates and other required documents or evidence as aforesaid.

9.3 Cash Redemption

(a) Upon receipt by the Trust of the notice to redeem Trust Units in accordance with Section 9.2, the holder of the Trust Units surrendered for redemption shall, subject to Sections 9.4 and 9.5, be entitled to receive a price per Trust Unit (hereinafter called the "Redemption Price") equal to the lesser of:

(i) 85% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the Redemption Date; and

(ii) the closing market price on the principal market on which the Trust Units are quoted for trading, on the Redemption Date.

For the purposes of Section 9.3(a)(i), the "market price" shall be: an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the "market price" shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. For the purposes of Section 9.3(a)(ii), the "closing market price" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date if the exchange or market provides a closing price; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest trading prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

(b) Subject to Sections 9.4 and 9.5, the Redemption Price payable in respect of the Trust Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on or before the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonored upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

9.4 No Cash Redemption in Certain Circumstances

Section 9.3(b) shall not be applicable to Trust Units tendered for redemption by a Unitholder, if:

(a) the total amount of Redemption Price determined under Section 9.3(a) payable by the Trust pursuant to Section 9.3 in respect of such Trust Units and all other Trust Units tendered for redemption prior thereto in the same calendar month exceeds $100,000 ("Monthly Limit"); provided that the Board of Directors of Search Energy may, in their sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month and, in the absence of such a waiver, Trust Units tendered for redemption in any calendar month in which the total amount of Redemption Price determined under Section 9.3(a), payable by the Trust pursuant to Section 9.3(b) exceeds the Monthly Limit will be redeemed for cash pursuant to Section 9.3(b) and Notes and/or Redemption Notes under Section 9.5 on a *pro rata* basis as between Unitholders who have tendered their Trust Units for redemption in such calendar month;

(b) at the time the Trust Units are tendered for redemption, the outstanding Trust Units are not listed for trading or quoted on any stock exchange or market which the Board of Directors of Search Energy consider, in their sole discretion, provides representative fair market value prices for the Trust Units; or

(c) the normal trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10 trading day period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to the Trust for redemption.

9.5 *In Specie* Redemption

If, (i) pursuant to Section 9.4(b) or (c), Section 9.3(b) is not applicable to Trust Units tendered for redemption by a Unitholder, such Unitholder shall, instead of the Redemption Price per Trust Unit determined under Section 9.3(a), be entitled to receive a Redemption Price per Trust Unit equal to the Fair Market Value, or (ii) pursuant to Section 9.4(a), a portion of the Redemption Price specified in Section 9.3(a) is to be payable in Notes and/or Redemption Notes, then (in either such case) the Redemption Price or portion thereof (as applicable) shall, subject to receipt of all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie to such Unitholder of Notes (each in the principal amount of $100), on the basis, for such Trust Units tendered for redemption, of Notes (each in the principal amount of $100) having a principal amount equal to the product of (A) the Redemption Price or, in the case of Section 9.4(a), the portion thereof, to be redeemed for Notes, per Trust Unit of the Trust Units tendered for redemption and (B) the number of Trust Units tendered by such Unitholder for redemption; provided that if Section 9.3(b) is not applicable to Trust Units tendered for redemption by a Unitholder and the Trust does not hold sufficient Notes to effect such payment, the Trust may create, issue and deliver promissory notes of the Trust (each in a principal amount of $100) having terms and conditions substantially the same as the Notes ("Redemption Notes") in satisfaction of the Redemption Price, except that the recourse of the holder of the Redemption Notes for payment thereof or any judgment in respect thereof shall be expressly limited to the Trust Fund. No fractional Notes (or, as applicable, Redemption Notes) shall be distributed and where the number of Notes (or, as applicable, Redemption Notes) to be received upon redemption by a Unitholder of Trust Units tendered for redemption would otherwise include a fraction, that number shall be rounded to the next lowest whole number. The Redemption Price payable pursuant to this Section 9.5 in respect of Trust Units tendered for redemption during any month shall, subject to receipt of all necessary regulatory approvals, be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the first day following the last day (the "Transfer Date") of the second calendar month following the month in which the Trust Units were tendered for redemption, of the number of Notes or, as applicable, Redemption Notes (each in the principal amount of $100) determined as aforesaid. The Trust shall be entitled to all interest paid or accrued and unpaid on the Notes (or, as applicable, Redemption Notes) being transferred to but not including the Transfer Date. Payments by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of the Notes (or, as applicable, Redemption Notes) by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed. Notes and/or Redemption Notes so distributed may be subject to a security interest granted by the Trust and, if required by the terms of any agreement binding on the Trust, the notes so distributed in satisfaction of the Redemption Price hereunder shall remain subject to such security interest and the Unitholder shall execute and deliver any required acknowledgments of the continuation thereof.

9.6 Cancellation of Certificates for all Redeemed Trust Units

All certificates representing Trust Units which are redeemed under this Article 9 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

9.7 Purchase for Cancellation

The Trust may from time to time purchase for cancellation, in accordance with applicable law, some or all of the Trust Units in the market or upon any recognized stock exchange on which such Trust Units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Trust Units, at the lowest price at which in the opinion of the Trustee such Trust Units are obtainable, but not exceeding an amount per Trust Unit equal to the Redemption Price (except that the 10 day period referred to in subsection 9.3(a)(i) shall refer to the 10 day trading period commencing immediately prior to the Redemption Date) at the date of purchase, plus reasonable costs of purchase, provided the Trust has sufficient funds to satisfy its obligations under Article 5 and Article 9 hereof after making such purchase.

ARTICLE 10
AMENDMENT

10.1 Amendment

The provisions of this Trust Indenture, except where specifically provided otherwise, may only be amended by Special Resolution; provided that the provisions of this Trust Indenture may be amended by the Trustee without the consent, approval or ratification of the Unitholders or any other person:

(a) prior to Closing; or

(b) at any time or times for the purpose of:

   (i) ensuring that the Trust will comply with any applicable laws or requirements of any governmental agency or authority of Canada or of any province;

   (ii) ensuring that the Trust will satisfy the provisions of each of subsections 108(2)(a) and 132(6) of the Tax Act as from time to time amended or replaced;

   (iii) ensuring that additional protection or benefit is provided for the interests of Unitholders as the Trustee may consider expedient;

   (iv) providing for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, financial statements, notices of Unitholder meetings and information circulars and proxy related materials) once applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Trust Indenture are not contrary to or do not conflict with such laws

   (v) removing or curing any conflicts or inconsistencies between the provisions of this Indenture or any supplemental indenture, the Management Agreement, the Shareholder Agreement or the Royalty Agreement and any other agreement of the Trust, the Note Indenture, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

   (vi) which, in the opinion of the Trustee, are necessary or desirable as a result of changes in taxation laws;

(vii) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; or

(viii) making any modification in the form of Trust Unit Certificates to conform with the provisions of the Indenture, or any other modifications, provided the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Notwithstanding the foregoing, no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending this Section 10.1 without the consent of the holders of all of the Trust Units then outstanding.

10.2 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to this Article 10, the Trustee shall furnish written notification of the substance of such amendment to each Unitholder.

ARTICLE 11
MEETINGS OF UNITHOLDERS

11.1 Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be called by the Trustee, commencing in 2002, on a day, at a time and at a place to be set by the Trustee. The business transacted at such meetings shall include the transaction of such business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 11, or as the Trustee may determine. Special meetings of the Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon a written request of Unitholders holding in the aggregate not less than 20% of the Trust Units then outstanding, such request specifying the purpose or purposes for which such meeting is to be called. Meetings of Unitholders shall be held in the City of Calgary, or at such other place as the Trustee shall designate. To the extent permitted by applicable law, meetings of Unitholders may be held partially or entirely by means of a telephonic, electronic or other communication facility, including teleconferencing, videoconferencing, computer link, web casting or other similar means. The Chairman of any annual or special meeting shall be a person designated by the Trustee for the purpose of such meeting except that, on the motion of any Unitholder, any person may be elected as Chairman by a majority of the votes cast at the meeting instead of such designated person or in the event that no person shall be designated by the Trustee.

11.2 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail postage prepaid addressed to each Unitholder at his registered address, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall set out the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any resolution in substantially final form proposed to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice to or the non-receipt of such notice by the Unitholders shall not invalidate any resolution passed at any such meeting.

11.3 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more Persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the appointed place on the date for which the meeting is called within one half hour after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be dissolved, but in any other case it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be appointed by the Chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

11.4 Voting Rights of Unitholders

(a) Only Unitholders of record shall be entitled to vote and each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote at any meeting of the Unitholders. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every Person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Trust Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Trustee, or with such agent of the Trustee as the Trustee may direct, for verification twenty-four hours prior to the commencement of such meeting. If approved by the Trustee, proxies may be solicited in the name of the Trustee. When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register maintained pursuant to Section 12.3 shall be entitled to cast such vote.

(b) To the extent permitted by applicable law, the Trustee may from time to time make, vary or revoke such regulations as it shall think fit providing for and governing the depositing and tabulation of proxies by telephonic, electronic or other communication means. To the extent permitted by applicable law, a person entitled to vote at a meeting of Unitholders may vote by means of a telephonic, electronic or other communication facility that the Trustee has made available for that purpose.

11.5 Resolutions

(a) The Trustee shall in accordance with an Ordinary Resolution passed by the Unitholders change the Auditors as provided in Section 16.3.

(b) The Trustee shall in accordance with a Special Resolution passed by the Unitholders:

(i) subject to Section 10.1, amend this Indenture;

(ii) subdivide or consolidate Trust Units;

(iii) sell or agree to sell the property of the Trust Fund as an entirety or substantially as an entirety;

(iv) terminate the Management Agreement, choose a replacement Manager and enter into a replacement Management Agreement;

(v) resign if removed pursuant to Section 6.3; and

(vi) commence to wind-up and wind-up the affairs of the Trust if requested pursuant to Section 13.2.

Except with respect to the above matters set out in this Section 11.5 and the matters set forth in Sections 6.3, 6.4 and 13.2 hereof, no action taken by the Unitholders or resolution of the Unitholders at any meeting shall in any way bind the Trustee. Any action taken or resolution passed in respect of any matter at a meeting of Unitholders shall be by Special Resolution unless the contrary is otherwise expressly provided for under any specific provisions of this Indenture.

11.6 Meaning of "Special Resolution"

The expression "Special Resolution" when used in this Indenture means, subject as hereinafter in this Section provided, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Section at which two or more holders of at least 10% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

If, at any such meeting, the holders of 10% of the aggregate number of Trust Units outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 11.2. Such notice shall state that at the adjourned meeting the Unitholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Unitholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in this Section 11.6 shall be a Special Resolution within the meaning of this Indenture, notwithstanding that the holders of less than 10% of the aggregate number of Units then outstanding are present or represented by proxy at such adjourned meeting.

Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary. No Special Resolution changing or amending any provision hereof relating to or affecting: (i) the Trustee, including the qualification, powers, authorities, appointment, removal or resignation thereof; or (ii) the provisions of Article 10, Article 11 or Article 13 shall be effective prior to 60 days from the adoption thereof in accordance with the provisions hereof or such shorter period as may be approved by Unitholders.

11.7 Record Date for Voting

For the purpose of determining the Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 50 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to

vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though he has since that time disposed of his Trust Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the Business Day immediately preceding the date upon which notice of the meeting is given as provided under Section 11.2.

11.8 Binding Effect of Resolutions

Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Indenture at a meeting of Unitholders shall be binding upon all the Unitholders, whether present at or absent from such meeting, and each and every Unitholder shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

11.9 Solicitation of Proxies

A Unitholder shall have the right to appoint a proxy to attend and act for the Unitholder at any meeting of Unitholders. The Trustee shall solicit proxies from Unitholders in connection with all meetings of Unitholders. In connection therewith, the Trustee shall comply, as near as may be possible, with all provisions of the ABCA and the requirements of Canadian securities legislation applicable to the solicitation of proxies.

11.10 No Breach

Notwithstanding any provisions of this Indenture, Unitholders shall have no power to effect any amendment hereto which would require the Trustee to take any action or conduct the affairs of the Trust in a manner which would constitute a breach or default by the Trust or the Trustee under any agreement binding on or obligation of the Trust or the Trustee.

ARTICLE 12
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

12.1 Nature of Trust Units

The nature of a Trust Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in Sections 2.4 and 2.5(c) and the provisions of this Article 12 shall not in any way alter the nature of Trust Units or the said relationships of a Unitholder to the Trustee and of one Unitholder to another, but are intended only to facilitate the issuance of certificates evidencing the beneficial ownership of Trust Units and the recording of all such transactions whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons.

12.2 Certificates

(a) The form of certificate representing Trust Units shall be substantially as set out in the Schedule hereto or such other form as is authorized from time to time by the Trustee. Each such certificate shall bear an identifying serial number and shall be certified manually on behalf of the Trustee. Any additional signature required by the Trustee to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if it had been signed manually. Any certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the

date of issuance of such certificate. The Trust Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

(b) Any Trust Certificate validly issued prior to the date hereof in accordance with the terms of this Indenture in effect at such time shall validly represent issued and outstanding Trust Units, notwithstanding that the form of such Trust Certificate may not be in the form currently required by this Indenture.

12.3 Register of Unitholders

A register shall be maintained at the principal corporate trust office of the Trustee in the cities of Calgary and Toronto by the Trustee or by a Transfer Agent designated to act on behalf and under the direction of the Trustee, which register shall contain the names and addresses of the Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of the certificates representing such Trust Units and a record of all transfers thereof. Branch transfer registers shall be maintained at such other offices of the Trustee or Transfer Agent as the Trustee may from time to time designate. The Trustee shall designate an office in the City of Toronto at which a branch register shall be maintained. Except in the case of the registers required to be maintained at the Cities of Calgary and Toronto, the Trustee shall have the power at any time to close any register of transfers and in that event shall transfer the records thereof to another existing register or to a new register.

Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders, and the Trustee shall not be bound to recognize any transfer, pledge or other disposition of a Trust Unit or any attempt to transfer, pledge or dispose of a Trust Unit, or any beneficial interest or equitable or other right or claim with respect thereto, whether or not the Trustee shall have actual or other notice thereof, until such Trust Unit shall have been transferred on the register of the Trust as herein provided.

The register and the branch transfer register referred to in this Section 12.3 shall at all reasonable times be open for inspection by the Unitholders, the Manager, Search Energy and the Trustee.

12.4 Transfer of Trust Units

(a) Subject to the provisions of this Article 12, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustee or Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

(b) Subject to the provisions of this Article 12, Trust Units shall be transferable on the register or one of the branch transfer registers of Unitholders of the Trust only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents hereunto duly authorized in writing, and only upon delivery to the Trustee or to the Transfer Agent of the Trust if appointed, of the certificate therefor, if certificates representing Trust Units are issued, properly endorsed or accompanied by a duly executed instrument of transfer and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee. Upon such delivery the transfer shall be recorded on the

register of Unitholders and a new Trust Certificate for the residue thereof (if any) shall be issued to the transferor.

(c) Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new Trust Certificate therefor only upon production of evidence satisfactory to the Trustee thereof and delivery of the existing Trust Certificate to the Trustee, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustee shall have actual or other notice of such death or other event.

12.5 Trust Units Held Jointly or in a Fiduciary Capacity

The Trustee may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any Trust Certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any Trust Certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. Where any Trust Certificate is registered in more than one name, the distributions (if any) in respect thereof may be paid to the order of all such holders failing written instructions from them to the contrary and such payment shall be a valid discharge to the Trustee and any Transfer Agent. In the case of the death of one or more joint holders, the distributions (if any) in respect of any Trust Units may be paid to the survivor or survivors of such holders and such payment shall be a valid discharge to the Trustee and any Transfer Agent.

12.6 Performance of Trust

The Trustee, the Unitholders and any officer or agent of the Trustee shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

12.7 Lost Certificates

In the event that any Trust Certificate is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuance of a new Trust Certificate for the same number of Trust Units in lieu thereof. The Trustee may in its discretion, before the issuance of such new Trust Certificate, require the owner of the lost, stolen, destroyed or mutilated Trust Certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee may deem necessary, to surrender any mutilated Trust Certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee may direct indemnifying the Trustee and its agent for so doing. The Trustee shall have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Trust Certificates. The Trustee shall pay all premiums and other funds of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion. If such blanket lost security bond is required, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from

time to time impose) any agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated Trust Certificate without further action or approval by the Trustee.

12.8 Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Indenture nor give such Unitholder's personal representative a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Fund, but shall entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new Trust Certificate for Trust Units in place of the Trust Certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Indenture.

12.9 Unclaimed Interest or Distribution

In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest-bearing account pending payment to the person or persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee (or other appropriate Government official or agency) whose receipt shall be a good discharge and release of the Trustee.

12.10 Exchanges of Trust Certificates

Trust Certificates representing any number of Trust Units may be exchanged without charge for Trust Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Certificates may be made at the offices of the Trustee or at the offices of any Transfer Agent where registers are maintained for the Trust Certificates pursuant to the provisions of this Article 12. Any Trust Certificates tendered for exchange shall be surrendered to the Trustee or appropriate Transfer Agent and shall be cancelled.

ARTICLE 13
TERMINATION

13.1 Termination Date

Unless the Trust is terminated or extended earlier, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2095.

13.2 Termination by Special Resolution of Unitholders

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called for that purpose, whereupon the Trustee shall commence to wind up the affairs of the Trust, provided that such a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units and a quorum of holders of not less than 50% of the outstanding Trust Units are present in person or represented by proxy at the meeting or any adjournment thereof at which the vote is taken.

13.3 Procedure Upon Termination

Forthwith upon being required to commence to wind up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the register of the Trust shall be closed.

13.4 Powers of the Trustee upon Termination

After the date on which the Trustee is required to commence to wind up the affairs of the Trust, the Trustee shall carry on no activities except for the purpose of winding up the affairs of the Trust as hereinafter provided and for these purposes, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Indenture.

13.5 Sale of Investments

After the date referred to in Section 13.4, the Trustee shall proceed to wind up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreements binding on or obligations of the Trust and the Trustee, sell and convert into money the Trust Royalty and other assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of a termination authorized under Section 13.2. Notwithstanding anything herein contained, in no event shall the Trust be wound up until the Trust Royalty shall have been disposed of, and under no circumstances shall any Unitholder come into possession of any interest in the Trust Royalty.

13.6 Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the Trust Fund among the Unitholders in accordance with their Pro Rata Shares.

13.7 Further Notice to Unitholders

In the event that all of the Unitholders shall not surrender their Trust Units for cancellation within six (6) months after the time specified in the notice referred to in Section 13.3, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their Pro Rata Shares of the amounts referred to in Section 13.6 and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

13.8 Responsibility of Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of the Trust Royalty or other assets or cash forming part of the Trust Fund after the date referred to in Section 13.4 and, after such sale, the sole obligation of the Trustee under this Indenture shall be to hold such proceeds in trust for distribution under Section 13.6.

ARTICLE 14
SUPPLEMENTAL INDENTURES

14.1 Provision for Supplemental Indentures

From time to time the Trustee and Search Energy (and the Settlor, if the Settlor remains a party to this Indenture) may, subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver by its proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) giving effect to any amendment as provided in Article 10;

(b) giving effect to any Special Resolution passed as provided in Article 11;

(c) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders;

(d) making any modification in the form of Trust Certificates which does not materially affect the substance thereof; and

(e) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee, the rights of the Trustee and the Unitholders are not prejudiced thereby;

provided that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative.

Notwithstanding Section 11.5 and the foregoing, on or before the date of Closing of the Arrangement, the Trustee shall execute and deliver such indentures or instruments supplemental hereto, which may add to or delete or amend, vary or change any of the provisions hereof, as Search Energy may direct in writing.

14.2 Provision for Amended and Restated Indenture

Notwithstanding Section 14.1, following any amendments to this Indenture, the parties to the Indenture may enter into an amended and restated version of the Indenture which shall include and give effect to all amendments to the Indenture in effect at the applicable time.

ARTICLE 15
NOTICES TO UNITHOLDERS

15.1 Notices

Any notice required to be given under this Indenture to the Unitholders shall be given by letter or circular sent through ordinary post addressed to each registered holder at his last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the National Edition of The Globe and Mail or any other newspaper having national circulation in Canada; provided further that if there is no

newspaper having national circulation, then by publishing twice in a newspaper in each city where the register or a branch transfer register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, the day following the day of the second publication in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

15.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give the Unitholders any notice provided for herein shall not affect the validity or effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

15.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

15.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Section shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons interested in the Trust Units concerned.

ARTICLE 16
AUDITORS

16.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Alberta.

16.2 Appointment of Auditors

The Trustee hereby appoints Ernst & Young LLP, Chartered Accountants, as the auditors of the Trust, to hold such office until the first annual meeting of the Unitholders at such remuneration as may be approved by the Trustee from time to time. The Auditors will be selected at each annual meeting of Unitholders.

16.3 Change of Auditors

The Auditors may at any time be removed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting of Unitholders duly called for that purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting duly called for that purpose. A vacancy created by the removal of Auditors as aforesaid may be filled at the meeting of Unitholders at which the Auditors are removed or, if not so filled, may be filled under Section 16.4.

16.4 Filling Vacancy

In the event that the Auditors resign as auditors of the Trust, the Trustee shall forthwith fill the vacancy with such new auditors as are approved by the members of the Board of Directors of Amalco whom are independent of Amalco and the Manager, and such new auditors shall act as auditors of the Trust for the unexpired term of the predecessor auditors of the Trust.

16.5 Reports of Auditors

The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder as set out in Section 17.3.

ARTICLE 17
ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS

17.1 Records

The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Trust. Without limiting the generality of the foregoing, the Trustee will, at its principal office in Calgary, Alberta, keep records of all transactions of the Trust, a list of the assets of the Trust Fund from time to time and a copy of this Indenture and the Material Contracts with any amendments thereto.

17.2 Quarterly Reporting to Unitholders

The Trustee will mail to each Unitholder within 60 days after March 31, June 30 and September 30 in each year, an unaudited quarterly financial statement of the Trust for the most recent calendar quarter. The Manager will review any forecast provided in any Offering Document and, if necessary, will provide the Trustee with a quarterly update. The Trustee will mail any such update to Unitholders.

17.3 Annual Reporting to Unitholders

The Trustee will mail:

(a) to each Unitholder, within 140 days after the end of each year, the audited consolidated financial statements of the Trust for the most recently completed year together with the report of the Auditors thereon; and

(b) to each person who received a distribution from the Trust during a year, within 90 days after the end of such year, the tax reporting information relating to such year as prescribed by the Tax Act.

17.4 Information Available to Unitholders

(a) Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Trust, a copy of this Indenture and any indenture supplemental hereto or any Material Contract.

(b) Each Unitholder, upon payment of a reasonable fee and upon sending to the Trustee the affidavit referred to in paragraph (d) below, may upon application require the Trustee to furnish within 10

days from the receipt of the affidavit a list (the "basic list") made up to a date not more than 10 days before the date of receipt of the affidavit setting out the names of the Unitholders, the number of Trust Units owned by each Unitholder and the address of each Unitholder as shown on the records of the Trustee.

(c) A person requiring the Trustee to supply a basic list may, if he states in the affidavit referred to in paragraph (d) below that he requires supplemental lists, require the Trustee upon payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the names or addresses of the Unitholders and the number of Trust Units owned by each Unitholder for each business day following the date the basic list is made up to.

(d) The affidavit referred to in paragraph (b) above shall state:

(i) the name and address of the applicant;

(ii) the name and address for service of the body corporate if the applicant is a body corporate; and

(iii) that the basic list and any supplemental lists will not be used except as permitted under paragraph 17.4(e) below.

(e) A list of Unitholders obtained under this Section shall not be used by any person except in connection with:

(i) an effort to influence the voting of Unitholders;

(ii) an offer to acquire Trust Units; or

(iii) any other matter relating to the affairs of the Trust.

17.5 Income Tax: Obligation of the Trustee

The Trustee shall discharge all obligations and responsibilities of the Trustee under the *Tax Act* or any similar provincial legislation, and neither the Trust nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

17.6 Income Tax: Designations

In the return of its income under Part I of the *Tax Act* for each year the Trust shall make such designations to Unitholders with respect to any amounts distributed or payable to Unitholders in the year including, without restricting the generality of the foregoing, designations pursuant to subsection 104(29) of the *Tax Act* and designations with respect to any taxable capital gains realized and distributed to Unitholders by the Trust in the year, as shall be permitted under the provisions of the *Tax Act* and as the Trustee in its sole discretion shall deem to be appropriate. In the first tax year, in filing a return of income for the Trust, the Trust shall elect that the Trust be deemed to be a mutual fund trust for the entire year.

17.7 Income Tax: Deductions, Allowances and Credits

The Manager shall determine the tax deductions, allowances and credits to be claimed by the Trust in any year, and the Trustee shall claim such deductions, allowances and credits for the purposes of

computing the income of the Trust and the amount payable by the Trust pursuant to the provisions of the *Tax Act.*

17.8 Fiscal Year

The fiscal year of the Trust shall end on December 31 of each year.

ARTICLE 18
COMPULSORY ACQUISITION

18.1 Offer for Trust Units

(a) In this Section 18.1:

(i) "Dissenting Unitholder" means a Unitholder who does not accept an Offer referred to in subsection 18.1(b) and includes any assignee of the Trust Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Declaration of Trust;

(ii) "Offer" means an offer to acquire outstanding Trust Units;

(iii) "offer to acquire" includes an acceptance of an offer to sell;

(iv) "Offeror" means a person, or two or more persons acting jointly or in concert, who make an Offer;

(v) "Offeror's Notice" means the notice described in subsection 18.1(b); and

(vi) "Offeror's Trust Units" means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

(b) If:

(i) an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and, by such Offer, the Offeror agrees to be bound by the provisions of this Article 18;

(ii) within the time provided in such Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Trust Units, other than the Offeror's Trust Units;

(iii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted such Offer; and

(iv) the Offeror complies with subsections 18.1(c) and 18.1(e);

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholders pursuant to subsection 18.1(b), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "Offeror's Notice") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Trust Units of all Unitholders, other than Offeror's Trust Units, have accepted the Offer;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted the Offer;

(iii) Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Trust Certificate(s) to the Trust within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to subsection 18.1.c. shall, within 21 days after the sending of the Offeror's Notice, send his or her Trust Certificate(s) to the Trust, duly endorsed for transfer.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to subsection 18.1(c), the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to subsection 18.1(b).

(f) The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration they or it receives under subsection 18.1.e. but such cash or other consideration shall not form any part of the Trust Fund. The Trustee shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to subsection 18.1(c), the Trustee, if the Offeror has complied with subsection 18.1(e), shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Trust Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with subsection 18.1(d) the consideration to which such Dissenting Unitholder is entitled under this Section 18.1; and

(iii) send to each Dissenting Unitholder who has not complied with subsection 18.1(d) a notice stating that:

(A) his or her Trust Units have been transferred to the Offeror;

(B) the Trustee or some other person designated in such notice are holding in trust the consideration for such Trust Units; and

(C) the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Certificate(s) or such other documents as the Trustee or such other person may require in lieu thereof,

and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) Subject to applicable law, an Offeror cannot make an Offer for Trust Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trust at its head office.

ARTICLE 19
MISCELLANEOUS

19.1 Continued Listing

The Trustee hereby appoints Search Energy as its agent and Search Energy hereby covenants to the Trustee and agrees that it shall, at the cost and expense of the Trust, take all commercially reasonable steps and actions and do all things that may be required to obtain and maintain the listing and posting for trading of the Trust Units on The Toronto Stock Exchange and to maintain its status as a "reporting issuer" not in default of the securities legislation and regulations of such of the provinces of Canada as determined by Search Energy, from time to time.

19.2 Successors and Assigns

The provisions of this Indenture shall enure to the benefit of and be binding upon the parties and their successors and assigns.

19.3 Counterparts

This Indenture may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

19.4 Severability

If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

19.5 Day Not a Business Day

In the event that any day on or before which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

19.6 Time of the Essence

Time shall be of the essence in this Indenture.

19.7 Governing Law

This Indenture and the Trust Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereby irrevocably submit to the jurisdiction of the Courts of the Province of Alberta.

19.8 Notices to Trustee and Search Energy

(a) Any notice to the Trustee under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the attention of the Manager, Corporate Trust Department at Suite 710, 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8 , or may be given by electronic or telecommunications device, and shall be deemed to have been given on the date of delivery or, if mailed, effective five days after deposit in the Canadian mail.

(b) Any notice to Search Energy under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to Search Energy at Suite 700, 400 - 5th Avenue S.W., Calgary, Alberta, T2P 0L6, Attention: President may be given by electronic or telecommunications device, and shall be deemed to have been effectively given on the date of delivery or, if mailed, five days after deposit in the Canadian mail.

(c) Search Energy or the Trustee may from time to time notify the other in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Manager or the Trustee for all purposes of this Indenture.

(d) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section, by cable, telegram, electronic, telecommunications device or other means of prepaid, transmitted and recorded communication.

19.9 References to Agreements

Any reference herein to any agreement, contract or obligation shall refer to such agreement, contract or obligation as the same may be amended from time to time.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed by its proper officers duly authorized in its behalf as of the 25th day of June 2002.

SEARCH ENERGY CORP.

Per: ______________________

Per: ______________________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ______________________

Per: ______________________

SCHEDULE

To the annexed indenture amended and restated as of June 25, 2002
and made between
SEARCH ENERGY CORP.
and
COMPUTERSHARE TRUST COMPANY OF CANADA

(Form of Certificate for the Trust
Units in the English Language)

TRUST UNITS

Advantage Energy Income Fund

(a trust created under the laws of the Province of Alberta
by a Trust Indenture amended and restated as of June 25, 2002)

No. ____________________ ______________________________
Trust Units

CUSIP ______________________

THIS CERTIFIES THAT

____ is the registered holder of __________ fully paid Trust Units issued by Advantage Energy Income Fund (the "Trust") transferable only on the books of the Trust by the registered holder hereof in person or by attorney duly authorized upon surrender of this certificate properly endorsed.

The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of an indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Trust Indenture") amended and restated as of June 25, 2002 and made between Search Energy Corp. (the "Corporation") and Montreal Trust Company of Canada (the "Trustee") which Trust Indenture is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Trust Indenture. Terms defined in the Trust Indenture have the same meaning when used herein.

A copy of the Trust Indenture pursuant to which this certificate and the Trust Units represented hereby are issued may be obtained by any Unitholder on demand and on payment of reasonable reproduction costs from the head office of the Trust.

This certificate may only be transferred, upon compliance with the conditions prescribed in the Trust Indenture, on the register to be kept at the office of the transfer agent in the City of Calgary and at such other place or places, if any, as the Trustee may designate, by the registered holder thereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an

instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee may prescribe.

The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings binding upon all Unitholders.

The Trust Indenture provides that no Unitholder shall incur or be subject to any liability in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture.

The Trust Indenture provides that Trust Units shall be issued only when fully paid and the Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

This certificate shall not be valid for any purpose until it shall have been countersigned and registered by the transfer agent of the Trust.

IN WITNESS WHEREOF the Corporation has caused this certificate to be signed by its duly authorized officers.

DATED ______________________

ADVANTAGE ENERGY INCOME FUND
by Search Energy Corp.

Per: ______________________________
Authorized Officer

Countersigned and Registered
COMPUTERSHARE TRUST COMPANY OF CANADA, Trustee, Transfer Agent and Registrar

Per: ______________________________
Authorized Officer

G:\055971\0016\Trust Indenture 04.doc

G:\055971\0016\Trust Indenture 04.doc

TRANSFER FORM

FOR VALUE RECEIVED the undersigned sells, assigns and transfers unto

____

____

(please print or typewrite name and address of assignee)

__________ Trust Units of Advantage Energy Income Fund represented by this certificate and hereby irrevocable constitutes and appoints __________________________________ Attorney to transfer the said Trust Units on the registers of the Trust for the said purpose, with full power of substitution in the premises.

DATED ____________________________

____

The signature of the registered holder of the within certificate to the foregoing assignment must be guaranteed by a chartered bank, by a trust company or a member firm of The Toronto Stock Exchange

____

(SIGNATURE OF TRANSFEROR)

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended. Accordingly, except pursuant to an exemption to the United States Securities Act of 1933, these securities may not be offered or sold within the United States and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

New Issue **October 8, 2002**

SHORT FORM PROSPECTUS

ADVANTAGE

ENERGY INCOME FUND

$55,000,000
10% Convertible Unsecured Subordinated Debentures

This short form prospectus qualifies the distribution of 55,000 10% convertible unsecured subordinated debentures due November 1, 2007 (the "**Debentures**") of Advantage Energy Income Fund (the "**Trust**" or "**Advantage**") at a price of $1,000 per Debenture (the "**Offering**"). The Debentures bear interest at an annual rate of 10% payable semi-annually on May 1 and November 1 in each year commencing May 1, 2003. The Debentures are redeemable by Advantage at a price of $1,050 per Debenture after November 1, 2005 and on or before November 1, 2006 and at a price of $1,025 per Debenture after November 1, 2006 and before maturity on November 1, 2007, in each case, plus accrued and unpaid interest thereon, if any. See "Details of the Offering".

Debenture Conversion Privilege

Each Debenture will be convertible into trust units (the "**Trust Units**") of Advantage at the option of the holder at any time prior to the close of business on the earlier of November 1, 2007 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $13.30 per Trust Unit, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest thereon.

The issued and outstanding Trust Units are listed on the TSX Inc. (the "**TSX**"). The TSX has conditionally approved the listing of the Trust Units issuable on conversion, redemption or maturity of the Debentures and the Debentures distributed under this short form prospectus on the TSX, subject to the Trust fulfilling all of the requirements of the TSX on or before December 27, 2002. On October 7, 2002, the closing price of the Trust Units on the TSX was $13.20. The offering price of the Debentures was determined by negotiation among Advantage Investment Management Ltd. (the "**Manager**") and Advantage Oil & Gas Ltd. ("**AOG**"), the operating company, on behalf of the Trust, and Scotia Capital Inc. on its own behalf and on behalf of BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., Raymond James Ltd. and TD Securities Inc. (collectively, the "**Underwriters**"). The net proceeds of the Offering will be used by the Trust to fund the proposed acquisition of Best Pacific Resources Ltd. ("**Best Pacific**") and to repay Best Pacific's indebtedness to its principal lender. In the event that the acquisition of Best Pacific is not completed, the total net proceeds of the Offering will be used by the Trust to reduce outstanding indebtedness under the Trust's credit facilities, which has been or may be used to fund property acquisitions, capital expenditures and general corporate expenditures. See "Recent Developments – Proposed Acquisition of Best Pacific" and "Use of Proceeds".

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Debenture	$1,000	$40	$960
Total	$55,000,000	$2,200,000	$52,800,000

Notes:

(1) Before deducting expenses of the Offering estimated to be $300,000, which will be paid from the general funds of the Trust.

In the opinion of counsel, subject to the qualifications and assumptions discussed under the heading "Canadian Federal Income Tax Considerations", the Debentures offered hereunder and the Trust Units will, on the date of issue, (i) be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (other than, with respect to the Debentures, a trust governed by a deferred profit sharing plan to which contributions are made by Advantage or a corporation with which Advantage does not deal at arm's length within the meaning of the Tax Act) and registered education savings plans, and (ii) not be precluded as investments under certain other statutes as set forth herein under "Eligibility for Investment".

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the qualification for distribution of the Debentures on behalf of the Trust by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, and on behalf of the Underwriters by Macleod Dixon LLP, Calgary, Alberta.

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that a closing will be held on or about October 18, 2002 or such other date as the Trust and the Underwriters may agree upon. Certificates for the aggregate principal amount of the Debentures will be issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") and will be deposited with CDS on the date of closing. No certificates evidencing the Debentures will be issued to purchasers, except in certain limited circumstances, and registration will be made in the depositary service of CDS. Purchasers of the Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. Subject to applicable laws, the Underwriters may, in connection with this Offering, effect transactions which stabilize or maintain the market price of the Trust Units or the Debentures at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution".

The Trust's earnings coverage ratios for the twelve month period ended June 30, 2002 and the period from May 24, 2001 to December 31, 2001 is less than 1:1. See "Earnings and Cash Flow Coverage Ratios".

Scotia Capital Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc., three of the Underwriters, are indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to AOG. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulations in certain provinces. A portion of the net proceeds of this Offering received by the Trust will be used to repay Best Pacific's indebtedness to one such bank. If the acquisition of Best Pacific is not completed the net proceeds of this Offering received by the Trust will be used to reduce the indebtedness of AOG to such banks. See "Relationship Among the Trust, AOG and Certain Underwriters" and "Use of Proceeds".

Neither the Debentures nor the Trust Units are "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and neither the Debentures nor the Trust Units are insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

SUMMARY

The following is a summary of certain information contained in this short form prospectus and is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this short form prospectus. Reference is made to the Glossary of Terms and the body of this short form prospectus for the definitions of certain terms with initial capital letters used in this short form prospectus and in this summary.

The Trust

Advantage Energy Income Fund is an entity that provides monthly cash distributions to its Unitholders. Advantage was created under the laws of the Province of Alberta pursuant to the Trust Indenture. It is, for Canadian tax purposes, an open-ended mutual fund trust and is categorized as a "natural resource issuer" for the purposes of Canadian securities laws. The Trust is administered by the Trustee. The beneficiaries of the Trust are the Unitholders.

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, AOG, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of AOG, the Royalty and the Notes.

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the Notes, royalty income earned on the Royalty, dividends (if any) received on, and amounts, if any, received on redemption of, AOG's common shares and preferred shares, and income and distributions received from any Permitted Investments after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. See "Description of Trust Units - Cash Distributions".

Proposed Acquisition of Best Pacific

On September 30, 2002, Advantage announced that it had entered into an Acquisition Agreement with Best Pacific providing for the purchase of all of the issued and outstanding Best Pacific Shares on the basis of $1.25 cash consideration for each Best Pacific Share. The transaction is expected to have a net purchase price at closing, after adjustments and fees, of approximately $51.7 million, which includes the assumption of $21.7 million of net debt. The Offer will be made by a formal takeover bid circular which is expected to be mailed by Advantage on or before October 16, 2002. The Offer will expire 35 days after mailing, unless extended.

The Best Pacific Properties consist primarily of high working interest natural gas and light oil properties located in southern Alberta and southeastern Saskatchewan. Best Pacific currently produces approximately 5.8 mmcf/d of natural gas and 1,100 bbls/d of oil and NGLs. As at June 30, 2002, Sproule has assessed Best Pacific's total established reserves at 18.4 bcf of natural gas and 3.4 mmbbls of oil and NGLs. In addition to the reserves, Best Pacific has approximately 155,000 acres of undeveloped land supported by 3,000 miles of two-dimensional seismic and 205 square miles of three-dimensional seismic. Advantage believes that development opportunities are available to add to the Best Pacific production, including infill drilling, well reactivations, compression and waterflood.

The Offer is subject to typical terms and conditions. If all of the conditions of the Offer are met, it is anticipated that Advantage would take up and pay for Best Pacific Shares tendered under the Offer on or about November 21, 2002. The members of Best Pacific's management team and board of directors, who in aggregate hold approximately 30% of the issued and outstanding Best Pacific Shares, have agreed to tender their Best Pacific Shares to the Offer. See "Recent Developments - Proposed Acquisition of Best Pacific".

The Offering

Issue:	55,000 10% convertible unsecured subordinated debentures due November 1, 2007.
Amount of Offering:	$55,000,000
Price:	$1,000 per Debenture

Use of Proceeds: The net proceeds of the Offering will be used by the Trust to fund the proposed acquisition of Best Pacific and to repay Best Pacific's indebtedness to its principal lender. In the event that the acquisition of Best Pacific is not completed, the total net proceeds of the Offering will be used by the Trust to reduce outstanding indebtedness under the Trust's credit facilities, which has been or may be used to fund property acquisitions, capital expenditures and general corporate expenditures. See "Recent Developments – Proposed Acquisition of Best Pacific" and "Use of Proceeds".

Debentures

Maturity: November 1, 2007.

Interest: 10% per annum payable semi-annually in arrears on May 1 and November 1 in each year, commencing May 1, 2003. The first interest payment on May 1, 2003 will include interest accrued from the closing date to May 1, 2003.

Conversion: The Debentures will be convertible into fully paid and non-assessable Trust Units at the option of the holder at any time prior to the close of business on the earlier of November 1, 2007 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures at a conversion price of $13.30 per Trust Unit, being a conversion rate of 75.188 Trust Units per $1,000 principal amount of Debentures, subject to adjustment as provided in the Indenture. Holders converting their Debentures will receive accrued and unpaid interest thereon.

Redemption: The Debentures will not be redeemable on or before November 1, 2005. After November 1, 2005 and prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice, at a price of $1,050 per Debenture after November 1, 2005 and on or before November 1, 2006 and at a price of $1,025 per Debenture after November 1, 2006 and before maturity (each a "**Redemption Price**"), in each case, plus accrued and unpaid interest thereon, if any.

Payment upon Redemption or Maturity: On redemption or at maturity, the Trust may, at its option, on not more than 60 days and not less than 30 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price or the principal amount of the Debentures by issuing and delivering that number of Trust Units obtained by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed, or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be. Any accrued and unpaid interest thereon will be paid in cash.

Change of Control: Upon the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Trust Units, the Trust will be required to make an offer to purchase, within 30 days following the consummation of the change of control, all of the Debentures then outstanding at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

Subordination: The payment of the principal of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Trust and indebtedness to trade creditors of the Trust. The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. The Debentures will not limit the ability of the Trust to incur additional indebtedness, including indebtedness that ranks senior to the Debentures, or from mortgaging, pledging or charging its properties to secure any indebtedness.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. These statements relate to future events or the Trust's future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and AOG believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- the timing of the closing of the acquisition of Best Pacific;
- the performance characteristics of the Best Pacific Properties;
- oil and natural gas production levels;
- the size of the oil and natural gas reserves;
- projections of market prices and costs and the related sensitivities of distributions;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes; and
- capital expenditures programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems; and
- the other factors discussed under "Risk Factors".

These factors should not be construed as exhaustive. Furthermore, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. None of the Trust, the Manager, nor AOG undertakes any obligation to publicly update or revise any forward-looking statements.

GLOSSARY OF TERMS

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acquisition" means the acquisition of Best Pacific by the Trust;

"AOG" means Advantage Oil & Gas Ltd., formerly Search Energy Corp., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust. All references to "AOG", unless the context otherwise requires, are references to Advantage Oil & Gas Ltd. and its predecessors;

"ARC" means credits or rebates in respect of Crown royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act* which are commonly known as "Alberta Royalty Credits";

"Best Pacific" means Best Pacific Resources Ltd., a corporation incorporated under the ABCA;

"Best Pacific Properties" means the principal oil and natural gas properties of Best Pacific;

"Business Day" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"Debentures" means the 10% convertible unsecured subordinated debentures due November 1, 2007 of the Trust;

"Disposed Properties" means the interests of Best Pacific in certain oil and gas properties located primarily at Bashaw and Elnora, Alberta that are to be sold by Best Pacific effective September 1, 2002;

"Distribution Record Date" means until otherwise determined by the Trustee, the last day of each month of each year, provided that if the last day of the month is not a Business Day, then the Distribution Record Date for such month will be the first Business Day following the last day of each month of the year or such other dates in any year determined from time to time by the Trustee, but December 31 in each year shall be a Distribution Record Date;

"Management Agreement" means the management, advisory and administration agreement dated May 24, 2001 among 925212 Alberta Ltd., the Manager and the Trustee, on behalf of the Trust;

"Manager" means Advantage Investment Management Ltd., a corporation incorporated under the ABCA;

"Notes" means the 14% unsecured subordinated promissory notes of AOG;

"Offering" means the offering of 55,000 Debentures at a price of $1,000 per Debenture pursuant to this short form prospectus;

"Oil and Natural Gas Properties" or **"Properties"** means the working, royalty or other interests of AOG in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by AOG from time to time;

"Permitted Investments" means, with respect to up to 25% of the total assets of the Trust (unless otherwise approved by AOG's board of directors from time to time): (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee), the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited maturing within 180 days after the date of acquisition; and (iv) trust units and limited partnership units in trusts and limited partnerships which invest in energy related assets, including all types of petroleum and natural gas and energy related assets, and including, without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets;

"Petroleum Substances" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

"Royalty" means the 95% interest in AOG's Petroleum Substances within, upon or under certain of its Oil and Natural Gas Properties granted pursuant to the Royalty Agreement;

"Royalty Agreement" means the royalty agreement entered into between AOG and the Trust dated as of May 24, 2001 and providing for the creation of the Royalty;

"Settled Amount" means the amount of one hundred dollars in lawful money of Canada paid by the settlor of the Trust to the Trustee for the purpose of settling the Trust;

"Shareholder Agreement" means the shareholder agreement entered into as of May 24, 2001 between AOG, the Manager and the Trustee, as trustee for and on behalf of the Trust;

"Sproule" means Sproule Associates Limited, independent petroleum consultants, of Calgary, Alberta;

"Sproule Best Pacific Report" means the independent engineering evaluation of Best Pacific's oil, NGL and natural gas interests (excluding Best Pacific's interests in the Disposed Properties) prepared by Sproule dated July 29, 2002 and effective June 30, 2002;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended;

"Trust" or **"Advantage"** means Advantage Energy Income Fund, a trust established under the laws of Alberta pursuant to the Trust Indenture. All references to the "Trust" or "Advantage", unless the context otherwise requires, are references to Advantage Energy Income Fund, its predecessors, and its subsidiaries;

"Trustee" means Computershare Trust Company of Canada, the successor to Montreal Trust Company of Canada which was the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"Trust Indenture" means the trust indenture between Computershare Trust Company of Canada and AOG made as of April 17, 2001, supplemented as of May 22, 2002 and amended and restated as of June 25, 2002;

"Trust Unit" means a unit of the Trust, each unit representing an equal undivided beneficial interest therein;

"TSX" means TSX Inc., formerly the Toronto Stock Exchange;

"Underwriting Agreement" means the agreement dated September 30, 2002 among the Trust, AOG, the Manager and the Underwriters in respect of the Offering;

"Underwriters" means, collectively, Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., Raymond James Ltd. and TD Securities Inc.;

"United States" or **"U.S."** means the United States of America; and

"Unitholders" means the holders from time to time of the Trust Units.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS

Oil and Natural Gas Liquids

bbls	barrels
mbbls	thousand barrels
mmbbls	million barrels
NGLs	natural gas liquids
mstb	thousand stock tank barrels of oil
mmboe	million barrels of oil equivalent
mboe	thousand barrels of oil equivalent
boe/d	barrels of oil equivalent per day
bbls/d	barrels of oil per day

Natural Gas

mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
m^3	cubic metres
mmbtu	million British Thermal Units
GJ	Gigajoule

Other

BOE or boe	means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one barrel of oil. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
WTI	means West Texas Intermediate.
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
psi	means pounds per square inch.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.950

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of AOG at Suite 700, 400 - 5th Avenue S.W., Calgary, Alberta, T2P 0L6, telephone (403) 261-8810. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of Advantage at the above-mentioned address and telephone number.

The following documents of the Trust, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

1. the Trust's Renewal Annual Information Form (the "**AIF**") dated May 16, 2002, including management's discussion and analysis of Advantage for the period from May 24, 2001 and ending December 31, 2001 incorporated therein;
2. the audited consolidated financial statements of the Trust for the period from May 24, 2001 and ending December 31, 2001;
3. the unaudited consolidated financial statements of Search Energy Corp. and management's discussion and analysis of the financial condition and operations of Search Energy Corp. as at and for the three months ended March 31, 2001;
4. the audited consolidated financial statements of Search Energy Corp. as at and for the years ended December 31, 2000 and 1999 together with the notes thereto and the auditors' report thereon;
5. the information circular – proxy statement of the Trust dated May 16, 2002 relating to the annual and special meeting of holders of Trust Units held on June 25, 2002 (excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance");
6. the Due West Resources Inc. Financial Statements contained in the Trust's short form prospectus dated September 27, 2001;
7. the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust as at and for the three and six month periods ended June 30, 2002;
8. the material change report of Advantage dated January 29, 2002 relating to the closing of the January 2002 public offering of Trust Units; and
9. the material change report of Advantage dated October 7, 2002 relating to the entering into of the Acquisition Agreement and the Offering.

Any material change reports (excluding confidential reports), comparative interim financial statements and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

ADVANTAGE ENERGY INCOME FUND

Advantage Energy Income Fund, Advantage Oil & Gas Ltd. and Advantage Investment Management Ltd.

Advantage Energy Income Fund is an entity that provides monthly cash distributions to its Unitholders. Advantage was created under the laws of the Province of Alberta pursuant to the Trust Indenture. It is, for Canadian tax purposes, an open-ended mutual fund trust and is categorized as a "natural resource issuer" for the purposes of Canadian securities laws. The Trust is administered by the Trustee. The beneficiaries of the Trust are the Unitholders.

AOG is an oil and natural gas exploitation and development company that is wholly-owned by the Trust. It was originally incorporated in 1979 as Westrex Energy Corp. ("**Westrex**"). Through a plan of arrangement under the ABCA, Westrex merged with Search Energy Inc. on December 31, 1996, and changed its name to Search Energy Corp. on January 2, 1997. The management of Westrex was, for the most part, replaced with the management of Search Energy Corp. The merger was accounted for as a "reverse take-over" in accordance with Canadian generally accepted accounting principles.

Effective May 24, 2001, all of the issued and outstanding common shares of Search Energy Corp. were acquired by 925212 Alberta Ltd., a corporation wholly-owned by the Trust, and Search Energy Corp. and 925212 Alberta Ltd. were then amalgamated and continued as "Search Energy Corp.". On July 26, 2001, Search Energy Corp. acquired all of the shares of Due West Resources Inc. ("**Due West**"). Due West's oil and natural gas properties were comprised of mainly long life natural gas and light oil reserves, many of which are operated by major exploration and development companies. Effective August 1, 2001, Search Energy Corp. and Due West were amalgamated and continued as "Search Energy Corp.". On January 4, 2002, the Trust acquired 960110 Alberta Ltd. ("**Newco**") for a price of $62 million. Newco's assets were comprised of primarily high quality, long life reserves with low risk opportunities that were formerly owned by Gascan Resources Ltd. On January 4, 2002, Newco was wound up into Search Energy Corp. On June 26, 2002, Search Energy Corp. changed its name to "Advantage Oil & Gas Ltd.".

In accordance with the Management Agreement, the Manager has agreed to act as manager of the Trust and AOG. The Manager is a Canadian-owned energy advisory management corporation, incorporated on March 19, 2001, pursuant to the provisions of the ABCA.

The head office of the Trust and the Manager and the head office and the registered office of AOG is located at Suite 700, 400 - 5th Avenue S.W., Calgary, Alberta, T2P 0L6. The registered office of the Manager is located at Suite 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

Organizational Structure of the Trust

The following diagram sets forth the organizational structure of the Trust as at the date hereof.



Trust Unitholders (1)(2)
Cash Distributions (2)
Income from Permitted Investments
Trust Units (100%)
Advantage Energy Income Fund (Alberta)
Management Services
Interest and Principal Payments, Royalty Payments and Dividends on Common Shares
- Royalty
- Notes (100%)
- Common Shares (100%)
Fees
Advantage Investment Management Ltd. (Alberta)
Management Services
Advantage Oil & Gas Ltd. (Alberta)

Notes:

(1) The Unitholders own 100% of the Trust.

(2) Cash distributions are made to Unitholders monthly based upon the Trust's cash flow.

(3) In accordance with the terms of the Trust Indenture and the Shareholder Agreement, holders of Trust Units are entitled to direct the Trust as to how to vote in respect of all matters to be placed before the Trust, including the election of directors of AOG, approving AOG's financial statements, and appointing the auditors of AOG, who shall be the same as the auditors of the Trust. The Shareholder Agreement provides that the Unitholders are entitled to elect a majority of the board of directors of AOG and the Manager has the right to designate two directors to serve on the board of directors of AOG.

DESCRIPTION OF BUSINESS

Advantage Energy Income Fund

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, AOG, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of AOG, the Royalty and the Notes.

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the Notes, royalty income earned on the Royalty, dividends (if any) received on, and amounts, if any, received on redemption of, AOG's common shares and preferred shares, and income and distributions received from any Permitted Investments after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. See "Description of Trust Units - Cash Distributions".

Advantage Oil & Gas Ltd.

AOG is actively engaged in the business of oil and gas exploitation, development, acquisition and production in the Provinces of Alberta, British Columbia and Saskatchewan.

Advantage Investment Management Ltd.

Pursuant to the Management Agreement, the Manager has agreed to act as manager of the Trust and AOG. The board of directors of AOG has retained the Manager to provide comprehensive management services and has delegated certain authority to the Manager to assist in the administration and regulation of the day-to-day operations of the Trust and AOG and assist in executive decisions which conform to the general policies and general principles previously established by the board of directors of AOG. The Manager is entitled to designate two directors to serve on the board of directors of AOG. The Manager also provides executive officers to AOG, subject to the approval of the board of directors of AOG.

RECENT DEVELOPMENTS

Proposed Acquisition of Best Pacific

On September 30, 2002, Advantage announced that it had entered into an acquisition agreement (the "**Acquisition Agreement**") with Best Pacific providing for the purchase of all of the issued and outstanding common shares of Best Pacific, including all shares issued upon the exercise of outstanding options and warrants (the "**Best Pacific Shares**") on the basis of $1.25 cash consideration for each Best Pacific Share (the "**Offer**"). The transaction is expected to have a net purchase price at closing, after adjustments and fees, of approximately $51.7 million, which includes the assumption of $21.7 million of net debt.

The Offer will be made by a formal takeover bid circular which is expected to be mailed by Advantage on or before October 16, 2002. The Offer will expire 35 days after mailing, unless extended.

The Best Pacific Properties consist primarily of high working interest natural gas and light oil properties located in southern Alberta and southeastern Saskatchewan. Average production, net to Best Pacific, for the month of August 2002 was approximately 5.8 mmcf/d of natural gas and 1,100 bbls/d of oil and NGLs (after giving effect to Best Pacific's disposition of the Disposed Properties). As at June 30, 2002, Sproule has assessed Best Pacific's total established reserves, excluding the established reserves of the Disposed Properties, at 18.4 bcf of natural gas and 3.4 mmbbls of oil and NGLs. In addition to the

reserves, Best Pacific has approximately 155,000 acres of undeveloped land supported by 3,000 miles of two-dimensional seismic and 205 square miles of three-dimensional seismic. Advantage believes that development opportunities are available to add to the Best Pacific production, including infill drilling, well reactivations, compression and waterflood.

The Offer is subject to a number of conditions, including:

- there being validly deposited under the Offer, and not withdrawn, at least 66⅔% of the outstanding Best Pacific Shares (calculated on a fully-diluted basis) (the "**Minimum Condition**");
- receipt of all government and regulatory approvals, orders, rulings, exemptions, consents, and expiries of waiting periods, including under the *Competition Act* (Canada); and
- Best Pacific not being in default, in any material respect, of any of its obligations and covenants under the Acquisition Agreement and the representations and warranties made by Best Pacific thereon shall be true and correct in all material respects as of the first date of take-up and payment for Best Pacific shares under the Offer.

If all of the conditions of the Offer are met, it is anticipated that Advantage would take up and pay for Best Pacific Shares tendered under the Offer on or about November 21, 2002. The members of Best Pacific's management team and board of directors, who in aggregate hold approximately 30% of the issued and outstanding Best Pacific Shares, have agreed to tender their Best Pacific Shares to the Offer.

Selected Pro-Forma Combined Operational Information

The following table sets forth certain operational information for the Trust and Best Pacific on a pro-forma combined basis after giving effect to the Acquisition (after giving effect to Best Pacific's disposition of the Disposed Properties) and certain other adjustments.

	Trust	**Best Pacific**	**Pro Forma**
Average Daily Production (for the six months ended June 30, 2002)			
Oil and NGLs (bbls/d)	3,036	1,226	4,262
Natural gas (mcf/d)	41,552	5,995	47,547
Total (boe/d)	9,961	2,225	12,186
Proved Reserves[1]			
Oil and NGLs (mbbls)	9,775	2,390	12,165
Natural gas (mmcf)	153,434	15,492	168,926
Total (mboe)	35,347	4,972	40,319
Proved and Probable Reserves[1]			
Oil and NGLs (mbbls)	12,750	3,404	16,154
Natural gas (mmcf)	171,256	18,431	189,687
Total (mboe)	41,292	6,476	47,768
Value of Proved and Probable Reserves – Discounted[1]			
at 10% ($ millions)	326,256	59,525	385,781
at 15% ($ millions)	264,030	50,999	315,029
Established Reserve Life Index[1](Years)[2]	11.4	8.0	10.7
Net Undeveloped Land (acres)[3]	205,783	154,894	360,677

Notes:

(1) The reserve information for the Trust and Best Pacific is set forth on a gross reserves basis and is based on the independent engineering evaluations of Sproule as at January 1, 2002 and June 30, 2002, respectively. Probable reserves set forth in the above-referenced table have been reduced by 50% to account for the risk of recovery. For more detailed reserve information regarding the Best Pacific Properties, see "Information Concerning the Best Pacific Properties ".

(2) Based on proved and probable reserves as at January 1, 2002 for the Trust and June 30, 2002 for the Best Pacific Properties and production for the six months ended June 30, 2002.
(3) The net acres of undeveloped land are based on internal estimates for the Trust as at March 31, 2002 and for Best Pacific as at June 30, 2002.

Selected Pro-Forma Combined Financial Information

The following table sets forth certain financial information for the Trust and Best Pacific as at and for the six months ended June 30, 2002 after giving effect to the Acquisition and certain other adjustments. The pro-forma financial information set forth below is not necessarily indicative of results of operations that would have occurred for the six months ended June 30, 2002 had the Acquisition been effected on January 1, 2002.

For the six months ended June 30, 2002

	Trust	Best Pacific	Pro Forma
($ thousands)			
Revenue from Petroleum and Natural Gas Sales	41,099	11,691	52,790
Operating Income [(1)]	25,326	7,217	32,543

Note:
(1) Operating income represents revenue less royalties and operating costs.

Property Swap

On September 10, 2002 the Trust closed a property swap whereby it acquired additional interests in producing natural gas properties at Vermilion, Alberta in consideration for the Trust's interest in heavy oil properties located at Wainwright, Alberta. The exchange of properties was structured as a property swap with the Trust neither receiving nor paying any cash in relation to the transaction. Pursuant to the property swap, the Trust exchanged 2.22 mmbbls of established heavy oil reserves, of which 61% were classified as proved based on Sproule's January 1, 2002 report. The property swap resulted in the virtual elimination of the Trust's exposure to heavy oil.

Revenue Protection

Advantage has a revenue protection plan designed to manage, until March 31, 2003, the volatility of crude oil and natural gas prices and to assist with stabilizing cash flow and distributions per Trust Unit. The Trust has natural gas and crude oil hedges in place which expire on October 31 and December 31, 2002. These hedges are described on page 24 of the Trust's AIF. Advantage has recently entered into seven additional hedging contracts. The specific volumes and terms of such commitments are set forth in tabular format below:

Type of Commitment	Price per Unit	Volume	Term of Commitment
Fixed Price - Natural Gas - AECO 'c'	$5.18/mcf	5.3 mmcf/d	Oct 1, 2002 - Mar 31, 2003
Collar - Natural Gas - AECO 'c'	$4.72/mcf to $6.30/mcf	8.4 mmcf/d	Nov 1, 2002 - Mar 31, 2003
Collar - Natural Gas - AECO 'c'	$5.01/mcf to $6.33/mcf	6.3 mmcf/d	Nov 1, 2002 - Mar 31, 2003
Fixed Price - Natural Gas - AECO 'c'	$4.75/mcf	5.3 mmcf/d	Sep 1, 2002 - Mar 31, 2003
Fixed Price - Natural Gas - AECO 'c'	$5.00/mcf	7.9 mmcf/d	Oct 1, 2002 - Mar 31, 2003
Collar - Natural Gas - AECO 'c'	$5.01/mcf to $6.26/mcf	7.9 mmcf/d	Nov 1, 2002 - Mar 31, 2003
Fixed Price - Crude Oil – WTI	CDN $43.57/bbl	1,000 bbls/d	Nov 1, 2002 - Jan 31, 2003

Subsequent to executing these additional revenue protection measures (but prior to the proposed acquisition of Best Pacific), Advantage has hedged approximately 70% of its anticipated natural gas production for the period commencing November 2002 and ending March 2003 at an average minimum floor price of $4.95/mcf.

Appointment of KPMG LLP as Auditors

Effective July 25, 2002 KPMG LLP was appointed as auditors of the Trust to fill the vacancy created by the resignation of Ernst & Young LLP as auditors of the Trust.

INFORMATION CONCERNING THE BEST PACIFIC PROPERTIES

Certain information in this short form prospectus in respect of the Best Pacific Properties has been taken from information provided by Best Pacific. While the Trust has no reason to believe the information is not accurate, there are no assurances concerning the completeness or accuracy of such information in respect of the Best Pacific Properties.

Drilling History

The following table sets forth the number of gross and net wells in which Best Pacific drilled or participated in drilling during the periods indicated, including those drilled on the Disposed Properties.

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Gross(1)	Net(2)	Gross(1)	Net(2)
Oil Wells	12	9.7	10	8.5
Gas Wells	28	20.2	10	8.6
Dry and Abandoned(3)	5	3.6	6	5.0
Total	45	33.5	26	22.1

Notes:

(1) **"Gross"** means the number of wells in which Best Pacific had an interest.

(2) **"Net"** means the aggregate of the numbers obtained by multiplying each gross well by Best Pacific's percentage working interest therein.

(3) **"Dry"** refers to a well that is not productive. A productive well is a well which is capable of producing hydrocarbons in quantities considered by the operator to be sufficient to justify the costs required to complete, equip and produce the well.

Oil and Gas Wells

The following table sets forth the number and status of wells in which Best Pacific had a material royalty or working interest as at June 30, 2002, which were producing or which Best Pacific considered to be capable of production, after giving effect to Best Pacific's disposition of the Disposed Properties.

	Producing				Shut-in(1)			
	Crude Oil		Natural Gas		Crude Oil		Natural Gas	
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Alberta	15	12.7	121	96.7	23	16.5	38	24.6
Saskatchewan	89	63.8	-	-	14	11.2	-	-
Total	104	76.5	121	96.7	37	27.7	38	24.6

Notes:

(1) **"Shut-in"** wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2) **"Gross"** wells are defined as the total number of wells in which Best Pacific has an interest.

(3) **"Net"** wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Best Pacific's percentage working interest therein.

Principal Producing Properties

The following is a description of Best Pacific's principal oil and natural gas properties on production or under development as at June 30, 2002, excluding the Disposed Properties. The term "net", when used to describe Best Pacific's share of production, means the total of Best Pacific's working interest share before deduction of royalties owned by others. Reserve amounts are stated, before deduction of royalties, at June 30, 2002, based on escalating cost and price assumptions as evaluated in the Sproule Best Pacific Report (see "Information Concerning the Best Pacific Properties - Oil and Natural Gas Reserves"). Information in respect of gross and net acres is as at June 30, 2002 and well counts are as at June 30, 2002, except where indicated otherwise. Information in respect of current production is average production, net to Best Pacific, for the month of August 2002, except where otherwise indicated. Advantage understands that substantially all of Best Pacific's proven producing reserves are currently on production.

Shouldice, Alberta

The Shouldice area of southern Alberta features multi-zone targets and production from shallow to medium depths, primarily from the Belly River, Medicine Hat, Bow Island and Mannville formations. The three shallower formations are natural gas prone, whereas the Mannville formation is oil productive.

Best Pacific has an average 73% working interest in 20,822 gross acres (15,200 net acres), strategically positioned for natural gas exploitation. In 2001, Best Pacific drilled 12 net Medicine Hat and Belly River natural gas wells. An additional six net Medicine Hat gas wells were drilled in the third quarter of 2002 and will be on production in the fourth quarter of 2002. Best Pacific's current net production from this area is 35 bbls/d and 3,150 mcf/d of natural gas. Best Pacific operates all of its Shouldice properties.

The Sproule Best Pacific Report assigns 10,341 mmcf of proven natural gas reserves and 126 mbbls of proven crude oil and NGLs reserves to this property. In addition, 1,679 mmcf of probable natural gas reserves and 88 mbbls of probable crude oil and NGLs reserves have been assigned to this property (risked 50%).

Gadsby, Alberta

Best Pacific's average working interest in this area is 89% in 3,022 acres of land (2,690 net acres). Best Pacific operates all of its Gadsby properties including six (3.65 net) producing natural gas wells, five (4.75 net) producing Mannville oil wells, a water disposal well (0.88 net) and three (2.4 net) suspended wells. These properties are located approximately eight miles southeast of the town of Stettler.

The oil wells in the Mannville Q Pool and offsetting pools are flowlined to a central processing and water handling facility operated by Best Pacific and capable of treating 500 barrels of fluid per day with available compression capacity of 1.5 mmcf/d. Production from three oil wells is treated at this facility. Produced water is reinjected into the Mannville Q Pool to provide partial pressure maintenance. Best Pacific's net production is currently 100 bbls/d and 740 mcf/d of natural gas.

The Sproule Best Pacific Report assigns 955 mmcf of proven natural gas reserves and 360 mbbls of proven crude oil and NGLs reserves to this property. In addition, 257 mmcf of probable natural gas reserves and 156 mbbls of probable crude oil and NGLs reserves have been assigned to this property (risked 50%).

Willesden Green/Wilson Creek, Alberta

At the Willesden Green/Wilson Creek area, northeast of Rocky Mountain House, Best Pacific has working interests ranging from 50% to 100% comprising 5,210 net acres of land. This area is currently producing 60 bbls/d of oil and 860 mcf/d of natural gas net to Best Pacific. AOG believes that recompletion opportunities exist to target several bypassed pay zones in the Belly River and Second White Specks formations. Best Pacific operates all of its Willesden Green/Wilson Creek properties.

The Sproule Best Pacific Report assigns 778 mmcf of proven natural gas reserves and 200 mbbls of proven crude oil and NGLs reserves to this property. In addition, 59 mmcf of probable natural gas reserves and 29 mbbls of probable crude oil and NGLs reserves have been assigned to this property (risked 50%).

Michel, Alberta

Best Pacific's working interest in this area is 100% in 11,180 acres. There is currently one well on production from these lands producing 5 bbls/d of oil and 100 mcf/d of natural gas. A thorough geological review is planned for these lands by AOG to identify future drilling opportunities.

The Sproule Best Pacific Report assigns 983 mmcf of proven natural gas reserves and 11 mbbls of proven crude oil and NGLs reserves to this property. In addition, 609 mmcf of probable natural gas reserves have been assigned to this property (risked 50%).

Glen Ewen, Saskatchewan

The Glen Ewen area is located about 30 miles east of Estevan in southeast Saskatchewan. Best Pacific's average working interest in this area is 81% in 2,270 acres (1,840 net acres) of land. The majority of the oil wells in this area are flowlined to a central oil battery with a water disposal system. One new well was drilled during the first quarter of 2002 and three wells were drilled in the third quarter of 2002. Current net production to Best Pacific is 360 bbls/d and 350 mcf/d of solution gas. Best Pacific operates all of its Glen Ewen properties.

The Sproule Best Pacific Report assigns 351 mmcf of proven natural gas reserves and 573 mbbls of proven crude oil and NGLs reserves to this property. In addition, 91 mmcf of probable natural gas reserves and 149 mbbls of probable crude oil and NGLs reserves have been assigned to this property (risked 50%).

Steelman, Saskatchewan

Five net producing oil wells are flowlined to a central Steelman oil battery with a new water disposal system. Current net production to Best Pacific is 60 bbls/d. Best Pacific has working interests ranging from 50% to 100% in this area. Best Pacific operates all of its Steelman properties.

The Sproule Best Pacific Report assigns 176 mbbls of proven crude oil and NGLs reserves to this property. In addition, 285 mbbls of probable crude oil and NGLs reserves have been assigned to this property (risked 50%).

Workman, Saskatchewan

The Workman area is located about 10 miles southeast of the town of Carnduff in southeast Saskatchewan. Best Pacific's average working interest in this area is 62% in 1,322 acres (820 net acres) of land. Unitizing the area for waterflooding is being considered for 2003. Current net production to Best Pacific is 90 bbls/d. Best Pacific operates all of its Workman properties.

The Sproule Best Pacific Report assigns 333 mbbls of proven crude oil and NGLs reserves to this property. In addition, 237 mbbls of probable crude oil and NGLs reserves have been assigned to this property (risked 50%).

Undeveloped Lands

The following table summarizes Best Pacific's undeveloped land holdings, in acres, as at June 30, 2002, after giving effect to Best Pacific's disposition of the Disposed Properties.

	Gross[(1)]	**Net**[(2)]	**Average Working Interest**
Alberta	79,661	48,948	63%
Saskatchewan	106,476	97,005	91%
North Dakota	11,291	8,941	79%
Total	197,428	154,894	78%

Notes:
(1) **"Gross"** refers to the total acres in which Best Pacific has an interest.
(2) **"Net"** refers to the total acres in which Best Pacific has an interest, multiplied by the percentage working interest therein owned by Advantage.

Oil and Natural Gas Reserves

The oil, natural gas and NGL reserves of Best Pacific (excluding reserves attributed to the Disposed Properties) have been evaluated in the Sproule Best Pacific Report. The Sproule Best Pacific Report evaluated all of Best Pacific's properties as at June 30, 2002 (excluding the Disposed Properties) based on the proven plus probable net present values, discounted at 10%. Sproule conducted evaluations based on both escalated and constant price assumptions of Best Pacific's oil, gas and NGL reserves and the present worth of future cash flows associated with such reserves. The results of the evaluations of Sproule, contained in the Sproule Best Pacific Report, based on both escalated and constant price assumptions are summarized in the tables below. **The**

present worth of estimated future cash flows contained in the following tables may not be representative of the fair market values of the reserves. Assumptions relating to costs, prices for future production and other matters are summarized in the notes following the tables. There is no assurance that such prices and cost assumptions will be attained and variances could be material. All estimated future cash flows as set forth in the following tables are stated prior to provision for income taxes, indirect costs, and future site restoration costs, and after deduction of operating costs, royalties and estimated future capital expenditures.

OIL, NATURAL GAS AND NGL RESERVES AND PRESENT WORTH VALUE OF ESTIMATED FUTURE CASH FLOWS BASED ON CONSTANT PRICE AND COST ASSUMPTIONS EFFECTIVE AS OF JUNE 30, 2002

	Oil (mbbls)		Natural Gas (mmcf)		NGL (mbbls)		Present Worth of Future Net Pre-Tax Cash Flows ($000) Discounted at				
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	0%	10%	12%	15%	20%
Proven Developed Producing	1,723	1,488	11,160	9,326	148	108	56,382	39,106	37,027	34,364	30,606
Proven Developed Non-Producing	16	12	881	614	1	1	1,843	1,490	1,444	1,381	1,289
Proven Undeveloped	619	514	3,432	2,854	3	2	16,258	10,219	9,404	8,341	6,754
Total Proven	2,358	2,014	15,473	12,794	152	111	74,483	50,815	47,875	44,086	38,649
Probable (risked 50%)	1,000	829	2,930	2,377	19	14	25,856	12,299	10,968	9,364	7,368
Total	3,358	2,843	18,403	15,171	171	125	100,339	63,114	58,843	53,450	46,017

OIL, NATURAL GAS AND NGL RESERVES AND PRESENT WORTH VALUE OF ESTIMATED FUTURE CASH FLOWS BASED ON ESCALATING PRICE AND COST ASSUMPTIONS EFFECTIVE AS OF JUNE 30, 2002

	Oil (mbbls)		Natural Gas (mmcf)		NGL (mbbls)		Present Worth of Future Net Pre-Tax Cash Flows ($000) Discounted at				
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	0%	10%	12%	15%	20%
Proven Developed Producing	1,607	1,387	11,165	9,337	146	107	53,303	37,587	35,749	33,400	30,274
Proven Developed Non-Producing	14	10	875	609	1	1	2,527	2,101	2,041	1,960	1,840
Proven Undeveloped	619	518	3,452	2,871	3	2	15,102	9,615	8,875	7,907	6,594
Total Proven`	2,240	1,915	15,492	12,817	150	110	70,932	49,303	46,665	43,267	38,708
Probable (risked 50%)	995	830	2,939	2,382	19	14	22,365	10,222	9,088	7,732	6,091
Total	3,235	2,745	18,431	15,199	169	124	93,297	59,525	55,753	50,999	44,799

Notes:

(1) "**Gross**" reserves are defined as Best Pacific's working, lessor royalty, and overriding royalty interest share of the remaining reserves, before deduction of any royalties.

(2) "**Net**" reserves are defined as the Gross remaining reserves of the properties in which Best Pacific has an interest, less all crown, freehold, and overriding royalties and interests owned by others.

(3) Definitions used for reserve categories in the Sproule Best Pacific Report are as follows:

"**Proven Reserves**" are those quantities of crude oil, natural gas, and natural gas by-products, which, upon analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under presently anticipated economic and operating conditions. There is relatively little risk with these reserves.

Proven reserves are subdivided into the following groups, depending on their status of development.

Proven Developed Reserves
These are proven reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. This group is further divided to include the following:

Proven Developed Producing Reserves
These are proven reserves that are presently being produced from completion intervals open for production in existing wells.

Proven Developed Non-Producing Reserves
These are proven reserves that are currently not being produced but do exist in completed but not producing, intervals in existing wells, behind casing in existing wells or at minor depths below the present bottom of existing wells. These proven reserves are expected to be produced through the existing wells in the predictable future. These reserves are classified as proven developed because the cost of making such reserves available for production is relatively small, compared to the cost of a new well.

Proven Undeveloped Reserves
These are proven reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where relatively major expenditures are required for completion of these wells or for the installation of processing and gathering facilities prior to the production of the reserves. Reserves on undrilled acreage are limited to those drilling units offsetting productive wells, where there is reasonable certainty of production.

"Probable Reserves" are those reserves that may be recoverable as a result of the beneficial effects that may be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism than that deemed proven at the present time, or that may reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions that contain proven reserves. The risk associated with these reserves generally ranges from 25 to 75 percent.

(4) The probable reserves presented in the Sproule Best Pacific Report include reserves related to certain 2002 drilling locations, improved production performance, and reserves associated with untested, behind pipe zones and were evaluated in the same manner as the proven reserves, incorporating adjustments for timing of production and capital expenditures. The Sproule Best Pacific Report did not risk the probable reserves. **However, for the purposes of the summary tables, the probable reserves and values have been reduced by Advantage by 50% to account for the risks associated with proving up these probable reserves.**

(5) The price forecasts that formed the basis for the revenue projections in the Sproule Best Pacific Report were based on Sproule's June 1, 2002 price model. The NYMEX oil and gas futures prices are the foundation of Sproule's energy pricing models in the early years. This data is combined with Sproule's assumptions respecting long-term prices, inflation rates, and exchange rates, together with estimates of transportation costs and prices of competing fuels, to forecast wellhead and plant gate prices for Canadian oil, natural gas, and NGLs production. In the Sproule Best Pacific Report, operating and capital costs are assumed to escalate at 1.5% per annum. The oil, natural gas and NGL escalating prices used in the Sproule Best Pacific Report are as follows:

Year	WTI Cushing[(1)] Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($/bbl)	Alberta Plantgate Index ($/mmbtu)	Alberta 30 Day Spot AECO ($/mcf)
2002 (7 months)	26.33	39.28	5.11	5.28
2003	24.39	36.83	5.51	5.68
2004	21.70	32.55	4.63	4.81
2005	21.44	32.18	4.30	4.48
2006	21.76	32.70	4.38	4.56
2007	22.08	33.19	4.45	4.64
2008	22.42	33.70	4.53	4.72
2009	22.75	34.21	4.61	4.80
2010	23.09	34.73	4.69	4.88
2011	23.44	35.26	4.77	4.96
2012	23.79	35.79	4.86	5.05
2013	24.15	36.34	4.94	5.13

Note:
(1) 40 degrees API, 0.4% sulphur.

The oil, natural gas and NGL constant prices used in the Sproule Best Pacific Report are based on the following constant prices:

Wellhead Prices:	
Natural gas	$4.00/mcf
Crude oil	$36.35/bbl
Natural gas liquids	$20.71/bbl

(6) The annual projections of cash flow in the Sproule Best Pacific Report include the ARTC. The current ARTC program provides a credit that varies between 75% and 25% of royalties, depending on a blended gas and oil price. Sproule has assumed that the ARTC will continue at existing rates under the existing guidelines in place at the date of the Sproule Best Pacific Report. The maximum credit available is equal to $2,000,000 times the ARTC rate.

(7) All historical production data and product prices that were obtained from Best Pacific or from public sources were accepted as represented, without any further investigation by Sproule. A field inspection of Best Pacific's properties was not performed. The relevant engineering data was made available by Best Pacific or obtained from public sources and the non-confidential files at Sproule. Property descriptions, details of interests held, and well data, as supplied by Best Pacific, was accepted as represented. No investigation was made into either the legal titles held or any operating agreements in place relating to the subject properties. Lessor and overriding royalties and other burdens were obtained from Best Pacific. No further investigation was undertaken by Sproule. Best Pacific provided Sproule with recent revenue statements upon which to determine certain economic parameters. Salvage values for facilities, well abandonment, and lease clean-up costs have not been included in the Sproule Best Pacific Report.

(8) The Sproule Best Pacific Report includes certain capital expenditures over the life of the properties in order to achieve the predicted present worth values in the Escalated Price and Constant Price cases. Total capital expenditures (net to Best Pacific, total proved reserves) of $4.4 million are to be expended in 2002. Total net capital expenditures of $12.8 million in the escalating price case and $12.7 million in the constant price case (undiscounted, total proved plus probable), are forecast over the entire life of the properties as presented in the Sproule Best Pacific Report to achieve the estimated present worth value.

(9) Columns may not add due to rounding.

Reserves Reconciliation

The following table summarizes the changes in Best Pacific's gross share of crude oil, NGLs and natural gas reserves, before deduction of royalties owned by others, for the periods indicated.

	Oil and NGLs (mbbls)			**Natural Gas (mmcf)**		
	Proven	**Probable[1]**	**Total**	**Proven**	**Probable[1]**	**Total**
Balance: January 1, 2001	2,998	2,637	5,635	16,207	4,290	20,497
Net Production	(495)	-	(495)	(2,137)	-	(2,137)
Acquisition/Divestiture	3	-	3	(52)	-	(52)
Additions	845	414	1,259	7,292	-	7,292
Revisions	(307)	(639)	(946)	(1,829)	1,780	(49)
Balance: December 31, 2001	3,044	2,412	5,456	19,481	6,070	25,551
Net Production	(222)	-	(222)	(1,192)	-	(1,192)
Acquisition/Divestiture[3]	(180)	4	(176)	(4,337)	(496)	(4,833)
Additions	83	25	108	424	64	488
Revisions	(335)	(413)	(748)	1,116	239	1,355
Balance: June 30, 2002	2,390	2,028	4,418	15,492	5,877	21,369

Notes:

(1) Probable Additional Reserves have not been reduced for risk for the purposes of the reserves calculation.

(2) Reserves stated above are based on escalating cost and price assumptions.

(3) These figures give effect to Best Pacific's disposition of the Disposed Properties effective September 1, 2002.

Production History and Prices Received

The following table sets forth certain information in respect of production, product prices received, royalties, operating expenses and netbacks received by Best Pacific for each quarter in the most recently completed financial year of Best Pacific, with comparative data for the same periods in the preceding financial year. In calculating boe amounts, natural gas is converted to oil equivalent using six mcf of natural gas equalling one barrel of oil equivalent.

	Oil and NGL Production(1) (bbls/d)	Natural Gas Production(1) (mcf/d)	Oil and NGL Price Received(2) ($/bbl)	Natural Gas Price Received(2) ($/mcf)	Royalty Expense(3)(5) ($/boe)	Operating Costs(4)(5) ($/boe)	Netback Received(5) ($/boe)
2000							
First Quarter	1,208	7,351	31.54	2.53	5.99	6.67	14.86
Second Quarter	1,058	4,994	32.91	2.73	5.51	6.51	13.62
Third Quarter	1,168	5,285	33.96	2.85	6.20	9.07	11.45
Fourth Quarter	1,044	5,703	33.89	5.31	5.96	8.23	18.74
2001							
First Quarter	1,252	5,307	36.87	6.03	5.95	7.99	22.65
Second Quarter	1,177	5,271	37.92	4.50	4.35	8.65	20.25
Third Quarter	1,453	5,779	35.68	3.04	3.76	8.18	16.77
Fourth Quarter	1,591	6,837	26.96	3.10	2.26	6.72	14.49

Notes:

(1) Before deduction of royalties.

(2) Product prices are net of costs to transport the product to market and, in the case of crude oil prices, are net of hedging gains and losses.

(3) Royalties are net of ARC.

(4) This figure includes all field operating expenses.

(5) Best Pacific does not report royalties, operating expenses or netbacks received on a commodity basis.

Capital Expenditures

The following table sets forth certain information in respect of capital expenditures made by Best Pacific during the years ended December 31, 1999, 2000 and 2001.

	2001	**2000**	**1999**
		(thousands of $)	
Land	1,133	1,093	1,002
Drilling, Completions and Equipping	18,017	10,049	8,262
Geological and Seismic	1,472	738	290
Net Acquisitions/(Dispositions)	532	(23,647)	20,672
Other	107	104	40
Total Capital Expenditures	21,261	(11,663)	30,266

Future Commitments

Best Pacific has entered into a number of financial instruments to manage its downside commodity price risk. The specific volumes and terms of such commitments are set forth below.

Type of Commitment	Price per Unit	Volume	Term of Commitment
Collar – Crude Oil – WTI	US $22.00/bbl to US $25.70/bbl	200 bbls/d	April 1, 2002 to December 31, 2002
Collar – Crude Oil – WTI	US $23.00/bbl to US $27.15/bbl	200 bbls/d	April 1, 2002 to December 31, 2002
Collar – Crude Oil – WTI	US $24.80/bbl to US $28.00/bbl	200 bbls/d	October 1, 2002 to September 30, 2003
Fixed Price – Natural Gas – AECO 'c'	$4.23/GJ	2,000 GJ/d	April 1, 2002 to October 31, 2002

DETAILS OF THE OFFERING

The offering consists of 55,000 Debentures at a price of $1,000 per Debenture. The following is a summary of the material attributes and characteristics of the Debentures. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Indenture (as defined below) with respect to the Debentures.

General

The Debentures will be issued under a trust indenture to be dated as of the closing date (the "**Indenture**"), which will be made among the Trust, AOG and Computershare Trust Company of Canada (the "**Debenture Trustee**"), as trustee. The Debentures authorized for issue immediately will be limited in aggregate principal amount to $55,000,000. The Trust may, however, from time to time, without the consent of the holders of the Debentures but subject to the limitations described herein, issue additional debentures of the same series or of a different series under the Indenture, in addition to the Debentures offered hereby.

The Debentures will be dated as of the closing date and will mature on November 1, 2007. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof.

The Debentures will bear interest from the date of issue at 10% per annum, which will be payable semi-annually in arrears on May 1 and November 1 in each year, commencing with May 1, 2003. The first interest payment will include interest accrued from the closing of the Offering to May 1, 2003.

The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Trust Units as further described under "Payment upon Redemption or Maturity" and "Redemption and Purchase". The interest on the Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Obligation as described under "Interest Payment Option".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "Subordination". The Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Debentures will be convertible at the holder's option into fully paid and non-assessable Trust Units at any time prior to the close of business on the earlier of November 1, 2007 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $13.30 per Trust Unit, being a conversion rate of 75.188 Trust Units for each $1,000 principal amount of Debentures. No adjustment will be made for distributions on Trust Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures will receive accrued and unpaid interest thereon.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the conversion price in certain events including: (a) the subdivision or consolidation of the outstanding Trust Units; (b) the distribution of Trust Units to holders of Trust Units by way of distribution or otherwise other than an issue of securities to holders of Trust Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Trust Units entitling them to acquire Trust Units or other securities convertible into Trust Units at less than 95% of the then current market price (as defined below under "Payment upon Redemption or Maturity") of the

Trust Units; and (d) the distribution to all holders of Trust Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the conversion price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Trust Units or in the case of any consolidation, amalgamation or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up, be entitled to receive the number of Trust Units such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Trust Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up.

No fractional Trust Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Redemption and Purchase

The Debentures will not be redeemable on or before November 1, 2005. After November 1, 2005 and prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice, at a Redemption Price of $1,050 per Debenture after November 1, 2005 and on or before November 1, 2006 and at a Redemption Price of $1,025 per Debenture after November 1, 2006 and before maturity, in each case, plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 30 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing Trust Units to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the maturity date, as the case may be. No fractional Trust Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" will be defined in the Indenture to mean the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be.

Subordination

The payment of the principal of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Trust and indebtedness to trade creditors of the Trust. "Senior Indebtedness" of the Trust will be defined in the Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Trust (whether outstanding as at the date of the Indenture or thereafter incurred), other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to, the Debentures.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and the notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. Specifically, the Debentures will be subordinated in right of payment to the prior payment in full of all indebtedness under the Credit Facilities, as defined herein.

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Trust Units (a "**Change of Control**"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "**Debenture Offer**"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "**Debenture Offer Price**").

The Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Debentures.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Debenture Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.

Interest Payment Option

The Trust may elect, from time to time, to satisfy its obligation to pay interest on the Debentures (the "**Interest Obligation**"), on the date it is payable under the Indenture (an "**Interest Payment Date**"), by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Indenture (the "**Unit Interest Payment Election**"). The Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Trust Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Trust Units in satisfaction of the Interest Obligation.

Events of Default

The Indenture will provide that an event of default ("**Event of Default**") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, on the Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66⅔% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Indenture will provide that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" will be defined in the Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Trust Units of the Trust by the current market price of the Trust Units on the relevant date.

Book-Entry System for Debentures

The Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS (a "**Participant**"). On the closing date, the Debenture Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. The Debentures will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Debentures (a "**Beneficial Owner**") will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Debentures are purchased.

Neither the Trust nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of the Trust to CDS.

As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to Beneficial Owners in fully registered and certificate form (the "**Debenture Certificates**") only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Trust or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Debentures and the Trust is unable to locate a qualified successor; (d) the Trust, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default (as defined herein), Participants acting on behalf of Beneficial Owners representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest, provided the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee must notify CDS, for and on behalf of Participants and Beneficial Owners, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the single certificate representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter the Trust will recognize the holders of such Debenture Certificates as debentureholders under the Indenture.

Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal, including payment in the form of Trust Units if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Trust Units if

applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Indenture.

DESCRIPTION OF TRUST UNITS

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. As at September 30, 2002, 27,098,782 Trust Units were issued and outstanding. Each Trust Unit represents an equal fractional undivided beneficial interest in any distributions from, and in any net assets of, the Trust in the event of termination or winding-up of the Trust. The beneficial interests in the Trust are divided into interests in two classes, as follows: (i) "Trust Units", which are entitled to the rights, subject to limitations, restrictions and conditions set out in the Trust Indenture, as summarized herein and in the Trust's AIF, which is incorporated by reference herein; and (ii) "Special Voting Units", which shall be issued to a trustee and shall be entitled to such number of votes at meetings of Unitholders as is equal to the number of Trust Units reserved for issuance that such Special Voting Units represent, such number of votes and any other rights or limitations to be prescribed by AOG's board of directors. The Special Voting Units give AOG the flexibility to acquire the securities of another issuer in consideration for securities, which are ultimately exchangeable for Trust Units. All Trust Units are of the same class with equal rights and privileges. Each Trust Unit is transferable, entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Trust, and distributions on liquidation, is fully paid and non-assessable and entitles the holder thereof to one vote at all meetings of Trust Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either AOG or the Trust. As holders of Trust Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of anticipated distributable income from AOG and the combined ability of AOG's board of directors and the Manager to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

Cash Distributions

The amount of cash to be distributed annually per Trust Unit shall be equal to a pro rata share of interest on the Notes, royalty income from the Royalty, dividends on or in respect of shares of AOG received by the Trust and income from the Permitted Investments; less: (i) administrative expenses and other obligations of the Trust; (ii) amounts which may be paid by the Trust in connection with any cash redemptions of Trust Units; and (iii) permitted royalty deductions such as debt service charges and capital expenditures (to the extent not funded by debt). AOG may apply some or all of its cash flow to capital expenditures to develop the Oil and Natural Gas Properties of AOG or to acquire additional Oil and Natural Gas Properties prior to making any distributions to the Trust in the form of principal repayments on the Notes or dividends on AOG's common shares or preferred shares. If on any Distribution Record Date the Trustee determines that the Trust does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash or if any cash distribution should be contrary to any subordination agreement, the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Trust Units having a value equal to the cash shortfall. Trust Units will be issued pursuant to exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Trust realizes interest income from its holdings of Notes. The Notes bear interest at 14% per annum, payable monthly, and mature on December 31, 2031, subject to extension for an additional 20 year term at the instance of AOG's board of directors, with the approval thereof by resolution of the holders of Notes if the Trust does not then hold substantially all of the Notes. It is expected that the Trust's income will initially be limited to: (i) the interest received on the principal amount of Notes; (ii) royalty income received on the Royalty; and (iii) dividends (if any) received on AOG's common shares. See "Description of Business - Advantage Energy Income Fund".

AOG's board of directors intends for the Trust to make monthly cash distributions. Cash distributions will be made monthly to the Unitholders of record on the last day of each month (unless such day is not a Business Day, in which case the date of record shall be the next following Business Day) and shall be payable on the 15th day of each month or, if such day is not a Business

Day, the next following Business Day or such other date as is determined from time to time by the Trustee. See "Record of Cash Distributions".

For additional information respecting the Trust Units, including information respecting Unitholders' limited liability, the redemption right attached to the Trust Units, meetings of Unitholders, and amendments to the Trust Indenture, see "Additional Information Respecting Advantage Energy Income Fund" at pages 25 through 31, inclusive, of the Trust's AIF.

EARNINGS AND CASH FLOW COVERAGE RATIOS

The earnings and cash flow coverage ratios set forth below have been prepared in accordance with Canadian disclosure requirements. These ratios have been prepared using financial information prepared in accordance with Canadian generally accepted accounting principles. The ratios and notes have been prepared for the twelve month period ended June 30, 2002 and the period from May 24, 2001 to December 31, 2001, after giving effect to the Offering of $55 million of Debentures. The ratios for the twelve month period ended June 30, 2002 are based on unaudited financial information. **The Trust's earnings coverage ratios for the 12 month period ended June 30, 2002 and the period from May 24, 2001 to December 31, 2001 is less than 1:1.** The dollar amount of the coverage deficiency (being the dollar amount of earnings required to attain a ratio of 1:1) is $6.3 million for the 12 month period ended June 30, 2002 and $0.8 million for the period from May 24, 2001 to December 31, 2001. Additional information is provided in the notes to the following table.

	Twelve Months Ended June 30, 2002	**May 24, 2001 to December 31, 2001**
Earnings coverage(1)(3)(4)(5)	less than 1:1	less than 1:1
Cash flow coverage(2)(3)(4)(5)	4.7:1	4.3:1

Notes:

(1) Earnings coverage is equal to net income before interest expense on all long-term debt and income taxes divided by interest expense on all long-term debt.

(2) Cash flow coverage is equal to funds from operations before working capital, interest expense on all long-term debt and income taxes divided by interest expense on all long-term debt.

(3) The earnings and cash flow used in the coverage ratios include the interest expense on the Debentures in the calculation. Under Canadian generally accepted accounting principles the Debentures will be included in Unitholders' equity and the interest paid on the Debentures will be charged to equity as distributions to Unitholders.

(4) The Trust's interest requirements, after giving effect to the issue of $55 million principal amount of Debentures, amount to $9.0 million for the 12 month period ended June 30, 2002 and $5.2 million for the period from May 24, 2001 to December 31, 2001. The Trust's earnings before interest and income tax for the 12 month period ended June 30, 2002 and the period from May 24, 2001 to December 31, 2001 was $2.7 million and $4.5 million, respectively. For the same time periods, the Trust's cash flow before interest and income taxes was $41.9 million and $22.7 million, respectively.

(5) The earnings and cash flow assume that there are no additional earnings or cash flow derived from the net proceeds of the Debentures.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2001 and as at June 30, 2002, both before and after giving effect to the Offering and the Acquisition.

Designation Authorized	As at December 31, 2001 (audited)	As at June 30, 2002 before giving effect to the Offering and the Acquisition (unaudited)	As at June 30, 2002 after giving effect to the Offering and the Acquisition[(1)] (unaudited)
		($ thousands, except share amounts)	
Bank Debt ($110,000)[(2)]	$23,167	$93,814	$93,014[(3)]
Unitholders' Capital			
Trust Units (unlimited)	$128,616 (24,598,782 Trust Units)	$147,046 (27,098,782 Trust Units)	$147,046 (27,098,782 Trust Units)
10% Debentures ($55,000)	$Nil	$Nil	$52,500
Special Voting Units (unlimited)	Nil	Nil	Nil

Notes:

(1) After deducting the estimated costs of the Offering of $300,000 and the Underwriters' commissions of $2,200,000.

(2) Advantage has a credit facility which provides for a $103 million extendible revolving loan facility and a $7 million operating loan facility. The loan's interest rate is based on either prime or bankers acceptance rates at the Trust's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2.0% depending on the Trust's debt to cash flow ratio. Advantage also has a $10 million principal amount bridge facility maturing December 31, 2002 and bearing interest at the bank's prime lending rate plus 1.5%. The credit facilities (the "**Credit Facilities**") are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all of its assets and cash flows.

(3) This figure assumes an aggregate purchase price of approximately $51.7 million for Best Pacific.

(4) As at June 30, 2002, Unitholders' equity of the Trust incorporated cash distributions paid and payable up to June 30, 2002 of $43,778,000 and accumulated income of $31,972,000.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The outstanding Trust Units are traded on the TSX under the trading symbol "AVN.UN". The following table sets forth the price range and trading volume of the Trust Units as reported by the TSX for the periods indicated.

Period	High	Low	Volume
2001			
May 29 – 31[(1)]	$12.55	$12.30	117,537
June	$12.40	$9.25	1,219,309
Third Quarter	$10.50	$7.42	2,226,952
Fourth Quarter	$8.40	$7.05	7,381,300
2002			
First Quarter	$11.35	$7.91	11,207,717
Second Quarter	$12.14	$10.00	7,006,294
July	$12.21	$10.40	2,089,321
August	$12.14	$11.00	2,337,593
September	$13.25	$11.65	2,924,000
October 1-7	$13.50	$12.85	654,700

Note:

(1) *The Trust Units commenced trading on the TSX on May 29, 2001.*

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Trust Unit amount of monthly cash distributions payable by the Trust in each month since its inception.

2001	Distribution Per Trust Unit
June[1]	$0.28
July	$0.28
August	$0.22
September	$0.22
October	$0.15
November	$0.15
December	$0.15
Total	$1.45
2002	
January	$0.15
February	$0.13
March	$0.13
April	$0.13
May	$0.13
June	$0.13
July	$0.13
August	$0.13
September[2]	$0.13
October[3]	$0.18

Notes:

(1) This distribution was the first cash distribution of the Trust.

(2) The Trust announced on September 13, 2002 that its next monthly distribution of distributable cash will be paid on October 15, 2002 to Unitholders of record on September 30, 2002.

(3) The Trust announced on September 26, 2002 that its next monthly distribution of distributable cash will be paid on November 15, 2002 to Unitholders of record on October 31, 2002.

The Trust intends to make cash distributions on the 15th day of each month (or the first Business Day thereafter) to holders of Trust Units of record on the immediately preceding record date.

USE OF PROCEEDS

The estimated net proceeds to the Trust from the sale of the Debentures hereunder are estimated to be $52,500,000 after deducting the fees of $2,200,000 payable to the Underwriters and the estimated expenses of the issue of $300,000. See "Plan of Distribution". The net proceeds of the Offering will be used by the Trust to fund the proposed acquisition of Best Pacific and to repay Best Pacific's indebtedness to its principal lender. In the event that the acquisition of Best Pacific is not completed, the total net proceeds of the Offering will be used by the Trust to reduce outstanding indebtedness under its Credit Facilities, which has been or may be used to fund property acquisitions, capital expenditures and general corporate expenditures. See "Recent Developments – Proposed Acquisition of Best Pacific" and "Relationship Among the Trust, AOG and Certain Underwriters".

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 55,000 Debentures to the Underwriters, and the Underwriters have severally agreed to purchase such Debentures on or about October 18, 2002, or such other date as may be agreed among the parties to the Underwriting Agreement. Delivery of the Debentures is conditional upon payment on closing of $1,000 per Debenture by the Underwriters to the Trust. The Underwriting Agreement provides that, in consideration for their services in connection with this Offering, the Trust will pay the Underwriters' fee of $40 per Debenture for Debentures issued and sold by the Trust, for an aggregate fee payable by the Trust of $2,200,000. The terms of the Offering of the Debentures were determined by negotiation between the Manager and AOG, on behalf of the Trust, and Scotia Capital Inc. on its own behalf and on behalf of the other Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Debentures which it has agreed to purchase, any one or more of the other Underwriters may, but is not obligated to, purchase such Debentures. The Underwriters are, however, obligated to take up and pay for all Debentures if they are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and AOG will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that a closing will be held on or about October 18, 2002, or such other date as the Trust and the Underwriters may agree upon. The Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS. See "Details of the Offering - Book-Entry System for Debentures".

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units or the Debentures at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it shall not offer or issue, or enter into an agreement to offer or issue, Trust Units or Debentures or any securities convertible or exchangeable into Trust Units or Debentures for a period of 90 days subsequent to the closing date of the Offering without the consent of the Underwriters, which consent may not be unreasonably withheld.

The TSX has conditionally approved the listing of the Trust Units issuable on conversion, redemption or maturity of the Debentures and the Debentures distributed under this short form prospectus on the TSX, subject to the Trust fulfilling all of the requirements of the TSX on or before December 27, 2002.

The Debentures have not been and will not be registered under the *United States Securities Act of 1933*, as amended (the "**US Securities Act**") and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the US Securities Act. Each of the Underwriters has agreed that it will not offer, sell or deliver Debentures within the United States.

INTEREST OF EXPERTS

Certain legal matters relating to this Offering will be passed upon by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, on behalf of the Trust, and by Macleod Dixon LLP, Calgary, Alberta, on behalf of the Underwriters. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this short form prospectus or in a document that is specifically incorporated by reference into this short form prospectus as having prepared or certified a part of this short form prospectus, or a report or valuation described in this short form prospectus or in a document specifically incorporated by reference into this short form prospectus, has received or shall receive a direct or indirect interest in the property of the Trust or of any associate or affiliate of the Trust. As at the date hereof, the aforementioned persons and companies beneficially own, directly or indirectly, less than 1% of the securities of the Trust and its associates and affiliates. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Trust or of any associates or affiliates of the Trust, except for Jay P. Reid, the Corporate Secretary of AOG, who is a partner at Burnet, Duckworth & Palmer LLP, which law firm renders legal services to the Trust.

PROMOTERS

The Manager may be considered to be a promoter of the Trust under applicable securities laws by reason of having taken the initiative in founding and organizing the business and enterprise of the Trust. Except as set forth elsewhere in this short form prospectus and the documents incorporated by reference herein, the Manager and its subsidiaries have not received, and it is not presently intended that they shall receive, directly or indirectly from the Trust or from a subsidiary of the Trust, anything of value, including money, property, contracts, options or rights of any kind. In addition, the Trust and its subsidiaries have not acquired any assets during the two years prior to the date hereof, and it is not presently intended that the Trust and its subsidiaries will acquire any assets, from the Manager or its subsidiaries. The Manager does not beneficially own, directly or indirectly, or exercise control over, any voting securities of the Trust or any of its subsidiaries. The directors, officers and insiders of the

Manager own, in the aggregate, 273,200 Trust Units (approximately 1% of the Trust Units issued and outstanding as at the date hereof). Pursuant to the Management Agreement among the Trust, AOG and the Manager, the Manager receives fees and also is entitled to reimbursement of certain expenses.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and Macleod Dixon LLP (collectively, "**Counsel**"), the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act and the regulations thereunder (the "**Regulations**") generally applicable to a holder who acquires Debentures or Trust Units (collectively, the "**Securities**") pursuant to this Offering and who, for purposes of the Tax Act and all relevant times, holds the Securities as capital property and deals at arm's length with the Trust. Generally, the Securities will be considered to be capital property to a holder provided the holder does not hold the Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to (a) a subscriber that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules, (b) a subscriber an interest in which would be a "tax shelter investment" as defined in the Tax Act, or (c) a subscriber that is a "specified financial institution" as defined in the Tax Act. Any such subscriber should consult its own tax advisor with respect to an investment in the Securities.

This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the "**Proposed Amendments**") and Counsels' understanding of the current published administrative practices of the Canada Customs and Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Securities, and no representations with respect to the income tax consequences to any holder or prospective holder are made. Consequently, holders and prospective holders of Securities should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Securities pursuant to this Offering, having regard to their particular circumstances.

Holders of Securities Resident in Canada

This portion of the summary is applicable to holders of Securities who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada.

Debentures

Interest on Debentures

A holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Debentures that accrues to it to the end of the particular taxation year or that has become receivable by or is received by the holder before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

Any other holder will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, if at any time a Debenture should become an "investment contract" (as defined in the Tax Act) in relation to a holder, such holder will be required to include in computing income for a taxation year any interest that accrues to the holder on the Debenture to the end of any "anniversary day" (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the holder's income for that year or a preceding year.

Exercise of Conversion Privilege

A holder of a Debenture who exchanges the Debenture for Trust Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Trust Units so acquired at the time of the exchange and the amount of any cash received in lieu of fractional Trust Units. The holder will realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures".

The cost to the holder of the Trust Units so acquired will also be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Trust Units held as capital property by the holder for the purpose of calculating the adjusted cost base of such Trust Units.

Redemption or Repayment of Debentures

If the Trust redeems a Debenture prior to maturity or repays a Debenture upon maturity and the holder does not exercise the conversion privilege prior to such redemption or repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as interest) on such redemption or repayment. If the holder receives Trust Units on redemption or repayment, the holder will be considered to have proceeds of disposition equal to the fair market value of the Trust Units so received and the amount of any cash received in lieu of Trust Units. The holder may realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures". The cost to the holder of the Trust Units so received will also be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Trust Units held as capital property by the holder for the purpose of calculating the adjusted cost base of such Trust Units.

Other Dispositions of Debentures

A disposition or deemed disposition by a holder of a Debenture will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the holder's adjusted cost base thereof and any reasonable costs of disposition. Any such capital gains or capital losses will be treated, for tax purposes, in the same manner as capital gains and capital losses arising from a disposition of Trust Units which treatment is discussed below under "Holders of Securities Resident in Canada – Trust Units".

Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income, and will be excluded in computing the holder's proceeds of disposition of the Debenture.

Trust Units

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, notwithstanding that any such amount is payable in Reinvested Trust Units (as defined herein). Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income (or "resource profits") for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act.

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, the adjusted cost base of the Trust Units held by such Unitholder will generally be reduced by such amount. To the extent that the adjusted cost base to a Unitholder of a Trust Unit is less than zero at the end of a taxation year, such negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in that year.

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition. Where Trust Units are redeemed and Redemption Notes are issued to the Unitholder, the proceeds of disposition will include the fair market value of the Redemption Notes. Where Trust Units are redeemed and Notes are distributed to the Unitholder in satisfaction of the Redemption Price, the proceeds of disposition to the Unitholder of the Trust Units will generally be equal to the fair market value of the Notes so distributed. Generally, one-half of any capital gain (a "**taxable capital gain**") realized by a Unitholder in a taxation year must be included in the Unitholder's income for the year, and one-half of any capital loss (an "**allowable capital loss**") realized by a Unitholder in a taxation year may be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A capital loss realized on the disposition of a Trust Unit will generally be reduced by the amount of any non-taxable dividends payable to the Unitholder and, where the Unitholder is a corporation, the amount of any taxable dividends that are deductible by the corporation in computing its taxable income. Similar rules apply where the Unitholder is a partnership or a trust.

The cost to a Unitholder of Trust Units acquired on conversion of a Debenture will equal the fair market value of the Trust Units at that time plus the amount of any other reasonable costs incurred in connection therewith. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property to determine the adjusted cost base to the Unitholder of each Trust Unit.

Taxable capital gains realized by a Unitholder who is an individual may give rise to "alternative minimum tax" depending on the particular Unitholder's circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains.

The adjusted cost base of any Note or Redemption Note distributed or issued to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Note or Redemption Note at the time of the distribution or issuance, as the case may be, less any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Note or Redemption Note (including interest that had accrued to the date of the acquisition of the Note by a Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Note, an offsetting deduction may be available.

Holders of Securities Not Resident in Canada

This portion of the summary applies to a holder of Securities who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Securities in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a "**Non-Resident**").

Debentures

Interest paid or credited, or deemed to be paid or credited, to a Non-Resident holder of Debentures will generally be subject to Canadian withholding tax as discussed below under "Holders of Securities Not Resident in Canada – Trust Units" with respect to interest paid or credited, or deemed to be paid or credited, on the Note or Redemption Note.

The disposition of a Debenture by a Non-Resident holder will generally not be subject to tax under the Tax Act for the same reasons as discussed below under "Holders of Securities Not Resident in Canada – Trust Units".

Trust Units

Where the Trust pays or credits, or is deemed to pay or credit, an amount to a Non-Resident Unitholder out of the income of the Trust, such amount will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding is reduced to 15% where such distributions are paid or credited, or deemed to be paid or credited, to Non-Resident Unitholders who are residents of the United States for purposes of the *Canada-United States Income Tax Convention, 1980.*

A capital gain realized by a Non-Resident Unitholder from a disposition or deemed disposition of a Trust Unit will not be subject to tax under the Tax Act provided that the Trust Unit does not constitute "taxable Canadian property". Trust Units of a Non-Resident Unitholder will generally not constitute "taxable Canadian property" under the Tax Act unless either: (a) at any time during the period of sixty months immediately preceding the disposition of Trust Units by such Non-Resident Unitholder, not less than 25% of the issued Trust Units (taking into account any rights to acquire Trust Units) were owned by the Non-Resident Unitholder, by persons with whom the Non-Resident Unitholder did not deal at arm's length or by any combination thereof; or (b) the Non-Resident Unitholder's Trust Units are otherwise deemed to be taxable Canadian property. A Non-Resident Unitholder will generally compute the adjusted cost base of the Trust Units under the same rules that apply to residents of Canada.

Interest paid or credited, or deemed to be paid or credited, to a Non-Resident Unitholder on a Note or Redemption Note will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding generally is reduced to 10% where such interest is paid or credited, or deemed to be paid or credited, to Non-Resident Unitholders who are residents of the United States for purposes of the *Canada-United States Income Tax Convention, 1980.*

If the Trust ceases to qualify as a mutual fund trust, there may be adverse income tax consequences for Non-Resident Unitholders who acquire an interest in the Trust.

Status of the Trust

Based on representations of the Manager, the Trust currently qualifies, and will qualify on the date of the closing of this Offering, as a "unit trust" and a "mutual fund trust" as defined in the Tax Act and this summary assumes that the Trust will continue to so qualify thereafter for the duration of its existence. The qualification of the Trust as a mutual fund trust under the Tax Act requires that certain factual conditions generally be met throughout its existence. Firstly, in order for the Trust to qualify as a mutual fund trust, it must not have been established or at any time be maintained primarily for the benefit of persons who are not residents of Canada for the purposes of the Tax Act. Secondly, the Trust must have at least 150 Unitholders each of whom owns not less than one "block" of Trust Units and each of whom owns Trust Units having an aggregate fair market value of not less than $500. In this case, a "block" of Trust Units generally means 100 Trust Units if the fair market value of one Trust Unit is less than $25. Thirdly, the Trust is required to restrict its activities to investing in property (other than real property or an interest in real property) and acquiring, holding, maintaining, improving, leasing or managing real property (or an interest in real property) that is capital property to the Trust.

Should the Trust not qualify as a mutual fund trust, the income tax considerations would in some respects be materially different than those described below.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for the purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust is the calendar year.

The Trust is required to include in its income for each taxation year all amounts that it receives during the year on royalties held by it, including the Royalty. The Trust will also be required to include in its income all interest, including interest on the Notes, that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Provided that appropriate designations are

made by the Trust, all dividends which would otherwise be included in its income as dividends received on shares owned by the Trust, including the shares of AOG, will be deemed to have been received by Unitholders and not to have been received by the Trust.

The Trust will be entitled to deduct, on an annual basis, reasonable administrative expenses incurred in its ongoing operations. The Trust will be entitled to deduct a portion of any costs incurred by it in connection with the issuance of Securities. The amount of such issue costs deductible by the Trust in a taxation year is 20% of such costs, pro-rated for short taxation years, to the extent such amount was not deductible by the Trust in computing income for a preceding taxation year. Generally speaking, the Trust will be able to deduct interest paid or payable on the Debentures. Interest on the Redemption Notes may not be deductible by the Trust. The Trust may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% on a declining balance basis of its cumulative Canadian oil and gas property expense ("**COGPE**") account at the end of that year, prorated for short taxation years. The cost of the Royalty will be an addition to the Trust's cumulative COGPE account. Where, as a result of a sale of a property by AOG and the extinguishment of the Royalty with respect thereto, proceeds of disposition become receivable by the Trust in a taxation year, the amount of such proceeds ("**Royalty Disposition Proceeds**") will be required to be deducted from the balance of the Trust's cumulative COGPE account otherwise determined. If all or a portion of the Royalty Disposition Proceeds receivable in a taxation year is utilized in that year by the Trust to acquire additional oil and gas royalty interests in respect of one or more "Canadian resource properties", as defined under the Tax Act, the amount so utilized will be added, in that year, to its cumulative COGPE account. If, after taking into account all additions and deductions for any taxation year, the balance of the cumulative COGPE account of the Trust is negative at the end of such taxation year, the negative balance will be included in the income of the Trust for such year.

The Trust may deduct in computing its income for a year a "resource allowance" equal to 25% of its "adjusted resource profits" calculated in accordance with the Regulations. Generally, the Trust's adjusted resource profits will equal its income from any royalties less amounts deducted in computing its income other than deductions in respect of its cumulative COGPE, interest expense or any amount deducted in respect of distributions to Unitholders. The Trust may not deduct Crown charges reimbursed by it to AOG in the year in respect of the Royalty. The excess, if any, of reimbursed Crown charges over the resource allowance deductible by the Trust in the year is deemed to be an amount that has become payable to the Unitholders, to the extent designated by the Trust. Counsel understands that the Trust will designate the full amount of any such excess annually in respect of the Unitholders. The Trust may claim as a deduction an amount that is less than the amount of its income that is paid or payable to Unitholders in a year if it designates such amount not to have been paid or become payable to the Unitholders. This may occur for example to utilize losses from prior taxation years.

Under the Trust Indenture, an amount equal to all of the royalty, interest and dividend income of the Trust for each year, together with the taxable and non-taxable portions of any capital gains realized by the Trust in the year (net of the Trust's expenses, including interest on the Debentures, and amounts, if any, required to be retained to pay any tax liability of the Trust) will be payable to the Unitholders. Royalty Disposition Proceeds will also be payable to the Unitholders to the extent such proceeds create a negative balance in the cumulative COGPE account of the Trust as at December 31 of any year. Subject to the exceptions described below, all amounts payable to the Unitholders shall be paid by way of cash distributions.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. Further, it is possible that income received by the Trust will be used to repay the principal amount of any outstanding indebtedness (including the Debentures and the Redemption Notes). Accordingly, such income so utilized will not be payable to holders of the Trust Units by way of cash distributions. In such circumstances, such income may be payable to holders of Trust Units in the form of additional Trust Units ("**Reinvested Trust Units**") in lieu of the Trust paying tax thereon.

Where the Trust distributes property of the Trust to a Unitholder on a redemption of Trust Units, the Trust will be deemed to have disposed of the property for proceeds equal to the fair market value of such property at that time, and such proceeds may give rise to a capital gain or income to the Trust. The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption of Trust Units during the year (the "**Capital Gains Refund**"). The Capital Gains Refund in a particular year may not completely offset the Trust's tax liability for such taxation year which may arise upon distributions of property in connection with the redemption of Trust Units. The Trust Indenture accordingly provides that income of the Trust which is required to satisfy any tax liability on the part of the Trust shall not be payable to Unitholders.

For purposes of the Tax Act, the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its income for the year otherwise determined. As a result of such deduction from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, subject to the qualifications and assumptions discussed under the heading "Canadian Federal Income Tax Considerations", the Debentures and Trust Units will, on the date of closing, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (other than, with respect to the Debentures, a trust governed by a deferred profit sharing plan to which contributions are made by Advantage or a corporation with which Advantage does not deal at arm's length within the meaning of the Tax Act) and registered education savings plans under the Tax Act as in effect on the date hereof. The Manager has advised Counsel that the cost amount of foreign property of the Trust, if any, will be less than 30% of the cost amount of all property of the Trust and accordingly the Debentures and Trust Units will not constitute foreign property for such plans.

In the opinion of Counsel, based on the legislation in effect on the date hereof, the provisions of:

Insurance Companies Act (Canada);
Trust and Loan Companies Act (Canada);
Cooperative Credit Associations Act (Canada);
Pension Benefits Standards Act, 1985 (Canada);
Loan and Trust Corporations Act (Alberta);
Employment Pension Plans Act (Alberta);
Financial Institutions Act (British Columbia);
The Pension Benefits Act, 1992 (Saskatchewan);
The Insurance Act (Manitoba);
The Trustee Act (Manitoba);
The Pension Benefits Act (Manitoba);
Pension Benefits Act (Ontario);
Loan and Trust Corporations Act (Ontario);
an Act respecting insurance (Québec) (in respect of insurers other than guarantee fund corporations);
an Act respecting trust companies and savings companies (Québec) (for a trust company investing its own funds and deposits it receives and a savings company investing its funds); and
Supplemental Pension Plans Act (Québec);

would not preclude, subject to compliance with prudent investment standards or criteria, or, if applicable, investment policies, procedures or goals which have been filed, where required, with the appropriate regulatory authorities and the general investment provisions of such statutes, an investment in the Debentures by companies, corporations, pension plans or persons registered thereunder or governed thereby.

RISK FACTORS

There are certain risks inherent in an investment in the Debentures and the Trust Units and in the activities of Advantage, including the risk factors specifically enumerated in the section entitled "Risk Factors" beginning at page 42 of Advantage's AIF, which is incorporated herein by reference, and those set forth below. In particular, general economic conditions, competition and the volatility of interest rates may have an impact on distributable income of Advantage. Advantage is also subject to risks associated with debt financing, including the risk that any indebtedness may not be able to be refinanced or that the terms of such refinancing may not be as favourable as the terms of the existing indebtedness. In addition, Advantage's results of operations may be negatively affected by downturns or prolonged adverse conditions in the oil and gas industry.

Trading Market for Debentures

The Debentures comprise a new issue of securities of Advantage for which there is currently no public market. If the Debentures are traded after their initial issuance, they may trade at a discount from their initial public offering price depending on prevailing interest rates, the market for similar securities, the performance of Advantage and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

Prior Ranking Indebtedness; Absence of Covenant Protection

The Debentures will be subordinate to all Senior Indebtedness and to any indebtedness of creditors of Advantage. The Debentures will also be effectively subordinate to claims of creditors of Advantage's subsidiaries except to the extent Advantage is a creditor of such subsidiaries ranking at least pari passu with such other creditors.

The Indenture will not limit the ability of Advantage to incur additional debt or liabilities (including Senior Indebtedness) or to make distributions. The Indenture does not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving Advantage. However, the Trust Indenture of Advantage, among other things, restricts its level of indebtedness, provides operating investment guidelines, mandates the making of distributions and specifies the nature of its business.

Risks Inherent in the Proposed Acquisition of Best Pacific

The acquisition of Best Pacific is subject to normal commercial risks that the Minimum Condition and other conditions to the completion of the Offer may not be satisfied.

In addition, in the event that the Acquisition is not completed, the issuance of Debentures pursuant to the Offering will be dilutive of future cash distributions.

RELATIONSHIP AMONG THE TRUST, AOG AND CERTAIN UNDERWRITERS

Scotia Capital Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc., three of the Underwriters, are indirect wholly-owned subsidiaries of three of the lenders of AOG pursuant to the Credit Facilities. Accordingly, the Trust may be considered a connected issuer of Scotia Capital Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc. under applicable securities laws. As at June 30, 2002, approximately $93.8 million was outstanding under the Credit Facilities. See "Consolidated Capitalization of the Trust".

A portion of the net proceeds of the Offering received by the Trust will be used to repay Best Pacific's indebtedness to its principal lender, which is the parent company of National Bank Financial Inc. In addition, in the event that the acquisition of Best Pacific is not completed, the total net proceeds of the Offering will be used by the Trust to reduce outstanding indebtedness under the Credit Facilities. AOG is in compliance with all material terms of the agreement governing the Credit Facilities and none of the lenders under the Credit Facilities have waived any breach by AOG of that agreement since its execution. Neither the financial position of the Trust and AOG nor the value of the security under the Credit Facilities has changed substantially since the indebtedness under the Credit Facilities was incurred.

The decision to distribute the Debentures offered and the determination of the terms of the distribution were made through negotiations primarily between the Manager and AOG, on behalf of the Trust, and Scotia Capital Inc., on its own behalf and on behalf of the remaining Underwriters. The lenders under the Credit Facilities did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this issuance, Scotia Capital Inc., National Bank Financial Inc. and BMO Nesbitt Burns Inc. will receive their respective share of the Underwriters' fee.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

KPMG LLP, Chartered Accountants, 1200, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9, have been the auditors of the Trust since July 25, 2002.

The transfer agent and registrar for the Trust Units and Debentures is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

GASCAN ASSETS SCHEDULE OF REVENUE AND OPERATING EXPENSE

Year Ended December 31, 2001

AUDITORS' REPORT

To the Directors of
Advantage Oil & Gas Ltd. (formerly Search Energy Corp.)

We have audited the schedule of revenue and operating expenses for the year ended December 31, 2001 of the oil and gas properties (the "**Gascan Assets**") purchased by Search Energy Corp. under an agreement dated November 28, 2001 which closed on January 4, 2002. This financial information is the responsibility of the vendor of the Gascan Assets. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenue and operating expenses presents fairly, in all material respects, the revenue and operating expenses of the Gascan Assets for the year ended December 31, 2001 in accordance with the basis of presentation and accounting disclosed in notes 1 and 2.

Calgary, Canada
October 1, 2002

"KPMG LLP"
Chartered Accountants

Schedule of Revenue and Operating Expenses Associated with the Gascan Assets Acquired by Search Energy Corp. (now Advantage Oil & Gas Ltd.)
($ thousands)

	Year ended December 31, 2001
Oil and natural gas sales	$24,240
Royalties	(5,126)
	19,114
Operating Expenses	(4,023)
Excess of revenue over operating expenses	$15,091

See accompanying notes to the Schedule of Revenue and Operating Expenses

Notes to Schedule of Revenue and Operating Expenses
associated with the Gascan Assets acquired by Search Energy Corp. (now Advantage Oil & Gas Ltd.)

Year Ended December 31, 2001

1. **Basis of Presentation**

On November 28, 2001 Search Energy Corp. ("**Search**") (now Advantage Oil & Gas Ltd.) entered into a Share Purchase Agreement to purchase all of the issued and outstanding shares of 960110 Alberta Ltd. which, as of the closing date of the acquisition was the owner of the Gascan Assets. The acquisition closed on January 4, 2002.

The Schedule of Revenue and Operating Expenses includes only the revenues, royalties and operating expenses of the Gascan Assets acquired by Search. The Schedule of Revenue and Operating Expenses does not include costs not directly associated with the production of oil and natural gas. Specifically, general and administrative costs, income and capital taxes, Alberta Royalty Credit, depletion and amortization costs and site restoration costs have been excluded.

2. **Significant Accounting Policies**

(a) Revenue recognition:

Oil and natural gas sales are recognized at the time of production.

(b) Operating expenses:

Operating costs include all costs related to the lifting, gathering and processing of oil and natural gas.

(c) Joint venture operations:

A portion of the revenues and expenses from the Gascan Assets acquired are from joint venture operations with other entities and accordingly, this financial information reflects only the proportionate interest in the revenue and expenses from the Gascan Assets.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Compilation Report

To the Directors of
Advantage Oil & Gas Ltd. (formerly Search Energy Corp.)

We have reviewed, as to compilation only, the accompanying pro forma consolidated statement of operations for the year ended December 31, 2001 prepared for inclusion in this short form prospectus dated October 8, 2002 related to the sale and issue of 55,000 10% convertible unsecured subordinated debentures due November 1, 2007. In our opinion, the pro forma consolidated statement of operations has been properly compiled to give effect to the proposed transaction and assumptions described in the notes thereto.

Calgary, Canada
October 8, 2002

"KPMG LLP"
Chartered Accountants

ADVANTAGE ENERGY INCOME FUND
PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS
(unaudited)
($ thousands)

	Gascan Assets Year ended December 31, 2001	Due West Seven months ended July 31, 2001	Search January 1 to May 23, 2001	Advantage May 24 to December 31, 2001	Pro Forma Adjustments		Pro Forma
Revenue							
Petroleum and natural gas sales	$24,240	$17,228	$43,609	$38,595			$123,672
Royalties, net of ARC	(5,126)	(2,702)	(9,293)	(5,899)	(12)	(note 3a)	(23,032)
	19,114	14,526	34,316	32,696	(12)		100,640
Expenses							
Operating	4,023	2,088	4,836	7,905			18,852
General and administrative	-	8,195	6,231	1,691	(6,801)	(note 3f)	9,316
Management fee	-	-	-	372			372
Interest	-	286	880	1,882	4,416	(note 2a)	8,189
					725	(note 3b)	
Depletion, depreciation and site restoration	-	2,100	9,383	18,255	401	(note 2b)	34,368
					4,228	(note 3c)	
	4,023	12,669	21,330	30,105	2,970		71,097
Income before taxes	15,091	1,857	12,986	2,591	(2,982)		29,543
Taxes							
Current income taxes	-	112	3,212	504	241	(note 2c)	4,189
					120	(note 3d)	
Future income taxes (recovery)	-	790	3,526	(7,480)	4,418	(note 2d)	(876)
					(2,130)	(note 3e)	
	-	902	6,738	(6,976)	2,649		3,313
Net income	$15,091	$955	$6,248	$9,567	$(5,631)		$26,230
Net income per trust unit							
Basic and fully diluted							$0.97

see accompanying notes to the unaudited pro forma consolidated financial statements

ADVANTAGE ENERGY INCOME FUND

Notes to Pro Forma Consolidated Statement of Operations

As at and for the year ending December 31, 2001

(unaudited)

1. Basis of Presentation

On November 28, 2001 Search Energy Corp. ("**Search**") (now Advantage Oil & Gas Ltd.) entered into a Share Purchase agreement to purchase all of the issued and outstanding shares of 960110 Alberta Ltd. which, as of the closing date of the acquisition was the owner of the Gascan Assets. The acquisition closed on January 4, 2002.

The accompanying unaudited pro forma consolidated statement of operations has been prepared by management from the audited schedule of revenue and operating expenses for the Gascan Assets for the year ended December 31, 2001, the unaudited statement of operations for Due West Resources Inc. ("**Due West**") for the seven months ended July 31, 2001, the unaudited statement of operations of Search for the period from January 1 to May 23, 2001 and the audited statement of operations of Advantage from May 24 to December 31, 2001. In the opinion of management these pro forma consolidated financial statements include all adjustments necessary for fair presentation.

The pro forma consolidated statement of operations gives effect to the transactions described in Notes 2 and 3 as if they had occurred on January 1, 2001.

This pro forma consolidated statement of operations may not be indicative either of the results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the pro forma statement of operations are consistent with those used in the audited financial statements of Advantage prepared for the year ended December 31, 2001. This financial information should be read in conjunction with Advantage's audited financial statements for that year.

2. Basis of Presentation – Acquisition of Gascan Assets

Under the terms of the agreement, Search acquired all of the issued and outstanding shares of 960110 Alberta Ltd. which, as of the closing date of the acquisition was the owner of the Gascan Assets, for total cash consideration of $70,674,000. The acquisition was accounted for as a purchase.

(a) Interest expense of $4,416,000 has been calculated by applying applicable bank interest rates averaging 6.4% for the period to the increase of $69,000,000 in the bank loan with respect to the purchase price.

(b) Depletion and depreciation has been increased by $401,000 to reflect depletion and depreciation of the purchase price allocated to property and equipment.

(c) Current taxes has been increased by $241,000 to reflect additional large corporations tax.

(d) Future income tax expense has been increased by $4,418,000 to tax effect the pro forma income statement adjustments and the year ended December 31, 2001 income from the Gascan Assets.

3. Basis of Presentation – Due West Resources Inc.

On July 26, 2001 Advantage acquired all of the issued and outstanding common shares of Due West for total cash consideration of $60,027,000. The acquisition was accounted for as a purchase.

(a) Alberta Royalty Credit has been reduced by $12,000 to reflect the requirement of Advantage to share the maximum annual limit with its subsidiaries.

(b) Interest expense of $725,000 has been calculated by applying applicable bank interest rates averaging 6.4% for the period to the increase of $19,401,500 in the bank loan (net of proceeds of $40,262,500 related to the issuance of trust units in October 2001) with respect to the purchase price.

(c) Depletion and depreciation has been increased by $4,228,000 to reflect depletion and depreciation of the purchase price allocated to property and equipment.

(d) Current taxes have been increased by $120,000 to reflect additional large corporation tax.

(e) Future income tax expense has been reduced by $2,130,000 to tax effect the pro forma income statement adjustments.

(f) General and administrative costs of $6,801,000 have been capitalized as part of the purchase price.

CERTIFICATE OF THE TRUST

Dated: October 8, 2002

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

ADVANTAGE ENERGY INCOME FUND
BY: ADVANTAGE OIL & GAS LTD.

(signed) Kelly I. Drader
President and Chief Executive Officer

(signed) Jeffrey P. Jongmans
Vice-President, Finance and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Lamont C. Tolley
Director

(signed) Rodger A. Tourigny
Director

PROMOTER

ADVANTAGE INVESTMENT MANAGEMENT LTD.

By: (signed) Kelly I. Drader
President

CERTIFICATE OF THE UNDERWRITERS

Dated: October 8, 2002

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

By: (signed) Eric McFadden

BMO NESBITT BURNS INC.	CIBC WORLD MARKETS INC.	NATIONAL BANK FINANCIAL INC.
By: (signed) David M. Vetters	By: (signed) T. Timothy Kitchen	By: (signed) Robert B. Wonnacott

RAYMOND JAMES LTD.	TD SECURITIES INC.
By: (signed) David McGorman	By: (signed) Drew E. MacIntyre

c1047
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News release via Canada NewsWire, Calgary 403-269-7605

52

03 JUL 15 ... 7:21

Attention Business Editors:
Advantage Announces Mailing of Offer to Best Pacific Resources Ltd. Shareholders

(TSX: AVN.UN)

CALGARY, Oct. 15 /CNW/ - Advantage Energy Income Fund (TSX: AVN.UN) ("Advantage" or the "Fund") announced today that it has mailed the offer and takeover bid documents relating to the previously announced acquisition of Best Pacific Resources Ltd. ("Best Pacific") to all Best Pacific shareholders on October 11, 2002.

The offer is for $1.25 cash per share to purchase all of the outstanding common shares of Best Pacific and will be open for acceptance until 1:00 p.m. Calgary time on November 18, 2002, unless withdrawn or extended. The offer is conditional upon, among other things, there being validly deposited under the offer and not withdrawn at least 66 2/3% of the outstanding Best Pacific shares (calculated on a diluted basis).

%SEDAR: 00016522E

-0- 10/15/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/

(AVN.UN.)

CO: Advantage Energy Income Fund
ST:
IN: OIL
SU: OFR

-30-

CNW 13:34e 15-OCT-02

News release via Canada NewsWire, Calgary 403-269-7605

53

Attention Business Editors:
Advantage Energy Income Fund Announces Closing of $55 Million Convertible Debenture Financing

(TSX: AVN.UN)

CALGARY, Oct. 18 /CNW/ - Advantage Energy Income Fund (TSX: AVN.UN) ("Advantage" or the "Fund") announced today the closing of the previously announced issue of $55 million principal amount of 10% convertible unsecured subordinated debentures. The offering was made on a bought deal basis through a syndicate of underwriters led by Scotia Capital and included BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., Raymond James Ltd. and TD Securities Inc. The debentures mature on November 1, 2007, pay interest semi-annually and are convertible at the option of the holder into trust units of Advantage at $13.30 per unit plus accrued and unpaid interest. The debentures are listed for trading on the TSX (AVN.DB).

The net proceeds of the offering will be used to fund the previously announced acquisition of Best Pacific Resources Ltd. ("Best Pacific") (TSX: BPG) and to repay Best Pacific's indebtedness to its principal lender. Advantage mailed its offer and takeover bid documents to all Best Pacific shareholders on October 11, 2002. The offer is for $1.25 cash per share to purchase all of the outstanding common shares of Best Pacific and is open for acceptance until 1:00 p.m. (Calgary time) on November 18, 2002, unless withdrawn or extended. The offer is conditional upon, among other things, there being validly deposited under the offer and not withdrawn at least 66 2/3% of the outstanding Best Pacific shares (calculated on a diluted basis). In the event the proposed acquisition is not completed, the net proceeds will be used to reduce bank indebtedness, which has been or may be used to fund property acquisitions, capital expenditures and general corporate expenditures.

The debentures offered have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and were not offered or sold in the United States. The offer was made in Canada only pursuant to a short form prospectus.

%SEDAR: 00016522E

-0- 10/18/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: FNC

-30-

CNW 11:02e 18-OCT-02

c3435
r f BC-Advantage-takeover 11-18 0413
News release via Canada NewsWire, Calgary 403-269-7605

54

Attention Business Editors:
Advantage Energy Income Fund Completes Take-Over Bid for Best Pacific Resources Ltd.

CALGARY, Nov. 18 /CNW/ - Advantage Energy Income Fund ("Advantage" or the "Fund") (AVN.UN-TSX) announces the acceptance of its $1.25 per share cash offer to acquire all of the common shares of Best Pacific Resources Ltd. ("Best Pacific") (BPG-TSX) by Best Pacific shareholders.

A total of 21,843,021 Best Pacific common shares were tendered under the Offer, which was made by the Fund's wholly-owned subsidiary, Advantage Oil & Gas Ltd. ("AOG"). The number of shares tendered represents approximately 95% of the Best Pacific shares outstanding. AOG intends to take up the tendered shares immediately and expects that the depository will be in a position to mail cheques for the Best Pacific Shares tendered by no later than November 21, 2002. AOG intends to acquire the remaining shares of Best Pacific by compulsory acquisition for $1.25 per share in cash.

Mr. Kelly Drader, President & CEO of Advantage stated that, "This acquisition is consistent with our strategy of focusing on natural gas and light oil properties. This transaction will be accretive to Advantage's 2003 cash flow both immediately and on a fully diluted basis and will provide the Fund with numerous low risk development opportunities."

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

%SEDAR: 00016522E

-0- 11/18/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393, E-mail: gary.bourgeois(at)sympatico.ca; Advantage Energy Income Fund, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: TNM

-30-

CNW 17:51e 18-NOV-02

c3332
r f BC-Advantage-results 11-18 4619
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Advantage Announces Financial Results For The Quarter Ended September 30, 2002

CALGARY, Nov. 18 /CNW/ - Advantage is pleased to announce its unaudited operating and financial results for the three months ended September 30, 2002.
<<

FINANCIAL AND OPERATING HIGHLIGHTS
(thousands of dollars except per Unit amounts)

	Three months ended Sept. 30, 2002	Three months ended Sept. 30, 2001	Nine months ended Sept. 30, 2002	For the period May 24, 2001 to Sept. 30, 2001
Financial				
Oil & natural gas revenue	$ 21,449	$ 16,362	$ 62,548	$ 23,796
Cash flow from operations	$ 10,600	$ 8,527	$ 32,180	$ 12,892
per Unit	$ 0.39	$ 0.66	$ 1.19	$ 1.00
Net income	$ 5,357	$ 3,655	$ 9,285	$ 5,617
per basic and diluted Unit	$ 0.20	$ 0.28	$ 0.34	$ 0.44
Cash distributions	$ 10,569	$ 9,241	$ 32,249	$ 12,834
per Unit	$ 0.39	$ 0.72	$ 1.19	$ 1.00
Percentage of cash flow distributed	100%	108%	100%	100%
Capital expenditures				
Property & equipment	$ 15,165	$ 3,271	$ 36,026	$ 3,442
Gascan acquisition	$ 64	$ -	$ 70,668	$ -
Due West acquisition	$ -	$ 60,027	$ -	$ 60,027
Property acquisition	$ -	$ -	$ 3,800	$ -
Bank debt	$104,700	$ 88,567	$104,700	$ 88,567
Units outstanding (millions)	27.1	12.8	27.1	12.8
Operating				
Production				
Natural gas (mcf/d)	48,259	24,330	43,813	23,561
Light oil and NGLs (bbls/d)	2,140	1,877	2,166	1,727
Heavy oil (bbls/d)	489	1,193	733	1,235
Total (boe/d 6:1)	10,672	7,125	10,201	6,889
Average prices (including hedging)				
Natural gas ($/mcf)	$ 3.01	$ 3.29	$ 3.19	$ 3.83
Light oil & NGLs ($/bbl)	$ 34.89	$ 34.91	$ 32.52	$ 35.36
Heavy oil ($/bbl)	$ 27.06	$ 28.26	$ 25.92	$ 26.50
Cash flow netback ($/boe)	$ 10.79	$ 13.01	$ 11.55	$ 14.40

CASH DISTRIBUTIONS TO UNITHOLDERS

The Fund declared three distributions during the quarter totalling $0.39

per Unit. Each distribution amounted to $0.13 per Unit, payable on August 15, September 16 and October 15 to Unitholders of record on July 31, August 30 and September 30 respectively. Since its inception the Fund has made distributions which in total amount to $2.64 per Unit.

The level of cash distribution was increased by 38% for the month of October (payable November 15) to $0.18 per Unit. This reflects increases in natural gas production from the recent drilling programs at Medicine Hat and Vermilion as well as a significant strengthening of commodity prices. We expect distributions to remain stable at the $0.18 per Unit level with future changes dependent on the price of natural gas and crude oil.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or the "Fund") for the quarter ended September 30, 2002 and should be read in conjunction with the financial statements contained within this press release and the audited financial statements and MD&A for the period ended December 31, 2001.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

PRODUCTION

During the three months ended September 30, 2002 Advantage's natural gas production nearly doubled to 48.3 mmcf/d as compared to 24.3 mmcf/d for the quarter ended September 30, 2001. The increase in natural gas production is due to i) successful drilling and recompletion programs, the most significant of which were conducted at Vermilion and Medicine Hat, ii) a property exchange transaction in the Vermilion area, and iii) the acquisition of Due West Resources in August 2001 and Gascan Resources in January of 2002. As a result of the completion of the Medicine Hat drilling program in the third quarter of 2002 Advantage's current production in the Medicine Hat area has increased to approximately 20 mmcf/d up from 12.3 mmcf/d during the third quarter of 2002 which brings the Fund's current total natural gas production to approximately 57 mmcf/d.

Crude oil and natural gas liquids production averaged 2,629 bbls/d in the third quarter of 2002 compared to 3,070 bbls/d for the quarter ending September 30, 2001. The majority of this decline is due to lower production of heavy oil which occurred as a result of a swap transaction in which Advantage disposed of 100 percent of it's heavy oil production for additional working interests in natural gas properties at Vermilion. The swap was effective September 1, 2002.

Production of light oil and NGLs increased by 14% compared to the third quarter of 2001 rising to 2,140 bbls/d from 1,877 bbls/d. Light oil production increased as a result of the acquisitions of Due West Resources in August 2001 and Gascan Resources in January of 2002. Additional production increases of light oil have resulted from the drilling of two successful horizontal oil wells at Acheson.

PRICES

During the three months ended September 30, 2002 Advantage's natural gas price averaged $3.10 per mcf ($3.01 per mcf including hedging) compared to $3.21 per mcf ($3.29 per mcf including hedging) in the third quarter of 2001. For the three months ended September 30, 2002 NYMEX prices average $US 3.28 per mcf while AECO daily prices averaged $3.15 per mcf.

Natural gas prices were relatively weak during the third quarter due to the seasonal slowdown in demand, unscheduled pipeline maintenance in Alberta and concerns over the high level of natural gas in storage as we approach the winter heating season. More recently, however, both daily spot and winter futures prices have strengthened with concerns over diminishing North American supply and the uncertainty surrounding the winter heating season. Currently

winter natural gas is trading in the $5.35 to $5.50 per mcf range.

Crude oil and NGL prices averaged $37.82 per barrel ($33.43 per barrel including hedging) in the third quarter of 2002 compared to $32.33 per barrel ($31.88 per barrel including hedging) in the three months ended September 30, 2001. Advantage's light oil and NGLs averaged $38.48 per barrel in the third quarter of 2002 compared to $34.91 per barrel for the third quarter of 2001. Heavy oil prices continued to be strong in the third quarter of 2002 averaging $34.93 per barrel compared to $28.26 per barrel in the third quarter of 2001. WTI crude oil averaged US$28.30 per barrel in the third quarter of 2002 compared to US$26.76 per barrel for the three months ended September 30, 2001. We anticipate continued strength in crude oil prices due to historically low inventory levels in the U.S. and the ongoing situation concerning Iraq.

HEDGING

During the third quarter of 2002 the Fund announced that it had entered into several new hedging contracts, which provide Unitholders with downside commodity price protection while retaining a significant portion of the upside. Through a series of collars and fixed price contracts the Fund has now hedged approximately 70 percent of its anticipated natural gas production for the period November 2002 to March 2003 at an average minimum floor price of $4.95 per mcf. This floor price represents a 43% increase over the average AECO natural gas price received by the Fund during the past 12 months. In addition the Fund has hedged 1,000 barrels per day of crude oil for the period November 2002 to January 2003 at a price of Cdn$43.57 per barrel. The Fund will continue to hedge a substantial portion of its production for periods ranging from six months to one year in order to add stability to the level of cash distributions to Unitholders. (See note 5 to the financial statements for details on Advantage's hedging contracts).

CASH FLOW NETBACK

Advantage's cash flow netback during the three months ended September 30, 2002 averaged $10.79 per boe compared to $13.01 per boe for the third quarter of 2001. The lower netback realized in the third quarter of 2002 is primarily due to lower natural gas prices partially offset by lower per boe general and administrative, interest and tax costs.

Breakdown of cash flow per boe	Three months ended Sept. 30, 2002	Three months ended Sept. 30, 2001
Crude oil & natural gas sales	$ 23.33	$ 24.89
Hedging gains (losses)	$ (1.48)	$ 0.08
Government & other royalties	$ (4.26)	$ (4.08)
Operating costs	$ (4.97)	$ (4.98)
General and administrative	$ (0.54)	$ (1.01)
Management fees	$ (0.19)	$ (0.24)
Interest & taxes	$ (1.10)	$ (1.65)
Cash flow from operations per boe	$ 10.79	$ 13.01

ROYALTIES

During the third quarter of 2002 Advantage's royalties amounted to $4.2 million (18.3% of revenue) as compared to $2.7 million (16.4% of revenue) in the third quarter of 2001. The increase in royalties is due to the substantial increase in revenues in 2002. The higher royalty rate in 2002 reflects higher oil prices received by the Fund compared to 2001 and the addition of higher royalty rate production in 2002.

OPERATING COSTS

Operating costs for the three months ended September 30, 2002 amounted to $4.9 million or $4.97 per boe compared to $3.3 million or $4.98 per boe in the third quarter of 2001. The increase in operating costs in the third quarter of 2002 reflects the 50 percent increase in boe production over 2001. Looking forward the Fund's per unit operating costs are expected to decline as a result of increased production from lower cost natural gas properties.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative expense ("G&A") in the third quarter of 2002 averaged $0.54 per boe compared to $1.01 per boe in the third quarter of 2001. Lower per boe G&A in 2002 is the result of a 50% increase in boe production volumes while G&A costs declined by 19%.

Management fees for the three months ended September 30, 2002 amounted to $186,000 or $0.19 per boe compared to $157,000 or $0.24 per boe in the third quarter of 2001. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At September 30, 2002 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Funds performance for the first nine months of 2002 as the actual amount is only calculated and paid on an annual basis. There is no certainty that the $10.9 million fee accrued in the financial statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be paid in Advantage Units.

INTEREST

Interest expense for the three months ended September 30, 2002 amounted to $1.2 million ($1.26 per boe) compared to $0.9 million ($1.38 per boe) for the third quarter of 2001. Higher interest expense in the third quarter of 2002 is the result of higher debt balances in 2002 partially offset by lower interest rates.

TAXES

Current taxes are comprised primarily of capital tax, which amounted to $205,000 for the three months ended September 30, 2002 compared to $175,000 for the same period of 2001. Capital taxes are determined based on debt and equity levels at the end of the year. Also included within the current tax balance in the third quarter of 2002 was a tax refund of $0.4 million related to prior year's tax returns. For the three months ended September 30, 2002 a future income tax recovery of $11.4 million was included in income compared to a $2.4 million recovery for the comparable period in 2001.

DISTRIBUTIONS

Cash distributions for the three months ended September 30, 2002 amounted to $10.6 million or $0.39 per Unit. Since inception of the Fund in May 2001 Advantage has distributed $54.3 million or $2.64 per Unit. The distribution for the month of October was increased by 38% to $0.18 per Unit as a result of increased natural gas production and strengthening commodity prices.

DEPLETION, DEPRECIATION AND SITE RESTORATION

The depletion, depreciation and site restoration rate for the third quarter of 2002 was $10.64 per boe compared to $11.03 per boe for the third quarter of 2001. The lower per boe rate in 2002 reflects the addition of reserves at a lower cost in 2002 offset by the acquisition accounting used for

Due West and Gascan.

LIQUIDITY AND CAPITAL RESOURCES

Advantage's capital expenditures on development activities for the quarter ending September 30, 2002 were $15.2 million. Expenditures were made primarily in the Medicine Hat area where 58 shallow gas wells were drilled, completed, tied-in and facilities were added at a total cost of $9.9 million. In addition, $1.2 million was expended at Vermilion where three natural gas wells drilled in the second quarter were completed and tied-in. Capital expenditures for the nine months ended September 30, 2002 amounted to $36.0 million with an additional $3.8 million incurred on the Medicine Hat property acquisition and $70.7 million incurred on the acquisition of Gascan Resources.

On October 18, 2002 Advantage issued $55 million of 10% convertible unsecured subordinated debentures. The debentures mature on November 1, 2007, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $13.30 per Unit plus accrued and unpaid interest. The net proceeds of the debenture offering will be used to fund the acquisition of Best Pacific Resources Ltd. The Best Pacific acquisition is expected to have a net purchase price of approximately $51.7 million and is scheduled to close on November 18, 2002.

Advantage currently has lines of credit in place of $110 million composed of a $103 million extendible revolving loan facility and a $7 million operating loan facility. The credit facility is secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows and is subject to renewal on June 15, 2003. The Fund's line of credit is presently under review and is expected to be increased upon closing of the Best Pacific acquisition.

OUTLOOK

Advantage anticipates strong operating and financial results for the fourth quarter of 2002. Significant natural gas production has been added as a result of the completion of the Medicine Hat shallow gas drilling program and the drilling and completion of three successful natural gas wells at Vermilion. This, coupled with the recent strengthening of natural gas prices will provide the Fund with significantly higher cash flows. In addition hedging contracts entered into in the third quarter will provide increased stability to future cash flows and allow the Fund to maintain the current level of distributions into the first quarter of 2003.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

	September 30, 2002 (unaudited)	December 31, 2001
Assets		
Current assets		
Cash	$ 231	$ -
Accounts receivable	16,800	13,102
	17,031	13,102
Deposit (note 1)	-	6,900
Property and equipment (note 1)	344,801	214,322
	$361,832	$234,324

Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 22,309	$ 13,624
Non-cash performance incentive (note 6)	10,900	-
Cash distributions payable to Unitholders (note 4)	3,523	3,690
Bank debt (note 2)	104,700	889
	141,432	18,203
Long-term debt (note 2)	-	23,167
Provision for future site restoration	3,709	3,096
Future income taxes	86,664	55,297
	231,805	99,763
Unitholders' equity		
Unitholders' capital (note 3)	147,045	128,616
Accumulated income	37,329	28,044
Accumulated cash distributions	(54,347)	(22,099)
	130,027	134,561
	$361,832	$234,324

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME
(thousands of dollars) (unaudited)

	Three months ended Sept. 30, 2002	Three months ended Sept. 30, 2001	Nine months ended Sept. 30, 2002	For the period May 24, 2001 to Sept. 30, 2001
Revenue				
Oil and natural gas	$ 21,449	$ 16,362	$ 62,548	$ 23,796
Royalties, net of Alberta Royalty Credit	(4,182)	(2,676)	(11,696)	(4,009)
	17,267	13,686	50,852	19,787
Expenses				
Operating	4,875	3,263	13,134	4,484
General and administrative	531	659	1,769	910
Management fee	186	157	566	230
Interest	1,236	905	3,004	1,062
Depletion, depreciation & site restoration	10,574	7,297	28,907	9,537
Non-cash performance incentive (note 6)	6,100	-	10,900	-
	23,502	12,281	58,280	16,223
Income (loss) before taxes	(6,235)	1,405	(7,428)	3,564
Future income tax recovery	(11,431)	(2,425)	(16,912)	(2,262)
Current taxes	(161)	175	199	209

Net income	5,357	3,655	9,285	5,617
Accumulated income, beginning of period	31,972	20,439	28,044	18,477
Accumulated income, end of period	$ 37,329	$ 24,094	$ 37,329	$ 24,094
Net income per Trust Unit (note 3) Basic and diluted	$ 0.20	$ 0.28	$ 0.34	$ 0.44

CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of dollars) (unaudited)

	Three months ended Sept. 30, 2002	Three months ended Sept. 30, 2001	Nine months ended Sept. 30, 2002	For the period May 24, 2001 to Sept. 30, 2001
Operating Activities				
Net income	$ 5,357	$ 3,655	$ 9,285	$ 5,617
Add (deduct) items not requiring cash:				
Non-cash performance incentive (note 6)	6,100	-	10,900	-
Future income tax recovery	(11,431)	(2,425)	(16,912)	(2,262)
Depletion, depreciation & site restoration	10,574	7,297	28,907	9,537
Cash flow from operations	10,600	8,527	32,180	12,892
Changes in non-cash working capital	4,312	(563)	4,955	(2,808)
Cash provided by operating activities	14,912	7,964	37,135	10,084
Financing Activities				
Units issued, net of costs (note 3)	(1)	(73)	18,429	(84)
Increase in long-term debt	11,200	60,917	81,533	62,352
Cash distributions to Unitholders (note 4)	(10,569)	(10,010)	(32,415)	(10,010)
Cash provided by financing activities	630	50,834	67,547	52,258
Investing Activities				
Expenditures on property and equipment	(15,165)	(3,271)	(36,026)	(3,442)
Acquisition of Gascan Resources Ltd. (note 1)	(64)	-	(63,768)	-
Acquisition of Due West Resources	-	(60,027)	-	(60,027)

Property acquisitions	-	-	(3,800)	-
Changes in non-cash working capital	232	5,082	32	(1,325)
Cash used in investing activities	(14,997)	(58,216)	(103,562)	(64,794)
Net increase (decrease) in cash	545	582	1,120	(2,452)
Cash (bank indebtedness), beginning of period	(314)	(1,335)	(889)	1,699
Cash (bank indebtedness), end of period	$ 231	$ (753)	$ 231	$ (753)
Cash taxes paid	$ 434	$ 88	$ 1,104	$ 298
Cash interest paid	$ 897	$ 912	$ 3,178	$ 1,069

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2001 except as described in note 2. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the period ended December 31, 2001 as set out in Advantage's Annual Report.

1. ACQUISITION OF GASCAN RESOURCES LTD

On January 4, 2002 Advantage acquired the crude oil and natural gas assets of Gascan Resources Ltd. ("Gascan") for cash consideration of $70.6 million. Included on the December 31, 2001 balance sheet is a deposit of $6.9 million which was applied against the purchase price. The balance of the acquisition cost was financed through available lines of credit. Results from operations are included in the Fund's financial statements from the date of acquisition. The acquisition is being accounted for as a purchase as of the closing date of the acquisition. The purchase price has been allocated as follows:

Net assets acquired and liabilities assumed:	
Property & equipment	$ 108,561
Future income taxes	(37,893)
	$ 70,668
Consideration:	
Cash	$ 69,000
Acquisition costs incurred	1,668
	$ 70,668

2. BANK DEBT

Effective January 1, 2002 a change in generally accepted accounting

principles requires that all credit facilities that are revolving in nature and are due within one year must be disclosed as part of current liabilities. Advantage has an agreement with a Canadian chartered bank which provides for a $103 million extendible revolving loan facility and a $7 million operating loan facility both of which are subject to renewal on June 15, 2003. The loan's interest rate is based on either prime or bankers acceptances' rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. For the purpose of the cash flow statement the bank overdraft amount is considered cash equivalents.

3. UNITHOLDERS' CAPITAL

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued	Number of Units	Amount
Balance at December 31, 2001	24,598,782	$128,616
Issued for cash, net of costs	2,500,000	18,429
Balance at September 30, 2002	27,098,782	$147,045

On January 29, 2002 Advantage issued 2,500,000 Trust Units at $7.90 per Trust Unit for net proceeds of $18,429,000 (net of issue costs of $1,321,000).

(c) Trust Units Rights Incentive Plan

Effective June 25, 2002 a Trust Units Rights Incentive Plan for external Directors of the Fund was established and approved by the Unitholders of Advantage. A total of 250,000 Units have been reserved for issuance under the plan. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years. At the option of the rights holder the exercise price of the rights can be adjusted downwards over time based upon distributions made by the Trust to Unitholders. No compensation expense is recognized for the rights plan when the rights are issued. Any consideration received on exercise of the Unit right is credited to share capital. At September 30, 2002 there were 175,000 rights outstanding.

	September 30, 2002	
	Number	Price
Granted during 2002	175,000	$ 11.38
Reduction of exercise price		(0.26)
Balance end of period	175,000	$ 11.12

4. CASH DISTRIBUTIONS

Cash distributions to Unitholders were declared as follows:

Period ended	Record date	Payment date	Distribution	Distribution per Unit

July 31, 2002	July 31, 2002	Aug. 15, 2002	$ 3,523	$ 0.13
Aug. 31, 2002	Aug. 30, 2002	Sept. 16, 2002	$ 3,523	0.13
Sept. 30, 2002	Sept. 30, 2002	Oct. 15, 2002	$ 3,523	0.13
			$ 10,569	$ 0.39

5. FINANCIAL INSTRUMENTS

As at September 30, 2002 the following financial instruments were outstanding:

Instrument	Quantity	Terms	Effective period
Natural Gas - AECO			
Swap	18,000 gj/d	$3.51/gj	Nov. 1, 2001 - Oct. 31, 2002
Call	12,000 gj/d	$3.76/gj	Nov. 1, 2001 - Oct. 31, 2002 (cost Cdn$0.47/gj)
Put	500 gj/d	$4.60/gj	Jan. 1, 2002 - Dec. 31, 2002
Collar	6,000 gj/d	$4.75 - $6.00/gj	Nov. 1, 2002 - Mar. 31, 2003
Swap	5,000 gj/d	$4.50/gj	Sept. 1, 2002 - Feb. 28, 2003
Swap	7,500 gj/d	$4.74/gj	Oct. 1, 2002 - Mar. 31, 2003
Collar	7,500 gj/d	$4.75 - $5.93/gj	Nov. 1, 2002 - Mar. 31, 2003
Swap	5,000 gj/d	$4.93/gj	Oct. 1, 2002 - Mar. 31, 2003
Collar	8,000 gj/d	$4.50 - $6.00/gj	Oct. 1, 2002 - Mar. 31, 2003
Crude oil - WTI			
Swap	2,000 bbls/d	US$23.27/bbl	Nov. 1, 2001 - Oct. 31, 2002
Call	1,335 bbls/d	US$24.27/bbl	Nov. 1, 2001 - Oct. 31, 2002 (cost US$1.96/bbl)
Collar	5,000 bbls/ month	US$20.00 - 30.00/bbl	Jan. 1, 2002 - Dec. 31, 2002
Swap	1,000 bbls/d	Cdn$43.57/bbl	Nov. 1, 2002 - Jan. 31, 2003

>>

As at September 30, 2002 the cost to settle the hedges outstanding was approximately $1.1 million for the crude oil hedges and $3.1 million for the natural gas hedges.

6. NON-CASH PERFORMANCE INCENTIVE

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At September 30, 2002 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first nine months performance as the actual amount is only calculated and paid on an annual basis.

The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2002 opening Unit Price was $8.02. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. It is expected that the fee will be paid to the Manager in Advantage Units. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

7. SUBSEQUENT EVENTS

On October 18, 2002 Advantage issued $55 million principle amount of 10% convertible unsecured subordinated debentures. The debentures mature on November 1, 2007, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $13.30 per Unit plus accrued and unpaid interest. The debentures and the related interest obligations will be classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. Issue cost associated with the convertible debentures approximated $2.6 million.

The net proceeds of the debenture offering will be used to fund the acquisition of Best Pacific Resources Ltd. ("Best Pacific") which was announced on September 30, 2002 and to repay Best Pacific's indebtedness to its principal lender. Advantage mailed its offer and takeover bid documents to all Best Pacific shareholders on October 11, 2002. The offer is for $1.25 cash per share to purchase all of the outstanding common shares of Best Pacific. The transaction is expected to have a net purchase price at closing, after adjustments and fees, of approximately $51.7 million.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

%SEDAR: 00016522E

-0- 11/18/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, Toll free: 1-866-393-0393, ADVANTAGE ENERGY INCOME FUND, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 15:21e 18-NOV-02

News release via Canada NewsWire, Calgary 403-269-7605

56

Attention Business/Financial Editors:
Advantage Declares Monthly Distribution

(TSE: AVN.UN)

CALGARY, Nov. 19 /CNW/ - Advantage Energy Income Fund reports a cash distribution at the rate of $0.18 per unit will be payable on December 16, 2002, to Unitholders of record at the close of business on November 29, 2002. The ex-distribution date is November 27, 2002.

The current rate of distribution represents an annualized cash-on-cash yield of 16.7% on the November 18, 2002 closing price of $12.94.

%SEDAR: 00016522E

-0- 11/19/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393, Advantage Energy Income Fund, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: DIV

-30-

CNW 12:12e 19-NOV-02

57

MANAGEMENT'S DISCUSSION & ANALYSIS

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or the "Fund") for the quarter ended September 30, 2002 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the period ended December 31, 2001.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

PRODUCTION

During the three months ended September 30, 2002 Advantage's natural gas production nearly doubled to 48.3 mmcf/d as compared to 24.3 mmcf/d for the quarter ended September 30, 2001. The increase in natural gas production is due to i) successful drilling and recompletion programs, the most significant of which were conducted at Vermilion and Medicine Hat, ii) a property exchange transaction in the Vermilion area, and iii) the acquisition of Due West Resources in August 2001 and Gascan Resources in January of 2002. As a result of the completion of the Medicine Hat drilling program in the third quarter of 2002 Advantage's current production in the Medicine Hat area has increased to approximately 20 mmcf/d up from 12.3 mmcf/d during the third quarter of 2002 which brings the Fund's current total natural gas production to approximately 57 mmcf/d.

Crude oil and natural gas liquids production averaged 2,629 bbls/d in the third quarter of 2002 compared to 3,070 bbls/d for the quarter ending September 30, 2001. The majority of this reduction is due to lower volumes of heavy oil which occurred as a result of a swap transaction in which Advantage disposed of 100 percent of it's heavy oil production for additional working interests in natural gas properties at Vermilion. The swap was effective September 1, 2002.

Production of light oil and NGLs increased by 14% compared to the third quarter of 2001 rising to 2,140 bbls/d from 1,877 bbls/d. Light oil production increased as a result of the acquisitions of Due West Resources in August 2001 and Gascan Resources in January of 2002. Additional production increases of light oil have resulted from the drilling of two successful horizontal oil wells at Acheson.

PRICES

During the three months ended September 30, 2002 Advantage's natural gas price averaged $3.10 per mcf ($3.01 per mcf including hedging) compared to $3.21 per mcf ($3.29 per mcf including hedging) in the third quarter of 2001. For the three months ended September 30, 2002 NYMEX prices average $US 3.28 per mcf while AECO daily prices averaged $3.15 per mcf.

Natural gas prices were relatively weak during the third quarter due to the seasonal slowdown in demand, unscheduled pipeline maintenance in Alberta and concerns over the high level of natural gas in storage as we approach the winter heating season. More recently, however, both daily spot and winter futures prices have strengthened with concerns over diminishing North American supply and the uncertainty surrounding the winter heating season. Currently winter natural gas is trading in the $5.35 to $5.50 per mcf range.

Crude oil and NGL prices averaged $37.82 per barrel ($33.43 per barrel including hedging) in the third quarter of 2002 compared to $32.33 per barrel ($31.88 per barrel including hedging) in the three months ended September 30, 2001. Advantage's light oil and NGLs averaged $38.48 per barrel in the third quarter of 2002 compared to $34.91 per barrel for the third quarter of 2001. Heavy oil prices continued to be strong in the third quarter of 2002 averaging $34.93 per barrel compared to $28.26 per barrel in the third quarter of 2001. WTI crude oil averaged US$28.30 per barrel in the third quarter of 2002 compared to US$26.76 per barrel for the three months ended September 30, 2001. We anticipate continued strength in crude oil prices due to historically low inventory levels in the U.S. and the ongoing situation concerning Iraq.

HEDGING

During the third quarter of 2002 the Fund announced that it had entered into several new hedging contracts, which provide Unitholders with downside commodity price protection while retaining a significant portion of the upside. Through a series of collars and fixed price contracts the Fund has now hedged approximately 67 percent of its anticipated natural gas production for the period November 2002 to March 2003 at an average minimum floor price of $4.95 per mcf. This floor price represents a 43% increase over the average AECO natural gas price received by the Fund during the past 12 months. In addition the Fund has hedged 1,000 barrels per day of crude oil for the period November 2002 to January 2003 at a price of Cdn$43.57 per barrel. The Fund will continue to hedge a substantial portion of its production for periods ranging from six months to one year in order to add stability to the level of cash distributions to Unitholders. (See note 5 to the financial statements for details on Advantage's hedging contracts).

CASH FLOW NETBACK

Advantage's cash flow netback during the three months ended September 30, 2002 averaged $10.79 per boe compared to $13.01 per boe for the third quarter of 2001. The lower netback realized in the third quarter of 2002 is primarily due to lower natural gas prices partially offset by lower per boe general and administrative, interest and tax costs.

Breakdown of cash flow per boe	Three months ended Sept. 30, 2002	Three months ended Sept. 30, 2001
Crude oil & natural gas sales	$ 23.33	$ 24.89
Hedging gains (losses)	$ (1.48)	$ 0.08
Government & other royalties	$ (4.26)	$ (4.08)
Operating costs	$ (4.97)	$ (4.98)
General and administrative	$ (0.54)	$ (1.01)
Management fees	$ (0.19)	$ (0.24)
Interest & taxes	$ (1.10)	$ (1.65)
Cash flow from operations per boe	$ 10.79	$ 13.01

ROYALTIES

During the third quarter of 2002 Advantage's royalties amounted to $4.2 million (18.3% of revenue) as compared to $2.7 million (16.4% of revenue) in the third quarter of 2001. The increase in royalties is due to the substantial increase in revenues in 2002. The higher royalty rate in 2002 reflects higher oil prices received by the Fund compared to 2001 and the addition of higher royalty rate production in 2002.

OPERATING COSTS

Operating costs for the three months ended September 30, 2002 amounted to $4.9 million or $4.97 per boe compared to $3.3 million or $4.98 per boe in the third quarter of 2001. The increase in operating costs in the third quarter of 2002 reflects the 50 percent increase in boe production over 2001. Looking forward the Fund's per Unit operating costs are expected to decline as a result of increased production from lower cost natural gas properties.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative expense ("G&A") in the third quarter of 2002 averaged $0.54 per boe compared to $1.01 per boe in the third quarter of 2001. Lower per boe G&A in 2002 is the result of a 50% increase in boe production volumes while G&A costs declined by 19%.

Management fees for the three months ended September 30, 2002 amounted to $186,000 or $0.19 per boe compared to $157,000 or $0.24 per boe in the third quarter of 2001. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At September 30, 2002 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Funds performance for the first nine months of 2002 as the actual amount is calculated and paid on an annual basis only. There is no certainty that the $10.9 million fee accrued in the financial statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be paid in Advantage Units.

INTEREST

Interest expense for the three months ended September 30, 2002 amounted to $1.2 million ($1.26 per boe) compared to $0.9 million ($1.38 per boe) for the third quarter of 2001. Higher interest expense in the third quarter of 2002 is the result of higher debt balances in 2002 partially offset by lower interest rates.

TAXES

Current taxes are comprised primarily of capital tax, which amounted to $205,000 for the three months ended September 30, 2002 compared to $175,000 for the same period of 2001. Capital taxes are determined based on debt and equity levels at the end of the year. Also included within the current tax balance in the third quarter of 2002 was a tax refund of $0.4 million related to prior year's tax returns. For the three months ended September 30, 2002 a future income tax recovery of $11.4 million was included in income compared to a $2.4 million recovery for the comparable period in 2001.

DISTRIBUTIONS

Cash distributions for the three months ended September 30, 2002 amounted to $10.6 million or $0.39 per Unit. Since inception of the Fund in May 2001 Advantage has distributed $54.3 million or $2.64 per Unit. The distribution for the month of October was increased by 38% to $0.18 per Unit as a result of increased natural gas production and strengthening commodity prices.

DEPLETION, DEPRECIATION AND SITE RESTORATION

The depletion, depreciation and site restoration rate for the third quarter of 2002 was $10.64 per boe compared to $11.03 per boe for the third quarter of 2001. The lower per boe rate in 2002 reflects the addition of reserves at a lower cost in 2002 offset by the acquisition accounting used for Due West and Gascan.

LIQUIDITY AND CAPITAL RESOURCES

Advantage's capital expenditures on development activities for the quarter ending September 30, 2002 were $15.2 million. Expenditures were made primarily in the Medicine Hat area where 58 shallow gas wells were drilled, completed, tied-in and facilities were added at a total cost of $9.9 million. In addition, $1.2 million was expended at Vermilion where three natural gas wells drilled in the second quarter were completed and tied-in. Capital expenditures for the nine months ended September 30, 2002 amounted to $36.0 million with an additional $3.8 million incurred on the Medicine Hat property acquisition and $70.7 million incurred on the acquisition of Gascan Resources.

On October 18, 2002 Advantage issued $55 million of 10% convertible unsecured subordinated debentures. The debentures mature on November 1, 2007, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $13.30 per Unit plus accrued and unpaid interest. The net proceeds of the debenture offering will be used to fund the acquisition of Best Pacific Resources Ltd. The Best Pacific acquisition is expected to have a net purchase price of approximately $51.7 million and is scheduled to close on November 18, 2002.

Advantage currently has lines of credit in place of $110 million composed of a $103 million extendible revolving loan facility and a $7 million operating loan facility. The credit facility is secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows and is subject to renewal on June 15, 2003. The Fund's line of credit is presently under review and is expected to be increased upon closing of the Best Pacific acquisition.

OUTLOOK

Advantage anticipates strong financial and operating results for the fourth quarter of 2002. Significant natural gas production has been added as a result of the completion of the Medicine Hat shallow gas drilling program and the drilling and completion of three successful natural gas wells at Vermilion. This, coupled with the recent strengthening of natural gas prices will provide the Fund with significantly higher cash flows. In addition hedging contracts entered into in the third quarter will provide increased stability to future cash flows and allow the Fund to maintain the current level of distributions into the first quarter of 2003.

Kelly I. Drader
President & CEO

Patrick J. Cairns
Senior Vice President

November 18, 2002

ADVANTAGE

ENERGY INCOME FUND

The Fund announced a 38% increase in the October 2002 cash distribution reflecting solid drilling results at Medicine Hat and Vermilion and strengthening commodity prices.

Q3

2002 THIRD QUARTER REPORT

AVN.UN

Advantage Energy Income Fund was formed on May 23, 2001 through the reorganization of Search Energy Corp. The Fund's primary objective is to provide investors with a low risk investment in the oil and gas industry, while generating superior returns compared with investment alternatives.

FINANCIAL AND OPERATING HIGHLIGHTS

(thousands of dollars except per Unit amounts)

	Three months ended Sept. 30, 2002	Three months ended Sept. 30, 2001	Nine months ended Sept. 30, 2002	For the period May 24, 2001 to Sept. 30, 2001
Financial				
Oil & natural gas revenue	$ 21,449	$ 16,362	$ 62,548	$ 23,796
Cash flow from operations	$ 10,600	$ 8,527	$ 32,180	$ 12,892
per Unit	$ 0.39	$ 0.66	$ 1.19	$ 1.00
Net income	$ 5,357	$ 3,655	$ 9,285	$ 5,617
per basic and diluted Unit	$ 0.20	$ 0.28	$ 0.34	$ 0.44
Cash distributions	$ 10,569	$ 9,241	$ 32,249	$ 12,834
per Unit	$ 0.39	$ 0.72	$ 1.19	$ 1.00
Percentage of cash flow distributed	100%	108%	100%	100%
Capital expenditures				
Property & equipment	$ 15,165	$ 3,271	$ 36,026	$ 3,442
Gascan acquisition	$ 64	$ -	$ 70,668	-
Due West acquisition	$ -	$ 60,027	$ -	$ 60,027
Property acquisition	$ -	$ -	$ 3,800	-
Bank debt	$104,700	$ 88,567	$104,700	$ 88,567
Units outstanding (millions)	27.1	12.8	27.1	12.8
Operating				
Production				
Natural gas (mcf/d)	48,259	24,330	43,813	23,561
Light oil and NGLs (bbls/d)	2,140	1,877	2,166	1,727
Heavy oil (bbls/d)	489	1,193	733	1,235
boe (6:1)	10,672	7,125	10,201	6,889
Average prices (including hedging)				
Natural gas ($/mcf)	$ 3.01	$ 3.29	$ 3.19	$ 3.83
Light oil & NGLs ($/bbl)	$ 34.89	$ 34.91	$ 32.52	$ 35.36
Heavy oil ($/bbl)	$ 27.06	$ 28.26	$ 25.92	$ 26.50
Cash flow netback ($/boe)	$ 10.79	$ 13.01	$ 11.55	$ 14.40

CASH DISTRIBUTIONS TO UNITHOLDERS

The Fund declared three distributions during the quarter totalling $0.39 per Unit. Each distribution amounted to $0.13 per Unit, payable on August 15, September 16 and October 15 to Unitholders of record on July 31, August 30 and September 30 respectively. Since its inception the Fund has made distributions which in total amount to $2.64 per Unit.

The level of cash distribution was increased by 38% for the month of October (payable November 15) to $0.18 per Unit. This reflects increases in natural gas production from the recent drilling programs at Medicine Hat and Vermilion as well as a significant strengthening of commodity prices. In addition hedging contracts entered into in the third quarter will provide increased stability to future cash flows. The Fund expects distributions to remain stable at the $0.18 per Unit level with future increases dependent on the price of natural gas and crude oil.

OIL & NATURAL GAS PRODUCTION

PROPERTY EXCHANGE

- Effective September 1, 2002 Advantage exchanged 100% of its heavy oil production at Wainwright, Alberta for additional interests in producing natural gas properties located at Vermilion, Alberta.
- The transaction is consistent with the long term strategy of building a Fund that is focused on high quality natural gas and light oil properties and eliminates the Fund's exposure to heavy oil.
- Related to the exchange transaction Advantage extended its existing farm-in arrangement at Vermilion for a further three year term. The Fund plans to continue its active drilling program in this area.

NATURAL GAS

- Natural gas production increased by 14% in the third quarter to 48.3 mmcf/d from 42.2 mmcf/d in the second quarter of 2002.
- Production at Medicine Hat increased by 24% in the third quarter to 12.3 mmcf/d from 9.9 mmcf/d in the second quarter of 2002. With the completion of the drilling program in September, Medicine Hat is currently producing 20.0 mmcf/d.
- Production at Vermilion more than doubled from 4.3 mmcf/d in the second quarter to 9.8 mmcf/d in the third quarter.
- Further production increases are expected during the last quarter of 2002 reflecting a full quarter's production at Medicine Hat, additional well tie-ins at Vermilion and incremental production from the acquisition of Best Pacific Resources Ltd. which is effective November 18, 2002. Production for the month of October averaged approximately 57 mmcf/d or 18% higher than the third quarter average.


NATURAL GAS PRODUCTION
(mmcf/d)
60
55
50
45
40
35
30
25
20
+ 134%
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
2001
2002

OIL & NGLS

- Oil and NGLs production decreased by 15% during the third quarter to 2,629 bbls/d from 3,081 bbls/d in the second quarter of 2002. The decline is the result of the exchange transaction where the Fund sold 100% of its heavy oil production for additional interests in producing natural gas properties.
- Production of light oil and NGLs was unchanged in the third quarter averaging 2,140 bbls/d compared to 2,178 bbls/d in the second quarter of 2002.
- With the disposition of the Fund's heavy oil production, the remaining light oil and NGLs production is comprised of long life reserves with stable production profiles.

LIGHT OIL & NGLS PRODUCTION (excludes heavy oil)
(bbls/d)


2,500
2,000
1,500
1,000
500
Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct
2001
2002

HEDGING UPDATE

- In total, 67% of anticipated production volumes from November 2002 to March 2003 are hedged as follows:

Fixed price	29%	$4.50/mcf
Collar	38%	$4.91/mcf floor
		$6.31/mcf ceiling
	67%	

- The average minimum floor price of $4.95/mcf represents a 43% premium to the average price received by the Fund during the last 12 months.
- The Fund will continue to hedge a substantial portion of its production for periods ranging from six months to one year in order to add stability to Unitholder cash distributions.

NATURAL GAS PRICES
(AECO - $Cdn/mcf)


$6.50
$5.50
$4.50
$3.50
$2.50
Hedging Range
Actual Prices
2001
2002
2003

Development Activity

MEDICINE HAT

NATURAL GAS PRODUCTION - MEDICINE HAT, ALBERTA
(mmcf/d)



20
16
12
8
4
333% Increase
Drilled 58 wells
Drilled 41 wells
Acquisition
2000
2001
2002

- The Fund acquired a 100% working interest in this natural gas property effective January 1, 2002.
- During the first quarter 41 wells were drilled and 19 wells were recompleted at a total cost of $10.2 million.
- During the third quarter 58 wells were drilled at a cost of $9.9 million.
- Production has increased from approximately 4.6 mmcf/d when acquired to current production of 20.0 mmcf/d.

VERMILION

NATURAL GAS PRODUCTION - VERMILION, ALBERTA
(mmcf/d)



12
10
8
6
4
2
Property Exchange
Drilling Success
2002

- This area is characterized by low cost, shallow drilling and multi-zone gas targets with a high rate of deliverability.
- During the first nine months of 2002, $3.4 million was expended in the drilling, completion and tie-in of six natural gas wells and one dry hole for a success rate of 86%.
- Effective September 1, 2002 the Fund exchanged 100% of its heavy oil production for additional working interests in this area.
- Current production at Vermilion is approximately 12 mmcf/d.
- Seven additional locations have been identified for drilling in the fourth quarter.

OTHER AREAS

- At Wainwright and Giroux Lake the Fund drilled three wells, recompleted ten wells and tied in two shut-in natural gas wells, resulting in additional production 1.4 mmcf/d of natural gas and 15 bbls/d of oil.

Acquisition Activity

BEST PACIFIC RESOURCES LTD.

- On November 18, 2002 Advantage acquired Best Pacific Resources for a purchase price, after adjustments and fees, of approximately $51.7 million. Best Pacific currently produces 5.8 mmcf/d of natural gas and 1,100 bbls/d of light oil and natural gas liquids.
- Best Pacific's independent engineers have assessed its total established reserves at 18.4 bcf of natural gas and 3.4 million barrels of oil and natural gas liquids. In addition, Best Pacific has approximately 155,000 acres of undeveloped land supported by 3,000 miles of 2D seismic and 205 square miles of 3D seismic and approximately $66 million in tax pools.
- The acquisition will be accretive to Advantage's 2003 cash flow and will provide the Fund with numerous low risk development opportunities.

Management's Discussion & Analysis

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or the "Fund") for the quarter ended September 30, 2002 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the period ended December 31, 2001.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

PRODUCTION

During the three months ended September 30, 2002 Advantage's natural gas production nearly doubled to 48.3 mmcf/d as compared to 24.3 mmcf/d for the quarter ended September 30, 2001. The increase in natural gas production is due to i) successful drilling and recompletion programs, the most significant of which were conducted at Vermilion and Medicine Hat, ii) a property exchange transaction in the Vermilion area, and iii) the acquisition of Due West Resources in August 2001 and Gascan Resources in January of 2002. As a result of the completion of the Medicine Hat drilling program in the third quarter of 2002 Advantage's current production in the Medicine Hat area has increased to approximately 20 mmcf/d up from 12.3 mmcf/d during the third quarter of 2002 which brings the Fund's current total natural gas production to approximately 57 mmcf/d.

Crude oil and natural gas liquids production averaged 2,629 bbls/d in the third quarter of 2002 compared to 3,070 bbls/d for the quarter ending September 30, 2001. The majority of this reduction is due to lower volumes of heavy oil which occurred as a result of a swap transaction in which Advantage disposed of 100 percent of it's heavy oil production for additional working interests in natural gas properties at Vermilion. The swap was effective September 1, 2002.

Production of light oil and NGLs increased by 14% compared to the third quarter of 2001 rising to 2,140 bbls/d from 1,877 bbls/d. Light oil production increased as a result of the acquisitions of Due West Resources in August 2001 and Gascan Resources in January of 2002. Additional production increases of light oil have resulted from the drilling of two successful horizontal oil wells at Acheson.

PRICES

During the three months ended September 30, 2002 Advantage's natural gas price averaged $3.10 per mcf ($3.01 per mcf including hedging) compared to $3.21 per mcf ($3.29 per mcf including hedging) in the third quarter of 2001. For the three months ended September 30, 2002 NYMEX prices average $US 3.28 per mcf while AECO daily prices averaged $3.15 per mcf.

Natural gas prices were relatively weak during the third quarter due to the seasonal slowdown in demand, unscheduled pipeline maintenance in Alberta and concerns over the high level of natural gas in storage as we approach the winter heating season. More recently, however, both daily spot and winter futures prices have strengthened with concerns over diminishing North American supply and the uncertainty surrounding the winter heating season. Currently winter natural gas is trading in the $5.35 to $5.50 per mcf range.

Crude oil and NGL prices averaged $37.82 per barrel ($33.43 per barrel including hedging) in the third quarter of 2002 compared to $32.33 per barrel ($31.88 per barrel including hedging) in the three months ended September 30, 2001. Advantage's light oil and NGLs averaged $38.48 per barrel in the third quarter of 2002 compared to $34.91 per barrel for the third quarter of 2001. Heavy oil prices continued to be strong in the third quarter of 2002 averaging $34.93 per barrel compared to $28.26 per barrel in the third quarter of 2001. WTI crude oil averaged US$28.30 per barrel in the third quarter of 2002 compared to US$26.76 per barrel for the three months ended September 30, 2001. We anticipate continued strength in crude oil prices due to historically low inventory levels in the U.S. and the ongoing situation concerning Iraq.

HEDGING

During the third quarter of 2002 the Fund announced that it had entered into several new hedging contracts, which provide Unitholders with downside commodity price protection while retaining a significant portion of the upside. Through a series of collars and fixed price contracts the Fund has now hedged approximately 67 percent of its anticipated natural gas production for the period November 2002 to March 2003 at an average minimum floor price of $4.95 per mcf. This floor price represents a 43% increase over the average AECO natural gas price received by the Fund during the past 12 months. In addition the Fund has hedged 1,000 barrels per day of crude oil for the period November 2002 to January 2003 at a price of Cdn$43.57 per barrel. The Fund will continue to hedge a substantial portion of its production for periods ranging from six months to one year in order to add stability to the level of cash distributions to Unitholders. (See note 5 to the financial statements for details on Advantage's hedging contracts).

CASH FLOW NETBACK

Advantage's cash flow netback during the three months ended September 30, 2002 averaged $10.79 per boe compared to $13.01 per boe for the third quarter of 2001. The lower netback realized in the third quarter of 2002 is primarily due to lower natural gas prices partially offset by lower per boe general and administrative, interest and tax costs.

Breakdown of cash flow per boe	Three months ended Sept. 30, 2002	Three months ended Sept. 30, 2001
Crude oil & natural gas sales	$ 23.33	$ 24.89
Hedging gains (losses)	$ (1.48)	$ 0.08
Government & other royalties	$ (4.26)	$ (4.08)
Operating costs	$ (4.97)	$ (4.98)
General and administrative	$ (0.54)	$ (1.01)
Management fees	$ (0.19)	$ (0.24)
Interest & taxes	$ (1.10)	$ (1.65)
Cash flow from operations per boe	$ 10.79	$ 13.01

ROYALTIES

During the third quarter of 2002 Advantage's royalties amounted to $4.2 million (18.3% of revenue) as compared to $2.7 million (16.4% of revenue) in the third quarter of 2001. The increase in royalties is due to the substantial increase in revenues in 2002. The higher royalty rate in 2002 reflects higher oil prices received by the Fund compared to 2001 and the addition of higher royalty rate production in 2002.

OPERATING COSTS

Operating costs for the three months ended September 30, 2002 amounted to $4.9 million or $4.97 per boe compared to $3.3 million or $4.98 per boe in the third quarter of 2001. The increase in operating costs in the third quarter of 2002 reflects the 50 percent increase in boe production over 2001. Looking forward the Fund's per Unit operating costs are expected to decline as a result of increased production from lower cost natural gas properties.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative expense ("G&A") in the third quarter of 2002 averaged $0.54 per boe compared to $1.01 per boe in the third quarter of 2001. Lower per boe G&A in 2002 is the result of a 50% increase in boe production volumes while G&A costs declined by 19%.

Management fees for the three months ended September 30, 2002 amounted to $186,000 or $0.19 per boe compared to $157,000 or $0.24 per boe in the third quarter of 2001. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At September 30, 2002 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Funds performance for the first nine months of 2002 as the actual amount is calculated and paid on an annual basis only. There is no certainty that the $10.9 million fee accrued in the financial statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be paid in Advantage Units.

INTEREST

Interest expense for the three months ended September 30, 2002 amounted to $1.2 million ($1.26 per boe) compared to $0.9 million ($1.38 per boe) for the third quarter of 2001. Higher interest expense in the third quarter of 2002 is the result of higher debt balances in 2002 partially offset by lower interest rates.

TAXES

Current taxes are comprised primarily of capital tax, which amounted to $205,000 for the three months ended September 30, 2002 compared to $175,000 for the same period of 2001. Capital taxes are determined based on debt and equity levels at the end of the year. Also included within the current tax balance in the third quarter of 2002 was a tax refund of $0.4 million related to prior year's tax returns. For the three months ended September 30, 2002 a future income tax recovery of $11.4 million was included in income compared to a $2.4 million recovery for the comparable period in 2001.

DISTRIBUTIONS

Cash distributions for the three months ended September 30, 2002 amounted to $10.6 million or $0.39 per Unit. Since inception of the Fund in May 2001 Advantage has distributed $54.3 million or $2.64 per Unit. The distribution for the month of October was increased by 38% to $0.18 per Unit as a result of increased natural gas production and strengthening commodity prices.

DEPLETION, DEPRECIATION AND SITE RESTORATION

The depletion, depreciation and site restoration rate for the third quarter of 2002 was $10.64 per boe compared to $11.03 per boe for the third quarter of 2001. The lower per boe rate in 2002 reflects the addition of reserves at a lower cost in 2002 offset by the acquisition accounting used for Due West and Gascan.

LIQUIDITY AND CAPITAL RESOURCES

Advantage's capital expenditures on development activities for the quarter ending September 30, 2002 were $15.2 million. Expenditures were made primarily in the Medicine Hat area where 58 shallow gas wells were drilled, completed, tied-in and facilities were added at a total cost of $9.9 million. In addition, $1.2 million was expended at Vermilion where three natural gas wells drilled in the second quarter were completed and tied-in. Capital expenditures for the nine months ended September 30, 2002 amounted to $36.0 million with an additional $3.8 million incurred on the Medicine Hat property acquisition and $70.7 million incurred on the acquisition of Gascan Resources.

On October 18, 2002 Advantage issued $55 million of 10% convertible unsecured subordinated debentures. The debentures mature on November 1, 2007, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $13.30 per Unit plus accrued and unpaid interest. The net proceeds of the debenture offering will be used to fund the acquisition of Best Pacific Resources Ltd. The Best Pacific acquisition is expected to have a net purchase price of approximately $51.7 million and is scheduled to close on November 18, 2002.

Advantage currently has lines of credit in place of $110 million composed of a $103 million extendible revolving loan facility and a $7 million operating loan facility. The credit facility is secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows and is subject to renewal on June 15, 2003. The Fund's line of credit is presently under review and is expected to be increased upon closing of the Best Pacific acquisition.

OUTLOOK

Advantage anticipates strong financial and operating results for the fourth quarter of 2002. Significant natural gas production has been added as a result of the completion of the Medicine Hat shallow gas drilling program and the drilling and completion of three successful natural gas wells at Vermilion. This, coupled with the recent strengthening of natural gas prices will provide the Fund with significantly higher cash flows. In addition hedging contracts entered into in the third quarter will provide increased stability to future cash flows and allow the Fund to maintain the current level of distributions into the first quarter of 2003.

Kelly I. Drader
President & CEO

Patrick J. Cairns
Senior Vice President

November 18, 2002

Consolidated Financial Statements

Consolidated Balance Sheets

(thousands of dollars)

	September 30, 2002 (unaudited)	December 31, 2001
Assets		
Current assets		
Cash	$ 231	$ -
Accounts receivable	16,800	13,102
	17,031	13,102
Deposit (note 1)	-	6,900
Property and equipment (note 1)	344,801	214,322
	$ 361,832	$ 234,324
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 22,309	$ 13,624
Non-cash performance incentive (note 6)	10,900	-
Cash distributions payable to Unitholders (note 4)	3,523	3,690
Bank debt (note 2)	104,700	889
	141,432	18,203
Long-term debt (note 2)	-	23,167
Provision for future site restoration	3,709	3,096
Future income taxes	86,664	55,297
	231,805	99,763
Unitholders' equity		
Unitholders' capital (note 3)	147,045	128,616
Accumulated income	37,329	28,044
Accumulated cash distributions	(54,347)	(22,099)
	130,027	134,561
	$ 361,832	$ 234,324

Consolidated Statements of Income and Accumulated Income

(thousands of dollars) (unaudited)

	Three months ended Sept. 30, 2002	Three months ended Sept. 30, 2001	Nine months ended Sept. 30, 2002	For the period May 24, 2001 to Sept. 30, 2001
Revenue				
Oil and natural gas	$ 21,449	$ 16,362	$ 62,548	$ 23,796
Royalties, net of Alberta Royalty Credit	(4,182)	(2,676)	(11,696)	(4,009)
	17,267	13,686	50,852	19,787
Expenses				
Operating	4,875	3,263	13,134	4,484
General and administrative	531	659	1,769	910
Management fee	186	157	566	230
Interest	1,236	905	3,004	1,062
Depletion, depreciation & site restoration	10,574	7,297	28,907	9,537
Non-cash performance incentive (note 6)	6,100	-	10,900	-
	23,502	12,281	58,280	16,223
Income (loss) before taxes	(6,235)	1,405	(7,428)	3,564
Future income tax recovery	(11,431)	(2,425)	(16,912)	(2,262)
Current taxes	(161)	175	199	209
Net income	5,357	3,655	9,285	5,617
Accumulated income, beginning of period	31,972	20,439	28,044	18,477
Accumulated income, end of period	$ 37,329	$ 24,094	$ 37,329	$ 24,094
Net income per Trust Unit (note 3)				
Basic and diluted	$ 0.20	$ 0.28	$ 0.34	$ 0.44

Consolidated Statements of Cash Flows

(thousands of dollars) (unaudited)

	Three months ended Sept. 30, 2002	Three months ended Sept. 30, 2001	Nine months ended Sept. 30, 2002	For the period May 24, 2001 to Sept. 30, 2001
Operating Activities				
Net income	$ 5,357	$ 3,655	$ 9,285	$ 5,617
Add (deduct) items not requiring cash:				
Non-cash performance incentive (note 6)	6,100	-	10,900	-
Future income tax recovery	(11,431)	(2,425)	(16,912)	(2,262)
Depletion, depreciation & site restoration	10,574	7,297	28,907	9,537
Cash flow from operations	10,600	8,527	32,180	12,892
Changes in non-cash working capital	4,312	(563)	4,955	(2,808)
Cash provided by operating activities	14,912	7,964	37,135	10,084
Financing Activities				
Units issued, net of costs (note 3)	(1)	(73)	18,429	(84)
Increase in long-term debt	11,200	60,917	81,533	62,352
Cash distributions to Unitholders (note 4)	(10,569)	(10,010)	(32,415)	(10,010)
Cash provided by financing activities	630	50,834	67,547	52,258
Investing Activities				
Expenditures on property and equipment	(15,165)	(3,271)	(36,026)	(3,442)
Acquisition of Gascan Resources Ltd. (note 1)	(64)	-	(63,768)	-
Acquisition of Due West Resources	-	(60,027)	-	(60,027)
Property acquisitions	-	-	(3,800)	-
Changes in non-cash working capital	232	5,082	32	(1,325)
Cash used in investing activities	(14,997)	(58,216)	(103,562)	(64,794)
Net increase (decrease) in cash	545	582	1,120	(2,452)
Cash (bank indebtedness), beginning of period	(314)	(1,335)	(889)	1,699
Cash (bank indebtedness), end of period	$ 231	$ (753)	$ 231	$ (753)
Cash taxes paid	$ 434	$ 88	$ 1,104	$ 298
Cash interest paid	$ 897	$ 912	$ 3,178	$ 1,069

Notes To The Interim Consolidated Financial Statements

(unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2001 except as described in note 2. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the period ended December 31, 2001 as set out in Advantage's Annual Report.

1. ACQUISITION OF GASCAN RESOURCES LTD.

On January 4, 2002 Advantage acquired the crude oil and natural gas assets of Gascan Resources Ltd. ("Gascan") for cash consideration of $70.6 million. Included on the December 31, 2001 balance sheet is a deposit of $6.9 million which was applied against the purchase price. The balance of the acquisition cost was financed through available lines of credit. Results from operations are included in the Fund's financial statements from the date of acquisition. The purchase price has been allocated as follows:

Net assets acquired and liabilities assumed:		Consideration:	
Property & equipment	$ 108,561	Cash	$ 69,000
Future income taxes	(37,893)	Acquisition costs incurred	1,668
	$ 70,668		$ 70,668

2. BANK DEBT

Effective January 1, 2002 a change in generally accepted accounting principles requires that all credit facilities that are revolving in nature and are due within one year must be disclosed as part of current liabilities. Advantage has an agreement with a Canadian chartered bank which provides for a $103 million extendible revolving loan facility and a $7 million operating loan facility both of which are subject to renewal on June 15, 2003. The loan's interest rate is based on either prime or bankers acceptances' rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. For the purpose of the cash flow statement the bank overdraft amount is considered cash equivalents.

3. UNITHOLDERS' CAPITAL

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued	Number of Units	Amount
Balance at December 31, 2001	24,598,782	$ 128,616
Issued for cash, net of costs	2,500,000	18,429
Balance at September 30, 2002	27,098,782	$ 147,045

On January 29, 2002 Advantage issued 2,500,000 Trust Units at $7.90 per Trust Unit for net proceeds of $18,429,000 (net of issue costs of $1,321,000).

(c) Trust Units Rights Incentive Plan

Effective June 25, 2002 a Trust Units Rights Incentive Plan for external Directors of the Fund was established and approved by the Unitholders of Advantage. A total of 250,000 Units have been reserved for issuance under the plan. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years. At the option of the rights holder the exercise price of the rights can be adjusted downwards over time based upon distributions made by the Trust to Unitholders. No compensation expense is recognized for the rights plan when the rights are issued. Any consideration received on exercise of the Unit right is credited to share capital. At September 30, 2002 there were 175,000 rights outstanding.

	September 30, 2002	
	Number	Price
Granted during 2002	175,000	$ 11.38
Reduction of exercise price		(0.26)
Balance end of period	175,000	$ 11.12

4. CASH DISTRIBUTIONS

Cash distributions to Unitholders were declared as follows:

Period ended	Record date	Payment date	Distribution	Distribution per Unit
July 31, 2002	July 31, 2002	Aug. 15, 2002	$ 3,523	$ 0.13
Aug. 31, 2002	Aug. 30, 2002	Sept. 16, 2002	$ 3,523	0.13
Sept. 30, 2002	Sept. 30, 2002	Oct. 15, 2002	$ 3,523	0.13
			$ 10,569	$ 0.39

5. FINANCIAL INSTRUMENTS

As at September 30, 2002 the following financial instruments were outstanding:

Instrument	Quantity	Terms	Effective period
Natural Gas - AECO			
Swap	18,000 gj/d	$3.51/gj	Nov. 1, 2001 - Oct. 31, 2002
Call	12,000 gj/d	$3.76/gj	Nov. 1, 2001 - Oct. 31, 2002 (cost Cdn$0.47/gj)
Put	500 gj/d	$4.60/gj	Jan. 1, 2002 - Dec. 31, 2002
Collar	6,000 gj/d	$4.75 - $6.00/gj	Nov. 1, 2002 - Mar. 31, 2003
Swap	5,000 gj/d	$4.50/gj	Sept. 1, 2002 - Feb. 28, 2003
Swap	7,500 gj/d	$4.74/gj	Oct. 1, 2002 - Mar. 31, 2003
Collar	7,500 gj/d	$4.75 - $5.93/gj	Nov. 1, 2002 - Mar. 31, 2003
Swap	5,000 gj/d	$4.93/gj	Oct. 1, 2002 - Mar. 31, 2003
Collar	8,000 gj/d	$4.50 - $6.00/gj	Oct. 1, 2002 - Mar. 31, 2003
Crude oil - WTI			
Swap	2,000 bbls/d	US$23.27/bbl	Nov. 1, 2001 - Oct. 31, 2002
Call	1,335 bbls/d	US$24.27/bbl	Nov. 1, 2001 - Oct. 31, 2002 (cost US$1.96/bbl)
Collar	5,000 bbls/month	US$20.00 - 30.00/bbl	Jan. 1, 2002 - Dec. 31, 2002
Swap	1,000 bbls/d	Cdn$43.57/bbl	Nov. 1, 2002 - Jan. 31, 2003

As at September 30, 2002 the cost to settle the hedges outstanding was approximately $1.1 million for the crude oil hedges and $3.1 million for the natural gas hedges.

6. NON-CASH PERFORMANCE INCENTIVE

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At September 30, 2002 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first nine months performance as the actual amount is only calculated and paid on an annual basis.

The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2002 opening Unit Price was $8.02. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. It is expected that the fee will be paid to the Manager in Advantage Units. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

7. SUBSEQUENT EVENTS

On October 18, 2002 Advantage issued $55 million principle amount of 10% convertible unsecured subordinated debentures. The debentures mature on November 1, 2007, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $13.30 per Unit plus accrued and unpaid interest. The debentures and the related interest obligations will be classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. Issue cost associated with the convertible debentures approximated $2.6 million.

The net proceeds of the debenture offering will be used to fund the acquisition of Best Pacific Resources Ltd. ("Best Pacific") which was announced on September 30, 2002 and to repay Best Pacific's indebtedness to its principal lender. Advantage mailed its offer and takeover bid documents to all Best Pacific shareholders on October 11, 2002. The offer is for $1.25 cash per share to purchase all of the outstanding common shares of Best Pacific. The transaction is expected to have a net purchase price at closing, after adjustments and fees, of approximately $51.7 million.

ADVANTAGE

ENERGY INCOME FUND

Directors

Gary F. Bourgeois
Kelly I. Drader
Ronald A. McIntosh
Roderick M. Myers
Steven Sharpe
Lamont C. Tolley
Rodger A. Tourigny

Officers

Kelly I. Drader
President & CEO

Patrick J. Cairns
Senior Vice President

Gary F. Bourgeois
Vice President, Corporate Development

Jeffrey P. Jongmans
Vice President, Finance & CFO

Rick P. Mazurkewich
Vice President, Operations

Tony Takahashi
Vice President, Exploitation

Corporate Secretary

Jay P. Reid
Partner, Burnet, Duckworth and Palmer

Operating Company

Advantage Oil & Gas Ltd.

Auditors

KPMG LLP

Bankers

The Bank of Nova Scotia
National Bank of Canada
Bank of Montreal

Independent Reserve Evaluators

Sproule Associates Limited

Legal Counsel

Burnet, Duckworth and Palmer

Transfer Agent

Computershare Trust Company of Canada

Abbreviations

API - American Petroleum Institute
bbls - barrels
mbbls - thousand barrels
mmbbls - million barrels
bbls/d - barrels per day
boe - barrels of oil equivalent (6 mcf = 1 bbl)
mmboe - million barrels of oil equivalent
boe/d - barrels of oil equivalent per day
bcf - billion cubic feet
mcf - thousand cubic feet
mmcf - million cubic feet
mmcf/d - million cubic feet per day
gj - gigajoules
NGLs - natural gas liquids
WTI - West Texas Intermediate

Corporate Offices

The Roslyn Building
Suite 700,
400 5 Avenue SW
Calgary, Alberta T2P 0L6
(403) 261-8810

The Exchange Tower
130 King Street West, Suite 1800
P.O. Box 427
Toronto, Ontario M5X 1E3
(416) 945-6636

Contact Us

Toll free: 1-866-393-0393
Visit our website at www.advantageincome.com

Toronto Stock Exchange Trading Symbol

AVN.UN

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Advantage Announces Major Gains in Production and Cash Flow & Increase in Bank Facility

(TSX: AVN.UN & AVN.DB)

59

CALGARY, Dec. 2 /CNW/ -

Production and Cash Flow Gains

Advantage Energy Income Fund (Advantage or the Fund) is pleased to report that with the closing of the Best Pacific acquisition on November 18, 2002 and the third quarter drilling program now completed and onstream, the Fund anticipates strong financial and operating results as we head toward 2003, the highlights of which are as follows:

- Production has increased by over 26% from volumes reported in the third quarter of 2002 to the current rate of approximately 13,500 boe/d (77% natural gas, 23% light oil and NGLs).
- Based on current commodity prices, monthly cash flow available for distribution is expected to increase by more than 100% over amounts reported during the third quarter of 2002 due to increases in natural gas and crude oil production and higher commodity prices.
- The current monthly cash distribution of $0.18 per Unit now represents approximately 70 - 75% of total cash flow available for distribution. Future increases in the monthly cash distribution will be primarily dependent upon commodity prices obtained by the Fund for 2003 through additional hedging.
- The Fund has approximately 67% of anticipated natural gas production hedged through to March 2003 at an average minimum floor price of $4.95/mcf. Advantage continues to monitor market fundamentals with a view to layer-in additional fixed price and costless collar transactions for the upcoming summer period for both natural gas and crude oil in order to enhance the amount and stability of 2003 cash distributions.
- The current monthly distribution represents an annualized yield of 18.5% based on the November 28, 2002 closing price of $11.74 per Unit.

Advantage is in the process of finalizing the 2003 capital budget which is anticipated to be in the range of $35 - $40 million. The Fund's capital development program will continue to focus on low risk, shallow drilling projects. The plan currently consists of drilling 83 gross wells (77.6 net), recompleting 14 gross wells (12.6 net) and the tie-in of 5 gross shut-in gas wells (5 net). In total 82% of these activities will be directed towards natural gas with the balance focused on light oil projects.

Bank Facility

Advantage also announced that in conjunction with its 2002 drilling program, which resulted in significant growth in its natural gas production and the recently announced acquisition of Best Pacific Resources Ltd., the Fund has entered into a new $150 million syndicated credit agreement. This represents an increase of $40 million over the previous facility. The syndicate was led by the Bank of Nova Scotia and included the National Bank of Canada and the Bank of Montreal. This new credit agreement will provide the Fund with increased financial flexibility in order to pursue accretive acquisitions.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition,

fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

%SEDAR: 00016522E

-0- 12/02/2002

/For further information: We encourage our Unitholders to contact us with any questions or concerns: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393, ADVANTAGE ENERGY INCOME FUND, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU:

-30-

CNW 08:30e 02-DEC-02

News release via Canada NewsWire, Calgary 403-269-7605

60

Attention Business/Financial Editors:
Advantage Declares Monthly Distribution

(TSE: AVN.UN)

CALGARY, Dec. 17 /CNW/ - Advantage Energy Income Fund reports a cash distribution at the rate of $0.18 per unit will be payable on January 15, 2003 to Unitholders of record at the close of business on December 31, 2002. The ex-distribution date is December 27, 2002.

The Fund anticipates strong financial and operating results as we head toward 2003, the highlights of which are as follows:

- Production has increased by over 26% from volumes reported in the third quarter of 2002 to the current rate of approximately 13,500 boe/d (77% natural gas, 23% light oil and NGLs) due to the Best Pacific acquisition which closed on November 18, 2002 and the completion of the third quarter drilling program.
- Based on current commodity prices, monthly cash flow available for distribution per Unit is expected to increase by more than 100% over amounts reported during the third quarter of 2002 due to increases in natural gas and crude oil production and higher commodity prices.
- The current monthly cash distribution of $0.18 per Unit now represents approximately 70 - 75% of total cash flow available for distribution. Future increases in the monthly cash distribution will be primarily dependent upon commodity prices obtained by the Fund for 2003 through additional hedging.

The current rate of distribution represents an annualized cash-on-cash yield of 16.8% on the December 16 closing price of $12.85.

%SEDAR: 00016522E

-0- 12/17/2002

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393, Advantage Energy Income Fund, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com, Fax: (403) 262-0723/

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: DIV

-30-

CNW 17:42e 17-DEC-02

News release via Canada NewsWire, Calgary 403-269-7605 -aj-

Attention Business/Financial Editors:
Advantage Declares Monthly Distribution

(TSE: AVN.UN)

CALGARY, Jan. 21 /CNW/ - Advantage Energy Income Fund reports a cash distribution at the rate of $0.18 per unit will be payable on February 18, 2003 to Unitholders of record at the close of business on January 31, 2003. The ex-distribution date is January 29, 2003.

The current monthly cash distribution of $0.18 per Unit represents approximately 70 - 75% of total cash flow available for distribution. Future increases in the monthly cash distribution will be primarily dependent upon commodity prices obtained by the Fund for 2003 through additional hedging.

The current rate of distribution represents an annualized cash-on-cash yield of 15.8% on the January 20 closing price of $13.67.

%SEDAR: 00016522E

-0- 01/21/2003

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393, Advantage Energy Income Fund, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: DIV

-30-

CNW 13:33e 21-JAN-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Advantage Energy Income Fund - News Release

62

(TSE: AVN.UN)

CALGARY, Jan. 24 /CNW/ - The Board of Directors of Advantage Energy Income Fund ("Advantage") announces the appointment of Peter A. Hanrahan to the position of Controller and Chief Financial Officer, effective January 21, 2003.

Mr. Hanrahan previously held the position of Controller for Advantage and its predecessor entity, Search Energy Corp. Mr. Hanrahan is a member of the Canadian and Alberta Institutes of Chartered Accountants. He received his CA designation in 1991 and has held senior financial positions with PricewaterhouseCoopers and a senior Canadian Oil and Gas company.

Jeffrey Jongmans has resigned as Vice President, Finance and Chief Financial Officer, effective January 15, 2003 to pursue other opportunities. The Board would like to thank Mr. Jongmans for his contribution to Advantage and wish him success in his future endeavors.

%SEDAR: 00016522E

-0- 01/24/2003

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1 (866) 393-0393, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: PER

-30-

CNW 10:56e 24-JAN-03

News release via Canada NewsWire, Calgary 403-269-7605

(63)

03 JUL 15 7:21

Attention Business Editors:
Advantage Energy Income Fund - 2002 Canadian Tax Information

(TSE: AVN.UN)

CALGARY, Feb. 12 /CNW/ - The following information is intended to assist individual Canadian unitholders of Advantage Energy Income Fund (the "Fund", or the "Trust") in the preparation of their 2002 T1 Income Tax Return.

Cash distributions are comprised of a return of capital portion (non-taxable) and other income (taxable). Cash distributions in 2002 will be 63 percent taxable and the remaining 37 percent will be non-taxable.

Trust units held within an RRSP, RRIF, or DPSP

No amounts are required to be reported on the 2002 T1 Income Tax Return where the Advantage Energy Income Fund trust units are held within an RRSP, RRIF or DPSP.

Trust units held outside of an RRSP, RRIF or DPSP

Unitholders who hold their trust units outside of an RRSP, RRIF or DPSP through a broker or other intermediary and who have received cash distributions during the calendar year 2002, will receive a "T3 Supplementary" slip directly from their broker or intermediary, not from the transfer agent of the Fund, Computershare Investor Services (the "Transfer Agent") or the Company.

Registered unitholders of Trust units who have received cash distributions during the calendar year 2002 from the Transfer Agent (and not from a broker or intermediary), will receive a "T3 Supplementary" slip directly from the Transfer Agent. The amount reported in Box (26) on the T3 slip should be reported on your T1 Income Tax Return as "Other Income".

The attached Schedule includes supplementary information on the taxable portion of the 2002 cash distributions shown on a per unit basis. Under Paragraph 12(1)(m) of the Income Tax Act, taxable amounts allocated to the unitholders must be reported by the unitholders in their 2002 Income Tax Return.

Accordingly, the taxable amount of cash distributions received from January 1, 2002 up to and including December 31, 2002 are included in your "T3 Supplementary". The deadline for mailing all T3 Supplementary Information slips as required by Revenue Canada is March 31, 2003.

Adjusted Cost Base for Capital Gains

Holders of trust units are required to reduce the Adjusted Cost Base of their units by an amount equal to the cumulative cash received from cash distributions minus cumulative taxable amounts reported as "Other Income" on their slips (if any).

The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of the trust units if the trust units are held as a capital property by the owner.

<<

Schedule 1

Advantage Energy Income Fund

2002 - T3 Information

For the	Total	Return of

period ended	Record date	Payment date	distribution paid/Unit	Taxable Amount/Unit	Capital amount/Unit
January 31, 2002	January 31,2002	February 15, 2002	$ 0.1500	$ 0.0945	$ 0.0555
February 28, 2002	February 28, 2002	March 15, 2002	$ 0.1300	$ 0.0819	$ 0.0481
March 31, 2002	March 28, 2002	April 15, 2002	$ 0.1300	$ 0.0819	$ 0.0481
April 30, 2002	April 30, 2002	May 15, 2002	$ 0.1300	$ 0.0819	$ 0.0481
May 31, 2002	May 31, 2002	June 14, 2002	$ 0.1300	$ 0.0819	$ 0.0481
June 30, 2002	June 28, 2002	July 15, 2002	$ 0.1300	$ 0.0819	$ 0.0481
July 31, 2002	July 31, 2001	August 15, 2002	$ 0.1300	$ 0.0819	$ 0.0481
August 31, 2002	August 30, 2002	September 16, 2002	$ 0.1300	$ 0.0819	$ 0.0481
September 30, 2002	September 30, 2002	October 15, 2002	$ 0.1300	$ 0.0819	$ 0.0481
October 31, 2002	October 31, 2002	November 15, 2002	$ 0.1800	$ 0.1134	$ 0.0666
November 30, 2002	November 29, 2002	December 16, 2002	$ 0.1800	$ 0.1134	$ 0.0666
December 31, 2002	December 31, 2002	January 15, 2003	$ 0.1800	$ 0.1134	$ 0.0666
Total			$ 1.7300	$ 1.0899	$ 0.6401

>>
%SEDAR: 00016522E

-0- 02/12/2003

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, Toll free: 1-866-393-0393, Advantage Energy Income Fund, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: ECO

-30-

CNW 13:45e 12-FEB-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Advantage Announces Unaudited Results for the Fourth Quarter Ended December 31, 2002

CALGARY, Feb. 18 /CNW/ - Advantage Energy Income Fund (TSX: AVN.UN) ("Advantage" or the "Fund") is pleased to announce its unaudited operating and financial results for the fourth quarter ended December 31, 2002. Audited financial statements and the Fund's January 1, 2003 oil & gas reserves summary will be reported in April 2003.

<<

Financial and Operating Highlights	Three Months Ended December 31, 2002	Three Months Ended September 30, 2002	% Change
($000's except per unit data) (unaudited)			
FINANCIAL			
Cash flow from operations	$ 21,472	$ 10,600	103%
Per Unit	$ 0.79	$ 0.39	103%
Cash available for distribution	$ 20,357	$ 10,600	92%
Per Unit	$ 0.75	$ 0.39	92%
Cash distribution to Unitholders	$ 14,634	$ 10,569	38%
Per Unit	$ 0.54	$ 0.39	38%
Payout ratio	72%	100%	
Units outstanding (000's) at end of period	27,099	27,099	
OPERATING			
Daily production			
Natural gas (mcf/d)	59,444	48,259	23%
Light oil and natural gas liquids (bbls/d)	2,617	2,140	22%
Heavy oil (bbls/d)	-	489	-
Total (boe/d (at) 6:1)	12,524	10,672	17%
Average prices, net of hedging			
Natural gas ($/mcf)	$ 4.87	$ 3.01	62%
Light oil and natural gas liquids ($/bbl)	$ 36.05	$ 34.89	3%
Heavy oil ($/bbl)	-	$ 27.06	-

NETBACKS

	($000s)	($/boe)	($000s)	($/boe)
Revenue	$36,662	$31.82	$22,903	$23.33
Hedging losses	(1,373)	(1.19)	(1,454)	(1.48)
Royalties	(5,647)	(4.90)	(4,183)	(4.26)
Operating costs	(5,351)	(4.64)	(4,875)	(4.97)
General & administrative	(856)	(0.74)	(531)	(0.54)
Management fees	(364)	(0.32)	(186)	(0.19)
Interest and taxes	(1,599)	(1.39)	(1,074)	(1.10)
Cash flow from operations	21,472	18.64	10,600	10.79
Interest on debentures	(1,115)	(0.97)	-	-
Cash available for distribution	$20,357	$17.67	$10,600	$10.79

Cash Flow Analysis

- Cash flow from operations increased by 103% during the fourth quarter of 2002 to $0.79 per Unit from $0.39 per Unit in the third quarter of 2002. The increase is the result of a 62 percent increase in natural gas prices and a 17 percent increase in total production volumes.
- Cash available for distribution represents cash flow from operations less interest payable on the Fund's convertible debentures.
- Cash available for distribution during the fourth quarter of 2002 increased by 92% to $20.4 million or $0.75 per Unit compared to $10.6 million or $0.39 per Unit in the third quarter of 2002.

Cash Distributions

- Cash distributions to Unitholders amounted to 54 cents per Unit during the fourth quarter comprised of three equal payments of 18 cents per Unit on November 15, December 16 and January 15. This represents a 38 percent increase from the amount distributed in the third quarter of 2002.
- The payout ratio for the fourth quarter of 2002 was 72% bringing the payout ratio for all of 2002 to 89%.

Production

- Natural gas production for the three months ended December 31, 2002 averaged 59.4 mmcf/d, an improvement of 23 percent over the 48.3 mmcf/d produced during the third quarter of 2002. The increased production in the fourth quarter is the result of successful drilling at Medicine Hat and Vermilion combined with the acquisition of Best Pacific Resources Ltd. ("Best Pacific") which was effective November 18, 2002.
- Light oil and natural gas liquids production averaged 2,617 bbls/d during the fourth quarter of 2002, an increase of 22 percent compared to the 2,140 bbls/d produced in the third quarter of 2002. This increase is attributed to the acquisition of Best Pacific. Heavy oil production declined from 489 bbls/d in the third quarter to nil in the fourth quarter of 2002 due to the Fund exchanging substantially all of its heavy oil assets for natural gas properties at Vermilion, Alberta during the third quarter of 2002.

Prices & Hedging

- Natural gas prices averaged $5.04 per mcf ($4.87 per mcf including hedging), a 62 percent increase from the $3.10 per mcf ($3.01 per mcf including hedging) realized in the third quarter. For the fourth quarter of 2002 the AECO natural gas price averaged $5.40 per mcf compared to $3.15 per mcf in the third quarter of 2002. Crude oil and natural gas liquids prices increased 8 percent in the fourth quarter of 2002 averaging $37.89 per barrel ($36.05 per barrel including hedging) compared to $37.82 per barrel ($33.43 per barrel including hedging) in the third quarter. For the fourth quarter of 2002 the WTI price averaged US$28.15 per barrel compared to US$28.30 per barrel in the third quarter.
- Advantage currently has the following hedges in place:

Natural Gas - January to March 2003

Fixed price	17.4 mmcf/d
Price (average)	$5.01/mcf
Collar	22.7 mmcf/d
Floor price (average)	$5.01/mcf
Ceiling price (average)	$6.31/mcf

Crude Oil - January 2003

Fixed price	1,000 bbls/d
Price (average)	$43.57/bbl (WTI - US$27.75/bbl)

Crude Oil - January to September 2003

Collar	200 bbls/d
Floor price (average)	WTI - US$24.80/bbl
Ceiling price (average)	WTI - US$28.00/bbl

>>

- The Fund's existing natural gas hedges expire on March 31, 2003 with crude oil hedges substantially expired on January 31, 2003.
- Advantage continues to monitor market fundamentals with a view to layer-in additional hedges for the upcoming summer period for both natural gas and crude oil.
- Canadian natural gas prices for the next twelve months (April to March) are currently trading in the $7.25 to $7.60 per mcf range. Crude oil futures for the next twelve months are currently trading in the US$27.00 to US$35.00 per barrel range.

Royalties & Operating Costs

- Royalties in the fourth quarter of 2002 amounted to 15.4% of gross revenue as compared to 18.3% of gross revenue in the third quarter of 2002. The decline in the royalty rate in the fourth quarter is the result of the addition of low royalty rate natural gas production at Vermilion and Medicine Hat combined with lower royalty rate production acquired from the acquisition of Best Pacific.
- Operating costs in the fourth quarter of 2002 amounted to $5.4 million or $4.64 per boe compared to $4.9 million or $4.97 per boe in the third quarter. The decline in the cost per boe is the result of the addition of low cost natural gas production at Medicine Hat and Vermilion.

Acquisition of Best Pacific Resources Ltd.

- On November 18, 2002 Advantage acquired Best Pacific for a purchase price, after adjustments, of approximately $51.7 million. Best Pacific currently produces 5.5 mmcf/d of natural gas and 1,050 bbls/d of light oil and natural gas liquids.
- Best Pacific's independent engineers assessed its total established reserves at 18.4 bcf of natural gas and 3.4 million barrels of oil and natural gas liquids. In addition, Best Pacific has approximately 155,000 acres of undeveloped land supported by 3,000 miles of 2D seismic and 205 square miles of 3D seismic and approximately $66 million in tax pools.
- The acquisition will be accretive to Advantage's 2003 cash flow and will provide the Fund with numerous low risk development opportunities.
- The acquisition of Best Pacific was financed through the issuance of $55 million of 10% convertible unsecured subordinated debentures. The debentures mature on November 1, 2007, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $13.30 per Unit plus accrued and unpaid interest.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could

differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

%SEDAR: 00016522E

-0- 02/18/2003

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, Toll free: 1-866-393-0393, Advantage Energy Income Fund, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 18:28e 18-FEB-03

News release via Canada NewsWire, Calgary 403-269-7605

(65)

Attention Business/Financial Editors:
Advantage Increases Monthly Distribution to $0.23 per Unit

03 JUL 15 7:21

(TSX: AVN.UN)

CALGARY, Feb. 18 /CNW/ - Advantage Energy Income Fund ("Advantage" or "the Fund") is please to announce that the cash distribution for the month of February will be $0.23 per Unit which represents a 28% increase over the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 20.1% based on the February 14, 2003 closing price of $13.73 per Unit.

The distribution will be payable on March 17, 2003 to Unitholders of record at the close of business on February 28, 2003. The ex-distribution date is February 26, 2003. The cash distribution is based on 28.2 million Units currently outstanding.

The increase in the monthly cash distribution is due to:

i) increased cash flows resulting from the acquisition of Best Pacific Resources Ltd. which closed November 18, 2002,

ii) additional natural gas production resulting from successful drilling programs conducted by the Fund at Medicine Hat and Vermilion, and

iii) higher natural gas and crude oil prices realized over the last several months.

The increased distribution amount represents approximately 80% to 85% of the current quarter's estimated Cash available for distribution (Cash flow from operations less interest on debentures). The balance of cash withheld will be used to partially finance the Fund's 2003 capital expenditure program. This distribution increase is reflective of the substantial improvements achieved in Advantage's financial and operating results in the fourth quarter of 2002.

The Fund's objective is to payout approximately 90% of its Cash available for distributions.

%SEDAR: 00016522E

-0- 02/18/2003

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393, Advantage Energy Income Fund, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/

(AVN.UN.)

CO: Advantage Energy Income Fund
ST: Alberta
IN: OIL
SU: DIV

-30-

CNW 17:29e 18-FEB-03

66

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Advantage Maintains Monthly Distribution at $0.23 per Unit

(TSX: AVN.UN)

CALGARY, March 19 /CNW/ - Advantage Energy Income Fund ("Advantage" or "the Fund") is pleased to announce that the cash distribution for the month of March will be $0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 19.9% based on the March 18, 2003 closing price of $13.86 per Unit.

The distribution will be payable on April 15, 2003 to Unitholders of record at the close of business on March 31, 2003. The ex-distribution date is March 27, 2003. The cash distribution is based on 28.5 million Units currently outstanding.

Current Fund highlights:

i) The Fund's first quarter capital development program consists of the drilling of 50 net wells, with the majority being shallow natural gas wells located at Medicine Hat and Wainwright, Alberta;

ii) natural gas production from these wells is expected to be tied in and onstream early in the second quarter;
and

iii) the Fund recently entered into a costless collar on 10,500 mcf/d of natural gas with a floor price of $5.78/mcf and a ceiling price of $8.03/mcf for the period May, 2003 to August, 2003.

The distribution amount represents approximately 85% of the first quarter's estimated Cash available for distribution (Cash flow from operations less interest on debentures). The balance of cash withheld will be used to partially finance the Fund's 2003 capital expenditure program. Advantage has one of the highest percentages of natural gas production in the income fund sector and, as such, is in an ideal position to benefit from the continued strength in natural gas markets.

%SEDAR: 00016522E

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393, Advantage Energy Income Fund, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/

(AVN.UN.)

CO: Advantage Energy Income Fund

CNW 16:03e 19-MAR-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Advantage Energy Income Fund Announces 2002 Financial Results, Year End Reserve Information and Updates Hedging

CALGARY, April 3 /CNW/ - Advantage Energy Income Fund (TSE: AVN.UN) ("Advantage" or the "Fund") is pleased to announce its audited financial results and reserves for the fiscal period ended December 31, 2002.

A complete copy of the 2002 Audited Financial Statements and Management's Discussion and Analysis will be available on our website at www.advantageincome.com by the end of the day, Thursday, April 3, 2003.

2002 HIGHLIGHTS

Performance

- Advantage Units appreciated in value by 60% during 2002 to $13.00 per Unit.
  - The total return, which includes cash distributions of $1.73 per Unit, was a sector leading 81.4%.

Reserves

- Established reserves increased by 24% to 51.2 million boe which replaced 353% of annual production at a net cost of $7.52 per boe.
  - Since its inception in May -2001, the Fund has added 40.6 million boe of established reserves at a net cost of $6.01 per boe.

- The Fund's established reserve life index ("RLI") is now 10.9 years up from 10.5 years at year end 2001.
  - The Fund's RLI has risen by 54% from the initial level of 7.1 years at inception.

- Established reserves per Unit increased to 1.64 boe per Unit from 1.52 boe per Unit in 2001.
  - Since its inception, Advantage has grown its established reserves per Unit by 26%.

- The net asset value increased by 27% in 2002 to $14.32 per Unit (discounted at 10%).

Production

- Daily production was up by 46% to 10,787 boe/d.
  - Natural gas production jumped by 79% to 47.8 mmcf/d in 2002.

- Advantage eliminated its exposure to heavy oil during Q3 2002 by exchanging its heavy oil properties for natural gas assets.
  - Production in Q4 2002 was 79% natural gas compared to 64% in Q4 2001.

<<

FINANCIAL AND OPERATING HIGHLIGHTS
(thousands of dollars except per Unit and volume amounts)

	Three Months Ended December 31 2002	Three Months Ended December 31 2001	12 Months Ended December 31 2002	May 24 to December 31 2001(5)
FINANCIAL				
Revenue before royalties	35,289	14,799	97,837	38,595
Per unit (1)	1.30	0.77	3.64	2.49
Per boe	30.63	19.86	24.85	23.53

Cash flow from operations	21,472	7,448	53,652	20,342
Per unit (1)	0.79	0.39	1.99	1.31
Per boe	18.64	10.00	13.63	12.39
Cash available for distribution (3)	20,357	7,448	52,537	20,342
Per unit (2)	0.75	0.39	1.94	1.31
Per boe	17.67	10.00	13.34	12.39
Net income	2,810	3,950	12,095	9,567
Per unit (1)	0.10	0.21	0.41	0.62
Cash distributions	14,634	9,265	46,883	22,099
Per unit (2)	0.54	0.45	1.73	1.45
Working capital (deficit)	(7,057)	(5,101)	(7,057)	(5,101)
Bank debt	114,222	23,167	114,222	23,167
Convertible debentures	55,000	-	55,000	-
OPERATING				
Production				
Natural gas (mcf/d)	59,444	30,926	47,753	26,613
Light oil & natural gas liquids (bbl/d)	2,617	1,966	2,255	1,826
Heavy oil (bbl/d)	-	977	573	1,128
Total (boe/d) (4)	12,524	8,097	10,787	7,390
Average prices				
Natural gas ($/mcf)	4.87	2.99	3.71	3.43
Light oil & natural gas liquids (bbl/d)	36.05	24.47	33.68	31.53
Heavy oil ($/bbl)	-	14.71	25.71	22.27
SUPPLEMENTAL (thousands)				
Trust units outstanding at end of period	27,099	24,599	27,099	24,599
Trust units issuable for Convertible Debentures	4,135	-	4,135	-
Trust units outstanding and units issuable for Convertible Debentures at end of period	31,234	24,599	31,234	24,599
Weighted average units	27,099	19,255	26,900	15,495

(1) based on weighted average trust units
(2) based on number of trust units outstanding at each cash distribution date
(3) cash flow from operations less interest on convertible debentures
(4) natural gas converted to boe on a 6:1 basis
(5) Inception of the Fund was May 24, 2001

YEAR END RESERVES

- Advantage replaced 353% of annual production in 2002 at an average cost of $7.52 per boe for established reserves.
- Year end established reserves increased by 24% from 41.3 mmboe in 2001 to 51.2 mmboe in 2002. Total proved producing reserves increased by 38% from 22.9 mmboe in 2001 to 31.7 mmboe in 2002. Proved reserves now represent 79% of established reserves.
- The following table provides year end reserves as evaluated by Sproule Associates Limited ("Sproule"), independent petroleum consultants. Sproule evaluated 86% (based on value) of the established reserves with the balance being evaluated by in-house engineers.

Reserves Summary, December 31

	Crude oil	NGLs	Natural Gas	2002 Total BOEs	2001 Total BOEs

	(mbbls)	(mbbls)	(bcf)	(mboe)	(mboe)
Proved producing	7,997	1,300	134.3	31,675	22,887
Total proved	9,165	1,545	178.4	40,442	35,348
Risked probable (50%)	2,545	741	44.7	10,739	5,944
Established	11,710	2,286	223.1	51,181	41,292

(x) Established (equal sign) proved + risked probable

Established Reserves per Unit

- The Fund eliminated its exposure to heavy oil during 2002 by exchanging substantially all of its heavy oil properties for natural gas assets.

	December 31, 2002 (1)	December 31, 2001 (2)	Inception May 24, 2001
Natural gas	1.19	1.05	0.77
Light oil & NGLs	0.45	0.38	0.22
Heavy oil	-	0.09	0.31
Total	1.64	1.52	1.30

(1) Based on 31.2 million fully diluted Units converting outstanding debentures at $13.30 per Trust Unit
(2) Includes impact of Gascan acquisition and related equity financing which closed on January 29, 2002

Established Reserve Life Index (number of years)
- The Fund's established reserve life index (RLI) increased to 10.9 years, using Scotia Capital's 2003 production estimate of 12,917 boe per day.
- Since inception, the Fund's RLI has risen by 54%, while eliminating its exposure to heavy oil.

	December 31, 2002 (1)	December 31, 2001 (2)	Inception May 24, 2001
Natural gas	10.3	9.9	6.9
Light oil & NGLs	12.8	12.5	5.9
Heavy oil	-	8.9	8.1
Total	10.9	10.5	7.1

Net Asset Value
- The following net asset value calculation is based on the Fund's reserve report dated January 1, 2003.
- The net asset value increased by 27% to $14.32 per Unit (10% discount).

($000, except per Unit amounts)	Discount Factor 10%	12%
Present value of reserves		
Proved	$ 474,145	$ 445,296
Risked probable	71,779	63,396
Undeveloped acreage and seismic	17,800	17,800

Working capital (deficit), net of Cash distributions payable to Unitholders	(2,179)	(2,179)
Bank debt	(114,222)	(114,222)
Net asset value	$ 447,323	$ 410,091
Trust Units outstanding (000s) (1)	31,234	31,234
Net asset value per Trust Unit at December 31, 2002	$ 14.32	$ 13.13
Net asset value per Trust Unit at December 31, 2001 (2)	$ 11.30	$ 10.20

(1) Based on fully diluted Units converting outstanding debentures at $13.30 per Trust Unit

(2) Includes the impact of the Gascan acquisition and related equity financing which closed on January 29, 2002. Based on Sproule Associates Limited price forecast effective April 1, 2002

Pricing Assumptions (1)

Year	WTI Crude oil ($US/bbl)	Edmonton Light Crude oil ($Cdn/bbl)	Henry Hub Price ($US/mmbtu)	Alberta Plantgate Natural gas ($Cdn/mmbtu)
2003	$ 31.96	$ 46.19	$ 5.80	$ 7.17
2004	$ 25.89	$ 37.20	$ 4.80	$ 6.17
2005	$ 21.63	$ 30.64	$ 3.61	$ 4.33
2006	$ 21.96	$ 31.17	$ 3.66	$ 4.43
2007	$ 22.29	$ 31.68	$ 3.72	$ 4.49

(1) Sproule Associates Limited price forecast effective April 1, 2003 Reserve Reconciliation

Reserve Reconciliation

	Heavy oil (mbbl)		Light oil (mbbl)		NGLs (mbbl)	
	proved	risked probable	proved	risked probable	proved	risked probable
Reserves December 31, 2001	1,498	875	7,158	1,989	1,120	110
Acquisition	-	-	2,278	995	286	63
Divestments	-	-	(39)	(9)	-	-
Asset exchange	(1,289)	(875)	-	-	-	-
Development & revisions	-	-	447	(430)	283	568
Production	(209)	-	(680)	-	(144)	-
Reserves December 31, 2002	-	-	9,164	2,545	1,545	741

Natural gas (bcf)		Total (mboe)	
	risked		risked

	proved	probable	proved	probable
Reserves December 31, 2001	153.4	17.8	35,348	5,944
Acquisition	17.4	3.4	5,464	1,633
Divestments	-	-	(39)	(9)
Asset exchange	6.5	2.9	(206)	(392)
Development & revisions	18.5	20.6	3,812	3,563
Production	(17.4)	-	(3,937)	-
Reserves December 31, 2002	178.4	44.7	40,442	10,739

ACQUISITION, DEVELOPMENT AND FINDING COSTS

- The Fund conducted a very active capital program during 2002 mainly directed to converting proved undeveloped and probable reserves to proved developed producing reserves.
- In addition, heavy oil properties were exchanged for natural gas assets which resulted in a net decline of 0.6 mmboe in established reserves but a significant increase in value due to the higher quality of the reserves acquired.
- As a result, acquisition, development and finding costs increased during 2002 to $7.52 per established boe from $5.22 per established boe in 2001.
- Since inception, Advantage has added 40.6 mmboe at a net cost of $6.01 per boe which replaced 661% of cumulative production.
- The Trust's major development activities in 2002 included development drilling, completions and well tie-ins at Medicine Hat, Vermilion, Acheson, Wainwright and Puskwaskau.

Capital Expenditures ($000)	2002	2001	Inception to date
Acquisitions			
Due West Resources Ltd.	-	60,127	60,127
Gascan Resources Ltd. (1)	-	70,699	70,699
Best Pacific Resources Ltd.	53,448	-	53,448
Property acquisitions	8,698	-	8,698
Property dispositions	(800)	(706)	(1,506)
	61,346	130,120	191,466
Drilling, completions and workovers	30,719	4,995	35,714
Well equipping and facilities	10,456	3,984	14,440
Land, seismic and other	1,477	723	2,200
Total capital expenditures	$ 103,998	$ 139,822	$ 243,820
(000 boe)			
Net increase in established reserves after production	9,889	24,562	34,451
Annual production	3,937	2,200	6,137
Annual reserve additions	13,826	26,762	40,588
($/boe)			
Total acquisition, development & finding costs	$ 7.52	$ 5.22	$ 6.01

(1) Gascan acquisition closed January 4, 2002. Reserves related to the acquisition were accounted for in the 2001 reserve evaluation summary.

HEDGING UPDATE

As at April 2, 2003 the Fund has the following costless collar contracts outstanding for the period May, 2003 to August, 2003:

Natural gas (mcf/d)	Floor ($/mcf)	Ceiling($/mcf)
10,500 mcf/d	$ 5.78	$ 8.03
10,500 mcf/d	$ 6.04	$ 8.51
10,500 mcf/d	$ 6.30	$ 8.30

>>

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

%SEDAR: 00016522E

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development Ph: (416) 945-6636, Toll free: 1-866-393-0393, ADVANTAGE ENERGY INCOME FUND, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/

(AVN.UN.)

CO: Advantage Energy Income Fund

CNW 14:31e 03-APR-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Advantage Announces Monthly Distribution at $0.23 per Unit & April 15, 2003 Webcast

68

(TSX: AVN.UN)

CALGARY, April 14 /CNW/ - Advantage Energy Income Fund ("Advantage" or "the Fund") is pleased to announce that the cash distribution for the month of April will be $0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 19% based on the April 11, 2003 closing price of $14.49 per Unit.

The distribution will be payable on May 15, 2003 to Unitholders of record at the close of business on April 30, 2003. The ex-distribution date is April 28, 2003. The cash distribution is based on 28.8 million Units currently outstanding.

Current Fund highlights:

i) The Fund has completed its first quarter capital development program consisting of the drilling of 50 net wells, with the majority being shallow natural gas wells located at Medicine Hat and Wainwright, Alberta;

ii) natural gas production from these wells is expected to be tied in and onstream by the middle of the second quarter; and

iii) the Fund recently entered into additional costless collar transactions and now has hedged a total of 31.5 mmcf/d of natural gas with an average floor price of $6.04/mcf and a ceiling price of $8.28/mcf for the period May, 2003 to August, 2003. This represents approximately 50% of the anticipated production for that period.

The distribution amount represents approximately 80% - 85% of the current month's estimated Cash available for distribution (Cash flow from operations less interest on debentures). The balance of cash withheld by the Fund will be applied to the 2003 capital expenditure program. Advantage is in an ideal position to benefit from the continued strength in natural gas markets with 77% of production weighted to natural gas and a significant inventory of low risk natural gas drilling projects.

A webcast of Mr. Kelly Drader's presentation at the CIBC World Markets Energy Trust Conference will be available on our website on Tuesday, April 15 at 9:00 a.m. Eastern time.

%SEDAR: 00016522E

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393, Advantage Energy Income Fund, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
(AVN.UN.)

CO: Advantage Energy Income Fund

CNW 10:46e 14-APR-03

ADVANTAGE

ENERGY INCOME FUND

70

2002 Management's Discussion & Analysis

AVN.UN

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD & A") provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or "the Fund") for the year ended December 31, 2002 and should be read in conjunction with the audited consolidated financial statements. Results for 2002 will be compared to the period May 24 to December 31, 2001 which was the Fund's first period of operation.

All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

Advantage was formed on May 23, 2001 as a result of the conversion of Search Energy Corp. into an income fund. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to focus on growth through the acquisition and development of producing oil and natural gas properties while minimizing exposure to exploration risk.

CASH DISTRIBUTIONS

Total cash distributions to Unitholders for the year ended December 31, 2002 amounted to $46.9 million or $1.73 per Unit. Since inception, the Fund has distributed $69.0 million or $3.18 per Unit. The level of the monthly distributions are dependent on the Fund's current level of production and prevailing commodity prices. With the improvement in commodity prices late in 2002 and the growth in Advantage's production, the Fund has increased its monthly distribution by 77% from the September 2002 distribution of $0.13 per unit to the February 2003 distribution of $0.23 per unit. Cash distributions are announced on a monthly basis and are based on cash flow available after retaining a portion for capital expenditures and debt repayment.

2002 Monthly Distributions

Cash distributions to Unitholders were declared as follows:

Period ended	Payment date	Distribution per Unit	Taxable Amount per Unit	Return of Capital per Unit
Jan. 31, 2002	Feb. 15, 2002	$ 0.1500	$ 0.0945	$ 0.0555
Feb. 28, 2002	Mar. 15, 2002	$ 0.1300	$ 0.0819	$ 0.0481
Mar. 31, 2002	Apr. 15, 2002	$ 0.1300	$ 0.0819	$ 0.0481
Apr. 30, 2002	May 15, 2002	$ 0.1300	$ 0.0819	$ 0.0481
May 31, 2002	June 17, 2002	$ 0.1300	$ 0.0819	$ 0.0481
June 30, 2002	July 15, 2002	$ 0.1300	$ 0.0819	$ 0.0481
July 31, 2002	Aug. 15, 2002	$ 0.1300	$ 0.0819	$ 0.0481
Aug. 31, 2002	Sept. 16, 2002	$ 0.1300	$ 0.0819	$ 0.0481
Sept. 30, 2002	Oct. 15, 2002	$ 0.1300	$ 0.0819	$ 0.0481
Oct. 31, 2002	Nov. 15 2002	$ 0.1800	$ 0.1134	$ 0.0666
Nov. 30, 2002	Dec. 16, 2002	$ 0.1800	$ 0.1134	$ 0.0666
Dec. 31, 2002	Jan. 15, 2003	$ 0.1800	$ 0.1134	$ 0.0666
		$ 1.7300	$ 1.0899	$ 0.6401

PRODUCTION

Natural gas production for the period ended December 31, 2002 averaged 47.8 mmcf/d, an improvement of 79% over the 26.6 mmcf/d produced in 2001. The increase in gas production over 2001 was the result of the acquisition of Gascan Resources on January 1, 2002 and a successful drilling program. The Gascan acquisition added approximately 8.3 mmcf/d while drilling at Medicine Hat added an average of 6.5 mmcf/d for 2002. During the fourth quarter of 2002, the Medicine Hat property was producing approximately 19.3 mmcf/d up from the first quarter average of 5.2 mmcf/d. Drilling at Vermilion, Alberta added, on average, approximately 4.9 mmcf/d in 2002. Included in 2002 natural gas production was approximately 0.7 mmcf/d related to the Best Pacific acquisition which closed on November 18, 2002. At the time of the acquisition, Best Pacific was producing approximately 5.5 mmcf/d of natural gas.

Oil and NGLs production averaged 2,828 bbls/d, a 4% decrease compared with the 2,954 bbls/d produced in 2001. Lower production in 2002 was the result of the disposition of substantially all of the Fund's heavy oil production on September 1, 2002. The Fund's heavy oil production was exchanged for increased production and working interests in the Fund's Vermilion natural gas property. Light oil and NGLs production in 2002 averaged 2,255 bbls/d, an increase of 23% over the 1,826 bbls/d produced 2001. Increases in light oil and NGLs production in 2002 was the result of the acquisition of approximately 340 bbls/d of production from Gascan on January 1, 2002 and drilling at Acheson, Alberta. In addition, the acquisition of Best Pacific which was effective November 18, 2002 added, on average, 120 bbls/d of crude oil and NGLs production. Total light oil and NGLs production acquired from Best Pacific amounted to approximately 1,050 bbls/d. Heavy oil production in 2002 averaged 573 bbls/d compared to 1,128 bbls/d in 2001.

Daily Production

	2002	2001	% Change
Natural gas (mcf/d)	47,753	26,613	79 %
Light oil & NGLs (bbls/d)	2,255	1,826	23 %
Heavy oil (bbls/d)	573	1,128	(49)%
Total (boe/d)	10,787	7,390	46 %

COMMODITY PRICES & MARKETING

Natural Gas

Natural gas prices for the year ended December 31, 2002 averaged $3.85/mcf ($3.71/mcf including hedging), compared to $3.42/mcf ($3.43/mcf including hedging) in the period ending 2001. Advantage's natural gas hedging program resulted in losses of $2.4 million in 2002 or $0.14/mcf. Natural gas prices during 2002 were relatively weak as a result of record storage levels following a mild 2001/2002 winter and reduced demand caused by an economic downturn. Late in 2002, prices strengthened as a result of a significant draw on natural gas storage inventories that reflected a cold winter in northeast North America and the reduced supply of natural gas. The supply reduction is due to the decline in drilling activity that resulted from the weakening of prices that


Historical Natural Gas Prices
(AECO $Cdn/mcf)
$12
$2
$10.86
$8.68
$2.16
2001
2002
2003

occurred in 2001 and 2002 as well as increased decline rates for natural gas production throughout Canada and the U.S. It is the Fund's belief that the recent strengthening of natural gas prices is reflective of the longer term supply and demand fundamentals of the natural gas market. The price the Fund receives on natural gas is primarily based on the AECO benchmark price with approximately 25% of production sold to aggregators and the remainder sold on the spot market. Advantage continues to focus on natural gas to take advantage of this market. Advantage's current production is weighted approximately 80% towards natural gas.

Average Prices - Natural Gas ($/mcf)

	2002	2001[1]	% Change
Advantage wellhead price	$ 3.85	$ 3.42	13%
Advantage hedged price	$ 3.71	$ 3.43	8 %
AECO monthly index	$ 4.05	$ 3.46	17 %

[1] seven moths ending December 31, 2001

Crude Oil

Crude oil and NGLs prices averaged $34.46/bbl ($32.07/bbl including hedging) in 2002 compared with $27.34/bbl ($27.99/bbl including hedging) in 2001. Included in crude oil sales is $2.5 million of oil hedging losses or $2.39/bbl. Light oil and natural gas liquids prices averaged $35.83/bbl compared to $30.47/bbl in 2001, while heavy oil prices averaged $29.03/bbl compared with $22.27/bbl in 2001. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality and transportation costs. The price of WTI fluctuates based on worldwide supply and demand fundamentals. Many factors have affected the recent fluctuations in the price of WTI including the ongoing crisis in Iraq, OPEC production quotas, the oil workers strike in Venezuela, US storage inventory levels and changes in worldwide demand. The price of WTI averaged $26.10/bbl in 2002 compared to $24.20/bbl in the period ending December 31, 2001.

Average Prices - Crude Oil

	2002	2001[1]	% Change
Light oil & NGLs ($/bbl)	$ 35.83	$ 30.47	18 %
Heavy oil ($/bbl)	$ 29.03	$ 22.27	30 %
Oil & NGLs - including hedging ($/bbl)	$ 32.07	$ 27.99	15 %
WTI (US$/bbl)	$ 26.10	$ 24.20	8 %

[1] seven moths ending December 31, 2001

HEDGING

At December 31, 2002 the Fund had the following hedges in place:

Natural Gas - January to March 2003

Fixed price	18.5 mmcf/d
Price (average)	$4.99/mcf
Collar	22.7 mmcf/d
Floor price (average)	$5.01/mcf
Ceiling price (average)	$6.31/mcf

Crude Oil - January 2003

Fixed price	1,000 bbls/d
Price (average)	$43.57/bbl (WTI – US$27.75/bbl)

Crude Oil - January to September 2003

Collar	200 bbls/d
Floor price (average)	WTI – US$24.80/bbl
Ceiling price (average)	WTI – US$28.00/bbl

The Fund's natural gas hedges expired on March 31, 2003 with crude oil hedges substantially expired on January 31, 2003. Advantage continues to monitor market fundamentals with a view to layer-in additional hedges for the upcoming summer period for both natural gas and crude oil.

ROYALTIES

Crown royalties, freehold royalties and freehold mineral tax, net of Alberta Royalty Credit (ARC) for the year ended December 31, 2002 amounted to $17.3 million or 16.9% of revenue compared with $5.9 million or 15.5% of revenue in the period ending 2001. Total royalties are significantly higher in 2002 as a result of higher revenues from the inclusion of a full year of production and higher production rates. The increase in the royalty rate over 2001 is the result of higher commodity prices in 2002.

Royalties

	2002	2001	% Change
Total royalties, net of ARC ($000)	$17,344	$ 5,899	194 %
per BOE	$ 4.41	$ 3.60	23 %
As a percentage of revenue	16.9%	15.5%	-

OPERATING COSTS

Operating costs for the year ended December 31, 2002 amounted to $18.5 million or $4.70/boe compared with $7.9 million or $4.82/boe in the period ended December 31, 2001. The significant increase in operating cost amounts reflects the increased production levels in 2002 and the partial year results reported in the prior year from May 24, 2001, the inception date of the Fund. Per boe operating costs are 2% lower due to increased production at lower per boe operating cost properties at Medicine Hat and Vermilion and the disposition of higher per boe heavy oil properties, partially offset by higher operating cost properties acquired as part of the Best Pacific acquisition.

Operating Costs

	2002	2001	% Change
Operating costs ($000)	$18,486	$ 7,905	134 %
per boe	$ 4.70	$ 4.82	(2) %

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative ("G&A") expense for the year ended December 31, 2002 amounted to $2.6 million or $0.67/boe compared with $1.7 million or $1.03/boe in the period ended 2001. G&A expense per boe was 35% lower than 2001 due to a 46% increase in boe production without a corresponding increase in G&A expenditures.

Management fees for the year ended December 31, 2002 amounted to $0.9 million compared to $0.4 million for the period ended December 31, 2001. On a boe basis, management fees were $0.24/boe compared to $0.23/boe in 2001. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating expenses.

The Fund Manager is entitled to earn a performance fee to the extent that the total annual return of the Fund exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price times the average number of Units outstanding during the year) to determine the performance fee. For the year ending December 31, 2002 the total return of the Fund was 84% based on an opening unit price of $8.04 per unit, a closing unit price of $13.07 per unit and cash distributions of $1.73 per unit for the year. This 84% return for Unitholders resulted in a performance fee of $16.5 million based on a total annual return to Unitholders of $179.4 million. On January 27, 2003 the Fund issued 1,203,163 Advantage Trust Units to Advantage Investment Management Ltd. and the employees of the Fund to satisfy the performance fee obligation. No performance fee was paid for the period ended December 31, 2001. The Manager does not receive any form of compensation in respect of acquisition or divestiture fees nor is there any form of stock option plan for the Manager or the employees of Advantage.

General and Administrative Expenses

	2002	2001	% Change
General and administrative expense ($000)	$ 2,624	$ 1,691	55 %
per BOE	$ 0.67	$ 1.03	(35) %
Management fees ($000)	$ 930	$ 372	150 %
per BOE	$ 0.24	$ 0.23	4 %
Employees at December 31	31	30	3 %

INTEREST

Interest expense for the year ended December 31, 2002 amounted to $4.3 million compared with $1.9 million for the period ended December 31, 2001. Higher interest expense in 2002 was the result of a higher average debt balance and due to the shorter reporting year in 2001.

NETBACKS

Netbacks ($/boe)

	2002		2001	
	($000s)	($/boe)	($000s)	($/boe)
Revenue	$ 102,717	$ 26.09	$ 38,119	$ 23.24
Hedging	(4,880)	(1.24)	476	0.29
Royalties	(17,344)	(4.41)	(5,899)	(3.60)
Operating costs	(18,486)	(4.70)	(7,905)	(4.82)
Operating	$ 62,007	$ 15.74	$ 24,791	$ 15.11
General and administrative	(2,624)	(0.67)	(1,691)	(1.03)
Management fees	(930)	(0.24)	(372)	(0.23)
Interest expense	(4,272)	(1.09)	(1,882)	(1.15)
Taxes	(529)	(0.13)	(504)	(0.31)
Cash flow from operations	$ 53,652	$ 13.61	$ 20,342	$ 12.39
Interest on debentures	(1,115)	(0.28)	-	-
Cash available for distribution	$ 52,537	$ 13.33	$ 20,342	$ 12.39

DEPLETION, DEPRECIATION AND SITE RESTORATION

Depletion and depreciation of property and equipment is provided on the unit of production method based on total proved reserves. The depletion, depreciation and site restoration provision for 2002 increased to $41.1 million in 2002 from $18.3 million in 2001. The increased provision in 2002 is the result of higher production volumes in 2002. The depletion, depreciation and amortization rate (DD&A) for the year ended December 31, 2002 was $10.43/boe compared with $11.13/boe in 2001. DD&A includes a provision for future site restoration and abandonments of $0.24/boe ($0.14/boe in 2001). The reduction in the DD&A rate from 2001 primarily reflects lower cost reserve additions in 2002.

TAXES

Current taxes paid or payable for the period ending December 31, 2002 primarily represent capital tax and amounted to $0.5 million, comparable to $0.5 million expensed in 2001. Capital taxes are based on debt and equity levels at the end of the year. According to the February 2003 Federal Budget, capital taxes are to be gradually eliminated over the next five years.

Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the year ended December 31, 2002 the Fund recognized an income tax recovery of $16.0 million compared to a $7.5 million recovery in 2001. In the Fund's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the Unitholders. Therefore, it is expected that no cash income taxes are to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at December 31, 2002 the operating company had a future income tax liability balance of $77.1 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. It further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. As a result of the Gascan acquisition, Advantage recorded a future tax liability of $37.9 million. On the Best Pacific acquisition, Advantage recorded a future tax asset of $7.7 million. A future tax asset was recorded because the balance of Best Pacific's tax pools was greater than the amount recorded of the assets acquired.

CAPITAL EXPENDITURES

Capital expenditures including acquisitions for the year ended December 31, 2002 totalled $167.8 million net of property dispositions of $0.8 million compared to $76.0 million net of property dispositions of $0.7 million in 2001. Expenditures on property and equipment in 2002 amounted to $42.7 million. The majority of the development capital expenditures were incurred on natural gas drilling, completions and tie-ins at Medicine Hat and Vermillion and oil drilling and completions at Acheson and Stoddart.

Capital Expenditures ($ thousands)

	2002	2001
Land and seismic	$ 1,359	$ 628
Drilling, completions and workovers	30,719	4,995
Well equipping and facilities	10,456	3,984
Other	118	95
	$ 42,652	$ 9,702
Acquisition of Best Pacific Resources Ltd.	53,448	-
Acquisition of Gascan Resources Ltd.	63,799	6,900 [1]
Acquisition of Due West Resources	-	60,127
Property acquisitions	8,698	-
Property dispositions	(800)	(706)
Total capital expenditures	$ 167,797	$ 76,023

[1] Represents deposit on Gascan acquisition which was paid in 2001. Acquisition closed on January 4, 2002. Reserve additions related to the acquisition were accounted for in the December 31, 2001 reserve evaluation summary.

ACQUISITIONS

Gascan Resources Ltd.

On January 4, 2002 Advantage acquired the crude oil and natural gas assets of Gascan Resources Ltd. for cash consideration of $70.7 million. Included on the December 31, 2001 balance sheet is a deposit of $6.9 million which was applied against the purchase price. Early in 2002 the Fund acquired an additional 10% interest in a natural gas property located in the Medicine Hat area of Alberta for $3.8 million. The Fund acquired a 90% interest in this property as part of the Gascan purchase and now holds a 100% interest in this 24 section block. The acquisition added 19.0 mmboe comprised of 100 bcf of natural gas and 0.7 mmbbls of light oil and NGLs. Reserve additions related to the Gascan acquisition were included in the 2001 reserve evaluation summary.

Best Pacific Resources Ltd.

On November 18, 2002 Advantage acquired Best Pacific for a purchase price, after adjustments, of approximately $53.4 million. The Best Pacific properties produce approximately 5.5 mmcf/d of natural gas and 1,050 bbls/d of light oil and natural gas liquids. Best Pacific's independent engineers assessed its total established reserves at 18.4 bcf of natural gas and 3.4 million barrels of oil and natural gas liquids. In addition, Best Pacific has approximately 155,000 acres of undeveloped land supported by 3,000 miles of 2D seismic and 205 square miles of 3D seismic and approximately $66 million in tax pools.

LIQUIDITY AND CAPITAL RESOURCES

On January 29, 2001, the Fund issued 2.5 million Trust Units at a price of $7.90 per Trust Unit generating net proceeds of $18.4 million. These funds were used to finance the acquisition of the Puskwaskau and Medicine Hat properties, which closed early in 2002. In addition, proceeds were used to finance the first quarter 2002 capital development program for the Medicine Hat area. As at December 31, 2002 the Fund had approximately 27.1 million Trust Units outstanding. On January 27, 2003 Advantage issued 1,102,163 Units to the Funds manager and Advantage employees to satisfy the obligation related to the performance incentive fee.

On October 18, 2002 Advantage issued $55 million principal amount of 10% convertible unsecured subordinated debentures. Proceeds of the offering were used to finance the acquisition of Best Pacific Resources. The debentures mature on November 1, 2007, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $13.30 per Unit plus accrued and unpaid interest. Issue costs associated with the convertible debenture approximated $2.4 million. As at December 31, 2002 none of the debentures had been converted into Trust Units.

At December 31, 2002 Advantage had bank debt outstanding of $114.2 million. Advantage has an agreement with a Canadian chartered bank that provides for a$150 million facility consisting of $140 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 30, 2003. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. At December 31, 2002 Advantage also had a working capital deficiency of $7.1 million. The following table outlines the Fund's sources and uses of funds during 2002:

Sources and Uses of Funds ($ thousands)

Sources of funds	
Cash flow from operations	$ 53,652
Equity issued, net of costs	18,430
Debentures issued, net of costs	52,557
Increase in bank debt	91,055
	$ 215,694
Uses of funds	
Capital expenditures	$ 42,652
Acquisition of Gascan Resources	63,799
Acquisition of Best Pacific	53,448
Property acquisitions (net of dispositions)	7,898
Distributions paid to Unitholders	45,693
Increase in working capital	2,204
	$ 215,694

INDUSTRY RISKS

The oil and gas industry is inherently risky. These risks include the uncertainty of finding new reserves, operational risk associated with the production of oil and natural gas, the volatility of commodity prices, accessing markets to sell hydrocarbons, government regulations, royalty and tax legislation and access to capital markets.

The Fund attempts to mitigate its reserves and production risk by acquiring and exploiting longer life reserves where production is more stable and predictable. Commodity price volatility risk is reduced through the use of an ongoing hedging program. Advantage manages the risk of counterparty default by dealing with financially sound counterparties. The Fund also attempts to mitigate risk by employing highly competent employees in all disciplines, engaging industry recognized financial and legal advisors, using leading edge technology to enhance analysis, maintaining and monitoring forward looking budgets and carrying appropriate levels of business and property insurance. The Fund also has a dedicated and experienced Board of Directors who readily offer their knowledge to the senior management team.

Environmental regulations provide for restrictions and prohibitions on the release of emissions of various substances produced in association with certain crude oil and natural gas operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. The industry is also faced with uncertainties as to availability of access to environmentally sensitive lands for exploration and development activities. The Fund believes it is in compliance with all current environmental legislation and is taking such steps as the Fund believes to be prudent to ensure compliance is maintained.

OUTLOOK

Advantage's objective is to become the leading choice among investors in the oil and gas trust sector. This will be accomplished through the acquisition, development and management of long life, low cost reserves with an emphasis on natural gas. Significant strides have been made since the inception of the Fund in May 2001 in accomplishing this objective. The acquisition of Due West, Gascan and Best Pacific combined with development drilling has increased established reserves by 40.6 mmboe at a cost of $6.01 per boe. The Fund's established reserve life index improved by 54% from 7.1 years to 10.9 years. Since inception of the Fund on May 24, 2001 production has grown from 6,300 boe/d to current production of approximately 12,600 boe/d.

In 2003, Advantage will continue to follow the strategy of acquiring properties that increase the reserve life index, provide low risk development opportunities and enhance long-term cash flow. Production will also be increased through low risk exploitation and development drilling. Advantage's capital budget for 2003 is $35 million. To ensure stability of cash distributions and return to Unitholders, the Fund will maintain a hedging plan to guard against the downward volatility of commodity prices.

With the recent strengthening in natural gas prices Advantage is well positioned for strong cash flow in 2003. The following table indicates the Fund's cash flow sensitivity to changes in prices and production of natural gas, crude oil and NGLs, exchange rates and interest rates for 2003 based on production of 59,500 mcf/d of natural gas and 3,000 bbls/d of crude oil and NGLs and before hedging. Advantage is considerably more sensitive to changes in natural gas prices as compared to oil due to the Fund's higher natural gas weighting.

Sensitivities

	Cash flow ($000)	Cash flow per Unit ($/Unit)
Natural gas		
AECO price change of $0.25/mcf	$ 4,400	$ 0.16
Production change of 1,000 mcf/d	$ 1,300	$ 0.05
Crude oil		
WTI price change of US$1.00/bbl	$ 1,300	$ 0.05
Production change of 200 bbl/d	$ 1,800	$ 0.07
Cdn$0.01 change in the Cdn$/US$ exchange rate	$ 2,400	$ 0.09
1% change in interest rate	$ 1,300	$ 0.04

CORPORATE GOVERNANCE

Advantage Investment Management Ltd. has been retained by the Trustee of the Fund and by Advantage Oil & Gas ("AOG") to provide advisory and management services to the Fund and to AOG. The Board of Directors' mandate is to supervise the management of the business and affairs of the Fund including the business and affairs of the Fund delegated to AOG. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $2 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities, will be made by the Board.

Computershare Trust Company of Canada, the Trustee of the Fund, has delegated certain matters to the Board of Directors. These include all decisions relating to issuance of additional Trust Units and the determination of the amount of distributions. Any amendment to any material contract to which the Fund is a party will require the approval of the Board of Directors and, in some cases, Unitholder approval.

The Board of Directors meets regularly to review the business and affairs of the Fund and AOG and to make any required decisions.

The Board of Directors consists of seven members, five of whom are unrelated to the Fund. The Audit Committee and the Independent Reserve Evaluation Committee each have three members, all of whom are unrelated. The Human Resources, Compensation and Corporate Governance Committee has three members, two of whom are unrelated. In addition, the Chairman of the Board is not related and is not an executive officer of the Fund.

A further discussion of the Fund's corporate governance practices can be found in the Management Proxy Circular.

ADVANTAGE

ENERGY INCOME FUND

2002 Financial Statements

AVN.UN

Consolidated Financial Statements

Management's Report

Advantage Energy Income Fund Management takes responsibility for the preparation and presentation of the consolidated financial statements together with the operational information contained in this report. The financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles.

Estimates have been used in the preparation of the consolidated financial statements when transactions affecting the reporting period cannot be finalized until a later date. The carrying value of oil and gas interests reflects Management's best judgement with regard to the underlying assets. Other financial information contained throughout this annual report is consistent with that provided in the consolidated financial statements.

Management has developed and maintains a system of internal control that provides reasonable assurance that all transactions are accurately and reliably recorded, that the consolidated financial statements accurately report the Fund's operating and financial results, and that the Fund's assets are safeguarded.

The Audit Committee, comprised of non-management directors, acts on behalf of the Board of Directors to ensure that Management fulfils its financial reporting and internal control responsibilities. The Audit Committee has reviewed the consolidated financial statements with management and KPMG LLP, the Fund's external auditors, and has reported to the Board of Directors thereon. The Board of Directors has approved these consolidated financial statements.

Kelly I. Drader
President & CEO
March 18, 2003

Peter A. Hanrahan
CFO & Controller

Auditors' Report

To the Unitholders of Advantage Energy Income Fund:

We have audited the consolidated balance sheet of Advantage Energy Income Fund as at December 31, 2002 and the consolidated statements of income and accumulated income and cash flows for the year then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements for the period ended December 31, 2001 were reported on by another firm of chartered accountants who expressed an opinion without reservation in their audit report dated April 9, 2002

Calgary, Canada
March 18, 2003

KPMG LLP
Chartered Accountants

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)

Assets	December 31, 2002	December 31, 2001
Current assets		
Accounts receivable	$ 24,057	$ 13,102
Deposit (note 3ii)	-	6,900
Fixed assets (note 4)		
Property and equipment	488,681	275,085
Accumulated depletion & depreciation	(100,889)	(60,763)
	387,792	214,322
	$ 411,849	$ 234,324
Liabilities		
Current liabilities		
Bank indebtedness (note 5)	$ 114,222	$ 889
Accounts payable and accrued liabilities	26,236	13,624
Cash distributions payable to Unitholders (note 7)	4,878	3,690
	145,336	18,203
Long-term debt (note 5)	-	23,167
Provision for future site restoration	5,396	3,096
Future income taxes (note 8)	77,064	55,297
	227,796	99,763
Unitholders' equity		
Unitholders' capital (note 6 and 10)	161,452	128,616
Convertible debentures (note 6)	55,000	-
Accumulated income	36,581	28,044
Accumulated cash distributions	(68,980)	(22,099)
	184,053	134,561
	$ 411,849	$ 234,324

On behalf of the Board of Directors:

Rodger A. Tourigny
Director

Kelly I. Drader
Director

see accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income and Accumulated Income

(thousands of dollars)

	For the year ended December 31, 2002	For the period May 24, 2001 to December 31, 2001
Revenue		
Petroleum and natural gas sales	$ 97,837	$ 38,595
Royalties, net of Alberta Royalty Credit	(17,344)	(5,899)
	80,493	32,696
Expenses		
Operating	18,486	7,905
General and administrative	2,624	1,691
Management fee (note 1)	930	372
Non-cash performance incentive (note 10)	16,475	-
Interest	4,272	1,882
Depletion, depreciation and site restoration	41,074	18,255
	83,861	30,105
Income (loss) before taxes	(3,368)	2,591
Future income tax recovery (note 8)	(15,992)	(7,480)
Income and capital taxes (note 8)	529	504
Net income	12,095	9,567
Accumulated income, beginning of period	28,044	18,477
Issuance costs on convertible debentures	(2,443)	-
Accumulated interest on convertible debentures	(1,115)	-
Accumulated income, end of period	$ 36,581	$ 28,044
Net income per Trust Unit (note 6)		
Basic and diluted	$ 0.41	$ 0.62

see accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(thousands of dollars)

	For the year ended December 31, 2002	For the period May 24, 2001 to December 31, 2001
Operating Activities		
Net income	$ 12,095	$ 9,567
Add (deduct) items not requiring cash:		
Non-cash performance incentive	16,475	-
Future income taxes	(15,992)	(7,480)
Depletion, depreciation and site restoration	41,074	18,255
Cash flow from operations	53,652	20,342
Changes in non-cash working capital	(788)	(8,388)
Cash provided by operating activities	52,864	11,954
Financing Activities		
Units issued, net of costs (note 6)	18,430	83,674
Convertible debentures issued, net of costs	52,557	-
Increase (decrease) in long-term debt	91,055	(3,048)
Cash distributions to Unitholders (note 7)	(45,693)	(18,409)
Cash provided by financing activities	116,349	62,217
Investing Activities		
Expenditures on property and equipment	(42,652)	(9,702)
Property acquisitions	(8,698)	-
Property dispositions	800	706
Acquisition of Best Pacific Resources Inc. (note 3i)	(53,448)	-
Acquisition of Gascan Resources Inc. (note 3ii)	(63,799)	(6,900)
Acquisition of Due West Resources Inc. (note 3iii)	-	(60,127)
Changes in non-cash working capital	(527)	(736)
Cash used in investing activities	(168,324)	(76,759)
Net increase (decrease) in cash	889	(2,588)
Cash (bank indebtedness), beginning of period	(889)	1,699
Cash, end of period	$ 0	$ (889)
Supplementary cash flow information:		
Interest paid	$ 4,560	$ 1,787
Income and capital taxes paid	$ 1,104	$ 744

see accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002
All tabular amounts in thousands except for per share amounts

1. STRUCTURE OF THE TRUST

Advantage Energy Income Fund ("Advantage", the "Trust" or the "Fund") was formed on May 23, 2001 as a result of the conversion of Advantage Oil & Gas Ltd. ("AOG") (formerly Search Energy Corp.) into a royalty trust. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to minimize exposure to exploration risk while focusing on growth through acquisition and development of producing crude oil and natural gas properties.

Advantage is an open-ended mutual fund trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated April 17, 2001 between AOG and Computershare Investor Services Inc. (formerly the Montreal Trust Company) as trustee. The Trust commenced operations on May 24, 2001. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, AOG, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of AOG, a royalty in the producing properties of AOG (the "AOG Royalty") and notes of AOG (the "AOG Notes").

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the AOG Notes and royalty income earned from the AOG Royalty. The AOG Royalty and the AOG Notes result in the effective transfer of the economic interest in the properties of AOG to the Trust. However, while the royalty is a contractual interest in the properties owned by AOG, it does not confer ownership in the underlying resource properties.

The Trust is managed by Advantage Investment Management Ltd. (the "Manager"). The Manager receives a management fee and an incentive fee pursuant to a Management Agreement as approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees also include an incentive fee equal to 10% of the amount by which the total return to investors exceeds 8% (see note 10).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The management of Advantage Energy Income Fund prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

AOG is an oil and natural gas exploitation and development company operating in Western Canada that is a wholly-owned subsidiary of the Trust. These financial statements include the accounts of the Trust and AOG on a consolidated basis from May 24, 2001, the date of the Trust's creation. All intercompany balances and transactions have been eliminated.

Property and equipment

(a) Petroleum and natural gas properties and related equipment

The Fund follows the full cost method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling, geological and geophysical costs and overhead expenses related to exploration and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit of production method based on estimated proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. For purposes of the depletion calculation, proven petroleum and natural gas reserves are converted to a common unit of measure on the basis of one barrel of oil or liquids being equal to six mcf of natural gas.

The depletion and depreciation cost base includes total capitalized costs, less costs of unproved properties, plus a provision for future development costs of proven undeveloped reserves.

The net carrying value of the Trust's petroleum and natural gas properties and production equipment is limited to an ultimate recoverable amount. This amount is the aggregate of estimated future net revenues from proved reserves and the costs of unproved properties, net of impairment allowances, less future estimated production costs, general and administrative costs, financing costs, site restoration and abandonment costs, and income taxes. Future net revenues are estimated using prices and costs without escalation or discounting, and the income tax and Alberta Royalty Credit legislation in effect at the year-end.

(b) Furniture and equipment

The Fund records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives.

Future site restoration

The estimated cost of future site restoration and abandonment is based on the current cost and the anticipated method and extent of site restoration in accordance with existing legislation and industry practice. The annual charge, provided for on a unit of production basis, is accounted for as part of depletion, depreciation and site restoration expense. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

Measurement uncertainty

The amounts recorded for depletion and depreciation of property and equipment and the provision for future site restoration costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

Joint operations

The accounts of the Trust reflect its proportionate interest in exploration and production activities conducted jointly with others.

Cash distributions

Cash distributions are calculated on an accrual basis and are paid to Unitholders monthly based on cash available for distributions. Cash distributions paid to Unitholders during the period are presented in note 7.

Income taxes

The Fund is a taxable trust under the Income Tax Act (Canada). Any taxable income is allocated to the Unitholders and therefore no provision for income taxes relating to the Fund is included in these financial statements.

The Corporation follows the liability method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using enacted tax rates and laws expected to apply when the differences reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantially enacted.

Financial instruments

From time to time, the Fund uses various financial instruments to manage risk associated with crude oil and natural gas price fluctuations. These instruments are not used for trading purposes. Proceeds and costs realized from holding the related contracts all of which constitute effective hedges, are recognized in oil and gas revenues at the time that each transaction under a contract is settled (see note 9).

3. ACQUISITIONS

(i) Best Pacific Resources Ltd.

On November 18, 2002 Advantage acquired all of the issued and outstanding shares of Best Pacific Resources Ltd. ("Best Pacific"), an oil and natural gas company, for cash consideration of $53.4 million. The acquisition has been accounted for using the purchase method with the results of operations included in the consolidated financial statements from the date of acquisition. The purchase price was allocated as follows:

Net assets acquired and liabilities assumed:	
Property & equipment	$ 46,852
Future income taxes	7,737
Net working capital	212
Future site restoration	(1,353)
	$ 53,448

Consideration:	
Cash	$ 51,849
Acquisition costs incurred	1,599
	$ 53,448

(ii) Gascan Resources Ltd.

On January 4, 2002 Advantage acquired the crude oil and natural gas assets of Gascan Resources Ltd. ("Gascan") for cash consideration of $70.7 million. Included on the December 31, 2001 balance sheet is a deposit of $6.9 million which was applied against the purchase price. The balance of the acquisition cost was financed through available lines of credit. Results from operations are included in the Fund's consolidated financial statements from the date of acquisition. The acquisition is being accounted for as a purchase as of the closing date of the acquisition. The purchase price has been allocated as follows:

Net assets acquired and liabilities assumed:		Consideration:	
Property & equipment	$ 108,592	Cash	$ 69,000
Future income taxes	(37,893)	Acquisition costs incurred	1,699
	$ 70,699		$ 70,699

(iii) Due West Resources Ltd.

On July 26, 2001 Advantage acquired all of the issued and outstanding shares of Due West Resources Ltd. ("Due West"), *an oil and natural gas company, for cash consideration of $60.1 million. The acquisition has been accounted* for using the purchase method with the results of operations included in the consolidated financial statements from the date of acquisition. The purchase price was allocated as follows:

Net assets acquired and liabilities assumed:		Consideration:	
Property & equipment	$ 87,042	Cash	$ 59,664
Net working capital	1,441	Acquisition costs incurred	463
Future income taxes	(27,353)		$ 60,127
Future site restoration	(1,003)		
	$ 60,127		

4. FIXED ASSETS

During the year ended December 31, 2002, Advantage capitalized general and administrative expenditures directly related to exploration and development activities of $1,319,000 (period ending December 31, 2001, $742,000).

Costs of $18,010,000 for unproven properties have been excluded from the calculation of depletion expense.

5. BANK INDEBTEDNESS

Effective January 1, 2002 a change in Canadian generally accepted accounting principles requires that all credit facilities that are revolving in nature and are due within one year must be disclosed as part of current liabilities.

Advantage has an agreement with a Canadian chartered bank which provides for a $140 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 30, 2003. The loan's interest rate is based on either prime or bankers acceptance rates at the Trust's option subject to certain basis point or

stamping fee adjustments ranging from 0% to 2% depending on the Trust's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. For the purpose of the cash flow statement the bank overdraft amount is considered cash equivalents.

At December 31, 2002, the effective interest rate on the outstanding amounts under the facility was 5.1%.

6. UNITHOLDERS' EQUITY

(i) Unitholders' Capital

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued

	Number of Units	Amount
Balance at May 24, 2001	12,834,282	$ 44,942
Issued for cash, net of costs	11,764,500	83,674
Balance at December 31, 2001	24,598,782	128,616
Issued for cash, net of costs	2,500,000	18,430
Balance at December 31, 2002	27,098,782	$ 147,046
Non-cash performance incentive	1,102,163	14,406
	28,200,945	$ 161,452

On October 4, 2001 and October 11, 2001 Advantage issued 5,000,000 and 750,000 Trust Units respectively at $7.50 per Trust Unit and on December 18, 2001 Advantage issued 6,014,500 Trust Units at $7.65 per Trust Unit. Total net proceeds were $83.7 million (net of issue costs of $5.5 million).

On January 29, 2002 Advantage issued 2,500,000 Trust Units at $7.90 per Trust Unit. Total net proceeds were $18.4 million (net of issue costs of $1.3 million).

On January 27, 2003 the Trust issued 1,102,163 Trust Units to satisfy the obligation related to the performance incentive fee (see note 10).

(ii) Convertible Debentures

On October 18, 2002 Advantage issued $55 million principle amount of 10% convertible unsecured subordinated debentures. The debentures mature on November 1, 2007, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $13.30 per Unit plus accrued and unpaid interest. The debentures and the related interest obligations will be classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. Issue costs associated with the convertible debenture approximated $2.4 million.

(iii) Trust Units Rights Incentive Plan

Effective June 25, 2002 a Trust Units Rights Incentive Plan for external Directors of the Fund was established and approved by the Unitholders of Advantage. A total of 250,000 Units have been reserved for issuance under the plan. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years. At the option of the rights holder the exercise price of the rights can be adjusted downwards over time based upon distributions made by the Trust to Unitholders. No compensation expense is recognized for the rights plan when the rights are issued. Any consideration received on exercise of the Unit right is credited to share capital.

	Number	Price
Granted during 2002	175,000	$ 11.38
Reduction of exercise price		(0.80)
Balance at December 31, 2002	175,000	$ 10.58

Due to the exercise price features in the Unit rights, management believes the fair value is not reliably determinable. Based on a December 31, 2002 unit price of $12.92, the increase in the intrinsic value of the Trust Unit Rights during the period was approximately $409,000 ($0.02 per Trust Unit).

(iv) Per Unit Amounts

The calculation of net income per Trust Unit is based on the basic and diluted weighted average number of Trust Units outstanding during the period ended December 31, 2002 of 26,900,152 and 27,829,645 respectively and basic and diluted Trust Units outstanding of 15,495,106 for the period ending December 31, 2001.

7. CASH DISTRIBUTIONS

Cash distributions to Unitholders were paid/payable as follows:

Period ended	*Record date*	*Payment date*	Distribution	Distribution per Unit
Jan. 31, 2002	Jan.31, 2002	Feb. 15, 2002	$ 4,065	$ 0.15
Feb. 28, 2002	Feb. 28, 2002	Mar. 15, 2002	$ 3,523	$ 0.13
Mar. 31, 2002	Mar.28, 2002	Apr. 15, 2002	$ 3,523	$ 0.13
Apr. 30, 2002	Apr. 30, 2002	May 15, 2002	$ 3,523	$ 0.13
May 31, 2002	May 31, 2002	June 14, 2002	$ 3,523	$ 0.13
June 30, 2002	June 28, 2002	July 15, 2002	$ 3,523	$ 0.13
July 31, 2002	July 31, 2002	Aug. 15, 2002	$ 3,523	$ 0.13
Aug. 31, 2002	Aug. 30, 2002	Sept. 16, 2002	$ 3,523	$ 0.13
Sept. 30, 2002	Sept. 30, 2002	Oct. 15, 2002	$ 3,523	$ 0.13
Oct. 31, 2002	Oct. 31, 2002	Nov. 15 2002	$ 4,878	$ 0.18
Nov. 30, 2002	Nov. 29, 2002	Dec. 16, 2002	$ 4,878	$ 0.18
Dec. 31, 2002	Dec. 31, 2002	Jan. 15, 2003	$ 4,878	$ 0.18
			$ 46,883	$ 1.73

8. INCOME TAXES

The taxable income of the Fund is comprised of interest income related to the AOG Notes and royalty income from the AOG Royalty less deductions for Canadian Oil and Gas Property Expense (COGPE) and unit issue costs.

The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

	For the year ended Dec. 31, 2002	For the period May 24, 2001 to Dec. 31, 2001
Income (loss) before taxes	$ (3,368)	$ 2,591
Expected income tax expense (recovery) at statutory rates	(1,424)	1,111
Increase (decrease) in income taxes resulting from:		
Non-deductible Crown charges	6,044	2,036
Resource allowance	(6,458)	(2,659)
Amounts included in trust income and other	(14,154)	(7,968)
Future income tax recovery	(15,992)	(7,480)
Income and capital taxes	529	504
	$ (15,463)	$ (6,976)

The components of the future income tax liability at December 31, 2002 are as follows:

Property and equipment in excess of tax basis	$ 80,402	$ 54,943
Future site restoration deductions	(1,711)	(1,323)
Non-capital tax loss carry forward	(1,877)	(1,265)
Other	250	2,942
Future income tax liability	$ 77,064	$ 55,297

The Fund has non-capital tax loss carry forward of approximately $12.5 million which expires in 2009.

9. FINANCIAL INSTRUMENTS

Financial instruments of the Fund consist of current assets, current liabilities and long-term debt. As at December 31, 2002, there are no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of the financial instruments. Substantially all of the Fund's accounts receivable are due from customers in the oil and gas industry and are subject to normal industry credit risks.

The Fund uses various types of derivative financial instruments to reduce its exposure to fluctuations in commodity prices. The fair value of these derivative instruments are based on an estimate of the amounts that would have been paid to or received from counterparties to settle these instruments. The Fund is exposed to losses in the event of default by the counterparties to these instruments. The Fund manages this risk by dealing with financially sound counterparties.

As at December 31, 2002 the following instruments were outstanding:

Instrument	Quantity	Terms	Effective Period	Settlement Value
Natural Gas - AECO				
Collar	6,000 gj/d	$4.75 - $6.00/gj	Nov. 1, 2002 - Mar. 31, 2003	$ (155)
Swap	5,000 gj/d	$4.50/gj	Sept. 1, 2002 - Feb. 28, 2003	(680)
Swap	7,500 gj/d	$4.74/gj	Oct. 1, 2002 - Mar. 31, 2003	(764)
Collar	7,500 gj/d	$4.75 - $5.93/gj	Nov. 1, 2002 - Mar. 31, 2003	(1)
Swap	5,000 gj/d	$4.93/gj	Oct. 1, 2002 - Mar. 31, 2003	(487)
Collar	8,000 gj/d	$4.50 - $6.00/gj	Nov. 1, 2002 - Mar. 31, 2003	(220)
Crude oil - WTI				
Collar	200 bbls/d	US$24.80 - 28.00/bbl	Oct. 1, 2002 - Sept. 30, 2003	(43)
Swap	1,000 bbls/d	Cdn$43.57/bbl	Nov. 1, 2002 - Jan. 31, 2003	(234)
				$ (2,584)

10. NON-CASH PERFORMANCE INCENTIVE

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund.

The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return was calculated at the end of the year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2002 opening and closing Unit prices were $8.02 and $13.07 respectively. Cash distribution for the year amounted to $1.73 per Trust Unit. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. On January 27, 2003 the Fund issued 1,102,163 Advantage Trust Units to satisfy the performance fee obligation. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

72 73

ADVANTAGE ENERGY INCOME FUND

RENEWAL ANNUAL INFORMATION FORM

2002

April 28, 2003

G:\055971\0027\AIF 2003 - 11.doc

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as may be amended, including the regulations promulgated thereunder;

"**AcquisitionCo**" means 925212 Alberta Ltd., a corporation incorporated under the ABCA that, prior to the Amalgamation, was wholly-owned by the Trust;

"**AcquisitionCo Units**" means the units of securities of AcquisitionCo, each such unit consisting of one AcquisitionCo common share and a Note;

"**Affiliate**" or "**Associate**" when used to indicate a relationship with a person or company, means the same as set forth in the *Securities Act* (Alberta);

"**Amalgamation**" means the amalgamation of AOG and AcquisitionCo pursuant to the Arrangement;

"**AOG**" or "**Corporation**" means Advantage Oil & Gas Ltd., formerly Search Energy Corp., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust. All references to "AOG", unless the context otherwise requires, are references to Advantage Oil & Gas Ltd. and its predecessors;

"**Arrangement**" means the transaction described under the heading "General Development of the Business - History and Development - Advantage Energy Income Fund";

"**Arrangement Agreement**" means the agreement dated April 18, 2001 between AOG, AcquisitionCo and the Trust pursuant to which such parties proposed to implement the Arrangement;

"**ARC**" means credits or rebates in respect of Crown royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act* which are commonly known as "Alberta Royalty Credits";

"**Asset Transfer**" means the transactions whereby the Vendors and Gascan transferred and assigned to Newco all of their respective right, title, estate and interest in and to the PNG Assets (as defined in the Share Purchase Agreement) in consideration of the issuance to the Vendors of common shares of Newco in accordance with the terms and conditions of the Asset Transfer Agreement;

"**Asset Transfer Agreement**" means the agreement among the Vendors, Newco and Gascan providing for the Asset Transfer;

"**Best Pacific**" means Best Pacific Resources Ltd., a corporation incorporated under the ABCA;

"**Best Pacific Acquisition**" means the acquisition of Best Pacific by the Trust;

"**Board of Directors**" or "**Board**" means the Board of Directors of AOG or its successors;

"**Business Day**" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"**Common Shares**" means voting common shares in the capital of AOG;

"**crude oil**" or "**oil**" means a mixture, consisting mainly of pentanes and heavier hydrocarbons, that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas;

"**Debentures**" means the 10% convertible unsecured subordinated debentures of the Trust due November 1, 2007;

"**Distributable Income**" means all amounts distributed or to be distributed in accordance with the Trust Indenture during any applicable period to Trust Unitholders;

"**Distribution Record Date**" means, until otherwise determined by the Trustee, the last day of each month of each year, provided that if the last day of the month is not a Business Day, then the Distribution Record Date for such month will be the first Business Day following the last day of each month of the year or such other dates in any year determined from time to time by the Trustee, but December 31 in each year shall be a Distribution Record Date;

"**Due West**" means Due West Resources Inc., a corporation incorporated under the ABCA which was acquired by AOG on July 26, 2001 and amalgamated with AOG on August 1, 2001;

"**Gascan**" means Gascan Resources Ltd.;

"**Gascan Acquisition**" means the acquisition by AOG of all of the issued and outstanding securities of Newco pursuant to the Share Purchase Agreement;

"**Gascan Assets**" means all of the PNG Assets (as defined in the Share Purchase Agreement);

"**General and Administrative Costs**" means the amount in aggregate representing all expenditures and costs incurred by the Manager in carrying out its obligations or duties hereunder in respect of AOG, the Royalty or the Trust or in the management and administration of AOG, the Royalty and the Trust including, without limitation: (a) all reasonable costs and expenses relating to AOG, the Royalty and the Trust and paid directly to third parties by or on behalf of AOG, the Trust or their affiliates, including, without limitation, Trustee's fees; and (b) all reasonable costs and expenses incurred specifically for AOG or the Trust relating to AOG, the Royalty or the Trust including auditing, accounting, bookkeeping, rent and other leasehold expenses, legal, land administration, engineering, travel, telephone, data processing, reporting and all other reasonable costs and expenses approved by the Board, from time to time, and incurred by the Manager in discharging its obligations hereunder in respect of AOG, the Royalty or the Trust (other than the Management Fees). For greater clarity, employee bonuses and amounts paid to employees under incentive plans are not reimbursable;

"**Initial Permitted Securities**" means any equity or debt securities, or rights thereto, authorized or issued from time to time by AOG including, without limitation, the Common Shares, Preferred Shares and Notes;

"**Management Agreement**" means the management, advisory and administration agreement dated May 24, 2001 among AcquisitionCo, the Manager and the Trustee on behalf of the Trust;

"**Management Fees**" has the meaning set forth under the heading "Additional Information Respecting Advantage Investment Management Ltd. - Compensation and Term";

"**Manager**" means Advantage Investment Management Ltd., a corporation incorporated under the ABCA;

"**ManagementCo Group**" means Affiliates and Associates of the Manager, and officers and directors (and their respective Associates) of the Manager and Affiliates of the Manager;

"**Market Capitalization**" means an amount equal to the weighted average number of Trust Units outstanding for the Return Period times the Unit Market Price at the beginning of the Return Period;

"**Newco**" means 960110 Alberta Ltd., being the recently wound-up, wholly-owned Subsidiary of AOG, which company was the legal and beneficial owner of the Gascan Assets upon completion of the Asset Transfer;

"**natural gas**" means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir which, under atmospheric conditions, is essentially gas but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis; that is, the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel;

"**natural gas liquids**" or "**NGLs**" means those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof;

"**Note Indenture**" means the trust indenture providing for the issuance of the Notes dated May 24, 2001 and made between AcquisitionCo and Computershare Trust Company of Canada, as trustee and as amended by the supplemental note indenture dated December 14, 2001;

"**Note Trustee**" means Computershare Trust Company of Canada, or its successor as trustee under the Note Indenture and 10⅜% Note Indenture;

"**Notes**" means the 14% unsecured subordinated promissory notes of AOG issued pursuant to the Note Indenture and "Note" means any one of them;

"**Oil and Natural Gas Properties**" or "**Properties**" means the working, royalty or other interests of AOG in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by AOG from time to time;

"**OPEC**" means Organization of the Petroleum Exporting Countries;

"**Operating Cash Flow**" means, in respect of any period for which Operating Cash Flow is calculated: (i) the amount received or receivable by AOG (on a consolidated basis) in respect of the sale of all Petroleum Substances from the Properties and any oil and gas revenue received in such period, including any commodity hedging gains and ARC but not including proceeds of the sale of Properties; plus (ii) income and distributions received by the Trust from any Permitted Investments, but not including any proceeds of sale of Permitted Investments; less (iii) expenditures paid or payable by or on behalf of AOG (on a consolidated basis) in respect of operating the Properties including, without limitation, the costs of gathering, compressing, processing, transporting and marketing all Petroleum Substances produced therefrom, commodity hedging losses and all other amounts paid to third parties which are calculated with reference to production from the Properties, including, without limitation, crown royalties, gross overriding royalties and lessors' royalties, but for certainty not deducting the Royalty or any royalties payable to the Trust by AOG in all other respects;

"**Non-Voting Shares**" means the non-voting common shares in the capital of AOG;

"**Permitted Investments**" means, with respect to up to 25% of the total assets of the Trust, (unless otherwise approved by the Board of Directors from time to time): (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee) the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition; and (iv) trust units and limited partnership units in trusts and limited partnerships which invest in energy related assets including all types of petroleum and natural gas and energy related assets, and including, without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets;

"**person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Petroleum Substances**" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

"**Preferred Shares**" means first preferred shares in the capital of AOG, which shares are issuable in series;

"***pro rata* share**" of any particular amount in respect of a holder of a Trust Unit at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Trust Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

"**Reorganization**" means the reorganization of AOG into an income trust structure;

"**Reorganization Agreement**" means the reorganization letter agreement dated April 1, 2001 between AOG and the Manager;

"**Resource Properties**" means Canadian resource properties as defined in the Tax Act;

"**Return Period**" means the period for which the management fees under the Management Agreement are being calculated, which period shall be a calendar year, except for any year in which the Management Agreement is terminated, in which case the return period shall commence at the start of such year and end on the date of such termination;

"**Royalty**" means the 95% interest in AOG 's Petroleum Substances within, upon or under certain of its Oil and Natural Gas Properties granted pursuant to the Royalty Agreement;

"**Royalty Agreement**" means the royalty agreement entered into between AOG and the Trust dated as of May 24, 2001 and providing for the creation of the Royalty;

"**Settled Amount**" means the amount of one hundred dollars in lawful money of Canada paid by the settlor of the Trust to the Trustee for the purpose of settling the Trust;

"**Share Purchase Agreement**" means the share purchase agreement between AOG and the Vendors dated November 28, 2001 providing for the purchase by AOG of all of the issued and outstanding shares of Newco;

"**Shareholder Agreement**" means the shareholder agreement entered into as of May 24, 2001 between AOG and the Trustee, as trustee for and on behalf of the Trust;

"**Sproule**" means Sproule Associates Limited, independent geological and petroleum engineering consultants of Calgary, Alberta;

"**Sproule Report**" means the independent engineering evaluation of AOG 's oil, NGL and natural gas interests prepared by Sproule dated April 7, 2003 and effective January 1, 2003;

"**Subsequent Investment**" means those investments which the Trust is permitted to make pursuant to the Trust Indenture, namely royalties in respect of Properties and securities of AOG or any other Subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets and whether effected through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets;

"**Subsidiary**" means, when used to indicate a relationship with another body corporate:

a body corporate which is controlled by (i) that other, or (ii) that other and one or more bodies corporate, each of which is controlled by that other, or (iii) two or more bodies corporate each of which is controlled by that other, or

a subsidiary of a body corporate that is the other's subsidiary;

and, in the case of the Trust, shall include AOG;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended;

"**10 3/8% Notes**" means the 10 3/8% unsecured subordinated promissory notes of AOG issued on October 18, 2002;

"**10 3/8% Note Indenture**" means a trust indenture providing for the issuance of the 10 3/8% Notes dated October 18, 2002, as amended by the First Supplemental Note Indenture dated as of the same date and made between AOG and Computershare Trust Company of Canada, as trustee;

"**Total Return Amount**" means, in respect of any Return Period, an amount equal to the Total Return Percentage minus 8.0% if the Return Period is a full calendar year, and adjusted on a *pro rata* basis should the Return Period be less than a full calendar year, multiplied by the Market Capitalization for that Return Period;

"**Total Return Percentage**" means the annual rate of return percentage to a holder of a Trust Unit for a particular Return Period based on the difference between the Unit Market Price at the beginning and end of the Return Period plus the cash distributions per Trust Unit divided by the Unit Market Price at the beginning of the Return Period;

"**Trust**", "**Fund**" or "**Advantage**" means Advantage Energy Income Fund, a trust established under the laws of Alberta pursuant to the Trust Indenture. All references to "**Trust**", "**Advantage**" or the "**Fund**", unless the context otherwise requires, are references to Advantage Energy Income Fund, its predecessors, and its subsidiaries;

"**Trustee**" means Computershare Trust Company of Canada or such other trustee, from time to time, of Advantage Energy Income Fund;

"**Trust Fund**", at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trustee for the purposes of the Trust under the Trust Indenture: (i) the Settled Amount; (ii) the Initial Permitted Securities; (iii) the Royalty; (iv) all funds realized from the sale of, or Permitted Investments obtained in exchange for, Trust Units from time to time; (v) any Permitted Investments in which funds may from time to time be invested; (vi) any Subsequent Investments; (vii) any proceeds of disposition of any of the foregoing property including, without limitation, the Royalty but not Trust Units in the case of a redemption thereof to which Section 9.5 of the Trust Indenture applies; and (viii) all income, interest, dividends, return of capital, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accretions to or accruals in respect of any of the foregoing property or such proceeds of disposition from time to time;

"**Trust Indenture**" means the amended and restated trust indenture dated as of June 25, 2002 between Computershare Trust Company of Canada and AOG;

"**Trust Unit**" means a unit of the Trust, each unit representing an equal undivided beneficial interest therein;

"**Trust Unitholders**" or "**Unitholders**" means the holders from time to time of the Trust Units;

"**TSX**" means the Toronto Stock Exchange;

"**Unit Market Price**" of the Trust Units at any date means the weighted average of the trading price per Trust Unit for such Trust Units for the ten (10) consecutive trading days immediately preceding such date and the ten (10) consecutive trading days from and including such date, on the TSX or, if on such date the Trust Units are not listed on the TSX, on the principal stock exchange upon which such Trust Units are listed, or, if such Trust Units are not listed on any stock exchange, then on such over-the-counter market as may be selected for such purposes by the Board of Directors;

"**United States**" or "**US**" means the United States of America; and

"**Vendors**" means the holders of all of the issued and outstanding shares of Newco following the Asset Transfer and prior to the acquisition of Newco by AOG, and "**Vendor**" means any one of them.

Words importing the singular number only include the plural, and *vice versa*, and words importing any gender include all genders. All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS

Oil and Natural Gas Liquids

bbls	barrels
mbbls	thousand barrels
mmbbls	million barrels
NGLs	natural gas liquids
stb	stock tank barrels of oil
mstb	thousand stock tank barrels of oil
mmboe	million barrels of oil equivalent
boe/d	barrels of oil equivalent per day
bbls/d	barrels of oil per day

Natural Gas

mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
m^3	cubic metres
mmbtu	million British Thermal Units
GJ	Gigajoule

Other

BOE or boe	means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
WTI	means West Texas Intermediate.
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
psi	means pounds per square inch.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.950

YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS BECAUSE THEY ARE INHERENTLY UNCERTAIN

This annual information form contains forward-looking statements. These statements relate to future events or the Trust's future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and AOG believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this annual information form should not be unduly relied upon. These statements speak only as of the date of this annual information form or as of the date specified in the documents incorporated by reference into this annual information form, as the case may be.

In particular, this annual information form, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- oil and natural gas production levels;
- the size of the oil and natural gas reserves;
- projections of market prices and costs and the related sensitivities of distributions;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes; and
- capital expenditures programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this annual information form:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems; and
- the other factors discussed under "Risk Factors".

These factors should not be construed as exhaustive. None of the Trust, the Manager, nor AOG undertakes any obligation to publicly update or revise any forward-looking statements. See "Management's Discussion and Analysis".

ADVANTAGE ENERGY INCOME FUND

Corporate Structure

Advantage Energy Income Fund, Advantage Oil & Gas Ltd. and Advantage Investment Management Ltd.

Advantage Energy Income Fund is an entity that provides monthly cash distributions to its Unitholders. Advantage was created under the laws of the province of Alberta pursuant to the Trust Indenture. It is, for Canadian tax purposes, an open-ended mutual fund trust and is categorized as a "natural resource issuer" for the purposes of Canadian securities laws. The Trust is administered by the Trustee. The beneficiaries of the Trust are the Unitholders.

AOG is an oil and natural gas exploitation and development company that is wholly-owned by the Trust. It was originally incorporated in 1979 as Westrex Energy Corp. ("Westrex"). Through a plan of arrangement under the ABCA, Westrex merged with Search Energy Inc. on December 31, 1996, and changed its name to Search Energy Corp. ("Search") on January 2, 1997. The management of Westrex was, for the most part, replaced with the management of Search. The merger was accounted for as a "reverse take-over" in accordance with Canadian generally accepted accounting principles.

Effective May 24, 2001, all of the issued and outstanding common shares of Search were acquired by AcquisitionCo, a corporation wholly-owned by the Trust, and Search and AcquisitionCo were then amalgamated and continued as "Search Energy Corp.". On July 26, 2001, Search acquired all of the shares of Due West. Due West's oil and natural gas properties were comprised of mainly long life natural gas and light oil reserves, many of which are operated by major exploration and development companies. Effective August 1, 2001, Search and Due West were amalgamated and continued as "Search Energy Corp.". Effective January 1, 2002 Search acquired the Gascan Assets. On June 26, 2002 Search changed its name to Advantage Oil & Gas Ltd. On November 18, 2002 AOG acquired all of the issued and outstanding shares of Best Pacific.

In accordance with the Management Agreement, the Manager has agreed to act as manager of the Trust and AOG. The Manager is a Canadian-owned energy advisory management corporation, incorporated on March 19, 2001, pursuant to the provisions of the ABCA.

The head office of the Trust and the Manager and the head office and the registered office of AOG is located at Suite 3100, 150 – 6th Avenue S.W., Calgary, Alberta T2P 3H7. The registered office of the Manager is located at Suite 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

Organizational Structure of the Trust

The following diagram sets forth the organizational structure of the Trust as at the date hereof.


Trust Unitholders (1)(2)
Cash Distributions (2)
Income from Permitted Investments
Trust Units (100%)
Advantage Energy Income Fund (Alberta)
Management Services
Interest and Principal Payments, Royalty Payments and Dividends on Common Shares
Royalty
Notes & 10 3/8% Notes (100%)
Common Shares (100%)
Fees
Advantage Investment Management Ltd. (Alberta)
Management Services
Advantage Oil & Gas Ltd.(3) (Alberta)

Notes:

(1) The Unitholders own 100% of the Trust.

(2) Cash distributions are made to Unitholders monthly based upon the Trust's cash flow.

(3) AOG has one wholly-owned subsidiary, being Best Pacific. Pursuant to a distribution of assets and assumption of liabilities agreement dated November 22, 2002, AOG acquired all of the assets and obligations of Best Pacific and, accordingly, Best Pacific is no longer active and does not own any material assets. Best Pacific has two wholly-owned subsidiaries, namely Best Pacific Resources (U.S.) Inc. and Spirit Waste Management Inc., both of which corporations do not own any material assets.

In accordance with the terms of the Trust Indenture and the Shareholder Agreement, holders of Trust Units are entitled to direct the Trust as to how to vote in respect of all matters to be placed before the Trust, including the selection of directors of AOG, approving AOG's financial statements, and appointing the auditors of AOG, who shall be the same as the auditors of the Trust. The Shareholder Agreement provides that the Unitholders are entitled to elect a majority of the Board of Directors of AOG and the Manager has the right to designate two directors to serve on the Board of Directors of AOG.

GENERAL DEVELOPMENT OF THE BUSINESS

History and Development

Search Energy Corp.

2000

In August 2000, Search acquired all of the issued and outstanding shares of Palliser Energy Corp. for total consideration of $19,100,000, consisting of $10,800,000 in cash and 3,641,092 Common Shares valued at $8,300,000.

2001

During the fall of 2000 and in early 2001, management of Search reviewed strategic alternatives and gave consideration to possible methods for enhancing shareholder value and ensuring the continued growth of Search. In February 2001, after reviewing a variety of alternatives and proposals, management of Search began to evaluate the benefits that might accrue to its shareholders if it reorganized itself into an income trust structure. Management requested that the Board of Directors give consideration to such reorganization. On February 23 and February 26, 2001, the Board of Directors met to consider various alternatives for Search, including the reorganization of Search into an income trust. After due deliberation and consideration of other alternatives available to Search, on February 28, 2001 the Board of Directors retained a third party advisor to assist Search in the evaluation of the reorganization proposal. The Board of Directors met on three further occasions and, after extensive review of Search's asset base and detailed production cash flow modeling, the Board of Directors concluded that the best alternative available to Search for maximizing shareholder value would be to convert Search into an oil and gas income trust. See "General Development of the Business - History and Development - Advantage Energy Income Fund".

On April 1, 2001, the Board of Directors unanimously approved the Reorganization Agreement and on April 12, 2001, the Board of Directors unanimously approved the Arrangement Agreement.

Advantage Energy Income Fund

2001

The Arrangement Agreement provided for implementation of the Arrangement pursuant to Section 193 of the ABCA. On May 24, 2001, each of the following events occurred in the following sequence:

1. the shareholder rights plan of Search and all outstanding rights issued pursuant thereto were terminated;

2. all of the right, title and interest of shareholders in the Common Shares were transferred to AcquisitionCo in exchange for AcquisitionCo Units on the basis of one AcquisitionCo Unit for every four Common Shares held, resulting in the acquisition by AcquisitionCo of all of the issued and outstanding Common Shares;

3. all of the right, title and interest of former shareholders in the AcquisitionCo Units were transferred to the Trust in exchange for Trust Units of the Trust on the basis of one Trust Unit for each AcquisitionCo Unit, resulting in the acquisition by the Trust of all of the issued and outstanding AcquisitionCo common shares and Notes;

4. all right, title and interest of former Search optionholders who executed an option cancellation agreement exchanged their options with AcquisitionCo for AcquisitionCo Units which were, in turn, transferred to the Trust in exchange for Trust Units on the basis of one Trust Unit for each one AcquisitionCo Unit. Any remaining options which were not subject to an option cancellation agreement and which had not, as at May 24, 2001, been exercised by the optionholder, were deemed to have been exchanged with the Trust for options to purchase Trust Units which were, in turn, exercised for Trust Units on May 25, 2001; and

5. Search and AcquisitionCo amalgamated and continued as one corporation, and:

    (a) all of the issued and outstanding Common Shares of Search, all of which were then held by AcquisitionCo, were cancelled without any repayment of capital; and

    (b) the amalgamated corporation continued as "Search Energy Corp." and adopted the articles of incorporation of AcquisitionCo.

The Trust Units commenced trading on the TSX on May 29, 2001 under the symbol "AVN.UN".

On July 26, 2001 Advantage acquired all of the issued and outstanding shares of Due West, a private light oil and natural gas company with working interests in several well-established properties. The Trust acquired all the shares of Due West at a price of $2.24 per share, for an aggregate cash consideration of $59.68 million (the "Due West Acquisition"). Advantage funded the Due West Acquisition by using its existing credit facilities.

On October 4, 2001, Advantage issued 5,000,000 Trust Units by way of a public offering at a price of $7.50 per Trust Unit for gross proceeds of $37,500,000. On October 11, 2001, Advantage issued an additional 750,000 Trust Units pursuant to the exercise of the underwriters' over-allotment option at a price of $7.50 per Trust Unit for additional gross proceeds of $5,625,000. The aggregate net proceeds of the issue of $43,125,000 were used by Advantage to reduce existing indebtedness (a substantial portion of which was incurred to fund the Due West Acquisition), to fund future acquisitions and capital expenditures, and for general corporate purposes.

On November 28, 2001, Advantage and the Vendors entered into the Share Purchase Agreement providing for the acquisition by the Trust of all of the issued and outstanding securities of Newco, which company, as of the closing date of the Asset Transfer, was the legal and beneficial owner of the Gascan Assets. The effective date of the Gascan Acquisition was January 1, 2002 with closing occurring on January 4, 2002. The net cash consideration payable by the Trust in respect of the Gascan Acquisition was $62 million prior to adjustments.

On December 18, 2001, Advantage issued 6,014,500 Trust Units by way of a public offering at a price of $7.65 per Trust Unit for gross proceeds of $46,010,925. The net proceeds of the issue were used by Advantage to repay a portion of Advantage's long term debt, some of which was incurred in connection with the acquisition of the Gascan Assets owned by Newco.

2002

On January 29, 2002, Advantage issued 2,500,000 Trust Units by way of a public offering at a price of $7.90 per Trust Unit for gross proceeds of $19,750,000. The net proceeds of the issue were used by Advantage to complete the acquisition of certain natural gas properties, to repay bank debt and to fund Advantage's 2002 capital expenditure program.

The first annual and special meeting of Unitholders was held on June 25, 2002. At such meeting, Unitholders considered and approved various matters including the name change of Search from "Search Energy Corp." to "Advantage Oil & Gas Ltd.", the addition of a class of non-voting common shares for AOG, certain amendments to the Trust Indenture and the pre-authorization of private placements of Trust Units during the ensuing 12-month period.

On September 10, 2002, Advantage completed an asset exchange transaction whereby it acquired additional interests in producing natural gas properties at Vermilion, Alberta in consideration for Advantage's interest in heavy oil properties located in Wainwright, Alberta. The exchange was structured as a property swap with Advantage neither receiving nor paying any cash in relation to the transaction. Based upon the reserve engineering reports of Sproule dated July 1, 2002 and January 1, 2002, the Fund acquired approximately 14.7 bcf (2.5 million boe) of established natural gas reserves at Vermilion in exchange for 2.2 million barrels of established heavy oil reserves, of which 61% were classified as proved.

On September 30, 2002, Advantage announced that it had entered into an acquisition agreement with Best Pacific providing for the purchase of all of the issued and outstanding common shares of Best Pacific, including all shares issued upon the exercise of outstanding options and warrants (the "Best Pacific Shares"), on the basis of $1.25 cash consideration for each Best Pacific Share (the "Offer"). The Offer was made by formal take-over bid circular which was mailed on October 11, 2002. The Offer expired on November 18, 2002, with Advantage acquiring 95% of the Best Pacific Shares on such date and completing the compulsory acquisition of the remaining 5% of the Best Pacific Shares effective November 21, 2002.

The acquisition of Best Pacific had a net purchase price, after adjustments and fees, of approximately $53.4 million, which amount includes the assumption of approximately $21.7 million of net debt.

The properties owned by Best Pacific consisted primarily of high working interest natural gas and light oil properties located in southern Alberta and southeastern Saskatchewan.

In conjunction with the acquisition of Best Pacific, Advantage announced on September 30, 2002 that it had signed an agreement providing for the offering on a bought deal basis of $55,000,000 aggregate principal amount of Debentures. The Debentures have a coupon of 10%, mature on November 1, 2007 and are convertible into Trust Units at a price of $13.30 per Trust Unit. Interest is payable on the Debentures semi-annually, with the first interest payment to occur on May 1, 2003. The offering of Debentures closed on October 18, 2002, with the net proceeds of the offering used to fund the acquisition of Best Pacific, to reduce bank indebtedness and for general corporate purposes.

DESCRIPTION OF THE BUSINESS AND OPERATIONS

Advantage Energy Income Fund

The Trust is a limited purpose trust and is restricted to:

1. investing in the Initial Permitted Securities, the Permitted Investments, Subsequent Investments and such other securities and investments as AOG may determine, provided that under no circumstances shall the Trustee, AOG or the Manager purchase or authorize the purchase of any security, asset or investment (collectively a "**Prohibited Investment**") on behalf of the Trust or using any Trust assets or property which is defined as "foreign property" under subsection 206(1) of the Tax Act or is a "small business security" as that expression is used in Part LI of the Regulations to the Tax Act or would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act at the time such investment was made;

2. disposing of any part of the Trust Fund, including, without limitation, any Permitted Investments;

3. acquiring the Royalty and other royalties in respect of Resource Properties;

4. temporarily holding cash, and Permitted Investments (including investments in AOG) for the purposes of paying Trust expenses and Trust liabilities, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders;

5. acquiring or investing in securities of AOG or any other Subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of petroleum and natural gas related assets, including, without limitation, facilities of any kind and whether effected through the acquisition of assets or the acquisition of shares or other form of ownership interest in any entity, the substantial majority of the assets of which are comprised of like assets;

6. undertaking such other business and activities including investing in securities as shall be approved by AOG from time to time provided that the Trust shall not undertake any business or activity which is a Prohibited Investment;

and to pay the costs, fees and expenses associated therewith or incidental thereto.

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Trust Unitholders of the interest income earned from the Notes, royalty income earned on the Royalty, dividends (if any) received on, and amounts, if any, received on redemption of, Common Shares and Preferred Shares, and income and distributions received from any Permitted Investments after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. See "Additional Information Respecting Advantage Energy Income Fund - Cash Distributions".

Advantage Oil & Gas Ltd.

AOG is actively engaged in the business of oil and gas exploration, development, acquisition and production in the provinces of Alberta, British Columbia and Saskatchewan.

The Trust employs a strategy to maintain production from AOG's existing production base while focusing capital expenditures on low-risk development opportunities. AOG utilizes financial hedges, when deemed appropriate, to manage and reduce the volatility in commodity prices. See "Risk Factors". AOG generally sells or farms out higher risk projects while actively pursuing growth opportunities through oil and gas property acquisitions, as well as through corporate acquisitions. AOG targets acquisitions that are accretive to net asset value and that increase the Trust's reserve and production base per Trust Unit outstanding. Acquisitions must also meet reserve life index criteria and exhibit low risk opportunities to increase reserves and production. It is currently intended that AOG will finance acquisitions and investments through bank financing and the issuance of additional Trust Units from treasury, maintaining prudent leverage.

Significant Acquisitions and Significant Dispositions

Advantage acquired the Gascan Assets effective January 1, 2002. Selected pro-forma combined operational information, financial information, as well as production and drilling histories for the Gascan Assets on an historical basis are set forth in the Trust's Renewal AIF dated May 16, 2002. Since January 1, 2002, Advantage has not completed any significant acquisitions or significant dispositions.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past 24 months that appear to be shaping the near future of the business. The first trend is the consolidation phase that the industry has been going through. This has affected companies of all sizes, from the small emerging companies to the senior integrated organizations.

Management believes that investors are also becoming more aware of the oil and gas income fund and royalty trust sector (the "Trust Sector"). Management believes that such investors view income funds and royalty trusts as a less risky strategy for participating in the oil and gas sector. Consequently, income funds and royalty trusts have been able to access capital markets more readily than traditional oil and gas exploration and production ("E&P") companies. This access to capital has made income funds and royalty trusts strong competitors for oil and gas property and corporate acquisitions. The Trust Sector also has an advantage over E&P companies in corporate taxation. A significant number of Canadian-based E&P companies are currently taxable, having worked through their accumulated excess tax pools. This forces them to view acquisitions on an "after tax" basis. Conversely, income funds and royalty trusts are able to reduce corporate taxes through their unique structure, and any taxes that are payable are passed on to their unitholders. As these investments are often held in RRSP accounts, most unitholders are sheltered from such taxes.

The second trend relates to the size of companies that investors are focusing on. The larger market capitalization companies provide for greater liquidity, and, as result, appear to be more attractive. However, the smaller companies may present potentially larger returns as they have not yet appreciated in value, based on historic valuation parameters, in relation to the commodity prices that the industry is currently experiencing. This may change in the near future as investors look for higher rates of returns, which may encourage them to consider investment in smaller oil and gas companies.

The third trend is the current influence of foreign exploration and production companies on the Canadian oil and gas industry. The main influence has been from American companies that have acquired companies and assets in Canada in order to directly access long-term natural gas supplies and superior exploration and development properties in Canada. Pipeline expansions in Canada over the last few years have resulted in sufficient pipeline capacity to provide for the efficient transportation of natural gas in western Canada to U.S. markets. This trend is expected to continue to influence valuation parameters of Canadian assets for the foreseeable future.

A fourth trend is the continuing tight supply demand balance for both natural gas and crude oil. Natural gas is a commodity influenced by factors in North America, including increased demand associated with new gas-fired electrical generating facilities. The price of natural gas has been highly volatile over the past 24 months. Near record high natural gas prices were realized in late 2000 and early 2001. However, as a result of mild temperatures throughout the last half of 2001 and other factors, natural gas prices declined dramatically. Natural gas prices remained soft during the first half of 2002 and then rose dramatically as storage levels diminished with again near-record high natural gas prices realized in late 2002 and early 2003. Crude oil is influenced by a world economy and OPEC's ability to balance supply against fluctuating demand. Recent success by OPEC in this regard and both the threat of and commencement of war in the Middle East has kept crude oil prices higher than recent historical levels.

The Canadian/US exchange rate also influences commodity prices received by Canadian producers as oil and natural gas production is priced in U.S. dollars. A weaker Canadian dollar has a positive impact on Canadian oil and gas production revenue. As the U.S. economy has softened in comparison to Canada, the Canadian dollar has strengthened against the U.S. dollar.

A fifth trend in the Trust Sector is the internalization of management of oil and gas income funds and royalty trusts. This trend commenced in July of 2002 and since that time a number of royalty trusts and income funds in the Trust Sector have internalized their management. The Board is continuing to monitor this trend and is assessing any impact it may have on the Trust.

Principal Properties

The following is a description of Advantage's principal oil and natural gas properties on production or under development as at January 1, 2003. The term "net", when used to describe Advantage's share of production, means the total of Advantage's working interest share before deduction of royalties owned by others. Reserve amounts are stated, before deduction of royalties, at January 1, 2003, based on escalating cost and price assumptions (gross) as evaluated in the Sproule Report (see "Description of the Business and Operations - Oil and Natural Gas Reserves"). Information in respect of gross and net acres is as at January 1, 2003 and well counts are as at January 1, 2003, except where indicated otherwise. Information in respect of current production is average production, net to Advantage, for the month of January 2003, except where otherwise indicated.

Medicine Hat, Alberta

The Medicine Hat area is located in southeastern Alberta where Advantage has a 100% working interest in 24 sections of land. Production in the area comes from all of the main shallow gas formations including the Medicine Hat "A", "C" and "D" sands, both the Upper and Lower Milk River, as well as the Second White Specks sands. When the property was acquired in January 2002 there were 115 wells producing 5.2 mmcf/d of natural gas. Advantage has since recompleted 19 wells, adding additional zones in these wellbores. All multiple zone wells are produced concurrently on a commingled basis. Also in 2002, an additional 98 wells were drilled, completed, tied in and are currently on stream. Additional compression capacity was added in 2002, increasing capacity from 12 mmcf/d to current capacity of 22 mmcf/d. Current net production is 17.2 mmcf/d from the property and during the first quarter of 2003 an additional 32 wells were drilled which are currently being completed and tied in. An additional 30 well locations have been identified for drilling later in 2003 or early in 2004.

Sproule evaluated Advantage's reserves in the area and assigned 80.2 bcf of proved natural gas reserves and 8.3 bcf of probable reserves (risked 50%). As such, this property is Advantage's largest property on an assigned reserves basis.

Wainwright and Kinsella, Alberta

These properties cover varying working interests averaging more than 75% in approximately 175 sections of land, located in east central Alberta, approximately 20 kilometers east of the town of Wainwright. Current combined production from these areas is

5 mmcf/d. In 2002, Advantage swapped out virtually all of its heavy oil assets which were concentrated in this area for producing natural gas assets in Advantage's other core area of Vermilion, immediately to the north of this property.

Natural gas production occurs from the Viking formation and numerous members within the Mannville group, predominantly the Colony, McLaren, Sparky and Lloydminister formations. Advantage owns a majority interest in and operates an extensive gas gathering system tying into three Advantage-operated gas compression facilities

Advantage has downspaced almost a township of land to allow for the eventual drilling of up to three Viking wells per section. In the first quarter of 2003, Advantage drilled 12 new wells which are being completed in a combination of Viking and Colony zones. The Viking zone represents long life reserves with moderate producing rates and the Colony represents short life reserves delivering high rates of production. Additional lands are being downspaced and an additional 10 locations are being prepared for drilling in 2003. Advantage has approximately 2 ½ townships of land covered with three dimensional ("3D") seismic to aid in the selection of these drilling locations.

Sproule evaluated Advantage's proved reserves in the Wainwright and Kinsella areas and assigned 10.3 bcf of natural gas and 10 mbbls of oil. Probable reserves (risked 50%) for Advantage in this area were evaluated by Sproule at 4.5 bcf of natural gas and 4 mbbls of oil.

Vermilion, Alberta

The Vermilion property consists of two main areas, one near the town of Mannville in eastern Alberta and the other, approximately 40 kilometers west in the Plain Lake area. At Mannville, Advantage operates 13 gas wells, in 11 of which Advantage has a 100% working interest, with Advantage having a 50% and 25% working interest, respectively, in the remaining two wells.

In 2001, Advantage constructed its own gas gathering and compression facility at Mannville with a capacity of 8.0 mmcf/d. Current net production at Mannville is 6.0 mmcf/d and four new wells are currently are in the process of being tied in. Locations at Mannville were selected on 22 sections of 3D seismic acquired and owned 100% by Advantage.

At Plain Lake, four 100% working interest wells currently deliver daily production of 5.0 mmcf/d through an Advantage-owned and built gathering system into a third party midstream gas processor's facility. In late 2002, Advantage shot six sections of new 3D seismic and has selected five locations that will be drilled following spring breakup in 2003.

On an ongoing basis, Advantage has access to approximately 150 additional sections of land in the greater Vermilion area by way of a farm-in arrangement with a third party industry partner. Advantage can elect, on a rolling option basis, to drill and earn 50% interest after payout (100% prior to payout) on a section-by-section, as drilled basis. In addition to locations discussed above in the Plain Lake area, Advantage is currently conducting an additional seismic program in other portions of the Vermilion farmin area to assist in its selection of drilling/earning locations.

Sproule evaluated Advantage's total proved reserves in the area and assigned 16.3 bcf of natural gas. Probable reserves (risked 50%) were evaluated at 6.7 bcf of natural gas.

Stoddart/North Pine, British Columbia

The Stoddart/North Pine area lies immediately northwest of the town of Fort St. John in northeast British Columbia. The area contains multiple producing horizons, predominantly natural gas from the Permian, Belloy formation and oil from the Triassic, Charlie Lake formation. Advantage owns an interest in 30 producing wells (22.2 net) in the area. Advantage operates approximately 80% of the natural gas production and has a 40% working interest in the oil production. The area includes 12,000 gross (9,176 net) acres of undeveloped land. Current production from this area is 3.7 mmcf/d of natural gas and 220 bbls/d of light oil and NGLs.

Sproule evaluated Advantage's proved reserves in the area and assigned 11.8 bcf of natural gas and 398 mbbls of crude oil and NGLs. In addition, 12.5 bcf of probable natural gas reserves and 414 mbbls of probable crude oil and NGLs reserves (risked at 50%) have been assigned to this property.

Shouldice, Alberta

The Shouldice area of southern Alberta is located approximately 65 kilometers, east/southeast of the city of Calgary. The property produces mainly natural gas from 75 gross producing wells, primarily from the shallow depth Medicine Hat and Belly River formations. Advantage has an average working interest of more than 80% in 34 sections of land and operates in excess of 90% of its production. Much of this acreage is currently being downspaced to accommodate additional stepout and infill drilling. In addition, approximately one third of these wells have been identified for additional completions uphole in the Belly River section. Any additional production gained can be produced on a co-mingled basis with the Medicine Hat zone, which is currently onstream in all these wells. Current net production of natural gas is 3.4 mmcf/d.

In addition to natural gas, Advantage also produced 40 bbls/d of medium gravity (33° API) crude oil. This production is from the deeper, Mannville formation, Basal Quartz sands.

The Sproule Report assigns 17.0 bcf of proven natural gas reserves and 124 mbbls of proven crude oil and NGLs to this property. In addition, 3.3 bcf of probable natural gas reserves and 106 mbbls of probable crude oil and NGLs reserves (risked at 50%) have been assigned to this property.

Willesden Green and Wilson Creek, Alberta

These areas are located northeast of the town of Rocky Mountain House in west central Alberta. Advantage holds various working interests ranging from 50% to 100%, covering 5,210 acres of land. At Wilson Creek natural gas is produced from medium depths out of the Cretaceous, Basal Quartz formation and the Jurassic, Rock Creek formation. In addition, light sweet crude oil is produced from the shallower Second White specks formation. At Willesden Green, production is mainly light sweet crude oil from the Cretaceous Viking and Second White Specks formations. Advantage operates all of its properties in both these areas.

In late 2002, Advantage acquired additional interests from a property purchase in the Wilson Creek area. This purchase involves a 70% interest in one shut in Rock Creek/Basal Quartz well which will be tied in during 2003 and one shut in horizontal gas/oil well. The Pekisko gas/oil is sour and requires special processing and, to that end, arrangements to bring these wells on stream are being negotiated.

The Sproule Report assigns 3.3 bcf of proven natural gas reserves and 402 mbbls of proven crude oil and NGLs to this property. In addition, 1.3 bcf of probable natural gas reserves and 157 mbbls of probable crude oil and NGLs reserves (risked at 50%) have been assigned to this property.

Glen Ewen, Saskatchewan

The Glen Ewen property is located about 50 kilometers east of Estevan in southeast Saskatchewan. Advantage's average working interest in this area is 81% in 2,220 acres of land. Production is mainly light crude oil from the Mississippian, Frobisher and Midale formations. The majority of this oil is flow lined into an Advantage-operated central oil battery and water disposal system. Three new wells were drilled in the third quarter of 2002 and one in the first quarter of 2003. All wells are tied in and on production. Current net oil production to Advantage is 300 bbls/d with 200 mcf/d of related solution gas.

Sproule assigns 416 mmcf of proven natural gas reserves and 533 mbbls of proven crude oil reserves to this property. In addition, 90 mmcf of probable natural gas reserves and 128 mbbls of probable crude oil reserves (risked at 50%) have been assigned to this property.

Oil and Natural Gas Reserves

The oil, natural gas and NGL reserves of Advantage have been evaluated in the Sproule Report. The Sproule Report evaluated approximately 86% of Advantage's properties based on the proven plus probable net present values, discounted at 10%. The remaining 14% of Advantage's properties were evaluated by Advantage, and Sproule has accepted this evaluation as presented. Sproule conducted evaluations based on both escalated and constant price assumptions of Advantage's oil, gas and NGL reserves and the present worth of future cash flows associated with such reserves. The results of the evaluations of Sproule, contained in the Sproule Report, based on both escalated and constant price assumptions are summarized in the tables below. **The present**

worth of estimated future cash flows contained in the following tables may not be representative of the fair market values of the reserves. Assumptions relating to costs, prices for future production and other matters are summarized in the notes following the tables. There is no assurance that such prices and cost assumptions will be attained and variances could be material. All estimated future cash flows as set forth in the following tables are stated prior to provision for income taxes, indirect costs, and future site restoration costs, and after deduction of operating costs, royalties and estimated future capital expenditures.

OIL, NATURAL GAS AND NGL RESERVES AND PRESENT WORTH VALUE OF ESTIMATED FUTURE CASH FLOWS BASED ON CONSTANT PRICE AND COST ASSUMPTIONS EFFECTIVE AS OF JANUARY 1, 2003

	Oil (mbbls)		Natural Gas (bcf)		NGL (mbbls)		Present Worth of Future Net Pre-Tax Cash Flows ($000) Discounted at				
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	0%	10%	12%	15%	20%
Proven Developed Producing	8,324	7,547	138.5	120.6	1,327	967	697,496	400,434	372,982	339,516	297,580
Proven Developed Non-Producing	96	70	15.1	12.9	1	1	62,782	34,289	31,550	28,186	23,933
Proven Undeveloped	1,153	1,043	25.9	20.3	250	183	118,562	87,754	81,739	73,509	61,893
Total Proven	9,573	8,660	179.5	153.8	1,578	1151	878,840	522,477	486,271	441,211	383,406
Probable (risked 50%)	2,574	2,317	45.0	38.1	745	544	225,105	85,041	75,050	63,474	49,956
Total	12,147	10,977	224.5	191.9	2,323	1,695	1,103,945	607,518	561,321	504,685	433,362

OIL, NATURAL GAS AND NGL RESERVES AND PRESENT WORTH VALUE OF ESTIMATED FUTURE CASH FLOWS BASED ON ESCALATING PRICE AND COST ASSUMPTIONS EFFECTIVE AS OF JANUARY 1, 2003

	Oil (mbbls)		Natural Gas (bcf)		NGL (mbbls)		Present Worth of Future Net Pre-Tax Cash Flows ($000) Discounted at				
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	0%	10%	12%	15%	20%
Proven Developed Producing	7,997	7,252	134.3	116.8	1,300	950	620,850	372,799	350,794	323,923	290,072
Proven Developed Non-Producing	95	69	15.2	13.0	1	1	55,394	30,634	28,307	25,470	21,906
Proven Undeveloped	1,073	971	29.0	23.2	245	179	95,632	70,713	66,195	59,956	51,040
Total Proven	9,165	8,293	178.4	153.0	1,545	1,130	771,876	474,146	445,296	409,349	363,018
Probable (risked 50%)	2,545	2,302	44.7	37.8	741	542	207,077	71,779	63,396	53,798	42,718
Total	11,710	10,595	223.1	190.7	2,286	1,672	978,953	545,925	508,692	463,147	405,736

Notes:

(1) "**Gross**" reserves are defined as Advantage's working, lessor royalty, and overriding royalty interest share of the remaining reserves, before deduction of any royalties.

(2) "**Net**" reserves are defined as the gross remaining reserves of the properties in which Advantage has an interest, less all crown, freehold, and overriding royalties and interests owned by others.

(3) Definitions used for reserve categories in the Sproule Report are as follows:

"**Proven Reserves**" are those quantities of crude oil, natural gas, and natural gas by-products, which, upon analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under presently anticipated economic and operating conditions. There is relatively little risk with these reserves.

Proven reserves are subdivided into the following groups, depending on their status of development.

Proven Developed Reserves
These are proven reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. This group is further divided to include the following:

Proven Developed Producing Reserves
These are proven reserves that are presently being produced from completion intervals open for production in existing wells.

Proven Developed Non-Producing Reserves
These are proven reserves that are currently not being produced but do exist in completed but not producing intervals in existing wells, behind casing in existing wells or at minor depths below the present bottom of existing wells. These proven reserves are expected to be produced through the existing wells in the predictable future. These reserves are classified as proven developed because the cost of making such reserves available for production is relatively small, compared to the cost of a new well.

Proven Undeveloped Reserves
These are proven reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where relatively major expenditures are required for completion of these wells or for the installation of processing and gathering facilities prior to the production of the reserves. Reserves on undrilled acreage are limited to those drilling units offsetting productive wells, where there is reasonable certainty of production.

"**Probable Reserves**" are those reserves that may be recoverable as a result of the beneficial effects that may be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism than that deemed proven at the present time, or that may reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions that contain proven reserves. The risk associated with these reserves generally ranges from 25 to 75 percent.

(4) The probable reserves presented in the Sproule Report include reserves related to certain 2003 drilling locations, improved production performance, and reserves associated with untested, behind pipe zones and were evaluated in the same manner as the proven reserves, incorporating adjustments for timing of production and capital expenditures. The probable reserves and values have been reduced by 50% to account for the risks associated with proving up these probable reserves.

(5) The price forecasts that formed the basis for the revenue projections in the escalating case in the Sproule Report were based on Sproule's April 1, 2003 price model. The NYMEX oil and gas futures prices are the foundation of Sproule's energy pricing models in the early years. This data is combined with Sproule's assumptions respecting long-term prices, inflation rates, and exchange rates, together with estimates of transportation costs and prices of competing fuels, to forecast wellhead and plant gate prices for Canadian oil, natural gas, and NGLs production. In the Sproule Report, operating and capital costs are assumed to escalate at 1.5% per annum. The oil, natural gas and NGL escalating prices used in the Sproule Report are as follows:

Year	WTI Cushing[(1)] Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Alberta Plantgate[(2)] Index ($Cdn/mmbtu)	Henry Hub ($US/mmbtu)
2003[(3)]	31.23	44.58	7.14	5.53
2004	25.89	37.20	6.17	4.80
2005	21.63	30.64	4.33	3.61
2006	21.96	31.17	4.43	3.66
2007	22.29	31.68	4.49	3.72
2008	22.62	32.17	4.55	3.77
2009	22.96	32.67	4.63	3.83
2010	23.31	33.18	4.72	3.89
2011	23.66	33.70	4.81	3.95
2012	24.01	34.22	4.90	4.01
2013	24.37	34.75	5.00	4.07
2014[(4)]	24.74	35.29	5.09	4.13

Notes:
(1) 40° API, 0.4% sulphur.
(2) Undeveloped gas must have a minimum $0.15 per mmbtu deduction.
(3) Nine (9) months.
(4) Escalation rate of 1.5% thereafter.

The oil, natural gas and NGL constant prices used in the Sproule Report are based on Sproule's January 2003 price forecast. The constant prices are as follows:

Oil:		
	Edmonton Par	$38.43/stb
	Hardisty Medium	$30.43/stb
Natural Gas:		
	Alberta AECO	$5.89/mmbtu
	Alberta Aggregator	$5.59/mmbtu
	British Columbia Plantgate	$5.94/mmbtu
	Saskatchewan Plantgate	$5.89/mmbtu
NGLs		
	Ethane	$16.32/bbl
	Propane	$21.53/bbl
	Butanes	$24.35/bbl
	Pentanes Plus	$39.36/bbl

(6) The annual projections of cash flow in the Sproule Report include the ARTC. The current ARTC program provides a credit that varies between 75% and 25% of royalties, depending on a blended gas and oil price. Sproule has assumed that the ARTC will continue at existing rates under the existing guidelines in place at the date of the Sproule Report. The maximum credit available is equal to $2,000,000 times the ARTC rate.

(7) All historical production data and product prices that were obtained from Advantage or from public sources were accepted as represented, without any further investigation by Sproule. A field inspection of Advantage's properties was not performed. The relevant engineering data was made available by Advantage or obtained from public sources and the non-confidential files at Sproule. Property descriptions, details of interests held, and well data, as supplied by Advantage, was accepted as represented. No investigation was made into either the legal titles held or any operating agreements in place relating to the subject properties. Lessor and overriding royalties and other burdens were obtained from Advantage. No further investigation was undertaken by Sproule. Advantage provided Sproule with recent revenue statements upon which to determine certain economic parameters. Salvage values for facilities, well abandonment, and lease clean-up costs have not been included in the Sproule Report.

(8) The Sproule Report includes certain capital expenditures over the life of the properties in order to achieve the predicted present worth values in the Escalated Price and Constant Price cases. Total capital expenditures (net to AOG, total proved reserves) of $21.1 million are to be expended in 2003. Total net capital expenditures of $39.1 million in the escalating price case and $38.7 million in the constant price case (undiscounted, total proved plus probable), are forecast over the entire life of the properties as presented in the Sproule Report to achieve the estimated present worth value.

(9) Columns may not add due to rounding.

Reserves Reconciliation

The following table summarizes the changes in Advantage's gross share of crude oil, NGLs and natural gas reserves, before deduction of royalties owned by others, from December 31, 2001 to December 31, 2002.

	Crude oil (mbbls)			NGLs (mbbls)			Natural gas (mmcf)		
	Proven	Probable [1]	Total	Proven	Probable [1]	Total	Proven	Probable [1]	Total
Total at December 31, 2001	8,656	2,864	11,520	1,120	110	1,230	153,434	17,822	171,256
Acquisitions	2,278	995	3,273	286	63	349	23,870	6,295	30,165
Dispositions	(1,328)	(884)	(2,212)	0	0	0	0	0	0
Production	(889)		(889)	(144)		(144)	(17,430)		(17,430)
Revisions	447	(430)	17	283	568	851	18,521	20,598	39,119
Total at December 31, 2002[4]	9,164	2,545	11,709	1,545	741	2,286	178,395	44,715	223,110

Notes:

(1) Probable Additional Reserves have been reduced by 50% for the purposes of the reserves reconciliation.

(2) Reserves stated above are based on escalating cost and price assumptions.

(3) See "Description of the Business and Operations - Oil and Natural Gas Reserves".

(4) The swap of Wainwright heavy oil properties for Vermilion natural gas properties was completed on September 10, 2002. In addition, November 18, 2002 was the effective date of the acquisitions by Advantage of Best Pacific.

Undeveloped Lands

The following table summarizes Advantage's undeveloped land holdings, in acres, as at December 31, 2002.

	Gross[1]	Net[2]	Average percent working interest
Alberta	352,804	173,754	49%
British Columbia	30,836	13,322	43%
Saskatchewan	102,662	98,975	96%
Total	486,302	286,051	59%

Notes:
(1) "**Gross**" refers to the total acres in which Advantage has an interest.
(2) "**Net**" refers to the total acres in which Advantage has an interest, multiplied by the percentage working interest therein owned by Advantage.

Oil and Gas Wells

The following table sets forth the number and status of wells in which Advantage had a material royalty or working interest as at December 31, 2002, which were producing or which Advantage considered to be capable of production. As Advantage has only minor interests in several unitized properties, the following table excludes Advantage's interests in such Units.

	Producing				**Shut-in[1]**			
	Crude Oil		**Natural Gas**		**Crude Oil**		**Natural Gas**	
	Gross[2]	**Net[3]**	**Gross[2]**	**Net[3]**	**Gross[2]**	**Net[3]**	**Gross[2]**	**Net[3]**
Alberta	255	148.0	534	448.3	91	50.7	45	26.8
British Columbia	15	8.5	21	12.5	8	5.3	10	4.9
Saskatchewan	71	48.3	-	-	35	21.5	-	-
Manitoba	57	3.6	-	-	28	1.6	-	-
Total	398	208.4	555	460.8	162	79.1	55	31.7

Notes:
(1) "**Shut-in**" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. See "Description of the Business and Operations – Principal Properties".
(2) "**Gross**" wells are defined as the total number of wells in which Advantage has an interest.
(3) "**Net**" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Advantage's percentage working interest therein.
(4) As at the date hereof, all shut-in wells were within approximately ten kilometres of pipeline facilities.

Production History, Prices Received and Capital Expenditures

The following table sets forth certain information in respect of production, product prices received, royalties, operating expenses, netbacks received, and capital expenditures made by Advantage for each quarter in the most recently completed financial year of Advantage, with comparative data for the same periods in the preceding financial year. In calculating boe amounts, natural gas is converted to oil equivalent using 6 mcf of natural gas equalling 1 barrel of oil equivalent.

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001	Three Months Ended June 30, 2002	Period From May 24 to June 30, 2001[1]	Three Months Ended September 30, 2002	Three Months Ended September 30, 2001	Three Months Ended December 31, 2002	Three Months Ended December 31, 2001
Average Daily Production[2]								
Crude oil (bbls/d)	2,613	2,330	2,695	2,454	2,265	2,743	2,172	2,603
NGLs (bbls/d)	378	212	386	246	363	327	446	340
Natural gas (mmcf/d)	40.9	27.4	42.2	21.7	48.3	24.3	59.4	30.9
Average Net Prices Received[3]								
Crude oil ($/bbls)								
Light and medium	31.11	37.54	34.62	37.39	35.98	36.09	37.70	21.83
Heavy	23.54	31.54	27.40	22.69	27.06	28.26	21.06	14.71
NGLs ($/bbls)	21.40	30.65	26.90	34.48	29.52	29.33	31.66	19.06
Natural gas ($/mcf)	3.02	2.83	3.55	5.30	3.01	3.29	4.87	2.99
Royalties[4][6]								
Crude oil and NGLs ($/bbl)	4.13	3.58	5.07	7.63	5.30	5.27	7.05	3.70
Natural gas ($/mcf)	0.52	0.18	0.66	1.08	0.49	0.98	1.07	0.46
Combined ($/boe)	3.65	1.61	4.67	5.55	4.26	4.08	4.90	2.54
Operating Expenses[5][6]								
Crude oil and NGLs ($/bbl)	6.67	7.91	9.41	6.22	9.18	7.16	9.48	7.56
Natural gas ($/mcf)	0.74	0.31	0.87	0.96	0.82	0.86	0.71	0.86
Combined ($/boe)	4.20	2.79	4.95	5.09	4.97	4.98	4.64	4.59
Netback Received[7]								
Crude oil and NGLs ($/bbl)	17.03	22.39	17.06	15.47	18.95	19.11	19.52	10.05
Natural gas ($/mcf)	1.76	2.31	2.02	3.28	1.70	1.78	3.09	1.83
Combined ($/boe)	13.25	16.03	14.80	20.33		15.91	21.08	12.73
Capital Expenditures (thousands of $)								
Exploration (including drilling)	168	8,203	185	-	241	340	322	288
Development (including facilities)	14,802	7,598	5,706	171	14,924	2,931	6,304	5,972
Property Acquisitions	3,800	-	-	-	-	-	4,098	-
Corporate Acquisitions	63,799	-	-	-	-	60,100	53,448	-

Notes:

(1) The Reorganization of Search into an income trust structure occurred effective May 24, 2001. The data presented for this period represents data from Advantage's first reporting period of May 24, 2001 to June 30, 2001.

(2) Before deduction of royalties.

(3) Product prices are net of costs to transport the product to market and net of hedging gains and losses.

(4) Royalties are net of ARC.

(5) This figure includes all field operating expenses.

(6) Advantage does not record royalties and operating expenses on a commodity basis. Information in respect of royalties and operating expenses for crude oil and NGLs ($/bbl) and natural gas ($/mcf) has been determined by allocating royalties and expenses on an area by area basis based on the relative volume of production of crude oil and NGLs ($/bbl) and natural gas ($/mcf) in those areas.

(7) Information in respect of netbacks received for crude oil and NGLs ($/bbl) and natural gas ($/mcf) is calculated using operating expense figures for crude oil and NGLs ($/bbl) and natural gas ($/mcf), which figures have been estimated. See note (6) above.

The mix of Advantage's crude oil production as at January 1, 2003 was approximately 90% light quality crude oil (33° API to 38° API) and 10% medium quality crude oil (25° API to 33° API).

For the year ended December 31, 2002, approximately 65% of Advantage's gross revenue was derived from natural gas production, 31% of Advantage's gross revenue was derived from crude oil production and 4% was derived from NGLs production.

Drilling History

The following table sets forth the number of gross and net wells in which Advantage drilled or participated in drilling during the periods indicated.

	Year Ended December 31, 2002		Period from May 24, 2001 to December 31, 2001(1)		Period from January 1, 2001 to May 23, 2001(1)	
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Crude Oil	10	5.6	4	1.7	8	7.0
Natural Gas	116	110.5	19	14.7	3	1.2
Dry and Abandoned(4)	3	3.0	-	-	5	4.0
Total	129	119.1	23	16.4	16	12.2

Notes:

(1) The Reorganization of Search into an income trust structure occurred effective May 24, 2001.

(2) "**Gross**" means the number of wells in which Advantage had an interest.

(3) "**Net**" means the aggregate of the numbers obtained by multiplying each gross well by Advantage's percentage working interest therein.

(4) "**Dry**" refers to a well that is not productive. A productive well is a well which is capable of producing hydrocarbons in quantities considered by the operator to be sufficient to justify the costs required to complete, equip and produce the well.

Marketing and Future Commitments

Natural Gas

Approximately 25% of Advantage's gas sales are contracted to long-term aggregator supply pools (Progas, Canwest, TCPL). Prices received from the aggregators are based on a compilation of North American supply indices. A further 75% of Advantage's gas sales are sold on the intra-Alberta spot gas market. Currently Advantage has gas hedges in place as set forth in the table below.

Crude Oil

All of Advantage's crude oil is sold on the 30-day spot market.

In March and April of 2003 Advantage entered into costless collar contracts on approximately 60% of its natural gas production (net of royalties). Advantage does not currently have any oil hedges in place. The specific volumes and terms of such commitments are set forth below:

Type of Commitment	Price per Unit	Volume	Term of Commitment
Collar - Natural Gas - AECO 'c'	$5.50/GJ to $7.65/GJ	10,000 GJ/day	May 1, 2003 – Aug 31, 2003
Collar - Natural Gas - AECO 'c'	$5.75/GJ to $8.10/GJ	10,000 GJ/day	May 1, 2003 – Aug 31, 2003
Collar - Natural Gas - AECO 'c'	$6.00/GJ to $7.90/GJ	10,000 GJ/day	May 1, 2003 – Aug 31, 2003

Cyclical and Seasonal Impact of Industry

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions, as well as conditions in other oil and natural gas producing regions. Any decline in oil and natural gas prices could have an adverse effect on the Trust's financial condition.

Renegotiation or Termination of Contracts

As at the date hereof, the Trust does not anticipate that any aspect of its business will be materially affected in the current fiscal year by the renegotiation or termination of contracts or subcontracts.

Competitive Conditions

The Trust is a member of the petroleum industry, which is highly competitive at all levels. The Trust competes with other companies and other energy trusts and income funds for all of its business inputs, including exploitation and development prospects, access to commodity markets, property and corporate acquisitions, and available capital. The Trust strives to be competitive by maintaining a strong financial condition and by utilizing current technologies to enhance exploitation, development and operational activities.

Environmental Considerations

The Trust is pro-active in its approach to environment concerns. Procedures are in place to ensure that due care is taken in the day-to-day management of its oil and gas properties. All government regulations and procedures are followed in strict adherence to the law. The Trust believes in well abandonment and site restoration in a timely manner to ensure minimal damage to the environment and lower overall costs to the Trust.

The Trust's estimated future site restoration and removal costs, net of salvage values, are provided for using the unit-of-production method based on estimated proven reserves. The annual charge is accounted for as an expense and the accumulated provision is reflected as a liability. Actual site restoration costs are deducted from the accumulated provision in the year incurred. Advantage recorded a 2002 provision for future site restoration costs of $947,000. As at December 31, 2002, Advantage had an accumulated provision for future site restoration costs in the amount of $5.4 million.

Human Resources

As at March 31, 2003, AOG had a total of 34 full-time employees and 10 persons on a contract or consulting basis. As at such date, the Manager had a total of four full-time employees. The Trust had no employees.

ADDITIONAL INFORMATION RESPECTING ADVANTAGE ENERGY INCOME FUND

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. As at March 31, 2003, 28,778,980 Trust Units were issued and outstanding. Each Trust Unit represents an equal fractional undivided beneficial interest in any distributions from, and in any net assets of, the Trust in the event of termination or winding-up of the Trust. The beneficial interests in the Trust are divided into interests in two classes as follows: (i) described and designated as "Trust Units", which are entitled to the rights, subject to limitations, restrictions and conditions set out in the Trust Indenture, as summarized herein; and (ii) described and designated as "Special Voting Units", which shall be issued to a trustee and shall be entitled to such number of votes at meetings of Trust Unitholders as is equal to the number of Trust Units reserved for issuance that such Special Voting Units represent, such number of votes and any other rights or limitations to be prescribed by the Board of Directors. The Special Voting Units give AOG the flexibility to acquire the securities of another issuer in consideration for securities which are ultimately exchangeable for Trust Units. All Trust Units are of the same class with equal rights and privileges. Each Trust Unit is transferable, entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Trust, and distributions on liquidation, is fully paid and non-assessable and entitles the holder thereof to one vote at all meetings of Trust Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either AOG or the Trust. As holders of Trust Units in the Trust, the Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of anticipated distributable income from AOG and the combined ability of the Board of Directors and the Manager to effect long-term growth in the value of the Trust. The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and,

accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Trust Unitholder Limited Liability

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust Unitholder's share of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Trust Unitholder from any cost, damages, liabilities, expenses, charges and losses suffered by a Trust Unitholder resulting from or arising out of such Trust Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Notwithstanding the terms of the Trust Indenture, Trust Unitholders may not be protected from liabilities of the Trust to the same extent as a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust Fund) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Trust Unitholders of this nature arising is considered unlikely in view of the fact that the sole business activity of the Trust is to hold securities, and all of the business operations currently carried on by AOG will be carried on by a corporate entity, directly or indirectly.

The business of the Trust and its wholly-owned Subsidiary, AOG, is conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Trust Unitholders for claims against the Trust, including obtaining appropriate insurance, where available, for the operations of AOG and having written agreements, signed by or on behalf of the Trust, include a provision that such obligations are not binding upon Trust Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units or rights to acquire Trust Units may be issued at the times, to the persons, for the consideration, and on the terms and conditions that the Board of Directors determines. The Trust Indenture also provides that immediately after any *pro rata* distribution of Trust Units to all Trust Unitholders in satisfaction of any non-cash distribution, the number of outstanding Trust Units will be consolidated such that each Trust Unitholder will hold, after the consolidation, the same number of Trust Units as the Trust Unitholder held before the non-cash distribution. In this case, each certificate representing a number of Trust Units prior to the non-cash distribution is deemed to represent the same number of Trust Units after the non-cash distribution and the consolidation.

Cash Distributions

The amount of cash to be distributed annually per Trust Unit shall be equal to a *pro rata* share of interest on the Notes, 10⅜% Notes, royalty income from the Royalty, dividends on or in respect of shares of AOG received by the Trust and income from the Permitted Investments; less: (i) administrative expenses and other obligations of the Trust; and (ii) amounts which may be paid by the Trust in connection with any cash redemptions of Trust Units. AOG may apply some or all of its cash flow to capital expenditures to develop the Oil and Natural Gas Properties of AOG or to acquire additional Oil and Natural Gas Properties prior to making any distributions to the Trust in the form of principal repayments on the Notes, 10⅜% Notes or dividends on the Common Shares, Non-Voting Shares or Preferred Shares. If, on any Distribution Record Date, the Trustee determines that the Trust does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash or if any cash distribution should be contrary to any subordination agreement, the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Trust Units having an equal value to the cash shortfall. Trust Units will be issued pursuant to exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Trust derives interest income from its holdings of the Notes and the 10⅜% Notes. The Notes bear interest at 14% per annum, payable monthly and will mature on December 31, 2031, subject to extension for an additional 20-year term at the instance of the Board of Directors, with the approval thereof by resolution of the holders of the Notes if the Trust does not then hold substantially all of the Notes. The 10⅜% Notes bear interest at 10⅜% per annum, payable on May 1 and November 1 in each calendar year

and mature on December 31, 2012. It is expected that the Trust's income will generally be limited to: (i) the interest received on the principal amount of the Notes and 10⅜% Notes; (ii) royalty income received on the Royalty; and (iii) dividends (if any) received on shares of AOG. See "Additional Information Respecting Advantage Oil & Gas Ltd. - Notes and 10 3/8% Notes".

The Board of Directors intends for the Trust to make monthly cash distributions. Cash distributions will be made monthly to the Trust Unitholders of record on the last day of each month (unless such day is not a Business Day, in which case the date of record shall be the next following Business Day) and shall be payable on the 15th day of each month or, if such day is not a Business Day, the next following Business Day or such other date as determined from time to time by the Trustee.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by the Trust, all rights to and under the Trust Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Trust Unit (the "**Redemption Price**") equal to the lesser of: (i) 85% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading-day period commencing immediately after the date on which the Trust Units are surrendered for redemption (the "**Redemption Date**"); and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading on the Redemption Date.

For the purposes of this calculation, "market price" is an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The "closing market price" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on or before the last day of the following month; provided that the entitlement of Trust Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitations that: (i) the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $100,000 (provided that the Trustee may, in its sole discretion, waive such limitation in respect of any calendar month); (ii) at the time such Trust Units are tendered for redemption the outstanding Trust Units shall be listed for trading on a stock exchange or traded or quoted on any other market which the Trustee considers, in its sole discretion, provides representative fair market value prices for the Trust Units; and (iii) the normal trading of Trust Units is not suspended or halted on any stock exchange on which the Trust Units are listed (or, if not listed on a stock exchange, on any market on which the Trust Units are quoted for trading) on the Redemption Date or for more than five trading days during the 10-day trading period commencing immediately after the Redemption Date.

If a Trust Unitholder is not entitled to receive cash upon the redemption of Trust Units as a result of the foregoing limitations, then the Redemption Price for such Trust Units shall be the Fair Market Value thereof (as defined in the Trust Indenture), as determined by the Trustee in the circumstances described in subparagraphs (ii) and (iii) above, and shall, subject to any applicable regulatory approvals, be paid and satisfied by way of distribution *in specie* of a *pro rata* number of Notes (in a minimum amount of $100.00 and integral multiples of $1.00), from time to time outstanding (i.e., in a principal amount equal to the Redemption Price). No fractional Notes will be distributed and where the number of Notes to be received by a Trust Unitholder includes a fraction, such number shall be rounded to the next lowest whole number. The Trust shall be entitled to all interest paid, or accrued and unpaid, on the Notes on or before the date of the distribution *in specie*. If the Trust does not hold Notes having a sufficient principal amount outstanding to effect such payment, the Trust will be entitled to create and, subject to any applicable regulatory approvals, issue in satisfaction of the Redemption Price its own debt securities (the "**Redemption Notes**") having

terms and conditions substantially the same as the Notes, and with recourse of the holder limited to the assets of the Trust. Holders of such Notes and Redemption Notes will be required to acknowledge that they are subject to the subordination agreements described below under the heading "Additional Information Regarding Advantage Oil & Gas Ltd. - Notes". Notes and Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans if the Trust ceases to qualify as a mutual fund trust.

It is anticipated that the redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes or Redemption Notes which may be distributed *in specie* to Trust Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes or Redemption Notes.

Meetings of Trust Unitholders

The Trust Indenture provides that meetings of Trust Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Additional Information Respecting Advantage Energy Income Fund - Amendments to the Trust Indenture"), the sale of the assets of the Trust as an entirety or substantially as an entirety (other than as part of an internal reorganization), the termination of the Trust and the direction of the Trustee as to the selection of the directors of AOG. Meetings of Trust Unitholders will be called and held annually for, among other things, the election of the Trustee, the appointment of auditors of the Trust, and the direction of the Trustee as to the selection of the directors of AOG. A resolution appointing or removing a Trustee, the auditors of the Trust, or the direction of the Trustee as to the selection of the directors of AOG must be passed by a simple majority of the votes cast by Trust Unitholders. The balance of the foregoing matters must be passed by at least 66 2/3% of the votes cast at a meeting of Trust Unitholders called for such purpose.

A meeting of Trust Unitholders may be convened at any time and for any purpose by the Trustee and must be convened if requisitioned by the holders of not less than 20% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Trust Unitholders may attend and vote at all meetings of Trust Unitholders either in person or by proxy and a proxyholder need not be a Trust Unitholder. Two persons present in person or represented by proxy and representing, in the aggregate, at least 10% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Trust Unitholders. The next annual and special meeting of Trust Unitholders is scheduled for May 28, 2003.

Information and Reports

The Trust will furnish to Trust Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are, from time to time, required by applicable law, including prescribed forms needed for the completion of Trust Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of Trust Unitholders, the Trustee will provide the Trust Unitholders (along with notice of such meeting) a proxy form and an information circular containing information similar to that required to be provided to shareholders of a Canadian public corporation.

The Board of Directors will ensure that AOG provides the Trust with proper disclosure as to its business and financial operations and sufficient information and materials on a timely basis to allow the Trust to meet its public reporting requirements. With respect to material changes, the Board of Directors will ensure that AOG provides timely disclosure to the Trust as if AOG were a public corporation.

Takeover Bids

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Trust Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustee

The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Trust Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the first annual meeting of Trust Unitholders. Thereafter, the trustee shall be reappointed or changed every year as may be determined by a majority of the votes cast at a meeting of the Trust Unitholders. The Trustee may resign upon 60 days' notice to the Trust. The Trustee may also be removed by special resolution of the Trust Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Delegation of Authority, Administration and Trust Governance

The Board of Directors has generally been delegated the significant management decisions of the Trust and the Manager has been retained to administer the Trust on behalf of the Trustee. In particular, the Trustee has delegated to the Board of Directors responsibility for any and all matters relating to: (a) any offering of securities of the Trust, including: (i) ensuring compliance with all applicable laws; (ii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (iii) all matters concerning any subscription agreements or underwriting or agency agreements providing for the sale of Trust Units or securities convertible for or exchangeable into Trust Units or rights to Trust Units; and (iv) all matters concerning the adoption of a unitholder rights plan; (b) all matters concerning the terms of, and amendment from time to time of, material contracts; (c) all matters relating to the redemption of Trust Units; (d) the determination of any Distribution Record Date other than the last day of each calendar month and the payment of cash distributions to Unitholders; (e) the determination of any borrowings under the Trust Indenture; (f) the acquisition of Permitted Investments and Subsequent Investments by the Trust and the negotiation of agreements respecting Subsequent Investments; (g) maintaining the books and records of the Trust and providing timely reports to Unitholders; (h) the financial statements of the Trust and AOG; (i) the continued listing of the Trust Units of the Trust on any exchange and to maintain the Trust's status as a reporting issuer, including press releases and material change reports as required by the continuous disclosure requirements of applicable securities legislation; and (j) the Initial Permitted Securities. Trust Unitholders are entitled to elect a majority of the Board of Directors of AOG pursuant to the terms of the Shareholder Agreement. Subject to the ultimate authority of the Board of Directors of AOG, AOG and the Trust will be managed by the Manager. For more information as to the Board of Directors of AOG, see "Additional Information Respecting Advantage Oil & Gas Ltd. - Management of AOG".

Decision-Making

Although the Manager will provide certain advisory and management services to the Trust pursuant to the Management Agreement, the Board of Directors will supervise the management of the business and affairs of the Trust, including the business and affairs of the Trust delegated to AOG. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties, assets or securities (individually or in the aggregate with respect to any single type of security) for a purchase price or proceeds in excess of $2,000,000; (ii) the approval of annual operating and capital expenditure budgets; and (iii) establishment of credit facilities, will be made by the Board of Directors. In addition, the Trustee has delegated certain matters to the Board of Directors, including making all decisions relating to: (i) issuance of additional Trust Units; and (ii) the determination of the amount of Distributable Income. Any amendment to any material contract to which the Trust is a party will require the approval of the Board of Directors on behalf of the Trust. The Board of Directors generally intends to hold regularly scheduled meetings to review the business and affairs of the Trust and AOG and to make any necessary decisions relating thereto.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Trust Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by the Manager or any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Manager, AOG, or any other person to whom the Trustee has, with the consent of AOG, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any

failure by the Manager or AOG to perform its duties under or delegated to it under the Trust Indenture or any material contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture or any material contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered, from time to time, by at least 66 2/3% of the votes cast at a meeting of the Trust Unitholders called for such purpose.

The Trustee may, without the approval of the Trust Unitholders, make certain amendments to the Trust Indenture, including amendments:

1. for the purpose of ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental or other authority having jurisdiction over the Trustee or over the Trust;

2. ensuring that the Trust will satisfy the provisions of each of Sections 108(2)(a) and 132(6) of the Tax Act, as from time to time amended or replaced;

3. which, in the opinion of the Trustee, provide additional protection for or benefit to the Trust Unitholders;

4. to remove any conflicts or inconsistencies in the Trust Indenture or making corrections, including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Trust Unitholders;

5. which, in the opinion of the Trustee, are necessary or desirable as a result of changes in taxation laws; and

6. removing or curing inconsistencies between the Trust Indenture and the Material Contracts (as such term is defined in the Trust Indenture) which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Unitholders.

Unitholders will be asked to approve, by way of special resolution, certain proposed changes to the Trust Indenture at the annual and special meeting of Unitholders scheduled for May 28, 2003. The specific details of such amendments are set forth in the Trust's Information Circular – Proxy Statement dated April 17, 2003.

Private Placements

At the upcoming annual and special meeting of Unitholders, Unitholders will be asked to authorize the sale by the Trust in one or more private placements of up to 15,000,000 Trust Units on such terms as may be determined by the Board of Directors of AOG and by the Trust. It is anticipated that the Trust may undertake substantive private placements to complete acquisitions or raise equity capital in order to fund capital expenditures or acquisitions that may enhance the Trust's business prospects. The Trust will regularly evaluate opportunities which will assist in enhancing Trust Unitholder value, and the private placement of Trust Units or instruments convertible into Trust Units will be routinely considered as a financing alternative, particularly as a private placement can typically be structured to reduce the market risk associated with traditional long form public financings. The Trust obtained such approval last year in order to retain the flexibility to issue up to 15,000,000 Trust Units by private placement in 2002. The Trust is not currently considering the specific terms of any private placement pursuant to which it may issue Trust Units.

Any private placement must be undertaken in accordance with applicable corporate law, securities legislation and stock exchange by-laws, regulations and policies. Among other things, such regulations limit the discount to the market price at which the Trust Units may be sold pursuant to a private placement.

Some or all of the Trust Units offered by private placement may be purchased by insiders of the Trust or AOG. The issuance of greater than 25% of the Trust's issued and outstanding Trust Units to a new or existing Unitholder or group of Unitholders may result in a change of control of the Trust or enhance an existing control position. To the extent that Trust Units are purchased by insiders, persons having a significant or controlling interest in the Trust may enhance their ownership position with respect to existing Unitholders who do not participate in the private placement. Where insiders of the Trust or AOG participate in any such private placement, the TSX may require evidence of the approval of the majority of Unitholders, excluding the participating insiders, to the private placement. Funds received from any private placement will be added to the Trust's working capital to be used for financing programs, projects, acquisitions, debt reduction or for general corporate purposes.

Term of the Trust and Sale of Substantially All Assets

The Trust has been established for a term ending December 31, 2095. Pursuant to the Trust Indenture, termination of the Trust or the sale or transfer of the assets of the Trust as an entirety or substantially as an entirety, except as part of an internal reorganization of the assets of the Trust as approved by the Board of Directors, requires approval by at least 66 2/3% of the votes cast at a meeting of the Trust Unitholders.

Exercise of Voting Rights Attached to Common Shares

The Trust Indenture provides that the Trustee may vote securities of AOG held by it at any meeting of shareholders of AOG as well as any Permitted Investments held, from time to time, as part of the Trust Fund which carry voting rights. However, the Trustee may not, under any circumstances whatsoever, vote any AOG securities or any other Permitted Investments which carry voting rights to authorize the sale, lease or exchange of all or substantially all of the property of AOG or any other entity owned directly or indirectly by the Trust which represents more than 51% of the Trust Fund, except as part of a reorganization of AOG and any one or more directly or indirectly owned subsidiaries of the Trust without the approval of at least 66 2/3% of the votes cast at a meeting of the Trust Unitholders called for such purpose.

ADDITIONAL INFORMATION RESPECTING ADVANTAGE OIL & GAS LTD.

Management of AOG

Pursuant to the Shareholder Agreement, the Board of Directors is comprised of not more than nine nor less than five members. The Board of Directors is currently comprised of the seven members indicated below. Pursuant to the Management Agreement, the Manager will, at all times, have the right to designate two directors to the Board of Directors. The directors of AOG that were appointed by the Manager are Kelly Drader and Gary Bourgeois. Unitholders will always be entitled to select the majority of the Board of Directors. In addition, a majority of the Board of Directors must not be officers, employees or consultants of AOG, the Manager, or any of their respective affiliates, and the Chairman of the Board of Directors must be a director of the Board elected by the Unitholders. The following table sets forth certain information respecting AOG's directors and executive officers.

Name and Municipality of Residence	Position Held and Period Served as a Director[7]	Principal Occupations During Past Five Years
Gary F. Bourgeois Toronto, Ontario	Vice President, Corporate Development and Director since May 24, 2001	Vice President, Corporate Development of AOG since May 24, 2001. Vice President of the Manager since March 2001. Prior thereto, Managing Director of the EnerPlus Group of Companies, which companies specialize in management of oil and gas income funds and royalty trusts (1998-2000). In addition, President of Queen-Yonge Investments Limited (since 1985), a private family-owned investment holding company with holdings in oil and gas royalty trusts, real estate income funds, direct oil and gas properties, private and public exploration and production companies, and direct commercial real estate holdings.
Kelly I. Drader[2] Calgary, Alberta	President, Chief Executive Officer and Director since May 24, 2001	President and Chief Executive Officer of AOG since May 24, 2001. President of the Manager since March 2001. Prior thereto, Senior Vice President (1997-2001) and Vice President, Finance and Chief Financial Officer (1990-1997) of EnerPlus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.
Ronald A. McIntosh[3] Calgary, Alberta	Director since September 25, 1998	President and Chief Executive Officer of Navigo Energy Inc. since October 2001. Prior thereto, Chief Operating Officer of Gulf Canada Resources Ltd. since December, 2000. Prior thereto, Mr. McIntosh was Vice President, Exploration and International of Petro-Canada since May 1996.
Roderick M. Myers[2][3] Calgary, Alberta	Director since December 31, 1996	Since May 24, 2001, a self-employed oil and gas consulting engineer, specializing in the evaluation and acquisition of oil and gas properties. Prior thereto, Vice President, Business Development of AOG.
Steven Sharpe[1][2] Toronto, Ontario	Director since May 24, 2001	Managing Director of The EBS Corporation, a management and strategic consulting firm, since June 2001. From July 1998 to June 2001, Executive Vice President or Vice President, Strategic Development of The Kroll-O'Gara Company, a NASDAQ listed professional consulting, manufacturing, Internet and electronic commerce security company. Prior thereto, Mr. Sharpe was a partner with Davies, Ward & Beck, a Toronto-based law firm.
Rodger A. Tourigny[1][3][5] Calgary, Alberta	Director since December 31, 1996	President of Tourigny Management Ltd., a private oil and gas consulting company.
Lamont Tolley[1] Calgary, Alberta	Non-Executive Chairman and Director since May 24, 2001	Independent businessman who has been active in the oil and gas industry for 20 years. Currently the President of Genex Energy Inc., a private oil and gas company. Prior to June 1999, he was a principal and operating manager of Starvest Capital Inc., a private company which managed both private institutional oil investments and two public royalty trusts: Starcor Energy Royalty Fund and Orion Energy Trust.

Name and Municipality of Residence	Position Held and Period Served as a Director[7]	Principal Occupations During Past Five Years
Patrick J. Cairns Calgary, Alberta	Senior Vice President	Senior Vice President of AOG since June 2001. Vice President of the Manager since May 2001. Prior thereto, Mr. Cairns was Vice President, Evaluations with the Enerplus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.
Peter Hanrahan Calgary, Alberta	Chief Financial Officer and Controller	Chief Financial Officer of AOG since January 2003. Prior thereto, Controller of AOG since December 1999. Prior thereto, Manager of Financial Reporting with Numac Energy Inc.
Toshiyuki Takahashi Calgary, Alberta	Vice President, Exploitation	Vice President, Exploitation of AOG since August 2001. Vice President of the Manager since May 2001. Prior thereto, Mr. Takahashi was Manager of Acquisitions with the Enerplus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.
Richard Mazurkewich Calgary, Alberta	Vice President, Operations	Vice President, Operations of AOG since August 2001. Prior thereto, Manager, Production and Facilities of AOG since March 1998. Prior thereto, Production Engineer with Canadian Natural Resources Limited.
Jay P. Reid Calgary, Alberta	Corporate Secretary	Partner, Burnet, Duckworth & Palmer LLP, a Calgary-based law firm.

Notes:

(1) Member of the Audit Committee.

(2) Member of the Human Resources, Compensation and Corporate Governance Committee.

(3) Member of the Independent Reserve Evaluation Committee.

(4) The Corporation does not have an executive committee of the Board.

(5) Mr. Tourigny was a director of Shenandoah Resources Ltd. ("Shenandoah") prior to it being placed into receivership on September 17, 2002 and prior to the issuance of cease trade orders in respect of Shenandoah's securities by the Alberta Securities Commission and the British Columbia Securities Commission on November 8, 2002 and October 23, 2002, respectively. Cease trade orders were issued because Shenandoah failed to file certain required financial statements. As of the date hereof, the cease trade orders remain outstanding. Shenandoah's common shares were suspended from trading on the TSX Venture Exchange on April 24, 2002. Mr. Tourigny resigned his directorship with Shenandoah effective September 17, 2002. Mr. Tourigny was also a director of Probe Exploration Inc. ("Probe") prior to its receivership and prior to the issuance of cease trade orders in respect of Probe's securities by the Alberta Securities Commission and the Ontario Securities Commission on July 7, 2000 and July 17, 2000, respectively. The cease trade orders were issued because Probe failed to file certain required financial statements. As at the date hereof, the cease trade orders remain outstanding. Probe's common shares were suspended from trading on the TSX on March 17, 2000, and were subsequently delisted from the TSX at the close of business on March 16, 2001. Mr. Tourigny resigned his directorship with Probe effective April 14, 2000.

(6) The Corporation's directors shall hold office until the next annual general meeting of the Corporation's shareholders or until each director's successor is appointed or elected pursuant to the ABCA, the Shareholder Agreement and the Management Agreement.

(7) The period of time served as a director of AOG includes the period of time served as a director of Search prior to the Amalgamation, where applicable. Each of the directors were appointed directors of post-Reorganization Search on May 24, 2001.

As at March 31, 2003, the directors and executive officers of AOG, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 1,664,091 Units, or approximately 5.8% of the issued and outstanding Units.

Distribution Policy

It is anticipated that income to be received by the Trust will be from: (i) the interest received on the principal amount of Notes and 10 3/8% Notes; (ii) royalty income from the Royalty; and (iii) the dividends received from the shares of AOG. The Trustee makes monthly cash distributions to Trust Unitholders of the interest income earned from the Notes, royalty income from the Royalty and dividends, if any, received on Common Shares, after expenses, if any, and any cash redemptions of Trust Units. See "Risk Factors - Oil and Natural Gas Prices/Delay in Cash Distributions/Dependence on AOG".

Share Capital

AOG is authorized to issue an unlimited number of Common Shares, Non-Voting Shares and Preferred Shares. The Trust is the sole holder of the issued and outstanding Common Shares. There are no Non-Voting Shares or Preferred Shares issued and outstanding. The Trust is also the sole holder of the outstanding Notes and the 10 3/8% Notes.

The following is a description of the rights attaching to the Common Shares, Non-Voting Shares and Preferred Shares.

Common Shares

Each Common Share entitles its holder to receive notice of and to attend all meetings of the shareholders of AOG and to one vote at such meetings. The holders of Common Shares are, at the discretion of the Board of Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares. The holders of Common Shares are entitled to share equally in any distribution of the assets of AOG upon the liquidation, dissolution, bankruptcy or winding-up of AOG or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to any instruments having priority over the Common Shares.

Non-Voting Shares

The Non-Voting Shares have identical rights to the Common Shares except that holders of Non-Voting Shares are not generally entitled to receive notice of or attend at meetings of shareholders of AOG or to vote their shares at such meetings.

Preferred Shares

The Preferred Shares may be issued, from time to time, in one or more series, each series consisting of such number of Preferred Shares as determined by the Board of Directors, who may also fix the designations, rights, privileges, restrictions and conditions attached to the shares of each series of Preferred Shares. No Preferred Shares are presently issued and outstanding. The Preferred Shares of each series shall, with respect to payment of dividends and distributions of assets in the event of liquidation, dissolution or winding-up of AOG, whether voluntary or involuntary, or any other distribution of the assets of AOG among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preferred Shares of every other series and shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares.

Notes

The following is a summary of the material attributes and characteristics of the Notes. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of the Note Indenture, pursuant to which the Notes are issued.

The aggregate principal amount of the Notes as at December 31, 2002 was $223,386,379 and the Notes mature on December 31, 2031, subject to an extension for an additional 20-year term. The Notes bear interest at the rate of 14% per annum, payable monthly on the 15th day of the month (or, if such day is not a Business Day, the first Business Day thereafter) for interest earned during the preceding month. The principal and interest on the Notes are payable in lawful money of Canada.

The Notes are issuable only as fully-registered Notes in minimum denominations of $100.00 and integral multiples of $1.00.

Payment upon Maturity

On maturity and subject to any applicable subordination restrictions, AOG will repay the indebtedness represented by the Notes by paying to the Note Trustee, in lawful money of Canada, an amount equal to the principal amount of the outstanding Notes, together with accrued and unpaid interest thereon.

Redemption

The Notes will not be redeemable at the option of AOG or by the holders thereof prior to maturity except in the limited circumstances prescribed by the Note Indenture, where the Board of Directors believe the indebtedness represented by the Notes could not be refinanced on maturity, or where AOG is prevented by applicable law from paying dividends or making other distributions in respect of Common Shares.

Ranking

Payment of the principal and interest (other than regularly scheduled interest and principal at maturity, provided no default on Senior Indebtedness (as hereinafter defined) has occurred and payment of such interest or principal is not otherwise required to be suspended in accordance with the terms of subordination agreements which may be entered into with the holders of Senior Indebtedness (as herein defined)) on the Notes will be subordinated in right of payment, as set forth in the Note Indenture, to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness ("**Senior Indebtedness**") which is defined as: (a) all indebtedness, obligations and liabilities of AOG in respect of borrowed money (including the deferred purchase price of property), other than: (i) indebtedness evidenced by the Note Indenture; and (ii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Note Indenture; and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of AOG, other than indebtedness, obligations and liabilities of AOG represented by the Notes. The Note Indenture provides that in the event of any creditor proceedings relative to AOG, the holders of all Senior Indebtedness, which would include bank debt and suppliers of AOG, will be entitled to receive payment in full before the holders of the Notes are entitled to receive any payment. Any amount of property received contrary to these provisions shall be held in trust for and paid over to the holders of Senior Indebtedness.

In the event of any creditor proceedings, the indebtedness represented by the Notes is not to be classified with any Senior Indebtedness for voting or distribution, which means that holders of Senior Indebtedness may vote separately from the holders of Notes in respect of any restructuring or arrangement proposal regarding AOG.

Default

The Note Indenture provides that any of the following shall constitute an "Event of Default": (i) default in payment of the principal of the Notes when the same becomes due; (ii) the failure to pay the interest obligations of the Notes for a period of 12 months; (iii) default on any indebtedness exceeding $5,000,000; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency or receivership; (v) the taking of possession by an encumbrancer of all or substantially all of the property of AOG; or (vi) default in the observance or performance of any other covenant or condition of the Note Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to AOG specifying such default and requiring AOG to rectify the same.

Subordination Agreements

Pursuant to the terms of the Note Indenture, the Note Trustee may enter into subordination agreements with the holders of certain Senior Indebtedness under which the Note Trustee, on behalf of the holders of Notes, may agree directly with a holder of Senior Indebtedness in implementation of and/or in addition to the subordination terms described under "Ranking" directly above. The Note Trustee may give a holder of Senior Indebtedness a power of attorney to be exercised in any creditor proceedings to enforce the terms thereof. The Note Trustee may also agree to ensure that any transferee of Notes (or other securities of AOG) agrees to be bound by the provisions of the subordination agreements.

10 3/8% Notes

The following is a summary of the material attributes and characteristics of the 10 3/8% Notes. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of the 10 3/8% Note Indenture, pursuant to which the 10 3/8% Notes are issued.

The aggregate principal amount of the 10 3/8% Notes as at December 31, 2002 was $38,084,756 and the 10 3/8% Notes mature on December 31, 2012. The 10 3/8% Notes bear interest at the rate of 10 3/8% per annum, payable on May 1 and November 1 in each year (or if such day is not a Business Day, the first Business Day thereafter) for interest earned during the preceding six-month period. The principal and interest on the 10 3/8% Notes are payable in lawful money of Canada.

The 10 3/8% Notes are issuable only as fully-registered 10 3/8% Notes in minimum denominations of $100.00 and integral multiples of $1.00.

Principal Repayments

From time to time and, in any event, not less frequently than each anniversary of December 31, 2002, AOG must make principal repayments on the 10 3/8% Notes in an amount equal to not less than 5% of the original principal amount (being $52,800,000 - the "Original Principal Amount") provided, however, that during the period commencing from the date of issue to December 31, 2007 AOG shall make, in aggregate, principal repayments on the 10 3/8% Notes of an amount equal to not less than 50% of the Original Principal Amount. On maturity and subject to any applicable subordination restrictions, AOG will repay the remaining indebtedness represented by the 10 3/8% Notes by paying the Note Trustee, in lawful money of Canada, an amount equal to the principal amount of the then outstanding 10 3/8% Notes, together with accrued and unpaid interest thereon.

Ranking

Payment of the principal and interest (other than regularly-scheduled interest and principal payments, provided no default on Senior Indebtedness has occurred and payment of such interest or principal is not otherwise required to be suspended, in accordance with the terms of subordination agreements which may be entered into with the holders of Senior Indebtedness) on the 10 3/8% Notes will be subordinated in right of payment, as set forth in the 10 3/8% Note Indenture to the prior payment in full of the principal of and accrued and unpaid interest on all Senior Indebtedness. The 10 3/8% Note Indenture provides that in the event of any creditor proceeding relative to AOG, the holders of all Senior Indebtedness, which would include bank debt and suppliers of AOG, will be entitled to receive payment in full before the holders of the 10 3/8% Notes are entitled to receive any payment. Any amount of property received contrary to these provisions shall be held in trust for and paid over to the holders of Senior Indebtedness.

In the event of any creditor proceedings, the indebtedness represented by the 10 3/8% Notes is not to be classified with any Senior Indebtedness for voting or distribution, which means that holders of Senior Indebtedness may vote separately from the holders of the 10 3/8% Notes in respect of any restructuring or arrangement proposal regarding AOG.

Default

The 10 3/8% Note Indenture provides that any of the following shall constitute an "Event of Default": (i) default on payment of the principal of the 10 3/8% Notes when the same becomes due; (ii) the failure to pay the interest obligations of the 10 3/8% Notes for a period of twelve months from the interest payment date; (iii) default on any indebtedness exceeding $5,000,000; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency or receivership; (v) the taking of possession by or an encumbrance of all or substantially all of the property of AOG; or (vi) default in the observance or performance of any other covenant or condition of the 10 3/8% Note Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to AOG specifying such default and requiring AOG to rectify the same.

Subordination Agreements

Pursuant to the terms of the 10 3/8% Note Indenture, the Note Trustee may enter into subordination agreements with the holders of certain Senior Indebtedness under which the Note Trustee, on behalf of the holders of the 10 3/8% Notes, may agree directly with a holder of Senior Indebtedness in the implementation of and/or in addition to the subordination terms described under "Ranking" directly above. The Note Trustee may give a holder of Senior Indebtedness a power of attorney to be exercised in any creditor proceeding to enforce the terms thereof. The Note Trustee may also agree to ensure that any transferee of Notes (or other securities of AOG) agrees to be bound by the provisions of the subordination agreements.

The Royalty Agreement

Pursuant to the Royalty Agreement, AOG has granted to the Trust the Royalty on AOG's interest in petroleum substances within, upon or under all of AOG's developed and undeveloped Canadian Oil and Natural Gas Properties. The Royalty does not constitute an interest in land and the Trust is not entitled to take its share of production in kind or to separately sell or market its share of petroleum substances.

The Royalty Agreement provides that the Trust will be entitled to be paid, by way of cash distributions, the amount payable in respect of the Royalty monthly on or about the 15th day of the month following the month to which a cash distribution relates. Cash distributions will equate to the income to which the Trust is entitled, being the gross revenues received by AOG from petroleum substances, produced, saved and marketed from its Canadian Oil and Natural Gas Properties subject to the Royalty, less certain permitted deductions.

Shareholder Agreement

Pursuant to the Shareholder Agreement, prior to the Trust voting its shares in AOG, each Trust Unitholder shall be entitled to vote in respect of the matter on the basis of one vote per Trust Unit held and the Trust shall be required to vote its shares in AOG in accordance with the result of the vote of Trust Unitholders. Holders of Trust Units shall be entitled to direct the Trust as to how to vote in respect of all matters placed before the shareholder of AOG, including, subject to the right of the Manager to designate two directors, the election of the directors of AOG, approving its financial statements, and appointing auditors of AOG, who shall be the same as the auditors of the Trust. In addition, Trust Unitholders will be entitled to direct the Trust as to how to vote its shares in AOG on any proposed amendment to the Shareholder Agreement, where such amendment affects the rights of Unitholders to elect a majority of the Board of Directors. The Trust will not be entitled, without the direction of Trust Unitholders, to exercise its rights as the sole shareholder of AOG except as set forth above.

It is a term of the Shareholder Agreement that the Board of Directors shall consist of a minimum of five and a maximum of nine directors, with the present number of directors set at seven. The Shareholder Agreement provides that Trust Unitholders are entitled to select a majority of the Board of Directors. Under the terms of the Shareholder Agreement, the Manager has the right to designate two directors to the Board of Directors.

ADDITIONAL INFORMATION RESPECTING ADVANTAGE INVESTMENT MANAGEMENT LTD.

Pursuant to the Management Agreement, the Manager has agreed to act as manager of the Trust and AOG. The Board of Directors of AOG has retained the Manager to provide comprehensive management services and has delegated certain authority to the Manager to assist in the administration and regulation of the day-to-day operations of the Trust and AOG and to assist in making executive decisions which conform to the general policies and general principles previously established by the Board of Directors of AOG. The Manager will provide executive officers to AOG, subject to the approval of the Board of Directors of AOG.

Management of the Manager

The following table outlines the names and municipalities of residence and principal occupations of the officers of the Manager who will be responsible for the provision of such executive services.

Name and Municipality of Residence	Office	Principal Occupation During the Past Five Years
Kelly Drader Calgary, Alberta	President	President and Chief Executive Officer of AOG since May 2001. President of the Manager since March 2001. Prior thereto, Senior Vice President (1997-2001) and Vice President, Finance and Chief Financial Officer (1990-1997) of EnerPlus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.
Gary Bourgeois Toronto, Ontario	Vice President	Vice President, Corporate Development of AOG since May 2001. Vice President of the Manager since March 2001. Prior thereto, Managing Director of the EnerPlus Group of Companies, which companies specialize in management of oil and gas income funds and royalty trusts (1998-2000). In addition, President of Queen-Yonge Investments Limited (since 1985), a private family-owned investment holding company with holdings in oil and gas royalty trusts, real estate income funds, direct oil and gas properties, private and public exploration and production companies, and direct commercial real estate holdings.
Patrick J. Cairns Calgary, Alberta	Vice President	Senior Vice President of AOG since June 2001. Vice President of the Manager since May 2001. Prior thereto, Mr. Cairns was Vice President, Evaluations with the Enerplus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.
Toshiyuki Takahashi Calgary, Alberta	Vice President	Vice President, Exploitation of AOG since August 2001. Vice President of the Manager since May 2001. Prior thereto, Mr. Takahashi was Manager of Acquisitions with the Enerplus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.

Management Agreement

The Management Agreement provides that during the term of the Management Agreement, and any renewal thereof, the Manager shall provide recommendations, assistance and advisory services as requested or required by AOG and the Trust, respecting the following:

1. to AOG:

   (a) keep and maintain at its offices, at all times, books, records and accounts which shall contain particulars of operations, receipts, disbursements and investments relating to the Properties and AOG;

   (b) make available, in performing its obligations under the Management Agreement, office space, equipment and qualified personnel, including all engineering, geological, geophysical, accounting, clerical, secretarial, corporate and administrative services as may be necessary to perform its obligations;

   (c) arrange or provide for the payment of all costs and expenses incurred by or on behalf of AOG in connection with the Properties upon receipt of monies from AOG;

   (d) provide or arrange for the administration of all of the records and documents for the Properties including establishing and maintaining documents, correspondence files, land files and records;

   (e) provide or arrange to provide such audit, legal, geological, engineering, geophysical, financial, insurance and other professional services or advice and analysis as the officers or directors of AOG may require or desire to permit any of them to make informed decisions in connection with the discharge by them of their responsibilities as officers or directors, to the extent such advice and analysis can be reasonably provided or arranged by the Manager;

(f) at least annually, and at other times as requested by the Board of Directors, prepare all production, capital and expense budgets and business plans in connection with the Properties and also provide quarterly progress reports to the Board of Directors of AOG;

(g) provide or cause to be provided to AOG any services or analysis reasonably necessary for AOG to be able to consider or participate in any acquisition, development or disposition by AOG of an interest in the Properties or other interests in assets;

(h) provide or arrange for such additional administrative services as AOG may reasonably request in connection with the Properties, including services relating to the administration of credit facilities obtained by AOG;

(i) review opportunities to acquire additional Properties which, acting reasonably, it believes AOG might reasonably be interested in acquiring and, from time to time, to present AOG with opportunities to acquire Properties consistent with the investment criteria of AOG;

(j) conduct negotiations for the acquisition of Properties, provide lease and land services related to such acquisitions (including examination and evaluation of any title documents) and arrange for examination and preparation of legal documents or such other services required in connection with such acquisitions, provided that the Manager shall be deemed not to make any warranty of title with respect to any Properties acquired by AOG;

(k) provide or arrange for all necessary exploitation, development and other services in respect of acting as operator of any of the Properties;

(l) review all data, information, notices and requests tendered by any third party operator, advise AOG as to the appropriate action to be taken and provide or arrange for any required expertise on behalf of AOG to facilitate the proper conduct of operations in respect thereof;

(m) arrange for and negotiate, on behalf of and in the name of AOG, all contracts with third parties for the proper management and operations of the Properties;

(n) supervise the disposition and marketing of petroleum substances from the Properties, invoice third parties as required and effect the collection of receivables relating thereto;

(o) ensure that AOG complies with all material regulations, statutes and reporting requirements in connection with the Properties;

(p) carry out the functions and obligations of AOG contained in the Royalty Agreement with respect to operation of the Properties; and

(q) negotiate all borrowings required by AOG to purchase Properties or to fund capital expenditures;

2. to the Trust:

(a) ensure compliance by the Trust with its legal obligations, including its continuous disclosure obligations under all applicable securities legislation;

(b) provide investor relations services;

(c) provide the holders of Trust Units with financial reports and tax information relating to the Properties, the Notes, the Royalty and the Trust;

(d) call, hold and distribute materials including notices of meetings and information circulars in respect of all necessary meetings of Unitholders;

(e) recommend the amounts payable, from time to time, to Unitholders and to arrange for distributions to Unitholders of distributable income;

(f) recommend the timing and terms of future offerings of Trust Units or securities convertible or exchangeable into Trust Units or other public or private securities, if any; and

(g) recommend investments in Permitted Investments.

The Manager is paid fees for providing all of the services in items 1. and 2. above. See "Additional Information Respecting Advantage Investment Management Ltd. - Compensation and Term". Notwithstanding the delegations provided in items 1. and 2. above, the Board of Directors will supervise the management of the business and affairs of AOG, including the business and affairs of the Trust delegated to AOG, and, in particular:

1. significant operational decisions in respect of AOG as identified by the Manager, acting reasonably; and

2. decisions relating to:

    (a) any offerings, including the issuance of additional Trust Units or securities convertible into or exchangeable for Trust Units;

    (b) the acquisition and disposition of properties, assets, securities (individually or in the aggregate with respect to any single type of security) for a purchase price or proceeds in excess of $2,000,000;

    (c) the approval of operating and capital expenditure budgets;

    (d) the establishment of credit facilities;

    (e) all matters to do with the continued listing of the Trust Units on any exchange and to maintain the Trust's status as a reporting issuer, including press releases and material change reports as required by continuous disclosure requirements of applicable securities legislation;

    (f) the determination of the amount of Distributable Income; and

    (g) the approval of any amendment to the Management Agreement, the Royalty Agreement, the Note Indenture, 10 3/8% Note Indenture or the Shareholder Agreement on behalf of the Trust, and those matters as set forth in the Trust Indenture, that may be amended without the approval of Unitholders;

shall be subject to the approval of the Board of Directors.

The Manager and the Trust are responsible for ensuring compliance with the continuous disclosure obligations under all applicable securities legislation. The Manager has been indemnified by AOG and the Trust in respect of damages suffered relating to the performance of services under the Management Agreement provided that the Manager is in compliance with the standard of care described below, and any of its directors, officers or employees have been indemnified by AOG and the Trust provided that such person shall not be found to be liable for or guilty of wilful misfeasance, bad faith, gross negligence or reckless disregard of his or her duty to AOG or the Trust.

In exercising its powers and discharging its duties under the Management Agreement, the Manager is required to exercise that degree of care, diligence and skill that a reasonably-prudent operator and manager in respect of oil and gas properties in western Canada and a manager of a publicly-traded reporting issuer, having responsibility for the subject management, advisory and administrative services, would exercise in comparable circumstances.

Acquisition and Disposition Strategy

The strategy employed by the Manager is to maintain the level of production of oil and natural gas from AOG's existing properties and to supplement production by reserve acquisitions. To maintain production, capital expenditures are focused on development activity as opposed to exploration. Exploration properties are generally sold, farmed out or developed using third party resources. Reserve replacement and additions are achieved through development activity and acquisitions.

In addition, as part of the services to be provided by the Manager to AOG and the Trust, the Manager may recommend that AOG enter into agreements to dispose of Oil and Natural Gas Properties and make farmouts and other dispositions of such properties. Approval by the Board of Directors of any acquisitions or dispositions is required where the properties being acquired or disposed of have a purchase price or proceeds in excess of $2,000,000.

Compensation and Term

In its role under the Management Agreement as manager and administrator of AOG and the Trust, the Manager receives the following fees:

1. a fee in an amount equal to 1.5% of Operating Cash Flow, such amount to be calculated as at the end of each calendar quarter or portion thereof, if applicable, and paid on the 15th day following any such calendar quarter, or, if such day is not a Business Day, on the next Business Day; and

2. a fee equal to 10% of the Total Return Amount (which means, in respect of any Return Period, an amount equal to the Total Return Percentage minus 8% if the Return Period is a full calendar year, and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization for that Return Period), such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period, or, if such day is not a Business Day, on the next Business Day.

In addition, the Manager has the option (subject to any necessary regulatory approval) of receiving all or part of the fee provided in paragraph 2. above in Trust Units at the Unit Market Price calculated as at the end of the relevant period. To date, no such election has been made.

The Manager representatives who act as employees or officers of AOG are entitled to participate in any benefit plans in place for AOG employees (including under any incentive plan) and are entitled to industry-competitive salaries (as approved by the Board of Directors) for acting in such capacity.

The Manager does not receive any acquisition or disposition fees.

It is the intention of the Manager that the management fees referred to in paragraphs 1. and 2. above (collectively, the "**Management Fees**") will fund all employee bonuses and incentive plans and, to date, have been allocated by the Manager on the following basis:

Manager Shareholders	66 2/3%
Employees of AOG	33 1/3%

The allocation of the Management Fees and the Termination Fees (as defined below) amongst the employees of AOG will be based upon the recommendations of the Manager as approved by the Board of Directors.

The initial term (the "**Initial Term**") of the Management Agreement is 3 years, and on each anniversary date of the Management Agreement it automatically renews on an "evergreen" basis for additional one-year periods, provided that the Board of Directors has not provided notice to the Manager prior to any such renewal that such renewal shall not occur. In all instances of termination (except where the Management Agreement terminates at the end of the term), a termination fee (the "**Initial Termination Fee**") equal to the Management Fees paid for the immediately-prior two years shall be payable, which will be adjusted on a *pro rata* basis to reflect a full two-year period if a two-year time period has not yet passed. Upon completion of the Initial Term, in all instances of termination (except where the Management Agreement terminates at the end of the term), a termination fee ("**Subsequent Termination Fee**") equal to the Management Fees paid for the immediately-prior 2 ½ years shall be payable. In no instance shall the Manager be entitled to both the Initial Termination Fee and the Subsequent Termination Fee. The Initial

Termination Fee and the Subsequent Termination Fee are, collectively, referred to herein as the "**Termination Fees**". Notwithstanding the foregoing, if, during the Initial Term, Kelly Drader (or an alternative individual with comparable skill and experience who is acceptable to the Board of Directors) no longer provides all or substantially all of his work time to AOG and the Trust, the Management Agreement can be terminated by AOG and the Trust and the Manager will not be entitled to any Termination Fees.

In addition, the Manager is entitled to reimbursement, by the Trust and AOG, of General and Administrative Costs and expenses related to the Manager's performance under the Management Agreement, other than costs related solely to the Manager and costs related to employee bonuses and incentive plans.

Conflicts of Interest

The executive officers of the Manager have extensive experience in the oil and gas business and in the management of private and public entities. As a result, certain of the directors, officers and employees of the Manager, and certain of the consultants retained by the Manager, from time to time, may also be directors, officers and employees of affiliates of the Manager or may be consultants retained by affiliates of the Manager. The Management Agreement contains provisions which require the Manager to make disclosure to the Trustee and the Board of Directors of the fact and substance of any particular conflict of interest, if one should occur, and to use all reasonable efforts to resolve such conflict of interest in a manner which will treat the Trust or AOG, as the case may be, and the other interested party in an even-handed manner, taking into account all of the circumstances of the Trust or AOG, as the case may be, and such interested party, and to act honestly and in good faith in resolving such matters.

Pursuant to the Management Agreement, the Manager has agreed to make Kelly Drader available for the performance of the services to be provided to the Trust and AOG, and Mr. Drader will, during the Initial Term, commit substantially all of his work time on an annual basis to AOG and the Trust in performing the services to be provided under the Management Agreement and in acting as AOG's President and Chief Executive Officer.

The Management Agreement also provides that the Manager and the ManagementCo Group agree that during the Initial Term:

1. they will not manage another oil and gas income fund or royalty trust;

2. they will not, without prior approval of the Trust and AOG, acting reasonably, as determined by the Board of Directors, make investments in or acquire oil and gas assets or income funds, royalty trusts or companies owning oil and gas assets, except for the purchase of securities of public oil and gas companies, income funds or royalty trusts on a recognized stock exchange for investment purposes. Such shareholding in each such investment shall not exceed 10% of the issued and outstanding securities of any such issuer; and

3. they will not, without prior approval of the Trust and AOG, acting reasonably, as determined by the Board of Directors, conduct any other business activities relating to Canadian resource properties or rendering services or acting as advisor or manager to any other person or entity that may have investment or business interests similar to those of AOG or the Trust;

and thereafter they will not do any of the foregoing except with prior disclosure to the Board of Directors of the nature and extent of their interest in such activities and a description of such activities and unless, in each case, the consent of the Board of Directors is first obtained.

As at the date hereof, neither the Trust, AOG nor the Manager is aware of any existing or potential material conflicts of interest between the Trust and/or AOG and a director or officer of the Manager.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Financial Information

The following is a summary of selected financial information of the Trust/AOG for the periods indicated. When reviewing the following selected annual financial information, it should be noted that AOG completed the Palliser Acquisition in August 2000, and Advantage completed the Due West Acquisition effective August 1, 2001, the Gascan Acquisition effective January 1, 2002 and the Best Pacific Acquisition effective November 21, 2002, which acquisitions impacted Advantage's and AOG's operating results, assets and liabilities, as described below and elsewhere herein. For details in respect of these acquisitions, see "General Development of the Business - History and Development - Advantage Oil & Gas Ltd." and "Description of the Business and Operations - Significant Acquisitions and Significant Dispositions".

	Year Ended December 31, 2002	Period From May 24 to December 31, 2001(1)	Year Ended December 31, 2000
	(millions of dollars, except per unit/share amounts)		
Total revenue (before royalties)	97.8	38.6	72.8
Cash flow from operations	53.7	20.3	44.4
Per unit - basic	1.97	1.37	0.92
Per unit - fully diluted	1.97	1.37	0.88
Net income	12.1	9.6	16.0
Per unit - basic	0.41	0.62	0.33
Per unit - fully diluted	0.41	0.62	0.32
Total assets	411.8	234.3	154.3
Total long-term financial liabilities	-	23.2	35.0
Cash distributions per unit	1.73	1.45	-

Note:

(1) The Reorganization of AOG into an income trust structure occurred effective May 24, 2001. The data presented for the period ended December 31, 2001 represents data from Advantage's first financial year of May 24, 2001 to December 31, 2001.

Quarterly Financial Information

The following is a summary of selected financial information of Advantage/AOG for the periods indicated.

	Total Revenues (Before Royalties)	Net Income	Net Income Per Unit/Share – Basic	Net Income Per Unit/Share - Fully Diluted	Cash Flow From Operations	Cash Flow From Operations Per Unit/Share - Basic	Cash Flow From Operations Per Unit/Share - Fully Diluted
			(millions of dollars, except per share amounts)				
2002							
First Quarter	18.6	3.2	0.12	0.12	9.9	0.36	0.36
Second Quarter	22.4	0.7	0.03	0.03	11.7	0.43	0.43
Third Quarter	21.4	5.4	0.20	0.20	10.6	0.39	0.39
Fourth Quarter	35.3	2.8	0.10	0.10	21.5	0.79	0.79
2001							
First Quarter	29.5	7.3	0.15	0.14	16.2	0.33	0.32
Second Quarter(1)	7.4	2.0	0.15	0.15	4.4	0.34	0.34
Third Quarter	16.4	3.7	0.28	0.28	8.5	0.66	0.66
Fourth Quarter	14.8	3.9	0.18	0.18	7.5	0.37	0.37

Note:

(1) The Reorganization of AOG into an income trust structure occurred effective May 24, 2001. The data presented for the second quarter of 2001 represents data from Advantage's first reporting period of May 24, 2001 to June 30, 2001.

Cash Distributions

The following is a summary of the distribution made by Advantage from its inception in May of 2001 to March 31, 2003.

For the 2001 Period Ended	Distributions per Unit	Payment Date
June 30	$0.28	July 16, 2001
July 31	0.28	August 15, 2001
August 31	0.22	September 17, 2001
September 30	0.22	October 15, 2001
October 31	0.15	November 15, 2001
November 30	0.15	December 17, 2001
December 31	0.15	January 15, 2002
Total:	**$1.45**	

For the 2002 Period Ended	Distributions per Unit	Payment Date
January 31	$0.15	February 15, 2002
February 28	0.13	March 15, 2002
March 31	0.13	April 15, 2002
April 30	0.13	May 15, 2002
May 31	0.13	June 17, 2002
June 30	0.13	July 15, 2002
July 31	0.13	August 15, 2002
August 31	0.13	September 16, 2002
September 30	0.13	October 15, 2002
October 31	0.18	November 15, 2002
November 30	0.18	December 16, 2002
December 31	0.18	January 15, 2003
Total:	**$1.73**	

During the first quarter of 2003, monthly cash distributions were paid to Unitholders of record in the following amounts:

For the 2003 Period Ended	Distributions per Unit	Payment Date
January 31	$0.18	February 18, 2003
February 28	0.23	March 17, 2003
March 31	0.23	April 15, 2003
Total:	**$0.64**	

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of the financial conditions and results of operations of Advantage for the year ending December 31, 2002 are set forth under the heading "Management's Discussion and Analysis" at pages 14 through 23, inclusive, of Advantage's 2002 Annual Report. Management's discussion and analysis is incorporated herein by reference, and forms an integral part of this Renewal Annual Information Form.

MARKET FOR SECURITIES

The Units are listed for trading on the TSX under the symbol "AVN.UN".

RISK FACTORS

The following is a summary of certain risk factors relating to the business of AOG and the Trust. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form.

Dependence on AOG

The Trust is an open-ended, limited purpose trust which will be entirely dependent upon the operations and assets of AOG through its ownership of the Common Shares, the Notes, the 10 3/8% Notes and the Royalty. Accordingly, the cash distributions to the Trust Unitholders will be dependent upon the ability of AOG to meet its interest and principal repayment obligations under the Notes and the 10 3/8% Notes, to declare and pay dividends on the Common Shares, and to pay the Royalty. AOG's income will be received from the production of oil and natural gas from AOG's existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. AOG is generally not involved in the exploration for oil and natural gas. As a result, if the oil and natural gas reserves associated with AOG's Canadian resource properties are not supplemented through additional development or the acquisition of additional Oil and Natural Gas Properties, the ability of AOG to meet its obligations to the Trust may be adversely affected.

Exploitation and Development

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using highly skilled staff, focusing exploitation efforts in areas in which Advantage has existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods, and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three-dimensional seismography, reservoir simulation studies and horizontal drilling have been used by Advantage and will be used by Advantage to improve its ability to find, develop and produce oil and natural gas.

Operations

AOG's operations are subject to all of the risks normally incident to the operation and development of Oil and Natural Gas Properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs, craterings and fires, all of which could result in personal injuries, loss of life and damage to the property of AOG and others. AOG has both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, AOG has liability insurance policies in place, in such amounts as it considers adequate, however, it will not be fully insured against all of these risks, nor are all such risks insurable.

Continuing production from a property, and, to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of AOG to certain Properties. A reduction of the income from the Royalty could result in such circumstances.

Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate and price and demand are factors beyond Advantage's control. Such fluctuations will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future Oil and Natural Gas Properties that Advantage may acquire. As well, cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas.

Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Advantage will be affected by numerous factors beyond its control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas.

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Trust Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Debt Service

AOG has credit facilities in the amount of $150,000,000. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust. Although it is believed that the bank line of credit is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of AOG or that additional funds can be obtained.

The lenders have been provided with security over substantially all of the assets of AOG. If AOG becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lenders may foreclose on or sell the Properties free from or together with the Royalty.

Reserves

Although Sproule and AOG have carefully prepared the reserve figures included herein and believe that the methods of estimating reserves have been verified by operating experience, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of AOG which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Trust Units to Trust Unitholders. Trust Units will have no value once all of the oil and natural gas reserves of AOG have been produced. As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

Competition

The industry is highly competitive in the acquisition of exploration prospects and the development of new sources of production and the sale of oil and natural gas.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of AOG or the Properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on AOG. Although AOG has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the Properties, and by the operator to the Manager or AOG, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the Properties, or the establishment by the operator of reserves for such expenses.

Reliance on the Manager

Unitholders will be dependent on the management of the Manager in respect of the administration and management of all matters relating to the Properties, the Royalty, the Trust and the Trust Units. Investors who are not willing to rely on the management of the Manager should not invest in the Trust Units.

Depletion of Reserves

The Trust has certain unique attributes that differentiate it from other oil and gas industry participants. Distributions of Distributable Income in respect of Properties, absent commodity price increases or cost effective acquisition and development activities will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. AOG will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, AOG's initial production levels and reserves will decline.

AOG's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on AOG's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, AOG's reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, AOG's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that AOG is required to use cash flow to finance capital expenditures or property acquisitions, the level of Distributable Income will be reduced.

There can be no assurance that the Manager, on behalf of AOG, will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

Changes in Legislation

There can be no assurance that the treatment of mutual fund trusts will not be changed in a manner which adversely affects Trust Unitholders. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the Trust Units will cease to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds.

Investment Eligibility

The Trust will endeavour to ensure that the Trust Units continue to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and there is no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in AOG. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's primary assets will be the Notes, 10 3/8% Notes, Common Shares, the Royalty and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Income, the Properties acquired by AOG, and the Manager's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for Trust Unitholders to liquidate their investments. Notes or Redemption Notes which may be distributed *in specie* to Trust Unitholders in connection with a redemption will not be listed on any stock exchange and no established market is expected to develop for such Notes or Redemption Notes. Cash redemptions are subject to limitations. See "Additional Information Respecting Advantage Energy Income Fund - Redemption Right".

Unitholder Limited Liability

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with the Trust or its affairs or obligations and, in the event that a court determines that Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of the Trust's assets.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Trust Unitholders for claims against the Trust.

Permitted Investments

An investment in the Trust should be made with the understanding that the value of any Permitted Investments may fluctuate in accordance with changes in the financial condition of the issuers of the Permitted Investments, the value of similar securities, and other factors. For example, the prices of Canadian government securities, bankers' acceptances and commercial paper react to economic developments and changes in interest rates. Commercial paper is also subject to issuer credit risk. Other Permitted Investments in energy-related income trusts, companies and partnerships will be subject to the general risks of investing in equity securities. These include the risk that the financial condition of issuers may become impaired, or that the energy sector may suffer a market downturn. Securities markets in general are affected by a variety of factors, including governmental, environmental, and regulatory policies, inflation and interest rates, economic cycles, and global, regional and national events. The value of Trust Units could be affected by adverse changes in the market values of Permitted Investments.

Regulatory Matters

The Corporation's operations are subject to a variety of federal and provincial laws and regulations, including laws and regulations relating to the protection of the environment.

Kyoto Protocol

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require, upon ratification, nations to reduce their emissions of carbon dioxide and other greenhouse gases. In December 2002, the Government of Canada ratified and signed the Kyoto Protocol. As a result of the ratification of the Kyoto Protocol and the adoption of legislation or other regulatory initiatives designed to implement its objectives by the federal or provincial governments, reductions in greenhouse gases from crude oil and natural gas producers may be required which could result in, among other things, increased operating and capital expenditures for those producers (including the Trust) which may make certain production of crude oil and natural gas by those producers uneconomic resulting in reductions in such production. Until such legislation or other regulatory initiatives are finalized, the impact of the Kyoto Protocol and any such legislation adopted as a result of its ratification remains uncertain.

Conflicts of Interest

The directors and officers of the Corporation are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of the Corporation may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, neither the Trust nor AOG is aware of any existing or potential material conflicts of interest between the Trust and AOG and a director or officer of AOG. See also "Additional Information Respecting Advantage Investment Management Ltd. - Compensation and Term - Conflicts of Interest".

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of securities and interests of insiders in material transactions, where applicable, is contained in the Information Circular of the Trust dated April 17, 2003. Additional financial information is provided in Advantage's financial statements for the year ended December 31, 2002.

The Trust shall provide to any person, upon request to the Chief Financial Officer of the Corporation:

1. when the securities of the Trust are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus:

    (a) one copy of the Annual Information Form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

    (b) one copy of the comparative financial statements of Advantage for its most recently completed fiscal period for which financial statements have been filed, together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Trust that have been filed, if any, for any period after the end of its most recently completed financial year;

    (c) one copy of the Information Circular of the Trust in respect of its most recent annual and special meeting of Unitholders; and

    (d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and which are not required to be provided under items (a) to (c) above; or

2. at any other time, one copy of any documents referred to in items (1)(a), (b) and (c) above, provided that the Trust may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Trust.

For additional copies of this Annual Information Form and the materials listed in the preceding paragraphs, please contact:

Advantage Energy Income Fund
Suite 3100, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3H7
Phone: (403) 261-8810
Fax: (403) 262-0723

ADVANTAGE ENERGY INCOME FUND
Notice of Annual and Special Meeting of Unitholders

74

TO: THE UNITHOLDERS OF ADVANTAGE ENERGY INCOME FUND

TAKE NOTICE that an Annual and Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of Advantage Energy Income Fund (the "Trust") will be held at the Devonian Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on Wednesday, the 28th day of May, 2003, at 3:00 p.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2002 and the auditors' report thereon;
2. to appoint the Trustee of the Trust;
3. to select five (5) of the seven (7) directors of Advantage Oil & Gas Ltd.;
4. to appoint auditors of the Trust;
5. to consider, and if thought fit, pass a special resolution approving amendments to the Trust Indenture as more particularly described in the Trust's Information Circular - Proxy Statement dated April 17, 2003 (the "Information Circular") (the "Trust Indenture Amendment Resolution");
6. to consider, and if thought fit, approve a resolution approving the reservation and issuance of up to 1,500,000 trust units to or as directed by Advantage Investment Management Ltd. (the "Manager"), as payment (in lieu of cash) of the annual performance fee payable to the Manager, as more particularly described in the Information Circular;
7. to consider, and if thought fit, pass an ordinary resolution approving the issuance by the Trust, in one or more private placements, of such number of securities as would result in the Trust issuing, during the next 12 months, an amount of securities not exceeding 15,000,000 Trust Units, as more particularly described in the Information Circular, and subject to the receipt of all necessary regulatory approvals (the "Private Placement Resolution"); and
8. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on April 17, 2003 (the "Record Date"). Unitholders of record will be entitled to vote those Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta, this 17th day of April, 2003.

BY ORDER OF COMPUTERSHARE TRUST COMPANY OF CANADA, by ADVANTAGE OIL & GAS LTD.

(signed) Kelly I. Drader
President and Chief Executive Officer

75

ADVANTAGE ENERGY INCOME FUND

Information Circular - Proxy Statement

For the Annual and Special Meeting of Unitholders to be held on Wednesday, May 28th, 2003

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by Advantage Investment Management Ltd., the manager (the "Manager") of Advantage Energy Income Fund (the "Trust", the "Fund" or "Advantage"), for use at the Annual and Special Meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust (the "Meeting") to be held on the 28th day of May, 2003, at 3:00 p.m. (Calgary time) in the Devonian Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting.

Instruments of Proxy must be received by Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the "Trustee"), has fixed the record date for the Meeting at the close of business on April 17, 2003 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date, even though the Unitholder has since that time disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his/her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of Advantage Oil & Gas Ltd. ("AOG" or the "Corporation") and/or the Manager. Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders of the Trust do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co.

(the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically mails a scannable Voting Instruction Form in lieu of the Form of Proxy. Beneficial Unitholders are requested to complete and return the Voting Instruction Form forwarded to them by mail or facsimile. Alternatively, Beneficial Unitholders can call a toll-free telephone number or access ADP's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions and vote the Trust Units held by them. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. **A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP well in advance of the Meeting in order to have the Trust Units voted.**

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his/her officer or attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Manager at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the Manager of the Trust. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Manager, who will not be specifically remunerated therefore.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of the Trust Indenture dated April 17, 2001, as amended by the First Supplemental Indenture dated as of May 22, 2001, between the Trustee and Advantage Oil & Gas Ltd. and 687371 Alberta Ltd. as the settlor and as further amended and restated as of June 25, 2002 (collectively, the "Trust Indenture").

The Trust is authorized to issue an unlimited number of Trust Units. As at March 31, 2003, 28,778,979 Trust Units were issued and outstanding. The Corporation is also entitled to issue Special Voting Units. As at March 31, 2003, no Special Voting Units had been issued. As at March 31, 2003 the Corporation also has outstanding $47,312,000 principal amount of 10% convertible unsecured subordinated debentures (the "Debentures"). The Debentures are redeemable by Advantage at a price of $1,050 per Debenture after November 1, 2005 and on or before November 1, 2006, and at a price of $1,025 per Debenture after November 1, 2006 and before maturity on November 1, 2007, in each case plus accrued and unpaid interest thereon, if any. Each Debenture is convertible into Trust Units, at the option of the holder, any time prior to the close of business on the earlier of November 1, 2007 and the business day immediately preceding the date specified by the Trust for the redemption of the Debentures, at a conversion price of $13.30 per Trust Unit, subject to adjustment in certain events. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder. All votes on special resolutions shall be by a ballot and no demand for a ballot shall be necessary.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

To the best of the knowledge of the Trustee, the Manager, and the directors of AOG, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

The percentage of Trust Units of the Trust that are owned, directly or indirectly, by the directors and officers of AOG as a group is 5.8% (1,664,091 Trust Units). In addition, the directors and officers of AOG as a group own, directly or indirectly, $884,000 principal amount of Debentures, representing 1.9% of the issued and outstanding principal amount of the Debentures as at March 31, 2003.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of a meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days and notice is to be given at least 10 days prior to the date of the adjourned meeting.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting except for the Trust Indenture Amendment Resolution, which requires approval by a special resolution. A special resolution requires the approval of not less than 66 2/3% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting. In addition, the Toronto Stock Exchange ("TSX") has requested that disinterested Unitholder approval be obtained in connection with the resolution authorizing the issuance of Trust Units (in lieu of cash) for payment of the annual performance fee to or as directed by the Manager and accordingly the officers of AOG and their associates and the Manager, its affiliates, officers, directors and their associates will not be entitled to vote in respect of such ordinary resolution. The amendments to the Trust Indenture which are proposed for consideration at the Meeting are made subject to implementation at the discretion of the Board of Directors based upon such factors as the Board of Directors may consider relevant.

MATTERS TO BE ACTED UPON AT MEETING

1. Appointment of Trustee of the Trust

The Trust Indenture provides that the Unitholders at each annual meeting shall re-appoint the Trustee or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to re-appoint Computershare Trust Company of Canada ("Computershare") as trustee of the Trust to hold office until the end of the next annual meeting.

2. Selection of Directors of AOG

Pursuant to the terms of the shareholder agreement dated as of May 24, 2001, between the Manager, AOG and the Trustee, as trustee of the Trust (the "Shareholder Agreement"), it is provided that the Board of Directors of AOG is to consist of a minimum of five (5) and a maximum of nine (9) members and is initially to be set at seven (7) members. The Shareholder Agreement also provides that as long as the Manager is the manager of the Trust, it is entitled to designate two (2) of the members of the Board of Directors of AOG and the balance of the members of the Board of Directors of AOG are to be selected by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture and that following such meeting the Trustee shall elect the individuals so selected by the Unitholders to the Board of Directors of AOG. One of the directors so selected by the Unitholders will be the Chairman of the Board of Directors of AOG.

The five (5) nominees for selection as directors of AOG by Unitholders are as follows:

Ronald A. McIntosh
Roderick M. Myers
Steven Sharpe
Lamont C. Tolley
Rodger A. Tourigny

The names and municipalities of residence of the five (5) persons nominated for selection as directors of AOG by Unitholders; the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction; the offices held by each in AOG, the time served as director; and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Trust Units Beneficially Owned or Controlled(5)	Offices Held and Time as Director	Principal Occupation
Ronald A. McIntosh(2) Calgary, Alberta	11,260	Director since September 25, 1998	President and Chief Executive Officer of Navigo Energy Inc., a publicly traded oil and gas company
Roderick M. Myers(2)(3) Calgary, Alberta	255,151	Director since December 31, 1996	Independent businessman
Steven Sharpe(1)(3) Toronto, Ontario	1,925	Director since May 24, 2001	Managing Director of The EBS Corporation, a management and strategic consulting firm
Lamont C. Tolley(1) Calgary, Alberta	51,400	Non-Executive Chairman and Director since May 24, 2001	Independent businessman and President of Genex Energy Inc., a private oil and gas company
Rodger A. Tourigny(1)(2) Calgary, Alberta	22,850	Director since December 31, 1996	President of Tourigny Management Ltd., a private oil and gas consulting company

Notes:
(1) Member of Audit Committee.
(2) Member of Independent Reserve Evaluation Committee.
(3) Member of Human Resources, Compensation and Corporate Governance Committee.
(4) AOG does not have an executive committee of its Board of Directors.
(5) Each of the above-mentioned nominees owns 35,000 Trust Unit incentive rights. See "Remuneration of Directors of AOG". In addition, Messrs Tolley and McIntosh own $865,000 and $19,000 principal amount of Debentures, respectively.

As stated above, pursuant to the Shareholder Agreement, the Manager is entitled to designate two (2) of the members of the Board of Directors of AOG. The Manager intends to designate the following persons as members of the Board of Directors of AOG:

Kelly I. Drader
Gary F. Bourgeois

The names and municipalities of residence of Messrs Bourgeois and Drader; the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction; the offices held by each in AOG, the time served as director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Trust Units Beneficially Owned or Controlled	Offices Held and Time as Director	Principal Occupation
Kelly I. Drader Calgary, Alberta	398,961	President and Chief Executive Officer and Director since May 24, 2001	President and Chief Executive Officer of AOG and the Manager
Gary F. Bourgeois Toronto, Ontario	400,076	Vice President and Director since May 24, 2001	Vice President, Corporate Development of AOG and Vice President of the Manager

3. Appointment of Auditors of the Trust

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders. KPMG LLP have been the auditors of the Trust since July 25, 2002. Ernst & Young LLP were the previous auditors of the Trust from April 17, 2001 to July 25, 2002. Ernst & Young LLP were asked to tender their resignation and did so effective July 25, 2002. The Board of Directors of AOG approved the change of auditors. Attached as Schedule "A" to this Information Circular – Proxy Statement is a Notice of Change of Auditor as well as letters of response from both Ernst & Young LLP and KPMG LLP.

The Shareholder Agreement provides that the auditors of AOG will be the same as the auditors of the Trust.

Unitholders are hereby informed that AOG will pass a shareholders resolution in writing to elect each of the directors selected by the Unitholders and the Manager as directors of AOG and to appoint the auditors of the Trust as the auditors of AOG.

4. Trust Indenture Amendment Resolution

Management presented to the Board of Directors of AOG certain proposed amendments to the Trust Indenture and after considering such amendments the Board of Directors of AOG determined to place before the Unitholders a special resolution approving amendments to the Trust Indenture as follows:

Approvals Required by Regulatory Bodies

The Trust Indenture is proposed to be amended to clarify that the level of approval by Unitholders of matters required by regulatory authorities, such as pursuant to a rule, by-law or policy of a stock exchange or securities commission, is such level as may be stipulated in such rule, by-law or policy. For example, in certain cases there may be a requirement for approval by a disinterested majority of Unitholders.

Miscellaneous

The Trust Indenture will be amended to delete historical and irrelevant definitions and references, such as references to Search Energy Corp., the predecessor name of AOG and in certain other immaterial respects. In addition, certain definitions will be added or revised to reflect the creation of the non-voting shares of AOG on June 26, 2002 (as approved by unitholders on June 25, 2002), the issuance of the

10⅜% unsecured subordinated promissory notes of AOG and the note indenture with respect to same, which notes were issued in connection with the Debenture financing in October, 2002.

Special Resolution

At the Meeting, Unitholders will be asked to consider, and if deemed advisable, to approve the special resolution set forth in Schedule "B" (the "Trust Indenture Amendment Resolution") amending the Trust Indenture in the manner described above and as set forth in Schedule "B". The Board of Directors of AOG recommends that Unitholders approve the Trust Indenture Amendment Resolution.

5. Advance Unitholder Approval for Private Placements

The Trust from time to time investigates opportunities to raise financing on advantageous terms. While the Trust has no specific plans at this time, it may undertake one or more financings over the next year that may be structured as private placements. Under the rules of the TSX, the aggregate number of Trust Units of a listed issuer which are issued or made subject to issuance (i.e., issuable under a purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of Trust Units outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless Unitholder approval has been obtained for such transactions.

The application of the TSX 25% Rule may restrict the availability to the Trust of funds which it may wish to raise in the future by private placement of its securities.

The TSX will accept advance approval by Unitholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance Unitholder approval is given. Accordingly, the Trust wishes to present to Unitholders a proposal to proceed with additional private placements over the next twelve months in excess of the TSX 25% Rule.

As at March 31, 2003 the Trust had 28,778,980 Trust Units issued and outstanding. Accordingly, the Trust proposes that the maximum number of Trust Units which either would be issued or made subject to issuance under one or more private placements in the 12-month period commencing May 28, 2003 not exceed 15,000,000 Trust Units in the aggregate, or approximately 52%, of the Trust's issued and outstanding Trust Units.

Any private placement proceeded with by the Trust under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

1. it must be substantially with parties at arm's length to the Trust;

2. it cannot materially affect the control of the Trust;

3. it must be completed within a 12-month period following the date the Unitholder approval is given; and

4. it must comply with the private placement pricing rules of the TSX, which currently require that the issue price per Trust Unit must not be lower than the closing market price of the Trust Units on the TSX on the trading day prior to the date notice of the Private Placement is given to the TSX (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
$2.00 and above	15%

(for these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest price at which the securities are convertible by the holders thereof).

In any event, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control, in which case specific Unitholder approval may be required.

At the Meeting, Unitholders will be asked to consider the following ordinary resolution (the "Private Placement Resolution"):

"BE IT RESOLVED THAT the issuance by the Trust in one or more private placements during the 12-month period commencing May 28, 2003 of up to 15,000,000 Trust Units, as more particularly described in and subject to the restrictions described in the Trust's Information Circular - Proxy Statement dated April 17, 2003, be and is hereby approved."

In order to approve the ordinary resolution, a majority of the votes cast, in person or by proxy, at the Meeting on the Private Placement Resolution must be voted in favour thereof. In the event that the resolution is not passed, the TSX will not approve any private placements that result in the issuance or possible issuance of the number of Trust Units which exceed the TSX 25% Rule, without specific Unitholder approval. Such restriction could impede the Trust's timely access to required funds on favourable terms and thus affect the ability of the Trust to capitalize on opportunities that may arise.

6. Issuance of Trust Units (in lieu of cash) for Payment of Annual Performance Fee

As set forth under the heading "The Manager - Management Fees", in accordance with Section 3.1 of the management agreement (the "Management Agreement") entered into by the Manager, AOG and the Trustee, as trustee for and on behalf of the Trust, dated May 24, 2001, the Manager is entitled to an annual fee (the "Performance Fee") equal to 10% of the Total Return Amount (as defined in the Management Agreement) for the Return Period (in this case being January 1, 2003 to December 31, 2003). Pursuant to the Management Agreement, the Manager has the option of receiving all or part of its Performance Fee in Trust Units at the "Unit Market Price" which is defined in the Management Agreement as "the weighted average trading price per trust unit for such Trust Units for the 10 consecutive trading days immediately preceding such date (in the present case being December 31, 2003) and the 10 consecutive trading days from and including such date on the Toronto Stock Exchange...".

For the year ended December 31, 2002, the Performance Fee was $16,477,882 and the Manager elected, pursuant to the Management Agreement, that of such amount, $14,409,238 of the Performance Fee be payable in Trust Units, resulting in the issuance of 1,102,163 Trust Units.

The policies of the TSX dictate that the payment of the Performance Fee in Trust Units is considered to be a "share compensation arrangement" and, accordingly, the TSX has required that the payment in Trust Units of any Performance Fee earned by the Manager be approved by a majority of the disinterested unitholders of the Trust.

The TSX has also required that a fixed number of trust units be approved pursuant to such resolution. In that regard, the Board of Directors of AOG has determined to fix the number of Trust Units that may be issued pursuant to the Performance Fee for the 2003 year to not exceed 1,500,000 Trust Units. This figure represents an upper limit, and the actual number of Trust Units that may be issued will be dependent upon the aggregate Performance Fee earned and the Unit Market Price. In addition, the Manager will have had to have elected to receive its Performance Fee in Trust Units. AOG has encouraged the Manager to elect to receive its Performance Fees in Trust Units as the Board of Directors of AOG believes that payment of such Performance Fees in Trust Units (as opposed to cash) better aligns the interests of the Manager with the interest of the unitholders.

Accordingly, the Board of Directors of AOG have reserved an aggregate of up to 1,500,000 Trust Units for issuance to the Manager as payment for the Performance Fee, subject to regulatory and unitholder approval. The conditional approval of the TSX for the listing and issuance of up to 1,500,000 Trust Units to or as directed by the Manager was expressly given on the basis that the issuance of the Trust Units would be approved by a disinterested vote of unitholders. A disinterested vote of unitholders requires the approval of the majority of votes cast, in person or by proxy, at the Meeting, by other than the Manager, its officers, directors and their affiliates and associates and officers of AOG and their associates (the "Interested Persons"). As at March 31, 2003, Interested Persons had direct or indirect beneficial ownership of, or control or direction over 1,321,505 Trust Units. As a result, the Trust Units held by the Interested Persons will not be voted at the Meeting in relation to this matter.

At the Meeting, unitholders other than the Interested Persons will be asked to consider, and, if thought fit, to pass an ordinary resolution as follows:

> "BE IT RESOLVED THAT the issuance of up to 1,500,000 Trust Units to or as directed by Advantage Investment Management Ltd. (the "Manager") in satisfaction of the annual performance fee earned or to be earned by the Manager pursuant to the terms of the Management Agreement, be approved."

The principal reason for the issuance of Trust Units to the Manager is to align the economic interests of the Manager with the interests of the unitholders. If the issuance of the Trust Units is not approved, the Trust and AOG will have to satisfy payment of any annual Performance Fee earned in 2003 by a cash payment to or as directed by the Manager, which may result in a reduction of the aggregate sum of distributions to unitholders or an increase in the debt of the Trust.

EXECUTIVE COMPENSATION

Cash and Other Compensation

The information provided below relates to remuneration paid to the Corporation's Chief Executive Officer and each of the Corporation's five most highly compensated executive officers during the financial period from May 24, 2001 to December 31, 2001 and for the year ended December 31, 2002 (the "Named Executive Officers"). All figures are in Canadian dollars unless indicated otherwise.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Period or Year Ended Dec. 31	Salary ($)	Bonus ($)	Other Annual Compensa tion	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Kelly I. Drader President and Chief Executive Officer	2002 2001	202,140 105,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Patrick J. Cairns Senior Vice President	2002 2001	174,065 90,417	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Jeffrey P. Jongmans(3) (former) Vice President, Finance and Chief Financial Officer	2002 2001	140,375 72,917	15,162(1) 33,000(2)	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Gary Bourgeois Vice President, Corporate Development	2002 2001	140,375 72,917	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Toshiyuko Takahashi Vice President, Exploitation	2002 2001	140,375 72,917	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Rick Mazurkewich Vice President, Operations	2002 2001	140,375 70,417	35,026(1) 36,000(2)	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Notes:

(1) Represents amounts allocated to Messrs Jongmans and Mazurkewich pursuant to the quarterly Operating Fee payable to the Manager as further distributed to the employees of AOG. See "Management Agreement - Management Fees". Messrs Jongmans and Mazurkewich also received a percentage of the Performance Fee allocated to employees of AOG. For services rendered during 2002, Messrs Jongmans and Mazurkewich were allocated $660,947 and $775,250, respectively, which amount was payable in Trust Units after reduction for the applicable statutory withholdings.

(2) $19,500 of the bonus amount paid to each individual was funded by Management Fees allocated by the Manager to employees of AOG for such purpose. See "Management Agreement - Management Fees".

(3) Mr. Jongmans resigned as Vice President, Finance and Chief Financial Officer of AOG effective January 15, 2003.

(4) During 2002 there were six executive officers of AOG. In respect of the financial period ended December 31, 2002, the six executive officers received, in the aggregate, cash remuneration of $987,893, exclusive of amounts received as management fees. See Notes (1) and (2) above and "Management Agreement – Management Fees".

(5) Certain officers indirectly hold economic interests in the Manager and, accordingly, receive an indirect benefit through amounts paid to the Manager. See "Management Agreement - Management Fees".

Management Agreement

The Trustee, as trustee for and on behalf of the Trust, the Manager and AOG entered into the Management Agreement, pursuant to which AOG and the Trust engaged Advantage Investment Management Ltd. as manager of the Trust and AOG.

The Manager

The offices of the Manager are located at Suite 3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y6. The name, municipality of residence, positions held and principal occupation of each director and senior officer of the Manager are set forth below:

Name and Municipality of Residence	Position with AOG and/or the Manager	Principal Occupation
Kelly I. Drader Calgary, Alberta	Director, President and Chief Executive Officer of AOG and the Manager	President and Chief Executive Officer of AOG
Gary Bourgeois Toronto, Ontario	Director, Vice President, Corporate Development of AOG and Director and Vice President of the Manager	Vice President, Corporate Development of AOG
Patrick J. Cairns Calgary, Alberta	Senior Vice President of AOG and Director and Vice President of the Manager	Senior Vice President of AOG
Toshiyuki Takahashi Calgary, Alberta	Vice President, Exploitation of AOG and Director and Vice President of the Manager	Vice President, Exploitation of AOG

In addition to salaries received in their capacities as executive officers of AOG, Messrs Drader, Bourgeois, Cairns and Takahashi also indirectly receive management fees in their capacities as shareholders of the Manager.

Management Fees

In its role under the Management Agreement as manager and administrator of AOG and the Trust, the Manager receives the following fees:

(a) a fee (the "Operating Fee") in an amount equal to 1.5% of Operating Cash Flow (as defined in the Management Agreement), such amount to be calculated as at the end of each calendar quarter or portion thereof if applicable and paid on the 15th day following any such calendar quarter or if such day is not a business day, on the next business day; and

(b) a Performance Fee equal to 10% of the Total Return Amount (which means in respect of any Return Period an amount equal to the Total Return Percentage (as defined in the Management Agreement) minus 8% if the Return Period (as defined in the Management Agreement) is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization (as defined in the Management Agreement) for that Return Period), such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period or if such day is not a business day, on the next business day.

In addition, the Manager has the option (subject to any necessary regulatory approval) to elect to receive all or part of the Performance Fee in Trust Units at the Unit Market Price calculated as at the end of the relevant period. For the year ended December 31, 2002, the Performance Fee payable to the Manager and employees of AOG totalled an aggregate of $16,477,882 and the Operating Fee totalled $930,115. In respect of the Performance Fee, the Manager elected that $14,409,238 of the Performance Fee be payable in Trust Units, resulting in the issuance of 1,102,163 Trust Units to the Manager and the employees of AOG. In accordance with the terms of the Management Agreement, $5,492,078 of the $16,477,882 Performance Fee and $325,999 of the $930,115 Operating Fee was allocated to the employees of AOG with the balance allocated to the Manager.

The Manager's representatives who act as employees or officers of AOG are entitled to participate in any benefit plans put in place for AOG employees (including under any incentive plan) by AOG, and are entitled to industry competitive salaries (as approved by the Board of Directors of AOG)

for acting in such capacity. For the period ended December 31, 2002, representatives of the Manager who acted as employees or officers of AOG received an aggregate of $656,955 in salary and benefits.

The Manager does not receive any acquisition or disposition fees.

The Operating Fee and Performance Fee referred to in (a) and (b) above (collectively, the "Management Fees") have funded all employee bonuses and incentive plans and have, to date (including fees earned in 2002), been allocated by the Manager on the following basis:

the Manager's Shareholders	66 2/3%
Employees of AOG	33 1/3%

The allocation of the Management Fees and the Termination Fees (as defined below) amongst the employees of AOG have been distributed based upon the recommendations of the Manager as approved by the Board of Directors of AOG.

Term and Termination

The initial term (the "Initial Term") of the Management Agreement is 3 years, and on each anniversary date of the Management Agreement it automatically renews on an "evergreen" basis for additional one-year periods, provided that the Board of Directors of AOG has not given notice to the Manager prior to any such renewal that such renewal shall not occur. In all instances of termination (except where the Management Agreement terminates at the end of the Initial Term), a termination fee (the "Initial Termination Fee") equal to the Management Fees paid for the immediately-prior two years shall be payable. Upon completion of the Initial Term, in all instances of termination (except where the Management Agreement terminates at the end of a Renewal Term), a termination fee ("Subsequent Termination Fee") equal to the Management Fees paid for the immediately-prior 2½ years shall be payable. In no instance shall the Manager be entitled to both the Initial Termination Fee and the Subsequent Termination Fee (collectively referred to herein as the "Termination Fees"). Notwithstanding the foregoing, if, during the Initial Term, Kelly Drader (or an alternative individual with comparable skill and experience who is acceptable to the Board of Directors of AOG) no longer provides all or substantially all of his work time to AOG and the Trust, the Management Agreement can be terminated by AOG and the Trust and the Manager will not be entitled to any Termination Fees.

In addition, the Manager will be entitled to receive any unpaid fees that have accrued prior to termination and to reimbursement by the Trust and AOG of general and administrative costs and expenses related to the Manager's performance under the Management Agreement, other than costs related solely to the Manager and costs related to employee bonuses and incentive plans.

Report on Executive Compensation

The Human Resources, Compensation and Corporate Governance Committee is comprised of Messrs Sharpe (Chair) and Myers and is charged with, among other things, a periodic review and recommendation of compensation of the executive officers of the Corporation.

The compensation paid to the Manager in respect of the management and administration of Advantage and the Corporation is fixed by contract. The Management Agreement also requires that certain employees of the Manager become employees and executive officers of AOG and receive equivalent employee benefits to those received by AOG's executive officers and receive industry-competitive salaries as approved by the Board of Directors, from time to time, while they hold such positions during the term of the Management Agreement.

To date, the Corporation's current compensation plan for its executive officers has consisted of a base salary and bonuses. As the Management Agreement requires that those employees of the Manager who also serve as executive officers of the Corporation receive industry-competitive salaries, the Human Resources, Compensation and Corporate Governance Committee, when making such salary determinations, takes into consideration individual salaries paid to executives of other issuers of comparable size within the oil and gas industry. Such information is obtained from independent consultants who regularly review compensation practices in Canada.

Advantage has not adopted a formal bonus plan. Bonuses paid to executive officers to date have been based upon recommendations made by the Corporation's Chief Executive Officer to the Human Resources, Compensation and Corporate Governance Committee which, after review and consideration, makes a further recommendation to the Board of Directors for approval. Bonuses paid to executive officers will be paid out of the Management Fees otherwise payable to the Manager. Under the Management Agreement, the Manager is entitled to receive reimbursement for its general and administrative costs, however, employee bonuses and other amounts paid to employees under incentive plans are not reimbursable.

The foregoing report is respectfully submitted to Unitholders by the Human Resources, Compensation and Corporate Governance Committee:

Steven Sharpe (Chair)
Roderick M. Myers

PERFORMANCE CHART

The closing price of the Trust Units on the TSX on their first day of trading on May 29, 2001 was $12.50. The closing price of the Trust Units on the TSX on December 31, 2001 was $8.12 and on December 31, 2002 was $13.00. During 2001 and 2002, monthly cash distributions were paid to Unitholders of record in the following amounts:

For the 2001 Period Ended	Distributions per Unit	Payment Date
June 30	$0.28	July 16, 2001
July 31	0.28	August 15, 2001
August 31	0.22	September 17, 2001
September 30	0.22	October 15, 2001
October 31	0.15	November 15, 2001
November 30	0.15	December 17, 2001
December 31	0.15	January 15, 2002
Total:	**$1.45**	

For the 2002 Period Ended	Distributions per Unit	Payment Date
January 31	$0.15	February 15, 2002
February 28	0.13	March 15, 2002
March 31	0.13	April 15, 2002
April 30	0.13	May 15, 2002
May 31	0.13	June 17, 2002
June 30	0.13	July 15, 2002
July 31	0.13	August 15, 2002
August 31	0.13	September 16, 2002
September 30	0.13	October 15, 2002
October 31	0.18	November 15, 2002
November 30	0.18	December 16, 2002
December 31	0.18	January 15, 2003
Total:	**$1.73**	

During the first quarter of 2003, monthly cash distributions were paid to Unitholders of record in the following amounts:

For the 2003 Period Ended	Distributions per Unit	Payment Date
January 31	$0.18	February 18, 2003
February 28	0.23	March 17, 2003
March 31	0.23	April 15, 2003
Total:	**$0.64**	

The following graph illustrates changes from May 29, 2001 to December 31, 2002, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the TSX 300 Composite Index and the TSX Oil & Gas Producers Index, with all dividends and distributions reinvested.[1]


120
110
100
90
80
70
May 29, 2001
Dec 31, 2001
Dec 31, 2002
Advantage Unitholder Total Return
TSX 300 Total Return Index
TSX Oil & Gas Producers Index
S&P/TSX Canadian Energy Trust Total Return Index

	2001/05/29	2001/12/31	2002/12/31
Advantage Energy Income Fund Unitholder Total Return	100	77	118
TSX 300 Total Return Index	100	94	82
TSX Oil & Gas Producers Index	100	91	105
S&P/TSX Canadian Energy Trust Total Return Index	100	88	105

Note:

(1) The Advantage Energy Income Fund Unitholder Return incorporates the actual cash distributions declared prior to December 31, 2001 and December 31, 2002, respectively.

CORPORATE GOVERNANCE

General

In 1995, the TSX adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. The TSX has prescribed that all issuers listed on the TSX must now annually disclose their approach to corporate governance with specific reference to each of the Guidelines. During 2002, the TSX issued further proposed guidelines (the "Proposed Guidelines") and encouraged listed companies to review and consider voluntarily providing the suggested information in order to enhance the quality of their disclosure. The Trust has reviewed the Proposed Guidelines and, where deemed appropriate, has amended its internal policies, mandates and terms of reference of its committees to comply with the Proposed Guidelines.

Set out in Schedule "C" attached hereto is a description of the Trust's corporate governance practices, which have been established with reference to the terms of the Trust Indenture, Shareholder Agreement and Management Agreement. As a result of these contractual obligations and the structure of the Trust, in some cases compliance with the Guidelines and Proposed Guidelines is or could be inconsistent with the terms of the Trust Indenture, Shareholders Agreement and Management Agreement. However, management and the Board of Directors of AOG believe that, where practical, their approach to corporate governance is substantially consistent with the Guidelines and Proposed Guidelines in an effort to adopt a "best practices" approach to corporate governance matters.

REMUNERATION OF DIRECTORS OF AOG

The Chairman of AOG was paid an annual retainer of $15,000 and $1,000 per meeting or committee meeting attended ($750 per conference call meeting), plus expenses of attending such meetings during 2002. Each of the other directors of AOG, with the exception of those who are employees of AOG and the Manager, received an annual retainer of $10,000 and $1,000 per meeting or committee meeting attended ($750 per conference call meeting), plus expenses of attending such meetings. In the fiscal period of the Trust ended December 31, 2002, a total of $138,598 in fees were paid to the independent directors of AOG.

In addition to the aforementioned fees, the five independent directors of AOG each received 35,000 Trust Unit incentive rights (the "Rights") on August 16, 2002. The Rights were granted pursuant to the Trust's Trust Unit Rights Incentive Plan (the "Plan") and are exercisable for a period of four years from the date of grant at an initial exercise price (the "Initial Exercise Price") of $11.38 per Trust Unit (being the closing market price of the Trust Units on the TSX on the day prior to grant). The Plan allows for decrease in the exercise price of the Rights over time based upon distributions made by the Trust to unitholders. While Rights are outstanding, the holder of the Rights is entitled to receive the benefit of such distributions by way of a decreased exercise price in amounts equal to the distributions made during such period (such decrease price being referred to as the "Revised Exercise Price"). The Plan provides that the holder of the Rights may elect to exercise the Rights at either the Initial Exercise Price or the Revised Exercise Price. A maximum of 250,000 Trust Units may be issued under the Plan, of which 175,000 Rights have been issued to date, none of which having been exercised.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

There is not, and has not been, any indebtedness outstanding from directors or officers of AOG or directors or senior officers of the Manager or, in each case, their respective known associates and affiliates, or the Trustee or its affiliates to the Trust or AOG at any time since January 1, 2002.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of directors of AOG or directors and senior officers of the Manager, nominees for director of AOG, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any known associate or affiliate of such persons in any transaction during 2002 or in any proposed transaction which has materially affected or would materially affect the Trust or AOG other than (i) certain insiders purchasing Trust Units or Debentures under the public offerings of such securities completed during 2002, and (ii) as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

The Manager is not aware of any material interest of any director or nominee for director of AOG or of any director or officer of the Manager, or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting, except as disclosed herein.

OTHER MATTERS

The Manager knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

The Trust will provide, without charge to a unitholder, a copy of the latest annual information form and any documents incorporated therein by reference, the 2002 annual report to unitholders containing comparative financial statements for 2002 together with the auditors' report thereon and management's discussion and analysis, interim financial statements for subsequent periods, and this information circular, upon request to the Chief Financial Officer, Advantage Energy Income Fund, 3100, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7. If you wish, this information may also be accessed on our website (www.advantageincome.com).

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board of Directors of AOG on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED April 17, 2003

ADVANTAGE ENERGY INCOME FUND
By: Advantage Oil & Gas Ltd.

(signed) Kelly I. Drader
President and
Chief Executive Officer

(signed) Peter Hanrahan
Chief Financial Officer

SCHEDULE "A"

ADVANTAGE
ENERGY INCOME FUND

700, 400 – 5th Avenue SW
Calgary, AB T2P 0L6
T: 403-261-8810 F: 403-262-0723

TO: The Securities Commission or Similar Regulatory Authority in each of the Provinces of Canada
KPMG LLP, Chartered Accountants
Ernst & Young LLP, Chartered Accountants

Re: Notice of Change of Auditor – National Policy No. 31

Please be advised that Ernst & Young LLP was asked to tender its resignation, and subsequently tendered said resignation (the "Resignation"), as the auditor of Advantage Energy Income Fund (the "Trust") effective July 25, 2002 (the "Resignation Date"). KPMG LLP has been appointed as the successor auditor of the Trust effective as of the Resignation Date for the unexpired period of Ernst & Young LLP's term.

In this regard, the Trust advises that:

(a) in the opinion of the Trust, no "reportable events" (as defined in National Policy No. 31 of the Canadian Securities Administrators) have occurred in connection with the audits of any of the Trust's completed fiscal years or for any period subsequent to the most recently completed fiscal period for which an audit report was issued and which precedes the Resignation Date;

(b) there have been no reservations contained in the auditor's reports issued in respect of any of the Trust's completed fiscal years or any period subsequent to the most recently completed period for which an audit report was issued and which precedes the Resignation Date; and

(c) the Resignation and the recommendation to appoint KPMG LLP as the Trust's successor auditor was considered and approved by both the audit committee and the independent members of the board of directors (the "Board") of Advantage Oil & Gas Ltd. The Board is of the view that the change of auditors is in the best interest of the Trust given the significant experience that KPMG LLP has obtained auditing other trusts operating in the oil and gas sector.

The Trust hereby requests that Ernst & Young LLP and KPMG LLP respond to this Notice by letter addressed to the relevant securities administrators in accordance with National Policy No. 31.

DATED this 31st day of July, 2002.

ADVANTAGE ENERGY INCOME FUND
By: Advantage Oil & Gas Ltd.

"Jeffrey Jongmans"

Per:______________________________
Jeffrey P. Jongmans
Vice-President, Finance and Chief Financial Officer

ERNST & YOUNG

- Ernst & Young LLP
  Chartered Accountants
  [illegible]
  [illegible]
  [illegible]

- Phone [illegible]
  Fax [illegible]

July 31, 2002

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland

Dear Sirs/Mesdames:

Re: Advantage Energy Income Fund – Notice of Change of Auditors

In accordance with National Policy Statement No. 31 of the Canadian Securities Administration, we hereby confirm that we have reviewed the July 31, 2002 Notice of Change of Auditors of Advantage Energy Income Fund and we agree with the information contained therein based upon our knowledge of the information at this time.

Yours truly,

signed "Ernst & Young LLP"

Chartered Accountants

c: KPMG LLP
Chartered Accountants

KPMG LLP
Chartered Accountants
1200 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

The Securities Commission or Similar Regulatory Authority in each of the Provinces of Canada

Dear Sirs

Change of Auditor – Advantage Energy Income Fund

We have read the Notice and are in agreement with the statements contained in such Notice.

Yours very truly

KPMG LLP

Chartered Accountants
Calgary, Canada
August 2, 2002

JG/lem

G:\055971\0026\Info Circ 09.doc

SCHEDULE "B"
"TRUST INDENTURE AMENDMENT RESOLUTION"

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Trust Indenture be amended as follows:

(a) Section 19.1 be amended by deleting its current text and replacing it with the following:

19.1 Continued Listing

The Trustee hereby appoints AOG as its agent and AOG hereby covenants to the Trustee and agrees that it shall, at the cost and expense of the Trust, take all steps and actions and do all things that may be required to obtain and maintain the listing and posting for trading of the Trust Units on the Toronto Stock Exchange and to maintain its status as a "reporting issuer" not in default of the securities legislation and regulations of each of the provinces of Canada. In the performance of its agency hereunder, and notwithstanding any other provision of this Indenture, AOG may obtain the consent or approval of Unitholders required by any regulatory body, including the Toronto Stock Exchange, by a majority or higher percentage of Trust Units represented at a meeting, and without including the votes of interested Unitholders, or other Unitholders, all as may be stipulated by the regulatory body requesting such consent or approval.;

(b) by the deletion of the words: Search Energy and Search Energy Corp. where appropriate in the Trust Indenture and replacing it with AOG and Advantage Oil & Gas Ltd., respectively as appropriate and by deleting, amending or adding any consequential language and generally updating the Trust Indenture to delete or amend references to historical matters;

(c) by adding the following terms to the definitions set forth in Section 1.1 of the Trust Indenture:

(i) "Non-Voting Shares" means the non-voting common shares in the capital of AOG;

(ii) "10⅜% Notes" means the 10⅜% unsecured subordinated promissory notes of AOG issued on October 18, 2002 to the Trust;

(iii) "10⅜% Note Indenture" means the trust indenture providing for the issuance of the 10⅜% Notes dated October 18, 2002, as amended by the First Supplemental Note Indenture dated as of the same date and made between AOG and Computershare Trust Company of Canada, as Trustee;

(d) by amending the definition of "Distributable Income" to specifically reference the 10⅜% Notes and the Non-Voting Shares in subsections 1.1(s)(iii) and (iv), respectively;

(e) by amending the definition of "Material Contracts" in subsection 1.1(ee) of the Trust Indenture to include a reference to the 10⅜% Note Indenture;

(f) by otherwise amending the Trust Indenture to make reference to the 10⅜% Notes, the 10⅜% Note Indenture and the Non-Voting Shares where appropriate and by deleting, amending or adding any consequential language.

2. Subject to the implementation of this special resolution as set forth in paragraph no. 4 below, this special resolution shall be effective as of the date of its approval by the Unitholders.

3. The proper officers of Advantage Oil & Gas Ltd. ("AOG") and/or the Trustee, on behalf of the Trust, be and they are hereby authorized and directed to execute, deliver and file all such documents and other instruments and to otherwise do and perform all such acts and things as they determine to be necessary or desirable for the implementation of this special resolution, at such times as they may determine, provided that the directors of AOG may, in their discretion and without further approval of the Unitholders, revoke and rescind this special resolution or any of the amendments to the Trust Indenture contemplated therein before it is acted upon.

SCHEDULE "C"

Advantage TSX Corporate Governance Guidelines Compliance Table

GUIDELINES	COMPLIANCE	COMMENTS
1. The Board should explicitly assume responsibility for the stewardship of Advantage, including:		
(a) the adoption of a strategic planning process;	Yes	The Board has recently adopted a formal mandate (the "Mandate") which sets out its stewardship responsibilities, including matters related to strategic planning. Historically, strategic planning has occurred at the Board level through the annual budget process, quarterly updates and review of acquisitions and other opportunities that arise from time to time where the Board considers the suitability of such opportunities and the long term strategy for Advantage.
(b) the identification of the principal risks of Advantage's business and the implementation of appropriate systems to manage these risks;	Yes	Directly and through the Audit Committee, the Board monitors and receives periodic reports respecting operations, internal controls and business risks from management and the external auditors. The Mandate of the Board calls for the identification of the principal strategic and operational opportunities and risks of Advantage's business and the taking of reasonable steps to ensure the implementation of appropriate systems to manage such risks. In addition, the Independent Reserve Evaluation Committee reviews the Corporation's environmental, health and safety management system, and through the Corporation's Vice President, Operations, monitors its operation. The same committee reviews the reserve evaluation report prepared by an independent reservoir engineering firm, meets with both the independent engineer and management and is to be apprised of any major changes or potential future changes to reserves. Furthermore, the Board as a whole has implemented a revenue protection program with management regularly reporting to the Board with respect to hedging and other revenue protection strategies.
(c) succession planning, including appointing, training and monitoring senior management;	Yes	The Board is responsible for the stewardship of Advantage through consultation with management of AOG and the Manager. The President and Chief Executive Officer is instrumental in succession planning, including the training, monitoring and appointing of senior management. In addition, the Human Resources, Compensation and Corporate Governance Committee reviews the compensation paid to management at least annually and makes recommendations to the Board regarding appointments of corporate officers and senior management.
(d) Advantage's communications policy; and	Yes	Advantage has recently adopted a disclosure, confidentiality and trading policy (the "Disclosure Policy") which is intended to, among other things, establish procedures which (i) permit disclosure of information about Advantage to the public in a timely manner; (ii) ensure that non-publicly disclosed information remains confidential; (iii) address how Advantage interacts with analysts and the public; and (iv) contains measures for Advantage to avoid selective disclosure. The adoption of such Disclosure Policy and

GUIDELINES	COMPLIANCE	COMMENTS
		procedures was implemented for the purposes of ensuring sound disclosure practices and maintaining investor confidence as well as complying with National Policy 51-201 "Disclosure Standards", securities laws and the Toronto Stock Exchange's rules on disclosure and trading. The Disclosure Policy provides that such policy is to be reviewed annually and based on the results of the review may be revised accordingly. Furthermore, Advantage is required to send annual and quarterly disclosure documents and financial statements to registered unitholders and, as well, issue press releases with respect to material events for the Trust. The Board or individual members generally approve all of Advantage's major compliance and communication documents, including annual and quarterly reports, financing documents, press releases, and other disclosure documents. In addition, Advantage has delegated the responsibility for direct shareholder communications to the Corporation's Vice President, Corporate Development, who is available to unitholders and the investment community to discuss Advantage's business and operations. Inquiries may be directed to Advantage's investors' relations line at (416) 945-6636.
(e) the integrity of Advantage's internal control and management information systems.	Yes	The Board, through its committees, has established an effective system for monitoring internal controls and management information systems. The following committees are responsible for reviewing and advising the Board in the noted areas: *Human Resources, Compensation and Corporate Governance Committee*: Board committee mandates, engagement of special advisors, annual statement of corporate commercial practices, Board composition and independence, Board size and nomination of candidates, orientation and education programs for new directors, appointments of senior management, amendments to the management agreement, employment, remuneration and incentive plans *Audit Committee*: financial reporting, disclosure, compliance with GAAP, internal/external audit functions, oversight of financing plans and internal control systems and review of tax pools; approval of non-audit or non-tax mandates by external auditors *Independent Reserve Evaluation Committee*: reviews reserves and future net revenue, price forecasts, compliance with environmental and safety regulation, environment and safety policies and emergency response plans. In addition, the Board has adopted a revenue protection plan to review and implement hedging and derivatives policies and transactions. Finally, Advantage is currently in the process of preparing an overall formal code of business ethics to govern the behaviour of its directors, officers, employees and other service providers. It is intended that the formal code will incorporate and enhance a number of existing

GUIDELINES	COMPLIANCE	COMMENTS
		Advantage policies that deal with such matters.
2. The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	Five of the seven current members of the Board are unrelated directors.
3. The analysis of the application of the principles supporting the conclusion in paragraph 2 above.	Yes	Of the seven members of the Board, only two are members of management. The remaining five members of the Board are independent of management and are free from any interest and any business or other relationship (other than interests and relationships arising from unit and debenture holdings, which unit and debenture holdings are not significant) which could, or could reasonably be perceived to, materially interfere with such directors' ability to act in the best interests of Advantage.
4. The Board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	Yes	The Human Resources, Compensation and Corporate Governance Committee is responsible for proposing new nominees to the Board and for assessing directors on an ongoing basis. Such committee is comprised of outside, unrelated directors.
5. The Board should implement a process to be carried out by the Nominating Committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	Yes	The Human Resources, Compensation and Corporate Governance Committee has been assigned the responsibility of assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. Furthermore, the Board monitors the effectiveness of individual directors and committees of the Boards by addressing any concerns at Board meetings. Board members are free to raise effectiveness issues. In addition, the Board has recently implemented the use of an annual evaluation process whereby members of the Board will be required to complete an evaluation form on an annual basis whereby, among other things, they review the effectiveness of the Board as a whole, its committees and its individual members.
6. The existence of an orientation and education program for new recruits to the Board.	See Comments	There is no formal education and orientation program for new Board members. All current members of the Board have extensive experience serving on boards of public entities. Management of the Corporation and the Manager are available to Board members if specific information is requested. Given that new directors will be added infrequently, no formal orientation program is felt to be necessary at this time, however, if such need does arise, implementation of such a program for new recruits to the Board is the responsibility of the Human Resources, Compensation and Corporate Governance Committee.
7. The size of the Board and the impact of the number of directors upon the Board's effectiveness.	Yes	The Shareholder Agreement prescribes that the Board shall consist of a minimum of five members and a maximum of nine members, with the initial number being set at seven members. The Board is comprised of seven directors, which the Board believes is large enough to permit a diversity of views and to staff the various committees of the Board without being too large to detract from the Board's efficiency and effectiveness. Each of the members of the Board has extensive and diverse business and public company

GUIDELINES	COMPLIANCE	COMMENTS
		experience with six of seven directors having substantial experience in the oil and gas industry. In addition, three of the seven directors have extensive experience in the income fund and royalty trust sector. Finally, the Human Resources, Compensation and Corporate Governance Committee has the responsibility of assessing the effectiveness of the Board, including considering the appropriate size of the Board.
8. The adequacy and form of the compensation of directors should realistically reflect the responsibilities and risk involved in being an effective director.	Yes	Outside directors are compensated by fees and trust unit rights issued under the Trust Unit Rights Incentive Plan. Compensation levels are reviewed periodically by the Human Resources, Compensation and Corporate Governance Committee (with reference to compensation surveys and other industry data), which committee makes recommendations to the Board. Directors' liability insurance is provided. The Human Resources, Compensation and Corporate Governance Committee and the Board believe that the compensation currently offered to directors (including the recently adopted Trust Units Rights Incentive Plan) adequately reflects the responsibilities and risk assumed by each member.
9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.	Yes	All committees of the Board are composed of outside, unrelated directors.
10. The Board's responsibility for (or a committee of the Board's general responsibility for) developing Advantage's approach to governance issues.	Yes	The Board believes that its approach to corporate governance practices is substantially consistent with the Guidelines. The Human Resources, Compensation and Corporate Governance Committee is responsible for preparing and recommending to the Board annually the statement of corporate governance practices and for dealing with other corporate governance matters.
11. The Board has developed:		
(a) position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities; and	Yes	The Board is responsible for the stewardship of Advantage through consultation with management of AOG and the Manager, and generally directs the business and affairs of the Trust. The Management Agreement, Trust Indenture and Shareholders' Agreement provide for specific delegation of certain duties and responsibilities amongst the Manager, management of AOG and the Board of Directors, with the Board of Directors retaining a supervisory role and specific authority relating to significant operational and other decisions. In addition, the Management Agreement provides that the Manager agrees to make Kelly Drader available for performance of the services to be performed to the Trust and AOG and, Mr. Drader will, during the Initial Term, commit substantially all of his work time on an annual basis to the Trust and AOG in performing the executive functions and services defined in the Management Agreement and in acting as AOG's President and Chief Executive Officer.
(b) the corporate objectives for which the CEO is responsible for meeting.	Yes	The Chief Executive Officer, together with senior management, implements the corporate objectives developed with the Board while operating within the parameters of the Trust Indenture, Management Agreement and Mandate of the Board.

GUIDELINES	COMPLIANCE	COMMENTS
12. The appropriate structures and procedures to ensure that the Board can function independently of management.	Yes	The Shareholder Agreement prescribes that as long as the Manager is a party to the Management Agreement, it is entitled to designate two members to the Board with the balance of the members being selected by a vote of Unitholders. One of the directors so selected by the Unitholders must be the Chairman of the Board and a majority of the Board must not be officers, employees or consultants of the Corporation, the Manager or any of their respective affiliates. In addition, committees of the Board must, in all cases, be comprised of a majority of directors selected by the Unitholders. Accordingly, the majority of the Board and its committees will always be independent of Management. In addition, the Board may meet independently of Management whenever it is required.
13. (a) The Audit Committee of the Board should be composed only of outside directors.	Yes	The Audit Committee consists of Messrs. Tourigny (Chair), Tolley and Sharpe, all of whom are outside directors. Mr. Tourigny is a chartered accountant and all of the members of the Committee qualify as having either "accounting or related financial expertise" or the requisite "financial literacy" suggested by the Proposed Guidelines.
(b) The roles and responsibilities of the Audit Committee should be specifically defined.	Yes	The Audit Committee has adopted a specific charter which defines it's role and responsibilities.
(c) The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	Yes	The Audit Committee (i) reviews with Advantage's auditors and with management Advantage's accounting principles, policies and practices; (ii) reviews Advantage's audited consolidated financial statements with the auditors prior to their submission to the Board for approval; and (iii) reviews with the auditors the adequacy of Advantage's accounting, financial and operating controls.
(d) The Audit Committee's duties should include oversight responsibility for management reporting on internal controls and should ensure that management has designed and implemented an effective system of internal controls.	Yes	The Audit Committee reviews and endorses the scope and adequacy of management's internal audit program and reporting, and the results of the internal audit activities.
14. The existence of a system which enables an individual director to engage an outside advisor at the expense of Advantage in appropriate circumstances, subject to the approval of an appropriate committee of the Board.	Yes	A director or a group of directors may engage outside advisors at the expense of Advantage, subject to approval of the Human Resources, Compensation and Corporate Governance Committee.

76

ADVANTAGE ENERGY INCOME FUND

Instrument of Proxy
For Annual and Special Meeting of Unitholders

03 JUN 15 ... 7:21

The undersigned holder ("Unitholder") of trust units ("Trust Units") of Advantage Energy Income Fund (the "Trust") hereby appoints of Kelly I. Drader, President and Chief Executive Officer, of Advantage Oil & Gas Ltd. ("AOG"), of the City of Calgary, in the Province of Alberta, or, failing him, Peter Hanrahan, Chief Financial Officer and Controller of AOG, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Unitholders of the Trust (the "Meeting"), to be held on May 28, 2003 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Trust Units represented by this instrument of proxy in the following manner:

1. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the appointment of Computershare Trust Company of Canada, as trustee of the Trust for the ensuing year;
2. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the selection of five (5) of the seven (7) directors of AOG as specified in the Information Circular - Proxy Statement of the Trust dated April 17, 2003 (the "Information Circular - Proxy Statement");
3. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the appointment of KPMG LLP, Chartered Accountants, as auditors of the Trust for the ensuing year;
4. **FOR ☐ or AGAINST ☐** the Trust Indenture Amendment Resolution approving amendments to the Trust Indenture as specified in the Information Circular – Proxy Statement;
5. **FOR ☐ or AGAINST ☐** the resolution set forth in the Information Circular approving the reservation and issuance of up to 1,500,000 trust units as payment (in lieu of cash) of the annual performance fee payable to or as directed by Advantage Investment Management Ltd., Manager of the Trust as specified in the Information Circular – Proxy Statement;
6. **FOR ☐ or AGAINST ☐** the Private Placement Resolution approving the issuance by the Trust, in one or more private placements, of such number of securities as would result in the Trust issuing, during the next twelve (12) months, an amount of securities not exceeding 15,000,000 Trust Units, as more particularly described in the Information Circular – Proxy Statement and subject to the receipt of all necessary regulatory approvals; and
7. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

This Instrument of Proxy is solicited on behalf of the management of the Trust. The Trust Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters. Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of ________________, 2003.

____
(signature of Unitholder)

____
(Name of Unitholder - please print)

NOTES:

1. If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) of that Meeting.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Advantage Announces 1st Quarter Conference Call & Web Cast on May 16, 2003

(17)

(TSX: AVN.UN)

CALGARY, May 14 /CNW/ - Advantage Energy Income Fund invites you to their 2003 1st Quarter Results Conference Call and Slide Presentation via live web cast on Friday May 16, 2003 beginning at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time).

The web cast will be available at http://www.vcall.com/CEPage.asp?ID(equal sign)83926 and will be archived on their website at www.advantageincome.com for approximately 90 days.

%SEDAR: 00016522E

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393; Advantage Energy Income Fund, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
(AVN.UN.)

CO: Advantage Energy Income Fund

CNW 15:28e 14-MAY-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Advantage Announces Financial Results For the Quarter Ended
March 31, 2003

CALGARY, May 15 /CNW/ - Advantage Energy Income Fund ("Advantage" or "the Fund") is pleased to announce its unaudited operating and financial results for the three months ended March 31, 2003.

Highlights

- Cash available for distribution was $23.8 million or $0.84 per Unit.
  - This represents a 133% increase over the amount reported in Q1 2002 of $0.36 per Unit.
- Cash distributions paid to Unitholders increased by 56% to $0.64 per Unit during the first quarter of 2003.
  - The cash distribution represents a payout ratio of 77% of total cash available for distribution.
- Excluding hedging losses, Q1 cash available for distribution was $1.10 per Unit.
  - The cash distribution of $0.64 per Unit represents a payout ratio before hedging of 58%.
- All of the contracts relating to first quarter hedging activities expired on March 31, 2003. New hedging contracts were entered into which set a floor of $6.04/mcf and a ceiling of $8.28/mcf on approximately 50% of the Fund's natural gas production for the period May 1 to August 31, 2003.
- Production volumes increased by 23% from Q1 2002 to 12,029 boe/d.
  - On a per Trust Unit basis, production volumes increased by 17% from the first quarter of 2002.
- The Fund drilled 45 net wells (47 gross) during the quarter resulting in 41.3 net natural gas wells and 4 net crude oil wells for a success ratio of 100%.
  - Due to late season snowfall and an early spring break-up, only five net wells (two net gas wells and three net oil wells) were completed and tied-in during the first quarter. The remaining wells will be tied-in during the second quarter.
  - The Fund plans on drilling an additional 69 net wells during the remainder of 2003.

<<

Financial and Operating Highlights
(thousands of dollars except per Unit amounts)

	For the three months ended March 31, 2003	For the three months ended March 31, 2002

Financial		
Revenue before royalties	$ 42,079	$ 18,625
per Unit (1)	$ 1.49	$ 0.71
per boe	$ 38.87	$ 21.10
Cash flow from operations	$ 25,141	$ 9,889
per Unit (1)	$ 0.89	$ 0.36
per boe	$ 23.22	$ 11.20
Cash available for distribution (3)	$ 23,809	$ 9,889
per Unit (2)	$ 0.84	$ 0.36
per boe	$ 21.99	$ 11.20
Net income	$ 15,630	$ 3,223
per Unit (1)	$ 0.50	$ 0.12
Cash distributions	$ 18,228	$ 11,111
per Unit (2)	$ 0.64	$ 0.41
Working capital (deficit)	$ (9,064)	$ (13,093)
Bank debt	$ 120,397	$ 82,231
Convertible debentures	$ 47,312	$ -
Operating		
Production		
Natural gas (mcf/d)	54,497	40,902
Light oil and NGLs (bbls/d)	2,946	2,182
Heavy oil (bbls/d)	-	809
Total boe/d (at) 6:1	12,029	9,808
Average prices (including hedging)		
Natural gas ($/mcf)	$ 6.18	$ 3.02
Light oil & NGLs ($/bbl)	$ 44.34	$ 29.15
Heavy oil ($/bbl)	$ -	$ 24.29
Supplemental		
Trust Units outstanding at end of period	28,779	27,099
Trust Units issuable for Convertible Debentures	3,557	-
Trust Units outstanding and issuable for Convertible Debentures at end of period	32,336	27,099
Weighted average Units	28,322	27,099

(1) based on weighted average number of Trust Units outstanding
(2) based on number of Trust Units outstanding at each cash distribution date
(3) cash flow from operations less interest on convertible debentures

Management's Discussion & Analysis

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or the "Fund") for the quarter ended March 31, 2003 and should be read in conjunction with the financial statements contained within the interim report and the audited financial statements and MD&A for the period ended December 31, 2002.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

Cash Distributions

Cash distributions for the three months ended March 31, 2003 amounted to $18.2 million or $0.64 per Unit comprised of $0.18 per Unit for January and $0.23 per Unit for both February and March. The amount distributed represents 77% of total cash available for distribution. The remaining cash withheld of $5.6 million was used to partially finance the Fund's ongoing capital expenditure program. Since its inception on May 23, 2001 the Fund has distributed $87.2 million or $3.82 per Unit.

Excluding the Fund's first quarter hedging loss of $0.26 per Unit Advantage paid out 58% of its cash flow available for distribution. The

contracts related to the first quarter hedging losses expired on March 31, 2003 and therefore will not aversely impact the Funds ongoing cash flow.

Production

During the three months ended March 31, 2003 Advantage's natural gas production increased by 33 percent to 54.5 mmcf/d compared to 40.9 mmcf/d for the quarter ended March 31, 2002. The increase in natural gas production is due to i) successful drilling programs, the most significant of which were conducted at Medicine Hat and Vermilion, ii) a property exchange transaction in the Vermilion area, and iii) the acquisition of Best Pacific Resources in November of 2002. During the first quarter of 2003 the Fund drilled 41.3 net natural gas wells. However, due to an early and lengthy spring break-up the completion and tie-in of these natural gas wells has been delayed until the second quarter. Production from these wells is expected to add approximately 8.5 mmcf/d of new natural gas production.

Crude oil and natural gas liquids production averaged 2,946 bbls/d in the first quarter of 2003 compared to 2,991 bbls/d for the quarter ending March 31, 2002. Production of light oil and NGLs increased by 35% to 2,946 bbls/d from 2,182 bbls/d in the first quarter of 2002. This increase is attributed to successful drilling at Benson, Saskatchewan and from the acquisition of Best Pacific in November 2002. The decline in heavy oil production is the result of a swap transaction in which Advantage disposed of 100 percent of its heavy oil production for additional working interests in natural gas properties at Vermilion. Heavy oil production for the three months ended March 31, 2002 was 809 bbls/d.

Prices

During the three months ended March 31, 2003 Advantage's natural gas price averaged $7.65 per mcf ($6.18 per mcf including hedging) compared to $3.11 per mcf ($3.02 per mcf including hedging) in the first quarter of 2002. For the three months ended March 31, 2003 AECO daily prices averaged $7.95 per mcf, up 137 per cent from $3.35 per mcf in the same period in 2002.

Natural gas prices during 2002 were relatively weak as a result of record storage levels following a mild 2001/2002 winter and reduced demand caused by an economic downturn. Late in 2002, prices strengthened as a result of a significant draw on natural gas storage inventories that reflected a cold winter in the Northeast and the reduced supply of natural gas. The supply reduction is due to the decline in drilling activity that resulted from the weakening of prices that occurred in 2001 and 2002 as well as increased decline rates for natural gas production throughout Canada and the U.S.

Natural gas inventory levels reached record lows in the spring of 2003 and natural gas storage injections this spring have been below normal levels. This, combined with the increased demand that has resulted from the addition of new natural gas fired electricity generating plants in the U.S. leads the Fund to be extremely bullish on natural gas prices for the remainder of 2003 and into 2004. Advantage's production for the three months ended March 31, 2003 was weighted 76 percent towards natural gas with additional natural gas production to be added throughout 2003.

Crude oil and NGL prices averaged $45.74 per barrel ($44.34 per barrel including hedging) in the first quarter of 2003 compared to $28.44 per barrel ($27.83 per barrel including hedging) in the three months ended March 31, 2002. First quarter 2003 prices for WTI crude oil averaged US$33.80 U.S. per barrel, 56 per cent higher than the $21.67 U.S. per barrel realized during the first quarter of 2002.

Hedging

Advantage's first quarter 2003 prices include hedging losses of $1.47 per *mcf for natural gas and $1.40 per barrel for oil compared to $0.09 per mcf for*

natural gas and $0.61 per barrel in the first quarter of 2002. Hedging losses in the first quarter of 2003 relate to hedges entered into in the fall of 2002. These hedges expired during the first quarter of 2003. Advantage has hedged approximately 50 per cent of natural gas production for the period May 1, 2003 to August 31, 2003 at an average floor price of $6.04 per mcf and an average ceiling price of $8.28 per mcf. These new hedging contracts will provide Unitholders with downside commodity price protection while retaining a significant portion of the upside. The Fund will continue to hedge a portion of its production in order to add stability to the level of cash distributions to Unitholders.

Cash flow Netback

Advantage's cash available for distributions during the three months ended March 31, 2003 averaged $21.99 per boe as compared to $11.20 per boe for the three months ended March 31, 2002. The higher netback realized in the first quarter of 2003 is primarily due to higher natural gas and crude oil prices partially offset by hedging losses and increased royalties.

Breakdown of cash flow per boe	Three months ended March 31, 2003 (000)	Three months ended March 31, 2003 (per boe)	Three months ended March 31, 2002 (000)	Three months ended March 31, 2002 (per boe)
Crude oil & natural gas sales	$49,638	$ 45.84	$19,116	$ 21.66
Hedging gains (losses)	(7,559)	(6.98)	(491)	(0.56)
Government & other royalties	(8,196)	(7.57)	(3,218)	(3.65)
Operating costs	(5,514)	(5.09)	(3,706)	(4.20)
General and administrative	(825)	(0.76)	(583)	(0.66)
Management fees	(425)	(0.39)	(176)	(0.20)
Interest & taxes	(1,978)	(1.83)	(1,053)	(1.19)
Cash flow from operations	$25,141	$ 23.22	$ 9,889	$ 11.20
Interest on convertible debentures	(1,332)	(1.23)	-	-
Cash available for distribution	$23,809	$ 21.99	$ 9,889	$ 11.20

Royalties

During the first quarter of 2003 Advantage's royalties amounted to $8.2 million (16.5% of pre-hedged revenue) as compared to $3.2 million (16.8% of pre-hedged revenue) in the first quarter of 2002. Advantage's low royalty rate reflects the Fund's significant proportion of production that comes from low rate natural gas wells at properties such as Medicine Hat, Wainwright and Shouldice which attract lower royalty rates.

Operating Costs

Operating costs for the three months ended March 31, 2003 amounted to $5.5 million or $5.09 per boe compared to $3.7 million or $4.20 per boe in the first quarter of 2002. Operating cost have increased due to higher power costs and increased well servicing costs. Advantage's increased operating cost in the quarter is in line with overall industry trends. The Fund anticipates operating cost to approximate $5.00 per boe for the remainder of 2003, which is one of the lowest in the sector.

General and Administrative and Management Fees

General and administrative expense in the first quarter of 2003 amounted to $0.8 million or $0.76 per boe compared to $0.6 million or $0.66 per boe in the first quarter of 2002.

Management fees for the three months ended March 31, 2003 amounted to $425,000 or $0.39 per boe compared to $176,000 or $0.20 per boe in the first quarter of 2002. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At March 31, 2003 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Funds performance for the first three months of 2003 as the actual amount is calculated and paid on an annual basis only. There is no certainty that the fee accrued in the financial statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be settled in Advantage Trust Units.

Interest

Interest expense for the three months ended March 31, 2003 amounted to $1.6 million ($1.47 per boe) compared to $0.8 million ($0.95 per boe) for the first quarter of 2002. Higher interest expense in the first quarter of 2003 is the result of higher debt balances in 2003.

Taxes

Current taxes are comprised primarily of capital tax, which amounted to $383,000 for the three months ended March 31, 2003 compared to $214,000 for the same period of 2002. Capital taxes are determined based on debt and equity levels at the end of the year. For the three months ended March 31, 2003 a future income tax recovery of $3.1 million was included in income compared to a $4.1 million recovery for the comparable period in 2002.

Depletion, Depreciation and Site Restoration

The depletion, depreciation and site restoration rate for the first quarter of 2003 was $10.59 per boe compared to $9.92 per boe for the first quarter of 2002. The higher per boe rate in 2003 reflects capital additions incurred in the first quarter where reserves have not yet been assigned.

Liquidity and Capital Resources

Advantage's capital expenditures on development activities for the quarter ending March 31, 2003 were $13.7 million. A total of 45.5 net wells (41.5 natural gas, 4 oil) were drilled for a 100% success rate. Expenditures were made primarily in the Medicine Hat and Wainwright areas where 40 net natural gas wells were drilled. Eight of these wells which were drilled at Wainwright commenced production late in April. At Medicine Hat 32 gas wells were drilled and will be completed and tied-in late in the second quarter. Completion and tie-in of these wells has been delayed due to spring break-up. In addition, four successful oil wells were drilled at Benson. Advantage's capital budget for 2003 includes the drilling of an additional 69 natural gas wells and will focus on shallow gas drilling at Medicine Hat, Wainwright and Shouldice.

Working capital at March 31, 2003 was a deficit of $9.1 million. Total bank debt outstanding was $120.4 million. As a result of the review of Advantage's year end reserves the Fund's credit facilities with the bank have been increased from $150 million to $170 million. The credit facility is secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows and is subject to renewal on May 29, 2004.

On January 27, 2003 the Fund issued 1.1 million Trust Units to satisfy

the performance fee obligation related to 2002. During the first quarter of 2003 $7,688,000 of debentures were converted resulting in the issuance of 578,035 Advantage Trust Units. At March 31, 2003 the Fund has $47,312,000 convertible debentures outstanding. The 10% debentures are convertible into Advantage Trust Units at a price of $13.30 per Unit plus accrued and unpaid interest.

Consolidated Financial Statements

Consolidated Balance Sheets
(thousands of dollars)

	March 31, 2003 (unaudited)	December 31, 2002
Assets		
Current assets		
Accounts receivable	$ 25,239	$ 24,057
Fixed assets		
Property and equipment	502,367	488,681
Accumulated depletion & depreciation	(112,131)	(100,889)
	390,236	387,792
	$ 415,475	$ 411,849
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	27,684	26,236
Cash distributions payable to Unitholders (note 3)	6,619	4,878
Bank indebtedness (note 1)	$ 120,397	$ 114,222
	154,700	145,336
Provision for future site restoration	5,688	5,396
Future income taxes	73,986	77,064
	234,374	227,796
Unitholders' equity		
Unitholders' capital (note 2i)	170,118	161,452
Convertible debentures (note 2ii)	47,312	55,000
Accumulated income	50,879	36,581
Accumulated cash distributions	(87,208)	(68,980)
	181,101	184,053
	$ 415,475	$ 411,849

Consolidated Statements of Income and Accumulated Income
(thousands of dollars) (unaudited)

	Three months ended	Three months ended

	March 31, 2003	March 31, 2002
Revenue		
Petroleum and natural gas sales	$ 42,079	$ 18,625
Royalties, net of Alberta Royalty Credit	(8,196)	(3,218)
	33,883	15,407
Expenses		
Operating	5,514	3,706
General and administrative	825	583
Management fee	425	176
Non-cash performance incentive (note 5)	1,055	2,000
Interest	1,595	839
Depletion, depreciation and site restoration	11,534	8,791
	20,948	16,095
Income (loss) before taxes	12,935	(688)
Future income tax recovery	(3,078)	(4,125)
Income and capital taxes	383	214
Net income	15,630	3,223
Accumulated income, beginning of period	36,581	28,044
Accumulated interest on convertible debentures	(1,332)	-
Accumulated income, end of period	$ 50,879	$ 31,267
Net income per Trust Unit		
Basic	$ 0.50	$ 0.12
Diluted	$ 0.48	$ 0.12

Consolidated Statements of Cash Flows
(thousands of dollars) (unaudited)

	Three months ended March 31, 2003	Three months ended March 31, 2002
Operating Activities		
Net income	$ 15,630	$ 3,223
Add (deduct) items not requiring cash:		
Non-cash performance incentive (note 5)	1,055	2,000
Future income tax recovery	(3,078)	(4,125)
Depletion, depreciation and site restoration	11,534	8,791
Cash flow from operations	25,141	9,889
Changes in non-cash working capital	(1,893)	7,015
Cash provided by operating activities	23,248	16,904
Financing Activities		
Units issued, net of costs (note 2)	(74)	18,547
Increase in long-term debt	6,175	59,064
Cash distributions to Unitholders	(16,487)	(11,278)

Cash (used) provided by financing activities	(10,386)	66,333
Investing Activities		
Expenditures on property and equipment	(13,686)	(14,970)
Acquisition of Gascan Resources Ltd.	-	(63,611)
Property acquisitions	-	(3,800)
Changes in non-cash working capital	824	423
Cash used in investing activities	(12,862)	(81,958)
Net increase in cash	-	1,279
Cash (bank indebtedness), beginning of period	-	(889)
Cash, end of period	$ -	$ 390
Cash taxes paid	$ 202	$ 561
Cash interest paid	$ 1,635	$ 1,574

Notes To The Interim Consolidated Financial Statements
(unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the period ended December 31, 2002 as set out in Advantage's Annual Report.

1. Bank Debt

After giving effect to the renegotiation of the Fund's loan facility, which expires on May 29, 2003, Advantage has reached an agreement with a Canadian chartered bank which provides for a $160 million extendible revolving loan facility and a $10 million operating loan facility and extends the maturity to May 29, 2004. The loan's interest rate is based on either prime or bankers acceptances' rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. For the purpose of the cash flow statement the bank overdraft amount is considered cash equivalents.

2. Unitholders' Equity

(i) Unitholders' Capital
(a) Authorized
(i) Unlimited number of voting Trust Units

(b) Issued

	Number of Units	Amount
Balance at December 31, 2002	27,098,782	$ 147,046
Non-cash performance incentive	1,102,163	14,406
Issued on conversion of debentures	578,035	7,611
Non-cash performance incentive estimated (see note 5)	-	1,055

Balance at March 31, 2003	28,778,980	$ 170,118

On January 27, 2003 Advantage issued 1,102,163 Trust Units to satisfy the obligation related to the 2002 year end performance incentive fee (see note 5).

(c) Trust Units Rights Incentive Plan

	Number	Price
Balance at December 31, 2002	175,000	$ 10.58
Reduction of exercise price		(0.64)
Balance at March 31, 2003	175,000	$ 9.94

Due to the exercise price features in the Unit rights, management believes the fair value is not reliably determinable. Based on a March 31, 2003 unit price of $14.85, the increase in the intrinsic value of the Trust Unit Rights during the period was approximately $450,000 ($0.02 per Trust Unit).

(ii) Convertible Debentures

Balance at December 31, 2002	55,000
Converted to Trust Units	(7,688)
Balance at March 31, 2003	47,312

The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the three months ended March 31, 2003 $7,688,000 debentures were converted resulting in the issuance of 578,035 Advantage Units.

3. Cash Distributions

Cash distributions to Unitholders were paid as follows:

Period ended	Record date	Payment date	Distribution	Distribution per Unit
Jan. 31, 2003	Jan. 31, 2003	Feb. 18, 2003	$ 5,076	$ 0.18
Feb. 28, 2003	Feb. 28, 2003	Mar. 17, 2003	$ 6,533	0.23
Mar. 31, 2003	Mar. 31, 2003	Apr. 15, 2003	$ 6,619	0.23
			$ 18,228	$ 0.64

4. Financial Instruments

As at March 31, 2003 the Fund has the following costless collar contracts outstanding:

Ceiling

Volume	Effective Period	Floor Price	Price
Natural gas - AECO			
9,500 mcf/d	May 1, 2003 - August 31, 2003	$ 5.78/mcf	$ 8.03/mcf
9,500 mcf/d	May 1, 2003 - August 31, 2003	$ 6.04/mcf	$ 8.51/mcf
9,500 mcf/d	May 1, 2003 - August 31, 2003	$ 6.30/mcf	$ 8.30/mcf
Crude oil - WTI			
200 bbls/d	October 1, 2002 - September 30, 2003	US$ 24.80 /bbl	US$ 28.00 /bbl

>>

As at March 31, 2003 the settlement value of the hedges outstanding was approximately $0.6 million.

5. Non-cash Performance Incentive

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At March 31, 2003 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first three months performance as the actual amount is only calculated and paid on an annual basis.

The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2003 opening Unit Price was $13.07. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. It is expected that the fee will be paid to the Manager in Advantage Trust Units and therefore the estimated fee to March 31, 2003 of $1.1 million has been classified as Unitholders' Capital. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

%SEDAR: 00016522E

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Ph: (416) 945-6636, Toll free: 1-866-393-0393, Advantage Energy Income Fund/
(AVN.UN.)

CO: Advantage Energy Income Fund

CNW 19:08e 15-MAY-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Advantage Maintains Monthly Distribution at $0.23 per Unit

79

(TSX: AVN.UN)

CALGARY, May 16 /CNW/ - Advantage Energy Income Fund ("Advantage" or "the Fund") is pleased to announce that the cash distribution for the month of May will be $0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 17.6% based on the May 15, 2003 closing price of $15.65 per Unit.

The distribution will be payable on June 16, 2003 to Unitholders of record at the close of business on May 30, 2003. The ex-distribution date is May 28, 2003. The cash distribution is based on 29.2 million Units currently outstanding.

%SEDAR: 00016522E

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393; Advantage Energy Income Fund, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
(AVN.UN.)

CO: Advantage Energy Income Fund

CNW 12:50e 16-MAY-03

ADVANTAGE

ENERGY INCOME FUND

80

Recent strength in natural gas prices coupled with rising production volumes resulted in a 133% increase in Cash Available for Distribution

Q1

2003

First Quarter Report

AVN.UN

Financial and Operating Highlights

(thousands of dollars except per Unit amounts)

	For the three months ended March 31, 2003	For the three months ended March 31, 2002
Financial		
Revenue before royalties	$ 42,079	$ 18,625
per Unit [1]	$ 1.49	$ 0.71
per boe	$ 38.87	$ 21.10
Cash flow from operations	$ 25,141	$ 9,889
per Unit [1]	$ 0.89	$ 0.38
per boe	$ 23.22	$ 11.20
Cash available for distribution [3]	$ 23,809	$ 9,889
per Unit [2]	$ 0.84	$ 0.36
per boe	$ 21.99	$ 11.20
Net income	$ 15,630	$ 3,223
per Unit [1]	$ 0.50	$ 0.12
Cash distributions	$ 18,228	$ 11,111
per Unit [2]	$ 0.64	$ 0.41
Working capital (deficit)	$ (9,064)	$ (13,093)
Bank debt	$ 120,397	$ 82,231
Convertible debentures	$ 47,312	$ -
Operating		
Production		
Natural gas (mcf/d)	54,497	40,902
Light oil and NGLs (bbls/d)	2,946	2,182
Heavy oil (bbls/d)	-	809
Total boe/d @ 6:1	12,029	9,808
Average prices (including hedging)		
Natural gas ($/mcf)	$ 6.18	$ 3.02
Light oil & NGLs ($/bbl)	$ 44.34	$ 29.15
Heavy oil ($/bbl)	$ -	$ 24.29
Supplemental		
Trust Units outstanding at end of period	28,779	27,099
Trust Units issuable for Convertible Debentures	3,557	-
Trust Units outstanding and issuable for Convertible Debentures at end of period	32,336	27,099
Weighted average Units	28,322	27,099

[1] *based on weighted average number of Trust Units outstanding*

[2] based on number of Trust Units outstanding at each cash distribution date

[3] cash flow from operations less interest on convertible debentures

CASH DISTRIBUTIONS TO UNITHOLDERS

The Fund declared three distributions during the quarter totalling $0.64 per Unit. The first distribution amounted to $0.18 per Unit payable on February 17 to Unitholders of record on January 31, 2003. The following two distributions amounted to $0.23 per Unit, payable on March 17 and April 15 to Unitholders of record on February 28 and March 31 respectively.

- Cash available for distribution for the first quarter was $23.8 million or $0.84 per Unit. This represents a 133% increase over the amount reported in Q1 2002 of $0.36 per Unit.
- Cash distributions paid to Unitholders increased by 56% to $0.64 per Unit during the first quarter of 2003. The cash distribution represents a payout ratio of 77% of total cash available for distribution.
- Excluding hedging losses, Q1 cash available for distribution was $1.10 per Unit. The cash distribution of $0.64 per Unit represents a payout ratio before hedging of 58%.


Quarterly Cash Available for Distribution
($/Unit)
$1.00
$0
$0.36
$0.43
$0.39
$0.75
$0.84
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003


Quarterly Payout Ratio
100%
0
90%
100%
72%
77%
90%
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Since inception


Quarterly Cash Distributions
($/Unit)
$0.75
$0
$0.41
$0.39
$0.39
$0.54
$0.64
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003

HEDGING UPDATE

- Late in 2002, natural gas prices strengthened as a result of a significant draw on natural gas storage inventories that reflected a cold winter in the North-east and the reduced supply of natural gas. Natural gas storage inventories are now at record low levels. This combined with the increased demand from new natural gas fired electricity plants leads the Fund to be extremely bullish on natural gas prices.
- The hedges which Advantage entered into in the fall of 2002 expired in the first quarter of 2003.
- The Fund has currently hedged approximately 50% of natural gas production for the period May 1 to August 31, 2003 at an average floor price of $6.04/mcf and an average ceiling price of $8.28/mcf.


Natural Gas Prices
(AECO Monthly Index Cdn$/mcf)
$14
$2
$13.58
$10.08
$2.75
Hedging Range
May 1 - Aug. 31, 2003
2001
2002
2003

Oil & Natural Gas Production

- Production volumes increased by 23% from the first quarter of 2002 to 12,029 boe/d
- On a per Unit basis, boe production volumes increased by 17% from the first quarter of 2002.

NATURAL GAS

- Natural gas production for the first quarter of 2003 was 54.5 mmcf/d, a 33% increase over the 40.9 mmcf/d reported in the first quarter of 2002.
- As the result of successful drilling, natural gas production at Medicine Hat increased by 213% from 5.2 mmcf/d in the first quarter of 2002 to 16.3 mmcf/d in the first quarter of 2003.
- Natural gas production at Vermilion increased by 104% from 4.6 mmcf/d in the first quarter of 2002 to 9.4 mmcf/d during the first quarter of 2003.
- During the first quarter of 2003 Advantage drilled 41.3 net (43 gross) natural gas wells with a 100% success rate.
- Completion and tie-in of first quarter wells drilled has been delayed as a result of an early and prolonged spring break-up. It is expected that these wells will be tied-in and on production late in the second quarter and add approximately 8.5 mmcf/d.


Quarterly Natural Gas Production
(mmcf/d)
60
0
40.9
42.2
48.3
59.4
54.5
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003

CRUDE OIL & NGLS

- Crude oil and natural gas liquids production averaged 2,946 bbls/d compared to 2,991 bbls/d in the first quarter of 2002
- Light oil and natural gas liquids production averaged 2,946 bbls/d, a 35% increase compared to 2,182 bbls/d produced in the first quarter of 2002
- Light oil production increases from the first quarter of 2002 are the result of successful drilling at Benson, Saskatchewan and from the acquisition of Best Pacific Resources in the fourth quarter of 2002.
- The Fund has no heavy oil production in 2003 as a result of a property exchange transaction in 2002 where the Fund disposed of 100% of its heavy oil production for natural gas production at Vermilion.


Quarterly Oil & NGLs Production
(bbls/d)
3,500
0
2,991
3,081
2,629
2,617
2,946
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Light oil & NGLs
Heavy oil

Development Activity

MEDICINE HAT

- During the first quarter the Fund drilled 32 natural gas wells with a 100% success rate.
- As the result of an early and prolonged spring break-up, these wells were not tied-in during the first quarter. It is expected that these wells will be tied-in by the end of the second quarter and will add approximately 5.5 mmcf/d of initial production.
- An additional 30 well program will be completed this summer, increasing natural gas production at Medicine Hat to approximately 23 mmcf/d.


R.5
R.4
R.3W4M
T.15
T.14
2002 wells drilled
2003 Q1 wells drilled

WAINWRIGHT

- During the first quarter the Fund drilled seven (eight gross) natural gas wells with a 100% success rate.
- Due to spring break-up, these wells will be tied-in during the second quarter.
- An additional four wells will be drilled in this area during the second quarter.
- In total, new production of approximately 2.0 mmcf/d is expected at Wainwright.

OTHER AREAS

- At Benson, Saskatchewan the Fund drilled four successful 100% working interest oil wells adding approximately 125 bbls/d of light oil production.
- At Vermilion, Alberta two 100% working interest natural gas wells were drilled in the first quarter. These two wells plus a third well drilled in the fourth quarter of 2002 are expected to be tied-in and on production late in the second quarter. Seven additional locations have been identified for drilling this summer.
- At Shouldice, Alberta plans include the recompletion of 10 wells and the drilling of 7 wells. Shouldice is characterised as low risk shallow gas where new natural gas production can be added at low cost.

Management's Discussion & Analysis

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or the "Fund") for the quarter ended March 31, 2003 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the period ended December 31, 2002.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Cash distributions for the three months ended March 31, 2003 amounted to $18.2 million or $0.64 per Unit comprised of $0.18 per Unit for January and $0.23 per Unit for both February and March. The amount distributed represents 77% of total cash available for distribution. The remaining cash withheld of $5.6 million was used to partially finance the Fund's ongoing capital expenditure program. Since its inception on May 23, 2001 the Fund has distributed $87.2 million or $3.82 per Unit.

Excluding the Fund's first quarter hedging loss of $0.26 per Unit Advantage paid out 58% of its cash flow available for distribution. The contracts related to the first quarter hedging losses expired on March 31, 2003 and therefore will not aversely impact the Funds ongoing cash flow.

PRODUCTION

During the three months ended March 31, 2003 Advantage's natural gas production increased by 33 percent to 54.5 mmcf/d compared to 40.9 mmcf/d for the quarter ended March 31, 2002. The increase in natural gas production is due to i) successful drilling programs, the most significant of which were conducted at Medicine Hat and Vermilion, ii) a property exchange transaction in the Vermilion area, and iii) the acquisition of Best Pacific Resources in November of 2002. During the first quarter of 2003 the Fund drilled 41.3 net natural gas wells. However, due to an early and lengthy spring break-up the completion and tie-in of these natural gas wells has been delayed until the second quarter. Production from these wells is expected to add approximately 8.5 mmcf/d of new natural gas production.

Crude oil and natural gas liquids production averaged 2,946 bbls/d in the first quarter of 2003 compared to 2,991 bbls/d for the quarter ending March 31, 2002. Production of light oil and NGLs increased by 35% to 2,946 bbls/d from 2,182 bbls/d in the first quarter of 2002. This increase is attributed to successful drilling at Benson, Saskatchewan and from the acquisition of Best Pacific in November 2002. The decline in heavy oil production is the result of a swap transaction in which Advantage disposed of 100 percent of its heavy oil production for additional working interests in natural gas properties at Vermilion. Heavy oil production for the three months ended March 31, 2002 was 809 bbls/d.

PRICES

During the three months ended March 31, 2003 Advantage's natural gas price averaged $7.65 per mcf ($6.18 per mcf including hedging) compared to $3.11 per mcf ($3.02 per mcf including hedging) in the first quarter of 2002. For the three months ended March 31, 2003 AECO daily prices averaged $7.95 per mcf, up 137 per cent from $3.35 per mcf in the same period in 2002.

Natural gas prices during 2002 were relatively weak as a result of record storage levels following a mild 2001/2002 winter and reduced demand caused by an economic downturn. Late in 2002, prices strengthened as a result of a significant draw on natural gas storage inventories that reflected a cold winter in the Northeast and the reduced supply of natural gas. The supply reduction is due to the decline in drilling activity that resulted from the weakening of prices that occurred in 2001 and 2002 as well as increased decline rates for natural gas production throughout Canada and the U.S.

Natural gas inventory levels reached record lows in the spring of 2003 and natural gas storage injections this spring have been below normal levels. This, combined with the increased demand that has resulted from the addition of new natural gas fired electricity generating plants in the U.S. leads the Fund to be extremely bullish on natural gas prices

for the remainder of 2003 and into 2004. Advantage's production for the three months ended March 31, 2003 was weighted 76 percent towards natural gas with additional natural gas production to be added throughout 2003.

Crude oil and NGLs prices averaged $45.74 per barrel ($44.34 per barrel including hedging) in the first quarter of 2003 compared to $28.44 per barrel ($27.83 per barrel including hedging) in the three months ended March 31, 2002. First quarter 2003 prices for WTI crude oil averaged US$33.80 U.S. per barrel, 56 per cent higher than the $21.67 U.S. per barrel realized during the first quarter of 2002.

HEDGING

Advantage's first quarter 2003 prices include hedging losses of $1.47 per mcf for natural gas and $1.40 per barrel *for oil compared to $0.09 per mcf for natural gas and $0.61 per barrel in the first quarter of 2002. Hedging losses* in the first quarter of 2003 relate to hedges entered into in the fall of 2002. These hedges expired during the first quarter of 2003. Advantage has hedged approximately 50 per cent of natural gas production for the period May 1, 2003 to August 31, 2003 at an average floor price of $6.04 per mcf and an average ceiling price of $8.28 per mcf. These new hedging contracts will provide Unitholders with downside commodity price protection while retaining a significant portion of the upside. The Fund will continue to hedge a portion of its production in order to add stability to the level of cash distributions to Unitholders.

ROYALTIES

During the first quarter of 2003 Advantage's royalties amounted to $8.2 million (16.5% of pre-hedged revenue) as compared to $3.2 million (16.8% of pre-hedged revenue) in the first quarter of 2002. Advantage's low royalty rate reflects the Fund's significant proportion of production that comes from low rate natural gas wells at properties such as Medicine Hat, Wainwright and Shouldice which attract lower royalty rates.

OPERATING COSTS

Operating costs for the three months ended March 31, 2003 amounted to $5.5 million or $5.09 per boe compared to $3.7 million or $4.20 per boe in the first quarter of 2002. Operating cost have increased due to higher power costs and increased well servicing costs. Advantage's increased operating cost in the quarter is in line with overall industry trends. The Fund anticipates operating cost to approximate $5.00 per boe for the remainder of 2003, which is one of the lowest in the sector.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative expense in the first quarter of 2003 amounted to $0.8 million or $0.76 per boe compared to $0.6 million or $0.66 per boe in the first quarter of 2002.

Management fees for the three months ended March 31, 2003 amounted to $425,000 or $0.39 per boe compared to $176,000 or $0.20 per boe in the first quarter of 2002. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year *based on the total return of the Fund. At March 31, 2003 no amount was paid to the Manager, nor is the Manager* entitled to receive any payment related to the Funds performance for the first three months of 2003 as the actual amount is calculated and paid on an annual basis only. There is no certainty that the fee accrued in the financial statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be settled in Advantage Trust Units.

INTEREST

Interest expense for the three months ended March 31, 2003 amounted to $1.6 million ($1.47 per boe) compared to $0.8 million ($0.95 per boe) for the first quarter of 2002. Higher interest expense in the first quarter of 2003 is the result of higher debt balances in 2003.

TAXES

Current taxes are comprised primarily of capital tax, which amounted to $383,000 for the three months ended March 31, 2003 compared to $214,000 for the same period of 2002. Capital taxes are determined based on debt and equity levels at the end of the year. For the three months ended March 31, 2003 a future income tax recovery of $3.1 million was included in income compared to a $4.1 million recovery for the comparable period in 2002.

CASH FLOW NETBACK

Advantage's cash flow available for distributions during the three months ended March 31, 2003 averaged $21.99 per boe as compared to $11.20 per boe for the three months ended March 31, 2002. The higher netback realized in the first quarter of 2003 is primarily due to higher natural gas and crude oil prices partially offset by hedging losses and increased royalties.

Breakdown of cash flow per boe	Three months ended March 31, 2003		Three months ended March 31, 2002	
	(000)	(per boe)	(000)	(per boe)
Crude oil & natural gas sales	$ 49,638	$ 45.84	$19,116	$21.66
Hedging gains (losses)	(7,559)	(6.98)	(491)	(0.56)
Government & other royalties	(8,196)	(7.57)	(3,218)	(3.65)
Operating costs	(5,514)	(5.09)	(3,706)	(4.20)
General and administrative	(825)	(0.76)	(583)	(0.66)
Management fees	(425)	(0.39)	(176)	(0.20)
Interest & taxes	(1,978)	(1.83)	(1,053)	(1.19)
Cash flow from operations	$ 25,141	$ 23.22	$ 9,889	$11.20
Interest on convertible debentures	(1,332)	(1.23)	-	-
Cash available for distribution	$ 23,809	$ 21.99	$ 9,889	$11.20

DEPLETION, DEPRECIATION AND SITE RESTORATION

The depletion, depreciation and site restoration rate for the first quarter of 2003 was $10.59 per boe compared to $9.92 per boe for the first quarter of 2002. The higher per boe rate in 2003 reflects capital additions incurred in the first quarter where reserves have not yet been assigned.

LIQUIDITY AND CAPITAL RESOURCES

Advantage's capital expenditures on development activities for the quarter ending March 31, 2003 were $13.7 million. A total of 45.5 net wells (41.5 natural gas, 4 oil) were drilled for a 100% success rate. Expenditures were made primarily in the Medicine Hat and Wainwright areas where 40 net natural gas wells were drilled. Eight of these wells which were drilled at Wainwright commenced production late in April. At Medicine Hat 32 gas wells were drilled and will be completed and tied-in late in the second quarter. Completion and tie-in of these wells has been delayed due to spring break-up. In addition, four successful oil wells were drilled at Benson. Advantage's capital budget for 2003 includes the drilling of an additional 69 natural gas wells and will focus on shallow gas drilling at Medicine Hat, Wainwright and Shouldice.

Working capital at March 31, 2003 was a deficit of $9.1 million. Total bank debt outstanding was $120.4 million. As a result of the review of Advantage's year end reserves the Fund's credit facilities with the bank have been increased from $150 million to $170 million. The credit facility is secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows and is subject to renewal on May 29, 2004.

On January 27, 2003 the Fund issued 1.1 million Trust Units to satisfy the performance fee obligation related to 2002. During the first quarter of 2003 $7,688,000 of debentures were converted resulting in the issuance of 578,035 Advantage Trust Units. At March 31, 2003 the Fund has $47,312,000 convertible debentures outstanding. The 10% debentures are convertible into Advantage Trust Units at a price of $13.30 per Unit plus accrued and unpaid interest.

Consolidated Financial Statements

Consolidated Balance Sheets

(thousands of dollars)

	March 31, 2003 (unaudited)	December 31, 2002
Assets		
Current assets		
Accounts receivable	$ 25,239	$ 24,057
Fixed assets		
Property and equipment	502,367	488,681
Accumulated depletion & depreciation	(112,131)	(100,889)
	390,236	387,792
	$ 415,475	$ 411,849
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	27,684	26,236
Cash distributions payable to Unitholders (note 3)	6,619	4,878
Bank indebtedness (note 1)	$ 120,397	$ 114,222
	154,700	145,336
Provision for future site restoration	5,688	5,396
Future income taxes	73,986	77,064
	234,374	227,796
Unitholders' equity		
Unitholders' capital (note 2i)	170,118	161,452
Convertible debentures (note 2ii)	47,312	55,000
Accumulated income	50,879	36,581
Accumulated cash distributions	(87,208)	(68,980)
	181,101	184,053
	$ 415,475	$ 411,849

Consolidated Statements of Income and Accumulated Income

(thousands of dollars) (unaudited)

	Three months ended March 31, 2003	Three months ended March 31, 2002
Revenue		
Petroleum and natural gas sales	$ 42,079	$ 18,625
Royalties, net of Alberta Royalty Credit	(8,196)	(3,218)
	33,883	15,407
Expenses		
Operating	5,514	3,706
General and administrative	825	583
Management fee	425	176
Non-cash performance incentive (note 5)	1,055	2,000
Interest	1,595	839
Depletion, depreciation and site restoration	11,534	8,791
	20,948	16,095
Income (loss) before taxes	12,935	(688)
Future income tax recovery	(3,078)	(4,125)
Income and capital taxes	383	214
Net income	15,630	3,223
Accumulated income, beginning of period	36,581	28,044
Accumulated interest on convertible debentures	(1,332)	-
Accumulated income, end of period	$ 50,879	$ 31,267
Net income per Trust Unit		
Basic	$ 0.50	$ 0.12
Diluted	$ 0.48	$ 0.12

Consolidated Statements of Cash Flows

(thousands of dollars) (unaudited)

	Three months ended March 31, 2003	Three months ended March 31, 2002
Operating Activities		
Net income	$ 15,630	$ 3,223
Add (deduct) items not requiring cash:		
Non-cash performance incentive (note 5)	1,055	2,000
Future income tax recovery	(3,078)	(4,125)
Depletion, depreciation and site restoration	11,534	8,791
Cash flow from operations	25,141	9,889
Changes in non-cash working capital	(1,893)	7,015
Cash provided by operating activities	23,248	16,904
Financing Activities		
Units issued, net of costs (note 2)	(74)	18,547
Increase in long-term debt	6,175	59,064
Cash distributions to Unitholders	(16,487)	(11,278)
Cash (used) provided by financing activities	(10,386)	66,333
Investing Activities		
Expenditures on property and equipment	(13,686)	(14,970)
Acquisition of Gascan Resources Ltd.	-	(63,611)
Property acquisitions	-	(3,800)
Changes in non-cash working capital	824	423
Cash used in investing activities	(12,862)	(81,958)
Net increase in cash	-	1,279
Cash (bank indebtedness), beginning of period	-	(889)
Cash, end of period	$ -	$ 390
Cash taxes paid	$ 202	$ 561
Cash interest paid	$ 1,635	$ 1,574

Notes To The Interim Consolidated Financial Statements

(unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the period ended December 31, 2002 as set out in Advantage's Annual Report.

1. BANK DEBT

After giving effect to the renegotiation of the Fund's loan facility, which expires May 29, 2003, Advantage has reached an agreement with a Canadian chartered bank which provides for a $160 million extendible revolving loan facility and a $10 million operating loan facility and extends the maturity to May 29, 2004. The loan's interest rate is based on either prime or bankers acceptances' rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. For the purpose of the cash flow statement the bank overdraft amount is considered cash equivalents.

2. UNITHOLDERS' EQUITY

(i) Unitholders' Capital

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued

	Number of Units	Amount
Balance at December 31, 2002	27,098,782	$ 147,046
Non-cash performance incentive	1,102,163	14,406
Issued on conversion of debentures	578,035	7,611
Non-cash performance incentive estimated (see note 5)	-	1,055
Balance at March 31, 2003	28,778,980	$ 170,118

On January 27, 2003 Advantage issued 1,102,163 Trust Units to satisfy the obligation related to the 2002 year end performance incentive fee (see note 5).

(c) Trust Units Rights Incentive Plan

	Number	Price
Balance at December 31, 2002	175,000	$ 10.58
Reduction of exercise price		(0.64)
Balance at March 31, 2003	175,000	$ 9.94

Due to the exercise price features in the Unit rights, management believes the fair value is not reliably determinable. Based on a March 31, 2003 unit price of $14.85, the increase in the intrinsic value of the Trust Unit Rights during the period was approximately $450,000 ($0.02 per Trust Unit).

(ii) Convertible Debentures

Balance at December 31, 2002	55,000
Converted to Trust Units	(7,688)
Balance at March 31, 2003	47,312

The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the three months ended March 31, 2003 $7,688,000 debentures were converted resulting in the issuance of 578,035 Advantage Units.

3. CASH DISTRIBUTIONS

Cash distributions to Unitholders were paid as follows:

Period ended	Record date	Payment date	Distribution	Distribution per Unit
Jan. 31, 2003	Jan. 31, 2003	Feb. 18, 2003	$ 5,076	$ 0.18
Feb. 28, 2003	Feb. 28, 2003	Mar. 17, 2003	$ 6,533	0.23
Mar. 31, 2003	Mar. 31, 2003	Apr. 15, 2003	$ 6,619	0.23
			$ 18,228	$ 0.64

4. FINANCIAL INSTRUMENTS

As at March 31, 2003 the Fund has the following costless collar contracts outstanding:

Volume	Effective Period	Floor Price	Ceiling Price
Natural gas - AECO			
9,500 mcf/d	May 1, 2003 - August 31, 2003	$ 5.78/mcf	$ 8.03/mcf
9,500 mcf/d	May 1, 2003 - August 31, 2003	$ 6.04/mcf	$ 8.51/mcf
9,500 mcf/d	May 1, 2003 - August 31, 2003	$ 6.30/mcf	$ 8.30/mcf
Crude oil - WTI			
200 bbls/d	October 1, 2002 - September 30, 2003	US$ 24.80/bbl	US$ 28.00/bbl

As at March 31, 2003 the settlement value of the hedges outstanding was approximately $0.6 million.

5. NON-CASH PERFORMANCE INCENTIVE

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At March 31, 2003 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first three months performance as the actual amount is only calculated and paid on an annual basis.

The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2003 opening Unit Price was $13.07. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. It is expected that the fee will be paid to the Manager in Advantage Trust Units and therefore the estimated fee to March 31, 2003 of $1.1 million has been classified as Unitholders' Capital. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

Directors

Gary F. Bourgeois
Kelly I. Drader
Ronald A. McIntosh
Roderick M. Myers
Steven Sharpe
Lamont C. Tolley
Rodger A. Tourigny

Officers

Kelly I. Drader
President & CEO

Patrick J. Cairns
Senior Vice President

Gary F. Bourgeois
Vice President, Corporate Development

Peter A. Hanrahan
CFO & Controller

Rick P. Mazurkewich
Vice President, Operations

Tony Takahashi
Vice President, Exploitation

Corporate Secretary

Jay P. Reid
Partner, Burnet, Duckworth and Palmer

Operating Company

Advantage Oil & Gas Ltd.

Auditors

KPMG LLP

Bankers

The Bank of Nova Scotia
National Bank of Canada
Bank of Montreal

Independent Reserve Evaluators

Sproule Associates Limited

Legal Counsel

Burnet, Duckworth and Palmer

Abbreviations

bbls -	barrels
mbbls -	thousand barrels
mmbbls -	million barrels
bbls/d -	barrels per day
boe -	barrels of oil equivalent (6 mcf = 1 bbl)
mmboe -	million barrels of oil equivalent
boe/d -	barrels of oil equivalent per day
bcf -	billion cubic feet
mcf -	thousand cubic feet
mmcf -	million cubic feet
mmcf/d -	million cubic feet per day
gj -	gigajoules
NGLs -	natural gas liquids
WTI -	West Texas Intermediate

Corporate Offices

Petro-Canada Centre
Suite 3100,
150 - 6 Avenue SW
Calgary, Alberta T2P 3Y7
(403) 261-8810

The Exchange Tower
130 King Street West, Suite 1800
P.O. Box 427
Toronto, Ontario M5X 1E3
(416) 945-6636

Transfer Agent

Computershare Trust Company of Canada

Contact Us

Toll free: 1-866-393-0393
Visit our website at www.advantageincome.com

Toronto Stock Exchange Trading Symbol

AVN.UN

ADVANTAGE

ENERGY INCOME FUND

Suite 3100, 150 - 6 Avenue SW
Calgary, Alberta
T2P 3Y7
Telephone: (403) 261-8810
Toll Free: 1-866-393-0393
www.advantageincome.com

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Advantage Confirms That It Is Not Affected By The Proposed Regulatory Decision To Shut-In Gas Production In Northeast Alberta

(TSX: AVN.UN)

CALGARY, June 4 /CNW/ - Advantage Energy Income Fund ("Advantage" or "the Fund") confirms that it is not affected by yesterday's announcement that the Alberta Energy and Utilities Board has proposed a change in policy respecting production from the Wabiskaw and McMurray Formations in the Athabasca Oil Sands Area.

While the proposal may impact producers in that region, Advantage does not have any natural gas production in the effected area.

%SEDAR: 00016522E

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393; ADVANTAGE ENERGY INCOME FUND, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
(AVN.UN.)

CO: Advantage Energy Income Fund

CNW 13:01e 04-JUN-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Advantage Maintains Monthly Distribution at $0.23 per Unit

(82)

(TSX: AVN.UN)

CALGARY, June 16 /CNW/ - Advantage Energy Income Fund ("Advantage" or "the Fund") is pleased to announce that the cash distribution for the month of June will be $0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 17.0% based on the June 13, 2003 closing price of $16.23 per Unit.

The distribution will be payable on July 15, 2003 to Unitholders of record at the close of business on June 30, 2003. The ex-distribution date is June 26, 2003. The cash distribution is based on 30.8 million Units currently outstanding.

The Fund also announces the following recent highlights:

Hedging:
The Fund recently entered into additional costless collar transactions hedging 14.2 mmcf/d of natural gas production with an average floor price of $7.02/mcf and a ceiling price of $8.97/mcf for the period September, 2003 to December, 2003. This represents approximately 22% of anticipated natural gas production for that period.

Convertible Debentures:
Approximately 63% of the $55 million Convertible Debentures issued on October 18, 2002 have been converted into Units of the Fund leaving a balance of $20.6 million outstanding at June 13, 2003.

The Fund is also pleased to announce that the Board of Directors has approved an expanded capital expenditure program for the remainder of 2003. The Fund now contemplates spending approximately $52 million aimed primarily at shallow, long life natural gas infill and development drilling projects.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

%SEDAR: 00016522E

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393; ADVANTAGE ENERGY INCOME FUND, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
(AVN.UN.)

CO: Advantage Energy Income Fund

CNW 12:27e 16-JUN-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Advantage Announces $30 Million Convertible Debenture Bought Deal Financing

(83)

03 JUL 15 AM 7:21

This press release is not for release or distribution in the United States.

(TSX: AVN.UN)

CALGARY, June 17 /CNW/ - Advantage Energy Income Fund ("Advantage" or the "Fund") (AVN.UN-TSX) is pleased to announce it has entered into an agreement, on a bought deal basis with a syndicate of underwriters led by Scotia Capital, and including BMO Nesbitt Burns Inc., National Bank Financial Inc., CIBC World Markets Inc. and FirstEnergy Capital Corp. for an offering of $30 million aggregate principal amount of convertible unsecured subordinated debentures (the "Convertible Debentures"). The Convertible Debentures, with a face value of $1,000 per debenture, will have a coupon of 9.00%, mature on August 1, 2008 and be convertible into trust units of Advantage at a price of $17.00 per trust unit. Purchasers converting their Convertible Debentures will receive accrued and unpaid interest thereon. Purchasers of the Convertible Debentures will receive interest semi-annually with the first interest payment on February 1, 2004. The offering is expected to close on or before July 8, 2003.

The net proceeds of the offering will be used to fund the previously announced expanded capital expenditures program aimed primarily at shallow, long life natural gas infill and development drilling projects. In the interim the net proceeds will be used to repay outstanding indebtedness.

The offering of Convertible Debentures is being made in Canada pursuant to a short-form prospectus, to Qualified Institutional Buyers in the United States pursuant to the exemption from registration provided by Rule 144A under the Securities Act of 1933 and internationally as permitted.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

Advantage's trust units and outstanding convertible debentures trade on the Toronto Stock Exchange under the symbols AVN.UN and AVN.DB respectively.

The information in this news release contains certain forward looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

%SEDAR: 00016522E

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393; ADVANTAGE ENERGY INCOME FUND, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
(AVN.UN.)

CO: Advantage Energy Income Fund

CNW 16:42e 17-JUN-03

(84)

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the *United States Securities Act of 1933*, as amended (the "U.S. Securities Act) or the securities laws of any state. Accordingly, except pursuant to the exemption from registration afforded by Rule 144A under the U.S. Securities Act, these securities may not be offered or sold within the United States and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

New Issue **June 19, 2003**

PRELIMINARY SHORT FORM PROSPECTUS

ADVANTAGE

ENERGY INCOME FUND

$30,000,000
9.00% Convertible Unsecured Subordinated Debentures

This short form prospectus qualifies the distribution of 30,000 9.00% convertible unsecured subordinated debentures due August 1, 2008 (the "**Debentures**") of Advantage Energy Income Fund (the "**Trust**" or "**Advantage**") at a price of $1,000 per Debenture (the "**Offering**"). The Debentures bear interest at an annual rate of 9.00% payable semi-annually on February 1 and August 1 in each year commencing February 1, 2004. The Debentures are redeemable by Advantage at a price of $1,050 per Debenture after August 1, 2006 and on or before August 1, 2007 and at a price of $1,025 per Debenture after August 1,.2007 and before maturity on August 1, 2008, in each case, plus accrued and unpaid interest thereon, if any. See "Details of the Offering".

Debenture Conversion Privilege

Each Debenture will be convertible into trust units (the "**Trust Units**") of Advantage at the option of the holder at any time prior to the close of business on the earlier of August 1, 2008 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $17.00 per Trust Unit, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest thereon. Notwithstanding the foregoing, no Debentures may be converted during the 5 Business Days preceding February 1 and August 1 in each year, commencing February 1, 2004, as the registers of the Debenture Trustee will be closed during such periods.

The issued and outstanding Trust Units are listed on the Toronto Stock Exchange (the "**TSX**"). The Trust has applied to list the Trust Units issuable on conversion, redemption or maturity of the Debentures on the TSX and has applied to list the Debentures distributed under this short form prospectus on the TSX. Listing of the Trust Units issuable on conversion, redemption or maturity of the Debentures on the TSX and listing of the Debentures on the TSX will be subject to the Trust fulfilling all of the requirements of the TSX. On June 18, 2003, the closing price of the Trust Units on the TSX was $15.88. The offering price of the Debentures was determined by negotiation among Advantage Investment Management Ltd. (the "**Manager**") and Advantage Oil & Gas Ltd. ("**AOG**"), the operating company, on behalf of the Trust, and Scotia Capital Inc. on its own behalf and on behalf of BMO Nesbitt Burns Inc., National Bank Financial Inc., CIBC World Markets Inc. and FirstEnergy Capital Corp. (collectively, the "**Underwriters**"). The net proceeds of the Offering will be used by the Trust to fund drilling and exploitation capital expenditures in the Trust's core areas and, in the interim, will be used to reduce outstanding indebtedness under the Trust's credit facilities, which facilities have been or may be used to fund property acquisitions, capital expenditures and general corporate expenditures. See "Recent Developments" and "Use of Proceeds".

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Debenture	$1,000	$40	$960
Total	$30,000,000	$1,200,000	$28,800,000

Note:

(1) Before deducting expenses of the Offering estimated to be $250,000, which will be paid from the general funds of the Trust.

G:\055971\0028\Convertible Debenture Prelim 08.doc

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the qualification for distribution of the Debentures on behalf of the Trust by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, and on behalf of the Underwriters by Macleod Dixon LLP, Calgary, Alberta.

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that a closing will be held on or about July 8, 2003 or such other date as the Trust and the Underwriters may agree upon. Certificates for the aggregate principal amount of the Debentures will be issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") and will be deposited with CDS on the date of closing. No certificates evidencing the Debentures will be issued to purchasers, except in certain limited circumstances, and registration will be made in the depositary service of CDS. Purchasers of the Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. Subject to applicable laws, the Underwriters may, in connection with this Offering, effect transactions which stabilize or maintain the market price of the Trust Units or the Debentures at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution".

The Trust's earnings coverage ratio for the twelve-month period ended December 31, 2002 is less than 1:1. See "Earnings and Cash Flow Coverage Ratios".

Scotia Capital Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc., three of the Underwriters, are indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to the Trust. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulations in certain provinces. The net proceeds of this Offering received by the Trust may be used to reduce the indebtedness of the Trust to such banks. See "Relationship Among the Trust and Certain Underwriters" and "Use of Proceeds".

Neither the Debentures nor the Trust Units are "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and neither the Debentures nor the Trust Units are insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

Page

SUMMARY

The following is a summary of certain information contained in this short form prospectus and is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this short form prospectus. Reference is made to the Glossary of Terms and the body of this short form prospectus for the definitions of certain terms with initial capital letters used in this short form prospectus and in this summary.

The Trust

Advantage Energy Income Fund is an entity that provides monthly cash distributions to its Unitholders. Advantage was created under the laws of the Province of Alberta pursuant to the Trust Indenture. It is, for Canadian tax purposes, an open-ended mutual fund trust and is categorized as a "natural resource issuer" for the purposes of Canadian securities laws. The Trust is administered by the Trustee. The beneficiaries of the Trust are the Unitholders.

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, AOG, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of AOG, the Royalty, the Notes and the 10 3/8% Notes.

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the Notes and the 10 3/8% Notes, royalty income earned on the Royalty, dividends (if any) received on, and amounts, if any, received on redemption of, AOG's common shares, non-voting shares and preferred shares, and income and distributions received from any Permitted Investments after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. See "Description of Trust Units - Cash Distributions".

The Offering

Issue: 30,000 9.00% convertible unsecured subordinated debentures due August 1, 2008.

Amount of Offering: $30,000,000

Price: $1,000 per Debenture

Use of Proceeds: The net proceeds of the Offering will be used by the Trust to fund drilling and exploitation capital expenditures in the Trust's core areas and, in the interim, will be used to reduce outstanding indebtedness under the Trust's credit facilities, which facilities have been or may be used to fund property acquisitions, capital expenditures and general corporate expenditures.

Debentures

Maturity: August 1, 2008.

Interest: 9.00% per annum payable semi-annually in arrears on February 1 and August 1 in each year, commencing February 1, 2004. The first interest payment on February 1, 2004 will include interest accrued from the closing date to February 1, 2004.

Conversion: The Debentures will be convertible into fully paid and non-assessable Trust Units at the option of the holder at any time prior to the close of business on the earlier of August 1, 2008 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures at a conversion price of $17.00 per Trust Unit, being a conversion rate of 58.82353 Trust Units per $1,000 principal amount of Debentures, subject to adjustment as provided in the Indenture. Holders converting their Debentures will receive accrued and unpaid interest thereon. Notwithstanding the foregoing, no Debentures may be converted during the 5 Business Days preceding February 1 and August 1 in each year, commencing February 1, 2004, as the registers of the Debenture Trustee will be closed during such periods.

Redemption:

The Debentures will not be redeemable on or before August 1, 2006. After August 1, 2006 and prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice, at a price of $1,050 per Debenture after August 1, 2006 and on or before August 1, 2007 and at a price of $1,025 per Debenture after August 1, 2007 and before maturity (each a "**Redemption Price**"), in each case, plus accrued and unpaid interest thereon, if any.

Payment upon Redemption or Maturity:

On redemption or at maturity, the Trust may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price on the Debentures which are to be redeemed or the principal amount of, and premium (if any) on, the Debentures which have matured, as applicable, by issuing and delivering that number of Trust Units obtained by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed, or the principal amount of, and premium (if any) on, the outstanding Debentures which have matured, as the case may be, by 95% of the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be. Any accrued and unpaid interest thereon will be paid in cash.

Change of Control:

Upon the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Trust Units, the Trust will be required to make an offer to purchase, within 30 days following the consummation of the change of control, all of the Debentures then outstanding at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

Subordination:

The payment of the principal of and premium, if any, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Trust and indebtedness to trade creditors of the Trust. The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. The Debentures will not limit the ability of the Trust to incur additional indebtedness, including indebtedness that ranks senior to the Debentures, or from mortgaging, pledging or charging its properties to secure any indebtedness.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. These statements relate to future events or the Trust's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and AOG believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- oil and natural gas production levels;
- the size of the oil and natural gas reserves;
- projections of market prices and costs and the related sensitivities of distributions;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes; and
- capital expenditures programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems; and
- the other factors discussed under "Risk Factors".

These factors should not be construed as exhaustive. None of the Trust, the Manager, nor AOG undertakes any obligation to publicly update or revise any forward-looking statements.

GLOSSARY OF TERMS

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"AOG" means Advantage Oil & Gas Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust. All references to "AOG", unless the context otherwise requires, are references to Advantage Oil & Gas Ltd. and its predecessors;

"ARC" means credits or rebates in respect of Crown royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act* which are commonly known as "Alberta Royalty Credits";

"Business Day" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"Debentures" means the 9.00% convertible unsecured subordinated debentures of the Trust due August 1, 2008;

"Distribution Record Date" means until otherwise determined by the Trustee, the last day of each month of each year, provided that if the last day of the month is not a Business Day, then the Distribution Record Date for such month will be the first Business Day following the last day of each month of the year or such other dates in any year determined from time to time by the Trustee, but December 31 in each year shall be a Distribution Record Date;

"Management Agreement" means the management, advisory and administration agreement dated May 24, 2001, as amended, among 925212 Alberta Ltd., the Manager and the Trustee, on behalf of the Trust;

"Manager" means Advantage Investment Management Ltd., a corporation incorporated under the ABCA;

"Notes" means the 14% unsecured subordinated promissory notes of AOG;

"Offering" means the offering of 30,000 Debentures at a price of $1,000 per Debenture pursuant to this short form prospectus;

"Oil and Natural Gas Properties" or **"Properties"** means the working, royalty or other interests of AOG in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by AOG from time to time;

"Permitted Investments" means, with respect to up to 25% of the total assets of the Trust (unless otherwise approved by AOG's board of directors from time to time): (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee), the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited maturing within 180 days after the date of acquisition; and (iv) trust units and limited partnership units in trusts and limited partnerships which invest in energy related assets, including all types of petroleum and natural gas and energy related assets, and including, without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets;

"Petroleum Substances" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

"Redemption Notes" means notes issued in certain circumstances by the Trust on a redemption of Trust Units;

"Royalty" means the 95% interest in AOG's Petroleum Substances within, upon or under certain of its Oil and Natural Gas Properties granted pursuant to the Royalty Agreement;

"Royalty Agreement" means the royalty agreement entered into between AOG and the Trust dated as of May 24, 2001 and providing for the creation of the Royalty;

"Settled Amount" means the amount of one hundred dollars in lawful money of Canada paid by the settlor of the Trust to the Trustee for the purpose of settling the Trust;

"Shareholder Agreement" means the shareholder agreement entered into as of May 24, 2001 between AOG, the Manager and the Trustee, as trustee for and on behalf of the Trust;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended;

"10.00% Debentures" means the 10.00% convertible unsecured subordinated debentures of the Trust due November 1, 2007;

"10 3/8% Notes" means the 10 3/8% unsecured promissory notes of AOG issued on October 18, 2002;

"Trust" or **"Advantage"** means Advantage Energy Income Fund, a trust established under the laws of Alberta pursuant to the Trust Indenture. All references to the "Trust" or "Advantage", unless the context otherwise requires, are references to Advantage Energy Income Fund, its predecessors, and its subsidiaries;

"Trustee" means Computershare Trust Company of Canada, the successor to Montreal Trust Company of Canada which was the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"Trust Indenture" means the trust indenture between Computershare Trust Company of Canada and AOG made as of April 17, 2001, supplemented as of May 22, 2002 and amended and restated as of June 25, 2002 and May 28, 2003;

"Trust Unit" means a unit of the Trust, each unit representing an equal undivided beneficial interest therein;

"TSX" means the Toronto Stock Exchange;

"Underwriting Agreement" means the agreement dated June 17, 2003 among the Trust, AOG, the Manager and the Underwriters in respect of the Offering;

"Underwriters" means, collectively, Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. CIBC World Markets Inc. and FirstEnergy Capital Corp.;

"United States" or **"U.S."** means the United States of America; and

"Unitholders" means the holders from time to time of the Trust Units.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS

Oil and Natural Gas Liquids

bbls	barrels
mbbls	thousand barrels
mmbbls	million barrels
NGLs	natural gas liquids
mstb	thousand stock tank barrels of oil
mmboe	million barrels of oil equivalent
mboe	thousand barrels of oil equivalent
boe/d	barrels of oil equivalent per day
bbls/d	barrels of oil per day

Natural Gas

mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
m^3	cubic metres
mmbtu	million British Thermal Units
GJ	Gigajoule

Other

BOE or boe	means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one barrel of oil. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
WTI	means West Texas Intermediate.
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
psi	means pounds per square inch.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.950

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of AOG at Suite 3100, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3H7, telephone (403) 261-8810. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of Advantage at the above-mentioned address and telephone number.

The following documents of the Trust, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

1. the Trust's Renewal Annual Information Form (the "**AIF**") dated April 28, 2003, including management's discussion and analysis of Advantage for the year ended December 31, 2002 incorporated therein;

2. the audited comparative consolidated financial statements of the Trust for the year ended December 31, 2002 and the period from May 24, 2001 and ending December 31, 2001, together with the reports of the auditors' thereon;

3. the information circular – proxy statement of the Trust dated April 17, 2003 relating to the annual and special meeting of holders of Trust Units held on May 28, 2003 (excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance"); and

4. the unaudited interim comparative consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust as at and for the three months ended March 31, 2003 and 2002.

Any material change reports (excluding confidential reports), comparative interim financial statements and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

ADVANTAGE ENERGY INCOME FUND

Advantage Energy Income Fund, Advantage Oil & Gas Ltd. and Advantage Investment Management Ltd.

Advantage Energy Income Fund is an entity that provides monthly cash distributions to its Unitholders. Advantage was created under the laws of the Province of Alberta pursuant to the Trust Indenture. It is, for Canadian tax purposes, an open-ended mutual fund trust and is categorized as a "natural resource issuer" for the purposes of Canadian securities laws. The Trust is administered by the Trustee. The beneficiaries of the Trust are the Unitholders.

AOG is an oil and natural gas exploitation and development company that is wholly-owned by the Trust. It was originally incorporated in 1979 as Westrex Energy Corp. ("Westrex"). Through a plan of arrangement under the ABCA, Westrex merged with Search Energy Inc. on December 31, 1996, and changed its name to Search Energy Corp. ("Search") on January 2, 1997. The management of Westrex was, for the most part, replaced with the management of Search. The merger was accounted for as a "reverse take-over" in accordance with Canadian generally accepted accounting principles.

Effective May 24, 2001, all of the issued and outstanding common shares of Search were acquired by 925212 Alberta Ltd. ("AcquisitionCo"), a corporation wholly-owned by the Trust. Search and AcquisitionCo were then amalgamated and continued as "Search Energy Corp.". On July 26, 2001, Search acquired all of the shares of Due West Resources Inc. ("Due West'). Effective August 1, 2001, Search and Due West were amalgamated and continued as "Search Energy Corp.". Effective January 1, 2002, Search acquired a number of natural gas properties located primarily in southern Alberta formerly administered by Gascan Resources Ltd. On June 26, 2002 Search changed its name to Advantage Oil & Gas Ltd. On November 18, 2002 AOG acquired all of the issued and outstanding shares of Best Pacific Resources Ltd.

In accordance with the Management Agreement, the Manager has agreed to act as manager of the Trust and AOG. The Manager is a Canadian-owned energy advisory management corporation, incorporated on March 19, 2001, pursuant to the provisions of the ABCA.

The head office of the Trust and the Manager and the head office and the registered office of AOG is located at Suite 3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of the Manager is located at Suite 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

DESCRIPTION OF BUSINESS

Advantage Energy Income Fund

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, AOG, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of AOG, the Royalty, the Notes and the 10 3/8% Notes.

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the Notes and the 10 3/8% Notes, royalty income earned on the Royalty, dividends (if any) received on, and amounts, if any, received on redemption of, AOG's common shares, non-voting shares and preferred shares, and income and distributions received from any Permitted Investments after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures.

Advantage Oil & Gas Ltd.

AOG is actively engaged in the business of oil and gas exploitation, development, acquisition and production in the Provinces of Alberta, British Columbia and Saskatchewan.

Advantage Investment Management Ltd.

Pursuant to the Management Agreement, the Manager has agreed to act as manager of the Trust and AOG. The board of directors of AOG has retained the Manager to provide comprehensive management services and has delegated certain authority to the Manager to assist in the administration and regulation of the day-to-day operations of the Trust and AOG and assist in executive

decisions which conform to the general policies and general principles previously established by the board of directors of AOG. The Manager is entitled to designate two directors to serve on the board of directors of AOG. The Manager also provides executive officers to AOG, subject to the approval of the board of directors of AOG.

RECENT DEVELOPMENTS

Revenue Protection

Advantage has a revenue protection plan originally designed to manage, until August 31, 2003, the volatility of natural gas prices and to assist with stabilizing cash flow and distributions per Trust Unit. These costless collar contracts on approximately 60% of the Trust's current natural gas production (net of royalties) are described on page 21 of the Trust's AIF. In addition, on June 16, 2003 Advantage announced that it had recently entered into additional hedging contracts, which expire on December 31, 2003. These new costless collar contracts on approximately 22% of the Trust's anticipated natural gas production (net of royalties) for the term of the commitment commence September 1, 2003 and are further described below:

Type of Commitment	Price per Unit	Volume	Term of Commitment
Collar - Natural Gas - AECO 'c'	\$6.65/GJ to \$8.50/GJ	15,000 GJ/d	Sept. 1, 2003 - Dec. 31, 2003

Additional Capital Expenditures

On June 16, 2003 Advantage announced that the board of directors of AOG approved an increase in the Trust's capital expenditure budget from \$35,395,000 to \$52,194,000. The increase in the capital expenditure budget resulted primarily from the shift in the Trust's development emphasis for the balance of 2003 from oil to natural gas to take advantage of the current robust natural gas prices as well as those anticipated for the fall of 2003 and into 2004. The increase in the capital expenditure budget of approximately \$16,800,000 is intended to be utilized to drill an additional 40 wells and recomplete and additional 11 wells in the Medicine Hat, Shouldice and Wainwright areas of Alberta.

Management Agreement

The independent members (the "Independent Members") of the board of directors of AOG are continuing to monitor the trend in the oil and gas income fund and royalty trust sector regarding the internalization of management. The Independent Members are maintaining a continuing dialogue with the Manager in respect of the continuation, renewal or renegotiation of the Management Agreement or the possible internalization of the management of the Trust. This dialogue and review is an ongoing process and the Trust cannot, at this time, predict what the outcome of such dialogue will be.

DETAILS OF THE OFFERING

The offering consists of 30,000 Debentures at a price of \$1,000 per Debenture. The following is a summary of the material attributes and characteristics of the Debentures. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Indenture (as defined below) with respect to the Debentures.

General

The Debentures will be issued under a trust indenture to be dated as of the closing date (the "**Indenture**"), which will be made among the Trust, AOG and Computershare Trust Company of Canada (the "**Debenture Trustee**"), as trustee. The Debentures authorized for issue will be limited in aggregate principal amount to \$30,000,000. The Trust may, however, from time to time, without the consent of the holders of the Debentures but subject to the limitations described herein, issue additional debentures of the same series or of a different series under the Indenture, in addition to the Debentures offered hereby.

The Debentures will be dated as of the closing date and will mature on August 1, 2008. The Debentures will be issuable only in denominations of \$1,000 and integral multiples thereof.

The Debentures will bear interest from the date of issue at 9.00% per annum, which will be payable semi-annually in arrears on February 1 and August 1 in each year, commencing with February 1, 2004. The first interest payment will include interest accrued from the closing of the Offering to February 1, 2004.

The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Trust Units as further described under "Payment upon Redemption or Maturity" and "Redemption and Purchase". The interest on the Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Election as described under "Interest Payment Option".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "Subordination". The Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Debentures will be convertible at the holder's option into fully paid and non-assessable Trust Units at any time prior to the close of business on the earlier of August 1, 2008 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $17.00 per Trust Unit, being a conversion rate of 58.82353 Trust Units for each $1,000 principal amount of Debentures. No adjustment will be made for distributions on Trust Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures will receive accrued and unpaid interest thereon. Notwithstanding the foregoing, no Debentures may be converted during the 5 Business Days preceding February 1 and August 1 in each year, commencing February 1, 2004, as the registers of the Debenture Trustee will be closed during such periods.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the conversion price in certain events including: (a) the subdivision or consolidation of the outstanding Trust Units; (b) the distribution of Trust Units to holders of Trust Units by way of distribution or otherwise other than an issue of securities to holders of Trust Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Trust Units entitling them to acquire Trust Units or other securities convertible into Trust Units at less than 95% of the then current market price (as defined below under "Payment upon Redemption or Maturity") of the Trust Units; and (d) the distribution to all holders of Trust Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the conversion price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Trust Units or in the case of any consolidation, amalgamation or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up, be entitled to receive the number of Trust Units or other securities or other property that on the exercise of the conversion right that such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Trust Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up.

No fractional Trust Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Redemption and Purchase

The Debentures will not be redeemable on or before August 1, 2006. After August 1, 2006 and prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice, at a Redemption Price of $1,050 per Debenture after August 1, 2006 and on or before August 1, 2007 and at a Redemption Price of $1,025 per Debenture after August 1, 2007 and before maturity, in each case, plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of, and premium (if any) on, the outstanding Debentures which have matured, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of, and premium (if any) on, the Debentures which have matured, as the case may be, by issuing Trust Units to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of, and premium (if any) on, the outstanding Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the maturity date, as the case may be. No fractional Trust Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" will be defined in the Indenture to mean the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be.

Subordination

The payment of the principal of, and premium, if any, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Trust and indebtedness to trade creditors of the Trust. "Senior Indebtedness" of the Trust will be defined in the Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Trust (whether outstanding as at the date of the Indenture or thereafter incurred), other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to, the Debentures.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and the notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. Specifically, the Debentures will be subordinated in right of payment to the prior payment in full of all indebtedness under the Credit Facilities, as defined herein.

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Trust Units (a "**Change of Control**"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "**Debenture Offer**"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "**Debenture Offer Price**").

The Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Debentures.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Debenture Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.

Interest Payment Option

The Trust may elect, from time to time, to satisfy its obligation to pay interest on the Debentures (the "**Interest Obligation**"), on the date it is payable under the Indenture (an "**Interest Payment Date**"), by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Indenture (the "**Unit Interest Payment Election**"). The Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Trust Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Trust Units in satisfaction of the Interest Obligation.

Events of Default

The Indenture will provide that an event of default ("**Event of Default**") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, when due on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66⅔% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Indenture will provide that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" will be defined in the Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Trust Units of the Trust by the current market price of the Trust Units on the relevant date.

Book-Entry System for Debentures

The Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS (a "**Participant**"). On the closing date, the Debenture Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. The Debentures will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Debentures (a "**Beneficial Owner**") will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Debentures are purchased.

Neither the Trust nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of the Trust to CDS.

As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to Beneficial Owners in fully registered and certificate form (the "**Debenture Certificates**") only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Trust or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Debentures and the Trust is unable to locate a qualified successor; (d) the Trust, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default (as defined herein), Participants acting on behalf of Beneficial Owners representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest, provided the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee must notify CDS, for and on behalf of Participants and Beneficial Owners, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the single certificate representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter the Trust will recognize the holders of such Debenture Certificates as debentureholders under the Indenture.

Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal and premium, if any, including payment in the form of Trust Units if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, and premium, if any, including payment in the form of Trust Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Indenture.

DESCRIPTION OF TRUST UNITS

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. As at May 31, 2003, 30,345,214 Trust Units were issued and outstanding. Each Trust Unit represents an equal fractional undivided beneficial interest in any distributions from, and in any net assets of, the Trust in the event of termination or winding-up of the Trust. The beneficial interests in the Trust are divided into interests in two classes as follows: (i) described and designated as "Trust Units", which are entitled to the rights, subject to limitations, restrictions and conditions set out in the Trust Indenture; and (ii) described and designated as "Special Voting Units", which shall be issued to a trustee and shall be entitled to such number of votes at meetings of Trust Unitholders as is equal to the number of Trust Units reserved for issuance that such Special Voting Units represent, such number of votes and any other rights or limitations to be prescribed by the Board of Directors. The Special Voting Units give AOG the flexibility to acquire the securities of another issuer in consideration for securities which are ultimately exchangeable for Trust Units. All Trust Units are of the same class with equal rights and privileges. Each Trust Unit is transferable, entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Trust, and distributions on liquidation, is fully paid and non-assessable and entitles the holder thereof to one vote at all meetings of Trust Unitholders for each Trust Unit held.

Cash Distributions

The Board of Directors intends for the Trust to make monthly cash distributions. Cash distributions will be made monthly to the Trust Unitholders of record on the last day of each month (unless such day is not a Business Day, in which case the date of record shall be the next following Business Day) and shall be payable on the 15th day of each month or, if such day is not a Business Day, the next following Business Day or such other date as determined from time to time by the Trustee. See "Record of Cash Distributions".

For additional information respecting the Trust Units, including information respecting Unitholders' limited liability, cash distributions the redemption right attached to the Trust Units, meetings of Unitholders, and amendments to the Trust Indenture, see "Additional Information Respecting Advantage Energy Income Fund" at pages 22 through 28, inclusive, of the Trust's AIF.

EARNINGS COVERAGE

The earnings coverage ratios set forth below have been prepared in accordance with Canadian disclosure requirements. These ratios have been prepared using financial information prepared in accordance with Canadian generally accepted accounting principles. The ratios and notes have been prepared for each of the twelve month periods ended December 31, 2002 and March 31, 2003, after giving effect to the Offering of $30 million of Debentures. The ratios for the twelve month period ended March 31, 2003 are based on unaudited financial information. **The Trust's earnings coverage ratio for the 12 months ended December 31, 2002 is less than 1:1. The dollar amount of the coverage deficiency (being the dollar amount of earnings required to attain a ratio of 1:1) is $3.9 million for the 12 months ended December 31, 2002.** Additional information is provided in the notes to the following table.

	Twelve Months Ended December 31, 2002	**Twelve Months Ended March 31, 2003**
Earnings coverage(1)(2)(3)	less than 1	2.9

Notes:

(1) Earnings coverage is equal to net income before interest expense on all long term debt, including the Debentures and the 10.00% Debentures, and before income taxes, all divided by interest expense on all long term debt, excluding the Debentures and the 10.00% Debentures. Under Canadian generally accepted accounting principles the 10.00% Debentures are and the Debentures will be included in Unitholders' equity and the associated interest payments will be charged to equity.

(2) The Trust's interest requirements amount to $4.3 million for the 12 month period ended December 31, 2002 and $5.0 million for the 12 month period ended March 31, 2003. The Trust's earnings before interest and income tax for the 12 month period ended December 31, 2002 and the 12 month period ended March 31, 2003 was $0.4 million and $14.6 million, respectively. The earnings in the coverage ratios are not assumed to change as a result of net proceeds from the offering.

(3) If the interest from the Debentures and the 10.00% Debentures were included in interest expense, the earnings coverage ratios would be less than 1 and 1.4, for the 12 month periods ended December 31, 2002 and March 31, 2003, respectively.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2002, March 31, 2003 and as at May 31, 2003, both before and after giving effect to the Offering.

Designation Authorized	As at December 31, 2002	March 31, 2003 (unaudited)	As at May 31, 2003, before giving effect to the Offering (unaudited)	As at May 31, 2003, after giving effect to the Offering (unaudited)
		($ thousands, except share amounts)		
Bank Debt ($170,000)[2]	$114,222	$120,397	$131,065	$102,515[1]
Trust Units[3] (unlimited)	$161,452 (27,098,782 Trust Units)	$170,118 (28,778,980 Units)	$190,949 (30,345,214 Trust Units)	$190,949 (30,345,214 Trust Units)
10.00% Debentures ($55,000)	$55,000	$47,312	$26,481	$26,481
9.00% Debentures ($30,000)	Nil	Nil	Nil	$30,000
Special Voting Units (unlimited)	Nil	Nil	Nil	Nil

Notes:

(1) After deducting the estimated costs of the Offering of $250,000 and the Underwriters' commissions of $1,200,000 and assuming the net proceeds of the Offering are used to reduce the Trust's indebtedness under its credit facilities.

(2) Advantage has a credit facility which provides for a $160 million extendible revolving loan facility and a $10 million operating loan facility. The loan's interest rate is based on either prime or bankers acceptance rates at the Trust's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2.0% depending on the Trust's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows.

(3) Between December 31, 2002 and May 31, 2003 the Trust issued 1,102,163 Trust Units in payment of management fees and 2,144,269 Trust Units upon conversion of 10.00% Debentures.

(4) As at March 31, 2003, Unitholders' equity of the Trust incorporated cash distributions paid and payable up to March 31, 2003 of $87,208,000 and accumulated income of $50,879,000.

(5) As at March 31, 2003, the Trust had 175,000 incentive rights outstanding under its trust unit incentive rights plan.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The outstanding Trust Units are traded on the TSX under the trading symbol "AVN.UN". The following table sets forth the price range and trading volume of the Trust Units as reported by the TSX for the periods indicated.

Period	High	Low	Volume
2001			
May 29 – 31[1]	$12.55	$12.30	117,537
June	$12.40	$9.25	1,219,309
Third Quarter	$10.50	$7.42	2,226,952
Fourth Quarter	$8.40	$7.05	7,381,300
2002			
First Quarter	$11.35	$7.91	11,207,717
Second Quarter	$12.14	$10.00	7,006,294
Third Quarter	$13.25	$10.40	7,350,914
Fourth Quarter	$13.75	$11.65	7,582,352

Period	High	Low	Volume
2003			
January	$13.73	$12.86	2,153,933
February	$15.58	$13.10	2,736,450
March	$15.59	$11.80	2,732,097
April	$16.15	$14.15	2,320,369
May	$16.55	$15.30	2,579,951
June 1 to 18	$16.95	$15.73	2,106,631

Note:
(1) The Trust Units commenced trading on the TSX on May 29, 2001.

RECORD OF CASH DISTRIBUTIONS

The following is a summary of the distributions declared by Advantage from its inception in May of 2001 to June 19, 2003.

For the 2001 Period Ended	Distributions per Unit	Payment Date
June 30	$0.28	July 16, 2001
July 31	$0.28	August 15, 2001
August 31	$0.22	September 17, 2001
September 30	$0.22	October 15, 2001
October 31	$0.15	November 15, 2001
November 30	$0.15	December 17, 2001
December 31	$0.15	January 15, 2002
Total:	**$1.45**	

For the 2002 Period Ended	Distributions per Unit	Payment Date
January 31	$0.15	February 15, 2002
February 28	$0.13	March 15, 2002
March 31	$0.13	April 15, 2002
April 30	$0.13	May 15, 2002
May 31	$0.13	June 17, 2002
June 30	$0.13	July 15, 2002
July 31	$0.13	August 15, 2002
August 31	$0.13	September 16, 2002
September 30	$0.13	October 15, 2002
October 31	$0.18	November 15, 2002
November 30	$0.18	December 16, 2002
December 31	$0.18	January 15, 2003
Total:	**$1.73**	

During 2003, monthly cash distributions were declared in the following amounts:

For the 2003 Period Ended	Distributions per Unit	Payment Date
January 31	$0.18	February 18, 2003
February 28	$0.23	March 17, 2003
March 31	$0.23	April 15, 2003
April 30	$0.23	May 15, 2003
May 30	$0.23	June 16, 2003
June 30[(1)]	$0.23	July 15, 2003
Total:	**$1.33**	

Note:
(1) The Trust announced on June 16, 2003 that a monthly distribution of distributable cash will be paid on July 15, 2003 to Unitholders of record on June 30, 2003.

The Trust intends to make cash distributions on the 15th day of each month (or the first Business Day thereafter) to holders of Trust Units of record on the immediately preceding record date.

USE OF PROCEEDS

The estimated net proceeds to the Trust from the sale of the Debentures hereunder are estimated to be $28,550,000 after deducting the fees of $1,200,000 payable to the Underwriters and the estimated expenses of the issue of $250,000. See "Plan of Distribution". The net proceeds of the Offering will be used by the Trust to fund drilling and exploitation capital expenditures in the Trust's core areas and, in the interim, will be used to reduce outstanding indebtedness under the Trust's credit facilities, which facilities have been or may be used to fund property acquisitions, capital expenditures and general corporate expenditures. See "Recent Developments" and "Relationship Among the Trust and Certain Underwriters".

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 30,000 Debentures to the Underwriters, and the Underwriters have severally agreed to purchase such Debentures on or about July 8, 2003, or such other date as may be agreed among the parties to the Underwriting Agreement. Delivery of the Debentures is conditional upon payment on closing of $1,000 per Debenture by the Underwriters to the Trust. The Underwriting Agreement provides that, in consideration for their services in connection with this Offering, the Trust will pay the Underwriters' fee of $40 per Debenture for Debentures issued and sold by the Trust, for an aggregate fee payable by the Trust of $1,200,000. The terms of the Offering of the Debentures were determined by negotiation between the Manager and AOG, on behalf of the Trust, and Scotia Capital Inc. on its own behalf and on behalf of the other Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Debentures which it has agreed to purchase, any one or more of the other Underwriters may, but is not obligated to, purchase such Debentures. The Underwriters are, however, obligated to take up and pay for all Debentures if they are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and AOG will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that a closing will be held on or about July 8, 2003, or such other date as the Trust and the Underwriters may agree upon. The Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS. See "Details of the Offering - Book-Entry System for Debentures".

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units or the Debentures at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it shall not offer or issue, or enter into an agreement to offer or issue, Trust Units or Debentures or any securities convertible or exchangeable into Trust Units or Debentures for a period of 90 days subsequent to the closing date of the Offering (with the exception of Trust Units issued pursuant to the Trust's trust unit incentive plan and upon the conversion of the 10.00% Debentures or the Debentures) without the consent of Scotia Capital Inc., acting on behalf of the Underwriters, which consent may not be unreasonably withheld.

The Trust has applied to list the Trust Units issuable on conversion, redemption or maturity of the Debentures on the TSX and has applied to list the Debentures distributed under this short form prospectus on the TSX. Listing of the Trust Units issuable on conversion, redemption or maturity of the Debentures on the TSX and listing of the Debentures on the TSX will be subject to the Trust fulfilling all of the requirements of the TSX.

The Debentures have not been and will not be registered under the *United States Securities Act of 1933,* as amended (the "**U.S. Securities Act**") and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the US Securities Act. The Underwriters have agreed that they will not offer, sell or deliver

Debentures within the United States except in transactions exempt from registration pursuant to Rule 144A under the U.S. Securities Act.

In addition, until 40 days after the commencement of the Offering, any offer or sale of the Debentures within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

INTEREST OF EXPERTS

Certain legal matters relating to this Offering will be passed upon by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, on behalf of the Trust, and by Macleod Dixon LLP, Calgary, Alberta, on behalf of the Underwriters. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this short form prospectus or in a document that is specifically incorporated by reference into this short form prospectus as having prepared or certified a part of this short form prospectus, or a report or valuation described in this short form prospectus or in a document specifically incorporated by reference into this short form prospectus, has received or shall receive a direct or indirect interest in the property of the Trust or of any associate or affiliate of the Trust. As at the date hereof, the aforementioned persons and companies beneficially own, directly or indirectly, less than 1% of the securities of the Trust and its associates and affiliates. Further, as of the date hereof, the principals of Sproule Associates Limited, as a group, beneficially own, directly or indirectly, less than 1% of the securities of the Trust. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Trust or of any associates or affiliates of the Trust, except for Jay P. Reid, the Corporate Secretary of AOG, who is a partner at Burnet, Duckworth & Palmer LLP, which law firm renders legal services to the Trust.

PROMOTERS

The Manager may be considered to be a promoter of the Trust under applicable securities laws by reason of having taken the initiative in founding and organizing the business and enterprise of the Trust. Except as set forth elsewhere in this short form prospectus and the documents incorporated by reference herein, the Manager and its subsidiaries have not received, and it is not presently intended that they shall receive, directly or indirectly from the Trust or from a subsidiary of the Trust, anything of value, including money, property, contracts, options or rights of any kind. In addition, the Trust and its subsidiaries have not acquired any assets during the two years prior to the date hereof, and it is not presently intended that the Trust and its subsidiaries will acquire any assets, from the Manager or its subsidiaries. The Manager does not beneficially own, directly or indirectly, or exercise control over, any voting securities of the Trust or any of its subsidiaries. The directors, officers and insiders of the Manager own, in the aggregate, 1,175,658 Trust Units (approximately 3.8% of the Trust Units issued and outstanding as at the date hereof). Pursuant to the Management Agreement among the Trust, AOG and the Manager, the Manager receives fees and also is entitled to reimbursement of certain expenses.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and Macleod Dixon LLP (collectively, "**Counsel**"), the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act and the regulations thereunder (the "***Regulations***") generally applicable to a holder who acquires *Debentures* or *Trust Units* (collectively, the "***Securities***") pursuant to this Offering and who, for purposes of the Tax Act and all relevant times, holds the Securities as capital property and deals at arm's length with the Trust. Generally, the Securities will be considered to be capital property to a holder provided the holder does not hold the Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to (a) a subscriber that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules, (b) a subscriber an interest in which would be a "tax shelter investment" as defined in the Tax Act, or (c) a subscriber that is a "specified financial institution" as defined in the Tax Act. Any such subscriber should consult its own tax advisor with respect to an investment in the Securities.

This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the "**Proposed Amendments**") and Counsels' understanding of the current published administrative practices of the Canada Customs and Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the

Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Securities, and no representations with respect to the income tax consequences to any holder or prospective holder are made. Consequently, holders and prospective holders of Securities should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Securities pursuant to this Offering, having regard to their particular circumstances.

Holders of Securities Resident in Canada

This portion of the summary is applicable to holders of Securities who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada.

Debentures

Interest on Debentures

A holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Debentures that accrues to it to the end of the particular taxation year or that has become receivable by or is received by the holder before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

Any other holder will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, if at any time a Debenture should become an "investment contract" (as defined in the Tax Act) in relation to a holder, such holder will be required to include in computing income for a taxation year any interest that accrues to the holder on the Debenture to the end of any "anniversary day" (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the holder's income for that year or a preceding year.

The computation of the amount of interest which is deemed to have been paid on a transfer of Debentures is complex, and in some circumstances unclear. Sellers or transferors of Debentures should consult their own advisors as to whether any withholding obligation applies.

Exercise of Conversion Privilege

A holder of a Debenture who exchanges the Debenture for Trust Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Trust Units so acquired at the time of the exchange and the amount of any cash received in lieu of fractional Trust Units. The holder will realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures".

The cost to the holder of the Trust Units so acquired will also be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Trust Units held as capital property by the holder for the purpose of calculating the adjusted cost base of such Trust Units.

Redemption or Repayment of Debentures

If the Trust redeems a Debenture prior to maturity or repays a Debenture upon maturity and the holder does not exercise the conversion privilege prior to such redemption or repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as interest) on such

redemption or repayment. If the holder receives Trust Units on redemption or repayment, the holder will be considered to have proceeds of disposition equal to the fair market value of the Trust Units so received and the amount of any cash received in lieu of Trust Units. The holder may realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures". The cost to the holder of the Trust Units so received will also be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Trust Units held as capital property by the holder for the purpose of calculating the adjusted cost base of such Trust Units.

Other Dispositions of Debentures

A disposition or deemed disposition by a holder of a Debenture will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the holder's adjusted cost base thereof and any reasonable costs of disposition. Any such capital gains or capital losses will be treated, for tax purposes, in the same manner as capital gains and capital losses arising from a disposition of Trust Units which treatment is discussed below under "Holders of Securities Resident in Canada – Trust Units".

Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income, and will be excluded in computing the holder's proceeds of disposition of the Debenture.

Trust Units

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, notwithstanding that any such amount is payable in Reinvested Trust Units (as defined herein). Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income (or "resource profits") for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act.

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, the adjusted cost base of the Trust Units held by such Unitholder will generally be reduced by such amount. To the extent that the adjusted cost base to a Unitholder of a Trust Unit is less than zero at the end of a taxation year, such negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in that year.

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition. Where Trust Units are redeemed and Redemption Notes are issued to the Unitholder, the proceeds of disposition will include the fair market value of the Redemption Notes. Where Trust Units are redeemed and Notes are distributed to the Unitholder in satisfaction of the Redemption Price, the proceeds of disposition to the Unitholder of the Trust Units will generally be equal to the fair market value of the Notes so distributed. Generally, one-half of any capital gain (a "**taxable capital gain**") realized by a Unitholder in a taxation year must be included in the Unitholder's income for the year, and one-half of any capital loss (an "**allowable capital loss**") realized by a Unitholder in a taxation year may be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A capital loss realized on the disposition of a Trust Unit will generally be reduced by the amount of any non-taxable dividends payable to the Unitholder and, where the Unitholder is a corporation, the amount of any taxable dividends that are deductible by the corporation in computing its taxable income. Similar rules apply where the Unitholder is a partnership or a trust.

The cost to a Unitholder of Trust Units acquired on conversion of a Debenture will equal the fair market value of the Trust Units at that time plus the amount of any other reasonable costs incurred in connection therewith. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property to determine the adjusted cost base to the Unitholder of each Trust Unit.

Taxable capital gains realized by a Unitholder who is an individual may give rise to "alternative minimum tax" depending on the particular Unitholder's circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains.

The adjusted cost base of any Note or Redemption Note distributed or issued to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Note or Redemption Note at the time of the distribution or issuance, as the case may be, less any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Note or Redemption Note (including interest that had accrued to the date of the acquisition of the Note by a Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Note, an offsetting deduction may be available.

Holders of Securities Not Resident in Canada

This portion of the summary applies to a holder of Securities who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Securities in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a "**Non-Resident**").

Debentures

Interest paid or credited, or deemed to be paid or credited (including any premium on redemptions and accrued interest on sales or transfers described below), to a Non-Resident holder of Debentures will generally be subject to Canadian withholding tax as discussed below under "Holders of Securities Not Resident in Canada – Trust Units" with respect to interest paid or credited, or deemed to be paid or credited, on the Note or Redemption Note. A transfer or sale of a Debenture by a Non-Resident Person where there is accrued or unpaid interest will be treated as the receipt of interest by the Non-Resident Holder and will also be subject to Canadian withholding tax, as described herein, and the vendor or transferee will be subject to the obligation to withhold and remit such tax in the manner prescribed in the Tax Act.

The disposition of a Debenture by a Non-Resident holder will generally not be subject to tax under the Tax Act for the same reasons as discussed below under "Holders of Securities Not Resident in Canada – Trust Units" except to the extent that the disposition is to a Canadian resident and a portion of the proceeds are deemed to be interest.

The computation of the amount of interest which is deemed to have been paid on a transfer of Debentures is complex, and in some circumstances unclear. Sellers or transferors of Debentures should consult their own advisors as to whether any withholding obligation applies.

Trust Units

Where the Trust pays or credits, or is deemed to pay or credit, an amount to a Non-Resident Unitholder out of the income of the Trust, such amount will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding is reduced to 15% where such distributions are paid or credited, or deemed to be paid or credited, to Non-Resident Unitholders who are residents of the United States for purposes of the *Canada-United States Income Tax Convention, 1980.*

A capital gain realized by a Non-Resident Unitholder from a disposition or deemed disposition of a Trust Unit will not be subject to tax under the Tax Act provided that the Trust Unit does not constitute "taxable Canadian property" to the particular holder. Trust Units of a Non-Resident Unitholder will generally not constitute "taxable Canadian property" under the Tax Act unless either: (a) at any time during the period of sixty months immediately preceding the disposition of Trust Units by such Non-Resident Unitholder, not less than 25% of the issued Trust Units, or rights to acquire not less than 25% of the issued Trust Units, were owned by the Non-Resident Unitholder, by persons with whom the Non-Resident Unitholder did not deal at arm's length or by any combination thereof; or (b) the Non-Resident Unitholder's Trust Units are otherwise deemed to be taxable Canadian property. A Non-Resident Unitholder will generally compute the adjusted cost base of the Trust Units under the same rules that apply to residents of Canada.

Interest paid or credited, or deemed to be paid or credited, to a Non-Resident Unitholder on a Note or Redemption Note will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding generally is reduced to 10.00% where such interest is paid or credited, or deemed to be paid or credited, to Non-Resident Unitholders who are residents of the United States for purposes of the *Canada-United States Income Tax Convention, 1980.*

If the Trust ceases to qualify as a mutual fund trust, there may be adverse income tax consequences for Non-Resident Unitholders who acquire an interest in the Trust.

Status of the Trust

Based on representations of the Manager, the Trust currently qualifies, and will qualify on the date of the closing of this Offering, as a "unit trust" and a "mutual fund trust" as defined in the Tax Act and this summary assumes that the Trust will continue to so qualify thereafter for the duration of its existence. The qualification of the Trust as a mutual fund trust under the Tax Act requires that certain factual conditions generally be met throughout its existence. Firstly, in order for the Trust to qualify as a mutual fund trust, it must not have been established or at any time be maintained primarily for the benefit of persons who are not residents of Canada for the purposes of the Tax Act. Secondly, the Trust must have at least 150 Unitholders each of whom owns not less than one "block" of Trust Units and each of whom owns Trust Units having an aggregate fair market value of not less than $500. In this case, a "block" of Trust Units generally means 100 Trust Units if the fair market value of one Trust Unit is less than $25. Thirdly, the Trust is required to restrict its activities to investing in property (other than real property or an interest in real property) and acquiring, holding, maintaining, improving, leasing or managing real property (or an interest in real property) that is capital property to the Trust.

Should the Trust not qualify as a mutual fund trust, the income tax considerations would in some respects be materially different than those described below.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for the purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust is the calendar year.

The Trust is required to include in its income for each taxation year all amounts that it receives during the year on royalties held by it, including the Royalty. The Trust will also be required to include in its income all interest, including interest on the Notes, that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received on shares owned by the Trust, including the shares of AOG, will be deemed to have been received by Unitholders and not to have been received by the Trust. Under the Proposed Amendments, the Trust will generally be required to account for its royalty income on an accrual basis.

The Trust will be entitled to deduct, on an annual basis, reasonable administrative expenses incurred in its ongoing operations. The Trust will be entitled to deduct a portion of any costs incurred by it in connection with the issuance of Securities. The

amount of such issue costs deductible by the Trust in a taxation year is 20% of such costs, pro-rated for short taxation years, to the extent such amount was not deductible by the Trust in computing income for a preceding taxation year. Generally speaking, the Trust will be able to deduct interest paid or payable on the Debentures. Interest on the Redemption Notes may not be deductible by the Trust. The Trust may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10.00% on a declining balance basis of its cumulative Canadian oil and gas property expense ("**COGPE**") account at the end of that year, prorated for short taxation years. Counsel is advised that the cost of the Royalty has been added to the Trust's cumulative COGPE account. Provided that the Royalty constitutes a "Canadian resource property", where, as a result of a sale of a property by AOG and the extinguishment of the Royalty with respect thereto, proceeds of disposition become receivable by the Trust in a taxation year, the amount of such proceeds ("**Royalty Disposition Proceeds**") will be required to be deducted from the balance of the Trust's cumulative COGPE account otherwise determined. If all or a portion of the Royalty Disposition Proceeds receivable in a taxation year is utilized in that year by the Trust to acquire additional oil and gas royalty interests in respect of one or more "Canadian resource properties", as defined under the Tax Act, the amount so utilized will be added, in that year, to its cumulative COGPE account. If, after taking into account all additions and deductions for any taxation year, the balance of the cumulative COGPE account of the Trust is negative at the end of such taxation year, the negative balance will be included in the income of the Trust for such year. The Proposed Amendments clarify that the Royalty will only constitute a "Canadian resource property" if, generally speaking, 90% or more of the revenue therefrom is derived from production.

Subject to the Proposed Amendments, the Trust may deduct in computing its income for a year a "resource allowance" computed by reference to its "adjusted resource profits" calculated in accordance with the Regulations. Generally, the Trust's adjusted resource profits will equal its income from any royalties less amounts deducted in computing its income other than deductions in respect of its cumulative COGPE, interest expense or any amount deducted in respect of distributions to Unitholders. Subject to the Proposed Amendments, the Trust may not deduct Crown charges reimbursed by it to AOG in the year in respect of the Royalty. The excess, if any, of reimbursed Crown charges over the resource allowance deductible by the Trust in the year is deemed to be an amount that has become payable to the Unitholders, to the extent designated by the Trust. Counsel understands that the Trust will designate the full amount of any such excess annually in respect of the Unitholders. The Trust may claim as a deduction an amount that is less than the amount of its income that is paid or payable to Unitholders in a year if it designates such amount not to have been paid or become payable to the Unitholders. This may occur for example to utilize losses from prior taxation years. The Proposed Amendments will phase out the resource allowance and phase in the deductibility of Crown charges commending in 2003.

Under the Trust Indenture, an amount equal to all of the royalty, interest and dividend income of the Trust for each year, together with the taxable and non-taxable portions of any capital gains realized by the Trust in the year (net of the Trust's expenses, including interest on the Debentures, and amounts, if any, required to be retained to pay any tax liability of the Trust) will be payable to the Unitholders. Royalty Disposition Proceeds will also be payable to the Unitholders to the extent such proceeds create a negative balance in the cumulative COGPE account of the Trust as at December 31 of any year. Subject to the exceptions described below, all amounts payable to the Unitholders shall be paid by way of cash distributions.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. Further, it is possible that income received by the Trust will be used to repay the principal amount of any outstanding indebtedness (including the Debentures and the Redemption Notes). Accordingly, such income so utilized will not be payable to holders of the Trust Units by way of cash distributions. In such circumstances, such income may be payable to holders of Trust Units in the form of additional Trust Units in lieu of the Trust paying tax thereon.

For purposes of the Tax Act, the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its income for the year otherwise determined. As a result of such deduction from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, based on representations from the Manager and the Trust as to certain factual matters, and subject to the qualifications and assumptions discussed under the heading "Canadian Federal Income Tax Considerations", the Debentures and Trust Units will, on the date of closing, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (other than, with respect to the Debentures, a trust governed by a deferred profit sharing plan to which contributions are made by Advantage or a corporation with which Advantage does not deal at arm's length within the meaning of the Tax Act) and registered education savings plans under the Tax Act as in effect on the date hereof. The Manager has advised Counsel that the cost amount of foreign property of the Trust, if any, will be less than 30%

of the cost amount of all property of the Trust and accordingly the Debentures and Trust Units will not constitute foreign property for such plans.

PRODUCTION HISTORY, PRICES RECEIVED AND CAPITAL EXPENDITURES

The following table sets forth certain information in respect of production, product prices received, royalties, operating expenses, netbacks received, and capital expenditures made by the Trust for the three months ended March 31, 2002 with comparative data for the quarter edited March 31, 2001. The information set forth below is intended to restate the information relating to the comparative quarter for the three months ended March 31, 2001 from that set forth in the Trust's AIF. In calculating boe amounts, natural gas is converted to oil equivalent using 6 mcf of natural gas equalling one barrel of oil equivalent.

	Three Months Ended March 31,	
	2002	2001[(1)]
Average Daily Production[(2)]		
Crude oil (bbls/d)	2,613	2,330
NGLs (bbls/d)	378	212
Natural gas (mmcf/d)	40.9	27.4
Average Net Prices Received[(3)]		
Crude oil ($/bbls)		
Light and medium	31.11	38.18
Heavy	23.54	19.48
NGLs ($/bbls)	21.40	41.44
Natural gas ($/mcf)	3.02	9.34
Royalties[(4)(6)]		
Crude oil and NGLs ($/bbl)	4.13	5.81
Natural gas ($/mcf)	0.52	2.04
Combined ($/boe)	3.65	9.98
Operating Expenses [(5)(6)]		
Crude oil and NGLs ($/bbl)	6.67	5.98
Natural gas ($/mcf)	0.74	0.76
Combined ($/boe)	4.20	4.67
Netback Received [(7)]		
Crude oil and NGLs ($/bbl)	17.03	18.80
Natural gas ($/mcf)	1.76	6.48
Combined ($/boe)	13.25	31.44
Capital Expenditures (thousands of $)		
Exploration (including drilling)	168	3,557
Development (including facilities)	14,802	12,732
Property Acquisitions	3,800	-
Corporate Acquisitions	63,799	-

Notes:

(1) The reorganization of Search into an income trust structure occurred effective May 24, 2001.

(2) Before deduction of royalties.

(3) Product prices are net of costs to transport the product to market and net of hedging gains and losses.

(4) Royalties are net of ARC.

(5) This figure includes all field operating expenses.

(6) Advantage does not record royalties and operating expenses on a commodity basis. Information in respect of royalties and operating expenses for crude oil and NGLs ($/bbl) and natural gas ($/mcf) has been determined by allocating royalties and expenses on an area by area basis based on the relative volume of production of crude oil and NGLs ($/bbl) and natural gas ($/mcf) in those areas.

(7) Information in respect of netbacks received for crude oil and NGLs ($/bbl) and natural gas ($/mcf) is calculated using operating expense figures for crude oil and NGLs ($/bbl) and natural gas ($/mcf), which figures have been estimated. See note (6) above.

RISK FACTORS

There are certain risks inherent in an investment in the Debentures and the Trust Units and in the activities of Advantage, including the risk factors specifically enumerated in the section entitled "Risk Factors" beginning at page 42 of Advantage's AIF, which is incorporated herein by reference, and those set forth below. In particular, general economic conditions, competition and

the volatility of interest rates may have an impact on distributable income of Advantage. Advantage is also subject to risks associated with debt financing, including the risk that any indebtedness may not be able to be refinanced or that the terms of such refinancing may not be as favourable as the terms of the existing indebtedness. In addition, Advantage's results of operations may be negatively affected by downturns or prolonged adverse conditions in the oil and gas industry.

Trading Market for Debentures

The Debentures comprise a new issue of securities of Advantage for which there is currently no public market. If the Debentures are traded after their initial issuance, they may trade at a discount from their initial public offering price depending on prevailing interest rates, the market for similar securities, the performance of Advantage and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

Prior Ranking Indebtedness; Absence of Covenant Protection

The Debentures will be subordinate to all Senior Indebtedness and to any indebtedness of creditors of Advantage. The Debentures will also be effectively subordinate to claims of creditors of Advantage's subsidiaries except to the extent Advantage is a creditor of such subsidiaries ranking at least pari passu with such other creditors.

The Indenture will not limit the ability of Advantage to incur additional debt or liabilities (including Senior Indebtedness) or to make distributions, except, in respect of distributions, where an Event of Default has occurred and such default has not been cured or waived. The Indenture does not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving Advantage. However, the Trust Indenture of Advantage, among other things, restricts its level of indebtedness, provides operating investment guidelines, mandates the making of distributions and specifies the nature of its business.

RELATIONSHIP AMONG THE TRUST AND CERTAIN UNDERWRITERS

Scotia Capital Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc., three of the Underwriters, are indirect wholly-owned subsidiaries of three of the lenders to the Trust pursuant to the Credit Facilities. Accordingly, the Trust may be considered a connected issuer of Scotia Capital Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc. under applicable securities laws. As at May 31, 2003, approximately $131 million was outstanding under the Credit Facilities. See "Consolidated Capitalization of the Trust".

The Trust is in compliance with all material terms of the agreement governing the Credit Facilities and none of the lenders under the Credit Facilities have waived any breach by the Trust of that agreement since its execution. Neither the financial position of the Trust nor the value of the security under the Credit Facilities has changed substantially since the indebtedness under the Credit Facilities was incurred.

The decision to distribute the Debentures offered and the determination of the terms of the distribution were made through negotiations primarily between the Manager, the Trust, and Scotia Capital Inc., on its own behalf and on behalf of the remaining Underwriters. The lenders under the Credit Facilities did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this issuance, Scotia Capital Inc., BMO Nesbitt Burns Inc. and National Bank Financial Inc. will receive their respective share of the Underwriters' fee.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

KPMG LLP, Chartered Accountants, 1200, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9, have been the auditors of the Trust since July 25, 2002.

The transfer agent and registrar for the Trust Units and Debentures is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE TRUST

Dated: June 19, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

ADVANTAGE ENERGY INCOME FUND
BY: ADVANTAGE OIL & GAS LTD.

(signed) Kelly I. Drader
President and Chief Executive Officer

(signed) Peter Hanrahan
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Roderick M. Myers
Director

(signed) Rodger A. Tourigny
Director

PROMOTER

ADVANTAGE INVESTMENT MANAGEMENT LTD.

By: (signed) Kelly I. Drader
President

CERTIFICATE OF THE UNDERWRITERS

Dated: June 19, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

By: (signed) Eric McFadden

BMO NESBITT BURNS INC.

By: (signed) R. Bradley Hurtubise

NATIONAL BANK FINANCIAL INC.

By: (signed) David M. Vetters

CIBC WORLD MARKETS INC.

By: (signed) T. Timothy Kitchen

FIRSTENERGY CAPITAL CORP.

By: (signed) Nicholas J. Johnson

(85)

OC JUL 15 7:21

AMENDED AND RESTATED AS OF MAY 28, 2003

ADVANTAGE ENERGY INCOME FUND

TRUST INDENTURE

Burnet, Duckworth & Palmer LLP

G:\055971\0002\trust indenture May 2003\Indenture 01.doc

TABLE OF CONTENTS

ADVANTAGE ENERGY INCOME FUND
TRUST INDENTURE

TRUST INDENTURE made as of the 17th day of April, 2001, supplemented as of May 22, 2001 and amended and restated as of June 25, 2002 and May 28, 2003.

BETWEEN:

COMPUTERSHARE COMPANY OF CANADA, a trust company incorporated under the laws of Canada, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the "Trustee")

OF THE FIRST PART

- and -

ADVANTAGE OIL & GAS LTD., a body corporate incorporated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called "AOG" or the "Corporation")

OF THE SECOND PART

WHEREAS 687371 Alberta Ltd. (the "Settlor") has paid to the Trustee an amount of one hundred dollars in lawful money of Canada for the purpose of settling the Trust constituted hereby;

AND WHEREAS the Trustee has agreed to hold the Settled Amount and all amounts and other property subsequently received under this Indenture in trust in accordance with the provisions hereinafter set forth;

AND WHEREAS it is intended that the beneficiaries of the Trust shall be the holders of Trust Units, each of which Trust Units shall rank equally in all respects with every other Trust Unit;

AND WHEREAS it is intended that the Trust shall qualify as a "unit trust" and as a "mutual fund trust" under the provisions of paragraph 108(2)(a) and subsection 132(6) of the Tax Act;

AND WHEREAS the parties hereto desire to set out the terms and conditions which shall govern the settlement and the administration of the Trust;

NOW THEREFORE THIS INDENTURE WITNESSETH that in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares and covenants and agrees with and in favor of the holders from time to time of the Trust Units and AOG as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture including the recitals and in the Trust Certificates and schedules hereto, unless the context otherwise requires, the following words and expressions shall have the following meanings:

(a) "ABCA" means the Business Corporations Act (Alberta), s.a. 1981, c.b-15 as amended, including the regulations promulgated thereunder;

(b) "Affiliate" or "Associate", when used to indicate a relationship with a person or company, means an "affiliate" or "associate", respectively, of such person or company as such terms are defined as set forth in the Securities Act (Alberta);

(c) "AOG" or the "Corporation" means Advantage Oil & Gas Ltd., formerly Search Energy Corp., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust. All references to "AOG", unless the context otherwise requires, are references to Advantage Oil & Gas Ltd. and its predecessors and successors;

(d) "ARC" means credits or rebates in respect of Crown royalties which are paid or credited by the Crown, including those paid or credited under the Alberta Corporate Tax Act which are commonly known as "Alberta Royalty Credits";

(e) "Auditors" means such firm of chartered accountants as may be appointed as auditor or auditors of the Trust by or in accordance with Article 16;

(f) "Board of Directors" means the Board of Directors of AOG from time to time;

(g) "Business Day" means a day other than a Saturday, Sunday or statutory holiday in the Province of Alberta;

(h) "Common Shares" means common shares in the capital of AOG;

(i) "Counsel" means a law firm (which may be counsel to AOG) reasonably acceptable to the Trustee;

(j) "Credit Facilities: means the credit facilities made available to the Trust, AOG or any affiliate of the Trust or AOG from time to time and any other credit facilities made available to the Trust, AOG or any affiliate of the Trust or AOG (including any assumed by contract, operation of law or otherwise) from time to time by other Persons (including banks, other financial institutions and Persons wholly-owned, directly or indirectly, by the Trust, AOG or any affiliate of the Trust or AOG) and includes guarantees, either direct or indirect, by the Trust, AOG or any affiliate of the Trust or AOG of any credit facilities made available to Persons wholly-owned, directly or indirectly, the Trust, AOG or any affiliate of the Trust or AOG provided such Person has either made a credit facility available to the Trust, AOG or any affiliate of the Trust or AOG or guaranteed, directly or indirectly, one of the Credit Facilities;

(k) "Distributable Income" means, in respect of a Distribution Record Date, the sum of:

(i) all amounts received by the Trust in respect of the Trust Royalty or any other royalties on Properties since the immediately preceding Distribution Record Date;

(ii) all ARC received by the Trust since the immediately preceding Distribution Record Date;

(iii) all interest income received by the Trust in respect of the Notes and 10⅜% Notes since the immediately preceding Distribution Record Date;

(iv) all dividend income received by the Trust from the Common Shares, Non-Voting Shares and the Preferred Shares since the immediately preceding Distribution Record Date;

(v) all amounts received by the Trust as income or returns on Permitted Investments and Subsequent Investments since the immediately preceding Distribution Record Date from investment of the Trust Fund,

less the sum of

(vi) all Trust Expenses incurred since the immediately preceding Distribution Record Date, and

(vii) any other amounts (including taxes) required by law or hereunder to be deducted, withheld or paid in respect of the Trust since the immediately preceding Distribution Record Date;

(l) "Distributable Income of the Trust" shall have the meaning attributed thereto in Section 5.1;

(m) "Distribution Date" means a date on which the Trustee is required to make a distribution of Distributable Income, which date shall be the 15th day of the month following each Distribution Record Date or, if any such day is not a Business Day, the next following Business Day or such other dates determined from time to time by the Trustee;

(n) "Distribution Period" has the meaning ascribed thereto in Section 5.1;

(o) "Distribution Record Date" means until otherwise determined by the Trustee, the last day of each month of each year, provided that if the last day is not a Business Day, then the Distribution Record Date for such month will be the first Business Day following the last day of each month of the year or such other dates in any year determined from time to time by the Trustee, but December 31 in each year shall be a Distribution Record Date;

(p) "Fair Market Value" means 85% of the Intrinsic Value;

(q) "Initial Permitted Securities" means any equity or debt securities, or rights thereto, authorized or issued from time to time by AOG and any successor to AOG including, without limitation, the Common Shares, Non-Voting Shares, Preferred Shares, 10⅜% Notes and Notes;

(r) "Intrinsic Value" means, in the circumstances set forth in Section 9.4(b) or (c), the fair market value of the Trust Units as determined by the Board of Directors of AOG taking into consideration any deductions required to account for the amount of tax liability incurred by the Trust as a result of such redemption;

(s) "Lender" means the lender or lenders providing the Credit Facilities or the Swap Arrangements;

(t) "Management Agreement" means the management agreement dated May 24, 2001 among the Trust, AOG and the Manager, as the same may be amended from time to time, and includes any subsequent agreement between AOG, the Trust and a manager whereby the manager is engaged to provide certain services in connection with the management and administration of the Trust or AOG;

(u) "Manager" means Advantage Investment Management Ltd. in its capacity as manager of the Trust in accordance with the provisions of the Management Agreement and shall be deemed to include any replacements or successor managers under such agreement or as the Trustee and AOG may appoint hereunder;

(v) "Material Contracts" means the Management Agreement, the Note Indenture, the 10⅜% Note Indenture, the Royalty Agreement, the Shareholder Agreement and the Trust Indenture or, in each case, any amendments or supplements thereto;

(w) "Non-Voting Shares" means the non-voting common shares in the capital of AOG;

(x) "Note Indenture" means the trust indenture providing for the issuance of the Notes dated May 24, 2001 and made between 925212 Alberta Ltd. (a predecessor of AOG) and Computershare Trust Company of Canada, as trustee and as amended by the supplemental note indenture dated December 14, 2001;

(y) "Notes" means the 14% unsecured subordinated promissory notes of AOG issued pursuant to the Note Indenture and "Note" means any one of them;

(z) "Offering" means any issuance or offering of Trust Units or any rights, warrants, special warrants, or other securities to purchase, to convert or redeem into or exchange into Trust Units on a public or private basis in Canada or elsewhere;

(aa) "Offering Documents" means any one or more of a prospectus, information memorandum, offering memorandum, private placement memorandum, rights offering circular and similar public or private offering document, or any understanding, commitment or agreement to issue or offer Trust Units or securities that are convertible, redeemable or exchangeable into Trust Units;

(bb) "Ordinary Resolution" means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the meeting;

(cc) "outstanding", in relation to Trust Units, has the meaning attributed thereto in Section 1.2 hereof;

(dd) "Permitted Investments" means, with respect to up to 25% of the total assets of the Trust (unless otherwise approved by the Board of Directors from time to time) (a) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (b) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee) the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited, (c) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition, and (d) trust units and limited partnership units in trusts and limited partnerships which invest in energy related assets including all types of

petroleum and natural gas and energy related assets, and including without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets; provided that any investment of the type referred to in Section 4.2 shall not be a Permitted Investment;

(ee) "Person" or "person" has the meaning ascribed thereto in the ABCA;

(ff) "Petroleum Substances" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

(gg) "Preferred Shares" means the preferred shares in the capital of AOG;

(hh) "Pro Rata Share" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

(ii) "Properties" means the working, royalty or other interests of AOG in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by AOG from time to time;

(jj) "Redemption Date" has the meaning ascribed thereto in Section 9.2(a);

(kk) "Redemption Note" has the meaning ascribed thereto in Section 9.5;

(ll) "Redemption Price" has the meaning ascribed thereto in Section 9.3(a);

(mm) "Resource Properties" means Canadian resource properties as defined in the Tax Act;

(nn) "Royalty Agreement" means the Royalty Agreement to be entered into between AOG and the Trust dated as of the Effective Date or thereafter, as the case may be and providing for the creation of the Royalty;

(oo) "Settled Amount" means the amount of one hundred dollars ($100) in lawful money of Canada paid by the Settlor to the Trustee for the purpose of settling the Trust;

(pp) "Shareholder Agreement" means the shareholder agreement entered into as of May 24, 2001 between AOG and the Trustee, as trustee for and on behalf of the Trust;

(qq) "Special Resolution" has the meaning attributed thereto in Section 11.6 hereof;

(rr) "Subordination Agreements" has the meaning ascribed thereto in Section 2.6(d);

(ss) "Subsequent Investments" means royalties in respect of Properties and Resource Properties and securities of AOG or any other subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of energy related assets including petroleum and natural gas, including without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets (collectively, "Energy Assets") and whether effected through an acquisition of assets or an

acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets and includes the acquisition of securities of any other person or entity for the purpose of indirectly acquiring Energy Assets;

(tt) "Subsidiary" has the meaning ascribed thereto in the ABCA, provided that with respect to the Trust, any body corporate which would be a Subsidiary of the Trust under the ABCA if the Trust were a body corporate shall be a Subsidiary of the Trust;

(uu) "Swap Arrangements" means swap, hedging and other arrangements made by the Trust, AOG or any affiliate of the Trust or AOG (including any assumed by contract, operation of law or otherwise), from time to time, in respect of commodity prices or rates of exchange of currencies the purpose of which is to mitigate or eliminate exposure to fluctuations in prices of commodities or rates of exchange of one currency for another and includes guarantees, either direct or indirect, by the Trust, AOG or any affiliate of the Trust or AOG of any swap, hedging and other arrangements made by Persons wholly-owned, directly or indirectly, by the Trust, AOG or any affiliate of the Trust or AOG provided such Person has guaranteed, directly or indirectly, one of the Swap Arrangements;

(vv) "Tax Act" means the *Income Tax Act* (Canada) and the Income Tax Regulations and the Income Tax Application Rules applicable with respect thereto, all as amended from time to time;

(ww) "10⅜% Notes" means the 10⅜% unsecured subordinated promissory notes of AOG issued on October 18, 2002 to the Trust;

(xx) "10⅜% Note Indenture" means the trust indenture providing for the issuance of the 10⅜% Notes dated October 18, 2002, as amended by the First Supplemental Note Indenture dated as of the same date and made between AOG and Computershare Trust Company of Canada, as trustee;

(yy) "Transfer Agent" means the Trustee in its capacity as transfer agent for the Trust Units or such other company as may from time to time be appointed by the Trustee to act as transfer agent for the Trust Units together, in either such case, with any subtransfer agent duly appointed by the transfer agent;

(zz) "Trust" refers to the trust relationship between the Trustee and the Unitholders with respect to the Trust Fund, upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund;

(aaa) "Trust Certificate" means the definitive certificate evidencing one or more Trust Units;

(bbb) Trust Expenses" means all expenses incurred by the Trustee, the Manager or any third party, in each case for the account of the Trust, in connection with this Indenture or the Trust Fund, the establishment and ongoing management of the Trust and the ongoing administration of the Trust Units, including without limitation those amounts payable to the Trustee under Sections 7.7, 7.9 and 7.10 or the separate form of indemnity agreement dated April 17, 2001 executed by AOG and the Trustee, and all amounts payable to the Manager by the Trust under the Management Agreement;

(ccc) "Trust Fund", at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trustee for the purposes of the Trust under this Indenture:

(i) the Settled Amount;

(ii) the Initial Permitted Securities;

(iii) the Trust Royalty;

(iv) all funds realized from the sale of, or Permitted Investments obtained in exchange for, Trust Units from time to time;

(v) any Permitted Investments in which funds may from time to time be invested;

(vi) any Subsequent Investments;

(vii) any proceeds of disposition of any of the foregoing property including, without limitation, the Trust Royalty but not Trust Units in the case of a redemption thereof to which Section 9.5 applies; and

(viii) all income, interest, repayments of principal, dividends, return of capital, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accretions to or accruals in respect of any of the foregoing property or such proceeds of disposition from time to time;

(ddd) "Trust Indenture", "Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions refer to this instrument as amended and restated from time to time and not to any particular article, section or portion hereof, and include any and every instrument supplemental or ancillary hereto;

(eee) "Trust Liabilities" has the meaning ascribed thereto in Section 2.6(a);

(fff) "Trust Royalty" means the royalty payable by AOG to the Trust pursuant to the Royalty Agreement;

(ggg) "Trust Units" means the Trust Units of the Trust created, issued and certified hereunder and for the time being outstanding and entitled to the benefits hereof;

(hhh) "Trustee" means the party of the Second Part hereunder or its successor or successors for the time being as trustee hereunder;

(iii) "TSX" means The Toronto Stock Exchange;

(jjj) "Unit" means a unit of the Trust created and issued hereunder and for the time being Outstanding and entitled to the benefits hereof;

(kkk) "Unitholders" means the holders from time to time of one or more Trust Units, as shown on the register of such holders maintained by the Trust or by the Transfer Agent on behalf of the Trust; and

(lll) "year" means a calendar year.

1.2 Meaning of "Outstanding"

Every Trust Unit created, issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation provided that:

(a) when a new Trust Certificate has been issued in substitution for a Trust Certificate which has been lost, stolen or destroyed, only one of such Trust Certificates shall be counted for the purpose of determining the number of Trust Units outstanding; and

(b) for the purposes of any provision of this Indenture or any Material Contract entitling holders of outstanding Trust Units to vote, sign consents, requisitions or other instruments or take any other action under this Indenture or any Material Contract, Trust Units owned directly or indirectly, legally or equitably, by the Manager or any Affiliate thereof shall be disregarded except that for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, only the Trust Units which the Trustee knows are so owned shall be so disregarded.

1.3 Headings

The division of this Indenture into articles and sections, subsections, clauses, subclauses and paragraphs and the provision of headings is for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.4 Construction of Terms

Words importing the singular number only shall include the plural, and vice versa, and words importing gender shall include the masculine, feminine and neuter genders. References in this Indenture to "this Trust Indenture", "this Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions shall be deemed to refer to this instrument and not to any particular article, section or portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.5 References to Acts Performed by the Trust

Any reference in this Indenture to an act to be performed by the Trust shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or, to the extent applicable, by AOG on behalf of the Trust or by the Manager on behalf of the Trust hereunder or pursuant to the Management Agreement.

1.6 Income Tax Act

In this Declaration of Trust, any reference to the *Income Tax Act* shall refer to the *Income Tax Act*, Revised Statutes of Canada 1985, Chapter 1 (5th Supplement) and the Income Tax Regulations as amended from time to time applicable with respect thereto. Any reference herein to a particular provision of the *Income Tax Act* shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the *Income Tax Act* which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.7 Inclusion of Subsidiaries

In this Agreement, any reference to AOG shall include each of such corporation's wholly-owned subsidiaries.

ARTICLE 2
DECLARATION OF TRUST

2.1 Settlement of Trust

The Settlor hereby pays the Settled Amount to the Trustee and the Trustee hereby accepts the Settled Amount for the purpose of creating and settling the Trust and the Settlor is hereby issued ten initial Trust Units in the Trust .

2.2 Declaration of Trust

The Trustee hereby agrees that it does and shall hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth.

2.3 Name

The Trust shall be known and designated as "Advantage Energy Income Fund" and, whenever lawful and convenient, the affairs of the Trust shall be conducted and transacted under that name. If the Trustee determines that the use of the name "Advantage Energy Income Fund" is not practicable, legal or convenient, it may use such other designation or it may adopt such other name for the Trust as it deems appropriate and the Trust may hold property and conduct its activities under such other designation or name.

2.4 Nature of the Trust

The Trust is an open-end unincorporated investment trust established for the purpose specified in Section 4.1. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever liable or responsible hereunder as partners or joint venturers. The Trustee shall not be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Trust Indenture.

2.5 Legal Entitlements and Restrictions of Unitholders

(a) The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b) Subject to the terms and conditions of this Indenture, no Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustee or AOG or the Manager with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee, AOG or the Manager under this Indenture or the Material Contracts.

(c) The legal ownership of the assets of the Trust and the right to conduct the business of the Trust (subject to the limitations contained herein) are vested exclusively in the Trustee and the Unitholders shall have no interest therein and they shall have no right to compel or call for any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Trust. The Trust Units shall be personal property and shall confer upon the holders thereof only the

interest and rights specifically set forth in this Trust Indenture. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

2.6 Liability of Unitholders

(a) Except as provided in Section 2.6(d), no Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person in connection with (i) the Trust Fund or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom; (ii) the obligations or the business or affairs of the Trust; (iii) any actual or alleged act or omission of the Trustee or any of them or by any other person in respect of the business or affairs of the Trust (whether or not authorized by or pursuant to this Indenture); (iv) any act or omission of the Trustee or any of them or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or any of them or such other person in respect of the business or affairs of the Trust (whether or not authorized by or pursuant to this Indenture); (v) any transaction entered into by the Trustee or any of them or by any other person in respect of the business or affairs of the Trust (whether or not authorized by or pursuant to this Indenture); or (vi) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustee or any of them or by any other person on behalf of or in connection with the business or affairs of the Trust (collectively, "Trust Liabilities").

(b) No Unitholder shall be liable to indemnify the Trustee or any of them or any other person with respect to any Trust Liabilities.

(c) Except as provided in Section 2.6(d), to the extent that, notwithstanding the provisions of this Section 2.6, any Unitholder, in its capacity as such, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such judgment and any writ of execution or similar process in respect thereof, shall be enforceable only against, and shall be satisfied only out of, the Unitholder's share of the Trust Fund represented by its Trust Certificates. In addition, if any Unitholder, in its capacity as such is found by a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, the Trust shall indemnify and save harmless such Unitholder against any cost, damages, liabilities, expenses, charges or losses suffered by such Unitholder from or arising as a result of such Unitholder not having limited liability.

(d) If any portion or all of the Trust Fund should be distributed or declared to be distributable to Unitholders contrary to the provisions of any subordination agreement (each a "Subordination Agreement") between the Trust and the persons entitled to enforce any of the indebtedness of AOG other than the Trust or contrary to the terms of the Notes or the subordination provisions of the Note Indenture under which the same are issued, then the persons entitled to enforce such Subordination Agreements or subordination provisions shall be entitled to pursue whatever remedies may be available to them to enforce such Subordination Agreements or provisions and the limitations in Section 2.6(c) shall not apply to any judgment in respect of (and to the extent only based on) such contrary distribution and no Unitholder shall have the right to enforce any distribution contrary to such Subordination Agreements or provisions.

2.7 Contracts of the Trust

Every contract entered into by or on behalf of the Trust, whether by the Trustee, AOG, the Manager or otherwise, shall (except as the Trustee, AOG or Manager may otherwise expressly agree in writing with respect to their own personal liability) include a provision substantially to the following effect:

> The parties hereto acknowledge that the [Trustee] [AOG] [Manager] is entering into this agreement solely [in its capacity as Trustee] [on behalf] of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the [Manager] [Trustee] [AOG] or any of the Unitholders of the Trust and that any recourse against the Trust or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture as amended from time to time.

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustee, the Manager, AOG or any Unitholder.

2.8 Head Office of Trust

The head office of the Trust hereby created shall be located at Suite 3100, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3H7 or at such other place or places in Canada as the Trustee may from time to time designate.

ARTICLE 3
ISSUE AND SALE OF TRUST UNITS

3.1 Nature of Trust Units

(a) The beneficial interests in the Trust shall be divided into interests of two classes, as follows:

   (i) described and designated as "Trust Units", which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein; and

   (ii) described and designated as "Special Voting Units", which shall be issued to a trustee and shall be entitled to such number of votes at meetings of Unitholders equal to the number of Trust Units reserved for issuance that such Special Voting Units represent on the date of issuance, such number of votes and any other rights or limitations to be prescribed by the board of directors of AOG;

   provided, however, that the Trust Units may be issued and sold on an instalment basis, and in such case the Trust may take a security interest in any Trust Unit so issued as security for unpaid instalments and the interest of each Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder.

(b) Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares in any distributions by the Trust

and, in the event of termination or winding-up of the Trust, in the net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.

(c) The aggregate number of Trust Units which is authorized and may be issued hereunder is unlimited.

3.2 Issue of Trust Units and Other Securities

(a) Trust Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that AOG determines (including the issuance of Trust Units on an instalment basis) and, without limiting the generality of the foregoing, AOG may authorize the Trust to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase Trust Units from the Trust or from any other person or procuring or agreeing to procure purchasers for Trust Units. Without limitation of the foregoing, AOG may authorize the Trust to create and issue rights, warrants (including so-called "special warrants" which may be exercisable for no additional consideration), or options or other securities (including unit appreciation rights payable in whole or in part with Trust Units) to subscribe for, purchase, convert into or exchange for Trust Units which rights, warrants, options or other securities may be exercisable at such subscription price or prices and at such time or times as AOG may determine. The rights, warrants, options or other securities so created may be issued for such consideration or for no consideration, all as AOG may determine. A right, warrant, option or other security (whether convertible, exercisable or exchangeable for Trust Units or not) shall not be a Trust Unit and the holder thereof shall not be a Unitholder.

(b) AOG may authorize the creation and issuance of debentures, notes and other evidence of indebtedness of the Trust which debentures, notes or other evidence of indebtedness may be created and issued from time to time on such terms and conditions, to such persons and for such consideration as AOG may determine.

(c) Subject to Section 3.1(a), Trust Units are only to be issued as fully paid and non-assessable and the consideration received by the Trust in connection with the issuance of Trust Units may consist of money or property or past service, provided that property will include a promissory note or promise to pay given by the allottee.

3.3 Transfer of Trust Units

The Trust Units may be transferred by the holder thereof, subject to Section 3.7 and Article 12 hereof, and to compliance with any laws applicable to the holder thereof.

3.4 Consolidation of Trust Units

Immediately after any *pro rata* distribution of additional Trust Units to all Unitholders pursuant to Section 5.8, the number of the outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In this case, each Trust Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation.

3.5 No Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit.

3.6 No Fractional Trust Units

Fractions of Trust Units shall not be issued, except pursuant to distributions of additional Trust Units to all Unitholders pursuant to Section 5.8.

3.7 Re-Purchase of Initial Trust Units by Fund

The parties hereto confirm that immediately after May 24, 2001, the Trust purchased the ten initial Trust Units from the Settlor, and the Settlor sold the ten initial Trust Units to the Trust for a purchase price of $100 and, upon the completion of such purchase and sale, the ten initial Trust Units were cancelled and are no longer outstanding for any of the purposes of this Indenture and the Settlor is no longer a party to this Indenture for any purpose.

ARTICLE 4
INVESTMENTS OF TRUST FUND

4.1 Purpose of the Trust

The Trust is a limited purpose trust and its business and activities shall be restricted to:

(a) investing in the Initial Permitted Securities, the Permitted Investments, Subsequent Investments and such other securities and investments as AOG may determine provided Section 4.2 is complied with;

(b) disposing of any part of the Trust Fund, including, without limitation, any Permitted Investments;

(c) acquire the Trust Royalty and other royalties in respect of Resource Properties;

(d) temporarily holding cash, and Permitted Investments (including investments in AOG and any successor to AOG) for the purposes of paying Trust Expenses and Trust Liabilities, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders;

(e) acquiring or investing in securities of AOG or any other subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of petroleum and natural gas related assets, including without limitation, facilities of any kind and whether effected through the acquisition of assets or the acquisition of shares or other form of ownership interest in any entity, the substantial majority of the assets of which are comprised of like assets;

(f) undertaking such other business and activities including investing in securities as shall be approved by AOG from time to time provided that the Trust shall not undertake any business or activity which contravenes Section 4.2 hereof;

and to pay the costs, fees and expenses associated therewith or incidental thereto.

4.2 Qualification

Under no circumstances shall the Trustee, AOG or the Manager purchase or authorize the purchase of any security, asset or investment on behalf of the Trust or using any Trust assets or property which is defined as "foreign property" under subsection 206(1) of the Income Tax Act or is a "small business security" as that expression is used in Part LI of the Regulations to the Income Tax Act or would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Income Tax Act at the time such investment was made.

ARTICLE 5
DISTRIBUTIONS

5.1 Determination of Distributable Income of the Trust

In this Article 5, the "Distributable Income of the Trust" for the period ending on a Distribution Record Date shall be the Distributable Income, for the period commencing immediately following the preceding Distribution Record Date (or, for the first Distribution Record Date of July 3, 2001, the period commencing immediately after the Closing) and ending on such Distribution Record Date (each, a "Distribution Period").

Items of income or expense not provided for in the definition of Distributable Income or in Section 5.3 shall be included in such calculation on such basis as may be considered appropriate by the Trustee.

5.2 Distributable Income of the Trust to Become Payable

The Trustee may, on or before each Distribution Record Date within a fiscal year, declare payable, to the Unitholders of record on such Distribution Record Date, all or any part of the Distributable Income of the Trust (determined in accordance with Section 5.1) for the Distribution Period ending on such Distribution Record Date, or the Distributable Income of the Trust (determined in accordance with Section 5.1) for any previous Distribution Period which has not been distributed, and the proportionate share of each Trust Unit of the amount so payable shall be determined by dividing such amount by the number of Trust Units in the Trust outstanding on that Distribution Record Date. Each Unitholder's share thereof shall be equal to the proportionate share per Trust Unit multiplied by the number of Trust Units owned of record by the Unitholder on that Distribution Record Date and shall be payable to each such Unitholder on the Distribution Payment Date next following the Distribution Record Date, subject to Sections 5.7(b) and 5.8. Notwithstanding the foregoing, the amount of any Distributable Income of the Trust that is determined by the Trustee to be required to be retained by the Trust in order to pay any tax liability of the Trust shall not be payable by the Trust to the Unitholders. In addition, Unitholders may, at the discretion of the Trustee, receive distributions in respect of repayments of principal made by AOG to the Trust on the Notes.

5.3 Net Realized Capital Gains to Become Payable

The Trustee may, on or before each Distribution Record Date, declare payable to the Unitholders of record on such Distribution Record Date all or part of the net realized capital gains of the Trust to the extent not previously declared payable, and the proportionate share of each Trust Unit of the amount so payable shall be determined by dividing such amount by the number of Trust Units in the Trust outstanding on that Distribution Record Date. Each Unitholder's share thereof shall be equal to the proportionate share per Trust Unit multiplied by the number of Trust Units owned of record by the Unitholder on that Distribution Record Date and shall be payable to each such Unitholder on the

Distribution Payment Date next following the Distribution Record Date, subject to Section 5.8. For the purposes of this Article 5, "net realized capital gains" of the Trust means the total of all capital gains realized by the Trust less the total of all capital losses realized by the Trust, excluding any capital gains or losses arising from the distribution of Common Shares or Notes pursuant to Section 9.5 in respect of Trust Units tendered for redemption, all as determined for the purposes of the Income Tax Act.

5.4 Distributable Income and Net Realized Capital Gains for Income Tax Purposes to Become Payable

(a) On December 31 of each fiscal year, an amount equal to the income of the Trust for the fiscal year ending on such date (excluding net realized capital gains) determined in accordance with the Income Tax Act, other than paragraph 82(1)(b) thereof, to the extent not previously payable pursuant to Section 5.2 on any Distribution Record Date in the fiscal year (including December 31 of that fiscal year) to any Unitholder, shall be payable to Unitholders of record at the end of that fiscal year, and the proportionate share of each Trust Unit of the amount so payable shall be determined by dividing such amount by the number of Trust Units in the Trust outstanding at such time. Each Unitholder's share thereof shall be equal to the proportionate share per Trust Unit multiplied by the number of Trust Units owned of record by the Unitholder as at the end of that fiscal year and shall be payable to each such Unitholder on the Distribution Payment Date next following the end of such fiscal year, subject to Sections 5.7(b) and 5.8.

(b) On December 31 of each fiscal year, an amount equal to the net realized capital gains of the Trust for the fiscal year ending on such date, to the extent not previously payable pursuant to Section 5.3 on any Distribution Record Date in the fiscal year (including December 31 of that fiscal year) to any Unitholder, shall be payable to Unitholders of record at the end of that fiscal year, and the proportionate share of each Trust Unit of the amount so payable shall be determined by dividing such amount by the number of Trust Units in the Trust outstanding at such time. Each Unitholder's share thereof shall be equal to the proportionate share per Trust Unit multiplied by the number of Trust Units owned of record by the Unitholder at the end of that fiscal year.

5.5 Other Amounts

Any amounts not otherwise payable to Unitholders prior to the end of a particular fiscal year of the Trust pursuant to the provisions of this Article 5 may be declared by the Trustee to be payable to Unitholders in the same manner as provided for in Section 5.2.

5.6 Enforcement

Subject to Section 2.6(d), each Unitholder shall have the right to enforce payment of any amount payable to the Unitholder under this Article 5 on and after the later of (i) the time that amount became payable and (ii) the applicable Distribution Payment Date, except in the case of the amounts payable on the Distribution Record Date on December 31 in each year which may be enforced on December 31.

5.7 Payment of Amounts Payable

(a) Subject to Section 5.8, distributions shall be paid in cash.

(b) Notwithstanding Sections 5.2 and 5.4(a), the amount of any Distributable Income of the Trust for a Distribution Period that is determined by the Trustee to be required to be retained by the Trust in order to pay any tax liability of the Trust in respect of that or any prior Distribution Period shall not be payable by the Trust to Unitholders.

5.8 Distribution of Additional Trust Units

(a) Where after any Distribution Record Date and on or before the next Distribution Record Date an amount or amounts of cash has or have been or is or are being paid under Section 9.3 in respect of Trust Units tendered for redemption, the distribution payable to Unitholders on such next Distribution Record Date shall include a distribution of additional Trust Units (to which Trust Units, Section 3.6 applies) having a value equal to the aggregate of such amounts, in which case the amount of cash to be distributed on the distribution shall be reduced by the aggregate of such amounts.

(b) If on any Distribution Record Date the Trustee determines that the Trust does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash or if any cash distribution should be contrary to any Subordination Agreement or provisions referred to in Section 2.6(d), the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Trust Units having a value equal to the cash shortfall, in which case the amount of cash to be distributed on the distribution shall be reduced by the amount of such cash shortfall and Section 3.6 shall apply to any Trust Units so distributed.

(c) For the purposes of this Section 5.8, the value of each additional Trust Unit to be issued shall be the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Trust Units on the applicable Distribution Record Date (or, if that Distribution Record Date is not a Business Day, on the last Business Day preceding that Distribution Record Date) on the principal stock exchange on which the Trust Units are listed or, if not so listed, such other value as the Trustee shall reasonably determine.

5.9 Withholding Taxes

For greater certainty, in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture, the Trustee shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture and the Trustee is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to the Unitholder, the Trustee shall be permitted to withhold amounts from other distributions to satisfy the Trustee's withholding tax obligations.

ARTICLE 6
APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE

6.1 Trustee's Term of Office

Subject to Sections 6.2 and 6.3, Computershare Trust Company of Canada is hereby appointed as Trustee hereunder for an initial term of office which shall expire upon the conclusion of the first annual meeting of Unitholders. The Unitholders shall, at the first annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee on each successive annual meeting of Unitholders following the reappointment or appointment of the successor to the Trust. Any such reappointment or appointment shall be made either by an Ordinary Resolution at such meeting of Unitholders or shall be made in the manner set out in Section 6.4. Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of such Trustee expires and if no successor to such Trustee is

appointed at that meeting, such Trustee shall continue to hold the office of Trustee under this Indenture until a successor has been appointed under Section 6.4.

6.2 Resignation of Trustee

The Trustee may resign from the office of trustee hereunder on giving not less than 60 days' notice in writing to AOG; provided that no such resignation shall be effective until (i) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner set out in Section 6.4, and (ii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.3 Removal of Trustee

The Trustee shall be removed by notice in writing delivered by AOG to the Trustee in the event that, at any time, the Trustee shall no longer satisfy all of the requirements in Section 6.6, or shall be declared bankrupt or insolvent, or shall enter into liquidation, whether compulsory or voluntary (and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction), or if the assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority, or if the Trustee shall otherwise become incapable of performing, or shall fail in any material respect to perform its responsibilities under this Indenture or as a result of a material increase in the fees charged by the Trustee. No decision to remove a Trustee under this Section 6.3 shall become effective until (i) approved by a Special Resolution at a meeting of Unitholders duly called for that purpose (ii) the appointment of, and acceptance of such appointment by, a new Trustee under Section 6.4 in the place of the Trustee to be removed, and (iii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.4 Appointment of Successor to Trustee

(a) A successor Trustee to a Trustee which has been removed by a Special Resolution of Unitholders under Section 6.3, shall be appointed by an Ordinary Resolution at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of Section 6.6.

(b) Subject to Section 6.6, AOG may appoint a successor to any Trustee which has been removed by a Special Resolution of the Unitholders under Section 6.3, or which has not been reappointed under Section 6.1, if the Unitholders fail to do so at such meeting.

(c) Subject to Section 6.6, AOG may appoint a successor to any trustee which has given a notice of resignation under Section 6.2.

No appointment of any successor Trustee shall be effective until such successor Trustee shall have complied with the provisions of Section 6.2.

6.5 Failure to Appoint Successor

In the event that no successor Trustee to a Trustee who has delivered a notice of resignation in accordance with Section 6.2, or who has received notice of removal in accordance with Section 6.3, has accepted an appointment within 120 days after the receipt by AOG of the notice of resignation, or 60 days after the receipt by the Trustee of the notice of removal, the Trustee, AOG or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee. The appointment of such successor by such court shall not require the approval of Unitholders.

6.6 Qualifications of Trustee

The Trustee and any successor to the Trustee or new Trustee appointed under this Article 6 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for the purposes of the Tax Act. Such corporation must at all times when it is the Trustee be registered under the laws of the Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Indenture. The Trustee shall be a corporation which has reported in its last annual audited consolidated financial statements shareholders' equity of at least $100 million or an Affiliate of such a corporation, provided that all of the obligations of such Affiliate hereunder are unconditionally guaranteed by such a corporation.

ARTICLE 7
CONCERNING THE TRUSTEE

7.1 Powers of the Trustee and AOG

(a) Subject to the terms and conditions of this Indenture or other contracts or obligations of the Trustee or the Trust, the Trustee may exercise from time to time in respect of the Trust Fund any and all rights, powers and privileges that could be exercised by a beneficial owner thereof except as specifically designated in subparagraph b. below.

(b) AOG may exercise from time to time any and all rights, powers and privileges in relation to all matters relating to the maximization of Unitholder value in the context of a response to an offer for Trust Units or for all or substantially all of the assets of the Trust or AOG or any subsidiary of AOG or the Trust (an "Offer") including (i) any Unitholder rights protection plan either prior to or during the course of any Offer; (ii) any defensive action either prior to or during the course of any Offer; (iii) the preparation of any "Directors' Circular" in response to any Offer; (iv) consideration on behalf of Unitholders and recommendations to Unitholders in response to any Offer; (v) any regulatory or court action in respect of any related matters and (vi) the carriage of all related and ancillary matters; and AOG accepts such responsibility and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances. AOG may, and if directed by AOG in writing, the Trustee shall, execute any agreements on behalf of the Trust as AOG shall have authorized within the scope of the exercise of any such rights, powers or privileges.

7.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Indenture or other contracts or obligations of the Trustee or the Trust, and in addition to any powers and authorities conferred by this Indenture (including, without limitation, Section 7.1 hereof) or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee, without any action or consent by the Unitholders, shall have the following powers and authorities which may be exercised by it from time to time or delegated by it, as herein provided, in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper, provided that the exercise of such powers and authorities does not adversely affect the status of the Trust as a "unit trust" and a "mutual fund trust" for the purposes of the Tax Act:

(a) to accept subscriptions for Trust Units (or securities convertible into or exchangeable for Trust Units) received by the Trust and to issue Trust Units pursuant thereto (or securities convertible into or exchangeable for Trust Units);

(b) to maintain books and records;

(c) to provide timely reports to Unitholders in accordance with the provisions hereof;

(d) to apply for ARC;

(e) to effect payment of distributions as approved by the Trustee to the Unitholders as provided in Article 5 but not contrary to any provisions of any Subordination Agreement or the terms of the Notes or the subordination provisions of the Note Indenture under which the same are issued;

(f) to make Permitted Investments and Subsequent Investments;

(g) to possess and exercise all the rights, powers and privileges pertaining to the ownership of Permitted Investments to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, default, event of default or compliance with any covenant including those in the Note Indenture either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(h) to deposit funds of the Trust in interest-bearing accounts in banks, the Alberta Treasury Branch or trust companies whose short term obligations constitute Permitted Investments, including those of the Trustee, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine;

(i) to possess and exercise all the rights, powers and privileges appertaining to the ownership of all or any part of the assets of the Trust, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power and the Trustee shall ensure that the directors of AOG be elected or appointed (or re-elected or re-appointed, as the case may be) at intervals not exceeding eighteen months;

(j) except as prohibited by law, and with the consent of the Board of Directors to delegate any of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustees except as provided in this Trust Indenture;

(k) where reasonably required, to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(l) to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation or proceedings, regulatory or judicial relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(m) to arrange for insurance contracts and policies insuring the assets of the Trust the business of AOG or any other Subsidiary of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustee or the Unitholders against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders;

(n) to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Trust, or any other Person, on such terms, in such manner, with such powers in such Person as the Trustee may determine and with or without disclosure that the Trust or the Trustee is interested therein, provided that should legal title to any of the assets of the Trust be held by and/or in the name of any Person other that the Trustee or the Trust, the Trustee shall require such Person to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(o) to renew or extend or participate in the renewal or extension of any security of AOG or any other entity acquired directly or indirectly by the Trust, upon such terms as may be deemed advisable, and to agree to any other modification or change in the terms of any such security in any manner and to any extent that it may be deemed advisable; to waive any default in performance of any covenant or condition of any such security or to enforce the rights in respect of any such default in such manner and to such extent that it may be deemed advisable; and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies with respect to any such security;

(p) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers herein granted;

(q) to, directly or indirectly, borrow money from or incur indebtedness to any person and in connection therewith, to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind of any person, including, without limitation, AOG and any other Subsidiary of the Trust; to enter into any other obligations on behalf of the Trust, AOG, or any other Subsidiary of the Trust; or enter into any subordination agreement on behalf of the Trust or any other person, and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or encumbrance over or with respect to all or any of the Trust Fund or to subordinate the interests of the Trust in the Trust Fund (including, without limitation, AOG or any other subsidiary of the Trust) to any other person;

(r) to loan money from the Trust to AOG or other entities constituting Permitted Investments or any other entity acquired directly or indirectly by the Trust and to charge, pledge, hypothecate or take a security interest, mortgage or encumbrance with respect to all or any of the assets of AOG or any other entity acquired directly or indirectly by the Trust and to allow such security to be

subordinate to any security given by AOG or any other entity acquired directly or indirectly by the Trust to any third party;

(s) to (i) guarantee the indebtedness, obligations and liabilities of AOG or any other directly or indirectly wholly-owned Subsidiary of the Trust; (ii) pledge, hypothecate and/or grant one or more general or specific security interests over all or any Trust Fund to secure its obligations under any such guarantee; (iii) become party to one or more Subordination Agreements; and (iv) become party to one or more agreements between creditors of AOG or any other directly or indirectly wholly-owned Subsidiaries of the Trust; provided that any such agreement shall contain an acknowledgment of the limitation on liability of the Trustees and Unitholders contemplated by Section 2.7;

(t) to pay out of the Trust Fund the Trust Expenses;

(u) except as prohibited by law, to delegate any or all of the management and administrative powers and duties of the Trustee to AOG, the Manager or to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as provided in this Indenture;

(v) notwithstanding any limitations contained in this Indenture or any other contracts or obligations of the Trustee or the Trust and the introductory proviso to this Section 7.2, to enter into on behalf of the Trust and observe and perform its obligations and the obligations of the Trust under any Credit Facilities with any Lender, including, without limitation, compliance with any provisions thereof which may restrict the powers of the Trustee hereunder or preclude the Trustee from acting in certain circumstances on resolutions of the Unitholders as might otherwise be provided for hereunder and compliance with any agreement of subordination entered into by the Trustee on behalf of the Trust with any Lender in respect of the Royalty or the Indenture or any other amount owing by AOG to the Trust, and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(w) to convey the Trust Royalty in accordance with the terms of the Royalty Agreement in connection with any realization by any Lender upon the Properties;

(x) to indemnify, on behalf of the Trust and with the Trust Fund, the directors and officers of AOG or its wholly-owned Subsidiaries or any other direct or indirect wholly-owned Subsidiary of the Trust;

(y) to authorize the issuance of Trust Units in exchange for securities issuable by AOG (or any other entity acquired directly or indirectly by the Trust) which are by their terms exchangeable into Trust Units on such terms and conditions as may be directed by the Board of Directors;

(z) to approve financial statements, prospectuses, information circulars, directors' circulars, takeover bid circulars, issuer bid circulars or any other similar type of document and any other document prepared by or on behalf of the Trust in order to comply with any laws applicable to the Trust and to direct the Board of Directors (who may further authorize any officers or directors of AOG) to sign such documents (including any certificate required by applicable law) for and on behalf of the Trust, and, in the Trustee's sole discretion, to direct the Board of Directors (who may further authorize any officers or directors of AOG) to sign such documents (including any certificate required by applicable law) for and on behalf of the Trust;

(aa) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Indenture;

(bb) to use reasonable efforts to ensure that the Trust complies at all times with the requirements of subsections 108(2)(a) and 132(6) of the Tax Act;

(cc) to enter into, perform, enforce and amend the Material Contracts;

(dd) to advance any amount to AOG, or any other wholly-owned Subsidiary or other Person as a loan;

(ee) without limiting any of the provisions hereof, to pay out of the Trust Fund:

(i) financial advisory fees;

(ii) the purchase price of the Trust Royalty, and amounts in respect of Initial Permitted Securities, Permitted Investments and Subsequent Investments; and

(iii) Offering related expenses;

all as contemplated by this Indenture or the Material Contracts;

(ff) at any time the Trust is the holder of any proceeds of any Offering, to execute and deliver a guarantee or other assurance in favor of any Lender for the obligations of AOG and any security, deposit or offset agreements or arrangements in respect of any such guarantee or assurance, limited to the extent of and amount of any such proceeds of any Offering then held by the Trust and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(gg) to form any Subsidiary for the purpose of making any Subsequent Investments and entering into or amending any shareholders agreement, management agreement, royalty agreement or other agreement on such terms as may be approved by the board of directors of AOG;

(hh) to pay cash distributions to Unitholders;

(ii) to hold Notes and 10⅜% Notes issued by AOG;

(jj) to distribute Notes or Redemption Notes, as provided in Article 9;

(kk) to conduct all matters as may be required in connection with the Initial Permitted Securities; and

(ll) to vote Subsequent Investments held by the Trust which carry voting rights in such manner as may be approved by the Board of Directors of AOG.

7.3 Voting of Shares and Notes Held by the Trust

Without limitation of Section 7.2, but subject to Section 7.4, the Common Shares, Non-Voting Shares, Preferred Shares, 10⅜% Notes and the Notes held from time to time by the Trustee as part of the Trust Fund may be voted by the Trustee at any and all meetings of shareholders of AOG or any and all meetings of noteholders of AOG at which the holders of such Common Shares, Non-Voting Shares, Preferred Shares, 10⅜% Notes or Notes are entitled to vote. In addition, any Permitted Investments held from time to time as part of the Trust Fund which carry voting rights may be voted by the Trustee.

7.4 Restrictions on Trustee's Powers

(a) Notwithstanding Section 7.3, the Trustee may not under any circumstances whatsoever (i) vote the Common Shares, Non-Voting Shares, Preferred Shares or any other Permitted Investments which carry voting rights to authorize any sale, lease or exchange of all or substantially all of the property of AOG or any other entity owned directly or indirectly by the Trust which represents more than 51% of the Trust Fund as shown on the most recent audited financial statements of the Trust, as applicable, except as part of the reorganization of AOG and any one or more directly or indirectly wholly-owned Subsidiaries of the Trust without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose; (ii) vote the Notes or the 10⅜% Notes without the approval of the Unitholders by ordinary resolution where an ordinary resolution is specifically required by the Note Indenture or 10⅜% Note Indenture, respectively.

(b) The Trustee shall have no power to sell or otherwise dispose of any shares or other securities of AOG owned by the Trust (except pursuant to an in specie redemption under Section 9.5 or pursuant to an exchange, conversion or substitution of securities of AOG for other securities of AOG), or to sell all or substantially all of the Trust Fund, except (i) upon the realization of any security interest, pledge or hypothecation in respect of (A) any guarantee of the indebtedness, obligations and liabilities of AOG or any other directly or indirectly wholly-owned Subsidiary of the Trust; (B) any pledge, hypothecation and/or grant of one or more general or specific security interests over all or any Trust Fund to secure its obligations under any such guarantee; (C) any Subordination Agreement in respect of AOG or the Trust Fund; or (D) any agreements between the creditors of AOG and any other directly or indirectly wholly-owned Subsidiaries of the Trust; (ii) with the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose; or (iii) as part of an internal reorganization of the direct or indirect assets of the Trust as a result of which the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization.

7.5 Banking

The banking activities of the Trust, or any part thereof, shall be transacted with such financial institution (including the Trustee or an Affiliate thereof) or other person carrying on a financial services business as the Trustee may designate, appoint or authorize from time to time and all such financial services business, or any part thereof, shall be transacted on the Trust's behalf by such one or more officers of the Trustee and/or other persons as the Trustee may designate, appoint or authorize from time to time (who may be officers or employees of AOG or the Manager) including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, bankers' acceptances, bills of exchange, letters of credit and orders for the payment of money; the giving of receipts for and orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such financial services business and defining the rights and powers of the parties hereto; and the authorizing of any officer of such financial institution, or any trustee or agent thereof to do any act or thing on the Trust's behalf to facilitate such banking business.

7.6 Standard of Care

Except as otherwise provided herein, the Trustee shall exercise its powers and carry out its functions hereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, subject to compliance by the

Trustee with any agreements contemplated hereby which may be binding on the Trustee or the Trust. Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee, in its capacity as trustee, shall not be required to devote its entire time to the business and affairs of the Trust.

7.7 Fees and Expenses

The Trustee shall be paid by AOG such fees as may be agreed upon from time to time by AOG and the Trustee and if such fees are not paid by AOG within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such fees paid out of the Trust Fund. As part of the Trust Expenses, the Trustee may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, lawyers, appraisers and other agents, consultants and professional advisers employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses (including any amounts payable to the Trustee under Section 7.9 or 7.10) properly incurred by the Trustee on behalf of the Trust shall be payable by AOG, and if any such costs, charges and expenses are not paid by AOG within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such costs, charges and expenses paid out of the Trust Fund. The Trustee shall have a lien on the Trust Fund (which shall have priority over the interests of the Unitholders pursuant hereto) to enforce payment of the fees, costs, expenses and other amounts payable or reimbursable by the Trust to the Trustee.

7.8 Limitations on Liability of Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other Person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under this Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by the Manager or any other appropriately qualified Person, any reliance on any such evaluation, any action or failure to act of the Manager, AOG, or any other Person to whom the Trustee has, with the consent of AOG, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Manager or AOG to perform its duties under or delegated to it under this Indenture or any Material Contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders, or agents. If the Trustee has retained an appropriate expert or adviser or Counsel with respect to any matter connected with its duties under this Indenture or any Material Contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or Counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or Counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under this Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund.

7.9 Indemnification of Trustee

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless the Trustee and each of its directors, officers, employees, shareholders and agents in respect of:

(a) any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Trust and the Trustee's execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto; and

(b) all other costs, charges, taxes, penalties and interest in respect of unpaid taxes and all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Trust;

unless any of the foregoing arise out of the gross negligence, willful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents, in which case the provisions of this Section 7.9 shall not apply.

7.10 Environmental Indemnity

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees, shareholders and agents, and all of their successors and assigns (collectively, the "Indemnified Parties") against any loss, expense, claim, liability or asserted liability (including strict liability and costs and expenses of abatement and remediation of spills or releases of contaminants and liabilities of the Indemnified Parties to third parties (including governmental agencies) in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of:

(a) the administration of the Trust created hereby, or

(b) the exercise by the Trustee of any rights or obligations hereunder

and which result from or relate, directly or indirectly, to

(c) the presence or release or threatened presence or release of any contaminants, by any means or for any reason, on or in respect of the Properties, whether or not such presence or release or threatened presence or release of the contaminants was under the control, care or management of the Trust, the Trustee, AOG or the Manager, or of a previous owner or operator of a Property,

(d) any contaminant present on or released from any property adjacent to or in the proximate area of the Properties,

(e) the breach or alleged breach of any federal, provincial or municipal environmental law, regulation, by-law, order, rule or permit by the Trust, the Trustee, AOG or the Manager or an owner or operator of a Property, or

(f) any misrepresentation or omission of a known fact or condition made by the Manager or AOG relating to any Property.

For purposes of this Section 7.10, "liability" shall include: (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants; (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damage and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefore) foreseeable and unforeseeable consequential damages suffered by

the third party; and (iii) liability of the Indemnified Party for damage to or impairment of the environment.

Notwithstanding the foregoing, the Trust shall not be liable to indemnify an Indemnified Party against any loss, expense, claim, liability or asserted liability to the extent resulting from the gross negligence, willful default or fraud of the Indemnified Party.

7.11 Apparent Authority

No purchaser, transfer agent or other person dealing with the Trustee or with any officer, employee or agent of the Trustee shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustee or by such officer, employee or agent or make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the Trust.

7.12 Notice to Unitholders of Non-Eligibility for Deferred Income Plans

If the Trustee becomes aware that the Trust Units have ceased to be eligible investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (all within the meaning of the Tax Act) or any of such plans, the Trustee shall give notice to Unitholders at their latest address as shown on the register of Unitholders that Trust Units have ceased to be eligible investments for such plans. Notwithstanding the foregoing, the Trustee shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Trust Unit not being an eligible investment for any such plan, notwithstanding any failure or omission of the Trustee to have given such notice, provided the Trustee has complied with Section 7.6.

7.13 Declaration as to Beneficial Ownership

The Trustee may require any Unitholder, as shown on the register of Unitholders, to provide a declaration in a form prescribed by the Trustee as to the beneficial ownership of Trust Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owners are resident.

7.14 Conditions Precedent to Trustee's Obligations to Act

The obligation of the Trustee to call any meeting pursuant to Article 11 or to commence to wind up the affairs of the Trust pursuant to Article 13 shall be conditional upon the Unitholders or another Person furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity (to the extent sufficient funds for such purpose are not available in the Trust Fund) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof and the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Unitholders shall, if required by notice in writing by the Trustee, be subject to the same conditions as to funding and indemnity. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

7.15 Survival of Indemnities

The indemnities provided in Sections 7.9 and 7.10 shall survive the termination of this Indenture under Article 13 and the removal or resignation of the Trustee under Article 6.

7.16 Trustee May Have Other Interests

Subject to applicable securities laws, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Indenture, the Trustee is hereby expressly permitted to:

(a) be an associate (as defined in the *Securities Act* (Alberta)) or an Affiliate of a Person from or to whom assets of the Trust have been or are to be purchased or sold;

(b) be, or be an associate (as defined in the *Securities Act* (Alberta)) or an Affiliate of, a Person with whom the Trust or AOG contracts or deals or which supplies services to the Trust or AOG;

(c) acquire, hold and dispose of, either for its own account or the accounts of its customers, any assets not constituting part of the Trust Fund, even if such assets are of a character which could be held by the Trust, and exercise all rights of an owner of such assets as if it were not a trustee;

(d) carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to other trusts and other Persons for gain; and

(e) derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Trust or the relationships, matters, contracts, transactions, affiliations or other interests stated in this Section 7.16 without being liable to the Trust or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to applicable laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee's duties hereunder.

7.17 Documents Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any chartered bank in Canada, including an Affiliate of the Trustee, or deposited for safekeeping with any such bank.

ARTICLE 8
DELEGATION OF POWERS

8.1 The Manager

Except as expressly prohibited by law, the Trustee may grant or delegate to the Manager such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Indenture, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Manager to administer and manage the day-to-day operations of the Trust Fund, to act as agent for the Trust Fund, to execute documents on behalf of the Trust Fund and to make executive decisions which conform to general policies and general principles set forth herein or previously established by the Trustee. The

Manager shall have the powers and duties expressly provided for herein and in any management agreement including, without limitation, the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein which it is not qualified to perform (and the Manager shall notify the Trustee of the name of the person or persons retained or instructed and the terms and conditions thereof). The Trustee may enter into a contract with the Manager relating to the Manager's authority, term of appointment, compensation and any other matters deemed desirable by the Trustee. The first Manager of the Trust shall be Advantage Investment Management Ltd.

8.2 Offerings and Other Matters

The Trustee hereby delegates to AOG (through its Board of Directors) responsibility for any or all matters relating to: (a) an Offering including: (i) ensuring compliance with all applicable laws; (ii) the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (iii) any subscription agreement or underwriting or agency agreements providing for the sale of Trust Units or securities convertible for or exchangeable into Trust Units or rights to Trust Units (iv) the adoption of a unitholder rights plan and without limitation those matters set forth in Section 7.1(b) hereof; (b) the terms of, and amendment from time to time of the Material Contracts; (c) the redemption of Trust Units; (d) the determination of (i) the amount of Distributable Income; (ii) any Distribution Record Date other than the last day of each calendar month; and (iii) the payment of cash distributions to Unitholders; (e) the establishment and determination of any Credit Facilities, borrowings, the giving of any guarantees or any other agreement to facilitate any borrowing by the Trust or AOG or other wholly-owned entity under this Indenture including without limitation any matters under Sections 7.2(h), (o), (q), (s), (v), (ff) and Section 7.5; (f) the acquisition and disposition of Permitted Investments and Subsequent Investments by the Trust and the negotiation of agreements respecting Subsequent Investments; (g) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; (h) maintaining the books and records of the Trust and providing timely reporting to Unitholders; (i) the financial statements of the Trust and AOG; (j) the continued listing of the Trust Units of the Trust on any exchange and to maintain the Trust's status as a reporting issuer, including press releases and material change reports as required by the continuous disclosure requirements of applicable securities legislation including, without limitation the matters described in Section 7.2(z); (k) the Initial Permitted Securities; (l) the appointment and retention of a depositary, registrar and transfer agent, distribution disbursing agent or other similar entity as may be required from time to time; and (m) the commercial form of Trust Unit certificate to be utilized by the Trust. AOG accepts such delegation and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances; AOG may, and if directed by AOG in writing, the Trustee shall, execute any agreements on behalf of the Trust as AOG shall have authorized within the scope of any authority delegated to it hereunder.

8.3 Power of Attorney

Without limiting any of the other provisions of this Article 8, the Trustee hereby delegates to AOG from time to time the full power and authority, and constitutes AOG its true and lawful attorney in fact, to sign on behalf of the Trust all financial statements, prospectuses, annual information forms, management proxy circulars, other Offering Documents and any other documents ancillary or similar thereto, documentation in respect of the Initial Permitted Securities, Permitted Investments and Subsequent Investments, arrangement, business combination or merger agreements required to be signed by the Trust from time to time, as well as and including any subscription agreements, underwriting or agency agreements, financial advisory agreements, depositary agreements, registrar and transfer agency agreements, disbursing agency agreements, listing agreements and applications or filings in respect of any

stock exchanges, securities commissions or other regulatory authority, indemnity agreements, material change reports or documents ancillary or similar thereto.

8.4 Liability of Trustee

The Trustee shall have no liability or responsibility for any matters delegated to AOG or the Manager hereunder or under any of the Material Contracts, and the Trustee, in relying upon AOG or the Manager and in entering into the Material Contracts, shall be deemed to have complied with its obligations under Section 7.6 and shall be entitled to the benefit of the indemnity provided in Sections 7.9 and 7.10.

8.5 Performance of Duties

In the event that the Manager is unable or unwilling to perform its obligations under the Management Agreement, or there is no Manager, the Trustee shall either perform all duties of the Manager thereunder or shall be entitled to engage another Person that is duly qualified to perform such obligations.

ARTICLE 9
REDEMPTION OF TRUST UNITS

9.1 Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

9.2 Exercise of Redemption Right

(a) To exercise a Unitholder's right to require redemption under this Article 9, a duly completed and properly executed notice requiring the Trust to redeem Trust Units, in a form approved by the Trustee, shall be sent to the Trust at the head office of the Trust, together with the Trust Certificate or Trust Certificates representing the Trust Units to be redeemed and upon receipt of such notice and certificates, the Trust Units shall be deemed to have been surrendered (the date of receipt, herein the "Redemption Date"). No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustee and is accompanied by any further evidence that the Trustee may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

(b) Upon receipt by the Trust of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the Redemption Date. Trust Units shall be considered to be tendered for redemption on the date that the Trust has, to the satisfaction of the Trustee, received the notice, Trust Certificates and other required documents or evidence as aforesaid.

9.3 Cash Redemption

(a) Upon receipt by the Trust of the notice to redeem Trust Units in accordance with Section 9.2, the holder of the Trust Units surrendered for redemption shall, subject to Sections 9.4 and 9.5, be

entitled to receive a price per Trust Unit (hereinafter called the "Redemption Price") equal to the lesser of:

(i) 85% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the Redemption Date; and

(ii) the closing market price on the principal market on which the Trust Units are quoted for trading, on the Redemption Date.

For the purposes of Section 9.3(a)(i), the "market price" shall be: an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the "market price" shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. For the purposes of Section 9.3(a)(ii), the "closing market price" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date if the exchange or market provides a closing price; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest trading prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

(b) Subject to Sections 9.4 and 9.5, the Redemption Price payable in respect of the Trust Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on or before the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonored upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

9.4 No Cash Redemption in Certain Circumstances

Section 9.3(b) shall not be applicable to Trust Units tendered for redemption by a Unitholder, if:

(a) the total amount of Redemption Price determined under Section 9.3(a) payable by the Trust pursuant to Section 9.3 in respect of such Trust Units and all other Trust Units tendered for redemption prior thereto in the same calendar month exceeds $100,000 ("Monthly Limit"); provided that the Board of Directors of AOG may, in their sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month and, in the absence of such a waiver, Trust Units tendered for redemption in any calendar month in which the total amount of Redemption Price determined under Section 9.3(a), payable by the Trust pursuant to

Section 9.3(b) exceeds the Monthly Limit will be redeemed for cash pursuant to Section 9.3(b) and Notes and/or Redemption Notes under Section 9.5 on a *pro rata* basis as between Unitholders who have tendered their Trust Units for redemption in such calendar month;

(b) at the time the Trust Units are tendered for redemption, the outstanding Trust Units are not listed for trading or quoted on any stock exchange or market which the Board of Directors of AOG consider, in their sole discretion, provides representative fair market value prices for the Trust Units; or

(c) the normal trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10 trading day period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to the Trust for redemption.

9.5 *In Specie* Redemption

If, (i) pursuant to Section 9.4(b) or (c), Section 9.3(b) is not applicable to Trust Units tendered for redemption by a Unitholder, such Unitholder shall, instead of the Redemption Price per Trust Unit determined under Section 9.3(a), be entitled to receive a Redemption Price per Trust Unit equal to the Fair Market Value, or (ii) pursuant to Section 9.4(a), a portion of the Redemption Price specified in Section 9.3(a) is to be payable in Notes and/or Redemption Notes, then (in either such case) the Redemption Price or portion thereof (as applicable) shall, subject to receipt of all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie to such Unitholder of Notes (each in the principal amount of $100), on the basis, for such Trust Units tendered for redemption, of Notes (each in the principal amount of $100) having a principal amount equal to the product of (A) the Redemption Price or, in the case of Section 9.4(a), the portion thereof, to be redeemed for Notes, per Trust Unit of the Trust Units tendered for redemption and (B) the number of Trust Units tendered by such Unitholder for redemption; provided that if Section 9.3(b) is not applicable to Trust Units tendered for redemption by a Unitholder and the Trust does not hold sufficient Notes to effect such payment, the Trust may create, issue and deliver promissory notes of the Trust (each in a principal amount of $100) having terms and conditions substantially the same as the Notes ("Redemption Notes") in satisfaction of the Redemption Price, except that the recourse of the holder of the Redemption Notes for payment thereof or any judgment in respect thereof shall be expressly limited to the Trust Fund. No fractional Notes (or, as applicable, Redemption Notes) shall be distributed and where the number of Notes (or, as applicable, Redemption Notes) to be received upon redemption by a Unitholder of Trust Units tendered for redemption would otherwise include a fraction, that number shall be rounded to the next lowest whole number. The Redemption Price payable pursuant to this Section 9.5 in respect of Trust Units tendered for redemption during any month shall, subject to receipt of all necessary regulatory approvals, be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the first day following the last day (the "Transfer Date") of the second calendar month following the month in which the Trust Units were tendered for redemption, of the number of Notes or, as applicable, Redemption Notes (each in the principal amount of $100) determined as aforesaid. The Trust shall be entitled to all interest paid or accrued and unpaid on the Notes (or, as applicable, Redemption Notes) being transferred to but not including the Transfer Date. Payments by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of the Notes (or, as applicable, Redemption Notes) by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed. Notes and/or Redemption Notes so distributed may be subject to a security interest granted by the Trust and, if required by the terms of any agreement binding on the Trust, the notes so distributed in

satisfaction of the Redemption Price hereunder shall remain subject to such security interest and the Unitholder shall execute and deliver any required acknowledgments of the continuation thereof.

9.6 Cancellation of Certificates for all Redeemed Trust Units

All certificates representing Trust Units which are redeemed under this Article 9 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

9.7 Purchase for Cancellation

The Trust may from time to time purchase for cancellation, in accordance with applicable law, some or all of the Trust Units in the market or upon any recognized stock exchange on which such Trust Units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Trust Units, at the lowest price at which in the opinion of the Trustee such Trust Units are obtainable, but not exceeding an amount per Trust Unit equal to the Redemption Price (except that the 10 day period referred to in subsection 9.3(a)(i) shall refer to the 10 day trading period commencing immediately prior to the Redemption Date) at the date of purchase, plus reasonable costs of purchase, provided the Trust has sufficient funds to satisfy its obligations under Article 5 and Article 9 hereof after making such purchase.

ARTICLE 10
AMENDMENT

10.1 Amendment

The provisions of this Trust Indenture, except where specifically provided otherwise, may only be amended by Special Resolution; provided that the provisions of this Trust Indenture may be amended by the Trustee without the consent, approval or ratification of the Unitholders or any other person:

(a) prior to Closing; or

(b) at any time or times for the purpose of:

  (i) ensuring that the Trust will comply with any applicable laws or requirements of any governmental agency or authority of Canada or of any province;

  (ii) ensuring that the Trust will satisfy the provisions of each of subsections 108(2)(a) and 132(6) of the Tax Act as from time to time amended or replaced;

  (iii) ensuring that additional protection or benefit is provided for the interests of Unitholders as the Trustee may consider expedient;

  (iv) providing for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, financial statements, notices of Unitholder meetings and information circulars and proxy related materials) once applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Trust Indenture are not contrary to or do not conflict with such laws

  (v) removing or curing any conflicts or inconsistencies between the provisions of this Indenture or any supplemental indenture, the Management Agreement, the Shareholder

Agreement or the Royalty Agreement and any other agreement of the Trust, the Note Indenture, the 10⅜% Note Indenture, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(vi) which, in the opinion of the Trustee, are necessary or desirable as a result of changes in taxation laws;

(vii) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; or

(viii) making any modification in the form of Trust Unit Certificates to conform with the provisions of the Indenture, or any other modifications, provided the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Notwithstanding the foregoing, no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending this Section 10.1 without the consent of the holders of all of the Trust Units then outstanding.

10.2 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to this Article 10, the Trustee shall furnish written notification of the substance of such amendment to each Unitholder.

ARTICLE 11
MEETINGS OF UNITHOLDERS

11.1 Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be called by the Trustee, commencing in 2002, on a day, at a time and at a place to be set by the Trustee. The business transacted at such meetings shall include the transaction of such business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 11, or as the Trustee may determine. Special meetings of the Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon a written request of Unitholders holding in the aggregate not less than 20% of the Trust Units then outstanding, such request specifying the purpose or purposes for which such meeting is to be called. Meetings of Unitholders shall be held in the City of Calgary, or at such other place as the Trustee shall designate. To the extent permitted by applicable law, meetings of Unitholders may be held partially or entirely by means of a telephonic, electronic or other communication facility, including teleconferencing, videoconferencing, computer link, web casting or other similar means. The Chairman of any annual or special meeting shall be a person designated by the Trustee for the purpose of such meeting except that, on the motion of any Unitholder, any person may be elected as Chairman by a majority of the votes cast at the meeting instead of such designated person or in the event that no person shall be designated by the Trustee.

11.2 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail postage prepaid addressed to each Unitholder at his registered address, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall set out the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to

permit a Unitholder to form a reasoned judgment thereon, together with the text of any resolution in substantially final form proposed to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice to or the non-receipt of such notice by the Unitholders shall not invalidate any resolution passed at any such meeting.

11.3 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more Persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the appointed place on the date for which the meeting is called within one half hour after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be dissolved, but in any other case it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be appointed by the Chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

11.4 Voting Rights of Unitholders

(a) Only Unitholders of record shall be entitled to vote and each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote at any meeting of the Unitholders. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every Person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Trust Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Trustee, or with such agent of the Trustee as the Trustee may direct, for verification twenty-four hours prior to the commencement of such meeting. If approved by the Trustee, proxies may be solicited in the name of the Trustee. When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register maintained pursuant to Section 12.3 shall be entitled to cast such vote.

(b) To the extent permitted by applicable law, the Trustee may from time to time make, vary or revoke such regulations as it shall think fit providing for and governing the depositing and tabulation of proxies by telephonic, electronic or other communication means. To the extent permitted by applicable law, a person entitled to vote at a meeting of Unitholders may vote by means of a telephonic, electronic or other communication facility that the Trustee has made available for that purpose.

11.5 Resolutions

(a) The Trustee shall in accordance with an Ordinary Resolution passed by the Unitholders change the Auditors as provided in Section 16.3.

(b) The Trustee shall in accordance with a Special Resolution passed by the Unitholders:

(i) subject to Section 10.1, amend this Indenture;

(ii) subdivide or consolidate Trust Units;

(iii) sell or agree to sell the property of the Trust Fund as an entirety or substantially as an entirety;

(iv) terminate the Management Agreement, choose a replacement Manager and enter into a replacement Management Agreement;

(v) resign if removed pursuant to Section 6.3; and

(vi) commence to wind-up and wind-up the affairs of the Trust if requested pursuant to Section 13.2.

Except with respect to the above matters set out in this Section 11.5 and the matters set forth in Sections 6.3, 6.4 and 13.2 hereof, no action taken by the Unitholders or resolution of the Unitholders at any meeting shall in any way bind the Trustee. Any action taken or resolution passed in respect of any matter at a meeting of Unitholders shall be by Special Resolution unless the contrary is otherwise expressly provided for under any specific provisions of this Indenture.

11.6 Meaning of "Special Resolution"

The expression "Special Resolution" when used in this Indenture means, subject as hereinafter in this Section provided, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Section at which two or more holders of at least 10% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

If, at any such meeting, the holders of 10% of the aggregate number of Trust Units outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 11.2. Such notice shall state that at the adjourned meeting the Unitholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Unitholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in this Section 11.6 shall be a Special Resolution within the meaning of this Indenture, notwithstanding that the holders of less than 10% of the aggregate number of Units then outstanding are present or represented by proxy at such adjourned meeting.

Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary. No Special Resolution changing or amending any provision hereof relating to or affecting: (i) the Trustee, including the qualification, powers, authorities, appointment, removal or resignation thereof; or (ii) the provisions of Article 10, Article 11 or Article 13 shall be effective prior to 60 days from the adoption thereof in accordance with the provisions hereof or such shorter period as may be approved by Unitholders.

11.7 Record Date for Voting

For the purpose of determining the Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 50 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though he has since that time disposed of his Trust Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the Business Day immediately preceding the date upon which notice of the meeting is given as provided under Section 11.2.

11.8 Binding Effect of Resolutions

Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Indenture at a meeting of Unitholders shall be binding upon all the Unitholders, whether present at or absent from such meeting, and each and every Unitholder shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

11.9 Solicitation of Proxies

A Unitholder shall have the right to appoint a proxy to attend and act for the Unitholder at any meeting of Unitholders. The Trustee shall solicit proxies from Unitholders in connection with all meetings of Unitholders. In connection therewith, the Trustee shall comply, as near as may be possible, with all provisions of the ABCA and the requirements of Canadian securities legislation applicable to the solicitation of proxies.

11.10 No Breach

Notwithstanding any provisions of this Indenture, Unitholders shall have no power to effect any amendment hereto which would require the Trustee to take any action or conduct the affairs of the Trust in a manner which would constitute a breach or default by the Trust or the Trustee under any agreement binding on or obligation of the Trust or the Trustee.

ARTICLE 12
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

12.1 Nature of Trust Units

The nature of a Trust Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in Sections 2.4 and 2.5(c) and the provisions of this Article 12 shall not in any way alter the nature of Trust Units or the said relationships of a Unitholder to the Trustee and of one Unitholder to another, but are intended only to facilitate the issuance of certificates evidencing the beneficial ownership of Trust Units and the recording of all such transactions whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons.

12.2 Certificates

(a) The form of certificate representing Trust Units shall be substantially as set out in the Schedule hereto or such other form as is authorized from time to time by the Trustee. Each such certificate shall bear an identifying serial number and shall be certified manually on behalf of the Trustee.

Any additional signature required by the Trustee to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if it had been signed manually. Any certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Trust Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

(b) Any Trust Certificate validly issued prior to the date hereof in accordance with the terms of this Indenture in effect at such time shall validly represent issued and outstanding Trust Units, notwithstanding that the form of such Trust Certificate may not be in the form currently required by this Indenture.

12.3 Register of Unitholders

A register shall be maintained at the principal corporate trust office of the Trustee in the cities of Calgary and Toronto by the Trustee or by a Transfer Agent designated to act on behalf and under the direction of the Trustee, which register shall contain the names and addresses of the Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of the certificates representing such Trust Units and a record of all transfers thereof. Branch transfer registers shall be maintained at such other offices of the Trustee or Transfer Agent as the Trustee may from time to time designate. The Trustee shall designate an office in the City of Toronto at which a branch register shall be maintained. Except in the case of the registers required to be maintained at the Cities of Calgary and Toronto, the Trustee shall have the power at any time to close any register of transfers and in that event shall transfer the records thereof to another existing register or to a new register.

Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders, and the Trustee shall not be bound to recognize any transfer, pledge or other disposition of a Trust Unit or any attempt to transfer, pledge or dispose of a Trust Unit, or any beneficial interest or equitable or other right or claim with respect thereto, whether or not the Trustee shall have actual or other notice thereof, until such Trust Unit shall have been transferred on the register of the Trust as herein provided.

The register and the branch transfer register referred to in this Section 12.3 shall at all reasonable times be open for inspection by the Unitholders, the Manager, AOG and the Trustee.

12.4 Transfer of Trust Units

(a) Subject to the provisions of this Article 12, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustee or Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

(b) Subject to the provisions of this Article 12, Trust Units shall be transferable on the register or one of the branch transfer registers of Unitholders of the Trust only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents hereunto duly authorized in writing, and only upon delivery to the Trustee or to the Transfer Agent of the

Trust if appointed, of the certificate therefor, if certificates representing Trust Units are issued, properly endorsed or accompanied by a duly executed instrument of transfer and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee. Upon such delivery the transfer shall be recorded on the register of Unitholders and a new Trust Certificate for the residue thereof (if any) shall be issued to the transferor.

(c) Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new Trust Certificate therefor only upon production of evidence satisfactory to the Trustee thereof and delivery of the existing Trust Certificate to the Trustee, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustee shall have actual or other notice of such death or other event.

12.5 Trust Units Held Jointly or in a Fiduciary Capacity

The Trustee may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any Trust Certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any Trust Certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. Where any Trust Certificate is registered in more than one name, the distributions (if any) in respect thereof may be paid to the order of all such holders failing written instructions from them to the contrary and such payment shall be a valid discharge to the Trustee and any Transfer Agent. In the case of the death of one or more joint holders, the distributions (if any) in respect of any Trust Units may be paid to the survivor or survivors of such holders and such payment shall be a valid discharge to the Trustee and any Transfer Agent.

12.6 Performance of Trust

The Trustee, the Unitholders and any officer or agent of the Trustee shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

12.7 Lost Certificates

In the event that any Trust Certificate is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuance of a new Trust Certificate for the same number of Trust Units in lieu thereof. The Trustee may in its discretion, before the issuance of such new Trust Certificate, require the owner of the lost, stolen, destroyed or mutilated Trust Certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee may deem necessary, to surrender any mutilated Trust Certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee may direct indemnifying the Trustee and its agent for so doing. The Trustee shall have the power

to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Trust Certificates. The Trustee shall pay all premiums and other funds of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion. If such blanket lost security bond is required, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from time to time impose) any agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated Trust Certificate without further action or approval by the Trustee.

12.8 Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Indenture nor give such Unitholder's personal representative a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Fund, but shall entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new Trust Certificate for Trust Units in place of the Trust Certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Indenture.

12.9 Unclaimed Interest or Distribution

In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest-bearing account pending payment to the person or persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee (or other appropriate Government official or agency) whose receipt shall be a good discharge and release of the Trustee.

12.10 Exchanges of Trust Certificates

Trust Certificates representing any number of Trust Units may be exchanged without charge for Trust Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Certificates may be made at the offices of the Trustee or at the offices of any Transfer Agent where registers are maintained for the Trust Certificates pursuant to the provisions of this Article 12. Any Trust Certificates tendered for exchange shall be surrendered to the Trustee or appropriate Transfer Agent and shall be cancelled.

ARTICLE 13
TERMINATION

13.1 Termination Date

Unless the Trust is terminated or extended earlier, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2095.

13.2 Termination by Special Resolution of Unitholders

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called for that purpose, whereupon the Trustee shall commence to wind up the affairs of

the Trust, provided that such a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units and a quorum of holders of not less than 50% of the outstanding Trust Units are present in person or represented by proxy at the meeting or any adjournment thereof at which the vote is taken.

13.3 Procedure Upon Termination

Forthwith upon being required to commence to wind up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the register of the Trust shall be closed.

13.4 Powers of the Trustee upon Termination

After the date on which the Trustee is required to commence to wind up the affairs of the Trust, the Trustee shall carry on no activities except for the purpose of winding up the affairs of the Trust as hereinafter provided and for these purposes, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Indenture.

13.5 Sale of Investments

After the date referred to in Section 13.4, the Trustee shall proceed to wind up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreements binding on or obligations of the Trust and the Trustee, sell and convert into money the Trust Royalty and other assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of a termination authorized under Section 13.2. Notwithstanding anything herein contained, in no event shall the Trust be wound up until the Trust Royalty shall have been disposed of, and under no circumstances shall any Unitholder come into possession of any interest in the Trust Royalty.

13.6 Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the Trust Fund among the Unitholders in accordance with their Pro Rata Shares.

13.7 Further Notice to Unitholders

In the event that all of the Unitholders shall not surrender their Trust Units for cancellation within six (6) months after the time specified in the notice referred to in Section 13.3, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their Pro Rata Shares of the amounts referred to in Section 13.6 and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

13.8 Responsibility of Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of the Trust Royalty or other assets or cash forming part of the Trust Fund after the date referred to in Section 13.4 and, after such sale, the sole obligation of the Trustee under this Indenture shall be to hold such proceeds in trust for distribution under Section 13.6.

ARTICLE 14
SUPPLEMENTAL INDENTURES

14.1 Provision for Supplemental Indentures

From time to time the Trustee and AOG may, subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver by its proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) giving effect to any amendment as provided in Article 10;

(b) giving effect to any Special Resolution passed as provided in Article 11;

(c) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders;

(d) making any modification in the form of Trust Certificates which does not materially affect the substance thereof; and

(e) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee, the rights of the Trustee and the Unitholders are not prejudiced thereby;

provided that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative.

14.2 Provision for Amended and Restated Indenture

Notwithstanding Section 14.1, following any amendments to this Indenture, the parties to the Indenture may enter into an amended and restated version of the Indenture which shall include and give effect to all amendments to the Indenture in effect at the applicable time.

ARTICLE 15
NOTICES TO UNITHOLDERS

15.1 Notices

Any notice required to be given under this Indenture to the Unitholders shall be given by letter or circular sent through ordinary post addressed to each registered holder at his last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or

otherwise, such notice may be given by publication twice in the National Edition of The Globe and Mail or any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in a newspaper in each city where the register or a branch transfer register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, the day following the day of the second publication in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

15.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give the Unitholders any notice provided for herein shall not affect the validity or effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

15.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

15.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Section shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons interested in the Trust Units concerned.

ARTICLE 16
AUDITORS

16.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Alberta.

16.2 Appointment of Auditors

The Trustee hereby appoints KPMG LLP, Chartered Accountants, as the auditors of the Trust, to hold such office until the next annual meeting of the Unitholders at such remuneration as may be approved by the Trustee from time to time. The Auditors will be selected at each annual meeting of Unitholders.

16.3 Change of Auditors

The Auditors may at any time be removed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting of Unitholders duly called for that purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting duly called for that purpose. A vacancy created by the removal of Auditors as aforesaid may be filled at the meeting of Unitholders at which the Auditors are removed or, if not so filled, may be filled under Section 16.4.

16.4 Filling Vacancy

In the event that the Auditors resign as auditors of the Trust, the Trustee shall forthwith fill the vacancy with such new auditors as are approved by the members of the Board of Directors of AOG whom are independent of AOG and the Manager, and such new auditors shall act as auditors of the Trust for the unexpired term of the predecessor auditors of the Trust.

16.5 Reports of Auditors

The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder as set out in Section 17.3.

ARTICLE 17
ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS

17.1 Records

The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Trust. Without limiting the generality of the foregoing, the Trustee will, at its principal office in Calgary, Alberta, keep records of all transactions of the Trust, a list of the assets of the Trust Fund from time to time and a copy of this Indenture and the Material Contracts with any amendments thereto.

17.2 Quarterly Reporting to Unitholders

The Trustee will mail to each Unitholder within 60 days after March 31, June 30 and September 30 in each year, an unaudited quarterly financial statement of the Trust for the most recent calendar quarter. The Manager will review any forecast provided in any Offering Document and, if necessary, will provide the Trustee with a quarterly update. The Trustee will mail any such update to Unitholders.

17.3 Annual Reporting to Unitholders

The Trustee will mail:

(a) to each Unitholder, within 140 days after the end of each year, the audited consolidated financial statements of the Trust for the most recently completed year together with the report of the Auditors thereon; and

(b) to each person who received a distribution from the Trust during a year, within 90 days after the end of such year, the tax reporting information relating to such year as prescribed by the Tax Act.

17.4 Information Available to Unitholders

(a) Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Trust, a copy of this Indenture and any indenture supplemental hereto or any Material Contract.

(b) Each Unitholder, upon payment of a reasonable fee and upon sending to the Trustee the affidavit referred to in paragraph (d) below, may upon application require the Trustee to furnish within 10

days from the receipt of the affidavit a list (the "basic list") made up to a date not more than 10 days before the date of receipt of the affidavit setting out the names of the Unitholders, the number of Trust Units owned by each Unitholder and the address of each Unitholder as shown on the records of the Trustee.

(c) A person requiring the Trustee to supply a basic list may, if he states in the affidavit referred to in paragraph (d) below that he requires supplemental lists, require the Trustee upon payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the names or addresses of the Unitholders and the number of Trust Units owned by each Unitholder for each business day following the date the basic list is made up to.

(d) The affidavit referred to in paragraph (b) above shall state:

(i) the name and address of the applicant;

(ii) the name and address for service of the body corporate if the applicant is a body corporate; and

(iii) that the basic list and any supplemental lists will not be used except as permitted under paragraph 17.4(e) below.

(e) A list of Unitholders obtained under this Section shall not be used by any person except in connection with:

(i) an effort to influence the voting of Unitholders;

(ii) an offer to acquire Trust Units; or

(iii) any other matter relating to the affairs of the Trust.

17.5 Income Tax: Obligation of the Trustee

The Trustee shall discharge all obligations and responsibilities of the Trustee under the *Tax Act* or any similar provincial legislation, and neither the Trust nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

17.6 Income Tax: Designations

In the return of its income under Part I of the *Tax Act* for each year the Trust shall make such designations to Unitholders with respect to any amounts distributed or payable to Unitholders in the year including, without restricting the generality of the foregoing, designations pursuant to subsection 104(29) of the *Tax Act* and designations with respect to any taxable capital gains realized and distributed to Unitholders by the Trust in the year, as shall be permitted under the provisions of the *Tax Act* and as the Trustee in its sole discretion shall deem to be appropriate. In the first tax year, in filing a return of income for the Trust, the Trust shall elect that the Trust be deemed to be a mutual fund trust for the entire year.

17.7 Income Tax: Deductions, Allowances and Credits

The Manager shall determine the tax deductions, allowances and credits to be claimed by the Trust in any year, and the Trustee shall claim such deductions, allowances and credits for the purposes of

computing the income of the Trust and the amount payable by the Trust pursuant to the provisions of the *Tax Act*.

17.8 Fiscal Year

The fiscal year of the Trust shall end on December 31 of each year.

ARTICLE 18
COMPULSORY ACQUISITION

18.1 Offer for Trust Units

(a) In this Section 18.1:

(i) "Dissenting Unitholder" means a Unitholder who does not accept an Offer referred to in subsection 18.1(b) and includes any assignee of the Trust Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Declaration of Trust;

(ii) "Offer" means an offer to acquire outstanding Trust Units;

(iii) "offer to acquire" includes an acceptance of an offer to sell;

(iv) "Offeror" means a person, or two or more persons acting jointly or in concert, who make an Offer;

(v) "Offeror's Notice" means the notice described in subsection 18.1(b); and

(vi) "Offeror's Trust Units" means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

(b) If:

(i) an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and, by such Offer, the Offeror agrees to be bound by the provisions of this Article 18;

(ii) within the time provided in such Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Trust Units, other than the Offeror's Trust Units;

(iii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted such Offer; and

(iv) the Offeror complies with subsections 18.1(c) and 18.1(e);

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholders pursuant to subsection 18.1(b), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "Offeror's Notice") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Trust Units of all Unitholders, other than Offeror's Trust Units, have accepted the Offer;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted the Offer;

(iii) Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Trust Certificate(s) to the Trust within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to subsection 18.1.c. shall, within 21 days after the sending of the Offeror's Notice, send his or her Trust Certificate(s) to the Trust, duly endorsed for transfer.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to subsection 18.1(c), the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to subsection 18.1(b).

(f) The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration they or it receives under subsection 18.1.e. but such cash or other consideration shall not form any part of the Trust Fund. The Trustee shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to subsection 18.1(c), the Trustee, if the Offeror has complied with subsection 18.1(e), shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Trust Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with subsection 18.1(d) the consideration to which such Dissenting Unitholder is entitled under this Section 18.1; and

(iii) send to each Dissenting Unitholder who has not complied with subsection 18.1(d) a notice stating that:

(A) his or her Trust Units have been transferred to the Offeror;

(B) the Trustee or some other person designated in such notice are holding in trust the consideration for such Trust Units; and

(C) the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Certificate(s) or such other documents as the Trustee or such other person may require in lieu thereof,

and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) Subject to applicable law, an Offeror cannot make an Offer for Trust Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trust at its head office.

ARTICLE 19
MISCELLANEOUS

19.1 Continued Listing

The Trustee hereby appoints AOG as its agent and AOG hereby covenants to the Trustee and agrees that it shall, at the cost and expense of the Trust, take all steps and actions and do all things that may be required to obtain and maintain the listing and posting for trading of the Trust Units on the Toronto Stock Exchange and to maintain its status as a "reporting issuer" not in default of the securities legislation and regulations of each of the provinces of Canada. In the performance of its agency hereunder, and notwithstanding any other provision of this Indenture, AOG may obtain the consent or approval of Unitholders required by any regulatory body, including the Toronto Stock Exchange, by a majority or higher percentage of Trust Units represented at a meeting, and without including the votes of interested Unitholders, or other Unitholders, all as may be stipulated by the regulatory body requesting such consent or approval.

19.2 Successors and Assigns

The provisions of this Indenture shall enure to the benefit of and be binding upon the parties and their successors and assigns.

19.3 Counterparts

This Indenture may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

19.4 Severability

If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

19.5 Day Not a Business Day

In the event that any day on or before which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such

action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

19.6 Time of the Essence

Time shall be of the essence in this Indenture.

19.7 Governing Law

This Indenture and the Trust Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereby irrevocably submit to the jurisdiction of the Courts of the Province of Alberta.

19.8 Notices to Trustee and AOG

(a) Any notice to the Trustee under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the attention of the Manager, Corporate Trust Department at Suite 710, 530 8th Avenue S.W., Calgary, Alberta, T2P 3S8 , or may be given by electronic or telecommunications device, and shall be deemed to have been given on the date of delivery or, if mailed, effective five days after deposit in the Canadian mail.

(b) Any notice to AOG under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to AOG at Suite 3100, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3H7, Attention: President may be given by electronic or telecommunications device, and shall be deemed to have been effectively given on the date of delivery or, if mailed, five days after deposit in the Canadian mail.

(c) AOG or the Trustee may from time to time notify the other in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Manager or the Trustee for all purposes of this Indenture.

(d) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section, by cable, telegram, electronic, telecommunications device or other means of prepaid, transmitted and recorded communication.

19.9 References to Agreements

Any reference herein to any agreement, contract or obligation shall refer to such agreement, contract or obligation as the same may be amended from time to time.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed by its proper officers duly authorized in its behalf as of the 28th day of May, 2003.

ADVANTAGE OIL & GAS LTD.

Per: "Peter A. Hanrahan"

Per: " Richard P. Mazurkewich"

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: "Lucy Liu"

Per: "Laura Leong"

SCHEDULE

To the annexed indenture amended and restated as of May 28, 2003
and made between
ADVANTAGE OIL & GAS LTD.
and
COMPUTERSHARE TRUST COMPANY OF CANADA

(Form of Certificate for the Trust
Units in the English Language)

TRUST UNITS

Advantage Energy Income Fund

(a trust created under the laws of the Province of Alberta
by a Trust Indenture amended and restated as of June 25, 2002)

No. ______________________ ______________________________
Trust Units

CUSIP ______________________

THIS CERTIFIES THAT

____ is the registered holder of ____________ fully paid Trust Units issued by Advantage Energy Income Fund (the "Trust") transferable only on the books of the Trust by the registered holder hereof in person or by attorney duly authorized upon surrender of this certificate properly endorsed.

The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of an indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Trust Indenture") amended and restated as of May 28, 2003 and made between Advantage Oil & Gas Ltd. (the "Corporation") and Computershare Trust Company of Canada (the "Trustee") which Trust Indenture is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Trust Indenture. Terms defined in the Trust Indenture have the same meaning when used herein.

A copy of the Trust Indenture pursuant to which this certificate and the Trust Units represented hereby are issued may be obtained by any Unitholder on demand and on payment of reasonable reproduction costs from the head office of the Trust.

This certificate may only be transferred, upon compliance with the conditions prescribed in the Trust Indenture, on the register to be kept at the office of the transfer agent in the City of Calgary and at such other place or places, if any, as the Trustee may designate, by the registered holder thereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an

instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee may prescribe.

The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings binding upon all Unitholders.

The Trust Indenture provides that no Unitholder shall incur or be subject to any liability in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture.

The Trust Indenture provides that Trust Units shall be issued only when fully paid and the Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

This certificate shall not be valid for any purpose until it shall have been countersigned and registered by the transfer agent of the Trust.

IN WITNESS WHEREOF the Corporation has caused this certificate to be signed by its duly authorized officers.

DATED ______________________

ADVANTAGE ENERGY INCOME FUND
by Advantage Oil & Gas Ltd.

Per: ______________________________
Authorized Officer

Countersigned and Registered
COMPUTERSHARE TRUST COMPANY OF CANADA, Trustee, Transfer Agent and Registrar

Per: ______________________________
Authorized Officer

TRANSFER FORM

FOR VALUE RECEIVED the undersigned sells, assigns and transfers unto

____

____

(please print or typewrite name and address of assignee)

__________ Trust Units of Advantage Energy Income Fund represented by this certificate and hereby irrevocable constitutes and appoints ________________________________ Attorney to transfer the said Trust Units on the registers of the Trust for the said purpose, with full power of substitution in the premises.

DATED __________________________

____

The signature of the registered holder of the within certificate to the foregoing assignment must be guaranteed by a chartered bank, by a trust company or a member firm of The Toronto Stock Exchange

____
(SIGNATURE OF TRANSFEROR)

CARTER, LEDYARD & MILBURN

Counsellors at Law

1401 Eye Street, N.W.
Washington, DC 20005
(202) 898-1515
•
570 Lexington Avenue
New York, NY 10022-6837
(212) 371-2720

DRAFT July 10, 2003

VIA FEDEX

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Advantage Energy Income Fund --
Exemption Under Rule 12g3-2(b)

Ladies and Gentlemen:

We are United States counsel for Advantage Energy Income Fund, a trust established under the laws of Alberta, Canada (the "Trust"). The address of the Trust's principal executive offices are Suite 3100, 150-6th Avenue S.W., Calgary, Alberta T2P 3H7, Canada, and its telephone number at that address is (403) 261-8810. On behalf of the Trust, we hereby claim the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Act").

The Trust is the sole owner of Advantage Oil & Gas Ltd., an oil and natural gas exploration and development company ("AOG"). The Trust issues units, each of which represent an equal undivided beneficial interest in the Trust (the "Trust Units"). Under the indenture governing the Trust, and a shareholder agreement between the trustee of the Trust and AOG, holders of Trust Units are entitled to direct the Trust as to how to vote in respect of all matters, including the selection of directors of AOG.

The Trust Units are the only voting securities of the Trust and are listed and posted for trading on The Toronto Stock Exchange. The Trust has advised us that as of June 19, 2003, there were ____ Trust Units issued and outstanding, and that ____ of such Trust Units (approximately ___% of those issued and outstanding) were held, directly or through brokers, dealers, banks and

other nominees in the United States and Canada, by persons whose addresses (as appearing on the records of the Trust and such brokers) are located in the United States. Thus, the Trust is a foreign private issuer as defined in the Rule 3b-4 under the Act.

The Trust was created in May 2001. At the time of its creation, the Trust issued Trust Units to former stockholders of Search Energy Corp., including ________ Trust Units issued to U.S. persons pursuant to a court-approved Plan of Arrangement in reliance on Section 3(a)(10) of the Securities Act of 1933 (the "Securities Act"). [The Trust issued an additional _____ Trust Units [insert number from November 2001 private placement, if any] to United States persons in transactions exempt from registration pursuant to Section 4 of the Securities Act.] The Trust is unaware of the circumstances under which the remaining ____________ Trust Units held by persons in the United States were acquired, but notes that since the Trust Units are listed on the Toronto Stock Exchange, they could have been purchased by U.S. persons in open-market transactions. Other than the Plan of Arrangement referred to above, the Trust has never had a public offering in the United States. Its last public offering outside the United States was in January, 2002.

On behalf of the Trust, we are furnishing you herewith (1) all of the information specified in Rule 12g3-2(b)(1)(i) which the Trust has made public, filed with a stock exchange or distributed to its Unit holders since the beginning of the Trust's last fiscal year, and (2) the list referred to in Rule 12g3-2(b)(1)(ii). The Trust undertakes to furnish promptly to the Commission whatever such information is made public in the future, as well as any revised list required by Rule 12g3-2(b)(1)(iv).

The Trust has never had a class of securities registered under Section 12 of the Act or a reporting obligation under Section 15(d) of the Act, nor is the Rule 12g3-2(b) exemption unavailable for the Trust Units by reason of paragraph (d)(2) or (3) of Rule 12g3-2.

Please confirm in due course that the Trust has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Act.

If you have any questions concerning this claim of exemption, please do not hesitate to call me (at 212-238-8698), or John K. Whelan of this office (at 212-238-8810). Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Andris J. Vizbaras

AJV:tbm
Enclosures

ADVANTAGE ENERGY INCOME FUND
Home Country Information List Under Rule 12g3-2(b)(1)(i)
June __, 2003

All of the documents listed below were filed by Advantage Energy Income Fund pursuant to the requirements of the Canadian Securities Administrators, and all of them are available on the Internet at www.sedar.com.

Doc. No.	*Date Filed*	*Description*
1.	Jan 08 2002	Press release - English
2.	Jan 10 2002	Press release - English
3.	Jan 11 2002	Preliminary short form prospectus - English
4.	Jan 11 2002	MRRS Decision Document (Preliminary)
5.	Jan 11 2002	Cover letter
6.	Jan 14 2002	Preliminary Receipt
7.	Jan 14 2002	Preliminary Receipt
8.	Jan 16 2002	Press release - English
9.	Jan 17 2002	Oil and gas reports
10.	Jan 17 2002	Oil and gas reports
11.	Jan 17 2002	Oil and gas reports
12.	Jan 17 2002	Oil and gas reports
13.	Jan 17 2002	Oil and gas reports
14.	Jan 17 2002	Oil and gas reports
15.	Jan 18 2002	MRRS Decision Document (Final)
16.	Jan 18 2002	Final short form prospectus - English
17.	Jan 18 2002	Consent letter(s) of other expert(s)
18.	Jan 18 2002	Consent letter(s) of other expert(s)
19.	Jan 18 2002	Consent letter(s) of other expert(s)
20.	Jan 18 2002	Consent letter(s) of other expert(s)
21.	Jan 18 2002	Consent letter of underwriters' legal counsel
22.	Jan 18 2002	Consent letter of issuer's legal counsel
23.	Jan 18 2002	Auditors' consent letter
24.	Jan 18 2002	Auditors' consent letter
25.	Jan 18 2002	Auditors' consent letter

Doc. No.	*Date Filed*	*Description*
26.	Jan 18 2002	Auditors' consent letter
27.	Jan 21 2002	Final Receipt
28.	Jan 21 2002	Final Receipt
29.	Jan 21 2002	Final Receipt
30.	Jan 21 2002	Final Receipt
31.	Jan 29 2002	Press release - English
32.	Jan 29 2002	Material change report - English
33.	Feb 7 2002	Press release - English
34.	Feb 22 2002	Press release - English
35.	Feb 25 2002	Press release - English
36.	Feb 26 2002	Press release - English
37.	Mar 22 2002	Press release - English
38.	Apr 5 2002	Press release - English
39.	Apr 17 2002	Notice of the meeting and record date - English
40.	Apr 19 2002	Press release - English
41.	May 1 2002	Press release - English
42.	May 14 2002	MD & A - English
43.	May 14 2002	Audited annual financial statements - English
44.	May 14 2002	Annual report - English
45.	May 17 2002	Renewal annual information form - English
46.	May 17 2002	Press release - English
47.	May 21 2002	Other
48.	May 21 2002	Confirmation of mailing
49.	May 21 2002	Confirmation of mailing
50.	May 28 2002	Press release - English
51.	May 29 2002	Other
52.	May 29 2002	Confirmation of mailing
53.	May 29 2002	Confirmation of mailing
54.	May 29 2002	Confirmation of mailing
55.	May 29 2002	Confirmation of mailing
56.	May 30 2002	Interim financial statements - English
57.	Jun 17 2002	Press release - English

Doc. No.	*Date Filed*	*Description*
58.	Jun 17 2002	Notice of meeting - English
59.	Jun 17 2002	Management proxy / information circular - English (BC, ON - Form 30, QC)
60.	Jun 17 2002	Form of proxy - English
61.	Jun 18 2002	Press release - English
62.	Jul 18 2002	Cover letter
63.	Jul 19 2002	Press release - English
64.	Aug 16 2002	Press release - English
65.	Aug 21 2002	Press release - English
66.	Aug 22 2002	Press release - English
67.	Aug 23 2002	Notice
68.	Aug 23 2002	Letter from successor auditor
69.	Aug 23 2002	Letter from former auditor
70.	Aug 29 2002	Interim MD & A - English
71.	Aug 29 2002	Interim financial statements - English
72.	Aug 30 2002	Other
73.	Aug 30 2002	Confirmation of mailing
74.	Sep 13 2002	Press release - English
75.	Sep 16 2002	Press release - English
76.	Sep 26 2002	Press release - English
77.	Oct 1 2002	Preliminary short form prospectus - English
78.	Oct 1 2002	Other material contract(s)
79.	Oct 2 2002	Preliminary Receipt
80.	Oct 2 2002	MRRS Decision Document (Preliminary)
81.	Oct 2 2002	Cover letter
82.	Oct 3 2002	Press release - English
83.	Oct 3 2002	Preliminary Receipt
84.	Oct 7 2002	Oil and gas reports
85.	Oct 7 2002	Oil and gas reports
86.	Oct 7 2002	Oil and gas reports
87.	Oct 7 2002	Material change report - English
88.	Oct 8 2002	Other material contract(s)

Doc. No.	*Date Filed*	*Description*
89.	Oct 8 2002	Other material contract(s)
90.	Oct 8 2002	Final short form prospectus - English
91.	Oct 8 2002	Cover letter
92.	Oct 8 2002	Cover letter
93.	Oct 8 2002	Cover letter
94.	Oct 8 2002	Cover letter
95.	Oct 8 2002	Consent letter(s) of other expert(s)
96.	Oct 8 2002	Consent letter of underwriters' legal counsel
97.	Oct 8 2002	Consent letter of issuer's legal counsel
98.	Oct 8 2002	Confirmation of mailing
99.	Oct 8 2002	Auditors' consent letter
100.	Oct 8 2002	Auditors' consent letter
101.	Oct 8 2002	Auditors' consent letter
102.	Oct 9 2002	MRRS Decision Document (Final)
103.	Oct 10 2002	Final Receipt
104.	Oct 15 2002	Press release - English
105.	Oct 16 2002	Final Receipt
106.	Oct 17 2002	Final Receipt
107.	Oct 18 2002	Press release - English
108.	Nov 18 2002	Press release - English
109.	Nov 18 2002	Press release - English
110.	Nov 19 2002	Press release - English
111.	Nov 28 2002	Interim MD & A - English
112.	Nov 28 2002	Interim financial statements - English
113.	Nov 28 2002	Confirmation of mailing
114.	Dec 2 2002	Press release - English
115.	Dec 17 2002	Press release - English
116.	Jan 21 2003	Press release - English
117.	Jan 24 2003	Press release - English
118.	Feb 5 2003	Qualifying issuer certificate (Form 45 - 102 F2)
119.	Feb 12 2003	Press release - English
120.	Feb 18 2003	Press release - English

Doc. No.	*Date Filed*	*Description*
121.	Feb 18 2003	Press release - English
122.	Mar 14 2003	Notice of the meeting and record date - English
123.	Mar 19 2003	Press release - English
124.	Apr 3 2003	Press release - English
125.	Apr 14 2003	Press release - English
126.	Apr 28 2003	ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers
127.	Apr 28 2003	MD & A - English
128.	Apr 28 2003	Audited annual financial statements - English
129.	Apr 28 2003	Annual report - English
130.	Apr 29 2003	Other
131.	Apr 29 2003	Confirmation of mailing
132.	Apr 29 2003	Confirmation of mailing
133.	May 1 2003	Renewal annual information form - English
134.	May 9 2003	Notice of meeting - English
135.	May 9 2003	Management proxy / information circular - English
136.	May 9 2003	Form of proxy - English
137.	May 14 2003	Press release - English
138.	May 15 2003	Press release - English
139.	May 16 2003	Press release - English
140.	May 30 2003	Interim financial statements - English
141.	May 30 2003	Confirmation of mailing
142.	Jun 4 2003	Press release - English
	Jun 27 2003	Final short form prospectus - English
	Jun 27 2003	Underwriting or agency agreement
	Jun 26 2003	Other
	Jun 23 2003	Other material contract(s)
	Jul 8 2003	Material change report - English
	Jul 8 2003	Other material contract(s)
	Jul 8 2003	Press release - English
	Jun 19 2003	Preliminary short form prospectus - English

Doc. No.	*Date Filed*	*Description*
	Jun 17 2003	Press release - English
	Jun 16 2003	Press release - English

86

UNDERWRITING AGREEMENT

June 17, 2003

Advantage Energy Income Fund
Advantage Oil & Gas Ltd.
Advantage Investment Management Ltd.
3100, 150 – 6th Avenue S.W.
Calgary, Alberta T2P 3H7

Attention: Kelly I. Drader, President and Chief Executive Officer

Dear Sir:

Re: Offering of 9.00% Convertible Unsecured Subordinated Debentures of Advantage Energy Income Fund

Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., CIBC World Markets Inc. and FirstEnergy Capital Corp. (the "**Underwriters**") understand that Advantage Energy Income Fund (the "**Trust**" or "**Advantage**") proposes to issue and sell 30,000 convertible unsecured subordinated debentures of the Trust (the "**Debentures**") with a face value of $1,000 principal amount per Debenture, a coupon of 9.00% per annum, payable semi-annually on February 1 and August 1 of each year commencing February 1, 2004, and a maturity date of August 1, 2008 (the "**Maturity Date**"). The Debentures are convertible into trust units ("Trust Units") of the Trust at a conversion price of $17.00 per Trust Unit plus accrued and unpaid interest at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, subject to adjustments in certain circumstances, and shall otherwise have such attributes as are described in the Prospectus (as defined below).

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly agree to purchase the Debentures from the Trust at the Closing Time in the respective percentages set forth in paragraph 19 hereof, and the Trust hereby agrees to issue and sell to the Underwriters at the Closing Time all but not less than all, of the Debentures for an aggregate purchase price of $30,000,000.

1. Definitions

In this agreement:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Advantage Oil & Gas**" means Advantage Oil & Gas Ltd., a corporation amalgamated pursuant to the ABCA;

(c) "**AIF**" means the renewal annual information form of the Trust dated April 28, 2003;

(d) "**Applicable Securities Laws**" means all applicable Canadian securities, corporate and other laws, rules, regulations, notices and policies in the Qualifying Provinces;

(e) "**ASC**" means the Alberta Securities Commission;

(f) "**Business Day**" means a day which is not a Saturday or a Sunday or a legal holiday in the City of Calgary, Alberta;

(g) "**Closing Date**" means July 8, 2003 or such other date as the Underwriters and the Trust may agree;

(h) "**Closing Time**" means 6:30 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Trust may agree;

(i) "**Confidential Memorandum**" means the Confidential Private Placement Memorandum and any amendments thereto, to be attached to all copies of the Prospectus to be delivered in connection with the offer and sale of the Debentures in the United States and referred to in Schedule "A" hereto;

(j) "**distribution**" means "**distribution**" or "**distribution to the public**", as the case may be, as defined under the Applicable Securities Laws and "**distribute**" has a corresponding meaning;

(k) "**Debenture Trust Indenture**" means the trust indenture to be dated on or before the Closing Date between the Trust and Computershare Trust Company of Canada or another nationally recognized trust company acceptable to the Underwriters, governing the terms and conditions of the Debentures;

(l) "**Documents**" means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i) the AIF;

(ii) the audited comparative consolidated financial statements of the Trust for the year ended December 31, 2002 and the period from May 24, 2001 and ending December 31, 2001, together with the notes thereto and the auditor's report thereon;

(iii) the information circular – proxy statement of the Trust dated April 17, 2003 relating to the annual and special meeting of holders of Trust Units held on May 28, 2003 (excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance"); and

(iv) the unaudited interim consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and

operations of the Trust as at and for the three month period ended March 31, 2003 and 2002.

(m) "**Exchange**" means the Toronto Stock Exchange;

(n) "**Management Agreement**" means the management advisory and administration agreement dated May 24, 2001, as amended, among 925212 Alberta Ltd., ManagementCo and the Trustee on behalf of the Trust;

(o) "**ManagementCo**" or the "**Manager**" means Advantage Investment Management Ltd., a corporation incorporated under the ABCA;

(a) "**Material Agreements**" means, collectively, the Trust Indenture, Shareholder Agreement, Management Agreement, Note Indenture, 10⅜% Note Indenture, the Royalty Agreement, and the Trust Indenture dated October 18, 2002 in respect of the 10.00% Debentures;

(q) "**misrepresentation**", "**material change**" and "**material fact**" shall have the meanings ascribed thereto under the Applicable Securities Laws;

(r) "**MRRS Procedures**" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System;

(s) "**NI 44-101**" means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

(t) "**Note Indenture**" means the note indenture providing for the issuance of the Notes dated May 24, 2001 and made between 925212 Alberta Ltd. and Montreal Trust Company of Canada, as trustee, as amended by the First Supplemental Note Indenture dated December 18, 2001 between Advantage Oil & Gas and Computershare Trust Company of Canada;

(u) "**Notes**" means the 14% unsecured promissory notes of Advantage Oil & Gas;

(v) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Trust to be dated June 19, 2003 and any amendments thereto, in respect of the distribution of the Debentures, in the English and French languages, including the documents incorporated by reference therein;

(w) "**Prospectus**" means the (final) short form prospectus of the Trust and any amendments thereto, in respect of the distribution of the Debentures, in the English and French languages, including the documents incorporated by reference therein;

(x) "**Prospectus Amendment**" means any amendment to either the Preliminary Prospectus or Prospectus, in the English and French languages;

(y) "**Prospectuses**" means, collectively, the Preliminary Prospectus and the Prospectus;

(z) "**Public Record**" means all information filed after December 31, 2001 by or on behalf of the Trust and Advantage Oil & Gas with the Securities Commissions, including without limitation, the Documents, the Trust Financial Statements, the Prospectuses, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(aa) "**Qualifying Provinces**" means each of the provinces of Canada;

(bb) "**Royalty**" means the 95% interest in Advantage Oil & Gas' Petroleum Substances (as defined in the Royalty Agreement) within, upon or under certain of its Oil and Natural Gas Properties (as defined in the Royalty Agreement) granted pursuant to the Royalty Agreement;

(cc) "**Royalty Agreement**" means the royalty agreement entered into between Advantage Oil & Gas and the Trust dated as of May 24, 2001 which provides for the creation of the Royalty;

(dd) "**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(ee) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Debentures pursuant to this agreement;

(ff) "**Shareholder Agreement**" means the shareholder agreement entered into as of May 24, 2001 between Advantage Oil & Gas and the Trustee, as trustee for and on behalf of the Trust;

(gg) "**Sproule**" means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta;

(hh) "**Sproule Report**" means the independent engineering evaluation of Advantage's oil, natural gas liquids and natural gas interests prepared by Sproule dated April 17, 2003 and effective January 1, 2003;

(ii) "**subsidiary**" has the meaning assigned thereto in the ABCA;

(jj) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Trust under the Applicable Securities Laws;

(kk) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

(ll) "**10% Debentures**" means the 10.00% convertible unsecured subordinated debentures of the Trust;

(mm) "**10⅜% Note Indenture**" means a trust indenture providing for the issuance of 10⅜% unsecured subordinated promissory notes of Advantage Oil & Gas dated October 18, 2002, as amended by a First Supplemental Note Indenture dated as of the same date and made between Advantage Oil & Gas and Computershare Trust Company of Canada;

(nn) "**10⅜% Notes**" means the 10⅜% unsecured subordinated promissory notes of Advantage Oil & Gas;

(oo) "**Trust Assets**" means, collectively, the Royalty, the Notes, the 10⅜% Notes the Subsequent Investments, the Permitted Investments and cash;

(pp) "**Trust Financial Statements**" means, collectively:

(i) the audited comparative consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the year ended December 31, 2002 together with the notes thereto and auditors report thereon; and

(ii) the interim unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the three months ended March 31, 2003;

(qq) "**Trust Indenture**" means the trust indenture dated as of April 17, 2001 as supplemented May 22, 2001 between the Trustee, Advantage Oil & Gas and 687371 Alberta Ltd. as settlor as amended and restated June 25, 2002 and May 28, 2003;

(rr) "**Trust Units**" means units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust;

(ss) "**Trust's auditors**" means KPMG LLP, chartered accountants, Calgary, Alberta;

(tt) "**Trust's former auditors**" means Ernst &Young LLP, chartered accountants, Calgary, Alberta;

(uu) "**Trust's counsel**" means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Trust, with the consent of the Underwriters, may appoint;

(vv) "**Trustee**" means Computershare Trust Company of Canada, as trustee of the Trust; and

(ww) "**Underwriters' counsel**" means Macleod Dixon LLP or such other legal counsel as the Underwriters, with the consent of the Trust, may appoint.

Unless otherwise defined herein capitalized terms shall have the meanings ascribed thereto in the AIF.

2. Underwriting Fee

In consideration for their services in underwriting the distribution of and purchasing the Debentures, the Trust agrees to pay the Underwriters at the Closing Time a fee of $40.00 per Debenture for each Debenture purchased (being an aggregate amount of $1,200,000), all such fees being payable from the general funds of the Trust.

The foregoing fees (the "**Underwriting Fee**") may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Debentures and withheld for the account of the Underwriters. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided. However, in the event that Canada Customs and Revenue Agency determines that Goods and Services Tax provided for in the *Excise Tax Act* (Canada) is exigible on the Underwriting Fee, the Trust agrees to pay the amount of Goods and Services Tax forthwith upon the request of the Underwriters. The Trust also agrees to pay the Underwriters' reasonable expenses incurred in connection with this underwriting as set forth in paragraph 11 hereof.

3. Qualification for Sale

(a) The Trust represents and warrants to the Underwriters that it is eligible to use the prompt offering qualification system described in NI 44-101 and the simplified prospectus rules of the *Securities Act* (Québec) for the distribution of the Debentures.

(b) The Trust shall:

(i) not later than 5:00 p.m. (Calgary time) on June 19, 2003, have prepared and filed the Preliminary Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator;

(ii) have obtained a preliminary MRRS decision document from the ASC dated not later than June 19, 2003, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province;

(iii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions have:

(A) prepared and filed not later than June 27, 2003 (or such later date as may be agreed to in writing by the Trust, Advantage Oil & Gas, ManagementCo and the Underwriters) the Prospectus (in the English and French languages) and other documents required

under the Applicable Securities Laws with the Securities Commissions; and

(B) obtained a final MRRS decision document dated June 27, 2003 from the ASC, evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

and otherwise fulfilled all requirements of Applicable Securities Laws to enable the Debentures to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province; and

(iv) until the completion of the distribution of the Debentures, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Debentures for distribution or, in the event that the Debentures have, for any reason, ceased to so qualify, to again qualify the Debentures for distribution.

(c) Prior to the filing of the Prospectuses and, during the period of distribution of the Debentures, prior to the filing with any Securities Commissions of any Supplementary Material, the Trust shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents (including, without limitation, the Confidential Memorandum) and to have reviewed any documents incorporated by reference therein.

(d) During the period from the date hereof until completion of the distribution of the Debentures, the Trust shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material.

(e) The Trust shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Debentures for distribution to the public in the Qualifying Provinces, for sale in transactions exempt from registration under the United States *Securities Act of 1933* (the "U.S. Act") and on a "private placement" basis in the United States to Qualified Institutional Buyers in reliance on Rule 144A under the U.S. Act and for sale internationally as permitted by applicable laws.

4. Delivery of Prospectus and Related Documents

The Trust shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) Prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus, each in the English and French languages, signed as required by the Applicable Securities Laws of the Qualifying Provinces;

(ii) copies of the Confidential Memorandum if required by the Underwriters; and

(iii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

as soon as they are available and in any event, not later than one Business Day following the filing with the Securities Commissions of the Preliminary Prospectus or the Prospectus;

(b) As soon as they are available, copies of any Supplementary Material, in the English and French languages, as required, signed as required by the Applicable Securities Laws of the Qualifying Provinces and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) Prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from each of the Trust's auditors and the Trust's former auditors, if required, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Trust and Advantage Oil & Gas, as applicable, and have found such information and percentages to be in agreement, which comfort letter shall be based on the respective auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

(d) At the respective times of delivery to the Underwriters of the Preliminary Prospectus and the Prospectus, the Trust shall deliver to the Underwriters:

(i) an opinion of local counsel in Québec, addressed to the Underwriters and the Underwriters' counsel and dated at the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting

reasonably, to the effect that, except for information in the Preliminary Prospectus or Prospectus, as applicable, translated by the Trust's auditors or the Trust's former auditors, if required, the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and adequate translation of the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein; and

(ii) a letter from each of the Trust's auditors and the Trust's former auditors, if required, addressed to the Underwriters and the Underwriters' counsel and dated the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in subparagraph (d)(i) in the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the information contained in the English language versions thereof.

Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance reasonably satisfactory to the Underwriters and the Underwriters' counsel.

Such deliveries shall also constitute the Trust's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses, the Confidential Memorandum and any Supplementary Material in connection with the offering and sale of the Debentures.

5. Commercial Copies

(a) The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material (both English and French versions) and the Confidential Memorandum (if required by the Underwriters) in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Trust or the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents; and

(b) The Trust shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus,

Prospectus or any Supplementary Materials as the Underwriters may reasonably request.

6. Material Change

(a) During the period of distribution of the Debentures, the Trust, Advantage Oil & Gas and ManagementCo will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated or threatened) in or affecting the business, operations, capital, condition (financial or otherwise) of the Trust, Advantage Oil & Gas or their respective properties, assets, liabilities (contingent or otherwise), operations, revenue or subsidiaries, or affecting the ability of ManagementCo to manage the Trust and Advantage Oil & Gas;

(ii) any change in any material fact contained or referred to in the Prospectus or any Supplementary Material; and

(iii) the occurrence of a material fact or event, which, in any such case, is, or may be, of such a nature as to:

(A) render the Preliminary Prospectus, Prospectus or any Supplementary Material untrue, false or misleading in a material respect;

(B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

(C) result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with Applicable Securities Laws,

provided that if the Trust, Advantage Oil & Gas or ManagementCo is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Trust, Advantage Oil & Gas, or ManagementCo as the case may be, shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature;

(b) During the period of distribution of the Debentures, the Trust, Advantage Oil & Gas and ManagementCo will promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission or similar regulatory authority, the Exchange or by any other competent authority of any order to cease or suspend trading of any securities of the Trust or Advantage Oil & Gas or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Trust, Advantage Oil & Gas or ManagementCo of any material communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Debentures;

(c) The Trust, Advantage Oil & Gas and ManagementCo will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in paragraphs 6(a) or (b) above and the Trust, Advantage Oil & Gas and ManagementCo will prepare and file promptly at the Underwriters' reasonable request any amendment to the Preliminary Prospectus, the Prospectus or Supplementary Material as may be required under Applicable Securities Laws; provided that the Trust, Advantage Oil & Gas and ManagementCo shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material in the English and French languages as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in paragraph 4 above; and

(d) During the period of distribution of the Debentures, the Trust will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statement of the Trust or Advantage Oil & Gas;

(ii) any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(iii) any press release of the Trust.

7. Representations and Warranties of the Trust and Advantage Oil & Gas

(a) Each delivery of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment pursuant to paragraph 4 above shall constitute a joint and several representation and warranty to the Underwriters by each of the Trust and Advantage Oil & Gas (and each of the Trust and Advantage Oil & Gas hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(i) all of the information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in the Preliminary Prospectus, Prospectus or the Prospectus Amendment, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) constitute full, true and plain disclosure of all material facts relating to the Trust, Advantage Oil & Gas, ManagementCo and the Debentures;

(ii) the Preliminary Prospectus, Prospectus and Prospectus Amendment, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws of the Qualifying Provinces, including without limitation NI 44-101 and the simplified prospectus rules of the *Securities Act* (Québec); and

(iii) except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment to the time of delivery thereof, in the affairs, operations, assets, liabilities (contingent or otherwise), or ownership of the Trust, Advantage Oil & Gas or, to the extent (if any) to which it affects the ability of the Manager to manage the Trust, the Manager.

(b) In addition to the representations and warranties contained in clause 7(a) hereof, each of the Trust and Advantage Oil & Gas jointly and severally represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

(i) the Trust has been properly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta and has all

requisite trust authority and power to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party and to own and administer its properties and assets including, without limitation, the Trust Assets;

(ii) each of Advantage Oil & Gas and ManagementCo have been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(iii) each of Advantage Oil & Gas and ManagementCo is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on a material portion of its business and the Trust is qualified to carry on its activities including, without limitation, owning the Trust Assets in each jurisdiction where it carries on such activities;

(iv) except as described in its AIF neither the Trust nor Advantage Oil & Gas has any subsidiaries (as defined in the ABCA) and neither the Trust nor Advantage Oil & Gas is "affiliated" with or a "holding corporation" of any body corporate (within the meaning of those terms in the ABCA);

(v) the Trust is a "unit trust" and a "mutual fund trust" under the Tax Act and the Trust shall at all times conduct its affairs so as to continue to qualify as a "unit trust" and a "mutual fund trust", including by limiting its activities to investing the property of the Trust in the Trust Assets and other property in which a "mutual fund trust" is permitted by the Tax Act to invest, and will not carry on any other business;

(vi) to the knowledge of the Trust and Advantage Oil & Gas, after reasonable inquiry, non-residents of Canada (as that term is used in the Tax Act) do not beneficially own more than 35% of the issued and outstanding Trust Units;

(vii) all of the issued and outstanding shares in the capital of Advantage Oil & Gas are fully paid and non-assessable and legally and beneficially owned by the Trust free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person holds any securities convertible into or exchangeable for issued or unissued shares of Advantage Oil & Gas or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued or issued securities of Advantage Oil & Gas;

(viii) the Trust has full power and authority to issue the Debentures and the Trust Units issuable on the conversion or redemption of the Debentures and, at the Closing Date (a) the Debentures will be duly and validly authorized, allotted and reserved for issuance and, upon receipt of the purchase price therefor, will be duly and validly issued as fully paid and non-assessable debentures (b) the Trust Units issuable on the conversion or redemption of the Debentures will be duly and validly authorized, allotted and reserved for issuance, and upon the issuance of the Trust Units issuable on the conversion or redemption of the Debentures in accordance with the terms of the Debenture Trust Indenture, such Trust Units will be duly and validly issued as fully paid and non-assessable;

(ix) none of the Trust, Advantage Oil & Gas and ManagementCo is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement or the Debenture Trust Indenture by the Trust, Advantage Oil & Gas and ManagementCo or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, the Trust Indenture, any term or provision of the articles, by-laws or resolutions of the Trust, Advantage Oil & Gas or ManagementCo, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement to which the Trust, Advantage Oil & Gas or ManagementCo is a party or by which any of the Trust, Advantage Oil & Gas or ManagementCo is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Trust, Advantage Oil & Gas or ManagementCo, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, ownership or condition (financial or otherwise) of the Trust, Advantage Oil & Gas (on a consolidated basis) or their respective properties or assets (taken as a whole);

(x) each of the Trust, Advantage Oil & Gas and ManagementCo has full trust or corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by the Trust, Advantage Oil & Gas and ManagementCo and this agreement is a legal, valid and binding obligation of the Trust, Advantage Oil & Gas and ManagementCo enforceable against the Trust, Advantage Oil & Gas and ManagementCo in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 13(a)(v);

(xi) the Trust has full trust power and authority to enter into the Debenture Trust Indenture and to perform its obligations set out therein and the Debenture Trust Indenture has been duly authorized and on or before the

Closing Time will be executed and delivered by the Trust and the Debenture Trust Indenture, when so executed and delivered, will be a legal, valid and binding obligation of the Trust enforceable against the Trust in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 13(a)(vi);

(xii) there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust and Advantage Oil & Gas from the position set forth in the Trust Financial Statements except as contemplated by the Prospectuses and there has not been any adverse material change in the business, operations, capital or condition (financial or otherwise) or results of the operations of the Trust or Advantage Oil & Gas since March 31, 2003 except as disclosed in the Prospectuses; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Trust, Advantage Oil & Gas or ManagementCo (on a consolidated basis) which have not been disclosed in the Prospectuses;

(xiii) the Trust Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust and Advantage Oil & Gas as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust and Advantage Oil & Gas as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xiv) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust in connection with the sale and delivery of the Debentures or the Trust Units issuable upon the conversion or redemption of the Debentures hereunder, except such as may be required by the Exchange or under the Applicable Securities Laws;

(xv) there are no actions, suits, proceedings or inquiries pending or (as far as the Trust or Advantage Oil & Gas are aware) threatened against or affecting the Trust, Advantage Oil & Gas or ManagementCo at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations or

condition (financial or otherwise) of the Trust, Advantage Oil & Gas or ManagementCo (on a consolidated basis) or their respective properties and assets (taken as a whole) or which affects or may affect the distribution of the Debentures or the Trust Units issuable upon conversion or redemption of the Debentures;

(xvi) each of the Trust, Advantage Oil & Gas and ManagementCo has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses except where such non-compliance or lack of license, registration or qualification, in aggregate, would not have a material adverse affect on the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or the results of the operations of the Trust, Advantage Oil & Gas or ManagementCo (on a consolidated basis);

(xvii) each of the Material Agreements is properly described as to parties, dates and as to amendments thereto, each of such agreements is a legal, valid and binding obligation of the Trust, Advantage Oil & Gas and Management, as the case may be, enforceable against such parties in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 13(a)(v) and each of the Trust, Advantage Oil & Gas and ManagementCo, as applicable, are in compliance with the terms of such Material Agreements except where such non-compliance, in aggregate, would not have a material adverse affect on the capital, assets, liabilities (absolute accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or the results of the operations of the Trust, Advantage Oil & Gas or ManagementCo (on a consolidated basis) and neither the Trust or Advantage Oil & Gas is aware of any default or breach of a material nature under any of such Material Agreements by any other party thereto;

(xviii) the information and statements set forth in the Public Record to the extent incorporated by reference in the Prospectuses were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statements;

(xix) the authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units of which 30,801,149 Trust Units and no Special Voting Units are issued and outstanding;

(xx) except for the 10% Debentures and trust unit incentive rights granted under the Trust Unit Rights Incentive Plan, no person holds any securities convertible or exchangeable into Trust Units or Special Voting Units or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued Trust Units or Special Voting Units or other securities of the Trust;

(xxi) no Securities Commission, the Exchange nor any similar regulatory authority has issued any order preventing or suspending trading in any securities of the Trust and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as the Trust or Advantage Oil & Gas are aware) threatened;

(xxii) Computershare Trust Company of Canada at its principal offices in the cities of Calgary, Alberta and Toronto, Ontario, is the duly appointed registrar and transfer agent of the Trust with respect to the Trust Units and the 10% Debentures;

(xxiii) Computershare Trust Company of Canada, or another nationally recognized trust company acceptable to the Underwriters, acting reasonably, will on the Closing Date be the duly appointed trustee under the Debenture Trust Indenture, and at its principal office in the cities of Calgary and Toronto will on the Closing Date be the duly appointed registrar and transfer agent of the Trust with respect to the Debentures;

(xxiv) the minute books of the Trust, Advantage Oil & Gas and ManagementCo contain true and correct copies of the constating documents of the Trust, Advantage Oil & Gas and ManagementCo and at the Closing Date will contain true and correct copies of the minutes of all meetings and all resolutions of the trustees and of the directors, shareholders and unitholders of the Trust, Advantage Oil & Gas and ManagementCo;

(xxv) other than as provided for in this agreement, neither the Trust, Advantage Oil & Gas nor ManagementCo has incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(xxvi) the issued and outstanding Trust Units are listed and posted for trading on the Exchange and the Debentures and the Trust Units issuable on the conversion or redemption of the Debentures will be listed and posted for trading on the Exchange upon the Trust complying with the usual conditions imposed by the TSX with respect thereto;

(xxvii) the Trust is a "reporting issuer" in the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Québec, Newfoundland and Labrador

and Nova Scotia, and within the meaning of the Applicable Securities Laws in such provinces and has the equivalent status in the provinces of Manitoba, Prince Edward Island and New Brunswick and is not in default of any requirement of Applicable Securities Laws;

(xxviii) the definitive form of certificates for the Trust Units is and the definitive form of certificates for the Debentures will on the Closing Date be, in due and proper form under the laws governing the Trust and in compliance with the requirements of the Exchange;

(xxix) Advantage Oil & Gas has made available to Sproule, prior to the issuance of the Sproule Report, for the purpose of preparing the Sproule Report, all information requested by Sproule, which information did not contain any material misrepresentation at the time such information was provided. Except with respect to changes in the prices of oil and gas, neither the Trust nor Advantage Oil & Gas has any knowledge of a material adverse change in any production, cost, reserves or other relevant information provided to Sproule since the date that such information was so provided. Each of the Trust and Advantage Oil & Gas believes that the Sproule Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves associated with the crude oil, natural gas liquids and natural gas properties evaluated in such report as at January 1, 2003 based upon information available at the time such reserves information was prepared, and the Trust and Advantage Oil & Gas believe that at the date of such report it did not overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxx) neither the Trust nor Advantage Oil & Gas is aware of any defects, failures or impairments in the title of Advantage Oil & Gas to the crude oil, natural gas liquids and natural gas properties disclosed in the Prospectuses, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of crude oil, natural gas liquids and natural gas reserves of Advantage Oil & Gas as disclosed in the Prospectuses; (B) the current production volumes of Advantage Oil & Gas; or (C) the current cash flow of Advantage Oil & Gas;

(xxxi) to the knowledge of the Trust and Advantage Oil & Gas, the Trust has good and marketable title to the Trust Assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, except as described in the Prospectuses;

(xxxii) Advantage Oil & Gas has the necessary power and authority to execute and deliver the Prospectuses on behalf of the Trust and all requisite

action has been taken by Advantage Oil & Gas to authorize the execution and delivery by it of the Prospectuses on behalf of the Trust;

(xxxiii) the Trust is not an "Investment Company" within the meaning of that term under the United States *Investment Company Act of 1940* and the Trust has complied and will comply with the representations, warranties and covenants of the Trust set forth in Schedule "A" hereto;

(xxxiv) the attributes and characteristics of the Debentures conform in all material respects to the attributes and characteristics thereof described in the Prospectuses;

(xxxv) with such exceptions as are not material to the Trust and Advantage Oil & Gas (taken as a whole), each of the Trust and Advantage Oil & Gas has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust or Advantage Oil & Gas and to the best of the knowledge, information and belief of the Trust and Advantage Oil & Gas there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust, Advantage Oil & Gas in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority; and

(xxxvi) the Trust has sufficient funds to pay to unitholders of record on June 30, 2003 the distribution of $0.23 per Trust Unit, such distribution to be paid on July 15, 2003.

8. Representations and Warranties of ManagementCo

ManagementCo represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

(a) ManagementCo has been duly incorporated and organized and is valid and subsisting under the laws of the Province of Alberta, and has all requisite corporate authority and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described

in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(b) ManagementCo is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on a material portion of its business;

(c) ManagementCo is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement by ManagementCo or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the articles, by-laws or resolutions of ManagementCo, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which ManagementCo is a party or by which ManagementCo is bound including, without limitation, the Material Agreements to which it is a party, or any judgment, decree, order, statute, rule or regulation applicable to ManagementCo, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, ownership or condition (financial or otherwise) of ManagementCo or its properties or assets (taken as a whole);

(d) ManagementCo has full corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by ManagementCo and this agreement is a legal, valid and binding obligation of ManagementCo enforceable against ManagementCo in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 13(a)(v);

(e) there are no actions, suits, proceedings or inquiries pending or (as far as ManagementCo is aware) threatened against or affecting ManagementCo at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations or condition (financial or otherwise) of ManagementCo or its properties and assets (taken as a whole);

(f) except where such non-compliance or lack of license, registration or qualification, in aggregate, would not have a material adverse affect on the business, operations or condition (financial or otherwise) of ManagementCo or its properties or assets (taken as a whole) ManagementCo has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as

contemplated to be conducted in the Prospectuses including, without limitation, performing its obligations under the Material Agreements to which it is a party;

(g) each of the Material Agreements to which ManagementCo is a party is properly described as to parties, dates and as to amendments thereto, each of such agreements is a legal, valid and binding obligation of the respective parties thereto enforceable against such parties in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 13(a)(v), ManagementCo is in compliance with the terms of such Material Agreements to which it is a party except where such non-compliance, in aggregate, would not have a material adverse affect on the business, operations or conditions (financial or otherwise) of ManagementCo or its properties or assets (taken as a whole) and ManagementCo is not aware of any default or breach of a material nature under any of such Material Agreements by any other party thereto;

(h) the minute books of ManagementCo contain true and correct copies of its constating documents and at the Closing Date will contain true and correct copies of the minutes of all meetings and all resolutions of the directors and shareholders of ManagementCo; and

(i) other than as provided for in this agreement, ManagementCo has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein.

9. Indemnity

(a) The Trust and Advantage Oil & Gas, jointly and severally, shall indemnify and save the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Debentures), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any information or statement contained in or incorporated by reference into the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters or the Underwriters' counsel expressly for inclusion in the Preliminary Prospectus or Prospectus) which is or is alleged to be untrue or any

omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Trust by the Underwriters or the Underwriters' counsel, as the case may be, expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in or incorporated by reference into the Preliminary Prospectus, the Prospectus, any Supplementary Materials or in any other document or any other part of the Public Record filed by on behalf of the Trust;

(iii) any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Debentures or the Trust Units issuable upon the conversion or redemption of the Debentures imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 9(a)(ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Debentures or the Trust Units issuable upon the conversion or redemption of the Debentures; or

(v) any breach of, default under or non-compliance by the Trust, Advantage Oil & Gas or ManagementCo with any requirements of Applicable Securities Laws, the by-laws, rules or regulations of the Exchange or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Trust, Advantage Oil & Gas or ManagementCo hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that, for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

(b) If any claim contemplated by paragraph 10(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the "Indemnified Person") shall notify the Trust and Advantage Oil & Gas as applicable (collectively the "Indemnifying Parties") (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Parties' ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Person acting reasonably and that no settlement or admission of liability may be made by the Indemnifying Parties or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by paragraph 10(a) if:

(i) the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and any one or more of the Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

(ii) the Indemnifying Parties shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties, provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c) Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by

reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus.

(d) If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Debentures or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Debentures and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e) The rights and remedies of the Indemnified Persons set forth in paragraphs 9, 10 and 11 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f) The Indemnifying Parties hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this paragraph 9 and under paragraph 10 with respect to all such agents, directors, officers, shareholders and employees.

(g) The Indemnifying Parties waive any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h) The rights of indemnity contained in this paragraph 9 shall not apply if the Indemnifying Parties have complied with the provisions of paragraphs 3 and 4 and the person asserting any claim contemplated by this paragraph 9 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation

which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

(i) If the Indemnifying Parties have assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Parties in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Parties.

10. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Debentures), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Parties on the one hand, and by the Underwriters on the other hand, from the offering of the Debentures; or

(b) if the allocation provided by paragraph 10(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph 10(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Parties, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Parties, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Parties (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 9 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Parties or the Underwriters and the

parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 9.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Debentures), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Indemnifying Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this paragraph 10 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this paragraph 10 shall be limited to the amount actually received by the Underwriters under paragraph 2.

11. Expenses

Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Debentures shall be borne by the Trust including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus and any Supplementary Material and the delivery thereof to the Underwriters, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust or the Trust's counsel, the fees and expenses of the Trust's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, the expenses related to audio-visual and teleconference presentations, including the costs associated with audio-visual personnel, hotel, food and travel expenses incurred in connection with marketing meetings, and reasonable hotel and travel expenses for the Underwriters incurred in connection with the marketing meetings, the reasonable fees and expenses of the Underwriters' counsel, to a maximum of $40,000, the fees and expenses related to any newspaper advertisements, all reasonable out-of-pocket expenses incurred by the Underwriters, the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other costs and expenses relating to this transaction.

12. Termination

(a) The Underwriters, or any of them, may, without liability, terminate their obligations hereunder, by written notice to the Trust in the event that after the date hereof and at or prior to the Closing Time:

(i) any order to cease or suspend trading in any securities of the Trust or Advantage Oil & Gas or prohibiting or restricting the distribution of any of the Debentures or the Trust Units issuable upon the conversion or redemption of the Debentures, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii) any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Trust, Advantage Oil & Gas, ManagementCo or any of the directors or senior officers of Advantage Oil & Gas or ManagementCo is announced, commenced or threatened by any securities commission or similar regulatory authority, the Exchange or by any other competent authority or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the reasonable opinion of the Underwriters or any one of them, the change, announcement, commencement or threatening thereof adversely affects the trading or distribution of the Debentures or any other securities of the Trust;

(iii) there shall have occurred any adverse change, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the business, operations, capital or condition (financial or otherwise), business or business prospects of the Trust, Advantage Oil & Gas, ManagementCo (taken as a whole) or the respective properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust, Advantage Oil & Gas, ManagementCo (taken as a whole) which in the Underwriters' opinion, could reasonably be expected to have a significant adverse effect on the market price or value of the Debentures or any other securities of the Trust or the investment quality or marketability of the Debentures or any other securities of the Trust;

(iv) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Trust, Advantage Oil & Gas or ManagementCo (taken as a whole), such that it would not be practical (in the sole opinion of the Underwriters, or any one of them, acting reasonably) to market the Debentures or any other securities of the Trust;

(v) the Underwriters shall become aware of any adverse material change with respect to the Trust, Advantage Oil & Gas or ManagementCo which

had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof which, in the sole opinion of the Underwriters or any one of them, could reasonably be expected to have a significant adverse effect on the market price or value of the Debentures or any other securities of the Trust or the investment quality or marketability of the Debentures or any other securities of the Trust;

(vi) the Trust, Advantage Oil & Gas or ManagementCo shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement, in any material respect; or

(vii) there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change, which in the sole opinion of the Underwriters, or any one of them, could reasonably be expected to have a significant adverse effect on the market price or value of the Debentures or any other securities of the Trust.

(b) The Underwriters, or any of them, may exercise any or all of the rights provided for in paragraph 12(a) or paragraph 18 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Debentures for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to paragraph 12(a) or paragraph 18 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance;

(c) Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Trust, provided that no termination shall discharge or otherwise affect any obligation of the Trust, Advantage Oil & Gas under paragraphs 9, 10, or 18. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have; and

(d) If an Underwriter elects to terminate its obligation to purchase the Debentures as aforesaid, whether the reason for such termination is within or beyond the control of the Trust, Advantage Oil & Gas or ManagementCo, the liability of the Trust, Advantage Oil & Gas or ManagementCo hereunder shall be limited to the indemnity referred to in paragraph 9, the contribution rights referred to in paragraph 10 and the payment of expenses referred to in paragraph 11; provided, however, an Underwriter shall not be entitled to the payment of expenses referred

to in paragraph 11 if an Underwriter is in breach of or default under or non-compliance with any representation, warranty, term or condition of this Agreement, in any material respect.

13. Closing Documents

The obligations of the Underwriters hereunder, as to the Debentures to be purchased at the Closing Time shall be conditional upon the Trust, Advantage Oil & Gas and ManagementCo having performed in all material respects, at the Closing Time, all of their obligations hereunder theretofore to be performed and the Underwriters receiving at the Closing Time:

(a) Favorable legal opinions of the Trust's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Debentures, the Trust, Advantage Oil & Gas and ManagementCo and the transactions contemplated hereby, including, without limitation, that:

(i) the Trust is valid and existing as a trust under the laws of the Province of Alberta and having the Trustee as its trustee;

(ii) the Trust has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectuses;

(iii) each of Advantage Oil & Gas and ManagementCo has been duly incorporated, is validly subsisting and has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

(iv) the Trust is the registered holder of all issued and outstanding shares, Notes and 10⅜% Notes of Advantage Oil & Gas, all of which have been duly authorized and validly issued as fully paid and non-assessable;

(v) each of the Trust, ManagementCo and Advantage Oil & Gas has all necessary trust or corporate power and authority to enter into this agreement and the Material Agreements and to perform its obligations, as applicable, and this agreement and the Material Agreements have been duly authorized, executed and delivered, as applicable, by the Trust, Advantage Oil & Gas and ManagementCo, respectively, and constitute legal, valid and binding obligations of each of the Trust, Advantage Oil & Gas and ManagementCo, enforceable against the Trust, Advantage Oil & Gas and ManagementCo, as applicable, in accordance with their terms except that the validity, binding effect and enforceability of the terms of agreements and documents are subject to the qualification that such validity, binding effect and enforceability may be limited by:

(A) applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally;

(B) equitable remedies, including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court;

(C) the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgments;

(D) the applicable laws regarding limitations of actions;

(E) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court;

(F) enforceability of the provisions exculpating a party from liability or duty otherwise owed by it may be limited under applicable law; and

(G) that rights to indemnity, contribution and waiver under the documents may be limited or unavailable under applicable law;

(vi) the Trust has all necessary trust power and authority to enter into the Debenture Trust Indenture and to perform its obligations set out therein, and the Debenture Trust Indenture has been duly authorized, executed and delivered by the Trust, and constitutes a legal, valid and binding obligation of the Trust, enforceable against the Trust in accordance with its terms subject to:

(A) applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally;

(B) equitable remedies, including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court;

(C) the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgments;

(D) the applicable laws regarding limitations of actions;

(E) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without

affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court;

(F) enforceability of the provisions exculpating a party from liability or duty otherwise owed by it may be limited under applicable law; and

(G) that rights to indemnity, contribution and waiver under the documents may be limited or unavailable under applicable law;

(vii) the execution and delivery of this agreement and the fulfilment of the terms hereof by each of the Trust, Advantage Oil & Gas and ManagementCo, and the performance of and compliance with the terms of this agreement by the Trust, Advantage Oil & Gas and ManagementCo does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the Trust Indenture, the articles, by-laws or resolutions of the unitholders or the directors or shareholders of the Trust, Advantage Oil & Gas or ManagementCo, as applicable, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust, Advantage Oil & Gas or ManagementCo is a party or by which it is bound, of which such counsel is aware including, without limitation, the Material Agreements, which default might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Trust or its assets (taken as a whole);

(viii) the execution and delivery of the Debenture Trust Indenture and the fulfilment of the terms thereof by the Trust, and the performance of and compliance with the terms of the Debenture Trust Indenture by the Trust does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the Trust Indenture, the articles, by-laws or resolutions of the unitholders or the directors or shareholders of the Trust, Advantage Oil & Gas or ManagementCo, as applicable, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust, Advantage Oil & Gas or ManagementCo is a party or by which it is bound, of which such counsel is aware including, without limitation, the Material Agreements, which default might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Trust or its assets (taken as a whole);

(ix) the form of the definitive certificates representing the Debentures and the Trust Units have been approved and adopted by the Trust and complies with all legal requirements (including all applicable requirements of the Exchange) relating thereto;

(x) the Debentures have been duly and validly created, allotted and issued as fully paid and non-assessable debentures of the Trust;

(xi) the Trust, the attributes of the Debentures and the Trust Units issuable upon the conversion or redemption of the Debentures conform in all material respects with the description thereof contained in the Prospectuses;

(xii) the Debentures and the Trust Units issuable upon the conversion or redemption of the Debentures are eligible investments as set out under the heading "Eligibility for Investment" in the Prospectuses;

(xiii) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Debentures for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

(xiv) the Trust is a "reporting issuer" not in default of any requirement of the *Securities Act* (Alberta) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces that have the "reporting issuer" concept;

(xv) each of the Trust and Advantage Oil & Gas have the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by each of the Trust and Advantage Oil & Gas to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(xvi) subject to the qualifications and assumptions set out therein, the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons referred to therein who will hold Debentures;

(xvii) all laws of the Province of Québec relating to the use of the French language have been complied with in connection with the sale of the Debentures to purchasers in the Province of Québec;

(xviii) the Debentures and the Trust Units issuable on the conversion of the Debentures are conditionally listed and, upon notification to the Exchange of the issuance and sale thereof and fulfilment of the conditions of the Exchange, will be posted for trading on the Exchange;

(xix) the authorized and issued capital of the Trust;

(xx) Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario has been duly appointed the transfer agent and registrar for the Trust Units and the Debentures and has been duly appointed the trustee under the Debenture Trust Indenture;

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Debentures as the Underwriters may reasonably request.

It is understood that Trust's counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Trust, Advantage Oil & Gas, ManagementCo, the transfer agent and the Trust's auditors as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust, Advantage Oil & Gas, ManagementCo and the Trust Units, including the issuance of the Debentures;

(b) A certificate of each of the Trust and Advantage Oil & Gas dated the Closing Date addressed to the Underwriters and signed on behalf of the Trust and Advantage Oil & Gas by the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer of Advantage Oil & Gas or such other officers or directors of Advantage Oil & Gas satisfactory to the Underwriters, acting reasonably, certifying that:

(i) each of the Trust and Advantage Oil & Gas has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Trust and Advantage Oil & Gas set forth in this agreement are true and correct in all material respects at the Closing Time as if made at such time; and

(iii) no event of a nature referred to in paragraphs 6(a), 6(b), 12(a)(i), (ii) or (vi) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

and the Underwriters shall have no knowledge to the contrary;

(c) A certificate of ManagementCo dated the Closing Date addressed to the Underwriters and signed on behalf of ManagementCo by the President and Vice President of ManagementCo or such other officers or directors of ManagementCo satisfactory to the Underwriters, acting reasonably, certifying that:

(i) ManagementCo has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time; and

(ii) the representations and warranties of ManagementCo set forth in this agreement are true and correct in all material respects at the Closing Time as if made at such time;

and the Underwriters shall have no knowledge to the contrary;

(d) A comfort letter of each of the Trust's auditors and the Trust's former auditors, if required, addressed to the Underwriters and dated the Closing Date satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters referred to in paragraph 4(d) hereof up to the Closing Time which comfort letter shall be not more than two Business Days prior to the Closing Date;

(e) evidence satisfactory to the Underwriters that the Trust Units issuable on the conversion or redemption of the Debentures have been conditionally listed on the Exchange, and the Debentures have been conditionally listed on the Exchange, in each case not later than the close of business on the last Business Day preceding the Closing Date, in the case of the Debentures, and upon notice to the Exchange, in the case of the Trust Units issuable on the conversion or redemption of the Debentures, and shall be posted for trading as at the opening of business on the Closing Date or first trading date after notice of such issuance, as applicable; and

(f) Such other certificates and documents as the Underwriters may request, acting reasonably.

14. Deliveries

The sale of the Debentures shall be completed at the Closing Time at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree. Subject to the conditions set forth in Section 13, the Underwriters, on the Closing Date, shall deliver to the Trust a certified cheque, bank draft or wire transfer payable to the Trust at par in Calgary in respect of the Purchased Debentures (less the fee of the Underwriters to be calculated as provided in Section 2(a)) against delivery by the Trust of:

(a) the opinions, certificates and documents referred to in Section 13; and

(b) definitive certificates representing, in the aggregate, all of the Purchased Debentures, registered in the name of Scotia Capital Inc. or in such name or

names as the Underwriters shall notify the Trust in writing not less than twenty-four (24) hours prior to the Closing Time.

15. Restrictions on Offerings

The Trust agrees that, prior to 90 days after the Closing Date except in respect of Trust Units issued on conversion of the 10% Debentures, the Debentures or upon the exercise of trust unit incentive rights, it shall not, directly or indirectly, sell or offer to sell any Trust Units or Debentures, or otherwise lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units or Debentures, whether any such transaction is settled by delivery of Trust Units or Debentures or other such securities, in cash or otherwise, without the consent of Scotia Capital Inc., such consent not to be unreasonably withheld.

16. Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Trust, Advantage Oil & Gas or ManagementCo, be addressed to ManagementCo, c/o Kelly Drader, President, at the above address, Fax No. (403) 781-2398 with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 - 7th Avenue SW
Calgary, Alberta T2P 3N9

Attention: Jay Reid
Fax No.: (403) 260-0330

and, in the case of notice to be given to the Underwriters, be addressed to:

Scotia Capital Inc.
Suite 1800, Scotia Centre
700 - 2nd Street S.W.
Calgary, Alberta T2P 2W1

Attention: Steven Kroeker
Fax No.: (403) 298-4099

BMO Nesbitt Burns Inc.
1400, 421 - 7th Avenue S.W.
Calgary, Alberta T2P 4K9

Attention: R. Bradley Hurtubise
Fax No.: (403) 515-1535

National Bank Financial Inc.
Suite 2000, Bankers Hall
855 - 2nd Street S.W.
Calgary, Alberta T2P 4J9

Attention: David M. Vetters
Fax No.: (403) 265-0543

CIBC World Markets Inc.
1100, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J7

Attention: T. Timothy Kitchen
Fax No.: (403) 260-0524

FirstEnergy Capital Corp.
1600, 333 - 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention: Nicholas J. Johnson
Fax No. (403) 262-0688

and a copy to:

Macleod Dixon LLP
3700 Canterra Tower
400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Attention: Kent D. Kufeldt
Fax No.: (403) 264-5973

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) A communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) A communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

17. Conditions

All terms, covenants and conditions of this agreement to be performed by the Trust, Advantage Oil & Gas and ManagementCo shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Debentures, by written notice to that effect given to the Trust prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

18. Survival of Representations and Warranties

All representations, warranties, terms and conditions herein (including, without limitation, those contained in paragraphs 7 and 8 hereof) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Debentures, the termination of this agreement and the distribution of the Debentures pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto for a period of three years from the Closing Date.

19. Several Liability of Underwriters

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Debentures set forth opposite their names set forth in this paragraph 19; and

(b) if an Underwriter (a "Refusing Underwriter") does not complete the purchase and sale of the Debentures which that Underwriter has agreed to purchase under this Agreement (other than in accordance with section 12) (the "Defaulted Debentures"), the remaining Underwriters (the "Continuing Underwriters") will be entitled, at their option, to purchase all but not less than all of the Defaulted Debentures pro rata according to the number of Debentures to have been acquired by the Continuing Underwriters under this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters. If no such arrangement has been made and the number of Defaulted Debentures to be purchased by the Refusing Underwriter(s) does not exceed 3% of the Debentures, the Continuing Underwriters will be obligated to purchase the Defaulted Debentures on the terms set out in this Agreement in proportion to their obligations under this Agreement. If the number of Defaulted Debentures to be purchased by the Refusing Underwriters exceeds 3% of the Debentures, the Continuing Underwriters will not

be obligated to purchase the Defaulted Debentures and, if the Continuing Underwriters do not elect to purchase the Defaulted Debentures:

(i) the Continuing Underwriters will not be obligated to purchase any of the Debentures;

(ii) the Trust will not be obligated to sell less than all of the Debentures; and

(iii) the Trust, Advantage Oil & Gas and ManagementCo will be entitled to terminate their obligations under this Agreement, in which event there will be no further liability on the part of such parties or the Continuing Underwriters, except pursuant to the provisions of sections 9, 10 and 11 hereof.

The applicable percentage of the total number of Debentures which each of the Underwriters shall be separately obligated to purchase is as follows:

Scotia Capital Inc.	45%
BMO Nesbitt Burns Inc.	20%
National Bank Financial Inc.	20%
CIBC World Markets Inc.	12%
FirstEnergy Capital Corp.	3%

Nothing in this agreement shall obligate the Trust to sell one or any of the Underwriters less than all of the Debentures or shall relieve any Underwriter in default from liability to the Trust, Advantage Oil & Gas or ManagementCo, or to any non-defaulting Underwriter in respect of its default hereunder. In the event of a termination by the Trust, Advantage Oil & Gas or ManagementCo of their obligations under this agreement, there shall be no further liability on the part of the Trust, Advantage Oil & Gas or ManagementCo to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 9, 10 and 11.

20. Authority to Bind Underwriters

The Trust, Advantage Oil & Gas and ManagementCo shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by Scotia Capital Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under paragraphs 9 or 10, any matter referred to in paragraph or any agreement under paragraph 20. While not affecting the foregoing, Scotia Capital Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

21. Underwriters Covenants

Each of the Underwriters covenants and agrees with the Trust that it will:

(a) offer the Debentures for sale to the public in the Qualifying Provinces and may, subject to the terms of this Agreement, offer them for sale in the United States in the manner contemplated by Schedule "A" attached hereto;

(b) conduct activities in connection with the proposed offer and sale of the Debentures in compliance with all Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Debentures;

(c) use all reasonable efforts to complete the distribution of Debentures as soon as possible;

(d) not solicit subscriptions for the Debentures, trade in Debentures or otherwise do any act in furtherance of a trade of Debentures outside of the Qualifying Provinces, except as contemplated in Schedule "A" attached hereto or in such other jurisdictions outside of Canada and the United States provided that such sales are made in accordance with the applicable securities laws of such jurisdictions and not engage in the Directed Selling Efforts as described in Schedule "A"; and

(e) as soon as reasonably practicable after the Closing Date provide the Trust with a break down in writing of the number of Debentures sold in each of the Qualifying Provinces and, upon completion of the distribution of the Debentures, provide to the Trust, the Exchange and to the Securities Commissions prompt notice in writing to that effect.

22. Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

23. Relationship Between the Trust, Advantage Oil & Gas and ManagementCo and the Underwriters

The Trust, Advantage Oil & Gas and ManagementCo: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledge and agree that the Underwriters are neither the agents of the Trust, Advantage Oil & Gas or ManagementCo nor otherwise fiduciaries of the Trust, Advantage Oil & Gas or ManagementCo; and (iii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under Applicable Securities Laws or to act as a fiduciary of their clients.

24. Stabilization

In connection with the distribution of the Debentures, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units or Debentures at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued at any time.

25. Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Trust, Advantage Oil & Gas and ManagementCo and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

26. Time of the Essence

Time shall be of the essence of this agreement.

27. Counterpart Execution

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

28. Contractual Obligations of Trust

The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee, or any of the unitholders of the Trust and that any recourse against the Trust, the Trustee or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture, as amended from time to time.

29. Further Assurances

Each party to this agreement covenants and agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

30. Use of Proceeds

Each of Advantage Oil & Gas, ManagementCo and the Trust hereby covenant and agree to use the net proceeds of the sale of the Debentures hereunder in accordance with the disclosure in the Prospectus.

31. U.S. Offers

(a) The Underwriters make the representations, warranties and covenants applicable to them in Schedule "A" hereto and agree, on behalf of themselves and their United States affiliates, for the benefit of the Trust, Advantage Oil & Gas and ManagementCo., to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Schedule "A" hereto, which forms part of this agreement. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Trust under this paragraph or Schedule "A" with respect to a violation by another Underwriter of the provisions of this paragraph or Schedule "A" if the former Underwriter is not itself also in violation.

(b) The Trust makes the representations, warranties and covenants applicable to it in Schedule "A" hereto.

32. Entire Agreement

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Trust, Advantage Oil & Gas or ManagementCo.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Scotia Capital Inc.

SCOTIA CAPITAL INC.

Per: *"Eric McFadden"*

BMO NESBITT BURNS INC.

Per: *"R. Bradley Hurtubise"*

NATIONAL BANK FINANCIAL INC.

Per: *"David M. Vetters"*

CIBC WORLD MARKETS INC.

Per: *"T. Timothy Kitchen"*

FIRSTENERGY CAPITAL CORP.

Per: *"Nicholas J. Johnson"*

ACCEPTED AND AGREED to this 19th day of June, 2003

ADVANTAGE ENERGY INCOME FUND, by Advantage Oil & Gas Ltd.

Per: *"Kelly Drader"*

ADVANTAGE INVESTMENT MANAGEMENT LTD.

Per: *"Kelly Drader"*

ADVANTAGE OIL & GAS LTD.

Per: *"Kelly Drader"*

SCHEDULE "A"

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

This is Schedule "A" to the Underwriting Agreement (the "Agreement") among Advantage Energy Income Fund, Advantage Oil & Gas Ltd., Advantage Investment Management Ltd., Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., CIBC World Markets Inc. and FirstEnergy Capital Corp. made as of June 17, 2003.

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a) "**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Debentures and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Debentures;

(b) "**Qualified Institutional Buyer**" means a qualified institutional buyer as that term is defined in Rule 144A;

(c) "**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

(d) "**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

(e) "**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

(f) "**SEC**" means the United States Securities and Exchange Commission;

(g) "**Substantial U.S. Market Interest**" means substantial U.S. market interest as that term is defined in Regulation S;

(h) "**U.S. Exchange Act**" means the United States *Securities Exchange Act of 1934*, as amended;

(i) "**U.S. Person**" means a U.S. person as that term is defined in Regulation S;

(j) "**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended; and

(k) "**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

I. Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Debentures have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. Accordingly, neither the Underwriter nor any of its affiliates, nor any person acting on their behalf, has made or will make any Directed Selling Efforts with respect to the Debentures or will (except for offers and sales made pursuant to paragraphs 3 through 6 below) make any offer to sell or solicitation of any offer to buy the Debentures in the United States or make any sales of Debentures unless the Underwriter and any person acting on its behalf reasonably believes that at the time the order to purchase was made the purchaser was outside the United States.

Each Underwriter represents and agrees to and with the Trust that:

1. It has not offered and sold, and will not offer and sell, any Debentures except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States in accordance with Rule 144A as provided in paragraphs 3 through 6 below.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Debentures, except with its affiliates, any selling group members or with the prior written consent of the Trust. It shall require each selling group member to agree, for the benefit of the Trust, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.

3. All offers and sales of Debentures in the United States shall be made through the Underwriter's U.S. registered broker-dealer affiliate in compliance with all applicable U.S. broker-dealer requirements. Such broker-dealer affiliate is a Qualified Institutional Buyer.

4. Offers and sales of Debentures in the United States by the Underwriter or its U.S. registered broker-dealer affiliate shall not be made by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5. Offers to sell and solicitations of offers to buy the Debentures in the United States shall be made only in accordance with Rule 144A to persons reasonably believed to be Qualified Institutional Buyers and in compliance with applicable state securities laws of the United States.

6. Each offeree in the United States has been or shall be provided by the Underwriter through its U.S. registered broker-dealer affiliate, with a Confidential Memorandum

including the Prospectus. The Underwriters shall cause each purchaser of Debentures in the United States to execute, and shall deliver to the Trust, a Certificate and Agreement of Qualified Institutional Buyer in the form of Appendix II to the Confidential Memorandum.

7. At closing, the Underwriters, together with their U.S. affiliates selling Debentures in the United States, will provide a certificate, substantially in the form of Exhibit A to this Schedule relating to the manner of the offer and sale of the Debentures in the United States.

II. Representations, Warranties and Covenants of the Trust

The Trust represents, warrants, covenants and agrees that:

1. (a) The Trust is, and at the time of closing will be, a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in the Debentures or in the Trust Units issuable upon conversion or redemption of the Debentures (the "Underlying Securities"); (b) the Trust is not now and as a result of the sale of Debentures contemplated hereby will not be, an "investment company" as defined in Section 3 under the United States Investment Company Act of 1940, as amended; (c) none of the Trust, any of its affiliates, or any person acting on their behalf has made or will make any Directed Selling Efforts, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of the Debentures in the United States; and (d) the Debentures and the Underlying Securities are not, and as of the Time of Closing will not be, and no securities of the same class as the Debentures are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

2. For so long as any of the Debentures are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Trust is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder and if the Debentures may not be resold under Rule 144(k) under the *U.S. Securities Act*, the Trust will provide to any holder of such Debentures, or to any prospective purchaser of such Debentures designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

3. The Trust has not offered or sold any of its securities in the United States during the six months prior to the date of this agreement.

4. The Trust will not, directly or indirectly, pay or give any commission or other remuneration for soliciting the conversion or exchange of any of the Debentures.

EXHIBIT A

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of the 9% convertible unsecured subordinated debentures (the "Debentures") of Advantage Energy Income Fund (the "Trust") pursuant to the Underwriting Agreement dated June 17, 2003 among the Trust, and the Underwriters named therein (the "Underwriting Agreement"), each of the undersigned does hereby certify as follows:

(i) • is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof, and all offers and sales of the Securities in the United States will be affected by • in accordance with all U.S. broker-dealer requirements;

(ii) each offeree was provided with a copy of the Confidential Memorandum, including the Canadian final prospectus dated June •, 2003 and the documents incorporated by reference therein for the offering of the Debentures in the United States, and no other written material has been used by us in connection with the offering of the Debentures;

(iii) immediately prior to our transmitting such Confidential Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the *Securities Act of 1933*, as amended (the "U.S. Securities Act")) and, on the date hereof, we continue to believe that each U.S. person purchasing Debentures from us is a Qualified Institutional Buyer;

(iv) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Debentures in the United States; and

(v) the offering of the Debentures in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this _____ day of ____________, 2003.

[SCOTIA CAPITAL (USA) INC.]

Per: ________________________________
Name:
Title:

McCarroll, Jean

From: Kalib, Susan
Sent: Friday, July 11, 2003 4:05 PM
To: 'Judith Schwartz'
Cc: McCarroll, Jean; 'Alan Schwartz'; 'Anthony Semancik'
Subject: RE: Maspeth--Let me know status of nex week field trips after youspeak to Mr. Livote

Just an update: I spoke with Mr. Livote around noon and he told me that the Judge was not available. He said I should try back at 3. I did and the Judge was on trial. Mr. Livote took my phone number and said he would try to have the Judge call me during a break. So far no word.

SUSAN B. KALIB
CARTER LEDYARD & MILBURN LLP
2 WALL STREET
NEW YORK, NEW YORK 10005
(212) 238-8624
(212) 732-3232 (FAX)
kalib@clm.com

-----Original Message-----
From: Judith Schwartz [mailto:JSCHWART@mtahq.org]
Sent: Friday, July 11, 2003 9:40 AM
To: Kalib, Susan
Cc: McCarroll, Jean; Alan Schwartz; Anthony Semancik
Subject: Maspeth--Let me know status of nex week field trips after youspeak to Mr. Livote

I spoke to Alan Schwartz this morning and I know that he left you a message.

After you speak to Mr. Livote today, please give me a call either way to tell me if the field trips for next Tuesday and Wednesday are a go so that I can coordinate the project.

News release via Canada NewsWire, Calgary 403-269-7605

(87)

03 JUL 10 AM 7:21

Attention Business Editors:
Advantage Announces Closing of $30 Million Convertible Debenture Financing

This press release is not for release or distribution in the United States.

CALGARY, July 8 /CNW/ - Advantage Energy Income Fund (TSX: AVN.UN) ("Advantage" or the "Fund") has closed its previously announced issue of $30 million principal amount of 9.00% Convertible Unsecured Subordinated Debentures (the "Convertible Debentures"). The offering was made on a bought deal basis through a syndicate of underwriters led by Scotia Capital and included BMO Nesbitt Burns Inc., National Bank Financial Inc., CIBC World Markets Inc. and FirstEnergy Capital Corp. The Convertible Debentures, with a face value of $1,000 per debenture, have a coupon of 9.00%, mature on August 1, 2008 and are convertible into trust units of Advantage at a price of $17.00 per trust unit. Purchasers converting their Convertible Debentures will receive accrued and unpaid interest thereon. Purchasers of the Convertible Debentures will receive interest semi-annually with the first interest payment on February 1, 2004. The Convertible Debentures are listed for trading on the TSX (AVN.DB.A).

The net proceeds of the offering will be used to fund the previously announced expanded capital expenditures program aimed primarily at shallow, long life natural gas infill and development drilling projects. In the interim the net proceeds were used to repay outstanding indebtedness.

The offering of Convertible Debentures was made in Canada pursuant to a short-form prospectus, to Qualified Institutional Buyers in the United States pursuant to the exemption from registration provided by Rule 144A under the Securities Act of 1933 and internationally as permitted.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

%SEDAR: 00016522E

/For further information: Mr. Gary F. Bourgeois, VP Corporate Development, Phone: (416) 945-6636, Toll free: 1-866-393-0393, ADVANTAGE ENERGY INCOME FUND, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
(AVN.UN.)

CO: Advantage Energy Income Fund

CNW 09:00e 08-JUL-03

(88)

03 JUL 15 AM 7:21

TRUST INDENTURE

DATED AS OF THE 8TH DAY OF JULY, 2003

AMONG

ADVANTAGE ENERGY INCOME FUND

AND

ADVANTAGE OIL & GAS LTD.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

PROVIDING FOR THE ISSUE OF DEBENTURES

TABLE OF CONTENTS

Page

THIS INDENTURE made as of the 8th day of July, 2003.

AMONG:

ADVANTAGE ENERGY INCOME FUND, an open ended trust governed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called the "**Trust**")

AND

ADVANTAGE OIL & GAS LTD., a corporation existing under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called "**AOG**" or the "**Corporation**")

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada having an office in the City of Calgary, in the Province of Alberta (hereinafter called the "**Debenture Trustee**")

WITNESSETH THAT:

WHEREAS the Trust deems it necessary for its investment purposes to create and issue the Debentures to be created and issued in the manner hereinafter appearing;

AND WHEREAS the Trust, under the laws relating thereto, is duly authorized to create and issue the Debentures to be issued as herein provided;

AND WHEREAS AOG is duly authorized to sign instruments on behalf of the Trust;

AND WHEREAS, when certified by the Debenture Trustee and issued as in this Indenture provided, all necessary steps in relation to the Trust have been duly enacted, passed and/or confirmed and other proceedings taken and conditions complied with to make the creation and issue of the Debentures proposed to be issued hereunder legal, valid and binding on the Trust in accordance with the laws relating to the Trust;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Trust and not by the Debenture Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a) "**this Indenture**", "**this Trust Indenture**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(b) "**Additional Debentures**" means Debentures of any one or more series, other than the first series of Debentures being the Initial Debentures, issued under this Indenture;

(c) **"Applicable Securities Legislation"** means applicable securities laws (including rules, regulations, policies and instruments) in each of the Provinces of Canada;

(d) **"Beneficial Holder"** means any person who holds a beneficial interest in a Global Debenture as shown on the books of the Depository or a Depository Participant;

(e) **"Borrowed Money"** means, in respect of the Trust or any Subsidiary of the Trust, all of such Person's indebtedness, obligations and liabilities in respect of:

(i) borrowed money;

(ii) bonds, debentures, notes or other similar instruments;

(iii) commercial paper, banker's acceptances, letters of credit, debt instruments, bank debt and financial leases, including reimbursement obligations in respect thereof; and

(iv) guarantees, indemnities and other assurances in respect of Borrowed Money (as hereinbefore defined).

(f) **"Business Day"** means any day other than a Saturday, Sunday or any other day that the Debenture Trustee in Calgary, Alberta is not generally open for business;

(g) **"Change of Control"** means the acquisition by any Person, or group of Persons acting jointly or in concert, of voting control or direction of an aggregate of 66 2/3% or more of the outstanding Trust Units of the Trust, or securities convertible into or carrying the right to acquire Trust Units of the Trust;

(h) **"Conversion Price"** means the dollar amount for which each Trust Unit may be issued from time to time upon the conversion of Debentures or any series of Debentures which are by their terms convertible in accordance with the provisions of Article 6;

(i) **"Counsel"** means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Debenture Trustee or retained or employed by the Trust and acceptable to the Debenture Trustee;

(j) **"Current Market Price"** means the weighted average price per unit for Trust Units for 20 consecutive trading days ending on the fifth trading day preceding the date of determination on the Toronto Stock Exchange (or, if the Trust Units are not listed thereon, on such stock exchange on which the Trust Units are listed as may be selected for such purpose by the trustee and approved by the Debenture Trustee, or if the Trust Units are not listed on any stock exchange, then on the over-the-counter market). The weighted average price shall be determined by dividing the aggregate sale price of all Trust Units sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Trust Units so sold;

(k) **'Date of Conversion"** has the meaning ascribed thereto in Section 6.4(b);

(l) **"Debentureholders"** or **"holders"** means the Persons for the time being entered in the register for Debentures as registered holders of Debentures payable to a named payee or any transferees of such Persons by endorsement or delivery;

(m) **"Debentures"** means the debentures, notes or other evidences of indebtedness of the Trust issued and certified hereunder, or deemed to be issued and certified hereunder, including, without limitation, the Initial Debentures, and for the time being outstanding, whether in definitive or interim form;

(n) **"Depository"** means, with respect to the Debentures of any series issuable or issued in the form of one or more Global Debentures, the person designated as depository by the Trust pursuant to Section 3.2 until a successor depository shall have become such pursuant to the applicable provisions of this Indenture, and

thereafter "Depository" shall mean each person who is then a depository hereunder, and if at any time there is more than one such person, "Depository" as used with respect to the Debentures of any series shall mean each depository with respect to the Global Debentures of such series;

(o) "**Depository Participant**" means a broker, dealer, bank, other financial institution or other person for whom from time to time, a Depository effects book entry for a Global Debenture deposited with the Depository;

(p) "**Event of Default**" has the meaning ascribed thereto in Section 8.1;

(q) "**Extraordinary Resolution**" has the meaning ascribed thereto in Section 13.12;

(r) "**Freely Tradeable**" means, in respect of trust units of any class of any trust or shares of capital of any class of any corporation, trust units or shares, as the case may be, which can be traded by the holder thereof without any restriction under Applicable Securities Legislation, such as hold periods, except in the case of a distribution by a control person;

(s) "**Fully Registered Debentures**" means Debentures registered as to both principal and interest;

(t) "**generally accepted accounting principles**" means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants;

(u) "**Global Debenture**" means a Debenture that is issued to and registered in the name of the Depository, or its nominee, pursuant to Section 2.6 for purposes of being held by or on behalf of the Depository as custodian for participants in the Depository's book-entry only registration system;

(v) "**Government Obligations**" means securities issued or guaranteed by the Government of Canada or any province thereof;

(w) "**Initial Debentures**" means the Debentures designated as "9.00% Convertible Unsecured Subordinated Debentures" and described in Section 2.4;

(x) "**Interest Obligation**" means the obligation of the Trust to pay interest on the Debentures, as and when the same becomes due;

(y) "**Interest Payment Date**" means a date specified in a Debenture as the date on which an instalment of interest on such Debenture shall become due and payable;

(z) "**Legended Debentures**" means Debentures bearing the legend provided for in Section 2.14;

(aa) "**Maturity Account**" means an account or accounts required to be established by the Trust (and which shall be maintained by and subject to the control of the Debenture Trustee) for each series of Debentures pursuant to and in accordance with this Indenture;

(bb) "**Maturity Date**" has the meaning ascribed thereto in Section 4.10(a).

(cc) "**Maturity Notice**" has the meaning attributed thereto in Section 2.4(f);

(dd) "**Offering**" means the public offering by short form prospectus dated June 27, 2003 of $30,000,000 in aggregate principal amount of Initial Debentures;

(ee) "**Officer's Certificate**" means a certificate of the Trust signed by any one authorized officer or director of AOG, on behalf of the Trust, in his or her capacity as an officer or director of AOG, as the case may be, and not in his or her personal capacity;

(ff) **"Periodic Offering"** means an offering of Debentures of a series from time to time, the specific terms of which Debentures, including, without limitation, the rate or rates of interest, if any, thereon, the stated maturity or maturities thereof and the redemption provisions, if any, with respect thereto, are to be determined by the Trust upon the issuance of such Debentures from time to time;

(gg) **"Person"** includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

(hh) **"Redemption Date"** has the meaning attributed thereto in Section 4.3;

(ii) **"Redemption Notice"** has the meaning attributed thereto in Section 4.3;

(jj) **"Redemption Price"** means, in respect of a Debenture, the amount, excluding interest, payable on the Redemption Date fixed for such Debenture, which amount may be payable by the issuance of Freely Tradeable Trust Units as provided for in Section 4.6;

(kk) **"Regulation S"** means Regulation S adopted by the United States Securities and Exchange Commission under the 1933 Act;

(ll) **"Senior Creditor"** means a holder or holders of Senior Indebtedness and includes any representative or representatives or trustee or trustees of any such holder or holders;

(mm) **"Senior Indebtedness"** shall mean all indebtedness, liabilities and obligations of the Trust, whether outstanding on the date of this Indenture or thereafter created, incurred or assumed, or for which it is liable in respect of any guarantee, indemnity, suretyship or joint and several liability:

(i) in respect of Borrowed Money (other than the Initial Debentures) of the Trust or any Subsidiary of the Trust;

(ii) in connection with the acquisition by the Trust or any Subsidiary of the Trust of any businesses, properties or other assets;

(iii) in connection with any agreement or instrument entered into by the Trust or any Subsidiary of the Trust for the purposes of mitigating or eliminating exposure to fluctuations in prices of commodities, rates of exchange of one currency for another, interest rates or similar matters;

(iv) to any trade creditors of the Trust or any Subsidiary of the Trust; and

(v) renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations;

unless in each case it is provided by the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations that such indebtedness, liabilities or obligations are *pari passu* with or subordinate in right of payment to Debentures which by their terms are subordinated, which for greater certainty includes the Initial Debentures;

(nn) **"Senior Security"** means all mortgages, liens, pledges, charges (whether fixed or floating), security interests or other encumbrances of any kind, contingent or absolute, held by or on behalf of any Senior Creditor and in any manner securing any Senior Indebtedness;

(oo) **"Subsidiary"** has the meaning ascribed thereto in the *Securities Act* (Alberta);

(pp) **"Time of Expiry"** means the time of expiry of certain rights with respect to the conversion of Debentures under Article 6 which is to be set forth for each series of Debentures which by their terms are to be convertible;

(qq) "**Total Market Capitalization**" means the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units on the relevant date plus the amount obtained by multiplying the number of issued and outstanding Trust Units by the Current Market Price of such Trust Units on the relevant date;

(rr) "**trading day**" means, with respect to the Toronto Stock Exchange or other market for securities, any day on which such exchange or market is open for trading or quotation;

(ss) "**Trust**" means Advantage Energy Income Fund and includes any successor to or of the Trust which shall have complied with the provisions of Article 11;

(tt) "**Trust Units**" means trust units in the Trust, as such trust units are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, revision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 6.5, "Trust Units" shall mean the units or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;

(uu) "**Trust Unit Bid Request**" means a request for bids to purchase Trust Units (to be issued by the Trust on the Trust Unit Delivery Date) made by the Debenture Trustee in accordance with the Trust Unit Interest Payment Election Notice and which shall make the acceptance of any bid conditional upon the acceptance of sufficient bids to result in aggregate proceeds from such issue and sale of Trust Units which, together with the cash payments by the Trust in lieu of fractional Trust Units, if any, equal the Interest Obligation;

(vv) "**Trust Unit Delivery Date**" means a date, not more than 90 days and not less than one Business Day prior to the applicable Interest Payment Date, upon which Trust Units are issued by the Trust and delivered to the Debenture Trustee for sale pursuant to Trust Unit Purchase Agreements;

(ww) "**Trust Unit Interest Payment Election**" means an election to satisfy an Interest Obligation on the applicable Interest Payment Date in the manner described in the Trust Unit Interest Payment Election Notice;

(xx) "**Trust Unit Interest Payment Election Amount**" means the sum of the amount of the aggregate proceeds resulting from the sale of Trust Units on the Trust Unit Delivery Date pursuant to acceptable bids obtained pursuant to the Trust Unit Bid Requests, together with any amount paid by the Trust in respect of fractional Trust Units pursuant to Section 10.1(g), that is equal to the aggregate amount of the Interest Obligation in respect of which the Trust Unit Interest Payment Election Notice was delivered;

(yy) "**Trust Unit Interest Payment Election Notice**" means a written notice made by the Trust to the Debenture Trustee specifying:

(i) the Interest Obligation to which the election relates;

(ii) the Trust Unit Interest Payment Election Amount;

(iii) the investment banks, brokers or dealers through which the Debenture Trustee shall seek bids to purchase the Trust Units and the conditions of such bids, which may include the minimum number of Trust Units, minimum price per Trust Unit, timing for closing for bids and such other matters as the Trust may specify; and

(iv) that the Debenture Trustee shall accept through the investment banks, brokers or dealers selected by the Trust only those bids which comply with such notice;

(zz) "**Trust Unit Proceeds Investment**" has the meaning attributed thereto in Section 10.1(h);

(aaa) "**Trust Unit Purchase Agreement**" means an agreement in customary form among the Trust, the Debenture Trustee and the Persons making acceptable bids pursuant to a Trust Unit Bid Request, which complies with all applicable laws, including the Applicable Securities Legislation and the rules and regulations of any stock exchange on which the Debentures or Trust Units are then listed;

(bbb) "**trustee**" means the trustee of the Trust for the time being and reference to action "by the trustee" means action by the trustee of the Trust;

(ccc) "**Trust's Auditors**" or "**Auditors of the Trust**" means an independent firm of chartered accountants duly appointed as auditors of the Trust;

(ddd) "**Unit Redemption Right**" has the meaning attributed thereto in Section 4.6(a);

(eee) "**Unit Repayment Right**" has the meaning attributed thereto in Section 4.10(a);

(fff) "**United States**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(ggg) "**Written Direction of the Trust**" means an instrument in writing signed by any one officer or trustee of the Trust; and

(hhh) "**1933 Act**" means the United States Securities Act of 1933, as amended.

1.2 Meaning of "Outstanding"

Every Debenture certified and delivered by the Debenture Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted or redeemed or delivered to the Debenture Trustee for cancellation, conversion or redemption or monies and/or Trust Units, as the case may be, for the payment thereof shall have been set aside under Section 9.2, provided that:

(a) Debentures which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof;

(b) when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c) for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Trust shall be disregarded except that:

(i) for the purpose of determining whether the Debenture Trustee shall be protected in relying on any such vote, consent, acquisition or other instrument or action, or on the holders of Debentures present or represented at any meeting of Debentureholders, only the Debentures which the Debenture Trustee knows are so owned shall be so disregarded; and

(ii) Debentures so owned which have been pledged in good faith other than to the Trust shall not be so disregarded if the pledgee shall establish to the satisfaction of the Debenture Trustee the pledgee's

right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Trust or a Subsidiary of the Trust.

1.3 Interpretation

In this Indenture:

(a) words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b) all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture;

(c) all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Indenture; and

(d) words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them.

1.4 Headings Etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Debentures.

1.5 Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6 Applicable Law

This Indenture and the Debentures shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts.

1.7 Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.8 Invalidity, Etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.9 Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, the form of Debenture attached hereto as **Schedule A**, be drawn up in the English language only.

1.10 Successors and Assigns

All covenants and agreements in this Indenture by the Trust shall bind its successors and assigns, whether expressed or not.

1.11 Benefits of Indenture

Nothing in this Indenture or in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, the holders of Debentures, the trustee and (to the extent provided in Sections 17.2 and 8.11) the holders of Trust Units, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.12 References to Acts of the Trust

For greater certainty, where any reference is made in this Indenture, or in any other instrument executed pursuant hereto or contemplated hereby to which the Trust is party, to an act to be performed by, an obligation or liability of, an asset or right of, or a covenant by, the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, an obligation or liability of, or a covenant by, the trustee or a party to whom the trustee has delegated the authority to perform such act.

ARTICLE 2
THE DEBENTURES

2.1 Limit of Debentures

The aggregate principal amount of Debentures authorized to be issued under this Indenture is unlimited, but Debentures may be issued only upon and subject to the conditions and limitations herein set forth.

2.2 Terms of Debentures of any Series

The Debentures may be issued in one or more series. There shall be established herein or in or pursuant to one or more indentures supplemental hereto, prior to the initial issuance of Debentures of any particular series:

(a) the designation of the Debentures of the series (which need not include the term "Debentures"), which shall distinguish the Debentures of the series from the Debentures of all other series;

(b) any limit upon the aggregate principal amount of the Debentures of the series that may be certified and delivered under this Indenture (except for Debentures certified and delivered upon registration of, transfer of, amendment of, or in exchange for, or in lieu of, other Debentures of the series pursuant to Sections 2.9, 2.10, 3.2, 3.3 and 3.6);

(c) the date or dates on which the principal of the Debentures of the series is payable;

(d) the rate or rates at which the Debentures of the series shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

(e) the place or places where the principal of and any interest on Debentures of the series shall be payable or where any Debentures of the series may be surrendered for registration of transfer or exchange;

(f) the right, if any, of the Trust to redeem Debentures of the series, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, Debentures of the series may be so redeemed, pursuant to any sinking fund or otherwise;

(g) the obligation, if any, of the Trust to redeem, purchase or repay Debentures of the series pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, Debentures of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(h) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debentures of the series shall be issuable;

(i) subject to the provisions of this Indenture, any trustee, Depositories, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debentures of the series;

(j) any other events of default or covenants with respect to the Debentures of the series;

(k) whether and under what circumstances the Debentures of the series will be convertible into or exchangeable for securities of any Person;

(l) the form and terms of the Debentures of the series;

(m) if applicable, that the Debentures of the series shall be issuable in whole or in part as one or more Global Debentures and, in such case, the Depository or Depositories for such Global Debentures in whose name the Global Debentures will be registered, and any circumstances other than or in addition to those set forth in Section 2.9 or 3.2 or those applicable with respect to any specific series of Debentures, as the case may be, in which any such Global Debenture may be exchanged for Fully Registered Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof;

(n) if other than Canadian currency, the currency in which the Debentures of the series are issuable; and

(o) any other terms of the Debentures of the series (which terms shall not be inconsistent with the provisions of this Indenture).

All Debentures of any one series shall be substantially identical, except as may otherwise be established herein or by or pursuant to a resolution of the directors of AOG, on behalf of the Trust, Officer's Certificate or in an indenture supplemental hereto. All Debentures of any one series need not be issued at the same time and may be issued from time to time, including pursuant to a Periodic Offering, consistent with the terms of this Indenture, if so provided herein, by or pursuant to such resolution of the directors of AOG, on behalf of the Trust, Officer's Certificate or in an indenture supplemental hereto.

2.3 Form of Debentures

Except in respect of the Initial Debentures, the form of which is provided for herein, the Debentures of each series shall be substantially in such form or forms (not inconsistent with this Indenture) as shall be established herein or by or pursuant to one or more resolutions of the directors of AOG, on behalf of the Trust (as set forth in a resolution of the directors of AOG, on behalf of the Trust or to the extent established pursuant to, rather than set forth in, a resolution of the directors of AOG, on behalf of the Trust, in an Officer's Certificate detailing such establishment) or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform to general usage, all as may be determined by the trustee executing such Debentures, as conclusively evidenced by their execution of such Debentures.

2.4 Form and Terms of Initial Debentures

(a) The first series of Debentures (the "**Initial Debentures**") authorized for issue immediately is limited to an aggregate principal amount of $30,000,000 and shall be designated as "9.00% Convertible Unsecured Subordinated Debentures".

However, but subject to Section 7.8, up to an additional $50,000,000 of Initial Debentures may be issued pursuant to the Indenture after the date hereof.

(b) The Initial Debentures shall be dated as of the date of closing of the Offering, shall mature on August 1, 2008 and shall bear interest from the date of issue at the rate of 9.00% per annum, payable in arrears in equal (with the exception of the first interest payment which will include interest from July 8, 2003 as set forth below) semi-annual payments on February 1 and August 1 in each year, the first such payment to fall due on February 1, 2004 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Initial Debentures) to fall due on August 1, 2008, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. The first interest payment will include interest accrued from July 8, 2003 to, but excluding February 1, 2004, which will be equal to $51.2877 per $1,000 principal amount of the Initial Debentures.

(c) The Initial Debentures will be redeemable in accordance with the terms of Article 4, provided that the Initial Debentures will not be redeemable on or before August 1, 2006, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. Subsequent to August 1, 2006 and on or prior to August 1, 2007, the Initial Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 at a Redemption Price of $1,050 per $1,000 principal amount of Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest. After August 1, 2007 and prior to maturity, the Initial Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 hereof at a Redemption Price of $1,025 per $1,000 principal amount of Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest. The Redemption Notice for the Initial Debentures shall be in the form of **Schedule B**. In connection with the redemption of the Initial Debentures, the Trust may, at its option and subject to the provisions of Section 4.6 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate Redemption Price of the Initial Debentures to be redeemed by issuing and delivering to the holders of such Initial Debentures, such number of Freely Tradeable Trust Units as is obtained by dividing the Redemption Price by 95% of the Current Market Price in effect on the Redemption Date. Interest accrued and unpaid on the Debentures on the Redemption Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 4.5. If the Trust elects to exercise such option, it shall so specify and provide details in the Redemption Notice.

(d) The Initial Debentures will be subordinated to the Senior Indebtedness of the Trust in accordance with the provisions of Article 5.

(e) Upon and subject to the provisions and conditions of Article 6, the holder of each Initial Debenture shall have the right at such holder's option, at any time when the register of the Debenture Trustee is open, prior to the close of business on the earlier of August 1, 2008 and the last Business Day immediately preceding the date specified by the Trust for redemption of the Initial Debentures by notice to the holders of Initial Debentures in accordance with Sections 2.4(c) and 4.3 (the earlier of which will be the "**Time of Expiry**" for the purposes of Article 6 in respect of the Initial Debentures), to convert any part, which is $1,000 or an integral multiple thereof, of the principal amount of such Debenture into Trust Units at the Conversion Price in effect on the Date of Conversion.

The Conversion Price in effect on the date hereof for each Trust Unit to be issued upon the conversion of Initial Debentures shall be equal to $17.00 such that approximately 58.82353 Trust Units shall be issued for each $1,000 principal amount of Initial Debentures so converted. No adjustment in the number of Trust Units to be issued upon conversion will be made for distributions on Trust Units issuable upon conversion

or for interest accrued on the Initial Debentures which are surrendered for conversion; however, holders converting their Initial Debentures will receive all interest which has accrued to but excluding the Date of Conversion which has not been paid. The Conversion Price applicable to and the Trust Units, securities or other property receivable on the conversion of the Initial Debentures is subject to adjustment pursuant to the provisions of Section 6.5.

Notwithstanding any other provisions of this Indenture, if a Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the person or persons entitled to receive Trust Units in respect of the Debenture so surrendered for conversion shall not become the holder or holders of record of such Trust Units until the Business Day following such Interest Payment Date.

(f) On maturity of the Initial Debentures, the Trust may, at its option and subject to the provisions of Section 4.10 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Initial Debentures due on maturity by issuing and delivering to such holders of Initial Debentures Freely Tradeable Trust Units pursuant to the provisions of Section 4.10. If the Trust elects to exercise such option, it shall deliver a maturity notice (the "**Maturity Notice**") to the holders of the Initial Debentures in the form of **Schedule C** and provide the necessary details.

(g) The Initial Debentures shall be issued as Fully Registered Debentures in denominations of $1,000 and integral multiples of $1,000. Each Initial Debenture and the certificate of the Debenture Trustee endorsed thereon shall be issued in substantially the form set out in **Schedule A**, with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of AOG (on behalf of the Trust) executing such Initial Debenture in accordance with Section 2.7 hereof, as conclusively evidenced by their execution of an Initial Debenture. Each Initial Debenture shall additionally bear such distinguishing letters and numbers as the Debenture Trustee shall approve. Notwithstanding the foregoing, an Initial Debenture may be in such other form or forms as may, from time to time, be, approved by a resolution of the directors of AOG, on behalf of the Trust or as specified in an Officer's Certificate. The Initial Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Initial Debentures shall be issued as Global Debentures and the Depositary for the Initial Debentures shall be The Canadian Depositary for Securities Limited, the Global Debentures shall be registered in the name of The Canadian Depositary for Securities Limited (or any nominee of the Depositary). No beneficial holder will receive definitive certificates representing their interest in Debentures except as provided in Section 3.2. A Global Debenture may be exchanged for Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof as provided in Section 3.2.

(h) Upon and subject to the provisions and conditions of Article 10, the Trust may elect, from time to time, to satisfy its Interest Obligation on the Initial Debentures on any Interest Payment Date by delivering Trust Units to the Debenture Trustee.

(i) Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this Section 2.4(i), the Trust shall be obligated to offer to purchase the Initial Debentures. The terms and conditions of such obligation are set forth below:

(i) Within 30 days following the occurrence of a Change of Control, the Trust shall deliver to the Debenture Trustee, and the Debenture Trustee shall promptly deliver to the holders of the Initial Debentures a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (a "**Change of Control Notice**") together with an offer in writing (the "**Offer**") to purchase all then outstanding Initial Debentures made in accordance with the requirements of Applicable Securities Legislation at a price equal to 101% of the principal

amount thereof (the "**Offer Price**") plus accrued and unpaid interest, if any, on such Initial Debentures up to, but excluding, the date of acquisition by the Trust or a related party of such Debentures which Offer shall, unless otherwise provided under Applicable Securities Legislation, be open for acceptance thereof for a period of not less than 35 days and not more than 60 days and shall provide for payment to all Debenture holders who accept the Offer not later than the 60th day after the making of the Offer (collectively, the "**Total Offer Price**").

(ii) If 90% or more in aggregate principal amount of Initial Debentures outstanding on the date the Trust provides the Change of Control Notice and the Offer to holders of the Initial Debentures have been tendered for purchase pursuant to the Offer on the expiration thereof, the Trust has the right and obligation upon written notice provided to the Debenture Trustee within 10 days following the expiration of the Offer, to redeem and shall redeem all the Initial Debentures remaining outstanding on the expiration of the Offer at the Total Offer Price (the "**90% Redemption Right**").

(iii) Upon receipt of notice that the Trust has exercised or is exercising the 90% Redemption Right and is acquiring the remaining Initial Debentures, the Debenture Trustee shall promptly provide written notice to each Debentureholder that did not previously accept the Offer that:

(A) the Trust has exercised the 90% Redemption Right and is purchasing all outstanding Initial Debentures effective on the expiry of the Offer at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price;

(B) each such holder must transfer their Initial Debentures to the Debenture Trustee on the same terms as those holders that accepted the Offer and must send their respective Initial Debentures, duly endorsed for transfer, to the Debenture Trustee within 10 days after the sending of such notice; and

(C) the rights of such holder under the terms of the Initial Debentures and this Indenture cease effective as of the date of expiry of the Offer provided the Trust has, on or before the time of notifying the Debenture Trustee of the exercise of the 90% Redemption Right, paid the Total Offer Price to, or to the order of, the Debenture Trustee and thereafter the Initial Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive such holder's Total Offer Price upon surrender and delivery of such holder's Initial Debentures in accordance with the Indenture.

(iv) The Trust shall, on or before 11:00 a.m., (Calgary time), on the Business Day immediately prior to the expiry of the Offer, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Total Offer Price of the Initial Debentures to be purchased or redeemed by the Trust on the expiry of the Offer, provided the Trust may elect to satisfy this requirement by providing the Debenture Trustee with a cheque for such amounts required under this Section 2.4(i)(iv) post-dated to the date of expiry of the Offer. The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such purchase and/or redemption, as the case may be. Every such deposit shall be irrevocable. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such Initial Debentures, the Total Offer Price to which they are entitled on the Trust's purchase or redemption.

(v) In the event that one or more of such Initial Debentures being purchased in accordance with this Section 2.4(i) becomes subject to purchase in part only, upon surrender of such Initial Debentures for payment of the Total Offer Price, the Trust shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order, one or more new Initial Debentures for the portion of the principal amount of the Initial Debentures not purchased.

(vi) Initial Debentures for which holders have accepted the Offer and Initial Debentures which the Trust has elected to redeem in accordance with this Section 2.4(i) shall become due and payable at the Total Offer Price on the date of expiry of the Offer, in the same manner and with the same effect as if it were the date of maturity specified in such Initial Debentures, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Offer, if the money necessary to purchase or redeem the Initial Debentures shall have been deposited as provided in this Section 2.4(i) and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Initial Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

(vii) In case the holder of any Initial Debenture to be purchased or redeemed in accordance with this Section 2.4(i) shall fail on or before the date of expiry of the Offer so to surrender such holder's Initial Debenture or shall not within such time accept payment of the monies payable, or give such receipt therefor, if any, as the Debenture Trustee may require, such monies may be set aside in trust, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and the Debentureholder shall have no other right except to receive payment of the monies so paid and deposited, upon surrender and delivery up of such holder's Initial Debenture. In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Initial Debentures issued hereunder shall remain so deposited for a period of six years from the date of expiry of the Offer, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Trust and the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds deposited hereunder prior to the expiry of six years after the date of expiry of the Offer to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an uncontested letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Trust prior to the expiry of six years after the date of expiry of the Offer, the Trust shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a Debenture pursuant to the Offer after the date of such payment of the remaining funds to the Trust but prior to six years after the date of expiry of the Offer.

(viii) Subject to the provisions above related to Initial Debentures purchased in part, all Initial Debentures redeemed and paid under this Section 2.4(i) shall forthwith be delivered to the Debenture Trustee and cancelled and no Initial Debentures shall be issued in substitution therefor.

(j) The Debenture Trustee shall be provided with the documents and instruments referred to in Sections 2.5(b), (c) and (d) with respect to the Initial Debentures prior to the issuance of the Initial Debentures.

2.5 Certification and Delivery of Additional Debentures

Subject to Section 7.8, the Trust may from time to time request the Debenture Trustee to certify and deliver Additional Debentures of any series by delivering to the Debenture Trustee the documents referred to below in this Section 2.5 whereupon the Debenture Trustee shall certify such Debentures and cause the same to be delivered in accordance with the Written Direction of the Trust referred to below or pursuant to such procedures acceptable to the Debenture Trustee as may be specified from time to time by a Written Direction of the Trust. The maturity date, issue date, interest rate (if any) and any other terms of the Debentures of such series shall be set forth in or determined by or pursuant to such Written Direction of the Trust and procedures. In certifying such Debentures, the Debenture Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked:

(a) an Officer's Certificate and/or executed supplemental indenture by or pursuant to which the form and terms of such Additional Debentures were established;

(b) a Written Direction of the Trust requesting certification and delivery of such Additional Debentures and setting forth delivery instructions, provided that, with respect to Debentures of a series subject to a Periodic Offering:

(i) such Written Direction of the Trust may be delivered by the Trust to the Debenture Trustee prior to the delivery to the Debenture Trustee of such Additional Debentures of such series for certification and delivery;

(ii) the Debenture Trustee shall certify and deliver Additional Debentures of such series for original issue from time to time, in an aggregate principal amount not exceeding the aggregate principal amount, if any, established for such series, pursuant to a Written Direction of the Trust or pursuant to procedures acceptable to the Debenture Trustee as may be specified from time to time by a Written Direction of the Trust;

(iii) the maturity date or dates, issue date or dates, interest rate or rates (if any) and any other terms of Additional Debentures of such series shall be determined by an executed supplemental indenture or by Written Direction of the Trust or pursuant to such procedures; and

(iv) if provided for in such procedures, such Written Direction of the Trust may authorize certification and delivery pursuant to oral or electronic instructions from the Trust which oral or electronic instructions shall be promptly confirmed in writing;

(c) an opinion of Counsel, in form and substance satisfactory to the Debenture Trustee, acting reasonably, to the effect that all requirements imposed by this Indenture or by law in connection with the proposed issue of Additional Debentures have been complied with, subject to the delivery of certain documents or instruments specified in such opinion; and

(d) an Officer's Certificate certifying that the Trust is not in default under this Indenture, that the terms and conditions for the certification and delivery of Additional Debentures (including those set forth in Section 15.5), have been complied with subject to the delivery of any documents or instruments specified in such Officer's Certificate and that no Event of Default exists or will exist upon such certification and delivery.

2.6 Issue of Global Debentures

(a) The Trust may specify that the Debentures of a series are to be issued in whole or in part as one or more Global Debentures registered in the name of a Depository, or its nominee, designated by the Trust in the Written Direction of the Trust delivered to the Debenture Trustee at the time of issue of such Debentures, and in such event the Trust shall execute and the Debenture Trustee shall certify and deliver one or more Global Debentures that shall:

(i) represent an aggregate amount equal to the principal amount of the outstanding Debentures of such series to be represented by one or more Global Debentures;

(ii) be delivered by the Debenture Trustee to such Depository or pursuant to such Depository's instructions; and

(iii) bear a legend substantially to the following effect:

"This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee

thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture."

(b) Each Depository designated for a Global Debenture must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the securities legislation of the jurisdiction where the Depository has its principal offices.

2.7 Execution of Debentures

All Debentures shall be signed (either manually or by facsimile signature) by any one authorized director or officer of AOG, on behalf of the Trust, holding office at the time of signing. A facsimile signature upon a Debenture shall for all purposes of this Indenture be deemed to be the signature of the person whose signature it purports to be. Notwithstanding that any person whose signature, either manual or in facsimile, appears on a Debenture as a director or officer may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon the Trust and entitled to the benefits of this Indenture.

2.8 Certification

No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Indenture, until it has been manually certified by or on behalf of the Debenture Trustee substantially in the form set out in this Indenture, in the relevant supplemental indenture, or in some other form approved by the Debenture Trustee. Such certification on any Debenture shall be conclusive evidence that such Debenture is duly issued, is a valid obligation of the Trust and the holder is entitled to the benefits hereof.

The certificate of the Debenture Trustee signed on the Debentures, or interim Debentures hereinafter mentioned, shall not be construed as a representation or warranty by the Debenture Trustee as to the validity of this Indenture or of the Debentures or interim Debentures or as to the issuance of the Debentures or interim Debentures and the Debenture Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof. The certificate of the Debenture Trustee signed on the Debentures or interim Debentures shall, however, be a representation and warranty by the Debenture Trustee that the Debentures or interim Debentures have been duly certified by or on behalf of the Debenture Trustee pursuant to the provisions of this Indenture.

2.9 Interim Debentures or Certificates

Pending the delivery of definitive Debentures of any series to the Debenture Trustee, the Trust may issue and the Debenture Trustee certify in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; or the Trust may execute and the Debenture Trustee certify a temporary Debenture for the whole principal amount of Debentures of the series then authorized to be issued hereunder and deliver the same to the Debenture Trustee and thereupon the Debenture Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as AOG, on behalf of the Trust, and the Debenture Trustee may approve entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; and, when so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Trust shall have delivered the definitive Debentures to the Debenture Trustee, the Debenture Trustee shall cancel such temporary Debentures, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Trust or

the Debenture Trustee to the holders of such interim or temporary Debentures or interim certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.10 Mutilation, Loss, Theft or Destruction

In case any of the Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed, the Trust, in its discretion, may issue, and thereupon the Debenture Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Debenture Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. In case of loss, theft or destruction the applicant for a substituted Debenture shall furnish to the Trust and to the Debenture Trustee such evidence of the loss, theft or destruction of the Debenture as shall be satisfactory to them in their discretion and shall also furnish an indemnity satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

2.11 Concerning Interest

(a) All Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures which are interest bearing, shall bear interest (i) from and including their issue date, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures of that series, whichever shall be the later, or, in respect of Debentures subject to a Periodic Offering, from and including their issue date or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on such Debentures, in all cases, to and excluding the next Interest Payment Date;

(b) Unless otherwise specifically provided in the terms of the Debentures of any series, interest for any period of less than six months shall be computed on the basis of a year of 365 days. Subject to Section 2.4(b) in respect of the method for calculating the amount of interest to be paid on the Initial Debentures on the first Interest Payment Date in respect thereof, with respect to any series of Debentures, whenever interest is computed on a basis of a year (the "**deemed year**") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the *Interest Act* (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.12 Debentures to Rank *Pari Passu*

The Debentures will be direct unsecured obligations of the Trust. Each Debenture of the same series of Debentures will rank *pari passu* with each other Debenture of the same series (regardless of their actual date or terms of issue) and, subject to statutory preferred exceptions, with all other present and future subordinated and unsecured indebtedness of the Trust except for sinking fund provisions (if any) applicable to different series of Debentures or other similar types of obligations of the Trust.

2.13 Payments of Amounts Due on Maturity

Except as may otherwise be provided herein or in any supplemental indenture in respect of any series of Debentures and subject to Section 4.10, payments of amounts due upon maturity of the Debentures will be made in the following manner. The Trust will establish and maintain with the Debenture Trustee a Maturity Account for each series of Debentures. Each such Maturity Account shall be maintained by and be subject to the control of the Debenture Trustee for the purposes of this Indenture. On or before 11:00 a.m., (Calgary time) on the Business Day immediately prior to each Maturity Date for Debentures outstanding from time to time under this Indenture, the Trust will deliver to the Debenture Trustee a cheque for deposit in the applicable Maturity Account in an amount sufficient to pay the cash amount payable in respect of such Debentures (including the principal amount together with any accrued and unpaid interest thereon less any tax required by law to be deducted), provided the Trust may

elect to satisfy this requirement by providing the Debenture Trustee with a cheque for such amounts required under this Section 2.13 post-dated to the applicable Maturity Date. The Debenture Trustee, on behalf of the Trust, will pay to each holder entitled to receive payment the principal amount of and premium (if any) and accrued and unpaid interest on the Debenture, upon surrender of the Debenture at any branch of the Debenture Trustee designated for such purpose from time to time by the Trust and the Debenture Trustee. The delivery of such funds to the Debenture Trustee for deposit to the applicable Maturity Account will satisfy and discharge the liability of the Trust for the Debentures to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any tax deducted as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so delivered or made available the amount to which it is entitled.

2.14 U.S. Legend on the Debentures

(a) The Debentures and the Trust Units issuable upon conversion thereof have not been and will not be registered under the 1933 Act. All Debentures and the Trust Units issuable upon conversion thereof issued and sold in the United States in reliance on Rule 144A under the 1933 Act, as well as all Debentures and the Trust Units issuable upon conversion thereof issued in exchange for or in substitution of the foregoing securities, shall bear, unless otherwise directed by the Trust, the following legend (the "**U.S. Legend**"):

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE TRUST THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE TRUST IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATIONS S, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

provided, that if the Debentures are being sold under clause (B) above, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S under the 1933 Act at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee as set forth in **Schedule E** hereto (or as the Trust may prescribe from time to time); and provided, further, that, if any such securities are being sold under clause (C)(2) above, the U.S. Legend may be removed by delivery to the Debenture Trustee of an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Trust that such counsel is satisfactory to it, the Debenture Trustee shall be entitled to rely on such opinion of counsel without further inquiry.

(b) Prior to the issuance of the Debentures, the Trust shall notify the Debenture Trustee, in writing, concerning which Debentures are to bear the U.S. Legend. The Debenture Trustee will thereafter maintain a list of all registered holders from time to time of Legended Debentures.

2.15 Payment of Interest

The following provisions shall apply to Debentures, except as otherwise provided in Section 2.4(b) or specified in a resolution of the directors of AOG, on behalf of the Trust, an Officer's Certificate or a supplemental indenture relating to a particular series of Additional Debentures:

(a) As interest becomes due on each Debenture (except on conversion or on redemption, when interest may at the option of the Trust be paid upon surrender of such Debenture) the Trust, either directly or through the Debenture Trustee or any agent of the Debenture Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Debenture Trustee, payment of such interest (less any tax required to be withheld therefrom) to the order of the registered holder of such Debenture appearing on the registers maintained by the Debenture Trustee at the close of business on the fifth Business Day prior to the applicable Interest Payment Date and addressed to the holder at the holder's last address appearing on the register, unless such holder otherwise directs. If payment is made by cheque, such cheque shall be forwarded at least three days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds, provided the Debenture Trustee must receive confirmation of receipt of funds prior to being able to wire funds to holders), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, the Trust will issue to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Trust is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Trust may make payment of such interest or make such interest available for payment in any other manner acceptable to the Debenture Trustee with the same effect as though payment had been made in the manner provided above.

(b) Notwithstanding Section 2.15(a), if a series of Debentures is represented by a Global Debenture, then all payments of interest on the Global Debenture shall be made by electronic funds transfer or cheque to the Depository or its nominee for subsequent payment to Beneficial Holders of interests in that Global Debenture, unless the Trust and the Depository otherwise agree. None of the Trust, the Debenture Trustee or any agent of the Debenture Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

ARTICLE 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1 Fully Registered Debentures

(a) With respect to each series of Debentures issuable as Fully Registered Debentures, the Trust shall cause to be kept by and at the principal office of the Debenture Trustee in Calgary, Alberta and Toronto, Ontario and by the Debenture Trustee or such other registrar as the Trust, with the approval of the Debenture Trustee, may appoint at such other place or places, if any, as may be specified in the Debentures of such series or as the Trust may designate with the approval of the Debenture Trustee, a register in which shall be entered the names and addresses of the holders of Fully Registered Debentures and particulars of the Debentures held by them respectively and of all transfers of Fully Registered Debentures. Such registration shall be noted on the Debentures by the Debenture Trustee or other registrar unless a new Debenture shall be issued upon such transfer.

(b) No transfer of a Fully Registered Debenture shall be valid unless made on such register referred to in Section 3.1(a) by the registered holder or such holder's executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Debenture Trustee or other registrar upon surrender of the Debentures together with a duly executed form of transfer acceptable to the Debenture Trustee and upon compliance with such other reasonable requirements as the Debenture Trustee or other registrar may prescribe, nor unless the name of the transferee shall have been noted on the Debenture by the Debenture Trustee or other registrar.

3.2 Global Debentures

(a) With respect to each series of Debentures issuable in whole or in part as one or more Global Debentures, the Trust shall cause to be kept by and at the principal offices of the Debenture Trustee in Calgary, Alberta and Toronto, Ontario and by the Debenture Trustee or such other registrar as the Trust, with the approval of the Debenture Trustee, may appoint at such other place or places, if any, as the Trust may designate with the approval of the Debenture Trustee, a register in which shall be entered the name and address of the holder of each such Global Debenture (being the Depository, or its nominee, for such Global Debenture) as holder thereof and particulars of the Global Debenture held by it, and of all transfers thereof. If any Debentures of such series are at any time not Global Debentures, the provisions of Section 3.1 shall govern with respect to registrations and transfers of such Debentures.

(b) Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the registered holder thereof and accordingly, no definitive certificates shall be issued to Beneficial Holders except in the following circumstances or as otherwise specified in a resolution of the trustee, a resolution of the directors of AOG on behalf of the Trust, Officer's Certificate or supplemental indenture relating to a particular series of Additional Debentures:

(i) Global Debentures may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(ii) Global Debentures may be transferred at any time after the Depository for such Global Debentures (i) has notified the Debenture Trustee, or the Trust has notified the Debenture Trustee, that it is unwilling or unable to continue as Depository for such Global Debentures, or (ii) ceases to be eligible to be a Depository under Section 2.6(b), provided that at the time of such transfer the Trust has not appointed a successor Depository for such Global Debentures;

(iii) Global Debentures may be transferred at any time after the Trust has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such Global Debentures and has communicated such determination to the Debenture Trustee in writing;

(iv) Global Debentures may be transferred at any time after the Debenture Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the series issued as a Global Debenture, provided that Beneficial Holders representing, in the aggregate, not less than 25% of the aggregate principal amount of the Debentures of such series advise the Depository in writing, through the Depositary Participants, that the continuation of the book-entry only registration system for such series of Debentures is no longer in their best interest and also provided that at the time of such transfer the Debenture Trustee has not waived the Event of Default pursuant to Section 8.3;

(v) Global Debentures may be transferred if required by applicable law; or

(vi) Global Debentures may be transferred if the book-entry only registration system ceases to exist.

(c) With respect to the Global Debentures, unless and until definitive certificates have been issued to Beneficial Holders pursuant to subsection 3.2(b):

(i) the Trust and the Debenture Trustee may deal with the Depository for all purposes (including paying interest on the Debentures) as the sole holder of such series of Debentures and the authorized representative of the Beneficial Holders;

(ii) the rights of the Beneficial Holders shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Holders and the Depository or the Depository Participants;

(iii) the Depository will make book entry transfers among the Depository Participants; and

(iv) whenever this Trust Indenture requires or permits actions to be taken based upon instructions or directions of Debentureholders evidencing a specified percentage of the outstanding Debentures, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders or the Depository Participants, and has delivered such instructions to the Debenture Trustee.

(d) Whenever a notice or other communication is required to be provided to Debentureholders, unless and until definitive certificate(s) have been issued to Beneficial Holders pursuant to this Section 3.2, the Debenture Trustee shall provide all such notices and communications to the Depository and the Depository shall deliver such notices and communications to such Beneficial Holders in accordance with Applicable Securities Legislation. Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in Section 3.2(b) with respect to a series of Debentures issued hereunder, the Debenture Trustee shall notify all applicable Beneficial Holders, through the Depository, of the availability of definitive Debenture certificates. Upon surrender by the Depository of the certificate(s) representing the Global Debentures and receipt of new registration instructions from the Depository, the Debenture Trustee shall deliver the definitive Debenture certificates for such Debentures to the holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Debentures will be governed by Section 3.1 and the remaining Sections of this Article 3.

3.3 Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Debenture Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Trust and the transferor or any previous holder of such Debenture, save in respect of equities of which the Trust is required to take notice by statute or by order of a court of competent jurisdiction.

3.4 No Notice of Trusts

Neither the Trust nor the Debenture Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

3.5 Registers Open for Inspection

The registers referred to in Sections 3.1 and 3.2 shall at all reasonable times be open for inspection by the Trust, the Debenture Trustee or any Debentureholder. Every registrar, including the Debenture Trustee, shall from time to time when requested so to do by the Trust or by the Debenture Trustee, in writing, furnish the Trust or the Debenture Trustee, as the case may be, with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount and serial numbers of the Debentures held by each such holder, provided the Debenture Trustee shall be entitled to charge a reasonable fee to provide such a list.

3.6 Exchanges of Debentures

(a) Subject to Section 3.7, Debentures in any authorized form or denomination, other than Global Debentures, may be exchanged for Debentures in any other authorized form or denomination, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(b) In respect of exchanges of Debentures permitted by Section 3.6(a), Debentures of any series may be exchanged only at the principal offices of the Debenture Trustee in the cities of Calgary, Alberta and

Toronto, Ontario or at such other place or places, if any, as may be specified in the Debentures of such series and at such other place or places as may from time to time be designated by the Trust with the approval of the Debenture Trustee. Any Debentures tendered for exchange shall be surrendered to the Debenture Trustee. The Trust shall execute and the Debenture Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

(c) Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

3.7 Closing of Registers

(a) Neither the Trust nor the Debenture Trustee nor any registrar shall be required to:

(i) make transfers or exchanges of, or convert any Fully Registered Debentures on any Interest Payment Date for such Debentures or during the five preceding Business Days;

(ii) make transfers or exchanges of, or convert any Debentures on the day of any selection by the Debenture Trustee of Debentures to be redeemed or during the five preceding Business Days; or

(iii) make exchanges of any Debentures which will have been selected or called for redemption unless upon due presentation thereof for redemption such Debentures shall not be redeemed.

(b) Subject to any restriction herein provided, the Trust with the approval of the Debenture Trustee may at any time close any register for any series of Debentures, other than those kept at the principal offices of the Debenture Trustee in Calgary, Alberta and Toronto, Ontario, and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debentures.

3.8 Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Debenture Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon from time to time by the Debenture Trustee and the Trust), and payment of such charges and reimbursement of the Debenture Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a) for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of Debentures of that series or, with respect to Debentures subject to a Periodic Offering, within a period of two months from the date of delivery of any such Debenture;

(b) for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.9 for a definitive Debenture;

(c) for any exchange of a Global Debenture as contemplated in Section 3.2; or

(d) for any exchange of any Debenture resulting from a partial redemption under Section 4.2.

3.9 Ownership of Debentures

(a) Unless otherwise required by law, the person in whose name any registered Debenture is registered shall for all the purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on such Debenture and interest thereon shall be made to such registered holder.

(b) The registered holder for the time being of any registered Debenture shall be entitled to the principal, premium, if any, and/or interest evidenced by such instruments, respectively, free from all equities or rights of set-off or counterclaim between the Trust and the original or any intermediate holder thereof and all persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to the Trust and/or the Debenture Trustee for the same and neither the Trust nor the Debenture Trustee shall be bound to inquire into the title of any such registered holder.

(c) Where Debentures are registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof may be paid to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefor shall be a valid discharge, to the Debenture Trustee, any registrar and to the Trust.

(d) In the case of the death of one or more joint holders of any Debenture the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Debenture Trustee and any registrar and to the Trust.

ARTICLE 4
REDEMPTION AND PURCHASE OF DEBENTURES

4.1 Applicability of Article

Subject to regulatory approval, the Trust shall have the right at its option to redeem, either in whole at any time or in part from time to time before maturity, either by payment of money, by issuance of Freely Tradeable Trust Units as provided in Section 4.6 or any combination thereof, any Debentures issued hereunder of any series which by their terms are made so redeemable (subject, however, to any applicable restriction on the redemption of Debentures of such series) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and as shall have been expressed in this Indenture, in the Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Trust requesting the certification and delivery thereof

Subject to regulatory approval, the Trust shall also have the right at its option to repay, either in whole or in part, on maturity, either by payment of money in accordance with Section 2.13, by issuance of Freely Tradeable Trust Units as provided in Section 4.10 or any combination thereof, any Debentures issued hereunder of any series which by their terms are made so repayable on maturity (subject however, to any applicable restriction on the repayment of the principal amount of the Debentures of such series) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debenture and shall have been expressed in this Indenture, in the Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Trust requesting the certification and delivery thereof.

4.2 Partial Redemption

If less than all the Debentures of any series for the time being outstanding are at any time to be redeemed, or if a portion of the Debentures being redeemed are being redeemed for cash and a portion of such Debentures are being redeemed by the payment of Freely Tradeable Trust Units pursuant to Section 4.6, the

Debentures to be so redeemed shall be selected by the Debenture Trustee on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each holder or in such other manner as the Debenture Trustee deems equitable, subject to the approval of the Toronto Stock Exchange, as may be required from time to time. Unless otherwise specifically provided in the terms of any series of Debentures, no Debenture shall be redeemed in part unless the principal amount redeemed is $1,000 or a multiple thereof. For this purpose, the Debenture Trustee may make, and from time to time vary, regulations with respect to the manner in which such Debentures may be drawn for redemption in part or for redemption in cash and regulations so made shall be valid and binding upon all holders of such Debentures notwithstanding the fact that as a result thereof one or more of such Debentures may become subject to redemption in part only or for cash only. In the event that one or more of such Debentures becomes subject to redemption in part only, upon surrender of any such Debentures for payment of the Redemption Price, together with interest accrued to but excluding the Redemption Date, the Trust shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order one or more new Debentures for the unredeemed part of the principal amount of the Debenture or Debentures so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms "Debenture" or "Debentures" as used in this Article 4 shall be deemed to mean or include any part of the principal amount of any Debenture which in accordance with the foregoing provisions has become subject to redemption.

4.3 Notice of Redemption

Notice of redemption (the "**Redemption Notice**") of any series of Debentures shall be given to the holders of the Debentures so to be redeemed not more than 60 days nor, subject to Section 4.6(b), less than 30 days prior to the date fixed for redemption (the "**Redemption Date**") in the manner provided in Section 14.2. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the Redemption Price and the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date. In addition, unless all the outstanding Debentures are to be redeemed, the Redemption Notice shall specify:

(a) the distinguishing letters and numbers of the registered Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder);

(b) in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or, if such Debentures are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Debentures so selected;

(c) in the case of a Global Debenture, that the redemption will take place in such manner as may be agreed upon by the Depository, the Debenture Trustee and the Trust; and

(d) in all cases, the principal amounts of such Debentures or, if any such Debenture is to be redeemed in part only, the principal amount of such part.

In the event that all Debentures to be redeemed are registered Debentures, publication shall not be required.

4.4 Debentures Due on Redemption Dates

Notice having been given as aforesaid, all the Debentures so called for redemption shall thereupon be and become due and payable at the Redemption Price, together with accrued interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the monies necessary to redeem, or the Trust Units to be issued to redeem, such Debentures shall have been deposited as provided in Section 4.5 and affidavits or other proof satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

4.5 Deposit of Redemption Monies or Trust Units

Redemption of Debentures shall be provided for by the Trust depositing with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, on or before 11:00 a.m. Calgary Time on the Business Day immediately prior to the Redemption Date specified in such notice, such sums of money, or certificates representing such Trust Units, or both as the case may be, as may be sufficient to pay the Redemption Price of the Debentures so called for redemption, plus accrued and unpaid interest thereon up to but excluding the Redemption Date, provided the Trust may elect to satisfy this requirement by providing the Debenture Trustee with a cheque for such amounts required under this Section 4.5 post-dated to the Redemption Date. The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, or certificates so deposited, or both, the Debenture Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Debentures so called for redemption, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption.

4.6 Right to Repay Redemption Price in Trust Units

(a) Subject to the other provisions of this Section 4.6, the Trust may, at its option, in exchange for or in lieu of paying the Redemption Price in money, elect to satisfy its obligation to pay all or any portion of the Redemption Price by issuing and delivering to holders on the Redemption Date that number of Freely Tradeable Trust Units obtained by dividing the Redemption Price by 95% of the then Current Market Price of the Trust Units on the Redemption Date (the "**Unit Redemption Right**").

(b) The Trust shall exercise the Unit Redemption Right by so specifying in the Redemption Notice which shall be delivered to the Debenture Trustee and the holders of Debentures not more than 60 days and not less than 40 days prior to the Redemption Date. The Redemption Notice shall also specify the aggregate principal amount of Debentures in respect of which it is exercising the Unit Redemption Right.

(c) The Trust's right to exercise the Unit Redemption Right shall be conditional upon the following conditions being met on the Business Day preceding the Redemption Date:

(i) the issuance of the Trust Units on the exercise of the Unit Redemption Right shall be made in accordance with Applicable Securities Legislation and such Trust Units shall be issued as Freely Tradeable Trust Units;

(ii) the listing of such additional Freely Tradeable Trust Units on each stock exchange on which the Trust Units are then listed;

(iii) the Trust being a reporting issuer in good standing under Applicable Securities Legislation where the distribution of such Freely Tradeable Trust Units occurs;

(iv) no Event of Default shall have occurred and be continuing;

(v) the receipt by the Debenture Trustee of an Officer's Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Trust Units to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Trust Units on the Redemption Date; and

(vi) the receipt by the Debenture Trustee of an opinion of Counsel to the effect that such Trust Units have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Redemption Price, will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates of good standing issued by the relevant securities authorities, condition (iii) above is satisfied, except

that the opinion in respect of condition (iii) need not be expressed with respect to those provinces where certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Redemption Date, the Trust shall pay the Redemption Price in cash in accordance with Section 4.5 unless the Debentureholder waives the conditions which are not satisfied.

(d) In the event that the Trust duly exercises its Unit Redemption Right, the Trust shall on or before 11:00 a.m. (Calgary time) on the Redemption Date, deliver to the Debenture Trustee, for delivery to and on account of the holders, upon the due presentation and surrender of the Debentures, the Freely Tradeable Trust Units to which such holders are entitled.

(e) No fractional Trust Units shall be delivered upon the exercise of the Unit Redemption Right but, in lieu thereof, the Trust shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in Section 4.6(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Trust Units on the Redemption Date (less any tax required to be deducted, if any).

(f) A holder shall be treated as the unitholder of record of the Freely Tradeable Trust Units issued on due exercise by the Trust of its Unit Redemption Right effective immediately after the close of business on the Redemption Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including unit dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g) In the event that the Trust exercises its Unit Repayment Right, the Trust shall at all times reserve and keep available out of its authorized Trust Units (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Trust's Unit Redemption Right as provided herein, and shall issue to Debentureholders to whom Freely Tradeable Trust Units will be issued pursuant to exercise of the Unit Redemption Right, such number of Freely Tradeable Trust Units as shall be issuable in such event. All Freely Tradeable Trust Units which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h) The Trust shall comply with all Applicable Securities Legislation regulating the issue and delivery of Freely Tradeable Trust Units upon exercise of the Unit Redemption Right and shall cause to be listed and posted for trading such Trust Units on each stock exchange on which the Trust Units are then listed.

(i) The Trust shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Trust Units to holders upon exercise of the Unit Redemption Right pursuant to the terms of the Debentures and of this Indenture.

(j) If the Trust elects to satisfy its obligation to pay all or any portion of the Redemption Price by issuing Freely Tradeable Trust Units in accordance with this Section 4.6 and if the Redemption Price (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the Redemption Price, if any, is insufficient to satisfy such withholding taxes, the Debenture Trustee, on the written direction of the Trust but for the account of the holder, shall sell, through the investment banks, brokers or dealers selected by the Trust, out of the Freely Tradeable Trust Units issued by the Trust for this purpose, such number of Freely Tradeable Trust Units that together with the cash payment of the Redemption Price, if any, is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Trust to the proper tax authorities within the period of time prescribed for this purpose under applicable laws.

(k) Each certificate representing Freely Tradeable Trust Units issued in payment of the Redemption Price of Debentures bearing the U.S. Legend set forth in Section 2.14, as well as all certificates issued in exchange

for or in substitution of the foregoing securities, shall bear the U.S. Legend set forth in Section 2.14; provided that if the Freely Tradeable Trust Units are being sold outside the United States in accordance with Rule 904 of Regulation S, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee, as registrar and transfer agent for the Trust Units, as set forth in **Schedule E** hereto (or as the Trust or the Debenture Trustee may prescribe from time to time); and provided further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Trust Units, of an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Trust that such counsel is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

(l) Interest accrued and unpaid on the Debentures on the Redemption Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 4.5.

4.7 Failure to Surrender Debentures Called for Redemption

In case the holder of any Debenture so called for redemption shall fail on or before the Redemption Date so to surrender such holder's Debenture, or shall not within such time accept payment of the redemption monies payable, or take delivery of certificates representing such Trust Units issuable in respect thereof, or give such receipt therefor, if any, as the Debenture Trustee may require, such redemption monies may be set aside in trust, or such certificates may be held in trust without interest, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum or Trust Units so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the monies so paid and deposited, or take delivery of the certificates so deposited, or both, upon surrender and delivery up of such holder's Debenture of the Redemption Price, as the case may be, of such Debenture plus any accrued but unpaid interest thereon to but excluding the Redemption Date. In the event that any money, or certificates for Trust Units, required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of six years from the Redemption Date, then such monies or certificates for Trust Units, together with any accumulated interest thereon or any distribution paid thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Trust on its demand, and thereupon the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Debenture in respect of which such money was so repaid to the Trust shall have no rights in respect thereof except to obtain payment of the money or certificates due from the Trust, subject to any limitation period provided by the laws of Alberta. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds prior to the expiry of six years after the Redemption Date to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Trust prior to the expiry of six years after the Redemption Date, the Trust shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a Debenture pursuant to the redemption after the date of such payment of the remaining funds to the Trust but prior to six years after the redemption.

4.8 Cancellation of Debentures Redeemed

Subject to the provisions of Sections 4.2 and 4.9 as to Debentures redeemed or purchased in part, all Debentures redeemed and paid under this Article 4 shall forthwith be delivered to the Debenture Trustee and cancelled and no Debentures shall be issued in substitution therefor.

4.9 Purchase of Debentures by the Trust

Unless otherwise specifically provided with respect to a particular series of Debentures, the Trust may, if it is not at the time in default hereunder, at any time and from time to time, purchase Debentures in the

market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by contract, at any price. All Debentures so purchased may, at the option of the Trust, be delivered to the Debenture Trustee and shall be cancelled and no Debentures shall be issued in substitution therefor.

If, upon an invitation for tenders, more Debentures are tendered at the same lowest price that the Trust is prepared to accept, the Debentures to be purchased by the Trust shall be selected by the Debenture Trustee on a *pro rata* basis or in such other manner consented to by the Toronto Stock Exchange which the Debenture Trustee considers appropriate, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Debenture Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only. The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Debenture Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so purchased.

4.10 Right to Repay Principal Amount in Trust Units

(a) Subject to the other provisions of this Section 4.10, the Trust may, at its option, in exchange for or in lieu of paying the Redemption Price in money, elect to satisfy its obligation to repay all or any portion of the principal amount of the Debentures outstanding by issuing and delivering to holders on the maturity of such Debentures (the "**Maturity Date**") that number of Freely Tradeable Trust Units obtained by dividing the principal amount of the Debentures by 95% of the then Current Market Price of the Trust Units (the "**Unit Repayment Right**").

(b) The Trust shall exercise the Unit Repayment Right by so specifying in the Maturity Notice, which shall be delivered to the Debenture Trustee and the holders of Debentures not more than 60 days and not less than 40 days prior to the Maturity Date.

(c) The Trust's right to exercise the Unit Repayment Right shall be conditional upon the following conditions being met on the Business Day preceding the Maturity Date:

(i) the issuance of the Trust Units on the exercise of the Unit Repayment Right shall be made in accordance with Applicable Securities Legislation and such Trust Units shall be issued as Freely Tradeable Trust Units;

(ii) the listing of such additional Freely Tradeable Trust Units on each stock exchange on which the Trust Units are then listed;

(iii) the Trust being a reporting issuer in good standing under Applicable Securities Legislation where the distribution of such Freely Tradeable Trust Units occurs;

(iv) no Event of Default shall have occurred and be continuing;

(v) the receipt by the Debenture Trustee of an Officer's Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Trust Units to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Trust Units on the Maturity Date; and

(vi) the receipt by the Debenture Trustee of an opinion of Counsel to the effect that such Trust Units have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the principal amount of the Debentures outstanding will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying

exclusively on certificates of good standing issued by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces where certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Maturity Date, the Trust shall pay the principal amount of the Debentures outstanding in cash in accordance with Section 2.13, unless the Debentureholder waives the conditions which are not satisfied.

(d) In the event that the Trust duly exercises its Unit Repayment Right, the Trust shall on or before 11:00 a.m. (Calgary time) on the Maturity Date, deliver to the Debenture Trustee, for delivery to and on account of the holders, upon the due presentation and surrender of the Debentures, the Freely Tradeable Trust Units to which such holders are entitled. The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with the Unit Repayment Right. Every such deposit shall be irrevocable. From the certificates so deposited in addition to amounts payable by the Debenture Trustee pursuant to Section 2.13, the Debenture Trustee shall pay or cause to be paid, to the holders of such Debentures, upon surrender of such Debentures, the principal amount of and premium (if any) on the Debentures to which they are respectively entitled on maturity and deliver to such holders the certificates to which such holders are entitled. The delivery of such certificates to the Debenture Trustee will satisfy and discharge the liability of the Trust for the Debentures to which the delivery of certificates relates to the extent of the amount delivered (plus the amount of any certificates sold to pay applicable taxes in accordance with this Section 4.10) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the certificates so delivered, the certificate(s) to which it is entitled.

(e) No fractional Freely Tradeable Trust Units shall be delivered upon the exercise of the Unit Repayment Right but, in lieu thereof, the Trust shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in Section 4.10(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Trust Units on the Maturity Date (less any tax required to be deducted, if any).

(f) A holder shall be treated as the unitholder of record of the Freely Tradeable Trust Units issued on due exercise by the Trust of its Unit Repayment Right effective immediately after the close of business on the Maturity Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including unit dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g) The Trust shall at all times reserve and keep available out of its authorized Trust Units (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Trust's Unit Repayment Right as provided herein, and shall issue to Debentureholders to whom Freely Tradeable Trust Units will be issued pursuant to exercise of the Unit Repayment Right, such number of Freely Tradeable Trust Units as shall be issuable in such event. All Freely Tradeable Trust Units which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h) The Trust shall comply with all Applicable Securities Legislation regulating the issue and delivery of Freely Tradeable Trust Units upon exercise of the Unit Repayment Right and shall cause to be listed and posted for trading such Freely Tradeable Trust Units on each stock exchange on which the Trust Units are then listed.

(i) The Trust shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Trust Units to holders upon exercise of the Unit Repayment Right pursuant to the terms of the Debentures and of this Indenture.

(j) If the Trust elects to satisfy its obligation to pay all or any portion of the principal amount of Debentures due on maturity by issuing Freely Tradeable Trust Units in accordance with this Section 4.10 and if the principal amount (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the principal amount due on maturity, if any, is insufficient to satisfy such withholding taxes, the Debenture Trustee, on the written direction of the Trust but for the account of the holder, shall sell, through the investment banks, brokers or dealers selected by the Trust, out of the Freely Tradeable Trust Units issued by the Trust for this purpose, such number of Freely Tradeable Trust Units that together with the cash component of the principal amount due on maturity is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Trust to the proper tax authorities within the period of time prescribed for this purpose under applicable laws.

(k) Each certificate representing Freely Tradeable Trust Units issued in payment of the principal amount of Debentures bearing the U.S. Legend set forth in Section 2.14, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear the U.S. Legend set forth in Section 2.14; provided that if the Freely Tradeable Trust Units are being sold outside the United States in accordance with Rule 904 of Regulation S, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee, as registrar and transfer agent for the Trust Units, as set forth in **Schedule E** hereto (or as the Trust or the Debenture Trustee may prescribe from time to time); and provided further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Trust Units, of an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Trust that such counsel is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

(l) Interest accrued and unpaid on the Debentures on the Maturity Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 2.15.

ARTICLE 5
SUBORDINATION OF DEBENTURES

5.1 Applicability of Article

The indebtedness, liabilities and obligations of the Trust hereunder (except as provided in Section 15.15) or under the Debentures, whether on account of principal, interest or otherwise, but excluding the issuance of Trust Units or other securities upon any conversion pursuant to Article 6, upon any redemption pursuant to Article 4, or at maturity pursuant to Article 4 (collectively the "**Debenture Liabilities**"), shall be subordinated and postponed and subject in right of payment, to the extent and in the manner hereinafter set forth in the following sections of this Article 5, to the full and final payment of all Senior Indebtedness of the Trust and each holder of any such Debenture by his acceptance thereof agrees to and shall be bound by the provisions of this Article 5.

5.2 Order of Payment

In the event of any dissolution, winding-up, liquidation, bankruptcy, insolvency, receivership, creditor enforcement or realization or other similar proceedings relating to the Trust or any of its property (whether voluntary or involuntary, partial or complete) or any other marshalling of the assets and liabilities of the Trust or any sale of all or substantially all of the assets of the Trust:

(a) all Senior Indebtedness shall first be paid in full, or provision made for such payment, before any payment is made on account of Debenture Liabilities;

(b) any payment or distribution of assets of the Trust, whether in cash, property or securities, to which the holders of the Debentures or the Debenture Trustee on behalf of such holders would be entitled except for

the provisions of this Article 5, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness; and

(c) the Senior Creditors or a receiver or a receiver-manager of the Trust or of all or part of its assets or any other enforcement agent may sell, mortgage, or otherwise dispose of the Trust assets in whole or in part, free and clear of all Debenture Liabilities and without the approval of the Debentureholders or the Debenture Trustee or any requirement to account to the Debenture Trustee or the Debentureholders.

The rights and priority of the Senior Indebtedness and the subordination pursuant hereto shall not be affected by :

(i) the time, sequence or order of creating, granting, executing, delivering of, or registering, perfecting or failing to register or perfect any security notice, caveat, financing statement or other notice in respect of the Senior Security;

(ii) the time or order of the attachment, perfection or crystallization of any security constituted by the Senior Security;

(iii) the taking of any collection, enforcement or realization proceedings pursuant to the Senior Security;

(iv) the date of obtaining of any judgment or order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of the Senior Creditors, or any of them or the Debentureholders or other Trustee or any of them to any money or property of the Trust;

(v) the failure to exercise any power or remedy reserved to the Senior Creditors under the Senior Security or to insist upon a strict compliance with any terms thereof;

(vi) whether any Senior Security is now perfected, hereafter ceases to be perfected, is avoidable by any trustee in bankruptcy or like official or is otherwise set aside, invalidated or lapses;

(vii) the date of giving or failing to give notice to or making demand upon the Trust or AOG; or

(viii) any other matter whatsoever.

5.3 Subrogation to Rights of Holders of Senior Indebtedness

Subject to the prior payment in full of all Senior Indebtedness, the holders of the Debentures shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Trust to the extent of the application thereto of such payments or other assets which would have been received by the holders of the Debentures but for the provisions hereof until the principal of and interest on the Debentures shall be paid in full, and no such payments or distributions to the holders of the Debentures of cash, property or securities, which otherwise would be payable or distributable to the holders of the Senior Indebtedness, shall, as between the Trust, its creditors other than the holders of Senior Indebtedness, and the holders of Debentures, be deemed to be a payment by the Trust to the holders of the Senior Indebtedness or on account of the Senior Indebtedness, it being understood that the provisions of this Article 5 are and are intended solely for the purpose of defining the relative rights of the holders of the Debentures, on the one hand, and the holders of Senior Indebtedness, on the other hand.

The Debenture Trustee, for itself and on behalf of each of the Debentureholders, hereby waives any and all rights to require a Senior Creditor to pursue or exhaust any rights or remedies with respect to the Trust or

any property and assets subject to the Senior Security or in any other manner to require the marshalling of property, assets or security in connection with the exercise by the Senior Creditors of any rights, remedies or recourses available to them.

5.4 Obligation to Pay Not Impaired

Nothing contained in this Article 5 or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Trust, its creditors other than the holders of Senior Indebtedness, and the holders of the Debentures, the obligation of the Trust, which is absolute and unconditional, to pay to the holders of the Debentures the principal of and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the holders of the Debentures and creditors of the Trust other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Debenture Trustee or the holder of any Debenture from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 5 of the holders of Senior Indebtedness.

5.5 No Payment if Senior Indebtedness in Default

Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, or any other enforcement of any Senior Indebtedness, then, except as provided in Section 5.8, all such Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of the Debenture Liabilities.

In case of default with respect to any Senior Indebtedness permitting a Senior Creditor to demand payment or accelerate the maturity thereof, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of Debentures or otherwise) shall be made by the Trust with respect to the Debenture Liabilities and neither the Debenture Trustee nor the holders of Debentures shall be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Debentures after the happening of such a default (except as provided in Section 5.8), and unless and until such default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and, if and when such Senior Indebtedness shall have become due and payable, shall be paid over to, the holders of the Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing an amount of the Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been, paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

The fact that any payment hereunder is prohibited by this Section 5.5 shall not prevent the failure to make such payment from being an Event of Default hereunder.

5.6 Payment on Debentures Permitted

Nothing contained in this Article 5 or elsewhere in this Indenture, or in any of the Debentures, shall affect the obligation of the Trust to make, or prevent the Trust from making, at any time except as prohibited by Section 5.5, any payment of principal of or interest on the Debentures. The fact that any such payment is prohibited by Section 5.5 shall not prevent the failure to make such payment from being an Event of Default hereunder. Nothing contained in this Article 5 or elsewhere in this Indenture, or in any of the Debentures, shall prevent the conversion of the Debentures or, except as prohibited by Section 5.5, the application by the Debenture Trustee of any monies deposited with the Debenture Trustee hereunder for the purpose, to the payment of or on account of the Debenture Liabilities.

5.7 Confirmation of Subordination

Each holder of Debentures by his acceptance thereof authorizes and directs the Debenture Trustee on his behalf to take such action as may be necessary or appropriate to effect the subordination as provided in this Article 5 and appoints the Debenture Trustee his attorney-in-fact for any and all such purposes. Upon request of the

Trust, and upon being furnished an Officer's Certificate stating that one or more named persons are Senior Creditors and specifying the amount and nature of the Senior Indebtedness of such Senior Creditor, the Debenture Trustee shall enter into a written agreement or agreements with the Trust and the person or persons named in such Officer's Certificate providing that such person or persons are entitled to all the rights and benefits of this Article 5 as a Senior Creditor. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness, however, nothing herein shall impair the rights of any Senior Creditor who has not entered into such an agreement.

5.8 Knowledge of Debenture Trustee

Notwithstanding the provisions of this Article 5 or any provision in this Indenture or in the Debentures contained, the Debenture Trustee will not be charged with knowledge of any Senior Indebtedness or of any default in the payment thereof, or of the existence of any other fact that would prohibit the making of any payment of monies to or by the Debenture Trustee, or the taking of any other action by the Debenture Trustee, unless and until the Debenture Trustee has received written notice thereof from the Trust, any Debentureholder or any Senior Creditor.

5.9 Debenture Trustee May Hold Senior Indebtedness

The Debenture Trustee is entitled to all the rights set forth in this Article 5 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture deprives the Debenture Trustee of any of its rights as such holder.

5.10 Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Trust or by any non-compliance by the Trust with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

5.11 Altering the Senior Indebtedness

The holders of the Senior Indebtedness have the right to extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Trust, all without notice to or consent of the Debentureholders or the Debenture Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Debentureholders or the Debenture Trustee.

5.12 Additional Indebtedness

This Indenture does not restrict the Trust from incurring additional indebtedness for borrowed money or otherwise or mortgaging, pledging or charging its properties to secure any indebtedness.

5.13 Right of Debentureholder to Convert Not Impaired

The subordination of the Debentures to the Senior Indebtedness and the provisions of this Article 5 do not impair in any way the right of a Debentureholder to convert its Debentures pursuant to Article 6.

5.14 Invalidated Payments

In the event that any of the Senior Indebtedness shall be paid in full and subsequently, for whatever reason, such formerly paid or satisfied Senior Indebtedness becomes unpaid or unsatisfied, the terms and conditions of this Article 5 shall be reinstated and the provisions of this Article shall again be operative until all Senior Indebtedness is repaid in full, provided that such reinstatement shall not give the Senior Creditors any rights

or recourses against the Debenture Trustee or the Debentureholders for amounts paid to the Debentureholders subsequent to such payment or satisfaction in full and prior to such reinstatement.

5.15 Contesting Security

The Debenture Trustee, for itself and on behalf of the Debentureholders, agrees that it shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Security, or the relative priority of the Senior Security.

ARTICLE 6
CONVERSION OF DEBENTURES

6.1 Applicability of Article

Any Debentures issued hereunder of any series which by their terms are convertible (subject, however, to any applicable restriction of the conversion of Debentures of such series) will be convertible into Trust Units or other securities, at such conversion rate or rates, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and shall have been expressed in this Indenture (including Section 3.7 hereof), in such Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof.

Such right of conversion shall extend only to the maximum number of whole Trust Units into which the aggregate principal amount of the Debenture or Debentures surrendered for conversion at any one time by the holder thereof may be converted. Fractional interests in Trust Units shall be adjusted for in the manner provided in Section 6.6.

6.2 Notice of Expiry of Conversion Privilege

Notice of the expiry of the conversion privileges of the Debentures shall be given by or on behalf of the Trust, not more than 60 days and not less than 30 days prior to the date fixed for the Time of Expiry, in the manner provided in Section 14.2.

6.3 Revival of Right to Convert

If the redemption of any Debenture called for redemption by the Trust is not made or the payment of the purchase price of any Debenture which has been tendered in acceptance of an offer by the Trust to purchase Debentures for cancellation is not made, in the case of a redemption upon due surrender of such Debenture or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then, provided the Time of Expiry has not passed, the right to convert such Debentures shall revive and continue as if such Debenture had not been called for redemption or tendered in acceptance of the Trust's offer, respectively.

6.4 Manner of Exercise of Right to Convert

(a) The holder of a Debenture desiring to convert such Debenture in whole or in part into Trust Units shall surrender such Debenture to the Debenture Trustee at either of its principal offices in either Calgary, Alberta or Toronto, Ontario together with the conversion notice in the form attached hereto as **Schedule D** or any other written notice in a form satisfactory to the Debenture Trustee, in either case duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Debenture Trustee, exercising his right to convert such Debenture in accordance with the provisions of this Article; provided that with respect to a Global Debenture, the obligation to surrender a Debenture to the Debenture Trustee shall be satisfied if the Debenture Trustee makes notation on the Global Debenture of the principal amount thereof so converted and the Debenture Trustee is provided with all other documentation which it may request. Thereupon such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the

Debenture Trustee, his nominee(s) or assignee(s) shall be entitled to be entered in the books of the Trust as at the Date of Conversion (or such later date as is specified in Section 6.4(b)) as the holder of the number of Trust Units into which such Debenture is convertible in accordance with the provisions of this Article and, as soon as practicable thereafter, the Trust shall deliver to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Trust Units and make or cause to be made any payment of interest to which such holder is entitled in accordance with Section 6.4(e) hereof.

(b) For the purposes of this Article, a Debenture shall be deemed to be surrendered for conversion on the date (the "**Date of Conversion**") on which it is so surrendered when the register of the Debenture Trustee is open and in accordance with the provisions of this Article or, in the case of a Global Debenture which the Debenture Trustee received notice of and all necessary documentation in respect of the exercise of the conversion rights and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Debenture Trustee at one of its offices specified in Section 6.4(a); provided that if a Debenture is surrendered for conversion on a day on which the register of Trust Units is closed, the person or persons entitled to receive Trust Units shall become the holder or holders of record of such Trust Units as at the date on which such register is next reopened.

(c) Any part, being $1,000 or an integral multiple thereof, of a Debenture in a denomination in excess of $1,000 may be converted as provided in this Article and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such part.

(d) Upon a holder of any Debenture exercising his or her right of conversion in respect of only a part of the Debenture and surrendering such Debenture to the Debenture Trustee, in accordance with Section 6.4(a) the Debenture Trustee shall cancel the same and shall without charge forthwith certify and deliver to the holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered or, with respect to a Global Debenture, the Debenture Trustee shall make notations on the Global Debenture of the principal amount thereof so converted.

(e) The holder of a Debenture surrendered for conversion in accordance with this Section 6.4 shall be entitled (subject to any applicable restriction on the right to receive interest on conversion of Debentures of any series) to receive accrued and unpaid interest in respect thereof up to but excluding the Date of Conversion and the Trust Units issued upon such conversion shall rank only in respect of distributions or dividends declared in favour of unitholders of record on and after the Date of Conversion or such later date as such holder shall become the holder of record of such Trust Units pursuant to Section 6.4(b), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Trust Units.

6.5 Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as set forth below.

(a) If and whenever at any time prior to the Time of Expiry the Trust shall (i) subdivide or redivide the outstanding Trust Units into a greater number of units, (ii) reduce, combine or consolidate the outstanding Trust Units into a smaller number of units, or (iii) issue Trust Units to the holders of all or substantially all of the outstanding Trust Units by way of a dividend or distribution (other than the issue of Trust Units to holders of Trust Units who have elected to receive dividends or distributions in the form of Trust Units in lieu of cash dividends or cash distributions paid in the ordinary course on the Trust Units), the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Trust Units by way of a dividend or distribution, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased in proportion to the number of outstanding Trust Units resulting from such subdivision, redivision or dividend, or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding Trust Units resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Section 6.5(a) shall occur. Any such issue of Trust Units by way of a dividend or distribution shall be deemed to have been made on the record date for the

dividend or distribution for the purpose of calculating the number of outstanding Trust Units under subsections (b) and (c) of this Section 6.5.

(b) If and whenever at any time prior to the Time of Expiry the Trust shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Trust Units entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Trust Units (or securities convertible into Trust Units) at a price per unit (or having a conversion or exchange price per unit) less than 95% of the Current Market Price of a Trust Unit on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Trust Units outstanding on such record date plus a number of Trust Units equal to the quotient obtained by dividing the aggregate price of the total number of additional Trust Units offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price per Trust Unit, and of which the denominator shall be the total number of Trust Units outstanding on such record date plus the total number of additional Trust Units offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect if only the number of Trust Units (or securities convertible into Trust Units) actually issued upon the exercise of such options, rights or warrants were included in such fraction, as the case may be.

(c) If and whenever at any time prior to the Time of Expiry the Trust shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Trust Units of (i) units of any class other than Trust Units and other than units distributed to holders of Trust Units who have elected to receive dividends or distributions in the form of such units in lieu of dividends or distributions paid in the ordinary course, (ii) rights, options or warrants (excluding rights, options or warrants entitling the holders thereof for a period of not more than 45 days to subscribe for or purchase Trust Units or securities convertible into Trust Units), (iii) evidences of its indebtedness, or (iv) assets (excluding dividends or distributions paid in the ordinary course) then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Trust Units outstanding on such record date multiplied by the Current Market Price per Trust Unit on such record date, less the fair market value (as determined by the directors of AOG, on behalf of the Trust, with the approval of the Debenture Trustee, which determination shall be conclusive) of such units or rights, options or warrants or evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Trust Units outstanding on such record date multiplied by such Current Market Price per Trust Unit. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon such units or rights, options or warrants or evidences of indebtedness or assets actually distributed, were included in such fraction as the case may be. In clause (iv) of this subsection (c) the term "dividends or distributions paid in the ordinary course" shall include the value of any securities or other property or assets distributed in lieu of cash dividends or distributions paid in the ordinary course at the option of unitholders.

(d) If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Trust Units or a capital reorganization of the Trust other than as described in Section 6.5(a) or a consolidation, amalgamation, arrangement or merger of the Trust with or into any other Person or other entity; or a sale or conveyance of the property and assets of the Trust as an entirety or substantially as an entirety to any other Person or other entity or a liquidation, dissolution or winding-up of the Trust, any holder of a Debenture who has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Trust Units then sought to be acquired by it, the number of trust units,

shares or other securities or property of the Trust or of the Person or other entity resulting from such merger, amalgamation or consolidation, or to which such sale or conveyance may be made or which holders of Trust Units receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that such holder of a Debenture would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Trust Units sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right. If determined appropriate by the directors of AOG, on behalf of the Trust, to give effect to or to evidence the provisions of this Section 6.5(d), the Trust, its successor, or such purchasing Person or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any trust units, shares or other securities or property to which a holder of Debentures is entitled on the exercise of its conversion rights thereafter. Any indenture entered into between the Trust and the Debenture Trustee pursuant to the provisions of this Section 6.5(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 16. Any indenture entered into between the Trust, any successor to the Trust or such purchasing Person or other entity and the Debenture Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 6.5(d) and which shall apply to successive reclassifications, capital reorganizations, amalgamations, consolidations, mergers, sales or conveyances;

(e) In any case in which this Section 6.5 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Trust may defer, until the occurrence of such event, issuing to the holder of any Debenture converted after such record date and before the occurrence of such event the additional Trust Units issuable upon such conversion by reason of the adjustment required by such event; provided, however, that the Trust shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Trust Units upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Trust Units declared in favour of holders of record of Trust Units on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 6.5(e), have become the holder of record of such additional Trust Units pursuant to Section 6.4(b).

(f) The adjustments provided for in this Section 6.5 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 6.5(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(g) For the purpose of calculating the number of Trust Units outstanding, Trust Units owned by or for the benefit of the Trust shall not be counted.

(h) In the event of any question arising with respect to the adjustments provided in this Section 6.5, such question shall be conclusively determined by a firm of nationally recognized chartered accountants appointed by the Trust and acceptable to the Debenture Trustee (who may be the auditors of the Trust); such accountants shall have access to all necessary records of the Trust and such determination shall be binding upon the Trust, the Debenture Trustee, and the Debentureholders.

(i) In case the Trust shall take any action affecting the Trust Units other than action described in this Section 6.5, which in the opinion of the directors of AOG, on behalf of the Trust, would materially affect the rights of Debentureholders, the Conversion Price shall be adjusted in such manner and at such time, by action of the directors of AOG, on behalf of the Trust, subject to the prior written consent of the Toronto Stock

Exchange or such other exchange on which the Debentures are then listed, as the directors of AOG, on behalf of the Trust, in their sole discretion may determine to be equitable in the circumstances. Failure of the directors to make such an adjustment shall be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(j) Subject to the prior written consent of the Toronto Stock Exchange or such other exchange on which the Debentures are then listed, no adjustment in the Conversion Price shall be made in respect of any event described in Sections 6.5(a), 6.5(b) or 6.5(c) other than the events described in 6.5(a)(i) or 6.5(a)(ii) if the holders of the Debentures are entitled to participate in such event on the same terms *mutatis mutandis* as if they had converted their Debentures prior to the effective date or record date, as the case may be, of such event.

(k) Except as stated above in this Section 6.5, no adjustment will be made in the Conversion Price for any Debentures as a result of the issuance of Trust Units at less than the Current Market Price for such Trust Units on the date of issuance or the then applicable Conversion Price.

6.6 No Requirement to Issue Fractional Trust Units

The Trust shall not be required to issue fractional Trust Units upon the conversion of Debentures pursuant to this Article. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole Trust Units issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted. If any fractional interest in a Trust Unit would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Debentures, the Trust shall, in lieu of delivering any certificate representing such fractional interest, make a cash payment to the holder of such Debenture of an amount equal to the fractional interest which would have been issuable multiplied by the Current Market Price.

6.7 Trust to Reserve Trust Units

The Trust covenants with the Debenture Trustee that it will at all times reserve and keep available out of its authorized Trust Units, solely for the purpose of issue upon conversion of Debentures as in this Article provided, and conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Trust Units as shall then be issuable upon the conversion of all outstanding Debentures. The Trust covenants with the Debenture Trustee that all Trust Units which shall be so issuable shall be duly and validly issued as fully-paid and non-assessable.

6.8 Cancellation of Converted Debentures

Subject to the provisions of Section 6.4 as to Debentures converted in part, all Debentures converted in whole or in part under the provisions of this Article shall be forthwith delivered to and cancelled by the Debenture Trustee and no Debenture shall be issued in substitution therefor.

6.9 Certificate as to Adjustment

The Trust shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 6.5, deliver an Officer's Certificate to the Debenture Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of nationally recognized chartered accountants appointed by the Trust and acceptable to the Debenture Trustee (who may be the auditors of the Trust) and shall be conclusive and binding on all parties in interest. When so approved, the Trust shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of the Trust Units, forthwith give notice to the Debentureholders in the manner provided in Section 14.2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price; provided that, if

the Trust has given notice under this Section 6.9 covering all the relevant facts in respect of such event and if the Debenture Trustee approves, no such notice need be given under this Section 6.9.

6.10 Notice of Special Matters

The Trust covenants with the Debenture Trustee that so long as any Debenture remains outstanding, it will give notice to the Debenture Trustee, and to the Debentureholders in the manner provided in Section 14.2, of its intention to fix a record date for any event referred to in Section 6.5(a), (b) or (c) (other than the subdivision, redivision, reduction, combination or consolidation of its Trust Units) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Trust shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than fourteen (14) days in each case prior to such applicable record date.

6.11 Protection of Debenture Trustee

Subject to Section 15.3, the Debenture Trustee:

(a) shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) shall not be accountable with respect to the validity or value (or the kind or amount) of any Trust Units or of any units, shares or other securities or property which may at any time be issued or delivered upon the conversion of any Debenture; and

(c) shall not be responsible for any failure of the Trust to make any cash payment or to issue, transfer or deliver Trust Units, units or share certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article.

6.12 U.S. Legend on Trust Units

Each certificate representing Trust Units issued upon conversion of Debentures pursuant to this Article 6 bearing the U.S. Legend set forth in Section 2.14, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall also bear the U.S. Legend set forth in Section 2.14; provided that if the Trust Units are being sold outside the United States in accordance with Rule 904 of Regulation S, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee, as registrar and transfer agent for the Trust Units, as set forth in **Schedule E** hereto (or as the Trust may prescribe from time to time); and provided further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Trust Units, of an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Trust that such counsel is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

ARTICLE 7
COVENANTS OF THE TRUST

The Trust hereby covenants and agrees with the Debenture Trustee for the benefit of the Debenture Trustee and the Debentureholders, that so long as any Debentures remain outstanding:

7.1 To Pay Principal, Premium (if any) and Interest

The Trust will duly and punctually pay or cause to be paid to every Debentureholder the principal of, premium (if any) and interest accrued on the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures.

7.2 To Pay Debenture Trustee's Remuneration

The Trust will pay the Debenture Trustee reasonable remuneration for its services as Debenture Trustee hereunder and will repay to the Debenture Trustee on demand all monies which shall have been paid by the Debenture Trustee in connection with the execution of the trusts hereby created and such monies including the Debenture Trustee's remuneration, shall be payable out of any funds coming into the possession of the Debenture Trustee in priority to payment of any principal of the Debentures or interest thereon. Such remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction.

7.3 To Give Notice of Default

The Trust shall notify the Debenture Trustee immediately upon obtaining knowledge of any Event of Default hereunder.

7.4 Preservation of Existence, etc.

Subject to the express provisions hereof, the Trust will carry on and conduct its activities, and cause its Subsidiaries to carry on and conduct their businesses, in a proper, efficient and business-like manner and in accordance with good business practices; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its and its Subsidiaries respective existences and rights.

7.5 Keeping of Books

The Trust will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Trust in accordance with generally accepted accounting principles.

7.6 Annual Certificate of Compliance

The Trust shall deliver to the Debenture Trustee, within 120 days after the end of each calendar year, an Officer's Certificate as to the knowledge of such officer of AOG who executes the Officer's Certificate of the Trust's compliance with all conditions and covenants in this Indenture certifying that after reasonable investigation and inquiry, the Trust has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which could, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

7.7 No Distributions on Trust Units if Event of Default

The Trust shall not declare or make any distribution to the holders of its issued and outstanding Trust Units after the occurrence of an Event of Default unless and until such default shall have been cured or waived or shall have ceased to exist.

In addition, the Trust shall not declare any distribution to the holders of its issued and outstanding Trust Units if at the time the directors of AOG or a committee thereof resolves to make the said declaration, the

Trust has actual knowledge that the paying of said distribution on the applicable distribution payment date will result in an Event of Default.

7.8 Limitation on Additional Debentures

The Trust shall not issue additional debentures which are convertible at the option of the holder into Trust Units ("**convertible debentures**") of equal ranking to the Initial Debentures if the principal amount of all issued and outstanding convertible debentures of the Trust would exceed 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures.

7.9 Performance of Covenants by Debenture Trustee

If the Trust shall fail to perform any of its covenants contained in this Indenture, the Debenture Trustee may notify the Debentureholders of such failure on the part of the Trust or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Debentureholders. All sums so expended or advanced by the Debenture Trustee shall be repayable as provided in Section 7.2. No such performance, expenditure or advance by the Debenture Trustee shall be deemed to relieve the Trust of any default hereunder.

ARTICLE 8
DEFAULT

8.1 Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an "**Event of Default**":

(a) failure for 10 days to pay interest on the Debentures when due;

(b) failure to pay principal or premium, if any, on the Debentures when due whether at maturity, upon redemption, by declaration or otherwise;

(c) default in the observance or performance of any material covenant or condition of the Indenture by the Trust for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to remedy such default;

(d) if a decree or order of a court having jurisdiction is entered adjudging the Trust a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Trust, or appointing a receiver of, or of any substantial part of, the property of the Trust or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days;

(e) if the Trust institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) for such bankruptcy or insolvency or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Trust or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(f) if a resolution is passed for the winding-up or liquidation of the Trust except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 11.1 are duly observed and performed; or

(g) if, after the date of this Indenture, any proceedings with respect to the Trust are taken with respect to a compromise or arrangement, with respect to creditors of the Trust generally, under the applicable legislation of any jurisdiction;

in each and every such event the Debenture Trustee may, in its discretion, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding, subject to the provisions of Section 8.3, by notice in writing to the Trust declare the principal of and interest on all Debentures then outstanding and all other monies outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Debenture Trustee, and the Trust shall forthwith pay to the Debenture Trustee for the benefit of the Debentureholders such principal, accrued and unpaid interest and interest on amounts in default on such Debenture (and, where such a declaration is based upon a voluntary winding-up or liquidation of the Trust, the premium, if any, on the Debentures then outstanding which would have been payable upon the redemption thereof by the Trust on the date of such declaration) and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal, interest and such other monies from the date of such declaration until payment is received by the Debenture Trustee, such subsequent interest to be payable at the times and places and in the monies mentioned in and according to the tenor of the Debentures. Such payment when made shall be deemed to have been made in discharge of the Trust's obligations hereunder and any monies so received by the Debenture Trustee shall be applied in the manner provided in Section 8.6.

For greater certainty, for the purposes of this Section 8.1, a series of Debentures shall be in default in respect of an Event of Default if such Event of Default relates to a default in the payment of principal, premium, if any, or interest on the Debentures of such series in which case references to Debentures in this Section 8.1 shall refer to Debentures of that particular series.

For the purposes of this Article 8, where the Event of Default refers to an Event of Default with respect to a particular series of Debentures as described in this Section 8.1, then this Article 8 shall apply *mutatis mutandis* to the Debentures of such series and references in this Article 8 to the Debentures shall mean Debentures of the particular series and references to the Debentureholders shall refer to the Debentureholders of the particular series, as applicable.

8.2 Notice of Events of Default

If an Event of Default shall occur and be continuing the Debenture Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 13.2, provided that notwithstanding the foregoing, unless the Debenture Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures then outstanding, the Debenture Trustee shall not be required to give such notice if the Debenture Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Trust in writing.

8.3 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of more than 50% of the principal amount of Debentures then outstanding, to instruct the Debenture Trustee to waive any Event of Default and to cancel any declaration made by the Debenture Trustee pursuant to Section 8.1 and the Debenture Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; provided that notwithstanding the foregoing if the Event of Default has occurred by reason of the non-observance or non-performance by the Trust of any covenant applicable only to one or more series of Debentures, then the holders of more than 50% of the principal amount of the outstanding Debentures of that series shall be entitled to exercise the foregoing power and the Debenture Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Debentures; and

(b) the Debenture Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Debenture Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Debenture Trustee in the exercise of its discretion, upon such terms and conditions as the Debenture Trustee may deem advisable.

No such act or omission either of the Debenture Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

8.4 Enforcement by the Debenture Trustee

Subject to the provisions of Section 8.3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, if the Trust shall fail to pay to the Debenture Trustee, forthwith after the same shall have been declared to be due and payable under Section 8.1, the principal of and premium (if any) and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Debenture Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and premium (if any) and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Debenture Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Debenture Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Debenture Trustee shall deem expedient.

The Debenture Trustee shall be entitled and empowered, either in its own name or as Debenture Trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Debenture Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Trust or its creditors or relative to or affecting its property. The Debenture Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Debenture Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Debenture Trustee, in order to have the respective claims of the Debenture Trustee and of the holders of the Debentures against the Trust or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 8.3, nothing contained in this Indenture shall be deemed to give to the Debenture Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

The Debenture Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

All rights of action hereunder may be enforced by the Debenture Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Debenture Trustee shall be brought in the name of the Debenture Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture. In any proceeding brought by the Debenture Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any

provision of this Indenture, to which the Debenture Trustee shall be a party) the Debenture Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

8.5 No Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Trust wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (a) such holder shall previously have given to the Debenture Trustee written notice of the happening of an Event of Default hereunder; and (b) the Debentureholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Debentures then outstanding shall have made a request to the Debenture Trustee and the Debenture Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; and (c) the Debentureholders or any of them shall have furnished to the Debenture Trustee, when so requested by the Debenture Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Debenture Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Debenture Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures.

8.6 Application of Monies by Debenture Trustee

(a) Except as herein otherwise expressly provided, any monies received by the Debenture Trustee from the Trust pursuant to the foregoing provisions of this Article 8, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Trust, shall be applied, together with any other monies in the hands of the Debenture Trustee available for such purpose, as follows:

(i) first, in payment or in reimbursement to the Debenture Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Debenture Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii) second, but subject as hereinafter in this Section 8.6 provided, in payment, rateably and proportionately to the holders of Debentures, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii) third, in payment of the surplus, if any, of such monies to the Trust or its assigns;

provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, premium or interest on any Debenture held, directly or indirectly, by or for the benefit of the Trust or any Subsidiary (other than any Debenture pledged for value and in good faith to a person other than the Trust or any Subsidiary but only to the extent of such person's interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Debentures which are not so held.

(b) The Debenture Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Debenture Trustee may think necessary to provide for the payments mentioned in Section 8.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it

may retain the money so received by it and invest or deposit the same as provided in Section 15.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment in distribution hereunder.

8.7 Notice of Payment by Debenture Trustee

Not less than 15 days notice shall be given in the manner provided in Section 14.2 by the Debenture Trustee to the Debentureholders of any payment to be made under this Article 8. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest due (if any) to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed.

8.8 Debenture Trustee May Demand Production of Debentures

The Debenture Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal, interest or premium required by this Article 8 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Debenture Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Trust as the Debenture Trustee shall deem sufficient.

8.9 Remedies Cumulative

No remedy herein conferred upon or reserved to the Debenture Trustee, or upon or to the holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

8.10 Judgment Against the Trust

The Trust covenants and agrees with the Debenture Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Debenture Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and premium (if any) and the interest thereon and any other monies owing hereunder.

8.11 Immunity of Debenture Trustee and Others

The Debentureholders and the Debenture Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer or director of AOG, any trustee or manager of the Trust or holder of trust units of the Trust or of any successor thereto, for the payment of the principal of or premium or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Trust contained herein or in the Debentures.

ARTICLE 9
SATISFACTION AND DISCHARGE

9.1 Cancellation and Destruction

All Debentures shall forthwith after payment thereof be delivered to the Debenture Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this

Indenture shall be destroyed by the Debenture Trustee and, if required by the Trust, the Debenture Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed.

9.2 Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Debenture Trustee may require:

(a) the Trust shall be entitled to pay or deliver to the Debenture Trustee and direct it to set aside; or

(b) in respect of monies or Trust Units in the hands of the Debenture Trustee which may or should be applied to the payment of the Debentures, the Trust shall be entitled to direct the Debenture Trustee to set aside; or

(c) if the redemption was pursuant to notice given by the Debenture Trustee, the Debenture Trustee may itself set aside;

the principal, premium (if any) or the interest, as the case may be, in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal, premium (if any) or the interest payable on or represented by each Debenture in respect whereof such monies or Trust Units, if applicable, have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies or Trust Units, if applicable, so set aside by the Debenture Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 9.3.

9.3 Repayment of Unclaimed Monies or Trust Units

Subject to applicable law, any monies or Trust Units, if applicable, set aside under Section 9.2 and not claimed by and paid to holders of Debentures as provided in Section 9.2 within six years after the date of such setting aside shall be repaid and delivered to the Trust by the Debenture Trustee and thereupon the Debenture Trustee shall be released from all further liability with respect to such monies or Trust Units, if applicable, and thereafter the holders of the Debentures in respect of which such monies or Trust Units, if applicable, were so repaid to the Trust shall have no rights in respect thereof except to obtain payment and delivery of the monies or Trust Units, if applicable, from the Trust subject to any limitation provided by the laws of the Province of Alberta. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds prior to the expiry of six years after the setting aside described in Section 9.2 to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an uncontested letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Trust prior to the expiry of six years after such setting aside, the Trust shall reimburse the Debenture Trustee for any amounts so set aside which are required to be paid by the Debenture Trustee to a holder of a Debenture after the date of such payment of the remaining funds to the Trust but prior to six years after such setting aside.

9.4 Discharge

The Debenture Trustee shall at the written request of the Trust release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Trust from its covenants herein contained (other than the provisions relating to the indemnification of the Debenture Trustee), upon proof being given to the reasonable satisfaction of the Debenture Trustee that the principal and premium (if any) of and interest (including interest on amounts in default, if any), on all the Debentures and all other monies payable hereunder have been paid or satisfied or that all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

9.5 Satisfaction

(a) The Trust shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures of any series and the Debenture Trustee, at the expense of the Trust, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures or all of the outstanding Debentures of any series, as applicable, either:

(i) the Trust has deposited or caused to be deposited with the Debenture Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money or Trust Units, if applicable, sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or Redemption Dates, as the case may be, of such Debentures; or

(ii) the Trust has deposited or caused to be deposited with the Debenture Trustee as property in trust for the purpose of making payment on such Debentures:

(A) if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or Trust Units, if applicable; or

(B) if the Debentures are issued in a currency or currency unit other than Canadian dollars, cash in the currency or currency unit in which the Debentures are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable or Trust Units, if applicable;

as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures;

and in either event:

(iii) the Trust has paid, caused to be paid or made provisions to the satisfaction of the Debenture Trustee for the payment of all other sums payable with respect to all of such Debentures (together with all applicable expenses of the Debenture Trustee in connection with the payment of such Debentures); and

(iv) the Trust has delivered to the Debenture Trustee an Officer's Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Debenture Trustee referred to in this Section 9.5 shall be irrevocable, subject to Section 9.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Debenture Trustee and which provides for the due and punctual payment of the principal of, and interest and premium, if any, on the Debentures being satisfied.

(b) Upon the satisfaction of the conditions set forth in this Section 9.5 with respect to all the outstanding Debentures, or all the outstanding Debentures of any series, as applicable, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Articles 2, 4 and 6 and Section 8.4 and the provisions of Article 1 pertaining to the foregoing provisions) shall no longer be binding upon or applicable to the Trust.

(c) Any funds or obligations deposited with the Debenture Trustee pursuant to this Section 9.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(d) If the Debenture Trustee is unable to apply any money or securities in accordance with this Section 9.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Trust's obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 9.5 until such time as the Debenture Trustee is permitted to apply all such money or securities in accordance with this Section 9.5, provided that if the Trust has made any payment in respect of principal, premium or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Trust shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Debenture Trustee.

9.6 *Continuance of Rights, Duties and Obligations*

(a) Where trust funds or trust property have been deposited pursuant to Section 9.5, the holders of Debentures and the Trust shall continue to have and be subject to their respective rights, duties and obligations under Articles 2 and 4, as may be applicable.

(b) In the event that, after the deposit of trust funds or trust property pursuant to Section 9.5 in respect of a series of Debentures (the "**Defeased Debentures**"), any holder of any of the Defeased Debentures from time to time converts its Debentures to Trust Units or other securities of the Trust in accordance with Subsection 2.4(f), Article 6 or any other provision of this Indenture, the Debenture Trustee shall upon receipt of a Written Direction of the Trust return to the Trust from time the proportionate amount of the trust funds or other trust property deposited with the Debenture Trustee pursuant to Section 9.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures so converted (which amount shall be based on the applicable principal amount of the Defeased Debentures being converted in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

(c) In the event that, after the deposit of trust funds or trust property pursuant to Section 9.5, the Trust is required to make an Offer to purchase any outstanding Debentures pursuant to Subsection 2.4(j) in relation to Initial Debentures or to make an offer to purchase Debentures pursuant to any other similar provisions relating to any other series of Debentures , the Trust shall be entitled to use any trust money or trust property deposited with the Debenture Trustee pursuant to Section 9.5 for the purpose of paying to any holders of Defeased Debentures who have accepted any such offer of the Trust the Total Offer Price payable to such holders in respect of such Offer in respect of Initial Debentures (or the total offer price payable in respect of an offer relating to any other series of Debentures). Upon receipt of a Written Direction from the Trust, the Debenture Trustee shall be entitled to pay to such holder from such trust money or trust property deposited with the Debenture Trustee pursuant to Section 9.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures held by such holders who have accepted any such offer to the Trust (which amount shall be based on the applicable principal amount of the Defeased Debentures held by accepting offerees in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

ARTICLE 10
TRUST UNIT INTEREST PAYMENT ELECTION

10.1 Trust Unit Interest Payment Election

(a) Provided that the Trust is not in default under this Indenture and that all applicable regulatory approvals have been obtained (including any required approval of any stock exchange on which the Debentures or Trust Units are then listed), the Trust shall have the right, from time to time, to make a Trust Unit Interest Payment Election in respect of any Interest Obligation by delivering a Trust Unit Interest Payment Election Notice to the Debenture Trustee no later than the date required by applicable law or the rules of any stock exchange on which the Debentures or Trust Units are then listed.

(b) Upon receipt of a Trust Unit Interest Payment Election Notice, the Debenture Trustee shall, in accordance with this Article 10 and such Trust Unit Interest Payment Election Notice, deliver Trust Unit Bid Requests to the investment banks, brokers or dealers identified by the Trust, in its absolute discretion, in the Trust Unit Interest Payment Election Notice. In connection with the Trust Unit Interest Payment Election, the Debenture Trustee shall have the power to: (i) accept delivery of the Trust Units from the Trust and process the Trust Units in accordance with the Trust Unit Interest Payment Election Notice; (ii) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion through the investment banks, brokers or dealers identified by the Trust in the Trust Unit Interest Payment Election Notice; (iii) invest the proceeds of such sales on the direction of the Trust in Government Obligations which mature prior to an applicable Interest Payment Date and use such proceeds to pay the Interest Obligation in respect of which the Trust Unit Interest Payment Election was made; and (iv) perform any other action necessarily incidental thereto as directed by the Trust in its absolute discretion. The Trust Unit Interest Payment Election Notice shall direct the Debenture Trustee to solicit and accept only, and each Trust Unit Bid Request shall provide that the acceptance of any bid is conditional on the acceptance of, sufficient bids to result in aggregate proceeds from such issue and sale of Trust Units which, together with the cash payments by the Trust in lieu of fractional Trust Units, if any, equal the Interest Obligation on the Trust Unit Delivery Date.

(c) The Trust Unit Interest Payment Election Notice shall provide for, and all bids shall be subject to, the right of the Trust, by delivering written notice to the Debenture Trustee at any time prior to the consummation of such delivery and sale of the Trust Units on the Trust Unit Delivery Date, to withdraw the Trust Unit Interest Payment Election (which shall have the effect of withdrawing each related Trust Unit Bid Request), whereupon the Trust shall be obliged to pay in cash the Interest Obligation in respect of which the Trust Unit Interest Payment Election Notice has been delivered.

(d) Any sale of Trust Units pursuant to this Article 10 may be made to one or more Persons whose bids are solicited, but all such sales with respect to a particular Trust Unit Interest Payment Election shall take place concurrently on the Trust Unit Delivery Date.

(e) The amount received by a holder of a Debenture in respect of the Interest Obligation or the entitlement thereto will not be affected by whether or not the Trust elects to satisfy the Interest Obligation pursuant to a Trust Unit Interest Payment Election.

(f) The Debenture Trustee shall inform the Trust promptly following receipt of any bid or bids for Trust Units solicited pursuant to the Trust Unit Bid Requests. The Debenture Trustee shall accept such bid or bids as the Trust, in its absolute discretion, shall direct by Written Direction of the Trust, provided that the aggregate proceeds of all sales of Trust Units resulting from the acceptance of such bids, together with the amount of any cash payment by the Trust in lieu of any fractional Trust Units, on the Trust Unit Delivery Date, must be equal to the related Trust Unit Interest Payment Election Amount in connection with any bids so accepted, the Trust, the Debenture Trustee (if required by the Trust in its absolute discretion) and the applicable bidders shall, not later than the Trust Unit Delivery Date, enter into Trust Unit Purchase Agreements and shall comply with all Applicable Securities Legislation, including the securities rules and regulations of any stock exchange on which the Debentures or Trust Units are then listed. The Trust shall pay all fees and expenses in connection with the Trust Unit Purchase Agreements including the fees and commissions charged by the investment banks, brokers and dealers and the fees of the Debenture Trustee.

(g) Provided that: (i) all conditions specified in each Trust Unit Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the Trust Units to be sold thereunder against payment of the purchase price thereof; and (ii) the purchasers under each Trust Unit Purchase Agreement shall be ready, willing and able to perform thereunder, in each case on the Trust Unit Delivery Date, the Trust shall, on the Trust Unit Delivery Date, deliver to the Debenture Trustee the Trust Units to be sold on such date, an amount in cash equal to the value of any fractional Trust Units and an Officer's Certificate to the effect that all conditions precedent to such sales, including those set forth in this Indenture and in each Trust Unit Purchase Agreement, have been satisfied. Upon such deliveries, the Debenture Trustee shall consummate such sales on such Trust Unit Delivery Date by the delivery of the Trust Units to such purchasers against payment to the Debenture Trustee in immediately available funds of the purchase price

therefor in an aggregate amount equal to the Trust Unit Interest Payment Election Amount (less any amount attributable to any fractional Trust Units), whereupon the sole right of a holder of Debentures to receive such holder's portion of the Trust Unit Interest Payment Election Amount will be to receive same from the Debenture Trustee out of the proceeds of such sales of Trust Units plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units in full satisfaction of the Interest Obligation and the holder will have no further recourse to the Trust in respect of the Interest Obligation.

(h) The Debenture Trustee shall, on the Trust Unit Delivery Date, use the sale proceeds of the Trust Units (together with any cash received from the Trust in lieu of any fractional Trust Units) to purchase, on the direction of the Trust in writing, Government Obligations which mature prior to the applicable Interest Payment Date and which the Debenture Trustee is required to hold until maturity (the "**Trust Unit Proceeds Investment**") and shall, on such date, deposit the balance, if any, of such sale proceeds in an account established by the Trust (and which shall be maintained by and subject to the control of the Debenture Trustee) (the "**Interest Account**") for such Debentures. The Debenture Trustee shall hold such Trust Unit Proceeds Investment (but not income earned thereon) under its exclusive control in an irrevocable trust for the benefit of the holders of the Debentures. At least one Business Day prior to the Interest Payment Date, the Debenture Trustee shall deposit amounts from the proceeds of the Trust Unit Proceeds Investment in the Interest Account to bring the balance of the Interest Account to the Trust Unit Interest Payment Election Amount. On the Interest Payment Date, the Debenture Trustee shall pay the funds held in the Interest Account to the holders of record of the Debentures on the Interest Payment Date (less any tax required to be deducted, if any) and, provided that there is no Event of Default, shall remit amounts, if any, in respect of income earned on the Trust Unit Proceeds Investment or otherwise in excess of the Trust Unit Interest Payment Election Amount to the Trust.

(i) Neither the making of a Trust Unit Payment Election nor the consummation of sales of Trust Units on a Trust Unit Delivery Date shall (i) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the Interest Obligation payable on such date or (ii) entitle such holders to receive any Trust Units in satisfaction of such Interest Obligation.

(j) No fractional Trust Units will be issued in satisfaction of interest but in lieu thereof the Trust will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest (less any tax required to be deducted, if any).

ARTICLE 11
SUCCESSORS

11.1 Restrictions on Amalgamation, Merger and Sale of Certain Assets, etc.

Subject to the provisions of Article 12, the Trust shall not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other Person (herein called a "**Successor**") whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless:

(a) prior to or contemporaneously with the consummation of such transaction the Trust and the Successor shall have executed such instruments and done such things as, in the opinion of Counsel, are necessary or advisable to establish that upon the consummation of such transaction:

  (i) the Successor will have assumed all the covenants and obligations of the Trust under this Indenture in respect of the Debentures;

  (ii) the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under this Indenture; and

(iii) in the case of an entity organized otherwise than under the laws of the Province of Alberta, shall attorn to the jurisdiction of the courts of the Province of Alberta;

(b) such transaction, in the opinion of Counsel, shall be on such terms as to substantially preserve and not impair any of the rights and powers of the Debenture Trustee or of the Debentureholders hereunder; and

(c) no condition or event shall exist as to the Trust (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect thereto or immediately after the Successor shall become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due hereunder, which constitutes or would constitute an Event of Default hereunder.

11.2 Vesting of Powers in Successor

Whenever the conditions of Section 11.1 shall have been duly observed and performed, any Successor formed by or resulting from such transaction shall succeed to, and be substituted for, and may exercise every right and power of the Trust under this Indenture with the same effect as though the Successor had been named as the Trust herein and thereafter, except in the case of a lease or other similar disposition of property to the Successor, the Trust shall be relieved of all obligations and covenants under this Indenture and the Debentures forthwith upon the Trust delivering to the Debenture Trustee an opinion of Counsel to the effect that the transaction shall not result in any material adverse tax consequences to the Trust or the Successor. The Debenture Trustee will, at the expense of the Successor, execute any documents which it may be advised by Counsel are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 12
COMPULSORY ACQUISITION

12.1 Definitions

In this Article:

(a) "**Affiliate**" and "**Associate**" shall have their respective meanings set forth in the *Securities Act* (Alberta);

(b) "**Dissenting Debentureholders**" means a Debentureholder who does not accept an Offer referred to in Section 12.2 and includes any assignee of the Debenture of a Debentureholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(c) "**Offer**" means an offer to acquire outstanding Debentures where, as of the date of the offer to acquire, the Debentures that are subject to the offer to acquire, together with the Offeror's Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Debentures;

(d) "**offer to acquire**" includes an acceptance of an offer to sell;

(e) "**Offeror**" means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Debentures;

(f) "**Offeror's Notice**" means the notice described in Section 12.3; and

(g) "**Offeror's Debentures**" means Debentures beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

12.2 Offer for Debentures

If an Offer for all of the outstanding Debentures (other than Debentures held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(a) within the time provided in the Offer for its acceptance or within 60 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Debentureholders representing at least 90% of the outstanding principal amount of the Debentures, other than the Offeror's Debentures;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Offer; and

(c) the Offeror complies with Sections 12.3 and 12.5;

the Offeror is entitled to acquire, and the Dissenting Debentureholders are required to sell to the Offeror, the Debentures held by the Dissenting Debentureholder for the same consideration per Debenture payable or paid, as the case may be, under the Offer.

12.3 Offeror's Notice to Dissenting Shareholders

Where an Offeror is entitled to acquire Debentures held by Dissenting Debentureholders pursuant to Section 12.2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Debentureholder stating that:

(a) Debentureholders holding at least 90% of the principal amount of all outstanding Debentures, other than Offeror's Debentures, have accepted the Offer;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Offer;

(c) Dissenting Debentureholders must transfer their respective Debentures to the Offeror on the terms on which the Offeror acquired the Debentures of the Debentureholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(d) Dissenting Debentureholders must send their respective Debenture certificate(s) to the Debenture Trustee within 21 days after the date of the sending of the Offeror's Notice.

12.4 Delivery of Debenture Certificates

A Dissenting Debentureholder to whom an Offeror's Notice is sent pursuant to Section 12.3 shall, within 21 days after the sending of the Offeror's Notice, send Debentures to the Debenture Trustee duly endorsed for transfer.

12.5 Payment of Consideration to Debenture Trustee

Within 21 days after the Offeror sends an Offeror's Notice pursuant to Section 12.3, the Offeror shall pay or transfer to the Debenture Trustee, or to such other person as the Debenture Trustee may direct, the cash or other consideration that is payable to Dissenting Debentureholders pursuant to Section 12.2. The acquisition by the Offeror of all Debentures held by all Dissenting Debentureholders shall be effective as of the time of such payment or transfer.

12.6 Consideration to be held in Trust

The Debenture Trustee, or the person directed by the Debenture Trustee, shall hold in trust for the Dissenting Debentureholders the cash or other consideration they or it receives under Section 12.5. The Debenture Trustee, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

12.7 Completion of Transfer of Debentures to Offeror

Within 30 days after the date of the sending of an Offeror's Notice pursuant to Section 12.3, the Debenture Trustee, if the Offeror has complied with Section 12.5, shall:

(a) do all acts and things and execute and cause to be executed all instruments as in the Debenture Trustee's opinion may be necessary or desirable to cause the transfer of the Debentures of the Dissenting Debentureholders to the Offeror;

(b) send to each Dissenting Debentureholder who has complied with Section 12.4 the consideration to which such Dissenting Debentureholder is entitled under this Article 12; and

(c) send to each Dissenting Debentureholder who has not complied with Section 12.4 a notice stating that:

  (i) his or her Debentures have been transferred to the Offeror;

  (ii) the Debenture Trustee or some other person designated in such notice are holding in trust the consideration for such Debentures; and

  (iii) the Debenture Trustee, or such other person, will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder's Debenture certificate(s) or such other documents as the Debenture Trustee or such other person may require in lieu thereof;

and the Debenture Trustee is hereby appointed the agent and attorney of the Dissenting Debentureholders for the purposes of giving effect to the foregoing provisions.

12.8 Communication of Offer to Trust

An Offeror cannot make an Offer for Debentures unless, concurrent with the communication of the Offer to any Debentureholder, a copy of the Offer is provided to the Trust.

ARTICLE 13
MEETINGS OF DEBENTUREHOLDERS

13.1 Right to Convene Meeting

The Debenture Trustee or the Trust may at any time and from time to time, and the Debenture Trustee shall, on receipt of a written request of the Trust or a written request signed by the holders of not less than 25% of the principal amount of the Debentures then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Trust or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Debenture Trustee failing, within 30 days after receipt of any such request and such funding of indemnity, to give notice convening a meeting, the Trust or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary or at such other place as may be approved or determined by the Debenture Trustee.

13.2 Notice of Meetings

(a) At least 21 days notice of any meeting shall be given to the Debentureholders in the manner provided in Section 14.2 and a copy of such notice shall be sent by post to the Debenture Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debentures shall not

invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

(b) If the business to be transacted at any meeting by Extraordinary Resolution or otherwise, or any action to be taken or power exercised by instrument in writing under Section 13.15, especially affects the rights of holders of Debentures of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Debentures of any other series are affected (determined as provided in Sections 13.2(c) and (d)), then:

(i) a reference to such fact, indicating each series of Debentures in the opinion of the Debenture Trustee so especially affected (hereinafter referred to as the "**especially affected series**") shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a "**Serial Meeting**"; and

(ii) the holders of Debentures of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 13.15 unless in addition to compliance with the other provisions of this Article 13:

(A) at such Serial Meeting: (I) there are Debentureholders present in person or by proxy and representing at least 25% in principal amount of the Debentures then outstanding of such series, subject to the provisions of this Article 13 as to quorum at adjourned meetings; and (II) the resolution is passed by the affirmative vote of the holders of more than 50% (or in the case of an Extraordinary Resolution not less than 66 2/3%) of the principal amount of the Debentures of such series then outstanding voted on the resolution; or

(B) in the case of action taken or power exercised by instrument in writing under Section 13.15, such instrument is signed in one or more counterparts by the holders of not less than 66 2/3% in principal amount of the Debentures of such series then outstanding.

(c) Subject to Section 13.2(d), the determination as to whether any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under Section 13.15, especially affects the rights of the Debentureholders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Debentureholders of any other series (and is therefore an especially affected series) shall be determined by an opinion of Counsel, which shall be binding on all Debentureholders, the Debenture Trustee and the Trust for all purposes hereof.

(d) A proposal:

(i) to extend the maturity of Debentures of any particular series or to reduce the principal amount thereof, the rate of interest or redemption premium thereon or to impair any conversion right thereof;

(ii) to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding; or

(iii) to reduce with respect to Debentureholders of any particular series any percentage stated in this Section 13.2 or Sections 13.4, 13.12 and 13.15;

shall be deemed to especially affect the rights of the Debentureholders of such series in a manner differing in a material way from that in which it affects the rights of holders of Debentures of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debentures of any or all other series.

13.3 Chairman

Some person, who need not be a Debentureholder, nominated in writing by the Debenture Trustee shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in person or by proxy shall choose some person present to be chairman.

13.4 Quorum

Subject to the provisions of Section 13.12, at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures and, if the meeting is a Serial Meeting, at least 25% of the Debentures then outstanding of each especially affected series. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debentureholders present in person or by proxy shall, subject to the provisions of Section 13.12, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Debentures or of the Debentures then outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

13.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

13.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 13.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him.

13.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures and of each especially affected series, if applicable, represented at the meeting and voted on the poll.

13.8 Voting

On a show of hands every person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the holder. In

the case of any Debenture denominated in a currency or currency unit other than Canadian dollars, the principal amount thereof for these purposes shall be computed in Canadian dollars on the basis of the conversion of the principal amount thereof at the applicable spot buying rate of exchange for such other currency or currency unit as reported by the Bank of Canada at the close of business on the Business Day next preceding the meeting. Any fractional amounts resulting from such conversion shall be rounded to the nearest $100. A proxy need not be a Debentureholder. In the case of joint holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

13.9 Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. The Trust (in case it convenes the meeting) or the Debenture Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Debentureholder;

(b) the deposit of instruments appointing proxies at such place as the Debenture Trustee, the Trust or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, or sent by other electronic means before the meeting to the Trust or to the Debenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debentureholders and persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

13.10 Persons Entitled to Attend Meetings

The Trust and the Debenture Trustee, by their respective officers and directors, the Auditors of the Trust and the legal advisers of the Trust, the Debenture Trustee or any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such.

13.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject in the case of the matters in paragraphs (a), (b), (c), (d) and (l) to receipt of the prior approval of the Toronto Stock Exchange (if applicable) or such other exchange on which the Debentures are then listed:

(a) power to authorize the Debenture Trustee to grant extensions of time for payment of any principal, premium or interest on the Debentures, whether or not the principal, premium, or interest, the payment of which is extended, is at the time due or overdue;

(b) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Debenture Trustee against the Trust, or against its property, whether such rights arise under this Indenture or the Debentures or otherwise;

(c) power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture which shall be agreed to by the Trust and to authorize the Debenture Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d) power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Trust or for the consolidation, amalgamation or merger of the Trust with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Trust or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 11.1 shall have been complied with;

(e) power to direct or authorize the Debenture Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f) power to waive, and direct the Debenture Trustee to waive, any default hereunder and/or cancel any declaration made by the Debenture Trustee pursuant to Section 8.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g) power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium or interest on the Debentures, or for the execution of any trust or power hereunder;

(h) power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 8.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(i) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any units or other securities of the Trust;

(j) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Debenture Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k) power to remove the Debenture Trustee from office and to appoint a new Debenture Trustee or Debenture Trustees provided that no such removal shall be effective unless and until a new Debenture Trustee or Debenture Trustees shall have become bound by this Indenture;

(l) power to sanction the exchange of the Debentures for or the conversion thereof into units, bonds, debentures or other securities or obligations of the Trust or of any other Person formed or to be formed;

(m) power to authorize the distribution in specie of any shares or securities received pursuant to a transaction authorized under the provisions of Section 13.11(l); and

(n) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Section 13.11(j).

Notwithstanding the foregoing provisions of this Section 13.11 none of such provisions shall in any manner allow or permit any amendment, modification, abrogation or addition to the provisions of Article 5 which could reasonably be expected to detrimentally affect the rights, remedies or recourse of the priority of the Senior Creditors.

13.12 Meaning of "Extraordinary Resolution"

(a) The expression "**Extraordinary Resolution**" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at which holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are present in person or by proxy and passed by the favourable votes of the holders of not less than 66 2/3% of the principal amount of the Debentures, and if the meeting is a Serial Meeting by the affirmative vote of the holders of not less than 66 2/3% of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(b) If, at any such meeting, the holders of not less than 25% of the principal amount of the Debentures then outstanding and, if the meeting is a Serial Meeting, 25% of the principal amount of the Debentures then outstanding of each especially affected series, in each case are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 14.2. Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 66 2/3% of the principal amount of the Debentures and, if the meeting is a Serial Meeting, by the affirmative vote of the holders of not less than 66 2/3% of the principal amount of the Debentures of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 25% in principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are not present in person or by proxy at such adjourned meeting.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

13.13 Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of

such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

13.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Debenture Trustee at the expense of the Trust, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

13.15 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of 66 2/3% of the principal amount of all the outstanding Debentures and, if the meeting at which such actions might be taken would be a Serial Meeting, by the holders of 66 2/3% of the principal amount of the Debentures then outstanding of each especially affected series, by an instrument in writing signed in one or more counterparts and the expression "**Extraordinary Resolution**" when used in this Indenture shall include an instrument so signed.

13.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 13.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Debenture Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

13.17 Evidence of Rights Of Debentureholders

(a) Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders.

(b) The Debenture Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

13.18 Concerning Serial Meetings

If in the opinion of Counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 13.15, does not adversely affect the rights of the holders of Debentures of one or more series, the provisions of this Article 13 shall apply as if the Debentures of such series were not outstanding and no notice of any such meeting need be given to the holders of Debentures of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which is effective only so long as Debentures of a particular series are outstanding shall be deemed not to adversely affect the rights of the holders of Debentures of any other series.

ARTICLE 14
NOTICES

14.1 Notice to Trust

Any notice to the Trust under the provisions of this Indenture shall be valid and effective if delivered to the Trust at: Suite 3100, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3H7, Attention: Chief Financial Officer, and a copy delivered to Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9, Attention: Jay Reid, or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Trust may from time to time notify the Debenture Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Trust for all purposes of this Indenture.

14.2 Notice to Debentureholders

All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Trust to give or mail any notice due to anything beyond the reasonable control of the Trust shall not invalidate any action or proceeding founded thereon.

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Trust shall give such notice by publication at least once in the Cities of Calgary and Toronto (or in such of those cities as, in the opinion of the Debenture Trustee, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city.

Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any persons interested in such Debenture.

14.3 Notice to Debenture Trustee

Any notice to the Debenture Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Debenture Trustee at its principal office in the City of Calgary, at 710, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, Attention: Manager, Corporate Trust or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof.

14.4 Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Debenture Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 14.3, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 14.3.

ARTICLE 15
CONCERNING THE DEBENTURE TRUSTEE

15.1 No Conflict of Interest

The Debenture Trustee represents to the Trust that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Debenture Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 15.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Debenture Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 15.2.

15.2 Replacement of Debenture Trustee

The Debenture Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Trust 90 days notice in writing or such shorter notice as the Trust may accept as sufficient. If at any time a material conflict of interest exists in the Debenture Trustee's role as a fiduciary hereunder the Debenture Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 15.2. The validity and enforceability of this Indenture and of the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Debenture Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Trust shall forthwith appoint a new Debenture Trustee unless a new Debenture Trustee has already been appointed by the Debentureholders. Failing such appointment by the Trust, the retiring Debenture Trustee or any Debentureholder may apply to a Judge of the Court of Queen's Bench of Alberta, on such notice as such Judge may direct at the Trust's expense, for the appointment of a new Debenture Trustee but any new Debenture Trustee so appointed by the Trust or by the Court shall be subject to removal as aforesaid by the Debentureholders and the appointment of such new Debenture Trustee shall be effective only upon such new Debenture Trustee becoming bound by this Indenture. Any new Debenture Trustee appointed under any provision of this Section 15.2 shall be a corporation authorized to carry on the business of a trust company in all of the Provinces of Canada. On any new appointment the new Debenture Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Debenture Trustee.

Any company into which the Debenture Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Debenture Trustee shall be a party, shall be the successor trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Debenture Trustee or of the Trust, the Debenture Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Debenture Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Debenture Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Debenture Trustee to the successor Debenture Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Trust be required by any new Debenture Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Debenture Trustee, be made, executed, acknowledged and delivered by the Trust.

15.3 Duties of Debenture Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Debenture Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

15.4 Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder the Debenture Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Debenture Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Debenture Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 15.5, if applicable, and with any other applicable requirements of this Indenture. The Debenture Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Debenture Trustee may rely on an opinion of Counsel satisfactory to the Debenture Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Trust.

15.5 Evidence and Authority to Debenture Trustee, Opinions, etc.

The Trust shall furnish to the Debenture Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Trust or the Debenture Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Debenture Trustee at the request of or on the application of the Trust, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Debenture Trustee in accordance with the terms of this Section 15.5, or (b) the Debenture Trustee, in the exercise of its rights and duties under this Indenture, gives the Trust written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of:

(a) a certificate made by any one officer or director of AOG, on behalf of the Trust, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(b) in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(c) in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Trust whom the Debenture Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

Whenever such evidence relates to a matter other than the certificates and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a trustee, officer or employer of the Trust it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (a) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

The Trust shall furnish to the Debenture Trustee at any time if the Debenture Trustee reasonably so requires, its certificate that the Trust has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Trust shall, whenever the Debenture Trustee so requires, furnish the Debenture Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Debenture Trustee as to any action or step required or permitted to be taken by the Trust or as a result of any obligation imposed by this Indenture.

15.6 Officer's Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Debenture Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Debenture Trustee, if acting in good faith, may rely upon an Officer's Certificate.

15.7 Experts, Advisers and Agents

The Debenture Trustee may:

(a) employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Debenture Trustee or by the Trust, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Debenture Trustee may, but need not be, solicitors for the Trust.

15.8 Debenture Trustee May Deal in Debentures

Subject to Sections 15.1 and 15.3, the Debenture Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Trust or otherwise, without being liable to account for any profits made thereby.

15.9 Investment of Monies Held by Debenture Trustee

Unless otherwise provided in this Indenture, any monies held by the Debenture Trustee, which, under the trusts of this Indenture, may or ought to be invested or which may be on deposit with the Debenture Trustee or which may be in the hands of the Debenture Trustee, may be invested and reinvested in the name or under the control of the Debenture Trustee in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust monies, provided that such securities are expressed to mature within two years or such shorter period selected to facilitate any payments expected to be made under this Indenture, after their purchase by the Debenture Trustee, and unless and until the Debenture Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Debenture Trustee shall so invest such monies at the written direction of the Trust given in a reasonably timely manner. Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Debenture Trustee in any chartered bank of Canada or, with the consent of the Trust, in the deposit department of the Debenture Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any Province thereof at the rate of interest, if any, then current on similar deposits.

Unless and until the Debenture Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Debenture Trustee shall pay over to the Trust all interest received by the Debenture Trustee in respect of any investments or deposits made pursuant to the provisions of this Section.

15.10 Debenture Trustee Not Ordinarily Bound

Except as provided in Section 8.2 and as otherwise specifically provided herein, the Debenture Trustee shall not, subject to Section 15.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Trust of any of the obligations herein imposed upon the Trust or of the covenants on the part of the Trust herein contained, nor in any way to supervise or interfere with the conduct of the Trust's business, unless the Debenture Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 13, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

15.11 Debenture Trustee Not Required to Give Security

The Debenture Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

15.12 Debenture Trustee Not Bound to Act on Trust's Request

Except as in this Indenture otherwise specifically provided, the Debenture Trustee shall not be bound to act in accordance with any direction or request of the Trust or of the trustee until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Debenture Trustee, and the Debenture Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Debenture Trustee to be genuine.

15.13 Conditions Precedent to Debenture Trustee's Obligations to Act Hereunder

The obligation of the Debenture Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Debenture Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Debenture Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Debenture Trustee to protect and hold harmless the Debenture Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

None of the provisions contained in this Indenture shall require the Debenture Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

The Debenture Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Debenture Trustee the Debentures held by them for which Debentures the Debenture Trustee shall issue receipts.

15.14 Authority to Carry on Business

The Debenture Trustee represents to the Trust that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in the Province of Alberta but if, notwithstanding the provisions of this Section 15.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Debenture Trustee shall, within 90 days after ceasing to be

authorized to carry on the business of trust company in the Province of Alberta, either become so authorized or resign in the manner and with the effect specified in Section 15.2.

15.15 Compensation and Indemnity

(a) The Trust shall pay to the Debenture Trustee from time to time compensation for its services hereunder as agreed separately by the Trust and the Debenture Trustee, and shall pay or reimburse the Debenture Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Debenture Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Debenture Trustee under this Indenture shall be finally and fully performed. The Debenture Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b) The Trust hereby indemnifies and saves harmless the Debenture Trustee and its directors, officers and employees from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Debenture Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the negligent failure to act, or the wilful misconduct or bad faith of the Debenture Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Debenture Trustee. The Debenture Trustee shall notify the Trust promptly of any claim for which it may seek indemnity. The Trust shall defend the claim and the Debenture Trustee shall co-operate in the defence. The Debenture Trustee may have separate counsel and the Trust shall pay the reasonable fees and expenses of such Counsel. The Trust need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Debenture Trustee or the discharge of this Indenture.

(c) The Trust need not reimburse any expense or indemnify against any loss or liability incurred by the Debenture Trustee through negligence or bad faith or breach of the Debenture Trustee's duties hereunder.

15.16 Acceptance of Trust

The Debenture Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

ARTICLE 16
SUPPLEMENTAL INDENTURES

16.1 Supplemental Indentures

From time to time the Debenture Trustee and, when authorized by a resolution of the directors of AOG, on behalf of the Trust, the Trust, may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a) providing for the issuance of Additional Debentures under this Indenture;

(b) adding to the covenants of the Trust herein contained for the protection of the Debentureholders, or of the Debentures of any series, or providing for events of default, in addition to those herein specified;

(c) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the

Debentures which do not affect the substance thereof and which in the opinion of the Debenture Trustee relying on an opinion of Counsel will not be prejudicial to the interests of the Debentureholders;

(d) evidencing the succession, or successive successions, of others to the Trust and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(e) giving effect to any Extraordinary Resolution passed as provided in Article 13; and

(f) for any other purpose not inconsistent with the terms of this Indenture.

Unless the supplemental indenture requires the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, by Extraordinary Resolution, the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. The Trust and the Debenture Trustee may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Debentures into the United States in order to ensure that such issuances can be made in accordance with applicable law in the United States without the consent or approval of the Debentureholders. Further, the Trust and the Debenture Trustee may without the consent or concurrence of the Debentureholders or the holders of a particular series of Debentures, as the case may be, by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of the Trust provided for the issue of Debentures, providing that in the opinion of the Debenture Trustee (relying upon an opinion of Counsel) the rights of the Debentureholders are in no way prejudiced thereby.

ARTICLE 17
EXECUTION AND FORMAL DATE

17.1 Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

17.2 Contracts of the Trust

The parties hereby acknowledge that in addition to entering into this Indenture on its own behalf, AOG is entering into this Indenture on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon AOG or any of the registered or beneficial unitholders of the Trust, or any annuitant under a plan of which a unitholder of the Trust acts as trustee or carrier, and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of such persons or the private property of any such persons. Any recourse against the Trust or any of the aforementioned persons in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Indenture relates, if any, including, without limitation, claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the trust indenture between the Debenture Trustee and AOG made as of April 17, 2001, supplemented as of May 22, 2002 and amended and restated as of June 25, 2002 and May 28, 2003, as amended from time to time.

17.3 Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of October 18, 2002 irrespective of the actual date of execution hereof.

IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

ADVANTAGE ENERGY INCOME FUND, by Advantage Oil & Gas Ltd.

By: "Kelly I. Drader"
Kelly I. Drader

ADVANTAGE OIL & GAS LTD.

By: "Kelly I. Drader"
Kelly I. Drader

COMPUTERSHARE TRUST COMPANY OF CANADA

By: "Laura Leong"

By: "Lucy Liu"

SCHEDULE "A"

TO THE TRUST INDENTURE AMONG

ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF DEBENTURE

SCHEDULE "A"

This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this Debenture is presented by an authorized representative of The Canadian Depository for Securities Limited ("CDS") to Advantage Energy Income Fund or its agent for registration of transfer, exchange or payment, and any Debenture issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS, (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since as the registered holder hereof, CDS & CO. has an interest herein.

CUSIP 00762L AB7

No. 1 **$30,000,000**

ADVANTAGE ENERGY INCOME FUND

(A trust governed by the laws of Alberta)

9.00% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE DUE AUGUST 1, 2008

ADVANTAGE ENERGY INCOME FUND (the "**Trust**") for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the "**Indenture**") dated as of July 8, 2003 among the Trust, Advantage Oil & Gas Ltd. and Computershare Trust Company of Canada (the "**Debenture Trustee**"), promises to pay to the registered holder hereof on August 1, 2008 (the "**Maturity Date**") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of Thirty Million Dollars ($30,000,000) in lawful money of Canada on presentation and surrender of this Initial Debenture at the main branch of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 9.00% per annum, in like money, in arrears in equal (with the exception of the first interest payment which will include interest from July 8, 2003 as set forth below) semi-annual instalments (less any tax required by law to be deducted) on February 1 and August 1 in each year commencing on February 1, 2004 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date and, should the Trust at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. The first interest payment will include interest accrued from July 8, 2003 to, but excluding February 1, 2004, which will be equal to $51.2877 for each $1,000 principal amount of the Initial Debentures.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Initial Debenture.

This Debenture is one of the 9.00% Convertible Unsecured Subordinated Debentures (referred to herein as the "Initial Debenture") of the Trust issued or issuable in one or more series under the provisions of the Indenture. The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of $30,000,000 in lawful money of Canada. However, but subject to the terms of the Indenture, up to an additional

$50,000,000 of Initial Debentures may be issued pursuant to the Indenture after the date hereof. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Trust and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.

The Initial Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

The whole, or if this Initial Debenture is a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal of this Initial Debenture is convertible, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario, at any time prior to the close of business on the Maturity Date or, if this Initial Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Initial Debenture, into Trust Units (without adjustment for interest accrued hereon or for dividends or distributions on Trust Units issuable upon conversion) at a conversion price of $17.00 (the "**Conversion Price**") per Trust Unit, being a rate of approximately 58.82353 Trust Units for each $1,000 principal amount of Initial Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture. No Debentures may be converted during the five Business Days preceding and including February 1 and August 1 in each year, commencing February 1, 2004, as the registrars of the Debenture Trustee will be closed during such periods. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Trust Units will be issued on any conversion but in lieu thereof, the Trust will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture. Holders converting their Debentures will receive accrued and unpaid interest thereon. If a Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the person or persons entitled to receive Trust Units in respect of the Debenture so surrendered for conversion shall not become the holder or holders of record of such Trust Units until the Business Day following such Interest Payment Date.

This Initial Debenture may be redeemed at the option of the Trust on the terms and conditions set out in the Indenture at the redemption price therein and herein set out provided that this Initial Debenture is not redeemable on or before August 1, 2006, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. After August 1, 2006 and on or prior to August 1, 2007, the Initial Debentures are redeemable at the option of the Trust at a price equal to $1,050 per $1,000 principal amount of Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. After August 1, 2007 and prior to maturity, the Initial Debentures are redeemable at the option of the Trust at a price equal to $1,025 per $1,000 principal amount of Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Trust Units obtained by dividing the applicable Redemption Price by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.

Upon the occurrence of a Change of Control of the Trust, the Trust is required to make an offer to purchase all of the Initial Debentures at a price equal to 101% of the principal amount of such Initial Debentures plus accrued and unpaid interest (if any) up to, but excluding, the date the Initial Debentures are so repurchased (the "**Offer**"). If 90% or more of the principal amount of all Debentures outstanding on the date the Trust provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Trust has the right to redeem and shall redeem all the remaining outstanding Initial Debentures on the same date and at the same price.

If a takeover bid for Initial Debentures, within the meaning of the Applicable Securities Legislation, is made and 90% or more of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be

entitled to acquire the Initial Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Initial Debentures.

The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Initial Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Trust Units obtained by dividing the principal amount of this Initial Debenture to be paid for in Trust Units pursuant to the exercise by the Trust of the Unit Repayment Right by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Trust, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Trust Units, officers and directors of Advantage Oil & Gas Ltd. or the trustee, manager and other agents of the Trust in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Trust with the approval of the Debenture Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF ADVANTAGE ENERGY INCOME FUND has caused this Debenture to be signed by its authorized representatives as of the 8th day of July, 2003.

ADVANTAGE ENERGY INCOME FUND, by Advantage Oil & Gas Ltd.

By: ____________________________________

(FORM OF DEBENTURE TRUSTEE'S CERTIFICATE)

This Initial Debenture is one of the 9.00% Convertible Unsecured Subordinated Debentures due August 1, 2008 referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ____________________________________
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ______________________________, whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $____________ principal amount hereof*) of ADVANTAGE ENERGY INCOME FUND standing in the name(s) of the undersigned in the register maintained by the Trust with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Dated: ____

Address of Transferee: ____
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: ______________________________

*If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Initial Debenture is transferable only in its entirety) to be transferred.

1. The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Initial Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2. The registered holder of this Initial Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

____
Authorized Officer

____
Signature of transferring registered holder

____
Name of Institution

EXHIBIT "1"
TO CDS GLOBAL DEBENTURE

ADVANTAGE ENERGY INCOME FUND

9.00% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
DUE AUGUST 1, 2008

Initial Principal Amount: $30,000,000 CUSIP: 00762L AB7

Authorization: ______________________

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE "B"

TO THE TRUST INDENTURE AMONG

ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF REDEMPTION NOTICE

SCHEDULE "B"

Form of Redemption Notice

ADVANTAGE ENERGY INCOME FUND

9.00% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

REDEMPTION NOTICE

To: Holders of 9.00% Convertible Unsecured Subordinated Debentures (the "**Debentures**") of Advantage Energy Income Fund (the "**Trust**")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the trust indenture (the "**Indenture**") dated as of July 8, 2003 among the Trust, Advantage Oil & Gas Ltd. and Computershare Trust Company of Canada (the "**Debenture Trustee**"), that the aggregate principal amount of $• of the $• of Debentures outstanding will be redeemed as of • (the "**Redemption Date**"), upon payment of a redemption amount of $• for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $• (the "**Redemption Price**"), and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (collectively, the "**Total Redemption Price**").

The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada
Suite 710, 530 - 8th Avenue, SW
Calgary AB T2P 3S8

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture, the Trust hereby irrevocably elects to satisfy its obligation to pay to the holders of Debentures $• of the Redemption Price payable to holders of Debentures in accordance with this notice by issuing and delivering to the holders that number of Freely Tradeable Trust Units obtained by dividing the Redemption Price by 95% of the then Current Market Price of the Trust Units.]

No fractional Trust Units shall be delivered upon the exercise by the Trust of the above-mentioned redemption right but, in lieu thereof, the Trust shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Redemption Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Trust shall, on the Redemption Date, make the delivery to the Debenture Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of certificates representing the Freely Tradeable Trust Units to which holders are entitled together with the cash equivalent in lieu of fractional Trust Units, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Debentures are to be redeemed by issuing Freely Tradeable Trust Units, cash representing the balance of the Redemption Price.

DATED:

ADVANTAGE ENERGY INCOME FUND, by
Advantage Oil & Gas Ltd.

____

(Authorized Director or Officer of
Advantage Oil & Gas Ltd.)

SCHEDULE "C"

TO THE TRUST INDENTURE AMONG

ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF MATURITY NOTICE

SCHEDULE "C"

Form of Maturity Notice

ADVANTAGE ENERGY INCOME FUND

9.00% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

MATURITY NOTICE

To: Holders of 9.00% Convertible Unsecured Subordinated Debentures (the "**Debentures**") of Advantage Energy Income Fund (the "**Trust**")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the trust indenture (the "**Indenture**") dated as of July 8, 2003 among the Trust, Advantage Oil & Gas Ltd. and Computershare Trust Company of Canada, as trustee (the "**Debenture Trustee**"), that the Debentures are due and payable as of August 1, 2008 (the "**Maturity Date**") and the Trust elects to satisfy its obligation to pay to holders of Debentures the principal amount of all of the Debentures outstanding on the Maturity Date by issuing and delivering to the holders that number of Freely Tradeable Trust Units equal to the number obtained by dividing such principal amount of the Debentures by 95% of the Current Market Price of Trust Units on the Maturity Date.

No fractional Trust Units shall be delivered on exercise by the Trust of the above mentioned repayment right but, in lieu thereof, the Trust shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Maturity Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Trust shall, on the Maturity Date, make delivery to the Debenture Trustee, at its principal corporate trust office in Calgary, Alberta, for delivery to and on account of the holders, of certificates representing the Freely Tradeable Trust Units to which holders are entitled together with the cash equivalent in lieu of fractional Trust Units, cash for all accrued and unpaid interest up to, but excluding, the Maturity Date and if only a portion of the Debentures are to be repaid by issuing Freely Tradeable Trust Units, cash representing the balance of the principal amount and premium (if any) due on the Maturity Date.

DATED:

ADVANTAGE ENERGY INCOME FUND, by
Advantage Oil & Gas Ltd.

____

(Authorized Director or Officer of
Advantage Oil & Gas Ltd.)

SCHEDULE "D"

TO THE TRUST INDENTURE AMONG

ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF NOTICE OF CONVERSION

SCHEDULE "D"

Form of Notice of Conversion

CONVERSION NOTICE

TO: ADVANTAGE ENERGY INCOME FUND

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 9.00% Convertible Unsecured Subordinated Debentures bearing Certificate No. • irrevocably elects to convert such Debentures (or $• principal amount thereof*) in accordance with the terms of the Indenture referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the Trust Units of Advantage Energy Income Fund issuable upon a conversion be issued and delivered to the person indicated below. (If Trust Units are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated: ______________________________

____
(Signature of Registered Holder)

* If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE: If Trust Units are to be issued in the name of a person other than the holder, the signature must be guaranteed by a chartered bank, a trust company or by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

(Print name in which Trust Units are to be issued, delivered and registered)

Name: ______________________________

____
(Address)

____
(City, Province and Postal Code)

Name of guarantor: ______________________________

Authorized signature: ______________________________

SCHEDULE "E"

TO THE TRUST INDENTURE AMONG

ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF DECLARATION FOR REMOVAL OF LEGEND

SCHEDULE "E"

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Computershare Trust Company of Canada, as trustee and registrar of the 9.00% Convertible Unsecured Subordinated Debentures and Trust Units of Advantage Energy Income Fund

The undersigned (a) acknowledges that the sale of the securities of Advantage Energy Income Fund (the "**Trust**") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the *United States Securities Act of 1933*, as amended (the "**1933 Act**") and (b) certifies that (1) it is not an affiliate of the Trust (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States, and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ______________________________

By: ______________________________

Name: ______________________________

Title: ______________________________

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

   Advantage Energy Income Fund
   3100, 150 – 6th Avenue S.W.
   Calgary, Alberta
   T2P 3H7

2. **Date of Material Change:**

   July 8, 2003

3. **News Release:**

   A press release announcing the material change was issued on July 8, 2003 for Canadian wide distribution through Canada Newswire.

4. **Summary of Material Change:**

   Advantage Energy Income Fund ("Advantage" or the "Trust") has completed its previously announced issue of $30,000,000 principal amount of 9.00% convertible unsecured subordinated debentures. The financing was completed by a syndicate of underwriters led by Scotia Capital and included BMO Nesbitt Burns Inc., National Bank Financial Inc., CIBC World Markets Inc. and FirstEnergy Capital Corp.

5. **Full Description of Material Change:**

   Advantage Energy Income Fund ("Advantage" or the "Trust") has completed its previously announced issue of $30,000,000 principal amount of 9.00% convertible unsecured subordinated debentures (the "Convertible Debentures"). The financing was completed by a syndicate of underwriters led by Scotia Capital and included BMO Nesbitt Burns Inc., National Bank Financial Inc., CIBC World Markets Inc. and FirstEnergy Capital Corp.

   The Convertible Debentures, with a face value of $1,000 per debenture, have a coupon of 9.00%, mature on August 1, 2008 and are convertible into trust units of Advantage at a price of $17.00 per trust unit. Purchasers converting their Convertible Debentures will receive accrued and unpaid interest thereon. Purchasers of the Convertible Debentures will receive interest semi-annually with the first interest payment on February 1, 2004.

   The net proceeds of the offering will be used to fund the previously announced expanded capital expenditures program aimed primarily at shallow, long life natural gas infill and development drilling projects. In the interim the net proceeds were used to repay outstanding indebtedness.

   The offering of Convertible Debentures was made in Canada pursuant to a short-form prospectus, to Qualified Institutional Buyers in the United States pursuant to the exemption from registration provided by Rule 144A under the Securities Act of 1933 and internationally as permitted.

6. **Reliance on Section 146 of the *Securities Act* or equivalent section:**

   Not applicable.

7. **Omitted Information:**

Not applicable.

8. **Senior Officer:**

Peter Hanrahan, Chief Financial Officer of Advantage Oil & Gas Ltd., may be reached at (403) 781-8137 or by fax at (403) 262-0723.

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

This statement is made in the City of Calgary, in the Province of Alberta, as of July 8, 2003.

ADVANTAGE ENERGY INCOME FUND,
by Advantage Oil & Gas Ltd.

Per: "Peter Hanrahan"
Peter Hanrahan
Chief Financial Officer
Advantage Oil & Gas Ltd.

cc: Toronto Stock Exchange